Form 20-F
period 2020-12-31
ING GROEP NV
filed 2021-03-12
CIK 1039765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐
REGISTRATION

STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended 31 December 2020
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
3.550% Fixed Rate Senior Notes due 2024 ING24 New York Stock Exchange
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

Ordinary Shares, nominal value EUR 0.01 per Ordinary Share         3.900.668. 6 35

Indicate by check mark if the registrant is a well-known seasoned issuer,

as defined in Rule 405 of the Securities
Act.
☐

Yes
☒

No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file
reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 193

☐

Yes
☒

No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections
.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s
assessment of the effectiveness of its internal control

over financial reporting under Section 404(b) of the
Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit
report.
☒

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
12b - 2 of the Exchange Act).
☐

Yes
☒

No

ING GROUP
Annual Report 2020 on Form 20-F

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

Contents
Part I

PRESENTATION

OF INFORMATION
5
CAUTIONARY STATEMENT

WITH RESPECT TO FORWARD

-LOOKING
STATEMENTS
6
1
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
8
2
OFFER STATISTICS

AND EXPECTED TIMETABLE
8
3
KEY INFORMATION
8
4
INFORMATION ON THE COMPANY
30
4A
UNRESOLVED STAFF

COMMENTS
66
5
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
67
6
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
85
7
MAJOR SHAREHOLDERS AND RELATED PARTY

TRANSACTIONS
119
8
FINANCIAL INFORMATION
121
9
THE OFFER AND LISTING
122
10
ADDITIONAL INFORMAT ION
123
11
QUANTITATIVE

AND QUALITATIVE

DISCLOSURE ABOUT MARKET RISK
129
12
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
130
Part II
13
DEFAULTS,

DIVIDEND ARREARAGES AND DELINQUENCIES
132
14
MATERIAL MODIFICATIONS

TO THE RIGHTS OF SECURITY HOLDERS AND USE
OF PROCEEDS
132
15
CONTROLS AND PROCEDURES
132
16A
AUDIT COMMITTEE FINANCIAL EXPERT
134
16B
CODE OF ETHICS
134
16C
PRINCIPAL ACCOUNTANT

FEES AND SERVICES
136
16D
EXEMPTIONS FROM THE LISTING STANDARDS

FOR AUDIT COMMITTEES
136
16E
PURCHASES OF REGISTERED EQUITY SERVICES BY THE ISSUER AND AFFILIATED
PURCHASERS
136
16F
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
137
16H
MINE SAFETY DISCLOSURE
138

Part III
17
FINANCIAL STATEMENTS
139
18
FINANCIAL STATEMENTS
139
19
EXHIBITS
140

Additional information
RISK MANAGEMENT
142
SELECTED STATISTICAL

INFORMATION ON BANKING OPERATIONS
242

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 5

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

ING
Group’s accounting policies and its use of various options under IFRS

-IASB are described under ‘Principles of
valuation and determination of results’ in the consolidated financial statements.

In this document the term “IFRS-
IASB” is used to refer to IFRS-IASB as applied by ING Group.

The published 2020 Annual Accounts of ING Group, however,

are prepared in accordance with IFRS-EU. IFRS-EU
refers to International

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

Other than for the purpose of SEC reporting, ING Group intends to continue to prepare its Annual Accounts
under IFRS-EU. A reconciliation between IFRS-EU and IFRS

-IASB for shareholders’ equity and net result is included
in Note 1 ‘accounting policies’ to the consolidated financial statements.

Certain amounts set forth herein, such as percentages, may

not sum due to rounding.

This Annual Report on Form 20-F contains inactive textual addresses to Internet websites operated by us and
third parties. Reference to such websites

is made for information purposes only,

and information found at such
websites is not incorporated by reference

into this Annual Report on Form 20-F.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 6

CAUTIONARY STATEMENT

WITH RESPECT
TO FORWARD

-LOOKING STATEMENTS
Certain of the statements contained herein

are not historical facts, including, without limitation, certain statements made of future expectations

and other forward-looking statements that

are based on management’s
current views and assumptions and involve known and unknown risks and uncertainties that could cause actual
results, performance or events to differ materially

from those expressed or implied in such statements. Actual
results, performance or events may differ

materially from those in such statements due to a number of factors, including, without limitation,

●

changes in general economic conditions, in particular economic conditions in ING’s core
markets, including changes affecting currency exchange

rates,
●

the effects of the COVID-19 pandemic and related response

measures, including lockdowns and
travel restrictions, on economic conditions in countries in which ING operates,

on ING’s business
and operations and on ING’s employees, customers

and counterparties,
●

changes affecting interest

rate levels,

●

any default of a major market participant and related

market disruption,
●

changes in performance of financial markets, including in Europe and developing markets,

●

political instability and fiscal uncertainty in Europe and the United States,
●

discontinuation of or changes in ‘benchmark’ indices,
●

inflation and deflation in our principal markets,
●

changes in conditions in the credit and capital markets generally,

including changes in borrower
and counterparty creditworthiness,

●

failures of banks falling under the scope of state

compensation schemes,
●

non-compliance with or changes in laws and regulations, including those financial services and tax laws, and the interpretation

and application thereof,
●

geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities,

●

legal and regulatory risks in certain countries with less developed legal and regulatory
frameworks,
●

prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions, (also among members of the group),
●

regulatory consequences of the United Kingdom’s

withdrawal from the European Union,
including authorizations and equivalence decisions,
●

ING’s ability to meet minimum capital

and other prudential regulatory requirements,
●

changes in regulation of US commodities and derivatives businesses of ING and its customers,
●

application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities,
●

outcome of current and future litigation, enforcement

proceedings, investigations or other
regulatory actions, including claims by customers who feel mislead and other conduct issues,
●

changes in tax laws and regulations and risks of non-compliance or investigation in connection
with tax laws, including FATCA,
●

operational risks, such as system disruptions or failures,

breaches of security, cyber-attacks,
human error,

changes in operational practices or inadequate controls including in respect of
third parties with which we do business,
●

risks and challenges related to cybercrime including the effects of cyber-attacks and changes in
legislation and regulation related to cybersecurity and data privacy,
●

changes in general competitive factors, including ability to increase or maintain market share,
●

the inability to protect our intellectual property and infringement claims by third parties,
●

inability of counterparties to meet financial obligations or ability to enforce rights against such
counterparties,
●

changes in credit ratings,
●

business, operational, regulatory,

reputation and other risks and challenges in connection with climate change,

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 7

●

inability to attract and retain key

personnel,
●

future liabilities under defined benefit retirement plans,
●

failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines,
●

changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and,
●

the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V.
(including the Risk Factors contained therein) and ING’s

more recent disclosures, including press
releases, which are available on www.ING.com

.

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

Any forward looking statements

made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward

-looking statements, whether as a result of new
information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the
United States or any other jurisdiction.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 8

PART

I

Item 1.   I
dentity of Directors,

Senior
Management And Advisors
Not Applicable.

Item 2.
Offer Statistics

and Expected
Timetable
Not Applicable.

Item 3.   Key Information
A.   Selected financial data
Not applicable.

B.   Capitalization and indebtedness
This item does not apply to annual reports on Form 20-F.

C.   Reasons for the offer and use of proceeds
This item does not apply to annual reports on Form 20-F.

D.   Risk Factors

Summary of Risk factors
The following is a summary of the principal risk factors that could have a material adverse effect on the business
activities, financial condition, results and prospects of ING. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” for a detailed description of these risks.

Risks related to financial conditions, market

environment and general economic trends
●

Our revenues and earnings are affected by the volatility

and strength of the economic, business,
liquidity, funding and capital markets

environments of the various geographic regions in which we
conduct business, as well as by changes in customer behaviour in these regions, and an adverse change in any one region could have an impact on our business, results and financial condition.
●

ING’s business, results and financial condition have

been, and likely will continue to be, adversely
affected by the Covid-19 pandemic.
●

Interest rate volatility

and other interest rate changes may

adversely affect our business, results and
financial condition.
●

The default of a major market participant could disrupt the markets and may have an adverse effect

on
our business, results and financial condition.
●

Continued risk of political instability and fiscal uncertainty in Europe and the United States,

as well as
ongoing volatility in the financial markets and the economy generally have adversely affected,

and may
continue to adversely affect, our business, results and financial condition.
●

Discontinuation of or changes to ‘benchmark’ indices may negatively affect our business, results and
financial condition.
●

Inflation and deflation may negatively affect

our business, results and financial condition.
●

Market conditions, including those observed over the past few years,

and the application of IFRS 9 may
increase the risk of loans being impaired and have a negative effect on our results and financial
condition.
●

We may incur losses due to failures of banks falling

under the scope of state compensation schemes.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 9

Risks related to the regulation and supervision of the Group
●

Non-compliance with laws and/or regulations concerning financial services or financial institutions, including with respect to financial economic crimes, could result in fines and other liabilities, penalties or consequences for us, which could materially affect our business and reduce our profitability.
●

Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities.
●

We are subject to additional legal and regulatory risk in certain countries where we operate with less
developed or predictable legal and regulatory frameworks.
●

We are subject to the regulatory supervision of the ECB and other regulators with extensive supervisory
and investigatory powers.
●

The regulatory consequences of the United Kingdom’s withdrawal from the European Union may have
adverse effects on our business, results and financial condition.

●

Failure to meet minimum capital and other prudential regulatory requirements as applicable to us from
time to time may have a material adverse

effect on our business, results and financial condition and on our ability to make payments on certain of our securities.
●

Our US commodities and derivatives business is subject to CFTC and SEC regulation under the Dodd-
Frank Act.
●

We are subject to several other bank recovery

and resolution regimes that include statutory write down
and conversion as well as other powers, which remains subject to significant uncertainties as to scope
and impact on us.

Risks related to litigation, enforcement

proceedings and investigations and to

changes in tax
laws
●

We may be subject to litigation, enforcement

proceedings, investigations or other regulatory actions,
and adverse publicity.
●

We are subject to different

tax regulations in each of the jurisdictions where we conduct business, and are exposed to changes in tax laws, and risks of non-compliance with or proceedings or investigations with respect to, tax laws.
●

We may be subject to withholding tax if we fail to

comply with the Foreign Account Tax

Compliance Act
(“FATCA”)

and other US withholding tax regulations
●

ING is exposed to the risk of claims from customers who feel misled or treated unfairly because of advice
or information received.

Risks related to the Group’s

business and operations
●

Operational risks, such as systems disruptions or failures,

breaches of security, cyber attacks,

human
error,

changes in operational practices, inadequate controls

including in respect of third parties with
which we do business, natural disasters or outbreaks of communicable diseases may adversely impact
our reputation, business and results.
●

We are subject to increasing risks related

to cybercrime and compliance with cybersecurity regulation.
●

Because we operate in highly competitive markets,

including our home market, we may not be able to
increase or maintain our market share, which may have

an adverse effect on our results.
●

We may not always be able to protect

our intellectual property developed in our products and services and may be subject to infringement claims, which could adversely impact our core business, inhibit efforts to monetize our internal innovations

and restrict our ability to capitalize on future opportunities.
●

The inability of counterparties to meet their financial obligations or our inability to fully enforce our rights against counterparties could have a material

adverse effect on our results.
●

Ratings are important to our business for a number of reasons, and a downgrade or a potential downgrade in our credit ratings could have an adverse

impact on our results and net results.
●

We may be exposed to business, operational, regulatory,

reputational and other risks in connection with
climate change.
●

An inability to retain or attract key

personnel may affect our business and results.
●

We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan
assets is not sufficient to cover potential obligations, including as a result of differences between actual
results and underlying actuarial assumptions and models.

Risks related to the Group’s

risk management practices
●

Risks relating to our use of quantitative models or assumptions to model client behaviour for the
purposes of our market calculations may adversely impact our reputation or results.
●

We may be unable to manage our risks successfully through derivatives.

Risks related to the Group’s

liquidity and financing activities
●

We depend on the capital and credit markets, as well

as customer deposits, to provide the liquidity and
capital required to fund our operations, and adverse conditions in the capital and credit markets, or
significant withdrawals of customer deposits, may impact our liquidity,

borrowing and capital positions,
as well as the cost of liquidity, borrowings

and capital.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 10

●

As a holding company, ING Groep

N.V.

is dependent for liquidity on payments from its subsidiaries, many of which are subject to regulatory and other restrictions on their ability to transact with affiliates.

Additional risks relating to ownership of ING shares
●

Holders of ING shares may experience dilution of their holdings.
●

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

Although the most material risk factors have been presented

first within each category,

the order in which the
remaining risk factors are presented is not necessarily an indication of the likelihood of the risks actually
materialising, of the potential significance of the risks or of the scope of any potential negative impact to our
business, results, financial condition and prospects.

Risks related to financial conditions, market

environment and general economic trends

Our revenues and earnings are affected by

the volatility and strength of the economic, business,
liquidity, funding and capital markets

environments of the various geographic

regions in which
we conduct business, as well as by changes in customer behaviour in these regions, and an
adverse change in any one region could have

an impact on our business, results and financial
condition.

Because ING is a multinational banking and financial services corporation, with a global presence and serving around 39.3 million customers, corporate

clients and financial institutions in over 40 countries, ING’s business, results and financial condition may be significantly impacted by turmoil and volatility in the worldwide financial markets or in the particular geographic areas in which we operate.

In Retail Banking, our products include
savings, payments, investments, loans and mortgages

in most of our Retail Banking markets. In Wholesale
Banking, we provide specialised lending, tailored corporate finance, debt and equity market solutions, payments
& cash management, trade and treasury services. As a result, negative developments in financial markets and/or
countries or regions in which we operate, have

in the past had and may in the future have a material adverse impact on our business, results and financial condition, including as a result of the potential consequences listed below.

Factors such as interest rates,

securities prices, credit spreads, liquidity spreads, exchange rates,

consumer
spending, changes in customer behaviour,

business investment, real estate values

and private equity valuations,
government spending, inflation or deflation, the volatility and strength of the capital markets, political events
and trends, terrorism, pandemics and epidemics (such as Covid-19, as described in greater detail below under the heading “– ING’s business, results and financial condition have been, and likely will continue to be adversely
affected by the Covid-19 pandemic”) or other widespread health emergencies all impact the business and economic environment and, ultimately,

our solvency, liquidity and the amount and profitability

of business we
conduct in a specific geographic region. Certain of these risks are often experienced globally as well as in specific geographic regions and are described in greater detail below under the headings “–Interest rate volatility and
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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 11

instability and fiscal uncertainty in Europe and the United States, as well as ongoing volatility in the financial
markets and the economy generally have

adversely affected, and may continue

to adversely affect, our business,
results and financial condition”.

All of these are factors in local and regional economies as well as in the global economy,

and we may be affected by changes in any one of these factors in any one country or region, and more
if more of these factors occur simultaneously and/or in multiple countries or regions or on a global scale.

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

Eastern Europe (primarily Poland among others), Southern
Europe (primarily Spain among others), East Asia (primarily Singapore among others) and Australia which also
present risks of economic downturn. In an economic downturn, we expect that higher unemployment, lower
family income, lower corporate earnings, higher corporate

and private debt defaults, lower business investments
and lower consumer spending would adversely affect the demand for banking products, and that ING may need
to increase its reserves and provisions, each of which may result in overall lower earnings. The impact of the
Covid-19 pandemic, as an example of an economic downturn, as well as the substantial monetary and government measures, are still materialising and expected

to continue to affect our business. For more
information, refer to the risk factor

described under heading “–ING’s business, results and financial condition have been, and likely will continue to be adversely affected by the Covid-19 pandemic”. Securities prices, real
estate values and private equity valuations

may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders’ equity.

We also offer a number of financial products that
expose us to risks associated with fluctuations in interest rates,

securities prices, corporate and private default
rates, the value of real estate

assets, exchange rates and credit spreads.

For further information on ING’s exposure

to particular geographic areas, see Note 35 ‘Information on
geographic areas’ to the consolidated financial statements

.

ING’s business, results and financial condition have

been, and likely will continue to be,
adversely affected by the Covid-19 pandemic.

The Covid-19 pandemic and the related response measures introduced by various national and local
governmental authorities aimed at preventing the further spread of the disease (such as bans on public events with over a certain number of attendees, closures of places where larger groups of people gather such as schools,
sports facilities, bars and restaurants, lockdowns,

border controls and travel and other restrictions)

have
disrupted the normal flow of business operations in those countries and regions where we and our customers and counterparties operate (such as, among others, Benelux, Germany,

France, Italy,

Spain, the U.K. and the
U.S.). This disruption has adversely affected, and will likely continue to adversely affect, global economic growth,
supply chains, manufacturing, tourism, consumer spending, asset prices and unemployment levels, and has resulted in volatility and uncertainty across the global economy and financial markets.

In addition to the measures aimed at preventing the further spread of Covid-19, governments and central banks
around the world have also introduced measures aimed at mitigating the economic consequences of the
pandemic and related response measures, such as guarantee schemes, compensation schemes and cutting
interest rates. For example,

the Dutch government has implemented economic measures aimed at protecting jobs, households’ wages and companies, e.g., by way of tax payment holidays,

guarantee schemes and a
compensation scheme for heavily affected sectors

in the economy. These announced measures and any
additional measures, including any payment holidays with respect to mortgages or other loans, have had and
may continue to have a significant impact on our customers

and other counterparties.

Governments, regulators and central

banks (including the ECB), have also announced that they are taking or considering measures seeking to safeguard the stability of the financial sector,

to prevent lending to the business
sector from being jeopardised and to ensure the payment system continues to function properly.

The ECB
currently allows banks to operate below the level

of capital required by the Pillar 2 Guidance, capital
conservation buffer and the liquidity coverage ratio,

and banks are also permitted to use a portion of their capital instruments that do not qualify as CET1 capital to meet the Pillar 2 Requirements. Several countries also released
or reduced countercyclical buffers

(CCyB). The ECB has also issued a recommendation to the banks that it supervises that such banks should exercise extreme prudence when deciding on or paying out dividends or

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 12

performing share buy-backs until September 30, 2021. However,

it is not certain whether these or future
measures will be extended or maintained for a sufficient period of time, or whether such measures will be successful in mitigating the economic consequences of the pandemic and related response measures. If the pandemic is prolonged or the actions are unsuccessful, additional actions by governments and central banks may follow and the adverse impact on the global economy will deepen, and our business, results and financial condition may be materially adversely affected.

In 2020, the Covid-19 pandemic affected all of our businesses, including lower or negative interest rates, lower oil
prices and credit deterioration of loans to ING’s

customers. These effects have

also resulted in an increase in the
allowance for credit losses and impairments on non-financial assets, and reduced net interest income due to
lower interest rates. While these effects

were partly offset by resilient fee

and commission income in 2020, this
level of activity may not persist in future periods. With Covid-19 infection rates having recently increased,
especially in some European countries, and further lockdowns measures having been reintroduced,

this may
result in changes in government responses and further downside risk towards macro-economic developments,
with possibly a deeper risk aversion and a delayed recovery.

These developments may result in further negative
impact on our business, results and financial condition.

In 2020, ING also took certain measures to support customers impacted by the Covid-19 pandemic, including payment holidays, offering credit

facilities to business customers under government guarantee

schemes and
providing liquidity under credit facilities to large corporate customers. Although, following supervisory guidelines,
payment holidays do not automatically trigger an immediate classification of the loans as in default or as
forborne, the credit quality of these loans will be monitored for future transitions into

Stage 2 and could result in
increased risk costs and additional risk weighted assets in future periods. As of December 31, 2020, in line with the European Banking Association (EBA) moratoria guidelines, ING has a total amount of €19.4 billion of payment holidays or 2.6% of total credit outstandings, granted

to approximately 196,000 customers. While these
customers are located across nearly all countries

in which ING operates, over 55% of these customers are in the
Netherlands and Belgium. ING also recorded €2,675 million of net additions to loan loss provisions in 2020 compared with €1,120 million in 2019. The 2020 risk costs were severely impacted by a combination of increased collective provisioning reflecting the worsened macro

-economic indicators due to the Covid-19 pandemic, higher
Individual Stage 3 provisions, and negative rating

migration. Should these global economic conditions be
prolonged or worsen, or should the pandemic lead to additional market disruptions, we may experience more
customer defaults and further additions to loan loss provisions. In these circumstances, we may also experience
reduced customer activity and demand for its products and services, increased utilization of lending commitments and higher credit and valuation adjustments on financial assets. In addition, persistently low
interest rates for

a longer period, as well as a potential further decline in interest rates might result in further
decreases in net interest income. These factors

and other consequences of the Covid-19 pandemic may
materially adversely affect our business, results and financial condition.

Our capital and liquidity position may also be adversely impacted by the Covid-19 pandemic and related response measures, including as a result of changes in future levels of savings and deposits from customers, changes in
asset quality, and the effects

of government or regulatory responses to the pandemic, and may require changes
to our funding structure, impact our ability to comply with regulatory capital requirements and adversely affect
our cost of capital and credit rating. Any of the foregoing

developments may have a material adverse

impact on
our business, results and financial condition.

As of December 31, 2020, most of our staff continue to work from home. Since May 2020, staff in various
countries have started rotation

schemes to return to work in the office in a controlled manner,

taking into
account local circumstances and any applicable government

measures (including with respect to social
distancing). This controlled office opening process is expected to allow for essential face-to-face meetings.
However,

with Covid-19 infection rates having recently

increased, we expect that more staff will again

work from
home. Due to the uncertainties relating to the future development of the Covid-19 pandemic, it is not certain when our employees may be generally expected or permitted

to return to the offices. If due to illness, technical
limitations or other restrictions in connection with the pandemic, employees are unable to work or are not able to operate as effectively

and efficiently as in the office, this may adversely affect

our business, results and
financial condition.

In addition, a situation in which most or some of our employees continue working from home may raise operational risks, including with respect to information security,

data protection, availability of key

systems and
infrastructure integrity.

There is also a risk that we will not be effective in implementing regulatory or strategic change programs in the current environment.

The Covid-19 pandemic has led to new banking behaviour from
customers. There has been an increase in the digital behaviour of our customers leading to reduced traffic in
branches. Over 80% of our customers now interact

with us via digital channels only. Criminals are also taking advantage of the Covid-19 pandemic to carry out financial fraud and exploitation scams, with examples including
advertising and trafficking in counterfeit medicines, offering fraudulent investment opportunities, fundraising for
fake charities and engaging in phishing schemes that prey on virus-related fears. National authorities and
international bodies (including the Financial Action Task

Force) warn citizens and businesses on impostor,

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 13

investment and product scams. Although we have organized

a Covid-19 taskforce to identify and analyse new
behavioural patterns, leading to new cases of unusual transactions being reported to the relevant authorities,
new banking behaviours may result in additional Know Your

Customer (KYC) risks. If any of these risks were to
materialize that may adversely affect

our business, results and financial condition.

The duration of the pandemic and the impact of measures taken in response by governmental authorities,
central banks and other third parties, whether direct or indirect, such as by increasing sovereign debt of certain
countries which may result in increased volatility and widening credit spreads, remain uncertain. Therefore, it is
difficult to predict the extent to which our business, results and financial condition, as well as our ability to access capital and liquidity on financial terms acceptable for us, may be materially adversely affected.

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

A prolonged period of low interest rates,

and in some situations negative interest rates,

has resulted in, and may
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
◾

lower profitability since we may have to

pay a higher premium for the defined contribution scheme in
the Netherlands for which the premium paid is dependent on interest rate developments and the Dutch
Central Bank’s (“DNB’s”)

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

since we
may not be able to earn interest on our assets (including reserves). In addition, we have, and may continue to,
earn negative interest on certain of our assets (including cash balances, loans and bonds), while still paying positive interest or no interest to

others to hold our liabilities, resulting in an adverse impact on our credit spread and lowering of our net interest income. Furthermore, in the event that a negative interest rate

environment
results in ING’s depositors being forced

to pay interest to ING to hold cash deposits, some depositors may choose
to withdraw their deposits rather than pay interest

to ING, which would have an adverse effect on our
reputation, business, results and financial condition. For example, in March

2020, the U.S. Federal Reserve has
cut the benchmark U.S. interest rate in response to

the Covid-19 pandemic and related impacts on the economy
and financial markets. On 1 January 2021, ING announced that it will charge negative interest to customers on
current and deposit accounts exceeding €250,000 (such negative interest rate will only apply to the amount by
which the current or deposit account exceeds €250,000 ). Such declines in interest rates in the United States or
other markets in which ING and its customers and counterparties operate may have a significant adverse effect
on our business and operations.

Alternatively,

any period of rapidly increasing interest rates

may result in:
◾

a decrease in the demand for loans;
◾

higher interest rates to be paid on customer

deposits and on debt securities that we have issued or may
issue on the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results;

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 14

◾

higher interest rates which can lead to

lower investments prices and reduce the revaluation reserves, thereby lowering IFRS equity and the capital ratios. Also the lower securities value leads to a loss of liquidity generating capacity which needs to be compensated by attracting new liquidity generating
capacity which reduces our results;
◾

prepayment losses if prepayment rates

are lower than expected or if interest rates

increase too rapidly
to adjust the accompanying hedges; and/or
◾

(depending on the position) a significant collateral posting requirement associated with our interest rate
hedge program.

The default of a major market participant could disrupt the markets and may have an adverse
effect on our business, results and financial condition.

Within the financial services industry, the severe distress

or default of any one institution (including sovereigns
and central counterparties (CCPs)) could lead to defaults

by, or the severe

distress of, other market

participants.
While prudential regulation may reduce the probability of a default by a major financial institution, the actual
occurrence of such a default could have a material adverse

impact on ING. Such distress of, or default

by, a major
financial institution could disrupt markets or clearance and settlement systems and lead to a chain of defaults by
other financial institutions, since the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Also the perceived lack of creditworthiness of a sovereign or a major financial institution (or a default by any such entity)

may lead to
market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as ‘systemic

risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis and financial instruments of sovereigns in which we invest. Systemic

risk could impact ING directly, by exposing

it to material credit losses
on transactions with defaulting counterparties or indirectly by significantly reducing the available market liquidity
on which ING and its lending customers depend to fund their operations and/or leading to a write down of loans or securities held by ING. In addition, ING may also be faced with additional open market risk for which hedging or mitigation strategies may not be available

or effective (either by hedges eliminated by defaulting
counterparties, or reduce market liquidity). Systemic

risk could have a material adverse effect

on our ability to
raise new funding and on our business, results and financial condition. In addition, such distress or failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

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
economy generally.

In Europe, there are continuing concerns over weaker

economic conditions, levels of
unemployment, the availability and cost of credit, credit spreads,

and the impact of continued quantitative
easing within the Eurozone through bond repurchases and the ECB’s targeted longer-term

refinancing operation
(‘TLTRO’). In addition, geopolitical issues, including trade tensions between the US and China, increasing protectionism between key countries,

and issues with respect to the Middle East, Russia/Ukraine and North
Korea may all contribute to adverse

developments in the global capital markets and the economy generally.

Adverse developments in the market have

included, for example, temporary decrease in liquidity,

increased price
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

US Treasury securities and other US
government-linked securities are key

assets on the balance sheets of many financial institutions and are widely used as collateral by financial institutions to meet their day-to

-day cash flows in the short-term debt market.

The
impact of any further downgrades to the sovereign credit rating of the US government or a default by the US
government on its debt obligations would create

broader financial turmoil and uncertainty,

which would weigh

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 15

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
and financial condition.

Financial markets

have historically relied on Interbank Offered

Rates (‘IBORs’) benchmarks, such as the London
Interbank Offered Rate (‘LIBOR’), the Euro

OverNight Index Average (‘EONIA’)

and the Euro Interbank Offered
Rate (‘EURIBOR’). These interest rate

‘benchmarks’ have been the subject of ongoing national and international regulatory reform. For example,

ICE Benchmark Administration (IBA), as the administrator of LIBOR, issued a consultation with respect to its plans for the cessation for most

LIBOR rates at the end of 2021, with an 18 month
extension proposed for USD LIBOR, one of the most widely used LIBOR rates. EONIA will cease to be published by
1 January 2022 and the European Money Markets Institute (EONIA’s

administrator) has indicated that EONIA
cannot be used in any contracts that may be outstanding as of 1 January 2022. Following the implementation of
such reforms, the manner of administration of benchmarks may change, with the result that they may perform or
be calculated differently than in the past, or such benchmarks may cease to exist entirely,

or there could be other
consequences which cannot be predicted.

Public authorities have initiated industry working groups in various jurisdictions to develop and recommend
alternative rates that could serve as replacements

when such rates cease to exist or materially change. This is commonly referred to as a fallback rate.

The US Federal Reserve’s

Alternative Reference Rates

Committee
(commonly referred to as ‘ARRC’)

has recommended adoption of the Secured Overnight Financing Rate
(commonly referred to as ‘SOFR’) as an alternative to

USD LIBOR, and the limited extension announced by the
IBA has eased the timeline for the transition of existing contracts referencing

USD LIBOR. For EURIBOR, the
Working Group on Euro Risk-Free

Rates is continuing its work on developing recommended fallback rates based
on the “euro short-term rate”

(€STR). €STR is being published and is now widely used, and calculation of the
EONIA benchmark described above has been modified to refer to the €STR benchmark until the EONIA benchmark is discontinued.

Public authorities have also recognised that certain LIBOR contracts do not contain any alternatives, contain
inappropriate alternatives, or cannot be renegotiated

or amended prior to the expected cessation of LIBOR. In
response to this challenge the FCA, as the supervisor of LIBOR, plans to make use of the proposed powers granted to them to enable continued publication of a “synthetic”

LIBOR using a different methodology and
inputs, which may help reduce disruption to holders of tough legacy contracts.

However,

there is no certainty as
to whether the FCA will exercise these powers or what

form the revised methodology would take, and the FCA
has consequently encouraged users of LIBOR to renegotiate

or amend as many contracts as possible before the
relevant LIBOR ceases.

In response, the European Commission has announced various legislative fixes, that most notably reduce the scope for potential conflict with the solutions proposed by other jurisdictions. However,

there
is no guarantee that regulators will implement

measures to address such legacy contracts, or that such measures will be effective in avoiding business disruption or contractual disputes.

The potential discontinuation of interest rate

benchmarks or any other benchmark, or changes in the
methodology or manner of administration of any benchmark, could result in a number of risks for the Group,

its
customers, and the financial services industry more widely. These risks include legal risks in relation to changes
required to documentation for new and existing

transactions. The Group may also be exposed to operational
risks or incur additional costs due to the potential requirement to adapt IT systems, trade reporting infrastructure
processes, or in relation to communications with clients or other parties and engagement during the transition period. In addition to the heightened conduct and operational risks, the process of adopting new reference rates
may expose the Group to an increased level of financial risk, such as potential earnings volatility resulting from
contract modifications and changes in hedge accounting relationships.

It is not currently possible to determine
the full impact of such changes on the Group, and the implementation of alternative benchmark rates may have
a material adverse effect on our business, results and financial condition .

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 16

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

We are exposed to the risk that our borrowers

(including sovereigns) may not repay their loans according to their contractual terms and that the collateral

securing the payment of these loans may be insufficient. We may see
adverse changes in the credit quality of our borrowers and counterparties, for example, as a result of their
inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors. This may lead to impairment charges on loans and other assets, higher costs and additions to loan loss provisions. A significant increase in the size of our provision for loan losses could have a material adverse effect
on our business, results and financial condition. Also see above under the heading “–ING’s business, results and financial condition have been, and likely will continue to be adversely affected by the Covid-19 pandemic”.

As set
out there, we expect to be affected by

the Covid-19 pandemic through its impact on, among others, the financial condition of our customers or other counterparties.

IFRS 9 ‘Financial Instruments’ became effective as per 1 January 2018 and results in loan loss provisions that may
be recognized earlier,

on a more forward looking basis and on a broader scope of financial instruments than was previously the case under IAS 39. ING has applied the classification, measurement, and impairment requirements retrospectively by adjusting the opening balance sheet and opening equity as at 1 January 2018. As a result of applying IFRS 9, a shift in the forward looking consensus view of economic conditions may materially impact the models used to calculate loan loss provisions under IFRS 9 and cause more volatility in, or higher levels of,

loan
loss provisions, any of which could adversely affect the Group’s results, financial condition or regulatory capital
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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 17

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

a DGS-fund.

The DGS-fund is to
grow to a target size of 0.8% of all deposits guaranteed

under the DGS, which is expected to be reached in July
2024. In case of failure of a Dutch bank, depositor compensation is paid from the DGS-fund. If the available financial means of the fund are insufficient, Dutch banks, including ING, may be required pay to extraordinary ex-
post contributions not exceeding 0.5% of their covered deposits per calendar year.

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

Discussions have continued in 2020, but it remains uncertain when EDIS will be introduced and, if introduced, what impact EDIS would have on ING’s

business and operations.

Risks related to the regulation and supervision of the Group

Non-compliance with laws and/or regulations concerning financial services or financial institutions,

including with respect to financial economic crimes, could result in fines and other liabilities, penalties or consequences for us, which could materially affect our business and reduce our profitability.

ING has faced, and in the future may continue to face, the risk of consequences in connection with non-
compliance with applicable laws and regulations. For additional information on legal proceedings, see Note 45
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

Furthermore, as a financial institution, we are exposed to the risk of unintentional involvement in criminal
activity in connection with the commission of financial economic crimes, including with respect to money laundering and the funding of terrorist and other criminal activities. The failure or perceived failure by us to
comply with legal and regulatory requirements with respect to financial economic crimes may result in adverse
publicity, claims and allegations, litigation

and regulatory investigations and sanctions, which may have

a material
adverse effect on our business, results, financial condition and/or prospects in any given period. For further
discussion of the impact of litigation, enforcement proceedings, investigations or other regulatory actions with
respect to financial economic crimes, see “– We may be subject to litigation,

enforcement proceedings,
investigations or other regulatory actions, and adverse

publicity” below.

Changes in laws and/or regulations governing

financial services or financial institutions or the
application of such laws and/or regulations may

increase our operating costs and limit our
activities.

We are subject to detailed banking laws and financial regulation in the jurisdictions in which we conduct business. Regulation of the industries in which we operate is becoming increasingly more extensive and complex,
while also attracting supervisory scrutiny.

Compliance with applicable and new laws and regulations is resources-
intensive, and may materially increase our operating

costs. Moreover,

these regulations intended to protect our
customers, markets and society as a whole can limit our activities, among others, through stricter net capital,

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 18

market conduct and transparency requirements

and restrictions on the businesses in which we can operate or invest.

Our revenues and profitability and those of our industry have been and will continue to be impacted by
requirements relating to capital, additional loss-absorbing capacity,

leverage, minimum liquidity and long-term
funding levels, requirements related to resolution and recovery planning, derivatives clearing and margin rules
and levels of regulatory oversight, as well as limitations on which and, if permitted,

how certain business
activities may be carried out by financial institutions.

We are subject to additional legal and regulatory

risk in certain countries where we operate

with
less developed or predictable legal and regulatory frameworks.

In certain countries in which we operate, judiciary and dispute resolution systems may be less effective. As a
result, in case of a breach of contract, we may have

difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we might encounter difficulties in mounting a defence against
such allegations. If we become party to legal proceedings in a market with an insufficiently developed judicial
system, it could have an adverse

effect on our operations and net results.

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

Any such regulatory initiative could have

an adverse impact on our
ability to protect our economic interest, for

instance in the event of defaults on residential mortgages

.

We are subject to the regulatory

supervision of the ECB and other regulators with extensive
supervisory and investigatory powers.

In its capacity as principal prudential supervisor in the EU, the ECB has extensive supervisory and investigatory powers, including the ability to issue requests for information,

to conduct regulatory investigations

and on-site
inspections, and to impose monetary and other sanctions. For example, under the Single Supervisory Mechanism
(SSM), the regulators with jurisdiction over the Group, including the ECB, may conduct stress tests and have
discretion to impose capital surcharges on financial institutions for risks that are not otherwise recognised in risk-
weighted assets or other surcharges depending on the individual situation of the bank and take or require other
measures, such as restrictions on or changes to the Group’s

business. Competent authorities may also, if the
Group fails to comply with regulatory requirements,

in particular with supervisory actions, minimum capital
requirements (including buffer requirements)

or with liquidity requirements, or if there are shortcomings in its governance and risk management processes, prohibit the Group from making dividend payments to shareholders
or distributions to holders of its regulatory capital instruments. Generally,

a failure to comply with prudential or
conduct regulations could have a material adverse

effect on the Group’s

business, results and financial condition.

The regulatory consequences of the United Kingdom’s

withdrawal from the European Union may
have adverse effects on our business, results

and financial condition.

On 24 December 2020, the United Kingdom and the EU agreed to the EU-UK Trade and Cooperation Agreement
(the “TCA”) in connection with the departure of the UK from the EU (commonly referred to as ‘Brexit’). However,
the financial services provisions of the TCA are very limited and , as a result, UK-based financial services providers lost EU passporting rights as of 1 January 2021 and EU-UK financial services are now subject to unilateral equivalence decisions. EU and UK regulators have, however,

taken certain measures to address overall

financial
stability risks, such as the temporary extension by the EU of equivalence recognition to

UK-based central
counterparties (UK CCPs) through to 30 June 2022. There is, however,

no guarantee that such equivalence
decisions will be issued by the EU or the UK in the future, or that any extensions or renewals of temporary equivalence decisions or similar transitional arrangements will be made by the EU or the UK in the future. The absence of such equivalence decisions for financial services could have a negative impact on ING’s activities, with

the absence of future UK CCPs recognition expected to increase costs for both ING and its financial markets
customers. In addition, Brexit has required and will require other changes to ING’s business and operations,
including requiring ING to apply for a third country branch banking licenses in the UK for which ECB conditions and PRA & FCA authorisation decisions remain pending. ING is also progressing the move of certain financial markets activities from London to Amsterdam in light

of ECB’s supervisory expectations on booking models as a
result of Brexit. The regulatory impact of Brexit continues to present material risks and uncertainties, particularly
as to how regulations may diverge between the EU and the UK, which could materially increase ING’s compliance
costs and have a material adverse effect

on ING’s business, results and financial condition.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 19

Failure to meet minimum capital and other prudential regulatory requirements as applicable to
us from time to time may have a material

adverse effect on our business, results and financial
condition and on our ability to make payments on certain

of our securities.

ING is subject to a variety of regulations that require us to comply with minimum requirements for capital (own
funds) and additional loss absorbing capacity, as well as for liquidity,

and to comply with leverage restrictions. In
addition, such capital, liquidity and leverage requirements and their application and interpretation may change.
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

Any failure to comply with these requirements,

or to adapt to changes in such requirements, may have a material adverse effect on our business, results and financial condition, and may require us to seek additional capital.
Failures to meet minimum capital or other prudential requirements may also result in ING being prohibited from
making payments on certain of our securities. Because implementation phases and transposition into EU or national regulation where required may often involve

a lengthy period, the impact of changes in capital, liquidity and leverage regulations on our business, results and financial condition, and on our ability to make payments on
certain of our securities, is often unclear.

For further discussion of the impact of minimum capital and other prudential regulatory requirements on ING, see “Item 4. Information on the Company—Regulation and Supervision—Regulatory

Developments—Basel III and
European Union Standards as currently applied by ING Group.”

Our US commodities and derivatives business is subject to CFTC and SEC regulation under the
Dodd-Frank Act.

Our affiliate ING Capital Markets LLC is registered

with the Commodity Futures Trading Commission (“CFTC”) as a
swap dealer and is subject to CFTC regulation of the off-exchange derivatives market pursuant to Title VII of the
U.S. Dodd-Frank Wall Street Reform

and Consumer Protection Act

(“Dodd-Frank”).

Operating as a swap dealer
requires compliance with CFTC regulatory requirements,

which may be burdensome, impose additional
compliance costs and could adversely affect

the profitability of this business, as well as exposing ING to the risk of non-compliance with these regulations.

ING Capital Markets LLC is also expected to register

with the SEC as a security-based swap dealer pursuant to
Dodd-Frank and SEC regulations enacted thereunder effective

1 November 2021. SEC registration may increase
ING Capital Markets LLC’s operational

costs as a result of compliance, margin, capital and other requirements, and result in a substantial portion or all of ING’s security-based swap activities with U.S. persons being conducted
through ING Capital Markets LLC. These registration

and related requirements may also reduce trading

activity,
reduce market liquidity and increase volatility in the relevant markets.

In addition, new position limits under Dodd-Frank applicable to the derivatives market generally for uncleared
swaps referencing any of twenty

-five commodity futures contracts could limit ING’s

position sizes in these swaps
and similarly limit the ability of counterparties to utilize certain of our products to the extent hedging exemptions
from the position limits are unavailable. Such regulation of the derivative markets and market participants will
likely result in increased cost of hedging and other trading activities, both for ING and its customers,

which could
expose our business to greater risk and could reduce the size and profitability of our customer business. The
imposition of these regulatory restrictions and requirements, could also result in reduced market liquidity,

which
could in turn increase market volatility and the risks and costs of hedging and other trading activities.

Any of the foregoing factors, and any

further regulatory developments with respect to commodities and derivatives, could have a material impact on our business, results and financial condition.

For further discussion of the impact of regulation of commodities and derivatives on ING, see “Item 4.
Information on the Company—Regulation and Supervision—Regulatory Developments

—Dodd-Frank Act and
other US Regulations.”

We are subject to several

other bank recovery and resolution regimes that include statutory write down and conversion as well as other powers,

which remains subject to significant
uncertainties as to scope and impact on us.

We are subject to several recovery

and resolution regimes, including the Single Resolution Mechanism (‘SRM’), the ‘Bank Recovery and Resolution Directive’ (‘BRRD’) as implemented in national legislation, and the Dutch
‘Intervention Act’ (Wet bijzondere maatregelen financiële ondernemingen,

as implemented in the Dutch
Financial Supervision Act). The SRM applies to banks that are supervised by the ECB under the SSM, with the aim

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 20

of ensuring an orderly resolution of failing banks at minimum costs for taxpayers and the real economy. The
BRRD establishes a common framework for the recovery

and resolution for banks within the European Union,
with the aim of providing supervisory authorities and resolution authorities with common tools and powers to address banking crises pre-emptively in order to safeguard

financial stability and minimise taxpayers’ exposure

to
losses. In addition, the Intervention Act confers wide-ranging powers to the Dutch Minister of Finance, including,
among other things, in relation to shares and other securities issued by us or with our cooperation or other claims on us (including, without limitation, expropriation thereof) if there is a serious and immediate threat to the stability of the financial system. Any application of statutory write-down and conversion or other powers
would not be expected to constitute an event of default

under our securities entitling holders to seek repayment.
If any of these powers were to be exercised

in respect of ING, there could be a material adverse effect

on both
ING and on holders of ING securities, including through a material adverse effect on credit ratings and/or the
price of our securities. Investors in our securities may lose their investment if resolution measures are taken
under current or future regimes.

For further discussion of the impact of bank recovery and resolution regimes on ING, see “Item 4. Information on the Company—Regulation and Supervision—Regulatory Developments—Bank Recovery

and Resolution
Directive.”

Risks related to litigation, enforcement

proceedings and investigations and to

changes in tax
laws

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

As a financial institution, we are subject
to specific laws and regulations governing financial services or financial institutions. See “– Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities” above. Financial reporting irregularities
involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several

rate-setting processes, notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny

of ‘know your customer’ anti-money laundering, tax evasion,
prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness,

regulatory investigations of the banking
industry, and litigation

that arises from the failure or perceived failure

by us to comply with legal, regulatory,

tax
and compliance requirements could result in adverse publicity and reputational harm, lead to increased
regulatory supervision, affect our ability to attract

and retain customers and maintain access to the capital
markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties,
other disciplinary action or have other material adverse effects on us in ways that are not predictable. Some
claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory,

liquidated, treble and punitive damages. Our reserves for
litigation liabilities may prove to be inadequate.

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

We are subject to different

tax regulations in each of the jurisdictions where we conduct business, and are exposed to changes in tax laws,

and risks of non-compliance with or
proceedings or investigations with respect

to, tax laws.

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

In addition, increased bank taxes in
countries where the Group is active result in increased taxes on ING’s banking operations, which could negatively
impact our operations, financial condition and liquidity.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 21

We may be subject to withholding tax

if we fail to comply with the Foreign Account Tax
Compliance Act (“FATCA”)

and other US withholding tax regulations

Due to the nature of its business, ING is subject to various provisions of US tax law.

These include FATCA,

which
requires ING to provide certain information

for the US Internal Revenue Service (“IRS”) and the Qualified
Intermediary (“QI”) requirements, which require withholding tax on certain non US-source payments. Failure to
comply with FATCA

and/or QI requirements and regulations could also harm our reputation and could subject the
Group to enforcement actions, fines and penalties, which could have a material adverse effect on our business,
reputation, revenues, results, financial condition and prospects. For additional information with respect to
specific proceedings, see Note 45 ‘Legal proceedings’ to the consolidated financial statements.

For further
discussion of FATCA

and QI requirements with respect to ING, see “Item 4. Information on the Company—
Regulation and Supervision—Regulatory Developments—Bank Recovery

and Resolution Directive.”

ING is exposed to the risk of claims from customers

who feel misled or treated unfairly because
of advice or information received.

Our products and services, including banking products and advice services for third-party products are exposed to claims from customers who might allege that they have

received misleading advice or other information from
advisers (both internal and external) as to which products were most appropriate for them, or that the terms and
conditions of the products, the nature of the products or the circumstances under which the products were sold,
were misrepresented to them. When new financial products are brought to the market, ING engages in a
multidisciplinary product approval process in connection with the development and distribution of such products, including production of appropriate marketing and communication materials. Notwithstanding these
processes, customers may make

claims against ING if the products do not meet their expectations. Customer protection regulations, as well as changes in interpretation and perception by both the public at large and
governmental authorities of acceptable market practices,

influence customer expectations.

Products distributed through person-to-person sales forces

have a higher exposure to such claims as the sales
forces may provide face-to-face

financial planning and advisory services. Complaints may also arise if customers feel that they have not been treated

reasonably or fairly,

or that the duty of care has not been complied with.
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

The negative publicity associated with any sales practices, any compensation payable in respect of any such
issues and regulatory changes resulting from such issues, has had and could have a material adverse effect on our
reputation, business, results, financial condition and prospects. For additional information regarding legal
proceedings or claims, see Note 45 ‘Legal proceedings’ to the consolidated financial statements

.

Risks related to the Group’s

business and operations

Operational risks, such as systems

disruptions or failures, breaches of security,

cyber attacks,
human error,

changes in operational practices, inadequate

controls including in respect of third
parties with which we do business, natural disasters

or outbreaks of communicable diseases may
adversely impact our reputation, business and results.

We face the risk that the design and operating effectiveness of our controls and procedures may prove

to be
inadequate. Operational risks are inherent to

our business. Our businesses depend on the ability to process and report a large number of transactions efficiently and accurately.

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 22

including EU General Data Protection Regulation (‘GDPR’)

and EU Payment Services Directive (‘PSD2’). Failure to
appropriately manage and monitor our IT risk profile could affect our ability to comply with these regulatory
requirements, to securely and efficiently serve our clients or to timely,

completely or accurately process, store
and transmit information, and may adversely impact our reputation,

business and results. For further description
of the particular risks associated with cybercrime, which is a specific risk to ING as a result of its strategic focus on
technology and innovation, see “–We are subject to

increasing risks related to cybercrime and compliance with
cybersecurity regulation” below.

Widespread outbreaks of communicable diseases may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilisation of health benefits offered to our employees,
either or both of which could adversely impact our business. Also see above under the heading “–ING’s business, results and financial condition have been, and likely will continue to be adversely affected by the Covid-19
pandemic”. As set

out there, we expect to be affected by the Covid-19 pandemic through its impact on, among
others, our employees. We also face physical

risks, including natural disasters as a direct result

of climate change,
such as extreme weather events or rising water levels,

which could have a material adverse effect

on our
operations, particularly where our headquarters may be impacted. For further description of the risks associated herewith, see “–We may be exposed to business, operational,

regulatory,

reputational and other risks in
connection with climate change’ below. In addition, other events including unforeseeable and/or catastrophic
events can lead to an abrupt interruption of activities, and our operations may be subject to losses resulting from
such disruptions. Losses can result from destruction or impairment of property,

financial assets, trading positions,
and the loss of key personnel. If our business continuity plans are not able to be implemented, are not effective or do not sufficiently take such events into account,

losses may increase further.

We are subject to increasing risks related

to cybercrime and compliance with cybersecurity
regulation.

Like other financial institutions and global companies, we are regularly the target of cyber attacks, which is a
specific risk to ING as a result of its strategic focus on technology and innovation. In particular,

threats from
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

This includes the continuing
expansion of our mobile- and other internet-based products and services, as well as our usage and reliance on cloud technology. In particular,

ING is regularly subject to DDoS attacks, which are becoming increasingly sophisticated. For example, in 2020 ING experienced DDoS attacks in Turkey and Belgium. However,

to date ING
has not experienced a material loss of money or data due to cybercrime.

Cybersecurity, customer

data and data privacy have become the subject of increasing legislative and regulatory
focus. The EU’s second Payment

Services Directive (‘PSD2’) and GDPR are examples of such regulations. In certain locations where ING is active, there are additional local regulatory requirements and legislation on top of EU
regulations that must be followed for business conducted

in that jurisdiction. Some of these legislations and
regulations may be conflicting due to local regulatory interpretations.

We may become subject to new EU and
local legislation or regulation concerning cybersecurity,

security of customer data in general or the privacy of
information we may store or maintain.

Compliance with such new legislation or regulation could increase the
Group’s compliance cost.

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 23

increase our market share, which would adversely affect

our results. Such competition is most pronounced in our
more mature markets of the Netherlands, Belgium, the rest

of Western Europe and Australia.

In recent years,
however,

competition in emerging markets, such as Asia and Central and Eastern

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

Third parties that have an payment obligations to

ING, or obligations to return money,

securities or other assets,
may not pay or perform under their obligations. These parties include the issuers and guarantors

(including
sovereigns) of securities we hold, borrowers under loans originated, reinsurers,

customers, trading
counterparties, securities lending and repurchase counterparties, counterparties under swaps, credit default and
other derivative contracts, clearing agents, exchanges,

clearing houses and other financial intermediaries.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 24

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
Our credit ratings are important to our ability to raise

capital and funding through the issuance of debt and to the
cost of such financing. In the event of a downgrade, the cost of issuing debt will increase, having an adverse effect on our net results. Certain institutional investors

may also be obliged to withdraw their deposits from ING
following a downgrade, which could have an adverse

effect on our liquidity. They

can also have lower risk
appetite for our debt notes, leading to lower purchases of (newly issued) debt notes. We have credit ratings from
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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 25

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
Responsible finance” below.

For a description of the physical risks to our business resulting from natural disasters as a result of climate
change, see “–Operational risks, such as systems disruptions or failures,

breaches of security, cyber attacks,
human error,

changes in operational practices, inadequate controls

including in respect of third parties with
which we do business, natural disasters or outbreaks of communicable diseases may adversely impact our
reputation, business and results” above.

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

The (increasing) restrictions on remuneration, plus the public and political scrutiny especially in the Netherlands, will continue to have an impact on existing ING Group remuneration policies and individual remuneration
packages for personnel. For example,

under the EU’s amended Shareholder Rights Directive, known as ‘SRD II’, which came into effect on June 10, 2019, ING is required to hold a shareholder (binding) vote on ING’s

Executive
Board remuneration policy and Supervisory Board remuneration policy at least every four years. Furthermore the
shareholders have an advisory vote on ING’s

remuneration report annually.

This may restrict our ability to offer
competitive compensation compared with companies (financial and/or non-financial) that are not subject to such
restrictions and it could adversely affect ING Group’s

ability to retain or attract key

personnel, which, in turn, may
affect our business and results.

We may incur further liabilities in respect of our defined benefit retirement plans if the value of
plan assets is not sufficient to cover potential obligations,

including as a result of differences
between actual results and underlying actuarial assumptions and models.

ING Group companies operate various defined benefit retirement plans covering the post-employment benefits
of a number of our employees. The liability recognised in our consolidated balance sheet in respect of our defined benefit plans is the present value of the defined benefit obligations at the balance sheet date, less the
fair value of each plan’s assets, together

with adjustments for unrecognised actuarial gains and losses and unrecognised past service costs. We determine our defined

benefit plan obligations based on internal and
external actuarial models and calculations using the projected unit credit method. Inherent in these actuarial models are assumptions, including discount rates, rates

of increase in future salary and benefit levels, mortality
rates and consumer price index. These assumptions are based on available market data and are updated
annually. Nevertheless, the actuarial assumptions may

differ significantly from actual results due to changes in
market conditions, economic and mortality trends and other assumptions. Any changes in these assumptions could have a significant impact on our present and future liabilities and costs associated with our defined benefit
plans.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 26

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
figures and, ultimately,

our future results or reputation. Furthermore, we may be subject to risks related to
changes in the laws and regulations governing the risk management practices of financial institutions. For further
information, see “Risks related to the regulation

and supervision of the Group – Changes in laws and/or
regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities” above. As noted there,

regulation of the industries in
which we operates is becoming increasingly more extensive and complex,

while also attracting supervisory
scrutiny. Compliance failures

may lead to changes in the laws and regulations governing the risk management practices and materially increase our operating costs.

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 27

Risks related to the Group’s

liquidity and financing activities

We depend on the capital and credit markets,

as well as customer deposits, to provide the
liquidity and capital required to fund our operations

,

and adverse conditions in the capital and
credit markets, or significant withdrawals

of customer deposits, may impact our liquidity,
borrowing and capital positions, as well as the cost of liquidity,

borrowings and capital.

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

We need liquidity to fund new and recurring business, to pay our operating expenses,

interest on our debt and
dividends on our capital stock, maintain our securities lending activities and replace certain maturing liabilities.
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

of
deposits over the Internet.

In the event that our current resources do not satisfy our needs, we may need to seek additional financing. The
availability of additional financing will depend on a variety of factors, such as market conditions, the general
availability of credit, the volume of trading activities, the overall availability of credit to the financial services
industry, our credit ratings

and credit capacity, as well as the possibility that

customers or lenders could develop
a negative perception of our long- or short-term financial prospects. Also see under the heading “Ratings are important to our business for a number of reasons, and a downgrade or a potential downgrade in our credit
ratings could have an adverse impact on our results and net

results”.

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

Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are remain stringent,
undermining our efforts to maintain centralised management

of our liquidity. These developments may cause
trapped pools of liquidity and capital, resulting in inefficiencies in the cost of managing our liquidity and solvency, and hinder our efforts to integrate

our balance sheet. An example of such trapped liquidity includes our operations in Germany where German regulations impose separate liquidity requirements that restrict ING’s
ability to move a liquidity surplus out of the German subsidiary.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 28

As a holding company,

ING Groep N.V.

is dependent for liquidity on payments from its
subsidiaries, many of which are subject to regulatory and other restrictions on their ability to
transact with affiliates.

ING Groep N.V.

is a holding company and, therefore, depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments to its shareholders and to fund all payments on its obligations,
including debt service obligations.

ING Groep N.V.’s

ability to obtain funds to meet its obligations depends on legal and regulatory restrictions applicable to ING Groep N.V.’s

subsidiaries. Many of ING Groep N.V.’s

direct and indirect subsidiaries, including
certain subsidiaries of ING Bank N.V.,

may be subject to laws that restrict dividend payments, as well as requirements with respect to capital and liquidity levels. For example,

certain local governments and regulators
have taken steps and may

take further steps to “ring fence” or impose minimum internal total loss-absorbing
capacity on the local affiliates of a foreign financial institution in order to protect clients and creditors of such
affiliates in the event of financial difficulties involving such affiliates or the broader banking group. Increased
local regulation and supervision have therefore limited and may in the future further limit the ability to move
capital and liquidity among affiliated entities and between ING Groep N.V.

and its direct and indirect subsidiaries,
limit the flexibility to structure intercompany and

external activities of ING as otherwise deemed most
operationally efficient, and increase in the overall level

of capital and liquidity required by ING on a consolidated
basis.

Lower earnings of a local entity may also reduce the ability of such local entity to make dividends and
distributions to ING Groep N.V.

Other restrictions, such as restrictions on payments from subsidiaries or limitations on the use of funds in client accounts, may also apply to distributions to ING Groep N.V.

from its
subsidiaries.

ING Groep N.V.

has also in the past and may in the future continue to guarantee the payment obligations of
some of its subsidiaries, including ING Bank N.V.

Any such guarantees may require

ING Groep N.V.

to provide
substantial funds or assets to its subsidiaries or the creditors or counterparties of these subsidiaries at a time
when the guaranteed subsidiary is in need of liquidity to fund their own obligations.

Finally, ING Groep N.V.,

as the resolution entity of ING, has an obligation to remove impediments to resolution and to improve resolvability.

Regulatory authorities have required and may

continue to require ING to increase
capital or liquidity levels at the level of the resolution entity or at particular subsidiaries. This may result in, among other things, the issuance of additional long-term debt issuance at the level of ING Groep N.V.

or
particular subsidiaries.

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

Investors also may not be able to enforce

judgments of US courts under the US federal securities laws in courts outside the United States, including the Netherlands. The United States and the Netherlands do not currently have a treaty providing for the reciprocal

recognition and enforcement of judgments (other than arbitration

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 29

awards) in civil and commercial matters.

Therefore, a final judgment for the payment of money rendered by any
federal or state court in the United

States based on civil liability,

whether or not predicated solely upon the U.S.
federal securities laws, would not be enforceable

in the Netherlands unless the underlying claim is re-litigated before a Dutch court. However,

under current practice, the courts of the Netherlands may be expected to render a judgment in accordance with the judgment of the relevant U.S. court, provided that such judgment (i) is a final
judgment and has been rendered by a court which has established its jurisdiction on the basis of internationally accepted grounds of jurisdictions, (ii) has not been rendered in violation of elementary principles of fair trial, (iii)
is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a
Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is not capable of being recognized in the Netherlands. It is uncertain whether this practice extends to default judgments as well.

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 30

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
Telephone +31 20 563 9111

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 31

Our strategy
ING’s Think Forward

strategy is as relevant

as ever.

With our data-driven digital
and mobile-first approach we’re

continuing to empower people to stay

a step
ahead in life and in business – also at a time of social and economic disruption.
The global coronavirus pandemic has illustrated

just how digital society has
become, reinforcing trends

like the shift to mobile banking and contactless
payments.

Delivering on our strategy is about living up to our customer promise to be clear and easy,

anytime, anywhere,
empowering and keep getting better

.

Digitalisation remains central to this and we’re adapting

our processes and
service models to make banking even safer,

more personal, easier and smarter.

Combined with mastering data,
it’s how we can stand out as a bank that truly knows its customers and anticipates their evolving needs, finding
innovative ways to add value

,

both within and beyond banking.

We’re doing all of this while striving to live up to the highest possible standards of integrity.

Being a safe, secure
and compliant bank remains a top priority for ING. Our Orange Code of values and behaviours places integrity
above all else.

Factors influencing our business in 2020
The spread of Covid-19, and the global measures to contain it, affected

ING in a number of ways in 2020,
impacting our customers, our employees and our communities. However,

it was not the only factor influencing
our business. The negative interest rate

environment in the eurozone and low interest

rates elsewhere, have
posed a significant challenge to banks’ business models since 2016, eroding margins on customer deposits and putting pressure on net interest income. Until 2020, we

were able to counter the effects of this mainly through
profitable lending growth and a presence in non-eurozone countries.

However,

the pandemic made these levers less effective in 2020, resulting in a decrease of net interest income,
as loan demand weakened in a number of markets due to strong direct government support, while the inflow of
customer deposits accelerated and interest

rates in non-eurozone countries significantly

reduced. In response to
the pressure on net interest income we introduced

negative interest rates

on deposits for retail customers in
some markets and amplified our focus on income diversification through fee income growth, particularly in retail
investment products.

That said, the impact of the global pandemic is still reverberating through societies worldwide. The second wave that surged through Europe and the US in the autumn continued to pile pressure on consumers,

businesses,
communities and economies. It has fundamentally changed the way people work, travel,

shop and socialise and
the expected economic consequences will be felt for some time yet. We are considering various post-coronavirus
scenarios focused on the next two to five years that take

account of the severity of the economic downturn and
level of global cooperation in the recovery period.

Universal digital bank
The coronavirus crisis has accelerated the urgency of implementing end-to-end digitalisation,

both to meet the
growing demand for mobile banking and to enhance operational excellence. Operational excellence in particular
helps to ensure that our customers are able to do their daily banking without disruption, even during global lockdowns, and makes it possible for employees to

work safely and securely from home.

Now we’re taking steps to deliver

on our strategic priorities, not least to keep

pace with society’s accelerated
adoption of digital resources during the coronavirus. We’ve

been working on transforming our organisation to
become a mobile-first digital platform, offering

all of our 39.3 million customers a harmonised customer
experience everywhere. But there’s

still work to do to become the leading data-driven digital bank we aspire to
be.

Building on what we’ve learnt and achieved over the past five years,

we took steps in 2020 to further consolidate
our business and reinforce alignment. This includes uniting all our Retail operations

– including the Business
Banking segment serving small and medium-sized businesses and mid-corporate clients – under one global management team with one consistent unified approach.

Their focus will be on operational excellence through
increased digitalisation,

using our technology foundation globally – this includes shared data lakes, cloud and modular IT building blocks – and rolling out global digital product offerings.

At the same time, the challenging external environment reconfirm

s

the importance of scrutinising costs and
looking for new ways to grow our fee

income and diversify our revenues in areas beyond traditional banking.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 32

We need to be flexible in dealing with these challenges, and with changing customer behaviour,

continually
weigh up benefits versus costs, apply our learnings and focus our activities. For Wholesale Banking this means deepening our relationship with our core clients, reducing our geographic footprint in Asia and closing our offices
in South America. In Retail Banking it means stopping the Maggie transformation programme

(to standardise the
customer experience and product offering in four

Challengers Markets) and instead focusing on using and reusing existing apps and modular components to drive scaling and speed of delivery.

Recognising the need to move even faster if we

want to stay a step ahead of the changes and evolutions

in the
world, we announced in 2020 that we are combining all our innovation activities into a dedicated business area
called ING Neo. This will help sharpen our focus and create more impact, ultimately deepening our relationships with our customers as their primary bank for financial and other needs.

The introduction in 2020 of our first global tagline ‘do your thing’ moved the ING brand another step closer to
looking, sounding and feeling the same everywhere. It articulates ING’s purpose. We want to make banking
frictionless, removing barriers to progress and giving people confidence in their ability to move forward.

Think Forward
ING’s purpose is empowering people to stay

a step ahead in life and in business. Our Think Forward strategy promises customers we’ll make banking clear and easy,

anytime anywhere, empower them to make informed
financial decisions and keep getting better.

Where our purpose guides us, the strategic priorities set out in our
Think Forward strategy help us to focus

on the elements we need to be successful.

These strategic priorities are:

earning the primary relationship, mastering data, being innovative to serve changing customer needs, and developing new services and business models beyond banking. We achieve this by simplifying and standardising our products and processes, being operationally excellent,

enhancing our
performance culture and expanding our lending capabilities. These are the strategic enablers for executing on
our strategy.

See the graphics in this chapter for more information about our strategic priorities and enablers.

Platform approach
While many businesses struggled in 2020 to survive global lockdowns, many Big Tech companies thrived on
society’s growing reliance on technology and the online economy.

ING’s competitive landscape is also
increasingly shaped by these companies, which offer an engaging digital experience on an open platform that
meets a range of needs in one go-to digital ecosystem.

We believe platform providers

are all about customer experience. They use data to pinpoint what customers need and partner with third parties to ensure there is always a fitting product or service to meet this. Platforms
are empowering. To

remain relevant, ING has to be where our (future)

customers are, on the platforms they’re
on, while maintaining the highest possible standard of integrity.

In an age of disruption and changing customer expectations we have to keep adapting our banking services to
become clearer,

easier and more accessible while empowering our growing global customer base to stay a step
ahead in life and in business. Open banking creates opportunities for ING to add value for customers by connecting to the products

and services of others, both within and beyond banking.

When it comes to platforms, we are developing our own solutions. We’re building digital channels on top of our
technology platform,

like ING’s mobile OneApp, which is used by customers

in the Netherlands, Belgium and
Germany. We’re

investing in independent initiatives such as Spanish finance app Fintonic, and we’re connecting
to third-party platforms offering relevant

products and services. Among these are initiatives that have evolved into stand-alone platforms such as smart money app Yolt

and corporate multibank platform Cobase.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 33

Touchpoint platform

Supporting our ambition to be the leading data-driven digital bank, we’re using a modular technology foundation to create business-wide propositions that are globally scalable. This includes an open technology platform called
Touchpoint. The Touchpoint

platform provides ready-made solutions, modular components and reusable services the business and IT can use to build and run scalable business services and global value propositions.
They can also distribute these to a large third-party ecosystem.

In this way we can share innovations,

use and re-
use standardised components, and bring new products to customers faster and in more countries.

Through the Touchpoint

platform,

new and existing ING business initiatives have access to 25.2 million customers
(around 65 percent of our customer base) in an internal and third-party ecosystem.

It is enabling scalable
business solutions that aim to harmonise the customer experience. And it connects ING to third parties through common architecture and shared application programming

interfaces (APIs). The Amazon partnership was made
possible by using Touchpoint

to integrate fintech Lendico’s

lending platform for small and medium-sized
businesses with ING in Germany.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 34

Strategic priorities
Earning the
primary
relationship
By this we mean increasing the number of customers who have multiple ING products (including a current account into which a recurring income, such as a salary,

is paid) or Wholesale Banking clients with anchor
products such as lending and transaction services. It’s closely linked to customer experience and satisfaction:
the more satisfied customers are, the more likely

they’ll choose ING for additional products and services. Over the past five years we’ve consistently

increased the number of primary customers.
Material topics:

financial performance, usability
and accessibility of our products
Using our
advanced data
capabilities to
understand our
customers better
Having the right data at our fingertips will enable us to achieve many of our strategic priorities. We use data

to
personalise our customer interactions and gain insights to deliver a differentiating experience. It also helps us
make sound business decisions and drives innovation. At the same time, we want to protect people’s data

and
their privacy and are committed to handling data safely

and being open about how we use it.
Material topics:

customer privacy,

culture, ethics
and integrity, digitalisation

and interconnectivity,
cyber resilience
Increase the pace
of innovation to
serve changing
customer needs
New technologies enable new ways to do things and disrupt the status quo. To stay relevant it’s

essential that
we evolve too. This means coming up with disruptive products, services and experiences that support our strategic ambitions and keep ING a step ahead.
Material topics:

innovation, usability and
accessibility of our products, digitalisation and
interconnectivity
Thinking beyond
traditional banking
to develop new
services and business
models
Persistent low/negative

interest rates offer

savers little incentive, challenging our traditional business model.
Digital platforms are an opportunity to become relevant

to customers by providing new products and services,
also in areas beyond banking, which offer new revenue streams for

ING and provide a better customer
experience.
Material topics:

innovation, digitalisation and
interconnectivity,

customer privacy,

culture, ethics
and integrity

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 35

Mastering data
Data is the lifeblood of organisations like

ING. We use data to personalise our customer interactions

and gain
insights to deliver a differentiating experience. It helps us make better business decisions, while being mindful of
using our data responsibly and in line with people’s expectations

.

We rely on data-driven models to manage our
capital and risk-weighted assets and improve

risk management. Data on customers

and their transactions is also
essential in the fight against money laundering and other financial economic crime. Not least, data drives innovation. It is the main ingredient for artificial intelligence and robotics solutions.

However,

to make data meaningful it needs to be sorted, harmonised and put into context.

The accuracy of our
models relies heavily on the quality of the data that’s used to develop them. It’s essential to have one common
approach for using and storing data. ING’s

data management strategy includes standardised

data definitions (ING
Esperanto) and data models (Esperanto Warehouse

Model), which contribute to the availability,

quality,
integrity, usability,

control and governance of our data.

Ethics and privacy
We acknowledge the need to protect people’s

privacy and are committed to handling our data safely

and being
honest about how it’s used. This means we inform our customers and employees about how we use their data
and respect their privacy when processing it.

Analytics and building our data capabilities
Becoming a truly data-driven organisation requires stepping

up our analytics capabilities. This means promoting
data fluency among our employees and strengthening our analytics delivery.

ING’s Analytics Unit is responsible
for coordinating these activities globally and aligning them with our business strategy,

as well as building one
analytics and data community. To

enhance our data science capabilities – which we have identified as one of the
‘Big 6’ capabilities ING needs to succeed –

we have an Analytics Academy,

we’ve added an analytics track to our
International Talent

Programme for graduates, and we

collaborate with academic institutions like Dutch

Delft
University of Technology

(TU Delft) on artificial intelligence research.

Our analytics delivery is focused on solutions in nine areas: customer interactions, customer dialogue, risk and pricing, financial crime and regulatory technology (Regtech), intelligent operations, innovation and beyond
banking, people and finance, and Wholesale Banking. In 2020, we further accelerated our advanced analytics capabilities and delivered solutions to different domains.

For example, in the Regtech space, we’re

using analytics solutions to identify potentially risky shell companies in corresponding networks. In the retail domain, we developed and implemented machine learning interest rate
optimisation models for better-priced mortgages in Germany,

Italy and the Netherlands. In risk management we
built more topic detection models for the early warning signals (EWS) monitoring tool, which should ultimately help reduce risk costs. We’re also using analytics to develop acceptance models for consumer and business
lending in Austria,

Belgium, the Netherlands and Spain, which help lower risk costs and increase acceptance rates. New collections models for the Netherlands and Italy help us identify clients in financial difficulty and that need our support at an early stage.

In addition, we stepped up our experiments and experience with chatbots and are creat ing value and scale. The
benefits for customers include 24/7 contact, fewer

human errors and a simpler user experience. In the
Philippines, we launched a virtual assistant that directs

customers to their needed answers. Similar initiatives
have been or will be rolled out to other countries. In Germany,

ING’s virtual assistant ING answered

7.3 million
customer questions in 2020, recognising 94 percent of queries on current accounts

(the best chatbot out of 22
tested in various industry sectors),

while our Turkish chatbot INGo not only answered customers

questions, but
also approved 547.6 million lira worth of personal loans (89 million lira in 2019).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 36

Innovating to stay a step ahead
Innovation at ING is about creating a differentiating

experience for customers. As such, it’s at

the heart of our
Think Forward strategy.

We rely on innovation to remain relevant

to our customers and live up to our purpose.
Developing truly disruptive products, services and experiences is also a prerequisite for realising our platform
ambitions and moving beyond banking.

So far,

our innovation focus has allowed us to turn great ideas into products and services that customers really
need. Smart money app Yolt now has more than 1.6

million registered users.

Blockchain solutions in trade
finance are helping to make trades faster

and simpler, for

example by reducing the processing time for letters

of
credit from around 10 days to under 24 hours.

When the coronavirus crisis first hit, our focus shifted towards adjusting our operations to accommodate the
new, more

digital environment. Radical innovation moved

down the priority list and certain projects were
shelved: for example,

an initiative to digitalise aircraft financing. Other initiatives benefitted from the growing
demand for digital solutions, such as the trade finance tools of our co-owned blockchain-based software company Komgo.

With the creation of ING Neo we’re aiming to increase the speed and impact of our innovation by bringing together initiatives in Wholesale Banking, Retail Banking (platforms and beyond banking activities), the Chief
Innovation Office and our venture capital vehicle, ING Ventures.

ING was recognised by Global Finance magazine as the most innovative bank in Western

Europe at its Innovators
2020 awards. Our home-grown innovations in cash management

(Zero Knowledge Proof Notary on Corda), the
corporate finance category (CoorpID) and payments

(FINN Banking of Things) also won individual awards.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 37

How we innovate
Innovative ideas come from inside and outside ING. All our employees are encouraged to think creatively and
come up with ways of doing things faster,

better and more efficiently.

We stimulate their ideas through our bank-
wide Innovation Bootcamp

and local innovation ambassadors. For Innovation Bootcamp

2020, we received 444
ideas in four areas: how to disrupt lending before others do; empowering customers to strengthen their financial
health; delivering a unique digital customer experience; and creating a world-class employee experience.

The
winning idea was ImpactING, which aims to make it easy for customers to have a positive impact on the planet
via a sustainable bank account that allows them to contribute to a good cause with every transaction.

In November,

we hosted the first Innovation Summit for all employees.

The three-day digital event explored
ING’s impact on the lives of customers

and employees, shed light on global digital trends and showcased our latest innovations. It was streamed to

over 30 ING countries and reached approximately 1,500 unique users.

ING’s customised innovation

methodology, PACE

,

combines lean start-up, design thinking and agile scrum. Its key feature is customer validation. This ensures we

develop only what customers really want. More

than 10,000
employees have been trained in PACE

to date.

In 2020, the ING Innovation Fund

allocated €25 million to accelerate innovation across

the bank. Funding is
available to any employee who wants to

turn a breakthrough idea into reality.

External collaboration
Nobody knows what the future looks like or the technologies that may emerge

.

We recognise we

don’t have all the skills and knowledge in-house and we’re open to investing,

partnering and building with others.

ING Ventures

is our €300 million fund investing in early-stage companies. It targets disruptive technologies that
ensures customers and clients get access to best-in-class services. It also helps entrepreneurs with hands-on
support, know-how and access to ING’s distribution network.

We currently have 34 investments,

including
WeLab (automated consumer loans in China and Hong Kong), Fintonic (Spanish finance app), Cobase (multi-
banking platform for corporate

clients), Ascent (regulatory compliance platform) and Axyon (AI-powered asset
manager).

ING partners with those who look at banking from a different perspective.

Companies like Scalable Capital in
Germany, a robo-advisor,

which attracted a billion euros in assets under management in its first

2.5 years. Or
Eigen, a natural language processing fintech that offers

ING a strategic capability in the intelligent operations
domain. Deployed in use cases across retail and wholesale banking, Eigen is contributing to ING’s digital
transformation, creating tangible value

for customers and employees by applying machine learning in areas such as corporate lending and SME banking.

Currently, ING has more

than 200 partnerships.

Not all our collaborations lead to new products or services, however,

and we’ve ended over 110 so far,

mostly after unsuccessful or unsatisfactory proofs of concept

.

In November 2020, in light of the impact of Covid-19 on the economy,

which required us to reprioritise and
reassess our programmes, we decided to stop our activities for Cumulus Park Studios . Part of the Cumulus Park
innovation district in Amsterdam,

where several ING buildings are located, Cumulus Park Studios is a collaborative initiative with local government

and educational institutions to drive innovation and co-creation around the themes of urbanisation and digital identity.

We remain committed to further developing

the
innovation district and will continue to collaborate

with our district partners on a lower ambition level.

ING Labs

is our incubator for potential scale-ups. Here we work with external experts, combining corporate
innovation and entrepreneurial experience. We

believe this contributes to a higher success rate and greater impact than either could achieve alone. We have four Labs worldwide,

each with its own specific value space that
matches local expertise and ecosystems.

These are trade (Singapore), property,

real estate and regulatory
processes (London), creating minimum viable companies that are ready to scale (Amsterdam)

and proofs

of
concept with fintechs to bring new tech solutions to market faster

(Brussels, formerly Fintech Village).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 38

Strategic enablers
Simplify and streamline
Standardised products, systems and processes, shared

services, one IT infrastructure and one Way of Working

lay the
foundation for the superior digital experience we strive

to deliver.

We believe this allows us to respond more quickly to
changing customer needs and low-cost competitors by becoming more cost-effective, cost

-efficient and agile, and by
bringing new products and services to market faster.
Material topics:

usability and accessibility of our products
Operational excellence
ING promises customers we’ll keep getting

better.

This includes accelerating the digitalisation of end-to-end processes for a frictionless customer experience and greater efficiency.

It’s also about ensuring safe and secure operations, stable

IT
systems and platforms and the highest standards

of data security.
Material topics:

IT systems and platforms, cyber resilience
Performance culture
Delivering a differentiating customer experience

requires engaged employees who are motivated

to go the extra mile.
That’s why we strive to create

a great employee experience and develop great leaders who can enhance performance

and
inspire our people to deliver on our strategy.

Diversity and inclusion contribute to this – people perform better when they
are free to be themselves. ING does not tolerate discrimination in any form. We are guided in everything we do by the
values and behaviours in our Orange Code and global Code of Conduct.
Material topics:

culture,

ethics and integrity
Lending capabilities
We are seeking opportunities to broaden and diversify our retail lending capabilities in the Business Banking and consumer
lending segments. In Wholesale Banking we continue to build on our lending capabilities in our markets,

combined with our
sector lending franchises and product capabilities, to build primary relationships to be able to diversity our income by
generating more fees. ING is considered a pioneer in sustainable finance, having introduced the first sustainability-linked
loan and a made-to-measure sustainability improvement loan.
Material topics:

financial performance, climate resilience

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 39

Transformation
To deliver a differentiating

customer experience globally we are streamlining our products and processes, enhancing operational excellence and harmonising our customer engagement platforms, supported by a global
technology foundation.

This foundation includes shared data lakes, cloud solutions and modular IT building blocks. It’s also about monitoring and executing regulatory

programmes globally that aim to ensure ING is a safe,
secure and compliant bank.

To accelerate

the execution of our Think Forward journey,

we launched a series of transformation programmes in
2016 to unite similar businesses and bring us closer to one mobile-first digital platform offering one ING
experience everywhere. These included:
•

Unite be+nl

to combine the respective strengths of the Netherlands and Belgium.
•

Maggie

(formerly Model Bank) to standardise the customer experience and product offering in four
Challengers markets - Czech Republic,

France, Italy and Spain.

•

Welcome

to digitalise ING in Germany,

which was completed in 2019.
•

WTOM

to optimise,

digitalise and standardise our Wholesale Banking offering in all countries.

Unite be+nl involved,

among other things, the large-scale integration of 600,000 Record

Bank customers in
Belgium in 2018, and the replacement of many existing IT systems with one digital platform. Integrating the back-
end systems turned out to be more complicated.

Yet despite the challenges and adjustments

to the programme
in response to changing circumstances,

all our Belgian retail customers now use the same internet banking environment as the Netherlands (OneWeb) and 90 percent have

migrated to the mobile OneApp used in the
Netherlands and Germany. Unite be+nl runs until 1H

2021.

Given the coronavirus-related economic headwinds and our learnings from the complexities and costs of cross-
border systems and product integration,

we decided to refocus our activities in 2020 to ensure faster customer
delivery and a continuously improving end-to-end digital customer experience.

This underpinned our decision in 2020 to stop Maggie as a programme.

Launched in 2016 to integrate our
product offering and provide a standardised

easy, personal

and smart digital experience for customers in four
Challengers markets, Maggie delivered various customer

experience building blocks and sales and services
journeys.

To further develop

our universal digital bank, we’ll focus instead on using our global technology foundation, reusing already developed mobile app components,

and rolling out global digital product offerings in the areas of insurance, investments and consumer lending. When identifying areas to build cross-border capabilities we’ll
weigh up impact versus complexity,

always with the aim of increasing scalability and delivery speed. In this way we only need to develop once for multiple countries and can create a sustainable competitive advantage,
accelerating customer engagement and business impact. Updating legacy

IT systems with new technology
standards and global solutions will also contribute to greater efficiency as we move towards becoming a global
digital bank.

The creation in 2020 of one global retail management team was the next step in our journey to unify and
harmonise our retail approach in all our markets. This will further reinforce alignment, improve prioritisation and
drive a consistent retail strategy

that aims to accelerate digitalisation,

use our global technology foundation to
enhance operational efficiency and excellence, and roll out global digital product offerings in areas such as
insurance, investment and consumer lending.

The Wholesale Target

Operating Model (WTOM) programme has come to

a natural conclusion as it achieved
cost, risk and income benefits for the Wholesale Banking franchise globally,

the result of extensive work over the
last years to replace legacy systems,

applications with target solutions, and create a range

of shared operational
services. We have now decided to end WTOM and commence with digitalisation-orientated programmes in our
Transaction Services, Lending and Financial Markets

businesses.

Laying the foundation
Building a universal digital bank requires a strong foundation that’s the same everywhere: the

same approach to data, the same processes, same systems

and infrastructure and the same way

of working.

At the heart of this is our IT strategy.

ING is building a technology platform to facilitate our journey from a traditional bank to a data-driven digital bank. It is designed to create speed, scale and security as well as cost
efficiency through programmes like

ING Private Cloud, Touchpoint,

the data lake foundation and OnePipeline.
This last programme supports the engineering journey from idea to working code that underlies our digital services and can easily be reused by other engineers worldwide. We continuously adjust and improve

IT projects
and programmes based on new insights, lessons learnt and the impact of developments such as the coronavirus.
For example, at the start of the outbreak we had

to increase our network capacity by 365 percent to facilitate the

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 40

large numbers of users connecting

from home: daily remote connections have grown by 285 percent since
March.

We changed the top structure of the Tech

organisation in January 2021, to better align with ING’s

digital and
data-driven ambitions. This has brought all the assets belonging to the banking technology platform under one senior management line, helping to further the consumption and delivery of the features of the banking technology platform and improve impact.

Related to this, the ING Private Cloud

(IPC) is the target platform standardising our IT infrastructure.

It’s where
we store and process data and IT services such as our mobile phone apps to give customers a consistent
experience in a secure and reliable way.

Unlike traditional infrastructure,

cloud computing enables pay-as-you-go
usage, elasticity and full management by the user.

To keep

up with global usage, scalability, availability

and
delivery speed, ING is adding public cloud computing to our infrastructure offering. By end-2020, IPC was used in
15 countries.

Around a quarter of global infrastructure now runs on IPC, up from 15 percent at the end of 2019.

Data lakes

serve as digital repositories for all the internal and external data we collect, making it easier to share it
across the company.

Having one ‘home’ for data is in line with our strategy of simplifying our banking systems.
Aggregating our data allows us to exchange

information and knowledge with each other more easily.

To enable
this data exchange we’ve created

a universal data language called
ING Esperanto
. Translating local data

of all ING
entities is a significant challenge as it requires both subject matter expertise of local businesses and regulations and knowledge of ING Esperanto to be able to create and benefit from aggregated data in a governed way.

ING Business Shared Services BV (IBSS) is a fully-owned service company employing around 10 percent of ING colleagues globally. Its shared service centres

in Bratislava, Manila, Katowice,

Warsaw and Bucharest contribute
to ING’s digital transformation

and cross-border scalability by centralising operational and IT support tasks in
areas such as global data management, Tech

services, non-financial risk and compliance, KYC, data analytics and modelling.

Recognising the need for a strong engineering culture to achieve our Think Forward ambitions, we strive to
develop and grow a global workforce of highly skilled engineers. We run global performance days, where we
assess and calibrate engineers based on one engineering profile.

The ING Tech Academy

keeps engineers
updated on the latest technology.

We are pursuing initiatives to improve

diversity in our teams.

These include
the ING Women in Engineering days and the Sparks community at ING in Australia

,

which aims to inspire and
empower women in technology.

ING’s one Way

of Working (WoW) is based on agile, purpose-driven teams and allows us to respond quickly to
changing customer demands and feedback. We’ve implemented

ING’s WoW

in all retail countries as well as in
Wholesale Banking and in many of our business support activities. Uniting so many different cultures requires

a
behavioural shift, guided by our Orange Code, and is supported by WoW ambassadors,

bootcamps and training
programmes. The coronavirus pandemic has made it necessary to adapt to new ways of working and
collaborating remotely.

Government measures to curb the spread of Covid-19 in ING countries required us to adapt quickly to extended
remote working. This accelerated certain IT programmes,

such as the roll-out of cloud-based tools, enabling
online collaboration and meetings. Remote working brings certain increased operational risks with respect to
information security,

data protection, the availability of key

systems and infrastructure

integrity. In 2020, ING
continued to focus strongly on managing exposure to

these risks and took steps to increase the efficiency and
effectiveness of our IT infrastructure to

ensure the continuity of our business from outside the office.

We also have preventative

measures in place that continuously test our resilience against cyberattacks

and
attempts to gain unauthorised access to our systems.

These include a dedicated cybercrime expertise and
response team and ‘ethical’ hackers.

When and how our employees return to the office remains hard to predict and largely depends on the situation
in each country. When it is safe

to do so, there are rotation schemes to allow a controlled

return to the office.
We will also pilot global principles that will guide our future way of working in the post-coronavirus world. These
are based on feedback from employees and aim to balance the advantages of working from home and working
from the office. We’re taking

a step-by-step approach that

provides a degree of flexibility for local
implementation and respects local labour laws.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 41

B. Business overview
Market trends like

the shift to mobile and online banking confirm ING’s mobile-
first digital approach. Building on this, we adapted our processes and service
models to make banking safer,

easier and always accessible to customers

in a
time of social distancing,

and put measures in place to help them deal with the
impact of the coronavirus pandemic on their finances.

These included contactless payments, more flexibility on loan and mortgage repayments, financial advice and
partnering with business clients big and small to support them in the most appropriate way.

We also strived to
provide uninterrupted access to our banking services.

In 2020, weighted system availability

for Retail Banking
customers in the Netherlands and Belgium was 99.6 percent and for Wholesale Banking clients worldwide system availability was 99.9 percent.

Reduced economic activity during the year meant demand for consumer and business loans was lower in a number of markets, and the ongoing low/negative interest

rate environment pushed our net interest

income
down. Yet our results remained

resilient throughout the year.

Demand for mortgages remained healthy and we
were able to grow our fee income as considerably more

customers chose ING’s accessible digital

retail
investment products. We ended the year

with improving cost control and a strong capital

position, contributing
to a full-year result before tax

of €3,399 million in accordance with IFRS-IASB.

Recognising the growing demand for digital and platform services, we took steps in 2020 to increase the pace of
end-to-end digitalisation across our business and make our products and processes even easier,

smarter and
more efficient, from onboarding new customers

to instant payments.

At the same time, to provide our 39.3 million customers with a differentiating and engaging experience
everywhere and to move closer to becoming a universal data-driven digital leader, we aligned our Retail
organisation under one management team with shared global priorities aimed at harmonising customer engagement and selected products on cross-border platforms.

We also centralised innovation,

introduced ‘do your thing’ - ING’s

first global tagline – and harmonised our
activities for small and medium enterprises (SMEs) and mid-corporate clients in seven countries in a new
Business Banking segment.

In Wholesale Banking we deepened our focus on core clients, supported by steps to build differentiating value
propositions to meet their needs. This also supports our strategy to diversify income by generating more fee-
based business. We continued to focus on digitalising our processes and st reamlining our organisation to deliver
faster and better to clients. As part of the focus

on core clients, we announced measures to simplify our
geographical footprint, withdrawing from

South America and selected Asia markets while continuing to serve the needs of clients in those markets from our regional hubs.

Our markets

ING serves over 39.3 million individual customers as well as small and medium-sized businesses up to multinational corporations and financial institutions.

Our Retail Banking business line offers private

individuals a full range of products and services covering
payments, savings, insurance, investments

and secured and unsecured lending. This segment also includes self-
employed entrepreneurs, micro businesses, small-to-medium enterprises

(SMEs) and mid-corporate companies
who are served by our Business Banking proposition in several European countries. These business customers earn revenues of up to €250 million and our goal is to help them manage and accelerate their business.
Wholesale Banking offers corporate clients

advisory value propositions such as specialised lending, tailored corporate finance, green structuring and debt and equity-market solutions. It also serves their daily banking
needs with payments and cash management, trade and treasury services.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 42

Our markets
Market Leaders
Netherlands, Belgium, Luxembourg

•

Leading retail and wholesale banks
•

Cross-border customer interaction platform

with mobile-first customer
experience and cost efficiency
Challengers
Australia, Austria, Czech Republic, France,

Germany, Italy,

Spain
•

Digital bank with uniform, mobile-first customer experience
•

Broadening product capabilities
Growth Markets
Poland, Romania, Turkey,

the Philippines and our stakes in Asia
•

Universal banks in economies with high growth potential
•

Developing differentiating customer experience

based on

mobile-first approach
Wholesale Banking
International network and global franchises
•

Active in more than 40 countries
•

Extensive international client base across all regions
•

Sector-focused client business in lending, capital structuring and advisory, transaction services and financial markets.
We offer:
•

Payments, savings, insurance, investments

and lending products and
services to individuals, SMEs and mid-corporate clients
•

Daily banking and strategic finance and advisory propositions to corporate clients
Our customers

39.3 million
(year-end 2020)

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 43

Supporting customers in crisis
The Covid-19 crisis impacted our customers in many ways. Across our business we took action to help them
navigate the economic headwinds and stay in control

of their finances during this turbulent time. ING’s support
began with the basics: aiming to provide

uninterrupted access to our mobile and digital channels when customers need them most and making their lives easier with digital tools such as contactless payments.

To ensure

the continuity of services our Wholesale Banking clients rely on, certain business-critical operations such as Financial Markets, Treasury,

and Payments, were split across different

locations during

global lockdowns.

In the Netherlands, 85 percent of all card payments in 2020 were contactless via plastic cards and third-party
services like Apple Pay,

as well as our own Android solution in the banking app, which is now also available in
Australia, Poland, Romania, Germany,

France, the UK (via Yolt), Italy

and Spain. Driven by accelerating digital
behaviour of our customers, the use of mobile payments increased rapidly against a backdrop of lockdowns and
other Covid-19 measures, both as a share of total card payments and total contactless payments. Customers
appreciate not having to enter their pin code on a terminal.

In countries such as the Netherlands, Spain, Belgium, Germany and Turkey,

we increased the daily limit for
contactless payments so customers could use this option more often and made it free to withdraw cash from
ATMs (in some countries this is already a free

service). Customers in Poland can use their mobile phones to make contactless ATM

transactions. Also in Poland,

it’s now possible to open a new account from home using just a mobile phone and an ID card.

New mortgage customers in Australia can

now validate their identity by video; video calls to advise customers on investments and other matters replaced

face-to-face contact in Belgium and the Netherlands. For primary customers in Australia, ING maintained a higher savings

interest rate even

when they did not reach the salary
deposit requirement.

In some countries, a limited number of branches remained open for customers who wanted in-person advice. In
our branches we took precautions to ensure the safety

of customers and employees, such as installing plexiglass
screens, making hand sanitisers available, splitting teams and limiting visits to by appointment only.

Payment holidays

Customers in all retail countries were offered

mortgage holidays and deferrals

on loans and credit card
repayments. We granted

196,000 customers payment holidays totalling

€19.4 billion since government measures
were introduced in various countries to protect

people impacted by job losses and loss of income during the
lockdowns.

Of these, 55 percent were for customers in the Netherlands and Belgium. By the end of the year, 93%
of payment holidays had expired.

We also provided around €1.5 billion of government-guaranteed facilities to
support our business clients.

In addition, ING worked closely with business clients to understand the direct impact on their individual situations. Some industries, such as travel, hospitality and transport, were more severely affected than others. In
the most heavily affected sectors governments

also stepped in to protect companies and jobs with measures
such as tax payment holidays and compensation schemes. Between March and May we collected feedback from
over 18,000 businesses in six countries through regular pulse checks to gain insight into their needs.

While it is impossible to predict how the pandemic will develop, additional lockdowns across Europe in the autumn and the phasing out of related payment holiday schemes and other support measures could potentially lead to more business insolvencies and unemployment. This could lead to more customers getting into financial
difficulties and to higher levels of default.

More information on the impact of Covid-19 on ING as well on the related risk measures taken to address it can
be found in the ‘Risk Management’ section.

Short-term liquidity

In times of crisis, companies need to be able to make swift decisions and want a financial partner they can trust to be there for them. For many businesses, their most urgent initial need was support with liquidity, particularly
when markets are as volatile

as today.

In Turkey,

ING worked with the World Bank and Turk

Eximbank on a €380 million loan to support exporters with
financing during the crisis.

In the Netherlands, we dedicated €1.1 billion for loans to SMEs. Part of these funds will be guaranteed by the
European Investment Bank and €702 million of these loans will be sold against a favourable interest rate.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 44

ING proactively contacted Wholesale Banking and Business Banking clients to discuss ways to ease the impact on
their businesses, which in some cases was significant. By monitoring the business landscape to better understand which industries are most impacted we can tailor our support and solutions to specific industries and determine who needs our help the most.

These tailored solutions included ways of easing their short-term liquidity needs with funding set apart for Covid-
19 facilities. ING’s capital

markets teams placed €39 billion of bonds via active bookrunner roles for corporates and financial institutions and approved around 70 new liquidity facilities for top-segmented clients. By converting
Covid-19 facilities into capital market mandates

we believe we helped clients secure longer term funding more easily while lessening the risks for our bank by shifting exposure to the institutional market.

In May, ING collaborated

with French bond issuer Caisse Francaise de Financement Local (CAFFIL) on Europe’s
first Covid-19-related bond to raise financing for

French public hospitals.

Financial health
Managing money is one of the leading causes of stress for people around the world as many struggle to meet their day-to-day needs or plan for their future. This was amplified during the Covid-19 pandemic. ING offered budgeting and debt relief advice and guidance to customers in financial difficulty in partnership with organisations like the Dutch ‘Geldfit’ website,

and financial counselling services in Australia and Romania.

Using our knowledge of innovation and digitalisation,

we put insights about people and money into products,
tools, research and education that help contribute to a financially healthy society. We

believe that the right
information at the right time can help people make better

financial decisions. We are delivering that through
forecasting tools, such as ‘Kijk Vooruit’ which gives Dutch customers an overview of upcoming payments. With
Everyday Roundup,

available in Australia, Poland and Romania, we

help customers save while they spend (see
‘differentiating

customer experience’

below). In Belgium, we’ve partnered with fintech Minna to manage customer subscriptions (see ‘Platform thinking’ below).

As a result of our financial empowerment activities, 27.8 million people (71 percent of our customer base) felt financially empowered by ING in 2020. In 2019, this was 25.9 million or 67 percent. Our ambition for 2022 is for
30.2 million customers to feel financially empowered by ING.

Achieving our business goals
We still have a lot to do to become the

leading data-driven digital bank we aspire to be, but we also have to remain flexible in dealing with the impact of the coronavirus pandemic, changing customer behaviour, persistently low/negative interest

rates and increasing regulation. That means continually weighing up benefits versus costs, consistently using what we have

already developed, quickly applying learnings and best practices, and taking decisions to focus our activities to ensure we deliver on our strategic priorities.

These considerations informed the decision to reduce the geographical footprint of our Wholesale Banking
business and to stop Maggie,

our transformation programme to

simplify and harmonise the product offering and
experience of retail customers in four Challengers

markets.

Instead,

as we develop our universal digital bank, we
will focus on the global use of ING’s technology foundation

to build scalable cross-border products and a
consistent end-to-end digital customer experience in all our markets.

Global priorities
The accelerated shift to mobile and online banking in 2020 increased the urgency of stepping up the end-to-end digitalisation of our products and services. Linked to this is the need for good quality data to drive the engaging
and personalised customer experience we are aiming for.

Building on what we’ve learnt and achieved over the past years, we adapted our Retail organisation in 2020 to
increase alignment around key priorities that will contribute to our ambition to become one global digital bank.
Led by the new global Retail Banking management team, we will focus on rolling out global digital propositions
converging towards a common engagement

platform. And we are looking for new ways

to be relevant to our
customers and generate alternate

revenue sources.

Innovation is essential here. To

increase the impact of our innovation and speed up execution, ING has created a new dedicated business area,

ING Neo, which combines all of our initiatives and activities in this area.

Of course, keeping our bank safe, secure and compliant

remains a priority for ING. Customers trust us to protect
their money and their data. That trust is our licence to operate.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 45

Unleashing sector potential

In 2020, we remained focused on providing our corporate clients with relevant advice, data-driven insights and
customised, integrated solutions that make

their day-to-day banking more efficient and support their business ambitions. This is in line with the revised Wholesale Banking strategy we introduced in 2018 to enable us to adapt to and overcome a challenging and complex market

environment, as well as increased regulatory
requirements, evolving technology,

greater competition and our clients’ changing needs. Addressing these challenges, amplified by the effects of Covid-19, required us to accelerate our priorities and refocus our activities
to ensure we deliver to our customers faster

and continuously improve the end-to-end digital experience.

We further developed our sectors strategy

over the year,

pairing local and global insight with sector knowledge
and financial expertise,

and we enhanced our client segmentation model, which helps us tailor our daily banking and advisory value propositions to clients specific needs. Based on similar considerations of aligning with our core client base and deepening our relationship, we made the decision to withdraw from a number of countries in South America and Asia. We’ll continue serving the international needs of our clients in these countries from regional hubs. We will stay focused

on improving client service delivery and streamline our operating model by clustering similar activities and know-how in existing centres of expertise.

Several deals in 2020 reflect this sector focus.

These included a €1.6 billion debt financing package for Swedish sustainable battery producer Northvolt to finance Europe's

first home-grown gigafactory for

lithium-ion
batteries. ING co-led the lending consortium.

ING was also involved in the largest green loan to date

in Asia-
Pacific in the commercial and industrial (C&I) renewables sector,

a US$75 million loan to Singapore-based
Cleantech Solar.

We work with our Wholesale Banking clients to finance and facilitate their transition to low-carbon technologies.
We’ve developed a comprehensive

suite of sustainability products and services to help them, including green loans and green bonds.

In July, we announced that due to Brexit

we will move some Financial Markets activities from London to
Amsterdam.

Here we already have a relatively large

Financial Institutions/Financial Markets risk organisation,
which can be effectively used during and after the transfer

of the operations. The move does not impact our
clients or client coverage.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 46

A differentiating customer experience
More and more people are discovering how easy and efficient it is to do their banking online, with the number of
digital interactions growing to 5.3 billion in 2020 from 4.5 billion in 2019. Of these, 87 percent are mobile
interactions, with a growing number of Retail customers

only interacting with ING via their mobile phone: 40
percent versus just 12 percent in 2016.

This digital connectivity yields data and insights that contribute to a more personalised and empowering
experience, giving customers even more reasons to interact

with us. This is how we can become an essential part
of people’s digital lives.

To provide

customers

with an even more personal, easy and smart experience, we held our first fully virtual
customer experience (CX) day in October 2020. More than 2,000 colleagues from Belgium and the Netherlands attended. They made small changes that can have a big impact, resulting in 291 customer experience
improvements.

Among the new mobile features introduced in 2020 is a single sign-on that allows customers in the Netherlands
to seamlessly switch between their mobile app and online banking, and we made it easier for them to block, unblock and replace their bank cards themselves. In Belgium, customers can use their bank app to manage subscriptions via third party Minna and send payment requests through Payconiq.

And we extended ‘magician
mode’ to Germany,

which hides customers’ account information when they swipe their hand in front of their
phone camera while using the app in public.

For visually impaired customers, ING is the first bank in the Netherlands to provide a bank card with a notch in
the side so they can easily recognise it and insert it correctly into an ATM.

In the Philippines, ING’s newest mobile-only retail

market, the ING app has been installed more than two million times since its launch in November 2018. The introduction in the Philippines of ING Pay in November 2020 led to
over 60,000 new daily accounts in its first month.

With customers looking for alternatives to savings

accounts in the low/negative interest

rate environment, we’re
empowering them with smart digital investment tools like

My Money Coach in Spain, Coach Epargne in France
and Easy Invest in the Netherlands. In 2020, our retail investment products in Germany and Spain reached €56
billion and €12.3 billion in assets under management respectively.

In Germany, ING is the first

bank to offer
securities savings

plans that allow all customers to invest small amounts (from

€1) in shares, exchange traded
funds (ETFs) or mutual funds. With savings plans available for more than 1,800 securities, including more than
200 funds and ETFs without purchasing costs,

it’s a low-threshold entry into investing

.

ING’s Everyday

Roundup (ERU) product is helping to make saving simpler.

First introduced in Poland,

then in
Australia and Germany,

it is now also available in Romania. More countries will follow in 2021. By rounding up
every transaction and transferring the difference

to the customer’s savings account, it makes

saving frictionless
at a time when customers may be financially vulnerable (due to the corona virus crisis). ING in Germany launched
a 'donate to Unicef' option for rounding up and ING in Australia has a roundup option for mortgages. The next
step will be investments.

There are 850,000 active ERU users,

of which almost half are in Poland and Australia,
while users in Germany rose to 156,000.

Our Yolt smart money app introduced a similar feature

in 2020 called Money Jar.

It too allows users to save while
they spend by rounding up purchases to the nearest pound or euro and offering cashback from selected retailers.
The money jar feature also offers handy tips and reminders

for users to increase their savings. It's trained to
recognise and save refunds, salary raises and even bonuses.

Through ING’s bancassurance

partnership with AXA, customers can create their own personalised insurance cover in a clear and easy way using their ING mobile app or the ING website.

For example, customers in Italy only
have to answer three

questions to get building and contents insurance compared to

60+ previously – something
they appreciate, rating the service with a 4.5 out of five for advice and satisfaction.

The bancassurance offering is
now available in five countries through 11 insurance products delivering banking linked to lending and home/life
protection.

A further two propositions for mobility and wellness are being built to provide full lifestyle protection
for customers through ING’s

five billion digital engagements.

In the Business Banking segment, we are digitalising our proposition for SMEs, micro businesses, mid-corporate

s
and self-employed customers using the Touchpoint

platform. This will enable us to standardise our offering for over 1.5 million businesses in Belgium, Luxembourg, the Netherlands, Poland, Romania, Germany and Turkey,
avoiding duplication and unlocking synergies between the countries.
Our call-centre platform,

developed as part of the Unite be+nl programme, is providing a harmonised customer contact experience across multiple customer interaction

channels in eight countries. Because it is cloud-based,
customers receive the same services everywhere and it makes it easier for

ING to share and adopt innovations
and adjust to changing customer needs.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 47

One brand
The introduction in 2020 of ING’s new global ‘do

your thing’ tagline in the Netherlands, Belgium, Romania,
Poland and Wholesale Banking brings a common brand direction to the bank that will be extended to the other
ING countries over time. We launched advertising campaigns that included new brand elements like a new style of photography,

a sound logo and always signing off with

‘do your thing’.

The tagline articulates ING’s empowering purpose and encourag es people to do more of the things that move
them or their business. It is about people being free to focus on what matters most to them knowing that,
whether in their private or professional lives, they can make their world a little better

for it.

In Wholesale Banking, do your thing is linked to ‘changemakers’

– companies and people that ignite and lead
sustainable change in a responsible way.

Instant payments
Open banking has changed the way people pay,

giving consumers more options and opening up this service to non-traditional providers. To

keep up with payment trends, ING has introduced instant

payments executed in
real time 24/7, 365 days a year.

In 2020, the service was extended,

enabling payments instantly from the
Netherlands to the rest of Europe. ING is also working with major retailers in the Netherlands to extend peer-to-
peer payments (apps that enable users to request and receive payments instantly) so merchants can send their
customers a mobile payment request on delivery

of goods.

Following a successful pilot in 2019, ING now uses SWIFT gpi in nine ING countries to make international transfers quicker

and easier. With

SWIFT gpi around 80 percent of international money transfers are done on the
same day, compared

with three to five days previously.

For Business Banking customers, ING added a bulk payment functionality to its payment initiation application
programme interface (API), making it possible to pay

up to 5,000 recipients simultaneously. In addition,

it
supports multiple strong customer authentication,

that allows all types of payments requiring two or more
authorisations.

Making life easier for commuters on the go, ING is piloting Invisible Tickets,

a Dutch initiative that allows them to
seamlessly pay for public transport using mobile phone sensors. It is aimed at countries where the use of public transport is high, such as Germany,

France, Italy,

the UK and the Netherlands.

Platform thinking
The power of platforms is that they are open, borderless, scalable, empowering and generate large amounts of
data through frequent user interactions

that can in turn be used to improve users’ experience. To

remain
relevant to our customers we need to

be on the digital platforms where they are spending their time shopping, socialising and working.

ING is exploring various platform business solutions. We are building our own platforms.

Some of these have
evolved into stand-alone platforms.

Smart money app Yolt, mobile payments

app Payconiq and corporate
multibank platform Cobase are three examples.

Yolt, which now has over 1.6 million registered

users in the UK, Italy and France,

added new features in 2020,
such as Money Jar, which helps customers

save while they spend. Yolt

Pay,

currently in beta, uses open banking
APIs to initiate money transfers between

users’ accounts and to pay others. The app also links to partners like
MoneySuperMarket, PensionBee and Wealthify so they can

invest, save on household bills and grow their
savings. In 2020, Yolt was named the best

personal finance app at the Wealth and Finance Fintech Awards.

ING can also add value for our customers by connecting to relevant products and services on third-party
platforms. In 2020, we strengthened our SME offering

as the first bank in Germany to offer loans through
Amazon’s sellers

platform, which is mainly used by SME companies. ING’s banking platform offers these clients
access to the digital lending solution of fintech Lendico, which provides loan approvals within 48 hours.

In Belgium, we partnered with Minna Technologies

on a subscription service for customers. Using the ING app,
customers can keep track

of and manage their subscriptions, and even cancel unused subscriptions or switch to better alternatives through an automated process,

helping them save money and time.

The integration of international payments

platform Payvision strengthens

ING’s digital payments

business,
especially in e-commerce.

Payvision is a subsidiary of ING that facilitates more

than 80 payment methods in 150
currencies. Its combined e-commerce and in-store solution helps merchants to offer their shoppers a seamless

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 48

checkout experience across all channels. Since acquiring Payvision in 2018, ING is exiting Payvision clients that no
longer fit our risk profile.

Open banking
The introduction of the European Payment Service Directive 2 (PSD2) in 2019 is reshaping the banking industry.

It
requires banks to rethink traditional products and services and create new customer experiences that stand out
in a competitive landscape. At the same time, open banking allows us to connect to other providers and integrate
products and services to add value for our customers. Our open banking platform provides the key capabilities
that allow ING to open up by establishing secure, scalable, compliant and uniform connectivity with external parties via application programming interfaces (APIs).

We believe open banking and APIs are a great way

to foster innovation, accelerate

digitalisation and integrate
and co-create with others. Open banking propositions powered by API technology include the Lendico

SME
lending platform in Germany and the Minna Technologies

subscription management app in Belgium. In daily
banking, APIs boost treasury departments by delivering real-time cash and liquidity management.

Yolt Technology

Services (YTS), the business-to-business arm of the smart money app, facilitates open banking for businesses across Europe by providing them with access to bank APIs that connect them to users’ bank accounts to initiate payments.

In 2020, YTS surpassed one billion API calls – single uses of its API. In the
Netherlands, France and the UK, it offers businesses API coverage to over 90 percent of bank accounts and its API
infrastructure can connect to 80 percent

of bank accounts in Belgium, Italy and Spain.

In Poland, ING introduced the first aggregator

service that allows customers to manage multiple bank accounts from their ING Moje account. The new service is available through ING’s online banking channel and the mobile
app.

We also use APIs to connect to our insurance partner AXA on ING’s first multi-country product platform.

Cross-border customer engagement

Internally, we

are working to harmonise our customer experience where it’s possible and beneficial on truly cross-border platforms, giving ING the same face in different markets and the same banking interface with the
same look and feel everywhere.

One such example is InsideBusiness – ING’s digital banking portal that provides Wholesale Banking clients with a
single point of access to a growing range of products and services around the globe. It is accessible anytime and anywhere via web, mobile app and tablet. In 2020, there was rapid growth in the adoption of the InsideBusiness app: user numbers doubled from around 2,500 to nearly 6,000 unique users,

while usage went up by 96 percent.
We also doubled the number of self-service processes clients can initiate from

InsideBusiness.

Given the complexities and costs of cross-border system

and product integration, and in light of

coronavirus-
related economic headwinds, we announced in November 2020 that we will stop the Maggie transformation programme. Launched in 2016, Maggie aimed to integrate our product offering and provide a standardised
experience for retail customers in four

Challengers markets.

We will instead focus on using ING’s

global
technology foundation – shared data lakes, cloud and modular IT building blocks – to further develop our
universal digital bank and the rollout of global digital product offerings in insurance,

investments and consumer
lending. We will continue to focus on implementing global solutions locally as a way to harmonise and
standardise the customer experience.

In the Netherlands and Belgium, where ING is already a market leader,

we are uniting our respective strengths to
deliver an even better and more consistent

experience across all channels for our combined 11 million
customers. In the second quarter,

customers in Belgium were migrated to the OneWeb

banking environment
shared with our Dutch customers. They also now use the same OneApp mobile environment as in the
Netherlands and Germany,

bringing us a step closer towards our ambition to provide customers everywhere with
the same easy, smart and personal experience.

Around 1.8 million customers in Belgium are now using OneApp and OneWeb for online banking. In the Netherlands around five million customers use the app. New features
were introduced in 2020 to empower customers

to take charge of their own banking affairs

via their mobile
phone, for example to block a lost card or change their daily withdrawal limit, cutting back on the need to
contact customer service.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 49

Beyond banking services
Thinking beyond traditional banking is crucial to find new ways to be relevant to customers and create new
revenue streams for ING. It strengthens

our core businesses by engaging customers early,

increasing the
customer lifetime value and contributing to a more sustainable banking business model.

We can introduce new and complementary services through platforms.

Shopping services can use our scale to
provide better deals or cashbacks to customers.

The DealWise shopping platform gathers cashback deals and
discounts in one place. Users can save on their daily spending while merchants gain insights that help them
better understand, acquire, develop

and maintain customers. It is now available in Romania,

with plans to enter
Germany next.

Similarly, ING+Deals in Belgium and ING Punten in the Netherlands are shopping platforms offering customers
exclusive deals in partnership with various A-brands.

In addition to promoting customer loyalty,

these shopping
platforms help to increase interactions with ING’s

own digital channels. ING+Deals, with over 200,000 users
generated more than €5 million revenue for our merchants

in 2020, while ING Punten delivered a turnover of
€45 million from the sale of 1.4 million products.

In the know your customer (KYC) space, CoorpID provides a digital vault where corporate clients can securely
store and share the KYC documentation

required by multiple financial institutions. CoorpID was connected to
ING’s KYC organisation

in 2020.

ING moved steadfastly on its housing strategy

across Dutch and German markets with disruptive concepts like
Scoperty and Makelaarsland. The near-term objective

is to independently grow these and invest in synergistic
business models. Makelaarsland is a property platform empowering people in the Netherlands to buy and sell
their homes online themselves or with the support of a local agent.

In Germany, ING partnered

with Sprengnetter on Scoperty,

a real-estate platform connecting buyers

and sellers
of more than 35 million properties. The pre-qualification process for mortgages is aligned with that of Interhyp,
ING’s independent mortgage brokerage

platform in Germany and Austria. Interhyp offers

buyers access to 400
mortgage lenders. In 2020 its market share rose to

10 percent in Germany (nine percent in 2019).

Earning the primary relationship
Customer numbers grew in 2020, especially the number of primary customers. These are Retail customers with
multiple active products, including a current account with recurrent income, such as a salary.

In Wholesale
Banking these are clients lending and daily banking products and at least one other product generating recurring revenues.

Earning the primary relationship is a strategic priority for ING as it leads to deeper relationships,

greater
customer satisfaction and ultimately customers

choosing us for more of their banking needs.

We want our
customers to do more than just some of their banking with us; we want to be their first partner, where

they
deposit their salary, handle their payments and do most

of their other banking business.

In 2020, the number of primary customers increased by 578,000 to 13.9 million. Across retail segments

,

this
comprises 5.8 million for Market Leaders,

4.9 million for the Challengers Markets – where primary customers in
Germany grew by 330,000, a record 56 percent in net growth

versus 2019

– and 3.2 million for Growth Markets.

Retail markets

NPS

Number 1 in
6 out of 14
markets
Wholesale Banking NPS

13% above
industry
average
Measuring customer satisfaction

One of the ways we measure our progress is through the Net Promoter

Score (NPS), which indicates customer
satisfaction and loyalty (whether they would recommend ING to others). The score is calculated as the difference

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 50

between the percentage of promoters

(who rate ING as 9 or 10 out of 10) and detractors (those scoring ING below a 6). Our aim is to achieve a number one NPS ranking in all our retail markets, with a 10-point lead over our main competitors.

Based on a rolling average of our NPS scores in 2020, ING ranked number one in six of our 14 retail markets:
Australia, Germany,

Poland, Romania, Spain and the Philippines. In four of these we are more than 10 points ahead of our nearest competitor.

ING also has a top-three position in a further six markets. The introduction of current account fees in Germany in February 2020 led to a downward dip in our NPS score here, but overall we
retained our number one position in Germany in all four quarters. In France,

more innovative competitors
overtook ING in the number one position.

In the Business Banking segment, we measure NPS in four markets. These are the Netherlands, Belgium, Poland and Romania. The NPS for mid-corporate clients in the Netherlands improved to +18.4

(from +12.4 in 4Q 2019),
well above our competitors (-23.3), based on feedback from

clients who do business with multiple banks. Clients
appreciate our sector knowledge combined with regional presence, with satisfaction highest in the services,
industry and transport and logistics sectors. However,

there is room for improvement to make

the digital
customer experience easier and more personal, especially for Dutch SMEs and self-employed clients, where our
NPS among both client groups declined to -26 from -20 and -18 respectively.

In Poland, the combined NPS for
SME and mid-corporate clients improved to +43 (from

+30 in 4Q 2019). As we revised our methodology in
Belgium we don’t have comparable figures for 2020. Although slightly lower than in 2019, the NPS for micro
clients and SMEs in Romania is still a high +43 and +54 for mid-corporates.
The NPS programme also runs in 26 Wholesale Banking markets. In addition, we introduced a transactional

NPS
to measure client satisfaction on service requests for daily banking. In 2020, the customer satisfaction exceeded
8.5 (scale 1-10). The overall NPS rating reached +56.3 (on a scale of -100 to +100), up from a score of +49.6 in
2019, and 13 percent ahead of the industry average of +49.8. The response rate also increased to 60 percent
compared with 50 percent in 2019, showing higher client engagement with ING. The scores are based on thousands of responses from clients representing more than 50 percent of Wholesale Banking revenue.

The NPS
of Platinum and Gold clients showed an even higher year-on-year increase of 33 percent and 21 percent, respectively. All sectors

also registered stronger NPS, with Energy achieving an exceptionally high score of +71.3,
a 26 percent increase year-on-year.

The higher scores suggest that clients appreciate our approach (see
‘Unleashing sector potential’ above) and that Wholesale Banking is succeeding in its strategy to focus on core
clients, with as a result more resources allocated to a smaller group of clients and higher client satisfaction.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 51

External recognition

Recognising our efforts, Global Finance magazine named ING as the best consumer digital bank in Germany while
Euromoney named us the best digital bank in Central and Eastern Europe,

as well as best bank in the Netherlands
and in Poland.

For the 14th year,

German consumers voted ING their preferred bank in €uro

magazine’s annual survey.

In
Australia, ING was named ‘Best Bank’ by financial comparison sites Mozo and Canstar

.

ING was also Canstar’s
Bank of the Year and ‘Most Trusted

Financial Institution’ at the Australian Banking Innovation Awards. In the
Forbes list of the world’s best

banks, ING ranked among the top five in seven count

ries in 2020.

Global Finance also named ING as the most innovative bank in Western Europe.

Three ING innovations also won
Innovators 2020 Awards: Zero

Knowledge Proof Notary (cash management category), CoorpID (corporate finance
sector) and FINN – Banking of things (payments sector).

In Wholesale Banking, ING was recognised as Western Europe’s best bank for transaction services (Euromoney)
and the best investment bank and best trade finance provider in the Netherlands (Global Finance).

Continuing to innovate

Since the introduction of direct banking in 1997, ING is still finding new ways to improve the banking experience
for our customers. Many of these advances stem from

twinning the latest technologies with data insights.
Growing demand for digital solutions is also spurring new ideas.
Initiatives that have benefitted from

this include the trade finance tools of the blockchain-based software company Komgo, which grew out of ING’s

Innovation Bootcamp (see ‘Distributed ledger technology and
blockchain’ below). Also in trade finance, ING teamed up in 2020 with AI-driven trade platform Tradeteq,

the first
electronic platform that allows banks and institutional investors to transact trade assets. Tradeteq

uses advanced
analytics and artificial intelligence to derive more accurate risk scores,

helping investors to better

evaluate
opportunities and offers an end-to-end solution covering portfolio management,

risk analytics and securitisation-
as-a-service.

At the ING Labs in Amsterdam, Brussels, London and Singapore, over 20 initiatives are currently in development
to make disruptive impact in the value spaces of trade, lending, safety and compliance, financial health,

and
housing. Examples are Blacksmith, Loan Optics and Stemly.

Blacksmith, which ING has started using for
Wholesale Banking clients in Asia, provides banks with a single platform for digitally managing KYC requirements,
connecting to trusted data sources, generat

ing tailored KYC files for its clients and quickly implementing regulatory changes. Loan Optics is a platform for digitally-native loans. It reduces operational costs by
streamlining the primary and secondary loan implementation processes. Stemly is creating an autonomous decision system for supply chain and finance processes.

In Wholesale Banking Advanced Analytics we’re building artificial intelligence-powered products to better
understand and serve our clients. These include improved monitoring and analysis activities for client

-facing
departments and Hunter,

a tool that accelerates the detection and investigation

of money laundering schemes,
reducing the workload for our KYC colleagues. Domino is a tool that gives us a ‘360 view’ of mid-corporate and
corporate clients to ensure we’re

having the right conversations at the right time to meet

their needs. In
addition, in 2020, we delivered a proof of concept to gain insight into how mid-corporate clients are dealing with
the coronavirus crisis so we can help them where they need it most. It provides insights that go beyond our
traditional knowledge of real-time client situations such as whether the client is receiving government support or
needs support with tax payments.

Distributed ledger technology and blockchain

When it comes to distributed ledger technology (DLT),

ING is considered an industry leader.

For the second
consecutive year,

Forbes ranked ING as one of the top $50 billion companies embracing blockchain technology.
Cryptoground, a blockchain and cryptocurrency hub, named ING among the best blockchain stocks investments
in 2020.

Easy Trading

Connect (now Komgo.io) was one of the first to reinvent

commodities trade financing in 2017.
Komgo,

co-owned by ING, offers products that streamline

trade finance, optimise liquidity, manage risk and
verify customers. It recently created

a new feature, TRAKK, that uses DLT

to create provenance and immutability,
allowing traders to ensure the documents are genuine and are not used for pledges to other parties. New DLT
initiatives currently in the execution phase include solutions for digital assets safekeeping,

tokenisation and
issuance of a structured finance loan for institutional investors, and an intra

-bank settlements utility token,
among others.

In October 2020, Contour went live. Co-founded by ING in a consortium with other major global banks, Contour connects buyers, suppliers and banks across a decentralised digital platform to bring transparency and trust into
trade financing. In its testing phase, Contour reduced the processing time for letters of credit (LCs) from an

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 52

average of 10 days to under 24 hours.

Another ING initiative is securities lending platform HQLAx, which uses DLT to facilitate trades in high-quality liquid assets, serving as an additional liquidity pool. It was commercially launched in December 2020.

ING’s zero-knowledge

proof notary service, a solution aimed at improving the privacy and security of DLT

-based
transactions, received an Innovators 2020 Award

from Global Finance magazine in the cash management
category. Built

specifically to address the privacy requirements of R3’s

Corda platform, the capability is our latest
development in this field of cryptography,

following a suite of open-source privacy tools released in previous years.

We amplify our DLT

impact by addressing how ING’s solutions can solve key

problems in the finance industry.
Our DLT research

team is constantly producing knowledge assets that can serve and influence the wider community: from reflecting on the challenges and benefits of digital assets, to collaborating with the Global
Blockchain Business Council and the World

Economic Forum on the creation of blockchain standards.

Fintech partnerships
ING entered into several fintech

partnerships this year that help our businesses execute our strategy.

Through
our investment arm, ING Ventures

,

we invest in companies with a strategic relevance

for ING. These are start-ups
with disruptive technologies that have the potential to improve the customer experience or ING’s operati

onal
efficiency.

A number of partnerships are focused on enhancing our data analytics capabilities. One example is London-based
Eigen Technologies, which is working on natural

language processing (NLP) models tailored to the financial
industry’s need for data extraction.

The partnership is applying NLP and machine learning in areas such as corporate lending, trade finance and SME banking to automate processes and reduce risk and cost.

For our Business Banking clients we have a number of partnerships. Funding Options helps British and Dutch
SMEs find the right loan for their business. FinCompare gives German corporate customers a quick and
independent overview of their financing options. TransferMate provides SME customers and corporate

clients
with faster,

cheaper and easier payment solutions. We are also exploring new business models. Countingup, a mobile banking app for self-employed entrepreneurs

and freelancers, combines accounting and banking features
into one seamless solution, greatly reducing operating complexity and cost.

On the topics of aggregation, PSD2 and open banking, ING is working with an ING-initiated company,

Cobase,
which is making it easier and more efficient for international corporate clients to work with multiple banks from
one cloud-based platform.

In the area of operational excellence, we’re

working with fintech Duco on a reconciliation solution that strongly improves time to market in building reconciliations

and lowers the cost of carrying these out.

In the Philippines, ING teamed up with the UNICEF Innovation Office to support fintech start-ups working on financial inclusion challenges (www.fintechforimpact.com

). The Fintech for Impact initiative will provide financial
support and mentoring for five projects: an app to bring affordable healthcare to rural communities; a tool to
help migrant workers manage their finances; a platform

connecting farmers and fishermen directly to buyers; an
app connecting students to education loans; and an AI-enabled platform to deliver grassroots insurance to low-
income families.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 53

Responsible finance
As a bank, we are committed to contributing to a low-carbon

and financially healthy society, both through

our
own efforts and by helping our clients to be more sustainable. We make the most impact through our financing,
via the loans we provide to clients. That’s why we

are committed to steering our €600 billion lending portfolio towards meeting the well-below two-degree goal of the Paris Agreement.

We call our approach to measuring and
steering, Terra.

Terra

approach
ING’s Terra

sets out our approach for aligning our lending portfolio with the Paris climate goals in the nine sectors most responsible for climate change. Since 2019, we have made significant progress in further
developing, refining and applying the Terra

approach. In October 2020, we released our second progress report on Terra.

It included quantitative results and targets for

all of these nine sectors, fulfilling the commitment we
made the previous year.

The report’s Climate Alignment Dashboard tracks

our performance, showing the CO2 intensity per sector of our portfolio compared to the market and the relevant

climate scenario. The portfolios for power generation,
shipping, cement and steel are ‘on track’ for

climate alignment, while residential real estate,

automotive and
aviation are ‘close to being on track’.

For the remaining two sectors we cannot yet benchmark our performance.
For upstream oil and gas this is because the 2019 portfolio is our starting point and we will need to see
movement relative to the scenario pathway,

starting next year,

before indicator status can

be given. For
commercial real estate we still lack complete

and up-to-date market data.

ING’s power generation

portfolio continues to outperform the market

and both the International Energy
Agency’s sustainable development scenario (SDS) and the OECD scenario. In the 12 months measured in the
Terra

report, ING reduced

its direct exposure to coal-fired power plants by 43 percent

(in line with our
commitment to reduce it to close to zero by

the end of 2025) and increased financing for renewable energy generation by €1.19 billion. Other sectors face more challenges, such as the residential mortgage sector.

There
we encounter a shortage of accurate

data to measure progress and a general lack of homeowner action. Read the full Terra

report on ing.com, and see ‘Greener homes’ below for more information about making our
mortgage portfolio energy positive by 2050.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 54

One of the targets included in the report is our aim to reduce financing to upstream oil and gas by

19 percent by
2040 from 2019 levels. We’ll align this portfolio both by decreasing exposure and engaging with clients to help
them shift to low-carbon technology.

The measurement is based on three indicators: emission intensity,

an
absolute reduction in financing and a relative transition of the financing mix from high-carbon to low-carbon

and
renewable energy.

This target is also aligned with the SDS scenario, which is not static. If more or quicker action is needed and this scenario is adjusted, our target will adjust accordingly.

Terra’s

sector-based approach respects the fact that each sector has its own transition pathway for it to
contribute to a low-carbon, below-two-degree

world. We therefore

use the most appropriate methodology per
sector.

One example is PACTA

for Banks, which was co-developed by ING and non-profit think tank the 2°
Investing Initiative (2DII). The methodology-specific application was further refined with more banks and
published as an open-source methodology for all banks to use in 2020.

It looks at the technology shift that’s needed across certain sectors to slow global warming and then measures
this against the actual technology clients are using – or plan on using in the future.

We believe that working together to achieve

an industry-wide standard will increase transparency and

ultimately
help the entire financial sector to make a bigger impact. We also believe in an inclusive approach to climate
alignment, as we work with our clients to facilitate

and finance their shift to low-carbon technology.

We will continue to monitor and report on our progress, engaging with clients and other stakeholders to advance
on the journey to combat climate change. We conduct strategic dialogues with clients on how we can help them
align their business with the Paris Agreement goals, for example by advising them on how to structure their
financing and gain access to funding. We also contribute to policymaking to influence change on a larger scale.
For example, we’re working

with the European Investment Bank on the implementation of the European Green
Deal and we’re providing input for proposals by the Network

for Greening the Financial System on sustainable
stress testing to assess the resilience of the financial system to climate-related shocks.

Our efforts in this area are being recognised. In 2020, we were ranked as ‘climate action leader’ by

the leading global environmental disclosure platform CDP for the seventh consecutive year.

We also ranked first
in our market-cap group by Sustainalytics and MSCI upgraded ING’s rating to ‘AA’,

which underscores sound
corporate governance and our strengths

in financing environmental impact, among others.

Facilitating change
Sustainability is about planet and people. We believe we can make more impact with what we do finance than
what we don’t. So when it comes to people, we aim to increase our social impact finance portfolio by lending to projects that lead to, for example,

basic infrastructure improvements, community development

or essential
services. And we’re working on making a positive contribution to human rights as financier,

employer,

taxpayer
and driver of progress and prosperity.

This is also in line with the United Nations’ Principles for Responsible
Banking, of which ING was a founding signatory

in 2019.

We have an inclusive approach to driving sustainable

business. We work with our clients to facilitate

and finance
the shift to low-carbon technology.

This includes environmental, social and governance (ESG) checks to ensure that our financing is in line with our own sustainability goals. Read more about our environmental and social risk
policy framework at www.ing.com/Sustainability/Sustainable

-business/Environmental-and-social-risk-
policies.htm

ING is considered a pioneer in sustainable finance, having introduced the first sustainability

-linked loan and a
made-to-measure sustainability improvement loan. We

offer various financial instruments such as green loans,
sustainability improvement loans, green bonds and advisory services.

In 2020, we saw a visible softening of lending demand due to the impact of Covid-19 on economic activity. Our climate finance portfolio decreased by 12 percent in 2020 to €16.5 billion (from €18.7 billion in 2019), mainly due to lower lending volumes in renewable energy and sustainable buildings. Social impact financing for projects that
lead to, for example, basic infrastructure

improvements, community development or essential services,
decreased by 29 percent to €533 million.

Despite the decline in demand, we continued to shape sustainable finance in 2020 with the introduction of an innovative financing method to make inland shipping in the Netherlands more sustainable. A pay

-per-use
financing structure for renewable battery containers

makes it easier for ship owners to transition from diesel-
powered barges to electrical power without the need for a large up-front investment. ING and partners formed

a
new company called Zero Emissions Services (ZES) to facilitate the transformation. The Dutch transport sector is
responsible for 21 percent of the country’s CO2

emissions; ZES is moving it a step closer towards the Paris
Agreement goals.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 55

In 2020, we started to link the circular economy even more

closely with our green finance products. The ZES
transaction is an example of how ING is exploring circular financial business models with various partners. The circular economy offers a systematic

response to the climate crisis. It’s about rethinking our use of raw materials and resources to reduce waste and emissions, shifting from ‘take,

make and waste’ to ‘reduce, reuse, recycle’.
Companies like ZES stimulate other use models for depleted battery packs once they are exchanged to give them
a second or even third lifecycle.

ING issued 36 sustainability improvement loans and 20 green loans. Among these was the largest green loan yet
in the Asia-Pacific commercial and industrial renewables sector.

The $75 million financing for Cleantech Solar will
support more than 500 megawatts of solar power projects across

Southeast Asia.

In addition to lending, ING supported 60 mandates for clients through green, social and sustainability bonds. In
September,

ING was involved in Ireland’s

first-ever green bond issued by AIB bank. The €1 billion will be used to finance renewable energy projects and green buildings in Ireland and Britain.

ING broke new ground with Europe’s

first Covid-19-related bond, which raised financing for French public
hospitals. ING was the joint bookrunner in the €1 billion deal with French bond issuer Caisse Francaise de
Financement Local (CAFFIL). Issued in May,

it was the first negative yield bond launch since the end of February when the pandemic triggered a global sell-off and closed the primary market. ING’s previous collaboration with
CAFFIL on the first French social covered bond was a winner at Environmental

Finance’s Bond Awards 2020.

ING subsequently supported a further three issuers with Covid-19-related bonds, helping them to overcome the
impact of the crisis. We acted as bookrunner in the €500 million social bond for Korea Housing Finance
Corporation; as joint bookrunner in the €1 billion social bond for CaixaBank; and joint lead manager on the €500 million bond for the Export-Import Bank of Korea (KEXIM).

Greener

homes
A significant part of our loan book consists of residential mortgages, and houses generally account for about 22
percent of direct and indirect CO2 emissions in the EU. We’re working with clients to improve the energy
consumption of the houses we finance as a way of achieving our Paris alignment goals. Our long-term vision is to have an energy-positive mortgage portfolio

by 2050. This means that the houses in our portfolio will collectively generate more energy than they consume.

Our current carbon intensity measurement covers

our Dutch and German mortgage portfolio,

with a combined
outstanding lending amount of roughly €180 billion (60 percent of total mortgage outstandings) and more than
one million financed homes. See the latest Terra

report on ing.com for information on the underlying
measurement.

We are developing retail products,

tools and services to help homeowners make their houses more sustainable.
Customers can use these products to finance solar panels, for example,

or insulate their homes. In Germany,

we
provide green mortgages through development bank KfW.

In addition to financial solutions, we help to raise awareness on the topic. Consumers in the Netherlands, for example, can check the energy profile of their homes on our website, as well as the options and financing available to improve in this area. And we provide

d

Dutch homeowners who want to invest in upgrading

their
energy label with a free rating as we know how insights can help people to take the first steps towards a more
sustainable home.

However,

the number of homeowners taking up this offer remains low.

This likely reflects the cumbersome
process of gathering data for an energy label upgrade.

And although an up-to-date energy label is required when
selling a home, only a small percentage of properties in our portfolio are sold each year.

Sustainable investment services
ING offers sustainable investment

(SI) services to its Retail Banking customers in the Netherlands, Belgium,
Luxembourg and Germany.

In 2020, ING’s retail brokerage

division recorded €13.2 billion in sustainability assets
under management, up from €9.3 billion in 2019. This underlines our clients’ appetite for products and services that integrate sustainability criteria

.

Competition
ING is a global financial institution with a strong European base, offering retail and wholesale banking services to customers in over 40 countries. The purpose of ING is empowering people to stay a step ahead in life and in
business.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 56

ING’s Retail business serves 39 million customers,

from individuals to small and medium-sized businesses and
mid-corporate clients. In most of our Retail markets

we offer a full range of banking products and services,
covering payments, savings, mortgages, insurance,

investments and secured and unsecured lending. Our
Wholesale Banking business offers clients advisory value propositions such as specialised lending, tailored corporate finance and debt and equity-market

solutions. These clients range from large companies to
multinational corporations and financial institutions.

There is substantial competition in the Netherlands and the other countries in which we do business for the types of wholesale banking, retail banking, investment banking and other products and services we provide.

This competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of
Western Europe and Australia.

Our largest market is the Netherlands, where our main competitors are ABN
AMRO and Rabobank. In recent years, competition has increased in emerging markets such as Asia and Central
and Eastern Europe. Financial services companies from more developed countries see these markets as offering
higher growth potential, while local institutions have become more sophisticated and competitive and have
proceeded to form alliances, mergers or strategic

relationships with our competitors.

However,

our competitive landscape is transforming as society becomes increasingly digitalised and ever more
reliant on technology and the online economy – a trend amplified during the Covid-19 pandemic, which accelerated the shift to mobile banking and contactless payments. Our main competitors are no longer just other
banks. The big winners in 2020 were the tech companies that offer an engaging digital experience on an open
platform that meets a range of needs in one go-to digital ecosystem.

Platform providers are all about customer experience.

They use data and advanced analytics to pinpoint what
people need and partner with third parties to meet this with a fitting product or service, ensuring customers come back for more. This ability to meet people’s primary needs in a way that is easily accessed on mobile
devices is what defines their success. Banking, by contrast, is a facilitator and not a primary need. The choice for banks is to challenge their existing business models and disrupt themselves, or risk being eliminated as an intermediary and relegated to the status

of white label facilitator of others’ platforms.

In this environment, the
digital customer experience is the key differentiator,

shaped by customer expectations based on their
interactions online and on their smartphones: easy,

smart and personal.

The opening up of the European payments market under the PSD2 directive is a significant competitive development. It is creating a more crowded, uneven playing

field as new providers enter this lucrative

area once
dominated by banks. Newcomers include third party mobile and online payment platforms like ApplePay and
Alipay, as well as fintechs

and other non-banks. These new entrant have operating models that are not burdened
with potentially costly legacy operations. They are less regulated than banks and use technologies like
blockchain, robotics and artificial intelligence and advanced data and analytic tools to lower cost to serve and
speed up processes.

Advances in technology are accelerating the use of new business models, for example in retail payments, peer-
to-peer lending, foreign exchange and low-cost

investment advisory services. New solutions offered by rapidly evolving incumbents, challengers and new entrants, especially with respect to payment services and products,
are disrupting the financial services sector and leading to the emergence of disintermediation. To remain
competitive, banks have to think beyond banking and develop

their own platforms. Winners will be those with a
superior digital experience, a strong trusted brand, and the ability to mobilise a large customer base to attract
partners to their platforms.

Successful platforms take the effort

out of managing finances, offering personalised, real-time advice and products and services for all financial and other relevant needs. Open banking offers opportunities to add value
by connecting to the products and services of others, also in areas beyond banking. Statements regarding

ING’s
competitive position reflect the assessment of ING’s

management about the general competitive landscape in
which ING operates.

Regulation and Supervision

The banking and broker-dealer businesses of ING are subject to detailed and comprehensive supervision in all of the jurisdictions in which ING conducts business.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 57

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
countries.

European Regulatory framework
The Single Supervisory Mechanism (“SSM”) – the first pillar of the Banking Union – was launched on 4 November
2014. Since that date, the European Central Bank (ECB) assumed responsibility for a significant part of the
prudential supervision of banking groups in the Eurozone, including ING Group and ING Bank. Under the SSM, the
ECB has become ING Group’s and ING Bank’s

principal prudential supervisor. The

ECB is amongst others
responsible for tasks such as market access, compliance with capital and liquidity requirements and governance
arrangements. National supervisors, including the Dutch Central Bank for

ING Group and ING Bank, remain
responsible for supervision of tasks that have not been transferred to the ECB such as financial crime and
payment

supervision.

Another significant change in the regulatory environment is the setting up of the Single Resolution Mechanism
(“SRM”). It is the second pillar of the Banking Union. The SRM comprises the Single Resolution Board (“SRB”) and the national resolution authorities and is fully responsible for the resolution of banks within the Eurozone as of 1
January 2016. ING has been engaging already with the Dutch national resolution authorities and the SRB for a few years with the aim to support in the draw up of a resolution plan for

ING and will continue to collaborate
with the resolution authorities. The rules underpinning the SRM could have a significant impact on business models and capital structure of financial groups in order to become resolvable.

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

Dutch Regulatory Framework
The Dutch regulatory system for

financial supervision consists of prudential supervision – monitoring the soundness of financial institutions and the financial sector, and conduct

-of-business supervision – regulating
institutions’ conduct in the markets. As far as prudential supervision has not been transferred to the ECB, it is
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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 58

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

with the
CFTC as a swap dealer and another of which is registered with the U.S. Securities and Exchange

Commission as a
securities broker-dealer) offers various

financial products, including lending, and financial markets products.
These entities do not accept deposits in the United States on their own behalf or on behalf of ING Bank N.V.

Dodd-Frank Act, which became law on 21 July 2010, represented a significant overhaul in the regulation of U.S.
financial institutions and markets. The primary impact on ING is through the establishment of a regulatory regime for the off-exchange

derivatives market, pursuant to

Title VII of the Dodd-Frank Act.

Among other things, the Dodd-Frank Act and regulations enacted thereunder require swap dealers to register
with the CFTC, the primary swaps regulator in the U.S.) as ‘swap dealers’ and be subject to CFTC regulation and
oversight. The ING subsidiary,

ING Capital Markets LLC, is registered

as a swap dealer.

As a registered entity,

it is
subject to business conduct, record-keeping and reporting requirements,

as well as margin requirements and
capital requirements, which will become effective

in late 2021. In addition to the obligations imposed on
registrants (such as swap dealers), other requirements

relating to reporting, clearing, and on-facility trading have been imposed for much of the off-exchange derivatives

market. It is possible that registration, execution,
clearing, margin, capital and business conduct compliance requirements will increase the costs of and restrict participation in the derivative markets. These rules could therefore restrict trading activity,

reducing trading
opportunities and market liquidity,

potentially increasing the cost of hedging transactions and the volatility of the relevant markets. This could adversely

affect the business of ING in these markets.

The Dodd-Frank Act and SEC regulations enacted thereunder,

effective 1 November 2021, also require security-
based swap dealers to register with the SEC. The SEC has adopted regulations, among others, establishing
registration, reporting, risk management, business conduct, and margin and capital requirements for security-
based swaps. ING Capital Markets is expected to be registered with the SEC as a security-based swap dealer.
Registration could increase ING Capital Markets

LLC’s operational costs, reduce trading activity

and market
liquidity, and increase volatility of the relevant

markets. It will also result in a substantial portion or all of ING’s security-based swap activities with U.S. persons being conducted through ING Capital Markets

LLC.

In addition, new position limits requirements for uncleared swaps referencing any of twenty-five commodity
futures contracts for market

participants could limit ING’s position sizes in these swaps referencing specified
physical commodities and similarly limit the ability of counterparties to utilize certain of our products to the
extent hedging exemptions from the position limits are unavailable.

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
profitability”.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 59

Basel III and European Union Standards as currently applied by ING Bank
DNB, our principal home country supervisor until the ECB took over that position in November 2014, has given
ING permission to use the most sophisticated approaches for solvency reporting under the Financial Supervision
Act, the Dutch legislation reflecting the Basel II and Basel III Frameworks. DNB has shared information with host
regulators of relevant jurisdictions to come

to a joint decision. In all jurisdictions where the bank operates through a separate legal entity that is a credit institution, ING must meet the local implementation of Basel
requirements as well. ING uses the Advanced IRB Approach for credit risk, the Internal

Model Approach for its
trading book exposures and the Advanced Measurement Approach for operational risk. A small number of
portfolios including certain sovereign exposures are reported under the Standardized Approach

In December 2010, the Basel Committee on Banking Supervision announced higher global minimum capital standards for banks, and has introduced a new global liquidity standard and a new leverage ratio. The Basel
Committee's package of reforms, collectively

referred to as the “Basel III” rules, has, among other requirements, increased

the amount of common equity required to be held by subject banking institutions, has prescribed the
amount of liquid assets and the long term funding a subject banking institution must hold at any given moment, and has limited leverage. Banks are required to

hold a “capital conservation buffer” to withstand

future periods
of stress. Basel III has also introduced a “countercyclical

buffer” as an extension of the capital conservation
buffer,

which permits national regulators to require banks to

hold more capital during periods of high credit
growth (to strengthen capital reserves and moderate

the debt markets). Further,

Basel III has strengthened the
definition of capital that has the effect of gradually disqualifying many hybrid securities during the years 2013-
2022, including the hybrids that were issued by the Group, from inclusion in regulatory capital,

as well as the
higher capital requirements associated with certain business conditions (for example, for credit value
adjustments (“CVAs”) and illiquid collateral)

as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and Financial Stability Board (“FSB”) published measures that have had the effect of
requiring higher loss absorbency capacity, liquidity surcharges,

exposure limits and special resolution regimes for,
and instituting more intensive and effective

supervision of, “systemically

important financial institutions”
(“SIFIs”), in addition to the Basel III requirements otherwise applicable to most financial institutions. One such measure, published by the FSB in November 2015, is the Final Total

-Loss Absorbing Capacity (‘TLAC’) standard for
G-SIFIs, which aims for G-SIFIs to have sufficient loss-absorbing and recapitalisation capacity available in
resolution. ING Bank has been designated by the Basel Committee and FSB as a so-called “Global Systemically
Important Bank” (“G-SIB”), since 2011, and by DNB and the Dutch Ministry of Finance as a “other SII” (“O-SII”)
since 2011. DNB requires ING Group to hold a 2.5% O-SII Buffer in addition to the capital conservation buffer and
the countercyclical buffer described above

.

CRR /CRD IV
For European banks the Basel III requirements have been implemented through the Capital Requirement
Regulation (CRR) and the Capital Requirement Directive (“CRD IV”). The CRD IV regime entered into effect in
August 2014 in the Netherlands, but not all requirements were implemented all at once. Having started in 2014,
the requirements have been gradually tightened, mostly

before 2019, until the Basel III migration process was
completed.

CRD IV has not only resulted in new quantitative requirements but has also led to the setting of new standards
and evolving regulatory and supervisory expectations in the area of governance, including with regard to topics
like conduct and culture, strategy and

business models, outsourcing and reporting accuracy.

CRRII / CRD V and BRRDII

On 27 June 2019, a series of measures referred to as the Banking Reform

Package (including certain amendments
to CRR and CRDIV commonly referred to as ‘CRR II’ and CRD V’) came into force,

subject to various transitional
and staged timetables. The adoption of the Banking Reform Package concluded a process that began in
November 2016 and marks an important step toward

the completion of the European post-crisis regulatory
reforms, drawing on a number of international standards

agreed by the Basel Committee, the Financial Stability
Board and the G20. CRDV was implemented in Dutch law in 2020. The Banking Reform Package updates the
framework of harmonized rules established following the

financial crisis of 2008 and introduces changes to the
CRR, CRDIV, the Bank Recovery

and Resolution Directive (BRRD) and the Single Resolution Mechanism Regulation
(SRMR). The Banking Reform Package covers

multiple areas, including the Pillar 2 framework, the introduction of a leverage ratio requirement

of 3% and a leverage ratio buffer requirement

of 50% of the G-SIB buffer
requirement (applicable per 1 January 2023), a binding Net Stable Funding (NSFR) ratio based on the Basel NSFR standard but including adjustments with regard to e.g. pass-through models and covered bonds issuance,
mandatory restrictions on distributions, permission for reducing own funds and eligible liabilities, macroprudential tools, a new category of ‘non-preferred’

senior debt, the minimum requirement for own funds
and eligible liabilities (MREL) and the integration of the TLAC standard into EU legislation. Further,

the EBA
obtained a mandate to investigate

how to incorporate environmental,

social, and governance (ESG) risks into the
supervisory process and what the prudential treatment of assets associated with environmental or social
objectives should look like.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 60

Whilst the Banking Reform Package

was being developed, the ECB introduced the Targeted

Review of Internal
Models (TRIM) in June 2017 to assess reliability and comparability between banks’ models for calculating each bank’s risk-weighted

assets (‘RWA’)

used for determining certain of such bank’s capital

requirements. In July
2019, the ECB published the final chapters of the guide to internal models, covering credit risk, market risk and
counterparty credit risk. These risk type-specific chapters are intended to ensure a common and consistent
approach to the most relevant aspects of the regulations on internal models for banks directly supervised by the
ECB. Additionally, they provide

transparency on how the ECB understands the regulations on the use of internal models to calculate own funds requirements for the three risk types. Impact on ING is through more stringent
regulation on the end-to-end process and governance around internal models as well as an increase of risk
weighted assets (RWA).

In 2020, the last TRIM ECB inspection ended. Per rating system the ECB has sent and will send final TRIM decision
letters, which will include obligations that ING shall remediate.

Also certain limitations have or might be put in
place until these obligations are fully addressed and closed.

Basel III revisions and upcoming regulations
In December 2017, revisions to Basel III were formally announced by the Basel Committee. These revisions to
Basel III establish new prudential rules for banks, including a revision to the standardised approach to credit risk,
the introduction of a capital floor based on standardised approaches, the use of internal models, limitation of
options for modelling operating risks, and new rules for the establishment of risk-weighted items and unused
credit lines at the banks. Such revisions have a long implementation phase and are not yet fully transposed into
EU regulation. The revisions are commonly referred

to as "Basel III Reform" or "Basel IV”.

In Europe, this will be
implemented through the ‘CRR III’ / ‘CRD VI’ in the coming years. With this long implementation phase and the transposition into EU regulation still pending, some question marks remain on how this will shape up.

The full impact of the Basel III Reform rules and TRIM, and any additional requirements if and as applicable to the
Group, will depend on how they are implemented by national regulators,

including the extent to which such
regulators and supervisors can set more stringent

limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond. We expect these
rules could have a material impact on ING’s

operations and financial condition and may require the Group to seek additional capital.

Final Basel III reforms
In December 2017 the Basel Committee finalised its Basel III post-crisis reforms with the publication of the revisions to the prudential standards for credit, operational and credit valuation adjustment (CVA)

risk as well as
the introduction of an output floor.

This package of reforms aims to increase consistency

in risk-weighted asset
calculations and improve the comparability of banks’ capital ratios.

The use of internal models will be reduced
and the standardised approaches will be made more risk-sensitive and granular.

Following a one-year deferral due to

COVID-19, these reforms will take

effect from 1 January 2023 and will be
phased in over five years. The EU Commission postponed the issuance of its legislative proposal (“CRR3”/”CRD6”)
to implement the final elements of the Basel III framework in the EU until 2021. The implementation date of
“CRR3/CRD6” is therefore not yet decided on. The implementation of the EU/Basel III reforms will have impact
on ING’s risk-weighted

assets and capital ratios, but it is expected that other new banking regulations and model
reviews bring forward a significant part of this impact before the EU implementation date.

CRR “quick fix” in response to the Covid‐19 pandemic
On 26 June 2020 Regulation (EU) 2020/873 of the European Parliament and of the Council of 24 June 2020
amending Regulations CRR as regards certain adjustments in response to the COVID-19 pandemic (commonly
referred to as CRR ”quick

fix”) was published.

The CRR ”quick fix” is part of a series of measures taken by European institutions to mitigate the impact of the
COVID-19 pandemic on institutions across EU Member States. In addition to the flexibility already provided in the
existing rules, the CRR ‘quick fix’ introduces certain adjustments to the CRR, including temporary measures and
measures that early adopt changes in the regulations that were intended to become effective at a future date.
This notably included reduced capital requirement for certain exposures to small- and medium sized enterprises
(SMEs), a more favourable prudential treatment

for certain software assets, one year delay in the application of the leverage ratio buffer

requirement of 50% of the G-SIB buffer (to 1 January 2023). Also the following adjustments were introduced have

an impact on disclosures:

●

frontloading from CRR2 the possibility of temporarily excluding certain exposures to central banks from
the calculation of an institution’s total

exposure measure (Article 500b of CRR);

●

extending by 2 years transitional arrangements

for mitigating the impact on own funds of the
introduction of IFRS 9 (Article 473a (8) of CRR).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 61

In August 2020, the EBA issued guidelines to provide institutions with the necessary clarifications on how to apply the measures set out in the CRR ‘quick fix’ supervisory reporting and disclosures. These Guidelines are an interim solution until the new comprehensive ITS on disclosure start to apply (June 2021).

Capital requirements applicable to ING Group at

a consolidated level
In accordance with the CRR the minimum Pillar I capital requirements applicable to ING Group are:

a Common
Equity Tier 1 (CET1) ratio of 4.5%, a Tier 1 ratio of 6% and a Total capital ratio of 8% of risk-weighted

assets.

In 2020, as a reaction to the COVID-19 pandemic, relevant regulators introduced a number of changes to the
Pillar II capital requirements and the capital buffer

requirements applicable to ING, including structural
reductions. The structural reductions of these capital requirements reflect the application of Art.104a in CRD V,
which allowed ING to replace CET1 capital with additional Tier 1 / Tier 2 securities to meet Pillar II requirement, and a reduction in the overall systemic buffer

(i.e. the Systemic Risk Buffer plus the highest of the O-SII and G-SII buffer) by the Dutch National Bank from 3% to 2.5%. Similarly,

various competent authorities changed or
removed their Countercyclical Buffer

(CCyB) requirements reducing the CCyB for ING from 24 basis points to 3 basis points.

As a consequence, the CET1 requirement, including buffers, for ING Group at a consolidated level was 10.51% in
2020. This requirement is the sum of a 4.5% Pillar I requirement, a 0.98% Pillar II requirement (2019: 1.75%), a
2.5% Capital Conservation Buffer (CCB), a 0.03% Countercyclical

Buffer (CCyB) (based on December 2020
positions) and a 2.5% O-SII buffer that is set separately for Dutch systemic banks by the Dutch Central Bank (De
Nederlandsche Bank). This requirement excludes the Pillar II guidance, which is not disclosed.

The Maximum Distributable Amount (MDA) trigger level stood at 10.51% in 2020 for CET1, 12.33% for

Tier 1
Capital and 14.77% for Total

Capital (after the application of Art.104a of CRDV), based on stable Pillar II capital requirements. In the event that ING Group breaches the MDA

level, ING may face restrictions on dividend
payments, AT1

instruments coupons and payment of variable remuneration.

Covid-19 pandemic
Various countries and local governmental

authorities across the world have introduced measures aimed at preventing the further spread of Covid-19.

In addition, governments in various countries have introduced measures aimed at mitigating the economic
consequences of the outbreak. For example, the Dutch government has announced economic measures aimed at
protecting jobs, households’ wages and companies, e.g., by way of tax payment holidays, guarantee schemes and
a compensation scheme for heavily affected sectors

in the economy. These announced measures and any
additional measures, including any payment holidays with respect to mortgages or other loans, have had and
may continue to have a significant impact on ING’s

customers and other counterparties.

The various measures by governments and ING to alleviate the impact of Covid-19 also impact the loan classification in terms of forbearance and consequently IFRS 9 staging.

In light of this, the EBA has provided
guidelines that expired on 30 September 2020, which defined eligibility criteria for a payment holiday
arrangement offered to a large

group of customers to be classified as a “general

payment moratorium”.

Based on
these guidelines, customers that were granted

the payment holidays did not lead to a forbearance classification.
Therefore it did not automatically trigger recognition of lifetime

Expected Credit Loss (ECL) either.

ING followed
the EBA guidelines and when a payment holiday was provided to a customer as part of a “general payment
moratorium”,

ING did not consider this measure to classify as forbearance. EBA further extended these guidelines in the first week of December 2020, valid until 31 March 2021, with certain extra conditions.
Regarding these extensions, ING

has taken a prudent decision to treat all payment

holiday requests under new
or extended schemes (after

September 2020) as stage 2 or stage 3 exposures.

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

The banking
reform which came into force on 27 June 2019 includes changes to the minimum requirement for own funds and
eligible liabilities (MREL) to ensure an effective bail in process. It also includes new competences for resolution
authorities and requires G-SIBs and other banks to build up loss-absorbing and recapitalization capacity.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 62

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
preferred resolution strategy,

with ING Groep N.V.

as the resolution entity.

In 2019, ING Group received a formal notification from De Nederlandsche Bank (DNB) of its MREL. The MREL requirement has been established to ensure that banks in the European Union have sufficient own funds and
eligible liabilities to absorb losses in the case of potential bank failure. The MREL requirement is set for

ING
Group at a consolidated level, as determined by the Single Resolution Board (SRB). This MREL requirement has
been set at 10.54% of total liabilities and own funds. The current MREL requirement is not binding, but a new
MREL requirement will be determined by ING’s

resolution authorities in 2021 based on the BRRD II.

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

Stress testing
Stress testing is an integral component of our risk and capital management framework. It allows us to (i) assess
potential vulnerabilities in our businesses, business model, and/or portfolios; (ii) understand the sensitivities of
the core assumptions in our strategic and capital plans; and (iii) prepare and assess management actions that can
reduce or mitigate the impact of adverse scenarios.

In addition to running internal stress test scenarios to reflect the outcomes of the annual risk assessment, ING
also participates in regulatory stress test exercises.

ING participated in the 2020 EU-wide stress test conducted by the EBA in cooperation with the European Central Bank (ECB), the Dutch central bank (DNB), the European
Commission and the European Systemic Risk Board (ESRB). The baseline scenario was developed by the ECB and the adverse stress test scenario by the ESRB, both cover

a three-year time horizon (2020-2022). The ECB and the
EBA decided in March 2020 to postpone the EU-wide stress test exercise due to the outbreak of COVID-19. EBA
will launch a new stress test exercise in January 2021 and is expected to publish the results by July 2021.

The last EU-wide stress test exercise

that was completed concerns the 2018 edition. This stress test was carried out applying a static balance sheet assumption as of December 2017, therefore does not take into account
current or future business strategies and management

actions. The results of this stress test also cover a three-
year horizon (2018-2020) and reflect the impact of IFRS 9 for determining loan loss provisions in adverse
circumstances. The results of the EBA stress test reaffirmed the resilience of our business model and the strength
of ING’s capital base. Our commitment to

maintain a robust, fully-loaded Group common equity Tier 1 (CET1)
ratio in excess of prevailing requirements

remains. ING started the EU-wide stress test exercise

with a CET1 ratio
of 14.51% per 2017 year-end. Under the hypothetical baseline scenario and EBA’s methodological instructions,
ING Group would have a fully loaded CET1 of 13.99% in 2020. Under the hypothetical adverse scenario and EBA’s methodological instructions, ING Group would have a fully loaded CET1 ratio of 10.70% in 2020 without management actions.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 63

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

Discussions have continued in 2020, but it remains uncertain when EDIS will be introduced.

Payment Services Directive 2 (PSD2)
PSD2 entered into force in January 2018 and responds to technical change and a variety of developments in the
payments domain. It fosters innovation

and competition by promoting non-discriminatory access to payment systems and accounts, including the newly introduced account information services and payment initiation
services.

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

e.g. by the introduction of
strong customer authentication. It consists of two factor

authentication, to be performed every time a payer
accesses its payment account online or initiates electronic remote payment transactions. The Regulatory
Technical Standards

for strong customer authentication and common

and secure communication provide further
requirements to implement the strict security requirements

for payment service providers in the EU.

Benchmark Regulation
Benchmarks, such as the London Interbank Offered Rate (‘LIBOR’), the Euro

Overnight Index Average (‘EONIA’),
the Euro Interbank Offered Rate

(‘EURIBOR’) and other interest rates,

as well as commodity benchmarks or other
types of rates and indices which are deemed to be ‘benchmarks’ are the subject of ongoing national and international regulatory reform.

In 2016, the EU adopted a Regulation (the ‘Benchmarks Regulation’ or ‘BMR’) on indices used in the EU as benchmarks in financial contracts and financial instruments. The Benchmarks Regulation became effective on 1
January 2018.

The BMR among others requires that supervised entities may only use benchmarks in the EU if these benchmarks are provided by administrators

that are registered with the European Securities and Markets

Authority (‘ESMA’).

Benchmarks that are based on input from contributors shall have a code of conduct in place designed primarily to
ensure reliability of input data, governing issues such as conflicts of interest,

internal controls and benchmark
methodologies. Financial contracts and financial instruments in which benchmarks are used by supervised entities require to have robust fall

back wording included in their documentation.

Public authorities have initiated industry working groups in various jurisdictions to search for and recommend
alternative risk-free rates

that could serve alternatives if current benchmarks like

LIBOR and EONIA cease to exist
or materially change. The work of these working groups is still ongoing, though certain of such organizations have
advanced proposals for benchmark replacements.

The market has indicated that it will stop the calculation of certain benchmarks and that they will proceed with
the use of risk free rates as benchmarks. For instance the FCA announced that it will no longer persuade or
compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. The FCA and Bank of
England are working together with market participants on the transition to use SONIA as the primary interest
rate benchmark in sterling markets.

Furthermore, the working group on euro risk-free

rate has adopted the euro
short-term rate (€STR), which was published for

the first time on 2 October 2019, as a replacement for the EONIA benchmark that will be discontinued by the end of 2021. The US Federal Reserve’s

Alternative Reference Rates
Committee (commonly referred to

as ‘ARRC’) has recommended adoption of the Secured Overnight Financing
Rate (commonly referred to as ‘SOFR’) as an alternative

to US dollar LIBOR.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 64

Financial Transaction Taxes
In February 2013, the EC adopted a proposal setting out the details of a financial transaction tax

(‘FTT’) under the
enhanced cooperation procedure, to be levied on transactions in financial instruments by financial institutions if
at least one of the parties to the transaction is established in the financial transaction tax zone

(‘FTT-Zone’) or if
the instrument which is the subject of the transaction is issued within the territory of a Member State in the FFT-
Zone. 10 Member States have indicated

they wish to participate in the FTT (Austria, Belgium, France, Germany,
Greece, Italy,

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

KYC Requirements
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
IT systems. In some situations the applicable laws and regulations, at local and/or at global level, seem to be
conflicting with each other, which imposes a significant

challenge on banks as part of the implementation of
requirements. In addition, the timeline for implementation of those new/changed requirements is sometimes
very short, which is challenging in general, yet especially in IT development. ING aims to continuously work on embedding the processes and procedures reflecting the applicable requirements in our IT systems and data
sources, driving a business environment which is compliant by desire and design, and will execute ongoing
training and awareness to develop its people to have

the right knowledge and skills.

That also accounts for risks deriving from new technologies. ING aims to continuously monitor regulatory
developments to make risk assessments and define the banks risk appetite.   Regulations on distributed ledger
technology and business developments in this area are as rapid and impactful as the accompanying risks.

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 65

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

IING Bank maintains a limited legacy portfolio of guarantees,

accounts, and loans that involve various entities
with a connection to Iran. These positions remain on the books but certain accounts related thereto are ‘frozen’
where prescribed by applicable laws and procedures and in all cases subject to increased scrutiny within ING
Bank. ING Bank may receive loan repayments, duly authorised by the relevant competent authorities where
prescribed by applicable laws. For the calendar year 2020, ING Group had revenues of approximately USD 274
thousand. ING Group estimates that it had a net profit of approximately

USD 17 thousand.

Sanctions related developments
In 2020, the EU and the US continued sanctions programs with respect to several regions and countries,

including
Ukraine/Russia, Iran, China, Venezuela

and Syria. There are notable differences between

the EU and US sanctions
programs.

The US, for example, continued and updated its sanctions with respect to the Nord

Stream 2 pipeline and the
second line of Turkstream,

both originating in Russia. Also with respect to Iran, where a significant number of EU sanctions were lifted pursuant to the Iran Nuclear Agreement, the

US continued to take various measures in light
of its ‘maximum pressure campaign’ against Iran and all major Iranian financial institutions are now designated
by OFAC.

Tensions between

the US and China continued, resulting in (additional) sanctions and export controls imposed by the US, amongst others in response to China’s alleged

human rights abuses in Hong Kong and against China’s
Uyghur minority population. In addition, the U.S. Department of Commerce’s

Bureau of Industry and Security
(BIS) continued applying U.S. export controls on dual-use goods, software, and technology,

and it imposed a
number of significant new controls on trade with China and Hong Kong. BIS also added several entities on the
Entity List under the US Export Administration Regulations, and thereby further tightened the export control
regime in that respect. In response, China has announced to take resolute countermeasures deemed required to
safeguard the legitimate rights and interests

of Chinese companies and related personnel as well as China’s sovereignty,

security and development interests. These announced Chinese actions include visa restrictions and potentially other measures firmly opposing US sanctions.
The US issued criminal indictments against President Maduro and several other high-level officials of the
Venezuelan government. In addition, the US government

further restricted dealings with the Venezuela’s

oil
sector and imposed sanctions on certain parties included in the sale and transport of Venezuelan crude.

In respect of Syria, the US continued to pressure the Assad regime as well as other actors in the region to stop
committing human rights abuses against the Syrian civilian population.

The EU blocking regulation remained in full force in 2020. This EU regulation aims to shield EU companies from
U.S. sanctions against Iran, Cuba

and Libya, in part by prohibiting European companies from complying with the sanctions that the EU considers to be “extraterritorial”

in nature.
With a view to these and other developments, ING continuously evaluates its sanctions compliance controls to
respond to risks of new or expanding sanctions regimes.

For additional information regarding regulatory

developments, including with respect to the 5th AML Directive,
FATCA,

CRS, DAC6 and MIFID II, see also this Form 20F 2020, under “Additional

Information – ING Group Risk
Management-

Compliance Risk- Regulatory

Developments”.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 66

C. Organisational structure
ING Groep N.V.,

a publicly-listed company,

is the parent of one main legal entity: ING Bank N.V.

(ING Bank).
  ING
Bank is the parent company of various Dutch and foreign banking and other subsidiaries.

Reference is made to Exhibit 8 “List of subsidiaries of ING Groep N.V.”

for a list of principal subsidiaries of ING
Groep. N.V.

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

16 ‘Other liabilities’ and for information on investment
properties reference is made to Note 11 ‘ Other

assets’ in the consolidated financial statements.

Item 4A.
Unresolved Staff

comments

Not applicable.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 67

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

A.   Operating results
Our business is shaped by events and developments in the world around us and our operating results for the financial year should be viewed in the context of these event and developments. The biggest of these in 2020 was the coronavirus pandemic, which was first and foremost

a human tragedy,

but which also impacted
governments, economies, supply chains and jobs.

ING has had to adapt to the practical implications this had for customers and employees, as well as to the new
market trends and stakeholder

expectations. At the same time, our business continues to be affected by
regulatory changes and the persistent low interest

rate environment For further information

on regulatory
changes reference is made to “Item 4. Information

on the Company – Regulation and Supervision”.

Other material events and uncertainties that have an impact on our operating results are:
●

Covid-19 pandemic
●

Marco economic developments
●

Climate change
●

Financial crime risk
●

Cybersecurity resilience
●

Fluctuations in equity markets, interest rates

and foreign exchange rates

For further information on other factors that can

impact ING Group’s results of operations,

reference is made to
“Item 3. Key information - Risk Factors”.

Covid-19 pandemic

Covid-19 was declared a global pandemic by the World Health Organization on 11 March 2020. National and local
governments across the world introduced measures aimed at preventing the further spread of the virus. These
included the closure of schools, sports facilities, bars and restaurants; bans on public events;

and travel
restrictions and border controls. Such measures disrupted the normal flow of business operations in most
countries, including those where ING operates. It affected

global supply chains, manufacturing, tourism,
consumer spending and asset prices, and has increased volatility and uncertainty across the global economy and in financial markets.

In an effort to mitigate the economic consequences, governments introduced measures to protect households
and companies. These included tax-payment holidays, guarantee schemes and compensation for heavily affected
sectors in the economy.

Still, the economic consequences had – and may continue to have – a significant impact on ING’s customers, employees,

shareholders and other stakeholders.

There were also regulatory developments in light of Covid-19. The European and other central banks took steps
to help by relaxing rules on capital buffers that

banks need to hold and made recommendations on paying
dividends, which remain in effect until at least September 2021. This gives banks more buffer capital available to
lend to businesses during coronavirus restrictions, and to absorb losses when businesses can’t repay those loans.
The European Central Bank (ECB) also undertook various monetary policy measures to provide liquidity to the
economy and banks in particular.

ING also took steps to protect and provide relief for

our customers, employees and communities. For example,
we offered customers payment

holidays and provided business clients with liquidity.

We worked hard to
safeguard the wellbeing of our employees. We

built on our digital foundation and equipped employees with the necessary facilities to work from home without interrupting the high standards of service we offer customers. For
communities, we encouraged our businesses and employees to donate time and funds to help address the initial challenges the coronavirus brought, as well as looking towards the future and how we can help build back better.

Macroeconomic developments
As a global financial services company, our profitability,

solvency and liquidity are influenced by the state of the
economy and the market environment

for business, liquidity, funding and capital.

The year’s volatility had a
marked impact on our performance.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 68

The Covid-19 pandemic threw the world economy into turmoil. The global economy shrank in 2020 as demand
and supply, trade, and finance were

severely disrupted. Although we started to see a recovery

mid-year as
lockdowns were relaxed,

a second wave of the virus caused governments to slow reopening and/or re-impose
lockdowns, and the economic recovery lost momentum. In most advanced economies, despite effective
monetary and fiscal policy support, output remained substantially below pre-pandemic levels.

Western European economies were

hit hard by the coronavirus pandemic and associated mobility-reducing measures. In Germany,

the Netherlands and Belgium, economic activity in the first half of 2020 dropped by 10-
15%. Economic activity in the second quarter

of 2020 recorded the largest contractions since World

War II.

Following a rapid implementation of sizeable policy support measures and after most economic activities were
allowed to resume (subject to social distancing and hygiene measures), the economic environment turned more
favourable during the summer.

However,

despite a strong economic rebound in the third quarter,

the level of
economic activity at the end of the year was still below year-end 2019 levels as a resurgence of new coronavirus
cases necessitated the re-imposition of lockdown measures.

Helped by job retention schemes, the rise in unemployment was relatively mild and levelled off in the second half
of the year.

Despite the unemployment rate having increased, housing markets remained firm, helped by interest
rates remaining low.

There was an asymmetric impact across the euro area, with southern countries (Spain, Italy)

generally hit the
hardest during the first wave of the coronavirus.

This was partly due to the variation in the length and strictness of containment measures, the size of discretionary fiscal support, and differences in the economic importance of
international tourism.

As in the eurozone, economic performance in Poland was heavily influenced by lockdown measures, the
introduction of job protection schemes and increased public expenditure. Uncertainty about domestic factors
and the economic recovery held back private investment,

as in most other European countries. The central bank
of Poland reduced the benchmark interest rate

to 0.1% and purchased assets in the secondary market to improve banks’ liquidity.

Additional economic uncertainty came from continuing US-China trade tensions and the US elections in
November.

To help ING’s

leadership in their strategic planning, we developed scenarios for various potential outcomes to these developments so we are better prepared

for different possible futures. The ongoing negative
interest rate environment

is also making it a priority for ING to diversify our income.

Large amounts of fiscal stimulus deployed by governments worldwide in 2020 were combined with monetary
stimulus. The US Federal Reserve lowered key

interest rates and the ECB stepped

up bond purchasing. In the
eurozone, the yield curve flattened. In general,

the euro appreciated compared with its main trading partners, reflecting perceived changes in global risk sentiment and interest rate developments. Towards

the end of the
year,

positive news about vaccines improved financial market sentiment,

although a strong eruption of new
coronavirus cases and the emergence of new,

more contagious variants are sobering the economic outlook.

Uncertainty around the future relationship between the European Union and the United Kingdom

continued
throughout the year,

compounding the impact of Covid-19, which weakened the British pound vis-à-vis the euro.
In July, we announced that due to Brexit

we will move ING’s European trading

activities from London to
Amsterdam. The successful conclusion of an EU/UK-trade deal at year-end avoided economic disruption at the
start of 2021.

China regained control of the outbreak of the coronavirus

relatively swiftly by implementing strict sanitary and
economic measures, and in the second half of the year almost all activities had restarted and exceeded pre-
pandemic levels. However,

the number of cases began increasing again towards the end of 2020 and beginning of
2021.

Australia was hit less severely by the coronavirus

pandemic than other countries. The Australian authorities
introduced considerable fiscal and monetary support to the economy.

The central bank reduced its policy rate
and three-year Australian government bond yield target

to 0.1% and extended its long-term, low-cost funding to
banks to boost business loans. The central bank also introduced an asset purchase programme targeted at long-
term bonds to ease further financial conditions.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 69

Climate change

Climate change is one of the world’s most

urgent problems. The International Monetary Fund (IMF) says

it will
have a potentially catastrophic

environmental, human and economic toll if left unaddressed. We believe that ING
can make the biggest impact in fighting climate change through our financing.

We work with our clients to finance and facilitate

their transition to low-carbon technologies. We’ve

developed a
comprehensive suite of sustainability products and services to help them, including green loans and green bonds.

With our Terra

approach, we aim to align our loan book with the Paris Agreement’s well-below two-degrees
Celsius goal in the nine sectors most responsible for climate change. In 2020, we released our second

Terra
progress report. The report includes quantitative results

and targets for all of these nine sectors, fulfilling the
commitment we made the previous year.

One of these targets is a 19% reduction in our financing to upstream oil and gas by 2040 compared with 2019 levels. It’s important

to note that this target is in line with the International
Energy Association’s sustainable

development scenario, and that it’s not static.

If more or quicker action is
needed and the scenario is adjusted, our target will adjust accordingly.

For more details on our targets and
exposure in these nine sectors, please see the latest Terra

progress report on ing.com.

Our approach to climate action is collaborative and

inclusive. We helped develop an open-source climate
methodology with our partner, the 2˚ Investing

Initiative (2DII). This was published in 2020 for all banks to use.
We’re working with other banks to make

this an industry-wide standard, as we believe this will lead to greater transparency and help the financial sector make a bigger impact. In December 2018, ING and four peers signed the Katowice Commitment and in September 2020 these same banks published a blueprint of how we’ll all use the methodology developed with 2DII.

Our work with the Katowice Commitment laid the groundwork for the Collective Commitment to Climate Action
(CCCA), now signed by 38 banks globally. This is the banking sector’s farthest

-reaching commitment to climate
alignment. ING is co-lead of the implementation of the CCCA. In December 2020 an overview was published of the concrete measures CCCA signatory banks took in the first 12 months to deliver on their commitment. ING is a
founding signatory of the Principles for Responsible Banking, adopted by more than 200 banks, representing

a
third of the world's banking assets.

While our Terra

approach helps measure the impact of our loans on the climate, we are increasingly aware of the risks associated with climate change. These include physical risks, which can be acute (such as floods and wildfires) or chronic (temperature increases and rising sea levels); and transition risk, which is driven by policy,
technology or market changes as we shift towards a low-carbon global economy and potentially lead to stranded
assets. Our climate risk programme helps measure the impact of climate change on our loan book. Following a year of floods, droughts and wildfires, climate-related risk again topped the World Economic Forum’s

(WEF) 2020
global risk ranking in terms of likelihood of occurrence and impact. The IMF is examining the impact of climate on
the world’s financial markets

and whether it is priced into market valuations. The European Central

Bank (ECB)
published a guide in 2020 on how they expect banks to prudently manage and transparently disclose climate-
related and environmental risks under current

prudential rules.

We are continuing to advance our understanding

and approach to climate risks and opportunities. In 2020 ING published our first Climate Risk Report, setting out our approach to managing this emerging strategic and credit
risk. We’re integrating

climate risk into our risk management framework, governance

and business strategy.
Please see the Environmental, social and governance risk chapter for more information.

Financial crime risks

Money laundering is a crime in and of itself. It also facilitates other crimes, such as people trafficking and drug
smuggling. According to the United Nations Office on Drugs and Crime, suspicious transactions continue to reach as much as $2 trillion a year. This scale illustrates

the scope of the problem – it is not something one bank can
fight on its own.

To be more

effective in our efforts to fight

financial economic crime, we work closely with our peers, regulators and law enforcement. This includes initiatives with other Dutch and Belgian banks to jointly monitor transactions,
and further professionalising our KYC organisation

by means of internationally recognised certifications.

Next to this, improving customer due diligence and transaction monitoring activities are top priorities for ING.
Since 2017, we’ve been running a programme to enhance our know your customer activities in all customer segments of all ING business units. This has led to standardised KYC policies, global governance and consistent processes, tools and training, which contribute to becoming sustainably better in the way we address money
laundering risks and comply with laws and regulations.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 70

Structural solutions include interventions aimed at addressing undesirable behavioural patterns identified within
the organisation and encouraging desirable behaviours

that will positively influence KYC execution.

Cybersecurity resilience
Digital technology has connected the world in an unprecedented way.

The Covid-19 outbreak highlighted just
how much people rely on the internet to work, socialise and shop. At the same time, there are growing concerns about unequal access, a lack of governance, data privacy and increasingly sophisticated cyberattacks.

Cybercrime is a growing threat to companies in general and to the financial system in particular. The expansion

of
mobile and online banking, and ING’s own reliance on cloud technology – especially at a time when many employees are working from home – have increased the risk of criminals gaining unauthorised access to ING networks. The global lockdowns due to the pandemic also presented opportunities for criminals to continue to
target customers with phishing attacks,

identity theft and online fraud.

One of our top priorities is to keep our bank safe, secure and compliant and to retain customers’ trust. Our multi-
faceted approach aims to anticipate threats

and prevent them from becoming reality.

Safeguards include security
and communication-monitoring capabilities that use behavioural analysis, machine learning and rules engines.
We are also partnering with fintechs and others to facilitate security innovation for the bank and our industry.

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

Korean Won, Brazilian Real,

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

Consolidated result of operations
ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment using
results based on figures according to IFRS as adopted by the European Union (IFRS-EU). The Executive

Board and
the Management Board Banking consider this measure to be relevant to an understanding of the Group’s
financial performance, because it allows investors to

understand the primary method used by management to
evaluate the Group’s

operating performance and make decisions about allocating resources.

In addition, ING
Group believes that the presentation of results in accordance with IFRS-EU helps investors compare its segment
performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the
profitability of the segment businesses. IFRS-EU result is derived by including the impact of the IFRS-EU ‘IAS 39 carve out’ adjustment from IFRS-IASB.

The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the
mortgage

and savings portfolios in the Benelux, Germany and Other Challengers that are not eligible under IFRS-

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 71

IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB,

the fair value
changes of the derivatives are not offset by fair value

changes of the hedge items (mortgages and savings).

As from the financial year 2020 the information presented to the executive Board is no longer based on
underlying results but on IFRS as endorsed by the EU. Previously monitoring and evaluation of ING Group’s segments was based on a non-GAAP financial performance measure called underlying. Underlying result was derived by excluding the impact of the IFRS-EU ‘IAS 39 carve-out’ adjustment, special items, divestments and results from former insurance related

activities from the IFRS-EU results. In 2020 and 2019 no special items, divestments or results from former insurance related

activities were recorded anymore. 2018 included a special
item of EUR 775 million special item related to the settlement agreement with the Dutch authorities on regulatory issues, as well as a EUR 90 million net result from the former Insurance activities.

Segment Reporting
The published 2020 Annual Accounts of ING Group includes financial information in accordance with
International Financial Reporting Standards as adopted by the European Union (IFRS-EU). The segment reporting
in the annual report on Form 20-F has been reconciled with International Financial Reporting Standards as issued
by the International Accounting Standards Board (IFRS-IASB) for

consistency with the other financial information
contained in this report. The difference between the accounting standards is reflected in the Wholesale Banking
segment, and in the geographical split of the segments in the Netherlands, Belgium, Germany and Other
Challengers. Reference is made to Note

1 ‘Accounting

Policies’ for a reconciliation between IFRS-EU and IFRS-
IASB.

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
Retail Belgium (Market Leaders)
Income from retail and private banking activities in Belgium (including Luxembourg)

,

including the SME and mid-
corporate segments. The main products offered

are similar to those in the Netherlands.
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
Corporate Line

In addition to these segments, ING Group reconciles the total segment results to the total result using Corporate
Line. The Corporate Line is a reflection of capital management activities and certain income and expense items
that are not allocated to the banking businesses, including the recognition of value-added tax

(VAT)

refunds in
the Netherlands (recorded under expenses). In 2020, net interest income on the

Corporate Line sharply declined,
mainly due to lower interest results from foreign

currency hedging due to lower interest rate

differentials. In
2019, a EUR 119 million gain from the release of a currency translation reserve following the sale of ING’s stake in

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 72

Kotak Mahindra Bank was included, and the recognition of a EUR 79 million receivable related to the insolvency
of a financial institution (both recorded under income). In 2018, the EUR 775 million settlement agreement with the Dutch authorities on regulatory issues was included as well as a EUR 90 million net result from the former
Insurance activities. Furthermore, the Corporate Line includes the isolated legacy costs

(mainly negative interest
results) caused by the replacement of short-term funding with long-term funding during 2013 and 2014. ING
Group applies a system of capital charging for

its banking operations in order to create a comparable basis for the
results of business units globally, irrespective of the business units’ book equity and the currency they operate

in.

Total

Operations
The following table sets forth the contribution of ING’s

business lines and the corporate line to the net result for
each of the years 2020, 2019 and 2018. As of year 2020 consolidated results of ING Group are based on IFRS as adopted by the European Union (IFRS-EU), and not on underlying anymore; furthermore, results of former
Insurance activities are included in Corporate Line; historical figures have been adjusted (only in 2018). Reference
is made to 2019 Annual report on Form 20F for detailed information on the discussion of 2019 and 2018 results.

Total operations
1 January to 31 December 2020
Amounts in millions of euros
Retail
Banking
Netherlands
Retail
Banking
Belgium
Retail
Banking
Germany
Retail
Other
Wholesale
Banking
Corporate
Line
Total
Income:

- Net interest income
3,511 1,816 1,587 2,760 3,718 212 13,604

- Net fee and commission income
681 413 437 412 1,069 -1 3,011

- Total investment

and other income
279 145 93 89 609 -192 1,022
Total income 4,471 2,373 2,117 3,261 5,396 18 17,637
Expenditure:

- Operating expenses
2,236 1,737 1,110 2,469 3,218 383 11,153

- Additions to loan loss provision
157 514 57 593 1,351 2 2,675
Total expenditure 2,393 2,251 1,167 3,063 4,568 385 13,828
Result before taxation 2,078 122 950 199 827 -367 3,809
Taxation 523 51 331 105 295 -58 1,246
Non-controlling interests -1 0 4 55 20 0 78
Net result IFRS-EU 1,556 71 615 39 512 -308 2,485
Adjustment of the EU 'IAS 39 carve-out' 0 0 0 0 -234 0 -234
Net result IFRS-IASB 1,556 71 615 39 278 -308 2,250

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 73

1 January to 31 December 2019
Amounts in millions of euros
Retail
Banking
Netherlands
Retail
Banking
Belgium
Retail
Banking
Germany
Retail
Other
Wholesale
Banking
Corporate
Line
Total
Income:

- Net interest income
3,541 1,907 1,579 2,787 3,794 470 14,079

- Net fee and commission income
674 374 268 423 1,135 -6 2,868

- Total investment

and other income
290 161 138 298 369 103 1,360
Total income 4,505 2,442 1,985 3,509 5,298 568 18,306
Expenditure:

- Operating expenses
2,210 1,609 1,080 2,210 2,937 307 10,353

- Additions to loan loss provision
91 186 -53 364 532 0 1,120
Total expenditure 2,301 1,794 1,027 2,574 3,469 307 11,472
Result before taxation 2,204 647 957 935 1,830 261 6,834
Taxation 558 192 328 234 464 179 1,955
Non-controlling interests 0 0 3 82 14 0 99
Net result IFRS-EU 1,646 455 627 619 1,352 82 4,781
Adjustment of the EU 'IAS 39 carve-out' -878 -878
Net result IFRS-IASB 1,646 455 627 619 474 82 3,903

1 January to 31 December 2018
Amounts in millions of euros
Retail
Banking
Netherlands
Retail
Banking
Belgium
Retail
Banking
Germany
Retail
Other
Wholesale
Banking
Corporate
Line
Total
Income:

- Net interest income
3,749 1,830 1,671 2,690 3,686 290 13,916

- Net fee and commission income
664 371 225 395 1,152 -8 2,798

- Total investment

and other income
335 169 76 230 673 -20 1,462
Total income 4,747 2,369 1,972 3,315 5,510 262 18,176
Expenditure:

- Operating expenses
2,220 1,610 1,027 2,033 2,771 1,022 10,682

- Additions to loan loss provision
-41 164 -27 350 210 -1 656
Total expenditure 2,179 1,774 1,000 2,383 2,981 1,021 11,338
Result before taxation
2,568 595 972 932 2,529 -759 6,838
Taxation
626 199 324 200 633 46 2,027
Non-controlling interests -0 6 3 80 19 -0 108
Net result IFRS-EU
1,942 390 646 652 1,877 -804 4,703
Adjustment of the EU 'IAS 39 carve-out' 58 58
Net result IFRS-IASB
1,942 390 646 652 1,935 -804 4,761

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 74

Year ended 31 December 2020 compared to

year ended 31 December 2019
ING’s net result (including the adjustment of the EU ‘IAS 39 carve-out’) decreased by EUR 1,653 million, or 42.4%, to EUR 2,250 million compared with EUR 3,903 million in 2019. The net result was affected by a EUR 234 million
negative contribution of fair value changes on derivatives

related to asset-liability-management

activities for the
mortgage and savings portfolios in the Benelux, Germany,

France and Czech Republic, versus a EUR 878 million
negative contribution in 2019. These negative fair

value changes were mainly caused by changes in market
interest rates. No hedge accounting

is applied to these derivatives under IFRS-IASB.

The IFRS-EU net result (before adjustment of the EU ‘IAS 39 carve-out’) fell 48.0% to EUR 2,485 million from EUR
4,781 million in 2019. The effective tax rate in 2020 was

relatively high at 32.7% (versus 28.6% in 2019) and was
mainly caused by the lower result before tax, which included higher non-deductible amounts like the
impairments on goodwill and on our stake in TMB.

The result before tax declined 44.3% to EUR 3,809 million in 2020 from EUR 6,834 million in 2019, primarily caused by elevated risk costs reflecting the (expected)

economic impact of the Covid-19 pandemic, combined
with impairments on goodwill, restructuring provisions and other impairments. Net core lending (adjusted for currency impacts, and excluding Treasury

and the run-off portfolios) declined by EUR 2.5 billion in 2020, while net customer deposit inflow was high at EUR 41.4 billion. The global retail customer base grew to 39.3 million at
year-end, and the number of primary customers rose during the year by 578,000 to 13.9 million.

Income declined 3.7% to EUR 17,637 million from EUR 18,306 million in 2019. The decline was mainly in the
Corporate Line due to lower interest

results from foreign currency ratio hedging and to

some positive one-offs
recorded in 2019. Income at Retail Banking decreased due to an impairment on our equity stake in TMB, whereas
income in Wholesale Banking (mainly in Financial Markets) increased.

Net interest income decreased 3.4% to EUR 13,604 million. The decline was largely due to lower interest results
on current accounts and savings, reflecting the continued pressure on liability margins, combined with lower
interest results from foreign

currency ratio hedging due to lower interest rate

differentials. This decline was
largely offset by higher interest results

at Treasury (supported by

the introduction of the ECB’s two-tiering
system at the end of October 2019) and, to a lesser extent,

on lending products, reflecting a slight increase in the
total lending margin. ING’s overall

net interest margin declined to 1.44% from 1.54% in 2019.

Net fee and commission income increased 5.0% to EUR 3,011 million from 2,868 million in 2019. In Retail
Banking, net fee and commission income rose by EUR 204 million, or 11.7%. This was mainly driven by higher fee income on investment products, predominantly in Germany,

whereas daily banking fees slightly increased
supported by increased package fees, which countered

the impact of a drop in payment transactions due to
lockdown measures and travel restrictions.

Total

fee income in Wholesale Banking declined by EUR 66 million, or
5.8%, predominantly in Trade

& Commodity Finance as a result of lower average oil prices as well as lower syndicated deal activity in Lending.

Total

investment and other income decreased to EUR 1,022 million 2020 from EUR 1,360 million in previous year.
The decline was mainly in Retail Banking, largely due to a EUR 230 million goodwill impairment related to

ING’s
stake in TMB, and in the Corporate

Line. In 2019, the latter had included a EUR 119 million one-off gain from the release of a currency translation reserve related to

the sale of ING’s stake

in Kotak Mahindra Bank and a EUR 79
million receivable related to the insolvency of a financial institution. These declines were partly offset by
Wholesale Banking, predominantly in Financial Markets due to a positive swing in valuation adjustments.

Operating expenses increased by EUR 800 million, or 7.7%, to EUR 11,153 million. Expenses in 2020 included EUR
1,105 million of regulatory costs, compared with EUR 1,021 million previous year.

The increase was furthermore
caused by EUR 673 million of incidental items recorded in 2020, mainly reflecting EUR 310 million of goodwill impairments and several restructuring provisions and impairments related to the review of activities and
measures announced

(including those on Wholesale Banking and the Maggie project). Excluding regulatory costs and these incidental items, expenses increased by EUR 43 million, or 0.5%, as the impact of collective-labour-
agreement (CLA) salary increases and higher IT expenses, was largely offset by the impact of continued

cost-
efficiency measures (including lower marketing and travel

costs as a result of the Covid-19 restrictions). The
cost/income ratio was 63.2% versus 56.6% in 2019.

Net additions to loan loss provisions were EUR 2,675 million, or 43 basis points of average customer lending,
compared with EUR 1,120 million, or 18 basis points, in 2019. The increase was mainly due to various Individual
Stage 3 provisions, including a sizeable provision for an alleged external fraud case in 2020, and high collective
Stage 1 and Stage 2 provisioning as a result of the economic impact of the Covid-19 pandemic. Risk costs in 2020 included EUR 590 million of collective provisions related to the worsened macro

-economic indicators, including
provisioning related to loans subject to a payment holiday.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 75

Year ended 31 December 2019 compared to year

ended 31 December 2018
In 2019, ING’s operations showed solid commercial

performance despite the challenging rate environment,
geopolitical uncertainties and demanding regulatory environment. The net result (including the adjustment of
the EU ‘IAS 39 carve-out’) declined 18.0% to EUR 3,903 million in 2019 from EUR 4,761 million in 2018, which has been negatively affected by the EUR 775 million settlement

agreement with the Dutch authorities on regulatory
issues. The net result was affected by a EUR 936 million negative swing in net contribution of fair value changes
on derivatives related to asset-liability-management

activities the mortgage and savings portfolios in the
Benelux, Germany, France

and Czech Republic. These fair value changes are mainly caused by changes in market interest rates. No hedge accounting

is applied to these derivatives under IFRS-IASB.

The net result IFRS-EU (excluding the adjustment of the EU ‘IAS 39 carve-out’) increased 1.6% to EUR 4,781 million from EUR 4,703 million. This was in part due to a decreased effective tax rate of 28.6% from 29.6% in
2018, mainly reflecting lower non-deductible costs, as 2018 included the aforementioned settlement agreement
with the Dutch authorities. This decline was partly offset by the cancellation of tax deductibility of interest expenses on additional Tier 1 instruments in the Netherlands as from 2018.

The result before tax declined 0.1% to EUR 6,834 million in 2019 from EUR 6,838 million in 2018, primarily due to higher risk costs. Commercial momentum remained solid, albeit at a slower pace than previous year.

ING grew
net core lending (adjusted for currency impacts, and excluding

Treasury and the run-off portfolios) by EUR 17.2
billion, or 2.9%, and net customer deposits rose by EUR 23.4 billion in 2019. The global retail customer base grew to 38.8 million at year-end, and the number of primary customers rose during the year by 0.8 million to 13.3
million.

The income increased 0.7% to EUR 18,306 million from EUR 18,176 million in 2018, driven by Corporate Line
(predominantly one-offs) and Retail Banking, while income in Wholesale Banking (mainly in Financial Markets and Lending) declined. Net interest income rose 1.2% to EUR 14,079 million. The increase was driven by higher
interest results on customer lending mainly supported by volume growth,

partly offset by lower margins on
savings and current accounts. The total lending margin was slightly up compared with 2018, as the impact of
improved interest margins on mortgages

was largely offset by lower margins on other customer

lending. ING’s
overall net interest margin remained

at 1.54% in 2019.

Net fee and commission income rose 2.5% to EUR 2,868 million. The increase was driven by Retail

Banking with
increases in most countries, partly offset by a small decline in Wholesale Banking. Investment and other income
slightly decreased to EUR 1,360 million from EUR 1,462 million in 2018, with a decline in Wholesale Banking, mainly due to negative valuation adjustments in Financial Markets,

and some one-offs. The decline was largely
offset by increases in Retail Banking and Corporate

Line. The latter was supported by a EUR 119 million gain from the release of a currency translation reserve following the sale of ING’s stake in Kotak Mahindra

Bank and the
recognition of a EUR 79 million receivable related to the insolvency of a financial institution.

Operating expenses declined 3.1% to EUR 10,353 million from EUR 10,682 million in 2018, mainly due to the aforementioned settlement agreement

with the Dutch authorities. Excluding this settlement, operating expenses increased 4.5% to EUR 10,353 million from EUR 9,907 million in 2018. The increase was visible in all segments, except for Retail Netherlands and Retail

Belgium. Regulatory expenses rose to EUR 1,021 million from EUR 947 million in previous year.

Excluding regulatory costs and the settlement agreement,

expenses were up 4.2%,
mainly due to higher KYC-related costs, increased

staff costs and continued investments

in business growth,
partly offset by costs savings and one-offs (including a higher VAT refund, recorded in Corporate Line). The
cost/income ratio was 56.6% versus 58.8% in 2018.

The net addition to the provision for loan losses rose to EUR 1,120 million from EUR 656 million in 2018. This increase was mainly caused by a number a large individual files in Wholesale Banking and higher,

but still
relatively low risk costs in Retail Netherlands. Risk costs

rose to 18 basis points of average customer lending,
remaining below ING Bank’s through-the-cycle average

of approximately 25 basis points, compared with 11 basis
points of average customer lending in 2018.
For the following information per business line the IFRS-EU measures are in place, in line with management reporting.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 76

Retail Netherlands
Retail Netherlands
Amounts in millions of euros
2020 2019 2018
Income:
Net interest income 3,511 3,541 3,749
Net fee and commission income 681 674 664
Investment income and other income 279 290 335
Total income 4,471 4,505 4,747
Expenditure:
Operating expenses 2,236 2,210 2,220
Additions to the provision for loan losses 157 91 –41
Total expenditure 2,393 2,301 2,179
Result before tax 2,078 2,204 2,568
Taxation 523 558 626
Non-controlling interests –1 –0 –0
Net result IFRS-IASB 1,556 1,646 1,942

Year ended 31 December 2020 compared to

year ended 31 December 2019
The net result of Retail Netherlands decreased by EUR 90 million, or -5.5%, to EUR 1,556 million in 2020 from
EUR 1,646 million in 2019.

The result before tax of Retail

Netherlands decreased 5.7% to EUR 2,078 million from EUR 2,204 million in 2019.
This decline was mainly attributable to higher risk costs reflecting the worsened macro-economic environment
and an increase in regulatory costs.

Total

income declined by EUR 34 million, or -0.8%, to EUR 4,471 million, compared with EUR 4,505 million in
2019. Net interest income declined 0.8%, mainly due to lower margins on savings and current accounts,
combined with a decline in average lending volumes, which was largely offset by higher Treasury-

related
revenues. Net core lending (which excludes Treasury

products and a EUR 1.1 billion decline in the WUB run-off
portfolio) decreased by EUR 3.2 billion in 2020, of which EUR 0.8 billion was in residential mortgages and EUR 2.4 billion in other lending. Net customer deposits (excluding Treasury)

grew by EUR 15.3 billion, predominantly in
current accounts. Net fee and commission income increased by EUR 7 million, or 1.0%, primarily due to higher investment product fees. Investment

and other income was EUR 11 million lower.

Operating expenses rose by EUR 26 million, or 1.2%, to EUR 2,236 million from EUR 2,210 million in 2019, of which EUR 65 million was caused by higher regulatory costs to EUR 255 million from EUR 190 million in 2019.
Expenses excluding regulatory costs declined 1.9% as the impact of CLA salary increases, higher IT expenses as well as provisions related to redundancies and customer claims, were more than offset by lower external staff
costs and lower marketing and travel

expenses.

The net addition to loan loss provisions was EUR 157 million, or 10 basis points of average customer lending, compared with EUR 91 million, or 6 basis points, in 2019. Risk costs in 2020 included EUR 118 million of collective provisions related to the worsened macro-economic

indicators, including provisioning related to

loans subject to
a payment holiday.
Year ended 31 December 2019 compared to year

ended 31 December 2018
The net result of Retail Netherlands decreased by EUR 296 million, or 15.2%, to EUR 1,646 million in 2019 from
EUR 1,942 million in 2018.

The result before tax of Retail

Netherlands decreased 14.2% to EUR 2,204 million from EUR 2,568 million in 2018.
This was mainly due to lower income, mainly reflecting lower margins on customer deposits and lower revenues from Treasury,

combined with higher risk costs. Operating expenses declined slightly.

Income fell 5.1% to EUR 4,505 million from EUR 4,747 million previous year.

The interest result was 5.5% lower,
reflecting margin pressure on savings and current accounts

due to lower re-investment yields and lower
revenues from Treasury.

This was partly compensated by improved margins on mortgages.

Net core lending
(excluding the WUB run-off portfolio and Treasury

-related products) grew by EUR 2.0 billion in 2019, equally
divided over mortgages and other lending. Net growth in customer deposits (excluding

Treasury) was EUR 8.4
billion in 2019. Net fee and commission income rose by EUR 10 million, or 1.5%, primarily due to higher daily banking fees. Investment and other income declined by EUR 45 million, mainly attributable to lower results from
financial markets-related products.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 77

Operating expenses declined 0.5% on 2018, this was mainly due to lower regulatory costs, benefits from the
ongoing cost-saving initiatives and some positive one-offs, partly offset by increased salaries as well as higher KYC
and IT-related

expenses.

Risk costs in 2019 increased to a relatively low EUR 91 million, or 6 basis points of average customer lending,
partly caused by a change in the house price index that is used for Dutch mortgages. This compares with a net release of EUR 41 million 2018, which included releases in both mortgages and business lending.

Retail Belgium
Retail Belgium
Amounts in millions of euros
2020 2019 2018
Income:
Net interest income 1,816 1,907 1,830
Net fee and commission income 413 374 371
Investment income and other income

145 161 169
Total income 2,373 2,442 2,369
Expenditure:
Operating expenses 1,737 1,609 1,610
Additions to the provision for loan losses 514 186 164
Total expenditure 2,251 1,794 1,774
Result before tax 122 647 595
Taxation 51 192 199
Non-controlling interests 0 0 6
Net result IFRS-IASB 71 455 390

Year ended 31 December 2020 compared to

year ended 31 December 2019
The net result of Retail Belgium (including ING in Luxembourg) declined by EUR 384 million to EUR 71 million in
2020 from EUR 455 million in 2019.

The result before tax of Retail

Belgium fell to EUR 122 million, compared with EUR 647 million in 2019. The decline was attributable to higher risk costs reflecting the worsened macro-economic environment, combined
higher expenses and lower income.

Income declined by EUR 69 million, or 2.8%, to EUR 2,373 million from EUR 2,442 million in 2019. Net interest income was 4.8% down to EUR 1,816 million, mainly reflecting lower margins on savings and current accounts, and lower Treasury related

revenues, partly offset by higher interest results

from mortgages. Net core lending
(excluding Treasury)

decreased by EUR 1.5 billion in 2020, evenly spread over mortgages and other lending. Net customer deposits (also excluding Treasury)

grew by EUR 4.0 billion, predominantly in current accounts. Net fee and commission income rose by EUR 39 million, or 10.4%, mainly due to higher fee income on investment products and mortgages. Investment and other income

declined by EUR 16 million, mainly from Financial
Markets.

Operating expenses rose by EUR 128 million, of which EUR 43 million was due to a goodwill impairment related to an acquisition in the past by ING Belgium and EUR 40 million related to restructuring costs recorded in the
fourth quarter of 2020. The remaining increase was mainly due to higher regulatory costs and IT expe nses.

The net addition to the provision for loan losses increased to EUR 514 million, or 57 basis points of average customer lending, from EUR 186 million, or 21 basis points, in 2019. Risk costs in 2020 included EUR 158 million of collective provisions related to the worsened macro

-economic indicators, including provisioning related to
loans subject to a payment holiday.

The remaining risk costs were mainly related to business lending, including provisioning on a number of individual files.
Year ended 31 December 2019 compared to year

ended 31 December 2018
The net result of Retail Belgium (including ING in Luxembourg) increased by EUR 65 million, or 16.7%, to EUR 455 million in 2019 from EUR 390 million in 2018.

The result before tax of Retail

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 78

and current

accounts, reflecting the low interest rate

environment, and some margin pressure on non-mortgage
lending. The net production in customer lending (excluding Treasury)

was EUR 3.3 billion, of which EUR 1.2 billion
was in residential mortgages and EUR 2.1 billion in other lending. The net inflow in customer deposits (excluding
Treasury) was EUR 4.1 billion in 2019. Net fee and commission income increased 0.8% to EUR 374 million.
Investment and other income was EUR 8 million lower,

mainly due to lower Treasur

y-related revenues.

Operating expenses declined 0.1% to EUR 1,609 million, mainly due to lower staff

-related expenses stemming
from the transformation programmes,

partly offset by higher regulatory costs and KYC

-related expenses.

Risk costs increased by EUR 22 million to EUR

186 million, or 21 basis points of average customer lending, from
EUR 164 million, or 19 basis points, in 2018. The increase was mainly caused by additional provisioning on individual mid-corporates files and higher collective provisions for consumer lending.

Retail Germany
Retail Germany
Amounts in millions of euros
2020 2019 2018
Income:
Net interest income 1,587 1,579 1,671
Net fee and commission income 437 268 225
Investment income and other income 93 138 76
Total income 2,117 1,985 1,972
Expenditure:
Operating expenses 1,110 1,080 1,027
Additions to the provision for loan losses 57 –53 –27
Total expenditure 1,167 1,027 1,000
Result before tax 950 957 972
Taxation 331 328 324
Non-controlling interests 4 3 3
Net result IFRS-IASB 615 627 646

Year ended 31 December 2020 compared to year

ended 31 December 2019
The net result of Retail Germany (including ING in Austria) decreased by EUR 12 million, or 1.9%, to EUR 615 million in 2020 from EUR 627 million in 2019.

The result before tax declined 0.7% to EUR 950 million, compared with EUR 957 million in 2019, as higher income largely offset the impact of higher risk costs (after a net release in 2019) and increased expens

es.

Total

income rose 6.6% to EUR 2,117 million from EUR 1,985 million in 2019. The increase was driven by EUR 169 million higher fee income, predominantly on investment products due to higher assets under management, new
account openings and a higher number of brokerage trades

in volatile markets. Net interest

income increased
0.5% to EUR 1,587 million, as higher interest results from lending and accounting asymmetry in Treasury

(with an
offset in other income), was largely offset by margin

pressure on savings and current accounts. In 2020, net core
lending (which excludes Treasury

products) increased EUR 4.5 billion, of which EUR 4.2 billion was in residential mortgages and EUR 0.3 billion in consumer lending. Net customer deposits (excluding Treasury)

increased by EUR
5.8 billion, largely in current accounts. Investment and other income declined by EUR 45 million, mainly due to
the aforementioned accounting asymmetry and lower capital

gains.

Operating expenses increased by EUR 30 million, or 2.8%, to EUR 1,110 million in 2020. The increase was mainly due to investments to support business growth as well as the consolidation of a subsidiary as from the first quarter of 2020, while previous year included a EUR 36 million restructuring provision.

The net addition to the provision for loan losses was EUR 57 million, or 6 basis points of average customer
lending, compared with a net release of EUR 53 million in 2019, which had included model updates on mortgages. Risk costs in 2020 included EUR 8 million of collective provisions related to the worsened macro-
economic indicators.
Year ended 31 December 2019 compared to year

ended 31 December 2018
The net result of Retail Germany (including ING in Austria) decreased by EUR 19 million, or 2.9%, to EUR 627 million in 2019 from EUR 646 million in 2018.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 79

The result before tax declined 1.5% to EUR 957 million, compared with EUR 972 million in 2018, mainly due to higher expenses, partly offset by slightly increased income and a higher net release in risk costs.

Income increased 0.7% to EUR 1,985 million in 2019 from EUR 1,972 million a year ago. Net interest income declined 5.5%, mainly due to lower Treasury-related

interest results (with a partial offset in other income).
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

in Germany, higher KYC-
related expenses, investments to

accelerate the acquisition of primary customers, and the launch of Interhyp in
Austria.

Risk costs were EUR -53 million, or -6 basis points of average customer lending, compared with EUR -27 million in
2018. The net release in 2019 mainly related to model updates for mortgages,

while the net release in 2018
included a significant release in the consumer lending portfolio.

Retail Other
Retail Other
Amounts in millions of euros 2020 2019 2018
Income:
Net interest income 2,760 2,787 2,690
Net fee and commission income 412 423 395
Investment income and other income 89 298 230
Total income 3,261 3,509 3,315
Expenditure:
Operating expenses 2,469 2,210 2,033
Additions to the provision for loan losses 593 364 350
Total expenditure 3,063 2,574 2,383
Result before tax 199 935 932
Taxation 105 234 200
Non-controlling interests 55 82 80
Net result IFRS-IASB 39 619 652

Year ended 31 December 2020 compared to year

ended 31 December 2019
Retail Other consists of the Other Challengers & Growth Markets,

including the bank stakes in Asia. The net result
of Retail Other decreased to EUR 39 million in 2020, from EUR 619 million in 2019.

Retail Others’ result before

tax fell to EUR 199 million, from EUR 935 million in 2019, mainly reflecting impairments on TMB and the Maggie project as well as higher risk costs.

Total

income declined by EUR 248 million to EUR 3,261 million in 2020, of which EUR 230 million related to an impairment on ING’s equity stake

in TMB. Excluding this impairment, total income decreased by EUR 18 million, or -0.5%. Net interest income was down 1.0% to EUR 2,760 million, reflecting margin pressure on savings and
current accounts, largely offset by higher interest

results from lending products and Treasury.

Net customer
lending (adjusted for currency effects and Treasury)

grew by EUR 2.6 billion in 2020, with growth in all countries, except Italy.

The net inflow in customer deposits, also adjusted for currency impacts and Treasury,

was EUR 11.9
billion, with largest increases in Poland and Spain. Net fee and commission income declined 2.6% to EUR 412

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 80

million, largely due to a decline in Turkey,

which was partly offset by increases in most of the other countries.
Excluding the aforementioned impairment, investment

and other income rose by EUR 21 million.

Operating expenses increased by EUR 259 million, or 11.7%, to EUR 2,469 million from EUR 2,210 million in 2019, of which EUR 140 million related to an impairment on capitalised software following the decision to stop the
Maggie transformation programme (previously

called Model Bank) and EUR 27 million of restructuring provisions and impairments related to the project and some other countries. Excluding these incidental items, expenses
increased by EUR 92 million, or 4.2%, mainly due to higher regulatory costs, investments in business growth

and
lower capitalization of costs following the decision on Maggie. These increases were partly offset by lower legal
provisions as well as lower marketing and travel

expenses.

The net addition to loan loss provisions increased by EUR 229 million on 2019 to EUR 593 million, or 61 basis points of average customer lending. Risk costs in 2020 included EUR 114 million of collective provisions related to
the worsened macro-economic indicators, including provisioning related to loans subject to a payment holiday,
as well as a EUR 59 million Stage 3 provision for expected losses on CHF-indexed mortgages in Poland. The
increase versus 2019 was mainly visible in Poland, Romania and Australia,

whereas risk costs in Turkey

declined.
Year ended 31 December 2019 compared to year

ended 31 December 2018
Retail Other consists of the Other Challengers & Growth Markets,

including the bank stakes in Asia. The net result
of Retail Other decreased by EUR 33 million, or 5.1%, to EUR 619 million in 2019 from EUR 652 million in 2018.

Retail Other’s result before

tax increased 0.3% to EUR 935 million in 2019, from EUR 932 million in 2018. This was mainly due to higher income, partly offset by increased expenses and higher risk costs.

Total

income rose by EUR 194 million, or 5.9%, to EUR 3,509 million. This increase was driven by strong results across most of the countries, whereas 2018 included a higher profit from ING Bank’s stake in TMB due to one-
offs. Net interest income rose 3.6% to

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

and Italy declined.

Wholesale Banking
Wholesale Banking
Amounts in millions of euros
2020 2019 2018
Income:
Net interest income 3,718 3,794 3,686
Net fee and commission income 1,069 1,135 1,152
Investment income and other income 609 369 673
Total income 5,396 5,298 5,510
Expenditure:
Operating expenses 3,218 2,937 2,771
Additions to the provision for loan losses 1,351 532 210
Total expenditure 4,568 3,469 2,981
Result before tax 827 1,830 2,529
Taxation 295 464 633
Non-controlling interests 20 14 19
Net result IFRS-EU 512 1,352 1,877
Adjustment of the EU 'IAS 39 carve-out' –234 –878 58
Net result IFRS-IASB 278 474 1,935

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 81

Year ended 31 December 2020 compared to year

ended 31 December 2019
The net result of Wholesale Banking declined to EUR 278 million in 2020 compared with EUR 474 million in 2019.
The adjustment of the EU ‘IAS 39 carve-out’, included in the net result, was

EUR -234 million in 2020, compared
with EUR -878 million in 2019, due to fair value changes on derivatives related to asset-liability-management
activities for the mortgage and savings portfolios in the Benelux, Germany,

France and Czech Republic. These fair
value changes were mainly a result of changes in market interest rates. No hedge accounting is applied to these
derivatives under IFRS-IASB.

The IFRS-EU net result, which is before the adjustment of the EU ‘IAS 39 carve-out’,

declined to EUR 512 million
from EUR 1,352 million in 2019.

The full-year 2020 results for Wholesale Banking were also strongly affected by the impact of the Covid-19
pandemic. The result before tax dropped 54.8% to EUR 827 million, down from

EUR 1,830 million in 2019. The
decline was predominantly due to elevated risk costs and higher expenses (including impairments

and
restructuring provisions), partly offset by higher income.

Total

income rose 1.8% to EUR 5,396 million in 2020, compared with EUR 5,298 million in 2019, reflecting higher revenues in Financial Markets and Treasury

& Other, partly offset

by lower income in Daily Banking & Trade
Finance and Lending. The net core lending book (adjusted for currency impacts and excluding Treasury and the
Lease run-off portfolio) declined by EUR 4.9 billion in 2020. The inflow in net customer deposits (excluding currency impacts and Treasury) was EUR 4.4 billion. Net interest income decreased 2.0%, mainly due to lower
margins on current accounts and lower average

lending volumes. This decline was largely offset by higher
interest results from Treasury

(with an offset in other income). Net fee and commission income decreased 5.8%
on 2019, mainly due to lower syndicated deal activity in Lending and lower fees in Trade

& Commodity Finance.
Investment and other income rose by EUR 240 million, primarily due to higher valuation results in Financial
Markets, partly offset by Treasury.

Operating expenses rose 9.6% to EUR 3,218 million from EUR 2,937 million in 2019, mainly due to a EUR 260 million goodwill impairment and EUR 124 million of restructuring provisions and impairments recorded in the fourth quarter of 2020, following the announced refocusing of activities, including an additional impairment on
Payvision. Excluding the aforementioned

incidental items, expenses decreased 3.5%, mainly due to lower regulatory costs and the impact of continued cost-efficiency measures as well as lower travel expenses as a result
of the Covid-19 restrictions.

The net addition to loan loss provisions rose to EUR 1,351 million, or 75 basis points of average customer lending,
compared with EUR 532 million, or 29 basis points, in 2019. The increase was predominantly due to various
Individual Stage 3 provisions, including a sizeable provision for an alleged external fraud case in 2020, and high
collective Stage 1 and Stage 2 provisions as a result of the economic impact of the Covid-19 pandemic, including
EUR 192 million of collective provisions related to the worsened macro

-economic indicators.

Lending posted a result before tax of EUR 691 million, down 56.7% compared with EUR 1,597 million in 2019,
predominantly due to elevated risk costs. Risk costs

in 2020 were primarily impacted by various large individual
files, including a sizeable provision for an alleged external fraud case, as well as the economic impact of the
Covid-19 pandemic. Lending income declined 3.2%, reflecting lower lending margins and lower syndicated deal activity. Expenses declined 3.1%, mainly due to lower regulatory costs.

The result before tax from Daily Banking & Trade

Finance fell to EUR 246 million from EUR 476 million in 2019.
This decline was due to lower income and higher expenses, partly offset by lower risk costs as previous year included a sizeable provision for an external fraud case. The decline in income mainly reflect lower margins on
current accounts as well as lower fee income, mainly in Trade

& Commodity Finance as a result of lower average
oil prices. Expenses rose 9.8%, mainly due to impairments on Payvision’s intangible assets.

Financial Markets recorded a result before

tax of EUR 230 million, compared with a loss of EUR 121 million in
2019. The increase was predominantly due to higher income, which included EUR 73 million of positive valuation adjustments versus EUR -228 million in 2019, and lower expenses in part due to lower staff expenses and
regulatory costs. Excluding valuation adjustments,

pre-tax result rose by EUR 50 million compared with 2019,
mainly in the Global Capital Markets business.

The result before tax of Treasury

& Other was EUR -339 million compared with EUR -123 million in 2019. This decline was mainly explained by a EUR 260 million goodwill impairment and EUR 95 million of restructuring provisions and related impairments following the announced refocusing of activities, partly offset by higher
Treasury income.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 82

Year ended 31 December 2019 compared to year

ended 31 December 2018
The net result of Wholesale Banking declined to EUR 474 million in 2019 compared with EUR 1,935 million in
2018. The adjustment of the EU ‘IAS 39 carve-out’, included in the net result, turned to a loss of EUR 878 million in 2019, from EUR 58 million in 2018, due to fair value changes on derivatives related to asset-liability-
management activities for the mortgage and savings portfolios in the Benelux, Germany,

France and Czech
Republic. These fair value changes are mainly a result of changes in market interest rates. No hedge accounting is
applied to these derivatives under IFRS-IASB. The net result IFRS-EU, which excludes the adjustment of the EU
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

Total

income of Wholesale Banking fell 3.8% to EUR 5,298 million compared with 2018, mainly reflecting lower revenues in Financial Markets, Lending and Treasury

-related revenues, while 2018 included the aforementioned
loss on the intended sale of an Italian lease run-off portfolio. In 2019, the net core lending book (adjusted for currency impacts and excluding Treasury

and the Lease run-off portfolio) grew by EUR 1.1 billion. The inflow in net customer deposits (excluding currency impacts and Treasury)

was EUR 3.1 billion. Net interest income
increased 2.9%, mainly driven by volume growth in Lending at lower margins and higher interest results in Daily
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

IT and staff-related expenses, partly offset

by
continued cost-efficiency savings. The cost/income ratio

increased to 55.4%, from 50.3% in 2017.

Risk costs increased to EUR 532 million, or 29 basis points of average customer lending, from a relatively low EUR
210 million, or 12 basis points of average customer lending, in previous year.

The increase was mainly
attributable to a number of large individual files, including a sizeable provision for a suspected external fraud
case.

Lending posted a result before tax of EUR 1,597 million, down 20.4% compared with 2018. The decline reflects
lower income combined with higher expenses (including increased regulatory costs and KYC

-related expenses)
and higher risk costs due to a number of large individual files. Despite higher average volumes, Lending income declined, mainly due to some pressure on margins and the EUR 66 million gain related to an equity-linked bond
in Belgium recorded in 2018.

The result before tax from Daily Banking & Trade

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

Financial Markets recorded a result before

tax of EUR -121 million, compared with EUR -36 million in 2018. The drop was predominantly due to lower income, which was impacted by EUR 228 million of negative valuation
adjustments versus EUR -1 million in 2018, in part offset by lower expenses on the back of ongoing cost efficiency measures. Excluding valuation adjustments, pre-tax

result rose by EUR 142 million compared with 2018, driven
by higher client income.

The result before tax of Treasury

& Other was EUR -123 million compared with EUR -70 million in 2018. This decline was mainly due to lower results from Treasury

-related activities and Corporate Investments,

whereas the
result of the run-off businesses improved after the EUR 123 million loss on the intended sale of an Italian Lease run-off portfolio recorded in 2018. Expenses increased mainly due to investments in KYC enhancement and
innovation, while 2018 included a release from a legal provision.

B.   Liquidity and capital resources
ING believes that its working capital is sufficient for its present requirements.

For information regarding our material

short and long- term cash requirements from known contractual and other obligations, see “Additional

information – ING Group Risk Management section Funding and liquidity risk”
and “Note 51 – Capital Management” in the consolidated financial statements.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 83

For information on legal or economic restrictions on the ability of subsidiaries to transfer funds to the company
in the form of cash dividends, loans or advances, see “Note 19 – Equity” in the consolidated financial statements.

For information on the maturity profile of borrowings and a further description of the borrowings, please see
“Note 17 - Debt securities in issue”,

“Note 18 - Subordinated Loans” and “Note 41 – Liabilities and off-balance sheet commitments by maturity” in the consolidated financial statements.

For information on currency and interest

rate structure,

see “Additional information

– ING Group Risk
Management section Market risk” and “Additional

information – ING Group Risk Management section Funding
and liquidity risk”.

For information on the use of financial instruments for hedging purposes, please see “Note 39 - Derivatives

and
hedge accounting” in the consolidated financial statements.

ING Group Consolidated Cash Flows
cash and cash equivalents

Amounts in millions of euros 2020 2019 2018
Treasury bills and other eligible bills
0 43 159
Amounts due from/to banks
478 786 –2,617
Cash and balances with central banks
111,087 53,202 49,987
Cash and cash equivalents at end of year
111,566 54,031 47,529

Year ended 31 December 2020 compared to

year ended 31 December 2019
Net cash flow from operating activities amounts to EUR 101,243 million for the year-end 2020, compared to EUR
13,055 million at 31 December 2019. The increase in cash flow from operating activities of EUR 88,187 million is explained by higher cash inflows from Loans and advances to banks (increase of EUR 56,989 million to EUR
53,078 million in 2020 due to new TLTRO III as the ECB modified the terms and conditions of its TLTRO programm
to further support the provision of credit to households and firms in view of the COVID-19 pandamic) and
Customer deposits (increase of EUR 21,700 million to EUR 39,740 million in 2020) as well as lower cash outflows of Loans and advances to Customers (decrease of EUR 19,563 million to EUR 2,876 in 2020) and Trading assets
and liabilities (decrease of EUR 5,134 million to EUR 2,566 in 2020). The increases are partly offset by lower cash inflows from (reverse) repurchase

transactions (decrease EUR 12,041 to EUR -933 million in 2020).

Net cash flow from investing activities amounts to EUR -8,487 million compared to

EUR -2,495 million in 2019 the
net cash flow from investing activities decreased by EUR 5,992 million. The movement is explained by a net
increase in Securities at amortised costs of EUR 6,337 million.

Net cash flow from financing activities amounts to EUR -34,796 million in 2020, compared to EUR -4,154 million in 2019. The decrease of EUR 30,642 million is explained by a net decrease of EUR 30,200 million of debt securities and EUR 3,117 million of subordinated loans offset by lower dividend payments of EUR 2,676 million.

The operating, investing and financing activities described above result in an increase of EUR 57,960 million in cash and cash equivalents to EUR 111,566 at year end 2020. The increase in cash and cash equivalent was
supported by the combination of lower demand for credit and the continued inflow of customer deposits as
result of Covid-19, as well as the TLTRO

III participation.
Year ended 31 December 2019 compared to year

ended 31 December 2018

Net cash flow from operating activities amounts to EUR 13,055 million for the year

-end 2019, compared to EUR
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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 84

Net cash flow from financing activities amounts EUR – 4,154 million in 2019, compared to EUR 15,983 million in
2018. The decrease of EUR 20,137 million is explained by a decrease of EUR -61,750 million to EUR + 90,793 million in proceeds from debt securities and offset by an increase of EUR 36,673 million to EUR – 94,497 million in repayments of debt securities.

The operating, investing and financing activities described above result in an increase of EUR 6,406 million in cash and cash equivalents to EUR 54,031 at year end 2019.

C.   Research and development, patents and licenses, etc.
Not applicable.

D.   Trend information
For information regarding trend

information, see Item 5.A of this Form 20-F.

E.   Critical Accounting Estimates
Reference is made to Note 1 ‘accounting

policies’ to the consolidated financial statements, for detailed information on Critical Accounting Estimates.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 85

Item 6. Directors,

Senior Management and
Employees
A.   Directors and senior management

Executive Board
Appointment, suspension and dismissal
Members of the Executive Board are appointed, suspended and dismissed by the General

Meeting. For the
appointment of Executive Board members, the Supervisory Board may draw up a binding list, which may be
rendered non-binding by the General Meeting. A resolution of the General Meeting to render this list non-
binding, or to suspend or dismiss Executive Board members without this being proposed by the Supervisory
Board, requires an absolute majority of the votes cast. Additionally,

this majority must represent more than half
of the issued share capital. The Articles of Association exclude the waiver of the latter requirement in a second
General Meeting. This ensures that significant shareholders proposals cannot be adopted in a General Meeting
with a low attendance rate and can only be adopted with substantial support of ING Group’s shareholders.

Candidates for appointment to the Executive

Board are subject to a suitability and reliability assessment by the
Dutch Central Bank and European Central Bank (DNB and ECB) and must continue to meet these while in
function.

Function of the Executive Board
The Executive Board is charged with the management of ING Group. This includes responsibility for setting and
achieving ING Group’s strategy,

objectives and policies, as well as ensuring the delivery of results. It also includes the day-to-day management of ING Group. The Executive

Board is accountable for the performance of these
duties to the Supervisory Board and the General Meeting. The responsibility for the management of ING Group is vested in the Executive Board collectively.

The organisation, powers and modus operandi of the Executive

Board
are detailed in the Charter of the Management Board.

The Charter of the Management Board is available on ing.com.

In accordance with the Banker’s Oath that is taken

by the members of the Executive Board, they must carefully
consider the interests of all stakeholders

of ING. In that consideration they must put the customer’s interests at
the centre of all their activities.

ING Group indemnifies the members of the Executive Board against direct financial losses in connection with
claims from third parties, as far as permitted by law,

on the conditions laid down in the Articles of Association
and their commission contract. ING Group has taken

out liability insurance for the members of the Executive
Board.

Profile of members of the Executive Board
ING Group aims for its Executive Board to have

an adequate and balanced composition. The Supervisory Board
regularly assesses the composition of the Executive

Board.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 86

The Supervisory Board has drawn up a profile to be used as a basis for selecting members of the Executive Board, which is available on ing.com. This profile among others includes guidelines that relate to the composition of the
Executive Board.

Diversity and succession planning
ING aims for the Executive Board of ING to consist of a diverse selection of persons with executive experience,
preferably gained in the banking sector,

experience in corporate governance of large

stock-listed companies and
experience in the political and social environment in which such companies operate. In addition, there should be
a good balance in the experience of and affinity with the desired nature and culture of the business of ING. ING strives to have at least 30 percent of the seats held by

women, and at least 30 percent of the seats by men.

In 2018, ING introduced a new principle in a bid to bolster diversity within our organisation.

The 70 percent
principle gives managers a basis for building mixed teams around appropriate dimensions of diversity (with a
focus on gender,

nationality and age group) and strives for a 30 percent difference in team composition. It is our
ambition to adhere to this principle across the organisation within both local and global teams. This principle is incorporated into succession planning for the Executive

Board.

The Supervisory Board is responsible for selecting and nominating candidates for appointment or reappointment to the Executive Board,

among others based on the Executive Board profile.

Finding suitable candidates remains challenging, as there are numerous requirements to take into account,
including gender to enhance the composition of the Executive Board and specific criteria for each function, including regulatory requirements.

As an example to demonstrate the aforementioned:

with the departure of the CEO Ralph Hamers on 30 June
2020, the Supervisory Board was faced with the challenge of appointing a successor.

Considering all aspects the
Supervisory Board appointed Steven van Rijswijk as the successor of Ralph Hamers with effect from 1 July 2020.
The Supervisory Board concluded that Steven van Rijswijk has the right combination of experience, leadership skills and deep understanding of ING’s business to lead ING into the next phase of ING’s strategic

direction.

With the position change of Steven van Rijswijk on 1 July 2020, the CRO position became vacant.

ING appointed Ljiljana Čortan as CRO of ING and member of the Management Board Banking with effective date
1 January 2021. The Supervisory Board will propose to the shareholders to appoint Ljiljana Čortan as member of the Executive Board at the AGM on 26 April 2021. In terms of the dimensions of diversity,

Ljiljana Čortan will add
both nationality and gender diversity to the Executive Board and Management

Board in line with our 70 percent
principle.

Succession planning for Executive Board positions is continuously worked on, balancing the career advancement
of (female) senior managers, considering female candidates for the role and bringing in talents from outside the
bank.

On 31 December 2020, there were no female members of the Executive Board.

ING considers that the preferred
gender balance will be achieved with the appointment of Ljiljana Čortan following the AGM on 26 April 2021.

ING is still looking long term and taking steps to improve the appointment of women in senior positions
throughout the bank in line with the adopted diversity and inclusion principle.

Remuneration and share ownership
Members of the Executive Board are permitted to

hold shares in the share capital of ING Group for long-term
investment purposes. Transactions

by members of the Executive Board in these shares are subject to the ING regulations for insiders. These regulations are available

on ing.com.

Details of the remuneration of members of the Executive

Board, including shares granted to them, together with
additional information, are provided in the Remuneration

report.

Ancillary positions/conflicting interests
No member of the Executive Board has corporate directorships at listed companies outside ING.

Transactions involving actual or potential conflicts of interest
In accordance with the DCGC, transactions with members of the Executive Board in which there are significant
conflicts of interest will be disclosed in the Annual Report.

Significant conflicting interests are considered

to be absent and are not reported if a member of the Executive
Board obtains financial products and services, other than loans, which are provided by ING Group subsidiaries in

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 87

the ordinary course of their business on terms that apply to all employees. In connection with the aforementioned, such loans do not include banking and financial products in which the granting of credit is of a secondary nature, e.g. credit cards and overdrafts in current account.

For an overview of loans granted to members of the Executive

Board, the Remuneration report.

Information on members of the Executive Board

S.J.A. (Steven) van Rijswijk, chief executive officer (CEO)

(Born 1970, Dutch nationality, male; appointed

in 2017, term expires in 2021)

Steven van Rijswijk has been a member of the Executive Board since 8 May 2017. He was appointed

CEO and
chairman of the Executive Board and the Management Board Banking with effect from 1 July 2020. Prior to this
he was ING’s CRO. The Supervisory Board will propose

to the shareholders to reappoint him as member of the
Executive Board and CEO of ING Group at the AGM on 26 April 2021.

He is responsible for the proper functioning of the Executive Board, the Management Board

Banking and its
committees, formulating and implementing ING’s

strategy and acting as main contact for the Supervisory Board.
He is also responsible for the following departments: Innovation, Legal,

Corporate Strategy,

Corporate HR, Centre
of Excellence Communications and Brand Experience and Corporate Audit Services. Steven

van Rijswijk joined
ING in 1995 in the Corporate Finance department holding various positions in the areas of Mergers and
Acquisitions and Equity Markets. Before becoming a member of the Executive

Board, he was global head of Client
Coverage at Wholesale Banking.

He holds a master’s degree in business economics from Erasmus University Rotterdam

(the Netherlands).

Relevant positions pursuant to CRD IV
CEO and chairman of the Executive Board of ING Groep N.V.

and of the Management Board Banking of ING Bank
N.V.

Other relevant ancillary positions

Member of the Management Board of the Dutch Banking Association (Nederlandse Vereniging van

Banken),
member of the Board of Directors of the Institute of International Finance, Inc.

T. (Tanate) Phutrakul, chief financial officer (CFO)
(Born 1965, Thai nationality, male; appointed in 2019, term expires in 2023)

Tanate

Phutrakul was appointed as CFO of ING Groep N.V.

and ING Bank N.V.

and member of the Management
Board Banking of ING Bank on 7 February 2019. Subsequently, he was appointed as a member of the Executive
Board of ING Groep N.V.

at the AGM on 23 April 2019.

Tanate

Phutrakul is responsible for ING’s

financial departments, Group Treasury (including capital

management
activities), Investor Relations, Group Research

and Regulatory and International Affairs. Before

his appointment
to the Executive Board, he was ING Group controller

in Amsterdam and between 2015-2018 he was the CFO of
ING in Belgium.

He holds a master’s degree in Engineering from Imperial College, University of London, and an MBA from

Harvard
Business School.

As from 1 July 2020 Tanate

Phutrakul temporarily assumed the responsibility for risk on the Executive

Board until
the appointment of a successor to ING’s former CRO

Steven van Rijswijk.

Relevant positions pursuant to CRD IV
CFO and member of the Executive Board of ING Groep N.V.,

CFO and member of the Management Board Banking
of ING Bank N.V.,

and Non-executive member of the board of ING Belgium N.V./S.A.

Other relevant ancillary positions
None.

Temporary status chief risk officer (CRO)
With the position change of Steven van Rijswijk on 1 July 2020, the CRO position became vacant.

In November 2020, ING announced the appointment of Ljiljana Čortan as CRO and member of the Management
Board Banking from 1 January 2021. In the interim,

the day-to-day risk management activities were performed by
Karst Jan Wolters

,

reporting to chief financial officer Tanate

Phutrakul.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 88

Changes in the composition
Ralph Hamers stepped down from his position as CEO and chairman of the Executive Board of ING Groep

N.V.
and of the Management Board Banking of ING Bank N.V.

as of 30 June 2020.

He was succeeded by Steven van Rijswijk.

The Supervisory Board will propose to the shareholders to appoint Ljiljana Čortan as member of the Executive
Board of ING Group at the AGM on 26 April 2021 (see ‘Diversity and succession planning’ above).

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

Candidates for appointment to the Supervisory Board are subject to a suitability and reliability assessment by the
Dutch Central Bank and European Central Bank (DNB and ECB) and must continue to meet these while in
function.

Function of the Supervisory Board
The function of the Supervisory Board is to supervise the policy (beleid)

of the Executive Board and the general
course of affairs of ING Group and the business connected with it, as well as to provide advice to the Executive
Board.

In line with Dutch company law,

the Articles of Association, the DCGC as well as the Charter of the Supervisory
Board, all members of the Supervisory Board are required to:

•

be guided by the interests of ING Group and the business connected with it, thereby carefully balancing the interests of all stakeholders

of ING and when drawing that balance, give paramount importance to the customer’s interest, as set out in the Dutch Banker’s

Oath;

•

foster a culture focused on long-term value creation,

financial and non-financial risk awareness, compliance
with the Company’s risk appetite, responsible and ethical behaviour and stimulate openness and
accountability within ING and its subsidiaries;
•

perform their duties without mandate and independent of any interest in the business of ING;
•

refrain from supporting one interest without regard

to the other interests involved;

and
•

ensure that it functions effectively.

According to the Banker’s Oath that is taken

by the members of the Supervisory Board, they must carefully consider the interests of all stakeholders

of ING. In that consideration they must put the customer’s interests at
the centre of all their activities. Certain resolutions of the Executive Board, specified in the Articles of Association, in the Charter of the Management Board and in the Charter of the Supervisory Board, are subject to approval by the Supervisory Board.

In accordance with the Articles of Association ING Group indemnifies the members of the Supervisory Board as far as legally permitted against direct

financial losses in connection with claims from third parties lodged or threatened to be lodged against them by virtue of their service as a member of the Supervisory Board.

Profile of members of the Supervisory Board
The Supervisory Board has drawn up a profile to be used as a basis for its composition. It is available on ing.com.

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

the
Supervisory Board.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 89

Former members of the Executive Board are not eligible for appointment to the position of chairman or vice-
chairman of the Supervisory Board.

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
banking sector,

experience in corporate governance of large stock

-listed companies and experience in the
political and social environment in which such companies operate. In the selection of Supervisory Board members, ING is striving for a balance in nationality,

gender, age,

and educational and work background. In
addition, there should be a balance in the experience and affinity with the nature and culture of the business of
ING and its subsidiaries. More specifically ING strives to have at least 30 percent of the seats held by women, and
at least 30 percent of the seats by men. These guidelines that relate to the composition of the Supervisory Board, are laid down in the Supervisory Board Profile. Based on this profile, the Supervisory Board is responsible for selecting and nominating candidates for appointment or reappointment to the Supervisory Board.

With respect to gender diversity,

three female members currently serve on the Supervisory Board: Mariana
Gheorghe, Margarete Haase and Herna Verhagen,

resulting in the Supervisory Board meeting its 30 percent
gender diversity target.

We believe the Supervisory Board is well balanced in terms of other relevant diversity aspects. Overall, the
preferred emphasis on members with a financial or banking background has been maintained. In terms of
nationality, the ratio

between Dutch and non-Dutch nationalities in 2020 was 56 - 44 percent.

Other diversity related aspects are also taken

into consideration in light of the overall Supervisory Board composition. ChapSuperV

Term of appointment of members of the Supervisory Board
As a general rule, Supervisory Board members step down from the Supervisory Board in the 4th, 8th, 10th or
12th year after their initial appointment. They are eligible for re-appointment in the 4th year after their initial
appointment and, with explanation, also in the 8th and 10th year.

Under special circumstances the Supervisory Board may,

with explanation, deviate from this general rule, for
instance to maintain a balanced composition of the Supervisory Board and/or to preserve valuable expertise

and
experience. The retirement schedule is available on ing.com.

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

Members of the Supervisory Board are to disclose material conflicts of interest (including potential conflicts of
interest) and to provide all relevant

information relating to them. The Supervisory Board – excluding the member concerned – decides whether a conflict of interest exists.

In case of a conflict of interest, the relevant member of the Supervisory Board abstains from discussions and
decision-making on the topic or the transaction in relation to which he or she has a conflict of interest with ING
Group.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 90

Transactions involving actual or potential conflicts of interest
In accordance with the DCGC, transactions with members of the Supervisory Board in which there are material conflicting interests will be disclosed in the Annual Report.

Any relation that a member of the Supervisory Board may have with an ING Group subsidiary as an ordinary, private individual is not considered a significant conflict of interest.

Such relationships are not reported, with the
exception of any loans that may have

been granted.

For an overview of loans granted to members of the Supervisory Board, see the Remuneration report.

Independence
The members of the Supervisory Board are requested to assess annually whether the criteria of dependence set out in the DCGC do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board are to be regarded as independent on 31 December 2020. On the basis of the NYSE listing standards, all members of the Supervisory Board are independent.

Permanent committees of the Supervisory Board
On 31 December 2020, the Supervisory Board had four permanent committees: the Risk Committee, the Audit
Committee, the Nomination and Corporate Governance Committee

and the Remuneration Committee. An
organisational chart of the four permanent committees of the Supervisory Board can be found above.

The organisation, powers and conduct of the Supervisory Board are detailed in the Supervisory Board Charter on
ing.com.

Separate charters have been drawn

up for the Risk Committee, the Audit Committee, the Nomination and
Corporate Governance Committee and the Remunerat

ion Committee. These charters are also available on
ing.com. A short description of the duties of the four permanent committees follows below.

The Risk Committee assists and advises the Supervisory Board with performance of its duties in relation to overseeing (i) the setting and monitoring of the Company’s

risk appetite and risk strategy for all types of risk
including but not limited to financial and non-financial risk, (ii) the effectiveness of the internal risk management and control systems and (iii) other related

risk management topics. The Risk Committee shall prepare the discussions within and decisions of the Supervisory Board on such matters.

On 31 December 2020, the members
of the Risk Committee were: Mike Rees (chairman), Jan Peter

Balkenende, Juan Colombás, Mariana Gheorghe,
Margarete Haase, Herman Hulst, Harold Naus and Hans Wijers.

The Audit Committee assists and advises the Supervisory Board with the performance of its duties in relation to the integrity and quality of the Company’s financial reporting and the related effectiveness of the Company’s
internal risk management and control systems

and shall prepare the discussions within and the decisions of the
Supervisory Board on such matters. On 31 December 2020, the members of the Audit Committee were:
Margarete Haase (chairwoman), Juan Colombás, Herman Hulst, Mike Rees and Hans Wijers.

The appointment of Margarete Haase in 2017 as Supervisory Board member became effective as per 1 May 2018
and per that date Margarete Haase is considered a financial expert as defined by the SEC in its final rules
implementing Section 407 of the Sarbanes-Oxley Act of 2002.

The Nomination and Corporate Governance Committee assists the Supervisory Board with the performance of its
duties in relation to selection and nomination of among others the Supervisory Board members and
Management Board members,

talent management and the effectiveness of

the Company’s governance arrangements

and shall prepare the discussions with and decisions of the Supervisory
Board on such matters.

On 31 December 2020, the members of the Nomination

and Corporate Governance Committee were: Hans Wijers

(chairman), Mariana Gheorghe and

Herna Verhagen.

The Remuneration Committee assists the Supervisory Board, with the performance of its duties in relation to
remuneration policies and the application and compliance thereof and shall prepare the discussion within and

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 91

decisions of the Supervisory Board on such matters. In doing so, the Remuneration

Committee will take into
account the adequacy of information provided to shareholders on remuneration policies and practices. On 31
December 2020 the members of the Remuneration Committee were: Herna Verhagen

(chairwoman), Mariana
Gheorghe, Harold Naus and Hans Wijers.

The composition of the Supervisory Board committees can also be found on ing.com.

Remuneration and share ownership

Remuneration of the members of the Supervisory Board is determined by the General Meeting and is not dependent on the results of ING Group. Details of remuneration are provided in the Remuneration report.
Members of the Supervisory Board are permitted to hold shares in the share capital of ING Group for long-term
investment purposes. Transactions

by members of the Supervisory Board in these shares are subject to the ING insider regulations,

which are available on ing.com.

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
Member of the Temasek European

Advisory Panel of Temasek

Holdings Private Limited.

A.M.G. (Mike) Rees
(Born 1956, British nationality, male; appointed in 2019, term expires in 2023)
Former position: Deputy CEO of Standard

Chartered Bank PLC.

Relevant positions pursuant to CRD IV
Vice-chairman of the Supervisory Board of ING Groep N.V./ING

Bank N.V.,

non-executive chairman of Athla
Capital Management Ltd.,

non-executive chairman of Travelex

Topco Limited

and non-executive chairman of the
board of Satsanga Fintech Holdings.

Other relevant ancillary positions
Non-executive chairman of Mauritius Africa FinTech

Hub.

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

J. (Juan) Colombás
(Born 1962, Spanish nationality, male, appointed in 2020, term expires in 2024)
Former position: chief operating officer and executive

board member of the board of directors of Lloyds Banking
Group.

Relevant positions pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

Other relevant ancillary positions
None.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 92

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
Former position: CFO of Deutz AG.

Relevant positions pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

(effective per 1 May 2018), member of the
supervisory board and chairwoman of the audit committee of Fraport AG, member of the supervisory board and chairwoman of the audit committee of Osram Licht AG, and member of the supervisory board and chairwoman of the audit committee of Marquard & Bahls AG.

Other relevant ancillary positions
Chairwoman of the Employers Association of Kölnmetall and member of the German Corporate Governance
Commission.

H.A.H. (Herman) Hulst
(Born 1955, Dutch nationality, male, appointed

in 2020, term expires in 2024)
Former position: global vice chair EY Japan and member of Global Practice Group.

Relevant positions pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

Other relevant ancillary positions

None.

H.H.J.G. (Harold) Naus
(Born 1969, Dutch nationality, male, appointed

in 2020, term expires in 2024)
Former position: global head of Trading Risk Management

and general manager Market Risk management of ING
Bank N.V.

Relevant positions pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

,

CEO of Cardano Risk Management B.V.

and
CFO of Cardano Holding Ltd.

Other relevant ancillary positions
Chairman of the Curatorium VU Amsterdam “Risk Management for

Financial Institutions”

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

Other relevant ancillary positions

Member of the supervisory board,

member of the audit committee of Het Concertgebouw N.V

,

member of the
advisory council of Goldschmeding Foundation and member of the Board of VNO-NCW (inherent to her position at Post NL N.V.).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 93

Changes in the composition
Eric Boyer de la Giroday and Hermann-Josef Lamberti retired from the Supervisory Board effective from the close
of 2020 AGM. Juan Colombás, Herman Hulst and Harold Naus were appointed by the AGM of 28 April 2020. The appointments of Herman Hulst and Harold Naus became effective on this date.

The appointment of Juan
Colombás became effective on 1 October 2020.

Company secretary
The Supervisory Board and Executive Board are assisted by the company secretary

Cindy

van Eldert-Klep.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 94

B. Compensation
Remuneration report
FOR INFORMATION ONLY

In what was a challenging year for ING, one of the biggest factors influencing our business was
Covid-19. First and foremost,

it’s a human tragedy that has affected

the lives, jobs and wellbeing of
people everywhere, including our customers and employees. Naturally,

it also affected our
business performance, which has a direct impact on the way we recognise and reward many of our
employees. In this context there will be no changes

to remuneration for the Executive

Board and
the Supervisory Board in 2021 and the Executive Board will forgo their variable remuneration for
performance year 2020.

ING’s approach to remuneration

is designed to attract, motivate and retain

people with the skills, abilities, values
and behaviours needed to achieve its strategy.

At the same time, we have a responsibility to be balanced and fair,

taking into account all our stakeholders

in what was, and continues to be, a difficult environment.

That’s why we aim to have an ongoing dialogue with our regulators,

customers, shareholders , works councils
and other stakeholder groups. Due to the Covid-19 restrictions,

we engaged with our stakeholders

in 2020 mainly
through indirect and online channels. This included consultations in preparation for this year’s remuneration
approach, strengthening the link between performance and remuneration outcomes. We will continue these
interactions in 2021.

Our view on remuneration
ING seeks to effectively reward

success and avoid rewarding for failure.

We aim to offer well-balanced
remuneration that focuses on creating short-

and long-term value for all our stakeholders. We

make our biggest
contribution to society through our business: processing payments, providing loans and protecting people’s
money. At

the same time, as a gatekeeper to the financial system

we have responsibility to keep our bank safe,
secure and compliant. Achieving the balance between our function as a bank and managing the inherent risks this brings, is reflected in our remuneration approach.
Our remuneration principles are important to achieve our strategy and our purpose – empowering people to stay
a step ahead in life and in business. These principles apply to all employees, including members of the Executive
Board.

The 2020 Remuneration Report is subject to an advisory vote at the AGM in April 2021. In the report we look
back on the year 2020. We report on ING’s

performance and how 2020 events such as the coronavirus pandemic impacted our business results and subsequently remuneration. We explain how the Executive Board and
Supervisory Board remuneration policies are implemented and share details of remuneration awarded in 2020 to
the Executive Board and to the Supervisory Board. In addition, we also set out the key performance indicators for
the year ahead.

Halfway through the year,

Steven van Rijswijk succeeded Ralph Hamers as chief executive officer.

The same
remuneration principles apply to him as did to his predecessor.

As such, Steven’s remuneration

until 1 July 2020
is reflected in his previous role as chief risk officer,

and in the second half of the year as CEO.

In line with ING’s commitment to increase transparency

and accountability,

this year we provide insight into the
organisational as well as the personal performance objectives of the Executive

Board members. Among other
things we aim to clarify the performance metrics used for awarding variable remuneration,

how targets are set,
how achievements are measured, and the important role risk management plays in influencing remuneration,
including the pre-

and post award risk assessment.

In addition, we set out the remuneration approach that applies to all employees. We explain more about how
remuneration works within ING. This includes the performance management process and its link to
remuneration, as well as the measures we have in place to mitigate risk.

Remuneration policy

This 2020 Remuneration Report is the first to reflect

ING’s new Executive Board

and Supervisory Board
remuneration policies, which came into effect

on 1 January 2020. The policies were drawn up based on the
various viewpoints, interests, remarks

and concerns of our stakeholder groups. When presented

in March 2020,
stakeholders were largely

positive. At the Annual General Meeting (AGM) in April 2020, shareholders approved the Executive Board and Supervisory Board remuneration policies with 94.4% and 98.6% of the votes respectively.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 95

Under the 2020 policy, and in line with the requirements laid down in the Dutch Banking Code, the total direct
compensation of the Executive Board is below the median of our peer group. This group is selected on the basis of geography,

talent market, size and governance framework,

as well as a balancing factor to ensure relevance of
our benchmark. Our peer group in 2020 consists of eight comparable Dutch companies and eight relevant
European financial services providers, which are listed in the ‘Total direct compensation’
paragraph.

Performance year 2020
The impact of the global coronavirus pandemic reverberated

across all of our businesses in all locations. While
2020 was a tough year,

ING’s financial results remained resilient and

we continued to attract more primary
customers, even during the wide-spread lockdowns that

took place around the world. At the same time, the
economic headwinds required us to remain flexible and sharpen our focus on activities that will ensure ING delivers on its strategic priorities. And of course, there

is a link between performance and remuneration.

In light of the economic headwinds and the pressure Covid-19 placed on our business, our customers and on society, the Supervisory Board and the Executive

Board jointly agreed that the Executive Board members

will not
receive any variable remuneration rela

ted to the performance year 2020.
Additionally, the Supervisory Board decided not to increase the base salary of Executive

Board members from 1
January 2021. The fees for the Supervisory Board will also be unchanged for 2021.
For all other eligible staff,

variable remuneration is based on group, business line and individual performance criteria, is for at least 50% based on non-financial targets and comes in the form of discretionary and collective
variable remuneration. The total amount awarded

was significantly lower than for the previous year,

reflecting
declining financial performance and recognising broader stakeholder interests. The biggest reductions occur at
the more senior levels of the organisation (see ‘2020 specifics’ for more information).

This is in line with the
recommendations of the European Central Bank urging moderation with respect to awarding variable
remuneration. Similarly,

ING complies with the prevailing ECB recommendation on shareholder distributions.

In closing, I’d like to

express my heartfelt gratitude

to every ING employee, at every level of the organisation, for their ongoing commitment and dedication over the past year.

It hasn’t always been easy to adapt to working at a
distance, often while also juggling the demands of family life or recovering from illness. Yet even in the most
challenging circumstances, they have shown true orange spirit and continued

to take things on and make them
happen for customers, for ING and for all stakeholders.

Thank you.

Herna Verhagen
Chairman of the Supervisory Board Remuneration Committee

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 96

Remuneration Report Executive Board and Supervisory Board

FOR ADVISORY VOTE AT

2021 ING GROEP N.V.

ANNUAL GENERAL MEETING (AGM)

About this report
This Remuneration Report explains the 2020 Executive

Board remuneration policy (hereafter called the 2020 EB
remuneration policy) and 2020 Supervisory Board remuneration policy (hereafter called the 2020 SB
remuneration policy) and how these have been implemented. Both these policies were approved at the 2020
AGM. This section of the report is the Remuneration Report as referred to in the Dutch act implementing the
Shareholder Rights Directive II (SRD II). It will be presented to shareholders at the 2021 AGM for an advisory vote.
An explanation of how the results of this vote are taken

into account will be included in the 2021 Remuneration
Report.

This report is prepared in the spirit of the draft (non-binding) ‘Guidelines on the standardised presentation of the
remuneration report’ from the European Commission published in March 2019. Although the finalised guidelines were expected to be published in 2020, these were not available at the time of preparing this report. In that
context therefore,

2020 should still be considered a transitional year though with increased transparency where possible. This is for instance processed in the paragraphs ‘2020 Executive

Board performance assessment &
reward process’ and ‘2020 Executive Board

performance evaluation’.

In the 2021 Remuneration Report we aim
to disclose fully in line with the final guidelines (if available).

2020 AGM
The 2019 Remuneration Report was presented

for an advisory vote at the AGM held on 28 April 2020 (hereafter called the 2020 AGM). The outcome was that 93.4% of shareholders were in favour of the report. There were no
additional comments or questions on the advisory vote, aside from the ask for additional transparency on variable remuneration of the Executive Board. As explained

at the 2020 AGM, the 2019 Remuneration Report
included a new approach for Executive Board variable remuneration also setting out how this links to
performance as of performance year 2020. The 2020 Remuneration Report aims to provide greater transparency
regarding the Executive Board performance,

as also promised during our stakeholder consultation.

In addition to the 2019 Remuneration Report, the 2020 EB remuneration policy and 2020 SB remuneration policy
were up for a binding vote at the 2020 AGM. To

come to a balanced proposal we incorporated feedback

from the
broad stakeholder consultation carried

out in the autumn and winter of 2019. This extensive stakeholder reach-
out was essential before any decision over 2020 was taken.

The vote was 94.4% in favour of the EB remuneration
policy and 98.6% in favour of the SB remuneration policy.

Both policies were adopted by shareholders and
became effective retroactively

from 1 January 2020 until the 2024 AGM at the latest.

We remain aware of the fact that

remuneration is an important topic for many

stakeholder groups and that
viewpoints on the topic may vary.

The Supervisory Board is fully committed to ensuring that our approach to remuneration achieves a balance that aligns the best interest of ING and the viewpoints of our stakeholders.
Stakeholder engagement is a key

element in the formulation of our remuneration policies, as demonstrated by
the extensive process we carried out in 2019. The Supervisory Board will continue to foster a transparent
dialogue on remuneration and future policy amendments.

Board changes and business events 2020
Ralph Hamers stepped down as chief executive officer (CEO)

and member of the Executive Board of ING Group
on 30 June 2020. The Supervisory Board appointed Steven van Rijswijk as his successor from 1 July 2020. Steven van Rijswijk, who was ING’s chief risk officer

(CRO), was already a member of the Executive Board. The agreed remuneration package for Steven

van Rijswijk is the same as for the previous CEO and in line with the 2020 EB remuneration policy.

Until the appointment of a new CRO, Karst Jan Wolters,

reporting to chief financial officer (CFO) Tanate
Phutrakul, carried out the day-to-day risk management activities ad interim.

On 6 November 2020 it was
announced that Ljiljana Čortan was appointed as the new CRO and member of the Management Board Banking effective 1 January 2021. The agreed remuneration package

for Ljiljana Čortan is the same as for the previous
CRO and in line with the 2020 EB remuneration policy.

The targets for 2021 are set in anticipation of her CRO role as the Supervisory Board will propose to shareholders to appoint her as member of the Executive Board and CRO
of ING Group at the AGM in April 2021.

Shareholders at the 2020 AGM approved the appointment of Juan Colombás, Herman Hulst and Harold

Naus to
the Supervisory Board. Robert Reibestein resigned from the Supervisory Board effective from 1 January 2020,
because of persistent health issues, while Eric Boyer de la Giroday and Hermann-Josef Lamberti retired at the end
of the 2020 AGM.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 97

Main decisions on the remuneration of the Executive Board and Supervisory Board for 2021
To summarise, the following

decisions have been made in relation to remuneration for

2021:
◾

no changes to the 2020 EB and SB remuneration policies will be proposed;
◾

the Supervisory Board and Executive Board jointly agreed that the Executive

Board members will not
receive any variable remuneration related

to the performance year 2020;
◾

the Supervisory Board decided not to increase the base salary of the Executive Board members from 1
January 2021; and
◾

no changes to the current remuneration structure

for the Supervisory Board members will be made for
2021.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 98

Remuneration Executive

Board
Executive Board remuneration policy
The 2020 EB remuneration policy complies with applicable laws and regulations and is in line with the remuneration principles that apply to all ING employees.

The 2020 EB remuneration policy is disclosed in full on ing.com under the section ‘Remuneration’.

Should policy
changes be proposed, we will first engage with our stakeholders to inform and discuss the proposed changes,
after which a revised version of the 2020 EB remuneration policy will be submitted for adoption by shareholders
at the General Meeting before it becomes effective.

Please note that the following paragraphs, present

a brief
summary of the current applicable 2020 EB remuneration policy.

Total direct compensation

Total

direct compensation is the total of fixed and variable remuneration,

excluding benefits such as pension and
allowances.

Total

direct compensation for the Executive Board members

is determined and reviewed periodically by the
Supervisory Board. In line with the 2020 EB remuneration policy, the Executive

Board’s total

direct compensation
for 2020 was compared to a new peer group as formulated

in the 2020 EB remuneration policy. This peer group
is based on five guiding principles, reflecting ING’s current profile,

and further explained in the 2020 EB
remuneration policy.

These principles can be described as follows.

Guiding principle Short description
Geography ING is headquartered in the Netherlands, but has an international profile
Talent market ING is increasingly experiencing a cross-pollination of talent across sectors/industries, not limited to traditional banking competitors
Size ING acknowledges the importance of including companies that are broadly comparable in terms of size and complexity
Governance framework ING is subject to the Dutch (financial services) regulatory framework and operates within a Dutch stakeholder

environment
Balancing ING acknowledges the importance of retaining sight of relevant peer companies that do not match on the other criteria

In line with the Dutch Banking Code, the peer group should consist of both financial and non-financial companies, taking into account the relevant international

context. In addition, the Supervisory Board decided to exclude the
UK and Switzerland from our peer group, due to very different pay structures in their financial sectors. Smaller
banks and companies were also excluded because these are less complex compared to a large enterprise like
ING. The composition of the peer group is explicitly not included in the 2020 EB remuneration policy.

In 2020, the
peer group comprised:
1

ABN AMRO Ahold Delhaize BBVA Deutsche Bank
Aegon ASML Banco Santander Intesa Sanpaolo
NN Group Heineken BNP Paribas
Societe Generale

Rabobank Philips Credit Agricole
UniCredit

We aim to keep our peer group as constant

as possible. In line with the requirements laid down in the Dutch
Banking Code the total direct compensation under the 2020 EB remuneration policy is below the median of the peer group. The calculation of the position towards the median of the peer group has been performed based on the actual fixed remuneration 2020 and the actual variable remuneration related to performance year 2019. Due
to the fact that there was no variable remuneration

related to the current performance year

(2020), we use the
variable remuneration related to the previous

performance year (2019) for this calculation.

1 The exact composition of the peer group is disclosed in the Annual Report annually retroactively.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 99

Fixed remuneration
The individual base salaries are set according to the role, responsibilities and experience of each Executive Board member with reference to market

practice. The Remuneration Committee reviews

the individual base salaries of
the Executive Board members each year and advises the Supervisory Board on this. The Supervisory Board has the discretion to increase the individual base salaries annually. The below factors are given consideration in
determining their base salaries:
◾

the individual’s level of skill and performance;
◾

ING’s business performance, and market

conditions;
◾

internal pay ratios and salary increases for other employees within ING;
◾

remuneration level at the external peer group;
◾

public indexation reference points

(e.g. consumer price index); and
◾

stakeholder views.

Variable remuneration
Variable remuneration

for Executive Board members is limited to

a maximum of 20% of base salary in line with
legislative requirements. At least 50% of this is based on non-financial performance criteria. The 2020 EB
remuneration policy provides for an at-target

variable remuneration of 16% of base salary.

If performance
criteria are exceeded, the Supervisory Board can increase the variable component to the maximum. If
performance is below target, the variable component will be decreased,

potentially to zero. All variable
remuneration is awarded fully in shares. There is a minimum holding period of five years from the award date
plus an additional holding year as of the vesting date. This combination (i.e. all shares plus a long holding period)
fosters alignment with shareholders and a focus

on the long term.

The Supervisory Board pre-determines the performance criteria for the Executive

Board each year to ensure
alignment between ING's strategy,

performance objectives and long-term interest.

For further details on the pay-out of variable remuneration

please see the 2020 EB remuneration policy which is
disclosed in full on ing.com under the section ‘Remuneration’.

On the right, is a visual illustrating the potential pay-out scheme of variable remuneration for Executive Board
members.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 100

Pension
Since 1 January 2015, all members of the Executive Board participate in the Collective Defined Contribution pension plan, which is accrued on an annual salary of up to €110,111 for 2020. This is the same as for all employees working in the Netherlands without a supplementary pension scheme. Executive Board members are
compensated for the lack of pension accrual above this amount by means of a savings allowance (see ‘Benefits’), to be annually determined, on the same terms that apply to other participants in the Dutch pension scheme. The set-up of this compensation for the lack of pension accrual is in line with best practices.

Benefits
Executive Board members are eligible for additional benefits, such as:

◾

the use of a company car;

◾

contributions to company savings plans;

◾

individual savings allowance;
◾

expatriate allowances (if applicable);

◾

banking and insurance benefits from ING (on the same terms as for other employees of ING in the
Netherlands);

◾

tax and financial planning services to ensure compliance with the relevant legislative requirements.

Tenure
Members of the Executive Board are appointed by shareholders at the AGM for a maximum period of four years.
They may be reappointed by shareholders at the General

Meeting in line with ING’s Articles of Association and
applicable rules and regulation. Executive Board members have a commission contract for an indefinite period.
ING has the option to terminate the contract if a member is not reappointed by shareholders at the AGM, or if
their membership of the Executive Board is terminated. There is a three

-month notice period for individual board
members and a six-month period for ING. During this time the board member continues to work and in principle
remains eligible for all agreed remuneration components.

In the event of an involuntary exit, Executive Board

members are eligible for an exit arrangement. If termination of the contract is based on mutual agreement, the Executive Board member is also eligible for a severance
payment. These arrangements are subject to specific requirements

(e.g. limited to a maximum of one year of
fixed base salary and under the condition that there should be no reward for failure).

If an Executive Board
member departs voluntarily or in circumstances involving fraud,

gross negligence, wilful misconduct or any
activity detrimental to ING, no severance payment or award

of variable remuneration over the performance year
will be made.

Periodic review of the Executive Board remuneration policy and the remuneration awarded
In accordance with the 2020 EB remuneration policy,

the Supervisory Board annually determines the actual
remuneration for members of the Executive

Board, based on advice from the Remuneration Committee of the
Supervisory Board.

The Remuneration Committee’s

responsibilities include preparing the Supervisory Board for decisions regarding the individual remuneration of members of the Executive Board.

Remuneration proposals for individual Executive
Board members are drawn up in accordance with the 2020 EB remuneration policy and cover the following
aspects: remuneration structure, the amount of the fixed and variable remuneration components, the
performance criteria used, scenario analyses that were carried out and, if and when considered appropriate stakeholder engagement, review

of the EB remuneration policy,

the pay ratios within the company and its
affiliated enterprises. In the performance of its tasks the Remuneration

Committee works closely together with
the Risk Committee.

The Remuneration Committee takes

note of the views of individual Executive Board members with regard to the
amount and structure of their own remuneration, including the aspects mentioned above.

Special employment conditions
Special employment conditions, for example to secure the recruitment of new executives, may be used in
exceptional circumstances subject to approval

by the Supervisory Board. The Supervisory Board aims to minimise these payments and ensure they are compliant with regulatory requirements.

This is in line with the 2020 EB
remuneration policy.

In 2020, there were none.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 101

2020 Remuneration Executive Board
This section includes details of remuneration for current and former

Executive Board members relating to the
period served on the Executive Board in 2020.
2

In line with the Dutch Corporate Governance Code, ING calculates an internal ratio of remuneration for Executive
Board members and a representative reference

group. Deemed most relevant for this ratio

is the total direct
compensation of the CEO compared to the average

total direct compensation of all ING employees. On this basis, the internal ratio in 2020 was 1:28 (2019: 1:31, 2018: 1:29). For the sake of transparency we also calculate the
ratio of total direct compensation for other Executive

Board members compared to the average

total direct
compensation of all ING employees. On that basis the internal ratio in 2020 was 1:19 (2019: 1:21, 2018: 1:20).
3

The lower ratios for 2020 compared to 2019, are

mainly because the Supervisory Board and the Executive Board jointly agreed that the Executive Board members will not receive any variable remuneration award related

to the
performance year 2020.

As was announced in February 2020, Ralph Hamers stepped down from his position as ING’s

CEO and chairman
of the Executive Board on 30 June 2020. As his departure was voluntary,

no exit arrangements were agreed or
paid, in line with the 2020 EB remuneration policy. All outstanding variable remuneration that was awarded

in
previous years and not yet vested before

his departure, has lapsed. This means he will not receive any future pay-outs of variable remuneration related

to previous performance years.

Remuneration versus company performance and average employee remuneration

The table on the next page shows the link between directors’ remuneration

(Executive Board and Supervisory
Board members), company performance and the average

remuneration of an ING employee. This is carried out
by showing the development of the remuneration for Executive

Board and Supervisory Board members over the
last five years presented in percentages.

With respect to the remuneration of the Supervisory Board, it should be noted that there is no link to company performance in order to safeguard its independent role. No component of
the remuneration of the Supervisory Board members is linked to company performance, since this is all and only
dependant on attendance.

The relative performance of the company is presented

on three different metrics over the last five years.

The
metrics consist of:

◾

Retail primary relationships
◾

Profit before tax for ING Group
◾

Return on equity based on IFRS-EU Equity.

Finally, we present

the development of the remuneration on average

(per employee). For this number we use
the same data as is used to determine the internal ratio. As ING has only disclosed the internal ratio since 2017,
no comparison for 2016 and 2015 is presented.

Due to the strict regulations on variable remuneration in the Netherlands (i.e. 20% bonus cap) and to the fact that Executive Board members were not awarded

any variable remuneration for performance

year 2020, the link
between remuneration and company performance is correlated

but limited. Furthermore, the requirement that
variable remuneration must be based on at least 50% non-financial targets means there is only a partial
relationship between the company’s financial performance

and the remuneration of Executive Board members.
2 Ralph Hamers stepped down from the Executive Board on 30 June 2020; Tanate

Phutrakul was appointed to the Executive Board
immediately after the AGM on 23 April 2019. Steven van Rijswijk was an Executive Board member for the full years 2018-2019. For 2020, a pro-rata method is applied to his remuneration as CEO from 1 July 2020.
3 Total direct compensation

comprises fixed base salary and variable remuneration, excluding benefits such as pension arrangements, and allowances.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 102

Development of directors’ remuneration, company

performance and employee remuneration

Amount in thousands of euros unless otherwise stated FY 2020 FY 2020 vs FY 2019

6, 7
FY 2019 vs FY 2018 FY 2018 vs FY 2017
8
FY 2017 vs FY 2016 FY 2016 vs FY 2015
Directors remuneration (Executive

Board)
1, 2, 3, 4
Ralph Hamers 888 -55.9% 15.2% -12.8% 1.4% 2.9%
Steven van Rijswijk 1,499 7.2% 16.2% -11.8% - -
Tanate Phutrakul 1,222 25.6% - - - -
Company’s performance
4, 5
-
Retail primary relationships (in mln) 13.9 5% 7% 10% 9% 14%
Profit before Tax

ING Group (continuing operations) (in mln)
3,809 -44% 0% -6% 23% -4%
Return on equity based on IFRS-EU Equity 4.8% -49% -4% -3% 6% -
Average employee remuneration
Average fixed and annual variable remuneration 64 -1.7% 7% -1.1% - -
Directors remuneration (Supervisory Board)
5
Hans Wijers 209 3.5% 9.2% 340.5% - -
Hermann-Josef Lamberti 48 -66% 1.4% -1.4% -5.4% 34.2%
Mike Rees 129 76.7% - - - -
Jan Peter Balkenende 97 -2% 0% 200% - -
Juan Colombás 23 - - - - -
Mariana Gheorghe

108 -8.5% 12.4% 11.7% -4.1% 145%
Eric Boyer de la Giroday 38 -64.8% 0% 1.9% -7% 23.9%
Margarete Haase 105 7.1% 55.6% - - -
Herman Hulst 82 - - - - -
Harold Naus 82 - - - - -
Herna Verhagen

121 303.3% - - - -
1 The remuneration of the Executive Board consists of base salary and variable remuneration (total direct compensation).

2 Variable remuneration of the Executive Board is included in the year in which the performance was delivered

i.e. prior to the year in which it is paid out.

3 The fixed remuneration for the Executive Board did not change in 2019. Hence, the relative total compensation increase from 2018 to 2019 is fully attributed to the fact that no variable remuneration was awarded for performance year 2018. In addition, as Tanate Phutrakul

was not an
Executive Board member for the full year,

a comparison between 2018 and 2019 cannot be made.
4 Fixed remuneration for Executive Board members of ING is not linked to company performance but is predominantly based on a benchmark exercise and total direct compensation of Executive

Board members should stay below the median of the benchmark, based on the Dutch Banking
Code. This has a mitigating effect on the correlation with the company performance.

5 Supervisory Board members do not receive any variable remuneration. Their remuneration is based on fixed fees related to their role and number of meetings. The high fluctuations are caused by members joining or leaving the Supervisory Board during the year, role changes during the year, and differences

in the number of meetings. Hence there is no correlation between the Supervisory Board remuneration and the company performance.
6 The decrease in the 2020 versus 2019 comparison for Ralph Hamers is due to the fact that his remuneration is only for the period from 1 January 2020 until 30 June 2020, when he stepped down as an Executive Board member.

The increase for Tanate

Phutrakul in this comparison is
because he was appointed by the AGM on 23 April 2019 and therefore his 2019 remuneration reflects a partial year as an Executive Board member while the 2020 remuneration presents a full year as an Executive Board member.

The increase for Steven van Rijswijk in this comparison is
caused by his appointment as CEO as of 1 July 2020 and the higher remuneration package.

7 The decrease in the 2020 versus 2019 comparison for Hermann-Josef Lamberti and Eric Boyer de la Giroday is fully attributed to the fact that both retired after the AGM on 28 April 2020. The increase in this comparison for Mike Rees and Herna Verhagen is because they were appointed by the AGM on 23 April 2019 and therefore reflect a partial year as Supervisory Board members whereas 2020 is presented as a full year as a Supervisory Board member.

8 The decrease in the 2018 versus 2017 comparison for the CFO and CRO is fully attributed to the fact that for performance year

2018 no variable remuneration was awarded while over performance year 2017 variable remuneration was awarded.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 103

2020 Executive Board performance assessment & reward process

The Executive Board performance process includes a number of key steps. This process serves as the foundation
to determine the variable remuneration for

Executive Board members.

At the start of the performance year,

the Supervisory Board approves the financial and non-financial performance measures applicable to Executive Board members

for the upcoming financial year:

◾

Financial performance measures including profit-based and return-based measures.
◾

Non-financial performance measures
including customer,

people, strategy and sustainability measures.
Each performance measure is weighted and totals 100%. The Dutch Remuneration

Policy for Financial Enterprises
Act (Wet Beloningsbeleid Financiële Ondernemingen, WBFO) specifies that at least 50% of variable remuneration metrics must be based on non-financial targets. The performance measures for the CEO and CFO are based on
group performance. The measures for the CRO are based 75% on functional key performance indicators (KPIs)
and 25% on group results, in line with regulations for control functions.

Throughout the year,

regular conversations take

place between the Supervisory Board and the Executive Board
to review their performance to date. While no formal assessments are completed, progress of performance
measures is discussed and the extent to which progress is on track.

At the end of the year,

the Risk Committee and Remuneration Committee are

both responsible for providing
input into and assessing the performance of the Executive Board members to determine the variable
remuneration to be awarded. They jointly advise the Supervisory Board on the recommendations to get final
approval of the awards. This follows a multi-step

and integrated process that closely aligns with the way that variable remuneration is determined for the wider ING workforce.

The process covers an assessment of their
performance, based on individual performance scorecards. It includes KPIs and targets agreed at the beginning of
the performance year,

along with risk assessments measured on an ex-ante and ex-post risk adjustment basis.

The core performance scorecard for each Executive

Board member consists of both quantitative and qualitative-
based KPIs. Quantitative-based KPIs are assessed on a primarily formulaic basis where the expected target performance level must be achieved before

the on-target pay-out can be earned. Qualitative-based KPIs are assessed using a standard three-point rating scale:
1 = maximum = exceeding expectations; 2 = target

= meeting expectations; 3 = threshold = not meeting
expectations. The overall outcome of the performance

scorecard assessment based on the above is the ‘starting
point’ for determining the variable remuneration of the Executive Board members.

The integrated performance assessment process for

determining variable remuneration also takes

into account
financial and operational performance, risk and compliance, as well as behaviour and conduct of each Executive
Board member.

This is supported by a robust framework for considering risk and conduct, which is in line with regulations. It includes the following elements:
◾

Performance hurdles

– Executive Board members are only eligible for consideration for variable
remuneration if both of the performance hurdles are met. This is line with all employees who are eligible for discretionary variable remuneration. See ‘Performance

hurdles’ for further details.

◾

Risk tests and adjustments

– Performance under three metrics (covering financial and non-financial risk)
is considered against thresholds set at the beginning of the financial year,

taking into account ING’s risk
appetite statement framework. When

these risk tests are not within the risk appetite it may lead to a downward variable remuneration adjustment.
◾

Ex-post risk assessment

– Adjustments may be made based on risk management performance, including events that had a financial or reputational impact on ING. Risk and Human Resources also assess potential holdbacks or clawbacks impacting variable remuneration.

The CRO is responsible for recommending any risk-adjustments to variable remuneration awards. The final
decision is at the level of the Supervisory Board. The Supervisory Board, based on the advice of the Remuneration
Committee and Risk Committee, decides on any risk adjustments (potentially to zero)

to variable remuneration
for Executive Board members.
As a final step in the process, in exceptional circumstances the Supervisory Board may apply its discretion to
adjust upwards or downwards the variable remuneration

of Executive Board members.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 104

2020 Executive Board base salary
The base salary of all Executive Board members increased with 1.5% on 1 January 2020, as was announced in our
2019 Annual Report. This decision was based on reliable indexation reference points, including the (forecast)
Consumer Prices Index 2020, in line with the 2020 EB remuneration policy.

As stated in our 2019 Remuneration
Report, the increase for Executive Board members

is below the collective labour agreement CLA increase for
employees in the Netherlands.
4

2020 Executive Board performance evaluation

The Executive Board is evaluated along the following perform ance target areas:

Financial

◾

Profit before tax
◾

Return on equity

Non-financial

◾

Customer (except for CRO)
◾

Sustainability
◾

People
◾

Strategic priorities
◾

Regulatory (for CRO only,

replacing Customer)

This section includes more details on the financial and non-financial performance of the Executive Board members. Key financial achievements, collectively accomplished by the Executive

Board in 2020 in the
predefined target areas are summarised in one table. The non-financial, individual performance of each the
Executive Board members is summarised in separate

tables.
Financial performance
Measure Target - minimum Target - maximum Performance Assessment
Profit before tax (CEO/CFO weight

25%, CRO
12.5%)
6,509 7,195 3,809 0%
Return on Equity (CEO/CFO weight 25%, CRO
12.5%)
8% 10% 4.8% 0%

The performance assessment and outcome of the Executive Board members is summarised in the tables below.

4 The collective salary increase based on the Collective Labour Agreement in the Netherlands (agreed for the period from 1 January 2019 –
31 December 2020), per 1 September 2019 was 3% for all employees in the Netherlands. In addition, per 1 September 2020 another collective salary increase of 3% took place.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 105

Chief executive officer

Target Performance
Customer
Increase number of
primary customers
In 2020 the number of primary customers increased by 578,000 to 13.9 million. The increase was lower than projected at the beginning of 2020 and was impacted by the challenges related to Covid-19.
Sustainability
Cover nine sectors in Terra
In October 2020 the second progress report on Terra

was published. Five of the sectors (automotive,
power generation, residential real estate,

commercial real estate, and cement) are outlined in
comparison to 2019. An additional four sectors - fossil fuels, aviation, steel and shipping - were added,
in line with the target to cover all nine sectors in scope in 2020, including quantitative results and
targets. The report’s Climate Alignment

Dashboard shows most sectors are on track for climate
alignment, with progress still needed in some.
People
Improve organisational
health on three priorities
The Organisational Health Pulse survey for 2020 was focused on progress against three priorities –
direction, leadership and innovation & learning. ING reached significant improvement across all
business lines with all priorities in the top decile or top quartile.
Strategic priorities
Deliver on the regulatory
commitments
Delivered regulatory commitments related to implementation

of new regulations on time and at the
required levels.
Deliver on the strategic
priorities
- Migrated all private individual customers

in Belgium to the OneApp/OneWeb services.
- The Wholesale TOM programme achieved cost, risk and income benefits and came to a natural close.
- Stopped the Maggie transformation programme and refocused

our activities to ensure faster
customer delivery and a continuously improving end-to-end digital customer experience.
- Extended the roll out of ING’s Touchpoint

platform, which gives new and existing business initiatives
access to 25.2 million ING customers (65% of customer base).
- Introduced innovative services such as CoorpID and Blacksmith, which digitalise the know your customer process for corporate clients.

Chief financial officer

Target Performance
Customer
Increase number of
primary customers
In 2020 the number of primary customers increased with 578,000 to 13.9m. The increase was lower than projected at the beginning of 2020 and was impacted by the challenges of Covid-19.
Sustainability
Green issuance
In 2Q a US$1 billion green bond was issued to fund loans for renewable energy and green buildings, which was beyond the agreed target.
People
Improve organisational
health on three priorities
The Organisational Health Pulse survey for 2020 was focused on progress against three priorities –
direction, leadership and innovation & learning. ING reached significant improvement across all
business lines with all priorities in the top decile or top quartile.
Strategic priorities
Deliver on the regulatory
commitments
Delivered regulatory commitments related to implementation

of new regulations on time and at the
required levels.
Deliver on the strategic
priorities
- Migrated all private individual customers

in Belgium to the OneApp/OneWeb services.
- The Wholesale TOM programme achieved cost, risk and income benefits and came to a natural close.
- Stopped the Maggie transformation programme and refocused

our activities to ensure faster
customer delivery and a continuously improving end-to-end digital customer experience.
- Extended the roll out of ING’s Touchpoint

platform, which gives new and existing business initiatives
access to 25.2 million ING customers (65% of customer base).
- Introduced innovative services such as CoorpID and Blacksmith, which digitalise the know your customer process for corporate clients.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 106

Chief risk officer

Target Performance
Regulatory

Deliver on regulatory
commitments
Delivered identified regulatory commitments related to

implementation of new regulations on time
and at the required levels.
Sustainability
Digitalisation of retail
credit risk
Standardisation and digitalisation of retail credit risk processes in line with target.
Install compliance by
design
Elements of compliance and non-financial risk have been digitalised and robotised in line with target, improving sustainable embedding of compliance and NFR processes.

Strategic priorities
Manage credit- market
and non-financial risk
within Board approved risk
appetite
Credit risk, market risk and non-financial risk effectively managed within ING’s risk appetite profile.
People
Improve organisational
health on three priorities
The Organisational Health Pulse survey for 2020 was focused on progress against three priorities –
direction, leadership and innovation & learning. ING reached significant improvement across all
business lines with all priorities in the top decile or top quartile.
* Sustainability for the CRO has been focused on sustainable embedding of risk in the organisation.

The performance assessment and outcome of the Executive Board members is summarised in the tables below, taking into account the pre-

and post award risk assessment.

Outcome performance assessment

CEO CFO CRO
Weighting Assessment Outcome Weighting Assessment Outcome Weighting Assessment Outcome
(%) (%) (%) (%) (%) (%) (%) (%) (%)
Profit before tax 25% 0% 0% 25% 0% 0% 12.5% 0% 0%
Return on equity 25% 0% 0% 25% 0% 0% 12.5% 0% 0%
Customer 12.5% 0% 0% 12.5% 0% 0% - - -
Regulatory - - - - - - 25% 100% 25%
Sustainability 12.5% 90% 11.3% 12.5% 90% 11.3% 10% 90% 9%
People 12.5% 100% 12.5% 12.5% 100% 12.5% 10% 100% 10%
Strategic priorities 12.5% 90% 11.3% 12.5% 90% 11.3% 30% 100% 30%
Total 100% 35% 100% 35% 100% 74%
* Due to rounding, percentages presented in the table may not add up precisely to the total percentages provided.

2020 variable remuneration outcome
In light of the economic headwinds and the pressure Covid-19 placed on our business, our customers and on society, the Supervisory Board and the Executive

Board jointly agreed for the Executive Board to

forgo their
variable remuneration related to the performance

year 2020. Although it was decided to forgo variable
remuneration, in the table on the left the individual performance of the members of the Executive

Board against
their set-targets is shown to illustrate

the performance to stakeholders.

As Steven van Rijswijk had a split year as CRO and then CEO, his award was calculated against the CEO
performance results (50%) and the CRO performance results (50%).
In the second half of the year,

risk management reported into CFO Tanate

Phutrakul ad interim, in addition to his
role as CFO. As such, his variable remuneration award

was calculated against the CFO performance results

for the
full year,

also taking into consideration the CRO performance results for the second half of the year.

Following the performance hurdles a thorough performance assessment has been completed including ex-ante
risk tests. Based on this assessment and the overall achievements, the Supervisory Board has concluded that the
Executive Board members delivered relatively

strong results despite a challenging year due to Covid-19.

In addition, the Supervisory Board considered if any discretionary adjustment was required and they determined
both the financial and non-financial results speak for themselves in the current environment. Furthermore the
Supervisory Board considers the behaviour of the Executive Board members and following their assessment no
discretionary adjustments were applied.

In the final step, the Supervisory Board reviewed the CRO’s assessment of ex-post risk adjustments. Whilst the
Global KYC program has made clear progress in 2020 and has delivered on most milestones it was considered a
90% modifier (10% discount) to the CEO portion of his 2020 variable remuneration award would be applied.

Following this performance assessment process the resulting variable remuneration awards for Steven van
Rijswijk would have been €158,139 and for Tanate

Phutrakul €109,338.

Overall this would have equated to

variable remuneration for the CEO at 10.6% of his maximum 20% cap and a
34.1% reduction against target. For the CFO it would

represent 9.0% of his maximum 20% cap and a 44.8%
reduction against target. The ratio

between base salary and total direct compensation is 100% (for 2020).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 107

Awards made to Executive Board members reflect

the Supervisory Board’s assessment of each of the Executive
Board members’ performance against the objectives in their scorecards,

as outlined in the previous section. The
Remuneration Committee also consulted the Risk Committee

and took into consideration its feedback on risk and
compliance matters. In addition to the modifier as stated

above, there was no reasoning to apply any individual
risk mitigating measures in accordance with ING’s

Remuneration Regulations Framework

(IRRF).
5

2020 Executive Board remuneration
Total remuneration

Amounts in euros (rounded
figures)
Base salary
Variable
remuneration
Total direct
compensation Pension Emoluments
Total
remuneration
Ralph Hamers 888,100 - 888,100 11,600 779,900 1,679,600
Steven van Rijswijk (CEO role) 888,100 - 888,100 11,600 242,000 1,141,700
Tanate Phutrakul 1,221,700 - 1,221,700 23,300 358,500 1,603,500
Steven van Rijswijk (CRO role) 610,800 - 610,800 11,600 169,000 791,400

As recognised in the profit or loss statement of 2020, the expenses for each Executive Board member (active on
31 December 2020), relating to their role on the Executive Board, amount to

€2.0 million for the CEO and €1.6
million for the CFO. These amounts include deferred elements from previous years, paid out in 2020.

The following tables (i.e. total direct compensation, pension costs and other emoluments) show the remuneration awarded to individual Executive

Board members with respect to the performance years 2020, 2019 and 2018. The 2020 figures reflect a partial year as an Executive Board member for Ralph Hamers.

In addition,
the figures for Steven van Rijswijk are divided between his two different roles on the Executive

Board. The 2019
figures reflect a partial year as an Executive Board member for Tanate

Phutrakul. The 2018 and 2019 figures
reflect a full year as Executive Board members for

Ralph Hamers and Steven van Rijswijk.

All Executive Board remuneration is paid directly

by ING with the exception of director’s fees for

Tanate
Phutrakul as non-executive director

at ING Belgium.

Total direct compensation

for (active) individual Executive Board members
2020 2019
4
2018
Amounts in euros (rounded figures)
Amount
Number of
shares Amount
Number of
shares Amount
Number of
shares
Ralph Hamers (CEO)
1
Base salary 888,100 1,750,000 1,750,000
Variable remuneration (fully in shares)
2
- - 266,000 25,726
Steven van Rijswijk (CEO role)
3
Base salary 888,100
Variable remuneration (fully in shares)
2
- -
Tanate Phutrakul

(CFO)
Base salary 1,221,700 831,100
5
Variable remuneration (fully in shares)
2
- - 141,400 13,675
Steven van Rijswijk (CRO role)
3
Base salary 610,800 1,203,600 1,203,600
Variable remuneration (fully in shares)
2
- - 195,000 18,858
Total aggregated

base salary

3,608,700 3,784,700 2,953,600
Total aggregated

variable remuneration

- 602,400
Total aggregated

number of shares

- 58,259
1 Ralph Hamers stepped down as an Executive Board member on 30 June 2020. His base salary reflects the payments from 1 January 2020 –
30 June 2020.
2 The number of shares is based on the average ING share price on the day the year-end results were published.

3 Steven van Rijswijk was appointed CEO as of 1 July 2020. His total direct compensation is divided between his role as CRO and then as
CEO. The annualised base salary for Steven van Rijswijk as of 1 July 2020 is EUR 1,776,250 (this includes the 1.5% salary increase as per 1
January 2020).

4 The variable remuneration percentage for the Executive Board members are as follows: CEO 15%, CFO 15% and CRO 16%. The applicable percentage for the CFO is the full percentage for 2019, partially in his capacity as a Management Board Banking member and since 23 April
2019 in his capacity as an Executive Board member.

5 The 2019 details for Tanate Phutrakul

reflect a partial year as an Executive Board member.

5 The IRRF consists of the most important regulatory requirements with respect to remuneration to which all remuneration policies of
majority owned entities have to adhere to. Furthermore, it consists of our general remuneration principles that apply to all staff globally
working under the responsibility of ING.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 108

Pension costs
Members of the Executive Board participate in the Collective Defined Contribution

(CDC) pension plan. In 2020,
pension accrual applied to salary up to an amount of € 110,111. The table below shows the pension costs of the individual members of the Executive Board in 2020, 2019 and 2018.

Pension costs for individual Executive Board members

Amounts in euros (rounded figures)
1
2020
2019
4
2018
Ralph Hamers
2
11,600 23,000 26,000
Steven van Rijswijk (CEO role)
3
11,600
Tanate Phutrakul 23,300 16,000
Steven van Rijswijk (CRO role)
3
11,600 23,000 26,000
1 Pension accrual only applies to salary up to an annually set amount (i.e. EUR 105,075 for 2018, EUR 107,593 for 2019 and EUR 110,111 for
2020).

2 Ralph Hamers stepped down as an Executive Board member on 30 June 2020. His pension costs reflect the period from 1 January 2020 –
30 June 2020.
3 Steven van Rijswijk was appointed as CEO from 1 July 2020. Therefore his pension costs for

2020 are divided between his role of CRO and
then as CEO.
4 The 2019 emoluments for Tanate Phutrakul

reflect a partial year as an Executive Board member.

Benefits
The individual members of the Executive Board receive other emoluments, including savings allowances to
compensate for the loss of pension benefits on salary above € 110,111 in 2020, employer contributions to savings schemes, reimbursement of costs related to home/work

commute, costs relating to tax and financial planning
services, costs related to reimbursement of the Directors

& Officers indemnity,

costs associated with a company
car and for expats, the costs associated with housing and schooling.

The other emoluments in 2020, 2019 and 2018 amounted to the following costs.

Other emoluments

Amounts in euros (rounded figures) 2020
1
2019
2
2018
Ralph Hamers

779,900
4
613,000
5
561,000
Steven van Rijswijk (CEO role)
3
242,000 - –
Tanate Phutrakul 358,500 235,000 -
Steven van Rijswijk (CRO role)
3
169,000 367,000 369,000
1 The 2020 emoluments reflect the partial year as an Executive Board member for Ralph Hamers.

2 The 2019 emoluments for Tanate Phutrakul

reflect a partial year as an Executive Board member.
3 Steven van Rijswijk was appointed as CEO from 1 July 2020. His emoluments are divided between his role as CRO and then as CEO.

4 This amount does not consist of any exit arrangements due to the fact his departure was voluntary and therefore nothing has been agreed
or paid, which is fully in line with the 2020 EB remuneration policy.

5 The prior period has been updated to improve consistency and comparability.

Breakdown of other emoluments paid in 2020

Amounts in euros (rounded figures)
Ralph

Hamers
1
Steven van Rijswijk
(CEO role)
2
Tanate Phutrakul
Steven van Rijswijk
(CRO role)
2
Contribution individual savings 31,100 31,100 42,800 21,400
Individual savings allowance 193,100 192,400 257,200 128,800
Travel and

accident insurance
8,200 8,300 16,500 8,200
Other amounts
3
547,500 10,200 42,000 10,600
1 The 2020 emoluments reflect the partial year as an Executive Board member for Ralph Hamers.

2 Steven van Rijswijk was appointed as the new CEO as of 1 July 2020. The emoluments are divided between his role as CRO and then as
CEO.
3 Other amounts includes the following elements: personnel facility (mortgage), tax and financial planning, reimbursement of costs under the Directors & Officers indemnity provided by ING, redemption of the holiday allowance for Ralph Hamers and payment of director’s fees
for Tanate Phutrakul

as non-executive director at ING Belgium.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 109

Long-term incentives awarded in previous years
Long-term incentives to the Executive Board members

in previous years are disclosed in the table ‘ING shares
held by Executive Board members’.

In line with the 2020 EB remuneration policy we do not operate (active) long-
term incentive plans anymore.

Employee stock options
The table below contains information on outstanding employee stock options and movements during the
financial year of employee stock options held by the members of the Executive Board on 31 December 2020. This
includes employee stock options awarded prior to their appointment to the Executive Board. Please note that all
unexercised options lapsed in 2020 when the applicable stock option plans reached the end of their 10-year
lifespan.

Options held by Executive Board members
Number of options
Outstanding on
31 December
2019
Exercised
in 2020
Waived or
expired in
2020
Outstanding on
31 December
2020
Grant
price in

euros
Grant
date
Vesting
date
Expiry
date
Ralph Hamers 22,124 0 22,124 0 7.35
17 March
2010
17 March
2013
17 March
2020
Tanate Phutrakul 11,062 0 11,062 0 7.35
17 March
2010
17 March
2013
17 March
2020
Steven van Rijswijk 2,318 0 2,318 0 7.35
17 March
2010
17 March
2013
16 March
2020
Steven van Rijswijk 10,694 0 10,694 0 7.35
17 March
2010
17 March
2013
17 March
2020

Shares
Deferred shares are shares conditionally granted

subject to a tiered vesting over a period of five years (for
awards in 2020 and before), with the   ultimate value of each deferred share   based on ING ’s   share   price on the
vesting date. This is conditional on there being no holdback.

The main condition for exercise is that these require

continued employment through vesting date.

Shares vested for Executive Board members

during 2020
Number of shares
Shares
3
Grant date
Vesting date

End date of
retention
period
No. of
shares
granted
5
No. of
shares
vested
Vesting
price in
euros
No. of
unvested
shares
remaining
6
Ralph Hamers
1
LSPP
11 May

2017
11 May

2020
11 May 2022 23,092 4,619 5.15 -
LSPP
10 May

2018
11 May

2020
10 May 2023 18,547 2,225 5.15 -
LSPP 11 May 2020
11 May

2020
11 May 2025 25,726 10,290 5.15 -
Tanate Phutrakul
2
LSPP Units
4
25 March

2016
27 March

2020
N/A 7,987 1,065 5.73 -
LSPP Units
4
27 March

2017
27 March

2020
N/A 6,032 482 5.73 1,449
LSPP Units
4
27 March

2018
27 March

2020
N/A 4,972 397 5.73 1,592
LSPP
27 March

2019
27 March

2020
27 March
2021
2,837 227 5.73 908
LSPP
7
11 May 2020
11 May

2020
11 May 2025 17,694 7,078 5.15 10,616
Steven van Rijswijk
2
LSPP
27 March

2017
27 March

2020
27 March
2021
13,890 2,315 5.73 -
LSPP
27 March

2018
27 March

2020
27 March
2021
3,460 346 5.73 1,038
LSPP
10 May

2018
11 May

2020
10 May 2023 6,584 790 5.15 2,370
LSPP
11 May

2020
11 May

2020
11 May 2025 18,858 7,543 5.15 11,315
1 All the outstanding deferrals of Ralph Hamers lapsed when he voluntarily stepped down as an Executive Board member.

2 Shares granted to Tanate

Phutrakul (March 2016 to March 2019) and Steven van Rijswijk (March 2017 to March 2018) were awarded for their performance in positions prior to their Executive Board appointment.
3 All current Executive Board members participate in the ING Group Long-term Sustainable Performance

Plan (LSPP) and receive their
shares under its plan rules.

4 Deferred share units of Tanate

Phutrakul are cash settled instruments. The value of these are based on ING Group’s share price at the
vesting date. No retention period applies.
5 Number of shares granted includes both the deferred and upfront part awarded at the granting date.
6 The balance of unvested shares post holdback, where applicable.
7 The number of shares granted is split between the service period Tanate Phutrakul was a Management Board member and Executive
Board member.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 110

Total value

of vested and unvested shares of Executive Board

members - 2020

Amounts in euros (rounded figures) Vested shares
Unvested shares

Share price in euros
1
Total value

in
euros
Ralph Hamers 17,134 – 7.61 130,390
Tanate Phutrakul 9,249 14,565 7.61 181,225
Steven van Rijswijk 10,994 14,723 7.61 195,706
1 The opening share price on 31 December 2020.

Loans and advances to Executive Board members
The table below presents the loans and advances provided to Executive Board members that were outstanding
on 31 December 2020, 2019 and 2018. Since Ralph Hamers was no longer an Executive Board member on 31
December 2020, there is no information included for 2020. These loans were provided on market conditions with
due observance of the applicable policies within ING.

Loans and advances to individual Executive Board members – 2020

Amount in thousands of euros
Amount
outstanding 31
December
Average interest
rate Repayments
Steven van Rijswijk – – –
Tanate Phutrakul – – –

Loans and advances to individual Executive Board members – 2019
Amount in thousands of euros
Amount
outstanding 31
December
Average interest
rate Repayments
Ralph Hamers 2,402 1.4% 97
Tanate Phutrakul

- - -
Steven van Rijswijk - - -

Loans and advances to individual Executive Board members – 2018
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
December 2020, 2019 and 2018.

ING shares held by Executive Board members

Numbers of shares

2020 2019 2018
Ralph Hamers
1
– 93,833 67,392
Steven van Rijswijk 75,490 69,490 66,153
Tanate Phutrakul

13,251 9,200 -
1 Since Ralph Hamers was no longer an Executive Board member on 31 December 2020, there is no information included for 2020.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 111

2021 Executive Board remuneration

The Supervisory Board decided not to increase the base salary of the Executive Board members from 1 January
2021.

The pandemic did not result in any adjustment of the target areas compared to 2020. Therefore, for 2021 the
following target areas will be taken

into account:

Financial
◾

Profit before tax

◾

Return on equity

Non-financial

◾

Customer (except for CRO)

o

Increase number of primary customers as it leads to deeper relationships, greater customer
satisfaction and, ultimately,

customers choosing ING for more of their financial needs

o

Increase mobile sales per 1,000 active customers
o

Increase percentage of personal interaction

with customers
◾

People
o

Strengthen organisational health with a focus on four priority areas:

direction, leadership,
innovation & learning and role clarity

o

Strengthen ING’s leadership

cadre
o

Increase gender balance in ING’s leadership cadre
◾

Strategy

o

Deliver on digitalisation initiatives

o

Deliver on innovation initiatives
◾

Sustainability

o

Development of integrated climate

risk strategy
◾

Regulatory

o

Deliver commitments to regulators

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 112

Remuneration Supervisory Board
Supervisory Board remuneration policy
In line with the Dutch act implementing SRD II, the 2020 SB remuneration policy was presented to shareholders at the 2020 AGM. Based on the result of the binding vote (98.6% in favour), the 2020 AGM adopted the SB remuneration policy with retroactive effect

from 1 January 2020 until the 2024 AGM at the latest. The 2020 SB remuneration policy is disclosed in full on ing.com in the section ‘Remuneration’.

The Supervisory Board remuneration levels for 2020, similar to 2019, are shown below:

Supervisory Board remuneration structure
Annual fees in euros 2020
Chairman Supervisory Board 125,000
Vice chairman Supervisory Board 95,000
Supervisory Board member 70,000
Committee fees (annual amounts)
Chairman committee 20,000
Member committee 10,000
Attendance fees (per event)
Attendance fee outside country of residence 2,000
Attendance fee outside continent of residence 7,500

All fees are paid out fully in cash. No variable remuneration is provided to ensure that the Supervisory Board
members can maintain independence. The Supervisory Board members are not eligible for retirement benefits
nor any other benefits in relation to their position on the Supervisory Board. Members of the Supervisory Board
are reimbursed for their travel

and ING-related business expenses.

2020 Remuneration Supervisory Board
The table below shows the remuneration, including attendance fees for each Supervisory Board member.

All fees
for the Supervisory Board are paid directly by ING. The only exception to this is for Eric Boyer de la Giroday who
received payments from ING Belgium for his role in the Supervisory Board of ING Belgium.

2020 Remuneration Supervisory Board
2020 2019 2018
Amount in euros (rounded figures) Remuneration VAT Remuneration VAT Remuneration VAT
Hans Wijers (chairman) 173,000 36,000 167,000 35,000 153,000 32,000
Hermann-Josef Lamberti (vice-chairman)
1
48,000 141,000 139,000
Mike Rees (vice-chairman)
2
129,000 73,000
Jan Peter Balkenende 80,000 17,000 82,000 17,000 82,000 17,000
Juan Colombás
3
23,000
Mariana Gheorghe 108,000 119,000 105,000
Eric Boyer de la Giroday
1
38,000 108,000 108,000
Margarete Haase 105,000 98,000 63,000
Herman Hulst
4
68,000 14,000
Harold Naus
4
68,000 14,000
Herna Verhagen 100,000 21,000 25,000 5,000
1 Hermann-Josef Lamberti and Eric Boyer de la Giroday retired after the AGM on 28 April 2020. The remuneration figures for 2020 reflect a partial year as a member of the Supervisory Board.

2 Mike Rees became vice-chairman after the AGM on 28 April 2020.
3 Juan Colombás was appointed to the Supervisory Board by the AGM on 28 April 2020 and became effective on 1 October 2020. The remuneration figures for 2020 reflect a partial year as a member of the Supervisory Board.

4 Herman Hulst and Harold Naus were appointed to the Supervisory Board by the AGM on 28 April 2020 with effect from that date. The remuneration figures for 2020 reflect a partial year as a member of the Supervisory Board.

Compensation of former members of

the Supervisory Board not

included in the table above amounted

to nil in
2020, €176,000 in 2019 and

€333,000 in 2018.

Loans and advances to Supervisory Board members
Supervisory Board members may obtain banking and insurance services from ING Group and its subsidiaries in the ordinary course of their business and on terms that are customary in the sector.

The Supervisory Board
members do not receive privileged financial services. On 31 December 2020, there were no loans and advances outstanding to Supervisory Board members.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 113

ING shares and employee stock options held by Supervisory Board members
Supervisory Board members are permitted to hold ING shares as a long-term investment.

The table below shows
the holdings by members of the Supervisory Board on 31 December 2020, 2019 and 2018.

ING shares held by Supervisory Board members

Numbers of shares

2020 2019 2018
Hermann-Josef Lamberti
1
5,700 5,700
Eric Boyer de la Giroday
1
47,565 47,565
Margarete Haase 800 800
Herman Hulst 3,650
Harold Naus 1,645
1 Since both Hermann-Josef Lamberti and Eric Boyer de la Giroday retired after the 2020 AGM on 28 April 2020, there is no information included for 2020.

The following table contains information on employee

stock options outstanding and awards vested

for
Supervisory Board members.

Employee stock options on ING Groep N.V.

shares held by members of the Supervisory Board on 31 December 2020

Number of stock options
Outstanding on
31 December
2020
Expired in
2020
Outstanding on
31 December
2019
Expired in
2019
Outstanding on
31 December
2018
Expired in
2018
Eric Boyer de la Giroday - - - - – 113,479

2021 Remuneration Supervisory Board

The Supervisory Board decided not to change the fees for 2021.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 114

General information for all staff
FOR INFORMATION ONLY

AT 2021 ING GROEP N.V.

ANNUAL GENERAL MEETING (AGM)

The primary objective of ING’s remuneration

principles is to attract, motivate and retain

qualified and expert
leaders as well as senior staff (including Executive Board members)

and other highly qualified staff who have the
desired Orange Code values and behaviours, skills and knowledge to deliver on ING’s purpose and Think Forward
strategy in a sustainable way.

The remuneration principles are an integral part of ING’s

strategy and risk profile. They maintain a sustainable
balance between short and long-term value creation and build on ING’s long-term responsibility towards its
employees, customers, shareholders and other stakeholders.

Our approach to the remuneration principles did
not change in 2020.

Our remuneration principles apply to all staff and are embedded in ING’s

Remuneration Regulations Framework
(IRRF) and our people offer (OPO). Introduced in 2020, OPO sets out ING’s differentiating offer as an employer in
the marketplace and states what we

ask of our people in return. It gives guidance to our global people practices, while supporting our Think Forward Strategy.

The IRRF and OPO comply with relevant international and local legislation and regulations.

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
Performance driven
ING operates a fair,

objective and transparent performance management process linked to remuneration to steer and motivate

all
employees to deliver on its strategic goals, aiming to reward success and prevent rewarding for failure.
Sustainable

ING supports the sustainable recruitment, engagement and retention of all employees.

Performance management

We aim to reward for

success and avoid rewarding for failure.

That is why ING’s remuneration

approach is
strongly linked to a robust and transparent

performance management process. Outcomes of performance
evaluations (including collective and individual risk assessments) provide input for remuneration.

As not all
employees are eligible for variable remuneration there

is not necessarily a link to financial performance. In the
Netherlands, for example the vast majority of the employees do not receive any variable remuneration.

Step Up Performance Management is our global performance management approach applicable to the majority
of employees. It aims to improve people’s

individual performance and thereby team performance and ultimately
ING's performance. Step Up Performance Management is one of our people practices that help to increase focus,
alignment and transparency.

We do this through continuous conversations

between managers, employees and
teams. To

support these conversations, there are three formal

moments to discuss performance during the year:
target setting, mid-year review and year

-end evaluation.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 115

The Step Up Performance Management approach consists

of three dimensions:

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

excellent, well done and
improvement required.

Step Up Performance

Management does

not prescribe

the targets employees

should set.

However, the following
regulatory requirements

apply to specific

groups:

For employees eligible for variable remuneration,

a minimum of 50% non-financial priorities.

For all employees in control functions (Legal, Risk, Finance, Compliance, Audit and Human Resources), no
individual financial KPIs are allowed, unless required by local law.

For identified risk takers, risk mitigation

measures may lead to a downwards adjustment of the
performance outcome and negatively affect

variable remuneration (a risk modifier can be applied).

Total direct compensation
ING aims to provide total direct compensation or expected business and individual performance at levels which,
on average, are at the median of the markets

in which we operate, benchmarked against

relevant peer groups. In
line with the Dutch Banking Code, the current remuneration levels of the Executive

Board are below the median
of the peer group introduced with the 2020 EB remuneration policy.

This year, remuneration

levels for members
of the Management Board Banking were also benchmarked against the same peer group as the Executive Board.
The Executive Board and the other members of the Management Board Banking are on average below the
median. Three members of the Management Board Banking are on or slightly above the median. Due to their
ING-specific roles it is difficult to have a good comparison inside and outside of the financial industry in the
Netherlands as well as abroad. There are limited comparable positions for these roles. To ensure we adhere to
our 2020 EB remuneration policy,

we regularly monitor and benchmark salary levels across ING.

Fixed remuneration represents

a sufficiently high proportion, in line with the level of expertise and skills, and allows a fully flexible variable remuneration award.

When no variable remuneration is awarded, the
compensation level is still enough for a decent standard of living. Variable remuneration is performance driven,
subject to regulatory caps and prevents excessive

risk taking, where applicable.

The comprehensive process around variable remuneration

The awarding of variable remuneration, where

applicable, is based on group, business line and individual
performance criteria unless local legislation prescribes otherwise. In all ING countries, we adhere to the applicable variable remuneration caps.

For Identified Staff (i.e. staff considered to

have a material impact on ING’s risk profile),

at least 40% of variable
remuneration is deferred over

a period of three to five years with a tiered vesting schedule. Furthermore, at least
50% of variable remuneration is awarded in equity (or equity-linked instruments unless local legislation
prescribes otherwise).

Performance and risk assessment
ING applies measures to mitigate risk relating to variable remuneration.

Our global remuneration policy takes
into consideration risk, capital, liquidity and the likelihood and timing of earnings. Measures include pre-award
and post-award risk assessments of variable remuneration.
In 2020, the Management Board Banking and the Supervisory Board approved the Variable

Remuneration
Accrual Model (VRAM) set-up and approach to determine the 2020 discretionary risk-adjusted variable
remuneration pools.

The VRAM takes a holistic view of the overall performance

of ING across three key dimensions:

(i)

financial,

(ii)

non-financial, and

(iii)

risk.

Within each of these three elements specific criteria are used to measure performance (e.g. profit, return on equity, customer,

people, strategy,

sustainability as well as financial and non-financial risk).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 116

The proposal for the variable remuneration pool is prepared

by Human Resources, Risk and Finance, and follows
the VRAM’s step-by-step

process and construct including CEO discretion to adjust the proposed variable remuneration pool. The CEO considers several

factors when making this decision. This discretion is checked by the Supervisory Board and requires their approval.
The Management Board Banking reviews the variable remuneration pool on behalf of the Supervisory Board,
taking into account the advice of the Risk Committee and the Remuneration

Committee.

The total variable remuneration pool (for individual and collective variable remuneration), encompasses all
employees eligible for variable remuneration globally,

including Identified Staff.

ING takes a multi-step approach to determine whether to

award variable remuneration in a given performance
year and the maximum amount of the pool. Within this process, a range of risk elements is assessed at various levels and, where appropriate, risk adjustments are made to the variable remuneration pools.

Performance hurdles
To unlock the discretionary

variable remuneration pools, both of the following performance hurdles must be
met. These are:

The Common Equity Tier 1 (CET1) ratio must be at or above the threshold established by applicable regulations;

The return on equity (underlying RoE) is equal to or higher than the percentage determined at the
beginning of each performance year by the Management Board Banking and the Supervisory Board.
Underlying RoE, in line with the VRAM Policy (as established in PY 2019) and approved by governing bodies, can be adjusted due to one-time charges or infrequent occurrences, such as but not limited to macro-economic events and pandemic events, during a given performance year.

A variable remuneration pool is also separately accrued for staff in control functions and support functions and
for those employees subject to a collective variable remuneration plan. The amount is defined by the
Management Board Banking and approved by the Supervisory Board.

Risk adjustments
In determining the overall size of the variable remuneration pool, a multi-layered, consistent and bank-wide
approach for risk tests and adjustments is applied to the process, based on an assessment by the CRO.

To establish

appropriate risk-adjusted

variable remuneration pools, ex ante risk adjustments

are made based on
measures used to assess the bank’s current

and future risks and whether performance sufficiently aligns with risk appetite levels. The risk adjustment assessment includes measurements on ‘forward looking’ capital, liquidity and
non-financial risk, where adjustments are made on deviation from risk appetite.

In addition, ex post risk adjustments are a key element

in the process of determining both final variable
remuneration pools and individual awards. Here, the CRO may

provide additional input at a more granular level
to adjust ING’s overall,

business line and/or country variable remuneration pools based on their risk management performance.

The ex-ante and/or ex-post risk adjustments require

Supervisory Board approval, taking into account the input of the Risk and Finance functions and the advice of the Risk Committee and Remuneration Committee.

The final risk adjustment measure lies in the individual performance assessment itself.

An employee’s
performance is extensively assessed before variable

remuneration is proposed and awarded. Every

manager
carefully assesses the performance delivered by their individual team members on the basis of pre

-agreed
performance priorities and in line with the Step Up Performance Management framework. In addition, managers have the discretionary power to lower the proposed variable remuneration if risk taking is perceived as
inappropriate. In this way,

variable remuneration is aligned with any additional risks identified on an individual basis during the performance year.

Additional risk requirements apply to Identified Staff who are considered risk takers in accordance with CRD IV.
These risk requirements set the minimum standards to be met during the performance year.

Deviation from
these standards may lead to downward adjustment

of the variable remuneration, a so-called risk modifier.

This
process is run independently by the Risk function for which the CRO is ultimately responsible. Within the
Executive Board, risk modifiers were applied to the CEO

for the performance year 2020. The Supervisory Board,
advised by its Risk Committee, is responsible for risk modifiers within the Management Board Banking.

Finally, a post-award

risk assessment can be applied. This assessment analyses whether any events or findings occurred that should lead to a downward adjustment of variable remuneration of previous years by applying a
holdback (i.e., forfeiture of up to 100% of the awarded, but unvested,

variable remuneration) or clawback
(surrender of up to 100% of the paid or vested variable remuneration).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 117

Shareholders’ mandate to exceed 100% variable remuneration cap
ING’s remuneration

policies comply with international and local legislation and regulations. Under the Dutch
WBFO (which sets various requirements on remuneration), financial institutions are permitted to set a variable
remuneration cap higher than 100% (but not higher than 200%) of fixed remuneration for employees outside of
the European Economic Area (EEA), provided that the higher cap is approved by shareholders and does not
conflict with ING’s capital adequacy requirements.

At the 2017 AGM, shareholders approved to apply an

increased maximum percentage of up to 200% for
employees outside the EEA for a period of five performance years until end-2021. For

2020, it was applied to zero
employees worldwide. At the 2021 AGM, we will ask for a new mandate to apply an increased maximum
percentage of up to 200% for employees outside the EEA for a further period of five performance years, from
2022 until 2026. This mandate is rarely used by ING and was applied to zero employees worldwide in 2018 and
2019.

2020 specifics

ING awards variable remuneration across the global organisation in line with our remuneration principles, global
and local legislation and market practices. The awarding of variable remuneration, where applicable, is based on
group, business line and individual performance criteria, both financial and non-financial, and comes in the form of discretionary and collective variable remuneration.

Collective variable remuneration is based on collective labour agreements and/or profit sharing schemes that are
driven by regulation, law and/or workers

council agreements in various countries. Over the past years the total amount of collective variable remuneration has been relatively stable and typically accounted for around 25% of
the total amount of variable remuneration.

The award of discretionary variable remuneration is based on a clear,

transparent and verifiable mechanism for
measuring performance and applying adjustments for risks (the Variable

Remuneration Accrual Model or VRAM).
The starting point is an aggregate of the individual target incentive amounts from all eligible employees across
the group. The next step is to unlock the discretionary pool based on the results of the performance hurdles.
First, the underlying RoE was calculated and this performance hurdle passed. The underlying RoE, in line with the
VRAM Policy and approved by governing bodies, has been adjusted for macro-economic and pandemic events
during performance year 2020. The CET1 performance hurdle was also calculated and passed. Subsequent to the
results of these performance hurdles the discretionary pool was unlocked. This ‘discretionary pool’ is then
subject to a number of adjustments including for

financial and non-financial performance and for risk.

In 2020 the impact of COVID-19 presented unprecedented challenges for ING. While considerations around staff
well-being and the wider societal impact of the pandemic are paramount, these circumstances have led to
weaker performance results and this led to a negative

adjustment to the discretionary pool. Furthermore, in line
with our policy, executive

discretion was applied to further adjust the pool amount downwards in light of declining financial performance and recognising broader stakeholder interests. Overall, these adjustments
accounted for a downward adjustment

of the discretionary pool amount by approximately 26% from target discretionary pool and resulting in approximately 20% decline versus the previous performance year.

A
differentiated approach was

taken in the allocation of the discretionary variable remuneration,

with a
significantly larger reduction for senior leaders than for junior employees

(on average 30% reduction for senior
leaders).

The total actual amount of both discretionary and collective variable remuneration awarded to all eligible
employees globally for 2020 was €314.2 million (€93.6 million in collective variable remuneration),

compared to
total staff expenses of €5,812 million. For 2019, the total

amount was €378.0 million (€98.0 million in collective
variable remuneration) on €5,755 million staff expenses

and €303.1 million (€93.9 million in collective variable
remuneration) out of €5,420 million in 2018.

In 2020, two employees – excluding members of the Management Board

Banking – were awarded total annual
remuneration (including employer pension contributions and excluding severance payments made) of €1 million
or more.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 118

C.   Board practices
For information regarding

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

D.   Employees
The average number of employees at a full time equivalent basis was 55,901 at the end of 2020, of which 15,201
or 27%, were employed in the Netherlands. Substantially all of the Group’s

Dutch employees are subject to a
collective labor agreement covering ING in the Netherlands.

The distribution of employees with respect to the Group’s

continuing operations for the years 2020, 2019 and
2018 were as follows:

Number of employees
Netherlands Rest of the world Total
2020 2019 2018 2020 2019 2018 2020 2019 2018
Total average

number
of internal employees at full time
equivalent basis
15,201 14,415 13,600 40,701 39,016 38,633 55,901 53,431 52,233

The Group employs a significant numbers of temporary employees. The average number of temporary
employees, not included in the table above, at a full time equivalent basis was 7,886 at the end of 2020.

E.   Share ownership
For information regarding share

ownership, see Item 6.B of this Form 20-F and Note 27 ‘Staff expenses’ to the consolidated financial statements.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 119

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

To the best

of our knowledge, as of 31 December 2020, no holder of ordinary shares or ADSs, other than
BlackRock Inc. held 3% or more of ING Group’s issued share

capital.

On 4 February 2019, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 233,492,874 ordinary shares of ING Group as of 31 December 2018, representing 6.0% of ING
Group’s issued share capital.

On 5 February 2020, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 259,231,767 ordinary shares of ING Group as of 31 December 2019, representing 6.7% of ING Group’s

issued share capital. On 29 January 2021, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 289,185,500 ordinary shares of ING Group as of 31
December 2020, representing 7.4% of ING Group’s issued share capital.

On 31 December 2020, ING Groep N.V.

and its subsidiaries held 571,671 ordinary shares or ADSs, ,representing
0.01% of ING Group’s issued share capital.

ING Groep N.V.

does not have voting rights in respect of shares and
ADSs it holds or which are held by its subsidiaries. Pursuant to section 5.3 of the Dutch Financial Supervision
Act (“Major Holdings Rules”), any person who, directly or indirectly,

acquires or disposes of an interest in the
voting rights and/or the capital of (in short) a public limited company incorporated under the laws of the
Netherlands with an official listing on a stock exchange within the European Economic

Area, as a result of
which acquisition or disposal the percentage of his voting rights or capital interest

- whether through
ownership of shares, American depositary receipts (ADRs) or any other financial instrument, whether stock-
settled or cash-settled, such as call or put options, warrants, swaps or any other similar contract - reaches,
exceeds or falls below the threshold levels of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%
is required to provide updated information

on its holdings. As a result, other than based on information available from public filings available under the applicable laws of any other jurisdiction, ING Groep

N.V.

is not
aware of any changes in the ownership of ordinary shares or ADSs between the thresholds levels mentioned in
the previous sentence.

On 31 December 2020, no person is known to ING Groep N.V.

to be the owner of more than 10% of the
ordinary shares or ADSs. As of 31 December 2020, members of the Supervisory Board and their related third parties held 5,295 Ordinary Shares. Members of the Supervisory Board do not hold ING options.

As at 31 December 2020, members of the Executive Board and their related third parties held 88,741

ordinary
shares.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 120

As at 31 December 2020 ING Groep N.V.

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
As of 31 December 2020 ING Groep N.V.

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
to Note 49 “Related parties”

in the consolidated financial statements.

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 121

Item 8.   Financial information
A.   Consolidated statements and other financial information
Consolidated statements
For information regarding consolidated

statements and other financial information, see Item 18 of this Form
20-F.

Legal Proceedings
For a description of ING’s legal proceedings,

see Note 45 ‘Legal proceedings’ in the consolidated financial statements.

Policy on dividend distribution

In the third quarter of 2020, ING announced a change in its distribution policy from a progressive dividend to a pay-out ratio of 50% of resilient net profit and additional return of structural excess capital. For detailed
information on ING’s 2020 dividend, reference

is made to Note 51 ‘Capital Management’.

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

- Netherlands Taxation”.

B.   Significant changes
For information on subsequent events reference

is made to Note 50 ‘Subsequent events’ of the consolidated
financial statements.

Since 31 December 2020, until the filing of this report, no other significant changes have occurred in the financial statements of the Group included in “Item 18 Consolidated Financial Statem ents” of this document.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 122

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 123

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

E.   T axation
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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 124

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
Dividends include:

i.

dividends paid in cash and in kind;

ii.

deemed and constructive dividends;

iii.

the consideration for the repurchase or redemption of shares in excess of the qualifying average paid-
in capital unless such repurchase is made for temporary investment purposes or is exempt by law;

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 125

Reduction of Dutch dividend withholding tax based on the Tre aty
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

portfolio
management.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 126

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

with respect to the Ordinary Shares, but only to the extent
such distribution is not in excess of ING Groep N.V.’s

current and accumulated earnings and profits as
determined for United States federal

income tax purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-
taxable return of capital to the extent

of a U.S. Shareholder’s basis in the Ordinary Shares and thereafter as capital gain. Because ING Groep N.V.

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
days before the ex-dividend date

and meets other holding period requirements. Dividends paid by ING Groep
N.V.

with respect to the Ordinary Shares generally will be qualified dividend income, provided that, in the year that you receive the dividend, we are eligible for the benefits of the Treaty.

We believe that we are currently
eligible for the benefits of the Treaty

and we therefore expect that dividends on the Ordinary Shares will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty.

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 127

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

over the shorter of the three preceding taxable years

or
the portion of the holder’s holding period that preceded the current taxable year.

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 128

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 129

Item 11. Quantitative

and Qualitative
Disclosure of Market

Risk
See “Item 5. Operating and Financial Review and Prospects – Factors

Affecting Results of Operations” and
“Additional information

- ING Group Risk Management” for these

disclosures, including disclosures relating to
operational, compliance and other non-market-related

risks.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 130

Item 12. Description of Securities Other
Than Equity Securities
A.   Debt securities
This item does not apply to annual reports on Form 20-F.

B.   Warrants and rights
This item does not apply to annual reports on Form 20-F.

C.   Oth er securities
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
$5.00 for each 100 ADSs (or portion
thereof) reduced, cancelled or
surrendered.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 131

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

Fees and Payments made by the ADR depositary to

ING

In consideration for acting as depositary,

the ADR depositary has agreed to provide ING with certain amounts on an annual basis. In the year ended 31 December 2020, the ADR depositary paid aggregate fees and made other direct and indirect payments to ING in an amount of USD 3,335,215.

Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by
ING, ING is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on
behalf of ING.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 132

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

404). These regulations require that
the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of ING Group report and certify on an annual basis on the effectiveness of ING Group’s

internal control over financial reporting. Moreover,

the external
auditors are required to provide an opinion on the effectiveness of ING Group’s internal

control over financial
reporting.
SOX 404 activities are organized along the lines of the governance structure, and involve the participation of
senior management across ING. Following the SOX 404 process, ING is in the position to publish an unqualified statement that the Company’s

internal control over financial reporting was effective

as of 31 December 2020.
The SOX 404 statement by the Executive

Board is included on this page, followed by the report of the external auditor as issued on Form 20-F.

Disclosure Controls and Procedures

The Company’s management, under the supervision and with the participation of the CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls
and procedures. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls
and procedures were effective as of December 31, 2020, the end of the period covered by the 2020 Form 20-F.

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
◾

Pertain to the maintenance of records that,

in reasonable detail, accurately and fairly reflect the
transactions and dispositions of assets of ING;

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 133

◾

Provide reasonable assurance that transactions are recorded

as necessary to permit preparation of
financial statements in accordance with generally accepted

accounting principles, and that our receipts
and expenditures are being made only in accordance with authorisations of our management and directors; and
◾

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

The Executive Board assessed the effectiveness of internal

control over financial reporting as of 31 December
2020. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of
Sponsoring Organisations of the Treadway

Commission (“COSO”) in Internal Reporting – Integrated Framework
(2013 Framework). Based on the Executive Board’s

assessment and those criteria, the Executive Board concluded that the Company’s internal control

over financial reporting was effective as of 31 December 2020.

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

ING Groep N.V.:

Opinion on Internal Control Over Financial Reporting
We have audited ING Groep N.V.

and subsidiaries’ (‘the Company’) internal control over financial reporting as of
December 31, 2020, based on criteria established in Internal Control – Integrated

Framework (2013) issued by
the Committee of Sponsoring Organizations of the Treadway

Commission. In our opinion, the Company
maintained, in all material respects, effective

internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated

Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway

Commission.

We also have audited, in accordance with the standards

of the Public Company Accounting Oversight Board
(United States) (‘PCAOB’), the consolidated statements

of financial position of the Company as of December 31,
2020 and 2019, the related consolidated statements

of profit or loss, comprehensive income, changes in equity,
and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes
and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively,

‘the consolidated financial statements’), and our report dated
March 8, 2021 expressed an unqualified opinion on those consolidated financial statements.

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
Exchange Commission and the PCAOB.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 134

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

and (3)
provide reasonable assurance regarding prevention

or timely detection of unauthorised acquisition, use, or
disposition of the company’s assets that could have a material effect on the financial statements.
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
March 8, 2021

Item 16A. Audit Committee Financial Expert
The Supervisory Board has determined that Margarete Haase, who is a member of the Supervisory Board, qualifies as an “audit committee financial expert” as defined by the SEC pursuant to section 407 of the Sarbanes-
Oxley Act of 2002. The Supervisory Board has further determined that Margarete Haase is “independent”,

as
defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934. She was appointed as a member of the
Supervisory Board at the General Meeting in May 2017 and her appointment became effective as per 1 May
2018, as decided by the Supervisory Board in January 2018. Margarete Haase is chairwoman of the Audit
Committee.
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

◾

We are honest.

◾

We are responsible.

◾

We are prudent.

Our behaviours. The commitments we make to each other and the standards by which we measure each other’s performance:

◾

You take

it on and make it happen.

◾

You help others to

be successful.

◾

You are always

a step ahead.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 135

The Orange Code is supported by a compliments tool, kudos, that allows employees to give each other
compliments based on Orange Code behaviours. Employees are introduced to the Orange Code early with new
joiners invited to complete a global online e-learning introduction module that explains more about ING’s
culture, how we work and what we expect from employees. In 2019, ING also developed a global code of conduct
that builds on the Orange Code and sets the standards we expect our people to uphold. This ING Global Code of
Conduct was launched in February 2020. All employees were requested to perform online e-learning explaining
the Global Code of Conduct in more detail and signed off on adherence to the Global Code of Conduct.

Our Orange Code is included within the performance management process and discussed throughout the year.

It
is also linked to our Employee Value Proposition

(or Our People Offer), which forms the basis of all people-
related programmes. Through these activities, our aim is to develop a culture that is focused on long- term value
creation.

The Orange Code applies to all employees worldwide, including the principal executive, financial and accounting officers. The values and behaviours of the Orange Code are available on the ING website at
https://www.ing.jobs/Global/Careers/Orange

-code.htm.

In 2020, there were no amendments to the Orange Code. ING did not grant any waivers (including implicit
waivers) under the Orange Code to the principal executive,

financial or accounting officers in 2020.

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

-us/Compliance/Information-Barriers-
Conflicts-of-Interest.htm.

The Conflict of Interest Policy “aims to identify,

assess, manage and mitigate or prevent actual and potential
conflicts between ING customers and between the interests

of ING an the private interests of ING Employees,
including members of ING’s Senior Management which could adversely influence the performance of their duties
and responsibilities”.

In 2020, an updated Conflicts of Interest was launched and implemented throughout

ING globally.

. ING did not
grant any waivers (including implicit waivers)

under the Conflicts of Interest Policy to the principal executive, financial or accounting officers in 2020.

Regarding reporting of breaches of the Orange Code, encouraging a speak up culture and raising concerns about
suspected or actual criminal conduct, unethical conduct or other misconduct by or within ING, ING maintains a
Whistleblower Policy next to the standard reporting

and escalation lines. This requires prompt internal reporting of violations of the Orange Code and applies to all employees worldwide, including the principal executive, financial and accounting officers. A description of the Whistleblower Policy is available on the ING website at
www.ing.com/About

-us/Compliance/ING-Group-Whistleblower-Policy.htm.

ING did not grant any waivers (including implicit waivers)

under the Whistleblower Policy to the principal
executive, financial or accounting officers in 2020.

Banker’s Oath

All employees working for ING in the Netherlands (including ING's principal executive, financial or accounting officers) take the Banker's

Oath. The oath contains a set of principles affirming the banking industry's commitment to maintain high standards of ethical behaviour.

Accountability and a disciplinary sanction
mechanism are linked to breaches of these principles.

Compliance is trained to support employees in dealing with dilemmas via workshops and dialogue sessions, using the Orange Code Decision Making

model (a so-called “four-step approach” weighing the rights and interest of
stakeholders involved).

In 2020, there were no amendments to the Banker's Oath. ING did not grant any waivers under the Banker's Oath
to principal executive, financial or accounting officers in 2020. The text of the Banker’s oath can be found here:
https://www.ing.com/About

-us/Corporate-governance/Dutch-Banking-Code.htm

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 136

Item 16C. Principal Accountant

Fees and
Services

At the Annual General Meeting held on 23 April 2019, KPMG was re-appointed as the external audit firm for

ING
Group for the financial years 2020 through 2023. This appointment includes the responsibility to provide an audit
opinion on the financial statements and internal control over financial reporting on 31 December 2020 and to
report on the outcome of these audits to the Executive Board and the Supervisory Board.

The external auditor may be questioned at the Annual General Meeting in relation to its audit opinion on the
financial statements. The external auditor will therefore

attend and be entitled to address this meeting. The
external auditor attended the meetings of the Risk Committee and of the Audit Committee and attended and
addressed the 2020 Annual General Meeting, at which the external auditor was questioned about its audit opinion.

The external auditor may only provide services to ING Group and its subsidiaries with the permission of the Audit
Committee, in line with the ING Group Policy on External Auditors’ Independence. All services were approved by
the Audit Committee.

More information on the ING Group Policy on External Auditors’

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
engagements.

Tax

fees
Over 2020 no tax fees were paid. Under the current ING Policy on External Auditor Independence most tax
services are prohibited and some tax services are only allowed after specific approval under an ‘exception
procedure’.

Reference is made to Note 28 ‘Other operating

expenses’ in the consolidated financial statements for

audit,
audit-related, tax and all other fees

paid to the external auditors in 2020, 2019 and 2018.

Item 16D. Exemptions

from the Listing
Standards for

Audit Committees
Not applicable.

Item 16E. Purchases of Equity

Securities by
the Issuer and Affiliated Purchasers
There were no purchases by us or any of our affiliated purchasers of any of our equity securities registered
pursuant to Section 12 of the U.S. Securities Exchange Act of 1934 during the fiscal years ended December 31,
2020 and 2019.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 137

Item 16F.

Changes in Registrant’s

Certifying
Accountant
Not applicable.
Dutch Corporate Governance Code
ING Group uses the Dutch Corporate Governance Code (DCGC) as reference for its corporate governance
structure and practices.

ING’s application of the DCGC is described in the 2020 ‘Application of the Dutch Corporate Governance Code by
ING Groep N.V.’,

dated 8 March 2021, available on ing.com. This is to be read in conjunction with this chapter and is deemed to be incorporated into this chapter.

The DCGC can be downloaded from the website mccg.nl.

Dutch Banking Code
The Dutch Banking Code (Banking Code), is only applicable to ING Bank N.V.

(ING Bank) and not to ING Group.
However,

ING Group voluntarily applies the principles of the Banking Code regarding remuneration to its
Executive Board members and senior management. The application by ING Bank is described in the 2020 publication ‘Application

of the Dutch Banking Code by ING Bank N.V.’,

dated 8 March 2021, available on ing.com.

The Banking Code can be downloaded from the website nvb.nl/english/.

Differences between Dutch and US corporate governance practices
ING Group is a public limited liability company (naamloze vennootschap) organised under the laws of the
Netherlands. It qualifies as a foreign private issuer under the US Securities and Exchange Commission (SEC) rules and for the purposes of the New York Stock

Exchange (NYSE) listing standards. Under NYSE listing standards, listed companies that are foreign private

issuers are permitted to follow home-country practice

in some
circumstances, in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE
Listed Company Manual applicable to US-listed companies. In accordance with the requirements of the SEC and
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

•

NYSE listing standards generally require

a majority of board members to be ‘independent’ as determined under the NYSE listing standards. Under the DCGC, all members of the supervisory board, with the exception of not more than one person, should be ‘independent’ as determined under the DCGC. However,

the
definition of ‘independent’ under the DCGC differs in its details from the definition of ‘independent’ under the
NYSE listing standards. In some cases, Dutch requirements

are stricter; in other cases the NYSE listing
standards are stricter . All members of ING’s Supervisory Board, are independent as determined under the
DCGC.

•

NYSE listing standards require a US company to

have a compensation committee and a nominating/corporate
governance committee, each composed entirely of independent director

s

(as determined under the NYSE
listing standards). ING’s

Nomination and Corporate Governance Committee

and Remuneration Committee are
composed entirely of members of the Supervisory Board who are independent as determined under the

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 138

DCGC.

•

NYSE listing standards require that, when a member of the audit committee of a US company serves on four
or more audit committees of public companies, the company should disclose (on its website, in its annual proxy statement or in its annual report filed with the SEC) that the board of directors has determined this
simultaneous service would not impair the director’s service to the company.

Dutch law does not require the
Supervisory Board to make such a determination.

•

In contrast to the NYSE listing standards,

the DCGC contains an ‘apply-or-explain’

principle, offering the
possibility of deviating from the DCGC. For any deviations by ING Group, please refer to the paragraph ‘Dutch
Corporate Governance Code’.

•

NYSE listing standards applicable to US companies require external auditors to be appointed by the audit
committee. By contrast, Dutch

law requires ING Group’s external

auditors to be appointed by the General
Meeting and not by the Audit Committee. The Audit Committee is responsible for preparing the Supervisory
Board’s nomination to the General

Meeting for the appointment and remuneration of ING Group’s

external
auditor,

and annually evaluates the independence and functioning of, and developments in the relationship with, ING Group’s external

auditor and informs the Supervisory Board of its findings and proposed measures.

•

Under NYSE listing standards, shareholders of US companies must be given the opportunity to vote on all
equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth
in the NYSE rules. The NYSE rules require a shareholder vote on all equity compensation plans applicable to any employee, director or other service provider of a company.

The results of such votes are advisory in
nature rather than binding. Under Dutch law and the DCGC, binding shareholder approval is only required for
equity compensation plans (or changes thereto) for members of the executive board and supervisory board,
and not for equity compensation plans for other groups of employees.

Item 16H. Mine Safety

Disclosure
Not applicable.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 139

PART

III.

Item 17. Consolidated Financial Statements
Not applicable.

Item 18. Consolidated Financial Statements
Reference is made to the Consolidated financial statements

of ING Group on page F-249.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F 140

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1
Amended and Restated Articles of Association of ING Groep N.V.,

dated May 6, 2020
(incorporated by reference

to Exhibit 99.1 of ING Groep N.V.’s

Report on Form 6-K

filed on 25
August 2020)
Exhibit 2.1
Description of Securities Registered under Section 12 of the Exchange Act
Exhibit 2.2
Subordinated Indenture, dated 18 July 2002, between the Company and The Bank of New
York,

(incorporated by reference

to Exhibit 2.1 of ING Groep N.V.’s

Annual Report on Form 20-
F for the year ended 31 December 2002, File No. 1-14642 filed on 27 March 2003)

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

ING Group Annual Report 2020 on Form 20-F 141

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

ING Groep N.V.
(Registrant)

By:/s/T.

Phutrakul
T. Phutrakul
Chief Financial Officer

Date: March 8, 2021

ING
Business lines
Retail Benelux
Retail Challengers & Growth markets
Wholesale Banking
Corporate Line
Business activities
Savings
Residential mortgages
Payment accounts
Investment products
Consumer lending
SME/business lending
Savings
Residential mortgages
Payment accounts
Investment products
Consumer lending
SME/business lending
Lending
Daily banking and trade finance
Financial markets
Capital management
Funding
Support functions
Treasury
Risk profile
Solvency risk, credit risk, market risk, funding and liquidity risk, ESG risk, operational risk, IT risk, compliance risk, business risk, model risk

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 142

Risk management
The Covid-19 pandemic and subsequent lockdown measures have

thrown the
world into turmoil. The global economy shrank in 2020 as domestic demand
and supply, trade

and finance have been severely disrupted. This section
explains ING’s

approach towards risk management and how

this was impacted
by the Covid-19 pandemic.

As a global financial institution with a strong European base, offering banking services, ING is exposed to a variety of risks. We manage these risks through a comprehensive

risk management framework that integrates

risk
management into daily business activities and strategic planning. This safeguards

ING’s financial strength

and
reputation by promoting the identification, measurement

and control of risks at all levels of the organisation.
Taking measured risks

is core to ING’s business.

The risk management function supports the Executive Board in formulating the risk appetite, strategies,

policies
and limits. It provides review,

oversight and support functions throughout ING on risk-related items. ING’s main
financial risks exposures are to credit risk (including transfer risk), market risk (including interest rate,

equity, real
estate, credit spread, and foreign exchange

risks), funding and liquidity risk, and business risk. ING is also exposed to non-financial risks such as operational,

IT and compliance risks, as well as to model risks. The ING Group chief risk officer (CRO) is also the CRO of ING Bank.

This section sets out how ING manages its risks on a day-to-day basis. It explains how the risk management function is embedded within the organisation based on the ‘three lines of defence’ model. It describes the key risks that arise from ING’s business model and how these are managed by dedicated risk management
departments, with various specific areas of expertise. The section provides qualitative and quantitative disclosures about solvency, credit,

market, funding and liquidity,

ESG, business, operational, IT,

compliance and
model risks.

Risk profile
This chart provides high-level information on the risks arising from ING’s business activities:

Risk profile

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 143

Top and emerging risks
The risks listed below are defined as existing and emerging risks that may have a potentially significant impact on
our financial position or our business model. They may have a material impact on the reputation of the company, introduce volatility in future operational results, or impact ING’s medium and long-term strategy including the
ability to pay dividends, maintain appropriate levels of capital or meet liquidity and funding targets. An emerging
risk is defined as a risk that has the potential to have a significant negative effect on our performance, but whose
impact on the organisation is currently more difficult to assess than other risk factors that are not identified as
emerging risks.

The topics have emerged as part of the annual risk assessment that is performed as part of the Stress Testing
Framework and the Risk Appetite Framework. The sequence in which the risks are presented below is not
indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

The 2020 risk assessment confirmed our top and emerging risks. The top risks in 2020 are related to financial
crime, cybercrime and a persistent low interest rate

environment.

On top of that, the Covid-19 pandemic
impacted our business environment. Climate change risk remains an important risk, reflecting the impact that
climate change may have for the financial position and/or

reputation of ING.

Covid-19 pandemic
Covid-19 was declared a global pandemic by the World Health Organization on 11 March 2020. Various countries
and local governmental authorities across the world have introduced measures aimed at preventing the further
spread of Covid-19. Read more in ‘The world around us‘.

In addition, governments in various countries have introduced measures aimed at mitigating the economic
consequences of the outbreak. For example, the Dutch government has announced economic measures aimed at
protecting jobs, households’ wages and companies, e.g., by way of tax payment holidays, guarantee schemes and
a compensation scheme for heavily affected sectors

in the economy. These announced measures and any
additional measures, including any payment holidays with respect to mortgages or other loans, have had and
may continue to have a significant impact on ING’s

customers and other counterparties. Read more in ‘Our
business’, in ‘Credit

risk’ and in Note 51 ‘Capital Management’.

The Covid-19 pandemic has affected all of ING’s

businesses. These effects have included increased volatility, widening of credit spreads, and credit deterioration of loans to ING’s customers. The 2020 risk costs were
impacted by a combination of increased collective provisioning reflecting the worsened macroeconomic
indicators and uncertainty,

higher individual Stage 3 provisions, negative rating

migration and manual overlays to
address the risk on payment holidays and for the delay in observed defaults as a result of the Government
support measures.

Sectors particularly impacted by the Covid-19 pandemic were Aviation (Transportation

and
Logistics), Hospitality and Leisure (Services and Food, Beverages and Personal Care)

and Non-food retail (Retail).

Increased attention is being paid to our financial risks. This was especially true during the initial phases of the pandemic, which included high frequency calls between senior management of the bank, as well as with external stakeholders like

the ECB, to intensely monitor developments relating to

liquidity, market

and credit risks. ING
also performed several types of stress tests and sectoral

reviews to assess the potential impact on its financial
position, which helped ING to get further insights into the potential impact and to define appropriate mitigating
actions. Read more in ‘Credit risk’,

‘Market risk’ and ‘Funding and Liquidity risk’.

Basis of disclosures (*)
The risk management section contains information relating to the nature and extent of the risks of
financial instruments as required by International Financial Reporting Standards

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

This risk management section also includes additional disclosures beyond those required by IFRS standards, such as certain legal and regulatory disclosures. Not all information in this section can be
reconciled back to the primary financial statements and corresponding notes,

as it has been prepared
using risk data that differs to the accounting basis of measurement.

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
website ing.com.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 144

ING is monitoring the evolving Covid-19 pandemic carefully to understand the impact on its people and business.
A central ING team has been set up to monitor the situation globally and provide guidance on health and safety measures, travel advice, and business continuity for our company.

In addition, a situation in which most or some
of ING’s employees continue working

from home may raise operational risks, including with respect to information security,

data protection, availability of key

systems and infrastructure

integrity. Read

more in ‘Non-
financial risk’.

The duration of the pandemic and the impact of measures taken in response by governmental authorities,
central banks and other third parties remain uncertain. Recent increases in Covid-19 infection rates amplified
uncertainty and affect the recovery path. Potential

economic implications for the countries and sectors where
ING is active, which could have a material adverse effect

on ING’s business and operations, are continuously
being identified, assessed and monitored in order to execute possible mitigating actions.

Geopolitical risk
ING`s business and portfolios are exposed to geopolitical risks such as political instability,

social unrest or military
conflicts, which could adversely affect our operations.

Global tensions over trade, technology and ideology pose
challenges and have negative effects

for economic growth. The Covid-19 pandemic could accelerate and amplify the negative impact, with divergence both between and within countries leading to increased inequality.

The US-China relationship stands out as an important geopolitical risk, with (related) trade tensions, negatively
impacting global growth. Increasing protectionism between key countries could lead to a slowdown in global
production and adversely affect global trade and investments

.

On 24 December 2020, the United Kingdom and the European Union agreed a post-Brexit "EU-UK Trade

and
Cooperation" Agreement (the “TCA”). The financial services provisions of the TCA are very limited. UK-based financial services providers lost EU passporting rights from 1 January 2021 and EU-UK financial services have become subject to unilateral equivalence decisions. The EU and UK regulators have taken measures to address
overall financial stability risks (e.g. extension to recognition of UK CCPs).

ING’s Brexit preparations

were predicated on a no trade deal outcome and certain business model adaptations have been implemented to ensure the continuity of business post-Brexit.

ING was well prepared with both our
EU and UK post-Brexit authorisations. ECB’s

authorisation decision conditions have been met or are on track for their September 2021 due dates. Pending PRA & FCA authorisation decision, UK Temporary

Permissions Regime
is allowing continuity of UK branch authorisation from 1 January 2021. Some FM trading activities will move from
London to Amsterdam as a result of Brexit.

ING continuously monitors the developments and outlook in geopolitical risk and assesses what impacts these may have on our portfolios. Internal stress

testing and scenario analyses are used to assess the potential impact and adjust the limits to exposures according to our risk appetite.

Financial economic crime
Knowing who we do business with helps us protect our customers, society and our bank from financial economic
crimes (FEC). We believe that as gatekeepers

to the financial system we have an obligation

to prevent criminals
from misusing it, detect misuse where it occurs and respond accordingly.

We believe we can be even more
effective in safeguarding the financial system

if we join forces and work with other banks and with national,
European and global authorities and law enforcement agencies to tackle financial economic crime. In 2020, ING continued to execute and update

policies and procedures to further enhance our know your customer (KYC)
activities. In addition, ING set up a special taskforce to monitor transactions for financial economic crime related to Covid-19.

Cybercrime
Cybercrime remains a continuous threat to companies in general and to financial institutions in particular.

Both
the frequency and the intensity of attacks are increas

ing on a global scale. Threats from distributed denial of
service (DDoS) attacks,

targeted

attacks (also called advanced persistent

threats) and ransomware have
intensified worldwide.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 145

ING builds on its cybercrime resilience through its dedicated Cyber Crime Expertise and Response Team,

further
enhancing the control environment to protect

from, and detect and respond to,

e-banking fraud, DDoS and
targeted attacks. Controls

and monitoring continue to be embedded in the organisation as part of the overall internal control framework and are

continuously re-assessed against existing and new threats.

The identification
and monitoring of new threat actors and campaigns relevant

to ING inform this process as does closer alignment
between IT security and fraud teams. In addition, ING continues to strengthen its global cybercrime and fraud resilience through extensive collaboration with financial industry peers,

law enforcement authorities,
government (e.g. National Cybersecurity Center) and internet service providers

(ISPs).

Data management
ING is using a large number of systems and applications to support key business processes and operations to best
focus on our customers and their needs. The reconciliation of multiple data sources and the protection of
customer data are regarded as crucial processes

in ING, and further spurred by its strategic focus on digital service delivery, technology and innovation.

We depend on the secure processing, storage and transmission of
confidential and other information in our computer systems

and networks. ING is also subject to increasing
regulatory requirements including EU General Data

Protection Regulation (GDPR) and the Basel Committee for
Banking Supervision (BCBS 239) principles. ING is continuing to improve data governance, execute data-quality
framework controls consistently

across the Bank and prioritising implementation of the target infrastructure to
further simplify, standardise

and modernise its activities.

Low/negative interest rate

environment
The persistent low/negative interest

rate environment, with central

banks holding their rates at negative levels in
most countries, continued to negatively impact short-term

as well as long-term market rates. The Covid-19
pandemic intensified the low/negative interest rate

environment and it is expected to remain at this level for
some time. This is posing a challenge for bank business models that earn income from net interest income from traditional savings activities. In addition, loans are being repriced at lower rates which is putting more pressure
on margins and impacting long-term profitability.

ING is continuously assessing this market environment. ING has introduced negative charging and is reducing thresholds for

charging negative rates. Further,

ING is expanding
other sources of income such as net fee and commission income.

Climate change risk
ING is increasingly aware of the risks associated with climate change. This includes physical risk and transition
risk. Physical risk can be acute, such as flood and wildfires, or chronic, such as increase in temperature and sea
level rise. Transition risk can

be driven by policy, technological or market

changes occurring as we shift towards a
low-carbon global economy and potentially lead to stranded

assets.

In addition to our Climate Expert Group (CEG), in 2020 we established an internal climate risk working group to
address the impacts resulting from climate change as part of a bank-wide approach.

As such, climate should be
considered to be included in our risk management framework and integrated into a forward-looking approach.
Our Climate

Risk Report 2020 details our approach and sector-specific insights.

Risk governance (*)
Effective risk management requires

firm-wide risk governance. ING’s risk and control

structure is based on the
‘three lines of defence’ governance model. Each line has a specific role and defined responsibilities, with the execution of tasks being distinct from the control

of these same tasks. The three lines work closely together to identify, assess, and mitigate

risks.

This governance framework is designed in such a way that risk is managed in line with the risk appetite approved by the Management Board Banking (MBB), the Executive Board (EB) and the Supervisory Board (SB); and this approach is cascaded throughout ING. The MBB is composed of the Executive Board of ING Group, the heads of the business lines and the chief operating officer.

The heads of ING’s banking business and support functions and the heads of the country units, or their delegates, are the first line of defence. They have the primary ownership,

accountability and responsibility for assessing,
controlling and mitigating all financial and non-financial risks affecting their businesses, and, for the
completeness and accuracy of the financial statements and risk reports with respect to their responsible areas.
The COO is responsible and accountable for proper security and controls on global applications and IT platforms
servicing the Bank and implementing proper processes.

Level			3rd line of defence
SB Level	**Supervisory board** Risk committee		
Executive Level	**Management board** CRO		
	Risk committees Global Credit and Trading Policy Committee Global Credit Committee – Transaction Approval Asset and Liability Committee Bank Non-Financial Risk Committee Bank Model Risk Management Committee		Internal audit
Regional and BU level	BU line management, regional and local managers	Local and regional risk committee Regional and BU risk managers	
	1st line of defence	2nd line of defence	3rd line of defence

2-tier board structure

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 146

The second line of defence consists of oversight and specialised functions in risk management and compliance.
They (i) have co-responsibility for risk management, through articulating and translating the risk appetite into
methodologies and policies to support and monitor business management's control of risk, (ii) objectively challenge risk management execution and control

processes and coordinate the reporting of risks and controls by the first line of defence, (iii) advise management on risk management and compliance and have decision-making
power in relation to business activities that are judged to present unacceptable risks to ING and (iv) can set
minimum requirements in terms of quality and quantity of global resourcing in the risk management and compliance functions.

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
structure.
(*)
Risk governance

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 147

Board-level risk oversight

(*)
ING has a two-tier board structure consisting of a Management Board (EB for ING Group and MBB for ING Bank)
and a Supervisory Board (SB); both tiers play an important role in managing and monitoring the risk management
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

As a member of the EB and the MBB, the CRO is responsible for ensuring that risk management issues are heard and discussed at the highest level. The CRO steers a risk organisation both at head-office and business-unit levels,
which participates in commercial decision-making, bringing countervailing power to keep the risk profile within
the agreed risk tolerance. The CRO reports to the SB committee on ING’s risk appetite levels and on ING’s risk
profile at least quarterly.

In addition, the CRO briefs them on developments in internal and external risk-related issues and seeks to ensure they understand specific risk concepts.

Executive level

(*)
The key risk committees described below act within the overall risk policy and delegated authorities granted by
the MBB:

◾

Global Credit and Trading Policy

Committee (GCTP) discusses and approves policies, methodologies, and procedures related to credit, trading, country,

and reputation (i.e. environmental and social risk or ESR)
risks. The GCTP meets on a monthly basis. After the MBB and the GCTP,

the Credit and Trading Risk
Committee (CTRC) is the highest level body authorised to discuss and approve policies, methodologies, and procedures related to credit and trading risk.
◾

Global Credit Committee – Transaction

Approval (GCC(TA))

discusses and approves transactions that
entail taking credit risk (including investment risk), country,

legal, and environmental and social risk. The
GCC(TA) meets twice a week.
◾

Asset and Liability Committee Bank (ALCO Bank) discusses and steers, on a monthly basis, the overall risk
profile of all ING Bank’s balance sheet and capital management risks. ALCO Bank discusses and approves
policies, methodologies and procedures regarding solvency,

market risk in the banking book and funding
and liquidity risks.
◾

Non-Financial Risk Committee Bank (NFRC Bank) is accountable for the design and maintenance of the
Non-financial risk management framework including operational risk management, compliance and legal
policies, minimum standards, procedures and guidelines, development of tools, methods, and key parameters (including major changes) for risk identification, measurement,

mitigating and monitoring/
reporting. NFRC Bank meetings are held at least quarterly.
◾

The Model Risk Management Committee (MoRMC) discusses and steers, on a monthly basis, the overall model strategy.

MoRMC discusses and approves policies and methodologies related to model risk management.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 148

Regional and business unit level

(*)
ING’s regional and/or business unit management

have primary responsibility for the management of risks (credit, market, funding and liquidity,

operational, IT,

compliance and model) that arise in their daily operations. They are accountable for the implementation and execution

of appropriate risk frameworks affecting

their businesses in
order to comply with procedures and processes at the corporate level. Where necessary, the implementation

is
adapted to local requirements.
The regional and/or business unit CROs are involved in these activities. The local (regional and BU) CRO is responsible for the analysis, monitoring and management of risks across the whole value chain (from front to
back office). The local risks are discussed in local risk committees that roll up to the key risk committees at
executive level. Local Client Integrity Risk Committees

(CIRCs) assess client integrity risk and they have a final
decision on client acceptance or client off-boarding, from a risk-based perspective, in the areas of financial
economic crime (FEC), Foreign Account Tax

Compliance Act (FATCA),

Common Reporting Standard (CRS) and
environmental and social risk (ESR).

Organisational structure (*)
Over the past years, banks have been faced with regulatory

and public pressure with regard to their risk
management policies, processes and systems. A raft

of new requirements and regulations has been introduced
and implemented. To

address these internal and external (market and regulatory)

developments and challenges
effectively,

ING regularly reviews the set-up of its risk-management

organisation. This allows for better

support
of the Bank’s Think Forward strategy

and enhances the interconnectedness of the risk oversight responsibilities in business units with global risk functions. The following organisation chart illustrates the reporting lines in 2020 for the risk organisation:
(*)
Risk function

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 149

Risk policies, procedures and standards (*)
ING has a framework of risk management policies, procedures, and minimum standards in place to create
consistency throughout the organisation, and to define

requirements that are binding for all business units. The
goal of the governance framework of the local business units is to align with ING’s framework and to meet local
(regulatory) requirements. Senior management is responsible for the implementation of and adherence to
policies, procedures and standards. Policies, procedures

and standards are regularly reviewed and updated

via
the relevant risk committees to reflect

changes in requirements, markets, products and practices

.

Internal control framework
ING has organised its internal control framework

(ICF) so as to translate regulations and internal requirements into policies articulating specific risks and control objectives. These policies form the basis for translation into
process control standards, which are

used by the business to support and promote

an effective risk and control
environment. The ICF includes binding principles, definitions, process steps,

and roles and responsibilities to
create consistent bank-wide

policies and control standards.

Global policies and control standards are developed and maintained or updated within the ICF.

These global
documents are designed by head-office functions and are to be adhered to by all ING entities and support functions. In line with the Enterprise Risk Management approach, ownership for policies will be with the 2 nd

Line
of Defence (2
nd

LoD), while control standards are to be owned by the 1
st

LoD. Global policy and control standard
documents are approved by relevant approval

bodies (e.g. Supervisory Board, Executive Board, Managing
Banking Board and Bank Non-Financial Risk Committee).

The policies are based on the risk taxonomy,

which is designed to prevent overlaps in policy control objectives.
The control standard owners are responsible

for defining the key controls that

mitigate the significant inherent
risks in the business processes. The ICF aims to achieve single key-control testing for multiple purposes, where
controls mitigate more than one risk.

The process of developing policy and process control standard documents includes the following steps: identify
the document owner,

determine the relevant stakeholders,

define a risk-based approach, perform an impact
assessment, involve relevant stakeholders

and (local) entities for sounding on key and expected controls,

and
determine an approval body.

This overall process is currently being further strengthened by implementing an
updated Regulatory Management Process also covering horizon

scanning.

At the end of 2019, the ICF gatekeeper function was split into a first and a second LoD gatekeeper function. The
2nd LoD gatekeeper oversees

the policy design process, while the first LoD gatekeeper

oversees the design
process for the process control standard.

The principal role of these gatekeepers is to

provide quality assurance
and to advise on the relevant approval bodies. The ICF gatekeepers challenge document owners on the
alignment of internal control documents with the agreed methodology and risk taxonomy,

and verify that the
development and communication of those documents are in line with the agreed process.

All policies, control standards, and procedures are

published on ING’s intranet. New

and updated documents are
periodically communicated by means of a dedicated policy update bulletin to the country managers and senior
heads of business departments.

Risk culture
At ING we attach great importance to

a sound risk culture, which is essential for performing our role in society responsibly and to keep the bank safe, secure and compliant.

Our risk culture determines the way in which
employees identify, understand,

discuss, and act on the risks we are confronted with and the risks we take.

In
2020, we conducted a self-assessment of our risk culture and are working on developing our envisaged risk
culture, built on the foundation of our Orange Code and Global Code of Conduct, and in line with our Think
Forward strategy.

To support ING’s

ambition to safeguard a sound risk culture, several enhancement projects are ongoing in areas
such as our approach to monitoring risk culture, our escalation behaviour and further linking non-financial risk related topics to our purpose and strategy.

Orange Code and the global Code of Conduct
As mentioned above, the Orange Code and the global Code of Conduct are the foundation of ING’s risk culture. In
February 2020 ING launched a new global Code of Conduct linking the Orange Code to its main ING policies, minimum standards and guidelines. In addition to the Orange Code, it further defines the most essential conduct principles expected from ING employees in their daily activities, to create additional risk awareness and better
meet expectations stated in external

rules and guidelines. Additionally, the global Code of Conduct will be linked to the employees’ performance management cycle to ensure continuous attention to the Global Code of
Conduct, and dialogue on how to apply it in the daily work practice of our employees.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 150

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

To reinforce

the values and behaviours in our Orange Code, which puts integrity above all, we invite all (new)
employees to participate in e-learnings that aim to equip them to make the right decisions when faced with a
dilemma or issue. In 2020, we developed and rolled out new e-learnings on the Global Code of Conduct,
Sanctions, Getting Data Protection Right and Keeping up with KYC.

Orange Code decision-making
To enhance risk awareness,

we continued to support monitoring risk culture and compliance risk in the business.
This included training by compliance and data experts to enhance balanced decision-making in line with the
Orange Code decision-making model (introduced in 2017) to support moral learning and well-balanced decision-
making. This four-step model helps to delay judgement and aims to find out where the moral weight lies for a
potential decision.

The model is already embedded in some decision-making processes (such as the data ethics governance process and the global Product Approval and Review Process policy) and we are exploring how to embed it in other
decisive governance processes within the bank. Compliance is continuing to train experts in this area within the local Compliance teams

to support the organisation in properly applying the model in practice in their respective countries.

Global data ethics

Data ethics is key for an enhanced and sustainable trusted

relationship with ING customers and society.

Our
vision is to integrate data ethics as part of our culture, behaviours and decision-making process. We have defined
values that should guide our employees’ behaviours. Furthermore,

we have set up data ethics councils that help
ensure we use data responsibly.

Learning
In 2020 we continued to strengthen and expand our learning offering on risk topics and the governance around
this. The learning focuses on compliance, non-financial risk and risk.

We established a board to approve

and monitor progress on the required learning that is taken

by all staff.

This
will ensure improved learner engagement, bank-wide

alignment, and connection between learning, business
impact and management actions and also improved feedback and evidencing of outputs. The board brings together content owners, learning experts and corporate

communications teams to ensure the best fit for the
training need.

We also took steps to expand our learning for

risk professionals, with the Risk Academy which provides focused learning for Risk staff.

These take the form of various online learning modules

and frameworks that support
employees

in developing their knowledge, skills and behaviours.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 151

Banker’s Oath
In the Netherlands, all employees of ING take the Banker’s

Oath and pledge this in a meaningful ceremony.

The
oath came into force in the Netherlands on 1 April 2015 as part of a joint approach from all banks. The introduction of social regulations, the revision of the Dutch Banking Code, and the implementation of the
Banker’s Oath (with the associated rules of conduct and disciplinary law), are a way for Dutch banks to show
society what they stand for and are accountable

for,

both as individual banks and as a sector. In 2020, due to

the
Covid-19 crisis, ING NL developed a virtual Banker’s Oath ceremony via Skype/Teams

–

in addition to the physical
one – to ensure that all new employees (around 400 a month) can still take the Banker’s Oath in timely fashion
and in a meaningful ceremony. Before

taking the oath, its importance is discussed, as well as dilemmas employees may come across in their daily work, to ensure a careful balancing of the interests of all our
stakeholders, in the decisions they make.

In 2020, the whole Banker’s Oath programme was revised

and updated,
to keep it aligned with the current external circumstances

as well as with ING’s do your thing branding.

Remuneration
ING aims to align its remuneration policy with its risk profile and the interests of all stakeholders.

For more
information on ING’s compensation

and benefits policies and its relation to the risk taken, please refer to the
Capital Requirements Regulation (CRR) Remuneration

Disclosure published on the corporate website ing.com.

Centre of Expertise on Behavioural Risk Management (BRM)
Behavioural risk is an increasingly important risk area for ING and across the financial industry.

It arises when
behavioural patterns are at the root

of financial and non-financial risks in the organisation.

The complexity of this type of risk is that it is less tangible compared to other risk areas because it focuses on behavioural patterns and their drivers. Patterns

in how decisions are made, how people communicate and
whether they can take ownership. Behaviour

is driven by formal and informal mechanisms. Examples of formal drivers are the processes ING applies and how its governance is structured. Informal drivers are less tangible,
such as group dynamics or underlying beliefs that influence behaviour.

At ING, behavioural risk management (BRM) is positioned in the second line of defence, reporting directly to the
CRO. The global BRM Centre of Expertise not only assesses behavioural risk in the organisation, but also has the mandate to direct, challenge and support business owners to intervene on behavioural patterns and their
underlying drivers.

Behavioural risk assessments
Behavioural risk assessments (BRAs) identify and analyse undesired behaviours within ING and provide management with specific direction on how to change these behaviours. They focus on the effectiveness of
groups rather than individuals, the role of leadership and on less visible aspects such as team dynamics and unwritten social norms. The goal is to understand and systematically assess what drives undesired habits at ING.
The BRM model of behavioural risk is used as the standard across ING to signal behavioural risks going forward.

Behavioural risk interventions
Based on the results of the executed behavioural risk assessments (BRAs), BRM mitigates behavioural risk in a
focused manner.

Effective mitigation

requires a deep understanding of what drives undesired behaviours.

Theory
and evidence-based techniques and tools developed in behavioural science play an important role in designing
and evaluating interventions. Given the crucial role of leaders in creating the right conditions for employees,
interventions are first initiated at

leadership level. These include leadership labs, which address topics such as
‘connection, alignment and trust’,

as well as bringing together the ‘whole system in the room’.

Here senior
leaders delve into the outcomes of the assessments, identifying deeply rooted and often complex issues for
improvement.

In addition, interventions are also set in motion that focus on enabling employees to build awareness on behavioural risk and support them in initiating solutions to mitigate the potential behavioural risks. After each
assessment the results are shared with the management teams of the assessed units and with the participants of the BRA in a so-called ‘feedback session’.

This feedback session is followed up with a dialogue starter toolkit, enabling teams to reflect on the results, discuss opportunities for improvement and call for first steps towards
sustainable solutions.

A ‘nudge lab’ can be organised to co-create effective

nudges (i.e. a gentle push in the right direction, based on
behavioural insight) for solutions to issues that were identified during a BRA. The solutions that have been
developed are now being scaled up globally.

The BRM team works closely with the business units and departments such as HR, Audit, and Compliance to align on and embed desired leadership and risk behaviours (i.e. speak up, psychological safety,

communication,
guiding leadership).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 152

Risk cycle process
ING uses a step-by-step risk management approach

to identify, manage and mitigate

its financial and non-
financial risks. The approach consists of a cycle of five recurrent activities: risk identification,

risk assessment, risk
control, risk monitoring, and risk reporting. The cycle is designed to determine what the risks are, assess which of these risks can really do harm, take mitigating measures

to control these risks, monitor the development of the
risk to see if the measures taken are effective,

and report the findings to management at all relevant levels to enable them to take action when needed.

The cycle recurs in two ways. First,

the identification, assessment, review,

and update of mitigating measures are
repeated periodically.

Second, this periodic monitoring exercise may indicate

emerging risks, known risks that are
changing, risk levels that are changing, or current control measures that are not effective enough. Further
analyses of these findings may then result in renewed and more frequent risk identification,

and/or assessment,
and/or change of mitigating measures.

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

In case of material internal or external change, additional ad hoc risk identification can be performed.

Risk assessment
Each identified risk is assessed qualitatively or quantitatively to determine its importance.

This enables ING to
decide which of the identified risks need control measures and how strict or tolerant these measures should be.
Known risks are re-assessed to detect any change in the

risk level.

The importance of a risk is based on both the likelihood that the risk materialises and the subsequent financial or reputational impact that may occur should the risk arise. Unlikely risks with a potentially high impact need to be
controlled. A risk that is likely to happen regularly but expected to have a modest financial impact may not need
to be mitigated if the consequences are accepted by management.

Risk control
Risks can be controlled by mitigating measures that lower the likelihood the risk occurs, lower the impact when it
occurs or both. The ultimate measure to lower a risk is to stop the activity or service that causes the risk (risk avoidance). Risk control and mitigation measures are

defined and maintained at both the bank-wide and local
level.

Monitoring and reporting
ING monitors the risk-control measures

by checking if they are executed, complied with and have

the expected
mitigating effects and by following the development

of the risks and their risk levels. Risk reporting provides
senior and local management with the information they need to manage risks.

Risk Appetite Framework
The Risk Appetite Framework (RAF) is one of the pillars of the Enterprise Risk Management (ERM) Framework.

Its
objective is to set the appropriate risk appetite at the consolidated level across the different risk categories and
to allocate the risk appetite throughout the organisation.

Policy
The RAF policy states the overarching global risk appetite. Within the RAF,

ING monitors a range of financial and
non-financial risk metrics to ensure that our risk profile is in line with our risk appetite while executing our strategy.

ING’s RAF,

which is approved by the Supervisory Board (SB), defines the desired risk profile that is to be integrated in the strategic

decision-making and financial planning process. It is designed to be able to withstand market volatility and stress, while meeting regulatory

requirements. The framework, including underlying
assumptions and metrics, is regularly reviewed so that it remains relevant.

The RAF combines various financial
and non-financial risk appetite statements (RASs) into a single, coordinated approach to provide the business
with a clear overview of the relevant risks and the tools to manage them. This view allows the Executive

Board
(EB), the Management Board Banking (MBB) and senior management to form an opinion on the adequacy of internal risk management and control systems

for the risks ING faces while pursuing its strategy.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 153

Process
The RAF is focused on setting the risk appetite at the consolidated level and across the different risk categories,
and provides the principles for cascading this risk appetite down into the organisation.

The RAF and underlying
limit allocation are reviewed on an annual basis, or more frequently if necessary,

based on their quarterly review
in the EB, the MBB and the SB. It is therefore a top-down process, which bases itself on the ambition of the bank in terms of its risk profile, the regulatory environment and the economic context.

The set of limits used is split
according to the approval levels needed for them. Limits that need SB approval are called boundaries and the
underlying metrics supporting the boundaries which need EB and MBB approval are called instruments.

Since the
outbreak of the Covid-19 virus, ING re-assessed its risk appetite to take into account the potential impact of the
virus and the uncertainties caused by the virus.
Risk appetite framework process

Framework policy and procedures
ING Group risk appetite framework (RAF)
Boundaries
Funding and liquidity RAS
Solvency RAS
Concentration RAS
Instruments/ Cascading
Funding & liquidity RAS
Model RAS
Credit RAS
Market RAS for banking books
Market RAS for trading books
Non-financial RAS
Business RAS
Local application of the RAF
Group Treasury Limits and qualitative statements
Local entity/ Business line/ Unit A Limits and qualitative statements
Local entity/ Business line/ Unit B Limits and qualitative statements
Local entity/ Business line/ Unit C Limits and qualitative statements

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 154

Step 1. Identify and assess ING’s

key risks
The outcome of the risk identification and risk assessment process is used as the starting point for the review of
the RAF. Within this step,

the risks ING faces when executing its strategy

are identified in the context of the
current economic, political, regulatory and technological environment.

The assessment identifies whether the
potential impact is material and if it is sufficiently controlled within ING’s risk management function. It
benchmarks the current risk framework against regulatory

developments. Known risks are re-assessed either to
confirm risk levels or to take account of potential

changes. The assessment is contextualised by the current set of risk appetite statements.

Step 2. Set Risk Appetite Framework
Based on ING’s risk assessment and risk purpose, boundaries for the overarching risk frameworks are set. Once
the overarching risk appetite thresholds have

been set and approved by EB/MBB and subsequently by SB, the
statements are translated

into risk-type-specific statements

and lower level thresholds which are set and
approved by senior risk committees,

ALCO Bank, GCTP and Bank NFRC. Cascading is done via a number of detailed risk appetite statements which have

been defined per risk type, the combination of which ensures compliance with the overarching Solvency,

Concentration and Funding and Liquidity RASs.

Step 3. Cascade into statements

per risk type and business unit
The bank-wide risk appetite is translated per risk type, which is further cascaded into the organisation to the
lowest level. Risk appetite statements

are then translated into dedicated underlying risk limits that are used for
the day-to-day monitoring and management of ING’s

risks. The risk appetite statements serve as inputs for the
quarterly planning process as well as for the establishment of key performance indicators and targets for

senior
management.
Risk appetite framework policy

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 155

Risk Appetite Statements
Boundaries
Underlying risk metrics

Solvency
CET1 ratio
Leverage ratio
Economic capital utilisation
MREL
TLAC
Total capital

ratio
Funding and liquidity
Liquidity coverage ratio
Net liquidity position – internal stress test
Stable funding-to-loans ratio
Concentration
Concentration event risk (LGD)
Event risk
Instruments
Underlying risk metrics

Solvency and profitability
IFRS P&L-at-risk
Funding and liquidity
Asset encumbrance
Economic counterbalancing capacity
Stable funding surplus
Liquidity coverage ratio surplus
Funding mix
Interbank market stress up to one year
Credit risk
EAD
RWA
ECL
INCAP
Market risk (trading book)
Value-at-risk / stressed

value-at-risk
Incremental risk charge
Regulatory/ economic market risk capital
Market risk (banking book)
IFRS P&L-at-risk
NPV-at-risk
Customer behavior/market risk economic capital
Revaluation-reserve-at-risk
Non-financial risk
Expected loss
Regulatory/ economic operational risk capital
Overdue iRisk
RWA
Business risk
IFRS P&L-at-risk
Economic capital
RWA

Step 4. Monitor and manage underlying risk limits
In order to verify that it remains within the Risk Appetite Framework, ING reports its risk positions vis-à-vis its limits on a regular basis to senior management committees. The Quarterly Risk Update reflecting the exposure of
ING against the risk appetite is submitted quarterly to the EB and the MBB and to the (Risk Committee of the) SB.
Moreover every quarter the financial plan is checked for potential limit breaches within a one-year horizon,
where in the strategic dialogue the MBB can take

mitigating measures or adjustments to the dynamic plan can be made.

Stress testing
Stress testing is an important risk management tool that provides input for strategic decisions and capital
planning. The purpose of stress testing is to assess the impact of plausible but severe stress scenarios on ING’s capital and liquidity position. Stress tests provide complementary and forward

-looking insights into the
vulnerabilities of certain portfolios, with regards to adverse macroeconomic circumstances, stressed financial
markets, and changes in the (geo)political climate.

Since the outbreak of the Covid-19 pandemic, ING assessed
the potential impact on its financial position via different types of stress tests. In addition to assessing P&L,
capital and liquidity position of ING for a range of different scenarios, idiosyncratic risks were also included. The
outcome of these Covid-19 stress tests helped management to get insight into the potential impact and to define
actions to mitigate this potential impact.

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
outcome.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 156

Process
The stress testing process of ING consists of several

stages, which are:

Risk identification and risk assessment: It identifies and assesses the risks ING or the relevant entity is facing when executing its strategy

based on the current and possible future economic, political, regulatory and technological environment. It provides

a description of the main risks and risk drivers
related to the nature of ING’s

business, activities and vulnerabilities.

Scenario definition and parameterisation: Based on the outcome of the previous step,

a set of scenarios
is determined with the relevant scope and set of risk drivers for each scenario,

as well as its severity, the
key assumptions and input parameters. The output of this phase includes a quantitative description of
the stress scenarios to be analysed, the relevant output metrics and, when applicable, a narrative description.

Impact calculation and aggregation: Based on the quantitative description of the stress scenarios determined in the previous step, the impact is determined for the relevant scenario, scope and horizon.
The impact calculation and aggregation can be part of a recurring process or part of a specific process set-up for one-off stress tests.

Scenario reporting: For each stress test, a report is prepared after each calculation which describes the
results of the scenario, and gives a recap of the scenario with its main assumptions and parameters.

The
stress test report is sent to the relevant

risk committees and/or senior management. It is complemented, if needed, with advice for management action based on the stress testing results.

Scenario control and management assessment: Depending on the outcomes of the stress test and the
likelihood of the scenario, mitigating actions may be proposed. Mitigating actions may include, but are
not limited to, sales or transfers

of assets and reductions of risk limits.

Methodology
Detailed and comprehensive models are used to calculate the impact of the scenarios. In these models, statistical analysis is combined with expert opinion to make sure that the results adequately reflect the scenario
assumptions. The methodologies are granular and portfolio-specific and use different macroeconomic and
market variables as input variables. The calculations are in line with our accounting and regulatory reporting
frameworks. The stress-testing models are subject to review

by Model Risk Management.

Developments in the regulatory environment
CRRII/CRDV and BRRDII
On 27 June 2019, a series of measures referred to as the Banking Reform

Package (including certain amendments
to CRR and CRDIV commonly referred to as ‘CRR II’ and CRD V’) came into force, subject to various transitional
and staged timetables. The adoption of the Banking Reform Package concluded a process that began in
November 2016 and marks an important step toward

the completion of the European post-crisis regulatory
reforms, drawing on a number of international standards

agreed by the Basel Committee, the Financial Stability
Board and the G20. CRDV was implemented in Dutch law in 2020. The Banking Reform Package updates the
framework of harmonized rules established following the

financial crisis of 2008 and introduces changes to the
CRR, CRDIV, the Bank Recovery

and Resolution Directive (BRRD) and the Single Resolution Mechanism Regulation
(SRMR). The Banking Reform Package covers

multiple areas, including the Pillar 2 framework, the introduction of a leverage ratio requirement

of 3% and a leverage ratio buffer requirement

of 50% of the G-SIB buffer
requirement (applicable per 1 January 2023), a binding Net Stable Funding (NSFR) ratio based on the Basel NSFR standard but including adjustments with regard to e.g. pass-through models and covered bonds issuance,
mandatory restrictions on distributions, permission for reducing own funds and eligible liabilities, macroprudential tools, a new category of ‘non-preferred’

senior debt, the minimum requirement for own funds
and eligible liabilities (MREL) and the integration of the TLAC standard into EU legislation. Further,

the EBA
obtained a mandate to investigate

how to incorporate environmental,

social, and governance (ESG) risks into the
supervisory process and what the prudential treatment of assets associated with environmental or social
objectives should look like.

Basel III revisions and upcoming regulations
In December 2017, revisions to Basel III were formally announced by the Basel Committee. These revisions to
Basel III establish new prudential rules for banks, including a revision to the standardised approach to credit risk,
the introduction of a capital floor based on standardised approaches, the use of internal models, limitation of
options for modelling operating risks, and new rules for the establishment of risk-weighted items and unused
credit lines at the banks. Such revisions have a long implementation phase and are not yet fully transposed into
EU regulation. The revisions are commonly referred

to as "Basel III Reform" or "Basel IV”.

In Europe, this will be
implemented through the ‘CRR III’ / ‘CRD VI’ in the coming years. With this long implementation phase and the transposition into EU regulation still pending, some question marks remain on how this will shape up.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Risk management at ING Group
ING Group Annual Report 2020 on Form 20-F 157

Targeted

review of internal models
In order to make capital levels more comparable

and to reduce variability in banks’ internal models, in June 2017 the European Central Bank (ECB) introduced the Targeted

Review of Internal Models (TRIM) to assess the
reliability and comparability between banks’ models. The TRIM aims to create a level playing field by harmonising
the regulatory guidance around internal models with the ultimate goal of restor ing trust in European banks’ use
of internal models.

In July 2019, the ECB published the final chapters of the guide to internal models, covering credit risk, market risk
and counterparty credit risk. These risk-type-specific chapters are intended to ensure a common and consistent
approach to the most relevant aspects of the regulations on internal models for banks directly supervised by the
ECB. Additionally, they provide

transparency on how the ECB understands the regulations on the use of internal models to calculate own funds requirements for the three risk types. Impact on ING is through more stringent
regulation on the end-to-end process and governance around internal models as well as an increase of risk
weighted assets (RWA).

In 2020, the last TRIM ECB inspection ended. Per rating system the ECB has sent and will send final TRIM decision
letters,

which will include obligations that ING shall remediate. Also certain limitations such as restrictions on PD and/or LGD, effectively

resulting

in higher capital requirements, have or might be put in place until these obligations are fully addressed and closed.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Solvency risk
ING Group Annual Report 2020 on Form 20-F 158

Solvency risk
Introduction
Solvency risk is the risk of lacking sufficient capital to fulfil the business objectives, regulatory requirements or market expectations. A bank that is completely insolvent

is unable to pay its debts and will be forced into
bankruptcy.

The level and quality of capital is crucial for the resilience of individual banks. Banks are expected to
assess the risks they face, and in a forward-looking manner ensure that all material risks are identified, managed
and covered sufficiently by loss absorbing capital to ensure continuity in case of
materialisation of unexpected risks in times of stress. Given the interdependencies to other financial
and non-financial risks this balancing act of capital adequacy needs to be done within a sound and integrated management approach coherently

linking all moving parts of the bank in line with the long-term business strategy.

Solvency risk management
ICAAP Framework
ING’s Internal Capital Adequacy Assessment

Processes (ICAAP) aims to ensure that capital levels are
adequate to cover all material risks at all levels and to

ensure compliance with regulations. ING follows an
integrated approach to assess the adequacy of its capital position in relation to its business activities, underlying
business strategy,

market positioning risk profile and operating environment.

This implies taking into account the
interests of its various stakeholders

such as regulators, shareholders, investors,

rating agencies, clients and
customers.

The continued strength of ING’s

capital position, the adequacy of the financial position and the risk management effectiveness are essential for

achieving the Think Forward strategy.

ING’s ICAAP
ultimately supports this strategy and contributes thereby to the continuity of ING Group, ING Bank and all its
business units.

Managing ING’s capital requirements

and allocation entails finding a balance between the forces
governing supply and demand. The uncertainties surrounding these factors are a reflection of changing market
circumstances and continuous unpredictability in regulatory and macroeconomic forces. The process of balancing these strategic goals is captured in the ICAAP framework and enabled by the
building blocks and elements facilitating the ICAAP.

The following building blocks have been defined in the ICAAP
Framework, which are applied for both the ‘normative’ and ‘economic’

perspective as defined in the ECB Guide
to ICAAP that was published in November 2018:
●

Risk identification and assessment
●

Risk appetite
●

Capital planning
●

Capital management

●

Stress testing
●

Continuity

Solvency risk related to Covid-19
The outbreak of the Covid-19 stress tests resulted in several additional analyses to assess the potential impact of
the virus on the actual and future solvency position. For instance, in 2020 ING performed a sequence of Covid-19 stress tests to assess potential scenarios of how the virus would develop and how it may impact society and economies. These Covid-19 stress tests were used to prepare

potential mitigating actions, but also served as
starting point for the review of ING’s

risk appetite and of the financial and capital planning. In light of this, ING also updated the management actions in the Contingency Capital & Funding Plan and the Recovery Plan and
assessed potential additional mitigating actions to counter this very specific crisis.

Risk identification and assessment
ING’s capital management

and solvency risk management starts with the risk identification & risk assessment process. Its main purpose is to detect potential new risks and to identify changes in the potential impact of known risks. On an annual basis, ING performs a thorough review of its solvency risks or risks to capital.

Within
this assessment, bottom-up assessments are combined with top-down assessments, including a questionnaire and interviews with senior management. The results of the risk assessment are discussed in ALCO Bank which comprises almost the full Management Board Banking. Once approved, the conclusions of the risk assessment feed into the annual review of the Risk Appetite Framework,

the Stress Testing Framework

and the Economic
Capital Framework. In addition to this annual process, ING also re-assesses its risks as part of its Capital Adequacy
Statement, a quarterly process to assess ING’s

capital adequacy.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Solvency risk
ING Group Annual Report 2020 on Form 20-F 159

Solvency risk appetite
As explained in the Risk Appetite Framework section in the previous chapter,

ING has established overarching
solvency risk boundaries. Boundaries are risk appetite statements that are essential for risk management activity,
making it of paramount importance to keep these boundaries within the defined level. The SB is responsible for approving and monitoring the boundaries. These boundaries are complemented by a sequence of risk-type-
specific instruments. These underlying risk appetite statements are cascaded down into the organisation to the
lowest level deemed necessary and dedicated risk thresholds are set that are used for day-to-day monitoring and
management of ING’s risks. ING has solvency risk appetite

statements in place for the following metrics: CET1
ratio, Total

capital ratio, leverage

ratio, TLAC RWA/leverage

ratio and economic capital utilisation.

Capital planning
The capital and funding plan is an integral part of the dynamic plan, ING’s financial and business planning
process. Its objective is to inform and advise the management on the capital development and need of ING
Group and ING Bank, under base case and adverse scenarios. It describes how ING shall finance the expected capital constraints taking into consideration

growth projections, capital and risk evolution, macro and market conditions, both under the normative and economic perspective. The capital & funding plan is updated at least twice a year, and

discussed and approved by ALCO Bank. Within these updates, ING takes into account recent
market and risk developments and ensures that the capital planning adheres to the solvency risk appetite set by
the SB.

Capital management
Among the solvency management tools the formulation of the CET1 ambition forms a key element. The target
ratio which is based on the management buffer concept

enables ING’s senior management to steer,

benchmark
and assess the bank’s current and future capital

levels much more efficiently while the ambition level clearly supports trust building among ING’s key

stakeholders (e.g. regulators,

investors, customers and

clients).
The capital management buffer aims to protect

the interests of key stakeholders

(e.g. shareholders, investors)
and plays an important role in the overall capital

adequacy governance.
The rationale behind the concept of the management buffer is that it provides an additional cushion on top of
the (local) regulatory minimum requirements (e.g. SREP requirements) to withstand a certain level of stress and
to facilitate awareness and preparedness

to take management actions. ING reviews its capital

management
buffer on a regular basis to determine its effectiveness

and robustness,

and updates it as appropriate.

Stress testing
Solvency stress testing allows a bank to examine the

effect of exceptional but plausible future
events on the solvency position and provides insight into which entities or portfolios are vulnerable to
which type of risks or in which type of scenarios. Solvency stress testing is an important tool in identifying, assessing, measuring and controlling risks to capital, providing a complementary and forward

-looking perspective
to other solvency risk management tools.

ING distinguishes the following three types of stress test analyses:

●

Sensitivity analysis: Within these analyses, ING assess the impact of a pre-defined shock in one or more risk drivers. The key purpose of sensitivity analyses is to monitor the impact of this pre-defined (or standardised) shock over time to get an understanding

of how the risk profile of the bank has developed.

●

Scenario analysis: Scenario analyses are used to assess an integral impact of historical, statistical and/or
hypothetical circumstances on the financial position of ING. These stress tests often build on a
qualitative scenario narrative and reflect risk topics that

are deemed relevant for ING given, for example,
its business model. Scenarios can be derived from historical realisations, but also reflect e.g. potential macroeconomic, geopolitical or climate risk related events.

These scenarios can be used for one-off
analyses, but can also be translated into a set of regular or standardised stress tests that are assessed on
a quarterly basis.
●

Reverse stress testing: The purpose of reverse

stress testing is to identify scenarios that could lead to a pre-defined outcome. This could for example be a pre-defined solvency level. The added value of reverse
stress testing is to explore risk drivers

and stress scenarios outside the existing range.

The outcomes

of solvency stress test analyses are taken

into account in capital planning, but also for setting risk
appetite statements and the capital management

buffer.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Solvency risk
ING Group Annual Report 2020 on Form 20-F 160

Contingency and recovery Planning
Contingent capital events are unexpected

situations or business conditions that may increase the risk with respect to ING’s capital

position. These events may be ING-specific, or arise from external factors.

The
Contingency Capital and Funding Plan (CCFP) sets out the organisation and actions in case of contingency events.
The CCFP has a suite of monitoring metrics that are aligned with the risk appetite statements that are in place for
managing ING’s capital, liquidity and funding position. The Recovery Plan is designed by ING to detect and act
upon possible major and unforeseen deterioration of its solvency position in a timely fashion. This plan has integrated several risk appetite

statements to allow timely identification of possible stress on the company.
Incorporating risk appetite statements

into both plans ensures a seamless continuum between the ING’s business-as-usual management and its contingency or recovery management.

Assessing capital adequacy: Capital Adequacy Statement (CAS)
The Capital Adequacy Statement (CAS) is ING Group’s

quarterly assessment of its capital adequacy and takes into
account different elements with respect to

its capital position. The degree to which ING’s capital

position is
considered to be adequate depends on a variety of internal and external drivers:

●

Current supervisory requirements and (expected) requirements going forward;

●

Current internal requirements and (expected) requirements

going forward;

●

Coherence of the available capital with the (realisation of) strategic plans; and

●

The ability to meet internal and external requirements in the case of stressed events or should a risk
materialise.

The CAS assesses the adequacy of ING’s capital position in relation to above

-mentioned drivers and states the
extent to which the capital position consequently is considered as adequate.

On a quarterly basis the CAS
document is prepared. Additionally each year,

the management body signs and provides a comprehensive
assessment of ING’s capital adequacy,

supported by the ICAAP outcomes, in the form of a Capital Adequacy
Statement.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 161

Credit risk
Introduction
Credit risk is the risk of loss from the default and/or credit rating deterioration of clients. Credit risks arise in
ING's lending, financial markets and investment activities. The credit risk section provides information on how
ING measures, monitors and manages credit risk and gives an insight into the portfolio from a credit risk
perspective.

Governance (*)
ING’s credit risk strategy

is to maintain an internationally diversified loan and bond portfolio,

while avoiding large
risk concentrations. The emphasis is on managing business developments within the business lines by means of a top-down risk appetite framework, which sets concentration

limits for countries, individual clients, sectors,
products, secondary risk (collateral/guarantees)

and investment activities. The aim is to support relationship-
banking activities, while maintaining internal risk/reward guidelines and controls.

ING has organised support functions at two levels: Tier 1, operational unit level, and Tier 2, head office level.
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
◾

Measuring, monitoring and managing credit risks in the bank’s portfolio,

including the measures taken
since the start of the Covid-19 crisis;
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
provided by ING.
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

(typically one day), ING
does not hold provisions for settlement risk. Although a relatively low risk, ING increasingly uses DVP
(delivery versus payment) and safe settlement

payment techniques to reduce settlement risk.

For the reconciliation between credit risk outstandings categories and financial assets, refer to the table below:

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 162

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

Note 5 Financial assets at fair value through other comprehensive income credit facilities Note 7 Loans and advances to customers
Note 44 Contingent liabilities and commitments
Investment risk
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

derivatives)
Note 14 Financial liabilities at fair value through profit or loss
-Securities financing Note 43 Offsetting financial assets and liabilities
Settlement risk
-Financial assets at fair value through profit or loss (trading assets and non-trading derivatives)
Note 4 Financial assets at fair value through profit or loss
-Financial liabilities at fair value through profit or loss (trading assets and non-trading derivatives)
Note 11 Other assets
-Amounts to be settled Note 14 Financial liabilities at fair value through profit or loss
Note
16 Other liabilities

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 163

Credit risk appetite and concentration risk framework

(*)
The credit risk appetite and concentration risk framework

is designed to prevent undesired high levels of credit
risk and credit concentrations within various levels of the ING portfolio. It is derived from the concepts of
boundaries and instruments as described in the ING Risk Appetite Framework.

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

Consistent communication to diffe

rent stakeholders;
◾

Guidelines on how to align reporting and monitoring tools with the organisational structure and strategy;
and
◾

Alignment of business strategies and key performance

indicators of business units with ING’s

credit risk
appetite through dynamic planning.

Credit risk appetite is set at different levels within ING and specifies the scope and focus of the credit risk of ING,
and the composition of the credit portfolio, including its concentration and diversification objectives in relation
to business lines, sectors and products.

The credit risk appetite and concentration risk framework

is composed of:

◾

Country risk concentration : Country risk is the risk that arises due to events in a specific country (or group of countries). In order to manage the maximum country event loss ING is willing to accept, boundaries are approved by the SB. The estimated level is correlated to the risk rating assigned to a
given country.

Actual country limits are set by means of country instruments, which are reviewed monthly and updated when needed. For countries with elevated levels of geopolitical or severe
economic cycle risk, monitoring is performed on a more frequent basis with strict pipeline and exposure management.
◾

Single name and industry sector concentration : ING has established a credit concentration risk framework in order to identify,

measure and monitor single name concentration and industry sector concentration (systemic risk). The same concept

of boundaries and instruments is applicable.

◾

Product and secondary risk concentration
: ING has established a concentration framework to

identify,
measure and monitor product concentration and secondary risk.

◾

Scenarios and stress tests
: Stress testing evaluates ING’s

financial stability under severe, but plausible
stress scenarios, and supports decision-making that assures ING remains a financially going concern even after a severe event occurs. In addition to the bank-wide

stress testing framework described above, ING
performs regularly sensitivity analyses to assess portfolio risks and concentrations.

These sensitivity
analyses are consistent with the stress scenario established in the Group

-wide credit risk appetite
framework.

In light of Covid-19 ING incorporated pandemic specific scenarios for the stress tests to gain
insight into the potential effects of Covid-19 on the credit risk in the portfolios

.
◾

Product approvals
: The product approval and review process (PARP)

assesses and manages risks
associated with the introduction of new or modified products. It ensures that sound due diligence is performed by relevant stakeholders

and the relevant risks (credit, operational, compliance, etc.)

are
addressed appropriately.
◾

Sector strategy and risk appetite papers : These are detailed analyses of defined products and/or industries. They identify the major risk drivers and mitigants, the internal business mandate, and propose the risk (including business) parameters – and potentially the maximum product and/or
portfolio limit - to undertake that business. A sector strategy and risk appetite paper is always prepared
by the front office responsible for the internal business mandate and requires an approval from the
designated approval authority.

Sector strategy and risk appetite papers may carry

various names and/or
may have geographical and/or business limitations

(e.g. local vs global).
◾

Credit approval process : The purpose of the credit approval process is that individual transactions and the risk associated with these transactions are assessed on a name-by-name basis. For each type of client there is a dedicated process with credit risk managers specialised along the business lines of ING, including the use of automated decision-making in certain cases. The credit approval process is supported by a risk rating system and exposure

monitoring system. Risk ratings are

used to indicate a
client’s creditworthiness which translates into

a probability of default. This is used as input to determine the maximum risk appetite that ING has for a given type of client (reference benchmark). The
determination of the delegated authority (the amount that can be approved at various levels of the
organisation) is a function of the risk rating of the client and ING’s credit risk exposure on the client.
Where necessary, underwriting standards

were reviewed and refined to limit the credit risk to portfolios particularly sensitive to Covid-19.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 164

Credit risk models (*)

Within ING, internal Basel compliant models are used to determine probability of default (PD), exposure at
default (EAD) and loss given default (LGD) for

regulatory and economic capital purposes. These models also form the basis of ING’s IFRS 9 loan loss provisioning (see ‘IFRS 9 models’ below). Bank-wide,

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

Risk ratings for non-
performing loans (NPL) (20-22) are set by the global or regional credit restructuring department. For securitisation portfolios, the external ratings of the tranche in which ING has invested are leading.

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

Rating models for retail clients are predominantly statistically driven and automated, such that ratings can be
updated on a monthly basis. Rating models for large corporates,

institutions and banks include both statistical
characteristics and manual input, with the ratings being manually updated on at least an annual basis. During
2020, portfolios and clients most at risk of being affected by the pandemic were subject to more frequent (e.g.
quarterly) reviews to closely monitor the development of credit risk.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 165

Credit risk systems
Credit risk tools and data standards
The acceptance, maintenance, measurement, management and reporting of credit risks at all levels of ING is executed through single, common credit risk data

standards using shared credit risk tools that support
standardised and transparent credit risk practices.

ING has chosen to develop credit risk tools centrally with the philosophy of using a single source of data in an integrated way.

This includes applying a combination of the ING
policy, the regulatory

environment in which we operate and the daily processes that are active throughout the
Group. Disciplined application in these three areas is essential for achieving high data quality standards.

In 2020, ING established a Credit Risk Control Unit (CRCU), which is part of the Financial Risk department, with the main objective to contribute to compliant and continuously improving rating systems.

Credit risk portfolio (*)
ING’s credit exposure

is mainly related to lending to individuals and businesses followed by investments in bonds
and securitised assets, and money market. Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees

issued) to businesses are often collateralised, but may be unsecured based on the internal analysis of the borrower’s creditworthiness. Bonds in the investment portfolio are generally
unsecured, but predominantly consist of bonds issued by central governments and EU and/or OECD based
financial institutions. Secured bonds, such as mortgage backed securities and asset backed securities are secured
by the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets)
held by the securities issuer. For

money market, exposure is mainly deposits to central banks.

The last major
credit risk source involves pre-settlement

(PS) exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing transactions. This is also commonly referred to as
counterparty credit risk.

The prior period outstandings by economic sector (industry) have been updated reflecting improved classification
of clients. This is applicable to all following tables in the sections credit risk portfolio, credit risk mitigation and
credit quality that includes outstandings by economic sectors with prior period comparatives.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 166

Portfolio analysis per business line (*)
Outstandings per line of business (*)
1, 2, 3, 4
in EUR million Wholesale Banking Retail Benelux
Retail Challengers & Growth
Markets
Corporate Line Total
Rating class 2020 2019 2020 2019 2020 2019 2020 2019 2020 2019
Investment grade
1 (AAA) 74,735 31,859 357 372 34,782 18,973 2,375 24,774 112,248 75,978
2-4 (AA) 63,239 46,394 6,119 5,853 38,586 36,460 18 1,832 107,961 90,539
5-7 (A) 66,537 66,756 23,143 20,922 54,381 48,587 349 323 144,409 136,588
8-10 (BBB) 104,987 115,888 120,714 115,192 53,346 49,681 2,692 3,190 281,738 283,951
Non-Investment grade
11-13 (BB) 65,832 86,342 61,797 63,993 39,823 41,584 0 31 167,451 191,950
14-16 (B) 20,925 22,929 17,759 15,845 10,299 14,755 48,983 53,528
17 (CCC) 1,822 1,081 2,543 2,223 844 933 128 98 5,338 4,335
Substandard grade
18 (CC) 1,690 1,228 1,170 1,409 514 531 3,374 3,168
19 (C) 518 659 1,306 1,056 600 672 2,423 2,387
NPL grade 20-22 (D) 4,415 4,516 5,614 4,316 3,203 2,399 295 275 13,526 11,506
Total 404,699 377,651 240,520 231,180 236,377 214,575 5,857 30,524 887,454 853,930
Industry
Private Individuals 25 31 160,884 164,466 172,390 167,262 333,299 331,758
Central Banks 84,697 34,044 27,921 8,383 632 23,339 113,250 65,766
Real Estate

26,271 38,338 24,064 13,205 3,297 2,732 53,632 54,275
Commercial Banks 42,088 44,152 201 250 8,211 8,884 3,010 3,502 53,509 56,788
Central Governments 43,753 37,449 1,691 1,364 4,482 6,356 1,697 3,131 51,623 48,300
Natural Resources 43,905 54,113 1,090 976 553 806 45,549 55,894
Non-Bank Financial Institutions 40,581 37,695 1,488 1,396 323 378 456 512 42,848 39,981
Transportation & Logistics 24,692 27,334 3,571 2,882 696 764 28,960 30,980
Food, Beverages & Personal Care 14,706 16,691 6,162 5,960 1,975 2,151 22,843 24,802
Services 8,878 10,252 11,302 10,929 808 862 4 3 20,993 22,046
Lower Public Administration

5,698 3,594 4,756 5,619 9,010 8,184 19,464 17,397
Utilities

17,062 16,377 1,358 741 136 145 18,556 17,263
General Industries 10,943 12,599 4,346 4,269 2,359 2,764 17,648 19,632
Other 41,398 44,982 19,607 19,123 4,214 4,906 58 36 65,279 69,046
Total 404,699 377,651 240,520 231,180 236,377 214,575 5,857 30,524 887,454 853,930

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 167

Outstandings per line of business (*) - continued
1, 2, 3
in EUR million Wholesale Banking Retail Benelux
Retail Challengers & Growth
Markets
Corporate Line Total
Region 2020 2019 2020 2019 2020 2019 2020 2019 2020 2019
Europe
Netherlands 72,236 41,255 149,686 142,547 645 905 2,965 25,340 225,532 210,046
Belgium 36,517 33,936 84,104 82,368 642 572 19 18 121,282 116,894
Germany 21,102 18,067 542 485 119,032 99,966 45 43 140,722 118,561
Poland 18,296 15,713 55 66 20,750 20,377 39,101 36,156
Spain 9,157 8,849 66 68 25,255 21,838 35 30 34,512 30,785
United Kingdom 30,582 27,026 193 277 170 225 73 1,872 31,018 29,400
Luxemburg 20,080 22,209 4,373 4,051 864 1,554 13 13 25,330 27,827
France 15,651 13,914 618 519 6,447 6,267 6 3 22,721 20,703
Rest of Europe 61,213 65,432 525 406 20,573 22,816 13 25 82,324 88,679
Americas 64,688 67,893 210 223 1,535 1,457 312 340 66,745 69,912
Asia 44,961 52,065 91 103 166 180 2,376 2,840 47,594 55,188
Australia 8,134 8,622 22 27 40,294 38,416 0 1 48,451 47,066
Africa 2,082 2,671 36 40 3 2 2,121 2,713
Total 404,699 377,651 240,520 231,180 236,377 214,575 5,857 30,524 887,454 853,930
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
4

The prior period outstandings by economic sector (industry) have been updated reflecting improved classification of clients.

Overall portfolio (*)
During 2020, ING’s portfolio size increased

by €33.5 billion (+ 3.93%) to €887.5 billion outstandings. The net volume growth was concentrated in the Money Market

and Lending risk categories and was mainly due to
growth in exposures to Central Banks relating

to participation in TLTRO III. Excluding

Central Banks, the portfolio
size decreased by €14.0 billion, driven by a reduction in Lending exposures and FX impact mainly due to the weakening of the US dollar against euro.

Foreign exchange rate

changes had a negative impact on portfolio growth and reduced total outstanding by
€13.9 billion. This was driven by the depreciation of the US dollar (-8.45%), Polish new zloty (-6.64%), New
Turkish lira (-26.65%) and the British pound (-5.36%) against the euro.
Rating distribution (*)
In 2020, governments and banks introduced numerous measures to financially support individuals and businesses during the Covid-19 pandemic. These support measures in many case prevent or delay financial difficulties of customers. As a result, Covid-19 did not materially affect the overall rating distribution in the
portfolio per 31 December 2020. Refer to ‘Covid-19 sensitive sectors’

for the impact on the portfolios most
sensitive to Covid-19.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 168

Overall, the rating class concentration

slightly improved. The share of investment grade

rating classes increased
from 68.7% to 72.8%, while the share of non-investment grade decreased,

from 29.3% to 25.0%. Substandard
grade outstanding remained stable at 0.7% of total

portfolio, whereas the non-performing loans (NPL) grade
increased share from 1.3% to 1.5%.

With respect to the rating distribution within the business lines, in Wholesale Banking AAA and AA rated assets increased driven by Central Banks exposures, mainly due to the transfer of the reserve deposit with the Dutch
central bank (DNB) from Corporate Line Bank to Wholesale Banking. Further decrease in BBB rating class for
Wholesale Banking was seen with Commercial Banks’ exposures, while for BB rating the outstanding decreased
primarily in natural resources and transportation and logistics industries

.

The rating distribution for Retail Benelux improved

mostly because of Dutch residential mortgages, shifting from rating class BB to ratings A and BBB, driven by continuing increase of the NVM house price index and improving
LTVs,

despite Covid-19. Additionally, a trend of early repayments

was visible in the Dutch mortgage portfolio,
further reducing the share of BB rating class. Residential mortgages in Belgium also improved in rating
distribution, reducing concentration in BB and B ratings, while increasing in AA, A and BBB. On the other hand,
the retail mid-corporates portfolio showed

a worsening of rating distribution both in Belgium and the
Netherlands, shifting volumes from BBB to B rating.

In Retail Challengers & Growth Markets,

the increase in AAA-rating was explained by increased reserve deposits the central banks of Germany and Australia. Similarly,

rating class A increased due to exposures to Banco de
Espana. Further, the increase in AA is partially explained by

Australian residential mortgages . In Germany
residential mortgage loans grew steadily,

mainly in rating classes A and BBB, with Poland and Spain also contributing to the growth of A-rated residential

mortgages.

Corporate line decreased concentration

in AAA rating class due to the transfer of the reserve deposit with the
Dutch central bank (DNB) to Wholesale Banking.
Industry (*)
The industry composition within Retail is concentrated

in private individuals with 67% for Retail Benelux and 73%
for Retail Challengers & Growth. Dutch

residential mortgages continued to decrease driven by run-off at
Westland Utrecht bank and higher regular repayments,

partly mitigated by stable new production at Domestic
Bank NL throughout 2020. In Belgium, residential mortgages slightly decreased in total volume, while an increase was seen with lease products in Belgium mid-corporate portfolio.

In C&G, apart from mortgage volumes growth, an increased outstanding was seen in Lower Public Administration
(seen in Germany, France

and Australia) and in Real Estate (Australia)

.

Within Wholesale Banking, the sector development in Central Banks is consistent with the development in the investment grade category

above. Exposures towards Central Governments

increased due to higher bond
investments with Italy,

Poland and France, while Commercial Banks decreased exposure, driven by lower
volumes of trade-related transactions, seen in Australia.

The most noticeable reduction in Wholesale Banking was seen in Natural Resources, where exposures decreased
significantly, most

visible in Singapore, Luxembourg, US, UK and UAE. Outstanding to Transportation

& Logistics
also decreased, seen in the Netherlands, Hong Kong and Belgium, partly mitigated by an increase in Germany.
Apart from the above ING Wholesale increased its exposure to Lower Public Administration

(Germany and
France), while overall exposure decreased in Food,

Beverages & Personal Care (Belgium and Argentina)

.
Covid-19 sensitive sectors (*)
Aviation (Transportation

& Logistics):

exposure amounted to €4.6 billion outstanding (0.52% of total portfolio).
In terms of rating, the distribution of outstanding worsened compared to

2019, with main concentration shifting
from BBB to BB and B rating classes. Substandard grade

outstanding increased to 1.2% from 0% of Aviation
portfolio, whereas the non-performing grade increased to

4.5% from 0%.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 169

Hospitality & Leisure (Services and Food, Beverages & Personal Care):

exposure amounted to €5.9 billion
outstanding (0.67% of total portfolio). Rating distribution worsened compared to 2019, with outstanding shifting
from BBB and BB ratings into B, CCC and CC rating classes. Substandard grade increased to 9.7% from 1.8%,
whereas the NPL grade increased to 6.2% from 2.5%.

Non-food retail (Retail):

exposure slightly reduced and amounted to €10.8 billion (1.22% of total portfolio).
Rating distribution remained relatively stable, with concentration reducing in BBB, BB and B ratings and slightly
increasing in A rating class. Substandard grade decreased

to 0.7% from 0.9%, while NPL grade increased to 3.3%
from 3.2%.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 170

Outstandings by economic sectors and geographical area (*)

1
in EUR million Region Total
Industry Netherlands Belgium Germany Poland Spain
United
Kingdom
Luxemburg France Rest of Europe America Asia Australia Africa 2020
Private Individuals 114,219 42,443 88,178 12,216 21,775 186 3,203 2,644 14,717 169 173 33,346 29 333,299
Central Banks 43,615 22,840 23,601 31 3,058 6,247 3,855 811 3,655 0 4,090 1,424 23 113,250
Real Estate 18,349 10,540 1,374 2,478 1,460 313 3,846 3,511 3,839 2,889 828 4,197 7 53,632
Commercial Banks 1,640 265 4,546 607 468 6,931 3,478 6,218 6,926 7,434 13,222 1,476 298 53,509
Central Governments 6,636 6,762 2,010 8,956 4,435 55 175 2,130 10,020 8,949 344 712 439 51,623
Natural Resources 2,830 1,214 1,102 626 286 3,435 959 316 13,542 8,193 11,442 821 782 45,549
Non-Bank Financial Institutions 2,743 940 3,301 1,502 126 6,348 4,054 1,547 4,096 14,726 3,089 376 0 42,848
Transportation & Logistics 4,162 2,016 1,503 1,018 539 1,934 641 782 6,229 3,628 5,468 743 295 28,960
Food, Beverages & Personal Care 6,623 2,783 306 1,932 515 782 1,663 789 2,202 3,975 1,072 191 10 22,843
Services 4,281 9,307 584 783 159 520 454 411 1,054 2,314 612 515 0 20,993
Lower Public Administration 432 4,875 7,526 721 0 583 1,693 528 1,026 30 2,050 0 19,464
Utilities

1,731 1,277 1,815 618 610 2,105 583 402 2,975 3,196 1,716 1,292 237 18,556
General Industries

4,176 2,802 1,030 2,134 252 234 266 194 3,014 2,477 1,053 16 0 17,648
Other 14,094 13,218 3,843 5,478 829 1,926 1,572 1,273 9,527 7,769 4,456 1,293 0 65,279
Total 225,532 121,282 140,722 39,101 34,512 31,018 25,330 22,721 82,324 66,745 47,594 48,451 2,121 887,454
Rating class
Investment grade 169,111 78,294 118,082 26,045 26,622 25,924 19,528 16,688 51,233 44,279 35,879 34,545 127 646,357
Non-Investment grade 51,818 38,113 21,185 11,979 7,468 4,837 5,530 5,870 29,051 20,758 10,696 12,651 1,816 221,772
Substandard grade 1,794 1,159 516 215 102 101 191 37 679 476 94 349 83 5,798
NPL grade 2,808 3,715 939 862 320 156 81 126 1,360 1,232 925 905 95 13,526
Total 225,532 121,282 140,722 39,101 34,512 31,018 25,330 22,721 82,324 66,745 47,594 48,451 2,121 887,454
1

Geographic areas are based on country of residence, except for private individuals for which the geographic areas are based on the primary country of risk.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 171

Outstandings by economic sectors and geographical area (*)
1, 2
in EUR million Region Total
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
Central Banks 21,635 16,651 7,573 211 370 1,867 5,048 796 6,454 0 4,951 200 8 65,766
Commercial Banks 1,918 358 4,231 254 743 7,206 3,771 5,945 7,398 7,682 13,576 3,353 352 56,788
Natural Resources 2,556 1,323 959 729 220 4,307 2,339 652 16,037 9,521 15,442 749 1,061 55,894
Central Governments 7,970 5,777 3,033 6,626 4,597 42 184 1,554 6,668 9,724 1,071 689 367 48,300
Non-Bank Financial Institutions 2,852 1,178 2,856 1,252 175 7,462 2,983 1,318 4,117 12,145 3,178 315 149 39,981
Real Estate 18,478 10,287 1,418 2,415 1,390 350 3,865 3,503 4,539 3,685 886 3,450 8 54,275
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
Lower Public Administration 522 5,949 5,798 727 4 0 728 471 536 958 18 1,686 0 17,397
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
2

The prior period outstandings by economic sector (industry) have been updated reflecting improved classification of clients.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 172

Portfolio analysis per geographical area (*)
The portfolio analysis per geographical area re-emphasises the international distribution of the ING portfolio. The
share of the Netherlands in the overall portfolio remained stable at

25%.

The most noticeable trend in the Netherlands was the increase in exposure with the central bank. Apart from that, lower volumes of residential mortgage loans were visible, as well as lower bond exposures towards the
Dutch Central Government. For Belgium the increase in exposures towards the central bank was partially offset
by reduced outstanding to Lower Public Administration and slight decrease in residential mortgage volumes.
In terms of rating distribution, the share of investment grade increased in both the Netherlands and Belgium (due
to central banks), while non-investment grade

reduced, mainly seen with private individuals (mortgages shifting to investment grade). For both countries

substandard grade remained relatively

stable (little below 1%). For the
Netherlands, the NPL grade decreased to 1.2% from 1.4%, while for Belgium it increased to 3.1% from

2.5%.

In Germany, Spain and Poland,

residential mortgages increased due to strong market

position and stable business
volume growth. Germany,

Spain and Australia also showed increased exposures to central banks.

Rating distribution in Germany improved: the share of investment grade increased (central banks), while non-
investment grade slightly decreased. Substandard

grade (0.4%) also reduced share, while NPL grade slightly
increased (0.7%). Poland and Spain also showed rating distributions improvement,

as in both investment grade
share increased (central banks and mortgages). Substandard

grade remained stable at 0.6% for Poland and 0.3%
for Spain, as for NPL grade, it was stable at 2.2% for

Poland and 0.9% for Spain.

In Luxemburg despite the reduced overall exposure

to central banks and Natural Resources, the rating
distribution remained stable: investment grade

at 77.1%, non-investment grade slightly decreased to 21.8%.
Substandard grade increased to 0.8% from 0.3%, while NPL grade remained at 0.3%.

For Rest of Europe, the exposure decreased due to

lower exposure with the central bank of the Czech Republic,
lower outstanding in Turkey,

mainly due to FX impact and a reduction of exposure in Switzerland, visible in
Natural Resources.

The lower exposure in the Americas was mainly driven by FX impact and decreased volumes of term loans to

US
Corporates, mainly in Natural Resources, partly offset

by higher outstanding to US Non-Bank FIs. A similar
reduction in outstanding for Natural Resources

was visible in Asia (mainly in Singapore and UAE), which was partially offset by increased exposure to Technology

industry.

In Australia, outstanding increased, driven by Central

Bank exposures and exposures in Real Estate,

partly
compensated by lower volumes of trade related

transactions with Commercial Banks.

In terms of rating distribution for America region the share of investment grade increased to 66.3% from 61.1%,
while non-investment grade decreased

to 31.1% from 36.7%. Substandard grade remained at

0.7%, while NPL
slightly increased to 1.8% from 1.6%. For Asia, investment

grade moved slightly up to 75.4%, non-investment and
substandard decreased to 22.5% and 0.2% respectively,

while the NPL increased its share to 1.9% from 0.3% of
outstanding in Asia. Australia’s

rating distribution remained stable with slight shift of outstanding from non-
investment to investment

grade.

The top five countries within Rest of Europe based on outstanding were:

Italy (€17,544 million), Switzerland
(€10,494 million), Turkey

(€9,579 million), Romania (€8,484 million) and Russian Federation (€4,964 million).

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

Cover forms (*)
Within ING, there are two distinct forms of covers. First,

where the asset has been pledged to ING as collateral or
security, ING has the right to liquidate

it should the customer be unable to fulfil its financial obligation. As such, the proceeds can be applied towards full or partial compensation of the customer's outstanding exposure. This
may be tangible (such as cash, securities, receivables, inventory,

plant and machinery, and mortgages on real
estate properties) or intangible (such as patents,

trademarks, contract rights and licences). Second, where there is a third-party obligation, indemnification or undertaking (either by contract and/or by law), ING has the right to
claim from that third party an amount if the customer fails on its obligations. The most common examples are
guarantees (such as parent guarantees

and export credit insurances) or third-party pledged mortgages.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 173

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

Cover values (*)
This section provides insight into the types of cover and the extent to which exposures benefit from collateral or
guarantees. The disclosure differentiates

between risk categories (lending, investment, money market

and pre-
settlement). The most relevant types of cover include mortgages,

financial collateral (cash and securities) and
guarantees. ING obtains cover that is eligible for credit

risk mitigation under CRR/CRDIV,

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
Our definition of non-performing is explained in detail in ‘Credit restructuring’ (below). For additional insight, a breakdown of ING’s

portfolio by industry and geography is provided.

Exposures are categorised into different

value-to-loan (VTL) buckets that give insight in the level of collateralisation of ING’s

portfolio. VTL is calculated as the cover value divided by the outstandings at the balance
sheet date. The cover values are indexed

where appropriate and exclude any

cost of liquidation. Covers can
either be valid for all or some of a borrower’s exposures or particular outstandings,

the latter being the most
common. For the purpose of aggregation, over-collateralisation is ignored in the total overview and VTL coverage
of more than 100% is reported as fully covered. For VTL coverage in the tables for Dutch mortgages, consumer
lending and business lending, each cover is subsequently assigned to one of the six defined VTL buckets: no cover,

>0% to 25%, >25% to 50%, >50% to 75%, >75% to <100%, and ≥ 100%.

The next table gives an overview of the collateralisation of the ING’s total portfolio.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 174

Cover values including guarantees received (*)
in EUR million Cover type Value to Loan
2020
Outstandings Mortgages Financial Collateral Guarantees Other covers No Cover Partially covered Fully covered
Consumer Lending 331,288 609,967 6,208 26,117 38,438 6.7% 7.5% 85.8%
Business Lending 388,270 161,474 20,431 94,913 302,357 43.1% 21.2% 35.7%
Investment and Money Market 121,809 95 121 782 245 99.2% 0.1% 0.7%
Total Lending, Investment

and Money Market
841,367 771,536 26,761 121,811 341,039 36.9% 12.7% 50.4%
Pre-settlement 46,086

Total Bank 887,454

Cover values including guarantees received (*)
in EUR million Cover type Value to Loan
2019
Outstandings Mortgages
Financial

Collateral Guarantees Other No Cover Partially covered Fully covered
Consumer Lending 329,949 574,786 3,775 26,766 36,774 6.9% 7.6% 85.5%
Business Lending 378,444 154,351 21,073 93,407 296,286 36.7% 24.3% 39.1%
Investment and Money Market 94,866 33 133 64 266 96.0% 3.9% 0.1%
Total Lending, Investment

and Money Market
803,258 729,171 24,981 120,236 333,326 31.4% 15.0% 53.5%
Pre-settlement 50,672
Total Bank 853,930

In 2020, the collateralisation level of the portfolio slightly decreased as a result of an increase in unsecured
Central Bank reserves which are included in Business lending. Excluding the pre-settlement portfolio,50.4% of
ING’s outstandings were

fully collateralised in 2020 (2019: 53.5%). Since investments traditionally do not require
covers, the percentage for ‘no covers’

in this portfolio is above 90%. However,

99% of the investment
outstanding is investment grade. Improved

economic conditions in ING’s main markets

contributed to improved
collateral valuations, observed in consumer lending.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 175

Consumer lending portfolio (*)
The consumer lending portfolio accounts for 37.3% of ING’s

total outstanding, primarily consisting of residential
mortgage loans and other consumer lending loans, which mainly comprise term loans, revolvers and personal loans to consumers. As a result, most of the collateral consists of mortgages.

The mortgage values are collected
in an internal central database and in most cases external

data

is used to index the market value (e.g. mortgage
values for the Netherlands are updated on a quarterly basis using the NVM/CBS house price index).

A significant part of ING’s residential mortgage

portfolio is in the Netherlands (36.6%), followed by Germany
(25.9%), Belgium and Luxembourg (13.4%) and Australia (10.7%). Given the size of the Dutch mortgage portfolio,
the valuation methodology to determine the cover values for

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

Bemiddeling Onroerend Goed – Association of Real
Estate Brokers),

VastgoedPRO (Association of Real

Estate Professionals) or NVR (Nederlandse Vereniging

van
Rentmeesters).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 176

Consumer lending portfolio – cover values

(*)
The below tables show the values of different covers

and the VTL split between performing and non-performing
loans.

Cover values including guarantees received - Consumer lending portfolio (*)
in EUR million Cover type Value to Loan
2020
Outstandings Mortgages
Financial

Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Performing
Residential Mortgages (Private Individuals)
294,642 594,073 5,147 23,210 30,927 0.1% 0.7% 7.3% 92.0%
Residential Mortgages (SME)

1
5,681 9,010 151 126 1,532 0.3% 0.7% 1.4% 6.1% 91.5%
Other Consumer Lending 25,780 197 861 2,619 4,336 81.5% 0.3% 0.1% 0.2% 0.3% 17.6%
Total Performing 326,103 603,281 6,160 25,955 36,795 6.4% 0.0% 0.1% 0.7% 6.7% 86.1%
Non-performing
Residential Mortgages (Private Individuals)
3,698 6,379 45 141 1,414 0.2% 0.1% 0.4% 1.2% 5.9% 92.2%
Residential Mortgages (SME)

1
184 301 0 9 54 0.1% 0.2% 0.5% 1.8% 7.7% 89.7%
Other Consumer Lending 1,303 6 4 12 175 91.8% 0.3% 0.2% 0.3% 0.6% 6.7%
Total Non-performing 5,185 6,686 49 162 1,643 23.2% 0.1% 0.3% 1.0% 4.6% 70.6%
Total Consumer Lending 331,288 609,967 6,208 26,117 38,438 6.7% 0.0% 0.1% 0.7% 6.7% 85.8%
1

Consists mainly of residential mortgages to small one man business clients

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 177

Cover values including guarantees received - Consumer lending portfolio (*)
in EUR million Cover type Value to Loan
2019
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
Total Performing 326,370 570,734 3,759 26,630 35,922 6.7% 0.0% 0.1% 0.8% 6.7% 85.7%
Non-performing
Residential Mortgages (Private Individuals)
2,477 3,804 14 121 720 0.2% 0.2% 0.7% 2.3% 9.6% 87.1%
Residential Mortgages
(SME)

1
147 240 7 36 0.2% 0.3% 0.8% 2.9% 6.0% 89.8%
Other Consumer Lending 956 7 2 8 96 94.0% 0.4% 0.2% 0.4% 0.5% 4.6%
Total Non-performing 3,579 4,052 16 136 852 25.3% 0.2% 0.5% 1.8% 7.0% 65.2%

Total Consumer Lending 329,949 574,786 3,775 26,766 36,774 6.9% 0.0% 0.1% 0.8% 6.7% 85.5%
1

Consists mainly of residential mortgages to small one man business clients

The collateralisation levels of the consumer lending portfolio continued

to improve during 2020. The rise in
collateralisation levels was due to rising housing prices observed in different mortgage markets, specifically
noticeable in the Netherlands.

ING’s residential mortgage

outstanding increased mainly in Germany (4.9%), Spain (7.4%) and Poland (10.3%). In
2019 the increases where respectively 3.1%, 14.8% and 23.2%. Mortgage outstanding in the Netherlands decreased slightly (2.3%). For the residential mortgages portfolio,

the cover type guarantees relate to

mortgages
covered by governmental insurers

under the Dutch national mortgage guarantee (NHG) scheme in the
Netherlands. The NHG guarantees the repayment of a loan in case of a forced property sale.

Business lending portfolio (*)
Business lending accounts for 43.8% of ING’s total

outstanding (44.3% in 2019). In line with our objective to give stakeholders insight into the portfolio,

we present the business lending portfolio per industry breakdown in accordance with the NAICS definition and per region and main market. Business lending presented in this section does not include pre-settlement, investment and money market exposures, which are outlined in the next
sections.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 178

Cover values including guarantees received - Business lending portfolio (*)
in EUR million
2020 Cover type Value to Loan
Industry Outstandings Mortgages
Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Central Banks 79,464 23 100.0% 0.0% 0.0% 0.0% 0.0% 0.0%
Real Estate 52,743 99,824 1,176 6,644 28,378 3.3% 0.7% 2.1% 1.5% 7.4% 85.1%
Natural Resources 43,209 1,453 2,192 23,503 35,739 24.5% 14.4% 13.0% 7.2% 15.9% 25.0%
Transportation & Logistics 27,395 7,251 182 7,487 37,220 18.2% 5.1% 2.4% 3.9% 11.7% 58.8%
Non-Bank Financial Institutions 22,225 1,139 10,771 3,766 46,286 42.9% 3.5% 2.3% 3.6% 4.6% 43.2%
Food, Beverages & Personal Care 20,594 8,346 430 9,473 33,918 25.0% 5.1% 5.9% 9.6% 14.0% 40.3%
Services 19,632 10,623 1,855 8,394 23,917 27.9% 5.8% 7.0% 5.3% 7.2% 46.9%
Commercial Banks 17,931 313 107 1,546 3,868 74.8% 1.0% 3.4% 1.7% 8.2% 10.8%
Utilities 16,948 185 1,011 4,464 9,723 42.3% 19.1% 5.2% 4.3% 3.0% 26.0%
General Industries 16,417 5,563 241 5,736 20,781 31.5% 4.0% 5.7% 9.6% 9.9% 39.3%
Chemicals, Health & Pharmaceuticals 14,120 7,558 194 4,391 12,332 26.0% 5.7% 3.6% 7.7% 13.6% 43.5%
Builders & Contractors 13,895 7,583 309 4,490 15,711 26.3% 6.2% 6.4% 8.9% 10.4% 41.7%
Others

1
43,696 11,635 1,938 15,020 34,484 40.0% 5.1% 4.3% 6.1% 10.5% 34.1%
Total Business Lending 388,270 161,474 20,431 94,913 302,357 43.1% 4.9% 4.2% 4.2% 7.9% 35.7%
of which Total Non-performing 8,261 3,027 230 3,803 6,915 29.1% 5.2% 5.0% 8.5% 14.2% 38.1%
1

‘Others’ comprises industries with outstandings lower than €10 billion.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 179

Cover values including guarantees received - Business lending portfolio (*)
1
in EUR million
2019 Cover type Value to Loan
Industry Outstandings Mortgages
Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Natural Resources 53,796 1,197 2,426 22,041 35,691 26.6% 15.3% 9.6% 11.6% 12.9% 24.1%
Real Estate 53,564 98,238 1,589 6,869 20,353 4.0% 0.6% 2.1% 1.8% 8.7% 82.9%
Central Banks 42,087 7 100.0%
Non-Bank Financial Institutions 22,593 1,434 11,339 5,638 41,084 30.9% 3.7% 5.1% 6.5% 7.1% 46.6%
Transportation & Logistics 29,303 3,293 169 7,519 36,223 17.0% 6.4% 2.3% 4.1% 11.3% 58.9%
Food, Beverages & Personal Care 22,585 8,030 407 8,777 34,633 24.5% 5.2% 7.8% 10.3% 12.8% 39.5%
Commercial Banks 22,508 331 130 1,656 6,062 72.4% 3.3% 2.0% 1.6% 5.9% 14.8%
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

2
45,698 10,655 1,800 15,407 34,546 41.5% 4.9% 4.6% 5.8% 7.7% 35.4%
Total Business Lending 378,444 154,351 21,073 93,407 296,286 36.7% 6.0% 4.4% 5.7% 8.2% 39.1%
of which Total Non-performing
7,856 2,600 281 2,643 6,305 32.6% 3.6% 7.9% 9.2% 16.5% 30.2%
1

The prior period outstandings by economic sector (industry) have been updated reflecting improved classification of clients.
2

‘Others’ comprises industries with outstandings lower than €10 billion.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 180

Cover values including guarantees received - Business lending portfolio (*)
2020 Cover type Value to Loan
Region Outstandings Mortgages

Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Europe
Netherlands 100,918 61,180 3,298 9,245 59,268 51.6% 1.6% 2.5% 3.9% 8.6% 31.8%
Belgium 50,245 36,071 1,174 22,424 53,041 24.8% 1.6% 3.0% 3.1% 6.9% 60.7%
Germany 35,069 3,233 118 2,711 4,788 80.4% 4.0% 2.1% 1.4% 1.2% 10.9%
Luxembourg 16,332 8,403 1,671 2,849 29,875 46.4% 1.5% 6.0% 1.5% 3.4% 41.1%
Poland 16,176 9,414 168 3,720 25,652 28.3% 4.5% 3.8% 7.9% 11.3% 44.2%
United Kingdom 13,864 4,659 1,971 4,028 9,906 44.6% 16.1% 7.2% 3.0% 8.3% 20.8%
Switzerland 9,544 46 684 3,540 6,980 27.2% 21.7% 16.6% 7.1% 7.2% 20.3%
France 9,513 7,543 150 2,021 4,096 39.2% 5.1% 4.1% 2.7% 2.0% 46.8%
Rest of Europe 46,302 13,817 2,460 18,446 41,326 35.4% 7.7% 4.6% 4.7% 9.1% 38.5%
America 40,800 5,967 6,872 7,442 40,815 38.3% 7.3% 6.0% 5.4% 10.2% 32.7%
Asia 37,435 978 1,728 15,174 23,607 40.6% 5.0% 5.5% 6.6% 11.9% 30.5%
Australia 10,019 10,153 83 1,650 2,273 26.4% 7.7% 2.1% 2.4% 4.7% 56.8%
Africa 2,053 10 53 1,661 730 8.0% 6.6% 3.0% 19.9% 26.8% 35.7%
Total Business Lending 388,270 161,474 20,431 94,913 302,357 43.1% 4.9% 4.2% 4.2% 7.9% 35.7%
of which Non-performing
8,261 3,027 230 3,803 6,915 29.1% 5.2% 5.0% 8.5% 14.2% 38.1%

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 181

Cover values including guarantees received - Business lending portfolio (*)
2019 Cover type Value to Loan
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

Central Banks (€37.4 billion,
88.8%) followed by Utilities (€1.0 billion, 6.2%). The largest decrease in outstanding was observed in Natural
Resources (€10.6 billion), where the total cover percentage

increased.

The proportion of the business lending portfolio in Australia and Switzerland with no cover decreased substantially year-on-year,

respectively from 37.3% to 26.4% and from 35.7% to 27.2% in 2019. Most industry types experienced an increase in total covers. The largest

increases in outstanding in absolute figures were seen
in the Netherlands (23.9%) and Germany (90.9%). The increase in Germany (€16.7 billion) was primarily due to increases in regulatory reserve deposits and nostro accounts. As these deposits and nostro accounts are not
collateralised, this increase had only a small impact on total cover amounts.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 182

Credit quality (*)

Credit risk categories (*)
Regular Watch List Restructuring

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

Credit quality outstandings

(*)
in EUR million 2020 2019
Neither past due nor non-performing 863,506 831,340
Business lending past due but performing (1–90 days) 7,831 7,747
Consumer lending past due but performing (1–90 days) 2,619 3,367
Non-performing
1
13,497 11,477
Total 887,454 853,930
1

Based on lending and investment activities

Total

group outstanding increased by 4% (€+33.5 billion), mainly visible in the Investment grade rating class
(€+59.3 billion) partly offset by the decrease in the non-investment grade rating class outstanding (€-28 billion).
Business lending past due but performing remained stable at €7.8 billion, whereas consumer lending past due but performing decreased by 22% (€-0.7 billion).

The €2.0 billion non-performing outstanding increase was
distributed as follows; Retail Benelux (€+1.1 billion) and Retail

Challengers & Growth Markets (€+0.9 billion).
Within Retail Banking Benelux the private individuals outstanding increase accounted for €+0.7 billion, mainly
driven by the introduction of the new definition of default for mortgages. while for retail business this was €+0.4
billion in Builders & Contractors and the Services sectors. Within Retail

Challengers & Growth Markets the
increase was seen for private individuals. This was mainly driven by mortgages forbearance measures granted to
clients in the form of payment holidays not in scope of the European Banking Association (EBA) moratoria guidelines and classified as in default, as well as the implementation of new definition of default for secured
consumer lending.

Past due obligations (*)
Retail Banking continuously measures its portfolio in terms of payment arrears and on a monthly basis
determines if there are any significant changes in the level of arrears.

This methodology is principally extended to
loans to private individuals, such as residential mortgage loans, car loans and other consumer loans, as well as business lending. An obligation is considered ‘past due’ if a payment of interest or principal is more than one day
late. ING aims to help its customers as soon as they are past due by communicating to remind them of their
payment obligations. In its contact with the customers,

ING aims to solve the (potential) financial difficulties by
offering a range of measures (e.g. payment arrangements,

restructuring). If the issues cannot be cured, for
example because the customer is unable or unwilling to pay,

the contract is sent to the recovery unit. The facility
is downgraded to risk rating 20 (non-performing) when the facility or obligor – depending on the level at which
the non-performing status is applied - is more than 90 days past due and to risk rating 21 or 22 when the contract
is terminated.

ING has aligned the regulatory concept of non-performing with that of the definition of default. Hence, in
Wholesale Banking, obligors are classified as non-performing when a default trigger occurs:
◾

ING believes the borrower is unlikely to pay; the borrower

has evidenced significant financial difficulty,
to the extent that it will have a negative

impact on the future cash flows of the financial asset. The
following events could be seen as indicators of financial difficulty:
◾

The borrower (or third party) has started insolvency proceedings;
◾

A group company/co-borrower has NPL status

;
◾

Indication of fraud (affecting the company’s

ability to service its debt);
◾

There is doubt as to the borrower’s ability to generate

stable and sufficient cash flows to service
its debt;
◾

Restructuring of debt.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 183

◾

ING has granted concessions relating to the borrower’s

financial difficulty, the effect

of which is a
reduction in expected future cash flows of the financial asset below current carrying amount

.
◾

The obligor has failed in the payment of principal, interest or fees,

the total past due amount is above
the materiality threshold and this remains the case for more than 90 consecutive days

.

Further, Wholesale Banking has an individual name approach, using early warnings indicators to signal possible
future issues in debt service.

Ageing analysis (past due but performing): Consumer lending portfolio, outstandings
1
(*)
in EUR million 2020 2019
Past due for 1–30 days 2,129 2,564
Past due for 31–60 days 402 639
Past due for 61–90 days 88 163
Total 2,619 3,367
1

Based on consumer lending. The amount of past due but performing financial assets in respect of non-lending activities was not significant.

Ageing analysis (past due but performing): Consumer lending portfolio by geographic area, outstandings
1
(*)
in EUR million 2020
Region
Residential
Mortgages
Other retail Total
Europe
Netherlands 713 12 725
Belgium 469 107 576
Germany 359 71 430
Poland 84 62 146
Spain 24 30 55
Luxemburg 7 18 25
France 1 7 7
United Kingdom 2 0 2
Rest of Europe 136 119 255
America 0 0 1
Asia 4 0 4
Australia 388 6 394
Total 2,186 433 2,619
1

Based on consumer lending. The amount of past due but performing financial assets in respect of non-lending activities was not significant.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 184

Ageing analysis (past due but performing): Consumer lending portfolio by geographic area, outstandings
1
(*)
in EUR million 2019
Region
Residential
Mortgages
Other retail Total
Europe
Netherlands 829 11 840
Belgium 733 166 899
Germany 372 104 476
Poland 145 90 236
Spain 21 36 56
Luxemburg 3 24 27
France 2 10 13
United Kingdom 3 3
Rest of Europe 195 290 484
America 3 3
Asia 3 3
Australia 310 18 328
Total 2,619 749 3,367
1

Based on consumer lending. The amount of past due but performing financial assets in respect of non-lending activities was not significant.

The consumer lending decrease in past due but performing was distributed as follows; Retail

Benelux (€-0.4
billion) and Retail Challengers & Growth Markets

(€-0.3 billion). Within Retail Benelux the decrease was
noticeable in the 1-30 days bucket for Belgium (€-0.2 billion) mainly driven by the implementation of the new
definition of default via the introduction of the unlikely to pay assessment by which short arrears result in
defaults,

as well as the Covid-19 related payment holidays granted

after which days past due counting stops, and
the Netherlands (€-0.1 billion), due to the good payment behaviour of our clients which is facilitated by strict
underwriting rules, low interest rates, low unemployment and low bankruptcy,

as well as the financial aid
measures granted by the Dutch government

to employees and employers because of the Covid-19 pandemic.
Within Retail Challengers & Growth Markets

the largest decrease was mainly witnessed in the 31-60 days bucket for Germany (€-0.1 billion).

Ageing analysis (past due but performing): Business lending, outstandings (*)
in EUR million 2020 2019
Past due for 1–30 days 7,038 6,681
Past due for 31–60 days 712 658
Past due for 61–90 days 82 408
Total 7,831 7,747

Ageing analysis (past due but performing): Business lending portfolio by geographic area, outstandings (*)
in EUR million 2020 2019
Region Total Total
Europe
Netherlands 770 751
Belgium 912 1,028
Germany 204 385
United Kingdom 959 820
Spain 339 688
France 106 639
Luxemburg 301 340
Poland 206 279
Rest of Europe 1,214 1,445
America 2,538 1,159
Asia 151 187
Australia 128 23
Africa 3 2
Total 7,831 7,747

Total

past due but performing outstanding remained stable for business loans. Although, there was a similar
sized but opposite difference visible in the 1-30 days bucket

(€+0.4 billion) and the 61-90 days bucket (€-0.3
billion). The largest contributors in the 1-30 days bucket

were seen in America (€+1.3 billion), Bermuda (€+0.2
billion) on some larger client names. This was partially offset by the decreases witnessed in France (€-0.5 billion),
Spain (€-0.3 billion) and Belgium (€-0.3 billion). The largest contributors to the decrease in the 61-90 days bucket were Sweden (€-0.1 billion) and America (€-0.1 billion).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 185

Credit restructuring (*)
Global Credit Restructuring (GCR) is the dedicated and independent department that deals with non-performing loans and loans that hold a reasonable probability that ING will end up with a loss, if no specific action is taken.
GCR handles accounts or portfolios requiring an active approach, which may include renegotiation of terms

and
conditions and business or financial restructuring. The loans are managed by GCR or by units in the various regions and business units.

ING uses three distinct statuses to categorise the management of clients with (perceived) deteriorating credit risk
profiles, i.e. there is increasing doubt as to the performance and the collectability of the client’s contractual
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

◾

Restoring the client’s financial stability;

◾

Supporting the client’s turnaround;

◾

Restoring the balance between debt and equity; and
◾

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

Watch List, Restructuring

and Recovery accounts are reviewed at

least quarterly by the front office, GCR and the
relevant credit risk management executives

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

For ING retail units, clear criteria have been established to determine whether a client is eligible for the
forbearance process. Specific approval mandates

are in place to approve the measures, as well as procedures to manage, monitor and report the forbearance activities.

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

An additional one-year probation period is
observed for forborne exposures that move from

non-performing back to performing.

During 2020, ING supported clients affected by the Covid-19 pandemic among others by providing payment holidays. In line with European Banking Authority (EBA) Guidelines, exposures subject to these payment holidays
are not classified as forborne. Refer to ‘Payment

holidays’ below for more information on payment

holidays.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 186

Summary Forborne portfolio (*)

1
in EUR million 2020 2019
Business Line Outstandings
Of which:
performing
Of which: non-
performing
% of total
portfolio Outstandings
Of which:
performing
Of which: non-
performing
% of total
portfolio
Wholesale Banking 10,176 7,849 2,327 3.2% 4,632 2,699 1,932 1.7%
Retail Banking 9,640 6,341 3,299 2.0% 4,861 2,686 2,175 1.1%
Total 19,816 14,190 5,626 2.5% 9,492 5,385 4,107 1.3%
1

Undrawn commitments are excluded.

Summary Forborne portfolio by forbearance type (*)
1
in EUR million 2020 2019
Forbearance type Outstandings
Of which:
performing
Of which: non-
performing
% of total
portfolio Outstandings
Of which:
performing
Of which: non-
performing
% of total
portfolio
Loan modification 17,877 12,937 4,940 2.3% 8,285 4,800 3,485 1.1%
Refinancing 1,939 1,252 686 0.2% 1,208 585 622 0.2%
Total 19,816 14,190 5,626 2.5% 9,492 5,385 4,107 1.3%
1

Undrawn commitments are excluded.

As per December 2020 ING’s total forborne assets increased

by €10.3 billion (108.8%) against December 2019 to
€19.8 billion, largely as a result of the Covid-19 crisis, driven by both Wholesale and Retail Banking.
Wholesale Banking (*)
As per December 2020, Wholesale Banking forborne assets amounted to €10.2 billion, which represented 3.2% of the total Wholesale Banking portfolio.

Wholesale Banking: Forborne portfolio by geographical area (*)

1
in EUR million 2020 2019
Region Outstandings
Of which:
performing
Of which: non-
Outstandings
Of which:
performing
Of which: non-
performing performing
Europe
Netherlands 842 700 142 822 410 412
Belgium 255 175 81 41 16 25
Germany 845 676 170 246 182 63
United Kingdom 1,738 1,606 132 332 251 81
Italy 353 317 36 197 115 83
Ukraine 88 5 82 169 77 93
Norway 78 32 47 151 124 27
Poland 199 101 98 134 31 103
Rest of Europe 2,317 2,144 173 502 322 180
America 2,338 1,541 796 1,315 759 556
Asia 555 194 362 316 206 109
Australia 365 251 113 214 85 129
Africa 202 109 94 192 122 71
Total 10,176 7,849 2,327 4,632 2,699 1,932
1

Undrawn commitments are excluded.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 187

Wholesale Banking: Forborne portfolio by economic sector (*)
1, 2
in EUR million 2020 2019
Industry Outstandings
Of which:
performing
Of which: non-
Outstandings
Of which:
performing
Of which: non-
performing performing
Natural Resources 2,370 1,397 973 1,587 909 678
Transportation & Logistics 1,453 1,253 201 674 362 313
General Industries 661 605 55 427 286 142
Food, Beverages & Personal Care 1,475 1,216 260 375 227 148
Real Estate 529 365 165 392 217 175
Chemicals, Health & Pharmaceuticals 394 364 30 212 209 3
Builders & Contractors 449 370 78 195 79 116
Utilities 290 141 149 188 55 133
Services 750 643 106 129 69 60
Retail 346 296 49 114 92 22
Automotive 768 714 54 108 72 36
Other 691 485 206 230 124 106
Total 10,176 7,849 2,327 4,632 2,699 1,932
1

Undrawn commitments are excluded.
2

The prior period outstandings by economic sectors (industry) have been updated reflecting improved classification of clients.

The main concentration of forborne assets in a single country was in the United Kingdom with 17% (2019: 7%) of the total Wholesale Banking forborne assets and 6% (2019: 4%) of the total non-performing forborne assets.

Wholesale Banking forborne assets increased by €5.5 billion compared to 2019, of which the performing forborne assets increased by €5.1 billion. The increase of the performing forborne assets was visible across all industries and locations, as a result of the pandemic outbreak.

Wholesale Banking forborne assets were mainly concentrated in Natural

Resources, Food Beverages & Personal
Care-

and Transportation

& Logistics. Together

they accounted for 52% of the total Wholesale Banking forborne assets and 62% of the total Wholesale Banking non-performing forborne assets. Back in 2019, the main concentration was witnessed in Natural Resources,

Transportation

& Logistics and General Industries with 58% of
the total Wholesale Banking forborne. A significant increase in forborne assets was visible in the Food, Beverages
& Personal Care industry (€+1.1 billion) during 2020, followed by Transportation

& Logistics (€+0.8 billion) and
Natural Resources (€+0.8).
Retail Banking (*)
As per year-end 2020, Retail Banking forborne assets amounted to a total of €9.6 billion, which represented 2.0%
of the total Retail Banking portfolio.

Retail Banking: Forborne portfolio by geographical area (*)

1
in EUR million 2020 2019
Region Outstandings
Of which:
performing
Of which: non-
Outstandings
Of which:
performing
Of which: non-
performing performing
Europe
Netherlands 4,415 3,447 968 2,212 1,367 845
Belgium 2,672 1,621 1,051 1,149 435 714
Germany 578 410 168 425 294 131
Turkey 307 218 89 314 184 130
Poland 349 112 237 209 101 109
Romania 114 59 55 101 55 46
Italy 49 13 37 25 13 12
Spain 22 10 12 25 13 12
Rest of Europe 80 42 37 43 22 22
America 10 9 1 2 1 1
Asia 3 1 2 1 1
Australia 1,041 399 643 354 201 153
Total 9,640 6,341 3,299 4,861 2,686 2,175
1

Undrawn commitments are excluded.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 188

The main concentration of forborne assets in a single country was in the Netherlands with 46% (2019: 46%) of the total Retail Banking forborne assets and 29% (2019: 39%) of the non-performing forborne assets. Belgium
followed with 28% (2019: 24%) of the total Retail Banking forborne assets.

Payment holidays
Globally, 2020 has been dominated by the Covid-19 pandemic and the distressing human and economic cost
thereof. The shutdown of various businesses immediately

affected banking customers and as such various
measures have been and continue to be implemented in order to minimise short-

and long-term economic and
customer impacts. In many countries, governments have

adopted economic support programs (such as tax
advantages, unemployment regulations or guarantees)

that we believe will assist ING clients in potential financial difficulty to manage through these extraordinary times. In addition, various initiatives have been taken by ING to
grant payment holidays, (guaranteed)

new money facilities etc.

Governments in almost all Retail Banking countries have

adopted measures providing for payment holidays.

As of
end-December, in line with the European Banking Association

(EBA) moratoria guidelines, approximately

196,000
customers had been granted payment

holidays under schemes that were eligible under the EBA moratoria guidelines. The total exposure of loans for which a payment holiday was granted amounts to €19.4 billion, of
which over 55% were for customers located

in the Netherlands and Belgium. At the end of 2020, 93% of granted payment holidays had expired.

The payment holiday schemes offered in the various countries differ in terms of scope, benefit duration and key
conditions. Generally,

underlying conditions differ per country in terms of tenor,

deferment of principal and
interest payments. The payment

holidays are applied to business lending, mortgages and consumer loans.

The modification of contractual terms of loans subject to payment holiday arrangements does not automatically
result in derecognition of the financial assets. Where applicable, the carrying amount of the financial asset has been recalculated as the present value of the renegotiated

or modified contractual cash flows, discounted at the
original effective interest rate

and a gain or loss was recognised.

The various measures by governments and ING to alleviate the impact of Covid-19 also impact the loan classification in terms of forbearance and consequently IFRS 9 staging.

In light of this, the EBA has provided
guidelines that expired on 30 September 2020, which defined eligibility criteria for a payment holiday
arrangement offered to a large

group of customers to be classified as a “general

payment moratorium”.

Based on
the guidelines, the granting of these payment holidays did not lead to forbearance classifications. Therefore, it
did not automatically trigger recognition of lifetime Expected Credit Loss (ECL) either.

A small number of payment
holidays were granted outside this scheme and were

flagged as forborne. ING followed the EBA guidelines and
when a payment holiday was provided to a customer as part of a “general payment moratorium”,

ING did not
consider this measure to classifiable as forbearance. EBA further extended these guidelines in the first week of
December 2020, valid until 31 March 2021, with certain extra conditions. ING decided not to make use of the
extension of these guidelines and has taken a prudent decision to treat all payment holiday requests under new
or extended schemes (after September 2020) as stage 2 or sta ge 3 exposures.

Non-performing loans (*)
ING’s loan portfolio is under constant

review. Loans to obligors

that are considered more than 90 days past due
on material exposure are reclassified as non-performing. For commercial lending portfolios, there generally are
reasons for declaring a loan non-performing prior to the obligor being 90 days past due. These reasons include, but are not limited to, ING’s

assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection.

The table below represents the breakdown by industry of credit risk outstandings for lending and investment
positions that have been classified as non-performing.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 189

Non-performing Loans: outstandings by economic sector and business lines (*)
1, 2
in EUR million
Wholesale Banking Retail Benelux
Retail Challengers
& Growth Markets Corporate Line Total
Industry 2020 2019 2020 2019 2020 2019 2020 2019 2020 2019
Private Individuals 2,879 2,173 2,480 1,573

5,359 3,746
Natural Resources 1,434 1,108 63 35 36 53

1,533 1,196
Food, Beverages & Personal
Care
668 599 420 351 138 168

1,226 1,119
Transportation & Logistics 786 651 201 96 44 40

1,031 787
Services 313 320 474 357 58 60

844 737
Builders & Contractors 148 265 398 258 133 168

680 691
Real Estate 217 312 416 329 21 9

655 649
General Industries 138 248 232 204 133 153

502 605
Non-Bank Financial Institutions 18 426 26 16 3 2 47 444
Retail 85 89 170 172 54 63 309 325
Other

3
579 467 335 326 103 110 295 275 1,312 1,178
Total 4,386 4,487 5,614 4,316 3,203 2,399 295 275 13,497 11,477
1

Based on Lending and Investment outstandings.
2

The prior period outstandings by economic sector (industry) have been updated reflecting improved classification of clients.
3

Economic sectors not specified in above overview are grouped in Other.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 190

Non-performing Loans: outstandings by economic sectors and geographical area (*)
in EUR million Region Total
Industry
Netherlands Belgium Germany Poland Spain United Kingdom France Luxemburg Rest of Europe America Asia Australia Africa
2020
Private Individuals 1,040 1,760 712 214 239 7 18 38 555 5 4 766 1 5,359
Natural Resources 75 48 0 20 25 0 0 171 659 394 93 49 1,533
Food, Beverages & Personal
Care
324 165 80 114 15 11 68 1 76 240 132 1 0 1,226
Transportation & Logistics 346 54 1 42 47 18 0 3 110 40 352 18 0 1,031
Services 190 495 0 42 5 0 1 4 28 73 6 0 844
Builders & Contractors 66 361 1 93 0 0 4 107 47 0 0 680
Real Estate 144 255 86 15 80 15 17 26 16 655
General Industries 111 161 7 91 0 5 0 93 32 1 1 0 502
Non-Bank Financial
Institutions
9 13 3 0 0 4 13 4 1 47
Retail 66 140 0 41 3 6 1 36 13 3 0 309
Other

1
427 259 138 116 0 12 14 8 143 120 23 7 45 1,312
Total 2,799 3,710 939 862 320 156 126 81 1,359 1,220 925 905 95 13,497
1

Economic sectors not specified in above overview are grouped in Other.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 191

Non-performing Loans: outstandings by economic sectors and geographical area (*)
1
in EUR million Region Total
Industry
Netherlands Belgium Germany Poland Spain United Kingdom France Luxemburg Rest of Europe America Asia Australia Africa
2019
Private Individuals 840 1,271 585 134 195 4 14 24 411 4 3 261 1 3,746
Natural Resources 83 21 28 63 254 533 84 111 20 1,196
Food, Beverages & Personal
Care
315 153 63 117 1 12 68 1 109 254 26 1,119
Transportation & Logistics 432 48 1 31 47 49 3 88 32 10 46 787
Services 224 377 36 3 49 42 6 737
Builders & Contractors 88 226 1 103 1 3 230 39 691
Real Estate 237 225 96 19 7 28 27 8 4 649
General Industries 176 148 12 89 3 1 127 48 1 605
Non-Bank Financial
Institutions
35 8 3 7 5 14 107 264 444
Retail 74 147 40 4 7 1 52 325
Other

2
464 239 44 130 10 1 9 173 34 23 51 1,178
Total 2,968 2,864 705 805 270 144 96 79 1,534 1,099 154 686 71 11,477
1

The prior period outstandings by economic sector (industry) have been updated reflecting improved classification of clients.
2

Economic sectors not specified in above overview are grouped in Other.

The non-performing portfolio increased in 2020, as a result of ING’s introduction of a new definition of default
(€1.0 billion) and due to developments with respect to certain large individual files. The increase is visible in all businesses and also in almost all the sectors. More specifically in Retail Benelux and in Retail Challengers

&
Growth, the increase is explained by private individuals, whereas in Wholesale the main increase is visible in the sector Natural Resources, in Transportation

and Logistics, and in Other.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 192

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

2 and stage 3 assets only, to

the lifetime horizon. The IFRS
9 model parameters are estimated

based on statistical techniques and supported by expert judgement.

ING has aligned the definition of default for regulatory purposes with the definition of ‘credit

-impaired’ financial
assets under IFRS 9 (Stage 3). To

comply with the new regulatory technical standards (RTS)

and EBA guidelines,
ING updated its definition of default in the first quarter of 2020. Consequently,

ING updated this definition also
for IFRS 9 purposes. More information can be found

in section 1.6 of the Consolidated Financial Statements.

Portfolio quality (*)
The table below describes the portfolio composition over the different IFRS

9 stages and rating classes. The Stage
1 portfolio represents 91.8% (2019: 94.0%) of the total gross carrying amounts, mainly composed of investment grade, while Stage 2 makes up 6.8% (2019: 4.7%) and Stage 3 makes up 1.5% (2019: 1.3%) total gross carrying
amounts, respectively.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 193

Gross carrying amount per IFRS 9 stage and rating class (*)
1,2,3
in EUR million
12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit impaired
(Stage 3)
Total
2020
Rating class
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Investment grade
1 (AAA) 109,734 3 46 0 109,780 3
2-4 (AA) 108,776 6 646 0 109,422 6
5-7 (A) 137,901 27 797 1 138,698 28
8-10 (BBB) 294,923 88 7,418 12 302,341 100
Non-Investment grade
11-13 (BB) 159,076 239 18,513 133 177,588 372
14-16 (B) 28,335 208 23,742 570 52,077 777
17 (CCC) 2,817 9 5,113 259 7,930 269
Substandard grade
18 (CC) 3,384 248 3,384 248
19 (C) 2,323 254 2,323 254
NPL grade 20-22 (D) 13,398 3,797 13,398 3,797
Total 841,562 581 61,981 1,476 13,398 3,797 916,942 5,854
1 Compared to the credit risk portfolio, the differences are mainly undrawn committed amounts (€118.4 billion) not included in Credit outstandings and non-IFRS 9 eligible assets (€89.1 billion, mainly guarantees, letters of credit and pre-settlement exposures) included in Credit outstandings.
2 For a reference to the Notes in the consolidated financial statements, we refer to the table ‘Reconciliation between credit risk categories and financial position’.
3 IAS 37 provisions (€74.8 million) are excluded.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 194

Gross carrying amount per IFRS 9 stage and rating class (*)
1,2,3
in EUR million
12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit impaired
(Stage 3)
Total
2019
Rating class
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Investment grade
1 (AAA) 75,144 1 75,144 1
2-4 (AA) 82,992 3 28 83,020 3
5-7 (A) 131,931 11 273 132,204 11
8-10 (BBB) 295,449 55 4,905 6 300,353 61
Non-Investment grade
11-13 (BB) 194,643 209 7,925 54 202,568 263
14-16 (B) 36,683 202 18,416 367 55,099 569
17 (CCC) 405 7 4,067 146 4,472 153
Substandard grade
18 (CC) 3,253 160 3,253 160
19 (C) 2,216 148 2,216 148
NPL grade 20-22 (D) 10,955 3,275 10,955 3,275
Total 817,247 490 41,082 881 10,955 3,275 869,284 4,646
1 Compared to the credit risk portfolio, the differences are mainly undrawn committed amounts (€115 billion) not included in Credit outstandings and non-IFRS 9 eligible assets (€100 billion, mainly guarantees, letters of credit and pre-settlement exposures)

included in Credit outstandings.
2 For a reference to the Notes in the consolidated financial statements, we refer to the table ‘Reconciliation between credit risk categories and financial position’.
3 IAS 37 provisions (€93.3 million) are excluded.

Changes in gross carrying amounts and loan loss provisions (*)
The table below provides a reconciliation by stage of the gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and
associated allowance for ECL. This includes the net-remeasurement of ECL arising from stage transfers,

for
example, moving from a 12-month (stage 1) to

a lifetime (stage 2) ECL measurement basis.

The net remeasurement line represents the changes in provisions for facilities that remain in the same stage.

Please note the following comments with respect to the movements observed in the table below:
◾

Stage 3 gross carrying amount increased by €2.4 billion from €11.0 billion as per 31 December 2019 mainly as a result of ING’s introduction of a new definition of default

(€1.0 billion) and due to
developments with respect to certain large individual files in the first half of 2020. For further background on implementation of the new definition of default, please refer to section 1.6 of the
Consolidated Financial Statements;
◾

Stage 2 gross carrying amount increased by €20.9 billion from €41.1 billion as per 31 December 2019.
This is mainly caused by the Watch List trigger (€10.2 billion) and the forbearance trigger (€9.5 billion)
and to a lesser extent to other triggers such as 30 Days Past

Due and the significant lifetime PD trigger,
primarily in Wholesale Banking and Retail Market Leaders;

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 195

◾

Transportation

& Logistics, Services, Real Estate and Food, Beverages

& Personal Care were the sectors
particularly impacted by the Covid-19 pandemic, with an increase in stage 2 amounts of €4.5 billion, €3.7 billion, €3.7 billion and €2.2 billion respectively. These sectors represent 10%, 11%, 10% and 9% of the
total stage 2 gross carrying amounts respectively;
◾

The net re-measurement of loan loss provisions in stage 1 and stage

2 of €109 million and €450 million
respectively and the transfer into lifetime

ECL not credit impaired of €651 million were significantly
impacted by the worsened macroeconomic outlook, including management adjustments of €269 million to reflect the risks in payment holidays and the impact of oil price decrease on the upstream

Reserve
Based Lending book in the US and €394m overlays to address for the delay in observed defaults as a
result of the Government support measures.

Additional information on macroeconomic scenarios is included in the section “Macro-economic scenarios and sensitivity analysis of key sources of estimation uncertainty”.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 196

Changes in gross carrying amounts and loan loss provisions (*)
1,2,3
in EUR million 12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit impaired
(Stage 3)
Total
2020
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Opening balance
817,247 490 41,082 881 10,955 3,275 869,284 4,646
Transfer

into 12-month ECL (Stage 1)
9,139 24 -8,899 -200 -240 -18 0 -194
Transfer

into lifetime ECL not credit impaired (Stage 2)
-39,093 -76 39,601 651 -509 -57 0 518
Transfer

into lifetime ECL credit impaired (Stage 3)
-3,592 -30 -1,879 -163 5,471 1,518 0 1,325
Net remeasurement of loan loss provisions
109 450 700 1,259
New financial assets originated or purchased
161,333 178 161,333 178
Financial assets that have been derecognised
-116,035 -85 -6,987 -107 -897 -236 -123,919 -428
Net drawdowns and repayments
12,563 -938 -181 11,444
Changes in models/risk parameters

7 7
Increase in loan loss provisions
119 638 1,908 2,666
Write-offs
-1,200 -1,200 -1,200 -1,200
Recoveries of amounts previously written off
39 39
Foreign exchange and other movements
-28 -42 -226 -297
Closing balance
841,562 581 61,981 1,476 13,398 3,797 916,942 5,854

1 At the end of December 2020, the gross carrying amounts included loans and advances to central banks (€109.2 billion),

loans and advances to banks (€25.4 billion), financial assets at FVOCI

(€34.0 billion), securities at amortised cost (€50.6 billion), loans and advances to customers (€599.7 billion) and
contingent liabilities (credit replacements) in scope

of IFRS 9 (€118.4 billion) and excludes receivables related

to securities in reverse repurchase transaction

(€-6.4 billion), cash collateral in respect of derivatives

(€-8.3 billion), the value adjustment hedged items (€-1.0 billion), a receivable that is offset by a
liquidity facility (€-2.2 billion), on-demand bank balances (€-2.2 billion) and other differences amounting to €-0.3 billion.
2 Stage 3 Lifetime credit impaired includes €3 million

Purchased or Originated Credit Impaired.
3 At the end of December 2020, the stock of provisions included provisions for loans and advances to central

banks (€3 million), loans and advances to banks (€23 million), financial assets at FVOCI (€14 million),
securities at amortised cost (€17 million), provisions for

loans and advances to customers (€ 5,779 million) and

provisions for contingent liabilities (credit

replacements) recorded under Provisions (€17

million).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 197

Changes in gross carrying amounts and loan loss provisions (*)
1,2,3
in EUR million 12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit impaired
(Stage 3)
Total
2019
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Opening balance
788,537 501 46,949 925 10,758 3,141 846,244 4,568
Transfer

into 12-month ECL (Stage 1)
12,856 30 -12,579 -253 -277 -23 0 -246
Transfer

into lifetime ECL not credit impaired (Stage 2)
-21,577 -73 22,382 474 -805 -81 0 320
Transfer

into lifetime ECL credit impaired (Stage 3)
-2,210 -6 -1,753 -135 3,964 1,113 0 972
Net remeasurement of loan loss provisions
0 -77 0 36 0 283 0 242
New financial assets originated or purchased
180,605 205 0 0 0 0 180,605 205
Financial assets that have been derecognised
-126,082 -103 -9,108 -162 -1,659 -137 -136,849 -402
Net drawdowns and repayments
-14,880 0 -4,807 0 1 0 -19,686 0
Changes in models/risk parameters

0 15 0 2 0 -8 0 9
Increase in loan loss provisions
0 -9 0 -39 0 1,147 0 1,099
Write-offs
-1 -1 -2 -2 -1,027 -1,028 -1,030 -1,031
Recoveries of amounts previously written off
0 0 0 0 0 55 0 55
Foreign exchange and other movements
0 -1 0 -3 0 -41 0 -45
Closing balance
817,247 490 41,082 881 10,955 3,275 869,284 4,646

1 At the end of December 2019, the gross carrying amounts included loans and advances to central banks (€51.2 billion),

loans and advances to banks (€35.1 billion), financial assets at FVOCI

(€32.2 billion), securities at amortised cost (€46.1 billion), loans and advances to customers (€612.6 billion) and
contingent liabilities (credit replacements) in scope

of IFRS 9 (€115.7 billion) and excludes receivables related

to securities in reverse repurchase transaction

(€-9.9 billion), cash collateral in respect of derivatives

(€-10.2 billion), the value adjustment hedged items (€0.0 billion),

a receivable that is offset by a
liquidity facility (€-1.3 billion), on-demand bank balances (€-1.8 billion) and other differences amounting to €-0.3 billion.
2 Stage 3 Lifetime credit impaired includes €1 million

Purchased or Originated Credit Impaired.
3 At the end of December 2019, the stock of provisions included provisions for loans and advances to central

banks (€1 million), loans and advances to banks (€9 million), financial assets at FVOCI (€10 million), securities at amortised cost (€10 million), provisions for loans and advances to customers (€4,590
million) and provisions for contingent liabilities

(credit replacements) recorded under Provisions

(€25 million).

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 198

Modification of financial assets
The table below provides the following information:
- Financial assets that were modified during the year (i.e. qualified as forborne) while they had a loss allowance measured at an amount equal to lifetime ECL.

- Financial assets that were reclassified to stage 1 during the period.
Financial assets modified (*)
in EUR million 2020 2019
Financial assets modified during the period
Amortised cost before modification 2,840 1,510
Net modification results -144 -35
Financial assets modified since initial recognition
Gross carrying amount at 31 December of financial assets for which loss allowance has changed to 12-
month measurement during the period
312 689
The prior period has been updated to improve consistency

and comparability.
Modifications that have been provided in 2020 under general payment moratoria (payment holidays) are

not
included in this analysis. For details refer to the section ‘payment holidays’.

Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty (*)
Methodology (*)
Our methodology in relation to the adoption and generation of macroeconomic scenarios is described in this section. We continue to follow this methodology in generating our probability-weighted ECL, with consideration
of alternative scenarios and management adjustments supplementing this ECL where, in management's opinion,
the consensus forecast does not fully capture the extent

of recent credit or economic events. The
macroeconomic scenarios are applicable to the whole ING portfolio in the scope of IFRS 9 ECLs.

The introduction of IFRS 9, with its inherent complexities and potential impact on the carrying amounts of our assets and liabilities, represents a key source of estimation uncertainty.

In particular, ING’s

reportable ECL
numbers are most sensitive to the forward

-looking macroeconomic forecasts used as model inputs, the
probability-weights applied to each of the three scenarios, and the criteria for identifying a significant increase in credit risk. As such, these crucial components require consultation and management judgement, and are subject
to extensive governance.
Baseline scenario (*)
As a baseline for IFRS 9, ING has adopted a market-neutral view combining consensus forecasts for economic
variables (GDP,

unemployment) with market forwards (for interest

rates, exchange rates

and oil prices). The
Oxford Economics’ Global Economic Model (OEGEM) is used to complement the consensus with consistent
projections for variables for which there are no consensus estimates available (most notably house prices and –
for some countries - unemployment), to generate

alternative scenarios, to convert annual consensus information to a quarterly frequency and to ensure general consistency

of the scenarios. As the baseline scenario is consistent
with the consensus view it can be considered as free from any bias.

The relevance and selection of macroeconomic variables is defined by the ECL models under credit risk model governance. The scenarios are reviewed and challenged by two panels. The first panel consists of economic
experts from Global Markets Research and risk and modelling specialists, while the second panel consists of
relevant senior managers.

Alternative scenarios and probability weights (*)
Two alternative scenarios are taken

into account; an upside and a downside scenario. The alternative scenarios have,

to a large extent,

a technical character as these are based on the forecast errors of the OEGEM.

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

For the downside scenario, ING has chosen for the 90th percentile of that distribution because this corresponds with the way risk management earnings-at-risk is defined within the Group. The upside scenario is represented by the 10th percentile of the distribution. The applicable percentiles of the distribution imply a 20% probability for each alternative scenario. Consequently,

the baseline scenario has a 60% probability weighting. Please note that, given their technical nature, the downside and upside scenarios are not based on an explicit specific narrative.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 199

Macroeconomic scenarios applied (*)
The provisions are based on the December consensus forecasts.
Baseline assumptions (*)
The December 2020 consensus anticipates global output (ING definition), after declining sharply in 2020 by 3.6%, to bounce back to 5.0% growth in 2021 and 3.8% in 2022. The consensus reflects that near-term economic weakness - resulting from a re-imposition of restrictions on mobility and firms, in order to prevent a further
spread of the coronavirus – will be followed by an economic recovery underpinned by the start of a vaccination
program in many parts of the world enabling a lifting of lockdowns. This could bring world real GDP back to pre-
crisis levels by mid-2021. China is in the lead with the economy touching pre-crisis levels again already in the second half of 2020. But the US economy may not reach that level before the third quarter of 2021 and the
eurozone not before the second quarter

of 2022. Lagging the economic recovery, unemployment in a

number of
countries may continue to increase up to the third quarter

of 2021 as government policy measures to preserve
jobs may end. Most countries are expected to end the forecast period with higher unemployment rates than
observed before the outbreak of the coronavirus pandemic. Further out in the forecast horizon, the
unemployment rate is generally expected

to fall back as the economic recovery continues (3.8% growth of world output in 2022).

When compared to the June 2020 consensus forecast, used for the second quarter interim reporting, the
December forecast assumes a smaller shrink in 2020 global GDP (-3.6% compared to -4.8%) following a generally stronger than expected economic rebound. The fourth quarter

re-imposition of lockdown measures to contain
the spread of the coronavirus results, compared to June, in a less strong global recovery in 2021 (5.0% versus
5.1%) but the likely roll-out of an effective vaccine

brightens the outlook further out (global growth in 2022 3.8%
versus 3.2% in June).

When compared to the consensus forecast used for the

final 2019 reporting, the current outlook is substantially
different as at that time no assumptions with respect to the possible consequences of the spread of the coronavirus have been incorporated.

The baseline scenario at the time assumed continued world economic growth close to 2.5% per year in 2020-2022.
Alternative scenarios and risks (*)
Uncertainty around the base case is high as new cases of Covid-19 remain high in many countries and restrictions to mobility have been tightened again, increasing the risk that the economic recovery falls back. There is also
uncertainty around the degree to which government support schemes will continue to limit the increase in
unemployment. And while there is positive news about the efficacy of a vaccine, many logistical and production
challenges lie ahead.

To reflect

the heightened uncertainty,

the dispersion of the forward-looking distributions – from which the alternative scenarios are being derived – has been increased while maintaining a downward skew following on
from the outcomes of Oxford Economics’ Global Risk Survey.

Specifically, the forecast

bandwidths projected for
the end of the forecast horizon have now been applied to

the near term as well.

The upside scenario – though technical in nature - implies a quick return of output to its pre-coronavirus baseline forecast and more positive medium-term prospects than envisaged in the baseline scenario. In this scenario,
unemployment rates quickly fall back from their peaks in 2020. In spirit it is a scenario where medical advances allow for a more rapid easing of lockdowns. A faster

restoration of confidence among business and households
would result in private spending and business activity accelerating more markedly in 2021 and beyond.

The downside scenario, while being equally technical in nature, represents an even more pronounced near-term
global downturn than expected in the baseline scenario. The downside scenario reflects the risk of the coronavirus pandemic not only posing significant risks to the near-term outlook but also having longer-lasting
negative effects on economic growth

(e.g. because of faster de-leveraging and weaker

productivity growth).

Management adjustments applied this year (*)
In times of volatility and uncertainty where portfolio quality and the economic environment are changing rapidly,
models alone may not be able to accurately predict losses. In these cases management adjustments can be
applied to appropriately reflect ECL. Management adjustments can also be applied where the impact of the
updated macroeconomic scenarios is over- or under-estimated

by the IFRS 9 models.

An overlay of €394 million was taken in December 2020 because of time lags in defaults occurring in this crisis, as a result of support programmes, while GDP growth forecasts

were improving as 2020 is now over

and more
favourable 2021 GDP growth forecasts

(and subsequent years) are now being taken into

account in the models.
As it is expected that additional defaults as a result of the crisis will still come in, the overlay was taken which was
calculated using a scenario with a time lag between GDP growth forecasts deteriorating and defaults occurring.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 200

As mentioned above, per the guidance from EBA, Covid-19 related payment holidays granted until September
2020 have not automatically been classified as forbearance, and hence, have not automatically triggered
recognition of lifetime ECL in stage 2. Looking forward,

it is expected that the phasing out of the support
measures in the course of 2021 could lead to more business insolvencies and unemployment. This could lead to more clients that have currently taken

payment holidays getting into financial difficulties

and to higher levels of
defaults. To

the extent ING believes that this elevated risk is not yet

covered in the IFRS 9 models, a management
adjustment has been recognised.

This management adjustment has been recognised for SME and mid-corporate portfolios as these portfolios are
considered to be most at risk and have the highest percentage of customers requesting payment holidays
compared to other portfolios.

ING has recognised a management adjustment of €85 million in the Netherlands and €131 million in Belgium as they are the largest SME portfolios and not significantly impacted by macroeconomic forecasts updates. Furthermore,

a management adjustment of €28 million has been recognised
in Australia for the mortgage portfolio which is also a portfolio where relative many payment holidays

are
granted and which is considered at risk.

In addition, as the oil price remains volatile, as well as exposed to the impact of the Covid-19 crisis and subject to political decisions, ING recognised a management adjustment for the upstream oil book of €25 million.

Analysis on sensitivity (*)
The table below presents the analysis on the sensitivity of key forward

-looking macroeconomic inputs used in the
ECL collective-assessment modelling process and the probability-weights applied to each of the three scenarios.
The countries included in the analysis are the most significant geographic regions, in terms of both gross contribution to reportable ECL, and sensitivity of ECL to forward

-looking macroeconomics. Accordingly,

ING
considers these portfolios to present the most significant

risk of resulting in a material adjustment to the carrying
amount of financial assets within the next financial year.

ING also observes that, in general, the Wholesale
Banking business is more sensitive to the impact of forward-looking macroeconomic scenarios.

The purpose of the sensitivity analysis is to enable the reader to understand the extent of the impact on model based reportable ECL from the upside and downside scenario. The table does not include any management adjustments,

except for the overlay for

time lag in defaults of €394 million as at 31 December 2020.

In the table below the Real GDP is presented in percentage

year-on-year change, the unemployment in
percentage of total labour force and the house price index

(HPI) in percentage year-on year change.

While the table does give a high-level indication of the sensitivity of the outputs to the different scenarios, it does not provide insight into the interdependencies and correlations between different macroeconomic variable
inputs. On total ING level, the unweighted ECL for all collective provisioned clients in the upside scenario was
€2,770 million, in the baseline scenario €3,082 million and in the downside scenario €4,362 million compared to
€3,276 reportable collective provisions currently accounted

for (including time lag overlay,

excluding other
management adjustments).

When compared to the sensitivity analysis of 2019 the macroeconomic inputs are substantially different

,

as at
that time no assumptions with respect to the possible consequences of the spread of the coronavirus had been incorporated. The macroeconomic inputs used in the 2020 sensitivity analysis reflect that,

after declining sharply
in 2020, a bounce back in Real GDP is expected in 2021 and 2022. Furthermore the downside scenario has an increased downward skew,

reflecting the continuing uncertainty related to the impact of Covid-19.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 201

Sensitivity analysis as at December 2020

(*)
2021 2022 2023
Un-weighted
ECL (Eur mln)
Probability-
weighting
Reportable ECL
(Eur mln)
1
Netherlands
Upside scenario
Real GDP 5.3 3.3 2.8
383 20%
468
Unemployment 5.1 3.9 3.0
HPI 8.1 6.3 4.7
Baseline Scenario

Real GDP 2.8 2.9 1.9
441 60% Unemployment 5.8 5.2 4.7
HPI -1.9 -1.6 4.5
Downside scenario
Real GDP -4.9 4.8 1.4
636 20% Unemployment 7.7 7.8 7.9
HPI -12.3 -11.0 4.3
Germany
Upside scenario
Real GDP 7.6 3.3 1.5
504 20%
558
Unemployment 3.0 2.2 1.8
HPI 3.5 8.3 6.6
Baseline Scenario

Real GDP 3.9 3.4 1.6
541 60% Unemployment 4.1 3.5 3.5
HPI 0.4 4.8 3.1
Downside scenario
Real GDP -2.4 3.5 1.3
662 20% Unemployment 5.6 5.3 5.6
HPI -3.5 0.8 -0.9
Belgium
Upside scenario
Real GDP 6.9 3.3 2.4
494 20%
559
Unemployment 7.3 6.2 5.8
HPI -0.2 4.2 4.8
Baseline Scenario

Real GDP 4.5 3.3 2.3
540 60% Unemployment 7.5 6.3 6.3
HPI -1.7 3.5 3.8
Downside scenario
Real GDP -0.4 4.0 2.2
681 20% Unemployment 9.4 9.1 8.8
HPI -3.6 2.5 2.9
United States
Upside scenario
Real GDP 5.6 4.1 3.8
93 20%
189
Unemployment 5.0 3.0 1.9
HPI 6.2 9.4 9.3
Baseline Scenario

Real GDP 4.0 3.2 2.5
134 60% Unemployment 6.0 4.7 4.1
HPI 4.3 4.1 4.0
Downside scenario
Real GDP -6.3 6.8 1.9
448 20% Unemployment 8.5 7.9 7.6
HPI 1.2 -1.9 -2.3
1 Sensitivity does only include the effect of time lag overlay, other management adjustments are excluded.

Sensitivity analysis as at December 2019 (*)
2020 2021 2022
Un-weighted
ECL (Eur mln)
Probability-
weighting
Reportable ECL
(Eur mln)
1
Netherlands
Upside scenario
Real GDP 2.3 3.5 3.2
370 20%
428
Unemployment 2.8 2.4 2.3
HPI 14.1 11.3 2.9
Baseline Scenario

Real GDP 1.4 1.5 1.6
416 60% Unemployment 3.6 3.9 4.2
HPI 3.3 2.9 2.8
Downside scenario
Real GDP -0.7 -0.9 0.5
520 20% Unemployment 5.0 6.3 7.1
HPI -7.5 -7.0 2.7
Germany
Upside scenario
Real GDP 2.6 2.8 1.8
458 20%
502
Unemployment 2.4 1.7 1.4
HPI 9.7 7.0 6.4
Baseline Scenario

Real GDP 0.8 1.1 1.3
495 60% Unemployment 3.2 3.2 3.3
HPI 6.1 3.5 2.9
Downside scenario
Real GDP -1.2 -1.7 0.5
567 20% Unemployment 4.3 4.8 5.2
HPI 2.5 -0.3 -1.1
Belgium
Upside scenario
Real GDP 2.3 2.6 2.0
323 20%
357
Unemployment 5.5 5.4 5.3
HPI 5.1 4.2 4.3
Baseline Scenario

Real GDP 1.1 1.2 1.3
350 60% Unemployment 5.8 5.9 6.1
HPI 3.5 3.4 3.4
Downside scenario
Real GDP -0.4 -0.2 1.0
411 20% Unemployment 7.5 8.4 8.4
HPI 1.5 2.6 2.4
United States
Upside scenario
Real GDP 2.6 4.1 3.8
74 20%
144
Unemployment 2.6 1.7 1.5
HPI 5.0 8.0 8.1
Baseline Scenario

Real GDP 1.8 1.8 1.9
127 60% Unemployment 3.7 3.7 3.8
HPI 2.6 2.6 2.8
Downside scenario
Real GDP -0.6 -0.5 0.3
267 20% Unemployment 5.2 6.5 7.1
HPI 0.1 -3.1 -3.4
1 Excluding management adjustments.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Credit risk
ING Group Annual Report 2020 on Form 20-F 202

Criteria for identifying a significant increase in credit risk (*)
All assets and off-balance sheet items that are in scope of IFRS 9 impairment and which are subject to collective
ECL assessment are allocated a 12-month ECL if deemed to belong in stage

1, or a lifetime ECL if deemed to
belong in stages 2 and 3. An asset belongs in stage 2 if it is considered to have experienced a significant increase
in credit risk since initial origination or purchase. The stage allocation process involves an asset’s derived scenario
weighted average PD being assessed against

a set of PD threshold bandings, which determines the appropriate staging and ECL. Stage 2 is triggered when either a threshold for absolute change in lifetime PD or relative change
in lifetime PD is hit. The thresholds for the absolute change in lifetime PD vary between 75bps for Retail
portfolios, 100bps for Wholesale and 250bps for SMEs, based on the characteristics of the specific portfolio. We are however in a transition phase to determine this on a portfolio level,

which has been implemented for a few
Turkish and Polish models which already have

deviating lifetime PD thresholds. The threshold for the relative change in lifetime PD is inversely correlated

with the PD at origination; the higher the PD at origination, the lower the threshold. Despite this, the relative threshold is punitive for investment grade assets while the absolute
threshold primarily affects speculative grade assets. On ING Group level,

the total ECL collective-assessment for
performing assets is €1,678 million (2019: €1,291 million) (without taking management adjustments into account).

The setting of PD threshold bandings requires management judgement, and is a key source of estimation
uncertainty. To

demonstrate the sensitivity of the ECL to these PD thresholds bandings, analysis was run on all collectively-assessed assets, which assumed all assets (stage 1 and 2) were below the threshold, and apportioned a 12-month ECL. On the same asset base, analysis was run which assumed all performing assets were above the threshold, and apportioned a lifetime ECL. This gave rise to hypothetical collective-assessment ECLs of €1,242
million (2019: €866 million) and €3,552 million (2019: €2,665 million) respectively. Please note that in this analysis all other ECL risk parameters (except

for the stage) were kept

equal.

It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation.

An asset can
change stages as a result of being in arrears, being on a Watch

List or being forborne, among other triggers. Refer
to section 1.7.8 of Note 1 ‘Basis of preparation and accounting policies’ for an exhaustive list. Furthermore, this
analysis is rudimentary in that other parameters would change when an asset changes stages.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 203

Market risk
Introduction (*)
Market risk is the risk that movements in market

variables, such as interest rates, equity prices, foreign

exchange
rates, credit spreads and real estate

prices negatively impact the bank’s earnings, capital,

market value or
liquidity position. Market risk either arises through positions in banking books or trading books. The banking book positions are intended to be held for the long term (or until maturity) or for the purpose of hedging other banking book positions. The trading book positions are typically held with the intention of short-term trading

or
in order to hedge other positions in the trading book. This means that financial instruments in the trading books should be free of trade restrictions. Policies and processes are in place to monitor the inclusion of positions in either the trading or banking book as well as to monitor the transfer of risk between the trading and banking
books.

ING recognises the importance of sound market risk management and bases its market risk management
framework on the need to identify,

assess, control and manage market risks. The approach

consists of a cycle of
five recurring activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting.

(*)
◾

Risk identification is a joint effort of the first and second lines of defence. The goal of risk identification is
to detect potential new risks and any changes in known risks. See ‘Risk Governance’ for more on our
‘three lines of defence’ governance model;
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

This ALCO structure facilitates top

-down risk
management, limit setting, and the monitoring and control of market risk.

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

FR and FI-FM Risk also maintain a limit framework in line with ING’s Risk Appetite

Framework. The businesses are
responsible for adhering to limits that are ultimately approved by the ALCO Bank. Limit excesses are reported to
senior management on a timely basis and the business is required to take appropriate actions based on
management decisions. To

adhere to the established limit framework, ING implements hedging and risk mitigation strategies that range

from the use of traditional market instruments, such as interest rate swaps, to
more sophisticated hedging strategies

to address a combination of risk factors arising at the portfolio level.

The organisational structure facilitates

top-down risk management by recognising that risk taking and risk management to a large extent occur at the regional/local level.

Bottom-up reporting from regional/local units to
head office units allows each management level to fully assess the market risks relevant at the respective levels.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 204

Several committees govern communicati

on between the parties involved in market risk management

,

such as
MRMC and CTRC. These committees have a functional reporting line to ALCO Bank. The Market

Risk Model
Committee (MRMC) is the dedicated authority within ING for the approval of all trading and banking risk models,
methodologies and parameters related to market

risk. The Trading Pricing Model Committee

(TPMC) approves
pricing models for trading and banking books. Financial Risk and FI-FM Risk departments provide systematic risk
reporting to the EB and MBB, the ALCO Bank and the senior executive management of related business functions.

The FI-FM risk management framework governs the boundary between trading books and banking books. It defines the activities ING considers to be trading according to a regulatory definition and for own funds
requirement purposes. Trading

activity is systematically reviewed and positions are

assessed against the
mandates jointly by the first and second lines of defence. As specified in the framework,

the transfer of risk or
the transfer of positions between banking and trading books is in principle not allowed. In exceptional cases
when a re-designation is deemed necessary, the re-designation should be approved by senior management.

The following sections elaborate on the various elements of the risk management framework for:
◾

Market risk economic capital (trading and banking books);
◾

Market risks in banking books; and
◾

Market risks in trading books.

Market risk economic capital (trading and banking books)
Economic capital for market risk is the economic capital

necessary to withstand unexpected value movements
due to changes in market variables and model risk.

Economic capital for market risk is calculated

for exposures both in trading portfolios and banking portfolios

and
includes interest rate risk, credit spread

risk, equity price risk, foreign exchange rate

risk, customer behaviour
risk, real estate risk, model risks and pension risk. Economic capital for market risk is calculated using internally
developed methodologies with a 99.9% confidence level and a horizon of one year.

For the trading books and the linear interest rate

risk and equity investments in the banking books, the Value at
Risk (VaR) is taken as a starting

point for the economic capital calculations for market

risk. The VaR is measured
at a 99% confidence level with a one-day holding period.

To arrive at

the economic capital for market risk, a simulation-based model is used which includes scaling to the required confidence level and holding period. In determining this scaling factor,

other factors are also taken

into
account like the occurrence of large market

movements (events).

Embedded options, e.g. the prepayment option and offered rate option in mortgages in the banking books, result
in non-linear interest rate risk in the banking books. Embedded options are economically hedged using a delta-
hedging methodology, leaving the mortgage

portfolio exposed to convexity risk, volatility

risk and model risk. For
the calculation of economic capital for this non-linear interest rate risk, ING performs a Monte Carlo simulation.

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 205

(*)
Risk transfer

Risk measurement (*)
The main concepts and metrics used for measuring market risk in the banking book are described below per risk type.

Interest rate

risk in banking book (*)
Interest rate risk in the banking book is defined as the exposure of a bank’s earnings, capital, and market value to
adverse movements in interest rates

originated from positions in the banking book.

Governance (*)
The management of interest rate risk follows

the Interest Rate Risk in the Banking Book (IRRBB) framework as approved by ALCO Bank. This framework describes roles, responsibilities,

risk metrics, and the policies and
procedures related to interest

rate risk management. Furthermore ALCO Bank sets the risk appetite for interest
rate risk, which is then translated into

limits for the interest rate risk metrics.

As a result of this framework, ING centralises interest

rate risk management from commercial books (that
capture the products sold to clients) to globally managed interest rate risk books. This enables a clear
demarcation between commercial business results and results based on unhedged interest rate positions.

ING distinguishes between three types of activities that generate interest rate risk in the banking book:
◾

Investment of own funds;
◾

Commercial business; and
◾

Group Treasury exposures

including strategic interest rate

positions.

Below the three activities are described in more detail:

Group Treasury is responsible for

managing the investment of own funds (core capital). Capital is invested for
longer periods to keep earnings stable. The main objective is to maximise the economic value of the book and to generate adequate and stable annual earnings within the risk appetite boundaries set by ALCO

Bank.

Commercial activities can result in linear interest rate

risk, for example, when re-pricing causes the tenors of
assets to differ from those of liabilities. Also, interest

rate risk can arise from customer behaviour and/or
convexity risk, depending on the nature of the underlying product characteristics.

customer behaviour risk is

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 206

defined as the potential future value loss due to deviations in the actual behaviour of clients versus the modelled
behaviour towards the embedded options in commercial products. General sources of customer behaviour risk,
amongst others, include the state of the economy,

competition, changes in regulation, legislation and tax regime, and developments in the housing market. Since these risk factors cannot be (fully) mitigated, ING holds capital to
be able to absorb possible losses as a result of unforeseen customer behaviour.

From an interest rate

risk perspective, commercial activities can typically be divided into three main product types: savings and demand deposits, mortgages, and loans.
◾

Savings and demand deposits are generally invested so as to

hedge their value and minimise the
sensitivity of the margin to market interest rates.

Interest rate risk can arise when there is a lag between
savings rate adjustments and the adjustments experienced

through market rates or when market

rate
changes cannot be passed on to clients. Interest rate

risk is modelled based on the stability of the
deposit and the pass-through rate. This takes into

account different elements, such as pricing strategies,
volume developments and the level and shape of the yield curve. Savings volumes are typically assumed to be relatively stable and not sensitive to rate

changes;
◾

Interest rate risk for mortgages

arises through prepayment behaviour.

In modelling this risk, both
interest rate dependent pre

-payments and constant prepayments

are considered. Next to the
dependence on interest rates, modelled prepayments

may include other effects such as loan-to-value,
seasonality and the reset date of the loan. In addition, the interest sensitivity of embedded offered rate options is considered;

and

◾

Wholesale Banking loans typically do not experience interest rate dependent prepayment behaviour;
these portfolios are matched-funded taking the constant

prepayment model into account.

They typically
do not contain significant convexity risk. Wholesale banking loans can have an all-in rate floor or a floor
on a reference rate

.

Customer behaviour in relation to mortgages, loans, savings and demand deposits is modelled, based on extensive research. Per business unit and product type, exposures are typically segmented into different
portfolios based on expected client behaviour.

For each of the segments, model parameters for example

for the
pass-through rate and customer behaviour are

determined based on historical data and expert opinion. Models are backtested and updated when deemed necessary in an annual procedure. Model parameters and the
resulting risk measures are approved by (local) ALCO.

Linear risk transfers take

place from commercial business books to the treasury book (Group Treasury),

if
necessary, by using estimations of customer

behaviour.

The originating commercial business is ultimately
responsible for estimating customer behaviour,

leaving convexity risk and (unexpected) customer

behaviour risk
with the commercial business. Risk measurement and the risk transfer process take place on a monthly basis.
However,

if deemed necessary additional risk transfers can take

place, for instance due to volatile markets

.

The commercial business manages the convexity risk that is the result of products that contain embedded
options, like mortgages. Here the convexity

risk is defined as the optionality effects in the value due to interest rate changes, excluding the first

-order effects. In some cases, convexity

risk is transferred from the commercial
books to treasury books using cap/floor contracts.

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

During 2020, the following refinements to the risk measurement for IRRBB were made:
◾

Review of the risk appetite for IRRBB;
◾

Further insights in sub-risk types such as vega optionality risk, tenor basis risk and a client behaviour risk earnings and value metrics

◾

Annual review of the interest rates

scenarios used for calculating NII-at-Risk and NPV-at-Risk;
◾

Savings/ current account model updates and prepayment

model updates for market developments;

and
◾

Specific Covid-19 related stress test.

Net interest income (NII) at Risk

(*)
NII-at-Risk measures the impact of changing interest rates on net interest income (before tax) of the banking
book with a time horizon of one year (expanding to a horizon of three years). This excludes credit spread
sensitivity and fees.

The NII-at-Risk figures in the tables below reflect a parallel interest rate shock under the
assumption of the balance sheet development in line with the dynamic plan with a time horizon of one year.

As
well as parallel scenarios, IRRBB monitoring and management includes the impact of non-parallel scenarios and the impact over a longer horizon. NII-at-Risk asymmetry between the downward and upward ramped scenarios is

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 207

primarily caused by the asymmetry between pricing behaviour of mortgages and savings products due to embedded options and pricing constraints.

NII-at-Risk banking books per business

- year one (*)
in EUR million 2020 2019
Ramped, unfloored

Ramped, unfloored

parallel
▼
parallel
▲
parallel
▼
parallel
▲
By business
Wholesale Banking 135 -83 -12 12
Retail Banking Benelux

-114 105 -91 40
Retail Challengers & Growth Markets -52 -14 -3 -3
Corporate Line Banking -52 52 -30 30
Total -83 60 -136 79
EUR ramped is at +/- 100bps in 1 year
USD ramped is at +/- 120bps in 1 year

The NII-at-Risk is primarily driven by the difference in sensitivity of client liabilities, mainly savings, versus the
sensitivity of client assets and investments to rate

changes. The investment of own funds only impacts the
earnings sensitivity marginally, as only a relatively

small part has to be (re)invested within the one-year horizon.
NII-at-Risk banking book per currency - year one (*)
in EUR million 2020 2019
Ramped, unfloored

Ramped, unfloored

parallel
▼
parallel
▲
parallel
▼
parallel
▲
By currency
Euro -146 120 -134 65
US Dollar 41 -36 25 -24
Other 23 -25 -27 39
Total -83 60 -136 79
EUR ramped is at +/- 100bps in 1 year
USD ramped is at +/- 120bps in 1 year

Year-on-year

variance analysis (*)
The change in NII-at-Risk is primarily visible for Retail Challengers

& Growth Markets and Wholesale Banking. This
is driven by balance sheet developments, the low interest rate environment and savings model updates for
market developments mainly in ING Germany,

ING Spain and ING Poland. The annual update of the interest rate scenarios also led to a limited increase in the NII-at-Risk for year one.

Net Present Value (NPV)

at Risk (*)
NPV-at-Risk measures the impact of changing interest rates

on value. The NPV-at-Risk is defined as the outcome
of an instantaneous increase and decrease in interest

rates from applying currency-specific scenarios. The NPV-
at-Risk asymmetry between the downward and upward shock is mainly caused by convexity risk in the mortgage
and savings portfolio. The NPV-at-Risk figures are also calculated using the updated interest rate scenarios.

The full value impact cannot be directly linked to the financial position or profit or loss account, as fair value movements in banking books are not necessarily reported through the profit or loss account or through other
comprehensive income (OCI). The value mutations are expected to materialise over time in the profit and loss
account if interest rates

develop according to forward rat

es throughout the remaining maturity of the portfolio.

NPV-at-Risk banking books per business (*)
in EUR million 2020 2019
unfloored unfloored
parallel
▼
parallel
▲
parallel
▼
parallel
▲
By business
Wholesale Banking -68 171 182 400
Retail Banking Benelux

-1,425 541 -1,431 268
Retail Challengers & Growth Markets -506 -17 -259 -452
Corporate Line Banking 1,946 -1,820 1,819 -1,731
Total -54 -1,125 310 -1,514
The prior period has been updated to improve consistency

and comparability.
EUR +/- 100bp shock scenario

USD +/- 120bp shock scenario

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 208

Year-on-year variance

analysis

(*)

The change in NPV-at-Risk is primarily visible for Retail Challengers & Growth Markets and Wholesale Banking.
This is driven by balance sheet developments, the low interest rate environment and savings model updates for
market developments mainly in ING Germany,

ING Spain and ING Poland. Main sensitivity can be attributed to
Corporate Line, in which core capital is represented

in line with the regulations, assuming a zero duration.
Corporate Line Banking has been included retroactively in the measurement of NPV-at-Risk since 2019 for better
alignment with regulatory IRRBB measurements.

IBOR transition (*)
Interbank offered rates,

such as EURIBOR and LIBOR, are widely used as benchmarks to set interest rates across

a
broad range of financial products and contracts. In line with recommendations from the Financial Stability Board,
a fundamental review and reform of the major interest

rates benchmarks has been undertaken. For

the
eurozone, this led to a reform of the EURIBOR benchmark rate and development of €STR as the recommended
new nearly risk-free-rate (RFR) to replace EONIA. For LIBOR benchmarks, the reform will include replacing current
LIBOR rates with alternative, nearly risk-free

rates. For example RFR Working

Groups in the US and UK have
recommended to replace USD LIBOR and GBP LIBOR with SOFR and SONIA respectively when these LIBOR rates cease to exist. This process is at different

stages, and is progressing at different

speeds, across several major
currencies.

The reform of EURIBOR was completed in 2019 and consisted of a change to the underlying calculation
methodology. The Belgian Financial Services and Markets Authority granted authorisation with respect to
EURIBOR under the EU Benchmarks Regulation. This allows market participants to continue to use EURIBOR after
1 January 2020 for both existing and new contracts. ING expects that EURIBOR will continue to exist as a
benchmark rate for the foreseeable future. In addition, the Working

Group on Euro Risk-Free Rates is continuing
its work on developing recommended fallback rates based on the €STR for EURIBOR contracts.

EONIA will cease to be published by 3 January 2022 and the European Money Markets Institute (EONIA’s
administrator) has indicated that EONIA

cannot be used in any contracts that may be outstanding

as of 1 January
2022. The transition of existing contracts and products that still rely on EONIA is ongoing. As both EONIA and
€STR are overnight rates and the spread between

them was established in 2019 this transition is considered less complex than that for LIBOR.

The ICE Benchmark Administration, as the administrator of LIBOR, issued a consultation with respect to its plans
for the cessation for most LIBOR rates at the end of 2021, with an 18 month extended period of publication for
USD LIBOR to support legacy products. ING is in the process of amending or preparing to amend contractual terms in response to this, and there is still some uncertainty over the timing and the methods of transition.

ING is
proactively reaching out to industry participants, counterparties and clients to create awareness and offer
support on the ongoing transition.

During 2020 the financial sector issued a number of interim targets,

guidance papers and other initiatives to help
phase in key components of this transition. For example

significant progress was made to address deficiencies in
existing derivative fallback clauses. ISDA issued an IBOR fallbacks supplement that sets out how the transition to
alternative benchmark rates (e.g. SOFR, SONIA) will be accomplished. The effect of the supplement is to create
clear fallback rates that will apply on the permanent discontinuation of certain key IBORs. From the effective date
of 25 January 2021, all new derivatives that reference these ISDA definitions include these robust fallbacks. The
Group and many other parties have also adhered to a protocol to implement these fallbacks into derivative
contracts that were entered into

before the effective date.

If both counterparties adhere to the protocol, these
new fallbacks will be automatically implemented into existing derivative contracts. For loans, various
recommendations have been made to help drive consistent

use of robust fallbacks for new contracts.

These
industry recommendations are incorporated into

our contract templates used for new lending.

Public authorities have also recognised that certain LIBOR contracts do not contain any alternatives, contain
inappropriate alternatives, or cannot be renegotiated

or amended prior to the expected cessation of LIBOR. In
response, the European Commission announced that it intends to implement legislation that gives market participants the confidence to transition these ‘tough legacy’ contracts to the recommended benchmark
replacement without the fear of legal repercussions. In addition, the UK government announced that it would
grant powers to the FCA to enable continued publication

of a ‘’synthetic’’ LIBOR using a different

methodology
and inputs, and therefore could reduce disruption to any

holders of these tough legacy contracts. However,

there
is no certainty as to whether the FCA will exercise these powers or what form the revised methodology would
take, and the FCA has consequently encouraged

users of LIBOR to renegotiate or amend as many contracts

as
possible before the relevant LIBOR. There is no guarantee

that regulators will implement measures to address
such legacy contracts, or that such measures will be effective in avoiding business disruption or contractual
disputes.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 209

ING Group has significant exposures to IBORs on its financial instruments that will be reformed as part of this
market-wide initiative. The potential discontinuation

of interest rate benchmarks, or changes

in the methodology
or manner of administration of any benchmark, could result in a number of risks for ING Group,

its customers,
and the financial services industry more widely. These risks include legal risks in relation to changes required to
documentation for new and existing transactions that may

be required. Financial risks (predominantly limited to
interest rate risk) may

also arise from any changes in the valuation of financial instruments linked to benchmark
rates, and changes to benchmark indices could impact pricing mechanisms on some instruments. Changes in valuation, methodology or documentation may also result into complaints or litigation. The Group

may also be
exposed to operational risks or incur additional costs due to the potential requirement to adapt IT systems, trade
reporting infrastructure and operational processes,

or in relation to communications with clients or other parties and engagement during the transition period. Particularly,

one of the main risks to which the Group is exposed as
a result of IBOR reform is operational. For example,

the renegotiation of loan contracts through bilateral
negotiation with customers, updating of contractual

terms, updating of systems that use IBOR and revision of
operational controls related to

the reform.

The ING IBOR programme has a robust governance in place, with progress being tracked by business line steering
committees reporting into a central IBOR steering

committee. The programme assesses and coordinates

the
actions necessary to manage the required changes to internal processes and systems,

including pricing, risk
management, legal documentation, hedge arrangements,

as well as the impact on our customers. ING continues
to monitoring market developments, and the outcome

of several remaining uncertainties such as the availability
of term rates, to anticipate the impact on the program

,

our customers and any related risks.

As at 31 December 2020 the following financial instruments have yet to transition to alternative benchmark
rates, summarised by significant benchmark rate

.

The table below excludes exposures

that will expire before
transition is required. For all rates this has been taken

as 31 December 2021, despite some recent developments
that indicate that USD LIBOR will be available until mid-2023. The table below also excludes off-balance sheet
commitments.

Non derivative Financial instruments to transition to alternative benchmarks in EUR million Financial Assets non-derivative
Financial Liabilities

non-derivative
2020
Carrying value
(in EUR mln)
Carrying value
(in EUR mln)
By benchmark rate
GBP LIBOR 6,912 259
USD LIBOR 42,279 5,188
CHF LIBOR 345 42
JPY LIBOR 225 41
EUR LIBOR 422 8
EONIA 100 728
Total 50,283 6,265

Derivative Financial instruments to transition to alternative benchmarks
2020
Nominal value (in EUR mln)
By benchmark rate
1
GBP LIBOR 26,851
USD LIBOR 474,457
CHF LIBOR 9,710
JPY LIBOR 60,592
EONIA 28,592
Total 600,203

1.

For cross currency swaps

all legs of the swap are included that are linked to a main IBOR that is significant to ING Group.

The table above does not include EURIBOR exposures as the reformed EURIBOR is compliant with the EU
Benchmarks Regulation and there are no plans to discontinue.

ING Group also has exposure to interest rate

benchmark reform in respect of its cash collateral balances across some of its Credit Support Annex agreements.

This exposure is not included within the table above.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 210

Given that IBOR reform may have various

accounting implications, the International Accounting Standards

Board
(IASB) has undertaken a two phase project. Phase 1 addresses those issues that affect financial reporting before
the replacement of an existing benchmark. Phase 1 amendments to IFRS were issued by the IASB in 2019. Phase
2 focuses on issues that may affect financial reporting when the existing benchmark rate is reformed or replaced.
Phase 2 amendments to IFRS were issued by the IASB in 2020. In 2019, ING early adopted the Phase 1 amendments to IFRS which allowed ING to apply a set of temporary exceptions to continue hedge accounting
even when there is uncertainty about contractual cash flows arising from the reform. Under these temporary
exceptions, interbank offered

rates are assumed to continue unaltered for

the purposes of hedge accounting
until such time as the uncertainty is resolved. Refer to

Note 39 ‘Derivatives and hedge accounting’ for the
disclosures relating to the application of the amendments as part of Phase 1.

The Phase 2 amendments to IFRS relating mainly to accounting for changes in the basis for determining the
contractual cash flows of financial assets and liabilities due to the IBOR reform and impact on hedge accounting when an existing benchmark rate is reformed or replaced

with an alternative risk free rate. The Phase 2
amendments are effective for annual reporting

periods beginning on or after 1 January 2021, with early
application permitted. ING did not early adopt Phase 2 amendments in 2020. Refer to section 1.4.2 of Note

1
‘Basis of preparation and accounting policies’ of the financial statements.

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

Governance – FX translation result (*)
ING’s strategy

is to keep the target CET1 ratio within a certain

range when FX rates fluctuate, while limiting
volatility in the profit and loss account due to this CET1 hedging. Therefore, hedge accounting is applied to the
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

Risk profile – FX translation result (*)
The following table presents the currency exposures in the banking books for the most important currencies for
the FX translation result. Positive figures indicate

long positions in the respective currency. As a result of the strategy

to hedge the CET1 ratio an open structural FX exposure

exists.

In order to measure the sensitivity of the target CET1 ratio against

FX rate fluctuations, an historical Value

-at-Risk
approach is used. It measures the drop in the CET1 ratio based on historical FX rates.

The impact is taken into
account under the solvency RAS.

Foreign currency exposures banking books (*)
in EUR million Foreign Investments Hedges Net exposures
2020 2019 2020 2019 2020 2019
US Dollar
1
7,126 8,031 -10 -11 7,117 8,020
Pound Sterling
2
1,285 -22 1,285 -22
Polish Zloty 2,631 2,522 -369 -278 2,262 2,244
Australian Dollar 3,544 3,565 -2,269 -2,033 1,275 1,532
Turkish Lira 1,078 1,337 1,078 1,337
Chinese Yuan 1,912 2,255 1,912 2,255
Russian Rouble 344 540 -126 -85 218 455
Other currency 5,992 4,742 -3,456 -1,834 2,536 2,907
Total 23,913 22,969 -6,231 -4,242 17,683 18,727
1

US Dollar net exposure move is mainly driven by EURUSD FX

rate.
2

The net exposure move in Pound Sterling

is related to capital injection in UK Branch.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 211

Equity price risk in banking books (*)

Governance (*)
ING maintains a strategic portfolio with substantial

equity exposure in its banking books. Local offices are
responsible for the management of the equity investment positions. Financial Risk is responsible for monitoring the regulatory capital for equity investments

on a monthly basis and acts independently from ING / local
management when monitoring these positions.

Risk Profile

(*)
Equity price risk arises from the possibility that an equity security’s price will fluctuate, affecting the values

of the
equity security itself as well as other instruments whose value react similarly to the particular security,

a defined
basket of securities, or a securities index. ING’s equity exposure mainly consists of the investments in associates
and joint ventures of EUR 1,475 million (2019: EUR 1,790 million) and equity securities held at fair value through other comprehensive income (FVOCI) of EUR 1,862 million (2019: EUR 2,306 million). The value of equity securities held at FVOCI is directly linked to equity security prices with increases/decreases being recogni sed in
the revaluation reserve. Investments in associates

and joint ventures are measured in accordance with the equity method of accounting and the balance sheet value is therefore not directly linked to equity security prices.

Year-on-year

variance analysis (*)
The revaluation reserve relating to equity securities at FVOCI moved from EUR 1,580 million per year-end 2019 to
EUR 1,181 million per year-end 2020. In 2020 the securities at FVOCI decreased by EUR 443 million. This was mainly due to the revaluation of shares in Bank of Beijing (EUR -339 million).

Revaluation reserve equity securities at fair value through other comprehensive income (*)
in EUR million 2020 2019
Positive re-measurement 1,201 1,582
Negative re-measurement -20 -2
Total 1,181 1,580

Real estate price risk in banking books (*)

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
portfolio sales.

Market risk in trading books (*)

Within the trading portfolios, positions are maintained in the financial markets. These positions are often a result
of transactions with clients and may benefit from short-term price movements. In 2020, ING continued its
strategy of undertaking trading activities to develop its client

-driven franchise and deliver a differentiating
experience by offering multiple market and trading

products.

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
Trading activities include facilitation

of client business and market making. FI-FM Risk is responsible for the development and implementation of trading risk policies and risk measurement methodologies, and for reporting
and monitoring risk exposures against approved trading

limits. FI-FM Risk also reviews trading mandates and
limits, and performs the gatekeeper role in the product

review process. The management of market risk in
trading portfolios is performed at various organisational

levels. The FI-FM Risk Management Framework defines
policies and procedures for the overall management of trading books. Trading activity is systematically

reviewed
and positions against the mandates are assessed jointly by the first and second lines of defence

.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 212

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

To compute

HVaR with a ten-
day horizon the one-day risk factor shifts are scaled by the square root of ten and then used as an input for the
revaluation. The same model is used for all legal entities within ING with market risk exposure in the trading
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
On an overall level in 2020 there were four outliers

for hypothetical P&L and five outliers for actual P&L.
Following the approval of ECB, the March 2020 backtest

outliers caused by market volatility of Covid-19 has been
excluded from capital multiplier calculations as of 30 June 2020. This applies to four hypothetical and four actual
outliers for ING Group.

ING reports backtesting results on a quarterly basis to the ECB.

Stressed HVaR (*)
The Stressed HVaR (SVaR)

is intended to replicate the HVaR

calculation that would be generated on the bank’s
current portfolio with inputs calibrated to

the historical data from a continuous 12-month period of significant financial stress relevant to the bank’s

portfolio. To

calculate SVaR, ING uses the same model that is used for
1DHVaR, with a ten-day horizon.

The data for the historical stress period used currently

includes the height of the
credit crisis around the fall of Lehman Brothers, and this choice is reviewed regularly.

The historical data period is
chosen so that it gives the worst scenario loss estimates for the current portfolio. The same SVaR model is used
for management purposes and for regulatory purposes. The same SVaR model is used for all legal entities within
ING with market risk exposure in the trading portfolio.

Incremental risk charge (*)
The Incremental risk charge (IRC) for ING is an estimate

of the default and migration risks for credit products
(excluding securitisations) in the trading book, over a one-year capital horizon, with a 99.9% confidence level. The
same IRC model is used for all legal entities within ING with market risk exposure in the trading portfolio. Trading
positions (excluding securitisations) of ING, which are subject to specific interest rate risk included in the internal
model approach for market risk regulatory capital,

are in scope of the IRC model. By model choice, equity is
excluded

from the model. For the calculation of IRC, ING performs a Monte-Carlo simulation based on a Gaussian copula model. The asset correlations used in the Gaussian copula model are determined using the IRB correlation formula. The rating change is simulated for all issuers over the different liquidity horizons (i.e. time required to
liquidate the position or hedge all significant risks) within one year.

Movements across different rating

categories
and probabilities of default are governed by a credit-rating transition matrix. An external transition matrix is

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 213

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

ING periodically assesses the compliance of the IRC model with regulatory requirements by performing gap analyses, substantiating the modelling choices, and quantifying the impact of alternative approaches

.

Stress testing and event risk (*)
Stress testing and event risk are valuable risk management tools. In addition to the bank-wide stress test
framework as described in the stress-testing section, FI-FM Risk performs additional assessments, specific to the
Trading Book, with various frequencies:

sensitivity analyses (single-risk factor and multi-risk factor), ad-hoc stress tests (e.g. Covid-19 scenarios) and structured stressed scenario tests under the event risk framework

- to monitor
market risks under extreme market

conditions. Event risk is calculated because HVaR

in general does not produce
an estimate of the potential losses that can occur as a result of extreme market movements, i.e. beyond the
confidence level. Event risk evaluates

the bank’s financial stability under severe

but plausible stress scenarios and
assists in decision-making aimed at maintaining a financially healthy going-concern institution after a severe event occurs. Event risk is based on historical as well

as hypothetical extreme scenarios. The result is an estimate of the profit and loss caused by a potential event and its worldwide impact for ING. The event risk number for
ING trading activity is generated on a weekly basis. As with HVaR,

the risk appetite for event risk is limited by
ALCO Bank.

ING’s event risk policy is based on a large set

of possible stress scenarios per risk type. In stress scenarios, shocks are applied to prices (credit spreads, interest rates,

equity, commodities, and fx rates)

and volatilities. Depending
on the type of the stress test, additional scenario assumptions can be made, for example on correlations, dividends, or recovery rates. For equity products, for

example, both a crisis scenario (prices decrease) as well as a bull scenario (prices increase) are assumed. Scenarios are calculated based on events happening independently, jointly by region, or in all countries simultaneously.

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

The market risk of these
products is controlled by product-specific limits and constraints

.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 214

Risk profile
The following chart shows the development of the overnight HVaR under a 99% confidence level and a one-day
horizon versus actual and hypothetical daily trading profits and losses. In calculation of the hypothetical daily
profit and loss, the trading position is kept constant

and only the market movement is taken

into account. The
overnight HVaR is presented

for the ING trading portfolio from 2015 to 2020. In the graph below,

it can be seen
that the market volatility in March 2020 lead to a sharply increased HVaR as the new scenarios entered the 1
year history. In addition it shows significant

P&L volatility with the largest loss coming from a significant increase in Valuation Adjustments booked

end of March 2020.

1

CVA risk is not included in VaR.

The risk figures in the backtesting graph above and in the table below relate to all trading books for which the
internal model approach is applied, i.e. all trading books, including Credit Exposure Management books.

1d VaR for Internal Model Approach trading portfolios
in EUR million Minimum Maximum Average Year end
2020 2019 2020 2019 2020 2019 2020 2019
Interest rate
1
12 3 42 13 26 6 15 12
Equity and commodity 1 1 14 7 3 2 3 1
Foreign exchange

1 1 7 11 3 2 2 1
Credit spread

4 4 32 7 15 6 7 5
Diversification

2

-17 -6 -4 -6
Total VaR
2
12 6 52 15 29 10 22 13
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
3

CVA risk is not included in VaR.

Average 1D/10D HVaR,

10D SVaR over 2020 increased compared to

2019, due to the increase in market volatility,
while IRC remained in line with 2019. The average for interest rate and credit spread increased compared to
2019, both driven mainly by market movements. The VaR

at the period end of 2020 increased to 22 mln from 13
mln at period end of 2019, the main driver of the move was the increased market volatility throughout

2020. The
main components of the risk were interest rate

and credit spread.

EU MR4: Consolidated trading HVaR
1

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 215

EU MR3: Internal Model Approach values for trading portfolios in EUR million 2020 2019
VaR (10 day 99%)
1 Maximum value 161 42
2 Average value 83 27
3 Minimum value 31 16
4 Period end 60 33
Stressed VaR (10 day 99%)
5 Maximum value 304 126
6 Average value 116 72
7 Minimum value 72 47
8 Period end 83 76
Incremental Risk Charge (99.9%)
9 Maximum value 134 169
10 Average value 74 76
11 Minimum value 38 42
12 Period end 89 64
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

(CIUs) exposures in trading books are calculated using the
standardised approach with fixed risk weights. ING does not have a correlation trading portfolio or any other
securitisations in the trading book.

Standardised approach

EU MR1: Market risk under Standardised Approach
in EUR million 2020 2019
RWA
Capital
requiremen
ts RWA
Capital
requiremen
ts
Outright products
1 Interest rate risk (general and specific) 2 0 14 1
2 Equity risk (general and specific)
3 Foreign exchange risk
4 Commodity risk
Options
5 Simplified approach
6 Delta-plus method
7 Scenario approach
8 Securitization (specific risk)
9

Total
2 0 14 1

The MRWA under standardised approach

slightly decreased compared to end of 2019. The FX exposure
continued to be lower than the 2% own funds threshold. According to Art. 351 CRR, in such a case, the calculation of Market Risk regulatory capital is not required.

As of the third quarter of 2020, collective investment
undertakings are capitalised in market risk under standardised approach under interest rate risk and foreign
exchange risk.

Internal model approach
Market risk regulatory capital increased during 2020 compared to 2019. The increase is driven by an increase in
HVaR and SVaR

due to increased market volatility as a result of the Covid-19 pandemic, while IRC slightly decreased.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 216

EU MR2-A: Market risk under Internal Model Approach
in EUR million 2020 2019
RWA
Capital
requirements RWA
Capital
requirements
1

HVaR (higher of values a and b)
3,214 257 1,261 101
(a) Previous day's VaR (Article 365(1) (VaRt

-1))
744 60 404 32
(b) Average of the daily VaR (Article 365(1))

on each of the preceding sixty business
days (VaRavg)

x multiplication factor ((mc) in accordance with Article 366)
3,214 257 1,261 101
2

SVaR (higher of values a and b)
4,419 354 3,011 241
(a) Latest SVaR (Article 365(2) (sVaRt

-1))
1,036 83 902 72
(b) Average of the SVaR

(Article 365(2) during the preceding sixty business days
(sVaRavg) x multiplication factor

(ms) (Article 366)
4,419 354 3,011 241
3

Incremental risk charge -IRC (higher of values a and b)
1,113 89 1,278 102
(a) Most recent IRC value (incremental default

and migration risks section 3
calculated in accordance with Section 3 articles 370/371)
1,113 89 799 64
(b) Average of the IRC number over the preceding 12 weeks 967 77 1,278 102
4 Comprehensive Risk Measure – CRM (higher of values a, b and c)

(a) Most recent risk number for the correlation trading portfolio

(article 377)

(b) Average of the risk number for the correlation trading

portfolio over the
preceding 12-weeks

(c) 8 % of the own funds requirement in SA on most recent risk number for the correlation trading portfolio (Article 338(4))

Other 180 14
5

Total
8,925 714 5,550 444

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
per currency, interest

rate risk per currency,

and credit spread risk per country,

rating and sector.

Due to the
nature of the trading portfolios, positions in the portfolios can change significantly from day to day,

and
sensitivities of the portfolios

can change daily accordingly.

Most important foreign exchange year-end trading

positions (*)
in EUR million 2020 2019
Foreign exchange Foreign exchange
US Dollar

203
US Dollar

116
Chinese Yuan Renminbi -63 Chinese Yuan Renminbi -21
Japanese Yen -44 South Korean Won 20
British Pound -37 Brazilian Real -15
Romanian Leu -16 Japanese Yen -10

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Market risk
ING Group Annual Report 2020 on Form 20-F 217

Most important interest rate and credit spread sensitivities at year-end

(*)
in EUR thousand 2020 2019
Interest Rate (BPV)

1
Interest Rate (BPV)

1
Euro -787 Euro -740
US Dollar -319 US Dollar -325
British Pound -120 Russian Ruble -105
Russian Ruble -86 British Pound -68
Australian Dollar -64 Australian Dollar -31
Credit Spread (CSO1)

2
Credit Spread (CSO1)

2
Germany 134 United States 360
Republic of Korea -129 Germany 163
United States 118 France 117
Belgium 115 Russian Federation 73
Netherlands 50 United Kingdom 72
1

Basis Point Value (BPV) measures the impact on value

of a 1 basis point increase in interest rates. The figures

include commodity
risk in banking books.
2

Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads. Exposures to supranational institutions are not assigned to a specific country.

Credit spread sensitivities per risk class and sector at year-end (*)
2020 2019
in EUR thousand Corporate
Financial
Institutions
Corporate
Financial
Institutions
Credit Spread (CSO1)

1
Risk classes
1 (AAA) 4 -4 1 -1
2–4 (AA) 2 -120 -15 -63
5–7 (A) 80 -14 143 32
8–10 (BBB) 301 -14 273 1
11–13 (BB) 55 148 9
14–16 (B) 18 -6 51 1
17–22 (CCC and NPL) 2 26
Not rated 1
Total 462 -158 626 -21
1 Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Funding & liquidity risk
ING Group Annual Report 2020 on Form 20-F 218

Funding and liquidity risk (*)
Introduction (*)
Funding and liquidity (F&L) risk is the risk that ING or one of its subsidiaries cannot meet its financial liabilities when they are due at reasonable cost and in a timely manner.

ING incorporates funding and liquidity
management in its business strategy and has established

a funding and liquidity risk framework to manage risks
within pre-defined boundaries.

A high-level overview of the F&L framework is provided in the next figure.
(*)
Funding and liquidity framework

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Funding & liquidity risk
ING Group Annual Report 2020 on Form 20-F 219

Governance (*)
Funding and liquidity risk management within ING falls under the supervision of the ALCO Bank function that approves the funding and liquidity risk appetite and subsequently cascades it throughout the organisation.

ALCO
Bank has delegated the responsibilities concerning the Internal Capital and Liquidity Adequacy Assessment
Process (ICLAAP) and documents, as per the ICLAAP framework of ING, to the ICLAAP Committee. The ICLAAP
Committee therefore focuses

on technical liquidity documents and oversees business processes and deliverables concerning ILAAP.

The EB, MBB, staff departments from the CRO and CFO domain as well as Group

Treasury have
oversight of and are responsible for managing funding and liquidity risks.

ING’s funding and liquidity risk governance is based on the three lines of defence structure to ensure a clear
division of responsibilities as well as an independent risk control challenging process.

Group Treasury and the business lines have

the first line of defence functions. Group Treasury’s

main
responsibility is to manage ING’s (regulatory)

liquidity and funding position by executing ING’s funding plan, maintaining access to both the short- and the long-term professional funding markets and managing the liquidity
buffer.

Business lines are responsible for managing the funding and liquidity positions from the originated business, a large part of which is replicated with Group Treasury.

At the second line of defence,

Financial Risk is responsible for developing and maintaining ING’s policies,
standards and guidelines on F&L risk management as well as for setting the F&L risk appetite. Furthermore,

the
Financial Risk function measures funding and liquidity risks, executes stress testing, provides management
information and controls the liquidity and funding requirements on commercial products. The Finance function is
responsible for management information and regulatory

reporting related to funding and liquidity risk
management.

For the third line of defence Corporate Audit Services is responsible for independently assessing the design,
effectiveness and implementation of the funding and liquidity framework

.

Funding and liquidity management strategy and objectives (*)
The main objective of ING’s funding and liquidity risk management is to maintain sufficient liquidity to fund the
commercial activities of ING both under normal and stressed market circumstances across various geographies,
currencies and tenors. This requires a diversified funding structure considering relevant opportunities and
constraints.

ING’s funding consists mainly of retail

and corporate deposits contributing around 50 percent

and 20 percent of
total funding respectively.

These funding sources provide a relatively stable funding base. The remainder of the required funding is attracted primarily through a combination of long-term and short-term professional funding.
Group Treasury manages the professional

funding in line with the F&L risk appetite to ensure a sufficiently diversified and stable funding base.

Funding mix
1

(*)
2020 2019
Funding type
Customer deposits (retail) 52% 51%
Customer deposits (corporate) 20% 21%
Interbank 9% 5%
Lending/repurchase agreement 6% 5%
CD/CP 2% 5%
Long-term senior debt 9% 11%
Subordinated debt 2% 2%
Total 100% 100%
1

Liabilities excluding trading securities and IFRS equity

ING’s long-term professional

funding is well diversified across maturities and currencies. The main part of it is
EUR and USD denominated which is in line with the currency composition of customer lending. The increase in
‘Interbank’ funding type is related to ING's participation in the TLTRO

III.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Funding & liquidity risk
ING Group Annual Report 2020 on Form 20-F 220

ING Group long-term debt maturity profile by currency (*)
in EUR billion (nominal amounts) 2021 2022 2023 2024 2025 2026
Beyond
2026
Total
Currency
EUR 8 7 5 1 4 5 24 54
USD 2 4 3 1 0 2 10 21
Other 2 1 1 1 1 1 8
Total 13 12 9 3 4 8 35 83

ING Group long-term debt maturity profile by currency at year-end 2019 (*)

in EUR billion (nominal amounts) 2020 2021 2022 2023 2024 2025
Beyond
2026
Total
Currency
EUR 9 9 8 5 1 4 26 62
USD 3 2 4 4 1 8 22
Other 1 2 1 1 1 2 10
Total 13 14 13 10 3 4 37 94

Funding and liquidity adequacy and risk appetite (*)
ING distinguishes between several key drivers

of future liquidity and funding needs:
◾

Refinancing needs resulting from maturing debt and asset growth;
◾

Current and future regulatory requirements;
◾

Risk appetite statements set by ING’s

funding and liquidity risk function;
◾

The outcomes of various stress tests;

◾

Ability to distribute and transfer liquidity across the Group

.

Taking into

consideration the abovementioned factors, ING regularly

assesses its current and future liquidity
adequacy and, if deemed necessary, takes

steps to further improve ING’s

liquidity position and to ensure
sufficient counterbalancing capacity.

A liquidity adequacy statement is formulated at least

quarterly to
substantiate and reflect the management’s

view on the current funding and liquidity position as well as the potential future challenges. The quarterly adequacy statement is an important part of ING’s ILAAP process.

ING assesses its F&L adequacy through three lenses – stress,

sustainability and regulatory:

◾

ING evaluates its ability to withstand a period of prolonged F&L stress (idiosyncratic,

market-wide,
combined idiosyncratic and market-wide) which is characterised by customer deposit outflows,
deterioration of funding markets access and lower liquidity value of the counterbalancing capacity;

◾

ING assesses the extent to which its customers, professional counterparties and investors are

comfortable
with extending funding in tenors, currencies and instruments necessary to sustainably fund ING under a going-concern situation;
◾

ING ascertains that it is in a position to meet both current and future regulatory requirements.

For each lens, ING has established a related set of risk appetite statements which define ING’s risk appetite
commensurate with the principles of liquidity adequacy.

These risk appetite statements are summarised in the
next graph.

Stress

The bank's counter-balancing capacity should be sufficient in adverse and stressed market circumstances	The 'time to survive' in a F&L stress situation must be sufficient

Sustainable

Funding of longer term assets and investments must be done by stable and longer-term liabilities	Funding of short term assets may not lead to too much dependency on short-term professional markets	Diversification must be in place of funding profile, across funds providers, instrument types, geographic markets, tenors and currencies	Geographic dependencies with respect to intra-group funding are to be limited	The Bank should be able to meet payment and settlement obligations on a timely basis

Regulatory

We comply with home and host regulatory funding and liquidity requirements

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Funding & liquidity risk
ING Group Annual Report 2020 on Form 20-F 221

(*)
Funding and liquidity adequacy

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
requirements.

The LCR compares the volume of available high-quality liquid assets (HQLA) to net outflows (outflows minus inflows) over a 30-day stress scenario defined by the regulator.

ING’s liquidity buffer forms

a part of the
counterbalancing capacity which serves as a liquidity cushion under normal and stressed conditions.

The liquidity buffer consists mainly of Level 1 assets such as government and central bank assets and are of the
highest liquidity quality. Only assets that are freely

available (not pledged under existing contracts) for

liquidity
purposes are included in the buffer.

The size and composition of the liquidity buffer are driven by ING’s internal
risk appetite limits as well as by regulatory requirements.

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
deficit/surplus;
◾

Changing geopolitical trends;
◾

Monetary policy with a focus on the unconventional monetary measures employed by central banks in
recent years including the measures taken

since the start of the Covid-19 crisis; and
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

It allows ING to examine the effects
of exceptional but plausible future events on ING’s

liquidity position and provides insight into which entities, business lines or portfolios are vulnerable to which types of risk or scenarios.

The stress-testing framework encompasses the funding and liquidity risks of the consolidated balance sheet of
ING Group including all entities, business lines as well as on and off-balance sheet positions. The net liquidity

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Funding & liquidity risk
ING Group Annual Report 2020 on Form 20-F 222

position and time-to-survive are the two main stress-testing measures. Both measures may be impacted
differently under specific F&L stress scenarios and parameterisation.

The stress-testing framework considers

idiosyncratic, market-wide and combined (idiosyncratic

plus market-
wide) stress scenarios. Moreover,

it differentiates between stress

events that develop in a gradual and in a fast
manner.

The design of the framework is based on empirical evidence supplemented by expert judgment. The framework can be extended to additional ad hoc scenarios. For example,

it can be used as input for firm-wide
stress testing and reverse stress

testing.

In response to the Covid-19 crisis, ING has developed a dedicated corona liquidity stress-test framework that
focuses on the key vulnerabilities of the crisis and their potential impact on ING’s net liquidity position and LCR.
The current framework calculates the impact of severe macroeconomic stress combined with turmoil on financial
markets due to a prolonged lockdown.

The outcomes of the stress testing are taken

into account in all the key aspects of ING’s

F&L risk framework and
F&L risk management:

◾

Risk Appetite Framework (through risk appetite statements);
◾

risk identification and assessment;
◾

monitoring the liquidity and funding position;
◾

business actions (if needed);
◾

contingency funding plan; and

◾

early warning indicators.

The funding and liquidity stress-testing framework is also subject to regular internal validation.

In line with supervisory expectations, ING’s liquidity position is stress tested at least monthly using scenarios that
form part of the F&L risk appetite statement. In addition, the results of all internal stress scenarios are monitored
and assessed on a regular basis. They also serve as input in the decision on additional contingency measures.

Contingent F&L risks are addressed in the contingency funding plan with a focus on early warning indicators as
well as organisation and planning of liquidity management in times of stress. The contingency funding measures are developed in conjunction with the ING Recovery

Plan and are tested on a regular basis.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Environmental, social and governance risk
ING Group Annual Report 2020 on Form 20-F 223

Environmental, social and governance risk
Introduction
Regulatory changes in relation to environmental,

social and governance (ESG) risk practices have continued at an accelerated pace since the UN Paris Agreement and the United Nations Sustainable

Development Goals (UN
SDGs) were signed by world leaders in 2015. The G20 Taskforce on Climate-related Financial Disclosures (TCFD)
Working Group has outlined a set of principles for financial entities, while the European Commission released an
Action Plan for Financing Sustainable Growth and most recently,

the new Green Deal, which provides an action
plan to boost the efficient use of resources by moving to a clean, circular economy,

restoring biodiversity and
cutting pollution. Since the introduction of the United Nations Guiding Principles and the OECD Guidelines for
Multinational Enterprises there is a clear shift towards a more regulated environment and impact management
on social risks. Legislation aimed at preventing human rights violations along the supply chain is being introduced in several countries, including a proposal at EU level for mandatory human rights due diligence.

Other key developments in the regulatory landscape include the latest

EU Taxonomy

Regulation that requires
compliance to minimum social and governance safeguards and the EBA consultation on ESG risks launched
recently which aims to incorporate ESG risks into

the governance, risk management and supervision of credit
institutions and investment firms. The effects

of the recent pandemic also bring a renewed focus on the
importance of health and safety measures on the ground for the projects we finance as well as for the workforce
of our clients.

Since 2017, ING has been communicating its progress on climate risks and opportunities according to the TCFD in
its Annual Report. Further,

ING has set its climate risk management ambition based on other relevant materials, such as the ECB’s recent Guide on Climate

-related and Environmental risks. This includes integrating

climate
change as part of our risk appetite framework. We plan to commence integrating this progressively in the second
half of 2021.

Meanwhile, the Dutch Banking Sector Agreement on Human Rights (DBA) was successfully completed in 2019.
ING updated its human rights policy to reflect its commitment to the United Nations Guiding Principles, and improved transparency through regular human rights reporting.

We continue to work within the framework

of
this agreement; we are currently in the process of developing a tool that will help assess portfolio and client
exposure to salient human rights issues, enabling identification of issues and client engagement.

The tool is
expected to be launched in 2021.

During 2020, ING has also cooperated with other banks and the Equator Principles (EP) working groups on the implementation of the EP 4, which brings a new set of requirements related to human rights, climate change,
biodiversity and impacts on Indigenous Peoples.

The ESR Framework
ING’s ESR policy framework

helps us make transparent choices about how,

where and with whom we do
business. In 2019 we released the updated ESR Framework based on input from internal as well as external stakeholders while during 2020 we also made several

updates, which are briefly summarised in the next section.
Through these regular updates we keep abreast

of social norms and regulation relating to sustainability and challenge our own increasingly strong commitments on the topics of human rights and climate change.

ESR in practice in 2020
The ESR policy framework includes standards and best practice guidance for ESR-sensitive sectors. It includes
explicit restrictions on activities not in line with ING’s values and harmful to people or the environment (for
example companies involved in clearance of primary forest),

which we do not finance.

The next table gives insight into the ESR policies that are part of the ESR framework and where they are applied.

Credit risk portfolio per economic sector and application of ESR framework in percentage 2020 outstandings Conduct and ethics Human rights Environmental compliance Defence Equator principles Forestry and Agrocommodities Mining and Metals Tobacco1 Infrastructure Generic engineering1

Manufacturing

Chemicals Energy2 Fisheries1

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Environmental, social and governance risk
ING Group Annual Report 2020 on Form 20-F 224

Consumer lending 31,5% ●
Financial institutions 23,86% ●
Governments 7,29% ●
Other 2,37% ●
Corporates 35,02% ● ● ●
Real estate 6,13% ● ● ● ●
Natural resources 5,14% ● ● ● ● ●

●
Transportation & logistics 3,30% ● ● ● ● ● ●
Services 4,18% ● ● ● ● ● ● ●
Food, beverages & personal care 2,82% ● ● ● ● ● ● ● ● ●
General industries 2,86% ● ● ● ● ● ● ●
Builders & contractors 1,75% ● ● ● ● ●
Chemicals, health & pharmaceuticals 1,80% ● ● ● ● ● ● ●
Other sectors 0,36% ● ● ● ●
Utilities 2,09% ● ● ● ● ●
Media and telecom 1,38% ● ● ● ● ● ●
Retail 1,33% ● ● ● ●
Automotive 1,04% ● ● ● ● ● ●
Technology 0,85% ● ● ● ● ● ● ●
1 Fully or partially excluded activities
2 Includes policies on Oil and Gas, Coal, Nuclear Energy and Power Generation

The way the ESR Framework is applied in practice differs

per product type. The largest potential environmental
and social impacts come from large corporates within our Wholesale Banking (WB) segment. WB is therefore the
primary focus of our assessments and where we promote active ESR dialogue and knowledge sharing. We have
been working with wholesale clients for more than 15 years to support them in understanding and managing
their environmental and social impact. A simplified version of the ESR policy framework,

following the same
rationale and principles, applies to ING’s mid-corporate

and small medium enterprise client segments. The ESR
framework minimum requirements are also included in ING’s

procurement policy and apply to the screening of
suppliers of ING’s global procurement

activities.

The ESR policy framework is incorporated in ING’s

KYC policy framework, meaning the ESR client assessment is
part of regular client on-boarding and review.

The ESR policy framework also triggers a dedicated ESR transaction assessment to corporate clients which will indicate

if such transaction is categorised as ‘ESR high risk’,

and thus
require a separate in-depth advice from the ESR team

.

While we have a strong ESR policy framework and made progress in enhancing the automation of the checks and
controls in the ESR assessment processes, we acknowledge that we need to further improve our processes in
order to ensure accuracy and completeness of the data.

Of all Wholesale Banking engagements in scope of the ESR policy framework in 2020, 83 percent were considered
ESR low-risk, 8 percent ESR medium-risk and 9 percent ESR high-risk. ESR high-risk cases require specialised
advice from the global ESR team. The team now consists of 11 dedicated ESR advisors, 10 of whom are in
Amsterdam and one in Geneva. The ESR advice assesses the specific product offered and environmental and
social impacts associated with it, the sector,

operating context and geography

of the engagement and other
relevant factors. Based on this in-depth research,

a binding advice is given that can only be overruled at Global
Credit Committee level. Of the 292 ESR advices given in 2020, which are related to new requests, 60 percent
were positive, 25 percent positive subject to conditions and 15 percent negative.

Conditions can play an
important role in helping clients transition towards improved environmental and social performance on the
ground.

The ESR team mainly focuses on policy development and transaction advisory.

However the team also provides
training (both in-person and via webinars) to hundreds of colleagues around the world every year in risk, front-
office, KYC and compliance teams, so that ESR knowledge is built on and spread.

Key updates to the ESR framework
The renewed ESR framework incorporates

the updates that took place in December 2019 and July 2020,
respectively. The new release,

includes the following updates in the policy:

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Environmental, social and governance risk
ING Group Annual Report 2020 on Form 20-F 225

◾

ESR restriction on small arms and light weapons (SALW)

was strengthened. For more information

please
see the ESR framework published on the corporate website

ing.com.
◾

Equator Principles: We have adopted

EP4 in line with the new updated EP guidelines.

In 2020, the ESR team, together with the retail business, started the implementation of a new ESR self-
declaration approach for business banking. The concept is already approved by GCTP and it entails an alternative
ESR client assessment implementation for business banking clients where lending and pre

-settlement limits
exceed €1 million and where the client is active in any of the pre-identified sectors (e.g. employment agencies).
Such clients will be required to confirm their compliance with specific statements related to safeguarding labour
rights and/or environmental regulations

that are specific for that sector.

The implementation of this initiative is
expected to be finalised in 2021.

Following any key ESR policy updates

on restrictions, we engage with affected

existing clients and provide them
with the opportunity to reduce their exposure to the new restrictions; in case a reduction is not feasible,

we
implement an exit strategy.

Developing international best practice and stakeholder engagement
Our ESR approach helps us and our clients to gradually enhance the implementation of key standards like the UN
Guiding Principles on Business and Human Rights and the Organisation for Economic Cooperation and
Development (OECD) Guidelines for Multinational Enterprises. But beyond stimulating better environmental and
social performance in our own portfolio, ING actively collaborates with other institutions, peers and regulators to
address the environmental, social and human rights challenges we face:

◾

ING and the Equator Principles (EPs):

The EPs are an environmental and social risk management
framework adopted by 110 financial institutions worldwide. The EPs were updated in 2019, and the new
version (EP4) became effective in October 2020. EP4 contains new and stronger commitments on human
rights, climate change, Indigenous Peoples and biodiversity,

as well as an increased scope. ING is active
in several EP working groups covering social risks, climate

change and scope. ING also co-leads the
capacity building and training workgroup, which is focussing on updating the EP learning tool with the changes included in EP4.

◾

The Covid-19 pandemic

has also had material implications for our clients and peers to continually meet the environmental and social requirements of the EPs. ING participated in the development of a
guidance note to provide practical guidelines for both Equator

Principle financial institutions and clients
on how to manage Covid-19 related risks to EP compliance.

◾

Dutch Banking Sector Agreement
: The Dutch multi-stakeholder platform to

implement the Dutch
Banking Sector Agreement on International Responsible Business Conduct Regarding

Human Rights
formally came to an end in December 2019. The agreement was in place for three years and was
finalised with a conclusive report published in August 2020 and a closing statement confirming that all agreed deliverables were completed. During the period covered by the agreement, we updated our
human rights policy and published ING’s first human rights report in 2018. In 2019, we issued an update
of the report, highlighting the pilot on proactive client engagement carried out and the actions resulting from this pilot. In 2020, a follow-up of the 2019 human rights report was shared, providing an update of
the client engagement model presented in 2019 and the current human rights landscape.

◾

Thun Group
: ING participates in the Thun Group, an informal group of banking representatives focusing
on human rights. The group was initially established in 2011 to support the integration of the UN Guiding
Principles on Business and Human Rights into banking activities, and is now further evolving as a formal group promoting human rights and sharing best practices among its participant members.

◾

OECD
: ING’s active role in promoting and integrating

human rights is reflected in our participation as a
formal advisory member to the OECD Working Party on responsible business conduct in our sector.

In
2020 we started to develop the third and final OECD due-diligence guidance documentation for asset
based finance transactions. This guidance is expected to be finalised in 2021. We also participated in the
Export Credit Agencies annual meetings for practitioners from financial institutions where we actively
promoted ING’s ESR framework

and due-diligence process with export credit agencies, EP financial institutions, commercial banks, and development institutions.

By taking part in the above-mentioned initiatives, we aim to contribute our viewpoint and those of our clients,
employees and other stakeholders to help form

a consensus and develop clear guidelines that can serve as a standard for our industry.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Environmental, social and governance risk
ING Group Annual Report 2020 on Form 20-F 226

Task Force on Climate-Related Financial Disclosures (TCFD)
ING endorses the recommendations of the Financial Stability Board’s

(FSB) Task Force

on Climate-Related
Financial Disclosures. This voluntary disclosure outlines the progress made to date. To further strengthen our
understanding and adoption of the TCFD recommendations, ING is part of the UNEP FI TCFD project.

Governance
ING’s Climate Change Committee

(CCC) is mandated to oversee and set priorities for the implementation of the
TCFD recommendations and other strategic climate

-related topics that impact the group. For details please refer to our approach to climate governance (Sustainability governance

)

published on our corporate website ing.com.

Strategy
Climate change impacts companies and companies have an impact on climate change. As banks, we need to understand the risk climate change poses for our clients and be ready to safeguard our business by taking the
implications of climate change into account in our risk processes. We also have a role to play in financing the
transition to a low-carbon, climate-resilient

economy. At

ING, we have chosen an integrated strategy

that allows
us to translate the risks associated with climate change into opportunities.

In 2017, we started to develop in-house energy transition scenarios based on the drivers of policy and technology. These scenarios formed the basis for

the energy transition assessment we undertook for particularly sensitive sectors within the Transportation,

Industrials, Power and Real Estate

sectors. ING is committed to
continuously reviewing and monitoring its policies and strategies as climate

-related risks and opportunities
emerge. As a result of transition risk ING further refined its coal policy in 2017, targeting near-zero coal exposure
by 2025.

In 2020, we published our second Terra

Progress Report that provided an update on how we steer

our lending
portfolio in line with the goals of the Paris Agreement for all nice sectors in scope, including quantitative results.
For an overview of how we capitalise on climate-related

opportunities, please refer to Responsible Finance
(section ‘Our performance and strategy’).

Risk management
At ING we already have several

processes in place to identify and assess climate-related risks. An example is our
environmental and social risk (ESR) framework, including its climate change policy, reviewing risk on a client

and
transaction basis. We also monitor sector-specific developments associated with the energy transition. For
upstream oil and gas, our credit assessments include a strong focus on production costs. By focusing on low-cost
production, we work with our clients to ensure their businesses are resilient to the risk of stranded assets.

In the course of 2020, we worked on further identifying climate risk within our portfolio. We use scenarios to
understand the various climate pathways

that can potentially affect sectors. In addition, ING conducted an
internal firm-wide stress test, including the assessment of both physical and transition risk. To better

understand
the potential impact across sectors we developed an initial transition risk heatmap. We also started to conduct
pilots for specific portfolios, for instance on our global mortgages portfolio with the aim to identify potential
exposure towards physical risks.

These types of investigations can inform our approach

towards incorporating
climate risk in our risk management framework. For details please refer to our stand-alone ‘Climate Risk Report
2020’ published on our corporate website ing.com.

Metrics and targets
We have set climate-related

targets in our lending portfolio. This includes exiting thermal coal by 2025 and steering our portfolio towards meeting the Paris Agreement’s well-below two degree goal (Terra

approach).
Under Terra,

we set one target per sector for each of the nine sectors. For details on the approach refer to our
‘2020 Terra

Progress Report’

and for our approach to setting opportunity-related

metrics and targets please refer
to ‘Climate Finance’ both published on our corporate website ing.com.

Within the UNEP FI TCFD project we
worked towards methodologies to translate

the impact of climate change on financial rations.

Next steps
In 2021, we aim to further progress with our efforts regarding climate-related risks and opportunities by refining
our methodologies, working towards standard setting

and expanding the scope. For instance, we aim to expand
the scope of our physical risk assessment for real estate

and investigate

the impact of transition risk on various
sectors.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Non-financial risk
ING Group Annual Report 2020 on Form 20-F 227

Non-financial risk
Introduction
Non-financial risk (NFR) is defined as the risk of financial loss, legal or regulatory sanctions, or reputational damage due to inadequate or failing internal processes, people and systems;

a failure to comply with laws,
regulations and standards; or external events. The NFR function encompasses Operational

Risk Management
(ORM), Information Risk Management (IRM), the Independent Validation

Unit (IVU),

Professional Practice Unit
(ERM PPU) and Corporate Security & Investigations (CSI).

Governance
The head of Corporate ORM, Corporate IRM, IVU, CSI, ERM PPU and NFR Strategy,

Central Services &
Digitalisation Unit report to the global head of NFR, who directly reports to the chief risk officer.

The global head
of NFR is responsible for developing the framework of NFR policies and standards within ING, and for monitoring
the quality of non-financial risk management in the ING entities.

Non-Financial risk measurement
ING uses an internal model in line with the Advanced Measurement Approach (AMA) to determine the regulatory and economic capital amounts that are necessary to cover potential losses as a result of non-financial risks. This
model predicts non-financial risk losses by combining a forward-looking and a backward-looking view on non-
financial risk events. ING reports the outcome of its AMA model on a quarterly basis.

Risk categories
ING categorises non-financial risks in a number of areas:

◾

Information (technology)   risk

is the risk of financial loss, regulatory sanctions or reputational damage due to breaches of confidentiality,

integrity or availability within business processes, the supporting IT systems, of information or lack of information

quality;
◾

Continuity risk

is the risk of financial loss, regulatory sanctions or reputational damage due to business disruptions (loss of people, processes, systems, data, premises);
◾

Control risk

is the risks of financial loss, regulatory sanctions or reputational damage due to ineffective organisational structures and governance procedures

(including unclear roles and responsibilities and
inadequate reporting structure);
◾

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
◾

Employment practice risk

is the risk of financial loss, regulatory sanctions or reputational damage due to acts that are inconsistent with employment, health and/or safety laws, regulations or agreements, from
payment of personal injury claims, or from diversity/discrimination events;

and
◾

Fraud

is the deliberate abuse of procedures,

systems, assets, data, products and/or

services of ING by
those who intend to deceitfully or unlawfully benefit themselves and/or others. This definition of fraud is specified in the following two categories of fraud:
Internal fraud
: acts of fraud which involves at least one internal party performed by or in collusion with
an ING employee or agent with the consequence of financial loss, regulatory fines, litigation loss, business disruption and/or reputational damage for ING.
External fraud
: acts of fraud or scams by individuals and/or parties excluding ING staff

(including
contractors), with the consequence of financial loss, regulatory fines, litigation loss, business disruption
and/or reputational damage for ING.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Non-financial risk
ING Group Annual Report 2020 on Form 20-F 228

Main developments in 2020
Covid-19
From the start of the global outbreak of the Covid-19 virus in January 2020, ING’s priority has been to protect its
employees and their families and to continue servicing its customers as before

,

and put extra effort into
supporting them in difficult times. To ensure

this ING employees have put immediate focus on ensuring the
bank’s operational resilience

and continuity. ING has mobilised a global crisis management organisation

–
engaging with all ING entities worldwide – to monitor and manage Covid-19 related operational,

health and
safety challenges. In the first weeks of 2020 the bank was able to transfer around 80% of its employees, including
external employees, to a working-from-home (WFH) environment.

Throughout the year,

ING continued to
monitor developments in employee well-being and local BCM threat levels and aimed to identify, monitor and
manage Covid-19 related risks through specific risk assessments. In addition to internally focused risk
assessments, risk assessments were also performed on critical suppliers of ING. The financial health of these suppliers has been monitored throughout the entire year.

Cybercrime and fraud

Controls and monitoring continue to be embedded in the organisation as part of the overall internal control
framework and are continuously re-assessed against existing

and new threats. The identification and monitoring
of new threat actors and campaigns relevant

to ING also informs this process as does the closer alignment between IT security and fraud teams. In addition, ING continues to strengthen its global cybercrime and fraud resilience through collaboration with financial industry peers, law enforcement authorities, government (e.g.
National Cybersecurity Centre) and internet service providers (ISPs).

General concerns over the potential impact of insider threats continues to increase. However the impact of
external instances or trends remain limited in the financial industry where collaboration within the sector is
improving.

The further digitalisation of banking services, increasing electronic exchange of information via different
consumer channels, use of and dependency on third-party vendors for services,

and the implementation of PSD2
are likely to present ongoing cybercrime resilience, fraud

management and IT-security challenges; both in the
short- and medium-term as criminal actors target

financial and sensitive (payment) data, such as customer user credentials outside the traditional banking environment. Sensitive (payment)

or personal data can be obtained by
criminals via social forums such as WhatsApp and by screen scraping user credentials when a fallback procedure within PSD2 is allowed. In 2020, these challenges have further increased due to Covid-19, which resulted in more sophisticated phishing attempts, improved

social engineering fraud attempts, an increased risk of external fraud in the lending portfolio and people working from home.

Dealing with current and emerging fraud threats, especially given the ever-increasing use of digital and on-line
banking, effectively requires continuous improvement

of fraud management capabilities such as real-time
transaction monitoring and response capabilities. In addition, better alignment and standardisation of cross-
border fraud management across ING and related

platforms as well as exchanging data cross

border.

With
legislation such as EBA PSD2 and the continuing emphasis on duty of care, financial institutions are potentially becoming more and more responsible for losses incurred by clients, and taking on more of the burden of
reclaiming those losses.

Data risk management
The drivers for ING’s

data management come from the Think Forward strategy,

where data management is one
of the key enablers, and from the increasing regulatory focus on data.
ING has the enterprise data lake in place (part of the target infrastructure)

and is implementing data
management capabilities including data definitions, data quality,

data governance and data ethics, for use by ING
entities, to support, amongst others,

statutory and regulatory reporting. ING is

continuously improving its data
governance, the execution of its data quality framework

controls at a consistent level across the bank and
prioritising the implementation of the target infrastructure to further simplify, standardise

and modernise its
activities.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Non-financial risk
ING Group Annual Report 2020 on Form 20-F 229

In 2020, the Global Data Committee was established as a key

Management Board Banking committee, to provide
guidance to the global data function, comprising the chief data management officer and the data management organisations of all entities. Its purpose is consistent with BCBS239’s stipulation of ‘strong governance’ (Principle
1) as well as ING’s own ambition of being a data-driven bank. The Global Data Committee,

chaired by the CRO,
oversees the global data function and its contribution to wider society by providing decisions, endorsements

and
priorities for ING’s data

management strategy and data-related

initiatives.

Enterprise risk management
The enterprise risk management (‘ERM’) framework is the overarching risk management framework. ERM
assembles common risk principles for all risk types and domains: financial, non-financial (including compliance and model risks) and strategic risks. It aims to ensure standardisation of all risk frameworks and applies to all
businesses lines and entities across ING.

In 2020, the ERM Professional Practice Unit (PPU) was established to set standards for the management and
implementation of the ERM framework and to assure consistent use of the policy governance and risk library for
all risk domains within ING. The PPU is introducing ING’s global documentation governance by providing
definitions and guidance for global policy documentation and global policy development, update and approval processes.

User access management (UAM)

UAM is one of the focus areas of ING and an important element in our control framework to mitigate the risk of
unauthorised and / or inappropriate access to systems, processes and the data and information contained
therein. Consequently,

the UAM processes, controls and practices are periodically

reviewed, tested, adapted and
improved by a dedicated UAM team to address ongoing

developments both within and outside ING. In 2020, ING
continued to mature, with attention

to tooling,

standardisation and harmonisation of processes and workflows and further automation of UAM controls. This will continue in 2021.

Personal data protection
As per 25 May 2018, the European General Data Protection Regulation

(GDPR) became effective. ING is bound by
the GDPR that affords greater protection

to individuals and requires more control on data

and transparency
regarding the use of data by companies. In 2020, ING continued working on structural solutions to support
further enhancing the data protection of our clients and employees.

Sourcing Risk
In 2019, a renewed sourcing policy became effective, outlining the inherent critical and high risks that can
materialise during the sourcing life-cycle. In addition, a sourcing guideline was issued to support updated requirements, issued by EBA in 2019. The controls defined in the support control framework (SCF) sourcing have
been implemented and tested. The scope of sourcing encompasses outsourcing to external providers as well as
intra-group sourcing.

BCBS 239
In January 2013 the Basel Committee on Banking Supervision published the Principles for Effective Risk Data
Aggregation and Risk Reporting (BCBS 239), which is adopted by the ECB and became effective for all Global
Systemically Important Banks (G-SIBs) as of January 2016 and for all D-SIBs depending on the date of designation.
In 2020, ING continued with the extension of scope, continuous implementation improvements and further
embedding into business as usual.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Compliance risk
ING Group Annual Report 2020 on Form 20-F 230

Compliance risk
Introduction

Compliance risk is defined as a threat posed to ING’s standing resulting from failure to act in line with applicable
laws and regulations, internal rules (including ING’s

Orange Code and global Code of Conduct) and/or societal
expectations. A failure to adequately mitigate

compliance risk may lead to damage to ING’s reputation

and/or
legal/regulatory sanctions, and/or financial loss.

The mission of Compliance is to support ING in conducting its business activities in line with applicable laws and regulations, taking into account ING’s

internal code of conduct and societal expectations. Compliance wants to drive compliance risk management by desire and design throughout the organisation, unleashing the power of
our data, risk expertise, and people to keep the bank safe and sound, and help drive new and sustainable ways of
doing business.

Within ING, compliance risks are defined as those risks that are within the scope of the ING Compliance Risk
Catalogue. The following three risk categories apply:
◾

Financial crime risk refers to the risks of the bank’s

products and services being abused for illicit purpose
generating or disguising financial and/or economic crimes (FEC).
◾

Conduct risk refers to the compliance risks arising from potential or perceived misconduct by ING or its
employees towards its customers, market

integrity, business partners

and other stakeholders.
◾

Organisational risk refers

to the compliance risks arising from actual, potential or perceived flaws in the way that ING is organised and structured including its regulatory and reporting framework.

Governance roles and responsibilities
The Compliance organisation (comprised of four roles: Group Compliance, business segment compliance, geographical compliance and country compliance) is part of ING’s second line of defence refer to ‘Risk
Governance’.

Group Compliance together with business segment compliance set the priorities, standards and boundaries for the business segments (Retail and Wholesale Banking). Geographical compliance (Challengers

&
Growth Markets / Wholesale Banking / Market Leaders)

together with the functional lines in the countries are
responsible for the execution of these priorities, standards and control framework, within the boundaries set.
Compliance is tasked with instructing, advising, challenging and having oversight of the first line of defence in
their management of compliance risks as well as raising awareness (via training and communication),

influencing
and stimulating a sound compliance risk culture. The scope of the compliance risks is outlined in the ING
Compliance Risk Charter.

Compliance is headed by the chief compliance officer (CCO) who reports directly to the CRO. The CCO has direct access to the Risk Committee of the Supervisory Board. The CCO and the chairman of the Risk Committee had regular bilateral consultations in 2020.

Update on key compliance matters
Strengthening the compliance function
In 2020 ING introduced measures to strengthen the compliance function. These measures were implemented as
part of a multi-year,

global compliance strategy and transformation

programme that started in October 2019.
The programme encompasses the whole compliance function and particularly aims at enhancing and integrating governance, an end-to-end framework and monitoring capabilities of the compliance function. As we operate in
a dynamic and challenging environment we are continuously learning and improving while getting to a more
sustainable and mature level within the compliance function.

Financial economic crime
Knowing who we do business with helps us to prevent the financial system from being misused, and is an
important obligation to help gain trust in the financial markets.

As gatekeepers of the financial system

we have
an obligation to prevent criminals from misusing it or detect and respond when it is being misused. We believe
we can be even more effective in safeguarding

the financial system if we join forces and work with other banks and with national, European and global authorities and law enforcement agencies to tackle financial economic crime. In 2020, ING continued to execute and update policies and procedures to further enhance our know your
customer (KYC) activities. In addition, ING set up a special taskforce to monitor transactions for financial
economic crime related to Covid-19.
ING is continuously working to strengthen its implementation of KYC and build sustainable KYC practices. One of
the ways we do this is through our global KYC enhancement programme which aims to:
◾

Improve customer due diligence, perform on-going transaction monitoring and report on unusual
activities should these be identified.
◾

Make structural improvements

in five areas: policy and risk appetite statements, digital tooling, governance, monitoring and screening, and KYC knowledge and behaviour.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Compliance risk
ING Group Annual Report 2020 on Form 20-F 231

It is important to continuously enhance our FEC controls framework given the dynamic nature of the threats and
regulations. In 2020, the FEC controls maturity program

me (FCMP) was initiated in order to further mature the
framework over time.

Risk culture
At ING we attach great importance to

a sound risk culture. ING’s risk culture determines the way

in which
employees identify, understand,

discuss and act on the risks we are confronted with and the risks we take.

In
2019, ING initiated a global risk culture project to understand and measure where our level on the mentioned
aspects is. The Management Board Banking and Supervisory Board are closely involved in this project and are strongly committed to safeguarding

a sound risk culture for ING. Key characteristics of ING’s

risk culture are:

◾

Our Orange Code and global Code of Conduct define the most essential conduct principles expected from ING employees in their daily activities; (see ‘Conduct risk’)
◾

Our leadership plays an active role in offering an environment of open communication and challenge;
◾

Having a robust risk management framework is key;
◾

Managing non-financial risk is as important as managing financial risk;
◾

We take time to learn from

best practices and incidents from the past;
◾

We all are accountable for sound risk management

and take time to actively educate ourselves;

and
◾

Our reward and remuneration system

reflects our ING values and our desired risk culture.

The project includes specific enhancement assignments in areas such as monitoring risk culture, our escalation culture and further linking non-financial risk related topics to our purpose and strategy

.

Risk culture

RegTech
The large number of regulations impacting financial institutions shows no sign of slowing down, leading to an increasing need within the compliance function for innovative solutions to support our business processes. A notable area of interest is horizon scanning, covering

the timely spotting of rules and regulations, identifying risks and obligations resulting from these regulations, and creating policies to support the organisation on being
compliant. A wide range of innovative tooling (such as Ascent, SparQ, Corlytics) is being assessed for horizon scanning and interoperability of solutions is a key

factor in our consideration.

Regulators are showing a growing recognition

of the value of RegTech

solutions to manage Compliance Risk. In
response, ING is running a diverse portfolio of RegTech

initiatives. This ranges from making investments

(e.g.
Ascent, Eigen), close collaboration on solutions (e.g. Privitar,

DuCo, Regtek Solutions) and creation of home-
Essential risk culture components

Risk awareness
•

Clear view of risks

•

Recognition of risks

•

Common understanding of risk

Risk judgement
•

Balanced decision-making, alternate views

•

Effective challenge and feedback

•

Ownership of risk

Escalation & follow-up
•

Speak up and effective escalation

•

Follow up on issues raised

•

Reflective conversation

Leadership as

mediating driver
•

Tone from

the top/

Leading by example

•

Learning from experiences

•

Clear consequences

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Compliance risk
ING Group Annual Report 2020 on Form 20-F 232

grown solutions (e.g. CoorpID). Our focus is on RegTech

solutions that create positive impact on compliance
effectiveness and cost.

Financial crime risk and know your customer
Financial crime risk refers to the risk of the bank’s

products and services being abused for an illicit purpose; either generating or disguising FEC. Keeping ING safe, secure

and compliant is a top priority. Know

your customer (KYC)
and financial crime compliance play a major role and aim to ensure we only engage and do business with people and companies that meet regulatory requirements and are

within our risk appetite. This is important, not only for
ING but for wider society, with governments

around the globe having identified financial crime as a major concern in modern society.

Fighting financial crime in a constantly changing environment requires ongoing updates to regulations and
requirements to keep banking safe. However,

according to the European Banking Authority,

increased
regulations and scrutiny can also have unintended consequences, with some customers and clients no longer
being able to get their financial needs met.

KYC policy framework
ING strives to play its part in safeguarding the integrity

of the financial system by combatting financial crime
through utilisation of an overarching policy and control framework which is continuously enhanced. The KYC
policy and related control standards

(the KYC policy framework) set the minimum requirements

and control
objectives for all ING entities to guard against involvement in financial crime activity. The KYC policy Framework
reflects relevant national and international laws,

regulations, guidance documents and guidelines from national,
European and international authorities, (supra)national risk assessments, and industry standards related to:

◾

financial economic crime, covering money laundering, terrorist financing, bribery and corruption, export trade controls, proliferation

financing, sanctions (economic, financial and trade), countries designated by
ING as ultra-high-risk countries (UHRC)
◾

customer tax compliance, covering customer tax

integrity (CTI), FATCA,

CRS, mandatory disclosure
requirements (MDR)
◾

environmental and social risk (ESR) client assessment, specifically the initial customer screening for environmental and social risk. For more information

see the Credit risk chapter.

The KYC policy framework is mandatory and applies to all ING entities (i.e. all branches and majority-

owned
subsidiaries of ING Groep N.V.

(including ING Bank N.V.)

or where ING exercises control), their corporate
functions and their branches, including outsourcing partners to whom ING entities have sourced KYC

-related
responsibilities. The KYC policy framework also reflects relevant national and international laws, regulations and
industry standards related to business partners

and overarching requirements with regards

to record retention,
training and awareness. ING entities have local procedures

in place, aimed at enabling them to comply with local
laws and regulations and the KYC policy framework. Where

local laws and regulations are more stringent, these
have to be applied.

As a result of frequent evaluation of the businesses from economic, strategic and risk perspectives, ING continues
to believe that for business reasons doing business involving certain specified countries should be discontinued.
In that respect, ING has a policy not to enter into new relationships with clients from these countries and
processes remain in place to discontinue existing relationships involving these countries. At present,

these
countries are Cuba, Iran, North Korea, Sudan, Syria and Crimea region.

KYC enhancement programme

ING is continuously working to strengthen its implementation of KYC and build sustainable KYC practices. One of
the ways we do this is through our global KYC enhancement programme which aims to:
◾

Improve customer due diligence files (documentation, data

and identity verification), assess selected
past transactions and report on unusual activities should these be identified.
◾

Make structural improvements

in five areas: policy and risk appetite statements, digital tooling, governance, monitoring and screening, and KYC knowledge and behaviour.

Global approach
ING updated its KYC policy in line with external regulatory developments in anti-money laundering and financial
sanctions. We also updated our ESR framework to

incorporate new policies on human rights, climate change and financing infrastructure projects. This framework updates

and standardises our policies by expanding the list of
restricted activities ING will not finance. It also clarifies roles, responsibilities as well as the products and clients in scope.

In addition, we refreshed and further enhanced our systematic integrated risk analysis (SIRA). This allows us to
measure and monitor adherence to our KYC risk appetite and ensures consistent

KYC integrity risk assessments

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Compliance risk
ING Group Annual Report 2020 on Form 20-F 233

across the bank. Our risk appetite statements (RAS) which incorporate

ING’s risk appetite and tolerance

towards
KYC integrity risks were also updated

.

We changed the structure of our global KYC organisation

introducing three pillars that oversee customer

due
diligence, transaction monitoring and screening. Each pillar has a dedicated team with expert leads. This brings greater focus, strengthens steering

and ensures end-to-end responsibility.

We also continued to introduce uniform

global transaction monitoring solutions in 2020. These include standardised transaction monitoring tooling, supported by risk-based scenarios, handling alerts and reporting
suspicious activities where required. The countries in scope have been connected to our global pre

-transaction
screening tool. Our adverse media screening tool is now available in most of the countries and will be available
across the network of countries in early 2021. This allows us to continuously screen customers against news
intelligence related to financial and economic crime. We

implemented continuous name screening in several
countries. Substituting local tools with centralised global tools enables us to further improve the way we
onboard, monitor and screen customers using a consistent

approach across the world.

We have also established a financial economic crime Covid-19 taskforce within ING aimed at identifying potential
criminal schemes and assessing if the coronavirus pandemic influenced payment patterns or created new
channels for money laundering. The taskforce worked

with other parts of the bank to protect customers from
fraud and further strengthen cybersecurity,

during the pandemic. It also identified and analysed new behavioural patterns of customers in the Netherlands, which resulted in new cases of unusual transactions being reported.
These findings are used to determine if similar patterns exist in other ING countries.

In 2020, five Dutch banks, including ING, proceeded with Transaction

Monitoring Netherlands (TMNL), following
a successful proof of concept that explored the feasibility and effectiveness of joint transaction monitoring.
Monitoring transactions with a combined database provides greater insights into potential criminal money flows
and networks, which will further boost monitoring and alert detection.

Similarly, we are working

with four banks and payment provider Isabel Group in Belgium to use the blockchain application KUBE to share corporate data

as part of the KYC process. KUBE is currently being built and is expected to be operational next year,

and will help streamline the verification and maintenance of corporate identities.

In Germany, ING joined the public-private

partnership Anti-Financial Crime Alliance (AFCA) to foster mutual exchange of information within the financial system.

The alliance consists of 30 members, amongst them public
authorities, the largest financial institutions as well as representatives from the real estate sector.

Digitalisation and innovation
Criminals are harnessing technologies like artificial intelligence and machine learning to become ever more sophisticated. These same technologies can also help us to counter this threat.

For example, Hunter is an AI-
powered anti-money laundering tool that has the predictive capability to detect

(emerging) suspicious patterns
and entities. It helps identify clients with a high concentration of suspicious behaviour and points out hidden relationships, delivering on the promise to always be a step ahead. And we’ve developed a centralised digital
vault where corporate clients can store

and share their KYC documentation in a secure way.

Similarly, the ING
Lab in Singapore is working on a tool to help banks that serve other financial institutions eradicate the
duplication of KYC documentation.

Knowledge and behaviour
Increasing our knowledge of KYC, providing training and carrying out behavioural risk assessments aimed at
detecting impeding behavioural patterns and intervening where necessary is also key.

A global KYC academy was set up last year to equip employees with the skills and knowledge they need to
effectively protect customers,

the bank and society against financial economic crimes. This year,

the academy
partnered with ACAMS (Association of Certified Anti-Money Laundering Specialists) and developed learning modules for employees working on KYC to raise their KYC

awareness. Almost 8,000 employees enrolled for these
modules. Trainings on sanctions also took place.

Behavioural risk assessments were carried out to identify impeding behavioural patterns and their drivers and
give direction to any necessary interventions. Since 2018, several KYC teams in various business lines have been
assessed.

Leadership labs (workshops with senior leaders) were organised in APAC, EMEA and Americas

to address
impeding behavioural

patterns identified in the assessments and develop the right conditions to manage risks.

We also conducted two Nudge Labs this year for

Wholesale Banking globally, developing subtle triggers that
encourage desired behaviours to further strengthen

our KYC processes and execution. Co-created

by our

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Compliance risk
ING Group Annual Report 2020 on Form 20-F 234

Wholesale Banking and behavioural risk experts, the Nudge Labs are another follow-up from our KYC behavioural
risk assessments.

Staying safe, secure and compliant
Fighting financial economic crime is a challenge the financial industry faces globally.

The scope of the problem
was illustrated in media reports in September 2020, in which several banks, including ING, were mentioned in
respect of SARs filed some years ago.

As a gatekeeper to the financial system,

we have an important role in the collective fight against

financial
economic crimes. By performing customer due diligence and monitoring transactions we aim to detect

and
prevent the financial system from being misused in criminal activities, including money laundering and terrorist financing, for the safety and security of our customers and society.

We take this responsibility extremely
seriously. As part of our ongoing anti-money laundering efforts,

we assess relationships with customers and
screen transactions. Potentially unusual/suspicious transactions are reviewed and, where applicable, reported to
the relevant authorities. Over the past few years,

we have increasingly discontinued customer relationships
which do not fit our risk profile. This approach is also applied to acquisitions such as Payvision. ING was aware when it acquired Payvision that its customer base partly did not meet ING’s desired risk profile. Hence,
arrangements were made during the acquisition to exit customers in the ‘adult’ entertainment and gambling
segments. Steps were also needed to better

align Payvision with ING’s risk profile,

strengthening Payvision’s
governance, policies and processes. For example, Payvision’s risk and compliance functions were reinforced, its
chief risk officer is now a member of its board and there is a formal programme in place, including governance, to ensure that Payvision’s

compliance meets requirements.

The programme involves a series of initiatives, including
working on various structural improvements in compliance, tooling, monitoring, governance,

knowledge and
conduct.

In September 2020, Banca d’Italia announced that the ban on onboarding new customers at ING in Italy,

imposed
in March 2019 was removed. The decision followed comprehensive steps undertaken by ING in Italy to
strengthen its processes and management of KYC compliance risks.

Following an inspection by Banca d’Italia,
which identified shortcomings in AML processes, ING in Italy was banned from taking on new customers in March
2019. Existing customers in Italy continued to be fully served throughout the period of the ban.

Keeping banking safe and secure for the longer term, requires staying ahead in the area of financial economic
crime compliance. Hence, we are building on the foundation of our global KYC enhancement programme by
organising and integrating all regulatory

developments and activities in the area of financial crime compliance within our regular controls framework.

Bribery and corruption
Corruption curbs economic growth and impedes the development of peaceful and sustainable societies. It undermines business confidence and corporate integrity,

impedes fair business competition and harms
international trade. It can also severely damage the reputation of companies and thus erode both public trust
and investor confidence. We take

these risks seriously and take steps in our organisation

to identify and to
minimise the risk of being involved in or associated with bribery or corruption.

We expect all ING employees at every level of the organisation to always do business in accordance with the
values and behaviours of our Orange Code. We

have a zero-tolerance

approach when it comes to bribery and
corruption. Our zero tolerance statement

and more information regarding our anti

-bribery and corruption
(AB&C) policy can be found on our website.

Bribery and corruption risks are part of our non-financial risk framework, are included in the client and third-
party due diligence and monitoring measures in our KYC framework and will be integrated into our systematic
integrity risk analysis alongside our KYC and other integrity risks in 2021. An enhancement programme to further
improve our AB&C risk assessment, controls and reporting is in progress.

Our people receive training which includes how to recognise warning signs of bribery and corruption and in order to ensure they understand our zero

-tolerance approach and the mandatory control measures

in place. Our
training framework will be enhanced to provide more targeted and specialist training on bribery and corruption
risks from 2021 onwards. We encourage

employees to speak up if they have concerns relating to bribery and corruption.

5th EU AML Directive

The 5th AML Directive was implemented in the Dutch Anti-Money Laundering and Anti-Terrorist

Financing Act
(Wwft) in May 2020. Furthermore, in the battle against financial economic crime, including money laundering, the Dutch UBO-(ultimate beneficial owner) register went live in September

2020. These developments have been
incorporated in ING’s

KYC policy framework.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Compliance risk
ING Group Annual Report 2020 on Form 20-F 235

Looking ahead, ING keeps abreast and takes relevant

action on other external developments. In this context,
reference is made, among other things, to the 6th AML Directive, as well as regulatory proposals from the
European Commission following from its action plan for a comprehensive union policy on preventing money
laundering and terrorism financing. Moreover,

the execution of the Dutch action plan for the prevention

of
money laundering through the Dutch financial system and for tracking and prosecuting criminals and their
enablers is in progress. This action plan was presented by the Dutch Minister of Justice and Security and Minister
of Finance. Anticipating regulatory developments in this area, ING and four other Dutch banks established
Transaction Monitoring Netherlands (TMNL) in the collective

fight against money laundering and the financing of
terrorism. This organisation is a first of its kind: it is anticipated that within TMNL transactions of those banks are
jointly monitored with advanced analytics techniques like network analytics and anomaly detection.

Common Reporting Standard (CRS)
Similarly, the Organisation

for Economic Cooperation and Development (OECD)

has developed a Common
Reporting Standard (CRS) and model competent authority agreement to enable the multilateral and automatic
exchange of financial account information. CRS requires

financial institutions to identify and report the tax
residency and account details of non-resident customers to

the relevant authorities in CRS-compliant
jurisdictions. As of 29 September 2020, 109 jurisdictions (‘signatory countries’), including the Netherlands, have signed a multilateral competent authority agreement to

automatically exchange information

pursuant to CRS.
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

Tax

risk
Tax policies, procedures

and a tax control framework have

been implemented to support management in
mitigating potential tax risks in a prudent manner.

Internal monitoring, control and reporting of tax-related

risks
take place on a continuous basis with regular reporting to various stakeholders. For 404/SOX

purposes (section
404 of the Sarbanes-Oxley Act), an ‘effectiveness of internal control statement’ with respect to tax controls

has
been provided. Tax

risk management is subject to Corporate Audit testing and evaluation. In the Netherlands

and
also in other countries, ING’s position is to be cooperatively tax compliant, this implies to have transparency
about and disclosure of relevant tax risks towards

tax authorities. Tax

risks not only refer to ING’s

own tax
position, but also to the risks in relation to the tax positions of our customers. In this respect, we have integrated
a tax integrity assessment in our overall customer risk assessment process

.

Conduct risk

Culture and ethics
A sound risk culture is paramount at ING as it determines the way in which employees identify,

understand,
discuss, and act on the risks we are confronted with and the risks we take.

In 2020, ING conducted a self-
assessment of our risk culture and are working on developing the key characteristics of ING’s risk culture.
To further enhance our risk management in the area

of risk culture, ING added culture and ethics risk to its
compliance conduct risk scope. The proper embedding of our global Code of Conduct, Orange Code and the whistle-blower policy are key to managing our culture and ethics risk.

Orange code and the global Code of Conduct
In February 2020, ING launched a new global Code of Conduct, clarifying the link between the existing Orange
Code and our main policies. The global Code of Conduct further defines the most essential conduct principles expected from ING employees in their daily activities. It provides additional risk awareness and helps to better meet expectations stated in external

rules and guidelines. To enhance monitoring on the global Code of Conduct, this code will be linked (like the Orange Code) to the employees’

performance management cycle to ensure a
continuous attention and dialogue on how to apply the global Code of Conduct in the daily work practice of our employees.

To preserve

risk awareness in the area of risk culture, ING continued its efforts towards embedding the Orange
Code decision making model (introduced in 2017) that supports ethical and well-balanced decision-making throughout ING. This included frequent training by Compliance towards the first line. In 2020 the model was also

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Compliance risk
ING Group Annual Report 2020 on Form 20-F 236

further embedded in ING’s governance by adding the model to the Global Product

Approval (PARP)

Policy and
the local PARP processes.

Conflict of Interest
Compliance will cover the risk of running deals and operations in a way where personal or organisational interests prevail over the interest

of the client (e.g. when related to personal account dealing).

In 2020 our existing conflict of interest policy was revised in alignment with the standards as defined by
enterprise risk management. The policy incorporates key

requirements for both personal and organisational
conflicts of interests in line with the EBA Guidelines on Internal Governance. Controls are defined in control
standards owned by the first line of defence.

Market conduct risk
Market conduct risk is defined as running deals and operations not in line with good capital markets functioning
along the product/service life cycle (i.e., pre-trade, execution and post-execution). A smooth functioning of
markets and public confidence in markets are crucial for

economic growth and wealth. The 2016 market abuse
policy was revised to incorporate EU Regulation

2019/2115, which changed the requirements on market
soundings for small and medium-sized enterprises. Furthermore,

a full-fledged review of the 2016 market abuse
policy was also conducted.

Treating custo

mers fairly
Under conduct risk, ING includes the risk related to treating customers unfairly and not having their best
interests in mind throughout the product life cycle

(from design to advice and claims
handling).

Our focus in 2020 was on strengthening compliance with the Markets in Financial Services Directive (MiFID). New
key controls were rolled

out throughout ING’s EU entities and an extensive

assessment was carried out to further
align the implementation of MiFID rules in all locations and to enhance training and guidelines. INGs global Client
Protection and Product Approval Committee (CPAC)

oversees the embedding and monitoring of ING’s global
standards and risk appetite when offering investment

services to our customers. Local and/or regional CPAC

s
have been setup across the footprint representing

Retail-

and Wholesale Banking and allowing for a global
framework that can be monitored and steered accordingly.

2020 also saw a big emphasis on the improvement of
transaction reporting activities in order to fully align them with regulatory expectations.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Model risk
ING Group Annual Report 2020 on Form 20-F 237

Model risk
Introduction
Model risk is the risk that the financial or reputational position of ING is negatively impacted as a consequence of the use of models. Model risk can arise from errors in the development, implementation, use or interpretation of
models, or from incomplete or wrong data etc., leading to inaccurate,

noncompliant or misinterpreted model
outputs.

A model is defined as:
a quantitative method, system, or approach

that applies statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates or whose inputs are
partially or wholly qualitative or based on expert judgement.

A tool or solution (a candidate model) is considered a model when:
◾

it covers quantitative approaches whose inputs are

partially or wholly qualitative or based on expert
judgement, provided that the output is quantitative in nature

;
◾

it is used multiple times without changing or reconsidering the assumptions, model parameters or weighting factors;

and
◾

the outcome is used for decision-making.

Covid-19 impact
The outcome of models depends directly on the data that is used as input. As described throughout this report many sectors have been hit hard by the consequences of the pandemic and governments have taken
extraordinary support measures to counteract

the negative economic circumstances these sectors are
experiencing. The same measures also cloud to a certain extent the reliability of the data that currently is being
used as input for models. The support measures interfere with normal economic circumstances meaning that
data currently used may not reflect the true nature

of economic circumstances and may be positively biased. The
increased model risk that is associated with this phenomenon has been acknowledged and is being managed by a range of management actions, such as management overlays, and close monitoring of portfolio developments.

Models governance (*)
The growing complexity and number of models created and utilised every year for decision-making makes it
important to manage and control the associated model risk accordingly.

Within ING the overarching
responsibility for this risk type lies within Model Risk Management (MoRM) department. The MoRM, is responsible for identifying, assessing, monitoring and reporting global model risk exposure at the aggregated level. The department sets and maintains a model risk management framework containing:

(1) model
governance, (2) model risk appetite, (3) model risk management policies and standards, and (4) the global model inventory tool. MoRM is responsible for providing independent validation of models in use within ING. For that
purpose, the department has four specialised dedicated teams, each focusing on different family of models,
namely: Credit Risk Model Validation, Banking Book Risk Model Validation,

Trading Book Risk Model Validation
and Data Science Model Validation.

The Model Risk Management Committee (MoRMC) is in place to align the overall model strategy and approve the
model risk appetite, model risk management policies and methodologies. MoRMC is mandated by the MBB and chaired by the CRO of ING, the MoRMC meets monthly.

Model lines of defence (*)
ING’s model risk and control structure

is based on the three model lines of defence (MLoD) approach. This approach aims to provide a sound governance framework for

model risk management by defining and
implementing three different management layers

with distinct roles and oversight responsibilities.

Model owners, developers, users
1st MLOD
Model development
Model implementation
Model use and performance monitoring
Senior management
Accountability for compliance risk mitigation
Model risk identification and control
Model risk function
2nd MLOD
Independent model validation
Policies, procedures and advice
Model risk oversight, monitoring and reporting
Model risk Appetite, risk escalation / challenge
Bank wide model risk management framework with, amongst others, governance, policies RAS, inventory
Independent auditors
3rd MLOD
Corporate audit services

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Model risk
ING Group Annual Report 2020 on Form 20-F 238

Model lines of defence (*)

In terms of composition and main activities within three model lines of defence (MLoD):
◾

The 1
st

MLoD is composed of the model owners, model users, data management and model development, and is accountable for,

among others, the development, implementation and use of the models as well as monitoring the effectiveness of models’ performance;

◾

The 2
nd

MLoD is composed of model validation and model risk oversight, which owns the model risk management framework, proposes the model risk appetite and provides an independent validation of
models used within ING;
◾

The 3
rd

MLoD is the internal audit, reviewing the quality of model risk management execution in all lines of defence and providing independent assurance.

An important difference with the financial and non-financial risk lines of defence is that models can also be
owned by risk (normally a 2
nd

LoD), e.g. for bank-wide stress testing, or by the audit service (normally a 3 rd

LoD),
e.g. to support prioritisation of their audits. In that case, both domains (risk or audit service) become 1 st

MLOD.

Model Risk Appetite (Model RAS) (*)
The model risk appetite is designed to determine the level of model risk ING is willing to accept in pursuit of its strategic objectives. The initial iteration

of Model RAS was introduced in 2020 and it will be monitored and evaluated in 2021.

Model risk management (*)
Since models are by definition simplifications of reality,

model risk is inherent in the use of models and therefore
model risk must be identified and managed. Model risk management includes the identification, assessment, control (acceptance or mitigation) and monitoring (and reporting) of the risks related to applying models in
various business processes.

Model risk management is to be executed for each individual model through the model life cycle via processes
such as: model classification, model risk identification and assessment, and model validation. On an aggregated level model risk is monitored via analysis of data from the global model inventory.

The insights, from aggregated
data analysis, are reported to the MoRMC and to the MBB for senior management to take well-informed
decisions on acceptance or further mitigation of model risk.

Decommision
Initiation / Change
Data collection
Development
Pre-approval Validation
Approval
Implementation
Auditor
Inventory & Reporting
Periodic validation
Approval
Use
Data collection
Performance monitoring
1st MLOD
2nd MLOD
3rd MLOD

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Model risk
ING Group Annual Report 2020 on Form 20-F 239

Model lifecycle (*)
The next figure provides a schematic overview of the model lifecycle, where orange represents the activities of
the 1
st

MLoD, grey represents the 2
nd

MLoD and light grey is the 3
rd
. The objectives of the different processes are
outlined below (reference).

Initiation or change : The initiation of the development of a new model or change of an existing model can be triggered by different factors.

These may be (i) internal, such as the introduction of a new product that cannot be handled by the existing models, a change in ING’s organisation,

financial or commercial strategy or findings and
issues by an auditor,

validator or based on monitoring; or (ii) external, such as innovation/new technology that becomes available (for example the Fintech

models), new or upcoming supervisory regulations or ongoing
technical developments.

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

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Model risk
ING Group Annual Report 2020 on Form 20-F 240

Periodic validation: During the life time of a model its ongoing validity must be safeguarded. This is done by periodical independent (re)validation that assesses whether the model is still valid for its intended use. There are
two types of validation: (1) periodic, such as annual, which is mandatory for regulatory models, or (2) ad hoc, for example triggered by changes in the model, the business or financial instruments etc. The actual frequency of periodic validation depends on the model risk, model type and applicable regulation.

A model that is / will no longer be used must be decommissioned. Decommissioning disables the model. It can,
for example, be triggered because (1) the product, organisation or risk the model is made for has changed
considerably or no longer exists, (2) the model is outdated, underperforming or better alternatives are available,
(3) the model became obsolete due to standardisation or (4) the external approver withdraws its approval for the
model.

Continuous model inventory and reporting : Keeping an inventory of all models and their status during their lifecycle is a continuous process. It supports management and control of the models in scope, both per individual
model and the overarching management of all ING’s

models. Periodic model risk reporting provides the relevant
internal and external stakeholders

with an overview of the models in use and the associated model risk given the defined model risk appetite.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Business risk
ING Group Annual Report 2020 on Form 20-F 241

Business risk
Introduction
Business risk for ING has been defined as the exposure to value loss due to fluctuations in volumes/margins, net fee and commission income as well as expenses. It is the risk inherent to strategy decisions,

internal efficiency
and the business environment.

Business risk capital is calculated via the variance-covariance methodology for these risks, covering the risk that volume/margins, net fee and commission income and operating expenses will
deviate from the expected expenses over the horizon

of the relevant activities.

Governance and risk management
ING applies an explicit risk appetite statement regarding

business risk, focusing on earnings stability and
diversification of the business mix. Avoiding putting all eggs in one basket reduces the risk that volumes and/or
margins will suddenly drop due to unexpected changes in the business environment for certain markets and
products. Furthermore, the underlying risk types (expense risk, volume-margin risk, and net fee and commission income risk) are mitigated and managed differently.

Expense risk is monitored and managed via the financial
performance of the bank and the local units, whereby the reported expense numbers are compared on a
quarterly basis with the projected cost/income ratio. Deviations from this ambition are monitored as part of the
financial projections that are discussed continuously within different parts of the organisation.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Selected statistical information on banking operations
ING Group Annual Report 2020 on Form 20-F 242

Selected Statistical

Information on Banking
Operations
Reference is made to Note 1 ‘ Accounting Policies’

of the Consolidated financial statements for information

on
Changes in accounting principles, estimates and presentation of the consolidated financial statements and
related notes.

The information in this section sets forth selected statistical information regarding the Group’s

operations.
Information for 2020, 2019 and 2018 is set forth under IFRS-IASB. Unless otherwise indicated, average balances,
when used, are calculated from monthly data and the distinction between domestic and foreign is based on the
location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer.
However,

the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.

Average balances and interest rates
The following tables show the Group’s

operations, average interest

-earning assets and average interest-bearing
liabilities, together with average rates,

for the periods indicated. The interest income, interest

expense and
average yield figures do not reflect interest

income and expense on derivatives and other interest income and expense not considered to be directly related to interest

-bearing assets and liabilities. These items are reflected
in the corresponding interest income, interest

expense and net interest income figures in the consolidated
financial statements. A reconciliation of the interest

income, interest expense and net interest

income figures to
the corresponding line items in the consolidated financial statements is provided hereunder.

ASSETS
Interest-earning assets
2020 2019 2018
Average
balance
Interest
income
Average
yield %
Average
balance
Interest
income
Average
yield %
Average
balance
Interest
income
Average
yield %
(EUR millions) (EUR millions) (EUR millions)
Time deposits with banks
domestic 3,495 39 1.1 4,516 49 1.1 3,418 41 1.2
foreign 4,788 57 1.2 4,433 121 2.7 4,199 201 4.8
Loans and advances
domestic 187,189 4,831 2.6 190,118 5,673 3.0 186,629 5,889 3.1
foreign 431,665 10,606 2.5 428,646 12,825 3.0 407,495 12,683 3.1
Securities purchased with
agreements to resell
domestic 5,242 3 0.1 3,722 52 1.4 789 4 0.5
foreign 55,682 573 1.0 63,337 1,939 3.1 74,788 1,670 2.2
Interest-earning securities
1
domestic 33,400 313 0.9 29,892 347 1.2 29,454 336 1.1
foreign 54,542 708 1.3 50,156 917 1.8 50,699 1,055 2.1
Other interest-earning assets
domestic 43,417 27 0.1 30,659 56 0.2 36,898 34 0.1
foreign 48,453 44 0.1 24,978 66 0.3 30,224 80 0.3
Total 867,875 17,201 2.0 830,456 22,047 2.7 824,594 21,994 2.7
Non-interest earning assets 48,761 54,459 59,345
Derivatives assets 29,423 25,322 27,432
Total assets 946,059 910,238 911,370
Percentage of assets
applicable to foreign
operations 69.7% 70.0% 70.2%
Interest income on
derivatives

4,546 5,499 5,556
Other 812 617 579
Total interest

income
22,559 28,163 28,129
1 Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Selected statistical information on banking operations
ING Group Annual Report 2020 on Form 20-F 243

LIABILITIES
Interest-bearing liabilities
2020 2019 2018
Average
balance
Interest
expense
Average
yield
Average
balance
Interest
expense
Average
yield
Average
balance
Interest
expense
Average
yield
(EUR millions) % (EUR millions) % (EUR millions) %
Time deposits from banks
domestic 35,079 10 0.0 17,673 28 0.2 17,805 22 0.1
foreign 18,888 123 0.7 14,270 200 1.4 15,262 210 1.4
Demand deposits
domestic 82,639 121 0.1 66,667 498 0.7 60,679 289 0.5
foreign 124,337 12 0.0 108,193 32 0.0 95,977 29 –
Time deposits
1
domestic 11,798 129 1.1 14,019 336 2.4 21,746 391 1.8
foreign 9,538 132 1.4 14,114 300 2.1 14,607 259 1.8
Savings deposits
domestic 95,455 77 0.1 93,911 114 0.1 92,203 121 0.1
foreign 267,713 627 0.2 266,470 1,301 0.5 261,398 1,257 0.5
Securities sold under
agreements to repurchase

domestic 0 36 33 92.8 450 6 1.3
foreign 46,225 317 0.7 52,158 1,429 2.7 86,191 1,344 1.6
Commercial paper
domestic 10,127 12 0.1 13,554 21 0.2 13,746 22 0.2
foreign 13,360 163 1.2 14,143 350 2.5 20,006 436 2.2
Short term debt
domestic 8,995 97 1.1 9,005 159 1.8 4,507 73 1.6
foreign 3,389 28 0.8 3,784 55 1.5 11,515 116 1.0
Long term debt
domestic 64,418 1,387 2.2 72,012 1,700 2.4 55,080 1,548 2.8
foreign 14,994 234 1.6 14,110 317 2.2 12,765 781 6.1
Subordinated liabilities
domestic 16,676 616 3.7 15,304 664 4.3 16,444 721 4.4
foreign –0 77 3 4.3 81 3 4.1
Other interest
‑
bearing
liabilities
domestic 2,960 31 1.1 1,472 113 7.6 3,777 94 2.5
foreign 8,173 44 0.5 9,101 121 1.3 10,040 119 1.2
Total 834,764 4,159 0.5 800,076 7,773 0.8 814,280 7,842 0.8
Non-interest bearing
liabilities 31,711 35,010 22,527
Derivatives liabilities 27,232 24,376 25,927
Total Liabilities 893,707 859,461 862,734
Group Capital 52,353 50,777 48,635
Total liabilities and capital 946,059 910,238 911,369
Percentage of liabilities
applicable to foreign
operations 62.3% 63.5% 65.2%
Other interest expense:
Interest expenses on
derivatives 4,227 5,925 6,212
other 622 654 114
Total interest

expense
9,007 14,353 14,169
Total net interest

result
13,552 13,811 13,960

1 These captions do not include deposits from banks.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Selected statistical information on banking operations
ING Group Annual Report 2020 on Form 20-F 244

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
statements.

2020 over 2019 2019 over 2018
Increase (decrease)
due to changes in
Increase (decrease)
due to changes in
Average
volume
Average
rate
Net
change
Average
volume
Average
rate
Net
change
(EUR millions) (EUR millions)
Interest-earning assets
Time deposits to banks
domestic –11 1 –10 13 –5 8
foreign 10 –74 –64 11 –91 –80
Loans and advances
domestic –78 –764 –842 122 –337 –216
foreign 96 –2,316 –2,220 682 –540 142
Securities purchased with agreements to
resell
Domestic 21 –69 –48 15 32 47
foreign –234 –1,132 –1,366 –256 525 269
Interest-earning securities
Domestic 41 –75 –35 5 7 12
foreign 80 –290 –210 –11 –127 –138
Other interest-earning assets
domestic 23 –52 –29 –6 28 22
foreign 62 –84 –22 –14 –1 –15
Interest income
domestic –4 –960 –964 149 –275 –126
foreign 14 –3,895 –3,882 412 –233 179
Total 9 –4,855 –4,846 561 –508 53
Other interest income –759 –18
Total interest

income
–5,604 35

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Selected statistical information on banking operations
ING Group Annual Report 2020 on Form 20-F 245

2020 over 2019 2019 over 2018
Increase (decrease)
due to changes in
Increase (decrease)
due to changes in
Average
volume
Average
rate
Net
change
Average
volume
Average
rate
Net
change
(EUR millions) (EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic 28 –46 –18 –0 7 7
foreign 65 –142 –77 –14 4 –9
Demand deposits

domestic 119 –496 –377 29 180 209
foreign 5 –24 –20 4 –1 3
Time deposits
domestic –53 –154 –207 –139 84 –55
foreign –97 –70 –167 –9 49 40
Savings deposits
domestic 2 –39 –37 2 –10 –8
foreign 6 –680 –674 25 18 44
Short term debt
domestic –0 –62 –62 73 13 86
foreign –6 –22 –27 –78 17 –61
Securities sold under agreements to
repurchase

domestic –41 8 –33 –6 33 27
foreign –162 –950 –1,113 –531 616 85
Commercial paper
domestic –5 –4 –10 –0 –1 –1
foreign –19 –168 –187 –128 41 –87
Long term debt
domestic –179 –134 –313 476 –323 152
foreign 20 –103 –83 82 –547 –464
Subordinated liabilities
domestic 59 –107 –47 –50 –8 –58
foreign –3 0 –3 –0 0 0
Other interest-bearing liabilities
domestic 114 –195 –81 –57 76 19
foreign –12 –64 –77 –11 13 2
Interest expense
domestic 44 –1,230 –1,186 328 50 378
foreign –205 –2,224 –2,428 –659 212 –447
Total –161 –3,454 –3,615 –331 262 –69
Other interest expense –1,731 253
Total interest

expense
–5,345 184
Net interest
domestic –48 270 222 –179 –325 –504
foreign 218 –1,672 –1,454 1,071 –445 626
Net interest 170 –1,402 –1,231 893 –770 122
Other net interest result

972 –271
Net interest result –259 –149

The following table shows the interest spread and net interest margin for the past two years.

2020 2019
Average rate
Average rate

% %
Interest spread
Domestic
1.1

1.2

Foreign
1.7

2.0

Total
1.5

1.7

Net interest margin
Domestic
1.0

1.0

Foreign
1.7

2.1

Total
1.5

1.7

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Selected statistical information on banking operations
ING Group Annual Report 2020 on Form 20-F 246

Investments in debt securities
The following tables

show the weighted average yield of ING’s

investments on debt securities measured at
amortised cost and fair value through other comprehensive income. The weighted average yield is calculated as
follows:

Nominal value * coupon rate * remaining maturity

Nominal value * remaining maturity

Weighted average

yield
2020
1 year or
less
Between
1 and 5
years
Between 5
and 10
years
Over 10
years
Fair value through other comprehensive income
Government bonds 1.90% 2.19% 0.98% 3.07%
Sub-sovereign, Supranationals and Agencies 2.61% 1.79% 1.03% 0.82%
Covered bonds 0.72% 0.44% 0.30%
Corporate bonds 2.03% 0.98% 0.13%
Financial institutions bonds 0.11% 1.21% 0.06%
ABS portfolio 0.13% 0.02%
(1) Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on tax-
equivalent basis.

Weighted average

yield
2020
1 year or
less
Between
1 and 5
years
Between 5
and 10
years
Over 10
years
Securities at amortised cost
Government bonds 3.37% 2.17% 1.29% 4.27%
Sub-sovereign, Supranationals and Agencies 2.08% 1.33% 0.53% 0.14%
Covered bonds 2.18% 0.67% 0.24%
Corporate bonds 0.26% 0.06% 0.08%
Financial institutions bonds 0.25% 0.94% 2.06%
ABS portfolio 0.16% 0.65%
(1) Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on tax-
equivalent basis.

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
31 December 2020.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Selected statistical information on banking operations
ING Group Annual Report 2020 on Form 20-F 247

2020
1 year
or less
1 year
to 5 years
5 years
through 15
years
After 15
years Total
By domestic offices:
Loans guaranteed by public authorities 1,758 2,229 19,998 307 24,292
Loans secured by mortgages 6,207 16,436 88,339 4,194 115,176
Loans guaranteed by credit institutions 7,091 568 87 7,747
Other private lending 1,256 902 861 3,019
Other corporate lending 21,828 12,206 3,366 194 37,594
Total domestic offices 38,140 32,341 112,652 4,695 187,827
By foreign offices:
Loans guaranteed by public authorities 4,205 6,145 5,828 1,032 17,210
Loans secured by mortgages 24,891 61,006 115,900 35,157 236,954
Loans guaranteed by credit institutions 16,604 3,236 2,981 14 22,836
Other private lending 6,931 12,346 5,042 456 24,776
Other corporate lending 52,432 65,760 16,625 711 135,527
Total foreign

offices
105,064 148,493 146,376 37,370 437,303
Total gross

loans and advances to banks and customers
143,204 180,834 259,028 42,065 625,130

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity
as of 31 December 2020.

Predetermined
interest rates
Floating or
adjustable interest
rates
(1)
Loans guaranteed by public authorities 26,314 9,225
Loans secured by mortgages 219,225 101,829
Loans guaranteed by credit institutions 3,318 3,547
Other private lending 15,968 3,640
Other corporate lending 20,285 78,577
Total 285,109 196,817

(1)

Loans that have an interest rate that remains fixed

for more than one year and which can then be changed are classified as “adjustable interest rates”.

Allowance for credit losses

The following table presents the movements in allocation of the provision for loan losses on loans accounted for
as loans and advances to banks and customers for 2020, 2019 and 2018 under IFRS-IASB.

Movements in allocation of the provision for loan losses on loans

2020 2019 2018
Balance on 1 January 4,645 4,568 4,521
Effect of changes in accounting policy 795
Change in the composition of the Group
Write-offs -1,200 -1,030 -1,044
Recoveries 39 55 53
Net write-offs -1,160 -975 -992
Additions and other adjustments (included in value Adjustments to receivables of the Banking
operations) 2,369 1,052 244
Balance on 31 December 5,854 4,645 4,568
Average loans and advances to banks and customers 645,134 644,139 616,140
Ratio of net charge
‑
offs to average loans and advances to banks

and customers
0.18% 0.15% 0.16%
Ratio of allowance for credit losses to total loans and advances to banks and customers
outstanding 0.94% 0.72% 0.73%

The Covid-19 pandemic has affected all of ING’s

businesses. These effects have included increased volatility, widening of credit spreads, and credit deterioration of loans to ING’s customers. The 2020 risk costs were
impacted by a combination of increased collective provisioning reflecting the worsened macro-economic
indicators and uncertainty,

higher Individual Stage 3 provisions, negative rating

migration and manual overlays to
address the risk on payment holidays and for the delay in potential credit losses as a result of the Government
support measures. Reference is made to Note 1 ‘Accounting

policies’ and ‘Additional information

– Risk
Management’ for detailed information on loan loss provisioning.

Deposits
Reference is made to ‘Additional

information – Average balances and interest

rates’ for detailed information

on
average amount of and the average

rate paid on deposit categories.

Contents

Part I

Part II

Part III

Additional

information

Financial Statements

>

Selected statistical information on banking operations
ING Group Annual Report 2020 on Form 20-F 248

For the years ended 31 December 2020, 2019 and 2018 the aggregate amount of deposits by foreign depositors
in domestic offices was EUR27,850 million EUR 27,649 million and EUR 27,586 million, respectively.

Uninsured deposits
For the years ended 31 December 2020 and 2019 the amount of uninsured deposits, which were not covered by
DGS, was EUR 171,802 million and EUR 164,793 million, respectively.

Deposit guarantee schemes (DGS) reimburse a limited amount to compensate depositors whose bank has failed.
A fundamental principle underlying DGS is that they are funded entirely by banks, and that no taxpayer funds are
used. Under EU rules, the Deposit Guarantee Scheme (DGS) guarantees deposits up to a maximum of EUR
100,000 per depositor in case of a bank failure.

On 31 December 2020, the amount of time deposits in excess of (local) deposit insurance regime and time deposits which are otherwise uninsured is as follows:

Time deposits in excess on
deposit insurance regime
Other uninsured

Time deposits
(EUR millions) (EUR millions)
3 months or less 2,352 11,754
6 months or less but over 3 months 523 2,401
12 months or less but over 6 months 406 914
Over 12 months 804 64,900
Total 4,085 79,969

For further detailed information on deposits reference

is made to Note 12 ‘Deposits from banks’ and Note 13 ‘
Customer deposits’ of the consolidated financial statements.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -249
Contents
Report of Independent Registered Public Accounting Firm F- 251

Consolidated financial statements
Consolidated statement of financial position
F-
253
Consolidated statement of profit or loss
F-
254
Consolidated statement of comprehensive

income
F-
255
Consolidated statement of changes in equity
F-
256
Consolidated statement of cash flows
F-
259

Notes to the consolidated financial statements
1
Basis of preparation and accounting policies
F-261

Notes to the consolidated statement of financial position
2
Cash and balances with central banks
F-
286
3
Loans and advances to banks
F-
286
4
Financial assets at fair value through profit or loss
F-
286
5
Financial assets at fair value through other comprehensive income
F-
288
6
Securities at amortised cost
F-
290
7
Loans and advances to customers
F-
290
8
Investments in associates and joint ventures
F-
291
9
Property and equipment
F-
293
10
Intangible assets
F-
295
11
Other assets
F-
297
12
Deposits from banks
F-
297
13
Customer deposits
F-
298
14
Financial liabilities at fair value through profit or loss
F-
298
15
Provisions
F-
299
16
Other liabilities
F-
300
17
Debt securities in issue
F-
300
18
Subordinated loans
F-
301
19
Equity
F-
302

Notes to the consolidated statement of profit or loss
20
Net interest income
F-
308
21
Net fee and commision income
F-
309
22
Valuation results and net trading income
F-
309
23
Investment income
F-
310
24
Result on disposal of group companies
F-
311
25
Net result on derecognition of financial assets measured at amortised cost
F-311
26
Other income
F-
311
27
Staff expenses
F-
311
28
Other operating expenses
F-
313
29
Earnings per ordinary share
F-
315
30
Dividend per ordinary share
F-
315

Notes to the consolidated statement of cashflows
31
Net cash flow from operating activities
F-
316
32
Changes in liabilities arising from financing activities
F-
316
33
Cash and cash equivalents
F-
316

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -250
Segment reporting
34
Segments
F-
317
35
Information on geographical areas
F-
324

Additional notes to the consolidated financial statements
36
Pension and other post-employment benefits
F-
326
37
Taxation
F-
329
38
Fair value of assets and liabilities
F-
332
39
Derivatives and hedge accounting
F-
344
40
Assets by contractual maturity
F-
352
41
Liabilities and off-balance sheet commitments by maturity
F-
354
42
Transfer

of financial assets, assets pledged and received as
collateral
F-357
43
Offsetting financial assets and liabilities
F-
358
44
Contingent liabilities and commitments
F-
363
45
Legal proceedings
F-
364
46
Consolidated companies and businesses acquired and
divested
F-
367
47
Principal subsidiaries
F-
367
48
Structured entities
F-
368
49
Related parties
F-
370
50
Subsequent events
F-
373
51
Capital management
F-
373

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -251
To

the Shareholders and the Supervisory Board
ING Groep N.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of ING Groep N.V. and subsidiaries
(‘the Company’) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and
the related notes   and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively: ‘the consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended
December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International
Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (‘PCAOB’), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013)

issued by the Committee of Sponsoring Organizations of
the Treadway Commission, and our report dated March 8, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Changes in Accounting Principle
The Company changed its method of accounting for leases and financial instruments due to the adoption of International
Financial Reporting Standard 16, ‘ Leases ’ in 2019, the early adoption of the amendments to IAS 39 ‘ Financial
Instruments: Recognition and Measurement ’ and IFRS 7 ‘ Financial Instruments: Disclosures ’ in relation to the Interest
Rate Benchmark Reform in 2019.
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
Critical Audit Matters
The Critical Audit Matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective, or complex judgements. The communication of Critical Audit Matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the Critical
Audit Matters below, providing separate opinions on the Critical Audit Matters or on the accounts or disclosures to which they relate.
Assessment of Expected Credit Losses on loans and advances to customers and banks
As discussed in the Credit Risk section of the annual report and in Note 3 and Note 7 to the consolidated financial statements, the loans and advances to customers and loans and advances to banks amounts are EUR 594 billion and
EUR 25 billion, respectively, as at December 31, 2020. Management considers the uncertainties of Covid-19 in the estimate of Expected Credit Losses (‘ECL’), specifically regarding macroeconomic forecasts and behaviour of borrowers subject to payment holidays and government stimulus plans. These loans and advances are measured at amortised cost, less ECL of EUR 5.8 billion.
We identified the assessment of ECL on loans and advances to customers and banks as a Critical Audit Matter.
Significant and complex auditor judgement and specialised skills and knowledge were required to evaluate the following elements of the overall estimate:
—   The judgements used to develop the probability of defaults (‘PD’), the loss given default (‘LGD’), and the exposure at default (‘EAD’), including model or manually determined expected future recovery cash flows.
—   Use of forward -
looking macroeconomic forecasts in the ECL, including GDP,

unemployment, and house pricing index.

—   Criteria for identifying significant increase in credit risk (‘SICR’).
—   Calculation of management overlays to the ECL due to the increased uncertainty in the forecast of future economic conditions and to calculate the default ratio of borrowers with payment holidays.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -252
The following are the primary procedures we performed to address this Critical Audit Matter:
—   We evaluated the design and tested the operating effectiveness of certain internal controls related to the ECL - process for loans and advances to customers and banks. This included controls related to the assumptions (including macroeconomic forecasts, PD, LGD and EAD), review of model outputs, governance and monitoring of the ECL, determination of credit risk ratings, the estimated future recovery cash flows of individual loan provisions and management overlays recorded to ECL.
—   We invol ved credit risk professionals with speciali s ed skills and knowledge who assisted in evaluating the assumptions to determine the PD, LGD, and EAD parameters in models used by the Company to determine the collective provisions, and assessing management overlays recorded to the ECL, including payment holiday and time lag overlays. This included reperforming back testing of certain models to evaluate current model performance. We considered the impact these overlays have on model calculations and results when reaching our conclusions.
—   We involved economic professionals with speciali s ed skills and knowledge who assisted in assessing the Company’s methodology to determine the macroeconomic forecasts used in the ECL. We tested the reasonableness of management’s forecasts against other external benchmarks and our own internal forecasts.
—   We involved corporate finance professionals with speciali s ed skills and knowledge who assisted in examining the methodologies, cash flows and collateral values used in expected future recovery cash flow assessments of individual loan provisions for impaired loans. We challenged management’s use of recovery scenarios and expected cash flows considering industry trends and comparable benchmarks, and recalculated recovery amounts.
—   We eval uated the identification of significant increase in credit risk in loans by challenging the scope of management ’ s criteria used in staging assessments, the thresholds applied within each criterion, and the ability of staging criteria to identify SICR prior to loans being credit impaired.

Assessment of goodwill impairment
As discussed in Note 10 to the consolidated financial statements, goodwill was EUR 533 million as at December 31,
2020. Management conducts an impairment test annually in accordance with IAS 36, and whenever events or changes in circumstances indicate that the carrying value of a Cash Generating Unit (‘CGU’) may exceed its recoverable amount. As a result of the negative developments in the macroeconomic outlook in the context of the Covid-19 pandemic, the recoverable amount of goodwill has declined. The recoverable amount is estimated as the higher of fair value less cost of disposal and value in use (‘VIU’) of each CGU based on management’s dividend discount model.
We identified the assessment of goodwill impairment as a Critical Audit Matter. There was a high degree of estimation uncertainty due to the sensitivity of assumptions used in the VIU-calculations and in identifying events or changes in circumstances that could be an indicator of impairment requiring complex auditor judgement. Specifically, forecasts, terminal growth rates, discount rates and capital ratios were challenging to test as minor changes to those assumptions had a significant effect on the Company’s assessment of the recoverable amount. We performed sensitivity analyses to determine the significant assumptions used, which required challenging auditor judgement. Additionally, the audit effort associated with this estimate required specialised skills and knowledge.
The following are the primary procedures we performed to address this Critical Audit Matter:
—   We identified   events or changes in circumstances and tested   management’s process for determining the recoverable
amount of each CGU.
—   We evaluated the reasonableness of the Company’s forecasts and cash   flows for the individual CGUs by challenging
the forecasts and comparing the assumptions to historical performance.

—   We involved valuation professionals with speciali s ed skills and knowledge who assisted in:
•

evaluating the mathematical accuracy of the model by recalculation of the discount rates and terminal value calculations included in the model and assessment of the consistency of applied formulas;
•

assessing the reasonableness of certain assumptions applied in the model including capital ratios (by comparing with analyst consensus data for comparable entities), terminal growth rates (by comparing per country the terminal growth rates applied to long term inflation) and discount rates (by independently deriving the risk fee rate for cost of equity per country based on observable market data).
/s/ KPMG Accountants N.V.
We have served as the Company’s auditor since 2016.
Amstelveen, The Netherlands
March 8, 2021

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -253
Consolidated statement

of financial position
As at 31 December
in EUR million
2020 2019 2020 2019
Assets Liabilities
Cash and balances with central banks

2
111,087 53,202
Deposits from banks

12
78,098 34,826
Loans and advances to banks

3
25,364 35,136
Customer deposits

13
609,517 574,355
Financial assets at fair value through profit or loss

4
Financial liabilities at fair value through profit or loss

14
– Trading assets
51,356 49,254
– Trading liabilities
32,709 28,042
– Non-trading derivatives
3,583 2,257
– Non-trading derivatives
1,629 2,215
– Designated as at fair value through profit or loss
4,126 3,076
– Designated as at fair value through profit or loss
48,444 47,684
– Mandatorily at fair value through profit or loss
44,305 41,600
Current tax liabilities
342 554
Financial assets at fair value through other comprehensive income

5
35,895 34,468
Deferred tax liabilities

37
343 322
Securities at amortised cost

6
50,587 46,108
Provisions

15
691 688
Loans and advances to customers

7
593,970 608,029
Other liabilities

16
11,609 12,829
Investments in associates and joint ventures

8
1,475 1,790
Debt securities in issue

17
82,065 118,528
Property and equipment

9
2,841 3,172
Subordinated loans

18
15,805 16,588
Intangible assets

10
1,394 1,916
Total liabilities
881,250 836,631
Current tax assets
419 251
Deferred tax assets

37
1,596 1,242
Equity

19
Other assets

11
5,893 7,018
Share capital and share premium
17,128 17,117
Other reserves
2,342 4,013
Retained earnings
32,149 29,866
Shareholders’ equity (parent)
51,619 50,996
Non-controlling interests
1,022 893
Total equity
52,640 51,889
Total assets
933,891 888,520
Total liabilities and equity
933,891 888,520

References relate

to the accompanying notes. These are an integral part of the Consolidated financial statements.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -254
Consolidated statement

of profit or loss

for the years ended 31 December
in EUR million 2020 2019 2018 2020 2019 2018
Continuing operations
Interest income using effective interest

rate method
20,715 25,056
25,249
Addition to loan loss provisions

7
2,675 1,120 656
Other interest income 1,843 3,107
2,880
Staff expenses

27
5,812 5,755 5,420
Total interest

income

22,559
28,163 28,129
Other operating expenses

28
5,341 4,598 5,262
Total expenses

13,828 11,472 11,338
Interest expense using effective

interest rate method
-7,402 -11,268
-11,171
Other interest expense -1,605 -3,084
-2,997
Result before tax from continuing

operations
3,399 5,653 6,986
Total interest

expense

-9,007 -14,353 -14,169
Taxation

37
1,070 1,652 2,116
Net interest income

20
13,552 13,811 13,960 Net result from continuing operations 2,329 4,001 4,869
Fee and commission income 4,514 4,439 4,240 Net result (before non-controlling interests) 2,329 4,001 4,869
Fee and commission expense -1,503 -1,571 -1,442 Net result attributable to Non-controlling interests 78 99 108
Net fee and commission income

21
3,011 2,868 2,798 Net result attributable to shareholders of the parent 2,250 3,903 4,761
Valuation results and net trading income

22
474 -159 1,227 in EUR
Earnings per ordinary share

29
Investment income

23
152 188 183 Basic earnings per ordinary share 0.58 1.00 1.22
Share of result from associates and joint ventures

8
66 82 146 Diluted earnings per ordinary share 0.58 1.00 1.22
Impairment of associates and joint ventures

8
-235 -34 -3
Result on disposal of group companies

24
-3 117 -123 Earnings per ordinary share from continuing operations

29
Net result on derecognition of financial assets measured at amortised cost

25
189 38 18 Basic earnings per ordinary share from continuing operations 0.58 1.00 1.22
Other income

26
20 214 118 Diluted earnings per ordinary share from continuing operations 0.58 1.00 1.22
Total income 17,227 17,125 18,324
Dividend per ordinary share

30
0.12 0.24 0.68

References relate

to the accompanying notes. These are an integral part of the Consolidated financial statements.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -255
Consolidated statement

of comprehensive income
for the years ended 31 December
in EUR million 2020 2019 2018
Net result (before non-controlling interests) 2,329 4,001 4,869
Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations property in own use -7 58 1
Remeasurement of the net defined benefit asset/liability

36
28 58 6
Net change in fair value of equity instruments at FVOCI -335 139 -461
Change in fair value of own credit risk of financial liabilities at FVPL -19 -116 199
Items that may subsequently be reclassified to the statement of profit or loss:
Net change in fair value of debt instruments at FVOCI 25 -42 -177
Realised gains/losses on debt instruments at FVOCI reclassified to the statement of profit or
loss
-34 -34 -56
Changes in cash flow hedge reserve 355 640 382
Exchange rate differences -1,620 -29 -396
Share of other comprehensive income of associates and joint ventures and other income
6 14
Total comprehensive

income
728 4,674 4,381
Comprehensive income attributable to:
Non-controlling interests 133 142 132
Equity holders of the parent 595 4,532 4,250
728 4,674 4,381

References relate

to the accompanying notes. These are an integral part of the Consolidated financial statements.

For the disclosure on the income tax effects on each component of the other comprehensive income reference is
made to Note 37 ‘Taxation’.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -256
Consolidated statement

of changes in equity
For the years ended 31 December
in EUR million
Share capital
and share
premium
Other
reserves
Retained
earnings
Shareholders'
equity (parent)
Non-
controlling
interests
Total
equity
Balance as at 31 December 2019 17,117 4,013 29,866 50,996 893 51,889
Net change in fair value of equity instruments at fair value through other comprehensive income
-399 62 -337 2 -335
Net change in fair value of debt instruments at fair value

through other comprehensive income
20 20 5 25
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss
-33 -33 -1 -34
Changes in cash flow hedge reserve 242 242 112 355
Realised and unrealised revaluations property in own use -33 26 -7 -0 -7
Remeasurement of the net defined benefit asset/liability

36
28 28 28
Exchange rate differences

and other
-1,557 -1,557 -63 -1,620
Share of other comprehensive income of associates and joint ventures and other income
-37 43 6 6
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss
-3 -16 -19 -19
Total amount recognised

directly in other comprehensive income net of tax
-1,770 114 -1,656 55 -1,601
Net result 94 2,156 2,250 78 2,329
Total comprehensive

income net of tax
-1,676 2,271 595 133 728
Dividends

30
-3 -3
Changes in treasury shares 5 5 5
Employee stock option and share plans 11 11 22 0 22
Changes in the composition of the group and other changes -1 -1
Balance as at 31 December 2020 17,128 2,342 32,149 51,619 1,022 52,640

References relate

to the accompanying notes. These are an integral part of the Consolidated financial
statements.
Changes in individual Reserve components are presented in Note 19 ‘Equity’.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -257
Consolidated statement

of changes in equity - continued
For the years ended 31 December
in EUR million
Share
capital and
share
premium
Other
reserves
Retained
earnings
Share-
holders'
equity
(parent)
Non-
controlling
interests
Total
equity
Balance as at 31 December 2018 17,088 3,621 28,339 49,049 803 49,851
Net change in fair value of equity instruments at fair value through other comprehensive income

-335 472 137 1 139
Net change in fair value of debt instruments at fair value

through other comprehensive income

-43 -43 1 -42
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss
-33 -33 -1 -34
Changes in cash flow hedge reserve 604 604 36 640
Realised and unrealised revaluations property in own use 49 9 58 -0 58
Remeasurement of the net defined benefit asset/liability

36
58 58 58
Exchange rate differences

and other
-36 -36 7 -29
Share of other comprehensive income of associates and joint ventures and other income
69 -69
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss
-123 6 -116 -116
Total amount recognised

directly in other comprehensive income net of tax
211 418 629 44 673
Net result 180 3,723 3,903 99 4,001
Total comprehensive

income net of tax
391 4,141 4,532 142 4,674
Dividends

30
-2,650 -2,650 -29 -2,679
Changes in treasury shares 1 1 1
Employee stock option and share plans 28 13 41 0 41
Changes in the composition of the group and other changes 23 23 -23 -0
Balance as at 31 December 2019 17,117 4,013 29,866 50,996 893 51,889

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -258
Consolidated statement

of changes in equity - continued
For the years ended 31 December
in EUR million
Share capital
and share
premium
Other
reserves
Retained
earnings
Shareholders'
equity (parent)
Non-controlling
interests
Total
equity
Balance as at 31 December 2017
17,045 4,362 27,022 48,429 715 49,144
Effect of change in accounting policy due to implementation

of IFRS 9
-604 -390 -993 -14 -1,008
Balance as at 1 January 2018
17,045 3,759 26,632 47,435 700 48,136
Net change in fair value of equity instruments at fair value through other comprehensive income

-518 56 -461 0 -461
Net change in fair value of debt instruments at fair value

through other comprehensive income

-177 -177 0 -177
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss
-54 -54 -2 -56
Changes in cash flow hedge reserve
342 342 41 382
Realised and unrealised revaluations property in own use
-2 3 1 -0 1
Remeasurement of the net defined benefit asset/liability

36
6 6 6
Exchange rate differences

and other
-380 -380 -16 -396
Share of other comprehensive income of associates and joint ventures and other income
283 -270 14 14
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss
199 199 199
Total amount recognised

directly in other comprehensive income net of tax
-301 -211 -512 24 -488
Net result
160 4,601 4,761 108 4,869
Total comprehensive

income net of tax
-141 4,391 4,250 132 4,381
Dividends

30
-2,607 -2,607 -61 -2,668
Changes in treasury shares
4 4 4
Employee stock option and share plans
44 19 63 0 63
Changes in the composition of the group and other changes

1
-96 -96 31 -65
Balance as at 31 December 2018
17,088 3,621 28,339 49,049 803 49,851

1 Includes an amount for the initial recognition of the redemption liability related to the acquisition of Payvision Holding B.V.

and
Makelaarsland B.V.

that reduces the Retained earnings of the Group.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -259
Consolidated statement

of cash flows
for the years ended 31 December
in EUR million
2020 2019 2018 2020 2019 2018
Cash flows from operating activities 31 Disposals and redemptions: – Associates and joint ventures 24 67 116
Result before tax 3,399 5,653 6,986 – Disposal of subsidiaries, net of cash disposed -3
Adjusted for: – Depreciation and amortisation 829 789 520
- Financial assets at fair value through other
comprehensive income
14,571 13,390 15,657
– Addition to loan loss provisions 2,675 1,120 656 - Securities at amortised cost 31,918 13,001 18,709
– Other non-cash items in Result before tax 1,671 1,213 -1,763 – Property and equipment 75 81 17
Taxation

paid
-1,734 -2,345 -1,602 – Loans sold 744 206
Changes in:
–

Net change in Loans and advances to/from banks, not
available/payable on demand
53,078 -3,911 -211 – Other investments 12 34
–

Net change in Trading assets and Trading

liabilities
2,566 -2,568 9,910
Net cash flow from/(used in) investing activities

-8,487 -2,495 5,451
–

Loans and advances to customers
2,876 -16,687 -31,356
–

Customer deposits
39,740 18,040 19,709 Cash flows from financing activities
–

Other
31 -3,856 11,752 4,067 Proceeds from debt securities 65,308 90,793 152,543
Net cash flow from/(used in) operating activities

101,243 13,055 6,915 Repayments of debt securities -99,212 -94,497 -131,170
Proceeds from issuance of subordinated loans 2,165 3,429 1,859
Cash flows from investing activities Repayments of subordinated loans -2,786 -933 -4,646
Investments and advances: - Acquisition of subsidiaries, net of cash acquired -17 -111 Repayments of principal portion of lease liabilities

1
-273 -271 n/a
- Associates and joint ventures -24 -507 -97 Purchase/sale of treasury shares 5 1 4
- Financial assets at fair value through other comprehensive income
-16,949 -16,270 -10,517 Dividends paid -3 -2,679 -2,607
- Securities at amortised cost -37,522 -12,268 -17,985 Other financing -1 2
– Property and equipment -287 -355 -286 Net cash flow from/(used in) financing activities -34,796 -4,154 15,983
– Other investments -300 -395 -258
Net cash flow 57,960 6,406 28,349
Cash and cash equivalents at beginning of year 33 54,031 47,529 18,977
Effect of exchange

rate changes on cash and cash equivalents
-425 95 204
Cash and cash equivalents at end of year 33 111,566 54,031 47,529

1 The amounts for

the period ended 31 December 2020 and 2019 have been prepared in accordance with IFRS 16. 2018 period amounts have not been restated.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

ING Group Annual Report 2020 on Form 20-F F -260
Consolidated statement

of cash flows - continued
As at 31 December 2020, Cash and cash equivalents includes cash and balances with central banks of EUR
111,087 million (2019: EUR 53,202 million; 2018: EUR 49,987 million). The increase in cash and balances with central banks was mainly driven by ING’s

participation of EUR 59.5 billion in the targeted longer-term refinancing
operations (TLTRO

III) in 2020, which was mainly placed on deposit with the ECB as at 31 December and by increased customer deposits. Reference is made to

Note 33 ‘Cash and cash equivalents’.

References relate

to the accompanying notes. These are an integral part of the Consolidated financial statements.

The table below presents the Interest and dividend received and paid.
2020 2019 2018
Interest received
23,352 28,957 28,722
Interest paid -9,672 -14,550 -14,948
13,680 14,407 13,774
Dividend received
1
144 219 183
Dividend paid
-3 -2,679 -2,607

1

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -261
Notes to the Consolidated financial statements
1

Basis of preparation and accounting policies

1.1 Reporting entity and authorisation of the Consolidated financial statements
ING Groep N.V.

is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam,
number 33231073. These Consolidated financial statements, as at and for the year ended 31 December 2020, comprise ING Groep N.V.

(the Parent company) and its subsidiaries, together referred to as ING Group. ING
Group is a global financial institution with a strong European base, offering a wide range of retail

and
wholesale banking services to customers in over 40 countries.

The ING Group Consolidated financial statements, as at and for the year ended 31 December 2020, were
authorised for issue in accordance with a resolution of the Executive Board on 8 March 2021.

1.2 Basis of preparation of the Consolidated financial statements

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

The ING Group Consolidated financial statements have

been prepared on a going concern basis and there are
no significant doubts about the ability of ING Group to continue as a going concern. In 2020 ING Group’s capital
and liquidity position remained strong despite the Covid-19 impact and ING Group has sufficient buffers to
withstand certain adverse scenarios without breaching currently applicable and likely future requirements.

The consolidated financial statements are presented

in euros and rounded to the nearest million, unless stated
otherwise. Amounts may not add up due to rounding.

1.2.1 Presentation of Risk management disclosures
To improve

transparency,

reduce duplication and present related information

in one place, certain disclosures
of the nature and extent of risks related to financial instruments required by IFRS 7 ‘Financial instruments:
Disclosures’ are included in the ‘Risk management’ section of the Annual Report.

These disclosures are an integral part of ING Group Consolidated financial statements and are indicated in the
‘Risk management’ section by the symbol (*). Chapters, paragraphs, graphs or tables within the risk management section that are indicated with this symbol in the respective headings or table header are
considered to be an integral part of the consolidated financial statements.

1.2.2 Reconciliation between IFRS-EU and IFRS-IASB
The published 2020 Annual Accounts of ING Group are prepared in accordance with IFRS-EU. IFRS

-EU refers to
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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -262
This information is prepared by reversing

the hedge accounting impacts that are applied under the EU ‘carve-
out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the
possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where

those alternative hedge strategies could have

qualified for IFRS-IASB
compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net
result amounts compared to those indicated in this Annual Report on Form 20-F.

A reconciliation between IFRS-EU and IFRS-IASB is included below.
Both IFRS-EU and IFRS-IASB differ in several areas

from accounting principles generally accepted in the United
States of America (US GAAP).

Reconciliation net result under IFRS-EU and IFRS-IASB
Net result
2020 2019 2018
In accordance with IFRS-EU (attributable to the shareholders of the parent)
2,485 4,781 4,703
Adjustment of the EU IAS 39 carve-out
-410 -1,181 148
Tax effect

of the adjustment
1)
176 303 -90
Effect of adjustment after tax
-234 -878 58
In accordance with IFRS-IASB (attributable to the shareholders of the parent)
2,250 3,903 4,761
Non-controlling interests
78 99 108
In accordance with IFRS-IASB Total

net result
2,329 4,001 4,869
1)

includes the effect of changes in tax rate.

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
Total Equity
2020 2019 2018
In accordance with IFRS-EU (attributable to the shareholders of the parent) 54,637 53,769 50,932
Adjustment of the EU IAS 39 carve-out -4,081 -3,658 -2,460
Tax effect

of the adjustment
1,063 885 577
Effect of adjustment after tax -3,018 -2,773 -1,883
Shareholders’ equity 51,619 50,996 49,049
Non-controlling interests 1,022 893 803
In accordance with IFRS-IASB Total

Equity
52,640 51,889 49,851

1.3 Impact of Covid-19
After the outbreak of the Covid-19 pandemic, various governments issued programs offering guarantee
schemes for borrowers impacted by Covid-19. As at 31 December 2020 ING Group provided approximately EUR
1.5 billion of loans under these programs.

In Wholesale Banking the main schemes are being offered in the Netherlands (Corporate Finance Guarantee
Scheme (“GO-C”)), in France (state-guarantee scheme Bpifrance) and Germany

(guaranteed by KWF).

In Retail Banking these facilities include in the Netherlands the SME Credit Guarantee Scheme (“BMKB-C”) and
the small credit facility (“Klein Krediet Corona” or KKC)

for self-employed individuals. Similar facilities are
offered by ING Group in other countries, mainly in Belgium and Poland. ING Belgium provided in 2020 loans
under the state guarantee scheme GS1 which establishes risk sharing between banks and the government. It
applies to new loans to non-financial companies, SME and self-employed persons under certain conditions. ING
Bank Poland signed an agreement with BGK (Polish State Development

Bank) to support clients with individual
guarantee schemes, provided by BGK as a collateral

(equivalent to a state guarantee).

Loans that have been originated under the above programs have been recognized on the consolidated
statement of financial position of ING Group. Depending on the scheme, the guarantees received are either
integral or non-integral to the origination of these loans. Following this, the guarantees are either reflected in
the expected credit losses (ECL) associated with these loans or as separate reimbursement asset, respectively.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -263
In either case, such guarantees have a similar impact on the statement of profit or loss and both reduce the
amount presented as ‘addition to loan loss provisions’.

In November 2020 ING Group announced an initiative with European Investment

Bank to lend nearly EUR 800
million on favorable terms to Dutch small and medium-sized

enterprises that are affected by

the economic
impact of Covid-19. Loans originated under this program will be recognized on the statement of financial
position of ING Group as from 2021.

Governments in almost all countries where ING Retail bank is active have adopted measures providing for
payment holidays to private individuals and small business loans. As of the end of December,

approximately
196 thousand customers were granted

payment holidays in the context

of the Covid-19 pandemic. The total
exposure of loans for which a payment holiday is granted

amounts to EUR 19.4 billion as at 31 December 2020.

The modification of contractual terms of loans subject to payment holiday arrangements does not
automatically result in derecognition of the financial assets. Where applicable, the carrying amount of the financial asset has been recalculated as the present value of the renegotiated or modified contractual cash
flows, discounted at the original effective interest

rate and a gain or loss was recognized. This did not have

a
material impact on the profit or loss statement of ING Group.

The various measures by governments and ING Group to alleviate the impact of Covid-19 also impacts the classification of assets as forborne. Based on European Banking Authority (EBA) Guidelines, assets that were subject to Covid-19 payment holidays granted

before 30 September 2020 were not classified as forborne. As a result, these payment holidays did not automatically trigger recognition of lifetime Expected Credit Loss (ECL).
Payment holidays granted

that were outside the scope of these Guidelines or granted after 30 September 2020 did trigger the recognition of lifetime ECL. Reference is made to the ‘Credit risk’ paragraph of the ‘Risk
management’

section.

As a result of the economic effects of Covid-19 estimation uncertainty and level of management judgement
increased in 2020 in the areas of impairment assessment of loan loss provisions (including the need for management adjustments), non-financial assets and associated companies, and the determination of the fair
values of financial assets and liabilities. Reference is made to paragraph

1.5 ‘Significant judgements and critical
accounting estimates and assumptions’ for further explanation.

Over the course of 2020 the European Central Bank (ECB) decided on a number of modifications to the terms
and conditions of its Targeted

Longer-term Refinancing Operations

(TLTRO III) in order to

support further the
provision of credit to households and firms in the face of the current economic disruption and heightened uncertainty caused by the Covid-19 pandemic. ING

Group has borrowed EUR 59.5 billion under the TLTRO

III
program during 2020. Reference is made to paragraph

1.6 ‘Other Developments’.

1.4 Changes to accounting policies and presentation
ING Group has consistently applied its accounting policies to all periods presented in these Consolidated financial statements, except for

changes due to the introduction of IFRS 16 ‘Leases’ in 2019. Comparatives were not restated when applying IFRS 16.

Furthermore,

ING Group has already early adopted in 2019 the Interest Rate

Benchmark Reform (Phase 1)
amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial
Instruments: Disclosures’.

These amendments have been adopted retrospectively to hedging relationships that
existed at the start of 2019 or were designated

thereafter.

The amendments provide temporary relief from
applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform. The
amendments require certain additional disclosures and have no further impact. Refer ence is made to
paragraph 1.7.4 ‘Derivatives and hedge accounting’ of this note and to note 39 ‘Derivatives and hedge
accounting’ for more information on the adoption of these amendments.

In 2020 ING Group presented separately on the face

of the Statement of Profit or Loss the following two lines
(including comparatives): ‘Impairment of associates and joint ventures’

and ‘Net result on derecognition of
financial assets measured at amortised cost’.

These lines were not presented separately in prior years

given the
size of the amounts, but were included in ‘Share of result from associates and joint ventures’

and ‘Other
income’ respectively.

1.4.1 Changes in IFRS effective in 2020
The changes in IFRS that became effective in 2020 did not have a significant impact on ING Group’s accounting
policies, ING Group’s results or financial position:
●

Amendments to IFRS 3 ‘Business Combinations’: Definition of a Business (issued in October 2018);
●

Amendments to IAS 1 and IAS 8: ‘Definition of Material’ (issued in October 2018); and
●

Amendments to References to the Conceptual Framework

in IFRS Standards (issued in March 2018).

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -264
ING Group has not early adopted any other standard, interpretation or amendment in 2020 which has been
issued, but is not yet effective.

1.4.2 Upcoming changes in IFRS after 2020
The following published amendments are not mandatory for 2020 and have not been early adopted by ING
Group. ING Group is still currently assessing the detailed impact of these amendments. However,

the
implementation of these amendments is expected to have no significant impact on ING Group’s Consolidated
financial statements, apart from IBOR Phase 2 amendments, the impact of which is explained below.

The list of upcoming changes to IFRS, which are applicable for ING Group:

Effective in 2021:
In May 2020 the IASB issued amendments to IFRS 16 ‘Leases’: ‘Covid-19-Related Rent Concessions’ to

provide
lessees with an exemption from assessing whether a Covid-19-related rent concession is a lease modification.
The amendments are effective for annual reporting periods beginning on or after

1 June 2020, with early
application permitted. Once they become effective

for ING Group in 2021, the amendments will not have
material impact on ING Group’s accounting

policies, ING Group’s results or financial position. In 2020 ING
Group did not receive rent concessions as a lessee. This is why the amendments were not relevant and, hence,
not early adopted by ING Group in 2020.

In August 2020, the IASB issued amendments to IFRS 9 ‘Financial Instruments’,

IAS 39 ‘Financial Instruments:
Recognition and Measurement’,

IFRS 16 ‘Leases’,

IFRS 4 ‘Insurance Contracts’ and IFRS 7 ‘Financial Instruments:
Disclosures’: ‘IBOR Reform and its Effects

on Financial Reporting – Phase 2’.

Phase 2 amendments relate mainly
to accounting for changes in the basis for determining the contractual cash flows of financial assets and
liabilities due to the IBOR reform and impact on hedge accounting when an existing benchmark rate is
reformed or replaced with an alternative risk free rate.

Specifically, for

ING Group, the main elements of the
Phase 2 amendments are that the effective interest

rate on debt financial instruments will be adjusted, and
hedge accounting will continue on transition to risk free rates,

but only to the extent that the modifications
made to financial instruments are those necessary to implement IBOR Reform and that the new basis for calculating cash flows is ‘economically equivalent’ to the previous basis. When ING Group applies these
amendments, ING Group would avoid recognising modification gains and losses on debt instruments that
would otherwise be required in the absence of Phase 2 amendments. In addition, when ING Group applies
Phase 2 amendments, ING Group will avoid hedge accounting discontinuations when modifying both hedged items and hedging instruments as a consequence of IBOR reform that would otherwise be required in the absence of Phase 2 amendments. When ING Group applies Phase 2 amendments, certain additional disclosures will need to be provided.

The Phase 2 amendments are effective for annual reporting periods beginning on or after

1 January 2021, with
early application permitted.

ING Group did not early adopt Phase 2 amendments in 2020 as Phase 2 reliefs were largely not yet relevant for
ING Group.

During 2021, ING Group commenced the process of amending contracts which reference

LIBORs
that are at risk, with a focus on those being decommissioned by 31 December 2021 with alternative benchmark rates. This is the period when Phase 2 amendments will become relevant (and mandatorily effective)

for ING
Group.

Effective in 2022:
●

Amendments to IFRS 3 ‘Business Combinations’: Reference

to the Conceptual Framework (issued in May
2020).
●

Amendments to IAS 16 ‘Property,

Plant and Equipment’: Proceeds before Intended Use (issued in May
2020).
●

Amendments to IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’:

Onerous Contracts —
Cost of Fulfilling a Contract (issued in May 2020).
●

Annual improvements to IFRS Standards 2018-2020 Cycle: Amendments to

IFRS 1 ‘First-time Adoption of
International Financial Reporting Standard’,

amendments to IFRS 9 ‘Financial Instruments’ and amendments
to IFRS 16 ‘Leases’ (issued in May 2020).

Although ING Group is currently assessing the detailed impact of the above amendments, it is expected that they will not have a significant impact on ING Group’s

accounting policies, ING Group’s results

or financial
position.

Effective in 2023:
●

Amendments to IAS 1 ‘Presentation of Financial Statements’: Classification

of Liabilities as Current or Non-
current (issued in January 2020).

●

Amendments to IAS 1 ‘Presentation of Financial Statements’:

Disclosure of Accounting Policies (issued in
February 2021).

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -265
●

Amendments to IAS 8 ‘Accounting

Policies, Changes in Accounting Estimates and Errors’: Definition

of
Accounting Estimates (issued in February 2021).

Although ING Group is currently assessing the detailed impact of the above amendments, it is expected that they will not have a significant impact on ING Group’s

accounting policies, ING Group’s results

or financial
position.

The IASB has also issued IFRS 17 ‘Insurance Contracts’.

The original effective date of IFRS 17 was 1 January
2021, but in June 2020 the IASB has published an Amendment confirming 1 January 2023 as the new effective date. ING Group is currently assessing the detailed impact of IFRS 17.

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
periods. These areas are:

◾

Loan loss provisions (financial assets);
◾

The determination of the fair values of financial assets and liabilities;

◾

Impairment assessment of non-financial assets;

◾

Impairment assessment of an investment in associate;

◾

Provisions; and
◾

Accounting for Targeted

Longer-Term

Refinancing Operations (TLTRO

).

In light of Covid-19 the estimation uncertainty and level of management judgement to determine the loan loss
provisions and the fair values of financial assets and liabilities further increased in 2020.

The negative effects of Covid-19 gave

rise to new significant judgements and critical accounting estimates and assumptions in 2020: ‘Impairment assessment of non-financial assets’ where estimates and judgements became more sensitive; and ‘Impairment assessment of an investment in associate’

where impairment
indicators arose for the first

time. In addition, ING Group’s participation in 2020 in a new series of Targeted
Longer-Term

Refinancing Operations (TLTRO

III) also led to a new area of significant judgements. Recognition and measurement of provisions remained an area of significant judgement and estimation uncertainty in 2020
consistent with prior years.
For further discussion of the significant judgements and critical accounting estimates and assumptions in these areas, reference is made to the relevant

parts in paragraph 1.7 ‘Financial instruments’

(specifically 1.7.3 for
‘Fair values of financial assets and liabilities’ and 1.7.8 ‘Impairment of financial assets’), 1.11 ‘Investments in associates and joint ventures’,

1.13 ‘Acquisitions, goodwill and other intangible assets’,

1.17 ‘Provisions,
contingent liabilities and contingent assets’ of this note, section 1.6 ‘Other developments’,

‘Accounting

for
Targeted

Longer-Term

Refinancing Operations (TLTRO)’

and the applicable notes to the Consolidated financial
statements.

1.6 Other developments
Definition of Default
ING Group has historically aligned the Definition of Default for regulatory purposes with the definition of
‘credit-impaired’ financial assets under IFRS 9 (Stage

3). To comply with new regulatory

technical standards
(RTS) and EBA guidelines ING Group updated its Definition of Default in 1Q 2020. Consequently,

ING Group
updated this definition also for IFRS 9 purposes. From an accounting perspective,

this represents a change in
accounting estimate that is applied prospectively.

This change had no material impact on ING Group’s
expectation for credit losses, but impacted the classification of assets mainly between Stage

2 and Stage 3
resulting in an increase in Stage 3 assets (and mostly a decrease of Stage 2 assets) of approximately

EUR 1
billion at the time of updating the definition.

Accounting for Targeted

Longer-Term

Refinancing Operations (TLTRO)
In 2020 ING Group participated in a new series of Targeted

Longer-Term

Refinancing Operations (TLTRO

III) and
repaid outstanding amounts under TLTRO

II, reference is made to Note 12 ‘Deposits from banks’.

ING Group considers TLTRO

funding provided by the ECB to banks to be on market terms on the basis that the
ECB has established a separate market

with TLTRO programmes.

They have specific terms which are different
from other sources of funding available to banks, including those provided by the ECB. Consequently,

the rate
under TLTRO is considered to

be a market conforming rate

and TLTRO funding is recognized

fully as a financial
liability.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -266

ING Group interprets the whole rate set by the

ECB under TLTRO as a floating rate

on the financial liability,
being the market rate for each specific period in time. This results in discrete rates for discrete interest

periods
over the life of TLTRO.

The change in the applicable rate between interest

periods is seen as a change in the
floating rate and is accounted for prospectively.

Similarly, if the ECB announces changes in the rate

for the
amounts already drawn under the existing TLTRO,

then such changes also represent a change in a floating rate.
Following this, such changes lead to the recognition of an increased interest in the relevant period of life of the
exposure, rather than by the recognition of an immediate modification gain or loss at the moment of the
change of terms by the ECB.

Furthermore, the change in the TLTRO

rate driven by changes in expectations of meeting the targets is also
seen as a change in the floating rate. However,

in this case, the effective interest rate

is updated not only
prospectively,

but also partially retrospectively.

As a result, the effect of the revised effective

interest rate for
the period that already passed until the moment when the change in expectations occurs, is recognised as a catch up adjustment in Profit or Loss. This change occurs only when ING Group has a reasonable expectation that the lending targets will be met.

ING Group views ‘reasonable expectation’ in case of TLTRO

funding as a high hurdle. This is the moment when
it becomes highly probable, i.e. the probability of meeting the lending targets is substantially greater than the
probability that it will not. As a result, if interest income is recognised during the period based on the expectation of meeting the targets, there should only be a limited possibility that the interest may need to be
reversed in future periods.

Reference is made to note 12 ‘Deposits from banks’ and to note

20 ‘Net interest income’ for the presentation
of ING Group’s participation in TLTRO

programmes.

Significant judgements and critical accounting estimates and assumptions:
Significant management judgement is exercised

in determining the accounting treatment of TLTRO
transactions. In particular,

ING Group applied judgement in:
●

assessing and concluding that in ING Group’s view the rate

under TLTRO is considered to

be a market
conforming rate and, hence, accounting for

TLTRO in accordance

with IFRS 9;

●

selecting accounting policies regarding the calculation of the effective interest rate under TLTRO,

including
treatment of changes in expectations of meeting the lending targets;
●

defining the moment when ING has a reasonable expectation of meeting the targets;

●

estimating future expected lending growth, which includes estimations around client behaviour.

Changes
in these estimations may lead to changes in the amount of interest recognized on TLTRO transactions.

ING Group continuously monitors the actual and forecasted

development of eligible loans under TLTRO
programmes to assess the appropriate interest

recognition in the statement of profit or loss and to minimise the risk of potential interest reversals due to

the use of outdated or incorrect assumptions.

1.7 Financial instruments
1.7.1 Recognition and derecognition of financial instruments
Recognition of financial assets
Financial assets are recognised in the balance sheet when ING Group becomes a party to the contractual provisions of the instrument. For a regular way purchase or sale of a financial asset, trade date and settlement
date accounting is applied depending on the classification of the financial asset.
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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -267
1.7.2 Classification and measurement of financial instruments
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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -268
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
banking activities.

There is no subsequent recycling of fair value gains and losses to profit or loss following the derecognition of
investments if elected to be classified and measured as FVOCI. However,

the cumulative gain or loss is
transferred within equity to retained

earnings on derecognition of such equity instruments. Dividends from such investments continue to be recognised in profit

or loss as Investment income when ING Group’s

right to
receive payments is established. Impairment requirements

are not applicable to equity investments classified
and measured as FVOCI.

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

A financial guarantee contract is a contract

that requires ING Group to make specified payments

to reimburse
the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with
the original or modified terms of a debt instrument. Such a contract is initially recognised at fair value and is
subsequently measured at the higher of (a) the amount determined in accordance with impairment provisions of IFRS 9 ‘Financial instruments’ (see section “Impairment of financial assets”) and (b) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with the revenue
recognition principle of IFRS 15 ‘Revenue from contracts

with customers’.

1.7.3 Fair values of financial assets and liabilities
All financial assets and liabilities are recognised initially at fair value. The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received).
However,

if there is a difference between the transaction price and the fair value of financial instruments
whose fair value is based on a valuation technique that uses significant unobservable inputs, the entire day one
difference (a ‘Day One profit or loss’) is deferred

and recognised in the statement of profit or loss over the life

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -269
of the transaction until the transaction matures or until the observability changes. In all other cases, ING Group recognises the difference as a gain or loss at inception.

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

(volatilities, correlations and credit ratings), and customer behaviour are
taken into account. ING Group maximises the use of market

observable inputs and minimises the use of
unobservable inputs in determining the fair value. It can be subjective dependent on the significance of the unobservable input to the overall valuation. All valuation techniques used are subject to internal review and
approval. Most data used in these valuation techniques

are validated on a daily basis when possible.

When a group of financial assets and liabilities are managed on the basis of their net risk exposures, the fair value of a group of financial assets and liabilities are measured on a net portfolio level.

To include credit

risk in fair value, ING Group applies both Credit and Debit Valuation

Adjustments (CVA, DVA,
also known as Bilateral Valuation

Adjustments or BVA). Own issued debt and structured notes that are
designated at FVPL are adjusted for ING Group’s

own credit risk by means of a DVA. Additionally,

derivatives
valued at fair value are adjusted for

credit risk by a BVA. The BVA

is of a bilateral nature as both the credit risk
on the counterparty (CVA) as well as the credit risk on ING Group (DVA)

are included in the adjustment. All
input data that is used in the determination of the BVA is based on market implied data. Additionally, wrong-
way risk (when exposure to a counterparty is increasing

and the credit quality of that counterparty
deteriorates) and right-way

risk (when exposure to a counterparty is increasing and the credit quality of that counterparty improves) are taken

into account in the measurement of the valuation adjustment.

To include the funding risk, ING Group applies an additional ‘Funding Valuation

Adjustment’ (FVA) to the
uncollateralised derivatives based on the market

price of funding liquidity.

ING Group also applies to certain positions other valuation adjustments to arrive at the fair value: Bid-Offer
adjustments, Model Risk Adjustments and Collateral Valuation

Adjustments (CollVA).

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

The Covid-19 pandemic impacted the global financial markets in 2020. In the beginning of 2020, ING Group observed large volatility in the market resulting in widened spreads,

markets distortion and illiquidity in some
specific markets which has stressed ING Group’s

valuation processes and movements in level classifications.
The volatility in the market has stabilised in the course

of 2020 and has largely returned to pre-pandemic
levels. Financial Assets and Liabilities, including Level 3, continued to be valued using agreed methodologies and ING Group continued to limit the unobservable input to arrive at the most appropriate

Fair Market value.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -270
Reference is made to note 38 ‘Fair

value of assets and liabilities’ and to the ‘Market risk’ paragraph in the ‘Risk management’ section of the Annual Report for the basis of the determination of the fair value of financial instruments and related sensitivities.

1.7.4 Derivatives and hedge accounting
Derivatives are initially recognised at fair value

on the date on which a derivative contract is entered

into and
are subsequently measured at fair value. Fair

values are obtained from quoted market

prices in active markets,
including market transactions and valuation techniques (such as discounted cash flow models and option
pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as
liabilities when their fair value is negative. Fair value

movements on derivatives are presented in profit

or loss
in Valuation

result and net trading income, except for

derivatives in either a formal hedge relationship and so-
called economic hedges that are not in a formal hedge accounting relationship where a component is
presented separately in interest

result in line with ING Group’s risk management strategy.

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

If an embedded derivative is separated, the host contract

is accounted for as a similar free-standing contract.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated
as a hedging instrument, and if so, the nature of the item being hedged. ING Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge),
hedges of highly probable future cash flows attributable to a recognised asset or liability or a forecast
transaction (cash flow hedge), or hedges of a net investment in a foreign operation. Hedge accounting is used
for derivatives designated in this way

provided certain criteria are met.

At the inception of the transaction ING Group documents the relationship between hedging instruments

and
hedged items, its risk management objective, together with the methods selected to assess hedge effectiveness. ING Group also documents its assessment, both at hedge inception and on an ongoing basis, of
whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair
values or cash flows of the hedged items.

ING Group applies also macro cash flow hedge accounting to hedge the variability in future cash flows of non-
trading assets and liabilities due to the interest rate

risk and foreign currency exchange rate

risk. The
designated hedged items are floating rated assets or liabilities, such as floating rate mortgages and corporate
loans. The effective portion of changes in the fair value of the derivatives are recognised in the Other
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
the statement of profit or loss.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -271
Net investment hedges
Hedges of net investments in foreign operations

are accounted for in a similar way to cash flow hedges. Any
gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the Other
Comprehensive Income and the gain or loss relating to the ineffective portion is recognised immediately in the
statement of profit or loss. Gains and losses accumulated in the Other Comprehensive Income are included in
the statement of profit or loss when the foreign operation

is disposed.

IBOR Transition - specific policies

applicable from 1 January 2019 for hedges directly affected
by IBOR reform
As further explained in the ‘IBOR Transition’ paragraph

of the ‘Risk management’

section,

the financial markets
are going through a significant reform of interbank

offered rates (IBOR) and financial institutions are

obligated
to implement a replacement of major interest rate

reference rates. This process is

at different stages, and

is
progressing at different speeds, across

several major currencies.

Given that IBOR reform may have various

accounting implications, the International Accounting Standards
Board (IASB) has undertaken a two phase project. Phase 1 addresses those issues that affect financial reporting
before the replacement of an existing benchmark (Phase 1 amendments to

IFRS were issued by the IASB in
2019). Phase 2 focuses on issues that may affect financial reporting when the existing benchmark rate is
reformed or replaced Phase 2 amendments to IFRS were issued by the IASB in 2020.

In 2019, ING Group early adopted the Phase 1 amendments to IFRS which allowed ING Group to apply a set of temporary exceptions to continue hedge

accounting even when there is uncertainty about contractual cash flows arising from the reform. Under these temporary exceptions,

interbank offered rates

are assumed to
continue unaltered for the purposes of hedge accounting until such time as the uncertainty is resolved.

More specifically, the following

temporary reliefs are part of the Phase 1 amendments:
◾

Highly probable requirement for cash flow hedges
When determining whether a forecast transaction is highly probable, it is assumed that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the reform.
◾

Prospective assessment of hedge effectiveness
When performing the prospective assessment it is assumed that the interest rate benchmark on which
the hedged cash flows are based is not altered as a result of the reform.
◾

Retrospective assessment of hedge effectiveness
When performing the retrospective assessment hedges are allowed to pass the assessment even if
actual results are outside the 80-125% range, during the period of uncertainty arising from the IBOR reform.
◾

Designation of a component of an item as a hedged item
For hedges of the benchmark component of interest rate

risk affected by the reform, the separately
identifiable requirement only needs to be demonstrated

at the inception of such hedging relationships
(including macro hedges).

The amendments are relevant given that ING Group hedges and applies hedge accounting to benchmark
interest rate exposure

part of IBOR reform. Hedging instruments and most of hedged items continue to be
indexed by the IBOR benchmark rates. Therefore,

there is still uncertainty in 2020 over the timing and the
amount of the replacement rate cash flows and, thus, temporary exceptions under Phase 1 continued to be
relevant for ING Group in 2020. ING Group will cease to apply the amendments when this uncertainty is no longer present or when the hedging relationship is discontinued. Refer to Note 39 ‘Derivatives and hedge
accounting’ for the disclosures relating to the application of the amendments as part of Phase 1.

In 2020 ING Group did not early adopt Phase 2 amendments. Reference is made to paragraph

1.4.2 ‘Upcoming
changes in IFRS after 2020’ of this note.

Non-trading derivatives that do not qualify for hedge

accounting
Derivative instruments that are used by ING Group as part of its risk management strategies,

but which do not
qualify for hedge accounting under ING Group’s

accounting policies, are presented as non-trading derivatives.
Non-trading derivatives are measured at fair

value with changes in the fair value taken to

the statement of
profit or loss.

1.7.5 Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset, and the net amount reported, in the statement of financial
position when ING Group has a current legally enforceable right to set off the recognised amounts and intends
to either settle on a net basis or to realise the asset and settle the liability simultaneously.

Offsetting is applied
to certain interest rate

swaps for which the services of a central clearing house are used.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -272
1.7.6 Repurchase transactions and reverse

repurchase transactions
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

1.7.7 Credit risk management classification and maximum credit risk exposure
Credit risk management disclosures are provided in the ‘Credit risk’ paragraph

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

1. 7 . 8   Impairment of financial assets
An Expected Credit Loss (ECL) model is applied to financial assets accounted for at AC or FVOCI such as loans, debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, certain financial guarantees, and undrawn committed

revolving credit facilities. Under the ECL model ING
Group calculates the expected credit losses (ECL) by considering on a discounted basis the cash shortfall it
would incur in case of a default and multiplying the shortfall by the probability of a default occurring. The ECL is the sum of the probability-weighted outcomes. The ECL estimates are unbiased and include reasonable and
supportable information about past events, current

conditions, and forecasts of future economic conditions.
ING Group’s approach leverages

the Advanced Internal Ratings Based (AIRB) models that are used for regulatory purposes. Adjustments are applied to make these models suitable for determining ECL. ECL is
recognised on the balance sheet as loan loss provisions (LLP).

Three stage approach
Financial assets are classified in one of the below three Stages at each reporting date. A financial asset can move between Stages during its lifetime. The Stages are

based on changes in credit quality since initial
recognition and defined as follows:
◾

Stage 1
Financial assets that have not had a significant increase in credit risk since initial recognition (i.e. no
Stage 2 or 3 triggers apply). Assets are classified as Stage 1 upon initial recognition (with the exception of purchased or originated credit impaired (POCI) assets) and ECL is determined by the probability that a default occurs in the next 12 months (12 months ECL);
◾

Stage 2
Financial assets showing a significant increase in credit risk since initial recognition. For assets in Stage
2 ECL reflects an estimate on the credit losses over the remaining maturity of the asset (lifetime

ECL);
or
◾

Stage 3
Financial assets that are credit-impaired. Also for these

assets ECL is determined over the remaining
maturity of the asset.
Significant increase in credit risk
ING Group established a framework, incorporating

quantitative and qualitative indicators,

to identify and
assess significant increases in credit risk (SICR). This is used to determine the appropriate ECL Stage for each
financial asset.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -273

The main determinate of SICR is a quantitative test, whereby the lifetime

Probability of Default (PD) of an asset
at each reporting date is compared against its lifetime

PD determined at the date of initial recognition. If the
delta is above pre-defined absolute or relative thresholds the item is considered to have experienced a SICR.
Consequently, the item moves

from Stage 1 to Stage 2 (unless the item is credit-impaired). In these instances, items are no longer assigned a 12 month ECL and instead are assigned a lifetime ECL.

Items can return to Stage
1 if there is sufficient evidence that there is no longer a significant increase in credit risk.

ING Group also relies on a number of qualitative indicators to identify and assess SICR. These include:

◾

Forbearance status;
◾

Watch List status.

Loans on the Watch List are individually assessed for Stage

2 classification;
◾

Intensive care management;
◾

Substandard Internal rating; and
◾

Arrears status.
Credit-impaired financial assets (Stage 3)
Financial assets are assessed for credit-impairment at each reporting date and more frequently when
circumstances warrant further assessment. Evidence

of credit-impairment includes arrears of over 90 days on
any material credit obligation, indications that

the borrower is experiencing significant financial difficulty,

a
breach of contract, bankruptcy or distressed restructuring.

An asset (other than a POCI asset) that is in Stage 3 will move back to Stage 2 when, as at the reporting date,

it
is no longer considered to be credit-impaired. The asset will migrate back to Stage

1 when its credit risk at the
reporting date is no longer considered to have increased significantly since initial recognition.

The definition of credit-impaired under IFRS 9 (Stage 3) is aligned with the definition of default used by ING
Group for internal risk management purposes, which is also the definition used for regulatory purposes.

Macroeconomic scenarios
ING Group has established a quarterly process whereby forward

-looking macroeconomics scenarios and
probability weightings are developed for the purpose of ECL. ING Group applies data predominantly from a
leading service provider (Oxford Economics (OE))

enriched with the internal ING Group view. A baseline, up-
scenario and a down-scenario are determined to reflect an unbiased and probability-weighted ECL amount. As
a baseline scenario, ING Group applies the market-neutral view combining consensus forecasts for economic
variables such as unemployment rates, GDP growth, house prices, commodity prices, and short-term interest
rates. Applying market consensus in the baseline scenario ensures unbiased estimates of the expected credit
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
Measurement of ECL
ING Group applies a collective assessment method to measure ECL for Stage

1, Stage 2, and certain Stage 3
assets. Other credit-impaired assets subject to ECL measurement apply the individual assessment method.

Collectively assessed assets (Stages 1 to 3)
For collective assessed assets, ING Group applies a model-based approach. ECL is determined by,

expressed
simplistically, multiplying the probability

of default (PD) with the loss given default (LGD) and exposure at default (EAD), adjusted for the time value of money.

Assets that are collectively assessed are grouped on the
basis of similar credit risk characteristics, taking into account loan type, industry,

geographic location, collateral
type, past due status and other relevant factors.

These characteristics are relevant to

the estimation of future
cash flows for groups of such assets by being indicative of the debtors’

ability to pay all amounts due according
to the contractual terms of the assets being evaluated and the loss in case the debtor is not able to pay all
amounts due.

For Stage 3 assets the PD equals 100% and the LGD and EAD represent a lifetime view of the losses based on
characteristics of defaulted facilities.

For the purpose of ECL, ING Group’s expected

credit loss models (PD, LGD, EAD) used for

regulatory purposes
have been adjusted. These adjustments include removing embedded prudential conservatism

(such as floors)
and converted through-the-cycle estimates to

point-in-time estimates. The models assess ECL on the basis of forward-looking macroeconomic forecasts

and other inputs. For most financial assets, the expected life is limited to the remaining maturity.

For overdrafts and certain revolving credit

facilities, such as credit cards, the
maturity is estimated based on historical data as these do not have a fixed term or repayment schedule.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -274

Individually assessed assets (Stage 3)
ING Group estimates ECL for individually significant credit-impaired financial assets within Stage 3 on an
individual basis. ECL for these Individually assessed assets are determined using the discounted expected future cash flow method. To

determine expected future cash flows, one or more scenarios are used. Each scenario is analysed based on the probability of occurrence and include forward looking information.

In determining the scenarios, all relevant factors impacting the future cash flows are taken into account.

These
include expected developments in credit quality,

business and economic forecasts, and estimates of if/when
recoveries will occur taking into account ING Group’s

restructuring/recovery strategy.

The best estimate of ECL is calculated as the weighted

-average of the shortfall (gross carrying amount minus
discounted expected future cash flow using the original EIR) per scenario, based on best estimates of expected
future cash flows. Recoveries can arise from, among others, repayment of the loan, collateral recovery and the
sale of the asset. Cash flows from collateral and other credit enhancements are included in the measurement of ECL of the related financial asset when it is part of or integral to the contractual terms of the financial asset
and the credit enhancement is not recognised separately.

For the individual assessment, with granular
(company or asset-specific) scenarios, specific factors can

have a larger impact on the future cash flows than
macroeconomic factors.

When a financial asset is credit-impaired, interest is no longer recognised based on the accrual income based on the gross carrying amount of the asset. Rather,

interest income is calculated by applying the original EIR to the AC of the asset, which is the gross carrying amount less the related loan loss provision.

Purchased or Originated Credit Impaired (POCI) assets
POCI assets are financial assets that are credit-impaired on initial recognition. Impairment on a POCI asset is determined based on lifetime ECL from initial recognition. POCI assets are recognised initially at an amount net
of LLP and are measured at AC using a credit-adjusted effective interest rate. In subsequent periods any
changes to the estimated lifetime ECL are recognised

in profit or loss. Favourable changes are

recognised as an
impairment gain even if the lifetime ECL at the reporting date is lower than the estimated lifetime ECL at
origination.
Modifications

In certain circumstances ING Group grants borrowers

postponement, reduction of loan principal and/or
interest payments on a temporary period of time to

maximise collection opportunities, and if possible, avoid
default, foreclosure, or repossession. When such postponement,

reduction of loan principal and/or interest
payments is executed based on credit concerns it is also referred to as forbearance (refer to

the ‘Risk
Management’ section of the Annual Report for more details). In such cases, the net present value of the postponement, reduction of loan principal and/or interest payments is taken into account in the determination
of the appropriate level of ECL. If the forbearance results in a substantial modification of the terms of the loan,
the original loan is derecognised and a new loan is recognised at fair value at the modification date.

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

Debt forgiveness (or debt settlement) involves

write-off but additionally involves the forgiveness of a legal obligation, in whole or in part. This means that ING Group forfeits the legal right to recover the debt. As a
result, the financial asset needs to be derecognised. Distinction is made in situations where ING Group ends the relationship with the client and situations where ING Group (partially) continues the financing of the client.
Presentation of ECL
ECL for financial assets measured at AC are deducted from the gross carrying amount of the assets. For debt
instruments at FVOCI, the ECL is recognised in OCI, instead of deducted the carrying amount of the asset. ECL also reflects any credit losses related to the portion of the loan commitment that is expected to be drawn

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -275
down over the remaining life of the instrument. The ECL on issued financial guarantee contracts,

in scope of
IFRS 9 and not measured at FVPL, are recognised as liabilities and presented in Other provisions. ECL are presented in profit or loss in Addition to loan loss provision.

Significant judgements and critical accounting estimates and assumptions:
Considerable management judgement is exercised

in determining the amount of LLP for financial assets
assessed on both a collective and an individual basis. The need for management judgement has increased even further due to the Covid-19 pandemic. In particular,

this judgement requires ING Group to make various
assumptions about the risk of default, the credit loss rates in case of a default and expected future cash flows.
These assumptions are based on a combination of ING Group’s past history, existing

market conditions and
forward-looking estimates at the end of each reporting period. Changes in these assumptions may lead to
changes in the LLP over time. Given they are subjective and complex in nature, and because the LLP and the underlying exposures subject to ECL are material, these assumptions are considered critical accounting
assumptions. The sensitivity of these assumptions is assessed in the credit risk section of the ‘Risk
Management’ section in the Annual Report.

The use of forward-looking macroeconomic scenarios in both collective and individual impairment assessments
Forward-looking macroeconomic scenarios are uncertain in nature.

The process ING Group follows involves
two internal groups, the Macroeconomics Scenarios Team

and the Macroeconomics Scenarios Expert Panel.
The latter team consists of senior management representatives from the Business, Risk and Finance. These
groups review inputs obtained from a third party provider and subject these to internal expert challenge to
ensure the inputs used in the models reflect ING Group’s view on the macro economy. The use of alternate
forward-looking macroeconomic scenarios can produce significantly different estimates of ECL. This is
demonstrated in the sensitivity analysis in the ‘Risk Management’ section of the Annual Report, where the un-
weighted ECL under each of the three scenarios for some significant portfolios is disclosed. The uncertainty around the expected macroeconomic recovery once Covid-19

induced lockdowns are lifted increased the
judgement necessary in using macroeconomic scenarios. Furthermore, the specific nature of the Covid-19 crisis, which leads to a time lag between the effects of macroeconomic outlooks on model produced ECL and observed defaults, has further increased the judgements required in the use of forward

-looking
macroeconomic scenarios in 2020.

The probability weights applied to each of the three scenarios
This is a management judgement that ultimately requires estimation and consideration of the range of
possibilities. This ensures a consensus view on the likelihood of each scenario materialising is appropriately reflected in the weights applied by ING Group for collectively assessed ECL.

The sensitivity analysis in the ‘Risk
Management’ section of the Annual Report discloses these weights used.

The criteria for identifying a significant increase in credit risk
When determining whether the credit risk on a financial asset has increased significantly,

ING Group considers
reasonable and supportable information to compare the risk of default occurring at reporting date with the risk
of a default occurring at initial recognition of the financial asset. Whilst judgement is required in applying a PD rating to each financial asset, there is significant judgement used in determining the Stage allocation PD
banding thresholds. The process of comparing a financial asset’s PD with the PD banding thresholds determines its ECL Stage. Assets in Stage 1 are allocated a 12 month ECL, and those in Stage

2 are allocated a lifetime ECL,
and the difference is often significant. As such, the judgement made in assigning financial asset PDs and the PD banding thresholds constitute a significant judgement. Analysis of the sensitivity associated with the assessment of significant increase in credit risk is presented in the ‘Risk
Management’ section of the Annual Report. During 2020 ING Group provided many customers with payment holidays. Traditional

risk drivers in models used to determine LLP that are based on customers’ payment behaviour may be ineffective for these assets,

because customers with payment holidays are

not required to
make regular material payment

and limited (if any) additional information is available. Hence, judgement was required to appropriately reflect the effect

of payment holidays on LLP.

The definition of default
Judgement is exercised in management’s

evaluation of whether there is objective evidence that larger exposures are credit-impaired. Management judgement is required in assessing evidence of credit-impairment.

Impact from Covid-19 – management overlays and management adjustments
The increased uncertainty around ECL arising from Covid-19 in the use of forward-looking macroeconomic
scenarios and determining significant increases in credit risk resulted in Covid-19   related management overlays
and adjustments to the model-based ECL. The management adjustment related to payment holidays and
management overlay related to

time lag in expected defaults are EUR 638 million in total. Reference is made to
the ‘Credit risk’ paragraph in the ‘Risk management’ section of the Annual Report.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -276
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

Certain Group companies are also subject to other restrictions in certain countries, in addition to the restrictions on the amount of funds that may be transfer red in the form of
dividends, or otherwise, to the parent company.

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -277
1.10 Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of ING Group’s entities are measured using the currency of
the primary economic environment in which the entity operates (the functional currency). The Consolidated financial statements are presented in euros,

which is Group’s presentation

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
exchange rate at

the date of the transaction.

Exchange rate differences

on non-monetary items, measured at fair value through profit or loss, are reported
as part of the fair value gain or loss. Non-monetary items are retranslated at the date the fair value is
determined. Exchange rate differences

on non-monetary items measured at fair value through other
comprehensive income

are included in other comprehensive income and get accumulated in the revaluation reserve in equity.

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

Associates are all entities over which ING Group has significant influence but not control.

Significant influence
is the ability to participate in the financial and operating policies of the investee. It generally results from a
shareholding of between 20% and 50% of the voting rights or through situations including, but not limited to one or more of the following:

◾

Representation on the board of directors;

◾

Participation in the policymaking process; and

◾

Interchange of managerial personnel.

Joint ventures are entities over which ING Group has joint control.

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -278

Investments in associates and joint ventures are

initially recognised at cost and subsequently accounted for
using the equity method of accounting.

ING Group’s investment

in associates and joint ventures (net of any accumulated

impairment loss) includes
goodwill identified on acquisition. ING Group’s share of its associates and joint ventures post-acquisition profits
or losses is recognised in the statement of profit or loss, and its share of post-acquisition changes in reserves is recognised in equity. The cumulative post-acquisition

changes are adjusted against the carrying amount of the
investment. When ING Group’s

share of losses in an associate or joint venture equals or exceeds its interest in
the associate or joint venture, including any long-term interests in the associate like uncollateralised loans that
are neither planned nor likely to be settled in the foreseeable future, ING Group does not recognise further
losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealised gains on transactions between ING Group and its associates and joint ventures are eliminated to the
extent of ING Group’s

interest in the associates and joint ventures.

Unrealised losses are also eliminated unless
they provide evidence of an impairment of the asset transferred. Accounting policies of associates and joint
ventures have been changed where necessary to ensure consistency with the policies adopted by ING Group.

Investments in associates and joint ventures are

assessed at each reporting date and tested for impairment
when there is an indication that the investment may be impaired.

Goodwill on acquisitions of interests in
associates and joint ventures is not tested separately

for impairment, but is assessed as part of the carrying
amount of the investment. Reversal of impairment

is considered when the indicators of impairment no longer
exist and the recoverable amount has improved

above the carrying amount. The reversal of impairment cannot exceed the original impairment loss.

Significant judgements and critical accounting estimates and assumptions:
The most significant estimates and assumptions relate to the assessment of impairment of the investment in
TMB which involves estimations of value in use.

Management’s best estimate of TMB’s

expected future earnings are based on forecasts derived

from broker
consensus over the short to medium term and TMB observable targets for steady state earnings into
perpetuity. A capital maintenance

charge is applied, which is management’s forecast

of the earnings that need
to be withheld in order for TMB to meet target regulatory

requirements over the forecast period. Both of these
factors are subject to a high degree of uncertainty.

Key assumptions used in estimating TMB’s value

in use and the sensitivity of the value in use calculations to different assumptions are described in note 8 ‘Investments

in associates and joint ventures’.

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

The fair values of land and buildings are based on regular appraisals performed by independent qualified valuers or by internal valuers. Subsequent expenditure

is included in the asset’s carrying amount when it is
probable that future economic benefits associated with the item will flow to ING Group and the cost of the item can be measured reliably.

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -279
Disposals of property and equipment
The difference between the proceeds on disposal and net carrying value is recognised in the statement of
profit or loss under Other income.

Right-of-use assets
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

Payments associated with short-term

leases and leases of low-value assets are recognised on a straight

-line
basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-
value assets comprise mainly IT-equipment

(for example mobile phones or laptops) and small items of office furniture.

The right-of-use asset is included in the statement

of financial position line-item ‘Property and equipment’, the lease liability is included in the statement of financial position line-item ‘Other liabilities’.

Refer to note 9
‘Property and equipment’ and to note 16 ‘Other liabilities’.

Subsequent to initial recognition,

the right-of-use asset amortises using a straight

-line method to the income
statement over the life of the lease. The lease liability increases for the accrual of interest and decrease when
payments are made. Any remeasurement of the lease liability due to a lease modification or other
reassessment results in a corresponding adjustment to the carrying amount of the right-of-use asset.

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

Operating leases for lessees prior to 1 January 2019 under IAS 17
The comparative figures presented for

2018 are accounted for using the previous Standard, IAS 17 ‘Leases’.
Under this Standard a distinction was made between finance leases and operating leases for both lessees and lessors. A lease was considered a finance lease if it transfers substantially all risks and rewards of the
ownership of the asset. All other leases were considered to be operating leases.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -280
Leases entered into by ING Group as a lessee were primarily operating leases and therefore not recognised on
the balance sheet. The total payments under operating leases were recognised in the statement of profit or
loss on a straight-line basis over the period of the lease.

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

Impairment of goodwill and other non-financial assets
ING Group assesses at each reporting period, whether there is an indication that an intangible asset may be
impaired. Irrespective of whether there is an indication of impairment, intangible assets with an indefinite useful life, including goodwill acquired in a business combination, and intangible assets not yet available for
use, are tested annually for impairment. Goodwill is allocated to groups of CGUs (that is, the group of cash
generating units or CGUs) for the purpose of impairment testing. These groups of CGUs represent the lowest
level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment by
comparing the carrying value of the group of CGUs to the recoverable amount of that group of CGUs. The
carrying value is determined as the IFRS net asset value including goodwill. In compliance with IAS 36
‘Impairment of assets’,

the carrying value is determined on a basis that is consistent with the way in which the recoverable amount of the CGU is determined. When the carrying values need to be allocated between Retail
and Wholesale solvency (risk-weighted assets) are used as a basis. The recoverable amount is estimated as the
higher of fair value less costs of disposal and value in use. Several methodologies are applied to arrive at the
best estimate of the recoverable

amount. Impairment of goodwill, if applicable, is included in the statement of profit or loss in Other operating expenses.

Computer software

Computer software that has been purchased or generated internally for own use is stated at cost less
amortisation and any impairment losses. Amortisation is calculated on a straight

-line basis over its useful life.
This period will generally not exceed five years. Amortisation is included in Other operating expenses.

Other intangible assets

Other intangible assets are capitalised and amortised over their expected economic life,

which is generally
between three and ten years. Intangible assets with an indefinite life are not amortised.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -281
Significant judgements and critical accounting estimates and assumptions:
Impairment test of non-financial assets, mainly related to the assessment for potential impairment of goodwill
and intangible assets, largely software, involves estimation of their recoverable amounts. The review of
impairment of non-financial assets reflects management’s best estimate of the future cash flows of the CGUs
and the rates used to discount these cash flows, both of which are subject to uncertain factors.

The future cash flows of the CGUs are sensitive to the cash flows projected for the periods for which forecasts
are available and to assumptions regarding the long-term

pattern of sustainable cash flows thereafter.

The
accuracy of the forecasted cash flows is subject to

a high degree of uncertainty.

The rates used to discount future expected

cash flows can have a significant effect

on their valuation and are
based on the costs of capital assigned to individual CGUs. Cost of capital is subject to fluctuations in external market rates and economic conditions beyond

management’s control.

Key assumptions used in estimating goodwill and software impairment are described in Note 10 ‘Intangible assets’.

1.14 Taxation

Income tax on the result for the year consists of current

and deferred tax. Income tax

is recognised in the
statement of profit or loss but it is recognised directly in equity if the tax relates to items that are recognised
directly in equity.

Deferred income tax

Deferred income tax is provided in full, using the liability method, for temporary differences arising between
the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements.
Deferred income tax is determined using tax

rates (and laws) that have been enacted or substantively

enacted
at the balance sheet date and are expected to apply when the related deferred income tax asset is realised or
the deferred income tax liability is settled. Deferred

tax assets and liabilities are not discounted.

Deferred tax assets are recognised when it is probable

that future taxable profit will be available

against which
the temporary differences can be utilised. Deferred

income tax is provided for temporary differences

arising
from investments in subsidiaries and associates, except

where the timing of the reversal of the temporary
difference is controlled by ING Group and it is probable

that the difference will not reverse in the foreseeable
future. The tax effects of income tax losses available

for carry forward are recognised as an asset where it

is
probable that future taxable profits will be ava

ilable against which these losses can be utilised.

Fair value remeasurements of debt and equity instruments measured at

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
property is measured as follows:

◾

Intention to sell: at the lower of cost and net realisable value;
◾

Intention to use as a real estate investment:

at fair value.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -282
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

Upon classification as held for sale, the disposal group is measured at the lower of its carrying amount and fair value less costs to sell, except where specifically exempt

from IFRS 5 ‘Non-current Assets Held for Sale and
Discontinued Operations. An impairment loss is recognised for any initial or subsequent write-down of the
disposal group to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less
costs to sell of the disposal group, but not in excess of any cumulative impairment loss previously recognised. A
gain or loss not previously recognised by the date of the sale of the disposal group is recognised at the date of
derecognition. Assets within the disposal group are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable

to the liabilities of a disposal group classified as held for sale continue to be recognised. The assets of the disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

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

Reorganisation provisions include employee termination

benefits when ING Group is demonstrably committed
to either terminate

the employment of current employees according to a detailed formal plan without
possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary
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
flows.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -283
ING Group may become involved in

governmental, regulatory,

arbitration and legal proceedings and
investigations. The degree of uncertainty and the method of making the accounting estimate depends on the
individual case, its nature and complexity.

Such cases are usually one of a kind. Judgement is required to assess whether a present obligation exists and to estimate

the probability of an unfavourable outcome and the
amount of potential loss. For the assessment of related provisions

ING Group consults with internal and
external legal experts. Even taking

into consideration legal experts’ advice, the probability of an outflow of economic benefits can still be uncertain and the provision recognised can remain sensitive to the assumptions
used. Reference is made to note 15 ‘Provisions’.

For

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

15 ‘Provisions’.

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

◾

Remeasurements which are recognised in Other comprehensive income.

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

Defined contribution plans

For defined contribution plans, ING Group

pays contributions to publicly or privately administered

pension
insurance plans on a mandatory,

contractual or voluntary basis. ING Group has no further payment obligations once the contributions have been paid. The contributions are recognised as staff expenses in the profit or loss
when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a
reduction in the future payments is available.

Other post-employment obligations

Some group companies provide other post-employment benefits to former employees. The entitlement to
these benefits is usually conditional on the employee remaining in service up to retirement age and the

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

1

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -284
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
effective interest rate

is the rate that exactly discounts estimated

future cash payments or receipts through the
expected life of the financial instrument or,

when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, ING Group estimates

cash
flows considering all contractual terms of the financial instrument (for example,

prepayment options) but does
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

(together with related direct costs) and recognised as an adjustment to the effective interest

rate on the loan. Loan syndication fees are recognised

as income when the syndication
has been completed and ING Group has retained no part of the loan package for itself or has retained a part at
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

Lease income

The proceeds from leasing out assets under operating leases are recognised on a straight

-line basis over the life
of the lease agreement. Lease payments received in respect of finance leases when ING Group is the lessor are divided into an interest component (recognised as interest

income) and a repayment component based on a
pattern reflecting a constant periodic rate

of return on the lessor’s net investment in the lease.

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

Share-based payments

ING Group only engages in share-based payment transactions with its staff and directors. Share-based payment
expenses are recognised as a staff expense over

the vesting period. A corresponding increase in equity is
recognised for equity-settled share-based payment

transactions. A liability is recognised for cash-settled share-
based payment transactions. The fair value of equity-settled share-based payment transactions are measured
at the grant date, and the fair value of cash-settled

share-based payment transactions are measured at each
balance sheet date. Rights granted will remain valid until the expiry date,

even if the share based payment
scheme is discontinued. The rights are subject to certain conditions, including a pre-determined continuous period of service.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Basis of preparation and accounting policies

ING Group Annual Report 2020 on Form 20-F F -285
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

1.22 Statement of cash flows

The statement of cash flows is prepared in accordance

with the indirect method, distinguishing cash flows from
operating, investing and financing activities. In the net cash flow from operating activities, the result before tax
is adjusted for those items in the statement of profit

or loss and changes in items per the statement of financial
position, which do not result in actual cash flows during the year.

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Cash and balances with central bank

ING Group Annual Report 2020 on Form 20-F F -286
Notes to the Consolidated statement

of financial position
2

Cash and balances with central bank
Cash and balances with central banks
2020 2019
Amounts held at central banks 109,237 51,178
Cash and bank balances 1,851 2,024
111,087 53,202

The movement in Cash and balances with central banks reflects ING’s active liquidity management. ING
participated in a series of Targeted

Longer-Term

Refinancing Operations (TLTRO

III) for EUR 4.5 billion in March
2020, EUR 55.0 billion in June 2020 and repaid EUR 17.7 billion on previous TLTRO. Further details are reported in
Note 12 ‘Deposits from Banks’ and in the consolidated statement of Cash Flow.

Amounts held at central banks reflect on demand balances.

Reference is made to Note 42 ‘Transfer

of financial assets, assets pledged and received as collateral’ for restrictions on Cash balances with central banks.

Loans and advances to banks
Loans and advances to banks
Netherlands Rest of the world Total
2020 2019 2020 2019 2020 2019
Loans 7,442 13,641 17,939 21,499 25,381 35,140
Cash advances, overdrafts and other balances 0 0 6 4 6 5
7,442 13,641 17,945 21,504 25,387 35,145
Loan loss provisions -10 -6 -13 -3 -23 -9
7,432 13,635 17,933 21,501 25,364 35,136

Loans include balances (mainly short-term deposits) with central banks amounting to EUR 2,519 million (2019:
EUR 3,185 million).

As at 31 December 2020, Loans include receivables related to finance lease contracts amounting to

EUR 6 million
(2019: EUR 24 million). Reference is made to Note 7 ‘Loans and advances to customers’

for information on
finance lease receivables.

As at 31 December 2020, all loans and advances to banks are non-subordinated.

4

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
2020 2019
Trading assets 51,356 49,254
Non-trading derivatives 3,583 2,257
Designated at fair value through profit or loss 4,126 3,076
Mandatorily measured at fair value through profit or loss 44,305 41,600
103,370 96,187

(Reverse) repurchase transactions
Financial assets at fair value through profit or loss includes securities lending and sales and repurchase transactions which were not derecognised, because ING Group continues to be exposed to substantially all risks
and rewards of the transferred financial asset. For

repurchase agreements the gross amount of trading assets
must be considered together with the gross amount of related trading liabilities, which are presented separately
on the statement of financial position since IFRS does not always allow netting of these positions in the
statement of financial position.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Financial assets at fair value through profit or loss

ING Group Annual Report 2020 on Form 20-F F -287
ING Group’s exposure

to (reverse) repurchase transactions is included in the following lines in the statement of
financial position:

Exposure to (reverse) repurchase agreements
2020 2019
Reverse repurchase transactions
Loans and advances to banks
4,869 8,943
Loans and advances to customers 624 180
Trading assets, loans and receivables 10,947 11,969
Loans and receivables measured at mandatorily measured at fair value through profit or loss
41,735 38,985
58,175 60,077
Repurchase transactions
Deposits from banks 1,971 205
Trading liabilities, funds on deposit 5,787 4,556
Funds entrusted measured at designated at fair value

through profit or loss
41,177 38,492
48,935 43,253

Securities purchased under agreements to resell (reverse repos),

securities borrowings and similar agreements
are not recognised in the consolidated statement

of financial position. Based on the business model assessment and counterparty,

the consideration paid to purchase securities is recognised as Loans and advances to customers, Loans and advances to banks, Other financial assets at FVPL or Trading assets.

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

Reference is made to Note 42 ‘Transfer

of financial assets, assets pledged and received as collateral’ for information on transferred

assets which were not derecognised.

Trading assets
Trading assets by type
2020 2019
Equity securities 7,809 8,499
Debt securities 5,183 6,256
Derivatives 27,238 21,694
Loans and receivables 11,126 12,806
51,356 49,254

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

Non-trading derivatives

Non-trading derivatives by type
2020 2019
Derivatives used in
-

fair value hedges
486 524
-

cash flow hedges
1,376 677
-

hedges of net investments in foreign operations
69 23
Other non-trading derivatives 1,653 1,033
3,583 2,257

Reference is made to Note 39 ‘Derivatives

and hedge accounting’ for information on derivatives used in hedge accounting.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Financial assets at fair value through other comprehensive income

ING Group Annual Report 2020 on Form 20-F F -288

Other non-trading derivatives mainly includes interest rate

swaps and foreign exchange currency

swaps for which
no hedge accounting is applied.

Designated at fair value through profit

or loss
Designated at fair value through profit or loss by type
2020 2019
Debt securities 3,544 2,334
Loans and receivables 582 742
4,126 3,076

‘Financial assets designated at fair value through profit or loss’ is partly economically hedged by credit
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

The notional value of the related credit derivatives is EUR 1,077 million (2019: EUR 1,672 million). The cumulative change in fair value of the credit derivatives attributable

to changes in credit risk since the financial assets were
first designated, amounts to EUR -16 million (2019: EUR 29 million) and the change for the current year amounts
to EUR -45 million (2019: EUR -52 million).

These have been calculated by determining the changes in credit spread implicit in the fair value of bonds issued
by entities with similar credit characteristics.

Mandatorily at fair value through profit or loss
Mandatorily at fair value through profit or loss by type
2020 2019
Equity securities 228 159
Debt securities 787 733
Loans and receivables 43,290 40,708
44,305 41,600

None of the equity securities are individually significant for ING Group.

For details on ING Group’s total

exposure to debt securities reference is made to

Note 6 ‘Securities at amortised
cost’.

Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income by type
2020 2019
Equity securities

1,862 2,306
Debt securities
1
32,977 30,483
Loans and advances
1
1,056 1,680
35,895 34,468

1 Debt securities include an amount of EUR -12 million (2019: EUR -7 million)

and the Loans and advances includes EUR -2 million (2019:
EUR -3 million) of Loan loss provisions.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Financial assets at fair value through other comprehensive income

ING Group Annual Report 2020 on Form 20-F F -289
Exposure to equity securities
Equity securities designated as at fair value through other comprehensive income
Carrying
value
Carrying
value
Dividend
income
Dividend
income
2020 2019 2020 2019
Investment in Bank of Beijing
1,662 2,001 95 93
Other Investments
200 305 12 18
1,862 2,306 107 111

For strategic equity securities, ING decided to apply the option to irrevocably designate these investments at fair
value through other comprehensive income, instead of the IFRS 9 default measurement of fair value through
profit or loss.

As at 31 December 2020 ING holds approximately 13% (2019: 13%)

of the shares of Bank of Beijing, a bank listed
on the stock exchange of Shanghai. As per regulatory requirements set by China Banking and Insurance

Regulatory Commission, ING, as a shareholder holding more than 5% or more of the shares, is required to supply additional capital when necessary. No request for

additional capital was received in 2020 (2019: nil).

Changes in fair value through other comprehensive

income
The following table presents changes in financial assets at fair value through other comprehensive income.

Changes in fair value through other comprehensive income financial assets
FVOCI equity securities
FVOCI debt instruments
1
Total
2020 2019 2020 2019 2020 2019
Opening balance as at 1 January
2,306 3,228 32,163 27,995 34,468 31,223
Additions
13 11 16,936 16,259 16,949 16,270
Amortisation
-9 -12 -9 -12
Transfers

and reclassifications

-107 3 0 -0 -107 3
Changes in unrealised revaluations
2
-283 139 520 258 237 397
Impairments
-2 -2 -2 -2
Reversals of impairments
-4 1 -4 1
Disposals and redemptions
-13 -1,091 -14,557 -12,298 -14,571 -13,389
Exchange rate differences
-53 15 -1,017 -40 -1,070 -25
Changes in the composition of the group and other
changes -0 0 2 2 2 3
Closing balance 1,862 2,306 34,033 32,163 35,895 34,468

1 Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2 Changes in unrealised revaluations of FVOCI debt instruments include changes on hedged items which are recognised in the statement of profit or loss. Reference is made to Note 19 ‘Equity’ for details on the changes in revaluation reserve.

In 2020, changes in unrealised revaluations of equity securities decreased mainly related to negative revaluation
of the stake in Bank of Bejing following a decline in share price (EUR -339 million).

In 2020, transfers and reclassifications of

EUR -107 million mainly relates to ING’s

investment in Visa preference
series C shares (EUR -116 million) that have been reclassified from equity at fair value through other
comprehensive income to debt securities at mandatorily fair value through profit or loss' based on variable
conversion rate.

In the first quarter of 2019, ING sold its last tranche of shares in India’s

Kotak Mahindra Bank (Kotak) for

EUR 880
million. The transaction, for a stake of 3.07%, concluded the divestment process and was the main driver for the
‘disposal’ line in 2019.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Securities at amortised cost

ING Group Annual Report 2020 on Form 20-F F -290
Reference is made to Note 6 ‘Securities at amortised cost’ for details on ING Group’s total exposure to debt
securities.

Securities at amortised cost
Securities at amortised cost fully consist of Debt securities.
ING Group’s exposure

to debt securities is included in the following lines in the statement of financial position:

Exposure to debt securities
2020 2019
Debt securities at fair value through other comprehensive income 32,977 30,483
Debt securities at amortised cost 50,587 46,108
Debt securities at fair value through other comprehensive income and amortised cost 83,564 76,592
Trading assets 5,183 6,256
Debt securities at fair value through profit or loss 4,274 3,067
Total debt securities at

fair value through profit or loss
9,457 9,323
93,022 85,914

ING Group’s total

exposure to debt securities (excluding debt securities held in the trading portfolio)

of EUR
87,838 million (31 December 2019: EUR 79,659 million) is specified as follows:

Debt securities by type of exposure
Debt Securities
at FVPL
Debt Securities
at FVOCI
Debt Securities
at AC Total
2020 2019 2020 2019 2020 2019 2020 2019
Government bonds
48 408 22,448 20,300 26,801 25,627 49,296 46,334
Sub-sovereign, Supranationals
and Agencies
2,331 505 7,510 6,606 14,858 10,689 24,699 17,801
Covered bonds
1,821 1,734 5,965 6,960 7,786 8,693
Corporate bonds
26 207 476 131 143 364 619
Financial institutions' bonds
1,143 1,440 523 332 1,956 1,536 3,622 3,308
ABS portfolio
726 714 480 1,043 894 1,163 2,100 2,920
4,274 3,067 32,990 30,491 50,604 46,118 87,868 79,676
Loan loss provisions
-12 -7 -17 -10 -29 -17
Bond portfolio
4,274 3,067 32,977 30,483 50,587 46,108 87,838 79,659

Approximately ##D<20F_Note_Securities_at_amortised_cost_var_2_CY>%

(2019:90%) of the exposure in the
ABS portfolio is externally rated AAA, AA or A, and the remaining positions are largely unrated.

There are no
borrowed debt securities recognised in the statement of financial position.

Loans and advances to customers
Loans and advances to customers by type
Netherlands Rest of the world Total
2020 2019 2020 2019 2020 2019
Loans to, or guaranteed by,

public authorities
24,292 25,340 17,210 16,849 41,502 42,190
Loans secured by mortgages 115,176 117,199 236,954 231,327 352,130 348,526
Loans guaranteed by credit institutions 305 206 4,896 3,569 5,201 3,775
Personal lending 3,019 3,482 24,776 24,768 27,794 28,250
Corporate loans 37,594 39,645 135,527 150,233 173,121 189,878
180,385 185,873 419,364 426,746 599,749 612,619
Loan loss provisions -1,286 -1,193 -4,493 -3,398 -5,779 -4,590
179,099 184,680 414,871 423,349 593,970 608,029

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Investment in associates and joint ventures

ING Group Annual Report 2020 on Form 20-F F -291
For details on credit quality and loan loss provisioning, refer to ‘Risk management

– Credit risk’ paragraph ‘Credit
quality’.
Loans and advances to customers by subordination
2020 2019
Non-subordinated 593,871 607,908
Subordinated 99 121
593,970 608,029

No individual loan or advance has terms and conditions that significantly affect the amount, timing or certainty of
the consolidated cash flows of the Group.

Loans and advances to customers and Loans and advances to banks include finance lease receivables and are detailed as follows:

Finance lease receivables
2020 2019
1
Maturities of gross investment in finance lease receivables
-

within 1 year
3,175 3,116
-

between 1-2 years
2,212 2,250
-

between 2-3 years
1,722 1,753
-

between 3-4 years
1,166 1,229
-

between 4-5 years
711 732
-

more than 5 years
1,487 1,511
10,473 10,591
Unearned future finance income on finance leases -508 -580
Net investment in finance leases 9,965 10,011
Included in Loans and advances to banks 6 24
Included in Loans and advances to customers 9,958 9,987
9,965 10,011

1

The prior period has been updated to improve consistency and comparability of the amounts per maturity of finance lease receivables.

The finance lease receivables mainly relate to the financing of equipment and are part of corporate loans. To a
lesser extent, the finance lease receivables relate to real

estate for third parties, where ING is the lessor.

These
finance lease receivables are part of loans secured by mortgages. Interest income in 2020 on Finance lease
receivables amounts to EUR 229 million (2019: EUR 251 million).

Expected credit losses for uncollectable finance lease receivables of EUR 164 million as at 31 December 2020
(2019: EUR 136 million) is included in the loan loss provision. The loan loss provision for finance lease receivables is classified into the following loan loss provision stages; stage

1: EUR 8 million (2019: EUR 2 million), stage 2: EUR
25 million (2019: EUR 6 million), and stage 3: EUR 131 million (2019: EUR 128 million).

No individual finance lease receivable has terms and conditions that significantly affect the amount,

timing or
certainty of the consolidated cash flows of the Group.

Investment in associates and joint ventures
Investments in associates and joint ventures
2020
Interest
held (%)
Fair value
of listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMB Public Company Limited
23 653 1,202 50,123 44,597 1,388 1,093
Other investments in associates and joint
ventures
273
1,475

Investments in associates and joint ventures
2019
Interest
held (%)
Fair value
of listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMB Public Company Limited
23 1,109 1,509 55,804 49,974 1,145 891
Other investments in associates and joint
ventures
281
1,790

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Investment in associates and joint ventures

ING Group Annual Report 2020 on Form 20-F F -292

The reporting dates of certain associates and joint ventures can differ from the reporting date of the Group, but
by no more than three months.

TMB Bank Public Company Limited
ING Group has a 23% investment in TMB Bank Public Company Limited (hereafter:

TMB), a bank listed on the
Stock Exchange of Thailand. TMB is providing products and services to Wholesale, Small and Medium Enterprise
(SME), and Retail customers. In December 2019 TMB merged with Thanachart Bank and became Thailand’s sixth
largest bank.

TMB is accounted for as an investment in associate

based on the size of ING shareholding and representation on
the Board. IFRS requires to test its investment

in TMB for impairment when there is an indication that
impairment might exist.

Impairment testing
In 2020, the fair value of ING’s investment

in TMB significantly declined below the purchase cost. This indicator triggered ING to perform an impairment test on the recoverability of the investment of TMB.

The impairment
test performed led to an impairment at 30 September 2020 of EUR 230 million, as the recoverable amount of
EUR 1,181 million,

as determined by a Value in Use calculation, was below the carrying amount of EUR 1,411 million at that point in time. The impairment test at year end resulted in no further impairments.

Methodology
The recoverable amount is determined as the higher of the fair value less costs of disposal and Value in Use
(‘VIU’). Fair value less costs of disposal is based on observable share price. The VIU calculation uses discounted cash flow projections based on management’s best estimates. VIU is derived using a Dividend Discount

Model
(DDM) where distributable equity,

i.e. future earnings available to ordinary shareholders, is used as a proxy for
future cash flows. The valuation looks at expected cash flows into perpetuity resulting in two main components
to the VIU calculation:
i) the estimation of future earnings over a 5 year forecast period; and
ii) the terminal value being the extrapolation of earnings into perpetuity applying a long term growth rate. The earnings that are used for extrapolation

represent the stable long term financial results and
position of TMB, i.e. a steady state. The terminal value comprises the majority of the total VIU.

Key assumptions used in the VIU calculation as at 31 December 2020 (and as at 30 September 2020 resulting in impairment)
The value in use is determined using a valuation model which is subject to multiple management assumptions.
The key assumptions, i.e. those to which the overall result is most sensitive to,

are the following:

Expected future earnings of TMB: based on forecasts derived from broker consensus over the short to
medium term and TMB observable targets for steady state

earnings into perpetuity. A capital

maintenance
charge is applied, which is management’s forecast

of the earnings that need to be withheld in order for TMB
to meet target regulatory requirements

over the forecast period;

Terminal growth

rate: 1.6% for periods after 2024, consistent

with current long term government bond yield
in Thailand as a proxy for a risk-free

rate (30 September 2020: 3.0% consistent with long term

forecasts of
GDP growth in Thailand);

Discount rate (cost of equity): 8.49%, based on the capital asset pricing model (CAPM) calculated for TMB,
using current market data (30 September 2020: 9.8%).

The terminal growth rate and the discount rate

are interdependent. Following the use of the long term
government bond yield as a basis for terminal growth rate

at year-end, cost of equity was adjusted accordingly
(reducing cost of equity). This change did not have a significant impact on value in use as at 31 December 2020.
Furthermore, following the approval of vaccines

and improvement in the share price of TMB observed in the last quarter of the year,

in line with the general market, the level of confidence in the forecasted cash flows of TMB
increased compared to 30 September 2020. This allowed ING to remove the additional forecasting risk factor
from cost of equity at year-end compared to 30 September 2020. Even if the additional forecasting risk factor
remained in the cost of equity as at 31 December 2020, this would not have resulted in impairment at year

-end
in addition to the impairment already recognised at 30 September 2020.

At year end 2020 the model was tested for reasonably

possible changes to key assumptions in the model. This
reflects the sensitivity of the VIU to each key assumption on its own and it is possible that more than one favourable and/or unfavourable

change may occur at the same time. Holding the other key assumptions constant, a reduction in all of the forecasted

annual cashflows, including terminal value, of 17.6% would reduce the recoverable amount to the carrying amount. A 589bps decrease in long term growth rate or a 153bps
increase in the discount rate would cause the VIU to equal the carrying amount.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Property and equipment

ING Group Annual Report 2020 on Form 20-F F -293
Other investments in associates

and joint ventures
Included in Other investments in associates and joint ventures are mainly financial services and financial
technology funds or vehicles operating predominantly in Europe.

Other investments in associates and joint ventures represents a number of associates and joint ventures that are
individually not significant to ING Group.

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

Changes in Investments in associates and joint ventures
2020 2019
Opening balance
1,790 1,203
Additions
24 507
Revaluations
-3 -18
Share of results
66 82
Dividends received
-12 -58
Disposals
-12 -10
Impairments
-235 -34
Exchange rate differences
-144 113
Other
0 4
Closing balance
1,475 1,790

Share of results from associates and joint ventures of EUR 66 million (2019: EUR 82 million) as included in the table above is mainly attributable to results of TMB of EUR 70 million (2019: EUR 77 million).

‘Share of results from associates and joint ventures’ and ‘impairments of associates and joint ventures’ are
presented separately in the face of the consolidated

statement of profit or loss. In 2020 impairments is
predominantly attributable to TMB.

Property and equipment

Property and equipment by type
2020 2019
Property in own use
745 757
Equipment
842 940
Right- of- use assets
1,255 1,476
2,841 3,172

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Property and equipment

ING Group Annual Report 2020 on Form 20-F F -294
Changes in property in own use
2020 2019
Opening balance 757 780
Additions 10 5
Transfers

to and from Other Assets
57 -1

- Depreciation
-12 -11

-

Impairments
-8 -2

-

Reversal of impairments
9 6
Amounts recognised in the statement of profit or loss for

the year
-12 -7
Revaluations recognised in equity during the year 20 58
Disposals -63 -72
Exchange rate differences -24 -7
Closing balance 745 757
Gross carrying amount as at 31 December 1,258 1,279
Accumulated depreciation as at 31 December -378 -385
Accumulated impairments as at 31 December -135 -137
Net carrying value as at 31 December 745 757
Revaluation surplus
Opening balance 339 280
Change in the year -30 59
Closing balance 310 339

ING considers valuations from third party experts in determining the fair values of property in own use.

The purchase costs amounted to EUR 948 million (2019: EUR 940 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 435 million (2019: EUR 417 million) had property in own use been valued at cost instead of at fair value.

Changes in equipment
Data processing Fixtures and fittings
equipment and other equipment Total
2020 2019 2020 2019 2020 2019
Opening balance
307 290 633 589 940 879
Additions
134 149 143 200 277 349
Disposals
-3 -1 -9 -8 -12 -9
Depreciation
-145 -136 -147 -142 -291 -278
Impairments
-1 -0 -7 -1 -9 -1
Exchange rate differences
-10 1 -11 1 -22 2
Changes in the composition of the group
and other changes
-1 3 -41 -5 -42 -3
Closing balance
281 307 561 633 842 940
Gross carrying amount as at 31 December
1,489 1,479 2,297 2,408 3,786 3,886
Accumulated depreciation as at 31 December
-1,207 -1,171 -1,734 -1,774 -2,940 -2,946
Accumulated impairments as at 31 December
-2 -1 -3 -1 -5 -1
Net carrying value as at 31 December
281 307 561 633 842 940

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Intangible assets

ING Group Annual Report 2020 on Form 20-F F -295
Changes in Right-of-use assets
Property Cars Other leases Total
2020 2019 2020 2019 2020 2019 2020 2019
Opening balance
1,323 n/a 96 n/a 57 n/a 1,476 n/a
Effect of changes in accounting policy due to
the implementation of IFRS 16 1,138 70 72 1,280
Additions
94 381 37 65 3 -2 134 444
Depreciation
-213 -211 -43 -40 -19 -12 -275 -262
Impairments
-35 -35
Remeasurements
8 29 1 8 30
Disposals
-13 -18 -1 -1 -14 -19
Exchange rate differences
-32 8 -1 -2 -1 -35 7
Changes in the composition of the group and
other changes -4 -4 -4 -4
Closing balance
1,129 1,323 89 96 38 57 1,255 1,476
Gross carrying amount as at 31 December
1,519 1,503 152 135 65 69 1,737 1,707
Accumulated depreciation as at 31 December
-399 -213 -64 -40 -28 -12 -492 -265
Accumulated impairments as at 31 December
-36 -36
Accumulated remeasurement as at
31 December
44 33 1 1 45 34
Accumulated exchange rate

diffrences as at
31 December
Net carrying value as at 31 December
1,129 1,323 89 96 38 57 1,255 1,476

Right-of-use assets relate

to leased land and buildings, cars, data-processing equipment and other leases.

The reported impairment losses of EUR 35 million result from change in use of right-of-use property and the
anticipation of a change in the post-pandemic way of working.

Intangible assets
Changes in intangible assets
Goodwill Software Other Total
2020 2019 2020 2019 2020 2019 2020 2019
Opening balance 907 918 958 868 52 53 1,916 1,839
Additions 17 86 94 87 111
Capitalised expenses 213 285 213 285
Amortisation -249 -235 -2 -2 -251 -237
Impairments
1
-310 -167 -61 -35 -513 -61
Exchange rate differences -63 -28 -6 -69 -28
Disposals -9 -1 -9 -1
Changes in the composition of the group and other
changes
19 8 1 19 9
Closing balance 533 907 846 958 15 52 1,394 1,916
Gross carrying amount as at 31 December
843 907 2,642 2,608 60 61 3,545 3,575
Accumulated amortisation as at 31 December
-1,621 -1,641 -9 -7 -1,630 -1,648
Accumulated impairments as at 31 December
-310 -175 -9 -37 -2 -522 -11
Net carrying value as at 31 December
533 907 846 958 15 52 1,394 1,916

1 Impairments of intangible assets are presented within Other operating expenses in the statement of Profit or Loss.

Goodwill
Goodwill is allocated to groups of cash generating units (CGUs) as follows:
Goodwill allocation to group of CGUs
Method used for
recoverable amount
Discount rate
Terminal growth
rate
Goodwill Goodwill
Group of CGU’s 2020 2019
Retail Netherlands

Values in use
8.59% 0.00% 30 30
Retail Belgium

Values in use
9.48% 0.00% 50
Retail Germany

Values in use
8.57% 0.00% 349 349
Retail Growth Markets
1

Values in use
13.09% 3.80% 153 209
Wholesale Banking
1

Values in use
9.58% 0.75% 268
533 907

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Intangible assets

ING Group Annual Report 2020 on Form 20-F F -296
1 Goodwill from acquisition related to Growth Countries is allocated across two groups of CGUs, EUR 153 million to Retail Growth

Markets
and EUR 0 million to Wholesale Banking (2019: EUR 209 million to Retail Growth Markets and EUR 61 million to Wholesale Banking).

Impairment testing
Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each
goodwill-carrying CGU with its carrying amount. The key assumptions used in the calculation of the recoverable amounts are included in the table above. In addition ING Group tests goodwill whenever a triggering event is
identified.

Covid-19 has resulted in adverse changes in the market and economic environment.

Due to the impact of the
significant deterioration in the economic environment

on the cash flow outlook of our businesses, we also
completed a goodwill impairment review across ING Group in the second quarter of 2020.

Goodwill impairment test performed in the second quarter resulted in the recognition of goodwill impairments on the CGU Retail Belgium of EUR 50 million (of which EUR 43 million is reported in Retail Belgium segment and
EUR 8 million in Corporate Line segment) and on the CGU Wholesale Banking of EUR 260 million (fully reported in the Wholesale Banking segment).

For both CGUs the impairment resulted from the negative developments in the macro-economic outlook in the
context of the Covid-19 pandemic. In addition, the applicable discount rate is also affected by the deteriorated
economic and risk environment. The discount rate

used to estimate the value in use of the CGU Belgium as at 30
June 2020 was 9.54% (31 December 2019: 6.94%). The discount rate used to estimate the value in use of CGU
Wholesale Banking, which is based on the weighted average of the discount rates of various local businesses as
Wholesale Banking is a global business line, was at 30 June 9.38% (31 December 2019: 7.29%). The terminal growth rate used to estimate the value

in use of the CGU Belgium was 0.00% at 30 June 2020 and it was not
changed compared to Q4 2019 (31 December 2019: 0.00%). The terminal growth rate used to estimate the value
in use of CGU Wholesale Banking

was at 30 June 0.85% (31 December 2019: 0.69%).

For each of the other groups

of CGUs the recoverable amount exceeds

the carrying value of the CGUs as at 31
December 2020 and therefore no impairment is required.

Methodology

In line with IFRS, the recoverable amount is determined as the higher of the fair value less costs of disposal and
Value in Use (VIU). The VIU calculation is based on a Dividend Discount model using three year management approved plans, updated for the expected impact of Covid-19. When estimating the VIU of a CGU, local
conditions and requirements determine the capital requirements,

discount rates, and terminal growth rates

.

These local conditions and requirements determine the ability to upstream excess capital and profits to ING
Group. The discount rate calculation includes other inputs such as equity market premium, country risk premium,
and long term inflation which are based on market sources and management’s judgement. The long term growth
rate for EU-countries is based on long term risk-free

rate by reference

to the yield of a composite index consisting
of Euro generic government bonds, with a maturity of 30 years. For other countries,

the growth rate includes
long term inflation rate obtained from market

sources.

Sensitivity of key assumptions

Key assumptions in the goodwill impairment test model are the projected locally available cash flows (based on
local capital requirements and projected profits), discount

rates (cost of equity), and long term growth rates.

The recoverable amounts of the unimpaired CGUs are sensitive to the above key assumptions.

A decrease in the available cash flows of 10%, an increase in the discount rate of 1 percent point or a reduction of
future growth rate to

zero are considered reasonably possible changes

in key assumptions. If the aforementioned
changes

occur

to

the

above

key

assumptions

holding

the

other

key

assumptions

constant,

goodwill

of

the
remaining CGUs will continue to be recoverable and no impairment will occur.

Other changes
Other changes in goodwill in 2020 relate to changes in currency exchange rates of CGUs Wholesale Banking and
Retail Growth Markets goodwill.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Other assets

ING Group Annual Report 2020 on Form 20-F F -297
Software

Software, includes internally developed software amounting to EUR 688 million (2019: EUR 741 million).

Following the decision to discontinue the Maggie programme an impairment of EUR 141 million was recognised in
2020, primarily

related to

capitalised software

development costs.

In addition,

an impairment

of EUR

19 million
with regards

software in

the payments

and cash management

business was recogni

sed. The rest

of the software
impairment relates to various, individually immaterial items.

Other intangible assets
In 2020 an impairment of an indefinite useful life asset

of EUR 14 million was recognised, related to

brand names
(2019: nil)

and additional

EUR 20

million was

recognised related

to intangible

assets from

a previous

acquisition
(customer relationships), following a re-evaluation

of the business plan.

Other assets
Other assets by type
2020 2019
Net defined benefit assets 725 709
Investment properties 20 46
Property development and obtained from foreclosures 72 98
Accrued assets 781 783
Amounts to be settled 2,215 2,835
Other 2,079 2,546
5,893 7,018

Disclosures in respect of Net defined benefit assets are provided in Note 36 ‘Pension and other post-employment benefits’.

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

Deposits from banks
Deposits from banks includes non-subordinated debt from banks, except for amounts in the form of debt
securities.
Deposits from banks by type
Netherlands Rest of the world Total
2020 2019 2020 2019 2020 2019
Non-interest bearing 596 107 196 73 792 180
Interest bearing 49,336 17,544 27,971 17,101 77,306 34,646
49,931 17,651 28,166 17,175 78,098 34,826

Deposits from banks includes ING’s participation in the Targeted

Longer-Term

Refinancing Operations of EUR
59.5 billion (2019: EUR 17.7 billion). ING participated in a new series of Targeted

Longer-Term

Refinancing
Operations (TLTRO

III) for EUR 4.5 billion in March 2020, EUR 55.0 billion in June 2020 and repaid EUR 17.7 billion of the previous TLTRO (TLTRO

II).

The TLTRO III funding is granted

for a period of three years with an early repayment option after one year with
the earliest date of September 2021. The three new participation windows introduced by the ECB press release in
December 2020, can be repaid quarterly from June 2022. Interest under TLTRO

III will be settled on maturity of
each TLTRO III operation

or on early repayment. The interest rate

on TLTRO III depends on the lending volumes
granted to corporates (excluding

financial institutions) and households (excluding mortgages).

Under the conditions of the program, interest rate

s

can be as favorable as 50 basis points below the average
interest rate on the Deposit Facility

rate, but in any case not higher than -1%. Such a rate

would apply to all
TLTRO III operations

outstanding over the discrete periods between 24 June 2020 and 23 June 2021 (special interest period 1), and between 24 June 2021 and 23 June 2022 (special interest period 2), for banks that show
growth in lending volumes equal to or above 0% between 1 March 2020 and 31 March 2021 (observation period
1) and 1 October 2020 and 31 December 2021 (observation period 2), respectively.

In case lending growth targets
are not met, the interest rate during the special interest

periods can in a worst case scenario be at 50 basis points
below the average Main Refinancing Operations

rate over the same period. In the period preceding and following the special interest periods the interest will be in a corridor between the Deposit Facility and Main Refinancing
Operations rates, depending to what extent

ING meets the lending growth conditions of the TLTRO

III program.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Customer deposits

ING Group Annual Report 2020 on Form 20-F F -298
Special interest period 2 was announced by the ECB in its press release in December 2020 and confirmed in
January 2021.

The amount of interest income recognised during the period on the TLTRO

III depends on a reasonable
expectation of whether the conditions will be met. Interest income on ING’s participation in TLTRO III of EUR 164
million was recognised in the statement of profit and loss (please refer to Note 20 Net interest income). Interest
income recognised in 2020 for TLTRO

III is based on -50 bps (the Main Refinancing Operations rate minus 50 bps), which is in substance an unconditional rate during June 2020 – June 2021 and does not depend on whether the lending targets are achieved. At 31 December 2020 ING assessed that it is not yet highly probable that lending
targets will be met. Any conditional benefit from TLTRO

III has not been included yet.

Customer deposits
Customer deposits
2020 2019
Savings accounts 336,392 326,864
Credit balances on customer accounts 256,636 224,022
Corporate deposits 15,941 22,329
Other 548 1,140
609,517 574,355

Customer deposits by type
Netherlands Rest of the world Total
2020 2019 2020 2019 2020 2019
Non-interest bearing 24,206 19,030 42,211 24,782 66,417 43,812
Interest bearing 174,641 159,546 368,459 370,997 543,100 530,543
198,847 178,576 410,671 395,779 609,517 574,355

Savings accounts relate to the balances on savings accounts,

savings books, savings deposits, and time deposits of
private individuals.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
2020 2019
Trading liabilities 32,709 28,042
Non-trading derivatives 1,629 2,215
Designated at fair value through profit or loss 48,444 47,684
82,781 77,942

Trading liabilities

Trading liabilities by type
2020 2019
Equity securities 191 193
Debt securities 577 1,201
Funds on deposit 6,204 5,322
Derivatives 25,737 21,325
32,709 28,042

Non-trading derivatives
Non-trading derivatives by type
2020 2019
Derivatives used in:
-

fair value hedges
444 873
-

cash flow hedges
230 339
-

hedges of net investments in foreign operations
98 51
Other non-trading derivatives 857 953
1,629 2,215

Reference is made to Note 39 ‘Derivatives

and hedge accounting’ for information on derivatives used for hedge accounting.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Provisions

ING Group Annual Report 2020 on Form 20-F F -299

Other non-trading derivatives mainly includes interest rate

swaps and foreign currency swaps for hedging
purposes, but for which no hedge accounting is applied.

Designated at fair value through profit

or loss

Designated at fair value through profit or loss by type
2020 2019
Debt securities 6,276 8,053
Funds entrusted 41,911 39,386
Subordinated liabilities 258 246
48,444 47,684

As at 31 December 2020, the change in the fair value of financial liabilities designated at fair value through profit
or loss attributable to changes in credit risk is EUR 141 million (2019: EUR 139 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave

rise to market risk (i.e. mainly interest rate

risk based on yield curves).

The amount that ING Group is contractually required to pay

at maturity to the holders of financial liabilities
designated at fair value through profit or loss excluding

repurchase agreements is EUR 6,682 million (2019:
EUR 8,634 million).

Provisions

Provisions by type
2020 2019
Reorganisation provisions 381 385
Other provisions 310 303
691 688

Changes in reorganisation provisions
2020 2019
Opening balance 385 613
Additions 165 56
Releases -16 -49
Utilised -152 -234
Exchange rate differences -1 0
Closing balance 381 385

In 2020, the addition to the reorganisation provision is mainly attributable to refocusing of our activities in
Wholesale Banking and decision on the Maggie project, as well as additional restructuring costs in Retail Benelux and Other Challengers & Growth Markets. These initiatives are implemented over a period of several years and
the estimate of the reorganisation provisions is inherently

uncertain.

The addition to the reorganisation provision in 2019 is mainly related to ING’s closure of branches in the
Netherlands and updates in existing reorganisation provisions following the digital transformation programmes
of ING Bank.

Changes in other provisions
Litigation Other Total
2020 2019 2020 2019 2020 2019
Opening balance 102 165 201 234 303 399
Effect of change in accounting policies 7 7
Additions 46 74 32 46 78 120
Interest -1 -5 -1 -5
Releases -25 -31 -13 -38 -38 -68
Utilised -16 -104 -13 -12 -29 -116
Exchange rate differences -3 -1 -5 -0 -8 -1
Other changes 0 -0 4 -31 4 -31
Closing balance 105 102 205 201 310 303

Reference is made to Note 45 ‘Legal proceedings’

for developments in litigation provisions.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Other liabilities

ING Group Annual Report 2020 on Form 20-F F -300

In 2020, Other provisions – other includes provisions of EUR 17 million (2019: EUR 25 million) that relate to credit replacement facilities and EUR 75 million (2019: EUR 93 million) that relate to non-credit replacement off balance
facilities.

As at 31 December 2020, amounts expected to be settled within twelve months amount to EUR 139 million
(2019: EUR 146 million). The amounts included in Other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

Further reference is made to Note 28 ‘Other operating

expenses’.

Other liabilities

Other liabilities by type
2020 2019
Net defined benefit liability 350 483
Other post-employment benefits 83 84
Other staff-related liabilities 490 526
Share-based payment plan liabilities 2 6
Other taxation and social security contributions 435 442
Rents received in advance 15 9
Costs payable 2,018 2,111
Amounts to be settled 4,877 4,741
Lease liabilities 1,339 1,507
Other 1,999 2,921
11,609 12,829

Disclosures in respect of Net defined benefit liabilities are provided in Note 36 ‘Pension and other post-
employment benefits’.

Other staff-related liabilities includes vacation leave

provisions, variable compensation provisions, jubilee
provisions, and disability/illness provisions.

Costs payable relates to costs

attributable to 2020, which will be paid in subsequent periods.

Amounts to be settled includes primarily transactions not settled at the balance sheet date. The nature of these
transactions is short term and these are expected to settle shortly after the closing date of the balance sheet.

Lease liabilities includes primarily liabilities relating to Right of use assets. Reference is made to Note

9 ‘Property
and Equipment’.

The total cash outflow for leases in 2020 was EUR 273 million (2019: EUR 271 million).

Other relates mainly to balances on margin accounts or amounts payable to customers.

Debt securities in issue
Debt securities in issue relates to debentures and other issued debt securities with either fixed interest rates or
interest rates based on floating interest

rate levels, such as certificates of deposit and accepted bills issued by
ING Group, except for subordinated

items. Debt securities in issue does not include debt securities presented as
Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are issued on
terms other than those available in the normal course of business. The maturities of the debt securities are as follows:

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Subordinated loans

ING Group Annual Report 2020 on Form 20-F F -301
Debt securities in issue – maturities
2020 2019
Fixed rate debt securities
Within 1 year 18,315 26,871
More than 1 year but less than 2 years 8,339 10,358
More than 2 years but less than 3 years 6,193 9,527
More than 3 years but less than 4 years 2,731 6,321
More than 4 years but less than 5 years 3,685 2,836
More than 5 years 28,706 29,007
Total fixed

rate debt securities
67,969 84,920
Floating rate debt securities
Within 1 year 8,699 24,938
More than 1 year but less than 2 years 3,050 3,126
More than 2 years but less than 3 years 1,526 3,041
More than 3 years but less than 4 years 138 1,541
More than 4 years but less than 5 years 91 144
More than 5 years 592 816
Total floating rate

debt securities
14,095 33,608
Total debt securities 82,065 118,528

In 2020 Debt securities in issue decreased by EUR 36.5 billion because of lower funding needs driven by increased
TLTRO funding and the strong

growth of customer deposits. This decrease is mainly explained by a reduction of
EUR 18.2 billion in commercial paper,

a reduction of EUR 8.1 billion in certificates of deposits, a reduction of EUR
8.6 billion in matured long term bonds and a reduction of EUR 2.1 billion in matured covered bonds.

Subordinated loans

Subordinated loans by group companies
2020 2019
ING Groep N.V. 13,150 13,069
ING Group companies 2,654 3,519
15,805 16,588

Subordinated loans issued by ING Groep N.V.

include bonds issued to raise Tier 1 and Tier 2 (CRD IV eligible)
capital for ING Bank N.V.

Under IFRS these bonds are classified as liabilities and for regulatory purposes, they are considered capital. Subordinated loans issued by ING Group companies comprise, for the most part,
subordinated loans which are subordinated to all current

and future liabilities of ING Bank N.V.

Changes in subordinated loans

2020 2019
Opening balance

16,588 13,724
New issuances 2,165 3,429
Repayments -2,786 -933
Exchange rate differences

and other
-163 367
Closing balance 15,805 16,588

In 2020 ING Groep N.V.

issued in February USD 750 million 4.875% Perpetual Additional Tier 1 Contingent
Convertible Capital Securities and in May EUR 1.5 billion 2.125% Subordinated Tier 2 Notes.

In 2020 ING Bank N.V.

bought back USD 1 billion in February and USD 190 million in December 5.800% Tier 2 securities via a tender.

ING Groep N.V.

redeemed USD 1 billion 6.000% Perpetual Additional Tier 1 Contingent
Convertible

Capital Securities and USD 700 million 6.125% Perpetual Debt Securities in April.

The average interest

rate on subordinated loans is 3.73% (2019: 4.38%). The interest expense during the year
2020 was EUR 612 million (2019: EUR 660 million).

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Equity

ING Group Annual Report 2020 on Form 20-F F -302
19

Equity

Total equity
2020 2019 2018
Share capital and share premium

-

Share capital
39 39 39

-

Share premium
17,089 17,078 17,050
17,128 17,117 17,088
Other reserves

-

Revaluation reserve: Equity securities at FVOCI
1,181 1,580 1,914

-

Revaluation reserve: Debt instruments at FVOCI
309 322 398

-

Revaluation reserve: Cash flow hedge
1,450 1,208 604

-

Revaluation reserve: Credit liability
-117 -114 8

-

Revaluation reserve: Property in own use
221 253 204

-

Net defined benefit asset/liability remeasurement reserve
-307 -336 -394

-

Currency translation reserve
-3,636 -2,079 -2,043

-

Share of associates and joint ventures and other reserves
3,246 3,189 2,940

-

Treasury shares
-4 -10 -11
2,342 4,013 3,621
Retained earnings 32,149 29,866 28,339
Shareholders’ equity (parent) 51,619 50,996 49,049
Non-controlling interests 1,022 893 803
Total equity 52,640 51,889 49,851

Share capital and share premium
Share capital

Share capital
Ordinary shares (par value EUR 0.01)
Number x 1,000 Amount
2020 2019 2018 2020 2019 2018
Authorised share capital 14,729,000 14,729,000 14,729,000 147 147 147
Unissued share capital 10,828,331 10,832,266 10,837,272 108 108 108
Issued share capital 3,900,669 3,896,734 3,891,728 39 39 39

Changes in issued share capital
Ordinary shares
(par value EUR 0.01)
Number x 1,000 Amount
Issued share capital as at 1 January 2018 3,885,790 39
Issue of shares 5,938
Issued share capital as at 31 December 2018 3,891,728 39
Issue of shares 5,006
Issued share capital as at 31 December 2019 3,896,734 39
Issue of shares 3,934
Issued share capital as at 31 December 2020 3,900,669 39

In 2020, ING Groep N.V.

issued 3.9 million ordinary shares (2019: 5.0 million ordinary shares, 2018: 5.9 million).
These issues were made in order to fund obligations arising from share-based employee incentive programmes.

In 2020, 2019 and 2018 respectively, ING Groep

N.V.

issued USD 750 million, USD 2,750 million and nil Perpetual
Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions to such conversion are fulfilled. As a
result

of this conversion, the issued share capital can increase by no more than 83 million ordinary shares (2019:
306 million ordinary shares). Reference is made to Note 18 ‘Subordinated loans’.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Equity

ING Group Annual Report 2020 on Form 20-F F -303
Ordinary shares
All ordinary shares are registered. No share certificates

have been issued. The par value of ordinary shares is EUR
0.01. The authorised ordinary share capital of ING Groep N.V.

currently consists of 14,729 million ordinary shares.
As at 31 December 2020, 3,901 million ordinary shares were issued and fully paid.
Ordinary shares held by ING Group (Treasury shares)
As at 31 December 2020, 0.6 million ordinary shares (2019: 0.9 million and 2018: 1.1 million) of ING Groep N.V.
with a par value of EUR 0.01 are held by ING Groep N.V.

or its subsidiaries. The obligations with regard to the
existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

Share premium
Share premium
2020 2019 2018
Opening balance 17,078 17,050 17,006
Issue of shares 11 28 44
Closing balance 17,089 17,078 17,050

The increase in share premium, is a result of the issuance of ordinary shares related to share

-based employee
incentive programmes.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Equity

ING Group Annual Report 2020 on Form 20-F F -304
Other reserves
Revaluation reserves

Changes in revaluation reserve
Equity securities at FVOCI Debt instruments at FVOCI AFS and other Cash flow hedge Credit liability Property in own use
2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018
Opening balance 1,580 1,914 n/a 322 398 n/a n/a n/a 3,447 1,208 604 263 -114 8 n/a 253 204 203
Effect of change in accounting policy due to the implementation of IFRS 9
2,432 629 -3,447 -190
Changes in credit liability reserve -19 -116 199
Unrealised revaluations -337 137 -461 20 -43 -177 242 604 342 -7 58 3
Realised gains/losses transferred to the statement

of profit or loss

-33 -33 -54
Realised revaluations transferred

to retained earnings
-1 -472 -56 16 -6 -26 -9 -2
Other changes -62
Closing balance 1,181 1,580 1,914 309 322 398 n/a n/a n/a 1,450 1,208 604 -117 -114 8 221 253 204

Equity securities at FVOCI
In 2020, the unrealised revaluations of EUR -337 million includes revaluation of shares in Bank of Beijing for

EUR -
339 million. Other changes of EUR -62 million is related to prior years revaluations of Visa shares, which are
reclassified to Financial assets at fair value through profit or loss and for which the unrealized revaluation up until
2019 is transferred to retained

earnings. Reference is made to note 5 ‘Financial assets at fair value through other
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
2020 the interest rate swaps

had a positive revaluation of EUR 242 million which is recognised in cash flow hedge reserve.

Net defined benefit asset/liability remeasurement reserve
Reference is made to Note 36 ‘Pension and other post

-employment benefits’.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Equity

ING Group Annual Report 2020 on Form 20-F F -305
Currency translation reserve

Changes in currency translation reserve
2020 2019 2018
Opening balance -2,079 -2,043 -1,663
Unrealised revaluations 106 -134 71
Realised gains/losses transferred to the statement

of profit or loss

-1 -138
Exchange rate differences -1,662 236 -451
Closing balance -3,636 -2,079 -2,043

Unrealised revaluations relates to

changes in the value of hedging instruments that are designated as net investment hedges. The hedging strategy is to

hedge the CET1 ratio. The net decrease of unrealized revaluations and Exchange rate differences

of EUR -1,557 million is related to several currencies including USD (EUR -536 million), TRY (EUR -406 million) PLN (EUR -137 million) and RUB (EUR -104 million).
In 2019 realised gains/losses transferred to

the statement of profit or loss is related to the sale of shares in Kotak
Mahindra Bank (EUR -119 million) and the effect of the merger transaction of TMB (EUR -18 million).

Share of associates and joint ventures and other reserves

Changes in share of associates, joint ventures and other reserves
2020 2019 2018
Opening balance 3,189 2,940 2,527
Effect of change in accounting policy due to the implementation of IFRS 9
-28
Result for the year 94 180 160
Transfer

to/from retained earnings
-37 69 280
Closing balance 3,246 3,189 2,940

The Share of associates, joint ventures and other reserves includes non-distributable profits from associates and
joint ventures of EUR 644 million (2019: EUR 624 million). Other reserves includes a statutory reserve of EUR
1,912 million (2019: EUR 1,818 million) related to the former Stichting Regio Bank and the former Stichting
Vakbondsspaarbank SPN and a legal reserve of EUR 688 million (2019: EUR 736 million) related to own developed
software.
Treasury shares

Changes in treasury shares
Amount Number
2020 2019 2018 2020 2019 2018
Opening balance -10 -11 -15 919,387 1,137,701 944,257
Purchased/sold 5 1 4 -347,716 -218,314 193,444
Closing balance -4 -10 -11 571,671 919,387 1,137,701

Retained earnings

Changes in retained earnings

2020 2019 2018
Opening balance 29,866 28,339 27,022
Effect of change in accounting policy due to the implementation of IFRS 9
-390
Transfer

to/from other reserves
108 418 -211
Result for the year 2,156 3,723 4,601
Dividend -2,650 -2,607
Employee stock options and share plans 11 13 19
Changes in composition of the group and other changes 6 23 -96
Closing balance 32,149 29,866 28,339

Changes in the composition of the group
Changes in the composition of the group mainly relate to Payvision. In

2018 ING Bank obtained control over
Payvision Holding B.V.

(Payvision) by acquiring 75% of its shares. The share purchase agreement included a put option exercisable by the original shareholders and a call option exercisable by ING for the remaining 25% shares.
The put and call option led to the recognition of a financial liability with initial recognition through shareholders’
equity of EUR 87 million related

to Payvision.

In November 2019 ING Bank agreed to purchase the remaining 25% shares in three tranches between November
2019 and April 2020 for a total consideration of EUR 90 million. Given that ING already had control over

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Equity

ING Group Annual Report 2020 on Form 20-F F -306
Payvision, the acquisition of 23% of the shares in 2019 and 2% in 2020 represents a shareholder transaction and resulted in a transfer between Non-controlling

interest and Shareholders equity of EUR 24 million in 2019 and
EUR 2 million in 2020.
Dividend
In 2020, a cash dividend of nil (2019: EUR 2,650 million and 2018: EUR 2,607 million) was paid to the shareholders of ING Group.

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

Stichting
Vakbondsspaarbank SPN.

As at 31 December 2020, an amount of EUR 1,912 million (2019: EUR 1,818 million; 2018: EUR 1,638 million)
related to the former Stichting Regio Bank and the former

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

Non-distributable reserves
2020 2019 2018
ING Bank 9,829 8,397 7,603
Other 2 0 97
Non-distributable reserves 9,831 8,398 7,700

In addition to the legal and regulatory restrictions on distributing dividends from subsidiaries, associates and joint
ventures to ING Groep N.V.

there are various other considerations and limitations that

are taken into account in
determining the appropriate levels of equity in the Group’s

subsidiaries, associates and joint ventures. These
considerations and limitations include, but are not restricted to,

minimum capital requirements that are imposed
by industry regulators in the countries in which the subsidiaries, associates and joint ventures operate, or other
limitations which may exist in certain countries and may

or may not be temporary in nature. It is not possible to
disclose a reliable quantification of these limitations. For an overview of the minimal capital requirements of ING
Group refer to the ‘Capital Management’ section.

Without prejudice to the authority of the Executive Board to allocate profits to reserves and to the fact that the
ordinary shares are the most junior securities issued by ING Groep N.V.,

no specific dividend payment restrictions
with respect to ordinary shares exist. The European Central

Bank has recommended banks in December 2020 to
limit dividend distributions out of cumulative 2019 and 2020 profits, given the persisting uncertainty over the
economic impact the Covid-19 pandemic.
Refer to ‘Capital Management’ section for further details.

Furthermore, ING Groep N.V.

is subject to legal restrictions with respect to repayment

of capital to holders of
ordinary shares. Pursuant to the Dutch Civil Code, capital may only be repaid if none of ING Groep N.V.’s creditors opposes such a repayment within two months following the announcement of a resolution to that
effect.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Equity

ING Group Annual Report 2020 on Form 20-F F -307
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

The dividend on the cumulative preference shares will be equal to a percentage,

calculated on the amount
compulsorily paid up or yet to be paid up. This percentage shall be equal to the average of the Euro short-term
rate (€STR) as calculated by the European

Central Bank during the financial year for which the distribution is made; this percentage being weighted on the basis of the number of days for which it applies, and increased by
2.585 percentage points.

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Net interest income

ING Group Annual Report 2020 on Form 20-F F -308
Notes to the Consolidated statement

of profit or loss
20

Net interest income

Net interest income
2020 2019 2018 2020 2019 2018
Interest income on loans 15,624 19,028 18,966 Interest expense on deposits from banks 177 361 362
Interest income on financial assets at fair value through

OCI
512 615 554 Interest expense on customer deposits 1,331 2,934 2,607
Interest income on debt securities at amortised cost 508 673 780 Interest expense on debt securities in issue 1,732 2,350 2,254
Interest income on non-trading derivatives (hedge

accounting)
3,392 4,319 4,497 Interest expense on subordinated loans 612 660 711
Negative interest on liabilities 678 422 453 Negative interest on assets 353 349 412
Total interest

income using effective interest rate

method
20,715 25,056 25,249
Interest expense on non-trading derivatives (hedge

accounting)
3,198 4,615 4,826
Total interest

expense using effective interest rate

method
7,402 11,268 11,171
Interest income on financial assets at fair value through

profit or loss
658 1,897 1,795
Interest income on non-trading derivatives (no hedge accounting) 1,154 1,181 1,059
Interest expense on financial liabilities at fair value through profit or loss
514 1,695 1,578
Interest income other

32 30 25
Interest expense on non-trading derivatives (no hedge

accounting)
1,029 1,311 1,387
Total other interest

income
1,843 3,107 2,880 Interest expense on lease liabilities 18 25 n/a
Total inter

est income

22,559 28,163 28,129 Interest expense other 44 54 33
Total other interest

expense
1,605 3,084 2,997
Total interest

expense
9,007 14,353 14,169
Net interest income 13,552 13,811 13,960

Total

net interest income amounts to EUR 13,552 million (2019: EUR 13,811 million). The decrease is mainly caused by continued margin pressure on customer deposits on both savings and current accounts due to lower
reinvestment yields. In addition, average

liability volumes increased over the year whereas customer lending volumes decreased. Negative interest

on liabilities in 2020, amounting to EUR 678 million (2019: EUR 422 million)
includes interest income on ING’s

participation in TLTRO III of EUR 164 million and TLTRO

II of EUR 24 million
(2019: TLTRO II EUR 57 million). Any conditional

benefit from TLTRO

III on net interest income has not been
included yet.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Net fee and commission income

ING Group Annual Report 2020 on Form 20-F F -309
21

Net fee and commission income

Fee and commission income
2020 2019 2018
Funds transfer 1,428 1,513 1,394
Securities business 805 603 618
Insurance broking 200 191 173
Asset management fees 244 205 170
Brokerage and advisory fees 658 611 584
Other 1,180 1,317 1,302
4,514 4,439 4,240

Other fee and commission income mainly consists of commission fees in respect of bank guarantees of EUR 187
million (2019: EUR 202 million; 2018: EUR 207 million), in respect of underwriting syndication loans of EUR 16 million (2019: EUR 10 million; 2018: EUR 4 million), in respect of structured finance fees of EUR 126 million (2019:
EUR 141 million; 2018: EUR 129 million), and in respect of collective instruments distributed but not managed by
ING of EUR 163 million (2019: EUR 167 million; 2018: EUR 165 million).

Fee and commission expenses
2020 2019 2018
Funds transfer 601 659 597
Securities business 147 140 170
Insurance broking 4 2 2
Asset management fees 9 8 4
Brokerage and advisory fees 330 282 220
Other 413 481 448
1,503 1,571 1,442

Reference is made to Note 34 ‘Segments’ which includes net fee and commission income, as reported to the
Executive Board and the Management Board Banking, disaggregated by line of business and by geographical
segment.

Valuation results and net trading income

Valuation results and net trading income
2020 2019 2018
Securities trading results -500 974 -722
Derivatives trading results 701 -998 540
Other trading results 72 117 116
Change in fair value of derivatives relating to
–

fair value hedges
1
538 507 185
–

cash flow hedges (ineffective portion)
-5 47 -19
–

other non-trading derivatives
1
-90 -732 868
Change in fair value of assets and liabilities (hedged items) -541 -518 -176
Valuation results on assets and liabilities designated at

FVPL (excluding trading)
-123 -358 366
Foreign exchange transactions results 422 801 69
474 -159 1,227

1 The 2019 prior period has been updated to improve consistency and comparability.

Securities trading results includes the results of market making in instruments such as government securities,
equity securities, corporate debt securities, money-market

instruments, and interest rate derivatives

such as
swaps, options, futures, and forward

contracts.

The portion of trading gains and losses relating to trading securities still held as at 31 December 2020 amounts to
EUR -690 million (2019: EUR -82 million; 2018: EUR 396 million).

The majority of the risks involved in security and currency trading is economically hedged with derivatives.

The
securities trading results are partly offset by results on these derivatives.

The result of these derivatives is
included in Derivatives trading results.

Other trading results include the results of trading loans and funds entrusted.

Foreign exchange transactions results include gains

and losses from spot and forward contracts, options, futures, and translated foreign currency assets and liabilities. The result on currency trading is included in foreign
exchange transactions results.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Investment income

ING Group Annual Report 2020 on Form 20-F F -310

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

IFRS does not always
allow netting of these positions in the statement of financial position. Reference is made to Note 4 ‘Financial
assets at fair value through profit or loss’ and Note 14 ‘Financial liabilities at fair value through profit or loss’ for
information on trading assets and trading liabilities respectively

.

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

In general, the fair value movements are influenced by changes in the market conditions, such as stock prices,
credit spreads, interest rates

and currency exchange rates. Following

the increased concerns about the Covid-19
pandemic, the global financial markets experienced more volatility than usual in the first half of 2020 which had considerable impact on the results. Aided by substantial central bank intervention, markets have recovered

and
stabilised during the second half of 2020 and volatility has largely returned to pre-pandemic levels.

Furthermore, derivatives trading results is also impacted by fair value movements arising from changes in credit
spreads (CVA and DVA),

bid offer spreads, model risk and incremental cost of funding on derivatives

(FVA and
CollVA). As result of the economic consequences of the Covid-19 pandemic, ING also observed significant widening of the spreads resulting in increased negative fair value changes. As markets stabilised in the second
half of 2020 and spreads tightened, the fair value changes decreased again.

In 2020, Derivatives trading results include EUR 17 million CVA/DVA adjustments on trading derivatives (2019:
EUR 39 million; 2018: EUR -20 million).

‘Valuation results on assets and liabilities designated at fair value through profit or loss’ include fair value
changes on financial liabilities driven by changed market conditions as disclosed in Note 14 ‘Financial liabilities at fair value through profit or loss’.

In 2020, Valuation results on assets and liabilities designated at fair value through profit or loss (excluding
trading) include fair value adjustments on own issued notes amounting to EUR -1 million (2019: EUR -424 million;
2018: EUR 302 million).

Interest income from trading assets in 2020 amounted

to EUR 13,412 million (2019: EUR

15,187 million; 2018:
13,924 million). Interest expense from trading liabilities in 2020 amounted to EUR 13,052 million (2019: EUR
14,922 million; 2018: 13,976 million).

Investment income

Investment income
2020 2019 2018
Dividend income 107 115 102
Realised gains/losses on disposal of debt instruments measured at FVOCI 44 46 77
Income from and fair value gains/losses on investment

properties
1 27 4
Investment income 152 188 183

In 2020, 2019 and 2018 dividend income mainly consists of dividend received from ING’s equity stake in Bank of
Beijing.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Result on disposal of group companies

ING Group Annual Report 2020 on Form 20-F F -311
24

Result on disposal of group companies

Result on disposal of group companies
2020 2019 2018
ING Lease Italy -2 -123
ING Mauritius 119
Cel Data Services

-3
-3 117 -123

In 2020 ING realized a EUR -3 million loss on the sale of Cel Data Services N.V.

against net assets disposed of EUR
4 million. Cel Data Services N.V.

is active in ATM services including cash loading and ICT managed services for
ING’s Belgian retail branche

s, other Belgian financial institutions and retail shops.

In 2019 the Result on disposal of group companies is mainly impacted by the sale of ING’s stake in Kotak
Mahindra Bank by ING Mauritius during 1Q 2019. ING Mauritius is in the process of being liquidated and consequently, the release

of the currency translation reserve (CTA)

and the release of the Net Investment
Foreign Entities reserve resulted in a one-off gain of EUR 119 million.

The Result on disposal of group companies includes the result (fair value less cost to sell) on the sale of part of the ING Lease Italy business amounting to EUR -123 million, which was recognised in 2018 and a final result of
EUR -2 million recognised in 2019.

Net result on derecognition of financial assets measured at amortised cost

Net result on derecognition of financial assets measured at amortised cost
2020 2019
1
2018
1
Loans at amortised cost 4 13 17
Securities at amortised cost 185 24 0
Net result on derecognition of financial assets measured at amortised cost 189 38 18

1 Net result on derecognition of financial assets measured at amortised cost was included in note 26 Other income in prior years.

In 2020, driven by exceptional market circumstances

in the first quarter,

ING realised a profit on the sale of debt
securities at amortised cost of EUR 186 million.

Other income
In 2020, Other income of EUR 20 million (2019: EUR 214 million; 2018: EUR 118 million) includes the positive recovery of defaulted receivables of EUR 27 million (2019: EUR 32 million). In addition, Other income is impacted by positive and negative non-recurring results, including a loss of EUR 58 million following a settlement with the
Australian Tax

Authorities related to former insurance activities, that were fully indemnified by NN Group. This
was offset by a tax profit for the same amount resulting

from the release of the provision for uncertain tax
positions in current tax liabilities. In 2019, Other income also included the recognition of EUR 79 million receivable related to the insolvency of a financial institution.

Staff Expenses

Staff expenses
2020 2019 2018
Salaries 3,751 3,572 3,287
Pension costs and other staff-related benefit

costs
395 366 385
Social security costs 538 530 509
Share-based compensation arrangements 19 41 49
External employees 881 974 901
Education 43 64 87
Other staff costs 186 208 202
5,812 5,755 5,420

Share-based compensation arrangements include EUR 17 million (2019: EUR 38 million; 2018: EUR 46 million)
relating to equity-settled share-based payment

arrangements and EUR 2 million (2019: EUR 3 million; 2018: EUR
3 million) relating to cash-settled share-based payment arrangements.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Staff Expenses

ING Group Annual Report 2020 on Form 20-F F -312
Number of employees
Netherlands Rest of the world Total
2020 2019 2018 2020 2019 2018 2020 2019 2018
Total average

number
of internal employees at full time
equivalent basis
15,201 14,415 13,600 40,701 39,016 38,633 55,901 53,431 52,233

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

ING grants various types of share awards, namely deferred

shares, performance shares and upfront shares, which
form part of the variable remuneration offering via the Long-term

Sustainable Performance Plan (LSPP). The
entitlement to the LSPP share awards is granted

conditionally. If the participant remains in employment for

an
uninterrupted period between the grant date and the vesting

date, the entitlement becomes unconditional, with
the exception of the upfront shares which are

immediately vested upon grant. Additionally,

a condition before
vesting is applied to performance shares until 2018. As of 2019, this performance condition is no longer applicable. Upfront and deferred shares awarded

to the Management Board members of ING Group as well as
identified staff,

have a retention obligation that must

be adhered to upon vesting, typically a minimum retention
of 12 months applies. ING has the authority to apply a holdback to awarded but unvested shares and a clawback to vested shares.

In addition to the LSPP share awards, ING paid a number of senior employees fixed shares. The number of shares were determined each month from a cash value that forms part of the employee fixed remuneration. The shares
were immediately vested to the employee,

but had a minimum holding requirement of two years before

the
employee can dispose of the shares. The fixed shares are not subject to holdback or clawback.

The share awards granted in 2020 relate

to the performance year 2019. In 2020, 63,837

share awards (2019: 0;
2018:31,743) were granted to the members of the Executive

Board of ING Groep N.V.,

and

122,338 share awards
(2019: 2,837; 2018: 80,036) were granted to the Management Board

Banking. To senior management

and other
employees

3,678,776 share awards (2019: 2,167,817; 2018: 3,989,214) were granted.

In 2010, the Group Executive Board decided not to continue the option scheme as from 2011. The existing option
schemes have run off during the year as the option rights have expired.

The obligations with regard to share plans are

funded by newly issued shares at the discretion of ING Group.
Changes in share awards
Share awards (in numbers)
Weighted average

grant date fair
values (in euros)
2020 2019 2018 2020 2019 2018
Opening balance 3,857,048 5,854,999 7,222,279 11.14 11.62 11.46
Granted 3,864,951 2,170,654 4,100,993 5.12 10.04 12.50
Performance effect 341,623 11.12 11.65
Vested -3,690,340 -3,945,020 -5,565,093 9.01 11.23 12.05
Forfeited -153,440 -223,585 -244,803 8.55 11.39 11.52
Closing balance 3,878,219 3,857,048 5,854,999 7.25 11.14 11.62

As at 31 December 2020 the share awards consists of 3,326,457 share awards (2019: 3,346,004; 2018: 5,211,339)
relating to equity-settled share-based payment

arrangements and 551,762 share awards (2019: 511,044; 2018:
643,660) relating to cash-settled share-based payment arrangements.

The fair value of share awards granted

is recognised as an expense under Staff expenses and is allocated over the
vesting period of the share awards. The fair value calculation takes into account the current

stock prices,
expected volatilities and the dividend yield of ING shares.

As at 31 December 2020, total unrecognised compensation costs related to share awards amount to EUR 10
million (2019: EUR 15 million; 2018: EUR 29 million). These costs are expected to be recognised over a weighted average period of 1.6 years (2019: 1.4 years;

2018: 1.4 years).

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Other operating expenses

ING Group Annual Report 2020 on Form 20-F F -313
Changes in option rights outstanding
Options outstanding
Weighted average

exercise price
(in numbers) (in euros)
2020 2019 2018 2020 2019 2018
Opening balance 2,356,343 5,123,853 15,141,980 7.35 5.69 12.36
Exercised -679,471 -2,186,316 -827,755 7.34 4.40 5.91
Forfeited -2,490 -45,852 -89,816 7.35 7.01 8.09
Expired -1,674,382 -535,342 -9,100,556 7.36 3.51 16.75
Closing balance 0 2,356,343 5,123,853 7.35 5.69

The weighted average share price at

the date of exercise for options exercised

during 2020 is EUR 5.73 (2019:
EUR 10.89; 2018: 13.65). All option rights are vested.

Other operating expenses
Other operating expenses
2020 2019 2018
Regulatory costs 1,105 1,021 947
Audit and non-audit services 29 30 26
IT related expenses 812 759 779
Advertising and public relations 335 391 402
External advisory fees 418 416 358
Office expenses 320 325 564
Travel and

accommodation expenses
68 140 179
Contributions and subscriptions 110 108 91
Postal charges 38 46 54
Depreciation of property and equipment
1
578 551 312
Amortisation of intangible assets 251 237 209
Impairments and reversals of impairments of tangible and intangible assets 558 59 19
Addition to / (unused amounts reversed of) provision for reorganisations 149 6 4
Addition to / (unused amounts reversed of) other provisions 39 29 -13
Other 532 477 1,332
5,341 4,598 5,262

1 Includes depreciation expenses of right-of-use assets as recognised under IFRS 16 in 2020 and 2019.

Regulatory costs
Regulatory costs represent contributions to

the Deposit Guarantee Schemes (DGS), The Single Resolution Fund
(SRF), local bank taxes and local resolution funds. Included in Regulatory costs for 2020, are contributions to DGS
of EUR 413 million (2019: EUR 362 million; 2018: EUR 364 million) mainly related to the Netherlands, Germany,
Belgium, Poland, and Spain and contributions to the SRF and local resolution funds of EUR 277 million (2019: EUR
239 million; 2018: EUR 208 million).
In 2020 local bank taxes decreased by EUR 6 million from EUR 420 million in 2019 to EUR 414 million (2018: EUR
375 million). This was caused by a decrease of EUR 10 million in Romania following abolishment of its bank tax in
2020. Excluding this effect, total bank taxes

increased with EUR 4 million.

Audit and non-audit services
Total

audit and non-audit services include the following fees for services provided by the Group’s auditor.

Fees of Group’s auditors
2020 2019 2018
Audit fees 25 21 19
Audit related fees 1 2 1
Total

1
26 23 20

1

The Group’s auditors did not provide any non-audit services.

Fees as disclosed in the table above relate to the network of the Group’s auditors and are the amounts related to
the respective years, i.e. on an accrual basis. The increase in audit fees 2020 follow from the re-appointment of
the current auditor that also triggered a revision of the audit fees. In 2019, the increase primarily relates to audit
activities for the implementation of IFRS 16, new statutory audits and new IT systems in scope.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Other operating expenses

ING Group Annual Report 2020 on Form 20-F F -314
Impairments and reversals of impairments of tangible and intangible assets
Impairments and reversals of impairments of tangible and intangible assets

Impairment losses Reversals of impairments Total
2020 2019 2018 2020 2019 2018 2020 2019 2018
Property and equipment 52 4 9 -9 -6 -17 43 -3 -8
Property development 2 1 15 2 1 15
Goodwill 310 310
Software and other intangible assets 202 61 12 202 61 12
567 66 35 -9 -7 -17 558 59 19

Impairment losses on property and equipment in 2020 follow from the changes in intended use of right-of-use property due to the changes in the future way of working post-pandemic.
In 2018, impairment losses on property development mainly relate to impairments in Spain and Italy due to lower expected net realisable values.

The reversals of impairments on property and equipment in 2018 relate to impairments previously recognised in
the statement of profit or loss and mainly include impairments on property in own use that were reversed
following the sale of office buildings.

Goodwill impairment test performed in the second quarter of 2020 resulted in goodwill impairment losses for
EUR 310 million in the CGUs Retail Belgium and Wholesale Banking.

Impairment losses on software and other intangible assets in 2020 mainly include software that was impaired for an amount of EUR 141 million following the decision to discontinue Project Maggie (previously called Model
Bank). This is primarily related to capitalised software development costs

.

In addition, impairment losses of EUR
19 million were recognised related to purchased software

and of EUR 35 million related to intangible assets in
the payments and cash management business.

2019 and 2018 impairment losses on software and intangible assets relate to rescoping of IT transformation
programs.

Reference is made to Note 9 ‘Property and equipment

’

and Note 10 ‘Intangible assets’ .

Addition to / (unused amounts reversed of) provision for reorganisations
Included in Addition to / (unused amounts reversed of) provision for reorganisations in 2020 are increases due to
refocusing of ING’s

activities in Wholesale Banking and decisions on the Maggie project, as well as additional restructuring costs in Retail Benelux and Other Challengers & Growth

Markets. Reference is made to

Note 15
‘Provisions’.

Addition to / (unused amounts reversed of) other provisions
Included in Addition to / (unused amounts reversed of) other provisions in 2020 are movements mainly in the litigation provision and the general provision for

cybercrime in the Netherlands. Reference is made to Note 15
‘Provisions’ and Note 45

‘Legal proceedings’.

Other
In 2018 Other operating expenses - Other included, amongst others, the settlement with the Dutch Public
Prosecution Service of EUR 775 million. The settlement related to previously disclosed investigations regarding
various requirements for client on-boarding and the prevention of money laundering and corrupt practices.
Reference is made to Note 45 ‘Legal proceedings’.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Earnings per ordinary share

ING Group Annual Report 2020 on Form 20-F F -315
29

Earnings per ordinary share
Earnings per ordinary share
Weighted average

number of ordinary

shares outstanding

Amount during the period Per ordinary share
(in EUR million) (in millions) (in EUR)
2020 2019 2018 2020 2019 2018 2020 2019 2018
Basic earnings 2,250 3,903 4,761 3,898.9 3,894.8 3,888.9 0.58 1.00 1.22
Basic earnings from continuing
operations
2,250 3,903 4,761 0.58 1.00 1.22
Effect of dilutive instruments:
Stock option and share plans 2.2 0.5 1.5
2.2 0.5 1.5
Diluted earnings
2,250 3,903 4,761 3,901.1 3,895.3 3,890.4 0.58 1.00 1.22
Diluted earnings from continuing
operations
2,250 3,903 4,761 0.58 1.00 1.22

Dilutive instruments
Diluted earnings per share is calculated as if the stock options and share plans outstanding at the end of the period had been exercised at the beginning of the period and assuming that the cash received from exercised stock options and share plans is used to buy own shares against the average market price during the period. The
net increase in the number of shares resulting from exercising stock options and share plans is added to the
average number of shares used for the calculation of diluted earnings per share

.

Dividend per ordinary share
Dividends to shareholders of the parent
Per
ordinary
share

(in EUR)
Total

(in EUR
million)
Dividends on ordinary shares:
In respect of 2018

- Interim dividend, paid in cash in August 2018
0.24 934

- Final dividend, paid in cash in May 2019
0.44 1,714
Total dividend in respect

of 2018
0.68 2,648
In respect of 2019

- Interim dividend, paid in cash in August 2019
0.24 935

- Final dividend
0
Total dividend in respect

of 2019
0.24 935
In respect of 2020

- Interim dividend, paid in February 2021
0.12 468
Total dividend in respect

of 2020
0.12 468

ING Groep N.V.

is required to withhold tax of 15% on dividends paid.
In March 2020, ING Group announced that it will suspend any payment of dividends until 1 October 2020 following an industry wide recommendation of the ECB. The ECB subsequently updated their recommendation, lastly in December 2020, extending the timeframe to 1 October 2021. Final dividend 2019 was therefore not paid
in 2020.
ING paid in February 2021 a cash-only interim dividend of EUR 468 million (EUR 0.12 per share). This amount is equal to 15% of adjusted net profit for 2020, in line with the ECB recommendation of 15 December 2020, which included a definition of adjusted net profit.
Refer to note 51 Capital Management

for more information about the change in ING’s

dividend policy and the
ECB recommendations regarding dividend payments

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Net cash flow from operating activities

ING Group Annual Report 2020 on Form 20-F F -316
31

Net cash flow from operating activities
The table below shows a detailed overview of the net cash flow from operating activities.
Cash flows from operating activities
2020 2019 2018
Cash flows from operating activities
Result before tax 3,399 5,653 6,986
Adjusted for: - Depreciation and amortisation 829 789 520
-

Addition to loan loss provisions
2,675 1,120 656
-

Other non-cash items included in result before tax
1,671 1,213 -1,763
Taxation

paid
-1,734 -2,345 -1,602
Changes in:
–

Loans and advances to banks, not available on demand
10,033 -1,338 -777
–

Deposits from banks, not payable on demand
43,044 -2,574 566
Net change in loans and advances to/ from banks, not available/ payable on
demand
53,078 -3,911 -211
–

Trading assets
-2,101 605 16,928
–

Trading liabilities
4,667 -3,173 -7,018
Net change in Trading assets and Trading

liabilities
2,566 -2,568 9,910
Loans and advances to customers 2,876 -16,687 -31,356
Customer deposits 39,740 18,040 19,709
–

Non–trading derivatives
-1,440 1,072 -215
–

Assets designated at fair value through profit or loss
-1,369 -7 -725
–

Assets mandatorily at fair value through profit or loss
-1,963 23,343 -6,968
–

Other assets
1,082 1,363 684
–

Other financial liabilities at fair value through profit or loss
1,189 -12,235 10,522
–

Provisions and other liabilities
-1,355 -1,784 769
Other -3,856 11,752 4,067
Net cash flow from/(used in) operating activities 101,243 13,055 6,915

Changes in liabilities arising from financing activities
Changes in liabilities arising from financing activities
Debt securities in issue Subordinated Loans Lease liabilities
Total Liabilities from
financing activities
2020 2019 2020 2019 2020 2019 2020 2019
Opening balance 118,528 119,751 16,588 13,724 1,507 n/a 136,622 133,475
Effect of change in accounting
policy due to the
implementation of IFRS 16
1,301 1,301
Cashflows:
Additions 65,308 90,793 2,165 3,429 0 0 67,472 94,222
Redemptions / Disposals -99,212 -94,497 -2,786 -933 -273 -271 -102,270 -95,700
Non cash changes:
Amortisation 68 135 5 1 18 25 92 161
Other -105 21 -20 26 118 443 -6 490
Changes in FV 880 1,018 397 201 0 0 1,277 1,220
Foreign exchange movement -3,403 1,306 -545 140 -31 8 -3,980 1,454
Closing balance 82,065 118,528 15,805 16,588 1,339 1,507 99,208 136,622

Cash and cash equivalents
Cash and cash equivalents
2020 2019 2018
Treasury bills and other eligible bills 0 43 159
Deposits from banks/Loans and advances to banks 478 786 -2,617
Cash and balances with central banks 111,087 53,202 49,987
Cash and cash equivalents at end of year 111,566 54,031 47,529

Treasury bills and other eligible bills included in cash and cash equivalents
2020 2019 2018
Treasury bills and other eligible bills included in trading assets 0 0 17
Treasury bills and other eligible bills included in securities at AC 43 142
0 43 159

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Segments

ING Group Annual Report 2020 on Form 20-F F -317

Deposits from banks/Loans and advances to banks
2020 2019 2018
Included in cash and cash equivalents:
–

Deposits from banks
-8,788 -8,519 -8,520
–

Loans and advances to banks
9,266 9,304 5,903
478 786 -2,617
Not included in cash and cash equivalents:
–

Deposits from banks
-69,310 -26,307 -28,811
–

Loans and advances to banks
16,098 25,832 24,519
-53,212 -476 -4,292
Total as included in the statement

of financial position:
–

Deposits from banks
-78,098 -34,826 -37,330
–

Loans and advances to banks
25,364 35,136 30,422
-52,733 310 -6,909

Cash and cash equivalents includes deposits from banks and loans and advances to banks that are on demand.

Included in Cash and cash equivalents, are minimum mandatory reserve deposits to be held with various central banks. Reference is made to Note 42 ‘Transfer

of financial assets, assets pledged and received as collateral’ for restrictions on Cash and balances with central banks.

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

Specification of the main sources of income of each of the segments by line of business
Segments by line of business

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Segments

ING Group Annual Report 2020 on Form 20-F F -318

Specification of geographical split of the segments
Geographical segments Main countries
The Netherlands
Belgium Including Luxembourg
Germany Including Austria
Other Challengers
Australia, Czech Republic, France, Italy,

Spain, Portugal, Other
Growth Markets
Poland, Romania, Turkey,

Philippines and Asian stakes
Wholesale Banking Rest of World UK, Americas, Asia and other countries in Central and Eastern Europe
Other Corporate Line and the run-off portfolio of Real Estate

ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment using
results based on figures according to IFRS as adopted by the European Union (IFRS-EU). The Executive

Board and
the Management Board Banking consider this measure to be relevant to an understanding of the Group’s
financial performance, because it allows investors to

understand the primary method used by management to
evaluate the Group’s

operating performance and make decisions about allocating resource

s.

In addition, ING Group believes that the presentation of results in accordance with IFRS-EU helps investors
compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing
operations and the profitability of the segment businesses. IFRS-EU result is derived by including the impact of the IFRS-EU ‘IAS 39 carve out’ adjustment.

The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the
mortgage and savings portfolios in the Benelux, Germany and Other Challengers that are not eligible under IFRS-
IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB,

the fair value
changes of the derivatives are not offset by fair val

ue changes of the hedge items (mortgages and savings).

The segment reporting in the annual report on Form 20-F has been prepared in accordance with International
Financial Reporting Standards as issued by the EU (IFRS-EU) and reconciled to International

Financial Reporting
Standards as issued by the International Accounting Standards Board (IFRS-IASB)

for consistency with the other
financial information contained in this report. The difference between the accounting standards is reflected in
the Wholesale Banking segment, and in the geographical split of the segments in the Netherlands, Belgium,
Germany and Other Challengers.

Reference is made to Note 1 ‘Basis of preparation

and accounting policies’ for a reconciliation between IFRS-EU and IFRS-IASB. Corporate expenses are allocated

to business lines based on time spent by head office personnel, the relative number of staff,

or on the basis of income, expenses and/or assets of the segment.

ING Group reconciles the total segment results to the total result using Corporate Line. The Corporate Line is a
reflection of capital management activities and certain income and expenses that are not allocated to the
banking businesses, including the recognition of value-added tax (VAT)

refunds in the Netherlands (recorded
under expenses). In 2020, net interest income on the Corporate Line sharply declined, mainly due to lower
interest results from foreign

currency hedging due to lower interest rate

differentials. In 2019, a EUR 119 million
gain from the release of a currency translation reserve following the sale of ING’s stake

in Kotak Mahindra Bank
was included, and the recognition of a EUR 79 million receivable related to the insolvency of a financial institution (both recorded under income). In 2018, the EUR 775 million settlement agreement with the Dutch authorities on regulatory issues was included, as well as a EUR 90 million net result from the former Insurance activities. Furthermore, the Corporate Line includes the isolated legacy costs (mainly negative interest results)
caused by the replacement of short-term funding with long-term funding during 2013 and 2014. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the
results of business units globally, irrespective of the business units’ book equity and the currency they operate

in.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Segments

ING Group Annual Report 2020 on Form 20-F F -319

As from the financial year 2020 the information presented to the executive Board is no longer based on
underlying results but on IFRS as endorsed by the EU. Previously monitoring and evaluation of ING Group’s segments was based on a non-GAAP financial performance measure called underlying. Underlying result was derived by excluding the impact of the IFRS-EU ‘IAS 39 carve-out’ adjustment, special items, divestments and results from former insurance related

activities from the IFRS-EU results. In 2020 and 2019 no special items, divestments or results from former insurance related

activities were recorded anymore. 2018 included a special
item of EUR 775 million special item related to the settlement agreement with the Dutch authorities on regulatory issues, as well as a EUR 90 million net result from the former Insurance activities.

The information presented in this note is in line with the information presented to the Executive Board of ING
Group and Management Board Banking.

This note does not provide information on the revenue specified to each product or service as this is not reported
internally and is therefore not readily available.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Segments

ING Group Annual Report 2020 on Form 20-F F -320
Reconciliation between IFRS-IASB and IFRS-EU income, expense and net result
2020 2019 2018

4
Income Expenses Taxation
Non-
controlling
interests Net result
1
Income Expenses Taxation
Non-
controlling
interests Net result
1
Income
Expenses

Taxation
Non-
controlling
interests Net result
1
Net result IFRS-IASB attributable to equity holder of the
parent
17,227 13,828 1,070 78 2,250 17,125 11,472 1,652 99 3,903 18,324 11,338 2,116 108 4,761
Remove impact of:
Adjustment of the EU 'IAS 39 carve out'
2
410 176 234 1,181 303 878 -148 -90 -58
Result IFRS-EU
3
17,637 13,828 1,246 78 2,485 18,306 11,472 1,955 99 4,781 18,176 11,338 2,027 108 4,703

1. Net result, after tax and non-controlling interests.
2. ING prepares the Form 20-F in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the IFRS-EU result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
3. IFRS-EU figures are derived from figures according to IFRS-IASB by excluding the impact of adjustment of the EU 'IAS 39 carve-out'.
4. As from 2020 results of former Insurance activities are included in Corporate Line; prior period figures have been adjusted.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Segments

ING Group Annual Report 2020 on Form 20-F F -321
ING Group Total
2020 2019 2018
ING
Bank N.V. Other

1
Total ING
Group
ING
Bank N.V. Other

1
Total ING
Group
ING
Bank N.V. Other

1
Total ING
Group
Income
– Net interest income 13,600 3 13,604 14,074 4 14,079 13,949 -34 13,916
– Net fee and commission income 3,011 -0 3,011 2,868 -0 2,868 2,803 -5 2,798
– Total investment

and other income
1,034 -12 1,022 1,352 8 1,360 1,350 112 1,462
Total income 17,645 -9 17,637 18,295 12 18,306 18,102 74 18,176
Expenditure
– Operating expenses 11,160 -8 11,153 10,343 9 10,353 10,695 -13 10,682
– Addition to loan loss provisions 2,675 -0 2,675 1,120 0 1,120 656 0 656
Total expenses 13,835 -8 13,828 11,463 9 11,472 11,351 -13 11,338
Result before taxation 3,810 -1 3,809 6,831 3 6,834 6,751 87 6,838
Taxation 1,317 -71 1,246 1,889 66 1,955 2,036 -9 2,027
Non-controlling interests 78 78 99 99 108 108
Net result IFRS-EU 2,415 70 2,485 4,843 -63 4,781 4,607 96 4,703
Adjustment of the EU 'IAS 39 carve out' -234 -234 -878 -878 58 58
Net result IFRS-IASB attributable to equity holder of the parent 2,180 70 2,250 3,966 -63 3,903 4,665 96 4,761
1 Comprises for the most part the funding charges of ING Groep N.V.

(Holding). In 2018, Other also includes former Insurance activities result of EUR 90 million (2020 and 2019: nil).

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

34

Segments

ING Group Annual Report 2020 on Form 20-F F -322
Segments by line of business
1
2020 2019 2018
Retail
Nether-
lands
Retail
Belgium
Retail
Ger-
many
Retail
Other
Wholesale
Banking
Corporate
Line Total
Retail
Nether-
lands
Retail
Belgium
Retail
Ger-
many
Retail
Other
Wholesale
Banking
Corporate
Line
Total

Retail
Nether-
lands
Retail
Belgium
Retail
Ger-
many
Retail
Other
Wholesale
Banking
Corporate
Line
2
Total
Income
–

Net interest income
3,511 1,816 1,587 2,760 3,718 212 13,604 3,541 1,907 1,579 2,787 3,794 470 14,079 3,749 1,830 1,671 2,690 3,686 290 13,916
–

Net fee and commission income
681 413 437 412 1,069 -1 3,011 674 374 268 423 1,135 -6 2,868 664 371 225 395 1,152 -8 2,798
–

Total investment

and other income
279 145 93 89 609 -192 1,022 290 161 138 298 369 103 1,360 335 169 76 230 673 -20 1,462
Total income 4,471 2,373 2,117 3,261 5,396 18 17,637 4,505 2,442 1,985 3,509 5,298 568 18,306 4,747 2,369 1,972 3,315 5,510 262 18,176
Expenditure
–

Operating expenses
2,236 1,737 1,110 2,469 3,218 383 11,153 2,210 1,609 1,080 2,210 2,937 307 10,353 2,220 1,610 1,027 2,033 2,771 1,022 10,682
–

Additions to loan loss provision
157 514 57 593 1,351 2 2,675 91 186 -53 364 532 -0 1,120 -41 164 -27 350 210 -1 656
Total expenses 2,393 2,251 1,167 3,063 4,568 385 13,828 2,301 1,794 1,027 2,574 3,469 307 11,472 2,179 1,774 1,000 2,383 2,981 1,021 11,338
Result before taxation 2,078 122 950 199 827 -367 3,809 2,204 647 957 935 1,830 261 6,834 2,568 595 972 932 2,529 -759 6,838
Taxation 523 51 331 105 295 -58 1,246 558 192 328 234 464 179 1,955 626 199 324 200 633 46 2,027
Non-controlling interests -1 0 4 55 20 -0 78 -0 0 3 82 14 -0 99 -0 6 3 80 19 -0 108
Net result IFRS-EU 1,556 71 615 39 512 -308 2,485 1,646 455 627 619 1,352 82 4,781 1,942 390 646 652 1,877 -804 4,703
Adjustment of the EU 'IAS 39 carve out' -234 -234 -878 -878 58 58
Net result IFRS-IASB 1,556 71 615 39 278 -308 2,250 1,646 455 627 619 474 82 3,903 1,942 390 646 652 1,935 -804 4,761

1. As of 2020 consolidated results of ING Group are based on IFRS as adopted by the European Union (IFRS-EU), and not on underlying results anymore; prior period figures have been adjusted to confirm to current year reporting.
2. As from 2020 reporting, results of former Insurance activities are included in Corporate Line; prior period figures have been adjusted.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

34

Segments

ING Group Annual Report 2020 on Form 20-F F -323
Geographical split of the segments
1
2020 2019 2018
Nether-
lands Belgium
Ger-
many
Other
Challeng
ers
Growth
Markets
Wholesa
le
Banking
Rest of
World

Other Total
Nether-
lands
Belgium

Ger-
many
Other
Challeng
ers
Growth
Markets
2
Wholesa
le
Banking
Rest of
World
2
Other Total
Nether-
lands
Belgium

Ger-
many
Other
Challeng
ers
Growth
Markets
2
Wholesa
le
Banking
Rest of
World
2
Other
3
Total
Income
–

Net interest income
4,178 2,116 2,090 1,781 1,578 1,654 208 13,604 4,213 2,233 2,122 1,808 1,610 1,633 461 14,079 4,374 2,137 2,200 1,732 1,637 1,550 285 13,916
– Net fee and commission
income
981 583 468 276 286 418 -1 3,011 994 533 315 283 304 446 -7 2,868 980 520 273 254 293 486 -8 2,798
–

Total investment

and
other income
398 196 127 27 215 243 -184 1,022 119 233 169 16 420 292 111 1,360 509 379 99 -92 328 249 -11 1,462
Total income 5,557 2,896 2,684 2,084 2,078 2,315 23 17,637 5,325 2,999 2,606 2,107 2,334 2,370 566 18,306 5,863 3,037 2,572 1,895 2,258 2,285 266 18,176
Expenditure
–

Operating expenses
3,347 2,037 1,270 1,566 1,272 1,273 387 11,153 2,994 1,925 1,237 1,318 1,277 1,293 308 10,353 2,929 1,932 1,171 1,217 1,160 1,236 1,038 10,682
–

Additions to loan loss
provision
421 589 267 298 412 684 2 2,675 146 268 -40 171 271 303 -0 1,120 -65 153 6 163 274 126 -1 656
Total expenses 3,769 2,627 1,537 1,864 1,684 1,957 390 13,828 3,140 2,194 1,197 1,489 1,548 1,596 308 11,472 2,863 2,085 1,176 1,380 1,435 1,362 1,037 11,338
Result before taxation 1,788 269 1,146 220 395 357 -367 3,809 2,185 805 1,409 618 785 774 258 6,834 3,000 952 1,396 515 824 923 -771 6,838
Retail Banking 2,078 122 950 -27 225 3,348 2,204 647 957 307 628 4,744 2,568 595 972 285 647 5,067
Wholesale Banking -290 147 197 247 169 357 -0 827 -19 158 451 311 157 774 -3 1,830 432 357 424 229 177 923 -13 2,529
Corporate Line -367 -367 261 261 -759 -759
Result before taxation 1,788 269 1,146 220 395 357 -367 3,809 2,185 805 1,409 618 785 774 258 6,834 3,000 952 1,396 515 824 923 -771 6,838
Taxation 518 89 381 91 141 85 -59 1,246 549 247 476 207 159 144 173 1,955 741 291 459 178 141 175 42 2,027
Non-controlling interests -1 0 4 75 -0 78 -0 0 3 96 -0 99 1 6 3 98 -0 108
Net result IFRS-EU 1,271 180 761 129 178 273 -308 2,485 1,637 558 929 411 530 630 85 4,781 2,258 655 935 337 584 748 -813 4,703
Adjustment of the EU 'IAS
39 carve out'
-177 27 -115 30 -234 -273 -372 -232 -0 -878 106 22 -72 2 58
Net result IFRS 1,094 207 647 159 178 273 -308 2,250 1,363 186 697 411 530 630 85 3,903 2,364 677 863 339 584 748 -813 4,761

1 As of 2020 consolidated results of ING Group are based on IFRS as adopted by the European Union (IFRS-EU), and not on underlying results anymore; prior period figures have been adjusted to confirm to current year reporting.
2 As from 2020 financials of Philippines are reported in Growth Markets, while previously Wholesale Banking in Philippines was reported in
WB Rest of World; prior period figures have been adjusted.
3 As from 2020, results of former Insurance activities are included in geographical segment Other (Corporate Line); prior period figures have been adjusted.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

35

Information on geographical areas

ING Group Annual Report 2020 on Form 20-F F -324
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

The
geographical analyses are based on the location of the office from which the transactions are originated and do
not include countries where ING only has representation offices. The Netherlands is ING Group’s country of
domicile.

In order to increase ING Group’s

tax transparency,

additional financial information on a per country basis has
been included in this disclosure: Tax paid represents

all income tax paid to and/or received from tax authorities
in the current year,

irrespective of the fiscal year to which these payments or refunds relate.

The table below provide additional information, for the years

2020, 2019 and 2018 respectively, on names of
principal subsidiaries and branches, nature of main activities and average number of employees on a full time
equivalent basis by country/tax jurisdiction.

Additional information by country
Geographical
area
Country/Tax
jurisdiction
Name of principal subsidiary
Main (banking)
activity
Average number of employees at
full time equivalent basis Total Income Total assets Result before tax Taxation Tax paid
2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018
Netherlands Netherlands ING Bank N.V. Wholesale / Retail 15,201 14,415 13,600 5,100 5,198 6,130 283,664 267,368 259,387 612 1,397 1,973 285 437 738 588 684 528
Belgium Belgium ING België N.V. Wholesale / Retail 7,397 7,694 8,248 2,637 2,277 2,838 133,269 121,813 120,287 212 291 898 75 142 285 66 258 71
Luxemburg ING Luxembourg S.A. Wholesale / Retail 855 841 791 279 292 315 15,290 16,608 13,310 100 123 199 25 29 50 24 17 23
Rest of Europe Poland ING Bank Slaski S.A Wholesale / Retail 9,425 8,968 8,829 1,399 1,344 1,229 40,928 37,220 33,040 438 533 525 131 141 128 232 166 169
Germany ING DiBa A.G. Wholesale / Retail 5,059 4,639 4,625 2,376 2,141 2,315 162,539 147,642 144,861 896 1,032 1,203 310 355 397 409 460 368
Romania Branch of ING Bank N.V. Wholesale / Retail 3,049 2,575 2,269 456 457 403 8,526 7,424 7,112 141 221 183 20 34 25 24 34 22
Spain Branch of ING Bank N.V. Wholesale / Retail 1,228 1,233 1,201 679 706 600 29,899 26,118 23,757 104 249 195 37 72 71 52 90 61
Italy Branch of ING Bank N.V. Wholesale / Retail 1,025 959 911 337 269 231 13,747 15,726 16,991 44 -39 -101 24 4 -24 2 4 3
UK Branch of ING Bank N.V. Wholesale 709 692 672 546 594 505 64,676 61,088 64,016 97 214 180 15 52 44 32 40 61
France
1
Branch of ING Bank N.V. Wholesale / Retail 737 659 620 239 308 323 11,555 12,058 12,063 -71 70 111 -17 35 45 9 48 25
Russia ING Bank (Eurasia) Z.A.O. Wholesale 297 293 277 51 93 82 1,035 1,499 1,449 3 68 25 0 22 3 -3 49 13
Czech Republic Branch of ING Bank N.V. Wholesale / Retail 355 339 306 146 88 106 3,848 4,494 6,278 59 10 39 12 2 10 4 5 6
Hungary Branch of ING Bank N.V. Wholesale 131 138 141 43 24 40 1,092 1,299 1,227 6 -7 5 2 2 3 1 2 2
Slovakia Branch of ING Bank N.V. Wholesale 878 703 571 18 14 14 385 587 487 7 2 0 3 0 1 1 -1 1
Ukraine PJSC ING Bank Ukraine Wholesale 108 111 109 26 43 36 335 481 368 16 31 22 3 9 3 3 6 4
Austria Branch of ING DiBa A.G. Wholesale / Retail 332 279 235 75 80 85 1,840 1,441 753 0 0 18 -5 1 6 -14 1 -12
Bulgaria Branch of ING Bank N.V. Wholesale 65 68 69 13 12 9 406 358 360 2 2 0 0 0 0 0 0 0
Ireland Branch of ING Bank N.V. Wholesale 50 48 47 72 71 68 2,051 2,575 2,868 66 58 65 8 8 8 8 7 6
Portugal Branch of ING Bank N.V. Wholesale 13 12 11 16 18 18 790 899 905 11 14 13 7 4 4 4 5 2
Switzerland Branch of ING Bank N.V. Wholesale 256 257 244 187 234 257 7,939 8,577 8,266 88 126 169 13 -36 35 14 22 6

1

Public subsidies received, as defined in article 89 of the CRD IV, amounts to EUR 0.3 million (2019: EUR 0.3 million; 2018: EUR 0.5 million).

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

35

Information on geographical areas

ING Group Annual Report 2020 on Form 20-F F -325
Additional information by country (continued)
Geographical
area
Country/Tax
jurisdiction
Name of principal subsidiary
Main (banking)
activity
Average number of employees at
full time equivalent basis Total Income Total assets Result before tax Taxation Tax paid
2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018
North America Canada
Payvision Canada Services Ltd.

Wholesale 1 1 1 3 3 3 0 1 2 0 0 0 0 0 0 0 0 0
USA ING Financial Holdings Corp. Wholesale 600 626 617 720 813 736 48,205 45,521 61,440 39 366 343 16 118 61 38 130 67
Latin America Brazil Branch of ING Bank N.V. Wholesale 89 89 88 30 43 35 1,813 2,921 1,974 3 27 16 19 6 9 4 7 3
Colombia ING Capital Colombia S.A.S. Wholesale 3 3 3 1 1 1 2 2 2 0 0 0 0 0 0 0 0 0
Mexico ING Consulting, S.A. de C.V. Wholesale 7 8 8 1 1 1 2 2 2 -1 -2 -2 0 0 0 0 0 0
Asia China Branch of ING Bank N.V. Wholesale 90 89 86 26 35 37 1,598 2,031 2,107 -2 7 3 1 -1 7 -5 0 17
Japan Branch of ING Bank N.V. Wholesale 32 33 32 29 31 36 3,104 5,109 2,300 -1 22 19 -1 8 5 2 10 3
Singapore Branch of ING Bank N.V. Wholesale 608 592 546 353 349 340 24,498 27,982 32,222 42 76 176 8 13 21 7 22 12
Macau Payvision Macau Ltd. Wholesale 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0
Hong Kong Branch of ING Bank N.V. Wholesale 122 128 122 92 96 110 7,030 7,350 6,975 -9 38 52 -1 7 8 15 2 12
Philippines Branch of ING Bank N.V. Wholesale/ Retail 1,857 1,420 878 13 25 17 497 412 395 -26 -11 0 6 -5 3 2 2 1
South Korea Branch of ING Bank N.V. Wholesale 77 79 80 66 60 55 6,692 5,457 4,299 18 25 14 4 7 3 10 3 6
Taiwan Branch of ING Bank N.V. Wholesale 34 34 33 36 26 23 3,160 2,873 2,839 19 10 7 4 0 0 1 3 -2
Indonesia PT ING Securities Indonesia In liquidation 0 0 3 0 0 0 5 6 6 0 0 0 0 0 0 0 0 0
Malaysia Branch of ING Bank N.V. Wholesale 6 5 5 1 1 1 141 166 139 -1 0 0 0 0 0 0 0 0
India Branch of ING Bank N.V. Wholesale 0 0 0 0 0 0 0 0 1 0 0 0 0 0 0 0 0 0
Turkey ING Bank A.S. Wholesale / Retail 3,724 4,074 4,709 420 677 678 7,316 9,927 11,521 125 304 245 27 66 50 25 92 11
United Arabic
Emirates
Branch of ING Bank N.V. Wholesale 10 11 11 0 -1 0 1 0 0 -2 -2 -1 0 0 0 0 0 0
Australia Australia ING Bank (Australia) Ltd. Wholesale / Retail 1,472 1,319 1,234 740 701 647 46,014 43,482 39,673 362 400 389 40 121 118 181 177 113
Other Mauritius ING Mauritius Ltd. In liquidation 0 0 0 0 0 1 0 1 920 0 0 1 0 0 0 0 0 0
Total 55,901 53,431 52,233 17,227 17,125 18,324 933,891 888,520 884,603 3,399 5,653 6,986 1,070 1,652 2,116 1,734 2,345 1,602

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

36 Pensions and other post-employment benefits

ING Group Annual Report 2020 on Form 20-F F -326
2020
The higher tax charge of 47% in the Netherlands (compared to the statutory rate of 25%) is mainly caused by
the non-deductible Dutch bank tax (EUR 169 million) and the non-deductible impairments regarding goodwill
(EUR 266 million) and TMB (EUR 230 million).

The lower tax charge in Australia is caused by a release

of a tax provision after concluding a settlement with
the Australian Tax

Authorities on an issue related to former Insurance activities, which issue was fully indemnified by NN Group.

The higher tax charges in Brazil and the Philippines are mainly caused by the de-recognition of tax benefits for
incurred tax losses due to expected insufficient future taxable profits.

The higher tax charges in Poland and Belgium are mainly caused by non-deductible regulatory-

and other costs.

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

Additional notes to the Consolidated financial statements
36 Pensions and other post-employment benefits
Most group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined
contribution plans are held in independently administered funds. Contributions are generally determined as a
percentage of remuneration. Contributions, including the defined contribution plan in the Netherlands, are
principally determined as a percentage of renumeration. These plans do not give rise to provisions in the
statement of financial position, other than relating to short-term timing differences included in other
assets/liabilities.

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

ING Group provides other post-employment benefits to certain former employees.

These are primarily
discounts on ING products.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

36 Pensions and other post-employment benefits

ING Group Annual Report 2020 on Form 20-F F -327
Statement of financial position - Net defined benefit asset/liability
Plan assets and defined benefit obligation per country
Plan assets
Defined benefit
obligation Funded Status
2020 2019 2020 2019 2020 2019
The Netherlands
469 454 643 634 -174 -180
United States
311 277 291 275 20 3
United Kingdom
1,896 1,887 1,199 1,184 696 703
Belgium
591 590 681 676 -90 -85
Other countries
316 168 393 383 -77 -214
Funded status (Net defined benefit asset/liability)
3,583 3,377 3,208 3,151 375 226
Presented as:
- Other assets
725 709
- Other liabilities
-350 -483
375 226

The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation
were carried out as at 31 December 2020. The present value of the defined benefit obligation, and the related current service cost and past service cost, were determined using the projected unit credit method.

Changes in the fair value of plan assets for the period were as follows:

Changes in fair value of plan assets
2020 2019
Opening balance
3,377 3,019
Interest income
50 70
Remeasurements: Return on plan assets excluding amounts

included in interest income
246 274
Employer's contribution
170 34
Participants contributions
2 2
Benefits paid
-128 -126
Exchange rate differences
-134 104
Closing balance
3,583 3,377
Actual return on the plan assets
296 344

As at 31 December 2020 the various defined benefit plans did not hold any direct investments in ING Groep
N.V.

(2019: nil). During 2020 and 2019 there were no purchases or sales of assets between ING and the pension funds.

ING does not manage the pension funds and thus receives no compensation for fund management. The pension funds have not engaged ING in any swap or derivative transactions to manage the risk of the pension
funds.

No plan assets are expected to be returned to ING Group during 2021.

Although Covid-19 has had an impact on most investment markets in 2020, the effect on the fair value of ING
Group’s plan assets was limited as a large

majority of our plan assets is invested in liquid asset categories which mark to market frequently.

Changes in the present value of the defined benefit obligation and other post-employment benefits for the
period were as follows:

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

36 Pensions and other post-employment benefits

ING Group Annual Report 2020 on Form 20-F F -328
Changes in defined benefit obligation and other post-employment benefits
Defined benefit
obligation
Other post-employment
benefits
2020 2019 2020 2019
Opening balance 3,151 2,913 84 76
Current service cost 31 28 -2 -1
Interest cost 44 65 2 3
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions
4 -6
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions
190 206 7 7
Participants’ contributions 2 2 0 1
Benefits paid -132 -130 -1 -1
Past service cost 2 -0
Exchange rate differences -85 73 -8 1
Closing balance 3,208 3,151 83 84

Amounts recognised directly in Other comprehensive income were as follows:
Changes in the net defined benefit assets/liability remeasurement reserve
2020 2019
Opening balance -336 -394
Remeasurement of plan assets 246 274
Actuarial gains and losses arising from changes in demographic assumptions -4 6
Actuarial gains and losses arising from changes in financial assumptions -190 -206
Taxation

and Exchange rate differences
-24 -15
Total Other comprehensive

income movement for the year
28 58
Closing balance -307 -336

In 2020, EUR 246 million remeasurement of plan assets that is recognised as a gain in other comprehensive income is driven by higher yields on investments.

The EUR -190 million actuarial losses arising from changes in financial assumptions in the calculation of the defined benefit obligation are mainly due to a decrease in discount rates.

The accumulated amount of remeasurements recognised directly in Other comprehensive income is EUR -343
million (EUR -307 million after tax) as at 31 December 2020 (2019: EUR -378 million; EUR -336 million after tax).

Amounts recognised in the statement of profit or loss related to pension and other staff related benefits are as
follows:

Pension and other staff-related benefit costs
Net defined benefit
asset/liability
Other post-employment
benefits
Other Total
2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018
Current service cost 31 28 39 -2 -1 -4 12 1 22 41 29 57
Past service cost 2 -0 0 2 -0 0
Net Interest cost -6 -5 -4 2 3 2 0 0 0 -3 -2 -2
Effect of curtailment or
settlement
0 -1 0 -1
Other
Defined benefit plans 27 23 35 0 2 -1 12 2 21 40 26 54
Defined contribution plans 356 340 331
395 366 385

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

37

Taxation

ING Group Annual Report 2020 on Form 20-F F -329
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

The weighted average discount rate

applied for
net defined benefit asset/liability for 2020 was 1.0% (2019:

1.5%) based on the pension plan in the
Netherlands, Germany,

Belgium, The United States of America, and the United Kingdom. The average discount
rate applied for Other post-employment benefits was

2.7% (2019:

3.3%).

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
increase

or decrease in the discount rate of 1% creates

an impact on the defined benefit obligation of EUR-461
million and EUR 586 million, respectively.

Expected cash flows
Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local supervisory requirements. Plans in all countries are designed to comply with applicable local regulations governing investments and funding levels. ING Group’s subsidiaries
should fund the cost of the entitlements expected to be earned on a yearly basis.

For 2021 the expected contributions to defined benefit pension plans are EUR 31 million.

The benefit payments for defined benefit and other post-employment benefits expected to be made by the
plan between 2021-2025 are estimated to be between EUR 110 million and EUR 138 million per year.

From
2026 to 2030 the total payments made by the plan are expected to be EUR 724 million.

37

Taxation

Statement of financial position – Deferred tax
Deferred taxes are

recognised on all temporary differences under the liability method using tax rates applicable
in the jurisdictions in which ING Group is subject to taxation.

Changes in deferred tax
2020
Net liability (-)

Net asset (+)
opening
balance
Change
through
equity
Change
through
net result
Exchange
rate
differences
Changes

in the composi-
tion of the
group and
other changes
Net liability (-)

Net asset (+)
ending balance
Financial assets at FVOCI -107 10 -10 0 -108
Investment properties -7 3 0 5 2
Financial assets and liabilities at FVPL 947 246 10 1,202
Depreciation -19 6 2 -10
Cash flow hedges -337 -23 0 -360
Pension and post-employment benefits 42 -8 -5 7 -0 36
Other provisions 6 -4 -7 0 -5
Loans and advances 490 -1 42 -15 0 517
Unused tax losses carried forward 61 7 -5 63
Other -156 62 16 -1 -5 -83
920 40 301 -9 0 1,253
Presented in the statement of financial
position as:
–

Deferred tax liabilities
-322 -343
–

Deferred tax assets
1,242 1,596
920 1,253

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

37

Taxation

ING Group Annual Report 2020 on Form 20-F F -330
The above table shows netted deferred

tax amounts related to right-of-use assets

and lease liabilities included
in the row ‘Other’ a deferred tax amount for right-of-use

assets of EUR 306 million (2019: EUR 370 million) and
a deferred tax amount for lease liabilities of EUR -326 million (2019: EUR -376 million).

Financial assets and liabilities FVPL changes through net result in 2020 relates to the increase in fair value of
derivatives due to decreased interest

yield curves.

Changes in deferred tax
2019
Net liability (-)

Net asset (+)
opening
balance

Change
through
equity
Change
through
net result
Exchange
rate
differences
Changes in
the composi-
tion of the
group and
other changes
Net liability (-)

Net asset (+)
ending balance
Financial assets at FVOCI -118 23 -11 -1 -107
Investment properties -6 -1 -0 -7
Financial assets and liabilities at FVPL 632 314 2 -2 947
Depreciation -23 5 -0 -19
Cash flow hedges -140 -199 2 -337
Pension and post-employment benefits 59 -14 2 -5 42
Other provisions 10 -1 -3 0 6
Loans and advances 474 -1 18 0 0 490
Unused tax losses carried forward 51 5 5 -0 61
Other -160 16 -13 1 -0 -156
Total 778 -176 318 2 -2 920
Presented in the statement of financial
position as:
–

deferred tax liabilities
-180 -322
–

deferred tax assets
958 1,242
778 920

IFRS 16 Leases (implemented per 1 January 2019) requires lessees to recognise right-of-use assets and lease liabilities on the balance sheet. The above table shows netted amounts which include in the row ‘Other’ a deferred tax amount for right

-of-use assets of EUR 370 million (1 January 2019: EUR 320 million) and a deferred tax amount for lease liabilities of EUR -376 million (1 January 2019: EUR -323 million).

Financial assets and liabilities FVPL changes through net result in 2019 relates to the increase in fair value of
derivatives due to decreased interest

yield curves.

Deferred tax in connection with unused tax losses carried forward
2020 2019
Total unused tax

losses carried forward
1,675 1,685
Unused tax losses carried forward not recognised as a deferred tax asset
903 922
Unused tax losses carried forward recognised as a deferred

tax asset
772 764
Average tax rate 22.0% 21.4%
Deferred tax asset 170 163

Total unused tax

losses carried forward analysed by expiry terms
No deferred tax

asset recognised
Deferred tax

asset recognised
2020 2019 2020 2019
Within 1 year 1 1
More than 1 year but less than 5 years 4 4 57 17
More than 5 years but less than 10 years 92 92 8 0
Unlimited 806 824 707 746
903 922 772 764

The above mentioned deferred tax of EUR 170 million (2019: EUR 163 million) and the related unused tax losses carried forward exclude the deferred

tax liability recorded in the Netherlands with respect to the recapture of previously deducted UK tax losses in the Netherlands for the amount of EUR -107 million (2019:
EUR -102 million).

Deferred tax assets are recognised for

temporary deductible differences, for tax

losses carried forward and
unused tax credits only to the extent that realisation of the related tax benefit is probable.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

37

Taxation

ING Group Annual Report 2020 on Form 20-F F -331
Breakdown of certain net deferred tax asset

positions by jurisdiction
2020 2019
Italy 86 181
France 28
Philippines 7
Slovakia 1
114 189

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

assets.

As at 31 December 2020 and 31 December 2019, ING Groep N.V.

had no significant temporary differences
associated with the parent company’s investments

in subsidiaries as any economic benefit from those
investments will not be taxable at parent

company level.

Statement of profit or loss – Taxation

Taxation

by type
Netherlands Rest of the world Total
2020 2019 2018 2020 2019 2018 2020 2019 2018
Current taxation 355 488 587 1,016 1,481 1,264 1,371 1,970 1,851
Deferred taxation -72 -51 151 -230 -267 114 -301 -318 265
284 437 738 786 1,214 1,379 1,070 1,652 2,116

Reconciliation of the weighted average

statutory income tax rate to

ING Group’s effective income tax

rate
2020 2019 2018
Result before tax from continuing

operations
3,399 5,653 6,986
Weighted average

statutory tax rate
25.2% 25.8% 25.8%
Weighted average

statutory tax amount
856 1,459 1,803
Participation exemption -46 -49 -77
Other income not subject to tax -6 -76 -70
Expenses not deductible for tax purposes 320 237 346
Impact on deferred tax from change in tax

rates
-47 -57 50
Deferred tax benefit from previously

unrecognised amounts
-6
Current tax from previously unrecognised amounts 17 48 28
Write-off/reversal of deferred

tax assets
24 2 4
State and local taxes 44 72 25
Adjustments to prior periods -85 16 7
Effective tax amount 1,070 1,652 2,116
Effective tax rate 31.5% 29.2% 30.3%

The weighted average statutory

tax rate in 2020 (25.2%) is comparable to that

of 2019.

The effective tax rate

of 31.5% in 2020 is significantly higher than the weighted average statutory tax rate. This
is mainly caused by a high amount of expenses non-deductible for tax purposes like the non-deductible bank tax and non-deductible losses with respect to goodwill impairments and impairments on associates in the
Netherlands and in some other European countries.

Included in “Adjustments

to prior periods” is a release of a tax provision of EUR -68 million after concluding a settlement with the Australian tax authorities on an issue related to former insurance activities, which issue
was fully indemnified by NN Group.

The weighted average statutory

tax rate in 2019 was

equal to the rate of 25.8% in 2018.

The effective tax rate

of 29.2% in 2019 was higher than the weighted average statutory tax rate. This was
mainly caused by a high amount of expenses non-deductible for tax purposes with respect to interest on

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -332
additional Tier 1 securities and non-deductible bank tax in the Netherlands and regulatory expenses non-
deductible for tax purposes in some other European countries.

The effective tax rate

of 30.3% in 2018 was significantly higher than the weighted average statutory tax rate.
This was mainly caused by a high amount of expenses non-deductible for tax purposes (tax amount:

EUR 346
million).
This relatively high amount of non-deductible expenses is caused by the EUR 775 million settlement agreement reached with the Dutch Public Prosecution Service (tax amount: EUR 194
million).

Equity – Other comprehensive income
Income tax related to components of other comprehensive income
2020 2019 2018
Unrealised revaluations financial assets at fair value through other comprehensive income and
other revaluations
-1 11 90
Realised gains/losses transferred to the statement

of profit or loss

(reclassifications from equity to profit or loss)
10 12 23
Changes in cash flow hedge reserve -23 -199 -76
Remeasurement of the net defined benefit asset/liability -8 -14 -12
Changes in fair value of own credit risk of financial liabilities at fair value through profit or loss
-1 7 -33
Exchange rate differences

and other
62 7 -18
Total income tax

related to components of other comprehensive income
40 -176 -25

Tax

Contingency
The contingent liability (also disclosed in note 44 ‘Contingent liabilities’) in connection with taxation in the
Netherlands refers to a possible obligation

arising from the deduction from Dutch taxable profit of losses incurred by ING Bank in the United Kingdom in previous years. The existence of this obligation will be
confirmed only by the occurrence of future profits in the United Kingdom.

38 Fair value of assets and liabilities

a) Valuation Methods
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

The Covid-19 pandemic impacted the global financial markets in 2020. In the beginning of 2020, ING observed large volatility in the market resulting in widened spreads, markets distortion and illiquidity in some specific
markets which has stressed ING’s

valuation processes and movements in level classifications. The volatility in the market has stabilised in the course of 2020 and has largely returned to pre-pandemic levels. In 2020,
Financial Assets and Liabilities, including Level 3, continued to be valued using agreed methodologies and ING continued to limit the unobservable input to arrive at the most appropriate Fair

Market value.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -333
b) Valuation Control

framework
The valuation control framework covers

the product approval process (PARP),

pricing, independent price
verification (IPV), valuation adjustments including prudent valuation,

and model use. Valuation processes are
governed by various governance bodies, including Local Parameter

Committees (LPC), Global Price Testing

and
Impairment Committee (GP&IC), Market Data Committee

(MDC), Trading Pricing Model Committee

(TPMC)
and Model Risk Management Committee (MRMC). All relevant committees meet on a regular basis
(monthly/quarterly), where agenda covers the aforementioned

valuation controls.

The Global Price Testing and Impairment

Committee is responsible for the oversight and the approval

of the
outcome of impairments (other than loan loss provisions) and valuation processes. It oversees the quality and
coherence of valuation methodologies and performance. The TMPC is responsible for the approval of validating
pricing and fair value models. The MRMC is responsible for the approval of the validated prudent valuation
adjustment models and the Local Parameter Committee

monitor the appropriateness of (quoted) pricing, any
other relevant market info,

as well as the appropriateness of pricing models themselves related to the fair valued positions to which they are applied. The LPC executes valuation methodology and processes at a local
level. The Market Data Committee

approves and reviews all pricing inputs for the calculation of market parameters.

Financial instruments measured by internal models where one or more unobservable market inputs are
significant for valuation, a difference between

the transaction price and the theoretical price resulting from the internal model can occur.

ING defers the Day One profit and loss relating to financial instruments reported with
significant unobservable valuation parameters, including positions classified as Level

3 in the Fair Value
Hierarchy and trades related

to CVA with material unobservable input but not necessarily classified as Level 3 in the Fair Value Hierarchy.

The Day One profit and loss is amortised over the life of the instrument or until the observability changes. The impact on the profit and loss per year end 2020 is deemed to be immaterial. No Day one Profit and loss has been reserved for prior years. The Day one Profit and loss reserve is expected to grow
over the coming years when new trades requiring a Day one Profit are reported.

c) Valuation Adjustments
Valuation adjustments are

an integral part of the fair value. They are included as part of the fair value to
provide better estimation of market

exit value on measurement date. ING considers various valuation adjustments to arrive at the fair value including Bid-Offer

adjustments, Model Risk adjustments, Credit
Valuation Adjustments (CVA),

Debt valuation Adjustments (DVA),

including DVA on derivatives and own issued
liabilities and Collateral Valuation

Adjustment (CollVA) and Funding Valuation

Adjustment (FVA)'.

The following table presents the models reserves for financial assets and liabilities:

Valuation adjustment on financial assets and liabilities
as at 31 December
2020 2019
Bid/Offer -121 -140
Model Risk -25 -214
CVA -238 -223
DVA -124 -118
CollVA -16 -23
FVA -111 -76
Total Valuation

Adjustments
-634 -794

Bid-Offer Adjustment
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

In principle assets are valued at the bid prices and
liabilities are valued at the offer price. For certain assets or liabilities, where a market quoted price is not
available, the price used is the fair value that is most representative within the bid-offer spread.
Model Risk Adjustment
Model risk adjustments addresses the risk of possible financial losses resulting from the use of a mis-specified, misapplied, or incorrect implementation of a model.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -334
Credit Valuation Adjustment (CVA)
Credit Valuation Adjustment (CVA)

is the adjustment on the fair value of a derivative trade to account for the
possibility that a counterparty can go into default. In other words,

it is the market value of counterparty credit
risk. On the contrary,

Debit Valuation Adjustment (DVA)

reflects the credit risk of ING for its counterparty.

CVA
and DVA combinedly are regarded

as the Bilateral Valuation

Adjustment (BVA). The calculation of CVA

is based
on the estimation of the expected exposure, the counterparties’ risk of default,

and taking into account the
collateral agreements as well as netting agreements.

The counterparties’ risk of default is measured by
probability of default and expected loss given default,

which is based on market information including credit
default swap (CDS) spread. Where counterparty CDS spreads are not available, relevant proxy

spreads are
used. Additionally, wrong-way

risk (when exposure to a counterparty is increasing and the credit quality of that counterparty deteriorates) and right

-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty improves) are included in the adjustment
Debit Valuation Adjustment (DVA)
ING recognises two types of Debit Valuation Adjustments,

namely DVA on derivatives, as aforementioned

and
DVA on own issued financial liabilities. The application of DVA on own issued financial liabilities are measured
at fair value through profit or loss, if the credit risk component has not been included in the prices. In this DVA calculation, the default probability of the institution are estimated based on the ING Funding spread.
Collateral Valuation

Adjustment (CollVA)
Collateral Valuation

Adjustment is a derivative valuation adjustment capturing

specific features of CSA (Credit
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
Funding Valuation Adjustment (FVA)
ING applies an additional ‘Funding Valuation Adjustment’ (FVA) to address the funding costs associated with
the
collateral funding asymmetry on uncollateralized

or partially collateralized derivatives

in the portfolio. This
adjustment is based on the expected exposure profiles of the uncollateralized or partially collateralized OTC
derivatives and market-based funding spreads.

d) Fair value hierarchy
ING Group has categorised its financial instruments that are either measured in the statement of financial
position at fair value or of which the fair value is disclosed, into a three level hierarchy based on the
observability of the valuation inputs from (unadjusted) quoted prices. Highest priority is retained to
(unadjusted) quoted prices in active markets for identical

assets or liabilities and the lowest priority to
valuation techniques supported by unobservable inputs.

Transfers

into and transfers

out of fair value hierarchy levels are

made on a quarterly basis at the end of the
reporting period.
Level 1 – (Unadjusted) quoted prices in active markets
This category includes financial instruments whose fair value is determined directly by reference to
(unadjusted) quoted prices in an active market. A financial instrument is regarded as quoted in an active
market if quoted prices are readily and regularly available

from an exchange, dealer markets,

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -335
Instruments, where inputs are unobservable are classified in this category,

provided that the impact of those
unobservable inputs on the overall valuation is insignificant. The notion of significant is particularly relevant for
the distinction between Level 2 and Level 3 assets and liabilities. ING Group has chosen to align the definition of significance with the 90% confidence range as captured in the prudent value definition by EBA where possible. The same 90% confidence range is applied to model uncertainty.

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
This category includes financial instruments whose fair value is determined using a valuation technique

(e.g. a
model), for a significant part of the overall valuation is unobservable, or is determined by reference to price
quotes where the market is considered inactive. Unobservable inputs are inputs which are based on the
Group’s own assumptions about the factors

that market participants would use in pricing an asset or liability, developed based on the best information available in the market.

Unobservable inputs may include volatility,
correlation, spreads to discount rates,

default rates and recovery rates,

prepayment rates, and certain credit
spreads. Transfers

into and transfers out of fair

value hierarchy levels are made on a quarterl

y

basis.

Financial instruments at fair value

The fair values of the financial instruments

were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
Level 1 Level 2 Level 3 Total
2020 2019 2020 2019 2020 2019 2020 2019
Financial Assets
Financial assets at fair value
through profit or loss

- Equity securities
7,897 8,508 2 2 138 148 8,037 8,657

- Debt securities
3,378 4,963 4,867 3,441 1,269 919 9,514 9,323

- Derivatives
1 30,623 23,797 197 154 30,821 23,951

- Loans and receivables

-0 53,733 52,668 1,265 1,588 54,998 54,256
11,276 13,471 89,225 79,909 2,870 2,807 103,370 96,187
Financial assets at fair value
through other comprehensive
income

- Equity securities
1,687 2,024 176 281 1,862 2,306

- Debt securities
31,592 30,141 1,385 343 32,977 30,483

- Loans and receivables

1,056 1,680 1,056 1,680
33,279 32,165 1,385 343 1,231 1,961 35,895 34,468
Financial liabilities
Financial liabilities at fair value
through profit or loss
–

Debt securities
1,124 1,081 5,231 7,034 180 184 6,534 8,299
–

Deposits
1 48,111 44,707 2 48,114 44,707
–

Trading securities
699 1,388 70 7 0 -0 768 1,395
–

Derivatives
55 58 27,094 23,176 217 305 27,365 23,540
1,879 2,527 80,505 74,924 398 490 82,781 77,942

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -336
The following methods and assumptions were used by ING Group to estimate the fair value of the financial
instruments:
Equity securities
Instrument description:

Equity securities include stocks

and shares, corporate investments

and private equity
investments.
Valuation:

If available, the fair values of publicly traded equity securities and private equity securities are based on quoted market prices. In absence of active markets, fair values are estimated by analysing the
investee’s

financial position, result, risk profile, prospect, price, earnings comparisons and revenue multiples.
Additionally, reference

is made to valuations of peer entities where quoted prices in active markets are available. For equity securities best market practice

will be applied using the most relevant valuation method.

All non-listed equity investments, including investments

in private equity funds, are subject to a standard
review framework which ensures that valuations reflect

the fair values.
Fair value hierarchy:

The majority of equity securities are publicly traded and quoted prices are readily and regularly available.

Hence, these securities are classified as Level 1.

Equity securities which are not traded in
active markets mainly include corporate investments,

fund investments and other equity securities and are
classified as Level 3.
Debt securities
Instrument description:

Debt securities include government bonds, financial institutions bonds and Asset-
backed securities (ABS).

Valuation:

Where available, fair values for debt

securities are generally based on quoted market prices.
Quoted market prices are obtained from an exchange

market, dealer,

broker,

industry group, pricing service, or
regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market
prices. If quoted prices in an active market are not available, fair value is based on an analysis of available
market inputs, which includes consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using a market interest
rate curves, referenced credit

spreads, maturity of the investment, and estimated prepayment rates where
applicable.
Fair value hierarchy:

Government bonds and financial institutions bonds are generally traded in active markets, where quoted prices are readily and regularly available and are hence, classified as Level 1. The
remaining positions are classified as Level 2 or Level 3.

Asset backed securities for which no active market

is
available and a wide discrepancy in quoted prices exists, are classified as Level 3.
Derivatives
Instrument description:

Derivatives contracts can either be exchange

-traded or over the counter (OTC).
Derivatives include interest rate

derivatives, FX derivatives, Credit derivatives,

Equity derivatives and
commodity derivatives.
Valuation:

The fair value of exchange-traded derivatives

is determined using quoted market prices in an active
market and are classified as Level 1 of the fair value hierarchy.

For instruments that are not actively traded, fair
values are estimated based on valuation techniques. OTC

derivatives and derivatives trading in an inactive
market are valued using valuation techniques. The valuation

techniques and inputs depend on the type of
derivatives

and the nature of the underlying instruments. The principal techniques used to value these instruments are based on (amongst others) discounted cash flows option pricing models and Monte

Carlo
simulations. These valuation models calculate the present value of expected future cash flows, based on ‘no-
arbitrage’ principles. The models are commonly used in the financial industry and inputs to the validation models are determined from observable market data

where possible. Certain inputs may not be observable in
the market, but can be determined from observable prices via valuation model calibration procedures. These
inputs include prices available from exchanges, dealers, brokers or providers of pricing, yield curves, credit
spreads, default rates, recovery

rates, dividend rates, volatility of underlying interest

rates, equity prices, and
foreign currency exchange rates

and reference is made to quoted prices, recently executed

trades,
independent market quotes and consensus data, where available.
For uncollateralised OTC

derivatives, ING applies Credit Valuation

Adjustment to correctly reflect the
counterparty credit risk in the valuation. See section DVA/BVA in section b) Valuation Adjustments for

more
details regarding the calculation.
Fair value hierarchy:

The majority of the derivatives are classified as Level 2. Derivatives for which the input
cannot be implied from observable market data are classified as Level

3.
Loans and receivables
Instrument description:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables carried at fair value includes trading loans, being securities lending and similar agreement comparable to collateralised lending, syndicated loans,
loans expected to be sold and receivables with regards to

reverse repurchase transactions.
Valuation:

The fair value of loans and receivables are generally based on quoted market prices. The fair value
of other loans is estimated by discounting expected future cash flows using a discount rate that reflects credit
risk, liquidity, and other current market

conditions. The fair value of mortgage loans is estimated by taking into account prepayment behaviour.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -337
Fair value hierarchy:

Loans and receivables are predominantly classified as Level 2. Loans and receivables for which current market information about similar assets to use as observable,

corroborated data for

all
significant inputs into a valuation model is not available are classified as Level

3 and are expected to be sold as
Level 3.
Financial liabilities at fair value through profit and loss

Instrument description:

Financial liabilities at fair value through profit and loss include debt securities, debt instruments, primarily comprised of structured notes, which are held at fair value under the fair value option.
Besides that, it includes derivative contracts and repurchase agreements

.
Valuation:

The fair values of securities in the trading portfolio and other liabilities at fair value through profit or
loss are based on quoted market prices, where available. For those securities not actively traded, fair values
are estimated based on internal discounted cash flow valuation techniques using interest rates and credit
spreads that apply to similar instruments.
Fair value hierarchy:

The majority of the derivatives are classified as Level 2. Derivatives for which the input
cannot be derived from observable market data are

classified as Level 3.

e) Transfers

between Level 1 and 2
No significant transfers between Level

1 and 2 and no significant changes in the valuation techniques were recorded in the reporting period 2020.

f) Level 3: Valuation techniques and inputs used

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

Of the total amount of financial assets classified as Level 3 as at 31 December 2020 of EUR 4.1 billion (31
December 2019: EUR 4.8 billion), an amount of EUR 2.1 billion ( 52.3%) (31 December 2019: EUR 2.5 billion, being 52.6%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial assets includes approximately EUR 0.9 billion (31 December 2019: EUR 1.3 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms
of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to
market risk is insignificant. Whereas the fair value of individual components of these structures may be
determined using different techniques and the fair value

of each of the components of these structures may be
sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 1.1 billion (31 December 2019: EUR 1.0 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable.

Of the total amount of financial liabilities classified as Level 3 as at 31 December 2020 of EUR 0.4 billion (31
December 2019: EUR 0.5 billion),

an amount of EUR 0.1 billion (34.6%) (31 December 2019: EUR 0.2 billion, being 39.3%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.1 billion (31 December 2019: EUR 0.1 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in
terms of market risk. As explained above, the fair value of each of the components of these structures may be
sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.2 billion (31 December 2019: EUR 0.2 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.
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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -338

Valuation techniques and range of unobservable

inputs (Level 3)
Assets Liabilities Valuation techniques
Significant unobservable inputs
Lower range Upper range
2020 2019 2020 2019 2020 2019 2020 2019
At fair value through profit or loss
Debt securities 1,269 919 Price based Price (%) 0% 0% 107% 121%
Equity securities 137 146 1 1 Price based Price 0 0 5,475 5,475
Loans and advances 1,090 1,577 2 Price based Price (%) 0% 0% 101% 104%
Present value techniques Credit spread (bps) 0 1 250 250
(Reverse) repo's 176 3 1 Present value techniques Interest rate (%) 3% 4% 4% 4%
Structured notes 180 184 Price based Price (%) 74% 83% 109% 124%
Option pricing model Equity volatility (%) 14% 13% 25% 20%
Equity/Equity correlation 0.6 0.6 0.9 0.8
Equity/FX correlation -0.7 -0.5 0.3 0.3
Dividend yield (%) 0% 2% 5% 4%
Derivatives
–

Rates
2 13 38 68 Option pricing model Interest rate volatility (bps) 12 17 70 137
Present value techniques Reset spread (%) 2% 2% 2% 2%
–

FX
1 Option pricing model FX volatility (bps) 6 5 10 8
–

Credit
168 102 154 183 Present value techniques Credit spread (bps) 2 2 1,403 11,054
Jump rate (%) n/a 12% n/a 12%
Price based Price (%) 99% n/a 107% n/a
–

Equity
24 42 20 50 Option pricing model Equity volatility (%) 5% 4% 64% 84%
Equity/Equity correlation 0.5 n/a 0.9 n/a
Equity/FX correlation -0.6 -0.6 0.1 0.6
Dividend yield (%) 0% 0% 34% 13%
Price based Price (%) 3% n/a 3% n/a
–

Other
3 3 3 3 Option pricing model Commodity volatility (%) 18% 11% 55% 53%
Com/Com correlation n/a 0.3 n/a 0.9
Com/FX correlation -0.5 -0.5 -0.3 -0.3
At fair value through other comprehensive income
–

Loans and advances
1,056 1,680 Present value techniques Prepayment rate (%) 9% 6% 9% 6%
Price based

Price (%) 99% n/a 99% n/a
–

Equity
176 282 Present value techniques Credit spread (bps) 2 n/a 2 n/a
Interest rate (%) 3% 3% 3% 3%
Price based Price n/a 1 n/a 187
Other 63 n/a 80 n/a
Total 4,101 4,768 398 490

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -339

Price
For securities where market prices are not available

fair value is measured by comparison with observable pricing data from similar instruments. Prices of 0% are distressed to the point that no recovery is expected, while prices
significantly in excess of 100% or par are expected to pay a yield above current market rates.
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
Correlation
Correlation is a measure of dependence between two underlying references which is relevant for valuing
derivatives and other instruments having more than one underlying reference.

High positive correlation (close to
1) indicates strong positive (statistical)

relationship, where underliers move, everything else equal, move into the same direction. The same holds for a high negative correlation.
Reset spread
Reset spreads are key inputs to mortgage

linked prepayment swaps valuation.

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
Jump rate
Jump rates simulate abrupt changes in valuation models. The rate is an added component to the discount rate in
the model to include default risks.

Prepayment rate
Prepayment rate is a key

input to mortgage and loan valuation. Prepayment rate

is the estimated rate at which
mortgage borrowers will repay

their mortgages early, e.g. 5% per year.

Prepayment rate and reset spread

are key
inputs to mortgage linked prepayment

swaps valuation

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -340
Level 3: Changes during the period

Changes in Level 3 Financial assets
Trading assets
Non-trading
derivatives
Financial assets

mandatorily at FVPL
Financial assets
designated at FVPL
Financial assets
at FVOCI Total
2020 2019 2020 2019 2020 2019 2020 2019 2020 2019 2020 2019
Opening balance

174 494 8 27 1,381 1,042 1,244 1,075 1,961 2,749 4,768 5,387
Realised gain/loss

recognised in the statement of profit or loss during the period

1
–61 40 –1 –21 –104 –63 –198 –6 –19 –15 –383 –66
Revaluation recognised in other comprehensive income during the period

2
–46 155 –46 155
Purchase of assets 453 28 3 0 1,180 1,494 212 360 39 11 1,887 1,893
Sale of assets –73 –53 –8 –3 –973 –832 –270 –212 –419 –680 –1,743 –1,780
Maturity/settlement –39 –11 –1 –83 –461 –57 –35 –175 –212 –354 –719
Reclassifications

–279 330 279 -105 3 224 4
Transfers

into Level 3
517 26 4 6 9 1 63 –1 523 103
Transfers

out of Level 3
–90 –72 0 –528 –88 –138 –53 –755 –214
Exchange rate differences 1 -24 –1 –4 1 –27 1
Changes in the composition of the group and other changes 5 2 1 1 6 3
Closing balance 882 174 1 8 1,191 1,381 796 1,244 1,231 1,961 4,101 4,768

1

Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts
includes EUR 312 million (2019: EUR 43 million) of unrealised gains and losses recognised in the statement of profit or loss.

2

Revaluation recognised in other comprehensive income is included on the line ‘Net change in fair value of debt instruments at fair value through other comprehensive income’.

In 2020, the transfer into Level 3 assets is mainly driven by debt securities that are part of a structure transferred
into level 3 due to market illiquidity which decreased observability for an input.

Transfers

out of Level 3 is mainly related to debt obligations due to the valuation no longer being significantly
impacted by unobservable inputs.

In 2020, reclassification relate to a re-review

of the general terms of a portfolio of securitization loans, the underlying pools of assets are exposed to residual value risk. Consequently,

the portfolio of EUR 0.3 billion, which
is classified at Level 3, was incorrectly measured at amortised cost and therefore reclassified to mandatorily fair
value through profit or loss. Furthermore, it relates to ING’s investment in Visa preference

series C shares,
reference is made to Note 5 ‘Financial assets at fair

value through other comprehensive income’.

In 2019 the amounts reported on the line reclassifications relate to syndicated loans reclassed from trading
assets to financial assets mandatory at FVPL.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -341
Changes in Level 3 Financial liabilities
Financial liabilities
designated as at fair

value through profit or
loss Trading liabilities Non-trading derivatives Total
2020 2019 2020 2019 2020 2019 2020 2019
Opening balance 195 122 110 80 184 708 490 910
Realised gain/loss recognised in
the statement of profit or loss

during the period
1
-2 102 20 -16 -22 32 -4 118
Additions 55 72 19 46 662 35 736 154
Redemptions -116 -30 -45 -0 -90 -10 -250 -40
Maturity/settlement -11 -32 -52 -83 -479 -146 -511
Transfers

into Level 3
170 13 8 267 49 445 62
Transfers

out of Level 3
-111 -52 -23 -738 -150 -873 -202
Closing balance 180 195 39 110 180 184 398 490

1

Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes
EUR -4 million (2019: EUR 115 million) of unrealised gains and losses recognised in the statement of profit or loss.

In 2020, the transfers into level

3 mainly consisted of structured notes, measured designated as at fair value
through profit or loss, which were transferred

into Level 3 due to market illiquidity as a result of the Covid-19 pandemic. This caused the valuation being significantly impacted by unobservable inputs.

In 2019 and 2020, financial liabilities mainly (long term) repurchase transactions were transferred out of Level 3
mainly due to the valuation not being significantly impacted by unobservable inputs.

g) Recognition of unrealised gains and losses in Level 3
Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that
relates to Level 3 assets and liabilities are included in the line item ‘Valuation results and net trading income’ in
the statement of profit or loss.

In 2019 and 2020, unrealised gains and losses that relate to ‘Financial assets at fair value through
other comprehensive income’ are included in the Revaluation reserve – Equity securities at fair value through
other comprehensive income or Debt

Instruments at fair value through other comprehensive income.

h) Level 3: Sensitivity analysis of unobservable inputs
Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range

of reasonably possible alternatives. In line with market practice the
upper and lower bounds of the range of alternative input values reflect a 90% level of valuation certainty.

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

The valuation uncertainty in the table below is broken

down by related risk class rather than by product. The
possible impact of a change of unobservable inputs in the fair value o of financial instruments where unobservable inputs are significant to the valuation is as follows:

Sensitivity analysis of Level 3 instruments
Positive fair value
movements from

using reasonable

possible alternatives
Negative fair value
movements from

using reasonable

possible alternatives
2020 2019 2020 2019
Equity (equity derivatives, structured notes)
33 35 -14
Interest rates (Rates derivatives,

FX derivatives)
20 40 -1
Credit (Debt securities, Loans, structured notes, credit derivatives)
43 10 -27
96 85 -42

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -342
i) Financial instruments not measured at fair value
The following table presents the estimated The fair values

of the financial instruments not measured at fair value
in the statement of financial position. The aggregation of the fair values presented below does not represent, and
should not be construed as representing, the underlying value of ING Group.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

38 Fair value of assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -343
Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
Carrying Amount
Carrying amount
approximates fair value
Level 1 Level 2 Level 3
Total fair

value
2020 2019 2020 2019 2020 2019 2020 2019 2020 2019 2020 2019
Financial Assets
Loans and advances to banks
25,364 35,136 2,165 2,367 0 728 7,763 11,469 15,611 20,570 25,539 35,133
Loans and advances to customers
593,970 608,029 17,486 20,343 0 165 14,595 12,622 576,659 588,063 608,740 621,194
Securities at amortised cost
50,587 46,108 0 –0 49,109 43,784 2,550 2,304 622 840 52,281 46,928
669,921 689,273 19,651 22,710 49,109 44,677 24,908 26,395 592,892 609,473 686,560 703,255
Financial liabilities
Deposits from banks
78,098 34,826 3,918 4,596 0 68,473 23,900 6,014 6,589 78,405 35,086
Customer deposits
1
609,517 574,355 580,262 530,626 0 14,007 19,802 15,704 24,626 609,972 575,055
Debt securities in issue
82,065 118,528 –0 51,906 57,563 24,005 42,638 6,449 18,642 82,360 118,844
Subordinated loans
15,805 16,588 –0 –0 15,013 14,552 1,161 2,701 16,174 17,253
785,484 744,297 584,180 535,222 66,919 72,116 107,645 89,042 28,167 49,858 786,911 746,239

1 The prior period has been updated to improve consistency

and comparability of customer deposits

The following methods and assumptions were used by ING Group to estimate the fair value of the financial
instruments not measured at fair value .
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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

39

Derivatives and hedge accounting

ING Group Annual Report 2020 on Form 20-F F -344
Subordinated loans
The fair value of publicly traded subordinated loans are based on quoted market prices when available. Where
no quoted market prices are available, fair

value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit

spreads that apply to similar instruments.

39

Derivatives and hedge accounting
Use of derivatives

ING Group uses derivatives for economic hedging purposes to manage its asset and liability portfolios and structural risk positions. The primary objective of ING Group’s hedging activities is to manage the risks which
arises from structural imbalances in the duration and other profiles of its assets and liabilities. The objective of economic hedging is to enter into positions with an opposite risk profile to an identified risk exposure to reduce
that exposure. The main risks which are being hedged are interest rate risk and foreign currency exchange

rate
risk. These risks are primarily hedged with interest rate swaps,

cross currency swaps and foreign exchange
forwards/swaps.

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

The company’s detailed accounting policies for

these three hedge models are set out in
paragraph 1.7 ‘Financial instruments’ of Note 1 ‘Basis of preparation and accounting policies’.

Impact of Covid-19
The impact of Covid-19 on timing or amount of cash flows of our products that are designated as hedged items in hedge accounting programs did not result in hedge ineffectiveness during the reporting period.

Impact of Brexit
As a result of Brexit and the associated uncertainty of the ability of United Kingdom based clearing houses to offer clearing services to European clients such as ING, ING has reduced its exposure to UK based clearing houses.
In 2020 ING Group transferred part of the derivative

exposures to an European Union based clearing house,
which resulted in de-designation and re-designation of hedge accounting relationships.

ING Group migrated various portfolios

of interest rate swaps

,

which were partly designated in macro cash flow
hedges. For discontinued cash flow hedges, the fair value changes accumulated in the cash flow hedge reserve of
EUR 884 million remains in Other Comprehensive Income and is recycled to the statement of profit or loss in the
periods in which the hedged item affects profit or loss. The de-designation and re-designation of these hedge accounting relationships did not result in material impact in the statement of profit or loss of 2020.

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

risk are the designated hedged
risk. The hedged exposures are mainly loan portfolios, issued debt securities and purchased debt instruments.

ING Group early adopted the amendments to IAS 39 issued in September 2019 to these hedging relationships directly affected by IBOR reform

(Phase 1). This excludes EURIBOR hedges as EURIBOR is Benchmarks Regulation compliant.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

39

Derivatives and hedge accounting

ING Group Annual Report 2020 on Form 20-F F -345
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

The same assumption is used while assessing the likelihood of occurrence of the forecast transactions that are
subject to cash flow hedges. The cash flow hedges directly impacted by the IBOR reform still meet the highly
probable requirement assuming the respective LIBOR benchmark on which the hedged cash flows are based are not altered as a result of the reform.

The following table contains details of the gross notional amounts of hedging instruments as at 31 December that
are used in the Group's hedge accounting relationships for which the Phase 1 amendments to

IAS39 were
applied:

Notional amounts of Hedging instruments in EUR as at 31 December
Benchmark 2020 2019
USD LIBOR

41,020 45,496
GBP LIBOR

1,500 2,184
JPY LIBOR 410 2,922
CHF LIBOR 315 313

Approximately 85% (31 December 2019: 68%) of the above notional amounts have a maturity date beyond 2021.
In addition, approximately 63% of the above notional amounts for USD LIBOR have a maturity date beyond June
2023.

The notional amounts of the derivative hedging instruments (in above table) provide a close approximation of
the extent of the risk exposure ING manages through these hedging relationships.

ING Group did not early adopt Phase 2 amendments in 2020. Refer to sections 1.4.2 and 1.7.4. of Note 1 ‘Basis of preparation and accounting policies’ for more information

on the Phase 2 amendments.

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

39

Derivatives and hedge accounting

ING Group Annual Report 2020 on Form 20-F F -346
Gross carrying value of derivatives designated under fair value hedge accounting
Assets

2020
Liabilities

2020
Assets

2019
Liabilities

2019
As at 31 December
Hedging instrument on interest rate risk
– Interest rate swaps 4,895 2,050 5,133 5,486
– Other interest derivatives
44 110 87 70

The derivatives used for fair value hedge accounting are

included in the statement of financial position line-item
‘Financial assets at fair value through profit or loss – Non-trading derivatives’

for EUR 486 million (2019: EUR 524
million) respectively ‘Financial liabilities at fair value through profit or loss – Non-trading derivatives’

EUR 444
million (2019: EUR 873 million). The remaining derivatives are offset with other derivatives and collaterals paid or
received.

For our main currencies the average fixed

rate for interest

rate swaps used in fair value hedge accounting

are
2.79% (2019: 2.98%)for EUR and 3.76% (2019: 3.55%) for USD.

The following table shows the net notional amount of derivatives designated in fair value hedging, split into the
maturity of the instruments. The net notional amounts presented in the table are a combination of payer (-) and
receiver (+) swaps.

Maturity derivatives designated in fair value hedging
As at 31 December 2020
Less than
1 month
1 to 3
months
3 to 12
months
1 to 2
year
2 to 3
years
3 to 4
years
4 to 5
years >5 years Total
Hedging instrument on
interest rate risk
– Interest rate swaps
15 1,153 1,263 6,704 6,170 4,281 4,347 16,548 40,481
– Other interest derivatives
-1 -68 -283 -434 -370 -302 -315 394 -1,378
As at 31 December 2019
Hedging instrument on
interest rate risk
- Interest rate swaps
-59 612 6,394 12,936 7,637 7,195 3,266 16,494 54,475
– Other interest derivatives
-20 -22 58 -242 -404 -290 -44 1,075 110

Gains and losses on derivatives designated under fair value hedge accounting are recognised in the statement of
profit or loss. The effective portion of the fair value change on the hedged item is also recognised in the
statement of profit or loss. As a result, only the net accounting ineffectiveness has an impact on the net result.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

39

Derivatives and hedge accounting

ING Group Annual Report 2020 on Form 20-F F -347
Hedged items included in a fair value hedging relationship
Carrying amount of the hedged items
Accumulated amount of fair value hedge
adjustment on the hedged item included in

the carrying amount of the hedged item
Change in fair value
used for measuring
ineffectiveness for the
period
Change in fair value
hedge instruments
Hedge ineffectiveness
recognised in the
statement of profit or
loss gain (+) / loss (-)
Assets Liabilities Assets Liabilities
As at 31 December 2020
Interest rate risk
– Amounts due from banks
– Debt securities at fair value through other comprehensive income
20,164 n/a 552
– Loans at FVOCI
n/a -0
– Loans and advances to customers
876 121 25
– Debt instruments at amortised cost
4,222 501 170
– Debt securities in issue
54,043 3,443 -878
– Subordinated loans
13,309 510 -397
– Amounts due to banks
-5
– Customer deposits and other funds on deposit
54 0 -9
– Discontinued hedges
561 2
Total
25,262 67,406 1,183 3,956 -541 538 -4
As at 31 December 2019
Interest rate risk
– Amounts due from banks
-0
– Debt securities at fair value through other comprehensive income
23,281 n/a 357
– Loans at FVOCI
n/a
– Loans and advances to customers
959 75 31
– Debt instruments at amortised cost
6,133 429 356
– Debt securities in issue
62,236 2,706 -1,018
– Subordinated loans
14,970 261 -201
– Amounts due to banks
8,783 38 1
– Customer deposits and other funds on deposit
299 2 -12
– Discontinued hedges
688 7
Total
30,373 86,288 1,192 3,014 -487 504 18

The main sources of ineffectiveness are:
◾

differences in maturities of the hedged item(s) and hedging instrument(s);
◾

different interest

rate curves applied to discount the hedged item(s) and hedging instrument(s);
◾

differences in timing of cash flows of the hedged item(s) and hedging instrument(s).

There were no other sources of ineffectiveness in these hedging relationships.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

39

Derivatives and hedge accounting

ING Group Annual Report 2020 on Form 20-F F -348
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
2020 2020 2019 2019
As at 31 December
Hedging instrument on interest rate risk
– Interest rate swaps 2,271 545 2,615 2,848
Hedging instrument on combined interest and FX rate

risk
– Cross currency interest rate

derivatives
774 21 358 158

The derivatives used for cash flow hedge accounting are included in the statement of financial position line-item
‘Financial assets at fair value through profit or loss – Non-trading derivatives’

EUR

1,376 million (2019: EUR

677
million) respectively ‘Financial liabilities at fair value through profit or loss – Non-trading derivatives’

EUR

230
million (2019: EUR

339 million). The remaining derivatives are offset with other derivatives and collaterals paid
or received.

For the main currencies the average

fixed rate for interest

rate swaps used in cash flow hedge accounting are

-
0.15% (2019: 0.54%) for EUR, 1.74% (2019: 2.38%) for PLN, 2.31% (2019: 2.51%) for USD and 0.82% (2019: 1.50%)
for AUD. The average

currency exchange rates

for cross currency swaps used in cash flow hedge accounting is for
EUR/USD 0.95 (2019: 1.11) and for EUR/AUD 1.60 (2019: 1.55).

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

39

Derivatives and hedge accounting

ING Group Annual Report 2020 on Form 20-F F -349
The following table shows the net notional amount of derivatives designated in cash flow hedging split into the
maturity of the instruments. The net notional amounts presented in the table are a combination of payer (+) and
receiver (-) swaps.
Maturity derivatives designated in cash flow hedging
As at 31 December
2020
Less than 1
month
1 to 3
months
3 to 12
months 1 to 2 year 2 to 3 years
3 to

4
years 4 to 5 years >5 years Total
Hedging instrument
on interest rate risk
– Interest rate swaps -248 -92 -2,061 -4,896 -1,832 -5,772 -3,466 -19,537 -37,904
Hedging instrument
on combined interest
and FX rate risk
– Cross currency
interest rate
derivatives
-160 -1,666 -2,828 -2,446 -3,493 -1,324 194 -210 -11,934
As at 31 December
2019
Hedging instrument
on interest rate risk
– Interest rate swaps -401 580 -2,591 -6,512 -5,541 -5,788 -5,364 -23,009 -48,627
– Other interest
derivatives
Hedging instrument
on combined interest
and FX rate risk
– Cross currency
interest rate
derivatives
-1,098 -2,068 -5,044 -2,509 -1,473 3 104 -12,086

The following table shows the cash flow hedge accounting impact on profit or loss and comprehensive income:

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

39

Derivatives and hedge accounting

ING Group Annual Report 2020 on Form 20-F F -350
Cash flow hedging – impact of hedging instruments on the statement of profit or loss and other comprehensive income
Change in value used for
calculating hedge
ineffectiveness for the
period
Carrying amount

cash flow hedge

reserve at the end of

the reporting period
1
Amount reclassified from
CFH reserve to profit or
loss
Cash flow is no

longer expected

to occur
Change in value of
hedging instrument
recognised in OCI
Hedge ineffectiveness
recognised in the
statement of profit or
loss, gain (+) / loss (-)
As at 31 December 2020
Interest rate risk on;
– Floating rate lending -784 1,310 -97
– Floating rate borrowing
136 -306 33
– Other
-107 36 19
– Discontinued hedges
1,037 -236
Total interest

rate risk
-755 2,077 -281 830 -6
Combined interest and FX rate risk on;
– Floating rate lending
-26 -35 -256
– Floating rate borrowing
29 -42 -10
– Other
-0 -0 -3
– Discontinued hedges
-26
Total combined interest

and Fx
3 -78 -295 263 1
Total cash flow hedge
-753 1,999 -576 1,093 -5
As at 31 December 2019
Interest rate risk on;
– Floating rate lending -940 1,395 357
– Floating rate borrowing
133 -198 -201
– Other
-211 169 53
– Discontinued hedges
316 -112
Total interest

rate risk
-1,018 1,682 97 851 44
Combined interest and FX rate risk on;
– Floating rate lending
-22 -42 -498
– Floating rate borrowing
12 15 -12 -1
– Other
1 -1 -4
– Discontinued hedges
-3
Total combined interest

and Fx
-10 -28 -517 -1 475 3
Total cash flow hedge
-1,028 1,654 -420 -1 1,326 47

1

The carrying amount is the gross amount, excluding tax adjustments.

The main sources of ineffectiveness for cash flow hedges are:

differences in timing of cash flows of the hedged item(s) and hedging instrument(s);

mismatches in reset frequency between hedged item and hedging instrument.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Derivatives and hedge accounting

ING Group Annual Report 2020 on Form 20-F F -351
As a result of interest rate developments

in 2019 ING Group de-designated cash flow hedge accounting portfolios with a total notional value of approximately EUR 25 billion.

Hedges of net investments in foreign

operations

A foreign currency exposure arises from a net investment

in subsidiaries that have a different functional currency
from the presentation currency of ING Group. The risk arises from the fluctuation in spot exchange rates
between the functional currency of the subsidiaries and ING Group’s presentation currency, which causes the
amount of the net investment to vary in the consolidated financial statements of ING Group. This risk may have a
significant impact on ING Group’s financial statements.

ING Group’s policy is to hedge these exposures only when
not doing so it is expected to have a significant impact on the regulatory capital ratios of ING Group and its
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

Gross carrying value of derivatives used for net investment hedging

Assets Liabilities
Assets

Liabilities

2020 2020 2019 2019
As at 31 December
– FX forwards and Cross currency swaps 69 98 23 51

The derivatives used for net investment

hedge accounting are included in the statement of financial position line-
item ‘Financial assets at fair value through profit or loss – Non-trading derivatives’

EUR 69 million (2019: EUR 23
million) respectively ‘Financial liabilities at fair value through profit or loss – Non trading derivatives’

EUR 98
million (2019: EUR

51 million). The remaining derivatives are offset with other derivatives and collaterals paid or
received.

For ING Group’s main currencies the average

exchange rates used in net investment

hedge accounting for 2020
are EUR/USD 1.14 (2019: 1.12), EUR/PLN 4.45 (2019: 4.30), EUR/AUD 1.65 (2019: 1.61) and EUR/THB 35.71
(2019: 34.79).

The following table shows the notional amount of derivatives designated in net investment hedging split into the
maturity of the instruments:

Maturity derivatives designated in net investment hedging
As at 31 December
2020
Less than
1 month
1 to 3
months
3 to 12
months 1 to 2 year
2 to 3
years
3 to

4
years
4 to 5
years >5 years Total
– FX forwards and
cross currency
swaps
-3,825 -375 -580 -4,780
– Other FX
derivatives
-8 -8
As at 31 December
2019
– FX forwards and
Cross currency
swaps
-3,179 -999 -54 -4,232

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

40

Assets by contractual maturity

ING Group Annual Report 2020 on Form 20-F F -352
The effect of the net investment hedge accounting

in the statement of profit or loss and other comprehensive
income is as follows:

Net investment hedge accounting – Impact on statement

of profit or loss and other comprehensive income
As at 31 December 2020
Change in value
used for
calculating
hedge
ineffectiveness
for the period
Carrying amount
net investment
hedge reserve at
the end of the
reporting period
1
Hedged item
affected
statement of
profit or loss

Change in value
of hedging
instrument
recognised in
OCI
Hedge
ineffectiveness
recognised in the
statement of
profit or loss,
gain(+) / Loss(-)
Investment in foreign operations -122 553 -11 121 1
Discontinued hedges -210
As at 31 December 2019
Investment in foreign operations 134 440 44 -134 0
Discontinued hedges -210

1

The carrying amount is the gross amount, excluding tax adjustments.

40

Assets by contractual maturity

Amounts presented in these tables by contractual maturity

are the amounts as presented in the statement

of
financial position and are discounted cash flows. Reference

is made to ‘Risk Management – Funding and liquidity
risk’.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Assets by contractual maturity

ING Group Annual Report 2020 on Form 20-F F -353
Assets by contractual maturity
2020 Less than 1 month

1
1-3 months 3-12 months 1-5 years Over 5 years Maturity not applicable Total
Cash and balances with central banks 111,087 111,087
Loans and advances to banks 15,786 2,796 3,419 3,093 270 25,364
Financial assets at fair value through profit or loss
–

Trading assets
12,100 6,567 9,206 10,206 13,277 51,356
–

Non-trading derivatives
495 446 644 1,252 746 3,583
–

Mandatorily at fair value through profit or loss
26,854 11,376 3,472 1,153 1,222 228 44,305
–

Designated as at fair value through profit or loss
248 26 631 657 2,564 4,126
Financial assets at fair value through other comprehensive income
–

Equity securities
1,862 1,862
–

Debt securities
841 985 5,175 11,576 14,400 32,977
–

Loans and advances
32 34 73 407 509 1,056
Securities at amortised cost 2,104 2,444 3,943 24,298 17,798 50,587
Loans and advances to customers 50,293 19,788 48,261 176,047 299,581 593,970
Other assets
2
3,797 312 1,148 1,934 1,283 5,142 13,617
Total assets 223,636 44,775 75,973 230,625 351,649 7,232 933,891
2019
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
Other assets 4,618 369 1,176 1,683 1,251 6,292 15,389
Total assets 172,793 43,842 71,460 236,784 354,885 8,756 888,520

1 Includes assets on demand.
2 Includes other financial

assets such as assets held for sale, current and deferred tax assets as presented in the consolidated statement of the financial position. Additionally, non-financial assets are included in that position where maturities are not applicable as property and equipment and investments in associates and joint ventures. Due to their nature non-financial assets consist mainly of assets expected to be recovered after more than 12 months

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

41

Liabilities and off-balance sheet commitments by maturity

ING Group Annual Report 2020 on Form 20-F F -354
41

Liabilities and off-balance sheet commitments by maturity
The tables below include all liabilities and off-balance sheet commitments by maturity based on contractual, undiscounted cash flows. These balances are included in the maturity analysis as follows:

Perpetual liabilities are included in column ‘Maturity not applicable’.

Derivative liabilities are included on a net basis if cash flows are settled net. For other derivative liabilities the contractual gross cash flow payable is included.

Undiscounted future coupon interest on financial liabilities payable is included in a separate line and in
the relevant maturity bucket.

Non-financial liabilities are included based on a breakdown of the amounts per statement of financial
position, per expected maturity.

Loans and other credit-related commitments are classified on the basis of the earliest date they can be
drawn down.

ING Group’s expected

cash flows on some financial liabilities vary significantly from contractual cash flows.
Principal differences are in demand deposits from customers that are expected to remain stable or increase and
in unrecognised loan commitments that are not all expected to be drawn down immediately. Reference

is made
to the liquidity risk paragraph in ‘Risk Management – Funding and liquidity risk’ for a description on how liquidity risk is managed.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

41

Liabilities and off-balance sheet commitments by maturity

ING Group Annual Report 2020 on Form 20-F F -355
Liabilities and off-balance sheet commitments by maturity
2020 Less than 1 month

1
1–3 months 3–12 months 1–5 years Over 5 years
Maturity not
applicable Adjustment

2
Total
Deposits from banks 11,080 537 772 64,147 1,722 -161 78,098
Customer deposits 587,137 9,662 8,208 2,169 2,207 134 609,517
Financial liabilities at fair value through profit or loss
–

Other trading liabilities
4,940 1,197 204 268 323 39 6,972
–

Trading derivatives
2,179 2,297 4,250 9,589 7,794 -373 25,737
–

Non-trading derivatives
283 178 204 468 454 41 1,629
–

Designated at fair value through profit or loss
32,540 8,506 1,330 2,181 3,247 11 631 48,444
Debt securities in issue 5,144 8,428 13,441 25,752 25,430 3,868 82,065
Subordinated loans 661 8,815 5,670 659 15,805
Lease liabilities 17 42 166 611 520 -18 1,339
Financial liabilities 643,321 30,848 28,576 105,846 50,512 5,680 4,821 869,605
Other liabilities

3
6,830 568 2,681 765 802 11,646
Total liabilities 650,150 31,416 31,257 106,611 51,315 5,680 4,821 881,250
Coupon interest due on financial liabilities 229 490 1,155 3,732 3,249 292 9,147
Contingent liabilities in respect of
–

Discounted bills
–

Guarantees

22,836 550 23,386
–

Irrevocable letters of credit
14,016 14,016
–

other
50 47 97
Guarantees issued by ING Groep N.V. 292 292
Irrevocable facilities 124,991 0 124,991
162,186 0 47 550 162,782

1

Includes liabilities on demand.
2

This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting and fair value hedge adjustments,

and for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
3

Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Liabilities and off-balance sheet commitments by maturity

ING Group Annual Report 2020 on Form 20-F F -356
Liabilities and off-balance sheet commitments by maturity
2019 Less than 1 month

1
1–3 month 3–12 months 1–5 years Over 5 years Maturity not applicable Adjustment

2
Total
Deposits from banks 9,903 847 12,011 10,280 1,965 -180 34,826
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
Lease liabilities 16 39 161 668 643 -21 1,507
Financial liabilities 586,762 40,753 67,656 65,160 51,909 6,948 4,557 823,745
Other liabilities

3
7,916 820 2,361 728 1,061 12,886
Total liabilities 594,677 41,573 70,017 65,888 52,970 6,948 4,557 836,631
Coupon interest due on financial liabilities 574 692 1,482 5,790 4,355 379 13,271
Contingent liabilities in respect of
4
–

Discounted bills
–

Guarantees

26,952 550 27,502
–

Irrevocable letters of credit
16,340 16,340
–

other
57 75 131
Guarantees issued by ING Groep N.V. 319 319
Irrevocable facilities 120,002 120,002
163,670 75 550 164,296

1

Includes liabilities on demand.
2

This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting and fair value hedge adjustments,

and for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
3

Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.
4 The prior period has been updated to improve consistency and comparability of the amounts per maturity of contingent liabilities.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Transfer

of financial assets, assets pledged and received as collateral

ING Group Annual Report 2020 on Form 20-F F -357
42

Transfer of financial assets, assets pledged and received as collateral

Financial assets pledged

as collateral
The financial assets pledged as collateral consist primarily of Loans and advances to customers pledged to secure
Debt securities in issue, deposits from the Dutch Central Bank and other banks, as well as debt securities used in securities lending or sale and repurchase transactions. They serve to secure margin accounts and are used for
other purposes required by law. Pledges are

generally conducted under terms that are usual and customary for collateralised transactions including standard

sale and repurchase agreements, securities lending and borrowing and derivatives margining. The financial assets pledged are as follows:

Financial assets pledged as collateral
2020 2019
Banks
–

Cash and balances with central banks
1,377
1,382
–

Loans and advances to banks
3,833
6,337
Financial assets at fair value through profit or loss 14,772
16,350
Financial assets at fair value through OCI 2,377
440
Securities at amortised cost 7,023
1,118
Loans and advances to customers 115,194
75,755
Other assets 761
908
145,338
102,290

In addition, in some jurisdictions ING Bank N.V.

has an obligation to maintain a reserve with central banks. As at
31 December 2020, the minimum mandatory reserve deposits with various central banks amount to EUR 10,573 million (2019: EUR 9,975 million).

Loans and advances to customers that have been pledged as collateral for Debt securities in issue and for
liquidity purposes, amount in The Netherlands to EUR 67,067 million (2019: EUR 45,530 million), in Germany to
EUR 12,512 million (2019: EUR 13,222 million), in Belgium EUR 23,060 million (2019: EUR 11,298 million), in
Australia to EUR 5,572 million (2019: EUR 4,150 million) and in the United States to EUR 1,742 million (2019: EUR
1,010 million) and the remaining amount in other countries.

Financial assets received as collateral
The financial assets received as collateral that can be sold or repledged in absence of default by the owner of the
collateral consists of securities obtained through reverse

repurchase transactions and securities borrowing
transactions.

These transactions are generally conducted under standard

market terms for most repurchase

transactions and
the recipient of the collateral has unrestricted

right to sell or repledge it, provided that the collateral

(or
equivalent collateral) is returned to the counterparty

at term.

Financial assets received as collateral
2020 2019
Total received

collateral available for sale or repledge

at fair value
–

equity securities
20,018
17,919
–

debt securities
79,670
94,772
of which sold or repledged at fair value
–

equity securities
16,365
15,654
–

debt securities
60,384
67,194

Transfer

of financial assets
The majority of ING's financial assets that have been transferred, but do not qualify for derecognition are debt
instruments used in securities lending or sale and repurchase transactions.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Offsetting financial assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -358
Transfer of financial assets not qualifying for

derecognition

Securities lending Sale and repurchase
Equity Debt Equity Debt
2020 2019 2020 2019 2020 2019 2020 2019
Transferred

assets at carrying amount
Financial assets at fair value through profit or loss
3,151 2,542 1,974 2,078 1,682 8,619 9,538
Financial assets at fair value through other
comprehensive income
56 193 2,120 6
Loans and advances to customers
Securities at amortised cost
470 195 6,281 734
Associated liabilities at carrying amount
1
Deposits from banks
n/a n/a n/a n/a 0 0 0 0
Customer deposits
n/a n/a n/a n/a 0 0 0 0
Financial liabilities at fair value through profit or loss
n/a n/a n/a n/a 2,018 1,619 4,190 3,805

1

The table includes the associated liabilities which are reported after offsetting, compared to the gross positions of the encumbered assets.

The table above does not include assets transferred to consolidated securitisation entities as the related assets
remain recognised in the consolidated statement

of financial position.

Transferred

financial assets that are derecognised in their entirety are mentioned in note

48 Structured Entities.

Offsetting financial assets and liabilities
The following tables include information about rights to offset and the related arrangements. The amounts
included consist of all recognised financial instruments that are presented net in the statement of financial
position under the IFRS netting criteria (legal right to offset and intention to net settle or to realise the asset and
settle the liability simultaneously) and amounts presented gross in the statement of financial position but subject
to enforceable

master netting arrangements or similar arrangement

s.

At ING Group amounts that are offset mainly relate

to derivatives transactions,

sale and repurchase agreements,
securities lending agreements and cash pooling arrangements. A significant portion of offsetting is applied to OTC
derivatives which are cleared through central clearing parties.

Related amounts not set off in the statement

of financial position include transactions where:
◾

The counterparty has an offsetting exposure and a master

netting or similar arrangement is in place with
a right to set off only in the event of default, insolvency or bankruptcy,

or the offsetting criteria are
otherwise not satisfied, and
◾

In the case of derivatives and securities lending or sale and repurchase agreements,

cash and non-cash
collateral has been received or pledged to cover

net exposure in the event of a default or other
predetermined events.

The effect of over-collateralisation

is excluded.

The net amounts resulting after setoff are not intended to

represent ING’s actual exposure

to counterparty risk,
as risk management employs a number of credit risk mitigation strategies in addition to netting and collateral
arrangements. Reference

is made to the Risk Management section on Credit risk.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Offsetting financial assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -359
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
2020
Gross amounts of
recognised financial
assets
Gross amounts of
recognised financial
liabilities offset in the
statement of financial
position
Net amounts of
financial assets
presented in the
statement of financial
position
Related amounts not offset

in the statement of financial position
Net amount
Amounts not subject
to enforceable
netting
arrangements
Statement of
financial position
total
1
Financial instruments
Cash and financial
instruments received
as collateral
Statement of financial position

line item Financial instrument
Loans and advances to banks
Reverse repurchase, securities

borrowing and similar agreements
1,911 0 1,911 0 1,907 4 2,958 4,869
Cash pools
2
2 -2 0 0 0 0 0
1,913 -2 1,911 0 1,907 4 2,958 4,869
Financial assets at fair value through profit or loss
Trading and Non-trading
Reverse repurchase, securities
borrowing and similar agreements
48,487 -14,823 33,664 245 33,343 77 19,018 52,682
Trading and Non-trading
Derivatives
73,142 -52,561 20,581 12,520 5,350 2,710 10,240 30,821
121,629 -67,384 54,245 12,765 38,693 2,787 29,258 83,503
Loans and advances to customers
Reverse repurchase, securities
borrowing and similar agreements
2,845 -2,359 486 0 486 0 138 624
Cash pools
3
168,461 -165,815 2,646 1,729 628 289 2,646
171,306 -168,174 3,132 1,729 1,113 289 138 3,270
Other items where offsetting is applied in the
statement of financial position
4
8,558 -7,752 806 10 0 796 806
Total financial assets
303,406 -243,312 60,095 14,505 41,714 3,876 32,354 92,449

1

‘The statement of financial position total’ is the sum of ‘Net amounts of financial assets presented in the statement of financial position’
and ’Amounts

not subject to enforceable master netting arrangements’.
2

At 31 December 2020, the total amount of ‘Loans and advances to banks’ excluding repurchase agreements is EUR 20,495 million which is not subject to offsetting.
3

At 31 December 2020, the total amount of ‘Loans and advances to customers’ excluding repurchase agreements is EUR 593,345 million of which EUR 2,646 million is subject to offsetting.
4

Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in ‘Other Assets – Amounts to be settled’ for EUR 2,215 million in the statement of financial position of which EUR 806 million is subject to offsetting as at 31 December 2020.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Offsetting financial assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -360
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
Net amount
Amounts not subject
to enforceable
netting
arrangements
Statement of
financial position
total
1
Financial instruments
Cash and financial
instruments received
as collateral
Statement of financial position line item
Financial instrument
Loans and advances to banks
Reverse repurchase, securities
borrowing and similar agreements
868 868 21 738 109 8,075 8,943
868 868 21 738 109 8,075 8,943
Financial assets at fair value through profit or loss
Trading and non-trading

Reverse repurchase, securities
borrowing and similar agreements
57,328 -20,545 36,783 50 36,553 181 14,171 50,954
Trading and non-trading

Derivatives 74,454 -57,172 17,282 10,510 3,968 2,805 6,669 23,951
131,782 -77,717 54,066 10,559 40,520 2,986 20,839 74,905
Loans and advances to customers
Reverse repurchase, securities
borrowing and similar agreements
180 180
Cash pools
2
169,313 -166,624 2,689 1,422 813 454 2,689
169,313 -166,624 2,689 1,422 813 454 180 2,869
Other items where offsetting is applied in the
statement of financial position
3
9,787 -9,423 364 15 349 364
Total financial assets
311,750 -253,764 57,986 12,016 42,072
3,898 29,094 87,080

1

‘The statement of financial position total’ is the sum of ‘Net amounts of financial assets presented in the statement of financial position’ and ’Amounts not subject to enforceable master netting arrangements’.
2

At 31 December 2019, the total amount of ‘Loans and advances to customers’ excluding repurchase agreements is EUR 607,849 million of which EUR 2,689 million is subject to offsetting.
3

Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in ‘Other Assets – Amounts to be settled’ for EUR 2,835 million in the statement of financial position of which EUR 364 million is
subject to offsetting as at 31 December 2019.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Offsetting financial assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -361
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
Related amounts not offset in the statement
of financial position
Amounts not
subject to
enforceable
netting
arrangements
Statement of
financial position
total

1
2020
Gross amounts of
recognised financial
liabilities
Gross amounts of
recognised financial
assets offset in the
statement of financial
position
Net amounts of
financial liabilities
presented in the
statement of financial
position Financial instruments
Cash and financial
instruments pledged
as collateral Net amount
Statement of financial position line item
Financial instrument
Deposits from banks
Repurchase, securities lending and
similar agreements
167 0 167 0 166 1 1,804 1,971
Cash pools
2
3 -2 2 0 0 2 2
170 -2 169 0 166 3 1,804 1,973
Customer deposits

Repurchase, securities lending and
similar agreements
2,354 -2,354 0 0 0 0 0 0
Cash pools
3
184,490 -165,815 18,675 1,702 0 16,973 18,675
186,844 -168,169 18,675 1,702 0 16,973 0 18,675
Financial liabilities at fair value through profit or loss
Trading and Non-trading
Repurchase, securities lending and
similar agreements
53,520 -14,827 38,693 245 38,447 0 8,271 46,964
Trading and Non-trading
Derivatives
73,215 -52,626 20,589 12,521 6,742 1,326 6,777 27,366
126,735 -67,453 59,282 12,766 45,189 1,326 15,048 74,330
Other items where offsetting is applied in the statement of
financial position
4
8,552 -7,687 865 36 0 829 865
Total financial liabilities
322,303 -243,312 78,991 14,505 45,356 19,131 16,852 95,843

1

‘The statement of financial position total’ is the sum of ‘Net amounts of financial assets presented in the statement of financial position’ and ’Amounts not subject to enforceable master netting arrangements’.
2

At 31 December 2020, the total amount of ‘Deposits from banks’ excluding repurchase agreements is EUR 76,127 million of which EUR 2 million is subject to offsetting.
3

At 31 December 2020, the total amount of ‘Customers deposits’ excluding repurchase agreements is EUR 609,517 million of which EUR 18,675 million is subject to offsetting.
4

Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in ‘Other Liabilities – Amounts to be settled’ for EUR 4,877 million in the statement of financial position of which EUR 865 million is
subject to offsetting as at 31 December 2020.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

43

Offsetting financial assets and liabilities

ING Group Annual Report 2020 on Form 20-F F -362
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
Related amounts not offset in the statement
of financial position
Amounts not
subject to
enforceable
netting
arrangements
Statement of
financial position
total

2
2019
Gross amounts of

recognised

financial liabilities
Gross amounts of
recognised financial
assets offset in the
statement of financial
position
Net amounts of
financial

liabilities presented in
the statement of
financial position Financial instruments
Cash and financial
instruments pledged
as collateral
1
Net amount
Statement of financial position line item
Financial instrument
Deposits from banks
Repurchase, securities lending and
similar agreements
26 26 26 179 205
26 26 26 179 205
Customer deposits

Cash pools
3
181,273 -166,624 14,649 1,419 13,230 14,649
181,273 -166,624 14,649 1,419 13,230 14,649
Financial liabilities at fair value through profit or loss
Trading and Non-trading
Repurchase, securities lending and
similar agreements
56,818 -20,545 36,273 50 35,808 436 6,776 43,049
Trading and Non-trading
Derivatives
76,129 -57,665 18,464 10,511 7,817 137 5,076 23,540
132,946 -78,210 54,737 10,560 43,625 573 11,852 66,589
Other items where offsetting is applied in the statement of
financial position
4
9,200 -8,930 269 11 258 269
Total financial liabilities
323,445 -253,764 69,681 12,016 43,625 14,040 12,031 81,712

1

The amounts pledged as collateral for ‘Deposits from Banks – Repurchase agreements’ and ‘financial liabilities at fair value through profit or loss –

Repurchase agreements’ have been updated to improve consistency and comparability.
2

‘The statement of financial position total’ is the sum of ‘Net amounts of financial assets presented in the statement of financial position’ and ’Amounts not subject to enforceable master netting arrangements’.
3

At 31 December 2019, the total amount of 'Customer Deposits' excluding repurchase agreements is EUR 574,355 million of which EUR 14,649 million is subject to offsetting.
4

Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in ‘Other Liabilities – Amounts to be settled’ for EUR 4,741 million in the statement of financial position of which EUR 269 million is
subject to offsetting as at 31 December 2019.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

44

Contingent liabilities and commitments

ING Group Annual Report 2020 on Form 20-F F -363
44

Contingent liabilities and commitments
In the normal course of business, ING Group is party to activities where risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers,

the Group offers financial
products related to loans. These products include traditional off-balance sheet credit-related financial
instruments.

Contingent liabilities and commitments
2020 2019
Contingent liabilities in respect of
–

Guarantees

23,386 27,502
–

Irrevocable letters of credit
14,016 16,340
–

other
97 131
37,499 43,974
Guarantees issued by ING Groep N.V. 292 319
Irrevocable facilities 124,991 120,002
162,782 164,296

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

The unused portion of irrevocable credit facilities is partly secured by customers’ assets or counter-guarantees

by the central governments and other public sector entities
under the regulatory requirements. Irrevocable facilities

also include commitments made to purchase securities
to be issued by governments and private issuers.

As at 31 December 2020, ING Groep N.V.

guarantees various US dollar debentures (that mature

between 2023
and 2036) which were issued by a subsidiary of Voya Financial Inc. In the Shareholder’s agreement between ING
Groep N.V.

and Voya Financial Inc. it was agreed that the aggregate

outstanding principal amount of the
debentures shall be reduced to nil at 31 December 2019. In accordance with the Shareholder’s agreement, the net exposure of ING Groep N.V.

as at 31 December 2020 was nil, as the outstanding principal amount of the US dollar debentures was fully covered with collateral

of EUR 304 million (2019: EUR 331 million) pledged by Voya
Financial Inc.

In addition to the items included in contingent liabilities, ING Group has issued certain guarantees as participant in collective arrangements of national banking funds and as a participant in required collective guarantee schemes which apply in different countries. For example,

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

45

Legal proceedings

ING Group Annual Report 2020 on Form 20-F F -364
45

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

Settlement agreement : On 4 September 2018, ING announced that it had entered into a settlement agreement with the Dutch Public Prosecution Service relating to previously disclosed investigations regarding various
requirements for client on-boarding and the prevention

of money laundering and corrupt practices. Following
the entry into the settlement agreement, ING has experienced heightened scrutiny from authorities in various
countries. ING is also aware, including as a result of media reports, that other parties may,

among other things,
seek to commence legal proceedings against ING in connection with the subject matter of the settlement, have
filed or may file requests for disciplinary proceedings against ING employees based on the Dutch

“Banker’s oath”,
and/or have filed requests with the Court of Appeal in The Netherlands to reconsider the prosecutor’s decision to
enter into the settlement agreement with ING and not to prosecute

ING or (former) ING employees. In December
2020, the Court of Appeal issued its final ruling. In this ruling the prosecutors' decision to enter into the settlement agreement with ING was upheld, making the settlement final. However,

in a separate ruling, the
Court ordered the prosecution of ING’s former

CEO.

Findings regarding AML processes : As previously disclosed, after its September 2018 settlement with Dutch authorities concerning anti-money laundering matters, and in the context of significantly increased attention on
the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to
continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as
well as ING’s internal assessments in connection with its global enhancement programme,

have in some cases
resulted in satisfactory outcomes, and also have resulted

in, and may continue to result in, findings, or other
conclusions which may require appropriate remedial actions by ING, or may have other consequences. ING
intends to continue to work in close cooperation with authorities as it seeks to improve its management of non-
financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour.

Also as previously disclosed in March 2019, ING Italy was informed by the Banca d’Italia of their report containing their conclusions regarding shortcomings in AML processes at ING Italy,

which was prepared based on an
inspection conducted from October 2018 until January 2019. ING Italy has been engaged in discussions with
Banca d’Italia and Italian judiciary authorities. In February 2020, the Court of Milan confirmed and approved a plea bargain agreement with the Italian judiciary authorities. As a consequence, ING Italy has paid an administrative fine and disgorgement of profit. In addition, in February 2020 the Banca d’Italia imposed an
administrative fine on ING Italy.

Both amounts were already provisioned for in 2019.

In September 2020, the Banca d’Italia announced that the ban on onboarding new customers at ING Italy, imposed in March 2019 has been removed. The decision follows the comprehensive steps undertaken by ING
Italy to strengthen its processes and management of KYC

compliance risks.

ING continues to take steps to

enhance its management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which
includes enhancing KYC files and working on various structural improvements in compliance policies, tooling,
monitoring, governance, knowledge and behaviour.

Tax cases : Because of the geographic spread of its business, the Issuer may be subject to tax audits, investigations and procedures in numerous

jurisdictions at any point in time. Although the Issuer believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations

and
procedures is uncertain and may result in liabilities which are materially different from the amounts recognised.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

45

Legal proceedings

ING Group Annual Report 2020 on Form 20-F F -365
Litigation regarding products of a former subsidiary in Mexico : Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a
former subsidiary of ING in Mexico. A provision has been taken in the past.

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

Interest rate derivatives

claims
: ING is involved in several legal proceedings in the Netherlands with respect to
interest rate derivatives

that were sold to clients in connection with floating interest rate loans in order to hedge
the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts
and circumstances of each specific case, inter alia alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives
that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages,
annulled the interest rate derivative

or ordered repayment of certain amounts to the claimants.

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

ING
(including offers of no compensation). In June 2020, the independent derivative dispute committee rejected all
claims by the client against ING in ING’s

last open file under the uniform recovery framework. The last open file has been closed at the end of June 2020.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Legal proceedings

ING Group Annual Report 2020 on Form 20-F F -366
Interest surcharges claims:

ING received complaints and was involved in litigation

with certain individuals in the
Netherlands regarding increases in interest

surcharges with respect to several credit

products, including but not
limited to commercial property.

ING has reviewed the relevant product portfolio.

The provision previously taken
has been reversed for certain of these complaints. All claims are dealt with individually.

Thus far,

the courts have
ruled in favour of ING in each case, ruling that ING was allowed to increase the interest surcharge based upon the
essential obligations in the contract. In a relevant

case the Dutch Supreme Court ruled in favor of another Dutch bank, addressing the question whether or not a bank is allowed to increase interest surcharges unilaterally.

The
Supreme Court ruled affirmative. ING will continue to deal with all claims individually.

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
The judgment is now final.

Mortgage expenses claims : ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated

with the formalisation of mortgages. In most court proceedings in first instance the expense clause of the relevant

mortgage contract has been declared null and ING Spain has
been ordered to reimburse all or part of the applicable expenses. The courts in first instance have applied in their
rulings different criteria regarding

the reimbursement of expenses. A provision has been taken

and ING Spain has
filed an appeal against a number of these court decisions. Since 2018, the Spanish Supreme Court and the
European Court of Justice have issued rulings setting out which party should bear notary,

registration, agency,
and stamp duty costs. In January 2021, the Spanish Supreme Court ruled that valuation costs of mortgages, signed prior to June 16, 2019, the date the new mortgage law entered into force, should be borne by the bank.
The impact on ING was analysed and the provision mentioned above was adjusted. ING Spain has also been included, together with other Spanish banks, in three class actions filed by customer associations. In one of the class actions an agreement was reached with the association. In another class action ING filed an appeal asking the Spanish Court of Appeal to determine that the ruling of the court of first instance is only applicable to the consumers that were part of the case.

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

46

Consolidated companies and businesses acquired and divested

ING Group Annual Report 2020 on Form 20-F F -367
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

ING entities subsequently entered into a tolling agreement,

which
provides that the statute of limitations will not be tolled

for the two-year duration of the agreement. Should the
plaintiffs discover any evidence of potential involvement

by ING in the activities alleged in the complaint, ING
could be brought back into the litigation.

Consolidated companies and businesses acquired and divested
Acquisitions

There were no significant acquisitions in 2020.

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

2019 and April 2020 for a
total consideration of EUR 90 million. This resulted in the remeasurement of the financial liability to EUR 90
million. A stake of 23% was purchased in 2019 which reduced the outstanding financial liability and on 30 April
2020 ING purchased the remaining stake of 2%. As at 31 December 2020 the ownership interest of ING Bank was
100%. Given that ING Bank already had control over Payvision, the acquisition of the shares in 2020 represents a
shareholder transaction and resulted in a transfer between

Non-controlling interest and Shareholders

equity of
EUR 1 million.

Divestments
There were no significant divestments in 2020

In July 2019 ING completed the sale of part of the ING Lease Italy business. The settlement price amounted to
EUR 1,162 million, consisted of a EUR 368 million cash settlement, a EUR 20 million Deferred Purchase Price and a EUR 774 million Senior Loan facility for the portfolio of lease receivables. The deferred purchase price is linked
to the performance of the sold portfolio and is reported under the financial assets mandatorily measured at fair
value through profit and loss. The additional loss in 2019 amounted EUR -2 million (2018: EUR -123 million). The
Italian lease business was reported as Assets Held for Sale as at 31 December 2018 and previously included in the business line segment Wholesale Banking and geographical segment Other Challengers.

Reference is made to Note 24 ‘Result on the disposal of group companies’.

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

48

Structured entities

ING Group Annual Report 2020 on Form 20-F F -368
Principal subsidiaries, investments in associates and joint ventures
Proportion of ownership
and interest held
by the group
2020 2019
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
23% 23%

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

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Structured entities

ING Group Annual Report 2020 on Form 20-F F -369
The structured entity issues securitisation notes in two or more tranches, of which the senior tranche obtains

a
high rating (AAA or AA) by a rating agency.

The tranche can subsequently be used by ING Group as collateral in the money market for secured borrowings.

ING Group originated various securitisations, as at 31 December 2020, these consisted of approximately

EUR 66
billion (2019: EUR 57 billion) of senior and subordinated notes, of which approximately EUR 2 billion (2019: EUR 4 billion) were issued externally.

The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Group’s Consolidated statement of financial
position and profit or loss.

In 2020, there are no non-controlling interests as part of the securitisation structured entities that are significant
to ING Group. ING Group for the majority of the securitisation vehicles provides the funding for the entity except
for EUR 2 billion (2019: EUR 4 billion).

In addition ING Group originated various securitisations for liquidity management optimisation purposes. As at
31 December 2020, these consisted of approximately EUR 2 billion (2019: EUR 3 billion) of senior secured portfolio loans, which have been issued to ING subsidiaries in Germany.

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

Covered bond programme
Fair value pledged
mortgage loans
2020 2019
Dutch Covered Bond Companies
20,157 24,297
20,157 24,297

In addition, subsidiaries of ING in Germany, Belgium and Australia also issued covered bonds with pledged
mortgages loans of approximately EUR 21 billion (2019: EUR 16 billion) in total.

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

The liquidity facilities, provided to Mont Blanc are EUR 2,793 million (2019: EUR 1,631 million). The drawn liquidity amount is nil as at 31 December 2020 (2019: nil).

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Related parties

ING Group Annual Report 2020 on Form 20-F F -370
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

ING continues to have two types of on-going involvement
in the transferred assets: as counterparty

to the SPE of a non-standard interest rate

swap and as servicer of the
transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal
outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that
significantly impact the transaction. The fair value of the swap held by ING at 31 December 2020 amounted to
EUR -34 million (2019: EUR -45 million); fair value changes on this swap recognised in the statement of profit

or
loss in 2020 were EUR 11 million (2019: EUR 12 million). Service fee income recognised, for the role as administrative agent, in the statement

of profit or loss in 2020 amounted to EUR 1 million (2019: EUR 2 million).
The cumulative income recognised in profit or loss since derecognition amounts to EUR 16 million (2019: EUR 15
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
2020 2019
Assets
45,625 44,242
Liabilities
134 163
Income received
1,122 1,103
Expenses paid
9 9

Transactions between ING Groep

N.V.

and its subsidiaries are eliminated on consolidation. Reference is made to
Note 47 ‘Principal subsidiaries’ for a list of principal subsidiaries and their statutory place of incorporation.

Assets from ING’s subsidiaries mainly comprise long-term funding. Liabilities to

ING’s subsidiaries mainly
comprise short-term deposits.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Related parties

ING Group Annual Report 2020 on Form 20-F F -371
Associates and joint ventures
Transactions with ING Group’s

main associates and joint ventures
Associates Joint ventures
2020 2019 2020 2019
Assets 100 96 0
Liabilities 239 97 1 6
Off-balance sheet commitments 10 29 0
Income received 14 11

Assets, liabilities, commitments, and income related to Associates and joint ventures result from transactions
which are executed as part of the normal Banking business.

Key management personnel compensation
The Executive Board of ING Groep N.V.,

the Management Board Banking and the Supervisory Board are
considered Key Management personnel of ING Group. In 2020 and 2019, the three members of the Executive
Board of ING Groep N.V.

were also members of the Management Board Banking.

Transactions with key

management personnel, including their compensation are included in the tables below.

Key management personnel compensation (Executive Board

and Management Board Banking)
2020
in EUR thousands
Executive Board
of ING Groep N.V.
3
Management
Board Banking
1.4
Total
Fixed Compensation
–

Base salary
3,609 4,170 7,779
–

Collective fixed allowances

2
898 1,009 1,907
–

Pension costs
58 93 151
–

Severance benefits
4
667 667
Variable compensation
–

Upfront cash
305 305
–

Upfront shares
305 305
–

Deferred cash
457 457
–

Deferred shares
457 457
–

Other emoluments
5
652 814 1,466
Total compensation 5,217 8,277 13,494

1 Excluding members of the Management Board Banking that are also members of the Executive Board of ING Groep N.V.
2 The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR
110,111.
3 In 2020 one member of the Executive Board left ING during the year.

The table includes compensation earned in the capacity as board member.
4 One member of the Management Board Banking left ING at the end of the year. In line with applicable regulation a severance payment
was granted.
5 Other emoluments include reimbursement of costs related to home/work commute, costs relating to tax

and financial planning

services,
costs associated with a

company car and for expats, the costs associated with housing and schooling and costs related to reimbursement of
Directors and Officers indemnity

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Related parties

ING Group Annual Report 2020 on Form 20-F F -372
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

Other emoluments
5
281 536 817
Total compensation 6,731 7,260 13,991

1 Excluding members that are also members of the Executive Board of ING Groep N.V.

One Management Board Banking member was
appointed to the Executive Board during the year.

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
4 One member left ING during the year. The table includes compensation earned in the capacity as board member.
5 The prior period has been updated to improve consistency and comparability.

Key management personnel compensation is generally included in Staff expenses in the statement of profit or
loss. The total remuneration of the Executive Board and Management

Board Banking is disclosed in the table
above. Under IFRS, certain components of variable remuneration are not recognised in the statement of profit or
loss directly, but are allocated

over the vesting period of the award. The comparable amount recognised in Staff
expenses in 2020 relating to the fixed expenses of 2020 and the vesting of variable remuneration of earlier
performance years, is EUR 12 million in 2020 (2019: EUR 11 million).

The table below shows the total of fixed remuneration,

expense allowances and attendance fees for the
Supervisory Board in 2020 and 2019.

Key management personnel compensation (Supervisory Board)
in EUR thousands 2020 2019
Total compensation 1,042 1,045

Balances outstanding with key management personnel were

as follows:

Loans and advances to key management personnel
Amount outstanding
31 December
Weighted average
interest rate Repayments
in EUR thousands
2020 2019 2020 2019 2020 2019
Executive Board members 2,402 1.4% 97
Management Board Banking 350 350 2.6% 2.6%
Supervisory Board members
Total 350 2,752 97

The loans and advances mentioned in the table above (1) were made in the ordinary course of business, (2) were granted on conditions that are comparable to

those of loans and advances granted to all employees and (3) did not involve more than the normal risk of collectability or present other unfavourable features. Loans and
advances to members of the Executive Board and Management

Board Banking are compliant with the standards
set out in the DNB guidelines for loans to officers and directors of a regulated entity, such as ING.

As at 31 December 2020 Deposits outstanding from key management personnel amounted to EUR 12.5 million
(31 December 2019: EUR 12.4 million). Total interest

paid in 2020 on these deposits amounted to EUR 14
thousand (2019: EUR 13 thousand).

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Subsequent events

ING Group Annual Report 2020 on Form 20-F F -373
Number of ING Groep N.V.

shares and stock options to key management personnel
ING Groep N.V.

shares
Stock options on
ING Groep N.V.

shares
in numbers 2020 2019 2020 2019
Executive Board members 88,741 172,523 46,198
Management Board Banking 254,052 147,713
Supervisory Board members 5,295 54,065
Total number of shares

and stock options
348,088 374,301 46,198

Subsequent events

On 18 February 2021 ING announced that it intends to withdraw from the retail banking market in the Czech
Republic. Raiffeisenbank Czech Republic has agreed to

prepare a welcome offer for ING’s

retail customers in the
Czech Republic.In March, customers will receive an

invitation from Raiffeisenbank to move to

this bank over the
coming months. The ambition is for ING to stop all its retail activities in this market by the end of 2021. ING will
remain active in the Czech Republic as a provider of wholesale banking products and services.The agreement
with Raiffeisenbank has been secured to ensure ING’s

customers in the Czech Republic can continue to

meet
their banking needs. ING customers will receive the option to move their savings and investments to
Raiffeisenbank at preferential

conditions. The agreement between ING Czech Republic and Raiffeisenbank

Czech
Republic is pending regulatory approval.

ING announced on 2 March 2021 that it is reviewing the strategic options for its Retail Banking operations in
Austria with the aim of exiting this market by the end of 2021. The scope of the review focuses solely on ING’s retail business. ING will continue its Wholesale Banking activities in Austria.
As a first step, in June 2021, ING will discontinue its savings-only offering for customers in Austria. As it exits the
local retail banking market, ING will make

sure its customers are fully supported throughout.

Capital management
Objectives
Group Treasury (“GT”) Balance Sheet & Capital Management,

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

This means GT Balance Sheet & Capital Management takes
into account both regulatory and internal, economic based metrics and requirements as well as the interests of
key stakeholders such as shareholders

and rating agencies.

ING applies the following main capital definitions:

Common equity Tier 1 capital (CET1) - is defined as shareholders’ equity less regulatory adjustments.
CET1 capital divided by risk-weighted assets equals the CET1 ratio.

Tier 1 capital – is defined as CET1 capital plus Additional Tier 1 (hybrid) securities and other regulatory adjustments. Tier 1 capital divided by risk-weighted

assets equals the Tier 1 capital ratio.

Total

capital – is Tier 1 capital plus subordinated Tier 2 liabilities and regulatory adjustments. Total capital divided by risk-weighted assets equals the Total

capital ratio.

Common equity Tier 1 ratio ambition – is built on the CET1 requirements specified for ING, uncertainty of expected regulatory RWA

inflation, potential increase in the regulatory requirement

of the
Countercyclical Buffer and the potential

impact of a standardised and pre-determined 1-in-10-year stress event (i.e. at a 90% confidence level with a 1-year horizon).

Leverage ratio (LR) – is defined as Tier 1 capital divided by the leverage exposure.

Capital developments
Our capital position remained strong despite the higher risk costs due to Covid-19. At both the consolidated and
entity level, ING has sufficient buffers to withstand

certain adverse scenarios without breaching regulatory
requirements in a forward looking scenario.

In 2020, ING has changed its CET1 ambition from around 13.5% to around 12.5%, reflecting among others a structural reduction of capital requirements and increased

visibility of expected regulatory RWA inflation.

This

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Capital management

ING Group Annual Report 2020 on Form 20-F F -374
new ambition level is still comfortably above the current

Maximum Distributable Amount (MDA) level of 10.51%,
implying a management buffer of ~200 basis points.

ING’s capital ratios

at the end of the year improved compared to 2019 primarily due to lower risk-weighted assets, mainly driven by lower volumes, FX movements and improved lending book quality.

On the latter,
downward rating adjustments were

more than offset by higher and additional collateral value.

ING continues to
maintain a strong and high quality capital level.

ING Groep N.V.

has a Common equity Tier 1 ratio of 15.5% as at 31 December 2020 versus an overall CRR II / CRD
V solvency requirement (including buffer requirements)

of 10.51%. The Group’s Tier 1 ratio (including
grandfathered securities) increased to 17.3%. The Total

capital ratio (including grandfathered

securities)
increased from 19.1% to 20.1% compared to last year.

ING Group capital position according to CRR II

/ CRD V
in EUR million 2020 2019
Shareholders’ equity
4
54,637 53,769
- Reserved profit not included in CET1 capital

1
-3,266 -1,754
- Other adjustments -4,037 -4,464
Regulatory adjustments -7,303 -6,217
Available common equity Tier 1 capital 47,333 47,552
Additional Tier 1 securities

2
5,643 6,916
Regulatory adjustments additional Tier 1 48 51
Available Tier 1 capital 53,024 54,519
Supplementary capital Tier 2 bonds

3
9,359 8,943
Regulatory adjustments Tier 2 -846 -1,158
Available Total

capital
61,537 62,303
Risk weighted assets 306,324 326,414
Common equity Tier 1 ratio 15.45% 14.57%
Tier 1 ratio 17.31% 16.70%
Total capital

ratio
20.09% 19.09%

1. The reserved profit not included in CET1 capital ING Group as per 31 December 2020 was EUR 3,266 million, of which EUR 1,512 million relates to the result of 2020 and EUR 1,754 million relates to the result of 2019.
2. Including EUR 4,660 million which is CRR-compliant (2019: EUR 5,312 million) and EUR 983 million to be replaced as capital recognition is subject to CRR grandfathering rules (2019: EUR 1,604 million).
3. Including EUR 9,206 million which is CRR-compliant (2019: EUR 8,789 million), and EUR 153 million to be replaced as capital recognition is subject to CRR grandfathering rules (2019: EUR 153 million).
4. Shareholders' equity is determined in accordance with IFRS-EU.

In accordance with the applicable regulation, credit and operational risk models used in the capital ratios calculations are not audited.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Capital management

ING Group Annual Report 2020 on Form 20-F F -375
Dividend
In the third quarter of 2020, ING announced a change in its distribution policy from a progressive dividend to a pay-out ratio of 50% of resilient net profit and additional return of structural excess capital. The latter

to be
considered periodically, taking

into account alternative opportunities as well as macroeconomic circumstances and the outcome of our capital planning. Resilient net profit is defined as net profit adjusted for significant items
not linked to the normal course of business. The 50% pay-out may be in the form of cash or a combination of
cash and share repurchases.

For 2020, the resilient net profit amounts to EUR 3,025 million of which EUR 1,512 million is reserved for distribution outside of CET1 capital. The resilient net profit includes EUR 540 million of positive P&L adjustments to the IFRS-EU net result related to impairments on goodwill (EUR 310 million) and the TMB stake

(EUR 230
million). In February 2021, ING paid a cash-only interim dividend of EUR 468 million (EUR 0.12 per share). This amount is equal to 15% of adjusted net profit for 2020, in line with the ECB recommendation of 15 December
2020, which included a definition of adjusted net profit. At the end of 2020 and including the final 2019 dividend,
ING has reserved EUR 3,266 million for distribution. This includes EUR 468 million of cash-only 2020 interim dividend and the remainder, subject to

prevailing ECB recommendation, for distribution

after September 2021.

Processes for managing capital
GT Balance Sheet & Capital Management ensures adherence to the set limits and targets by planning and
executing capital management transactions. The ongoing assessment and monitoring of capital adequacy is
embedded in the capital planning process within the ICAAP framework. As part of the dynamic business planning process, ING prepares a capital and funding plan on a regular basis for all its material businesses and assesses continuously the timing, need and feasibility for capital management actions in scope of its execution strategy.
Sufficient financial flexibility should be preserved to meet important financial objectives. ING’s risk appetite
statements set targets and are

at the foundation of the capital plan. These limits are cascaded to the different businesses in line with our risk management framework. Contingency capital measures and early warning indicators are in place in conjunction with ING’s

recovery plan to support the strategy in times of stress.

Adverse planning and stress testing, which reflect the outcomes of the annual risk assessment, are integral
components of ING’s risk and capital management

framework. It allows us to (i) identify and assess potential vulnerabilities in our businesses, business model, portfolios or operating environment;

(ii) understand the
sensitivities of the core assumptions used in our strategic and capital plans; and (iii) improve decision-making and
business steering through balancing risk and return following a forward looking and prudent management
approach.

Regulatory requirements
Capital adequacy and the use of required regulatory capital are based on the guidelines developed by the Basel
Committee on Banking Supervision (The Basel Committee) and the European Union Directives, as implemented by the Dutch Central Bank (Dutch Central Bank until 3 November

2014, the ECB thereafter) for supervisory
purposes. In 2010, the Basel Committee issued new solvency and liquidity requirements that superseded Basel II, implemented in the EU via CRR / CRD. In accordance with the CRR the minimum Pillar 1 capital requirements applicable to ING Group are: a CET1 ratio of 4.5%, a Tier 1 ratio of 6% and a Total capital ratio of 8% of risk-
weighted assets.

In 2020, as a reaction to the Covid-19 pandemic, relevant regulators introduced a number of changes to the
regulatory capital requirements applicable to

ING, including structural reductions. The structural reductions of capital requirements reflect the application of Art.104a in CRD V,

which allowed ING to replace CET1 capital with
additional Tier 1 / Tier 2 securities to meet the Pillar II requirement, and a reduction in the overall systemic buffer
(i.e. the Systemic Risk Buffer plus the highest of the O-SII and G-SII buffer) by the Dutch

National Bank from 3% to
2.5%. Similarly, various competent

authorities changed or removed their Countercyclical Buffer

(CCyB)
requirements reducing the CCyB for ING from 24 basis points to 3 basis points.

As a consequence, the overall CET1 requirement (including buffer requirements)

for ING Group at a consolidated
level was 10.51% in 2020. This requirement is the sum of a 4.5% Pillar I requirement, a 0.98% Pillar II requirement, a 2.5% Capital Conservation Buffer (CCB), a 0.03% Countercyclical

Buffer (CCyB) (based on
December 2020 positions) and a 2.5% O-SII buffer that is set separately for Dutch systemic banks by the Dutch
Central Bank (De Nederlandsche Bank). This requirement excludes the Pillar II guidance, which is not disclosed.

Contents

Part I

Part II

Part III

Additional

information

Financial

Statements

>

Capital management

ING Group Annual Report 2020 on Form 20-F F -376
The Maximum Distributable Amount (MDA) trigger level stood at 10.51% in 2020 for CET1, 12.33% for

Tier 1
Capital and 14.77% for Total

Capital (after the application of Art.104a of the CRD V), based on stable Pillar II capital requirements. In the event that ING Group breaches

the MDA level, ING may face restrictions on dividend
payments, AT1

instruments coupons and payment of variable remuneration.

Ratings
ING’s key

credit ratings and outlook are shown in the table above. Each of these ratings reflects only the view of
the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating
may be obtained only from the rating agency.

Main credit ratings of ING at 31 December 2020
Standard & Poor’s Moody’s Fitch
Rating Outlook Rating Outlook Rating Outlook
ING Groep N.V.
Long-term A- Negative Baa1 Stable A+ Negative
ING Bank N.V.
Long-term A+ Stable Aa3 Stable AA- Negative
Short-term A-1 P-1 F1+

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