Form 20-F
period 2021-12-31
ING GROEP NV
filed 2022-03-11
CIK 1039765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F
(Mark One)
☐
REGISTRATION

STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended
31 December 2021
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR
☐
SHELL COMPANY REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number:
001-14642
ING GROEP NV
(Exact name of Registrant as specified in its charter)
ING GROUP
(Translation of Registrant’s

name into English)
The
Netherlands
(Jurisdiction of incorporation or organization)
ING Groep N.V.
Bijlmerdreef 106
1102 CT
Amsterdam
P.O. Box 1800
,
1000 BV
Amsterdam
The
Netherlands
(Address of principal executive offices)

Erwin Olijslager

Telephone:

+
31
20
564 7705
E-mail:
Erwin.Olijslager@ing.com
Bijlmerdreef 106
1102 CT
Amsterdam
The
Netherlands
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to

be registered pursuant

to Section 12(b) of the Act.

Title of each class Trading symbols
Name of each exchange on which
registered
American Depositary Shares
ING
New York Stock Exchange
Ordinary shares
New York Stock Exchange
(i)
3.150% Fixed Rate Senior Notes due 2022
ING22
New York Stock Exchange
3.950% Fixed Rate Senior Notes due 2027
ING27
New York Stock Exchange
Floating Rate Senior Notes due 2022
ING22A
New York Stock Exchange
Floating Rate Senior Notes due 2023
ING23A
New York Stock Exchange
4.100% Fixed Rate Senior Notes due 2023
ING23
New York Stock Exchange
4.550% Fixed Rate Senior Notes due 2028
ING28
New York Stock Exchange
3.550% Fixed Rate Senior Notes due 2024
ING24
New York Stock Exchange
4.050% Fixed Rate Senior Notes due 2029
ING29
New York Stock Exchange
1.726% Callable Fixed-to-Floating Rate Senior
Notes due 2027
ING27A
New York Stock Exchange
2.727% Callable Fixed-to-Floating Rate Senior
Notes due 2032
ING32
New York Stock Exchange
Callable Floating Rate Senior Notes due 2027
I
NG27B
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

3,904,065,304
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

☐

Yes
☒

No

ING GROUP
Annual Report 2021

on Form 20-F

Contents
Part I
Part II
Part III
Additional information
Financial Statements
Contents
Part I

PRESENTATION OF INFORMATION
5
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
6
1
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
8
2
OFFER STATISTICS AND EXPECTED TIMETABLE
8
3
KEY INFORMATION
8
4
INFORMATION ON THE COMPANY
32
4A
UNRESOLVED STAFF COMMENTS
64
5
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
65
6
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
83
7
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
118
8
FINANCIAL INFORMATION
120
9
THE OFFER AND LISTING
121
10
ADDITIONAL INFORMAT ION
122
11
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
128
12
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
129
Part II

13
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
131
14
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
131
15
CONTROLS AND PROCEDURES
131
16A
AUDIT COMMITTEE FINANCIAL EXPERT
133
16B
CODE OF ETHICS
133
16C
PRINCIPAL ACCOUNTANT FEES AND SERVICES
136
16D
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
136
16E
PURCHASES OF REGISTERED EQUITY SERVICES BY THE ISSUER AND AFFILIATED PURCHASERS
136
16F
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
137
16G
CORPORATE GOVERNANCE
137
16H
MINE SAFETY DISCLOSURE
139
16I
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
139
Part III

17
FINANCIAL STATEMENTS
140
18
FINANCIAL STATEMENTS
140
19
EXHIBITS
141
Additional information

RISK MANAGEMENT
143
SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS
247

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 5
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

The published 2021 Annual Accounts of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (IFRS-EU).
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

39 carve-out”, hedge accounting may be
applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original
designated amount of that bucket, and is not recognised when the revised amount of cash flows in scheduled
time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and hedge ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original
designated amount of that bucket. IFRS-IASB financial information is prepared by reversing the hedge accounting impacts that are applied under the EU “carve-out”’ version of IAS 39. Financial information under IFRS-IASB
accordingly does not take account of the possibility that, had ING Group applied IFRS-IASB as its primary accounting framework, it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Annual Report on
Form 20- F.
Other than for the purpose of SEC reporting, ING Group intends to continue to prepare its Annual

Accounts
under IFRS-EU. A reconciliation between IFRS-EU and IFRS-IASB for shareholders’ equity and net result is included in Note 1 ‘Basis of preparation and significant accounting policies''’

to the consolidated financial statements.
Certain amounts set forth herein, such as percentages, may not sum due to rounding.
This Annual Report on Form 20-F contains inactive textual addresses to Internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this Annual Report on Form 20- F.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form

20-F
6
CAUTIONARY STATEMENT

WITH RESPECT
TO FORWARD

-LOOKING STATEMENTS
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation,
•

changes in general economic conditions and customer behaviour, in particular economic conditions in
ING’s core markets, including changes affecting currency exchange rates and the regional and global
economic impact of the invasion of Russia into Ukraine and related international response measures
•

effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties
•

changes affecting interest rate levels

•

any default of a major market participant and related market disruption

•

changes in performance of financial markets, including in Europe and developing markets

•

fiscal uncertainty in Europe and the United States

•

discontinuation of or changes in ‘benchmark’ indices

•

inflation and deflation in our principal markets

•

changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness

•

failures of banks falling under the scope of state compensation schemes

•

non-compliance with or changes in laws and regulations, including those concerning financial services,
financial economic crimes and tax laws, and the interpretation and application thereof

•

geopolitical risks, political instabilities and policies and actions of governmental and regulatory
authorities ,

including in connection with the invasion of Russia

into Ukraine and related international
response measures

•

legal and regulatory risks in certain countries with less developed legal and regulatory frameworks

•

prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on
dividends and distributions, (also among members of

the group)

•

regulatory consequences of the United Kingdom’s withdrawal from the European Union, including authorizations and equivalence decisions

•

ING’s ability to meet minimum capital and other prudential regulatory requirements
•

changes in regulation of US commodities and derivatives businesses of ING and its customers

•

application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities

•

outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues

•

changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA

•

operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business

•

risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy

•

changes in general competitive factors, including ability to increase or maintain market share

•

inability to protect our intellectual property and infringement claims by third parties
•

inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties

•

changes in credit ratings

•

business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters
•

inability to attract and retain key personnel

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 7
•

future liabilities under defined benefit retirement plans

•

failure to manage business risks, including in connection with use of models,

use of derivatives, or
maintaining appropriate policies and guidelines

•

changes in capital and credit markets, including interbank funding, as well as customer deposits,

which
provide the liquidity and capital required to fund our operations, and
•

the other risks and uncertainties detailed in the most recent annual report of ING

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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 8
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
● Our revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments of the various geographic regions in which we conduct business, including Russia and Ukraine, as well as

by changes in customer behaviour in these
regions, and an adverse change in any one region could have an impact on our business,

results and
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
● Discontinuation of USD LIBOR may negatively affect our business, results and financial condition.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 9
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
Risks related to the Group’s

business and operations
● ING may be unable to meet internal or external aims or expectations with respect to ESG-related matters.
●
ING may be unable to adapt its products and services to meet changing customer behaviour and
demand, including as a result of ESG-related matters.
● ING’s business and operations are exposed to physical risks, including as a direct result of climate change.
● ING’s business and operations are exposed to transition risks related to climate change.
● Operational and IT risks, such as systems disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation,
business and results.
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
●
The inability of counterparties, including those located in Russia or the Ukraine, to meet their financial
obligations or our inability to fully enforce our rights against counterparties could have a material adverse effect on our results.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 10
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
Additional risks relating to ownership of ING shares
●
Holders of ING shares may experience dilution of their holdings and may be impacted by any share
buyback programme.
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
condition.
Because ING is a multinational banking and financial services corporation, with a global presence and serving
around 38 million customers, corporate clients and financial institutions in over 40 countries, ING’s business, results and financial condition may be significantly impacted by turmoil and volatility in the worldwide financial
markets or in the particular geographic areas in which we operate. In Retail Banking, our products include savings, payments, investments, loans and mortgages in most of our Retail Banking markets. In Wholesale
Banking, we provide specialised lending,

tailored corporate finance, debt and equity market solutions, payments
& cash management, trade and treasury services. As a result, negative developments in financial markets and/or
countries or regions in which we operate, have in the past had and may in the future have a material adverse impact on our business, results and financial condition,

including as a result of the potential consequences listed
below.
Factors such as interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, changes in customer behaviour, climate change,

business investment, real estate values and private
equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets,
political events and trends, supply chain disruptions, shortages, terrorism, pandemics and epidemics (such as
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 11
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
◾
inadequate reserves or provisions, in relation to which losses could ultimately be realised through profit and loss and shareholders’ equity;
◾
the write-down of tax assets impacting net results and/or equity;
◾
impairment expenses related to goodwill and other intangible assets, impacting our net result and
equity; and/or
◾
movements in risk weighted assets for the determination of required capital.
In particular, we are exposed to financial, economic, market and political conditions in the Benelux countries and
Germany, from which we derive a significant portion of our revenues in both Retail Banking and Wholesale
Banking, and which could present risks of economic downturn. Though less material, we also derive substantial
revenues in the following geographic regions: Turkey,

Eastern Europe (primarily Poland among others), Southern
Europe (primarily Spain among others), East Asia (primarily Singapore among others) and Australia.

In an
economic downturn affecting some or all of these jurisdictions, we expect that higher unemployment, lower
family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments and lower consumer spending would adversely affect the demand for banking products, and that ING may need to increase its reserves and provisions, each of which may result in overall lower earnings. The impact of the
Covid-19 pandemic, as an example of an economic downturn, as well as the substantial monetary and
government measures, are still materialising and expected to continue to affect our business. For more information, refer to the risk factor described under heading “–ING’s business, results and financial condition have been, and likely will continue to be adversely affected by the Covid-19 pandemic”. We also have wholesale
banking activities in both Russia and Ukraine, as well

as investments in Russia, some of which are denominated in
local currency. The impact on our business in Russia and Ukraine, as well as the potential regional and global
economic impact of the invasion of Ukraine and related international response measures, including sanctions, capital controls, restrictions on SWIFT access and restrictions on central bank activity, on our broader business, including spill-over risk to the entire wholesale banking portfolio (e.g. commodities financing, energy and utilities
and energy-consuming clients), remain uncertain. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders’ equity. We also offer a number of financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads.
For further information on ING’s exposure to particular geographic areas, see Note 36 ‘Information on geographic areas’ to the consolidated financial statements.
ING’s business, results and financial condition have been, and likely will continue to be,
adversely affected by the Covid-19 pandemic.
The Covid-19 pandemic and the related response measures introduced by various national and local
governmental authorities aimed at preventing the further spread of the disease (such as bans on public events
with over a certain number of attendees, closures of places where larger groups of people gather such as schools, sports facilities, bars and restaurants, lockdowns, border controls and travel and other restrictions) have disrupted the normal flow of business operations in those countries and regions where we and our customers
and counterparties operate (such as, among others, Benelux, Germany, France, Italy, Spain, the U.K. and the
U.S.). This disruption has adversely affected, and will likely continue to adversely affect, global economic growth, supply chains, manufacturing, tourism, consumer spending,

asset prices and unemployment levels, and has
resulted in volatility and uncertainty across the global economy and financial markets. Please also refer to the interdependent risk factor ‘–ING’s revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments of the various geographic regions in which it conducts business, and an adverse change in any one region could have an impact on its business, results
and financial condition’ for a further description of how ING’s business, results and financial condition may be
materially adversely impacted by developments in regional or global economic conditions.

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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 12
compensation scheme for heavily affected sectors in the economy. These announced measures and any additional measures, including any payment holidays with respect to mortgages or other loans, have had and may continue to have a significant impact on our customers and other counterparties.
Governments, regulators and central banks (including the ECB), have also announced that they are taking or considering measures seeking to safeguard the stability of the financial sector, to prevent lending to the business sector from being jeopardised and to ensure the payment system continues to function properly. The ECB allows banks to operate below the level of capital required by the Pillar 2 Guidance, capital conservation buffer and the liquidity coverage ratio. The ECB has communicated its commitment to extend this permission until at least the end of 2022. In March 2020, several countries also released or reduced countercyclical buffers (CCyB), with some of these countries subsequently announcing increases in CCyB in the second half of 2022. The ECB’s
recommendation to the banks that it supervises to limit shareholder remuneration through dividends or share
buy-backs expired on 30 September 2021. However, it is not certain whether these or future Covid-19 relief measures will be extended or maintained for a sufficient period of time, or whether such measures will be
successful in mitigating the economic consequences of the pandemic and related response measures. If the
pandemic is prolonged or the actions are unsuccessful, additional actions by governments and central banks may
follow and the adverse impact on the global economy will deepen, and our business,

results and financial
condition may be materially adversely affected.

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

While vaccination rates continued to increase and Covid-19 related restrictions were lifted in some jurisdictions in the third quarter of 2021, the end of the 2021 was again marked by an increasing number of Covid-19
infections. This may result in changes in government responses and further downside risk towards macro-
economic developments, with possibly a deeper risk aversion and a delayed recovery. These developments may result in further negative impact on our business, results and financial condition.

In 2021, ING also took certain measures to support customers impacted by the Covid-19 pandemic, including
payment holidays, offering credit facilities to business clients under government guarantee schemes and providing liquidity under credit facilities to large corporate clients. As of 31 December 2021, in line with the
European Banking Association (EBA) moratoria guidelines, approximately 137,000 customers had been granted payment holidays (down from 148,000 as of 30 September 2021 due to reimbursements and prepayments). The total exposure of loans for these customers for which a payment holiday has been granted amounts to €15.3 billion, of which 57% were for customers located in the Netherlands and Belgium. As of 31 December

2021, the
outstanding amount of granted payment holidays not expired was €38 million. ING recorded a net addition of
€346 million to loan loss provisions in the fourth quarter of 2021, mainly as a result of adjustments to existing
Stage 3 files reflecting uncertainty in recovery scenarios and valuations in certain asset classes and also reflecting
a potential impact of higher inflation and interest rates on customers’ ability to pay and the potential impact of market uncertainty on the recovery value of certain asset classes. In 2021, ING recorded €516 million of net additions to loan loss provisions, compared to €2,675 million in 2020.

At the end of the fourth quarter of 2021,
increasing numbers of Covid-19 infections were observed and uncertainty concerning the ongoing pandemic
remained. Should these global economic conditions be

prolonged or worsen, or should the pandemic lead to
additional market disruptions, we may experience more client defaults and further additions to loan loss provisions. In these circumstances, we may also experience reduced client activity and demand for its products and services, increased utilization of lending commitments and higher credit and valuation adjustments on
financial assets. In addition, persistently low interest rates for a longer period, as well as a potential further decline in interest rates might result in further decreases in net interest income. These factors and other consequences of the Covid-19 pandemic may materially adversely affect our business, results and financial
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
As of December 31, 2021, most of our staff continue to work from home, with employees in certain jurisdictions
beginning to return to ING’s offices in a controlled manner, taking into account local circumstances and any applicable government measures (including with respect to social distancing where applicable). Due to the
uncertainties relating to the future development of the Covid-19 pandemic, it is not certain when our employees
may be generally expected or permitted to return or to remain at ING’s offices. If due to illness, technical

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 13
limitations or other restrictions in connection with the pandemic,

employees are unable to work or are not able
to operate as effectively and efficiently as they did in the office, this may adversely affect our business, results and financial condition.

In addition, a situation in which most or some of our

employees continue working from home may raise
operational risks, including with respect to information security, data protection, availability of key systems and infrastructure integrity. There is also a risk that we will not be effective in implementing regulatory or strategic change programs in the current environment. The Covid-19 pandemic has led to new banking behaviour from
customers. There has been an increase in the digital behaviour of our customers leading to reduced traffic in branches. Over 95% of our customers now interact with us via digital channels only. Criminals are also taking advantage of the Covid-19 pandemic to carry out financial fraud and exploitation scams, with examples including advertising and trafficking in counterfeit medicines, offering fraudulent investment opportunities, fundraising for fake charities and engaging in phishing schemes that prey on virus-related fears. National authorities and international bodies (including the Financial Action Task Force) warn citizens and businesses against impostor, investment and product scams. Although we have organized a Covid-19 taskforce to identify and analyse new behavioural patterns, leading to new cases of unusual transactions being reported to the relevant authorities, new banking behaviours may result in additional Know Your Customer (KYC) risks. If any of these risks were to materialize that may adversely affect our business, results and financial condition.
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
Changes in prevailing interest rates may negatively affect our business, including the level of net interest revenue we earn, and the levels of deposits and the demand

for loans. A sustained increase in the inflation rate in our principal markets may also negatively affect our business, results and financial condition. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in mispricing of our products, which could materially and adversely impact our results. On the other hand, negative interest
rates may negatively impact our net interest income, which may have an adverse impact on our profitability.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 14
The foregoing impacts have been and may be further amplified in a negative interest rate environment, since we may not be able to earn interest on our assets (including reserves). In addition, we have, and may continue to, earn negative interest on certain of our assets (including cash balances, loans and bonds),

while still paying
positive interest or no interest to others to hold our liabilities, resulting in an adverse impact on our credit spread and lowering of our net interest income. Furthermore, in the event that a negative interest rate environment results in ING’s depositors being forced to pay interest to ING to hold cash deposits, some depositors may choose to withdraw their deposits rather than pay interest to ING, which would have an adverse effect on our reputation, business, results and financial condition. For example, in March 2020, the U.S. Federal Reserve has cut the benchmark U.S. interest rate in response to the Covid-19 pandemic and related impacts on the economy and financial markets. On 1 July 2021, ING announced in

the Netherlands that it will charge negative interest to
customers on current and deposit accounts exceeding €100,000 (such negative interest rate will only apply to the amount by which the current or deposit account exceeds €100,000 ). Such declines in interest rates in the United
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
The foregoing impacts grow in relevance following the U.S. Federal Reserve’s plan to wind down its bond-
purchase stimulus program and to set the stage for a series of interest rate increases beginning in spring of 2022.
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

Our global business and results are materially affected by conditions in the global capital markets and the economy generally. In Europe, there are continuing concerns over weaker economic conditions, levels of unemployment in certain countries, the availability and cost of credit, as well as credit spreads. In addition, geopolitical issues, including trade tensions between the US and China, increasing protectionism between key

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 15
countries, and issues with respect to the Middle East and North Korea may all contribute to adverse developments in the global capital markets and the economy generally. In addition, Russia’s recent invasion of
Ukraine and related international response measures may have a negative impact on regional and global economic conditions, including as a result of disruptions in foreign currency markets and increased energy and
commodity prices. This could in turn have a spill-over effect on our entire wholesale banking portfolio, in areas such as commodities financing, energy and utilities

and energy-consuming clients.
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
Discontinuation of USD LIBOR may negatively affect our business, results and financial condition.
Changes to major interest rates benchmarks may negatively affect our business, including the level of net interest revenue. Financial markets have historically relied on Interbank Offered Rates (‘IBORs’) benchmarks, such as the
London Interbank Offered Rate (‘LIBOR’), the Euro Over Night Index Average (‘EONIA’) and the Euro Interbank
Offered Rate (‘EURIBOR’). While some interest benchmarks have been reformed and will continue to exist, such as EURIBOR, others such as EONIA and LIBOR have been or will be replaced by alternative rates. EONIA ceased to
be published on 3 January 2022, and is succeeded

by €STR. All GBP, JPY,

CHF and EUR LIBOR settings ceased on
31 December 2021. ING has substantially completed the transition of contracts referencing these benchmark rates and now offers the recommended alternative benchmark rates.
The most commonly used USD LIBOR tenors will continue to be published until 30 June 2023 to support existing
contracts. However,

the use of USD LIBOR for new contracts is no longer allowed from January 2022,

with only
limited exceptions.
Public authorities have recognised that many contracts do not contain reference to alternative rates, or reference inappropriate alternatives, or cannot be renegotiated or amended prior to the cessation of the relevant benchmark. In response, the European Commission has implemented legislation that gives the
Commission the power to replace critical benchmarks if their termination would significantly disrupt or otherwise
affect the functioning of the financial markets in the EU. The EU has used these powers to put in place statutory replacement rates for EONIA and CHF LIBOR. The UK government has also granted additional powers to the
Financial Conduct Authority (FCA) to enable the

temporary publication of a ‘synthetic‘ LIBOR using a different methodology and inputs.

The FCA has used these powers to ensure the most commonly used

GBP and JPY
LIBOR settings continue to be available using a “synthetic” methodology for a limited time. The FCA has not yet decided whether it will require the LIBOR benchmark administrator to publish synthetic USD

LIBOR after June
2023. On 6 April 2021, the State of New York passed legislation on benchmark replacement addressing certain

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 16
contracts, securities and instruments governed by New York which involve interest rates or dividend rates determined by the use of USD LIBOR without “fallback” rate provisions or with inadequate “fallback”

rate
provisions. A U.S. federal version of such legislation (passed by the U.S. House of Representatives on 8 December
2021) remains under consideration in the U.S. Senate.

The discontinuation of USD LIBOR and related interest rate benchmarks could result in a number of risks for the
Group, its customers, and the financial services industry more widely. These risks include legal risks and costs in relation to changes required to documentation for existing transactions. In addition to the heightened conduct and operational risks, the process of adopting new reference rates may expose the Group to an increased level of financial risk, such as potential earnings volatility resulting from contract modifications and changes in hedge
accounting relationships.

It is not possible to determine the full impact of the

USD LIBOR transition on the Group. However, the experience
gained and solutions put in place for the other LIBOR rates, together with our investment in and ability to offer a
wide range of products using alternative rates, should help to limit any material adverse effect on our business, results and financial condition.
Inflation and deflation may negatively affect

our business, results and financial condition.
A sustained increase in the inflation rate in our principal markets could have multiple impacts on us and may negatively affect our business, results and financial condition. For example, a sustained increase in the inflation rate may result in an increase in market interest rates, which may:
◾
decrease the estimated fair value of certain fixed income securities that we hold in our investment portfolios, resulting in:
◾
reduced levels of unrealised capital gains available to us, which could negatively impact our solvency position and net income, and/or
◾
a decrease in collateral values,
◾
result in increased withdrawal of certain savings products, particularly those with fixed rates below market rates,
◾
require us, as an issuer of securities, to pay higher interest rates on debt securities that we issue in the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results,
◾
result in further customer defaults as interest rate rises flow through into payment stress for lower credit quality customers.
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
On the other hand, deflation could be experienced in our

principal markets adversely affecting our financial
performance. Deflation may erode collateral values and diminish the quality of loans and cause a decrease in borrowing levels, which would negatively affect our business and results.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 17
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
In February 2021, the European Commission issued a public

consultation on the review of the bank crisis
management and deposit insurance (CMDI) framework, with a focus on three EU legislative texts: the Bank
Recovery and Resolution Directive (BRRD), the Single Resolution Mechanism Regulation (SRMR), and

the Deposit
Guarantee Schemes Directive (DGSD). The anticipated revision of the CMDI framework is part of the debate on the completion of the Banking Union and in particular

its third and missing pillar EDIS. The consultation period
ran until May 2021. It is uncertain when the next steps towards revision of the CMDI framework, including EDIS, can be expected.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 18
Changes in laws and/or regulations governing

financial services or financial institutions or the
application of such laws and/or regulations may increase

our operating costs and limit our
activities.
We are subject to detailed banking laws and financial regulation in the jurisdictions in which we conduct
business. Regulation of the industries in which we operate is becoming increasingly more extensive and complex, while also attracting supervisory scrutiny. Compliance with applicable and new laws and regulations is resources-
intensive, and may materially increase our operating costs. Moreover, these regulations intended to protect our customers, markets and society as a whole and can limit our activities, among others, through stricter net capital,

market conduct and transparency requirements and restrictions on the businesses in which we can operate or invest.
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
In addition, as a result of our operations in certain countries, we are subject to risks of possible nationalisation,
expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities and or war, in these markets. In particular,

we have wholesale banking activities in both Russia and
Ukraine, as well as investments in Russia, some of which are denominated in local currency, and other counterparties located in Russia. Furthermore, the current economic environment in certain countries in which we operate may increase the likelihood for regulatory initiatives to enhance consumer protection or to protect homeowners from foreclosures. Any such regulatory initiative could have an adverse impact on our ability to protect our economic interest, for instance in the event of defaults on residential mortgages.
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

EU-UK financial services are now subject

to unilateral
equivalence decisions. EU and UK regulators have, however, taken certain measures to address overall financial
stability risks, such as the temporary extension by the EU of equivalence recognition to UK-based central counterparties (UK CCPs) through to 30 June 2022. In November 2021 the European Commissioner

for financial
services announced that the 30 June 2022

extension date will be further extended in early 2022, although the duration of the extension has not yet been specified. There is, however, no guarantee that such equivalence decisions will be issued by the EU or the

UK in the future, or that any further extensions or renewals of

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 19
temporary equivalence decisions or similar transitional arrangements will be made by the EU or the UK in the
future. The absence of such equivalence decisions for financial services could have a negative impact on ING’s
activities, with

the absence of future UK CCPs recognition expected to increase costs for both ING and its financial markets customers. In addition, Brexit has required and will require other changes to ING’s business and operations, including requiring ING to obtain a third country branch banking license in the UK, which was granted
in November 2021. ING is also progressing the move of certain financial markets activities from London to
Amsterdam in light of the ECB’s supervisory expectations on booking models as a result of Brexit. The regulatory impact of Brexit continues to present material risks and uncertainties, particularly as to how regulations may diverge between the EU and the UK, which could materially increase ING’s compliance costs and have a material adverse effect on ING’s business, results and financial condition.
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
ING Capital Markets LLC is also registered with the SEC as a security-based swap dealer pursuant to Dodd-Frank and SEC regulations enacted thereunder effective 1 November 2021. While ING Capital Markets LLC, as a
security-based swap dealer, is required to comply with SEC rules with respect to most of these requirements, SEC rules have permitted an “Alternative Compliance Mechanism” that allows for compliance, subject to eligibility requirements, with CFTC capital and margin rules applying to swap dealers in lieu of SEC capital and margin rules applying to security-based swap dealers. ING Capital Markets LLC has elected to use the Alternative Compliance
Mechanism. However, should ING Capital Markets LLC in the future be ineligible for the “Alternative Compliance
Mechanism” it would be subject to SEC capital and margin security-based swap dealer rules instead of the CFTC
capital and margin security-based swap dealer rules. SEC registration may increase ING Capital Markets LLC’s operational costs as a result of compliance, margin, capital and other requirements, and result in a substantial portion or all of ING’s security-based swap activities with U.S. persons being conducted through ING Capital
Markets LLC. These registration and related requirements may also reduce trading activity, reduce market liquidity and increase volatility in the relevant markets.
In addition, new position limits under Dodd-Frank applicable to the derivatives market generally for futures
contracts based on any of twenty-five commodity futures contracts on physical commodities, which to all market participants, could limit ING’s position sizes in these futures contracts and similarly limit the ability of counterparties to utilize certain of our products to the extent hedging exemptions from the position limits are unavailable. In addition, position limits on swaps on the same physical commodities will become effective in

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 20
January 2023, which could further limit the ability

of ING and its counterparties to enter into such swaps. Such regulation of the derivative markets and market participants will likely result in increased cost of hedging and other trading activities, both for ING and its customers, which could expose our business to greater risk and could
reduce the size and profitability of our customer business. The imposition of these regulatory restrictions and
requirements, could also result in reduced market liquidity, which could in turn increase market volatility and the risks and costs of hedging and other trading activities.

Any of the foregoing factors, and any further regulatory developments with respect to commodities and derivatives, could have a material impact on our business, results and financial condition.
For further discussion of the impact of regulation of commodities and derivatives on ING, see “Item 4.
Information on the Company—Regulation and Supervision—Regulatory Developments—Dodd-Frank Act and
other US Regulations.”
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

As a financial institution, we are subject
to specific laws and regulations governing financial services or financial institutions. See “Risks related to the
regulation and supervision of the Group–

Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit
our activities” above. Financial reporting irregularities involving other large and well-known companies, possible
findings of government authorities in various jurisdictions

which are investigating several rate-setting processes,
notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny of ‘know your customer’ anti-money laundering,

tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures

and anti-terrorist-financing procedures and their
effectiveness, regulatory investigations of the banking industry, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory, tax and compliance requirements could result in adverse publicity and reputational harm, lead to increased regulatory supervision,

affect our ability to attract and retain
customers and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties,

other disciplinary action or have other material adverse effects on us in ways that are not predictable. With respect to sanctions, beginning in February 2022,

the EU, UK and the
US, in a coordinated effort joined by several other countries, imposed a variety of new sanctions with respect to
Russia and various Russia-related parties. Despite significant similarities between these Russia-related sanctions
programmes, there are notable differences between the EU, UK and US sanctions programmes, which may

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 21
continue to evolve and are expected to require ING to implement new control measures with related costs and risks of non-compliance. While various sanctions include

grace periods before full compliance is required, there is
no guarantee that ING will be able to implement all required procedures within the applicable grace periods.

In
addition, some claims and allegations may be brought by or on behalf of a class and claimants may seek large or
indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. Our reserves for litigation liabilities may prove to be inadequate. Claims and allegations, should they become public, need not be well founded, true or successful to have a negative impact on our reputation. In addition, press reports and other public statements that assert some form of wrongdoing could result in inquiries or investigations by regulators, legislators and law enforcement officials, and responding to these inquiries and investigations, regardless of their ultimate outcome, is time consuming and expensive. Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, results, financial condition and/or prospects in any given period.
We are subject to different

tax regulations in each of the jurisdictions where we conduct business, and are exposed to changes in tax laws, and risks of non-compliance with or proceedings or investigations with respect to,

tax laws.
Changes in tax laws (including case law) and tax treaties (including the termination thereof) could increase our
taxes and our effective tax rates

and could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities, which could have a material adverse effect on our business, results and financial condition. Changes in tax laws could also make certain ING products less attractive, which could have adverse consequences for our businesses and results. On 7 June 2021,

the Dutch government received a formal
notice of denunciation of the Dutch-Russian tax treaty from Russia, and as a result, the tax treaty was terminated
as of 1 January 2022. The termination of the Dutch-Russian

tax treaty or any other similar developments may
have adverse effects on ING and ING’s customers.

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

and other US withholding tax regulations
Due to the nature of its business, ING is subject to various provisions of US tax law. These include FATCA,

which
requires ING to provide certain information for the US Internal Revenue Service (“IRS”), and the Qualified
Intermediary (“QI”) requirements, which require withholding tax on certain US-source payments. Failure to comply with FATCA

and/or QI requirements and regulations could harm our reputation and could subject the
Group to enforcement actions, fines and penalties, which could have a material adverse effect on our business, reputation, revenues, results, financial condition and prospects. For further discussion of FATCA

and QI
requirements with respect to ING, see “Item 4. Information on the Company—Regulation and Supervision—KYC
Requirements.”
ING is exposed to the risk of claims from customers or stakeholders who feel misled or treated
unfairly because of advice or information received.
Our products and services, including banking

products and advice services for third-party products are exposed to claims from customers who might allege that they have received insufficient advice or misleading information from advisers (both internal and external) as to which products were most appropriate for them, or that the terms and conditions of the products, the nature of the products or the circumstances under which the products
were sold, were misrepresented to them. When new financial products are brought to the market, ING engages in a multidisciplinary product approval process in connection with the development and distribution of such
products, including production of appropriate marketing and communication materials. Notwithstanding these processes, customers may make claims against ING if the products do not meet their expectations , either at the purchase/execution of the product and/or through the life of the product. Customer protection regulations, as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices, influence customer expectations.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 22
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

statements.

Risks related to the Group’s

business and operations
ING may be unable to meet internal or external aims or expectations with respect to ESG-related
matters.
Environmental, Social and Governance (ESG) is an area of significant and increased focus for governments and regulators, investors, ING’s

customers and employees, and other stakeholders or third parties (e.g., non-
governmental organizations or NGOs). As a result, an increasing number of laws, regulations and legislative actions have been introduced to address climate change, sustainability and other ESG-related matters, including in relation to the financial sector’s operations and strategy. Such recent regulations include the EU Sustainable
Finance Disclosure Regulation (SFDR), EU Taxonomy Regulation and EU Green Bond Standards, which broadly focus on disclosure obligations, standardized definitions and classification frameworks for environmentally sustainable activities. These laws, regulations and legislative frameworks may directly and indirectly impact the business environment in which ING operates and may expose ING to significant risks.
National or international regulatory actions or developments may also result in financial institutions coming
under increased pressure from internal and external stakeholders regarding the management and disclosure of their ESG risks and related lending and investment activities. ING may from time to time disclose ESG-related initiatives or aims in connection with the conduct of its

business and operations. However, there is no guarantee
that ING will be able to implement such initiatives or meet such aims within anticipated timeframes, or at all. ING
may fail to fulfil internal or external ESG-related initiatives, aims or expectations, or may be perceived to fail to do so, or may fail to adequately or accurately report performance or developments with respect to such initiatives, aims or expectations. ING could therefore be criticized or held responsible for the scope of its initiatives or goals regarding such matters. In addition, ING might face requests for specific strategies, plans or commitments to address ESG-related matters, which may or may not be viewed as satisfactory to the relevant internal and external stakeholders (including NGOs). Any of these factors may have an adverse impact on ING’s reputation and brand value, or on ING’s business, financial condition and operating results.

ING may be unable to adapt its products and services to meet changing customer behaviour and demand, including as a result of ESG-related matters.
Customers or other counterparties may increasingly assess sustainability or other ESG-related matters in their economic decisions. For instance, customers may choose investment products or services based on sustainability or other ESG criteria, or may look at a financial institution’s ESG-related lending strategy when choosing to make deposits. To remain competitive and to safeguard its reputation, ING is required to continuously adapt its business strategy, products and services to respond to emerging, increasing or changing sustainability and other
ESG-related demands from customers, investors and other stakeholders. However,

there is no guarantee that
ING’s current or future products or services will meet applicable ESG-related regulatory requirements, customer preferences or investor

expectations.

For further information regarding the alignment of ING’s lending portfolio with its climate-related goals, see
“Item 4. – Information on the Company – Business Overview – Responsible

finance” below.
ING’s business and operations

are exposed to physical risks, including as a direct result of climate change.
ING’s business and operations may be exposed to the impacts of physical risks arising from climate and weather-
related events, including heatwaves, droughts, flooding, storms, rising sea levels, other extreme weather events or natural disasters,

and to the impacts of physical risks arising from the environmental degradation, including loss of biodiversity, water or resources scarcity,

pollution or waste management. Such physical risks could disrupt
ING’s business continuity and operations or impact ING’s premises or property portfolio, as well as its customers’
property, business or other financial interests. These risks could potentially result in impairing asset values, financial losses, declining creditworthiness of customers and increased defaults, delinquencies,

write-offs and
impairment charges in ING’s portfolio, etc. In particular,

changing climate patterns resulting in more frequent and
extreme weather events, such as the severe flooding that occurred in Western Europe in July 2021 or the long-
lasting bushfires in Australia in February 2021, could lead to unexpected business interruptions or losses for ING
or its customers.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 23
For a description of physical risks to our operations and business other than resulting from natural disasters as a
result of climate change, see “–Operational and IT risks, such as systems disruptions or failures, breaches of security, cyber attacks, human error,

changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our
reputation, business and results” above.
ING’s business and operations

are exposed to transition risks related to climat

e

change.
The transition to a low carbon or net zero economy may give rise to risks and uncertainties associated with climate change-related laws, regulations and oversight, changing or new technologies, and shifting customer sentiment. For instance, ING may be required to change its lending portfolio to comply with new climate change-
related regulations. As a result, it might be unable to lend to certain prospective customers, or might even lead to the termination of certain existing relationships with certain customers. This could result in claims or legal challenges from such customers against ING. This transition may also adversely impact the business and operations of ING’s customers and other counterparties. If ING fails to adequately factor in such risks in its lending or other business decisions, ING could be

exposed to losses.
The low carbon or net zero transition may also require ING to modify or implement new compliance systems,
internal controls and procedures or governance frameworks. The integration and automation of internal governance, compliance, and disclosure and reporting frameworks across ING could lead to increased operational costs for ING and other execution and operational risks. The implementation cost of these systems may especially be higher in the near term as ING seeks to adapt its business, or address overlapping, duplicative
or conflicting regulatory or other requirements in this fast-developing area. Furthermore, ING’s ongoing implementation of appropriate systems, controls and frameworks increasingly requires ING to develop adequate climate change-related risk assessment and modelling capabilities (as there is currently no standard approach or methodology available), and to collect customer, third party or other data. There are significant risks and uncertainties inherent in the development of new risk modelling methodologies and the collection of data,
potentially resulting in systems or frameworks that could be inadequate, inaccurate or susceptible to incorrect customer, third

party or other data.

Any delay or failure in developing, implementing or meeting ING’s climate change-related commitments and regulatory requirements may have a material adverse impact on our business, financial condition, operating results and reputation, and lead to climate change or ESG-related investigations, enforcement proceedings or litigation.
Operational and IT risks, such as systems disruptions or failures,

breaches of security, cyber
attacks, human error,

changes in operational practices, inadequate controls

including in respect
of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results.
We face the risk that the design and operating effectiveness of our controls and procedures may prove to be inadequate. Operational and IT risks are inherent to our business. Our businesses depend on the ability to
process and report a large number of transactions efficiently and accurately. In addition, we routinely transmit, receive and store personal, confidential and proprietary information by email and other electronic means.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 24
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 25
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
Increasing competition in the markets in which we operate (including from non-banks and financial technology
competitors) may significantly impact our results if we are unable to match the products and services offered by
our competitors. Future economic turmoil may accelerate additional consolidation activity. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices, which may have a material adverse impact on our business, results and financial condition.
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
We routinely execute a high volume of transactions, such as unsecured debt instruments, derivative transactions and equity investments with counterparties and customers in the financial services industry, including brokers and dealers, commercial and investment banks, mutual and hedge funds, insurance companies, institutional clients, futures clearing merchants, swap dealers, and other institutions, resulting in large periodic settlement
amounts, which may result in us having significant credit exposure to one or more of such counterparties or customers. As a result, we could face concentration risk with respect to liabilities or amounts we expect to collect

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 26
from specific counterparties and customers. We are exposed to increased counterparty risk as a result of recent financial institution failures and weakness and will continue to be exposed to the risk of loss if counterparty
financial institutions fail or are otherwise unable to meet their obligations. As a result of the Russian invasion of
Ukraine and related international response measures, including sanctions and capital controls, we may be exposed to increased risk of default of counterparties located in Russia and Ukraine, counterparties of which the ultimate parent is located in Russia or may be considered effectively controlled or influenced through Russian involvement, and other counterparties in sectors affected by the response measures. Also liquidity or currency controls enforced by the Russian Central Bank may impact Russian companies ability to pay. In addition, we have counterparty exposure to Russian entities in connection with foreign exchange derivatives for future receipt of foreign currencies against RUB. Of our total EUR 600 billion loan book, the total Russia exposure is around EUR
6.7 billion on 28 February 2022 and EUR 500 million

with clients in Ukraine. A default by, or even concerns about the creditworthiness of, one or more of these counterparties or customers or other financial services institutions could therefore have an adverse effect on our results or liquidity.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 27
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 28
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 29
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

from its
subsidiaries.

ING Groep N.V.

has also in the past guaranteed and may in the future continue to guarantee the payment obligations of some of its subsidiaries, including ING

Bank N.V.

Any such guarantees may require ING Groep N.V.
to provide substantial funds or assets to its subsidiaries or the creditors or counterparties of these subsidiaries at
a time when the guaranteed subsidiary is in need of liquidity to fund its own obligations.
Finally, ING Groep N.V.,

as the resolution entity of ING, has an obligation to remove impediments to resolution and to improve resolvability. Regulatory authorities have required and may continue to require ING to increase

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 30
capital or liquidity levels at the level of the resolution entity or at particular subsidiaries.

This may result in,
among other things, the issuance of additional

long-term debt issuance at the level of ING Groep N.V.

or
particular subsidiaries.
Additional risks relating to ownership of ING shares
Holders of ING shares may experience dilution of their holdings and may be impacted by any share buyback programme.
ING’s AT1

Securities may, under certain circumstances, convert into equity securities. Such conversion would dilute the ownership interests of existing holders of ING shares and such dilution could be substantial.
Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of ING shares. Furthermore, we may undertake future equity offerings with or without subscription rights. In case of equity offerings without subscription rights, holders of ING shares may suffer dilutions. In case of equity offerings with subscription rights, holders of ING shares in certain jurisdictions, however, may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. Holders of ING shares in these jurisdictions may suffer dilution of their shareholding should they not be permitted to, or otherwise chose not to, participate in future equity offerings
with subscription rights.
Any share repurchases could affect the price of our ordinary shares, ADSs or other securities and increase trading
price volatility. The existence of a share buyback programme could also cause the price of our ordinary shares,
ADSs or other securities to be higher than it would be

in the absence of such a share buyback programme, and
could potentially reduce the market liquidity of our ordinary shares, ADSs or other securities.

There can be no
assurance that any share buybacks will enhance shareholder value because the market price of our ordinary shares or ADSs may decline below the levels at which we repurchase any ordinary shares or ADSs.
In addition, ING cannot guarantee that any future share buyback programme will be fully consummated. The timing and amount of share repurchases pursuant to a share buyback programme will depend upon a number of
factors, including market, business conditions, and the trading price of the our ordinary shares or

ADSs. A share
buyback programme may also be suspended or terminated at any time,

and any such suspension or termination
could negatively affect the trading price of, increase trading price volatility of or reduce the market liquidity of our ordinary shares, ADSs or other securities. Additionally, a share buyback programme could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic
opportunities.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 31
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 32
Item 4.

Information on the Company
A.

History and development of the company
General

ING Groep N.V.

was established as a Naamloze Vennootschap (a Dutch public limited liability company) on March
4, 1991. ING Groep N.V.

is incorporated under the laws of the Netherlands.

The corporate site of ING, www.ing.com, provides news, investor relations and general information about the company.
ING is required to file certain documents and information with the United States Securities and Exchange
Commission (SEC). These filings relate primarily to periodic reporting requirements applicable to issuers of
securities, as well as to beneficial ownership reporting requirements as a holder of securities. The most common
filings we submit to the SEC are Forms 6-K and 20-F (periodic reporting requirements).

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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 33
ING at a glance

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 34
Our strategy
Delivering on our strategy

is about creating a differentiating

customer
experience that is personal, easy

and smart. It’s also about focusing on the
things that matter: being a bank that

is safe, secure and compliant;

maintaining
a healthy business; data-driven digitalisation

to better meet our customers’
evolving needs; and jointly building a sustainable future

for all.
ING has a clear purpose: empowering people to stay a step ahead in life and in business.

This is reflected by our
‘do your thing’ tagline, which encapsulates our brand and our promise to make banking frictionless so people and
businesses can do more of the things that move them. Our purpose guides us in everything we do and is founded
on our belief that it’s our role to support and promote social and environmental progress and at the same time generate healthy returns for shareholders.

We have a strong – and growing – primary customer base. We have a digital, mobile-first mindset and we’ve put in place the building blocks for becoming a data-driven digital bank. We continuously strive to improve the customer experience, working in an agile way and guided by our Orange Code, which describes the values and
behaviours that define ING.

Even in a digital world, our business

is founded on relationships

and our people are among our greatest assets.
We therefore work to provide a differentiating employee experience that keeps our people motivated and engaged. This includes supporting their wellbeing, providing a safe and healthy workplace and opportunities to
develop themselves to their full potential, as well as promoting a diverse and inclusive work environment where they feel free to be themselves. For most of the year, the majority of our employees continued to work from home due to ongoing measures to stop the spread of Covid-19. As restrictions were lifted in various countries, we moved towards a hybrid mode,

giving employees the flexibility to combine working from home with working from the office. However, new outbreaks meant they had to remain ready to adapt to a constantly changing situation.

The trends that have shaped our direction so far – digitalisation, continuing low and negative interest rates, new competitors, changing customer behaviours and expectations, increasing regulation and the growing urgency for action on climate change and to address social imbalances – continue to influence our business and were
amplified by the Covid-19 pandemic.

We’ve also learnt some important lessons over the past years: some of our projects became too complex, went on for too long or resulted in us sometimes losing sight of customers and competition.

We’re guided by our
purpose and our strategy in how we respond to these and other challenges and opportunities.

As we look to the future, we are now focusing on delivering with impact so we can truly differentiate ourselves
from the competition and emerge from the pandemic in a position of strength for our customers, our investors, our employees and society in general. In the near-to-mid-term, this means focusing on:

● being a safe, secure and compliant bank
●
being a healthy business making healthy returns

● data-driven digitalisation
●
sustainability.

Safe, secure and compliant bank
Keeping our bank safe, secure and compliant remains a top priority for ING. This means fighting financial economic crime as a gatekeeper to the financial system, protecting our bank and our customers against cybercrime and fraud, as well as from conduct that will jeopardise people’s trust in us, and the safe and ethical use of data and data-driven models. This year too, the growing importance of climate risk was emphasised in
ING’s first integrated

climate report.
Protecting our bank and our customers also means continuously improving our risk culture and behaviours.
Everyone at ING has a responsibility to understand, discuss and act on the many non-financial risks that banks are confronted with every day. To

this end, we introduced a risk culture programme in 2021 that aims to ensure our risk culture reflects the dynamic business and regulatory environment we operate in. By acting with the right mindset and living up to our Orange Code and Global Code of Conduct,

we all play a part in safeguarding ING and
our customers.

Knowing our customers (KYC) and ensuring we only do business with people and companies that meet regulatory
requirements and are within our risk appetite, are essential for preventing financial economic crime. Monitoring

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 35
transactions for unusual activities and carrying out customer due-diligence checks at regular intervals are an
important part of KYC. We also assess the environmental and social impact of companies and projects we finance.

Since 2017, we’ve introduced a number of structural improvements to enhance our KYC organisation and activities, including standardised policies and digital tooling, and further increasing knowledge and awareness
across the bank. This includes mandatory e-learnings

for all staff and the KYC and Risk Academies for more
specialist training. We are building on this with our financial economic crime controls maturity programme, which consolidates all our activities to fight financial economic crime (policies, systems and processes) in one
holistic approach.
With the growing number of digital transactions and employees working from home it’s of the utmost
importance to safeguard ING and our customers against cybercrimes such as digital fraud, phishing scams and malicious software. ING has preventative measures in place to test our resilience against cyberattacks and attempts to gain unauthorised access to our systems. We also focus strongly on managing our exposure to operational risks with respect to the availability of our networks and infrastructure to ensure we’re always accessible to our customers and our employees.

Closely related to cybersecurity resilience is protecting customers’ data and their privacy. To this end, ING follows
European data protection regulation (GDPR) and local laws applicable in our countries. We consider people’s expectations about how their data is used and respect their privacy when processing

it. Local and global data
ethics councils help ensure we use data responsibly.

Healthy business

While the economy picked up in many of our markets in 2021, to remain a financially healthy business it’s imperative that we diversify our income, optimise capital allocation and scrutinise costs. Our 2021 figures show we’re on the right track,

with fee income up 17% compared to a year earlier and contributing 19% to our full-year
income, which is a crucial component of our strategy to diversify our revenue sources in the negative interest environment. This strong fee income growth combined with higher lending volumes contributed to a 4.8%
increase in total income compared to 2020, while net customer deposits grew with €10.3 billion.

We earned higher fees from daily banking activities in 2021, spurred by economic recovery, and benefitted from continued demand for digital investment products in our Retail business.

Our results were also supported by low
risk costs. We were able to release some of the Covid-19-related provisions we took earlier and are confident about the quality of our loan book. However, we remain cautious about the impact of supply chain disruptions, rising energy prices and increasing inflation on companies and consumers.

We therefore remain ready to support
our clients when they need it.

Ensuring ING remains

a financially healthy company means there are also times we have to make difficult decisions about where and how we allocate our capital, so that we put it to work in the places that provide the
best growth opportunities and viable returns. Unfortunately,

this can affect our customers and colleagues. In the
current environment, with varying local and regulatory environments, we believe that we require sufficient local scale in the Retail markets in which we operate to maintain a reasonable franchise. It’s in these markets that we want to invest our people, capital and costs. This led to our decision to exit selected Retail markets in 2021.
Separately, we decided to wind down our payment services provider Payvision,

which we believe was not
evolving rapidly enough to keep pace with the competitive payments market,

and to stop certain partnerships.
These include discontinuing the consumer-facing smart money app

Yolt to focus instead on growing its business-
to-business open banking platform Yolt Technology Services.

We also sold our stake in Dutch property platform
Makelaarsland as the partnership did not bring what we had expected from it.

We had expenses under control in 2021, with room for us as a digital-first bank to improve our cost-to-serve, supported by investments

in further (end-to-end) digitalisation. This brings benefits to the experience of customers and colleagues and improves our operational quality and processing speed. It also helps us better
absorb the eroding effects of negative interest rates on our net interest income.

In October 2021, we launched a €1,744 million share buyback

programme related to the amount reserved over
2019. The distribution is in line with our aim

to provide an attractive return to shareholders and follows the expiration of the European Central Bank’s (ECB) recommendation not to pay dividends during the pandemic in
2020. The buyback was possible due to ING’s strong capital position.

At year-end 2021, approximately 92% of the
maximum total value of the programme had been completed. On 28 February 2022, we announced the
programme was fully complete, having repurchased 139,711,040 ordinary shares for a total consideration of
€1,741,696,166.19.
Data-driven digitalisation

Delivering on our customer promise is all about creating a customer experience that’s personal, easy and smart.
And a key driver for this is digitalisation – a trend that was accelerated by the Covid-19 pandemic and the

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 36
demand it unleashed for mobile and contactless banking – and data, which is the fuel powering end-to-end
digitalisation.

Reflecting the growing importance of technology and digitalisation in fulfilling our purpose and strategy, in 2021,
ING appointed a chief technology officer to its Management Board Banking for the first time, having split the role
of the chief operations officer. Digitalisation has benefits for our customers, our employees and our business.
Automating tasks frees up time for more rewarding activities. It improves efficiency and effectiveness, and helps to make our bank safer and compliant-by-design. However,

we also have to be cognisant of those customers who
are not (yet) fully digital and ensure our products and services remain accessible to them.
In 2021, mobile interactions grew to 6.2 billion from 5.3 billion in 2020, accounting for 91%

of total interactions
with ING. The number of mobile payment transactions also grew each quarter, with 267 million made in 4Q 2021, compared to 154 million transactions in 1Q 2020.

This digital connectivity in turn yields data and insights that contribute to a more personalised and empowering
experience, giving customers even more reason to interact with us. This is how we believe we can become an essential part of people’s digital lives.
Mastering data is essential for this. Data, used responsibly, helps us understand our customers better and personalise our interactions. It is the main ingredient for the models that inform our business decisions,

manage
risks and keep our capital in control. We use transaction data to detect money laundering and fight financial crime. And it powers technologies like artificial intelligence, robotics and blockchain that digitalise processes and improve the customer experience. Examples include using machine learning to understand why customers contact us and proactively come up with solutions that will reduce the number of calls in future; virtual assistants
to help customers 24/7; and instant loans,

personalised insurance and easy-to-use investment products. And there are innovative solutions for ING and for our customers,

such as Komgo, which digitalises trade finance;
supply chain management tool Stemly; and Flowcast to reduce risk and unlock credit for businesses.

To make

raw data meaningful it needs to be sorted, harmonised and put into context. That’s why it’s essential to have one common language for defining our data. We call this ING Esperanto. In addition, we’re standardising data models (Esperanto Warehouse Model) through which we can store and use our data. This approach contributes to the availability, quality,

integrity, usability,

control and governance of our data. We also have a
uniform global customer data management approach that facilitates customer self-service and enables new ways of doing banking by making it easier to retrieve information that can be used to propose new types of billable
ING services or new product bundles. Global and

local data ethics councils guide our decisions around the use of
data based on ING’s Orange Code values.

Our customers’

appreciation of ING’s smart and personal experience is reflected in above-average NPS scores in a number of our Retail and Wholesale Banking markets. Over the past year we gained 481,000 primary customers,
bringing the total to 14.3 million, 3.5% higher than at end-2020.

ING is not the only bank with digital ambitions.

Society’s growing reliance on the internet has fundamentally changed the way people shop – and pay. These changing behaviours,

along with the second European Payments
Services Directive (PSD2), are reshaping the role of banks in the payments industry, opening it up to new (non-
traditional) payments providers. To

stay a step ahead in this competitive digital environment, there’s a growing urgency to speed up end-to-end digitalisation and the associated requirement for operational excellence.

Given the increasing commoditisation of payments and the need for scale and efficiency to remain competitive in this fast-growing area, we’re looking to create a dedicated payments and settlement utility within the chief technology office domain in 2022 that will deliver all payments, settlement and liquidity services across ING,
subject to Works Council approval. Until now this has been done within the business lines,

notably Wholesale
Banking, also for Retail payments. The aim is to build on our existing payments capabilities and further mature,
scale and evolve the way these services are delivered, allowing the business lines to focus on meeting the needs
of our customers.

Digitalisation is also empowering customers to have agency over their finances with innovative tools such as personal budget planners, expense trackers and smart saver tools. Given the costs and complexities of cross-
border integration, we’re using our scalable technology to implement products locally that meet the needs of our customers, particularly in areas such as retail investments, consumer finance and insurance.
Since 2016, we’ve worked on putting in place a technology and operations foundation on which to build a mobile-first digital experience for all our 38 million customers. This foundation includes IT infrastructure, uniform processes, data management and way of working, and bundling expertise in shared service centres that support
our businesses globally. Underlying all of this are technology platforms such as Touchpoint and OnePipeline.
Designed to create speed, scale, security and cost efficiency, this foundation allows us to bring new products and

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 37
services to our customers faster and in multiple markets using next-generation technologies and re-useable modular components.

It has also enabled our employees to continue working from home during the ongoing lockdowns and supports
their return to the office in a hybrid mode when that’s possible.
Sustainability
Sustainability in all its forms is one of the biggest challenges facing society. Climate change is threatening our planet and its people, many of whom also struggle with inequality, poor financial health and even a lack of basic
human rights. It’s clear the world is changing and banking

needs to change with it. We have a responsibility to
society to define new ways of doing business that align economic growth with positive environmental and social
impact.

On the environmental side, we believe we can do this by aligning our lending portfolio with global climate goals,
supporting the transition to a net-zero economy in our own operations and by actively engaging with companies to finance the investments needed, and addressing related challenges like biodiversity;

on the people side, by
steering customers and local communities towards improved financial health.

To tackle climate change even faster,

we joined the Net-Zero Banking Alliance in 2021 and increased the
ambition of our Terra approach.

We’re now aiming to steer our lending portfolio towards net-zero greenhouse gas emissions by 2050 or sooner. In our integrated climate report on ing.com we report on our progress until end-2020 in the nine most carbon-intensive sectors, which are our main focus for steering. We’re working on pathways for those sectors to align our targets for them with our own net-zero ambitions.

In addition to financing sustainable projects, we believe we can influence positive change by advising clients on
their own transition to sustainable and circular business models, as well as through innovative products such as
sustainability-linked financing,

gaining access to a new range of opportunities. To protect the integrity of this fast-growing market, we believe these targets should be ambitious, recognised industry-wide and verified by a reputable, independent party, thereby ensuring companies tackle the most difficult and urgent climate issues first.
It’s also about what we don’t finance: we say no to certain

companies and sectors;

for example, new clients
active in palm oil plantations and new coal-fired power plants. However, much of the ‘real’ economy still runs on fossil fuels, and some sectors are further along on their journey than others. So rather than withdrawing
completely from a particular sector (such as oil and gas) – with the associated impact in terms of jobs and
economic fall-out – we believe we can be more effective by actively engaging with that sector to speed up its transition. For example, we’re leading the climate-aligned finance working group for the Net-Zero Steel Initiative to support the sector’s decarbonisation and have signed up to the Global Maritime

Forum’s call to action to
decarbonise the shipping industry.

Climate change also brings risks for ING and the companies we finance.

These range from physical risks such as
floods and wildfires to social risks related to displacement, discrimination and human rights violations,

as well as
transition risks that could lead to stranded assets when policies, regulations or consumer preferences shift towards a lower-carbon economy.

We’re working to embed the management of climate risk into our overall risk management approach and our business practices. We also evaluate clients and transactions against our environmental and social risk framework to limit the negative impact of our financing decisions on the
environment and communities.

Climate action requires a concerted collaborative effort across all sections of society. There’s a growing sense of
urgency for governments and businesses to step in and help. While banks can finance the transition, it’s
companies that need to make it happen in their own businesses and supply chains. Governments can, and
should, direct and guide this change. We believe the European Union’s Green Deal is a step in the right direction.
Recognising the importance of environmental, social and corporate governance (ESG), we have a number of initiatives running in the bank covering our governance structure, developing a diverse and engaged workforce and being a trusted counterparty for our customers and clients.

When it comes to financial health, we’re embedding our activities directly into our core business where we can
make a more tangible impact on our customers.

We’re currently defining actions we can take in our Retail
markets to help customers who are financially vulnerable; for example, to get out of problematic debt, or to save more. We’re also bringing our community support closer to home through our new community investment programme,

which targets

a broader range of local initiatives that contribute to an inclusive economy and support vulnerable groups in the communities we serve.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 38
B.

Business Overview

A sharper focus on digital investment

products, daily banking and on providing
a smart, easy and personal customer

experience,

boosted growth in 2021, with
more people than ever doing their banking on a mobile device. Companies also increasingly chose to link their financing to their efforts

to protect our planet
and its people.
Diversifying our income is a crucial component of our strategy in a negative interest environment, and in 2021, our fee income grew by 17% year-on-year.

Much of this growth came from an increase in daily banking

activities
on the back of economic recovery, coupled with good investment product revenues from the growing number of new investment accounts opened and customers making a higher average number of trades.

We saw continued lending growth in mortgages and in the last quarter of the year lending volumes increased,

a
sign that confidence in the economy

is picking up. Still, economic recovery remains fragile. Covid-19 continues to be a factor in many markets with new waves of infections, geopolitical tensions and supply chain disruptions, rising energy prices and increasing inflation impacting companies and consumers alike. We therefore continue to
be cautious and remain ready to support our clients when they need

it.

A differentiating customer experience
Delivering a differentiating customer experience is what sets ING apart and ensures customers choose us rather than another provider. We

can measure how successful we are by looking at our Net Promoter Scores, which are an indicator of customer satisfaction. To provide a differentiating customer experience, we have to keep making
banking as frictionless as possible, providing smarter, easier and more personal experiences, and continuously work to keep getting better at it.
Every interaction with our customers – whether it’s a call to a contact centre, a click on a web page, a conversation or a survey – is an opportunity to understand their thinking and how we can improve their experience. Sometimes it’s small changes that can make a big impact. This is the idea behind our global CX Day
where colleagues from across the organisation work on ways to improve the customer experience. In 2021, teams from 27 countries and 15 Wholesale Banking business

units worked on around 300 improvements on the
day, of which 21 were aimed at corporate clients.

By enabling ING designers and customer journey experts to work together, we connect the dots between insights and delivering real value for our customers. This is the case for example in Germany where our designers joined a cross-industry effort to make digital experiences more accessible to all.

Customer testimonials underscore that
good design is good business.

As we’ve digitalised more of our processes, we’ve empowered customers to take more of their money matters into their own hands. For example, in Germany, Spain, Poland, Italy and Turkey pre-approved consumer loans are
available for existing customers via our digital channels, providing them with instant access to financing when and where they need it. Users of our OneApp in the Netherlands,

Belgium and Germany can update their contact
details, block a stolen bank card, open a new account and send payment requests without needing to visit a
branch. Financial advice is also increasingly given online.

In 2021, digital interactions with customers rose to 6.9 billion (up from 5.3 billion in 2020). In Wholesale

Banking,
the number of digital interactions increased to 11.8 million, of which 49%

were via or in combination with the
mobile app introduced five years ago.

This digital connectivity yields data and insights that contribute to a more personalised and empowering experience, giving customers more reasons to interact with ING. Getting the most out of our data will unlock even more potential to create a differentiating experience for our customers. But there’s still work to be done to
gain the most value from our data, both by moving data into our data lakes and by using analytics. Closely linked to this is the trust our customers and employees have that we will protect their data and ensure it’s not used for purposes they have not agreed to.

Retail Banking
For consumers using our Retail Banking services our focus is on providing a fully digital, mobile-first experience that’s smart, personal and easy, empowering, and seamlessly connects with the apps and platforms they’re on.

We want to engage with these customers on mobile at every stage of the customer journey. This means as far as possible each step of our processes has to be fully digitalised, from onboarding and customer due diligence
checks to daily banking and contact centres.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 39
Over the past years we’ve been working to harmonise the customer experience in our different markets and created one brand identity. Now we’re

increasingly focused on end-to-end digitalisation of our customer journeys to make our products and services even easier, smarter and more personal.

In 2021, we migrated the last of our Belgian Retail customers to ING’s OneApp for mobile banking, which is now available to 17.4 million customers in the Netherlands, Belgium and Germany,

of which 9.8 million are actively
using mobile channels. OneApp offers a single unified banking proposition that is continuously being extended
with new functionalities (e.g. Apple Pay).

In addition, all 9.8 million active Retail customers in Belgium and the
Netherlands have the same OneWeb online banking environment. This is an outcome of the unite be+nl transformation programme, which ended in the first half of 2021.
A positive impact of the pandemic was the acceleration of mobile banking, with high adoption by customers in
Turkey (88%), Romania (72%) and Spain (59%).

More than half of active ING customers – 51% –

were mobile-
only at end-2021, up from 40% in 2020.
In addition, mobile and card payment volumes more than doubled compared to 2020,

reflecting the increasing
use of contactless payments via third-party services like Apple Pay and our own Android solution in the banking app. In Poland customers can also use their mobile phone to make contactless ATM transactions and here the
ING app has more functionality than our website (unique

in the market). Over two-thirds (68%) of active
customers in Poland use mobile banking.

Another fast-growing digital market is Romania where mobile sales have tripled since 2019. Customers here can access a complete offering of digital products from loans and insurance to investments, shopping programmes and virtual cards.

Remote advice

This digital shift also means more customers are now using remote video advice and digital self-service channels.
We can connect with customers across multiple channels through ING’s cloud-based customer interaction platform for phone, chat and video contacts. The customer interaction platform is used in nine countries to harmonise the experience and ensure customers receive the same services everywhere.

In the Netherlands, we saw a year-on-year increase of video contacts through ING Beeldgesprek, which enables customers to speak to an advisor about a new mortgage or investment product from the comfort of their own home. On average, it is used for around 7,500 customer conversations per month in the Netherlands and is now also available in Belgium, Spain, Italy and Germany. A similar remote advice service was launched in Turkey in
March 2021 via the ING app. ING is the first bank to offer this service in Turkey.
In addition, more customers are using the chat function on our website and mobile app to reach out to us. On
average, we handle around 22,500 chat interactions per month in each of the six countries where the service is offered.
Given the rise in digital interactions, we announced the closure of a number of bank branches. In March 2021, we
announced the closure of 69 branches in the Netherlands

by July 2022, and over the course of 2021 we closed 59
statutory branches in Belgium. Our business is built on both digital and real-life connections and there are still
customers who prefer to visit us in person. To

make sure these customers can still get in-person assistance, in the
Netherlands, for example, we are expanding the number of ING service points (shops inside other shops)

to 321.
In some countries, like the Philippines, our Retail offering is entirely digital.
All but a limited number of branches remained open throughout the Covid-19 lockdowns, working by
appointment only in most countries. In all our branches we took precautions to ensure the health and safety of
our customers and employees, such as limiting the number of visitors, installing plexiglass screens and making
hand sanitisers available.

Financing for consumers
Point-of-sale (POS) lending, where online merchants offer shoppers the option to ‘buy now, pay later’, is a new area offering opportunities for ING.

In June, ING Ventures invested in POS platform Divido, which allows its partners to ‘white-label’ its technology. Merchants, banks and payment companies can brand the Divido platform as their own to give their customers the option of paying for their purchases in instalments when they check out online, or in-store. Based on this, ING launched its first European POS lending initiative in Spain, where pre-
approved ING customers can pay in instalments for online purchase from enrolled merchants.

In addition to a physical POS offering in Turkey,

we launched ING Shopper, a new digital sales channel

that
enables shoppers (including non-ING customers) to apply for an online loan at checkout (thanks to digital customer onboarding) or pay for their purchases in instalments. It also allows e-commerce merchants to grow their customer base by offering easy payment alternatives. For ING Orange Extra programme members there’s an additional incentive to repay their loans interest-free.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 40
In Romania, we’re encouraging consumers to become more environmentally friendly by offering green loans with favourable rates for electric and hybrid cars. A pilot programme involving 1,000 loans was launched in the summer of 2021 as a limited offer. Around 180 loans were distributed by year-end and ING’s share of the market for new electric and plug-in hybrid vehicle sales reached 11%. Building on this, in 2022 we intend to add eligible
new green and sustainability products to increase our social responsibility impact.

In our mortgages business in the Netherlands, where around 60% of mortgages are sold through intermediaries,
we have been making strides to improve our services, including faster processing times for their applications and fewer documents needing to be provided. In December 2021, intermediaries named

ING as the best money
provider in a survey by the national mortgage association (Nationale Hypotheekbond).

In addition, we developed
new mortgage propositions for customers nearing retirement age, and for international home buyers, and made it possible for customers to see their mortgages in the ING app and use it to make repayments.

At Interhyp in Germany,

the HOME platform digitalises the mortgage process for home buyers, advisors, brokers and bank partners. Almost 500,000 Interhyp customers can connect directly to real-estate portals, create financing scenarios and upload documents from their smartphones,

speeding up the mortgage decision process.
Machine learning personalises the experience by matching (potential) buyers to advisors and mortgages for their needs, and providing property valuations. Mortgage advisors and brokers use HOME for processing mortgages and consultations with buyers via phone, video and chat messaging. To complete the end-to-end digitalisation of the mortgage process we’re now focusing on integrating scoring mechanisms and digital signatures for instant approvals in just a few clicks. In 2021, Interhyp’s market share rose to

11.6% in Germany (10% in 2020).
Business Banking
Our Business Banking segment is part of Retail Banking and serves around 1.7 million clients in seven markets
(Belgium, Luxembourg, the Netherlands, Poland,

Romania, Germany and Turkey). These range from self-
employed and micro businesses to small and medium-sized enterprises (SMEs) and mid-corporate companies.
We’re using Touchpoint

(ING’s open banking technology platform) to digitalise and standardise our offering for business clients on ING’s OneApp and OneWeb in Belgium, the Netherlands and Germany, with Luxembourg currently being migrated. This is helping to drive efficiency by avoiding duplication of services and unlocking synergies between the countries. In Belgium, all business clients now use OneApp and over 90% use OneWeb,
providing a consistent experience for both their personal and professional financial needs. Further roll-outs are planned for Poland and Romania.
Our ambition to serve over 80% of SMEs digitally is in direct response to the increasing customer demand for
digital solutions and self-servicing capabilities. To ensure the continuity of the quality customer relationships we have, we are focusing our efforts on the most important interactions with our customers, namely: KYC outreach for customer due diligence, onboarding, account opening, and loan or card requests. Each interaction is built in a
modular way to ensure reusability across the global network, while leveraging and scaling local best practices.
Invariably, automation underpins any improvement and supplies the speed needed to improve the customer experience.

Digital transformation of loan requests is end-to-end and focused on improving cycle times for the application process (‘time to apply’), underwriting

process (‘time to yes’) and fulfilment (‘time to cash’). For example, Poland offers instant and fully automated lending journeys for disbursement of small tickets in less than two hours, whereas in Germany, semi-automated (fast-track) journeys for bigger tickets are possible within 48 hours.
We can add value for these clients through digital services that go beyond banking, such as factoring, liquidity management, tax accounting and by using APIs (application programming interfaces) that connect to third-party providers.
Wholesale Banking
In Wholesale Banking we believe our differentiators are our sector expertise, our network and our people. We continued in 2021 to focus on deepening client relationships and growing our franchise by unleashing our sector
potential and delivering more of our network to our core clients in EMEA (Europe, the Middle East and Africa),
Asia and the US. By this we mean partnering global

product and sector specialists with local expert teams across our network to meet the increasingly sophisticated and complex cross-border needs of the companies we serve.

This is reflected in deals such as with Korea Ocean Business Corporation, a government agency that supports
South Korea’s maritime industry with ships and liquidity. The successful distribution of a $108.3 million out of the total $171.5 million loan to Korean investors – the third such transaction for KOBC in three years – relied on close cooperation between ING teams in Seoul and Singapore combined with our sector and product knowledge and
distribution networks.

Our client segmentation model aligns our strengths with our clients’ needs and is an important element for
deepening relationships. ING’s way of working allows us to respond rapidly to our clients’ changing needs and to close the gap between local and global specialists, making an impact in our markets. During the year we

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 41
continued to pair our sector knowledge and financial expertise to support companies with tailored advisory and
daily banking, in line with the client segmentation model.

We aim to provide relevant advice, data-driven insights
and customised, integrated solutions that make our clients

day-to-day banking more efficient and support their
business ambitions.

Corporate clients also benefit from gains in speed, transparency, security and efficiency created by technologies such as blockchain and artificial intelligence. In 2021, Global Finance magazine named ING as the best bank for
Commodity Finance in recognition of our efforts to modernise the market with digital trade finance initiatives such as Komgo, MineHub, Vakt, Marco Polo and Contour.

Read more below in ‘Innovating to stay a step ahead’.
Sustainability is another area where we can make a real difference for clients. We work closely with companies to help them transition towards net-zero emissions by providing advice, insights and financing, including for green projects and new technology like battery storage. Recognising the challenges many companies face in their transition journey, Wholesale Banking’s 2021 global brand campaign is built around ‘sustainable finance for the real world’,

which features actual clients who are working to change their sectors or industries from the inside. In
2021, we also supported 147 sustainability-linked loans (SLLs), where rates are linked to a client’s sustainability performance. These included several firsts in their sector or industry, cementing our position as a sustainability-
linked pioneer.
Supporting customers in crisis
The last thing customers want to worry about in the midst of a crisis is their daily banking. We aim to ensure
uninterrupted access to our call centres, online banking and ATMs, and to make it easy for our customers to make contactless payments and arrange their finances from home. But for some customers, a bigger concern may be their ability to pay back a mortgage, loan or credit card debt.
At the start of the pandemic, ING introduced a raft of measures worldwide to alleviate these concerns. These differed from country to country and included payment deferrals on mortgages, personal loans, credit cards and business loans to small and medium-sized companies, as well as financing solutions to help companies bridge
their short-term liquidity needs. In harder hit sectors we proactively reached out to business clients with tailored
solutions for their specific circumstances.

A 2021 Coalition Greenwich survey recognised ING as one of eight ‘standout’

banks for its support of corporate
clients during the Covid-19 pandemic. This included

maintaining a strong, coordinated and continuous flow of
information between clients and internal departments to address their clients’ evolving needs at the right time, accommodate their liquidity needs and allow more operational flexibility while managing the potential
associated risks.
Loan demand in 2021 continued to be influenced by the

economic effects of the Covid-19 pandemic. To support
the provision of credit to companies and consumers, the European Central Bank modified the terms and
conditions of its third targeted longer-term refinancing operations (TLTRO III) programme. Under these conditions (which ING has met), banks can borrow from the ECB at attractive conditions up to -100 basis points.
The programme aims to stimulate the real economy by providing funding to banks at favourable interest rates that they can pass on to their customers and business clients.

At the same time, signs of economic recovery during the year were tempered by other issues like supply chain disruptions, rising energy prices and rising inflation. We continue to support our customers and business clients
wherever we can.
Financial health
According to the financial health working group convened by the United Nations Secretary-General’s Special
Advocate for Inclusive Finance for Development, having financial health as a core business purpose contributes to happier, more engaged and more profitable customers (larger deposit balances, lower delinquency and loan
loss), leading to greater financial resilience and enhanced brand and reputation. ING is part of this working group
and our approach to financial health has been showcased as

a best practice.
In 2021, we renewed our financial health approach to integrate it more closely into our core business in order to increase the impact on our customers and target our support to the local communities where we operate.
This includes embedding into our business some of

the activities related to the Think Forward Initiative (TFI), which was discontinued in December 2021. ING and its

TFI partners believe the initiative has achieved key
milestones in fulfilling its purpose to empower people financially through its research and insights. Since it was
started in 2016, TFI has supported almost 60 research projects, 19 start-ups and reached more than 100 million people in 18 countries with insights aimed at improving their financial health. We will continue to use our insights
into money management and people’s financial behaviour to empower our customers and communities to make better financial decisions.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 42
In late 2021, we started defining new ambitions for our financial health approach. We’ll determine the specific financial health challenges in our local markets and actions we can take in each country to support financially
vulnerable customers, for example with programmes to save structurally for the future or overcome problematic debt. This reflects our belief that financial health contributes to a healthy economy and helps drive social progress. We are committed to reporting on our financial health activities and progress systematically and regularly, as we do for climate action.

Our efforts are aligned with the Principles for Responsible Banking and we’re working with the United Nations Environment Programme Finance Initiative (UNEP FI) to contribute to setting a standard for financial health impact for our industry.
We think our biggest impact on improving financial health can be made through our products and services by
equipping our customers with actionable insights, innovative tools and real-time information to make better, smarter financial choices now and in the future.
Financial health is also about financial inclusion.

By this we mean creating equal opportunities and making

sure
our products, services and facilities are accessible to everyone in a way that best suits people’s needs and abilities. Examples of this include talking ATMs in Poland, the Netherlands and Turkey,

and an accessible bank
card in the Netherlands and Belgium; the card has a notch in it so customers with a visual impairment can insert
it correctly when it’s used. It’s also designed to support customers with limited hand functionality. In Australia we provide phone banking for customers with speech or hearing impairments via the national relay service, and sign
language services are available in some bank branches in Poland. When it comes to accessible content on our
websites we’re working towards the web content accessibility guidelines standard (WCAG 2.1).

By using our knowledge of digitalisation and insights about money we’ve created innovative tools that help our customers manage their finances and improve their financial health. Among these are a personal budget planner
and categorisation tool that helps customers in Germany to plan and control their expenses better and discover potential savings and a ‘Smart Saver’ tool that helps customers in Poland build their savings with automated
transfers to a special account.

Customers in Romania, and, since early 2021, in Germany and Belgium, can use their banking app to access
Dealwise, ING’s smart shopping platform. Dealwise promotes healthier financial behaviour and encourages users to save on their daily spending by gathering the best shopping deals and giving them cash back on purchases.
More than 1.1 million users have generated €30 million in transactions so far, which in turn has helped customers save almost €1.72 million in cashbacks. Merchants too can benefit from the insights they gain into customer behaviour on the platform. Over 1,100 brands offering fashion, accessories, electronics and even travel deals have partnered with Dealwise.

In the Netherlands, ING has a similar programme where customers can earn points from their daily banking
activities, which they can use in ING’s online shop to buy a wide range of fashion, beauty, household and other products at discount prices. Initiated in 2006, ING Points was added to the OneApp in 2021,

delivering a turnover
of €75 million on 2.4 million products sold to 812,000

customers.

As a result of our financial health activities, 72.2%

of our customer base felt financially empowered by ING in
2021 (71% in 2020). In absolute numbers this is 27.5 million people, compared to 27.8 million people in 2020,
due to the discontinuation of our Retail activities in Austria and the Czech Republic in

2021. More details on the
scope and reporting methodology can be found on ing.com.
Achieving our business goals
Achieving our business goals is about growing our primary

relationships by providing a differentiating experience
that’s safe and secure while driving capital and cost efficiency. We achieve this by deploying our resources effectively on activities that deliver sustainable returns, diversifying our income,

driving an engaging and
personalised experience through end-to-end digitalisation and data analytics,

and developing new propositions
that meet our customers’ needs in areas such as insurance, investments and consumer lending.
To really stand

out, we need to focus on our strengths.

We have strong brand recognition. A higher-than-average
Net Promoter Score (NPS) in many of our markets is indicative of customer satisfaction. We’ve built a solid Tech foundation for digitalising and innovating to improve the customer experience, make processes more efficient and effective, and bring new solutions to our markets faster.

And not forgetting our people – even in a digital
world ours is a relationship business – our people are crucial to our success.

Healthy business
To remain a financially healthy company,

we have to put our people, capital and investments to work in markets and activities that provide the best growth opportunities and sustainable returns. Retail markets where ING has mostly savings and current accounts put pressure on our business model, especially in the negative interest rate
environment. Rather than remain in markets where we do not see growth opportunities, we prefer to reallocate our resources to markets where we are growing. This led to our decision in 2021 to discontinue our Retail

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 43
Banking businesses in several countries that we believe have insufficient scale to maintain a reasonable franchise.

In Austria, we transferred our Retail operations to bank99, the digital banking arm of the Austrian postal service, and in the Czech Republic around half of ING’s Retail customers and 60% of client balances were transferred to
Raiffeisenbank. In December,

following a strategic review of our activities, we announced we would also exit the
French Retail Banking market where ING has been active as an online bank since 2000.

In all these markets our
Wholesale Banking activities will continue.

Diversifying our income: investment products
With customers looking for alternatives to savings accounts in the negative interest market, we’re empowering them with smart digital investment tools like My Money Coach in Italy, Naranja+ in Spain and Easy Invest in the
Netherlands. At the same time, growing our fee and commission income, and increasing its share in our overall
income mix, remain very important as our net income is impacted by the negative or low interest rate environment. In 2021, fee income rose 17% in 2021, contributing 19% to our full-year income.
In 2021, we introduced Komfort-Anlage (Comfort Investing) in Germany, a low-threshold entry point for new investors. From as little as one euro, customers can invest in one of seven ING World funds according to their risk appetite. Komfort-Anlage is based on ING Spain’s Naranja+ product and owes its scalability to reusable
Touchpoint components that enable it to be rolled out in other countries. Since its introduction in June 2021, it has attracted 10,000 investors and €120 million in assets under management. Of these customers, 85% have a recurrent investment plan.

Also in Germany we offer securities savings plans that allow customers to invest small amounts in over 1,800 securities (shares, exchange-traded funds or mutual plans). More than half a million savings plans were activated
in 2021, growing this service from 0.6 million savings plans at end-2020 to 1.3 million at end-2021. For more
experienced investors, we have self-directed accounts as well as robo-advice from our fintech partner Scalable
Capital, which has attracted more than €1.6 billion in assets under management.

This demand for digital investment products helped to boost our fee income to record levels in 2021, attracting
€79 billion in assets under management (AuM) in

Germany at year-end (39% higher than end-2020) and close to
€15 billion in Spain (€12.3 billion in 2020). In

Belgium and the Netherlands, investment product balances
increased respectively to €42.6 billion (from €36.8 billion in 2020) and

€40.1 billion (from €32.2 billion in 2020).
Insurance
In various Retail markets ING has teamed up with insurance partners to offer our customers insurance products via the ING app or website, based on the local needs within

those markets. With insurer NN we’re offering
insurance linked to loans in Belgium, Poland, Romania, Turkey and Spain, as well as a range of standalone non-life insurance policies in Belgium, the Netherlands and

Poland. In some countries we also team up with other
insurers for additional protection needs. For example, in 2021 we introduced a new health insurance product in
Romania and device protection in Turkey,

as well as distributing pensions and offering insurance-based investment products in several countries.
Through our bancassurance offering in partnership with insurer AXA we’ve launched 20 products in five countries to date. Given the reduced number of markets now covered by the partnership (following ING’s exit from the
Retail Banking markets in the Czech Republic and Austria), which decreases the level of scalability, we announced our intention in November 2021 to refocus the scope of the partnership from a central platform approach to the local delivery of existing insurance propositions.
Daily banking and savings
Everyday Roundup (ERU) is a digital product that aims to make saving simpler at a time when customers may be financially vulnerable (due to the economic disruption caused by Covid-19). Used by more than 1 million
customers in five countries (Poland, Australia, Germany, Romania and Turkey),

it works by rounding up every
transaction on a customer’s current account and automatically transferring the difference to their savings account. ING in Australia also has a roundup option for mortgages while in Germany customers can use the service to make donations to support the UN’s sustainable development goals. The next step will be investments.

Increased emphasis on fighting financial economic crime

has necessitated investments in areas like know your
customer and data protection over the past years with the aim of ensuring our relationships with our clients meet the highest due-diligence standards. In light of this, ING introduced a banking service fee for Wholesale
Banking clients in 2021. It includes access to our CoorpID

digital vault where they can store, manage and share
their know your customer documentation, to make this often time-consuming process easier. Although there was some resistance to the fee, many clients see the benefits of making banking safer and more secure.

Similarly, banking fees for Retail customers in the Netherlands and Belgium were increased in 2021 in the context of higher regulatory costs combined with increasing investments in digitalisation, with a further rise announced

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 44
for Dutch customers from January 2022.

In Germany, where we introduced a monthly fee for current accounts linked to non-primary customers, we will also now charge a €0.99 fee a month for the girocard debit card from
March 2022, reflecting a trend towards payment cards that are more suited to e-commerce and contactless payments. The fee will apply to all new customers. Existing customers will be approached for consent.

The negative interest rate environment is disadvantageous for savers and for banks. Some banks, including ING,
are already charging a negative interest rate fee for savings above a certain threshold. At ING, this threshold is currently set at different levels across our euro markets, depending on local market dynamics and regulatory frameworks.

In October 2021, we reached an agreement with the Dutch consumer association to compensate certain Dutch
Retail customers for past interest charges on revolving consumer loans that allegedly did not sufficiently follow market rates. We expect any such compensation to be paid before the end of 2022. Read more in the
‘Legal
proceedings’

paragraph of the additional notes to the consolidated financial statements.
Digitalisation
We aim to digitalise our processes in order to increase productivity and decrease the time customers have to spend on banking. The Covid-19 pandemic accelerated the shift to mobile and online banking, with customers
increasingly using their phones to connect to apps for shopping,

making contactless payments, opening a bank
account and getting instant financing.

Although ING has been a frontrunner in online banking

(we were one of the first direct banks in Europe), we’re
no longer the only bank with digital ambitions. As we saw

during the many Covid lockdowns, the demand for
digital and contactless banking has grown exponentially, making digital delivery an essential requirement for all banks. Here, operational excellence matters.
Operational excellence leads to a better customer experience. It ensures effective and efficient processes that improve productivity and enable us to deliver high-quality services more easily. Operations management is
therefore one of the Big 6 capabilities ING has identified for success, along with related capabilities such as
customer experience, non-financial risk management and data fluency. Looking back at past years, we’ve learnt that by sharing our expertise and strengths across our countries we can be more effective in reducing duplication of business services and processes,developing

new solutions and achieving end-to-end digitalisation.

ING Business Shared Services BV (IBSS) is a fully owned

service company employing around 13% of ING’s global
workforce. Its shared service centres in Bratislava, Manila, Poland (Katowice and Warsaw) and Bucharest
contribute to ING’s digital transformation and cross-border scalability by providing shared operational and technology services in areas such as business operations, tech development, non-financial risk and compliance,
KYC, data analytics and modelling.

Scalable technology

Given the costs and complexities of cross-border integration, we stopped the Maggie transformation programme
(that aimed to standardise our Retail offering in four countries) in late 2020. Instead we’re focusing on using our scalable technology – shared data lakes, infrastructure and reusable app components–

to implement global
products locally. In this way we can build on what we already have and scale it to our markets, adapting it to local needs as necessary.
To enable us to build and share standardised IT components and reusable services we developed Touchpoint, our open banking technology platform. It provides access to 31.8 million customers (over 80% of our customer base)
using common architecture and shared application programming interfaces (APIs).

Related to Touchpoint,

ING has built a private cloud (IPC) where we store and manage applications and data such as channel applications, core bank systems and other banking applications. Given its flexibility and scalability,
cloud computing is an important component for scaling our digital capabilities. To keep up with global usage, scalability, availability and delivery speed, ING uses public cloud computing in addition to the IPC.

By end-2021,
34.2% of our global infrastructure was running on IPC (up from 25% in 2020)

following the migration to IPC of ING
in the Netherlands, Belgium and Spain. One of

the many advantages of a cloud-based infrastructure is that
security-patching of databases can be done globally, with near-to-zero downtime. This new feature was added to
IPC in 4Q 2021 and in the future will allow for the rapid global roll-out of other new cloud-based improvements.
As an early adopter of cloud technology, ING joined forces with other banks in 2021 to establish the European
Cloud User Coalition (ECUC). It aims to develop common

security standards and best practices to mitigate
security risks and address regulatory requirements around data privacy and sovereignty.
To consistently

manage and protect data across ING we have built a set of data repositories: the data lake. By using a universal data language called ING Esperanto we make it easier to share and use data across the company.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 45
OnePipeline is the third element of our scalable technology, providing engineers with a consistent and secure capability to develop, test and deploy fully automated software across ING. Around 74% of our engineers were using OnePipeline at the end of 2021.
Scalable technology allows us to create global and local propositions that can be shared across our business quickly and easily. We are focusing on products in three areas: investment products, consumer finance and insurance.
Open banking
In an age of disruption and changing customer expectations, banks have to keep adapting their services to
become safer,

more personalised, easier and more accessible for customers. Moreover, the introduction of the second European Payment Service Directive (PSD2) in 2019 changed the competitive landscape of banks dramatically, opening it up to non-traditional payments providers. This has created an uneven playing field disadvantaging more heavily regulated traditional banks. At the same time, it’s the catalyst for banks to rethink traditional products and services and create new customer experiences using application programming interfaces
(APIs).

More than compliance or regulated access via PSD2, open banking is about connecting with customers directly or
through a third party (API banking) and adding value with new banking and ‘beyond banking’ propositions
(embedded finance). Additionally, there are opportunities for Banking-as-a-Service (BaaS), which enables
businesses to integrate banking processes into their own non-bank products through a secure and regulated infrastructure.
Open banking offers opportunities for us to meet the needs of our customers by connecting to the apps where they’re shopping and socialising. This is supported by our

open banking platform, which provides the capabilities
we need to establish secure, scalable, compliant and uniform connectivity with external parties using

APIs. These
API-based propositions can often be used in multiple

ways in new and traditional channels, apps, and platforms.

At the same time, there are inherent risks to sharing sensitive data and it’s critical to protect the privacy and security of our customers’ data. Each participant in the open banking ecosystem has a duty to treat data with the utmost care and to educate users on data permissions and privacy. Under European data privacy laws explicit consent is required from the account holder before sharing their data. For consumers, where their data is stored could also be a concern.

API-enabled services such as Minna (subscription

management via OneApp) and small and medium-sized
enterprise (SME)

loans via Amazon’s sellers platform showcase how open banking is digitalising our customer and partner relationships. The pandemic accelerated the need for end-to-end digitalisation and we’ve found that these ambitions go hand-in-hand with realising

our open banking objectives. By breaking down our back office into modular, reusable, real-time services we can ultimately offer them externally to our customers and partners.
Internal applications using API services to exchange data are built with this external reuse in mind. The recent go-
live of our transaction screening API shows how we’re putting this vision into practice. Now, payment service providers can integrate ING’s

capabilities for screening transactions into their systems of choice or customer journeys. We believe open banking and APIs are a great way to foster innovation, accelerate digitalisation and integrate and co-create with others, and are pursuing this across the bank and with our partners.
Given the rising demand for open banking services, we decided in 2021 to discontinue smart money app Yolt and
focus our attention on growing its business-to-business open banking platform Yolt Technology Services. It provides businesses across Europe with the APIs they need to connect to users’ bank accounts and initiate
payments. In this way we are helping to speed up the adoption of open banking and empowering businesses to
grow. Yolt

Technology Services offers businesses API coverage to over 95% of bank accounts in the Netherlands,
France and the UK, and its API infrastructure can connect to 80% of bank accounts in Belgium,

Italy and Spain. By
end-2021, it had made over two billion API calls – single

uses of its API.

Payments
Open banking has changed the way people pay, giving consumers more options and opening up this service to
non-traditional providers. This has accelerated the trend for instant payments executed in real time 24/7, 365 days a year.

ING makes it possible for customers to make instant payments from the Netherlands, Belgium and
Spain to the rest of Europe and is expanding this capability to other countries. Customers can instantly request and receive money from friends and family via mobile phone apps. We’re now working with major Dutch retailers to extend peer-to-peer payments (apps enabling users to request and receive payments instantly) so merchants can send their customers a mobile payment request on delivery of goods.

To speed up international money transfers,

ING uses SWIFT gpi (global payments innovation) in 11 countries.
SWIFT – the Society for Worldwide Interbank Financial Telecommunication – facilitates payments between financial institutions. Around 80% of SWIFT gpi transfers are completed on the same day, as compared with three to five days previously. Our ‘proof of payment’ module on InsideBusiness now includes gpi information that allows corporate clients to track and trace their international transfers, including fees and FX conversions made

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 46
during processing through our network of correspondent banks. For our Business Banking customers, we provide
a bulk payment functionality API that makes it possible to pay up to 5,000 recipients simultaneously and which
supports multiple strong customer authentication for all types of payments requiring two or more authorisations.
We announced in October 2021 that we are phasing out the services of our

Payvision subsidiary by the second
quarter of 2022. Acquired by ING in 2018 to grow our share in the e-commerce/online merchant payments market, Payvision offers business clients an omni-channel payments platform. However,

this market has evolved
faster than we anticipated, and is increasingly competitive and capital intensive. After thoroughly evaluating all options we concluded it’s not feasible for ING to achieve its ambitions with Payvision. Until it’s wound down,
Payvision will continue to fulfil its contractual obligations and assist clients in the move to a new service provider.
ING will continue to serve business clients in the offline point-of-sale market and in e-commerce payments, for example through providers such as iDeal in the Netherlands. Given iDeal’s dominance in the local payments market, ING and other Dutch banks decided to discontinue the Payconiq payments app in the Netherlands from
January 2022. Conceived by ING in 2014 and a

stand-alone company since 2018, Payconiq remains active in other markets such as Belgium (via ING’s OneApp)

and Luxembourg.

Earning the primary relationship
Earning the primary relationship is an important driver for profitable growth. It leads to deeper relationships, greater customer satisfaction and ultimately customers choosing us for more of their banking needs. We want our customers to do more than just some of their banking with us; we want to be their first partner, where they
deposit their salary, handle their payments, manage their assets, take out loans and do most of their other banking business.

In Retail Banking, primary customers have at least two active ING products. One of these should be a current
account into which they deposit regular income. In Wholesale Banking,

these are clients with lending and daily
banking products and at least one other product generating recurring revenues.
ING grew the number of primary customers by 481,000 to 14.3 million in

2021, 3.5% higher than at end-2020.

Measuring customer satisfaction
One of the ways we measure our progress is through the Net Promoter Score (NPS), which indicates customer satisfaction and loyalty (whether they would recommend ING to others) compared to selected peers in each market.

The score is calculated as the difference between the percentage of promoters (who rate ING as 9 or 10 out of 10) and detractors (those scoring ING below 6). Our aim is to achieve a number one NPS ranking in all our
Retail markets, with a 10-point lead over our main competitors.

Retail Banking

Based on a rolling average of our NPS scores in 2021, ING ranked number one at year-end in five of our 11 Retail markets (six out 14 markets in 2020, which then had included Austria, the Czech Republic and France). In four of these we are more than 10 points ahead of our nearest competitor. In Australia, Spain and Germany we widened the gap on the number two player and maintained our number one position in Poland and Romania. In the
Netherlands, where we rank second, our NPS score improved to close the gap on the top scorer, while in Italy we moved up two positions in the ranking.
Business Banking
In this segment, serving self-employed and micro businesses, small and medium-sized enterprises and mid-
corporate companies, we measure NPS in four markets (on a scale of -100 to +100):
● Netherlands : NPS for mid-corporate clients improved to +30.5 (from +18.4 in 4Q 2020), well above our competitors (-19.2), based on feedback from clients who do business with multiple banks. In particular
clients appreciate ING’s sector knowledge combined with regional presence, with satisfaction highest in the services, industry and transport and logistics sectors. For Real Estate Finance clients there is a relational and transactional survey in place with a healthy +39 outcome in 2021.

However, there is room
to improve the digital customer experience for small and medium-sized businesses and for self-
employed clients where NPS respectively declined to -39 (from -26 in 4Q 2020) and

-23 (from -18).
● Poland : combined NPS for SME and mid-corporate clients improved to +47 (from +43 in 4Q 2020) and the relationship NPS for the self-employed and micro segment the NPS was +49.1.
● Romania : NPS for mid-corporates rose to +64 (from +54 in 2020) and for micro clients and SMEs it increased to +51 (from +43 in 2020), putting ING in joint first place in both categories.
● Belgium : NPS for mid-corporate and institutional clients (MCIs) improved to -33 in December 2021 (from
-40 in January 2021), with an average score of -31 over the year. The NPS for self-employed and micro clients (SEMs) decreased to -55 from -32 at the start of 2021, scoring an average of -47 over the year.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 47
This can be attributed to several factors including a new loans policy, branch closures, proximity to clients and ease of contact.

Wholesale Banking
In Wholesale Banking we measure both relational and transactional NPS. The relational NPS programme runs in
32 Wholesale Banking markets and is a qualitative measure of client satisfaction and how likely they are to recommend ING.

The transactional NPS programme measures satisfaction with regards to specific transactions and services and the ease of doing

business with ING. This is run in 23 countries.

In 2021, ING’s relationship NPS score rose to +59.2 (on a scale of -100 to +100), from +56.3 in 2020, and

26%
ahead of the industry average of +46.9 (+49 in 2020). The response rate increased to 62% from 60.4% and is based on clients representing more than 55% of Wholesale Banking revenue. In three of our four client segments
(Platinum, Gold and Silver) NPS was higher; among Sapphire clients it retracted by 5% to 64.7. Six out of seven
sectors registered stronger NPS, with Financial Institutions joining for the first time in a pilot programme. The higher scores suggest that clients appreciate our approach and that Wholesale Banking is succeeding in its
strategy to focus on core clients, with as a result more resources allocated to a smaller group of clients and higher client satisfaction.

On the transactional side, the number of invites increased by ~68%

compared to 2020, with an overall response
rate of ~45%. A Client Services survey in June 2021 included a Transaction Services-related question. Here the
response rate was ~48% and client services/transaction services scored above target with an overall satisfaction of 8.6 and a customer efforts score (measuring ease of doing business with ING)

of 8.5. Also in June 2021, a Trade
Financial Services survey was carried out in EMEA and

APAC, with these clients rating ING above target with
overall satisfaction of 8.8 and customer efforts score of 8.6.

External recognition
ING’s digital leadership, customer experience and innovative products were recognised with several ‘best bank’
awards in 2021:
● Best bank in Spain at the 2021 HelpMyCash awards. ING was rated 4.4 out of 5 by customers. The sector average was 3.6.

● Euromoney named ING best bank in Poland and best bank for SMEs in Central and Eastern Europe, based on digital leadership, client-centricity and support for businesses during the pandemic.
● First in the Polish Banking Stars 2021 ranking by financial newspaper Dziennik Gazeta Prawna and PwC for the sixth consecutive year.

● ING in the Philippines named best digital bank for customer experience (Digital Banker magazine), and best savings bank, fastest-growing retail bank and most innovative mobile savings app (Global Banking &
Finance Review).
●
Recognised as most supportive bank through the Covid-19 crisis by trade commodity finance media
outlet TXF.

Innovating to stay a step ahead
Innovation is a prerequisite for remaining relevant to our customers and living up to our purpose in a fast-
changing world. It’s how we can create new and differentiating experiences that deepen our engagement with customers and improve our own operational excellence. Ever since the introduction of direct banking in 1997,
ING has been finding ways to make banking easier, smarter and more personal for our customers. Many of these advances stem from twinning the latest technologies with data insights. Growing demand for digital solutions is also spurring new ideas.

To increase the speed and impact of our innovation, at the start of 2021 we merged all of our innovation activities into one business area called ING Neo, which reports directly to the chief executive officer. This includes our beyond banking and platform activities in Retail Banking, Wholesale

Banking innovation, the chief innovation
office, ING Labs and our investment vehicle ING Ventures.

We’re concentrating our innovation efforts on five value spaces chosen for their relative market size, potential to disrupt, and ING’s right to play in those markets:

housing, trade, disrupt lending, financial

health, and safe and
compliant. Closely related to our core business, these value spaces address trends that we believe will impact our customers and our business in areas such as customer convenience and access, sustainability, automation and digitalisation.

We’ve learnt that it takes time for an innovation to be widely adopted and reach the scale it needs to have an impact. This requires longer horizons and different ways of measuring success while still within a reasonable time frame for ING. New, non-traditional products and services also require a different approach to evaluating risk.
ING Neo therefore has its own second line of defence (which reports into the group line), ensuring compliance by
design and the right risk and control frameworks for our innovation activities.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 48
How we innovate

Innovative ideas come from inside and outside ING. We encourage our employees to think creatively and turn their ideas into opportunities through hackathons and initiatives like CX Day (to improve customer experience).
In addition, ING’s Innovation Summit aims to raise awareness among all employees of innovation trends and activities, and innovation ambassadors link our activities more closely to our business goals. In November, ING’s
second virtual Innovation Summit was streamed to 26 countries and reached more than 2,000 users.

ING also has its own customised innovation methodology called

PACE, which emphasises customers validation to
ensure we’re only developing what they really want. So far over 12,500 employees have been trained in PACE. In
2021, we set up a digital PACE Academy to move the training from the classroom to online and reach more colleagues. The PACE programme was recognised at the 2021 Stevie Awards for Great Employers in the
categories Skills Training and Problem-solving Training.
Partner, invest and build
No-one knows what the future may hold, nor what technologies may emerge and we recognise we don’t always have all the knowledge and skills in-house. That’s why we partner with academic institutions like the Dutch
Technical University of Delft on technologies like artificial intelligence, with consortiums like R3 on blockchain initiatives that are modernising commodity and trade finance, and with fintechs and others who look at banking
from a different perspective.

ING Labs is our incubator for potential scale-ups where we work with various partners to validate and build new businesses for ING and our customers, such as Stemly, an AI-driven forecasting tool for supply chain managers, and Cobase, a cloud-based multi-bank platform for corporate clients. One of the first initiatives to be incubated in our Singapore Labs in 2018, Stemly was spun out as an independent venture in 2021, while Cobase,

which was
spun out earlier, became a minority shareholding in 2020. We believe combining corporate innovation with entrepreneurial experience contributes to a higher success and greater impact than either partner could achieve
alone. In our four

ING labs in Amsterdam, London, Singapore and Brussels we currently have 18 initiatives in the innovation funnel in our five value spaces. Global Finance magazine named

ING as one of the best bank-
sponsored innovation labs in its 2021 Innovators awards.

Through ING Ventures, our corporate venture capital fund, we make minority investments in early-stage companies with a strategic relevance for ING. These are mainly fintechs developing disruptive technologies that will ensure our customers get access to best-in-class services. In 2021, the size of the fund was €350 million.

In total, ING had 114 active fintech partnerships at end-2021, of which 17 are among

34 ING Ventures
investments. These include eXate (data privacy and security fintech); Divido (buy-now-pay-later platform);
Flowcast (AI-powered credit decisions); PRODA (commercial real estate automation); and Stemly (AI forecasting tool for supply chain managers).
In the housing value space, ING partnered with property valuation firm Sprengnetter on Scoperty, a digital marketplace that aims to make Germany’s real-estate

market more transparent. With valuation estimates for
more than 35 million residential properties, it creates a ‘pre-market’ where buyers can make a bid directly to the seller before the property is officially listed.

Scoperty also provides related services such as sales support and mortgage qualification, which is aligned with ING’s independent mortgage brokerage platform Interhyp, offering access to 400 lenders.

In the safe and compliant value space, Blacksmith KYC and CoorpID are two initiatives being implemented globally for KYC processes. Blacksmith’s digital policy management is designed to help banks digitalise and accelerate know your customer workflows, provide insight into industry practices and better monitor financial economic crime risk exposure, while CoorpID gives corporate clients a platform to easily store, manage and synchronise KYC documents.

For our Business Banking clients, various fintech partnerships are opening up new sources of financing to help
companies find the right loans for their businesses. Countingup is a mobile banking app for self-employed
entrepreneurs and freelancers that combines accounting and banking features into one seamless solution to reduce operating complexity and cost.
Not all our collaborations lead to new products or services.

We’ve stopped over 90 partnerships so far,

mostly
after unsuccessful or unsatisfactory proofs of concept.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 49
Distributed ledger technology and blockchain
When it comes to distributed ledger technology (DLT) and blockchain, ING was an early adopter of the technology and is considered an industry leader,

consistently ranked among Forbes magazine’s top-50 companies active in this area (for the third consecutive year in 2021).

Komgo – previously called Easy Trading Connect – is a former ING Innovation Bootcamp winner and one of the first to use DLT to digitalise commodities trade financing in 2017. In May 2021, ING-backed Komgo raised CHF26 million (€24.9 million)

in its third funding round from a consortium of investors including ING Ventures. Spurred by demand for digital services during the pandemic, Komgo saw a 50%

increase in trade finance transactions on
its platform and a 65% increase in clients in the past year. Other DLT solutions include Contour,

enabling letters
of credit to be processed in under 24 hours (from 10 days); and HQLAx, facilitating trades in high-quality liquid assets, which was commercially launched in December 2020.

We amplify our DLT impact by addressing how our solutions can solve key problems in the finance industry and work with others to produce open-source assets that can serve and influence the wider community. Among
others, ING contributed to the development of open-source blockchain platform Corda (with R3) and Ethereum, as well as zero-knowledge proof solutions to improve privacy and security of DLT-based transactions.

We continue to support the adoption of the technology in different areas of the bank and to explore additional opportunities as client demand, regulation and the technology evolve.
Data, AI and advanced analytics
In our competitive industry, data analytics stands to give us an edge. It goes hand-in-hand with digitalisation and we can use analytics to create actionable insights about customers and improve our daily decision-making.
Advanced analytics techniques (machine learning and

big data) can be applied to automate processes, making
them faster and better; create better products and services; and fight financial crime. In 2021, we initiated a programme to further develop and strengthen our global analytics strategy and align it with our business goals, moving analytics closer to customer experience-related activities and creating a global community of data and
analytics experts.

ING Analytics delivers solutions in areas such as customer interaction, smart pricing strategies and risk
management, innovation, anti-money laundering, people analytics,

automation and for Wholesale Banking. In
2021, we further invested in an analytics platform to service the analytics needs of ING. It has over 2,000 users
working on more than 300 unique projects across the bank.

One of the ways we use AI to improve the customer experience is with chatbots, which are available 24/7 to answer questions and interact with customers. In Germany, our virtual assistant pING was able to answer 7.6 million customer queries in 2021; the recogniton rate for current account questions, for example, improved to
95.7% from 94.2% the previous year. INGo in Turkey

has a 92% accuracy score on customer queries and can also
assist with money transfers, loan applications, changing passwords and locating the nearest ATM. Since its introduction in 2018, it has been further improved and ‘humanised’

to make small talk and jokes with customers
and proactively reach out on birthdays and other special occasions.

In 2021, INGo had around 900,000 users in
5.1 million chat sessions and approved 476 million lira worth of loans.
Some of our fintech partnerships enhance our data capabilities, such as London-based data security company
Exate, which makes it possible to securely share data with greater speed and efficiency. This will allow ING to test new software on real data to ensure effectiveness in production and enable closer collaboration with external partners across borders.

Other solutions delivered by ING Analytics in

2021 were Nadia, a robot that automates
repetitive tasks in our non-financial risk database in seven ING countries and SAIO, which automates financial

and
other administrative processes for business customers in Poland.

Sustainable business
Being sustainable is not just about reducing our own environmental footprint. We see it as an opportunity to use our experience and knowledge to support our clients on

their own sustainability journeys. Our biggest impact is
through our financing, via the loans we provide. That’s why in 2018 we committed to steering our lending portfolio towards meeting the well-below two-degree goal of the Paris Agreement – an ambition we sharpened in 2021 when we joined the Net-Zero Banking Alliance. We use our Terra approach to align our portfolio with our ambitions, as well as to measure and report on our progress.

Recognising the merit of disclosing absolute greenhouse gas emissions we started doing so in our integrated
climate report published in September 2021 (available on ing.com). This report also gives a broader overview of
all the elements of our climate action approach, including

how we assess climate risks and take action to mitigate
them.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 50
Terra approach
Terra

helps us to steer our portfolio away from high-carbon technology towards the new low-carbon technology needed to reach these net-zero goals in the nine sectors most responsible for climate change. These are power generation, fossil fuels, automotive, shipping, aviation, steel, cement, residential mortgages and commercial real estate. To

measure our progress, Terra uses the most appropriate methodology available per sector,

given that
each has its own transition pathway, and that some sectors are further along on their journeys.

One of the methodologies is PACTA for Banks, which ING co-created with 2DII (the 2° Investing Initiative). It looks at the technology shift that’s needed across certain sectors to slow global warming and then measures this
against the actual technology clients are using or plan to use in the future. For example, in the automotive sector
we measure the number of internal combustion engines our clients are making compared to electric vehicles and
based on science-based transition pathways,

we can then see what needs to shift, by how much and when.

This
is where financing comes in, and where ING can have an impact in the real economy.
Reporting process
The process for reporting on Terra consists of a number of steps, most of them carried out by ING’s Global
Sustainability department in conjunction with colleagues

in the front office. Required internal data relating to our
portfolio composition is made available soon after ING’s year-end close in February. External data relating to climate performances is collected around April. The external data is checked for consistency and matched with our internal data. A year-on-year portfolio comparison is made to analyse fluctuations at company or asset level for each sector.

This helps us understand the drivers behind any changes, which are usually attributable to the climate performance of our clients, the composition of our sector portfolios or data improvements. When
necessary, scenarios and targets are updated in conjunction with external parties.
Once the data is validated we draft our progress report, which since 2021 has been incorporated into the integrated climate report. The report is approved at board level and published in September of the reporting year.

As such, all progress reported in 2021 relates to 2020. Reporting on progress in the shipping sector is linked to and aligned with the Poseidon Principles

timelines. The report on 2020 year-end data was published in
December 2021.
Targets

and progress
We are currently working on incorporating our updated ambition into our Terra approach and aim to have the steps and intermediate targets needed for a net-zero pathway for all nine sectors by end-2022.
As a first step, we’ve updated our target for upstream oil and gas in line with the International Energy Agency’s net-zero scenario. Our aim is to reduce financing to upstream oil and gas by 12% by 2025 (from the around €4 billion we loaned the industry in 2019) by decreasing our

exposure in the sector and engaging with clients to help
them shift to low-carbon technology. This new target reflects the accelerated pace that’s needed to bring about change. Previously we had aimed to reduce financing in this sector by 19% by

2040.

To measure our progress we use the 2DII PACTA

‘economic activities’ methodology, which has two metrics to
identify the carbon intensity of the Energy sector. For ‘power generation’ the alignment metric we use is emissions intensity. For ’fossil fuels’ (coal, oil & gas) we use the ‘portfolio financing trend’, which requires an absolute reduction in the financing of primary energy production by reducing the size of our upstream oil & gas
and thermal coal mining portfolios. Both metrics use the

assumptions of International Energy Agency’s net-zero
scenario pathway to reduce the carbon intensity of global power generation.
Financing and advising our clients
As a financial institution we see it as our role to support the transition to net zero through our financing and by
using our knowledge and insights to support our clients in

their own transitions towards a greener future. We
believe we can have more impact with what we do finance than what we don’t finance.

So while we say ‘no’ to
financing certain businesses and sectors, in others we say ‘yes but’, outlining sustainability changes clients have to make to reach net zero.

Our integrated climate strategy helps us decide what activities we’ll support and those we’ll no longer finance.
Our approach is closely aligned with the climate goals of

the Paris Agreement, as well as the objectives of the
European Commission’s (EC’s) Green Deal, which provides a framework for Europe’s journey to achieve net-zero greenhouse gas emissions by 2050. It also aims to decouple economic growth from resource use and ensure
economic inclusivity so no person or place is left behind.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 51
European Taxonomy

regulation,

Article 8 Delegated Act
Throughout 2021, the EC published a set of policies and

regulations aimed at channelling money towards
sustainable activities and creating a level playing field for both companies and investors. This included defining which activities are considered to be environmentally sustainable and creating a common classification system for these activities: the European Taxonomy (EUT).
The EUT regulation aims to redirect capital flows to support the transition, help generate sustainable and inclusive growth and prevent greenwashing. Moreover, the EC has started translating its six environmental goals into technical screening criteria. These six goals are: climate mitigation, climate adaption, the sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control, and protection and restoration of biodiversity and ecosystems. Both financial services companies and non-financial companies are called upon to scrutinise their balance sheets with regards to climate change mitigation and
adaptation in line with these criteria under the Climate Delegated Act (DA).

The EU’s pathway to 2050 is laid out in a phased approach, with the first phase described in the DA Article 8 of the EUT regulation published in June 2021. Within

the scope of Article 8 DA,

all non-financial companies in the EU
required to disclose ESG information under the non-financial reporting directive (NFRD companies) will have to
determine the parts of their turnover, capital and operating expenditures that are eligible for inclusion in the EUT framework. Financial companies, including ING, will reuse the disclosed information from NFRD companies to
determine their eligibility ratio. The eligible assets in scope can eventually be aligned with one or more of the six
environmental goals, while doing no significant harm to any of the other goals and ensuring minimum
safeguards.

ING sees the EUT as an opportunity to re-evaluate our assets and sustainable products, to be transparent about
our efforts to our stakeholders, and ultimately to reach net zero. The EUT is still evolving and so are our sustainability efforts. It’s essential to distinguish between our own efforts (through our
Terra

approach and sustainable finance products and services)

and the incorporation of EUT requirements to
reassess our assets for eligibility under the EC’s scope.
When it comes to sustainable finance we categorise our lending activities to corporate clients as climate finance
(funding to advance the transition) or social impact finance

(driving social progress). Before providing financing
we assess whether clients meet our environmental and social risk criteria, which are defined by our own risk
appetite statement. Among the products we offer are green and social loans and bonds, sustainability-linked loans and bonds, and structured finance products.

We’re continuously exploring new ways to support our clients in a sustainable way and aligned with the principles of the Loan Market Association, the International Capital Markets Association for green, social and sustainability-liked financial products and the EUT. We

also proactively inform our clients about aligning their
business activities with the EUT and have started incorporating published technical screening criteria into our
loan assessment processes.

Energy policy in practice

Reducing society’s reliance on fossil fuels is a vital contributor to the energy transmission and for reducing the emission of greenhouse gases. As part of our integrated sustainability strategy, we’re working to align our energy portfolio (and other major CO2-emitting sectors) with net zero by 2050 targets through our Terra approach.
However, transitioning from fossil-based fuels to low-carbon and renewable power sources requires massive investment in cleaner technologies and infrastructure to meet the growing demand for energy. This is a complex process that will not happen overnight and in the meantime the real economy still relies on fossil fuels. The least
environmentally damaging of these is natural gas.

We believe that simply reallocating capital from

high-carbon clients and assets to low-carbon ones does not
support the transition we want to see in the real economy because it does not reduce the actual global CO2
emissions as the same assets can be financed

through other means.

Rather, we believe in working with our
clients to support them in the transition towards reaching climate goals together. In the Terra approach, we’ve
developed a distinct method for steering our portfolio by identifying carbon intensity metrics that reflect the shift that needs to happen in each specific sector to achieve climate goals.

Financing the transition
Since ING introduced the first sustainability-linked loan (SLL) for Philips in 2017, where rates are linked to the client’s sustainability performance, the popularity of these products has increased as more and more companies push sustainability to the top of their strategic agendas. ING closed 147 sustainability-linked transactions in 2021.
These included the world’s biggest-yet SLL and the first in its sector for brewer AB InBev ($10.1 billion revolving credit facility linked to water-efficiency improvements, PET packaging recycling, renewable energy use and reduced emissions targets).

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 52
In addition, ING received four consecutive sustainability-related mandates from US data centre provider Aligned, acting as sole sustainability coordinator and sole green structuring advisor on the first SLL and first green securitisation in the data centre space.
Pioneering for the future
We also invest in the technology needed to reach a net-zero world, things like battery storage and solar power.

In
2021, ING’s innovative financing method to make inland shipping in the Netherlands more sustainable with a pay-per-use structure for renewable batteries, Zero Emissions Services (ZES), was recognised by the International
Association of Ports and Harbours (IAPH) with a sustainability award in the climate and energy category. ING founded ZES along with consortium partners the Port of Rotterdam, energy company ENGIE, Finnish maritime technology company Wärtsilä and its first customer, Dutch brewer

Heineken. The first vessel started sailing in
September 2021.
ZES is also an example of how ING is exploring circular business models with various partners. The circular
economy is a way for companies to reduce waste and emissions by rethinking their use of raw materials and resources from a ‘take, make and waste’ approach to ‘reduce, reuse and recycle’.

Companies like ZES stimulate
other use models for depleted battery packs, giving them a second or even a third life after they are exchanged.

Another ING investment in green transport, electric bus company Ebusco made its debut on the Amsterdam
stock exchange in October 2021. The initial public offering raised €300 million to fund Ebusco’s international expansion and growth strategy and valued the company at around €1.3 billion.

ING Corporate Investments
continues to hold a 21% stake in Ebusco (initially acquired in 2016).

Accelerating the green economy
To accelerate

a green and sustainable economy we provide financing for projects such as wind or solar energy and sustainability-linked financing that supports companies on their own sustainability journeys. In

2021, we
closed 317 sustainable finance transactions (139 in 2020).

These include 45 green and social loans, 147
sustainability-linked loans and 95 green, social, sustainability(-linked) and transition bonds. The remaining 30 transactions were spread among green and sustainability-linked schuldscheins (an investment form predominantly used in Germany), other sustainable investments, sustainable structured finance transactions and
ESG advisory and green guarantees.

Sustainable bonds are an integral part of our sustainable finance offering and are supported by ING’s Green Bond
Framework, which is in line with the Green Bond Principles

of the International Capital Market Association.
Among these are a euro-denominated green bond (two-part €1.1 billion)

for US IT and data centre provider
Equinix, which builds on the green finance framework ING created for them in 2020; and a $3.2 billion equivalent
dual-currency bond offering for FedEx, part of which was a sustainability bond offering. ING was sole structuring advisor on the sustainability financing framework.
Through our social impact finance portfolio we lend to projects that lead to, for example, basic infrastructure improvements, community development or essential services. In December

2021, ING acted as joint coordinator
of a social loan for the Ghanaian Ministry of Finance

to set up national vocational training institutes across
Ghana. The export credit facility is aligned with the standards of the Social Loan

Principles. We also aim to make a
positive contribution to human rights as financier, employer,

taxpayer and as a driver of progress and prosperity.
This is in line with the United Nations’ Principles for Responsible

Banking, of which ING was a founding signatory
in 2019.

Who we finance is as important as what we finance. In 2021, lending to industry ESG leaders (based on the scores
of independent ESG ratings provider Sustainalytics) grew to €37.8 billion from €28.5 billion in 2020.

(This amount
may overlap with the amounts reported under climate and social impact finance.)
In the Bloomberg league tables, ING ranked second for green, social and sustainability euro bond issues with more than €7.5 billion in bonds issued in 2021

(fourth with €3.8 billion in 2020), and fifth for green and
sustainability-linked loans valued at €5.4 billion (fifth with €3.3 billion in 2020).
Greener homes
A significant part of our loan book – 42% – consists of residential mortgages, accounting for 68% of our Retail
Banking loans. Houses generally account for about 22% of direct and indirect CO2 emissions in the EU. Our long-
term vision is to empower our mortgage customers to reach net-zero emissions in their homes and to achieve the same for our mortgage portfolio by 2050. We’re therefore working with our customers to improve the energy consumption of the houses we finance as a way of achieving our net-zero goals. However,

there’s a long
way to go to help all our clients improve the energy efficiency of their homes.
Not knowing what renovations are most effective or what financing or subsidies are available to do so is one of the factors we’ve seen that is stopping people from taking action. Here banks can play a role. In addition, the

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 53
energy mix varies from country to country and the energy intensity of homes is quite broad. To be able to understand how energy efficient homes are and make comparisons across markets a robust and standardised approach to data is necessary at country and European level and ambitious regulation will be critical to
encourage a faster transition.
Our current carbon intensity measurement covers our Dutch, German, Belgian and Polish mortgage portfolios, with a combined outstanding lending amount of roughly €232 billion (78%

of total mortgage outstandings) and
more than 1.5 million financed homes. More countries will

be added as the data becomes available. See our
integrated climate report on ing.com for information on the underlying measurement, which, like the rest of
Terra

reporting, relates to 2020 data.

Across our mortgage markets we provide a range of products, services and advice to help homeowners make their houses more sustainable. These include eco loans to finance renovations to improve energy efficiency such as insulation, solar panels and double glazing.

In Belgium,

we offer interest-free eco renovation mortgages in
collaboration with the Flemish government.

We also provide access to subsidies in countries where these are available. In Germany, we work with development bank KfW to integrate subsidy programmes into our mortgage offering for energy-efficient new-builds and for modernising existing homes, for example with energy-efficient heating systems.

In the Netherlands, ING became a co-financier of the Dutch government’s ‘Warmtefonds’ (Heat fund) in May, contributing €50 million in financing. The fund provides loans on favourable terms to make homes more
sustainable. Since 2014, it has provided around €600 million in financing for this purpose. In November, a local
hub of the European Energy Efficient Mortgages (EEM) initiative was set up in the Netherlands, with ING as

a
founding member, to support and promote the acceleration of energy-
efficient housing by developing a framework for green mortgages.

To engage

customers on their sustainability journeys our Dutch and German websites provide information and advice about energy-efficient living and financing available.

In the Netherlands, customers can
also check the energy profile of their homes as well as

the options to improve in this area. To help them take the
first step, we provided a free energy rating for homeowners wanting to invest in upgrading their energy label.
Around 60% of our Dutch portfolio currently has an ‘A’,

‘B’ or ‘C’ energy label, with more homes

moving into the
most energy-efficient ‘A’

band (17.4% compared to 15% the previous year) and fewer homes in the ‘C’

band
(27.2% v 28.3%).

In addition, the CO2 intensity of this portfolio reduced from 35kg CO2/m2 to 31.3kg at end-
2020, helped by the Netherlands’ growing use of renewable energy sources in its electricity network.

Managing climate and environmental risks
Our integrated climate approach considers both how ING can impact climate change through our financing as well as how climate change can impact our business. We’re working to be more resilient to climate risks, both physical risks, such as the risk of flooding on our mortgage portfolio, and transition risks, such as stranded assets, for example when carmakers don’t make electric vehicles. These risks and their financial implications can potentially also impact our clients and ultimately our balance sheet.

A critical process is therefore required to
identify and understand these risks and integrate them into our risk management framework, including credit, market, liquidity and operational risks. Read more in ‘Risk management’.
A climate risk assessment of around 65% of our mortgage portfolio identified flooding as the biggest physical risk
where the impact would vary extensively. We have decided to develop this pilot further and increase the geographical scope and data granularity to grow our understanding of the financial impact of climate hazards for our portfolio management. We expect to report more on this in 2022. As part of this initiative we’re collecting location data for the Belgian mortgage book to identify physical climate risk to our collateral. An initial assessment of the impact on Business Banking clients

on a sector level will be used as input for ING’s global
heatmap. In line with its local regulatory requirements, ING in Belgium will also collect the energy efficiency
levels of immovable property collaterals, both residential and commercial.
We apply strict social, ethical and environmental criteria in our financing and investment policies and practices to ensure they’re in line with our sustainability goals. Every client and transaction is assessed,

monitored and
evaluated against the requirements of our environmental and social risk (ESR) framework to ensure compliance and limit negative impact on the environment and communities. That way, climate and environmental impact are taken into account every time we make financing or investment decisions.

Sustainable investment services

ING offers sustainable investment (SI) services to its Retail Banking customers in the Netherlands, Belgium,
Luxembourg and Germany. These include brokerage, advisory and discretionary management. We provide dedicated portfolios, structured products and investment funds and cover all asset classes. In 2021, ING’s Retail

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 54
investment division recorded €19.2 billion in sustainability assets (from €13.2 billion in 2020). This also underlines
our clients’ appetite for products and services that integrate sustainability criteria.

To provide these clients with a portfolio that’s in line with their values and interests we use a diverse set of environmental, social and governance criteria to assess all investments. Both companies and investment funds are screened against these criteria. For companies we take a two-step approach. First, we look at their policies and achievements on sustainability and score relative to their peers, choosing to invest in those companies with the best ESG profile per sector. Second, we exclude companies whose products or services have negative impacts or which are engaged in undesirable corporate conduct, for example conduct that infringes human rights. In selecting investment funds, we carry out quantitative and qualitative screening to understand the ESG profile of the asset and the asset manager. This includes interviewing fund managers and ensuring the underlying holdings also meet our sustainability criteria. For more information on the selection process please refer to ing.com.
ING is a signatory to the UN-backed Principles for Responsible Investment as a service provider and we’ve committed to incorporating ESG into our investment decisions, policies and processes underpinning our investment services.
For a description of the principal and geographic markets ING operates in and related revenue categories, see
Item 5 of this Form 20-F.
Competition
ING is a global financial institution with a strong European base, offering Retail and Wholesale Banking services to
38 million customers in over 40 countries. ING’s purpose is to empower people to stay a step ahead in life and in business.
ING’s Retail business includes the Business Banking segment and serves customers ranging from individuals to small and medium-sized businesses and mid-corporate clients. ING offers these customers a full range of banking products and services, covering payments, savings, mortgages, insurance, investments and secured and unsecured lending. The Wholesale Banking business

provides corporate clients (large companies and
multinationals) and financial institutions with advisory

value propositions such as specialised lending, tailored
corporate finance, sustainable and sustainability-linked financing and debt and equity-market solutions. It also offers daily banking services such as payments and cash management and trade and treasury services.
There is substantial competition in the countries in which we do business for the types of wholesale banking,
retail banking, investment banking and other products and services we provide. This competition is most
pronounced in more mature markets such as the Netherlands, Belgium and Germany, the rest of Western Europe and Australia. Our largest market is the Netherlands, where our main competitors are ABN AMRO and Rabobank.
In recent years, competition has increased in emerging markets such as Asia and Central and Eastern Europe.
Financial services companies from more developed countries see these markets as offering higher growth
potential, while local institutions have become more sophisticated and competitive and have proceeded to form alliances, mergers or strategic relationships with our competitors.
Our competitive landscape is transforming as society becomes increasingly digitalised and ever more reliant on technology and the online economy – a trend amplified by the Covid-19 pandemic, which accelerated the shift to
mobile banking and contactless payments. Our main competitors are no longer just other banks.
The opening up of the European payments market under the PSD2 directive is a significant competitive development. It is creating a more crowded, uneven playing field as third-party payment providers and fintechs enter this lucrative area once dominated by banks. These new entrant have operating models that are not burdened with potentially costly legacy operations. They are less regulated than banks and use technology and advanced data and analytic tools to lower cost to serve and speed up processes.

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
In this competitive landscape, where banking products and services have mostly become commodified, the key
differentiator is customer experience. For consumers, this means a seamless, mobile-first digital experience that’s safe, easy,

smart and personal. Businesses too want to benefit from gains in speed, transparency, security and efficiency created by technologies such as blockchain and artificial intelligence. Winners will be those with a
strong trusted brand and a superior digital experience, taking the effort out of managing finances and offering personalised, real-time advice, products and services for all financial needs.
Statements regarding ING’s competitive position reflect the assessment of ING’s management about the general competitive landscape in which ING operates.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 55
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
countries.
European Regulatory framework
The Single Supervisory Mechanism

(“SSM”) is the first pillar of the Banking Union and has

been operational since
4 November 2014. The SSM is composed of the European Central Bank (“ECB”) and the national competent
authorities of the participating EU member states. The main

aims of European banking supervision are to ensure
the safety and soundness of the European banking system, increase financial integration and stability and ensure consistent supervision. Under the SSM, the ECB is ING Group’s and ING Bank’s principal prudential supervisor.
The ECB is amongst others responsible for tasks such as market access, compliance with capital and liquidity requirements and governance arrangements. National competent authorities, including the Dutch Central Bank
(De Nederlandsche Bank or “DNB”) for ING Group and ING

Bank, remain responsible for supervision of tasks that
have not been transferred to the ECB such as financial crime and payment supervision.

The SSM is complemented by the second pillar of the Banking

Union, the Single Resolution Mechanism (“SRM”),
which comprises the Single Resolution Board (“SRB”) and

the national resolution authorities. The SRM is fully
responsible for the resolution of banks within the Eurozone since 1 January 2016. ING has been engaging already
with the Dutch national resolution authorities and the SRB

for a few years with the aim to support in the draw up
of a resolution plan for ING and will continue to collaborate with the resolution authorities. The rules
underpinning the SRM could have a significant impact on business models and capital structure of financial
groups in order to become resolvable.
As a third pillar to the Banking Union, the EU aims at further harmonizing regulations for Deposit Guarantee
Schemes (DGS).

Main elements are the creation of ex-ante funded DGS funds, financed by risk-weighted contributions from banks. As a next step, the EU is discussing a pan-European (or pan-banking union) DGS (the
European Deposit Insurance Scheme (EDIS)), (partly) replacing or complementing national compensation
schemes. The EDIS proposal as well as certain accompanying risk reduction measures are still being discussed in
the European Parliament and in the Council. In February 2021,

the European Commission issued a public
consultation on the review of the bank crisis management and deposit insurance

(CMDI) framework, with a focus
on three EU legislative texts: the Bank Recovery and Resolution Directive (BRRD), the Single Resolution
Mechanism Regulation (SRMR), and the Deposit Guarantee Schemes Directive (DGSD).

The anticipated revision of
the CMDI framework is part of the debate on the completion of the Banking

Union and in particular its third and
missing pillar EDIS. The consultation period ran until May 2021. It is uncertain when the next steps towards
revision of the CMDI framework, including EDIS, can be expected.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 56
Dutch Regulatory Framework
The Dutch regulatory system for financial supervision consists of prudential supervision – monitoring the
soundness of financial institutions and the financial

sector, and conduct-of-business supervision – regulating
institutions’ conduct in the financial markets. As far as prudential supervision has not been transferred to the
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

Representative Offices in New
York,

Dallas (Texas)

and Houston (Texas). Although the offices’ activities are strictly limited to essentially that of a marketing agent of bank products and services and a facilitator (i.e. the offices may not take deposits or execute any transactions), the offices are subject to the regulation of the State of New York Department of Financial
Services and the State of Texas Department of Banking, as well as the Federal Reserve. ING Bank also has a subsidiary in the United States, ING Financial Holdings Corporation, which through several operating subsidiaries
(one of which is registered with the CFTC as a swap dealer and the SEC as a security-based swap dealer and
another of which is registered with the SEC as a securities broker-dealer) offers various financial products, including lending, and financial markets products. These entities do not accept deposits in the United States on
their own behalf or on behalf of ING Bank

N.V.

The ING subsidiary, ING Capital Markets LLC, is registered as a swap dealer and subject to a statutory regulatory regime and CFTC rules and oversight..

As a registered entity, it is subject to,

among others, business conduct,
record-keeping and reporting requirements, as well as margin requirements and capital requirements. In addition to the obligations imposed on registrants (such as swap dealers), other requirements relating to reporting, clearing, and on-facility trading have been imposed for much of the off-exchange derivatives market. It
is possible that some of these compliance requirements,

especially the newly-implemented capital requirements
and an increased scope of applicability for initial margin requirements, will increase the costs of and restrict
participation in the derivative markets. This could have the effect of restricting trading activity, reducing trading opportunities and market liquidity, potentially increasing the cost of hedging transactions and the volatility of the relevant markets. This could adversely affect the business of ING in these markets.
The Dodd-Frank Act and SEC regulations enacted thereunder, effective 1 November 2021, resulted in ING Capital
Markets LLC registering as a security-based swap dealer with the SEC. The SEC has adopted regulations, among others, establishing registration, reporting, risk management, business conduct, and margin and capital requirements for security-based swaps. While ING Capital Markets LLC, as a security-based swap dealer, is required to comply with SEC rules with respect to most of these requirements, SEC rules have permitted an
“Alternative Compliance Mechanism” that allows for compliance subject to eligibility requirements , with CFTC capital and margin rules applying to swap dealers in lieu of SEC capital and margin rules applying to security-
based swap dealers. ING Capital Markets LLC has elected to use the Alternative Compliance Mechanism.
However,

should ING Capital Markets LLC in the future be ineligible for the “Alternative Compliance Mechanism”
it would be subject to SEC capital and margin security-based swap dealer rules instead of the CFTC capital and
margin security-based swap dealer rules.
ING Capital Markets LLC’s recent registration with the SEC as a security-based swap dealer along with the impact of these regulations to the industry may increase operational costs, reduce trading activity and market liquidity, and increase volatility of the relevant markets. It will also result in a substantial portion or all of ING’s security-
based swap activities with U.S. persons being conducted through ING Capital Markets LLC.

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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 57
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
Important Bank” (“G-SIB”), since 2011, and by DNB and the Dutch

Ministry of Finance as a “other SII” (“O-SII”)
since 2011. DNB requires ING Group to hold a 2.5% O-SII Buffer in addition to the capital conservation buffer and
the countercyclical buffer described above.

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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 58
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

risk
weighted assets (RWA).
In 2020, the last TRIM ECB inspection ended. The ECB has

sent final TRIM decision letters, which include certain
obligations. Also certain limitations have been put in place until these obligations are fully addressed. ING is
working on closing the respective obligations.

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
(SMEs), a more favourable prudential treatment for certain software assets, one year delay in the application of the leverage ratio buffer requirement of 50% of the G-SIB buffer (to 1 January 2023). Also the following adjustments were introduced and have an impact on disclosures:

● frontloading from CRR2 the possibility of temporarily excluding certain exposures to central banks from the calculation of an institution’s total exposure measure (Article 500b of CRR);

● extending by 2 years transitional arrangements for mitigating the impact on own funds of the introduction of IFRS 9 (Article 473a (8) of CRR).

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 59
CRRIII / CRD VI

On 27 October 2021, the European Commission published

a legislative proposal to review the EU’s CRD/CRR
framework.

The review consists of the following legislative elements: a proposal to amend CRD V, a proposal to amend CRR II, and a separate, targeted proposal to amend CRR II in the area of resolution (the so-called ‘daisy chain’-proposal). The package is now being negotiated by the Council of the

EU and the European Parliament.

This proposed legislative review’s key aim is to implement the final Basel III framework – agreed at the end of
2017 - in the EU. It is meant to ensure banks remain resilient and capable of withstanding future crises The proposed revisions mainly relate to the prudential standards for credit, market, operational and credit valuation adjustment (CVA) risk as well as the introduction of an output floor. Key changes comprise the reduced use of internal models and more risk-sensitive and granular standardised approaches. It aims to increase consistency in risk-weighted asset calculations and improve comparability of bank capital ratios. The Commission’s proposal remains close to the 2017 Basel agreement, but in some

areas (temporarily) includes targeted measures to
account for specificities of the EU banking sector. These measures relate to topics such as the calculation of the output floor, lending to unrated corporates,

specialized lending, property lending and counterparty credit risk.
The European Commission expects that overall risk-weighted assets will not increase significantly, on average, less than 10% for EU banks at the end of the transition period.
The proposed implementation date by the European Commission is set at 1 January

2025 for most provisions
under review, with a phase-in period for the output floor of five years. This is two years later than the BCBS’s deadline. The European Commission also proposes

a number of other targeted transitional requirements,
phasing out by 2032 at the latest.

It should be noted that final substance and timing of this review are still uncertain as the European Parliament
and Council of the EU have just started their negotiations where they can amend the European Commission proposal before it becomes law.
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

/ Tier 2 securities to meet Pillar II requirement,
and a reduction in the overall systemic buffer (i.e. the Systemic Risk Buffer plus the highest of the O-SII and G-SII buffer) by the Dutch National Bank from 3% to 2.5%. Similarly, various competent authorities changed or removed their Countercyclical Buffer (CCyB) requirements. The CCyB for ING was 3 basis points at the end of
2021 (2 basis points at the end of 2020). In December

2021, the De Nederlandsche Bank (DNB)

started
consultation on the revised countercyclical capital buffer framework with the intention to apply a 2% CCyB in a standard risk environment.
As a consequence, the CET1 requirement, including buffers, for ING Group at a consolidated level was 10.51% in
2021. This requirement is the sum of a 4.5% Pillar I requirement, a 0.98%

Pillar II requirement (2020: 0.98%), a
2.5% Capital Conservation Buffer (CCB), a 0.03% Countercyclical Buffer (CCyB) (based on December 2021 positions) and a 2.5% O-SII buffer that is set separately for Dutch systemic banks by the Dutch Central Bank (De
Nederlandsche Bank). This requirement excludes the Pillar II guidance, which is not disclosed.

The Maximum Distributable Amount (MDA) trigger level stood at 10.51% in 2021 for CET1, 12.33% for Tier 1
Capital and 14.77% for Total Capital (after the application of Art.104a of CRDV), based on stable Pillar II capital requirements. In the event that ING Group breaches the MDA level, ING will face restrictions on dividend payments, AT1 instruments coupons and payment of variable remuneration.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 60
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
The Single Resolution Board (SRB) confirmed to ING in 2017 that a single-point-of-entry

(SPE) strategy is ING’s
preferred resolution strategy,

with ING Groep N.V.

as the resolution entity.
In 2021, ING Group received an updated formal notification from De Nederlandsche Bank (DNB) of its MREL
requirements. The MREL requirement has been established to ensure that banks in the European Union have sufficient own funds and eligible liabilities to absorb losses and to recapitalize bank in the case of a resolution.
The MREL requirement is set for ING Group at a consolidated level, as determined each year by the Single
Resolution Board (SRB). The following requirements replaced previously communicated total liabilities and own funds (TLOF) requirement for ING Group as from 1-1-2022: 27.32% of RWA (M-MDA trigger) and 5.97% of LR exposure.
Above M-MDA trigger assumes a combined buffer requirement (CBR) of 5.03% (as of 31 December

2021). In the
event that ING Group breaches the M-MDA trigger, ING may face restrictions on dividend payments, AT1 instruments coupons and payment of variable remuneration. Apart from the requirements for the Group on a consolidated level, the internal MREL requirements are also set for individual ING subsidiaries in EU.
ING has been replacing, and will continue to replace, maturing ING

Bank N.V.

debt with ING Groep N.V.
instruments. In order to build up our MREL capacity, ING Groep N.V.

issued multiple transactions. These
transactions will not only allow us to support business

growth, but will also help to meet future MREL and TLAC
requirements with ING Groep N.V.

instruments only.
CRR II implements the Financial Stability Board’s total loss absorbing (TLAC) requirement for Global Systemically
Important Institutions (G-SII), which is the EU equivalent of a G-SIB. The transitional requirement—the higher of
16% (M-MDA-trigger of 21.03% with CBR) of the resolution

group’s RWA

or 6% of the leverage ratio exposure
measure—applies immediately. The higher requirement—18% (M-MDA trigger of 23.03% with CBR) and 6.75%, respectively—comes into effect as of 1 January, 2022. As a G-SII ING is expected to meet the TLAC requirement alongside the other minimum regulatory requirements set out in EU regulation.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 61
In addition to running internal stress test scenarios to reflect the outcomes of the annual risk assessment, ING
also participates in regulatory stress test exercises. ING participated in the 2021 EU-wide stress test conducted by the EBA in cooperation with the European Central Bank (ECB) and the European Systemic Risk Board (ESRB). The
baseline scenario was developed by the ECB and the adverse stress test scenario by the ESRB, both cover a three-
year time horizon (2021-2023).

The 2021 EU-wide stress test exercise was carried out applying a static balance sheet assumption as of December
2020, and therefore does not take into account current or future business strategies and management actions.
The results of the EBA stress test reaffirmed the resilience of our business model and the strength of ING’s capital base. Our commitment to maintain a robust, fully-loaded Group common equity Tier 1 (CET1)

ratio in excess of
prevailing requirements remains. Under the hypothetical baseline scenario and EBA’s methodological instructions, ING Group would have a fully loaded common equity Tier

1 capital ratio (CET1) of 16.06% in 2023.
Under the hypothetical adverse scenario and EBA’s methodological instructions, ING Group would have a fully loaded CET1 ratio of 10.99% in 2023. ING Group published an

actual CET1 ratio of 15.45% per 31 December 2020.
The next EBA EU-wide stress test will be held in 2023.
An emerging topic in the area of stress testing are climate risk analyses. ING started with climate risk stress testing in 2019 to assess the effect of transition risk and physical risk on the financial position of ING

Group. In
the second half of 2021, ING started preparing for the regulatory climate risks stress test scenario, which will be assessed in 2022 as part of the bi-annual

ECB Single Supervisory Mechanism (SSM) stress test. This regulatory stress test, combined with internal analyses done on climate risk, will be used to enhance ING’s internal climate risk stress testing.
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

In case of failure of a Dutch
bank, depositor compensation is paid from the DGS-fund. If the available financial means of the fund are
insufficient, Dutch banks, including ING, may be required to pay extraordinary ex-post contributions not exceeding 0.5% of their covered deposits per calendar year.

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

In February 2021, the European Commission issued

a public consultation on the review of the bank
crisis management and deposit insurance (CMDI) framework, with a focus on three

EU legislative texts: the Bank
Recovery and Resolution Directive (BRRD), the Single Resolution Mechanism Regulation (SRMR), and

the Deposit
Guarantee Schemes Directive (DGSD). The anticipated revision of the CMDI framework is part of the debate on the completion of the Banking Union and in particular

its third and missing pillar EDIS. The consultation period
ran until May 2021. It is uncertain when the next steps towards revision of the CMDI framework, including EDIS, can be expected.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 62
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
Benchmarks Regulation
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

For qualitative and quantitative disclosures on IBOR transition refer to “Additional information – ING Group Risk
Management – Market Risk” and Note 40 “Derivatives and hedge accounting”.
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
KYC Requirements
Financial institutions continue to face new and increasingly complex regulatory requirements, contributing to increasing costs of compliance, in the context of heightened regulatory scrutiny. Generally,

we expect the scope
and extent of regulations in the jurisdictions in which we operate to continue to increase.
The evolving regulatory landscape drives the need for continuous change in the various processes, procedures and systems of the bank. Where the timeline for implementation of new or revised requirements is sometimes quite short, this presents challenges to financial institutions in general, but especially in relation to IT
development. In addition, in some instances, the complexity of the regulatory landscape gives rise to potential
tension between applicable laws and regulations at a local and/or global level. For example, potential tension between data privacy (GDPR) and AML/CFT and anti-corruption laws and regulations; including the requirement
to share information relating to financial crime concerns to manage risk exposure across the group, while complying with the legislative requirements relating to data, which can differ significantly depending on jurisdiction.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 63
ING is focussed on continuing to embed processes and procedures reflecting applicable requirements within the bank, including in our IT systems and data sources, in a robust and sustainable way; driving a business environment which is compliant by desire and design. The bank also executes ongoing training and awareness to develop its people to have the right knowledge and skills.
In addition, ING aims to continuously monitor regulatory developments, as well as considering emerging and
evolving risks. This supports assessment of the risks that ING may be exposed to and of the associated controls
and processes ING has in place, so we can appropriately manage these risks in accordance with our risk appetite.
In particular, the rise in price and use of virtual assets, accompanied by the growth of virtual assets service
providers was a key theme in 2020 that continued to attract regulatory attention in 2021 for potential money laundering, tax evasion and terrorist financing.
5th AML Directive and the European Commission legislative package

In 2021, ING focussed on the implementation of the requirements of the EU

5th AML Directive, as well as
considering the EBA’s MT/TF

risk factor guidelines published on 1 March 2021 and other

relevant guidance
documents. On 20 July 2021, the European Commission

presented a package of legislative proposals (including a
proposal for a 6th AML Directive) to strengthen the EU’s anti-money laundering and countering the financing of terrorism (AML/CFT) rules. The proposed main changes include the creation of a European AML/CTF supervisory
authority and the adoption of a “single rulebook’”, with directly applicable rules, including in the areas of customer due diligence and beneficial ownership. The Regulation also includes the introduction of an EU-wide
limit of €10,000 to large cash payments.

ING welcomes the proposals to further strengthen the regulatory framework aimed at the prevention of money laundering and terrorism financing. Harmonisation of key requirements is welcomed especially because of ING’s
large presence in the EU. Considering that the texts of the proposals are still in draft and relatively conceptual at this point in time, ING is in active dialogue with internal

and external stakeholders and it participates in relevant
workstreams of banking associations such as the Dutch Banking Association,

to formulate its position and provide
further recommendations and feedback to the European Commission’s consultation. This assists ING in assessing and adequately managing the impact of the AML legislative

package on the bank.
Policy with respect to certain countries
As a result of frequent evaluation of all businesses from economic, strategic and risk perspective ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued.
In that respect, ING has a policy not to enter into new relationships with clients from these countries

and
processes remain in place to discontinue existing relationships involving these countries. At present these countries are Cuba, Iran, North Korea, Sudan and Syria,

as well as the Crimea region.

ING Group maintains a limited legacy portfolio of guarantees, accounts, and loans that involve various entities with a connection to Iran. These positions remain on the books but certain accounts related thereto are ‘frozen’
where prescribed by applicable laws and procedures and in all cases subject to increased scrutiny within ING
Group.

ING Group may receive loan repayments, duly authorised by the relevant competent authorities where prescribed by applicable laws. For the calendar year 2021,

ING Group had revenues of approximately USD 257
thousand. ING Group estimates that it had a net profit of approximately USD 4 thousand.
Sanctions related developments
2021 saw ongoing geopolitical tensions notably between US and China, and increasing tensions between US and
EU in relation to Russia. ING and its customers are impacted by such geopolitical tensions when new sanctions
and restrictive measure are promulgated by relevant authorities. Such sanctions and restrictive measures may impact the products, services, and customers that ING can service. Increasing sanctions and counter sanctions,
together with any notable difference in various sanctions programmes, especially between the EU and US, increases complexities and potential reputational risks in operationalising uniform sanctions controls.

In 2021, the EU and the US continued sanctions

programs with respect to several regions and countries, including
Ukraine/Russia, Iran, China, Venezuela and Syria.
The international community is leveraging their sanction tools in response to the escalation of

Russia’s invasion
of Ukraine. Accordingly, as part of ING’s know your customer and compliance risk governance and procedures,
ING is continuously monitoring the situation to stay abreast on all relevant updates to implement effective and appropriate additional control measures and to manage the increased risk and financial impacts of these
developments.
For additional information regarding regulatory developments, see also this Form 20F 2021, under “Additional
Information – ING Group Risk Management- Compliance Risk”.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 64
For a description of our segments including a breakdown of total revenues by category for the last three financial years, refer to Item 5. “Operating and financial review and prospects - Segment reporting”.
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
Item 4A.

Unresolved Staff

comments
Not applicable.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 65
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
A.

Operating results
Our business is shaped by events and developments in the world around us and our operating results for the
financial year should be viewed in the context of these event and developments. The biggest of these in 2021
continued to be the coronavirus pandemic, which was first and foremost a human tragedy, but which also impacted governments, economies, supply chains and jobs.
ING has had to adapt to the practical implications this had for customers and employees, as well as to the new market trends and stakeholder expectations. At the same time, our business continues to be affected by regulatory changes and the persistent low interest rate environment.

For further information on regulatory
changes reference is made to “Item 4. Information on the Company – Regulation and Supervision”.
ING is also closely monitoring the situation in

Ukraine from a financial, operational and security perspective, with the safety and wellbeing of employees our top priority. We strongly condemn Russia’s invasion of Ukraine in
February 2022 and are deeply concerned by its devastating impact and the threat to international stability and
security. ING has been providing Wholesale Banking services in Ukraine and Russia for almost 30 years. As of 28
February 2022, ING’s total Russia-related exposure was approximately €6.7 billion (representing around 0.9% of our total loan book), of which around 700 million was affected by new sanctions. We have around €500 million exposure in Ukraine. In March 2022, we decided to not do new business with

Russian companies. Read more in
Risk management.
Other material events and uncertainties that have an impact on our operating results are:
● Covid-19 and inflation
● Macroeconomic developments
● Climate change
● Climate risk
● Anti-money laundering
● Cybersecurity and fraud
● Fluctuations in equity markets, interest rates and foreign exchange rates
For further information on other factors that can impact ING Group’s results of operations, reference is made to
“Item 3. Key information - Risk Factors”.
Covid-19 and inflation
Economic growth picked up this year, helped by strong policy support, the deployment of vaccine programmes and the reversal of lockdown measures, although these were reintroduced in some countries at the end of the year prompted by an increase in infections, and the emergence of a new variant of the Covid-19 virus. The global
economy surpassed its pre-pandemic level, but many countries are still operating below pre-Covid levels, particularly emerging markets and developing economies with lower vaccination rates and less government support. China and Australia had already recovered in 2020; the US and the eurozone caught up in 2021.
A resurgence of Covid-19 cases and supply disruptions began to negatively impact economic momentum in the
second half of the year. In particular,

US consumption softened in the third quarter and German industry had to
scale back because of shortages of key inputs. The economic impact of the Delta variant, especially in countries
with low vaccination rates, added to pressures on global supply chains and costs. Supply disruptions were often
longer than expected and fed inflation in many countries. Higher commodity prices and the rise in consumer
demand as economies thawed caused consumer price inflation

to increase rapidly, most significantly in the US,
Canada and the UK, although other advanced economies

in Europe and Asia also saw inflation picking up.

Against the background of economic recovery and increased inflationary pressures, the Federal Reserve started to taper its bond buying purchasing programme. The European Central Bank (ECB) also announced a reduction in
bond purchases, but is set to move slower. The ECB plans to end its Pandemic Asset Purchase Programme by Q2
2022 and expects to have reduced asset purchases, under the Asset Purchase Programme, to € 20 billion per month by the end of the year. Together

these factors drove up longer-term interest rates and steepened yield curves. With interest rates remaining at low levels and government policies staying growth-supportive, house prices continued to rise.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 66
Macroeconomic developments
These were significant macroeconomic developments that impacted our own organisation as well as our customers, employees, shareholders and other stakeholders. Despite the economic thaw, the normal flow of business in countries where ING operates remained disrupted to a greater or lesser extent throughout 2021. The
German elections, continuing China/US tensions, continued uncertainty around the full impact of Brexit all added
to the volatility of our external environment. As a global financial services company, with our profitability, solvency and liquidity linked heavily to the state of the economy and the market environment, we remained alert to this volatility’s potential to impact our performance.
Climate change

Although the threat of climate change has been signalled for some time by the scientific community, its impact is
intensifying and it’s happening faster than previously predicted. The flooding, wildfires and heatwaves experienced this year are expected to occur more frequently due to climate change.

This formed the backdrop to
the 2021 report from the United Nation’s Intergovernmental Panel on Climate Change (IPCC), which flagged climate change as a ‘code red’ for humanity, requiring urgent intervention from all sectors of society.

This urgency was underlined at the New York Climate Week in September 2021, where it was reinforced that accelerated action now and in the coming years can positively affect our transition towards a more carbon-
neutral future. In November 2021, at the 26
th

UN Climate Change Conference (COP26) in Glasgow, agreements
were reached on important steps towards net-zero emissions in 2050, such as shifting away from coal and a pledge to halt deforestation. But this is not yet enough to get us into the safe zone;

these pledges add up to an
average global warming of 1.8°C at best. There was agreement on countries having to accelerate and strengthen their 2030 targets,

and a framework for a global carbon market was drawn up, which is expected to trigger a surge of green projects. As always the proof is in the action and real impact on the ground. COP27 will be crucial
– again. Not only for limiting greenhouse gas emissions far more drastically, but also for agreements on climate adaptation and the social impact of climate change, both of which affect developing countries disproportionately.

We believe ING can have the biggest impact in mitigating the effect of climate change through our financing. We work with our clients to finance and facilitate their transition to low-carbon technologies and offer a growing suite of sustainability products and services to help them, including sustainability-linked loans and ‘green’ bonds.

The popularity of sustainability-linked financing is growing,

partly fuelled by companies facing pressure from
investors and regulators to ‘go green’.

To protect the integrity of this fast-growing market, which we pioneered back in 2017, ING published a position paper

in October calling for linked sustainability targets to be ambitious, recognised industry-wide and verified by a reputable, independent party. This will help to retain the credibility of the market by ensuring companies tackle the most difficult and urgent climate issues first. Ambition levels that are too low will not make the impact these products are designed for.

While ING can voice its opinion on all transactions, and

we can use our influence to steer clients towards credible
targets on those we structure ourselves, market dynamics don’t always allow us to put the proper structures in place if we’re not in a leading role. We believe regulatory developments like the European Commission’s green bond standard will help to improve the quality of the market as it evolves.
The role that regulators and governments play in supporting and facilitating the road to a net-zero emission world cannot be underestimated. To this end, the EU presented its net-zero targets with ambitious legislative
proposals to cut emissions by 55% by 2030 (‘Fit for 55’), and we look forward to seeing ambitious national
policies that align with this goal. In the meantime, ING is

working on its own action plans as new climate
scenarios and expectations emerge, and we present these,

and our progress on them, in our integrated climate
report on ing.com.
Climate risk
According to the European Central Bank, climate change will be a major source of systematic risk to banks if no action is taken. A recent ECB study showed banks in the eurozone would have an 8% higher chance of loan defaults by 2050 if nothing is done about global warming,

with the risk rising to 30% for banks in southern
Europe. The physical risk from climate change is tangible – fires, floods and rising sea levels affect people’s lives, livelihoods, assets and businesses. There is also transition risk such as carbon pricing and shifting consumer
preferences, which can leave manufacturers with stranded assets if they don’t adapt to market demands for greener products.

ING strives to identify and understand these risks as part of our integrated approach to climate action. We do this to build resilience to these risks in our own organisation as well as to prepare for their potential impact on clients and other stakeholders and this helps shape our strategy. As such, climate risk will be included in our risk management framework in a forward-looking approach. Our climate risk programme helps measure the impact of climate change on our loan book.

We follow guidance from the ECB and the Taskforce

for Climate-Related

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 67
Financial Disclosure on how banks are expected to prudently manage and transparently disclose climate-related and environmental risks under current prudential rules.

Anti-money laundering
As a gatekeeper to the financial system, we have an important role in protecting society against all types of financial crime. Money laundering is one such crime,

existing in and of itself and as a facilitator of other crimes such as people trafficking and drug smuggling.

To be more effective

in our efforts to fight financial economic crime, we work closely with our peers, regulators
and law enforcement. This includes initiatives with other banks in the Netherlands and Germany to jointly
monitor transactions and share intelligence, and further professionalising our KYC organisation by means of internationally recognised certifications.

In June 2021, the EU presented its action plan for know your customer/anti-money laundering (AML).

This aims
to increase harmonisation of rules across member states and proposes direct supervision at EU level for those
banks exposed to the highest AML risk. We welcome these reforms as they will help improve the current framework and help us with the operationalisation of new AML measures across our network.

ING is looking into how to deal with the issue of customer tax integrity, (a process accelerated by the Pandora
Papers investigation in October), where customer transactions may be legal but are ethically undesirable. We are exploring different approaches regarding the execution of our risk judgement processes in this area.

Cybersecurity and fraud
Digital technology has connected the world in an unprecedented way. The pandemic has highlighted just how much people rely on the internet to work, socialise and shop.

With this increased reliance,

comes an increasing
risk that some of these digital interactions will be used for criminal purposes.

As a result, there are growing
societal concerns about increasingly sophisticated cyberattacks as well as around data privacy and protection.
Cybercrime is a growing threat to society and companies in general, and to the financial system in particular, with scams that aim to trick people out of their money. One such scam involves fake bank employees tricking customers into redirecting their savings into a ‘safe’ account, while phishing scams have evolved from emails to text messages as fraudsters become ever more inventive.

Falling victim to bank fraud can have devastating consequences for customers, not just financially but also on their confidence, mental health and relationships. Raising awareness among customers and employees is an important step in protecting people against crimes like, phishing,

spoofing

and hacking.

At ING too, there is an increased risk of criminals trying to gain unauthorised access to the bank, whether that’s
through malware, phishing attacks, identity theft or online fraud. To stay resilient to these increasingly sophisticated crimes, we take a multi-faceted approach that aims to anticipate threats,

prevent them from
becoming reality and so protect our customers.

Through collaboration with governments, fintechs and our peers, we share knowledge and facilitate security innovation for the bank, our industry and society.

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
Fluctuations in interest rates
Our banking operations are exposed to fluctuations in interest rates. Mismatches in the interest re-pricing and maturity profile of assets and liabilities in our balance

sheet can affect the future interest earnings and economic
value of the bank's underlying banking operations. In addition,

changing interest rates may impact the (assumed)
behavior of our customers, impacting the interest rate exposure, interest hedge positions and future interest earnings, solvency and economic value of the bank’s underlying banking operations. In the current low (and in
some cases negative) interest rate environment, the stability of future interest earnings and margin also depends on the ability to actively manage pricing of customer assets and liabilities.

Especially, the pricing of customer
savings portfolios in relation to re-pricing customer assets and other investments in our balance sheet is a key
factor in the management of the bank’s interest earnings.

Fluctuations in exchange rates
ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations through the trading activities (which includes local country versus international
transactions) and because we prepare and publish our consolidated financial statements in Euros. Because a

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 68
substantial portion of our income, expenses and foreign investments is denominated in currencies other than
Euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. Dollar, Pound
Sterling, Turkish Lira, Chinese Renminbi, Australian Dollar, Japanese Yen,

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

FX translation risk
is managed by taking into account the effect of translation results on the Common Equity Tier 1 ratio (CET1).
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
Segment Reporting
The published 2021 Annual Accounts of ING Group includes

financial information in accordance with
International Financial Reporting Standards as adopted by the European Union (IFRS-EU). The segment reporting
in the annual report on Form 20-F has been reconciled with International Financial

Reporting Standards as issued
by the International Accounting Standards Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the Wholesale Banking segment, and in the geographical split of the segments in the Netherlands,

Belgium, Germany and Other
Challengers. Reference is made to Note 1 ‘Basis of preparation and significant accounting Policies’ for a reconciliation between IFRS-EU and IFRS-IASB.
ING Group’s segments are based on the internal reporting structure by lines of business.

The Executive Board of ING Group and the Management Board Banking (together the Chief Operating Decision
Maker (CODM)) set the performance targets, approve and monitor the budgets prepared by the business lines.
Business lines formulate strategic, commercial, and financial plans in conformity with the strategy and performance targets set by the CODM.
Recognition and measurement of segment results are in line with the accounting policies as described in Note 1
‘Basis of preparation and significant accounting policies’. The results for the period for each reportable segment are after intercompany and intersegment eliminations and are those reviewed by the CODM to assess performance of the segments. Transfer prices for inter-segment transactions are set at arm’s length. Corporate
expenses are allocated to business lines based on time spent by head office personnel,

the relative number of
staff, or on the basis of income, expenses and/or assets of the segment. Total assets by country,

as presented in
Note 36 ‘Information on geographical areas’,

does not include intercompany balances and reconciles to the total assets in the consolidated statement of financial position of ING Group.
The following overview specifies the segments by line of business and the main sources of income of each of the
segments:
Retail Netherlands (Market Leaders)
Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate
segments, and the Real Estate Finance portfolio related to Dutch domestic mid-corporates. The main products

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 69
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

refunds in
the Netherlands (recorded under expenses). In 2021, income was supported by a

EUR 143 million conditional
TLTRO III benefit and the recognition of a EUR 72 million receivable related to the insolvency of a financial institution, while expenses included EUR 87 million of

regulatory costs due to an incidental 50% increase in the
Dutch bank tax as well as a significantly lower VAT refund compared with the previous year.

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

Total

Operations
The following table sets forth the contribution of ING’s business lines and the corporate line to the net result for each of the years 2021, 2020 and 2019.

Total operations
1 January to 31 December 2021
Amounts in millions of euros
Retail
Banking
Netherlands
Retail
Banking
Belgium
Retail
Banking
Germany
Retail
Other
Wholesale
Banking
Corporate
Line
Total
Income:

- Net interest income
3,290 1,747 1,447 2,712 4,151 267 13,615

- Net fee and commission income
771 519 497 530 1,197 3 3,517

- Total investment

and other income
201 209 65 361 568 -45 1,359
Total income 4,262 2,475 2,009 3,602 5,916 226 18,490
Expenditure:

- Operating expenses
2,403 1,667 1,174 2,452 2,926 570 11,192

- Additions to loan loss provision
-76 225 49 202 117 0 516
Total expenditure 2,326 1,892 1,223 2,654 3,042 570 11,708
Result before taxation 1,936 583 786 949 2,874 -345 6,782
Taxation 499 146 252 212 703 65 1,877
Non-controlling interests 0 0 4 98 26 0 128
Net result IFRS-EU 1,437 437 529 639 2,144 -410 4,776
Adjustment of the EU 'IAS 39 carve-out' 1,174 1,174
Net result IFRS-IASB 1,437 437 529 639 3,318 -410 5,951

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 70
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
Result before taxation 2,078 122 950 199 827 -367 3,809
Taxation 523 51 331 105 295 -58 1,246
Non-controlling interests -1 0 4 55 20 0 78
Net result IFRS-EU 1,556 71 615 39 512 -308 2,485
Adjustment of the EU 'IAS 39 carve-out' -234 -234
Net result IFRS-IASB 1,556 71 615 39 278 -308 2,250
Total operations
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
91 186 -53 364 532 -0 1,120
Total expenditure 2,301 1,794 1,027 2,574 3,469 307 11,472
Result before taxation
2,204 647 957 935 1,830 261 6,834
Taxation
558 192 328 234 464 179 1,955
Non-controlling interests -0 0 3 82 14 -0 99
Net result IFRS-EU
1,646 455 627 619 1,352 82 4,781
Adjustment of the EU 'IAS 39 carve-out' -878 -878
Net result IFRS-IASB
1,646 455 627 619 474 82 3,903

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 71
Year ended 31 December 2021 compared to year ended 31 December 2020
ING’s net result (including the adjustment of the EU ‘IAS 39 carve-out’) increased by

EUR 3,701 million, or
164.5%, to EUR 5,951 million compared with EUR 2,250

million in 2020. The net result was affected by a EUR
1,174 million positive contribution of fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany, France and Czech Republic, versus a
EUR 234 million negative contribution in 2020. These fair value changes were mainly caused by changes in
market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB.
ING’s IFRS-EU net result (before adjustment of the EU ‘IAS 39 Carve-out’) rose to EUR 4,776 million from EUR
2,485 million in 2020. The effective tax rate in 2021 was 27.7%, down from 32.7% in 2020. The lower effective tax rate was mainly caused by the reduced impact of non-deductible amounts, whereas

2020 had included the non-
deductible impairments on goodwill and on our stake in TTB (previously referred to as TMB).
The result before tax increased 78.1% to EUR 6,782 million in 2021 from EUR 3,809 million in 2020,
predominantly due to lower risk costs reflecting improved macroeconomic indicators, as well as higher income.
Net core lending growth (adjusted for currency impacts, and excluding Treasury and the run-off portfolios) was
EUR 30.6 billion, and net core deposits growth was EUR 10.3 billion.

At year-end, the global retail customer base
declined to 38.2 million, mainly by exiting the Austrian and

Czech retail banking markets. The number of primary
customers, however,

rose during the year by 481,000 to 14.3 million.
Income rose 4.8% to EUR 18,490 million in 2021 from EUR 17,637 million in 2020. Income was supported by the
recognition of a EUR 483 million conditional TLTRO III benefit, which also included the impact of the retroactive
adjustment in the ECB funding rate as from 24 June 2020. The increase in income was mainly in Wholesale
Banking, due to higher revenues in all product groups, while the higher income in Corporate Line was supported
by the recognition of EUR 72 million receivable related to the insolvency of a financial institution in the
Netherlands and higher interest results from foreign currency ratio hedging. Income at Retail Banking slightly increased as strong growth in fee income and the impact of the impairment on ING’s equity stake in TTB recorded in 2020, was largely offset by the continued margin pressure on liabilities.
Net interest income increased 0.1% to EUR 13,615 million, and was supported by the

EUR 483 million conditional
TLTRO III benefit. Higher interest results were recorded on lending products (driven by a higher total lending margin), but also in Treasury, Financial Markets and Corporate Line. These increases were offset by lower revenues on current accounts and savings, reflecting continued liability margin pressure. ING Bank’s overall net interest margin declined to 1.39% from 1.43% in 2020.
Net fee and commission income increased 16.8% to EUR 3,517 million from EUR

3,011 million in 2020. In Retail
Banking, net fee and commission income rose by EUR 374 million,

or 19.2%. This increase was mainly in daily
banking, reflecting higher packages fees, recovery of payment transactions and new fee introductions, as well as higher fees from investment products due to new account openings, a higher number of trades and higher assets
under management. Total fee income in Wholesale Banking increased by EUR 128 million, or 12.0%, mainly in
Trade & Commodity Finance as a result of higher average oil prices as well as increased daily banking fees and higher fee income in Global Capital Markets and Corporate Finance.
Total

investment and other income rose to EUR 1,359 million in 2021 from EUR 1,022 million in 2020. The
increase was mainly caused by the recognition of a EUR 72 million receivable (recorded in Corporate Line) related
to the expected recovery of the insolvency of a financial institution in the Netherlands,

while previous year
included the EUR 230 million impairment on ING’s equity stake in TTB (recorded in Retail Banking) as well as a
EUR 58 million decrease of the NN Group indemnity receivable following the settlement of a tax dispute in
Australia, which was offset by an comparable amount in the tax line (recorded in Corporate Line).

Operating expenses increased by EUR 39 million, or 0.3%, to EUR 11,192 million. Expenses in 2021 included EUR
1,265 million of regulatory costs, up from EUR 1,105 million in previous year, among others due to an incidental
50% increase in the Dutch bank tax for 2021. Expenses in 2021 furthermore included EUR 522 million of
incidental items, mainly reflecting a EUR 180 million provision for compensation to Dutch customers with certain consumer credit products, redundancy provisions and impairments related to the announced exit of the retail banking markets in France and Czech Republic, the accelerated closure of branches in the Netherlands, and some other impairments. Incidental items in 2020 amounted to EUR 673 million,

mainly reflecting EUR 310 million of
goodwill impairments and several restructuring provisions and impairments related to the review of activities and measures announced (including those on Wholesale

Banking and the Maggie project). Expenses

excluding
regulatory costs and incidental items increased by EUR 30 million, or 0.3%, as the impact of collective-labour-
agreement (CLA) salary increases and higher performance-related expenses and IT costs was largely offset by the
impact of continued cost-efficiency measures. The cost/income ratio was 60.5% in 2021 versus 63.2% in 2020.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 72
Net additions to loan loss provisions declined to EUR 516 million,

or 8 basis points of average customer lending,
compared with EUR 2,675 million, or 43 basis points, in 2020.

Risk costs in 2021 were primarily driven by
additions to Stage 3 provisions and included several model updates in Retail Belgium as well as additional provisioning from updated recovery scenarios of existing, mainly Wholesale Banking clients, reflecting
uncertainty on recovery scenarios and valuation in certain asset classes. Provisioning in Stage 1 and

2 was
reduced, mainly due to releases from management adjustments taken in previous year. It further reflects clients being removed from the watch list and moving back to Stage 1.
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
4,781 million in 2019. The effective tax rate in 2020 was relatively high at 32.7% (versus 28.6% in 2019) and was mainly caused by the lower result before tax, which included higher non-deductible amounts like the
impairments on goodwill and on our stake in TTB.
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

1,360 million in previous year.
The decline was mainly in Retail Banking, largely due to a EUR 230 million impairment related to ING’s stake in
TTB,

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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 73
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

Risk costs in 2020
included EUR 590 million of collective provisions related to the worsened macro-economic indicators, including provisioning related to loans subject to a payment holiday.
Retail Netherlands
Retail Netherlands
Amounts in millions of euros
2021 2020 2019
Income:
Net interest income 3,290 3,511 3,541
Net fee and commission income 771 681 674
Investment income and other income 201 279 290
Total income 4,262 4,471 4,505
Expenditure:
Operating expenses 2,403 2,236 2,210
Additions to the provision for loan losses –76 157 91
Total expenditure 2,326 2,393 2,301
Result before tax 1,936 2,078 2,204
Taxation 499 523 558
Non-controlling interests 0 –1 –0
Net result IFRS-IASB 1,437 1,556 1,646
Year ended 31 December 2021 compared to year ended 31 December 2020
The net result of Retail Netherlands decreased by EUR 119 million, or 7.6%,

to EUR 1,437 million in 2021 from
EUR 1,556 million in 2020.
The result before tax declined 6.8% to EUR 1,936 million from EUR 2,078 million in 2020.

This decline was caused
by lower income mainly due to lower margins on customer deposits combined with higher expenses which
included several incidental cost items, partly offset by lower risk costs.
Total

income declined by EUR 209 million, or 4.7%,

to EUR 4,262 million compared with EUR 4,471 million in
2020. Net interest income declined 6.3%, despite the recognition of a EUR 53 million conditional TLTRO III benefit
and an increased charging on negative interest rates. This decline was predominantly due to continued margin pressure on savings and current accounts combined with lower interest results from lending products. Net core lending (which excludes Treasury products and a EUR 1.1 billion decline in the WUB run-off portfolio) grew by
EUR 0.8 billion in 2021, of which EUR 1.5 billion

was in residential mortgages and EUR -0.7 billion in other lending.
Net core deposits growth (excluding Treasury) was EUR 14.8 billion, predominantly in current accounts. Net fee and commission income increased by EUR 90 million, or

13.2%, mainly due to higher fee income in daily banking
products, supported by increased fees for payment packages, and higher fees on investment products.
Investment and other income was EUR 78 million lower, mainly attributable to lower results from Treasury-
related products.
Operating expenses rose by EUR 167 million, or 7.5%, to EUR 2,403 million from EUR 2,236 million in 2020. The
increase was mainly due to a EUR 180 million provision for compensation to customers with certain consumer credit products, and EUR 109 million of redundancy provisions and costs related to the retail advice organization
in the Netherlands and the accelerated closure of branches, while 2020 included

EUR 29 million of provisions.
Excluding these incidental items, expenses declined by EUR 93 million, or

4.2%, mainly due to lower external staff
costs and lower allocated group overhead expenses, partly offset by increased regulatory costs.
The addition to loan loss provisions was a net release of EUR 76 million,

or -5 basis points of average customer
lending, compared with a net addition of EUR

157 million, or 10 basis points, in previous year. In 2021, net releases in the mortgage and business lending portfolios, more than offset a net addition in the consumer
lending portfolio.
Year ended 31 December 2020 compared to year ended 31 December 2019
The net result of Retail Netherlands decreased by EUR 90 million, or 5.5%,

to EUR 1,556 million in 2020 from EUR
1,646 million in 2019.
The result before tax of Retail Netherlands decreased 5.7% to EUR 2,078 million from EUR 2,204 million in

2019.
This decline was mainly attributable to higher risk costs reflecting the worsened macro-economic environment and an increase in regulatory costs.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 74
Total

income declined by EUR 34 million, or 0.8%,

to EUR 4,471 million, compared with EUR 4,505 million in

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
Retail Belgium
Retail Belgium
Amounts in millions of euros
2021 2020 2019
Income:
Net interest income 1,747 1,816 1,907
Net fee and commission income 519 413 374
Investment income and other income

209 145 161
Total income 2,475 2,373 2,442
Expenditure:
Operating expenses 1,667 1,737 1,609
Additions to the provision for loan losses 225 514 186
Total expenditure 1,892 2,251 1,794
Result before tax 583 122 647
Taxation 146 51 192
Net result IFRS-IASB 437 71 455
Year ended 31 December 2021 compared to year ended 31 December 2020
The net result of Retail Belgium (including ING in Luxembourg) increased by EUR 366 million to EUR 437 million in
2021 from EUR 71 million in 2020.
The result before tax of Retail Belgium rose to EUR 583 million, compared with EUR 122 million in 2020. The increase was attributable to lower risk costs, combined with higher income and lower expenses.
Income rose by EUR 102 million, or 4.3%, to EUR 2,475 million from EUR 2,373 million in 2020. Net interest
income was 3.8% lower at EUR 1,747 million, despite the recognition of a

EUR 76 million conditional TLTRO III
benefit and the introduction of negative interest rates. The decline reflects lower margins on savings and current accounts and lower interest result from lending products. Net core lending (excluding Treasury) increased by EUR
0.4 billion in 2021, of which EUR 0.9 billion was

in mortgages, and EUR -0.5 billion in other lending.

Net core
deposits (excluding Treasury) declined by EUR 2.6 billion, predominantly in savings and deposits. Net fee and commission income rose by EUR 106 million, or 25.7%,

mainly driven by higher daily banking fees and the strong

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 75
performance in investment products. Investment and other income increased by EUR 64 million, mainly due to positive treasury-related fair value adjustments and a EUR 25 million capital gain on the sale of an associate.
Operating expenses declined by EUR 70 million, mainly due to a EUR

43 million goodwill impairment and EUR 40
million of restructuring costs, both recorded in 2020. Excluding these incidental items, expenses increased by
0.8%, mainly due to higher regulatory costs, partly offset by lower staff expenses.
The addition to the provision for loan losses declined to EUR 225 million,

or 25 basis points of average customer
lending, from EUR 514 million, or 57 basis points, in

2020. Risk costs in 2021 mainly included collective
provisioning to accommodate for an update of models and Stage 3 additions for specific files, partly offset by a
partial release of management adjustments

applied in 2020.
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

40 million related to restructuring costs recorded in the
fourth quarter of 2020. The remaining increase was mainly due to higher regulatory costs and IT expenses.
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

Retail Germany
Retail Germany
Amounts in millions of euros
2021 2020 2019
Income:
Net interest income 1,447 1,587 1,579
Net fee and commission income 497 437 268
Investment income and other income 65 93 138
Total income 2,009 2,117 1,985
Expenditure:
Operating expenses 1,174 1,110 1,080
Additions to the provision for loan losses 49 57 –53
Total expenditure 1,223 1,167 1,027
Result before tax 786 950 957
Taxation 252 331 328
Non-controlling interests 4 4 3
Net result IFRS-IASB 529 615 627
Year ended 31 December 2021 compared to year ended 31 December 2020
The net result of Retail Germany (including ING in Austria) decreased by EUR 86 million,

or 14.0%, to EUR 529
million in 2021 from EUR 615 million in 2020.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 76
The result before tax declined 17.3% to EUR 786 million, compared with EUR 950 million in 2020, mainly due to
lower income and increased expenses.
Total

income fell 5.1% to EUR 2,009 million from EUR 2,117 million in 2020. Net interest income declined 8.8% as
higher revenues from lending products and the recognition of a EUR 16 million conditional TLTRO III benefit was
more than offset by the impact of the continued margin pressure on savings and current accounts. In 2021, net core lending growth (which excludes Treasury products, and the Austrian run-off portfolio as from the second quarter of 2021) was EUR 7.8 billion, of which EUR 6.8

billion was in residential mortgages and EUR 0.9 billion in
consumer lending. Net core deposits declined by EUR 3.8 billion due to net outflows in the second half of the
year, primarily reflecting the impact of the introduction of negative interest rate charging to clients with liability balances above EUR 50,000 as of November 2021. Net fee income rose by EUR 60 million, or 13.7%,
predominantly on investment products, reflecting higher assets under management, new account openings

and
higher number of brokerage trades. Investment and other income declined by EUR 28 million due to a EUR

26
million one-off loss related to the transfer of the Austrian retail banking activities to bank99 in December 2021.
Operating expenses increased by EUR 64 million, or 5.8%, to EUR 1,174 million in 2021, of which EUR 36 million
was due to higher regulatory costs, which included a catch-up following the Greensill insolvency. The remaining cost increase was mainly due to higher staff expenses and costs related to the discontinuation of the Austrian retail banking activities.

The addition to the provision for loan losses was EUR 49 million,

or 5 basis points of average customer lending,
compared with EUR 57 million, or 6 basis points, in

2020.
Year ended 31 December 2020 compared to year ended 31 December 2019
The net result of Retail Germany (including ING in Austria) decreased by EUR 12 million,

or 1.9%, to EUR 615
million in 2020 from EUR 627 million in 2019.
The result before tax declined 0.7% to EUR 950 million, compared with EUR 957 million in 2019, as higher income
largely offset the impact of higher risk costs (after a net release in 2019) and increased expenses.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 77
Retail Other
Retail Other
Amounts in millions of euros 2021 2020 2019
Income:
Net interest income 2,712 2,760 2,787
Net fee and commission income 530 412 423
Investment income and other income 361 89 298
Total income 3,602 3,261 3,509
Expenditure:
Operating expenses 2,452 2,469 2,210
Additions to the provision for loan losses 202 593 364
Total expenditure 2,654 3,063 2,574
Result before tax 949 199 935
Taxation 212 105 234
Non-controlling interests 98 55 82
Net result IFRS-IASB 639 39 619
Year ended 31 December 2021 compared to year ended 31 December 2020
Retail Other consists of the Other Challengers & Growth Markets, including the bank stakes in Asia. The net result of Retail Other increased to EUR 639 million in 2021, from EUR 39 million in 2020.
Retail Others’ result before tax rose to EUR 949 million, from EUR 199 million in 2020, mainly reflecting higher income, driven by strong fee income growth, whereas 2020 included a EUR 230 million impairment on ING’s
equity stake in TTB (Thailand) and lower risk costs.
Total

income rose by EUR 341 million to EUR 3,602 million

from EUR 3,261 million in 2020. Excluding the
impairment on TTB,

total income increased by EUR 111 million, or 3.2%. Net interest income was down

1.7% to
EUR 2,712 million, mainly reflecting lower margins on savings and current accounts, partly offset by higher
interest results from lending products and a EUR 7 million TLTRO III benefit. Net customer lending (adjusted for currency effects and Treasury) grew by EUR 8.5 billion in 2021, with growth in all countries, except Italy. Net core deposits growth, also adjusted for currency impacts and Treasury as well as the Czech Republic run-off portfolio, was EUR 4.4 billion, driven by net inflows in the non-eurozone countries with the largest increase in Poland. Net fee and commission income rose by EUR 118 million, or 28.6%, to EUR 530 million in 2021. The increase was
mainly due to higher fee income from daily banking, investment and insurance products, and was mainly visible
in Spain, Poland

and Romania. Excluding the aforementioned impairment on TTB in 2020, investment and other income increased by EUR 42 million, mainly due to higher

revenues from Financial Markets-related products.
Operating expenses declined by EUR 17 million, or 0.7%, to EUR

2,452 million from EUR 2,469 million in 2020. In
2021, expenses included EUR 166 million of incidental items,

mainly consisting of restructuring provisions and
impairments related to the announcements that ING will exit the retail banking markets in France and the Czech
Republic, while 2020 included EUR 167 million of impairments and restructuring provisions mainly related to the
Maggie programme. Excluding these incidental items, expenses declined by EUR 16 million as higher staff
expenses and legal provisions, were more than offset by among others lower IT and marketing expenses as well as lower regulatory costs.
The addition to loan loss provisions declined by EUR 391

million on 2020 to EUR 202 million, or 20 basis

points of
average customer lending. The 2021 risk costs mainly reflect net additions in Poland and Spain, partly offset by a net release in Australia.
Year ended 31 December 2020 compared to year ended 31 December 2019
Retail Other consists of the Other Challengers & Growth Markets, including the bank stakes in Asia. The net result of Retail Other decreased to EUR 39 million in 2020, from EUR 619 million in

2019.
Retail Others’ result before tax fell to EUR 199 million, from EUR 935 million in 2019, mainly reflecting impairments on TTB and the Maggie

project as well as higher risk costs.

Total

income declined by EUR 248 million to EUR 3,261

million in 2020, of which EUR 230 million related to an
impairment on ING’s equity stake in TTB. Excluding this impairment, total income decreased by EUR 18 million, or
-0.5%. Net interest income was down 1.0% to EUR 2,760 million, reflecting margin pressure on savings and current accounts, largely offset by higher interest results from lending products and Treasury.

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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 78
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
Wholesale Banking
Wholesale Banking
Amounts in millions of euros
2021 2020 2019
Income:
Net interest income 4,151 3,718 3,794
Net fee and commission income 1,197 1,069 1,135
Investment income and other income 568 609 369
Total income 5,916 5,396 5,298
Expenditure:
Operating expenses 2,926 3,218 2,937
Additions to the provision for loan losses 117 1,351 532
Total expenditure 3,042 4,568 3,469
Result before tax 2,874 827 1,830
Taxation 703 295 464
Non-controlling interests 26 20 14
Net result IFRS-EU 2,144 512 1,352
Adjustment of the EU 'IAS 39 carve-out' 1,174 –234 –878
Net result IFRS-IASB 3,318 278 474
Year ended 31 December 2021 compared to year ended 31 December 2020
The net result of Wholesale Banking increased to EUR 3,318 million in 2021 compared with EUR 278 million in
2020. The adjustment of the EU ‘IAS 39 carve-out’, included in the net result, was EUR 1,174 million in 2021,
compared with EUR -234 million in 2020, due to fair value changes on derivatives related to asset-liability-
management activities for the mortgage and savings portfolios in the Benelux, Germany, France and Czech
Republic. These fair value changes were mainly a result of changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB.
The 2021 result of Wholesale Banking also strongly recovered from the previous year when results were negatively affected by the impact of the Covid-19 pandemic. The IFRS-EU net result, which is before the adjustment of the EU ‘IAS 39 carve-out’,

increased to EUR 2,144 million from EUR 512 million

in 2020. The result
before tax rose 247.5% to EUR 2,874 million from EUR 827 million in 2020. The increase was predominantly due to lower risk costs and higher income, while operating expenses declined due to lower incidental cost items.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 79
Tota

l

income rose 9.6% to EUR 5,916 million in 2021, compared with EUR

5,396 million in 2020, reflecting higher
revenues in all product groups, with the largest increases in Lending, and Daily Banking

& Trade Finance. Net
interest income increased by EUR 433 million, or 11.6%, and was supported by a

EUR 188 million conditional
TLTRO III benefit. The increase was mainly due to higher margins on lending products and increased interest results from Treasury and Financial Markets, while the margin on customer deposits stabilised due to the increased charging of negative interest rates. The net core lending book (adjusted for currency impacts and excluding Treasury and the Lease run-off portfolio) grew by EUR 13.1 billion in 2021, mainly in Lending, primarily reflecting growth in term loans, and higher short-term facilities in Financial

Markets. Net core deposits (excluding
currency impacts and Treasury) decreased by EUR 2.6 billion. Net fee and commission income rose by EUR 128 million, or 12.0%, on 2020, mainly due to higher fee income in Trade & Commodity Finance on the back of higher
oil prices, various fee and pricing initiatives in Payments & Cash Management and higher deal flows in

Global
Capital Markets and Corporate Finance. Investment and other income decreased by EUR 41 million, primarily due to lower valuation results in Financial Markets, partly offset by higher income in Corporate Investments.
Operating expenses declined 9.1% to EUR 2,926 million from EUR 3,218 million in 2020. Expenses in 2021
included a EUR 44 million impairment on Payvision, while 2020 included a EUR 260 million goodwill impairment
and EUR 124 million of restructuring provisions and impairments. Excluding these incidental items, expenses
increased 1.7%, mainly due to higher performance-related staff expenses and increased costs for legal provisions and IT,

partly offset by the impact of continued cost-efficiency measures.
The net addition to loan loss provisions fell to EUR 117 million, or 7 basis points of average customer lending,
compared with EUR 1,351 million, or 75 basis points, in 2020.

Risk costs in 2021 mainly reflect individual Stage 3
provisioning for existing files, including the impact of updated scenarios reflecting uncertainty in recovery scenarios and valuations in certain asset classes. This was partly offset by releases in management adjustments
caused by improved macroeconomic indicators.
Lending posted a result before tax of EUR 2,141 million, up from EUR 691 million in 2020, predominantly due to
lower risk costs compared with the elevated level in 2020. Lending income rose by EUR 231 million,

or 8.0%, and
was supported by the recognition of a EUR 100 million conditional

TLTRO III benefit. The increase was mainly due
to higher lending margins and increased syndicated deal activity. Expenses increased 0.4% to EUR 983 million as higher performance-related staff expenses were offset by the impact of cost-efficiency measures.
The result before tax from Daily Banking & Trade Finance rose to EUR 375 million from EUR 246 million in 2020.
This increase was due to higher income, supported by the recognition of a EUR

24 million conditional TLTRO III
benefit, partly offset by higher expenses and risk costs. Income increased 13.3%, mainly in Trade & Commodity
Finance on the back of higher average oil prices and in Payments & Cash Management following various fee and pricing initiatives. Expenses rose 2.6%, mainly due to higher regulatory costs, partly offset by lower staff and IT
expenses.
Financial Markets recorded a result before tax of EUR 278 million, compared with EUR 230 million in 2020. The increase was mainly due to higher income, which was supported by the recognition of a EUR 60 million
conditional TLTRO III benefit and higher net fee income, partly offset by lower valuation results. The increase in income was partly offset by higher expenses, mainly due to higher performance-related staff expenses.
The result before tax of Treasury & Other was EUR 80 million compared with a loss of EUR 339 million in 2020.
The improvement was mainly due to lower expenses, as 2020 included a EUR 260 million goodwill impairment
and EUR 95 million of restructuring provisions and related impairments following the announced refocusing of
activities. Excluding these incidental items, result before tax rose by EUR 64 million, mainly due to higher
Treasury income as well as higher income in Corporate Investments, which was supported by a EUR 28 million gain on an investment in an associate, and Corporate Finance.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 80
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
EUR 192 million of collective provisions related to the worsened macro-economic indicators.
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
“Note 17 - Debt securities in issue”,

“Note 18 - Subordinated Loans” and “Note 42 – Liabilities and off-balance sheet commitments by maturity”

in the consolidated financial statements.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 81
For information on currency and interest rate structure, see “Additional information

– ING Group Risk
Management section Market risk” and “Additional information – ING Group Risk Management section Funding and liquidity risk”.
For information on the use of financial instruments for hedging purposes, please see “Note 40 - Derivatives and
hedge accounting” in the consolidated financial statements.
ING Group Consolidated Cash Flows
cash and cash equivalents

Amounts in millions of euros 2021 2020 2019
Treasury bills and other eligible bills
23 0 43
Amounts due from/to banks
1,122 478 786
Cash and balances with central banks
106,520 111,087 53,202
Cash and cash equivalents at end of year
107,665 111,566 54,031
Year ended 31 December 2021 compared to year ended 31 December 2020
Net cash flow from operating activities amounts to EUR -14,943 million for the year-end 2021, compared to EUR
101,243 million at 31 December 2020. The decrease in

cash flow from operating activities of EUR 116,186 million
in 2021 is explained by lower cash inflows from Loans and advances to/from banks (EUR 44,378 million),

higher
cash outflows to loans and advances to customers (EUR 30,736 million), lower cash inflows from customer deposits (EUR 29,401 million) and higher cash outflows

to Trading assets and liabilities (EUR 8,186 million).

Net cash flow from investing activities amounts to EUR 6,220 million for the year-end 2021 compared to EUR -
8,487 million in 2020. The net cash flow from investing activities increased by EUR

14,707 million and is explained
by a net increase from Securities at amortised costs of EUR 7,592 million and from Financial assets at fair value
through OCI of EUR 6,942 million.

Net cash flow from financing activities amounts to EUR 5,387 million in 2021, compared to EUR -34,796 million in
2020. The increase of EUR 40,183 million is explained by

a net increase of EUR 42,867 million of debt securities
offset by higher dividend payments of EUR 2,379 million and the share buyback programme for an amount of
EUR 1,604 million at year-end 2021.

The operating, investing and financing activities described above result in a decrease of EUR 3,335 million in cash
and cash equivalents to EUR 107,665 at year end 2021

including exchange rate effect on cash and cash
equivalents of EUR -565 million.
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
C.

Research and development, patents and licenses, etc.
Not applicable.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 82
D.

Trend information
For information regarding trend information, see Item 5.A of this Form 20- F.
E.

Critical Accounting Estimates
Reference is made to Note 1 ‘Basis of preparation and significant accounting policies' to the consolidated financial statements for detailed information on Critical Accounting Estimates.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 83
Item 6. Directors,

Senior Management and
Employees
A.

Directors and senior management
Executive Board
Roles and responsibilities

The Executive Board is entrusted with the management of ING. This includes the day-to-day management of the business and strategy of ING (including long-term value creation), which responsibility is vested in the members
of the Executive Board collectively.

The organisation, main roles and responsibilities of the Executive Board are set out in the Management Board Charter, available on ing.com.
The Executive Board performs its activities under the supervision of the

Supervisory Board. The Articles of
Association, the Management Board Charter and the Supervisory

Board Charter outline which resolutions of the
Executive Board are subject to approval by the Supervisory Board.
ING Group indemnifies the members of the Executive Board against direct financial losses in connection with
claims from third parties filed, or threatened to be filed, against them by virtue of their service as a member of
the Executive Board, as far as permitted by law, on the conditions laid down in the Articles of Association and their commission contract. ING Group has taken out liability insurance for the members of the Executive Board.
Composition and diversity
ING’s Executive Board consists of the chief executive officer (CEO), the chief financial officer (CFO) and the chief risk officer (CRO). The Executive Board is composed to be adequate and balanced,

with a diverse selection of
persons with knowledge, skills and executive experience, preferably gained in the banking sector, experience in corporate governance of large stock-listed companies and experience in the political and social environment in which such companies operate. In addition, there should be a good balance in the experience of and affinity with
the desired nature and culture of the business of ING. ING also takes account of factors such as nationality,
gender, age and education for the composition of the Executive Board.

The Supervisory Board is responsible for selecting and

nominating candidates to the General Meeting for
appointment or reappointment to the Executive Board, among others based on the Executive Board profile, which is available on ing.com. The Supervisory Board regularly assesses the composition of the Executive Board.

As part of this:
(i) bench strength and succession planning for Executive Board positions are continuous attention points, as part of which the career development of potential internal candidates for such a role is complemented with potential talent from outside the bank.
(ii) a long-term view is taken including steps to improve the appointment of women in senior positions throughout the bank, in line with the adopted diversity and inclusion principle.
The above was also applied when looking at the Executive Board composition changes in 2021, when the CRO
position became vacant with the position change of Steven van Rijswijk – from CRO to CEO – on 1 July

2020. The
Supervisory Board initiated the succession planning

for a new CRO, resulting in Ljiljana Čortan being appointed as the CRO of ING Bank and member of the Management

Board Banking as of 1 January 2021. Furthermore,

the
Supervisory Board proposed to appoint her as member

of the Executive Board at the General Meeting 2021. The
General Meeting approved this proposal. In terms of the dimensions of diversity, Ljiljana Čortan added both nationality and gender diversity to the Executive Board and Management Board Banking.
The Gender Diversity Act, which entered into force in the Netherlands on 1 January 2022,

requires ING to set
appropriate and ambitious targets for gender diversity in its Executive Board and senior management. ING’s target for gender diversity in the Executive Board is set at 30%.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 84
Appointment, suspension and dismissal
(Proposed) members of the Executive Board are appointed, suspended and dismissed by the General Meeting.
Candidates for appointment to the Executive Board are assessed by the Dutch Central Bank and European Central
Bank (DNB and ECB) for suitability and reliability and must continue to meet these criteria while in function.
For the appointment of Executive Board members, the Supervisory Board may draw up a binding list of candidates,

which may be rendered non-binding by the General Meeting. A resolution of the General Meeting to
render this list non-binding, or to suspend or dismiss

Executive Board members without this being proposed by
the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. The quorum requirement cannot be waived in a second General
Meeting. This ensures that significant shareholder proposals cannot be adopted in a General Meeting with a low
attendance rate and can only be adopted with substantial support of ING Group’s shareholders.
Remuneration and share ownership
Details of the remuneration of members of the Executive Board, including shares granted to them, are set out in the ‘Remuneration report’.
Members of the Executive Board are permitted to hold shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Executive Board in these shares need to comply with the
ING regulations for insiders, which are available on ing.com.
Ancillary positions
Members of the Executive Board may hold other positions.

No member of the Executive Board has corporate
directorships at listed companies outside ING.

Transactions involving actual or potential conflicts of interest
In accordance with the DCGC, transactions with members of the Executive Board in which there are significant conflicts of interest are disclosed in the Annual Report.

If a member of the Executive Board obtains financial products and services,

other than loans, which are provided
by ING Group subsidiaries in the ordinary course of business on terms that apply to all employees, this is not
considered a significant conflict of interest and is not reported. Banking and financial products in which the
granting of credit is of a secondary nature, e.g., credit cards and overdrafts in current account, are not considered a loan for this purpose and therefore not reported.

For an overview of loans granted to members of the Executive Board, see the ‘Remuneration report’.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 85
Information on the members of the Executive Board

on 31 December 2021
Steven van Rijswijk was appointed as CEO and chairman of the Executive Board and the Management Board
Banking with effect from 1 July 2020. He has been a member of the

Executive Board since 8 May 2017. Before
his appointment as CEO, he was ING’s CRO. The Supervisory Board proposed to the shareholders to reappoint him as member of the Executive Board of ING Group at the General Meeting 2021,

since his term of
appointment as a member of the Executive Board expired at the end of the General Meeting 2021.

He is
responsible for the proper functioning of the Executive Board and Management Board Banking; formulating, communicating and delivering ING’s strategy,

including environment, social and governance (ESG); and the
communication with the Supervisory Board.

Steven van Rijswijk joined ING in 1995 in the Corporate Finance department holding various positions in the
areas of Mergers and Acquisitions and Equity Markets. Before becoming a member of the Executive Board, he was global head of Client Coverage at Wholesale Banking.

Steven holds a master’s degree in business economics from Erasmus University Rotterdam (the Netherlands).
Relevant positions pursuant to CRD IV
CEO and chairman of the Executive Board of ING Groep N.V.

and the Management Board Banking of ING Bank
N.V.

Other relevant ancillary positions

Member of the management board of the Dutch Banking Association

(Nederlandse Vereniging van Banken),
member of the board of directors of the Institute of International Finance, Inc.
Tanate Phutrakul

was appointed as CFO and member of the Management Board Banking with effect from 7
February 2019 and as a member of the Executive Board of ING

Groep N.V.

at the General Meeting 2019. He is
responsible for formulating and communicating ING’s financial strategy (including internal and external financial reporting), budgeting, cost control and the financing of the company; business performance reporting
and analysis, among which measuring adherence to financial

targets; capital and liquidity management;
investor relations; regulatory & international affairs; global economic research; and the communication to the
Audit Committee and Supervisory Board on the aforementioned topics.
Before his appointment to the Executive Board, he was ING Group controller in Amsterdam and between
2015-2018 he was the chief financial officer of ING in Belgium.
Tanate holds a master’s degree in Engineering from Imperial College, University of London, and an MBA from
Harvard Business School.
Relevant positions pursuant to CRD IV
CFO and member of the Executive Board of ING Groep N.V.

and the Management Board Banking of ING Bank
N.V.

Other relevant ancillary positions
None.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 86
Ljiljana Čortan was appointed as CRO and member of the Management

Board Banking with effect from 1
January 2021. At the General Meeting 2021, Ljiljana Čortan was appointed as a member of the Executive
Board. She is responsible for formulating ING’s risk framework and risk appetite; assessing, creating and maintaining risk awareness; developing financial and non-financial risk governance, policies,

methodologies
and guidance; managing risk model landscape and

developing analytics capabilities; monitoring compliance,
risk management, the execution of control activities and risk behaviour; and risk reporting.

Prior to her appointment at ING, she was a member of the management board and chief risk officer at
HypoVereinsbank (HVB) - UniCredit Bank in Germany.

Ljiljana holds a master’s degree in business finance from the University of Zagreb.

Relevant positions pursuant to CRD IV
CRO and member of the Executive Board of ING Groep N.V.

and the Management Board Banking of ING Bank
N.V.

Other relevant ancillary positions
None.
Supervisory Board
Roles and responsibilities

The Supervisory Board supervises (i.e.

assesses, oversees, monitors, constructively challenges, scrutinises

and
discusses) the policy (beleid)

of the Executive Board and the general course of affairs of ING and the business connected with it.

The Supervisory Board provides the Executive Board with advice. The responsibility for
supervising and advising the Executive Board is vested in the Supervisory

Board collectively. The organisation,
powers and modus operandi

of the Supervisory Board are set out in the Charter

of the Supervisory Board,
available on ing.com.

In performing their duties, the members of the Supervisory

Board are required to:

•
be guided by the interest of ING and the business connected with it, thereby carefully balancing the interests
of all stakeholders of ING and in this consideration give paramount importance to the customer’s interest, as set out in the Dutch Banker’s Oath;

•
foster a culture focused on long-term value creation, financial and non-financial risk awareness, compliance with ING’s risk appetite, responsible and ethical behaviour and stimulate openness and accountability within
ING and its subsidiaries;
•
act without mandate and independent of any interest in the business of ING; and
•
ensure that the Supervisory Board functions effectively.
The Articles of Association, the Management Board Charter and

the Supervisory Board Charter outline which
resolutions of the Executive Board are subject to approval by the Supervisory Board.
In accordance with the Articles of Association ING Group indemnifies the members of the Supervisory Board as
far as legally permitted against direct financial losses in connection with claims from third parties filed or threatened to be filed against them by virtue of their service as a member of the Supervisory Board.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 87
Composition and diversity
ING’s Supervisory Board is composed to be adequate and balanced,

with a mix of persons with knowledge, skills
and executive experience, preferably gained in the banking sector,

experience in corporate governance of large
stock-listed companies and experience in the political and social environment in which such companies operate.
In the selection of Supervisory Board members, ING strives

for a balance in nationality, gender,

age, and
educational and work background. In addition, there should be a balance in the experience and affinity with the
nature and culture of the business of ING and its subsidiaries.
The Supervisory Board is responsible for selecting and

nominating candidates for appointment or reappointment
to the Supervisory Board, among others based on the Supervisory

Board profile, which is available on ing.com.
The Supervisory Board regularly assesses the composition

of the Supervisory Board.

ING believes that former members of the Executive Board can make a valuable contribution to the Supervisory
Board.

It has therefore been decided, also taking into account the size of the Supervisory Board and

ING’s wide
range of activities,

that they may become members of the Supervisory Board of ING

Group,

but not in the
position of chairman or vice-chairman.

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

In 2021, three out of nine members of the Supervisory

Board were female. We believe the Supervisory Board is
also well-balanced in terms of other relevant diversity aspects. Overall, the preferred emphasis on members with a financial or banking background has been maintained. In

terms of nationality, the ratio between Dutch and
non-Dutch nationalities in 2021 was 56 - 44%.
According to the Gender Diversity Act, which entered into force in the Netherlands on 1 January 2022, ING is required to comply with a gender diversity quota of one third male and one third female for its Supervisory
Board. Currently, the Supervisory Board is compliant.
Appointment, suspension and dismissal
Members of the Supervisory Board are appointed, suspended and dismissed by the General Meeting.

Candidates for appointment to the Supervisory Board are assessed by DNB and the ECB for suitability and
reliability and must continue to meet these criteria while in function.

For the appointment of Supervisory Board members, the Supervisory

Board may draw up a binding list of
candidates,

which may be rendered non-binding by the General Meeting. A resolution of the General Meeting to
render this list non-binding, or to suspend or dismiss

Supervisory Board members without this being

proposed by
the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. The quorum requirement cannot be waived

in a second General
Meeting. This ensures that significant proposals of shareholders cannot be adopted in a General Meeting with a
low attendance rate and can only be adopted with substantial support of ING Group’s shareholders.
Term of appointment of the Supervisory Board members
As a general rule, Supervisory Board members step down from the Supervisory

Board in the fourth, eighth, tenth
or twelfth year after their initial appointment. They are eligible for re-appointment in the fourth year after their initial appointment and, with explanation, also in the eighth and tenth years.
The Supervisory Board may deviate from this general rule under special circumstances and with explanation, for
instance to maintain a balanced composition of the Supervisory Board and/or to preserve valuable expertise and
experience. The retirement schedule is available on ing.com.
Ancillary positions/conflicting interests
Members of the Supervisory Board may hold other positions,

including directorships, either paid
or unpaid.

CRD IV restricts the total number of supervisory board positions or non-executive directorships with commercial
organisations that may be held by a Supervisory Board member to four, or to two, if the Supervisory Board member also has an executive board position. The ECB may, under special circumstances, permit a Supervisory
Board member to fulfil an additional supervisory

board position or non-executive directorship. Positions with, inter alia, subsidiaries or qualified holdings are not taken into account in the application of these restrictions.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 88
Such positions may not conflict with the interests of ING Group. It is the responsibility of the individual member
of the Supervisory Board and the Supervisory

Board collectively to ensure that the directorship duties are performed properly and are not affected by any other positions that the individual may hold outside ING

Group.

Members of the Supervisory Board are to disclose any potential conflicts of interest (including potential conflicts of interest) and to provide all relevant information relating to them. The Supervisory Board – excluding the member concerned – decides whether a conflict of interest exists.
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
If a member of the Supervisory Board obtains financial

products and services, other than loans,

which are
provided by ING Group subsidiaries in the ordinary course of business on terms that apply to all employees, this
is not considered to be a material conflicting interest.

Banking and financial products in which the granting of
credit is of a secondary nature, e.g., credit cards and overdrafts in current account are not considered a loan for this purpose and are therefore not disclosed.

For an overview of loans granted to members of the Supervisory Board, see the ‘Remuneration report’.
Independence
The members of the Supervisory Board are requested to assess annually whether or not they are independent as
set out in the DCGC and to confirm this in writing. On the basis of these criteria, all members of the Supervisory
Board are to be regarded as independent on 31 December 2021. On the basis of the

NYSE listing standards, all
members of the Supervisory Board are also to be regarded as independent.
Permanent committees of the Supervisory Board
On 31 December 2021, the Supervisory

Board had four permanent committees: the Risk Committee, the Audit
Committee, the Nomination and Corporate Governance Committee and the Remuneration Committee.

Separate charters have been drawn up for the Risk Committee, the Audit Committee, the Nomination and
Corporate Governance Committee and the Remuneration Committee. These charters are available on ing.com.

Read more about the composition and the duties of the committees in

‘Supervisory Report’ and on ing.com.
Remuneration and share ownership

Remuneration of the members of the Supervisory Board is determined by the

General Meeting and does not
depend on the results of ING Group. Details of remuneration are set out in the ‘Remuneration report’. Members of the Supervisory Board are permitted to hold shares in the share capital of ING

Group for long-term investment
purposes. Details are given in the ‘Remuneration report’. Transactions by members of the Supervisory Board in these shares need to comply with the ING insider regulations,

which are available on ing.com.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 89
Information on the members of the Supervisory Board

on 31 December 2021
Relevant positions pursuant to CRD IV
Chairman of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

and supervisory board member of HAL Holding N.V.
Other relevant ancillary positions
Member of the Temasek European Advisory Panel of

Temasek Holdings Private

Limited and Chairman of the Supervisory Council of
SEO Amsterdam Economics.
Relevant positions pursuant to CRD IV
Vice-chairman of the Supervisory Board of ING Groep N.V./ING

Bank N.V.,

non-executive chairman of Athla Capital Management
Limited, non-executive chairman of Travelex

Topco Limited and non-executive

chairman of the board of Satsanga Fintech Holdings.
Other relevant ancillary positions
Non-executive chairman of Mauritius Africa FinTech

Hub.
Relevant positions pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

and non-executive member of the board of directors and
member of the audit committee, the compensation committee and the risk committee of Credit

Suisse Group AG and Credit
Suisse AG.
Other relevant ancillary positions
None.
Relevant positions pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

and non-executive director of ContourGlobal Plc.

Other relevant ancillary position
Member of the Advisory Council of the Bucharest Academy of Economic Studies, Romania,

member of the board of Envisia –
Boards of Elite and member of the board of Teach

for Romania.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 90
Relevant positions pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.,

member of the supervisory board and chairwoman of the
audit committee of Fraport AG, member of the supervisory board and member of the audit committee of AMS AG, and member of the supervisory board of Marquard & Bahls AG.

Other relevant ancillary positions
Chairwoman of the Employers Association of Kölnmetall and member of the German Corporate Governance

Commission.
Relevant positions pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.,

deputy chairman of the supervisory board of HAL Holding
N.V.,

chairman of the supervisory board of BE Semiconductor Industries N.V.

and non-executive chairman of the board of
directors of Fortino Capital Partners N.V.
Other relevant ancillary positions
Chairman of the board of Utrecht University Fund (the Netherlands), chairman of the executive committee of Vereniging Aegon
and external advisor to the management committee of De Brauw Blackstone

Westbroek N.V.
Relevant positions pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.
Other relevant ancillary positions

None.

Relevant positions pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.,

CEO of Cardano Risk Management B.V.

and CFO of Cardano
Holding Limited.
Other relevant ancillary positions
Chairman of the Curatorium VU Amsterdam “Risk Management for

Financial Institutions”.
Relevant positions pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

and CEO of PostNL N.V.

Other relevant ancillary positions
Member of the supervisory board, member of the audit committee of Het Concertgebouw N.V,

member of the advisory council
of Goldschmeding Foundation and member of the Board of VNO-NCW (inherent to her position at Post

NL N.V.).

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 91
B. Compensation
Remuneration

report
FOR INFORMATION ONLY

Covid-19 continued to affect our business and our customers

throughout 2021, despite signs of
economic recovery.

Towards

the end of the year, new

waves of outbreaks brought new
uncertainties. This, along with developments such as supply chain disruptions, rising energy prices and rising inflation, all had an influence on our customers, our employees and our performance.
Yet

ING achieved good results.

Both financial and non-financial performance are important factors in our assessment of recognition and rewards
for our employees, including our senior management and Executive Board. To the latter,

ING welcomed Ljiljana
Čortan as chief risk officer in 2021. Ljiljana joined ING

on 1 January from HypoVereinsbank-Unicredit in Germany
and was formally appointed by shareholders at the Annual General Meeting in April. We’re delighted to have her in our Executive Board.

Our view on remuneration
ING’s remuneration approach is designed to attract, motivate and retain colleagues who have the skills, abilities, values and behaviours needed to deliver on our purpose and strategy. We seek to effectively reward success and avoid rewarding for failure.

We aim to offer well-balanced remuneration that focuses on creating short-

and long-term value for our
stakeholders and on contributing to the long term performance of the company, where achieving targets in areas such as customer centricity, risk and regulatory, sustainability,

and people, are just as important as financial
results. Achieving the balance between our function as a

bank and managing the inherent risks this brings is also
reflected in our remuneration approach.
To ensure our approach to remuneration is aligned with the views of our stakeholders, we have an ongoing dialogue with regulators, customers, shareholders, works councils and other stakeholder groups about our remuneration approach, strengthening the link between performance and remuneration outcomes. In 2021, these discussions included the application of ING’s remuneration approach in relation to the impact of Covid-19 on ING and its stakeholders.

We also consider the feedback received as part of our regular contacts with our stakeholders,

for example around increased transparency on how performance impacts variable remuneration.
These interactions will continue in 2022, also in relation to determining the topics that are most material to our stakeholders.
Environmental, social and governance
One topic gaining increasing prominence in these stakeholder dialogues, is ING’s environmental, social and
governance (ESG) approach and performance. Recognising the urgency to accelerate climate action, and building on our experience in the field, we are working on plans to align the targets for our lending portfolio to our net-
zero ambition and to fully embed climate risk into our risk framework.

These are also two of the 2021 performance indicators on which the Executive Board members are assessed.
Other environmental performance indicators in 2021 relate to increasing the number of green and sustainable transactions and growing the sustainable part of the investment portfolio. Of course, ESG is more than just climate, and for 2022 we’ve created an ESG target that incorporates sustainability,

risk and regulations and
people metrics.

Diversity

As an employer, ING strives to create a diverse workplace where everyone feels included and has access to the same opportunities.

Collectively, ING meets the core principle of our diversity policy for no group or level to comprise more than 70% of the same gender, nationality or age. However, within individual teams and on a country level there are different and complex challenges in achieving the diversity we aim for.

Finding the right
people for leadership positions is especially challenging –

not only for ING.

New legislation in the Netherlands will require

listed companies to improve the gender diversity in their
boardrooms. From 1 January 2022, there are quota for new Supervisory Board appointments to ensure men and
women each hold at least one third of seats. The second measure requires companies to set ‘appropriate and

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 92
ambitious’ targets for improving gender diversity on their management boards and at senior management levels and to report annually on their progress.

At Board level, we look at diversity in a broad sense. After the appointment of Ljiljana Čortan as chief risk officer, our Executive Board is now 33% female. At Supervisory Board and Executive Board level, ING is one of only 16 companies in the Dutch Female Board index to achieve this, and the highest-ranking

Dutch bank.

At Management Board Banking level, 25% of members are women following the restructuring of the board in
2021 to split the roles of operations and technology, which introduced an additional (male) board member. More broadly, the number of women in management remained stable at 37% of managers and 30% managers of managers – similar to 2020. ING is committed to redressing the imbalances that still exist, for example by accelerating the development of internal successors and attracting more diverse candidates from the external market. Going forward, ING will report on gender diversity for senior management at job levels 22 and above in its new global job architecture (GJA) classification introduced at the end of 2021.

On the topic of equal pay, the GJA will support us in our analysis to ensure men and women are paid the same for doing work of equal value. It’s a principle of ING’s Remuneration Regulations Framework. Further in this report we explain our Gender Pay Project. The gender pay gap is a societal issue that has long affected women in the workplace, and policies alone will not bring about

change. There needs to be a greater understanding of the
social dynamics behind the reasons for the differences in earning power in order to bring about real change.
ING’s new GJA will help us to compare and match capabilities across the organisation and provide greater transparency into remuneration. ING is also committed to analysing gender pay and disclosing annually on progress towards closing the gap starting in our 2022 Annual Report.
This report
The 2021 Remuneration Report reflects the remuneration policies introduced in 2020 for the Executive Board and Supervisory Board members. These were drawn up in close consultation with our various stakeholder groups
and approved by shareholders at the 2020 AGM. The policies are in line with the Dutch

Banking Code. Total
direct compensation of the Executive Board is below the median of the peer group of eight comparable Dutch
companies and eight relevant European financial services providers.
In preparing this report, we took notice of the draft (non-binding) ‘Guidelines on the standardised presentation
of the remuneration report’ from the European Commission published in March 2019.

The 2021 Remuneration Report is subject to an advisory vote at the Annual General Meeting in

April 2022. In it,
we look back on the year 2021 and report on ING’s performance, as well as the factors that influenced its business results and subsequently remuneration. We explain how we implement the remuneration policies for members of the Executive and Supervisory Boards and share details of the remuneration awarded to these members in 2021. We also set out the key performance indicators for the year ahead, particularly with regard to non-financial performance in ESG areas.
In line with ING’s commitment to increase transparency and accountability, we provide insight into the organisational and personal performance objectives of the Executive Board members. We aim to clarify the performance metrics used for awarding variable remuneration, how targets are set and achievements are measured, as well as the risk assessment process pre- and post-award, which can influence remuneration.
In addition, we set out the remuneration approach that applies to all other ING employees, including the
principles for remuneration, the performance management process and how it links to remuneration.
Performance year 2021
Despite challenging conditions, commercial lending margins improved in 2021, and we saw strong fee growth in
daily banking activities and investment products. We were able to release some of the Covid-19-related provisions taken earlier and resumed capital distribution to shareholders via dividends and a share buyback programme. At the same time, we decided to discontinue several activities we believe will not achieve the required scale in a reasonable time and to exit the Retail markets in Austria, Czech Republic and France. This was part of an ongoing assessment to ensure we’re using our capital effectively in areas with the most growth potential and viable returns. Overall, ING’s full-year 2021 result before tax rose 78%.
The Supervisory Board agreed that the Executive Board did well to deliver these results, while also growing
primary customer numbers and executing on making ING safe, secure and compliant, a healthy business, data-
driven digitalisation and sustainability. Based on a thorough and balanced assessment of the performance of each Executive Board member against their objectives, ING’s results, their behaviour and risk and compliance matters, the Supervisory Board decided to award variable remuneration at 17% of the maximum 20% cap to the chief executive office and chief risk officer and 18% for the chief financial officer. No increase is proposed to their fixed remuneration for 2022, in context of the broader workforce dynamics and taking into consideration our stakeholder perspectives.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 93
For all other eligible staff, variable remuneration can be discretionary or collective and is awarded based on criteria for overall group performance, business line and individual performance. At least half of these targets must be non-financial. In 2021, the total amount awarded was higher than the previous year, reflecting ING’s good results amidst growing confidence in the economy.
Looking ahead at 2022, we will continue to engage with stakeholders on the topic of remuneration, and in particular with regard to variable compensation and the achievement of ESG-related non-financial targets.
In closing, I want to thank all ING employees for their continuing support and dedication to ING, our customers
and other stakeholders. It hasn’t always been easy, yet they remain the power behind ING’s purpose.
Herna Verhagen
Chair of the Supervisory Board Remuneration Committee

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 94
Remuneration

report Executive

Board and Supervisory Board

FOR ADVISORY VOTE AT

2022

ING GROEP N.V.

ANNUAL GENERAL MEETING (AGM)
About this report
This Remuneration Report is based on the remuneration policies for the Executive Board and Supervisory
Board.

This section of the report is the Remuneration Report as referred to in the Dutch act implementing the
Shareholder Rights Directive II (SRD II). It will be presented to shareholders at the 2022

AGM for an advisory
vote. An explanation of how the results of this vote are taken into account will be included in the 2022
Remuneration Report.
With this Remuneration Report we provide greater transparency compared to previous years on the non-
financial

performance elements of the Executive Board members and their variable remuneration awards related to performance year 2021. We also disclose the target setting for non-financial performance KPIs (key performance indicators) for the Executive Board members and weightings of 2022 financial and non-financial measures.

2021 AGM
The 2020 Remuneration Report was presented for an advisory vote at the AGM held on 26 April 2021
(hereafter called the 2021 AGM). The outcome was that 98.19%

of shareholders were in favour of the report.
There were no specific requests from shareholders.

We recognise that remuneration is an important topic for many stakeholder groups and that viewpoints on the topic may vary. The Supervisory Board is fully committed to ensuring that our approach to remuneration achieves a balance between the best interests

of ING and the viewpoints of our stakeholders. Stakeholder
engagement is a key element in the formulation of our remuneration policies. The Supervisory Board will continue to foster a transparent dialogue on remuneration and future policy amendments.

Board changes and business events in 2021
Steven van Rijswijk was reappointed as a member of the Executive Board at the 2021 AGM for another four-
year period lasting until the end of the 2025 AGM.

Ljiljana Čortan was appointed as chief risk officer (CRO) of ING Bank N.V. and a member of the Management
Board Banking from 1 January 2021. At the 2021 AGM, shareholders appointed Ljiljana Čortan to the Executive
Board for a four-year period .
Following this appointment, she also became the chief risk

officer of ING Group.
Her remuneration package is in line with the Executive Board remuneration policy and is similar to the remuneration package of the previous CRO.
Shareholders at the 2021 AGM also approved the reappointment of Hans Wijers and Margarete

Haase to the
Supervisory Board for another four-year period.

In addition, shareholders approved the appointment of
Lodewijk Hijmans van den Bergh as a new member to the Supervisory

Board for a four-year period.

Main decisions on the remuneration of the Executive Board and

Supervisory
Board for 2022
The following decisions were taken in relation to remuneration for 2022:

no changes to the Executive Board and Supervisory Board remuneration policies will be proposed;
the Supervisory Board and Executive Board jointly agreed that the Executive Board would forgo an increase in their fixed remuneration for 2022, taking into consideration our various stakeholder perspectives as well as the broader workforce dynamics. At the same time, the Supervisory

Board is
aware this will be the second year of no increase and will keep a close eye on this in 2023, also in the
context of broader inflationary and economic developments; and
no changes to the applicable fees for the Supervisory Board members will be made for 2022.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 95
Remuneration

Executive

Board
Executive Board remuneration policy
The Executive Board remuneration policy complies with applicable laws and regulations and is in line with the
remuneration principles that apply to all ING employees.
The Executive Board remuneration policy,

which was adopted by shareholders during the 2020 AGM, is
disclosed in full on ing.com under the section ‘Remuneration’. In line with this policy, the remuneration of the
Executive Board members is designed to attract, motivate and retain leaders. Retention is an important goal since this contributes to long-term performance.

Should policy changes be proposed, we will first consult with our stakeholders about the proposed changes, after which a revised version of the Executive Board remuneration policy will be submitted for adoption by shareholders at the General Meeting before it becomes effective. For 2022, no changes are proposed. Please note that the following paragraphs, present a brief summary of the current applicable Executive Board remuneration policy.
Total direct compensation

Total

direct compensation is the total of fixed and variable remuneration, excluding benefits such as pension and allowances.

Total

direct compensation for the Executive Board members is determined and reviewed annually by the
Supervisory Board. In line with the Executive Board remuneration policy, the Executive Board’s total direct compensation for 2021 was compared to a peer group as formulated in the Executive Board remuneration policy. The peer group is based on five guiding principles, reflecting ING’s current profile, and further explained in the Executive Board remuneration policy. In short,

these principles can be described as follows.
Guiding principle Short description
Geography ING is headquartered in the Netherlands and has an international profile
Talent market ING is increasingly experiencing a cross-pollination of talent across sectors/industries, not limited to traditional banking competitors
Size
ING acknowledges the importance of including companies

that are broadly
comparable in terms of size and complexity
Governance framework
ING is subject to the Dutch (financial services)

regulatory framework and
operates within a Dutch stakeholder environment
Balancing ING acknowledges the importance of retaining sight of relevant peer companies that do not match on the other criteria
In line with the Dutch Banking Code, the peer group consists of both financial and non-financial companies,
taking into account the relevant international context. In addition, the Supervisory Board decided to exclude the UK and Switzerland from our peer group, due to different pay structures in their financial sectors.
Substantially smaller banks and companies were also excluded because these are less complex compared to large financial institutions like ING. The composition of the peer group is explicitly not included in the Executive
Board remuneration policy. Following an external and independent review in line with the Executive Board remuneration policy in 2021, the current peer group composition remains unchanged and comprised: 1
ABN AMRO Ahold Delhaize BBVA Deutsche Bank
Aegon ASML Banco Santander Intesa Sanpaolo
NN Group Heineken BNP Paribas
Société Générale

Rabobank Philips Crédit Agricole
UniCredit

In line with the requirements laid down in the Dutch Banking

Code the actually earned total direct
compensation of the Executive Board members under the Executive Board remuneration policy should be below the market median of the peer group. The calculation of pay positioning of the Executive Board
members against the peer group is performed on that basis (i.e. actual fixed salary plus actual variable
remuneration).

The Executive Board members are paid well below the median.

1 The exact composition of the peer group is disclosed in the Annual Report retroactively.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 96
Deferred element (60%)
Up-front award (40%)
40% is awarded up front with five-
year holding period
Vesting
Award & Vesting
Deferred 60% vests pro-rata
(12%) each year
One-year holding period
Vesting
Vesting
Vesting
Vesting
Fixed remuneration
The individual base salaries are set according to the role, responsibilities and experience of each Executive
Board member with reference to market practice. The Remuneration Committee reviews the individual base salaries of the Executive Board members annually

and advises the Supervisory Board

on this. The Supervisory
Board has the discretion to increase the individual base salaries.

The below factors are given consideration in
determining their base salaries:
the individual’s level of skill and performance;
internal pay ratios and salary increases for other employees within ING;
remuneration level at the external peer group;
public indexation reference points (e.g. consumer price index); and
stakeholder views.
Variable remuneration
Variable remuneration for Executive Board members is limited to a maximum of 20% of base salary in line with legislative requirements. At least 50% of this is based on non-financial performance criteria. The

Executive
Board remuneration policy provides for an at target variable remuneration of 16% of base salary. If performance criteria are exceeded, the Supervisory Board can increase the variable component to the maximum. If performance is below target, the variable component will be decreased, potentially down to zero.
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
For further details on the pay-out of variable remuneration please see the Executive Board remuneration policy which is disclosed in full on ing.com under

the section ‘Remuneration’.

On the right side the pay-out scheme of variable remuneration for Executive Board members is illustrated.
* Fully delivered in shares.
Performance
year awarded
Total variable remuneration relating to

performance year 2021 comprises *
2021
2022
2023
2024
2025
2026
2028
2027

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 97
Pension
All members of the Executive Board participate in the Collective Defined Contribution pension plan, which is
accrued on an annual salary of up to €112,189

for 2021. This is the same as for all employees working in the
Netherlands without a supplementary pension scheme.

Executive Board members are compensated for the
lack of pension accrual above this amount by means of

a savings allowance (see 'Benefits'), to be determined
annually,

on the same terms that apply to other participants in the Dutch pension scheme. The set-up of this
compensation for the lack of pension accrual is in line with best practices in the Netherlands.
Benefits
Executive Board members are eligible for additional benefits, such as:

the use of a company car or driver service;

contributions to company savings plans;

individual savings allowance;
expatriate allowances (if applicable);

banking and insurance benefits from ING (on the same terms as for other employees of ING in the
Netherlands);

tax and financial planning services to ensure compliance with the relevant legislative requirements.
Tenure
Members of the Executive Board are appointed by shareholders at the General Meeting for a maximum period of four years. They may be reappointed by shareholders at the General Meeting in line with ING’s Articles of
Association and applicable rules and regulation. Executive Board members have a commission contract for an indefinite period. ING has the option to terminate the contract if a member is not reappointed by shareholders at the General Meeting,

or if their membership of the Executive Board is terminated. There is a three-month notice period for individual board members and a six-month notice period for ING. During this time the board
member continues to work and in principle remains eligible

for all agreed remuneration components.
In the event of an involuntary exit, Executive Board members are eligible for an exit arrangement. If termination of the contract is based on mutual agreement, the Executive Board member is eligible for a
severance payment. These arrangements are subject to specific requirements (e.g. limited to a maximum of one year of fixed base salary and under the condition that

there should be no reward for failure). Should an
Executive Board member depart voluntarily or in circumstances involving fraud, gross negligence, wilful misconduct or any activity detrimental to ING, no severance payment or award of variable remuneration over the performance year will be made and outstanding deferrals will lapse.
Periodic review of the Executive Board remuneration policy and the remuneration
awarded
In accordance with the Executive Board remuneration policy, the Supervisory Board annually determines the actual remuneration for members of the Executive Board, based on advice from the Remuneration Committee of the Supervisory Board.

The Remuneration Committee’s responsibilities include preparing the Supervisory Board for decisions regarding the individual remuneration of members of the Executive Board. In performing it’s tasks the
Remuneration Committee takes note of the views of individual Executive Board members with regard to the amount and structure of their own remuneration. Remuneration proposals for individual Executive Board members are drawn up in accordance with the Executive Board remuneration policy and cover the following aspects: remuneration structure, peer group review, the amount of the fixed and variable remuneration components, the performance criteria used, scenario analyses that were carried out and, if and when
considered appropriate stakeholder engagement, the pay ratios within the company and its affiliated enterprises. In the performance of its tasks the Remuneration Committee works together with the Risk
Committee.

Special employment conditions
In line with the Executive Board remuneration policy, the Supervisory Board may decide to temporarily apply special employment conditions, for example to secure the recruitment of new executives in exceptional circumstances when this is necessary to serve the long-term interests and sustainability of ING as a whole, or to
assure its viability. In 2021, there were no such employment conditions granted.
2021 Remuneration Executive Board
This section includes details of remuneration for Executive Board members relating to the period served on the
Executive Board in 2021.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 98
In anticipation of the new Dutch Corporate Governance Code and in line with the recommendation of the
Monitoring Commission Corporate Governance, ING calculates an internal ratio of remuneration for the chief executive officer (CEO) compared to ING staff,

which in 2021 included contractors for the first time. Using the
CEO’s total remuneration compared to all ING staff,

the ratio in 2021 was 1:28, which is similar to what we
disclosed for 2020.

For transparency sake, we also calculated the average ratio of total remuneration for the chief financial officer
(CFO) and CRO compared to ING staff. On that basis the average ratio in 2021 for the CFO and CRO was 1:21.
The higher ratios for 2021 compared to 2020, is mainly caused by the fact that in 2020 no variable
remuneration was awarded.

Remuneration versus company performance and average employee remuneration

Table 1 shows the link between directors’ remuneration (Executive Board and Supervisory Board members), company performance and the average remuneration of an ING employee. This is carried out by showing the development of the remuneration for Executive Board and Supervisory Board members over the last five years presented in percentages.

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

Retail primary relationships
Profit before tax for ING Group
Return on equity based on IFRS-EU equity.

Finally, we present the development of the remuneration on average (per employee). For this number we use the same data as for the internal ratio.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 99
1. Development of directors’ remuneration, company

performance and employee remuneration ¹
Amount in thousands of euros unless otherwise stated FY 2021 FY 2021 vs FY 2020 FY 2020 vs FY 2019 FY 2019 vs FY 2018 FY 2018 vs FY 2017 FY 2017 vs FY 2016
Directors remuneration (Executive

Board)
2, 3, 4, 5, 6
Steven van Rijswijk 2,077 38.6% 7.2% 16.2% - -
Tanate Phutrakul 1,440 17.9% 25.6% - - -
Ljiljana Čortan
7
982 - - - - -
Company’s performance
Retail primary relationships (in mln) 14.3 3% 5% 7% 10% 9%
Profit before Tax

ING Group (in mln)
6,782 78% -44% 0% -6% 23%
Return on equity based on IFRS-EU equity 9.2% 92% -49% -4% -3% 6%
Average employee remuneration
8
Average fixed and annual variable remuneration 70 4% - - - -
Directors remuneration (Supervisory Board)
9, 10
Hans Wijers 184 -11.9% 3.5% 9.2% - -
Mike Rees 129 0% - - - -
Jan Peter Balkenende 31 - -2.0% 0.0% - -
Juan Colombás 94 - - - - -
Mariana Gheorghe

102 -5.6% -8.5% 12.4% 11.7% -4.1%
Margarete Haase 104 -1.0% 7.1% 55.6% - -
Lodewijk Hijmans van den Bergh 60 - - - - -
Herman Hulst 95 - - - - -
Harold Naus 95 - - - - -
Herna Verhagen

100 -17.4% - - - -
1. For consistency reasons this table only makes a comparison between two full financial years in which the respective Executive Board or Supervisory Board member served in their role.
2. The remuneration of the Executive Board consists of base salary and variable remuneration (total direct compensation).
3. Variable remuneration for the Executive Board is included in the year in which the performance was delivered i.e. prior to the year in which it is paid out.
4. Fixed remuneration for the Executive Board did not change in 2019. The relative total compensation increase from 2018 to 2019 is fully attributable to the fact that no variable remuneration was awarded for performance year 2018.
5. Fixed remuneration for Executive Board members is not linked to company performance but is predominantly based on a benchmark exercise.

Total direct compensation of Executive Board members should stay below the median of the benchmark, in line with the Dutch Banking Code. This has a mitigating effect on the correlation with company performance.
6. The relative total compensation increase from 2020 to 2021 is mainly caused by the fact that no variable remuneration was awarded for the performance year 2020.
7. The amount included reflects the period as of her appointment as CRO at the AGM on 26 April 2021.
8. In 2021, the methodology to calculate the average employee remuneration has been updated. Comparatives have been updated accordingly.

9. There is no correlation between Supervisory Board remuneration and company performance. Supervisory Board members do not receive any variable remuneration. Their remuneration is based on fixed fees related to their role and number of meetings. The high fluctuations are caused by role changes during the year and differences in the number of meetings.
10. The comparison FY 2021 vs FY 2020 for the Supervisory Board is influenced due to the fact the VAT regime has changed after the first quarter of 2021. VAT is no longer due for remuneration of Dutch based Supervisory Board members.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 100
Check-ins

quarterly
during the financial
year
Year-end review
after the end of the
financial year
Risk assessment
after the end of the
financial year
Target

setting
before
the start of the
financial year
2021 Executive Board performance assessment & reward process
The Executive Board performance assessment & reward process includes a number of key steps. This process serves as the foundation to determine the variable remuneration for Executive Board members.

At the start of the performance year, the Supervisory Board approves the financial,

non-financial and risk
performance targets applicable to Executive Board members for that year:
Financial performance target areas
include

profit-based and return-based targets.
Non-financial performance target areas
include

customer, risk and regulatory,

people, strategy and
sustainability targets
Each performance target area is weighted and together they total 100%. The Dutch Remuneration Policy for
Financial Enterprises Act (Wet Beloningsbeleid Financiële Ondernemingen,

WBFO) specifies that at least 50% of
variable remuneration metrics must be based on non-financial targets. The performance targets for the CEO and
CFO are based on group performance. The non-financial targets for the CRO are predominantly based on key performance indicators (KPIs) that are linked to the role.

The target areas, targets and weighting are included in the performance target cards for each Executive Board member. The performance target card

consists of both quantitative and qualitative-based targets in order to achieve a balanced and holistic assessment.

Quantitative-based targets are measured primarily on a formulaic basis where the expected target performance level must be achieved before the on-target pay-out can be earned. Qualitative targets are clearly defined with descriptors of levels of what is expected of the performance, for example speed of delivery, quality of delivery,

ways of working. Qualitative targets are assessed using a
standard three-point rating scale:
1 = maximum = exceeding expectations; 2 = target = meeting expectations; 3 = threshold = not meeting expectations.

The overall outcome of the performance target card assessment described above is the ‘starting point’ for determining the variable remuneration of the Executive Board members. Each member of the Executive Board has a starting target variable remuneration of 16% of their annual base salary for a given performance year.
Throughout the year, regular conversations take

place between the Supervisory Board and

the Executive Board
to review their performance. While no formal assessments are completed, progress of performance measures is discussed and the extent to which progress is on track.
The Nomination and Corporate Governance Committee also takes an active role in assessing the performance of
individual Management Board members, and reports on this to the Supervisory

Board.
At the end of the year, the Risk Committee and Remuneration Committee are responsible for providing input and assessing the performance of the Executive Board members to determine the variable remuneration to be awarded. They jointly advise the Supervisory Board on the recommendations to get final approval of the awards.
This follows a multi-step and integrated process that closely aligns with the way that variable remuneration is determined for the wider ING workforce. The process covers an assessment of their performance, based on individual performance target cards. It includes targets and ranges agreed at the beginning of the performance year, along with risk assessments measured on an ex-ante and ex-post risk adjustment basis.
The integrated performance assessment process for determining variable remuneration also takes into account financial and operational performance, risk and compliance, as well as behaviour and conduct of each Executive
Board member. This is supported by a robust framework for considering risk and conduct, which is in line with regulations. It includes the following elements:

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 101
Performance hurdles

– Executive Board members are only eligible for consideration for variable remuneration if both of the performance hurdles are met. This is in line with all employees who are
eligible for discretionary variable remuneration. See
‘Performance hurdles’

for further details. In
addition, where capital (CET1) is below risk appetite a downward adjustment may be considered at the discretion of the CRO to reduce the variable remuneration up to zero.

Risk and regulatory adjustments

– Performance against risk and regulatory targets within the core performance target cards are made including an assessment of financial risks, non-financial risks and regulatory targets measured on an ex-ante basis. The targets and ranges are set at the beginning of the financial year, taking into account ING’s

risk appetite statement framework. Performance against these risk and regulatory targets may lead to a downward or upward modification in variable remuneration.
Additional risk adjustments

– Further downward risk adjustments may also be made to variable remuneration based on broader risk management performance not within risk appetite, including additional ex-ante risk performance that needs to be considered and/or ex-post risk events that may lead to a financial or reputational impact on ING. Risk and Human

Resources also assess potential
holdbacks or clawbacks impacting variable remuneration.
The CRO is responsible for recommending any risk-adjustments to variable remuneration awards for the CEO and
CFO. The Risk Committee is responsible for recommending this for the CRO. The final decision is made by the
Supervisory Board. The Supervisory Board, based

on the advice of the Remuneration Committee and Risk
Committee, decides on any risk adjustments (potentially to zero) to variable remuneration for Executive Board members.
As a final step in the process, in exceptional circumstances the Supervisory Board may apply its discretion to adjust upwards or downwards the variable remuneration of Executive Board members.
2021 Executive Board base salary
The base salary for all roles of the Executive Board remained unchanged for 2021 as disclosed in our 2020
Remuneration Report.

2021 Executive Board performance evaluation

The Executive Board is evaluated on the following performance target areas:
Financial

Profit before tax
Return on equity

Operational expenses
Cost control (FTE)
Non-financial

Customer (except the CRO)
Risk and regulatory
Strategy
Sustainability
People
This section includes more details on the financial and non-financial performance of the Executive Board
members. Key financial achievements, collectively accomplished by the Executive Board in 2021 in the predefined target areas are summarised in one table. This has been discussed and approved by the

Supervisory
Board. The non-financial,

individual performance of each Executive Board member is summarised in a separate
overview per board member.
2. Financial performance
Measure
Target

- minimum
Target

- maximum
Performance
Profit before tax (CEO/CFO weight

12.5%, CRO 6.3%)

4,187 6,280 6,782
Return on equity (CEO/CFO weight 12.5%, CRO 6.3%)

5.6% 8.4% 9.2%
Operational expenses (CEO/CFO weight 12.5%, CRO 6.3%) 11,207 10,140 11,192
Cost control (FTE) (CEO/CFO weight 12.5%, CRO 6.3%) 68,026 61,547 62,132
*

FTE numbers include externals. CRO target relates to risk organisation.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 102

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 103

Chief risk officer
Ljiljana Čortan

Target

Risk and regulatory

- Deliver on risk performance targets

Strategy

- Deliver on digitalisation and innovation initiatives

Sustainability

- Climate risk appetite framework

People

- Organisational health on three priorities
- Talent and diversity

Risk and regulatory – Performance

Credit risk, market risk and non-financial risk were managed within ING's risk appetite profile.
The financial crime risk management framework was strengthened in order to support improvement of ING's AML operations, including:

- The rollout of continuous adverse media screening tooling and global transaction monitoring tooling
- Enhancement of the screening control environment
- Strengthening the skills and knowledge of employees
- The execution of behavioural risk assessment to continuously improve our risk culture and behaviour.

Continuous learning and improvement on AML will continue to be a main focus area.
Delivered identified regulatory commitments related to implementation of new regulations on time and at the required levels.

Strategy – Performance

Digitalisation initiatives

- Data quality levels improved by progressing on the rollout of ING's standardised data model.

Innovation initiatives:

- Global roll-out to customers of Blacksmith and CoorpID enabling digitalisation of KYC processes.

Sustainability – Performance

Climate risk has been integrated in ING's credit risk appetite framework. Climate risk is one of the elements taken into account when credit concentration limits are set for the various sectors that ING has exposures in.

People – Performance

- The overall organisational health score improved compared to the last full OHI in 2019. In 2021 action plans were developed for three focus areas: direction, leadership, and innovation and learning. The November 2021 pulse survey showed improvements in the key practices around direction and leadership.
- Improved succession planning process in place, including having a more diverse and gender balanced pipeline.
- At MBB and senior management level further progress still needs to be made to reach our diversity targets.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 104

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 105
3. Outcome performance assessment

CEO CFO CRO
Weighting Assessment Outcome Weighting Assessment Outcome Weighting Assessment Outcome
(%) (%) (%) (%) (%) (%) (%) (%) (%)
Profit before tax 12.5% 100% 12.5% 12.5% 100% 12.5% 6.3% 100% 6.3%
Return on equity 12.5% 100% 12.5% 12.5% 100% 12.5% 6.3% 100% 6.3%
Operational expenses 12.5% 60.6% 7.6% 12.5% 60.6% 7.6% 6.3% 60.6% 3.8%
Cost control (FTE) 12.5% 96.4% 12.0% 12.5% 96.4% 12.0% 6.3% 100% 6.3%
Customer 2.5% 60.0% 1.5% 2.5% 60.0% 1.5% - - -
Risk and regulatory 15.0% 83.3% 12.5% 15.0% 91.1% 13.7% 50.0% 84.7% 42.3%
Strategy 17.5% 83.3% 14.3% 17.5% 90.0% 17.0% 10.0% 80.0% 8.0%
Sustainability 5.0% 80.0% 4.0% 5.0% 80.0% 4.0% 5.0% 80.0% 4.0%
People 10.0% 79.2% 7.9% 10.0% 85.0% 8.5% 10.0% 91.7% 9.2%
Total 100% 85% 100% 89% 100% 86%
* Due to rounding, percentages presented in the table may not add up precisely to the total percentages provided.

2021 variable remuneration outcome
In 2021, ING continued to be impacted by Covid-19 and

other challenges affecting customers and society, such as
rising energy prices and inflation. Despite this, there was significant progress in our business performance. Our
financial results – especially profit before tax and return on equity – outperformed both the business plan and
the prior year, mainly due to higher revenues, moderate risk costs from having a good quality credit book, and a focus on underlying cost management. In addition, non-financial performance is evidenced by effective risk
management and solid progress on the digitalisation and innovation initiatives.

Variable remuneration awarded to Executive Board

members reflects

the Supervisory Board’s assessment of the
performance of each of the Executive Board member against the objectives in their performance target cards, as outlined in the previous section.

Both CEO Steven van Rijswijk and CFO Tanate Phutrakul served in their roles for the full year.

The variable
remuneration award for Ljiljana Čortan is for the period since her appointment as CRO at the AGM on 26 April
2021.
Following achievement against the performance hurdles, the Supervisory Board conducted a thorough and
balanced performance assessment. Based on the outcomes of

this and their overall achievements, the
Supervisory Board concluded that the Executive Board members had delivered strong results in 2021.
Furthermore, the Supervisory Board considered whether

any discretionary adjustment was required and
determined both the financial and non-financial results speak for themselves in the current environment. The
Supervisory Board also considered the behaviour of the Executive Board members and saw no reason to apply
any discretionary adjustments.
In the final step, the Supervisory Board took into consideration the feedback of the CRO and

Risk Committee on
risk and compliance matters. Here, there was no reason to apply any individual additional risk adjustments in accordance with ING’s Remuneration Regulations Framework (IRRF). 2

Following this performance assessment process the resulting variable remuneration award for Steven van
Rijswijk is €301,199; for Tanate Phutrakul €218,151; and for Ljiljana Čortan €144,121 (for the period she’s been an Executive Board member).
For the CEO, this equates to a variable remuneration award at 17% of the maximum 20% cap. For the CFO it represents 18% of the maximum 20% cap and for the CRO it represents 17% of the maximum

20% cap.

2

The IRRF consists of the most important regulatory requirements with respect to remuneration to which all remuneration policies of
majority owned entities have to adhere to. Furthermore, it consists of our general remuneration principles that apply to all staff globally
working under the responsibility of ING.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 106
2021 Executive Board remuneration

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 107
As recognised in the profit or loss statement of 2021, the expenses for each Executive Board member (active on
31 December 2021), relating to their role on the Executive Board, amount to €2.3 million for the CEO,

€1.6
million for the CFO and €1.2 million for the CRO. These amounts include deferred elements from previous years, paid out in 2021.

The following paragraphs (i.e. total direct compensation, pension costs and other emoluments) show the
remuneration awarded to individual Executive Board members with respect to the performance years 2021 and
2020. 3

All Executive Board remuneration is paid directly by ING.
4. Total direct compensation for

(active) Executive Board members
2021 2020
Amounts in euros (rounded figures)
Amount Number of shares Amount Number of shares
Steven van Rijswijk

Base salary 1 1,776,300 1,498,900
Variable remuneration (fully in shares) 2 301,199 22,975 - -
Tanate Phutrakul
Base salary 1,221,700 1,221,700
Variable remuneration (fully in shares) 2 218,151 16,641 - -
Ljiljana Čortan
Base salary 3 837,600 -
Variable remuneration (fully in shares)
2
144,121 10,994 - -
Total aggregated

base salary

3,835,600 2,720,600
Total aggregated

variable remuneration
4 663,471 - -
Total aggregated

number of shares
2
50,610
1. The base salary in 2020 reflects the aggregated base salary earned in his capacity as CRO and CEO.
2. The number of shares is based on the average ING share price (€13,11) on the day the year-end results were published.
3. The base salary reflects the period as of her appointment as CRO at the AGM on 26 April 2021.
4. The variable remuneration percentage

for the Executive Board members are as follows: CEO 17%, CFO 18% and CRO 17%. Thus the ratio between base salary and total direct compensation is as follows: CEO 85.5%, CFO 84,8% and CRO 85.3%.
Pension costs
Members of the Executive Board

participate in the Collective Defined Contribution

(CDC) pension plan. In 2021,
pension accrual applied to salary up to an amount of

€ 112,189. In addition, the individual members of the
Executive Board received a savings allowance to compensate for the loss of pension above € 112,189. The table below shows the pension costs

of the individual members of the Executive

Board in 2021 and 2020.
5. Pension costs for individual Executive Board members

1
Amounts in euros (rounded figures)

2021
2020
Steven van Rijswijk 2 23,700 23,300
Tanate Phutrakul 23,700 23,300
Ljiljana Čortan 3 16,200 -
1. Pension accrual only applies to salary up to an annually set amount (i.e. €110,111 for 2020 and €112,189 for 2021).
2. In 2020 the pension accrual reflects the aggregated costs in his capacity as CRO and CEO.
3. The pension accrual reflects the period as of the appointment of CRO at the AGM dated 26 April 2021.
Benefits
The individual members of the Executive Board receive other emoluments.

The other emoluments in 2021 and
2020 amounted to the following costs.
6. Other emoluments

Amounts in euros (rounded figures) 2021 2020
Steven van Rijswijk 1 495,500 411,000
Tanate Phutrakul 349,800 358,500
Ljiljana Čortan 2 382,200 -
1. The amount of emoluments in 2020 reflects the aggregated amount in his capacity as CRO and CEO.
2. The amount of emoluments reflects the period as of her appointment as CRO at the AGM on 26 April 2021.
3 In addition, ING Group offers a Directors & Officers indemnity (please refer to ‘Executive Board – Roles and responsibilities’ and article 26 of our Articles of Association), under which genuine expenses are provided.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 108
7. Breakdown of other emoluments paid in 2021

Amounts in euros (rounded figures)
Steven van Rijswijk Tanate Phutrakul Ljiljana Čortan

1
Contribution individual savings 62,200 42,800 29,300
Individual savings allowance 385,900 257,300 176,500
Travel and accident insurance 15,000 15,000 10,200
Other amounts
2
32,500 34,800 166,100
1. The amount of emoluments reflects the period as of her appointment as CRO at the AGM on 26 April 2021.
2. This includes amongst others: housing, school/tuition fees, international health insurance, relocation costs and tax and financial planning.
Long-term incentives awarded in previous years
Long-term incentives awarded to the Executive Board members in previous years (prior to 2019) are disclosed in the table ‘ING shares held by Executive Board members’. In line with the current Executive Board remuneration policy we no longer operate long-term incentive plans.
Employee stock options
All unexercised options lapsed in 2020 when the applicable stock option plans reached the end of their 10-year
lifespan. Therefore we have no outstanding employee stock options to report for this year.

Shares
Deferred shares are shares conditionally granted subject to a tiered vesting over a period of five years (for awards in 2021 and before), with the

ultimate value of each deferred share based on ING’s share

price on the
vesting date. This is conditional on there being no holdback.

The main condition for vesting is that these require continued employment through vesting date.

8. Shares vested for Executive Board members

during 2021
Number of shares
Shares 1 Grant date Vesting date
End date of
retention
period
No. of
shares
granted 2
No. of
shares
vested
Vesting
price in
euros
No. of
unvested
shares
remaining
Steven van Rijswijk LSPP
27 March
2018
27 March
2021
27 March
2022
3,460 346 10.1 692
LSPP 10 May 2018 11 May 2021 10 May 2023 6,584 790 10.82 1,580
LSPP 11 May 2020 11 May 2021 11 May 2025 18,858 2,263 10.82 9,052
Tanate Phutrakul LSPP Units
27 March
2017
27 March
2021
N/A 6,032 482 10.1 967
LSPP Units
27 March
2018
27 March
2021
N/A 4,972 397 10.1 1,195
LSPP
27 March
2019
27 March
2021
27 March
2022
2,837 227 10.1 681
LSPP
11 May 2020
11 May 2021 11 May 2025 17,694 2,123
10.82
8,493
Ljiljana Čortan - - - - - - - -
1. All current Executive Board members participate in the ING Group Long-term Sustainable Performance Plan (LSPP) and receive their shares under its plan rules.
2. Number of shares granted includes both the deferred and upfront part awarded at the granting date.
9. Total value of vested

and unvested shares of Executive Board members - 2021

Amounts in euros (rounded figures) Vested shares Unvested shares Share price in euros 1 Total value in euros
Steven van Rijswijk 3,399 11,324 12.26 180,504
Tanate Phutrakul 3,229 11,336 12.26 178,567
Ljiljana Čortan - - - -
1. The opening share price on 31 December 2021.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 109
Loans and advances to Executive Board members
Executive Board members may obtain banking and insurance services from ING Group (and) its subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The Executive Board members do not receive privileged financial services. On 31 December

2021, there were no loans and advances
outstanding to the Executive Board members.

ING shares held by Executive Board members
Executive Board members are encouraged to hold ING shares as a long-term investment to maintain alignment with ING. The table below shows an overview of the shares held by members of the Executive Board on 31
December 2021 and 2020.
10. ING shares held by Executive Board members

Numbers of shares

2021 2020
Steven van Rijswijk 77,324 75,490
Tanate Phutrakul

14,529 13,251
Ljiljana Čortan - -
2022 Executive Board remuneration

The Supervisory Board decided not to increase the base

salary of the Executive Board members from 1 January
2022.

For 2022 the following target areas will be taken into account:
Financial
Profit before tax

Return on equity

Operational expenses
Cost control (FTE)
Non-financial

Customer (except the CRO)

o
Increase number of primary customers, as it leads to deeper relationships, greater customer satisfaction and, ultimately, customers

choosing ING for more of their financial needs.
o
Increase customer satisfaction by increasing NPS.
Risk and regulatory

o
Manage credit, market and non-financial risk within risk appetite
o
Deliver on regulatory programs including KYC
Strategy

o
Deliver on digitalisation initiatives

o
Deliver on data initiatives

ESG
o
Sustainability

◾
Increase level of sustainable loans

◾ Development and introduction of sustainable products for our retail customers
◾
Reach net-zero emissions for ING’s

own footprint

o
People

◾ Strengthen organisational health with a focus on four priority areas: strategic clarity, shared vision, employee involvement & role clarity
◾ Increase gender balance in ING’s leadership cadre

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 110
A new combined environment, social and governance (ESG) target area will be created consisting of people,
KYC/regulatory requirements and sustainability targets.
ING’s ESG focus supports a future proof ING and drives long-term value creation:

Environmental: A focused approach to the environmental and social transition enables us to capture opportunities and manage risk related to climate change and human rights
Social: A diverse and engaged workforce makes us more adaptive and inventive, and enables us to better serve our diverse customer base
Governance: A strong governance structure drives the right behaviour, delivers on evolving regulatory requirements and protects our employees, customers and society.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 111
Remuneration

Supervisory Board
Supervisory Board remuneration policy
The Supervisory Board remuneration policy is disclosed in full on

ing.com in the section ‘Remuneration’.
The Supervisory Board remuneration levels for 2021, similar to 2020, are shown below:
11. Supervisory Board remuneration structure
Annual fees in euros 2021
Chair 125,000
Vice-chair 95,000
Member 70,000
Committee fees (annual amounts)
Committee chair 20,000
Committee member 10,000
Attendance fees (per event)
Attendance fee outside country of residence 2,000
Attendance fee outside continent of residence 7,500
All fees are paid fully in cash. No variable remuneration is provided to ensure that the Supervisory Board members remain independent. The Supervisory Board members

are not eligible for retirement benefits nor any
other benefits in relation to their position on the Supervisory

Board. Members of the Supervisory Board are
reimbursed for their travel and ING-related business expenses.
2021 Remuneration Supervisory Board
The image on the right side shows the remuneration, including attendance fees for each Supervisory Board member. All fees for

the Supervisory Board are paid directly by ING.

1. Jan-Peter Balkenende retired after the AGM on 26 April 2021. The remuneration figures for 2021 reflect a partial year as a member of the
Supervisory Board.

2. Lodewijk Hijmans van den Bergh was appointed to the Supervisory Board by the AGM on 26 April 2021 with effect from that date.
3. The VAT regime changed after the first quarter of 2021. VAT is no longer due for remuneration of Dutch based Supervisory Board members.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 112
Compensation of

former members of

the Supervisory

Board not included

in the image on

the previous page
amounted to nil in

2021

and €86,000 in

2020.
Loans and advances to Supervisory Board members
Supervisory Board members may obtain banking and insurance services from ING and its subsidiaries in the
ordinary course of their business and on terms that are customary in the sector. The Supervisory Board members do not receive privileged financial services. On 31 December

2021, there were no loans and advances
outstanding to Supervisory

Board members.
ING shares and employee stock options held by Supervisory Board members
Supervisory Board members are permitted to hold ING shares as a long-term investment. The table below shows
the holdings by members of the Supervisory

Board on 31 December 2021 and 2020.
12. ING shares held by Supervisory Board members

Numbers of shares

2021 2020
Herman Hulst 3,650 3,650
Harold Naus 1,645 1,645
2022 Remuneration Supervisory Board

The fee levels of the Supervisory Board have been benchmarked to ensure they are in line with the peer group.
The Supervisory Board decided not to change the fees for 2022.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 113
General information

for all staff
FOR INFORMATION ONLY

AT 2022 ING GROEP N.V.

ANNUAL GENERAL MEETING (AGM)
The primary objective of ING’s remuneration principles is to attract, motivate and retain qualified and expert leaders as well as senior staff (including Executive Board members) and other highly qualified staff who have the desired Orange Code values and behaviours, skills and knowledge to deliver on ING’s purpose in a sustainable way.

The remuneration principles are an integral part of ING’s strategy and risk profile. They maintain a sustainable balance between short and long-term value creation and build on ING’s long-term responsibility towards its employees, customers, shareholders and other stakeholders. Our approach to the remuneration principles did not change in 2021.
Our remuneration principles apply to all staff and are embedded in ING’s Remuneration Regulations Framework
(IRRF) and our people offer (OPO). Introduced in 2020, OPO sets out ING’s differentiating offer as an employer in the job market and states what we ask from our people in return. It gives guidance to our global people practices, while supporting our strategy. The IRRF and OPO comply with relevant international and local legislation and regulations.

Global job architecture

The Global Job Architecture (GJA),

categorises all 1,425 jobs within ING in a standardised and simple way, using common language that makes it easier to compare and match capabilities across borders and business lines. Each profile has a job purpose and a clear description of its

responsibilities and required competencies, education and
experience. The GJA is classified according to Korn Ferry Hay methodology and job profiles are linked to global career groups to enable to common understanding for our employees of job sizes across ING.

The GJA is foundational for integrating our people activities. It also supports our remuneration structure in terms of benchmarking and providing consistency, specific to each country, for compensation and benefit programmes.
These structures ultimately provide our employees with greater transparency into how they are remunerated, which in turn instils a sense of fairness in our remuneration programmes.
Gender-neutral pay project
The gender pay gap is a prevalent societal issue and represents the average difference between the remuneration of men and women, whereby women are generally considered to earn less than men. Following the implemenation of the GJA,

ING introduced the gender-neutral pay project, which aims to define, build and deliver going forward a standardised, replicable,

annual process and accompanying tool for ING countries to
determine whether men and women in the same job

family and at the same job level are earning equal pay for
equal work. All employees in the same job family and at the same job level within a country will be compared
using gender-neutral characteristics (e.g., tenure, education,

etc). When all of these are equal but the
remuneration is not, this will be flagged and the reason investigated. If there is no gender-neutral explanation for the remuneration difference, ING will take appropriate measures. This tool will also calculate ING’s annual global gender pay gap.

ING is committed to publishing the average pay of all men vs. the average pay of all women, expressed in the form of a percentage,

in the 2022 Annual Report.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 114
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
Gender-neutral

All staff members will be equally remunerated for

equal work or work of equal value, irrespective of their gender.
Sustainable

ING supports the sustainable recruitment, engagement and retention of all employees.
Performance management

We aim to reward for success and avoid rewarding for failure. That is why ING’s remuneration approach is
strongly linked to a robust and transparent performance management process. Outcomes of performance evaluations (including collective and individual risk assessments) provide input for remuneration. As not all
employees are eligible for variable remuneration there is not necessarily a link to financial performance. In the
Netherlands, for example the vast majority of the employees do not receive any individual variable remuneration.

Step Up Performance Management is our global performance management approach applicable to almost all
employees. It aims to improve people’s individual performance and thereby team performance and ultimately
ING's performance. Step Up Performance Management is one of our people practices that help to increase focus,
alignment and transparency. We do this through continuous conversations between managers, employees and teams. To support these conversations, there are three formal moments to discuss performance during the year:
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
Stretch ambitions: at ING, we believe high performance requires stretch and investment (to achieve the stretch). Therefore we ask people to set ambitions, describing how to contribute beyond the day-to-day role, focusing on the main priorities and long-term success of

ING.
All targets are agreed between the employee and their manager, as well as within management teams, to ensure consistency across the organisation.

ING uses three labels to evaluate performance: excellent, well done and improvement required.
Step Up Performance

Management

does not

prescribe

the targets

employees

should

set. However, the following
regulatory

requirements

apply to

specific

groups:
For employees eligible for variable remuneration, a minimum of 50% non-financial priorities.

For all employees in control functions (Risk, Compliance and Audit), no individual

(commercial) financial
KPIs are allowed, unless required by local law.

For identified risk takers, risk mitigation measures may lead to a downwards adjustment of the performance outcome and negatively affect variable remuneration (a risk modifier can be applied).
Total direct compensation
ING aims to provide total direct compensation for expected business and individual performance which, on average, are at the median of the markets in which we operate, benchmarked against relevant peer groups.

Fixed remuneration represents a sufficiently high proportion, in line with the level of expertise and skills, and allows a fully flexible variable remuneration award. When no variable remuneration is awarded, the compensation level is still enough for a decent standard of living. Variable remuneration is performance driven, subject to regulatory caps and prevents excessive risk taking.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 115
The comprehensive process around variable remuneration

The awarding of variable remuneration, where applicable, is based on group, business line and individual performance criteria unless local legislation prescribes otherwise.

In all ING countries, we adhere to the
applicable variable remuneration caps.

For Identified Staff (i.e. staff considered to have a material impact on ING’s risk profile), at least 40% of variable remuneration is deferred over a period of four or five years (depending on the level of seniority) with a tiered vesting schedule. Furthermore, at least 50% of variable remuneration is awarded in equity (or equity-linked instruments unless local legislation prescribes otherwise).
The award of discretionary variable remuneration is based on a clear, transparent and verifiable mechanism for measuring performance and applying adjustments for risks (the Variable Remuneration Accrual Model or VRAM).
The VRAM construct follows a five-step process leading to risk-adjusted variable remuneration pools determined at a Group and business line level. The 2021 VRAM set-up was approved by the Management Board and
Supervisory Board.
Step one of the VRAM is an aggregate of the individual target variable remuneration amounts for all eligible employees across ING,

which provides the ‘’starting point’’ or target VR pool baseline.
Step two of the VRAM are the performance hurdles, which must be met in order to unlock the discretionary
variable remuneration pools.

These are:
The Common Equity Tier 1 (CET1) ratio must be at or above the threshold established by applicable regulations;
The return on equity (reported RoE) is equal to or higher than the percentage determined at the beginning of each performance year by the Management Board Banking and the Supervisory Board.
Underlying RoE, in line with the VRAM Policy and approved by governing bodies, can be adjusted due to
one-time charges or infrequent occurrences not linked to the normal course of business, such as but not
limited to macro-economic events and pandemic events, during a given performance year.
An additional assessment of whether CET1 is within

risk appetite is also undertaken in step two to ensure
protection of a sound capital base before variable remuneration is paid out. In the situation where CET1 falls below ING’s risk appetite level, the CRO can recommend reducing the variable remuneration pools (potentially down to zero). The hurdles and results are defined in the VRAM policy and subject to Supervisory

Board approval.
Step three is based on a holistic assessment of financial

and non-financial and risk performance. Within each of
these dimensions specific measures are used to assess a

balanced mix of performance.

Financial measures (e.g.
profit, return on equity)

are used to drive long-term growth, financial strength and affordability. In addition, different types of non-financial performance measures (e.g. customer, strategy,

financial and non-financial risks)
are also taken into consideration. Here, ESG related measures are also a key area of focus in the target cards and
include

people, sustainability and regulatory commitments with a combined weighting around 40%. Risk and
regulatory measures are also assessed across both financial and non-financial risks on an ex-ante basis and can
lead to downward or upward modifications to the variable remuneration pools.
Step four relates to CEO discretion to adjust the proposed variable remuneration pool. The CEO considers several performance factors when making this decision. This discretion is checked by the Supervisory

Board and requires
its approval.
The last step is a final and independent, multi-stage approach to assess whether risk adjustments are made by
the CRO to the variable remuneration pools and/or individual variable remuneration awards.

The CRO may recommend risk adjustments to variable remuneration pools (and potentially to zero) at a group, business line, entity and country level across additional ex-ante and ex-post risk adjustment measures.

All
relevant financial and non-financial risks will be considered within this step, both on a current and future risk
basis, to ensure the VRAM outcome is appropriate in the context of overall risk performance. In addition, ex-post risk adjustments including collective or one-off risk events are a key element in the process of determining variable remuneration pools. The ex-ante and/or ex-post risk adjustments require Supervisory Board approval, taking into account the input of the Risk and Finance functions and the advice of the Risk Committee and
Remuneration Committee.

The final risk adjustment measure lies in the individual performance assessment itself. An employee’s
performance is extensively assessed before variable remuneration is proposed and awarded. Every manager carefully assesses the performance delivered by their individual team members on the basis of pre-agreed
performance priorities and in line with the Step Up

Performance Management framework. In addition, managers
have discretion to lower the proposed variable remuneration if risk-taking is perceived as inappropriate. In this way, variable remuneration

is aligned with any additional risks identified on an individual basis during the
performance year.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 116

Additional risk requirements apply to Identified Staff who are considered risk takers in accordance with Capital
Rights Directive IV.

These risk requirements set the minimum standards to be met during the performance year.
Deviation from these standards may lead to downward adjustment of the variable remuneration, a so-called risk modifier. This process is run independently by the Risk function for which the CRO is ultimately responsible.
Within the Executive Board, risk modifiers are only applicable for the CEO as neither the CFO nor CRO are considered risk takers. The Supervisory Board, advised by its Risk Committee, is responsible for risk modifiers
within the Management Board Banking.

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
At the 2021 AGM, shareholders approved to apply an increased maximum percentage of up to 200% for employees outside the EEA for a period of five performance years until end-2026. For 2021, it was applied to 12 employees worldwide. This is a renewal of the mandate obtained at the 2017 AGM for five performance years.
This mandate is rarely used by ING and in 2018, 2019 and 2020 applied to zero employees worldwide.

2021 specifics

ING awards variable remuneration across the global organisation in line with our remuneration principles, global and local legislation and market practices. The awarding of variable remuneration, where applicable, is based on group, business line and individual performance criteria, both financial,

non-financial and risk based, and comes
in the form of both discretionary and collective variable remuneration.

Collective variable remuneration is based on collective labour agreements and/or profit sharing schemes that are
driven by regulation, law and/or workers council agreements in various countries. Over the past years the total amount of collective variable remuneration has been relatively stable and typically accounts for around 25% of the total spend on variable remuneration.

In 2021 the impact of Covid-19 continued to present challenges for ING. Despite this, there was significant
progress in business performance. In contrast to 2020, financial results – especially profit before tax and return on equity – outperformed the business plan and prior

year mainly due to improvement in revenues, moderate
risk costs due to good credit book quality, as well as focus on underlying cost management. Non-financial performance was also good with effective risk management and positive employee engagement outcomes.
Overall, this resulted in a risk-adjusted discretionary Group VR pool at €312.8million, equating to a 5.2%

increase
from target discretionary VR baseline (“starting point’’) and 41.7% versus the previous performance year.

The total actual amount of both discretionary and collective variable remuneration awarded to all eligible employees globally for 2021

was €417.8 million (€105.0 million in collective variable

remuneration), compared to
total staff expenses of €5,941 million. For 2020, the total amount was €314.2 million (€93.6 million in collective
variable remuneration) on €5,812 million staff expenses.
In 2021, five employees – excluding members of the Management Board Banking – were awarded total annual remuneration (including employer pension contributions and excluding severance payments made) of €1 million or more. Please see our CRR disclosure for further details on ing.com under the section ‘Annual reports’.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 117
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
D.

Employees

The average number of internal employees at a full time equivalent basis was 57,660 at the end of 2021, of which
15,138 or 26%, were employed in the Netherlands. Substantially all of the Group’s Dutch employees are subject to a collective labor agreement covering ING in the Netherlands.

The distribution of employees with respect to the Group’s continuing operations for the years 2021, 2020 and
2019 were as follows:

Number of employees
Netherlands Rest of the world Total
2021 2020 2019 2021 2020 2019 2021 2020 2019
Total average

number
of internal employees at full time
equivalent basis
15,138 15,201 14,415 42,523 40,701 39,016 57,660 55,901 53,431
The Group employs a significant numbers of temporary employees. The average number of temporary employees, not included in the table above, at a full time equivalent basis was 5,376 at the end of 2021.
E.

Share ownership
For information regarding share ownership, see Item 6.B of this Form 20-F and Note 27 ‘Staff expenses’ to the consolidated financial statements.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 118
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
Major shareholders as filed with SEC
According to the U.S. Securities and Exchange Commission, shareholders in a company which have registered a class of their equity securities under the Exchange Act, are required to file beneficial owner reports if the
ownership exceeds more than 5% of the outstanding shares of that class. The shareholder is obliged to file
Schedule 13D or 13G until their holdings drop below

5%.
To the best of our knowledge, as of 31 December 2021, no holder of ordinary shares or ADSs, other than
BlackRock Inc. and Capital Research Global Investors held 5% or more of ING Group’s issued share capital.
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

31 December 2020,
representing 7.4% of ING Group’s issued share capital. On 1 February 2022, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 292,129,468 ordinary shares of ING Group as of 31
December 2021, representing 7.5% of ING Group’s issued share capital. On 11 February 2022, Capital Research
Global Investors disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 224,540,855 ordinary shares of ING Group as of 31 December 2021, representing 5.8% of

ING Group’s issued share capital.

Major shareholders as filed with AFM
Pursuant to section 5.3 of the Dutch Financial Supervision

Act (“Major Holdings

Rules”),

any person who,
directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of (in short) a public limited company incorporated under the laws of the Netherlands with an official listing on a stock
exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of his
voting rights or capital interest - whether through ownership of shares, American depositary receipts (ADRs) or any other financial instrument, whether stock-settled or cash-settled, such as call or put options, warrants, swaps or any other similar contract - reaches, exceeds or falls below the threshold levels of 3%, 5%, 10%, 15%,
20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%

is required to provide updated information on its holdings and are recorded in the Dutch AFM (Authority for the Financial Markets) register ( http://www.afm.nl/nl-
en/professionals/registers/meldingenregisters/substantiele-deelnemingen
).

Based on the AFM register shareholders with holdings of 3% or more are BlackRock, Inc.

(5.07% interest and
6.06% voting rights reported on 13 July 2020) and Capital Research and Management

Company (5.09% voting
rights reported on 3 September 2021). The AFM register also shows a notification by ING Group on 20
December 2021 of a holding of 3.10% in its own

share capital (no voting rights).
As a result, other than based on information available from public filings available under the applicable laws of
any other jurisdiction, ING Groep N.V.

is not aware of any changes in the ownership of ordinary shares or ADSs between the thresholds levels mentioned in the previous sentence.
On 31 December 2021, ING Groep N.V.

and its subsidiaries held 128,301,231 ordinary

shares or ADSs,
representing 3.29% of ING Group’s issued share capital. ING Groep N.V.

does not have voting rights in respect
of shares and ADSs it holds or which are held by its subsidiaries.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 119
On 31 December 2021, no person is known to ING Groep N.V. to be the owner of more than 10% of the ordinary shares or ADSs. As of 31 December 2021, members of

the Supervisory Board and their related third
parties held 5,295 Ordinary Shares.

Members of the Supervisory Board do not hold ING

options.
As at 31 December 2021, members of the Executive Board and their related third parties held 91,853 ordinary
shares.
As at 31 December 2021 ING Groep N.V.

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
As of 31 December 2021

ING Groep N.V.

was not aware of any arrangements the operation of which may result in a change of control of ING Groep N.V.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 120
Item 8.

Financial information
A.

Consolidated statements and other financial information
Consolidated statements
For information regarding consolidated statements and other financial information, see Item 18 of this Form
20-F.
Legal Proceedings
For a description of ING’s legal proceedings, see Note 46 ‘Legal proceedings’ in the consolidated financial statements.
Policy on dividend distribution

ING’s distribution policy is a pay-out ratio of 50% of resilient net profit and additional return of structural excess capital. For detailed information on ING’s 2021 dividend, reference is made to Note 51 ‘Capital
Management’.
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
Dividends are subject to withholding taxes in the Netherlands as described under

Item 10, “Additional
Information - Taxation

- Netherlands Taxation”.
ING’s distribution policy may be changed at any time and there is no guarantee that any dividends or other distributions will be made in accordance with the distribution policy in effect from time to time or at all.

B.

Significant changes
For information on subsequent events reference is made to Note 52 ‘Subsequent events’ of the consolidated financial statements.

Since 31 December 2021, until the filing of this

report, no other significant changes have occurred in the
financial statements of the Group included in “Item 18 Consolidated Financial Statements” of this document.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 121
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
C.

Markets
For information regarding markets, see Item 9.A of this Form 20- F.
D.

Selling shareholders
This item does not apply to annual reports on Form 20-F.
E.

Dilution
This item does not apply to annual reports on Form 20-F.
F.

Expenses of the issue
This item does not apply to annual reports on Form 20-F.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 122
Item 10.

Additional information
A.

Share capital

This item does not apply to annual reports on Form 20-F.
B.

Memorandum and articles of association

For a description of ING’s memorandum and articles of association, please see Exhibit

2.1 “Description of
Securities Registered under Section 12 of the Exchange Act”, which is incorporated by reference herein.

Reference is made to Exhibit 1.1 to this Form 20-F for the articles of association.

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

ADSs if such income

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 123
received or capital gains derived is attributable to the past, present or future employment activities of such holder.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 124
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

Anti-dividend stripping rules
Pursuant to the Dutch anti-dividend stripping rules, in the case of dividend-stripping,

the 15% dividend
withholding tax cannot be reduced or refunded. Dividend-stripping is deemed to be present if the recipient of a
dividend is, contrary to what has been assumed above, not the beneficial owner thereof and is entitled to a
larger credit, reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under
these rules, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of
a combination of transactions a person other than the recipient wholly or partly benefits from the dividends,
whereby such person retains, whether directly or indirectly, an interest similar to the shares on which the dividends were paid.
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
Tax

es on income and capital gains
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
management.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 125
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
Netherlands inheritance or gift taxes (as the case may be) are due, however, if the transfer of the Ordinary
Shares or ADSs is construed as an inheritance or as a gift

made by or on behalf of a person who, at the time of
the gift or death, is deemed to be a resident of the Netherlands.

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
United States Taxation
Taxes

on dividends
The tax treatment of owning Ordinary Shares or ADSs will depend in part on whether or not ING Groep N.V.

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

with respect to the Ordinary Shares or ADSs,

but only to
the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and profits
as determined for United States federal income tax purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a U.S. Shareholder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain. Because ING Groep N.V.

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
corporations. Dividends paid to a non-corporate U.S. Shareholder that are considered qualified dividend income will be taxable to the shareholder at preferential rates applicable to long-term capital gains provided that the shareholder holds the Ordinary Shares or ADSs for more than 60 days during the

121-day period
beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid
by ING Groep N.V.

with respect to the Ordinary Shares or ADSs generally will be qualified dividend income,
provided that, in the year that you receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty and we therefore expect that dividends on the Ordinary Shares or ADSs will be qualified dividend

income, but there can be no assurance that we will
continue to be eligible for the benefits of the Treaty.

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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 126
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

Since payments of dividends with respect to Ordinary Shares or ADSs will be made in Euros, a U.S. Shareholder
will generally be required to determine the amount of dividend income by translating the Euro into United
States dollars at the “spot rate” on the date the dividend is distributed, regardless of whether the payment in in fact converted into U.S. dollar.

Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date such payment is converted into U.S.
dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to
qualified dividend income. Such gain or loss will generally be income or loss from sources within the United
States for foreign tax credit limitation purposes.
Taxes

on capital gains

Gain or loss on a sale or exchange of Ordinary Shares or ADSs by a U.S. Shareholder will generally be a capital
gain or loss for United States federal income tax purposes. If such U.S. Shareholder has held the Ordinary
Shares or ADSs for more than one year, such gain or loss will generally be long-term capital gain or loss. Long-
term capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates.

In general, gain or
loss from a sale or exchange of Ordinary Shares or ADSs by a U.S. Shareholder will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC rules

ING Groep N.V.

believes it is not a PFIC for United States federal income tax purposes, and it does not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. It is therefore possible that we could become a

PFIC in a
future taxable year
If ING Groep N.V.

were to be treated as a PFIC, unless a U.S. Shareholder made an effective election to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or ADSs, any gain from the sale or disposition of Ordinary Shares or ADSs by a U.S. Shareholder would be allocated ratably to each year in the holder’s holding period and would be treated as ordinary income. Tax would be imposed on the amount allocated to each year prior to the year of disposition at the highest rate in effect for that year, and interest would be charged at the rate applicable to underpayments on the tax payable in respect of the amount so allocated. The same rules would apply to “excess distributions”,

defined generally as distributions in a single
taxable year exceeding 125% of the average annual distribution made by ING Groep N.V.

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

A U.S. Shareholder who owns Ordinary Shares or ADSs during any year that ING Groep N.V. is a PFIC may be required to file Internal Revenue Service Form 8621.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 127
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 128
Item 11. Quantitative

and Qualitative
Disclosure of Market

Risk
See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations” and
“Additional information - ING Group Risk Management” for these disclosures, including disclosures relating to
operational, compliance and other non-market-related risks.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 129
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
$5.00 for each 100 ADSs (or portion
thereof) reduced, cancelled or
surrendered.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 130
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

2021, the ADR depositary paid aggregate fees and made
other direct and indirect payments to ING in an amount of USD 10,498,456.

Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by
ING, ING is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of ING.

Contents
Part I

Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 131
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
SOX 404 activities are organised along the lines of the governance structure, and involve the participation of senior management across ING. Following the SOX 404 process, ING is in the position to publish an unqualified
statement that the Company’s internal control over financial reporting was effective as of 31 December 2021.
The SOX 404 statement by the Executive Board is included on this page, followed by the report of the external auditor as issued on Form 20- F.
Disclosure Controls and Procedures

The Company’s management, under the supervision and with the participation of the CEO and CFO, has
performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2021, the end of the period covered by the 2021

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

Contents
Part I

Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 132
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

with the
policies or procedures may deteriorate.

The Executive Board assessed the effectiveness of internal control over financial reporting as of 31 December
2021. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of
Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Reporting – Integrated Framework
(2013 Framework). Based on the Executive Board’s assessment and those criteria, the Executive Board concluded that the Company’s internal control over financial reporting was effective as of 31 December 2021.
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
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board

ING Groep N.V.:
Opinion on Internal Control Over Financial Reporting
We have audited ING Groep N.V.

and subsidiaries’ (the Company) internal control over financial reporting as of
December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board
(United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31,
2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31,

2021, the related notes and
the specific disclosures described in Note 1 as being part

of the consolidated financial statements (collectively,
the consolidated financial statements), and our report dated March 7, 2022 expressed an unqualified opinion on those consolidated financial statements.
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

and
Exchange Commission and the PCAOB.

Contents
Part I

Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 133
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
March 7, 2022

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
Item 16B. Code of Ethics
How we work

Our culture, including our risk culture, starts with the Orange Code values and behaviours we share across our organisation, helping us to make responsible decisions – for ourselves and for our customers. A sound risk culture is paramount at ING as it determines the way in which employees identify, understand, discuss and act on the risks we are confronted with and the risks we take. The proper embedding of our Global Code of Conduct,
Orange Code and the Whistleblower policy into our processes is key to managing our culture and ethics risk.
The Orange Code
The Orange Code is a declaration of who we are. It describes what we can expect from each other when we turn
up to work each day. It is a set of standards that we collectively value, strive to live up to, and invite others to measure us by. The Orange Code is the sum of two parts, the ING values and ING behaviors, with “ Integrity above all ” being the overarching principle.
Our values.
The non-negotiable promises we make to the world no matter what.

◾
We are honest.

◾
We are responsible.

◾
We are prudent.

Contents
Part I

Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 134
Our behaviours. The commitments we make to each other and the standards by which we measure each other’s performance:

◾
You take

it on and make it happen.

◾
You help others to be successful.

◾
You are always

a step ahead.

Our business centers on people and trust. People trust us with their money and with their data. Maintaining this
trust is crucial. Everything we do at ING is guided by our Orange Code, a declaration that describes our way of
working, putting integrity above all. We expect everyone to demonstrate our Orange Code standards, values and behaviours every day. Not doing so could potentially put our customers at risk, erode the public’s confidence in our bank and damage our reputation. That’s why integrity is at the very foundation of our culture.

Employees are introduced to the Orange Code early with new joiners invited to complete a global online e-
learning introduction module that explains more about ING’s culture, how we work and what we expect from employees.
Our Orange Code is included within Step Up Performance Management, our global performance management
approach, and discussed throughout the year. It is also linked to our Our People Offer,

our Employee Value
Proposition, which forms the basis of all people-related programmes. Through these activities,

our aim is to
develop a culture that is focused on long-term value creation.
The Orange Code applies to all employees worldwide, including the principal executive, financial and accounting
officers. The values and behaviours of the Orange Code are available on the ING website at
https://www.ing.jobs/Global/Careers/Orange-code.htm.

In 2021, there were no amendments to the Orange Code. ING did not grant any waivers (including implicit waivers) under the Orange Code to the principal executive, financial or accounting officers in 2021.
Global Code of Conduct
Building on the Orange Code is ING’s Global Code of Conduct (launched in

2020) which outlines the 10 core
principles we expect from our employees. These principles build on the values and behaviors of the Orange Code
and are based on ING’s existing policies, minimum standards and guidelines.
All ING new joiners are requested to complete the Global Code of Conduct e-learning upon onboarding.

Whistleblower Policy
Two of the important Global Code of Conduct elements are the ‘speak-up’ principle, which encourages employees to report any form of misconduct, and the principle that every ING employee is entitled to a safe
working environment. ING does not tolerate discrimination, harassment, bullying, sexual or other forms of intimidation, aggression or violence. Furthermore, all persons in scope of the Whistleblower Policy are
encouraged to raise concerns about suspected or actual criminal conduct, unethical conduct or other misconduct
by or within ING.

In 2021, minor changes were made to the Whistleblower Policy to remain a safe and compliant bank. The changes include an extension of the scope of the Policy. The Policy now covers any natural person working for, having worked for or is in the process of being hired to work for or on behalf of ING, on contract or temporary, including Senior Management and members of the Executive Board, Management Board Banking and the
Supervisory Board, persons on secondment, paid and unpaid

interns, volunteers or trainees, and persons hired as
external employees, including self-employed workers, the principal executive, financial and accounting officers.
The updated Whistleblower Policy is available on the ING website at www.ing.com/About-us/Compliance/ING-
Group-Whistleblower-Policy.htm.

ING granted ING Turkey a waiver,

because its local regulation was stricter than the ING Whistleblower Policy. No further waivers were granted (including implicit waivers) under the Whistleblower Policy to the principal executive, financial or accounting officers in 2021.

Orange Code Decision Making
To enhance risk awareness, support moral learning, and enable people to perform proper risk judgement, the
Orange Code Decision Making model (introduced in 2017) targets to support our employees in dealing with
dilemmas via workshops and dialogue sessions. This

four-step approach supports balanced decision-making by
weighing the rights and interest of all stakeholders involved. Compliance organizes ongoing training for local
Compliance experts so that they can properly apply the model in their respective countries. Moreover, the model
has been embedded into other decision making processes,

such as the data ethics governance process and the
global Product Approval and Review Process.
Conflicts of Interest

Contents
Part I

Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 135
Regarding the management of actual or potential conflicts of interest, ING maintains a policy on Conflicts of
Interests which applies to all employees worldwide, including the principal executive, financial and accounting
officers. A description of the policy on Conflicts of Interest is available to view on the ING website at
https://www.ing.com/About-us/Compliance/Conflicts-of-interest-and-confidential-information.htm.
The Conflict of Interest Policy “aims to identify, assess, manage and mitigate or prevent actual and potential conflicts between ING customers and between the interests of ING an the private interests of ING employees, including members of ING’s senior management which could adversely influence the performance of their duties and responsibilities”.

ING did not grant any waivers (including implicit waivers) under the Conflicts of Interest Policy to the principal executive, financial or accounting officers in 2021. In 2021 the Conflicts of Interest Policy was revised to further align with the standards as defined by enterprise risk management and to incorporate key requirements for both personal and organizational conflicts of interest in line with the European Bank Association Guidelines on Internal
Governance. The policy will become effective in April 2022.
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

In 2021, there were no amendments to the Banker's Oath. ING did grant waivers under the Banker's Oath, but not to principal executives, financial or accounting officers in 2021

(unless they were not in scope of the Banker’s
Oath obligation according to ING’s Banker’s Oath Guidelines). The text of the Banker’s oath can be found here:
https://www.ing.com/About-us/Corporate-governance/Dutch-Banking-Code.htm

Contents
Part I

Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 136
Item 16C. Principal Accountant

Fees and
Services

At the Annual General Meeting held on 23 April 2019, KPMG (
KPMG Accountants N.V.

in
Amstelveen, the
Netherlands

– PCAOB ID:
1012
) was re-appointed as the external audit firm for ING Group for the financial years
2020 through 2023. This appointment includes the responsibility to provide an audit opinion on the financial
statements and internal control over financial reporting on 31 December 2021 and to report on the outcome of these audits to the Executive Board and the Supervisory Board.

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
Audit fees
Audit fees were paid for audit and assurance services provided by the auditors. The services provided include the
audit of ING Group’s consolidated financial statements and Form 20-F.

Moreover, these services include

the
audits of the statutory financial statements of its subsidiaries. And, it includes assurance services provided by the
auditor regarding other filings for regulatory and supervisory purposes as well as the review on interim financial
statements. Furthermore, it includes the assurance services relating to comfort letters issued in connection with prospectuses and reviews of SEC product filings.
Audit-related fees
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements not reported under the audit fee item above. These services consisted primarily of specific agreed-upon procedure engagements and assurance engagements for
third parties.
Tax

fees
Over 2021 no tax fees were paid. Under the current ING Group Policy on External Auditors’ Independence most tax services are prohibited.

Some tax services are only allowed after specific approval under an ‘exception procedure’.

Reference is made to Note 29 ‘Audit fees

’

in the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2021, 2020 and 2019.
Item 16D. Exemptions

from the Listing
Standards for

Audit Committees
Not applicable.
Item 16E. Purchases of Equity

Securities by
the Issuer and Affiliated Purchasers
On 1 October 2021, ING announced a share buyback

programme under which it repurchases ordinary shares of
ING Groep, with a maximum total value of EUR 1,744 million and for a number of shares not exceeding the
authority granted by the general meeting of shareholders (10% of the issued shares). The share buyback programme has commenced on 5 October 2021 and was completed on 28 February

2022. The total number of
shares repurchased under the programme is 139,711,040 ordinary shares at an average price of EUR 12.47 for a

Contents
Part I

Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 137
total consideration of EUR 1,742 million. The purpose of the share buyback programme is to reduce the share
capital of ING.
The share buyback programme has been approved by the ECB and is executed within the limitations of the existing authority granted by the general meeting of shareholders on 26 April 2021 and in compliance with the
Market Abuse Regulation. ING has entered into a non-discretionary arrangement with a financial intermediary to conduct the buyback.
There were no purchases by us or any of our affiliated purchasers of any of our equity securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934 during the fiscal years ended December 31,
2020 and 2019.

Purchases of Equity Securities by the Issuer and affiliated Purchasers
Month of purchase
Total number of
shares purchased 1
Average price paid
per share in EUR
Total number of
shares purchased
as part of publicly
announced plans
or programmes 2
Maximum Value of
shares that may yet be
purchased under the
plans or programmes in
EUR million
October 2021
31,584,782 12.86 31,584,782 1,338
November 2021
43,158,794 12.85 43,158,794 783
December 2021
52,884,224 12.17 52,884,224 140
Total 127,627,800 12.57 127,627,800 140
Of which:
Purchased in the open market
127,627,800 12.57 127,627,800 1,604
Acquired through exercise of call
options / settlement of forward
contracts
n.a. n.a. n.a. n.a.
1
The table excludes purchases for market-making in ING Groep N.V.

shares.
2
On 1 October 2021, ING Groep N.V.

announced a share buyback programme for EUR 1,744 million. The programme was initiated on 5 October 2021 and is expected to end no later than 5 May 2022. The share buyback programme was completed on 28
February 2022. The programme is executed by an intermediary to allow for purchases in the open market during both open and
closed periods. As the programme was initiated for capital reduction purposes, ING Groep N.V.

intends to cancel all of the shares
acquired under the programme. ING Groep N.V.

has no other publicly announced plans or programmes to repurchase shares. No publicly announced plans or programmes expired

during 2021. In 2021, ING Groep N.V.

did not determine to terminate any
publicly announced plans or programmes prior to expiration, or determine that it intends not to make any further purchases under any publicly announced plans or programmes.

Item 16F.

Changes in Registrant’s

Certifying
Accountant
Not applicable.
Item 16G. Corporate

Governance

Dutch Corporate Governance Code and Banking Code
As ING Group is established and listed in the Netherlands, it must comply with Dutch laws and regulations and is
subject to the Dutch Corporate Governance Code (the DCGC).
The DCGC provides guidance for ING’s corporate governance structure and practices. ING strongly supports the
DCGC and its principles to ensure sound corporate governance. ING’s application of the DCGC is described in the
2021 ‘Application of the Dutch Corporate Governance Code by ING Groep N.V.’,

10 March 2022, available on
ing.com.

The DCGC can be downloaded from the website mccg.nl.
The Dutch Banking Code (the Banking Code) is only

applicable to ING Bank, but ING Group voluntarily applies the principles of the Banking Code on remuneration for its Executive Board members and senior management.
The Banking Code can be downloaded from the website nvb.nl/english/.
This chapter, including the parts of this Annual Report incorporated by reference, along with the

Contents
Part I

Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 138
publication ‘Application of the Dutch Corporate Governance Code by ING Groep N.V.

’,

comprise the Corporate
Governance Statement.

Differences between Dutch and US corporate governance practices
ING Group qualifies as a foreign private issuer under the US Securities and Exchange Commission

(SEC) rules and
is permitted to follow home-country practice in some circumstances, in lieu of certain corporate governance standards required by the New York Stock Exchange (NYSE) applicable to US domestic companies. Accordingly,
ING Group must disclose in its Annual Report on Form 20-F any significant differences between its corporate governance practices and those applicable to US companies under NYSE listing standards. ING Group believes
there differences are the following:
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

•
NYSE listing standards require a US company to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors (as determined under the NYSE listing standards). ING’s Nomination and Corporate Governance Committee and Remuneration Committee are
composed entirely of members of the Supervisory Board who are independent as determined under the
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
•
In contrast to the NYSE listing standards, the DCGC contains an ‘apply-or-explain’ principle, offering the possibility of deviating from the DCGC. For any deviations by ING Group, please refer to the paragraph ‘Dutch
Corporate Governance Code and Banking Code’.
•
NYSE listing standards require external auditors to be appointed by the audit committee. By contrast, Dutch law requires ING Group’s external auditors to be appointed by the General Meeting and not by the Audit
Committee. The Audit Committee is responsible for preparing the Supervisory Board’s nomination to the
General Meeting for the appointment and remuneration of ING Group’s external auditor,

and annually
evaluates the independence and functioning of, and developments in the relationship with, ING Group’s external auditor and informs the Supervisory Board of its findings and proposed measures.
•
Under NYSE listing standards, shareholders of US companies must be given the opportunity to vote (of which
the result is advisory in nature) on all equity compensation plans applicable to any employee, director or
other service provider of a company (or on material revisions thereto), with limited exceptions set forth in the
NYSE rules. Under Dutch law and the DCGC, binding shareholder approval is only required for equity
compensation plans (or changes thereto) for members of the executive board and supervisory board, and not for equity compensation plans for other groups of employees.

•
The NYSE listing standards require certain transactions with related parties to be reviewed by a company’s audit committee or another independent body of the board of directors for potential conflicts of interest, and for the audit committee or other independent body to prohibit such a transaction if it determines it to be
inconsistent with the interests of the company and its shareholders. However, foreign private issuers can rely
on home country practice with respect to review and approval of related party transactions. ING has adopted internal policies and procedures for the purposes of identifying, assessing,

and recording conflicts of interest,
including with respect to whether related party transactions are on customary or arm’s length terms. These policies and procedures are intended, if and to the extent required under applicable law, prudential rules and other applicable guidelines, to enable the Management Board and Supervisory

Board to assess the terms of
these intended transactions.

Contents
Part I

Part II
Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 139
Item 16H. Mine Safety

Disclosure
Not applicable.
Item 16I. Disclosure Regarding

Foreign
Jurisdictions that Prevent

Inspections
Not applicable.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 140
PART

III.
Item 17. Consolidated Financial Statements
Not applicable.
Item 18. Consolidated Financial Statements
Reference is made to the Consolidated financial statements of ING Group on page F-258.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 141
Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:
Exhibit 1.1
Amended and Restated Articles of Association of ING Groep N.V., dated 29 June 2021
(incorporated by reference to Exhibit 99.1 of ING Groep N.V.’s Report on Form 6-K filed on 8
March 2022)
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

Exhibit 2.6
Indenture, dated as of April 16, 2015, between ING Groep N.V. and The Bank of New York
Mellon, London Branch, as trustee, (incorporated by reference to Exhibit 4.1 of ING Groep
N.V.’s Report on Form 6-K filed on 16 April 2015)
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
Exhibit 2.9
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
Exhibit 2.11
Second Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated 2 October 2018, in respect of 4.100% Fixed Rate Senior
Notes due 2023, 4.550% Fixed Rate Senior Notes due 2028 and Floating Rate Senior Notes
due 2023 (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K
filed on 2 October 2018)
Exhibit 2.12
Third Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated 9 April 2019, in respect of 3.550% Fixed Rate Senior Notes due 2024 and 4.050% Fixed Rate Senior Notes due 2029 (incorporated by reference to
Exhibit 4.1 of ING Groep N.V's Report on Form 6-K filed on 9 April 2019)

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F 142
Exhibit 2.13
Third Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated 10 September 2019, in respect of 5.750% Perpetual
Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to
Exhibit 4.1 of ING Groep N.V's Report on Form 6-K filed on 10 September 2019)

Exhibit 2.14
Fourth Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated April 1, 2021, in respect of 1.726% Callable Fixed-to-
Floating Rate Senior Notes due 2027, 2.727% Callable Fixed-to-Floating Rate Senior Notes
due 2032 and Callable Floating Rate Senior Notes due 2027 (incorporated by reference to
Exhibit 4.1 of ING Groep N.V.'s Report on Form 6-K filed on 1 April 2021)
Exhibit 2.15
Fourth Supplemental Indenture between ING Groep N.V.

and The Bank of New York Mellon,
London Branch, as trustee, dated September 14, 2021, in respect of 3.875%

Perpetual
Additional Tier 1 Contingent Convertible Capital Securities and 4.250% Perpetual Additional
Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.1 of
ING Groep N.V.'s

Report on Form 6-K filed on 14 September 2021)

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
Exhibit 15.1
Consent of KPMG Accountants
Exhibit 101 Inline eXtensible Business Reporting Language (Inline XBRL)
Exhibit 104 Cover Page Interactive Datafile (embedded in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual

report on its behalf.
ING Groep N.V.
(Registrant)
By:/s/T.

Phutrakul
T.

Phutrakul
Chief Financial Officer
Date: March 7, 2022

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 143
Risk management
The Covid-19 pandemic continued to have a

negative impact on the global
economy.

Although economic activity continued to recover

in 2021, strains on
supply chains and inflation hamper the recovery.

This section explains ING’s
approach towards risk manageme

nt and how this was impacted by the Covid-
19 pandemic.
As a global financial institution with a strong European base, offering banking services,

ING is exposed to a variety
of risks. We manage these risks through a comprehensive risk management framework that integrates risk management into daily business activities and strategic planning. This aims to safeguard ING’s financial strength
and reputation by promoting the identification, measurement and management of risks at all levels of the organisation. Taking measured risks aligned with its Risk Appetite is core to ING’s business.
The risk management function supports the Executive Board in formulating the risk appetite, strategies, policies
and limits. It provides oversight, challenges and controls throughout ING on risk-related items.

This section sets out how ING manages its risks on a day-to-day basis. It explains how the risk management
function is embedded within the organisation based on

the ‘three lines of defence’ model. It describes the key
risks that arise from ING’s business model and how these are managed by dedicated risk management departments, with various specific areas of expertise. The section provides qualitative and quantitative
disclosures about solvency, credit, market, funding and liquidity, ESG and climate change, business, operational,
IT,

compliance and model risks.

Risk profile
This chart provides high-level information on the risks arising from ING’s business activities:
Risk profile

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 144
Risk categories

ING’s main risks are described in the categories below. The chapters in the risk management section are based on how risks are managed internally. Operational and IT risk are part of the NFR chapter.
Overview of Risk Categories
Risk Categories

Sub-categories defined as:
Financial Risk
Solvency risk
The risk of lacking sufficient capital to

fulfil business objectives, regulatory requirements

or market expectations.

A bank that is completely insolvent is unable

to pay its debts and will be
forced into bankruptcy.
Credit risk
The risk of potential loss due to default by

ING’s debtors

(including bond issuers) or trading counterparties.

Market risk
The risk of potential loss due to adverse

movements in market variables.

Funding and liquidity risk
The risk that ING cannot meet financial liabilities when they become due at reasonable cost and

in a timely manner.
Non-Financial Risks
Operational risk
The risk of direct or indirect loss arising from inadequate

or failed internal processes, people and systems

or from external events.

Information (Technology)

risk
The risk of financial loss, regulatory sanction and/or

reputational damage due to ineffectively

utilising information, or inappropriately

protecting information.
Compliance risk
A threat posed to ING’s

standing resulting from failure

to act in line with applicable laws and regulations,

internal rules (including ING’s

Orange Code and global Code of Conduct) and/or
societal expectations.
Overarching Risks
ESG risk (including climate risk)
ESG is the risk that environmental,

social and governance issues stemming from the

banks clients result in reputational

damages and/or financial losses for ING. Climate

risk is the risk
that a financial loss will be incurred due to climate

change events, either through

physical risk (eg flooding) or transition

risk (eg solar energy instead of gas).
Business and strategy risk
The value or earnings loss due to business and strategic

decisions that do not materialise as planned. This risk can

be expressed in terms of volumes, margins,

expenses and fees and
commissions.
Model risk
The risk that the financial or reputational

position of ING is negatively impacted as a consequence

of the use of models. Model risk can arise from errors

in the development,
implementation, use or interpretation

of models, or from incomplete or wrong data

etc., leading to inaccurate,

noncompliant or misinterpreted

model outputs.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 145
Top and emerging risks
The risks listed below are defined as existing and emerging risks which could cause the actual results to differ,

in
some instances materially, from those anticipated. They may have a material impact on the reputation of the company, introduce volatility in future operating results, or impact ING’s medium and long-term strategy including the ability to pay dividends, maintain appropriate levels of capital or meet liquidity and funding targets.
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

The 2021 risk assessment confirmed our top and emerging risks. The top risks in

2021 are related to cybercrime,
data risk management and a persistent low interest rate environment.

On top of that, the Covid-19 pandemic
continued to impact our business environment. Climate change risk remains an emerging risk, reflecting the
impact that climate change may have for the financial position and/or reputation of ING.

The Russian invasion of Ukraine
The Russian invasion of Ukraine and rapidly escalating events in late February and early March 2022 is a significant tragedy to the people and is causing disruption to business and economic activity in the region and
worldwide. Subsequently, the United States, United Kingdom and Europe initiated sanctions against Russia in late
February and early March 2022. In response, the Russian

central bank enforced liquidity and currency controls.
On sanctions
The international community is leveraging their sanction tools in response to the escalation of

Russia’s invasion
of Ukraine. Accordingly, as part of ING’s know your customer and compliance risk governance and procedures,
ING is continuously monitoring the situation to stay abreast on all relevant updates to implement effective and appropriate additional control measures and to manage the increased risk and financial impacts of these
developments.
Our exposures
ING has wholesale banking activities in both

Russia and Ukraine, as well as investments in Russia, some of which are denominated in local currency. As a result of the Russian invasion of Ukraine and related international response measures, including sanctions and capital controls, we may be exposed to increased risk of default of counterparties located in Russia and Ukraine, counterparties of which the ultimate parent is located in Russia or may be considered effectively controlled or influenced through Russian involvement, and other counterparties in sectors affected by the international response measures. Furthermore, we have counterparty exposure to
Russian entities in connection with foreign exchange derivatives for future receipt of foreign currencies against
RUB.
As of 28 February 2022, ING’s total Russia-related exposure was approximately €6.7 billion (~0.9% of our total loan book), mainly consisting of liquidity facilities and pre-export financing.

In Ukraine, our exposure was
approximately €500 million mainly with liquidity facilities and other lending.

Around €700 million exposure to
Russian clients was affected by new sanctions. Early March 2022, we announced our decision to not do any new
business with Russian companies.
Basis of disclosures (*)
The risk management section contains information relating to the nature and extent of the risks of financial instruments as required by International Financial Reporting Standards (IFRS) 7 'Financial
Instruments: Disclosures'. These disclosures are an integral part of ING Group Consolidated financial statements and are indicated by the symbol (*). This is applicable for the chapters, paragraphs, graphs or tables within the risk management section that are indicated with this symbol in the respective
headings or table header.
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
Disclosures in accordance with Part Eight of the CRR2 and CRD V, and as required by the supervisory authority, are published in our ‘Additional Pillar III Report’,

which can be found on our corporate
website ing.com.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 146
The impact on our business is being monitored on a continuous basis. A central team was established for daily
monitoring and we intensified monitoring of our counterparties. Furthermore, we are working together with
counterparties, both onshore and offshore, to limit risks associated with derivatives exposures.
Below table illustrates our exposure to Russia per 28 February 2022. Compared to year-end 2021, as disclosed in the credit risk portfolio section, the exposure to Russian borrowers of €4.8 billion increased with approximately
€500 million due to central bank placements of deposits received and (limited) drawings under committed
facilities.
Russia exposure
1
in EUR billion 28 Feb 2022
Russian borrowers
2
5.3
Non-Russian borrowers with Russian ownership 1.5
Total 6.7
Of which covered by ECA (0.9), CPRI (1.3) and European parent guarantees (0.3)
3
2.5
Total booked

at ING in Russia
4 1.3
Of which covered by European parent guarantees 0.3
1

Credit outstandings of lending, pre-settlement (including lending related derivatives), money market and investment activities, excluding
off-balance sheet positions such as undrawn committed exposures of €0.6 billion
2

Includes Russian borrowers with non-Russian (ultimate) ownership
3

Refers to Export Credit Agency (ECA) and Credit and Political Risk Insurance (CPRI)
4

Exposures booked at ING in Russia are partly supported by Legal lending limit guarantees from ING Bank N.V..

These guarantees cover
current outstandings of approximately €150 million
Below table illustrates our exposure to Ukraine per 28 February 2022.
Ukraine exposure
1
in EUR billion 28 Feb 2022
Booked at ING in Ukraine 0.4
Booked at other ING entities 0.2
Total 0.5
Of which covered by (European)

parent guarantees
0.2
1

Credit outstandings of lending, pre settlement, money market and investment activities. Off-balance positions are not included but are negligible
Covid-19 pandemic
In 2021, the Covid-19 pandemic continued to have an impact on people,

businesses and the economy. While
vaccination rates continued to increase and Covid-19 related restrictions were lifted in some jurisdictions in the first part of 2021, the end of 2021 was again marked by new waves of infections. Uncertainty concerning the ongoing pandemic remains and we therefore continue to be cautious and remain ready to support our clients when they need it. Further, the economic environment in 2021 was marked by supply chain disruptions, rising energy and commodity prices, significantly increasing house prices and increasing inflation impacting companies
and consumers..
ING is carefully monitoring the Covid-19 pandemic and the impact on its people and business. A central ING team
monitors the situation globally and provides guidance on health and safety measures, travel advice, and business continuity for our company. In addition, a situation in which most or some of ING’s employees continue working from home may raise operational risks, including with respect to information security, data protection, availability of key systems and infrastructure integrity.

Increased attention is being paid to our financial risks. ING performed several types of stress tests and sectoral reviews to assess the potential impact of the covid-19 pandemic and the uncertainties of the current economic
environment (e.g. inflation risk stress test) on its financial position. These stress tests and reviews helped ING to get further insights into the potential impact and to define appropriate mitigating actions.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 147
Potential economic implications for the countries and sectors where ING is active, which could have a material adverse effect on ING’s business and operations, are continuously being identified, assessed and monitored in order to execute possible mitigating actions.
Financial crime
We’re committed to fulfilling our role as a gatekeeper to the financial system, in order to protect our customers, society and our bank from the corrosive effects of financial crimes such as money laundering,

terrorist financing,
bribery and corruption, sanctions evasion and tax offences. It’s our intention to not just comply with applicable laws and regulations in relation to financial crime, but also to continue to strengthen our financial crime control framework in a robust and sustainable way to prevent, detect and respond to illicit activity. We continue to seek to harness new and innovative technological capabilities in order to create a safer environment for our customers, our bank and society.

In 2021, we adjusted our financial crime risk appetite and framework of policies and procedures to reflect changes in the risk environment and responded to external developments; including the Pandora Papers release. We also sought to further empower our people with the skills and knowledge to fight financial crime; sharing insights with them about

emerging and evolving threats (including in relation to
financial crime risks linked to or heightened by the Covid-19 pandemic) and enhancing our training framework.
However,

fighting financial crime and protecting the integrity of the financial system is a challenge for all banks,
given the constantly changing environment and pace at which criminals evolve their methods. We believe we can be more effective in our efforts if we collectively join forces and share intelligence with other banks and with national, European and international authorities and law enforcement to combat financial crime. We therefore continue to proactively participate in public-private partnerships, such as Transaction Monitoring Netherlands and Germany’s Anti-Financial Crime Alliance, and to collaborate with other banks.

Cybercrime
Cybercrime remains a continuous threat to companies in general and to financial institutions in particular. Both the frequency and the intensity of attacks are increasing on a global scale. The sophistication and implications of
ransomware attacks are a growing concern in the threat landscape.
The continuous enhancement of the control environment to protect from, and detect and respond to, e-banking fraud, DDoS, targeted attacks and more specific ransomware attacks is of the highest priority. Additional controls continue to be embedded in the organisation as part of the overall internal control framework and are continuously re-assessed against existing and new threats. In addition, ING continues to strengthen its global cybercrime and fraud resilience through extensive collaboration across the globe with financial industry peers, law enforcement authorities, government (e.g. National Cybersecurity Center) and Internet Service

Providers
(ISPs).

Data risk management
Data, whether customer, financial, risk or other busines data, is at the core of the ING’s purpose: data leads to insights and insights empower people to stay a step ahead in life and in business. The ING Data Strategy is creating a single vision and governance, empowering business users and building a harmonised foundation
regarding data. This encompasses further embedding data functions and improving (bank-wide)

data operations,
and simplifying, standardising and modernising its

technology and data platforms. Recognising that data risk is one of the top risks of the bank, ING is creating a holistic view on how ING manages risk around data including
personal data protection, data security, data quality and data ethics.

Low/negative interest rate

environment
The persistent low/negative interest rate environment, with central banks holding their rates at negative or low
levels, continued to negatively impact short-term as well as long-term market rates. The Covid-19 pandemic intensified the low/negative interest rate environment. Interest rates are expected to remain at current levels for
some time. This is posing a challenge for bank business

models that earn net interest income from traditional
savings activities. In addition, loans are being repriced at lower rates which is putting more pressure on margins and impacting long-term profitability. ING is continuously assessing this market environment. ING has introduced negative interest rate charging and is reducing thresholds for charging negative interest rates.

Further, ING is
expanding other sources of income such as net fee and commission income.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 148
Sourcing risk
The scope of functions and services that ING

businesses source to third parties and internal parties has risen in recent years. As such sourcing has evolved from being a means to control costs to a mechanism for building centres of excellence internally and external partnerships that can add real strategic value. Apart from the clear tangible benefits sourcing adds to ING, it also raises new risks for the bank. Primarily these are operational risks
associated with third parties performing (parts of) functions and services, and range from underperformance and
data privacy to business continuity and cybercrime.
With growing reliance on sourcing, ING’s Sourcing Policy is baselining the requirements in terms of controls when sourcing. The Sourcing Policy which is, at least in part, based on regulatory requirements allows ING to
implement the required control assurance over the functions and activities sourced to third parties and internal parties, throughout the entire sourcing lifecycle.
Climate change risk
ING is increasingly aware of the risks associated with climate change and how these can impact our clients and
their financial stability. This includes physical risk and transition risk. Physical risk can be acute, such as flood and wildfires, or chronic, such as increased temperature and rising sea levels. Transition risk can be driven by policy, technological or market changes as we shift towards a low-carbon global economy and potentially lead to stranded assets.
In addition to our Climate Expert Group (CEG) and Climate Change Committee (CCC), an internal programme was launched in 2020 to address the impacts resulting from climate change. In 2021,

this programme was brought
under ING’s global oversight of regulatory programs. The governance of the programme was recently strengthened with clear allocation of responsibilities for oversight and execution. As such, climate risk will be included in our risk management framework in a forward-looking approach. In our integrated climate report on
ing.com we report on our progress until end-2020. The report details our approach and sector-specific insights.

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

Supervisory Board (SB); and this
approach is cascaded throughout ING. The MBB is composed of the EB of ING Group, the heads of the business
lines, the chief technology officer (CTO) and the chief operations and transformations officer (COO).
The heads of ING’s banking business and support functions and the heads of the country units, or their delegates,
are the first line of defence. They have primary ownership, and accountability and responsibility for assessing, controlling and mitigating all financial and non-financial risks affecting their businesses, as well as for the
completeness and accuracy of the financial statements and risk reports with respect to their responsible areas.
The CTO is responsible and accountable for proper security and controls on global applications and IT platforms servicing the bank and implementing proper processes.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 149
The internal audit function forms the third line of defence. It provides independent assurance to the Audit
Committee (part of the SB), the EB and the MBB on

the quality and effectiveness of ING’s internal control, risk management, governance and implemented systems and processes in both the first and second lines of defence.
To protect

its independent nature, decisions regarding the appointment, re-appointment or dismissal from office as well as the remuneration package of the head of the internal audit function require SB approval.
Board-level risk oversight (*)
ING has a two-tier board structure consisting of a management board (EB for ING Group and MBB for ING Bank),
and an SB; both tiers play an important role in managing and monitoring the risk management framework.
◾
The SB is for risk management purposes advised mainly by the

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
As a member of the EB and the MBB, the CRO is responsible

for ensuring that risk management issues are heard
and discussed at the highest level. The CRO steers a risk organisation both at head-office and business-unit levels, which participates in commercial decision-making, bringing

countervailing power to keep the risk profile within
the agreed risk tolerance. The CRO reports to the SB risk committee on ING’s risk appetite levels and on ING’s risk profile at least quarterly. In addition, the CRO briefs them on developments in internal and external risk-related issues and seeks to ensure they understand specific risk concepts.

Executive level (*)
The key risk committees described below act within the overall risk policy and delegated authorities granted by the MBB:
◾ Global Credit and Trading Policy Committee (GCTP) discusses and approves policies, methodologies, and procedures related to credit, trading, country, and reputation (i.e. environmental and social risk or ESR)
risks. The GCTP meets monthly. After the MBB and the GCTP, the Credit and Trading

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
Non-financial risk management framework including operational risk management, compliance and legal
policies, minimum standards, procedures and guidelines, development of tools, methods,

and key
parameters (including major changes) for risk identification, measurement, mitigating and monitoring/reporting. NFRC Bank meetings

are held at least quarterly.
◾
The Model Risk Management Committee (MoRMC) discusses

and steers, on a monthly basis, the overall
model strategy. MoRMC discusses and approves policies and methodologies related to model risk management.
◾ Climate Change Committee (CCC) is responsible for mandating processes for identifying and managing climate-related risks and opportunities, guiding climate-related policies, strategy, objective-setting and performance monitoring. Further, it is responsible for monitoring and overseeing progress on relevant goals and targets. The CCC meets six times a year.
Regional and business unit level (*)
ING’s regional and/or business unit management have primary responsibility for the management of risks (credit, market, funding and liquidity, operational, IT,

compliance and model) that arise in their daily

operations. They are
accountable for the implementation and execution of appropriate risk frameworks affecting their businesses in compliance with procedures and processes at the corporate level. Where necessary, the implementation is adapted to local requirements.
The regional and/or business unit (BU) CROs are involved in these activities. The local (regional and BU) CRO is
responsible for the analysis, monitoring and management of risks across the whole value chain (from front to
back office). The local risks are discussed in local risk committees that roll up to the key risk committees at

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 150
executive level. Local Client Integrity Risk Committees (CIRCs) assess client integrity risk and they have a final decision on client acceptance or client off-boarding, from a risk-based perspective, in the areas of financial crime,
Foreign Account Tax Compliance Act (FATCA),

Common Reporting Standard (CRS) and ESR.
Organisational structure (*)
The Risk Management function consists of corporate risk departments headed by

General Managers directly
reporting to the CRO and regional/business unit CROs functionally reporting to the CRO. The corporate risk
departments support the CRO to set the Bank's risk appetite, develop the corporate policies, rules and global
procedures and infrastructures.

In 2021, the CRO for ING in Germany started to report functionally to the Group CRO, instead of the CRO C&G, seen the importance of the German market. The following organisation chart illustrates the reporting lines in
2021 for the risk management organisation:

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 151
The banking industry has been re-assessing the business

environment it operates in and the pandemic has
accelerated a number of trends, which have an impact on the types of risks we manage as a bank. Consequently,
ING has reviewed its risk organisational structure, looking to improve governance with a more holistic and integrated approach towards risk management by strengthening group risk steering and further simplification and automation of processes.

With the strategic review of the risk organisational structure, that will start as of March 2022, the following corporate departments will be created:
● ‘Credit risk’

will set the credit risk strategy for ING and will ensure credit risk and credit restructuring will be managed from an overarching

point of view, rather than per business line.
● ‘Integrated risk’

will have central ownership on bank-wide risk topics that are not exclusively related to one risk type, in order to ensure that a consistent approach and interdependencies between the various risk types are taken into account. The current Risk & Capital Integration department will move into
Integrated Risk, just as Model Development from Financial Risk and the Professional Practice Unit from
NFR. An Environment, Society & Governance Risk team will also be introduced.
● ‘Risk Culture & Behavioural risk’

will put risk culture on the agenda of the bank globally, provides a clear vision, aligned strategy and methodological approach in order to identify, assess and bring change with regards to how ING employees act on risks.
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
Internal control framework
In its Enterprise Risk Management (ERM) Framework, ING has explained the approach to mitigate risk outside
ING’s risk appetite. The internal control framework (ICF) is thereby translating regulations and internal requirements into policies articulating specific risks and control objectives. These policies form the basis for
translation into process control standards, which are used by the business to support and promote an effective risk and control environment. The ICF includes binding principles, definitions,

process steps, and roles and
responsibilities to create consistent bank-wide policies and control standards.
Global policies and control standards are developed and maintained or updated within the ICF. These global documents are designed by head-office functions and are to be adhered to by all ING entities and support
functions. In line with the ERM approach, ownership for policies will be with the 2nd line of defence (2
nd

LoD),
while control standards are to be owned by the 1st line of defence (1 st

LoD). Global policy and control standard
documents are approved by relevant approval bodies (e.g. SB, EB, MBB and Bank NFRC).
The policies are based on the risk taxonomy, which is designed to prevent overlaps in policy control objectives.
The control standard owners are responsible for defining the key controls that mitigate the critical and high inherent risks in the business processes.

The process of developing policy and process control standard documents includes the following steps: identify the document owner, determine the relevant stakeholders, define a risk-based approach, perform an impact assessment, involve relevant stakeholders and (local) entities for sounding on key and expected controls, and determine an approval body.
The principal role of the gatekeepers

is to provide quality assurance and to advise on the relevant approval bodies. The ICF gatekeepers challenge document owners on the alignment of internal control documents with the agreed methodology and risk taxonomy, and verify that the development and communication of those documents are in line with the agreed process. All policies, control standards, and procedures are published on
ING’s intranet. New and updated documents are periodically communicated by means of a dedicated policy update bulletin to the country managers and senior heads of business departments.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 152
Risk culture
At ING we attach great importance to a sound risk culture, which is essential for performing our role in society responsibly and to keep the bank safe, secure and compliant. Our risk culture determines the way in which employees identify, understand, discuss, and act on the risks we are confronted with and the risks we take. In
2021, we drove several enhancement projects based on our 2020 assessment of our risk culture.

Most notably,
enhancing our risk culture monitoring activities and bringing non-financial risk to life.

Orange Code and the global Code of Conduct
The Orange Code and the global Code of Conduct are the foundation of ING’s risk culture. The global Code of
Conduct defines the most essential conduct principles expected from ING employees in their daily activities, to
create additional risk awareness and better meet expectations stated in external rules and guidelines. In 2021, the global Code of Conduct has been embedded

into our employees’ performance management cycle to ensure
continuous attention to the Global Code of Conduct, and dialogue on how to apply it in our daily work practice.
The Orange Code is a declaration of who we are. It describes what we can expect from each other when we turn
up to work each day. It is a set of standards that we collectively value, strive to live up to, and invite others to measure us by.

The Orange Code is the sum of two parts, the ING values and

ING behaviours, with integrity being the
overarching principle. The ING values (being honest, prudent and responsible) are non-negotiable promises we
make to the world, principles we seek to stick to, no matter what. The ING behaviours (take it on and make it happen, help others to be successful, and always be a step ahead) represent our way to differentiate ourselves.
The Orange Code is embedded in commitments we make to each other and the standards by which we measure each other’s performance.
Orange Code decision-making
To enhance risk awareness, we continued to support monitoring risk culture and compliance risk in the business.
This included training by compliance and data experts to enhance balanced decision-making in line with the
Orange Code decision-making model to support moral learning and well-balanced decision-making. A four-step
model aims to find out where the moral weight lies for a potential decision.

Following the incorporation of the model in the global Product and Approval Process (PARP) policy in 2020 it has been embedded in several local PARP policies in 2021.

Compliance is continuing to train experts in this area
within the local Compliance teams to support the organisation in properly applying the model in practice in their
respective countries.
Learning
In 2021, we continued to strengthen and expand our learning offering on risk topics and the governance around this. The learning focuses on compliance, non-financial risk and financial risk.
We established a board to approve and monitor progress on the required learning that is taken by all staff. This will ensure more attendance by the learners, bank-wide alignment, and connection between learning, business
impact and management actions. It has also improved feedback and evidencing of outputs. The board brings
together content owners, learning experts and corporate communications to ensure the best fit for the training need.

We also took steps to expand our learning for risk professionals, with the Risk Academy which provides focused learning for Risk staff. These take the form

of various online learning modules and frameworks that support employees in developing their knowledge, skills and behaviours.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 153
Dutch Banker’s Oath
In the Netherlands, all employees of ING take the Bankers’ Oath and pledge this promise in a meaningful ceremony. The Oath came into force in the Netherlands on April 1st of 2015, as part of a joint approach from all banks, aimed at introducing social regulations, a revised Dutch Banking Code implementing an oath with
associated rules of conduct and disciplinary law. This way the Dutch banks show society what they stand for and are accountable for,

both as individual banks and as a sector. In 2021, due to the Covid-19 pandemic, ING NL changed to virtual Bankers’ Oath ceremonies via Teams, instead of the former physical ones, to ensure that all new employees (around 400 a month) can still take the Bankers’ Oath in time and in a meaningful ceremony.
Before taking the Oath, an e-learning is followed and the importance of the Oath is discussed.

Also, dilemmas
that the employees may come across in their daily work are shown, to ensure careful balancing of the interests of all our stakeholders, in the decisions we make. In 2020 and 2021 the whole Bankers’ Oath programme for new joiners was revised and updated, to ensure that all elements still align with the current developments, both internally and externally.
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
The complexity of this type of risk is that it is less tangible compared to other risk areas because it focuses on
behavioural patterns and their drivers. There are patterns in how decisions are made, how people communicate and whether they can take ownership. Behaviour is driven by formal and informal mechanisms. Examples of formal drivers are the processes ING applies and how its governance is structured. Informal drivers are less tangible; such as group dynamics or underlying beliefs that influence behaviour.
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
Behavioural risk interventions
Based on the results of the executed behavioural risk assessments, BRM mitigates behavioural risk in a focused manner. Effective

mitigation requires a deep understanding of what drives undesired behaviours. Behavioural and organisational science theories and evidence-based techniques and tools play an important role in designing
and facilitating interventions. Given the crucial role of leaders in creating the right conditions for employees, interventions are first initiated at leadership level. These include leadership labs, which address topics such as
‘connection, alignment and trust’, as well as bringing together the ‘whole system in the room’.

Here senior
leaders delve into the outcomes of the assessments, identifying deeply rooted and often complex issues for
improvement.
In addition, interventions are also set in motion that focus on enabling employees to build awareness on
behavioural risk and support them in initiating solutions to mitigate the potential behavioural risks. After each assessment the results are shared with the management teams of the assessed units and with the participants of
the BRA in a feedback session. This is followed up with a dialogue starter toolkit, enabling teams to reflect on the
results, discuss opportunities for improvement and call for first steps towards sustainable solutions.
In 2021, BRM pioneered a new approach to address behavioural risk challenges related to decision-making, ownership and group dynamics behavioural challenges on a wider scale. The used approach is a 'World Cafe' – a
large group intervention that drives common understanding, engagement and ownership and enhances learning and behavioural change.
The BRM team works closely with the business units and

departments such as HR, Internal Audit, and Compliance
to align on and embed desired leadership and risk behaviours (i.e. speak up,

psychological safety,
communication, guiding leadership).

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 154
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
Risk control
Risks can be controlled by mitigating measures that lower the likelihood the risk occurs, lower the impact when it occurs or both. The ultimate measure to lower a risk is to stop the activity or service that causes the risk (risk
avoidance). Risk control and mitigation measures are defined and maintained both bank-wide and at the local
level.
Monitoring and reporting
ING monitors the risk-control measures by checking if they are executed, complied with and have the expected mitigating effects and by following the development of the risks and their risk levels. Risk reporting provides senior and local management with the information they need to manage risks.
Risk Appetite Framework
The Risk Appetite Framework (RAF) is one of the foundation pillars of the ERM Framework. Its objective is to set
the appropriate risk appetite at the consolidated level across the different risk categories and to allocate the risk appetite throughout the organisation.
Policy
The RAF policy states the overarching global risk appetite. Within the RAF, ING monitors a range of financial and non-financial risk metrics to ensure that our risk profile is in line with our risk appetite while executing our
strategy.

ING’s RAF,

which is approved by the SB, defines the desired risk profile that is to be integrated in the strategic decision-making and financial planning process. It is designed to be able to withstand market volatility
and stress, while meeting regulatory requirements. The framework, including underlying assumptions

and
metrics, is regularly reviewed so that it remains relevant. The RAF combines various financial and non-financial risk appetite statements (RASs) into a single, coordinated approach to provide the business with a clear overview of the relevant risks and the tools to manage them. This view allows the EB, the MBB and senior management to
form an opinion on the adequacy of internal risk management and control systems for the risks ING faces while pursuing its strategy.
Process

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 155
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 156
Step 1. Identify and assess ING’s key

risks
The outcome of the risk identification and risk assessment process is used as the starting point for the review of
the RAF. Within this step, the risks ING faces when executing its strategy are identified in the context of the current economic, political, social, regulatory and technological environment. The assessment identifies whether the potential impact is material and if it is sufficiently controlled within ING’s risk management function. It benchmarks the current risk framework against regulatory developments. Known risks are re-assessed either to confirm risk levels or to take account of potential changes. The assessment is contextualised by the current set of risk appetite statements.
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
Examples of underlying risk metrics include:
◾ Solvency and Profitability (e.g. IFRS P&L-at-Risk and FX translation risk)
◾ Funding and liquidity (e.g. Liquidity coverage ratio (LCR) and Net Stable Funding Ratio (NSFR))
◾ Credit risk (Exposure at Default (EAD) and Risk Weighted Assets (RWA))
◾ Market risk trading book (e.g. Event risk, historical value at risk (HVaR))
◾ Market risk banking book (Net interest income (NII)-at-Risk and Revaluation-Reserve-at Risk)
◾ Non-financial risk (eg. Expected loss tolerance and management of audit issues)
◾ Business risk (e.g. IFRS P&L-at-Risk and Economic Capital)
◾ Model risk (e.g. Number of inadequate Pillar 1 models)
ING has started including climate risk into its Risk Appetite Framework by a.o. introducing climate risk as one of the dimensions to determine sector concentration as part of the credit risk appetite statements. In the coming years, ING will extend the climate risk impact to other risk types to ensure that the potential risks stemming from
e.g. transition risk and physical risk are properly captured in the Risk Appetite Framework.
Step 3. Cascade into statements per risk type and business unit
The bank-wide risk appetite is translated per risk type, which is further cascaded into the organisation. Risk appetite statements are then translated into dedicated underlying risk limits that are used for the day-to-day monitoring and management of ING’s risks. The risk appetite statements serve as inputs for the quarterly planning process as well as for the establishment of key performance indicators and targets for senior management.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 157

Step 4. Monitor and manage underlying risk limits
To verify that it remains within the Risk Appetite Framework, ING reports its risk positions vis-à-vis its limits on a regular basis to senior management committees. The Quarterly Risk Update reflecting the exposure of ING against the risk appetite is submitted quarterly to the EB and the MBB and to the

(Risk Committee of the) SB.
Moreover every quarter the financial plan is checked for potential limit breaches within a one-year horizon, where in the strategic dialogue the MBB can take mitigating measures or adjustments to the dynamic plan can be made.
Stress testing
Stress testing is an important risk management tool that provides input for strategic decisions and capital planning. The purpose of stress testing is to assess the impact of plausible but severe stress scenarios on ING’s
capital and liquidity position. Stress tests provide complementary and forward-looking insights into the vulnerabilities of certain portfolios, with regards to adverse macroeconomic circumstances, stressed financial markets, and changes in the (geo)political climate. Since the outbreak of the Covid-19 pandemic,

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
In the second half of 2021, ING started preparing for the regulatory climate risks stress test scenario, which will be assessed in 2022 as part of the bi-annual

ECB Single Supervisory Mechanism (SSM) stress test. This regulatory stress test, combined with internal analyses done on climate risk, will be used to enhance ING’s internal climate risk stress testing.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 158
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
set-up for one-off stress tests.
Scenario reporting: For each stress test, a report is prepared after each calculation which describes the results of the scenario and gives a recap of the scenario with its main assumptions and parameters. The
stress-test report is sent to the relevant risk committees and/or senior management. It is complemented, if needed, with advice for management action based on the stress-testing results.

Scenario control and management assessment: Depending on the outcomes of the stress test and the
likelihood of the scenario, mitigating actions may be proposed. Mitigating actions may include, but are not limited to, sales or transfers of assets and reductions of risk limits.
Methodology
Detailed and comprehensive models are used to calculate the impact of the scenarios.

In these models, statistical
analysis is combined with expert opinion to make sure that the results adequately reflect the scenario assumptions. The methodologies are granular and portfolio-specific and use different macroeconomic and
market variables as input variables. The calculations are in line with our financial and regulatory reporting
frameworks. The stress-testing models are subject to review by Model Risk Management.
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
EU regulation. The revisions are commonly referred to as Banking Reform package. In Europe, this has been partly implemented in the CRR II / CRD V (see below) and

it will be implemented further through the CRR III / CRD
VI in the coming years. A draft was published in October 2021 and implementation is expected as of 1 January
2025.
CRRII/CRDV and BRRDII
On 27 June 2019, a series of measures referred to as the Banking Reform Package (including certain amendments to CRR and CRD IV, commonly referred to as CRR II and CRD V) came into force, subject to various transitional and staged timetables. The adoption of the Banking Reform Package concluded a process that began in
November 2016 and marks an important step toward the completion of the European post-crisis regulatory reforms, drawing on international standards agreed by the Basel Committee, the Financial Stability Board and the
G20. CRD V was implemented in Dutch law in 2020. The Banking

Reform Package updates the framework of
harmonised rules established following the financial crisis of 2008 and introduces changes to the CRR, CRD IV, the
Bank Recovery and Resolution Directive (BRRD) and the Single Resolution Mechanism

Regulation (SRMR). The
Banking Reform Package covers multiple areas, including the Pillar 2 framework, the introduction of a leverage ratio requirement of 3% and a leverage ratio buffer requirement of 50% of the global systemically important banks (G-SIB) buffer requirement (applicable per 1 January 2023), a sectoral systemic risk buffer, a binding NSFR ratio based on the Basel NSFR standard but including adjustments with regard to e.g. pass-through models and covered bonds issuance, mandatory restrictions on distributions, permission for reducing own funds and eligible
liabilities, macroprudential tools, a new category of ‘non-preferred’ senior debt, the minimum requirement for own funds and eligible liabilities (MREL) and

the integration of the TLAC standard into EU legislation. Further, the

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Risk management at ING Group
ING Group Annual Report 2021 on Form 20-F 159
EBA obtained a mandate to investigate how to incorporate ESG risks into the supervisory process and what the prudential treatment of assets associated with environmental or social objectives should look like.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Solvency risk
ING Group Annual Report 2021 on Form 20-F 160
Solvency risk
Introduction
Solvency risk is the risk of lacking sufficient capital to fulfil the business objectives, regulatory requirements or
market expectations. A bank that is insolvent is unable to pay its debts and will be forced into bankruptcy.
The level and quality of capital is crucial for the resilience of individual banks.

Banks are expected to
assess the risks they face, and in a forward-looking manner ensure that all material risks are identified, managed and covered sufficiently by loss-absorbing capital to ensure continuity in case of materialisation of unexpected risks in times of stress. Given the interdependencies to other financial and non-financial risks this balancing act of capital adequacy needs to be done within a sound and
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
business strategy, market

positioning risk profile and operating environment. This implies taking account of the interests of its various stakeholders such as regulators, shareholders, investors, rating agencies and customers.
The continued strength of ING’s capital position, the adequacy of the financial position and risk management effectiveness are essential for achieving the strategy.

ING’s ICAAP ultimately supports this strategy
and contributes thereby to the continuity of ING Group, ING Bank and all its business units.
Managing ING’s capital requirements and allocation entails finding a balance between the forces governing supply and demand. The uncertainties surrounding these factors reflect changing market
circumstances and continuous unpredictability in regulatory and macroeconomic forces. The process of balancing these strategic goals is captured in the ICAAP framework and enabled by the building blocks and elements facilitating the ICAAP. The following building blocks have been defined in the ICAAP
Framework, which are applied for both the ‘normative’ and ‘economic’ perspective as defined in the ECB Guide to ICAAP,

published in November 2018:
● Risk identification and assessment
● Risk appetite
● Capital planning
●
Capital management

● Stress testing
● Continuity
Solvency risk related to Covid-19
Since the outbreak of Covid-19 several stress-test analyses have been done to assess the potential impact of the
virus on the actual and future solvency position, whereby also potential risks are taken into account. For
instance, in 2021 ING performed stress tests whereby the combination of inflation and Covid-19 risks was assessed in several scenarios and sensitivity analyses. These stress tests were used to prepare potential
mitigating actions, but also served as starting point for the review of ING’s risk appetite and of the financial and capital planning. In light of this, ING also updated the management actions in the Contingency Capital and
Funding Plan and the Recovery Plan and assessed potential additional mitigating actions to counter this very
specific crisis.
Risk identification and assessment
ING’s capital management and solvency risk management starts with the risk identification and risk assessment process. Its main purpose is to detect potential new risks and to identify changes in the potential impact of
known risks. On an annual basis, ING performs a thorough review of its solvency risks or risks to capital. Within
this assessment, bottom-up assessments are combined with top-down assessments,

including a questionnaire
and interviews with senior management. The results of the risk assessment are discussed in ALCO Bank which
comprises almost the full MBB.

Once approved, the conclusions of the risk assessment feed into the annual review of the Risk Appetite Framework, the Stress Testing Framework and the Economic Capital Framework. In
addition to this annual process, ING also re-assesses its

risks as part of its Capital Adequacy Statement, a
quarterly process to assess ING’s capital adequacy.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Solvency risk
ING Group Annual Report 2021 on Form 20-F 161
Solvency risk appetite
As explained in the Risk Appetite Framework section in the previous chapter, ING has established overarching solvency risk boundaries. Boundaries are risk appetite statements that are essential for risk management activity, making it of paramount importance to keep these boundaries within the defined level.

The SB is responsible for
approving and monitoring the boundaries. These boundaries

are complemented by a sequence of risk-type-
specific instruments (risk appetite statements). These underlying risk appetite statements are cascaded down into the organisation and dedicated risk thresholds are set that are used for day-to-day monitoring and management of ING’s risks. ING has solvency risk appetite statements in place for the following metrics: CET1 ratio, total capital ratio, leverage

ratio, total loss-absorbing capacity (TLAC ) & minimum requirement for own funds and eligible liabilities (MREL) based on

RWA/leverage ratio and economic capital adequacy.
Capital planning
The capital and funding plan is an integral part of the dynamic plan, ING’s financial and business planning
process. Its objective is to inform and advise the management on the capital development and need of ING
Group and ING Bank, under base case and adverse scenarios.

It describes how ING shall finance the expected
capital constraints taking into consideration growth projections, capital and risk evolution, macro and market conditions, both under the normative and economic perspective. The capital and funding plan is discussed and
approved by ALCO Bank and updated at least twice a year. Within these updates, ING takes account of recent market and risk developments and ensures that capital planning adheres to the solvency risk appetite set by the
SB.

Capital management
Formulation of the CET1 ambition is a key element in solvency risk management.

The target ratio, based on the
management buffer concept, enables ING’s senior management to steer, benchmark and assess the bank’s current and future capital levels much more efficiently while the ambition level clearly supports trust building among ING’s key stakeholders

(e.g. regulators, investors and customers).

The capital management buffer aims to protect the interests of key stakeholders and plays an important role in the overall capital adequacy governance. The rationale behind the concept of the management buffer is that it provides an additional cushion on top of the (local) regulatory minimum requirements (e.g. Supervisory Review
and Evaluation Process (SREP)

requirements) to withstand a certain level of stress and to facilitate awareness and preparedness to take management actions. ING reviews its capital management buffer on a regular basis to determine its effectiveness and robustness, updating it as appropriate.

Stress testing
Solvency stress testing allows ING to examine the effect of plausible but severe stress scenarios on the solvency position and provides insight into which entities or portfolios are vulnerable to which type of risks or in which
type of scenarios. Solvency stress testing is an important tool in identifying,

assessing, measuring and controlling
risks to capital, providing a complementary and forward-looking perspective to other solvency risk management tools. For solvency stress testing, ING follows the same process steps that are described in the overall section on stress testing.
ING distinguishes the following three types of stress test analyses:

●
Sensitivity analysis: Within these analyses, ING assesses

the impact of a pre-defined shock in one or
more risk drivers. The key purpose of sensitivity analyses is to monitor the impact of this pre-defined (or
standardised) shock over time to get an understanding of how the risk profile of the bank has developed.

●
Scenario analysis: Scenario analyses are used to assess an

integral impact of historical, statistical and/or
hypothetical circumstances on the financial position of ING. These stress tests often build on

a
qualitative scenario narrative and reflect risk topics that are deemed relevant for ING given, for example, its business model. Scenarios can be derived from historical realisations, but also reflect e.g. potential
macroeconomic, geopolitical or climate risk related events. These scenarios can be used for one-off analyses. They can also be translated into a set of regular or standardised stress tests that are assessed on a quarterly basis.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Solvency risk
ING Group Annual Report 2021 on Form 20-F 162
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
Assessing capital adequacy: Capital Adequacy Statement (CAS)
The CAS is ING Group’s quarterly assessment of its capital adequacy and takes into account different elements with respect to its capital position. The degree to which ING’s capital position is considered adequate depends on a variety of internal and external drivers:

●
Current supervisory requirements and (expected) requirements going forward;

●
Current internal requirements and (expected) requirements going forward;

●
Coherence of the available capital with the (realisation of) strategic plans; and

● The ability to meet internal and external requirements in the case of stressed events or should a risk materialise.

The CAS assesses the adequacy of ING’s capital position in relation to above-mentioned drivers and states the extent to which the capital position consequently is considered as adequate. On a quarterly basis the

CAS
document is prepared. Additionally each year, the EB/MBB signs and provides a comprehensive assessment of
ING’s capital adequacy,

supported by the ICAAP outcomes, in the form of a Capital Adequacy

Statement.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 163
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

(WB), CRO Challengers & Growth Markets
(C&G), CRO Netherlands, CRO Belux and CRO Germany focus on specific risks in the geographical and/or business
areas of their responsibilities. The Financial Risk department is a

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
◾ Investment risk : is the credit default and risk rating migration risk that is associated with ING’s investments in bonds, commercial paper, equities, securitisations, and other similar publicly traded securities. This can be viewed as the potential loss that ING may incur from holding a position in
underlying securities whose issuer's credit quality deteriorates or defaults. All investments in the banking book are classified in the investment risk category. The primary purpose of ING’s investments in the banking books is for liquidity management.
◾ Money market risk
: arises when ING places short-term deposits with

a counterparty in order to manage
excess liquidity. In the event of a counterparty default, ING may lose the deposit placed.
◾ Pre-settlement risk : arises when a client defaults on a transaction before settlement and ING must replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable)
market price. This credit risk category is associated with derivatives transactions (exchange-traded derivatives, over-the-counter (OTC) derivatives and securities financing transactions).

◾ Settlement risk : arises when there is an exchange of value (funds or instruments) and receipt from its counterparty is not verified or expected until after ING has given irrevocable instructions to pay or has paid or delivered its side of the trade. The risk is that ING delivers but does not receive delivery from its
counterparty. ING manages settlement risk in the same way as other credit risks by setting a risk limit per client. Due to the short-term nature (typically one day), ING does not hold provisions for settlement
risk. Although a relatively low risk, ING increasingly uses DVP (delivery versus payment) and safe
settlement payment techniques to reduce settlement risk.
For the reconciliation between credit risk outstandings categories and financial assets, refer to the table below:

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 164
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
Money market risk
-Cash and balances with central banks Note 2 Cash and balances with central banks
-Loans and advances to banks Note 3 Loans and advances to banks
-Loans and advances to customers Note 7 Loans and advances to customers
Pre-settlement risk
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
16 Other liabilities

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 165
Credit risk appetite and concentration risk framework (*)
The credit risk appetite and concentration risk framework is designed to prevent undesired high levels of credit risk and credit concentrations within various levels of the ING portfolio. It is derived from the concepts of boundaries and instruments as described in the ING

Risk Appetite Framework.
Credit risk appetite is the maximum level of credit risk ING is willing to accept for growth and value creation. The
credit risk appetite is linked to the overall bank-wide risk appetite framework. The credit risk appetite is expressed in quantitative and qualitative measures. Having a credit risk appetite provides:
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
Credit risk appetite is set at different levels within ING and specifies the scope and focus of the credit risk which
ING takes,

and the composition of the credit portfolio, including its concentration and diversification objectives in relation to business lines, sectors and products. The introduction of climate risk via sectors is a first important step with the objective to promote ING’s Terra

approach, focusing on sectors’ necessary pathway to contribute to a low-carbon world and also mitigate potential climate and environmental risks to ING and its business environment.
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
management.
◾ Single name and industry sector concentration : ING has established a credit concentration risk framework to identify, measure and monitor single name concentration and industry sector concentration (systemic

risk). The same concept of boundaries and instruments

is applicable.

◾ Product and secondary risk concentration : ING has established a concentration framework to identify, measure and monitor product concentration and secondary risk.

◾ Scenarios and stress tests : Stress testing evaluates ING’s financial stability under severe, but plausible stress scenarios, and supports decision-making that assures ING remains a financially going concern even
after a severe event occurs. In addition to the bank-wide stress testing framework described above, ING performs sensitivity analyses regularly to assess portfolio risks and concentrations. These sensitivity analyses are consistent with the stress scenario established in the Group-wide credit risk appetite framework.

In light of Covid-19 ING incorporated pandemic specific scenarios for the stress tests to gain
insight into the potential effects of Covid-19 on the credit risk in the portfolios.
◾ Product approvals : The product approval and review process (PARP) assesses and manages risks associated with the introduction of new or modified products. It ensures that sound due diligence is
performed by relevant stakeholders and the relevant risks (credit, operational, compliance, etc.) are addressed appropriately.
◾ Strategy and risk appetite papers : These are detailed analyses of defined products and/or industries.
They identify the major risk drivers and mitigants, the internal business mandate, and propose the risk
(including business) parameters – and potentially the maximum product and/or portfolio limit -

to
support that business. A strategy and risk appetite paper is always prepared by the front office responsible for the internal business mandate and requires an approval from the designated approval authority. Strategy and risk appetite papers may also have geographical and/or business limitations (e.g.
local vs. global).
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 166
Where necessary, underwriting standards have been reviewed and refined to limit the credit risk to portfolios particularly

sensitive to Covid-19.
Credit risk models (*)
Within ING, internal Basel-compliant models are used to determine probability of default (PD), exposure at default (EAD) and loss given default (LGD) for regulatory and economic capital purposes. These models also form the basis of ING’s IFRS 9 loan loss provisioning (see ‘IFRS 9 models’ below). Bank-wide, ING has implemented
approximately 100 credit risk models, for regulatory capital, economic capital and loan loss provisioning purposes.
There are two main types of PD, EAD and LGD models used throughout the Bank:
◾ Statistical models

are created where a large set of default or detailed loss data is available. They are characterised by sufficient data points to facilitate meaningful statistical estimation of the model parameters. The model parameters are estimated with statistical techniques based on the data set available;
◾ Hybrid models

contain characteristics of statistical models combined with knowledge and experience of experts from risk management and front-office staff, literature from rating agencies, supervisors and
academics. These models are especially appropriate for ‘low default portfolios’, where limited historical defaults exist.
Credit risk rating process

(*)
In principle, all risk ratings are based on a Risk Rating (PD) Model that complies with the minimum requirements
detailed in CRR/CRDIV, ECB Supervisory Rules and European Banking Authority (EBA) guidelines.

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

The 22 grades are composed of the following categories:
◾
Investment grade (risk rating 1-10);

◾ Non-investment grade (risk rating 11-17);
◾ Sub-standard (risk rating 18-19); and
◾ Non-performing (risk rating 20-22).
The first three categories (1-19) are risk ratings for performing loans. The ratings are calculated in IT systems with internally developed models based on manually or automatically fed data. Under certain conditions,

the outcome
of a manually fed model can be challenged through a rating appeal process. Risk ratings for non-performing loans
(NPL) (20-22) are set by the global or regional credit restructuring department.

For securitisation portfolios, the
external ratings of the tranche in which ING has invested are leading indicators.
Risk ratings assigned to clients are reviewed at least annually, with the performance of the underlying models monitored regularly. Some of these models are global in nature, such as those for large corporates, commercial banks, insurance companies, central governments, local governments, funds, fund managers, project finance and leveraged companies. Other models are more regional- or country-specific: there are PD models for small medium enterprise (SME) companies in Central Europe, the Netherlands, Belgium,

Luxembourg, as well as
residential mortgage and consumer loan models in the various retail markets.
Rating models for retail clients are predominantly statistically driven and automated, such that ratings can be updated on a monthly basis. Rating models for large corporates, institutions and banks include both statistical characteristics and manual input, with the ratings being manually updated at least annually. Since 2020, portfolios and clients most at risk of being affected by the pandemic were subject to more frequent (e.g.
quarterly) reviews.

After the introduction of IFRS9 in 2018 and introduction of the new definition of default (DoD) in 2020, we’re
now updating the credit models.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 167
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
The Credit Risk Control Unit (CRCU), which is part of the Financial

Risk department, ensures compliant and
continuously improving rating systems.

Credit risk portfolio (*)
ING’s credit exposure is mainly related to lending to individuals and businesses followed by investments in bonds and securitised assets, and money market. Loans to individuals are mainly mortgage loans secured by residential
property. Loans (including guarantees issued) to businesses are often collateralised, but may be unsecured based on the internal analysis of the borrower’s creditworthiness. Bonds in the investment portfolio are generally unsecured, but predominantly consist of bonds issued by central governments and EU and/or OECD based financial institutions. Secured bonds, such as mortgage-backed securities and asset-backed securities are secured
by the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets)
held by the securities issuer. For money market, exposure is mainly deposits to Central Banks. The last major credit risk source involves pre-settlement exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing

transactions. This is also commonly referred to as
counterparty credit risk.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 168
Portfolio analysis per business line (*)
Outstandings per line of business (*) 1, 2, 3
in EUR million Wholesale Banking Retail Benelux
Retail Challengers &
Growth Markets
Corporate Line Total
Rating class 2021 2020 2021 2020 2021 2020 2021 2020 2021 2020
Investment grade
1 (AAA)
81,615
74,735
331
357
27,089
34,782
2,363
2,375
111,398
112,248
2-4 (AA)
56,982
63,239
5,863
6,119
41,646
38,586
15
18
104,506
107,961
5-7 (A)
72,052
66,537
28,456
23,143
59,040
54,381
394
349
159,941
144,409
8-10 (BBB)
124,622
104,987
125,469
120,714
57,394
53,346
2,502
2,692
309,986
281,738
Non-Investment grade
11-13 (BB)
61,996
65,832
60,296
61,797
42,554
39,823
353
0
165,199
167,451
14-16 (B)
16,699
20,925
14,560
17,759
10,800
10,299

-

-
42,059
48,983
17 (CCC)
1,712
1,822
2,158
2,543
731
844
178
128
4,779
5,338
Substandard grade
18 (CC)
865
1,690
904
1,170
477
514

-

-
2,245
3,374
19 (C)
126
518
1,162
1,306
451
600

-

-
1,739
2,423
Non-performing loans 20-22 (D)
3,937
4,415
5,035
5,614
3,153
3,203

-

295
12,124
13,526
Total
420,606
404,699
244,232
240,520
243,334
236,377
5,805
5,857
913,977
887,454
Industry
Private Individuals
30
25
161,125
160,884
184,810
172,390

-

-
345,965
333,299
Central Banks
83,878
84,697

-

-
22,573
27,921
643
632
107,094
113,250
Real Estate

26,472
26,271
22,691
24,064
3,536
3,297

-

-
52,699
53,632
Commercial Banks
39,581
42,088
230
201
6,390
8,211
2,917
3,010
49,119
53,509
Central Governments
40,530
43,753
1,730
1,691
3,686
4,482
1,696
1,697
47,642
51,623
Natural Resources
51,937
43,905
1,225
1,090
692
553

-

-
53,855
45,549
Non-Bank Financial Institutions
46,597
40,581
1,473
1,488
395
323
441
456
48,906
42,848
Transportation & Logistics
24,123
24,692
4,206
3,571
1,269
696

-

-
29,597
28,960
Food, Beverages & Personal Care
14,003
14,706
6,926
6,162
2,411
1,975

-

-
23,340
22,843
Services
9,449
8,878
11,290
11,302
974
808
30
4
21,743
20,993
Lower Public Administration

6,163
5,698
5,079
4,756
8,029
9,010

-

-
19,271
19,464
Utilities

22,452
17,062
1,370
1,358
113
136

-

-
23,935
18,556
General Industries
11,487
10,943
5,554
4,346
3,086
2,359

-

-
20,127
17,648
Other
43,903
41,398
21,333
19,607
5,369
4,214
77
58
70,682
65,279
Total
420,606
404,699
244,232
240,520
243,334
236,377
5,805
5,857
913,977
887,454

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 169
Outstandings per line of business (*) - continued
1, 2, 3
in EUR million Wholesale Banking Retail Benelux
Retail Challengers & Growth
Markets
Corporate Line Total
Region 2021 2020 2021 2020 2021 2020 2021 2020 2021 2020
Europe
Netherlands
74,175
72,236
152,597
149,686
173
645
2,738
2,965
229,682
225,532
Belgium
32,205
36,517
84,748
84,104
948
642
19
19
117,919
121,282
Germany
22,669
21,102
508
542
118,734
119,032
46
45
141,956
140,722
Poland
15,454
18,296
45
55
26,560
20,750
4

-
42,063
39,101
Spain
10,130
9,157
83
66
27,294
25,255
35
35
37,542
34,512
United Kingdom
28,193
30,582
187
193
109
170
78
73
28,567
31,018
Luxemburg
26,632
20,080
4,769
4,373
468
864
18
13
31,887
25,330
France
18,786
15,651
606
618
7,123
6,447
3
6
26,517
22,721
Rest of Europe
64,028
61,213
364
525
17,826
20,573
16
13
82,233
82,324
America
71,471
64,688
186
210
1,559
1,535
351
312
73,567
66,745
Asia
45,439
44,961
91
91
132
166
2,498
2,376
48,159
47,594
Australia
8,957
8,134
18
22
42,405
40,294
1
51,382
48,451
Africa
2,467
2,082
31
36
4
3

-

-
2,501
2,121
Total
420,606
404,699
244,232
240,520
243,334
236,377
5,805
5,857
913,977
887,454
1

Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.
2

Based on the total amount of credit risk in the respective column using ING’s internal credit risk measurement methodologies. Economic sectors

(industry) below 2% are not shown separately but grouped in Other.
3

Geographical areas are based on country of residence, except for private individuals for which the geographical areas are based on the primary country of risk.
Overall portfolio (*)
During 2021, ING’s portfolio size increased by €
26.5

billion (+
2.99
%) to €
914.0

billion outstandings. The net
volume growth was concentrated in the Lending risk categories in Wholesale Banking and growth in exposures to
Private Individuals.
Foreign exchange rate changes had a positive impact on portfolio growth and increased total outstanding by
€
11.5

billion. This was driven by the appreciation of the US Dollar

(+
8.3
%), the British Pound (+
7.0
%), and the
Australian Dollar (+
1.8
%) partly offset by the depreciation of the Turkish Lira (
-40.2
%) against the Euro.
Rating distribution (*)
Due to the Covid-19 pandemic, governments and banks introduced numerous measures to support individuals
and businesses financially.

The overall rating distribution in the portfolio has not been materially affected by
Covid-19. For details on portfolios most sensitive to Covid-19 see the next paragraph ‘Covid-19 sensitive sectors’.
Overall, the rating class concentration slightly improved in 2021. The share of investment grade rating classes increased from
72.8
% to
75.0
%, while the share of non-investment grade decreased, from
25.0
% to
23.2
%. Sub-
standard grade outstandings decreased from
0.7
% to
0.4
% of the total portfolio, whereas non-performing loans
decreased from
1.5
% to
1.3
%.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 170
With respect to the rating distribution within the business lines, in Wholesale

Banking investment-grade rated
assets increased, mainly driven by Natural Resources, Non-Bank Financial Institutions and

Utilities, while for non-
investment grade assets the outstandings decreased, across multiple sectors.

The rating distribution for Retail Benelux improved mostly because of Dutch residential mortgages, shifting from rating class BB to BBB and A, driven by the continuing increase in the house price index and improving Loan to
Values. The rating distribution of residential mortgages in Belgium also improved, reducing concentration in B ratings and lower, while increasing in BBB and BB.

In Retail Challengers & Growth Markets, the distribution across rating classes remained rather stable in 2021.
Overall share of investment grade decreased from
76.6
% to
76.1
%. The increase in non-investment grade is
explained primarily by the portfolio in Poland.
Industry (*)
In line with our objective to give stakeholders insight into the portfolio, we present the business lending portfolio per industry breakdown in accordance with the NAICS definition.

The industry composition within Retail is concentrated in private individuals with
66
% for Retail Benelux and
76
%
for Retail Challengers & Growth. In Market Leaders, the overall volumes remained stable throughout 2021 in the
Netherlands and in Belgium. In C&G, the increase in

volume is in Private Individuals, primarily in Germany, and to a lesser extent in Poland, Spain and Australia.

Within Wholesale Banking, an increase in exposures is

noted in Natural Resources of €
8.0

billion, notably in
Switzerland and in Belux (also as a consequence of higher commodity prices,

i.e. financing of same volume
requires higher value LC's), in Non-Bank Financial Institutions and in

Utilities, compensated to a certain extent by
a decrease in Central Governments and Commercial Banks.
Covid-19 sensitive sectors (*)
ING has assessed the elevated risk of our portfolio as a result of the continued impact of the Covid-19 pandemic
and the related measures and restrictions. The following sectors are considered to be most impacted (directly or indirectly) by the Covid-19 pandemic, resulting in management adjustments to the model-based Loan Loss
Provisions. Refer also to the explanation of the economic sector-based management adjustment in the
“management adjustments” section.
Aviation (Transportation & Logistics):

exposure decreased to €
4.3

billion outstanding in 2021 (
0.5
% of total
portfolio). In terms of rating, the portfolio improved. Main concentration remains in BB and B rating classes. The sub-standard grade outstanding decreased to
0.3
% from
1.2
% of the Aviation portfolio, and the non-performing
grade decreased to
1.9
% from
4.5
%.

Hospitality & Leisure (Services and Food, Beverages & Personal Care): exposure decreased by €
0.6

billion to
€
5.4

billion outstanding (
0.59
% of total portfolio). Of the total portfolio,
58.1
% is in non-Investment grade. Sub-
standard grade decreased to
9.0
% from
9.7
%, whereas non-performing loans increased to
7.4
% from
6.2
%.
Non-food retail (Other):

exposure increased by €
0.5

billion to €
7.9

billion (
0.87
% of total portfolio). Outstanding
in investment grade improved from
42.4
% to
43.6
%, non-investment grade decreased from
53.1
% to
50.8
%. Sub-
standard grade increased to
1.9
% from
1.0
%, while the non-performing loans remained flat at
3.6
%.
Real Estate : credit outstandings slightly decreased and amounted to €
52.7

billion as at 31 December 2021 (
5.8
%
of total portfolio) from €
53.6

billion (
6.0
% of total portfolio) in 2020. Rating distribution improved with concentrations increasing in Investment grade and reducing in Speculative grade. The NPL grade increased to
1.3
% from
1.2
% in 2020, while Substandard grade improved to
0.5
% from
1.0
%.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 171
Outstandings by economic sectors

and geographical area (*)

1
in EUR million Region Total
Industry Netherlands Belgium Germany Poland Spain
United
Kingdom
Luxemburg France Rest of Europe America Asia Australia Africa 2021
Private Individuals
113,846
42,961
95,583
14,397
23,895
157
3,388
3,115
13,215
167
155
35,058
27
345,965
Central Banks
46,902
18,253
17,811
112
3,027
2,853
8,569
1,039
4,485
2,856
1,168
18
107,094
Real Estate
17,426
10,011
1,520
2,357
1,528
436
4,201
3,254
3,461
3,521
935
4,045
4
52,699
Commercial Banks
1,289
318
3,887
707
392
4,156
3,205
5,520
6,353
7,089
13,526
2,265
413
49,119
Central Governments
4,911
7,396
1,179
7,473
4,417
67
203
2,065
7,695
10,927
299
533
477
47,642
Natural Resources
3,734
1,180
1,208
722
291
4,487
2,497
405
15,471
9,473
12,593
1,013
780
53,855
Non-Bank Financial Institutions
3,043
921
3,146
1,718
72
7,764
4,798
1,790
3,947
18,088
3,209
411
48,906
Transportation & Logistics
4,572
2,209
506
1,177
723
1,760
582
982
6,837
3,410
5,682
645
514
29,597
Food, Beverages & Personal Care
6,581
2,869
616
2,146
489
711
1,600
1,232
2,580
3,131
1,140
235
12
23,340
Services
4,615
9,115
1,105
866
119
523
450
1,470
861
1,539
479
565
36
21,743
Lower Public Administration
343
5,158
5,787
636
-
296
2,732
467
1,197
46
2,608
19,271
Utilities

1,545
1,213
3,024
822
1,270
2,980
397
1,433
4,202
4,106
1,355
1,368
220
23,935
General Industries

5,389
2,891
1,011
2,612
381
395
532
271
3,363
2,116
1,151
15
20,127
Other
15,485
13,424
5,573
6,319
940
2,277
1,168
1,210
9,297
8,803
4,732
1,454
70,682
Total
229,682
117,919
141,956
42,063
37,542
28,567
31,887
26,517
82,233
73,567
48,159
51,382
2,501
913,977
Rating class
Investment grade
180,698
78,195
119,311
26,856
29,522
22,820
26,150
20,622
52,875
53,725
36,777
38,200
79
685,831
Non-Investment grade
45,530
35,600
21,250
14,148
7,647
5,234
5,568
5,774
27,993
18,500
10,534
11,998
2,259
212,037
Sub-standard grade
1,230
868
390
290
89
56
81
2
308
203
191
217
58
3,985
Non-performing loans
2,224
3,256
1,006
768
284
458
87
119
1,056
1,139
656
966
105
12,124
Total
229,682
117,919
141,956
42,063
37,542
28,567
31,887
26,517
82,233
73,567
48,159
51,382
2,501
913,977
1

Geographical areas are based on country of residence, except for private individuals for which the geographical areas are based on the primary country of risk.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 172
Outstandings by economic sectors

and geographical area (*)

1
in EUR million Region Total
Industry Netherlands Belgium Germany Poland Spain
United
Kingdom
Luxemburg France Rest of Europe America Asia Australia Africa 2020
Private Individuals
114,219
42,443
88,178
12,216
21,775
186
3,203
2,644
14,717
169
173
33,346
29
333,299
Central Banks
43,615
22,840
23,601
31
3,058
6,247
3,855
811
3,655
0
4,090
1,424
23
113,250
Real Estate
18,349
10,540
1,374
2,478
1,460
313
3,846
3,511
3,839
2,889
828
4,197
7
53,632
Commercial Banks
1,640
265
4,546
607
468
6,931
3,478
6,218
6,926
7,434
13,222
1,476
298
53,509
Central Governments
6,636
6,762
2,010
8,956
4,435
55
175
2,130
10,020
8,949
344
712
439
51,623
Natural Resources
2,830
1,214
1,102
626
286
3,435
959
316
13,542
8,193
11,442
821
782
45,549
Non-Bank Financial Institutions
2,743
940
3,301
1,502
126
6,348
4,054
1,547
4,096
14,726
3,089
376
0
42,848
Transportation & Logistics
4,162
2,016
1,503
1,018
539
1,934
641
782
6,229
3,628
5,468
743
295
28,960
Food, Beverages & Personal Care
6,623
2,783
306
1,932
515
782
1,663
789
2,202
3,975
1,072
191
10
22,843
Services
4,281
9,307
584
783
159
520
454
411
1,054
2,314
612
515
0
20,993
Lower Public Administration
432
4,875
7,526
721
0
-
583
1,693
528
1,026
30
2,050
0
19,464
Utilities

1,731
1,277
1,815
618
610
2,105
583
402
2,975
3,196
1,716
1,292
237
18,556
General Industries
4,176
2,802
1,030
2,134
252
234
266
194
3,014
2,477
1,053
16
0
17,648
Other
14,094
13,218
3,843
5,478
829
1,926
1,572
1,273
9,527
7,769
4,456
1,293
0
65,279
Total
225,532
121,282
140,722
39,101
34,512
31,018
25,330
22,721
82,324
66,745
47,594
48,451
2,121
887,454
Rating class
Investment grade
169,111
78,294
118,082
26,045
26,622
25,924
19,528
16,688
51,233
44,279
35,879
34,545
127
646,357
Non-Investment grade
51,818
38,113
21,185
11,979
7,468
4,837
5,530
5,870
29,051
20,758
10,696
12,651
1,816
221,772
Sub-standard grade
1,794
1,159
516
215
102
101
191
37
679
476
94
349
83
5,798
Non-performing loans
2,808
3,715
939
862
320
156
81
126
1,360
1,232
925
905
95
13,526
Total
225,532
121,282
140,722
39,101
34,512
31,018
25,330
22,721
82,324
66,745
47,594
48,451
2,121
887,454
1

Geographical areas are based on country of residence, except for private individuals for which the geographical areas are based on the primary country of risk.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 173
Portfolio analysis per geographical area (*)
The portfolio analysis per geographical area re-emphasises the international distribution of ING’s credit portfolio.
The share of the Netherlands in the overall portfolio decreased to
25.1
% (
25.4
%).

The most noticeable trend in the Netherlands was the increase in exposure with Central Banks. Outstandings to
private individuals are stable at
62
% (
63
%) of total outstandings (excl. Central Banks). In Belgium no substantial moves were observed in the portfolio, apart from a decrease in Central Banks (-€
4.6

billion).

In Market Leaders, in terms of rating distribution, the share of investment grade increased in both the
Netherlands and Belgium. Apart from the increase in investment grade assets, the outstanding with non-
investment grade reduced in 2021 for both Netherlands and Belgium. Also, for both countries, the share of sub-
standard grade and NPL decreased in 2021. For sub-standard, from
0.8
% to
0.5
% and from
1.0
% to
0.7
%. For non-
performing loans (NPL), from
1.2
% to
1.0
% and from
3.1
% to
2.8
% respectively.

In Challenger & Growth Markets, ING has a strong market position in residential mortgages in Germany, Poland and Spain. Residential mortgage exposures increased in these countries. In Germany, an increase in mortgages is compensated by lower outstandings with the Central bank.

The top five countries within Rest of Europe based on outstanding were: Italy (€
16.7

billion), Switzerland (€
11.1
billion), Romania (€
9.5

billion), Turkey (€
8.3

billion) and the Russian Federation (€
4.8

billion). Outstandings in
Rest of Europe were impacted by the sale of the retail portfolio in Austria (-€
1.3

billion), and Turkey (FX impact),
compensated by increased outstandings in Romania and Ireland.

In Europe, outside the Benelux, rating distribution in most countries improved. The share of non-investment grade decreased in most countries, apart from Poland (mostly in Natural Resources and in General Industries), and the United Kingdom (increase in Natural Resources). In the UK, a noticeable increase in the share of NPL to
1.6
% (from
0.5
%), was due mainly to the Food, Beverages and Personal Care sector impacted by a single file, whereas in the other European countries, share of NPL decreased or remained flat.
The increase in exposure in the Americas was mainly driven by FX impact. In Australia, outstanding increased, mostly driven by mortgages (Private individuals).

In terms of rating distribution for America region, an increase in investment grade to
73.0
% (from
66.3
%), non-
investment grade decreased to
25.1
% from
31.1
%. Sub-standard grade decreased to
0.3
%, while NPL slightly
improved to
1.5
% (from
1.8
%).

Australia’s rating distribution improved with a shift of outstanding from non-investment to investment grade.
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
The valuation method also depends on the type of covers. For asset collateral, the valuation sources can be the customer’s balance sheet (e.g. inventory, machinery and equipment), nominal value (e.g. cash and receivables), market value (e.g. securities and commodities), independent valuations (e.g.

commercial real estate) and market

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 174
indices (e.g. residential real estate). For third-party obligations, the valuation is based on the value that is attributed to the contract between ING and that third party.
Where collateral values are used in the calculation of stage 3 individual Loan Loss provisions, haircuts may be applied to the valuation in specific circumstances, to sufficiently include all relevant factors impacting the future cash flows. ING increased the haircuts applied to collateral values used in stage 3 individual provisions as at 31
December 2021 to reflect the increased risk of inflated asset prices in certain sectors of the economy. The haircut is applied on real estate, shipping and aviation collateral values used in the calculation of the loss-given-default in recovery scenarios. The haircut reflects the risks of adverse price developments between the moment of valuation of an asset and the actual settlement/cash receipt.
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

Exposures are categorised into different value-to-loan (VTL) buckets that give insight in the level of collateralisation of ING’s portfolio. VTL is calculated as the cover value divided by the outstandings at the balance sheet date. The cover values are indexed where appropriate and exclude any cost of liquidation. Covers can either be valid for all or some of a borrower’s exposures or particular outstandings, the latter being the most common. For the purpose of aggregation, over-collateralisation is ignored in the total overview and VTL coverage of more than 100% is reported as fully covered. For VTL coverage in the tables for mortgages, consumer lending and business lending, each cover is subsequently assigned

to one of the six defined VTL buckets: no cover, >0% to
25%, >25% to 50%, >50% to 75%, >75% to <100%, and

≥ 100%.
The next table gives an overview of the collateralisation of the ING’s total portfolio.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 175
Cover values including guarantees

received (*)
in EUR million Cover type Value to Loan
2021
Outstandings Mortgages
Financial
Collateral Guarantees Other covers No Cover Partially covered Fully covered
Consumer Lending
344,188
690,752
6,533
25,688
40,618
6.3% 7.6% 86.1%
Business Lending
413,985
160,694
23,454
112,095
332,989
44.2% 20.2% 35.5%
Investment and Money Market
112,272
43
63
1,100
167
98.9% 0.8% 0.3%
Total Lending, Investment

and Money Market
870,445
851,490
30,050
138,882
373,774
36.0% 12.8% 51.2%
Pre-settlement
43,531

Total Bank
913,977
Cover values including guarantees

received (*)
in EUR million Cover type Value to Loan
2020
Outstandings Mortgages
Financial
Collateral Guarantees Other No Cover Partially covered Fully covered
Consumer Lending
331,288
609,967
6,208
26,117
38,438
6.7% 7.5% 85.8%
Business Lending
388,270
161,474
20,431
94,913
302,357
43.1% 21.2% 35.7%
Investment and Money Market
121,809
95
121
782
245
99.2% 0.1% 0.7%
Total Lending, Investment

and Money Market
841,367
771,536
26,761
121,811
341,039
36.9% 12.7% 50.4%
Pre-settlement
46,086
Total Bank
887,454
In 2021, the collateralisation level of the portfolio increased as a result of an increase in the cover value in lending to private individuals. Excluding the pre-settlement portfolio,
51.2
% of ING’s outstandings were fully
collateralised in 2021 (2020:
50.4
%). Since investments traditionally do not require covers, the percentage for ‘no covers’ in this portfolio is above
90
%. However,
99
% of the investment outstanding is investment grade.
Improved economic conditions in ING’s main markets contributed to improved collateral valuations, observed in consumer lending.

Relative to the overall developments in the housing markets and the impact on provisioning, note the paragraphs on ‘management adjustments’ in the Loan Loss provisioning section,

that were made to
reflect potential impact of higher inflation, higher rates and market uncertainty.
Consumer lending portfolio (*)
The consumer lending portfolio accounts for
37.7
% (2020:
37.3
%) of ING’s total outstanding, primarily consisting
of residential mortgage loans and other consumer lending loans,

which mainly comprise term loans, revolvers
and personal loans to consumers. As a result, most of the collateral consists of mortgages. The mortgage values are collected in an internal central database and in most cases external data is used to index the market value. A significant part of ING’s residential mortgage portfolio is in the Netherlands (
35.3
%), followed by Germany
(
26.9
%), Belgium and Luxembourg (
13.2
%) and Australia (
10.9
%).
Consumer lending portfolio – cover values

(*)
The below tables show the values of different covers and the VTL split between performing and non-performing loans.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 176
Cover values including guarantees

received - Consumer lending portfolio (*)
in EUR million Cover type Value to Loan
2021
Outstandings Mortgages
Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Performing
Residential Mortgages (Private Individuals)
308,023
674,576
5,014
22,379
33,539
– 0.5% 7.6% 91.8%
Residential Mortgages (SME)

1
5,912
9,520
168
109
1,598
0.2% 0.6% 1.4% 5.4% 92.4%
Other Consumer Lending
25,537
200
1,317
3,085
4,009
79.7% 0.3% 0.1% 0.1% 0.3% 19.5%
Total Performing
339,472
684,296
6,499
25,573
39,146
6.0% – 0.1% 0.5% 7.0% 86.3%
Non-performing
Residential Mortgages (Private Individuals)
3,336
6,149
31
97
1,270
0.4% – 0.3% 1.0% 4.8% 93.4%
Residential Mortgages (SME)

1
194
302
1
6
51
0.1% 0.2% 0.7% 1.6% 7.4% 90.0%
Other Consumer Lending
1,186
5
1
12
151
92.3% 0.4% 0.2% 0.4% 0.5% 6.3%
Total Non-performing
4,716
6,456
33
115
1,472
23.5% 0.1% 0.3% 0.9% 3.8% 71.4%
Total Consumer Lending
344,188
690,752
6,533
25,688
40,618
6.3% – 0.1% 0.5% 7.0% 86.1%
1

Consists mainly of residential mortgages to small individual business clients
Cover values including guarantees

received - Consumer lending portfolio (*)
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
0.0%
0.1% 0.7% 6.7% 86.1%
Non-performing
Residential Mortgages (Private Individuals)
3,698
6,379
45
141
1,414
0.2% 0.1% 0.4% 1.2% 5.9% 92.2%
Residential Mortgages (SME)

1
184
301
9
54
0.1% 0.2% 0.5% 1.8% 7.7% 89.7%
Other Consumer Lending
1,303
6
4
12
175
91.8% 0.3% 0.2% 0.3% 0.6% 6.7%
Total Non-performing
5,185
6,686
49
162
1,643
23.2% 0.1% 0.3% 1.0% 4.6% 70.6%
Total Consumer Lending
331,288
609,967
6,208
26,117
38,438
6.7%
0.0%
0.1% 0.7% 6.7% 85.8%
1

Consists mainly of residential mortgages to small individual business clients

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 177
The collateralisation levels of the consumer lending portfolio continued to improve during 2021. The rise in collateralisation levels was due to rising housing prices observed in different mortgage markets, specifically noticeable in the Netherlands but also in Belgium,

Germany and Australia.

Relative to the overall developments
in the housing markets driving a decrease of loan loss provisions relating to the mortgages portfolio’s, note management adjustments recognised to maintain an appropriate level of provisions. See paragraph on
‘management adjustments’ in the Loan Loss provisioning section.

ING’s residential mortgage outstanding increased mainly in Poland (
18.8
%), Spain (
11.5
%) and Germany (
8.4
%). In
2020 the increases where respectively
10.3
%,
7.4
% and
4.9
%. Mortgage outstanding in the Netherlands
decreased slightly (
0.2
%). For the residential mortgages portfolio, the cover type guarantees relate to mortgages covered by governmental insurers under the Dutch national mortgage guarantee (NHG) scheme in the
Netherlands. The NHG guarantees the repayment of a loan in case of a forced property sale.
Business lending portfolio (*)
Business lending accounts for
45.3
% of ING’s total outstanding (2020:
43.8
%). In line with our objective to give
stakeholders insight into the portfolio, we present the business lending portfolio per industry breakdown in accordance with the NAICS definition and per region and main market. Business lending presented in this section
does not include pre-settlement, investment and money market exposures.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 178
Cover values including guarantees

received - Business lending portfolio (*)
in EUR million
2021 Cover type Value to Loan
Industry Outstandings Mortgages
Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100%

≥ 100%

Central Banks
81,485
18
100.0%
0.0%
0.0%
0.0%
0.0%
0.0%
Real Estate
52,079
103,229
1,096
6,956
32,670
3.6% 0.7% 2.3% 0.9% 4.9% 87.7%
Natural Resources
50,451
1,221
2,470
29,319
33,451
28.9% 14.2% 13.7% 8.9% 11.1% 23.2%
Transportation & Logistics
28,184
3,602
171
8,803
44,881
16.1% 6.4% 2.1% 4.5% 12.2% 58.7%
Non-Bank Financial Institutions
25,656
1,105
13,330
3,970
52,196
40.2% 4.8% 0.4% 2.3% 6.5% 45.8%
Food, Beverages & Personal Care
20,277
8,846
440
12,658
39,597
22.9% 4.6% 5.0% 9.3% 15.9% 42.3%
Services
20,671
10,162
1,814
7,883
23,324
28.1% 5.2% 5.9% 4.9% 9.8% 46.2%
Commercial Banks
19,159
5
276
1,535
3,966
74.6% 3.6% 0.6% 1.5% 5.1% 14.5%
Utilities
21,245
172
997
4,944
11,520
50.5% 15.0% 4.9% 3.9% 3.2% 22.3%
General Industries
19,067
5,447
310
6,592
23,701
33.1% 4.8% 3.9% 7.9% 9.1% 41.1%
Chemicals, Health & Pharmaceuticals
14,384
7,442
185
5,586
11,674
30.6% 6.1% 2.9% 5.8% 12.6% 42.1%
Builders & Contractors
14,089
8,036
208
4,967
17,591
22.7% 6.4% 6.2% 7.2% 11.4% 46.1%
Others

1
47,237
11,427
2,138
18,881
38,418
44.2% 3.7% 5.2% 3.6% 10.6% 32.7%
Total Business Lending
413,985
160,694
23,454
112,095
332,989
44.2% 5.0% 4.0% 3.8% 7.3% 35.5%
of which Total Non-performing
7,264
2,649
162
3,810
7,090
27.5% 5.9% 6.0% 6.0% 17.2% 37.4%
1

‘Others’ comprises industries with outstandings lower than €
10

billion.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 179
Cover values including guarantees

received - Business lending portfolio (*)
in EUR million
2020 Cover type Value to Loan
Industry Outstandings Mortgages
Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Central Banks
79,464
–
23
–
–
100.0% – – – – –
Real Estate
52,743
99,824
1,176
6,644
28,378
3.3% 0.7% 2.1% 1.5% 7.4% 85.1%
Natural Resources
43,209
1,453
2,192
23,503
35,739
24.5% 14.4% 13.0% 7.2% 15.9% 25.0%
Transportation & Logistics
27,395
7,251
182
7,487
37,220
18.2% 5.1% 2.4% 3.9% 11.7% 58.8%
Non-Bank Financial Institutions
22,225
1,139
10,771
3,766
46,286
42.9% 3.5% 2.3% 3.6% 4.6% 43.2%
Food, Beverages & Personal Care
20,594
8,346
430
9,473
33,918
25.0% 5.1% 5.9% 9.6% 14.0% 40.3%
Services
19,632
10,623
1,855
8,394
23,917
27.9% 5.8% 7.0% 5.3% 7.2% 46.9%
Commercial Banks
17,931
313
107
1,546
3,868
74.8% 1.0% 3.4% 1.7% 8.2% 10.8%
Utilities
16,948
185
1,011
4,464
9,723
42.3% 19.1% 5.2% 4.3% 3.0% 26.0%
General Industries
16,417
5,563
241
5,736
20,781
31.5% 4.0% 5.7% 9.6% 9.9% 39.3%
Chemicals, Health & Pharmaceuticals
14,120
7,558
194
4,391
12,332
26.0% 5.7% 3.6% 7.7% 13.6% 43.5%
Builders & Contractors
13,895
7,583
309
4,490
15,711
26.3% 6.2% 6.4% 8.9% 10.4% 41.7%
Others

1
43,696
11,635
1,938
15,020
34,484
40.0% 5.1% 4.3% 6.1% 10.5% 34.1%
Total Business Lending
388,270
161,474
20,431
94,913
302,357
43.1% 4.9% 4.2% 4.2% 7.9% 35.7%
of which Total Non-performing
8,261
3,027
230
3,803
6,915
29.1% 5.2% 5.0% 8.5% 14.2% 38.1%
1

‘Others’ comprises industries with outstandings lower than €
10

billion.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 180
Cover values including guarantees

received - Business lending portfolio (*)
2021 Cover type Value to Loan
Region Outstandings Mortgages

Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Europe
Netherlands
107,200
62,780
3,774
12,668
58,622
53.2% 1.7% 2.3% 3.5% 7.6% 31.8%
Belgium
50,231
36,207
1,219
21,476
56,704
25.5% 1.9% 2.5% 2.9% 5.9% 61.3%
Germany
31,563
3,168
195
4,443
6,946
75.0% 4.1% 2.0% 1.6% 0.8% 16.5%
Luxembourg
23,628
9,051
1,083
3,085
33,378
59.5% 1.0% 3.7% 1.3% 4.3% 30.1%
Poland
18,245
9,349
121
4,046
30,961
30.2% 4.5% 4.2% 6.0% 10.7% 44.4%
United Kingdom
15,321
1,716
2,901
5,168
12,128
47.8% 17.7% 4.0% 6.4% 7.1% 17.1%
Switzerland
10,082
78
762
4,469
5,697
23.3% 19.3% 27.1% 13.3% 4.1% 12.9%
France
10,971
7,144
117
1,598
6,493
43.4% 2.5% 2.4% 3.3% 4.0% 44.3%
Rest of Europe
50,046
13,206
2,276
24,520
46,560
37.8% 6.9% 3.8% 3.3% 9.2% 39.1%
America
45,472
7,097
9,156
10,898
43,960
37.6% 9.3% 5.8% 3.8% 10.9% 32.6%
Asia
37,978
1,240
1,559
15,215
27,765
40.9% 6.1% 5.8% 6.0% 9.9% 31.3%
Australia
10,805
9,652
242
2,291
3,110
34.3% 6.1% 1.0% 1.4% 2.6% 54.6%
Africa
2,444
6
49
2,219
667
13.9% 9.1% 7.3% 9.7% 22.4% 37.5%
Total Business Lending
413,985
160,694
23,454
112,095
332,989
44.2% 5.0% 4.0% 3.8% 7.3% 35.5%
of which Non-performing
7,264
2,649
162
3,810
7,090
27.5% 5.9% 6.0% 6.0% 17.2% 37.4%

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 181
Cover values including guarantees

received - Business lending portfolio (*)
2020 Cover type Value to Loan
Region Outstandings Mortgages

Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Europe
Netherlands
100,918
61,180
3,298
9,245
59,268
51.6% 1.6% 2.5% 3.9% 8.6% 31.8%
Belgium
50,245
36,071
1,174
22,424
53,041
24.8% 1.6% 3.0% 3.1% 6.9% 60.7%
Germany
35,069
3,233
118
2,711
4,788
80.4% 4.0% 2.1% 1.4% 1.2% 10.9%
Luxembourg
16,332
8,403
1,671
2,849
29,875
46.4% 1.5% 6.0% 1.5% 3.4% 41.1%
Poland
16,176
9,414
168
3,720
25,652
28.3% 4.5% 3.8% 7.9% 11.3% 44.2%
United Kingdom
13,864
4,659
1,971
4,028
9,906
44.6% 16.1% 7.2% 3.0% 8.3% 20.8%
Switzerland
9,544
46
684
3,540
6,980
27.2% 21.7% 16.6% 7.1% 7.2% 20.3%
France
9,513
7,543
150
2,021
4,096
39.2% 5.1% 4.1% 2.7% 2.0% 46.8%
Rest of Europe
46,302
13,817
2,460
18,446
41,326
35.4% 7.7% 4.6% 4.7% 9.1% 38.5%
America
40,800
5,967
6,872
7,442
40,815
38.3% 7.3% 6.0% 5.4% 10.2% 32.7%
Asia
37,435
978
1,728
15,174
23,607
40.6% 5.0% 5.5% 6.6% 11.9% 30.5%
Australia
10,019
10,153
83
1,650
2,273
26.4% 7.7% 2.1% 2.4% 4.7% 56.8%
Africa
2,053
10
53
1,661
730
8.0% 6.6% 3.0% 19.9% 26.8% 35.7%
Total Business Lending
388,270
161,474
20,431
94,913
302,357
43.1% 4.9% 4.2% 4.2% 7.9% 35.7%
of which Non-performing
8,261
3,027
230
3,803
6,915
29.1% 5.2% 5.0% 8.5% 14.2% 38.1%
The tables above on cover values describe the collateralisation of ING’s business lending portfolio. Breakdowns are provided by industry as well as by geographical region or market, based on the residence of the borrowers.

Broken down by industry, the largest increase in outstanding is attributable to Natural Resources (€
7.2

billion,
16.8
%) followed by Utilities (€
4.3

billion,
25.4
%). The largest decrease in outstanding was observed in Real Estate
(€
0.7

billion), where the total cover percentage increased.
The proportion of the business lending portfolio with no

cover increased, which was mainly witnessed in the
Netherlands to
53.2
% (from
51.6
%), caused by increased Central Bank outstanding. Most industry types experienced an increase in total covers.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 182
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
Credit quality outstandings

(*)
1
in EUR million 2021 2020
Performing not past due
819,410
786,011
Business lending performing past due
8,121
6,252
Consumer lending performing past due
1,142
953
Non-performing
12,021
13,497
Total lending and investment
840,694
806,713
Money market
29,752
34,654
Pre-settlement
43,531
46,086
Total
913,977
887,454
1 Past due based on new definition of default, prior period outstandings updated
Past due obligations (*)
Retail Banking continuously measures its portfolio in terms of payment arrears and determines on a monthly basis if there are any significant changes in the level of arrears. This methodology is principally extended to loans
to private individuals, such as residential mortgage loans, car loans and other consumer loans,

as well as business
lending. An obligation is considered ‘past due’ if a payment of interest or principal is more than one day late. ING aims to help its customers as soon as they are past due by communicating to remind them of their payment
obligations. In its contact with the customers, ING aims to solve the (potential) financial difficulties by offering a range of measures (e.g. payment arrangements, restructuring). If the issues cannot be cured, for example because the customer is unable or unwilling to pay, the contract is sent to the recovery unit. The facility is downgraded to risk rating 20 (non-performing) when the facility or obligor – depending on the level at which the
non-performing status is applied - is more than 90 days past due and to risk rating 21 or 22 in case of an exit scenario.
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
◾ A group company/co-borrower has NPL status;
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
◾ The obligor has failed in the payment of principal, interest or fees, the total past due amount is above the materiality threshold and this remains the case for more than 90 consecutive days.
Further, Wholesale Banking has an individual name approach, using early warnings indicators to signal possible future issues in debt service.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 183
Ageing analysis (past due but performing):

Consumer lending portfolio by geographic area,

outstandings (*)
1,2,3
in EUR million 2021 2020
Region
Past due for 1–
30 days
Past due for 31–
60 days
Past due for 61–
90 days
Past due for >90
days
Total
Past due for 1–
30 days
Past due for 31–
60 days
Past due for 61–
90 days
Past due for >90
days
Total
Europe
Belgium
599
53
61
714
355
12
4
0
371
Germany
105
27
11
0
143
73
26
20
32
152
Poland
35
5
3
43
36
6
5
47
Netherlands
31
9
3
0
43
24
7
2
8
41
Luxemburg
73
3
1
1
78
41
0 0
41
Spain
13
7
5
26
14
10
8
0
33
France
2
0 0 0
2
1
0 0 0
2
United Kingdom 0 0 0
1
0 0 0 0
Rest of Europe
52
9
5
66
61
14
7
0
83
America 0 0 0 0 0 0 0
1
1
Asia 0 0 0 0
1
0 0 0
1
Australia
17
7
1
25
67
15
4
96
182
Total
927
123
91
1
1,142
674
91
50
138
953
1

Based on consumer lending. The amount of past due but performing financial assets in respect of non-lending activities was not significant.
2

The absolute and relative materiality thresholds used for determining a defaulted status do not apply for the purposes of classification as past due. Below these thresholds, arrears of more than 90 days are reported as past due.
3

Based on new definition of default, prior period has been adjusted.
The past due but performing outstanding of consumer lending increased by

€
189

million. The largest increase
was observed in Belgium (€
343

million), in term loans (€
143

million) and in Residential Mortgage (€
105

million).
The largest decreases are reported by Australia, Rest of Europe and Germany. Australia’s

decrease (€
157

million)
is mainly visible in the >90 days past due bucket.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 184
Ageing analysis (past due but performing):

Business lending portfolio by geographic area,

outstandings (*)
1,2
in EUR million 2021 2020
Region
Past due for 1–
30 days
Past due for
31–60 days
Past due for
61–90 days
Past due for
>90 days
Total
Past due for 1–
30 days
Past due for
31–60 days
Past due for
61–90 days
Past due for
>90 days
Total
Europe
United Kingdom
1,036
108
16
0
1,159
636
485
4
0
1,124
Belgium
1,676
178
8
0
1,863
977
60
28
2
1,067
Netherlands
553
16
4
0
574
532
29
1
4
565
Luxemburg
586
270
0
1
856
468
73
5
6
553
Poland
94
5
2
1
102
66
8
4
0
78
Germany
5
0
2
0
7
45
0 – 0
45
Spain
95
0
1
0
96
44
– – –
44
France
36
5
0 0
41
30
1
0 0
31
Rest of Europe
571
57
1
1
629
492
8
2
3
504
America
2,076
71
0 0
2,146
1,595
131
– –
1,726
Asia
276
–
25
0
302
37
108
– 0
146
Australia
327
17
0
1
345
61
306
1
1
369
Total
7,331
727
60
3
8,121
4,983
1,209
44
16
6,252
1

The absolute and relative materiality thresholds used for determining a defaulted status do not apply for the purposes of classification as past due. Below these thresholds, arrears of more than 90 days are reported as past due.
2

Based on new definition of default, prior period has been adjusted.
Total

past due but performing outstanding of business lending increased by

€
1.87

billion. These increases are
mainly contributed by increased outstanding in the 1-30 days past due bucket (€
2.35

billion), partly offset by
decreased outstanding in 31-60 days past due bucket (€
482

million).

The top 3 areas of increase in the 1-30 days
bucket are Belgium (€
699

million), America (€
481

million) and United Kingdom (€
400

million). In 2020, ING
recognised management adjustment to cover the elevated risk of clients using payment holiday facilities.
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

◾
Supporting the client’s turnaround;

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 185
◾ Restoring the balance between debt and equity; and
◾ Restructuring the debt to a sustainable situation.
◾ Recovery
: A client is classified as in Recovery when ING and/or the client concludes that the client’s
financial situation cannot be restored and a decision is made to end the (credit) relationship or even to
enter into bankruptcy. ING prefers

an amicable exit, but will enforce and liquidate the collateral or claim under the guarantees if deemed necessary.
Watch List, Restructuring and Recovery accounts are reviewed at least quarterly by the front office, GCR and the relevant credit risk management executives.
Forbearance

(*)
Forbearance occurs when a client is unable to meet their financial commitments due to financial difficulties they
face or are about to face and ING grants concessions towards them. Forborne assets are assets in respect of which forbearance measures have been granted.

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
All exposures are eligible for forbearance measures, i.e. both performing (Risk Ratings 1-19) and non-performing
(Risk Ratings 20-22) exposures. ING uses specific criteria to move forborne exposures from non-performing to
performing or to remove the forbearance statuses that are consistent with the corresponding European Banking
Authority (EBA) standards. An exposure is reported as forborne for a minimum of two years. An additional one-
year probation period is observed for forborne exposures that move from non-performing back to performing.
Since the outbreak of Covid-19, ING has supported clients

affected by the pandemic among others by providing
payment holidays. Refer to ‘Payment holidays’

below for more information on payment holidays.
Summary Forborne portfolio (*)
in EUR million 2021 2020
Business Line Outstandings
Of which:
performing
Of which: non-
performing
% of total
portfolio Outstandings
Of which:
performing
Of which: non-
performing
% of total
portfolio
Wholesale Banking
9,798
7,455
2,343
3.1%
10,176
7,849
2,327
3.2%
Retail Banking
10,018
6,339
3,679
2.1%
9,640
6,341
3,299
2.0%
Total
19,816
13,793
6,022
2.5%
19,816
14,190
5,626
2.5%
Summary Forborne portfolio by forbearance

type (*)
in EUR million 2021 2020
Forbearance type Outstandings
Of which:
performing
Of which: non-
performing
% of total
portfolio Outstandings
Of which:
performing
Of which: non-
performing
% of total
portfolio
Loan modification
18,311
13,128
5,183
2.3%
17,877
12,937
4,940
2.3%
Refinancing
1,505
666
839
0.2%
1,939
1,252
686
0.2%
Total
19,816
13,793
6,022
2.5%
19,816
14,190
5,626
2.5%
As per 31 December 2021, ING’s total forborne assets remained stable at €
19.8

billion compared to 31 December
2020. Wholesale Banking decreased by €
0.4

billion, whereas Retail Banking increased by €
0.4

billion.
Wholesale Banking (*)
As per December 2021, Wholesale Banking

forborne assets amounted to €
9.8

billion, which represented
3.1
% of
the total Wholesale Banking portfolio (Lending and Investment credit outstanding).

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 186
Wholesale Banking: Forborne portfolio by geographical

area (*)
in EUR million 2021 2020
Region Outstandings
Of which:
performing
Of which: non-
Outstandings
Of which:
performing
Of which: non-
performing performing
Europe
Netherlands
1,012
811
201
842
700
142
Belgium
329
321
8
255
175
81
Germany
868
658
210
845
676
170
United Kingdom
1,344
913
432
1,738
1,606
132
Italy
286
261
25
353
317
36
Norway
79
29
50
78
32
47
Poland
181
160
21
199
101
98
Rest of Europe
2,381
2,181
200
2,404
2,149
255
America
1,900
1,326
574
2,338
1,541
796
Asia
685
292
393
555
194
362
Australia
568
416
152
365
251
113
Africa
164
88
76
202
109
94
Total
9,798
7,455
2,343
10,176
7,849
2,327
Wholesale Banking: Forborne portfolio by economic

sector (*)
in EUR million 2021 2020
Industry Outstandings
Of which:
performing
Of which: non-
Outstandings
Of which:
performing
Of which: non-
performing performing
Natural Resources
2,047
1,177
870
2,370
1,397
973
Transportation & Logistics
1,336
1,061
274
1,453
1,253
201
General Industries
366
321
45
661
605
55
Food, Beverages & Personal Care
1,202
749
452
1,475
1,216
260
Real Estate
1,665
1,570
95
529
365
165
Chemicals, Health & Pharmaceuticals
347
324
22
394
364
30
Builders & Contractors
177
135
41
449
370
78
Utilities
407
271
136
290
141
149
Services
793
687
106
750
643
106
Retail
361
304
57
346
296
49
Automotive
581
535
46
768
714
54
Other
516
318
197
691
485
206
Total
9,798
7,455
2,343
10,176
7,849
2,327
The main concentration of forborne assets in a single country was in the United Kingdom with
14
% (2020:
17
%)
of the total Wholesale Banking forborne assets and
18
% (2020:
6
%) of the total non-performing forborne assets.
Wholesale Banking forborne assets decreased by €
378

million compared to 2020, of which the performing
forborne assets decreased by €
394

million. The decrease of the performing forborne assets was visible across most industries, offset by an increase for Real Estate. On a regional basis, the decrease was mainly visible in the
United Kingdom and America.
Wholesale Banking forborne assets were mainly concentrated in Natural Resources, Real Estate, Transportation
& Logistics and Food Beverages & Personal Care. Together they accounted for
64
% of the total Wholesale
Banking forborne assets and
72
% of the total Wholesale Banking non-performing forborne assets. Back in

2020,
the main concentration was witnessed Natural Resources, Food Beverages & Personal Care- and Transportation
& Logistics with
52
% of the total WB forborne. In 2021, a significant increase in forborne assets was visible in

Real
Estate (+€
1.1

billion), offset by a decrease in Natural Resources (-€
0.3

billion), General Industries (-€
0.3

billion),
Food, Beverages & Personal Care (-€
0.3

billion) and Builders & Contractors (-€
0.3

billion). Relative to the views
towards sectors, also note the sector based approach as explained in the Management adjustments paragraph in the Loan Loss Provisioning section.
Retail Banking (*)
As per end of December 2021, Retail Banking forborne assets amounted to a total of €
10.0

billion, which
represented
2.1
% of the total Retail Banking portfolio (Lending and Investment credit outstanding).

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 187
Retail Banking: Forborne portfolio by

geographical area (*)
in EUR million 2021 2020
Region Outstandings
Of which:
performing
Of which: non-
Outstandings
Of which:
performing
Of which: non-
performing performing
Europe
Netherlands
4,171
3,224
947
4,415
3,447
968
Belgium
3,319
2,035
1,284
2,672
1,621
1,051
Germany
497
306
191
578
410
168
Turkey
146
97
49
307
218
89
Poland
450
152
298
349
112
237
Romania
115
49
66
114
59
55
Italy
129
47
82
49
13
37
Spain
35
11
23
22
10
12
Rest of Europe
99
68
30
80
42
37
America
9
7
2
10
9
1
Asia
3
1
1
3
1
2
Australia
1,045
340
705
1,041
399
643
Africa
1
0
0
0
0
0
Total
10,018
6,339
3,679
9,640
6,341
3,299
The main concentration of forborne assets in a single country was in the Netherlands with
42
% (2020:
46
%) of
the total Retail Banking forborne assets and
26
% (2020:
29
%) of the non-performing forborne assets. Then
Belgium followed with
33
% (2020:
28
%) of the total Retail Banking forborne assets. Out of the total of €10.0 billion,

an amount of €4.6 billion is related to mortgages (2020: €4.6 billion).
Payment holidays
Globally, 2021 has been still dominated by the Covid-19 pandemic and the distressing human and economic cost
thereof. Despite increasing vaccination rates and a further reopening of economies during the year, the end of
2021 was marked again by increasing infection rates due to the spread of new virus variants. In many countries, governments have adopted economic support programs (such as tax advantages, unemployment regulations or guarantees) to address the adverse systemic economic impact of the coronavirus. In addition, various initiatives have been taken by ING to support our clients to manage these extraordinary times by way of granting temporary payment holidays, (guaranteed) new money facilities etc.

Governments in almost all Retail Banking countries have adopted measures providing for payment holidays.
During 2020 and 2021, in line with the EBA moratoria guidelines,

approximately
137,000

customers had been
granted payment holidays under schemes that were eligible under the EBA moratoria guidelines. The total exposure of loans for which a payment holiday was granted amounts to €
15.3

billion, of which over
57
% were for
customers located in the Netherlands and Belgium. At the end of 2021,
99.8
% of granted payment holidays had
expired.
The payment

holiday

schemes

offered

in the

various

countries

differ

in terms

of scope,

benefit

duration

and key
conditions

and are

mainly

applied

to business

lending,

mortgages

and consumer

loans.
The various measures taken by ING to alleviate the impact of Covid-19 also impacted the loan classification in
terms of forbearance and consequently IFRS 9 staging. In light of this, the EBA has provided guidelines that expired on 30 September 2020, which defined eligibility criteria for a payment holiday arrangement offered to a large group of customers to be classified as a “general payment moratorium”.

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
December 2020, valid until 31 March 2021, with certain extra conditions. ING decided not to make use of the
extension of these guidelines and took the decision to treat exposures subject to a payment holiday under new
or extended schemes (after September 2020) as IFRS 9 stage 2 or stage 3 exposures. Limited exceptions, due to local regulatory requirements, were specifically approved by the highest credit policy approval body (GCTP).

To
address the elevated risk for clients with payment holidays a management adjustment was considered necessary.
Please refer to the paragraph on ‘Management adjustments’ in the Loan Loss Provisioning section.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 188
Non-performing loans (*)
ING’s loan portfolio is under constant review.

Loans to obligors that are considered more than 90 days past due on material exposure are reclassified as non-performing. For business lending portfolios, there generally are reasons for declaring a loan non-performing prior to the obligor being 90 days past due. These reasons include,
but are not limited to, ING’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection.
The table below represents the breakdown by industry of credit risk outstandings for lending and investment positions that have been classified as non-performing.
Non-performing Loans: outstandings by economic

sector and business lines (*)
1
in EUR million
Wholesale Banking Retail Benelux
Retail Challengers
& Growth Markets Corporate Line Total
Industry 2021 2020 2021 2020 2021 2020 2021 2020 2021 2020
Private Individuals - -
2,424
2,879
2,445
2,480

-

-
4,869
5,359
Natural Resources
1,325
1,434
46
63
27
36

-

-
1,398
1,533
Food, Beverages & Personal
Care
681
668
428
420
130
138

-

-
1,239
1,226
Transportation & Logistics
575
786
180
201
52
44

-

-
807
1,031
Services
224
313
499
474
63
58

-

-
786
844
Builders & Contractors
93
148
224
398
112
133

-

-
429
680
Real Estate
132
217
495
416
59
21

-

-
686
655
General Industries
66
138
272
232
123
133

-

-
461
502
Non-Bank Financial Institutions
56
18
24
26
4
3

-

-
85
47
Retail
140
85
103
170
47
54

-

-
290
309
Other

2
541
579
340
335
90
103

-
295
971
1,312
Total
3,833
4,386
5,035
5,614
3,153
3,203

-
295
12,021
13,497
1

Based on Lending and Investment outstandings.
2

Economic sectors not specified in above overview are grouped in Other.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 189
Non-performing Loans: outstandings by economic

sectors and geographical area

(*)
in EUR million Region Total
Industry
Netherlands Belgium Germany Poland Spain United Kingdom France Luxemburg Rest of Europe America Asia Australia Africa
2021
Private Individuals
776
1,578
721
206
232
8
16
35
497
3
4
791
1
4,869
Natural Resources
67
44

-
20

-
27
116
577
421
90
37
1,398
Food, Beverages & Personal
Care
299
176
25
111

-
226
7
2
37
228
128
1
1,239
Transportation & Logistics
385
55
1
35
47
20
3
165
29
49
17
807
Services
199
385
45
5
66
4
22
52
6
1
786
Builders & Contractors
43
188
4
83

-

-
2
58
50

-

-
429
Real Estate
167
303

-
61
88
21
21
9

-

-
16

-
686
General Industries
110
173
18
91

-
4
3
34
27

-
461
Non-Bank Financial
Institutions
7
8

-
4

-
9
14
8
34
1

-
85
Retail
40
70
34
30

-

-
56
1
21
21
14
2
290
Other

1
119
275
201
81
12
14
6
83
64
48
67
971
Total
2,212
3,255
1,005
768
284
447
119
87
1,056
1,060
656
966
105
12,021
1

Economic sectors not specified in above overview are grouped in Other.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 190
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
The non-performing portfolio decreased in 2021, mainly due to decreased outstandings in Private Individuals,

in
Builders & Contractors and in the Transportation & Logistics industry.

The decrease is visible in all businesses and
also in almost all sectors. In the Netherlands, the Non Performing in Private Individuals decreased mainly
because of cures (ending their default probation).

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 191
Loan loss provisioning (*)
ING recognises loss allowances based on the expected credit loss (ECL) model of IFRS

9, which is designed to be
forward-looking. The IFRS 9 impairment requirements are applicable to on-balance sheet financial assets measured at amortised cost or fair value through other comprehensive income (FVOCI), such as loans,

debt
securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, certain
financial guarantees

issued,

and undrawn committed revolving credit facilities.
ING distinguishes between two types of calculation methods for credit loss allowances:
◾ Individual Lifetime ECL for credit-impaired (Stage 3) financial instruments with exposures above €1 million;
◾ Collective 12-month ECL (Stage 1) and Lifetime ECL (Stage 2) for portfolios of financial instruments, as well as
Lifetime ECL for credit impaired exposures (Stage 3) below €1 million.
IFRS 9 models (*)
The IFRS 9 models leverage on the internal rating-based (IRB) models (PD, LGD, EAD), which include certain required conservatism. To include IFRS 9 requirements, such regulatory conservatism is removed from the ECL parameters (PD, LGD and EAD). The IFRS 9 models apply two types of adjustments to the ECL parameters: (1) to economic outlook and (2) for Stage 2 and Stage 3 assets only, to the lifetime horizon. The IFRS 9 model parameters are estimated based on statistical techniques and supported by expert judgement.
ING has aligned the definition of default for regulatory purposes with the definition of ‘credit-impaired’ financial
assets under IFRS 9 (Stage 3). To comply with the new regulatory technical standards (RTS) and EBA guidelines,
ING updated its definition of default in the first quarter of 2020. Consequently, ING updated this definition also for IFRS 9 purposes,

which accordingly is taken into account in updates of IFRS9 models.

More information can be found in section 1.6 of the Consolidated Financial Statements.
Climate and environmental risks in IFRS 9 models (*)
ING is evolving in its credit risk management framework

to develop a better understanding

of emerging climate and
environmental risks. Banks,

including ING, are in the process of collecting and analysing empirical historical data and
moving towards embedding these emerging

risks into their credit risk management

processes and eventually into

their
IFRS 9 ECL models.

At this point in time it is not yet possible to

incorporate climate risk separately

into IFRS 9 ECL models given the lack of
sufficient empirical historical

data. The impact of climate risk is however

currently implicitly embedded in ING’s

ECL
models through the macroeconomic forecasts

used for both the baseline and two alternative

scenarios (downside and
upside). In particular,

where climate and environmental

factors have

impacted the economy in the recent past

or
present, these impacts are reflected

in projected macro-economic indicators

(e.g. GDP growth and unemployment
rates).

We note that ING’s

ECL models are primarily sensitive to the short-term

economic outlook (we use a 3 year time
horizon for macroeconomic outlook

after which a mean reversion approach

is applied), and therefore the longer-term
environmental/climate

risk is not yet incorporated

.
With regard to our evaluation

of climate-related matters,

where such events have

already occurred (e.g. floods), the
impact of such events are individually assessed

in the calculation of stage 3 Individual provisions

and factored into
ING’s normal credit monitoring

and identification processes. For

example, we consider whether the affected

assets
have suffered a significant

increase in credit risk (or are credit

impaired) and whether the ECL is appropriate.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 192
Reconciliation gross carrying amount

(IFRS 9 eligible) and statement of financial position
in EUR million 2021 2020

Gross
Carrying
Amount

Allowances
for credit
losses

Cash and
on-demand
bank
positions

Reverse
Repurchase
transactions

Cash
collateral

other

Statement
of
financial

position

Gross
Carrying
Amount

Allowances
for credit
losses

Cash and
on-demand
bank
positions

Reverse
Repurchase
transactions

Cash
collateral

other

Statement
of
financial

position

Amounts held at Central Banks

104,875
-6
1,650
1
106,520
109,242
-3
1,851
-2
111,087
Loans and Advances to Banks

15,213
-22
1,675
3,403
3,287
36
23,592
16,660
-23
2,162
4,869
3,639
-1,943
25,364
Financial Instruments FVOCI Loans

837
-1
3
838
1,053
-2
4
1,056
Financial Instruments FVOCI Debt securities

27,201
-12
150
27,340
32,781
-12
208
32,977
Securities at Amortised Cost

47,358
-19
980
48,319
49,223
-17
1,381
50,587
Loans and Advances to customers

622,327
-5,274
1,487
3,178
3,404
625,122
589,565
-5,779
1,551
4,679
3,954
593,970
Total on-balance (IFRS 9 eligible)
817,812
-5,334
3,325
4,890
6,466
4,574
831,731
798,524
-5,836
4,012
6,420
8,319
3,603
815,041
Guarantees and irrevocable facilities (IFRS 9 eligible)
134,122
-34
118,418
-17
Total Gross

Carrying Amount (IFRS 9 eligible)

951,934
-5,368
916,942
-5,854
This table presents the reconciliation between the Statement of Financial Position and the gross carrying amounts used for calculating the expected credit losses. No expected credit loss is calculated for cash, on-
demand bank positions, reverse repurchase transactions, cash collateral received in respect of derivatives and other. Therefore

these amounts are not included in the total gross carrying amount

(IFRS 9 eligible). Other
includes value adjustments on hedged items, deferred acquisition cost on residential mortgages and a receivable which is offset against a liquidity facility.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 193
Portfolio quality (*)
The table below describes the portfolio composition over the different IFRS 9 stages and rating classes. The Stage
1 portfolio represents 93.5% (2020: 92.1%) of the total gross carrying amounts, mainly composed of investment
grade, while Stage 2 makes up 5.2% (2020: 6.5%) and Stage 3 makes up 1.3% (2020: 1.5%) total gross carrying amounts, respectively.
Gross carrying amount per IFRS 9 stage

and rating class (*)
1,2,3
in EUR million
12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit impaired
(Stage 3)
Total
2021
Rating class
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Investment grade
1 (AAA)
107,788
3
0
107,788
3
2-4 (AA)
106,673
5
197
106,870
5
5-7 (A)
152,167
17
1,000
1
153,167
17
8-10 (BBB)
328,301
73
7,232
14
335,533
87
Non-Investment grade
11-13 (BB)
163,228
208
14,679
86
177,908
294
14-16 (B)
26,852
185
17,931
404
44,783
589
17 (CCC)
5,377
10
4,354
198
9,730
207
Substandard grade
18 (CC)
2,314
173
2,314
173
19 (C)
1,769
142
1,769
142
Non-performing loans 20-22 (D)
12,072
3,851
12,072
3,851
Total
890,386
501
49,476
1,016
12,072
3,851
951,934
5,368
1 Compared to the credit risk portfolio, the differences are mainly undrawn committed amounts (€
133.3

billion) not included in Credit outstandings and non-IFRS 9 eligible assets (€
95.1

billion, mainly guarantees, letters of credit and pre-settlement exposures) included in Credit outstandings.
2 For a reference to the Notes in the consolidated financial statements, we refer to the table ‘Reconciliation between credit risk categories and financial position’.
3 IAS 37 provisions are established for non-credit replacement guarantees not in the scope of IFRS

9. Total IAS 37 provisions (€
114.4

million) are excluded.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 194
Gross carrying amount per IFRS 9 stage

and rating class (*)
1,2,3
in EUR million
12-month ECL (Stage 1)
4
Lifetime ECL not credit
impaired (Stage 2)
4
Lifetime ECL credit impaired
(Stage 3)
Total
2020
Rating class
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Investment grade
1 (AAA)
109,734
3
46
0 0 0
109,780
3
2-4 (AA)
108,776
6
646
0 0 0
109,422
6
5-7 (A)
137,991
27
707
1
0 0
138,698
28
8-10 (BBB)
297,502
88
4,839
12
0 0
302,341
100
Non-Investment grade
11-13 (BB)
159,076
239
18,513
133
0 0
177,588
372
14-16 (B)
28,335
208
23,742
570
0 0
52,077
777
17 (CCC)
2,817
9
5,113
259
0 0
7,930
269
Substandard grade
18 (CC) 0 0
3,384
248
0 0
3,384
248
19 (C) 0 0
2,323
254
0 0
2,323
254
Non-performing loans 20-22 (D) 0 0 0 0
13,398
3,797
13,398
3,797
Total
844,231
581
59,313
1,476
13,398
3,797
916,942
5,854
1 Compared to the credit risk portfolio, the differences are mainly undrawn committed amounts (€
118.4

billion) not included in Credit outstandings and non-IFRS 9 eligible assets (€
89.1

billion, mainly guarantees, letters of credit and pre-settlement exposures) included in Credit outstandings.
2 For a reference to the Notes in the consolidated financial statements, we refer to the table ‘Reconciliation between credit risk categories and financial position’.
3 IAS 37 provisions are established for non-credit replacement guarantees not in the scope of IFRS

9. Total IAS 37 provisions (€
74.8

million) are excluded.
4 Prior year numbers adjusted reflecting model adjustment in residential mortgages Netherlands.
Changes in gross carrying amounts and loan loss provisions (*)
The table below provides a reconciliation by stage of the gross carrying amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers of
financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. This includes the net-remeasurement of ECL arising from stage transfers, for example, moving from a 12-month (Stage 1) to a lifetime (Stage 2) ECL measurement basis.
The net-remeasurement line represents the changes in provisions for facilities that remain in the same stage.
Please note the following comments with respect to the movements observed in the table below:
◾ Stage 3 gross carrying amount decreased by €
1.3

billion from €
13.4

billion as per 31 December 2020
mainly as a result of generally low inflow into NPL in 2021, primarily due to Government support
measures;
◾ Stage 2 gross carrying amount decreased by €
9.8

billion from €
59.3

billion as per 31 December 2020.
This is mainly caused by the Significant Lifetime PD trigger (-/-€
7.9

billion) driven by favourable macro-
economic forecasts and the Watch List trigger (-/-€
6.6

billion), offset by increases in other triggers which
are mainly more than 30 Days Past Due (€
2.4

billion) and Forbearance (€
1.6

billion). For the latter, a 2-
year probation period is required before a client can move back to Stage 1;

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 195
◾
Transportation & Logistics (including Aviation), Real Estate,

Services and Food, Beverages & Personal
Care (latter two including Hospitality & Leisure) were the sectors particularly impacted by the Covid-19 pandemic. In 2021 these sectors showed material releases in Stage 2 amounts compared to 31
December 2020 of €
1.0

billion, €
1.7

billion, €
2.2

billion and €
1.3

billion respectively, as the impact of the
pandemic turned out to be less harsh than expected last year and several files were being taken off the watchlist. These sectors however still are the largest Stage 2 contributors representing
10
%,
9
%,
8
% and
8
% of the total Stage 2 gross carrying amounts respectively;
◾ Changes in models/Risk parameters is mainly related to the most important redeveloped models in
2021, being Netherlands mortgages, Germany mortgages and the models in

Belgium.
Additional information on macroeconomic scenarios is included in the section ‘Macro-economic scenarios and
sensitivity analysis of key sources of estimation uncertainty’.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 196
Changes in gross carrying amounts and

loan loss provisions (*)
1, 2
in EUR million 12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit impaired
(Stage 3)
Total
2021
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Opening balance
844,231
581
59,313
1,476
13,398
3,797
916,942
5,854
Transfer into

12-month ECL (Stage 1)
15,157
20
-14,322
-279
-835
-54
-0
-313
Transfer into

lifetime ECL not credit impaired (Stage 2)
-19,737
-32
20,537
206
-800
-75
-0
100
Transfer into

lifetime ECL credit impaired (Stage 3)
-2,166
-13
-1,589
-96
3,755
820
-0
712
Net remeasurement of loan loss provisions
-130
-228
404
46
New financial assets originated or purchased
208,501
149
208,501
149
Financial assets that have been derecognised
-125,819
-73
-11,935
-104
-1,898
-237
-139,652
-414
Net drawdowns and repayments
-29,781
-2,527
-694
-33,002
Changes in models/risk parameters

12
41
130
184
Increase in loan loss provisions
-67
-460
989
462
Write-offs
-854
-854
-854
-854
Recoveries of amounts previously written off
45
45
Foreign exchange and other movements
-13
1
-125
-138
Closing balance
890,386
501
49,476
1,016
12,072
3,851
951,934
5,368
1

Stage 3 Lifetime credit impaired provision includes €
4

million on Purchased or Originated Credit Impaired.
2

The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €
516

million of which €
462

million related to IFRS-9 eligible financial assets, €
43

million related to non-credit replacement guarantees and €
11

million to modification gains and losses on
restructured financial assets.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 197
Changes in gross carrying amounts and

loan loss provisions (*)
3
in EUR million 12-month ECL (Stage 1)
2
Lifetime ECL not credit
impaired (Stage 2)
2
Lifetime ECL credit impaired
(Stage 3)
1
Total
2020
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Opening balance
819,810
490
38,519
881
10,955
3,275
869,284
4,646
Transfer into

12-month ECL (Stage 1)
9,139
24
-8,899
-200
-240
-18
0
-194
Transfer into

lifetime ECL not credit impaired (Stage 2)
-39,093
-76
39,601
651
-509
-57
0
518
Transfer into

lifetime ECL credit impaired (Stage 3)
-3,592
-30
-1,879
-163
5,471
1,518
0
1,325
Net remeasurement of loan loss provisions
0
109
0
450
0
700
0
1,259
New financial assets originated or purchased
161,333
178
0 0 0 0
161,333
178
Financial assets that have been derecognised
-116,035
-85
-6,987
-107
-897
-236
-123,919
-428
Net drawdowns and repayments
12,669
0
-1,043
0
-181
0
11,444
0
Changes in models/risk parameters

0 0 0
7
0 0 0
7
Increase in loan loss provisions
0
119
0
638
0
1,908
0
2,666
Write-offs
0 0 0 0
-1,200
-1,200
-1,200
-1,200
Recoveries of amounts previously written off
0 0 0 0 0
39
0
39
Foreign exchange and other movements
0
-28
0
-42
0
-226
0
-297
Closing balance
844,231
581
59,313
1,476
13,398
3,797
916,942
5,854
1

Stage 3 Lifetime credit impaired provision includes €
4

million on Purchased or Originated Credit Impaired.
2

Prior year numbers adjusted reflecting model adjustment in residential mortgages Netherlands.

3

The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €
2,675

million of which €
2,666

million related to IFRS-9 eligible financial assets, €
-4

million related to non-credit replacement guarantees and €
13

million to modification gains and losses on
restructured financial assets.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 198
Exposure per stage, coverage

ratio and stage ratio’s
2
in EUR million 2021 2020
Balance sheet
Gross Carrying
Amount
Allowances for
credit losses
Coverage

ratio
Stage Ratio
Gross Carrying
Amount
Allowances for
credit losses
Coverage

ratio
Stage Ratio
Loans and advances to Banks (including Central Banks)
120,089
28
0.0%
125,902
26
0.0%
Stage 1
119,896
24
0.0%
100%
125,643
21
0.0%
100%
Stage 2
193
4
2.0%
0%
259
5
2.0%
0%
Stage 3
Loans and advances to Customers
622,327
5,274
0.8%
589,565
5,779
1.0%
of which: Residential mortgages
310,068
513
0.2%
297,145
513
0.2%
Stage 1
297,915
37
0.0%
96%
283,361
36
0.0%
95%
Stage 2
8,777
128
1.5% 3%
10,065
141
1.4% 3%
Stage 3
3,376
348
10.3% 1%
3,719
336
9.0% 1%
Of which: Consumer Lending (excl. Residential mortgages)
32,423
1,409
4.3%
32,154
1,337
4.2%
Stage 1
28,554
217
0.8% 88%
27,854
187
0.7% 87%
Stage 2
2,654
367
13.8% 8%
2,866
347
12.1% 9%
Stage 3
1,215
825
67.9% 4%
1,435
802
55.9% 4%
Of which: Loans to public authorities
14,333
12
0.1%
14,335
8
0.1%
Stage 1
13,906
2
0.0%
97%
14,076
3
0.0%
98%
Stage 2
344
5
1.5% 2%
189
2
1.0% 1%
Stage 3
84
4
5.1% 1%
70
4
5.1%
0%
Of which: Corporate Lending
265,503
3,340
1.3%
245,931
3,921
1.6%
Stage 1
230,133
185
0.1% 87%
201,297
300
0.1% 82%
Stage 2
28,568
505
1.8% 11%
36,936
977
2.6% 15%
Stage 3
6,801
2,649
39.0% 3%
7,698
2,644
34.4% 3%
Other IFRS 9 Eligible Financial Instruments 1
209,518
66
0.0%
201,475
48
0.0%
Stage 1
199,982
35
0.0%
95%
192,000
35
0.0%
95%
Stage 2
8,941
6
0.1% 4%
8,999
3
0.0%
4%
Stage 3
596
24
4.1%
0%
476
10
2.2%
0%
Total Gross Carrying

Amount (IFRS 9 eligible)

951,934
5,368
0.6%
916,942
5,854
0.6%
1

Includes Off balance sheet IFRS 9 eligible guarantees and irrevocable facilities
2

The exposure classification to residential mortgages, consumer lending and corporate lending is aligned to the regulatory definition

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 199
Modification of financial assets
The table below provides the following information:
- Financial assets that were modified during the year (i.e. qualified as forborne) while they had a loss allowance
measured at an amount equal to lifetime ECL.

- Financial assets that were reclassified to stage 1 during the period.
Financial assets modified (*)
in EUR million 2021 2020
Financial assets modified during the period
Amortised cost before modification
2,595
2,840
Net modification results
-47
-144
Financial assets modified since initial recognition
Gross carrying amount at 31 December of financial assets for which loss allowance has changed to 12-
month measurement during the period
448
312
Modifications that have been provided in 2020 and 2021 under general payment moratoria (payment holidays)
are not included in this analysis. Refer to ‘Payment holidays’,

above, for details.

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
The IFRS 9 standard, with its inherent complexities and potential impact on the carrying amounts of our assets
and liabilities, represents a key source of estimation uncertainty. In particular,

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
relevant senior managers.

Alternative scenarios and probability weights (*)
Two alternative scenarios are taken into account; an upside and a downside scenario. The alternative scenarios have technical characteristics as they are based on the forecast errors of the OEGEM.
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
narrative.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 200
Macroeconomic scenarios applied (*)
The loan loss provisions are based on the December 2021 consensus forecasts.
Baseline assumptions (*)
The general picture that the consensus conveys is that supply chain disruption, elevated energy prices as well as covid related mobility restrictions will fade in the course of 2022. While slowing, the economic recovery
continues in the period 2022-2024 and inflation peaks in 2021-2022.

The monetary policy stance in the US and
the eurozone is expected to become gradually less loose. However, with global monetary conditions remaining loose, housing markets remain overall well supported but the rate of increase of house prices is expected to decrease in most markets over the forecast period.

The December 2021 consensus expects global output (ING

definition), after a strong rebound in 2021 of
5.7
%, to
continue to recover.

For 2022, a growth rate

of
4.1
% is being anticipated which is expected to level off to an at or below
3
% growth rate for the years thereafter.

Eurozone GDP has reached again its pre-pandemic level in Q4 2021. As for the US, economic momentum in the
eurozone is seen gradually normalising after the strong rebound in 2021. Inflationary pressures, supply-side disruptions and a challenging health situation

weigh on the outlook.
Elsewhere in Europe, the consensus sees economic growth for Poland in 2022 at
4.9
%, below the rate of
economic growth in 2021 (
5.2
%). For the years thereafter some slowing down to
4.2
% (2023) and
3.5
% (2024) is
expected. For Turkey,

after strong economic performance in 2021

(
9.3
%), economic growth is expected to
decrease to at or around
3.5
% in 2022-2024.
While already running above pre-pandemic levels again, demand in the

US economy remains resilient.
Consumers may spend down excess savings generated during the episodes of pandemic-related uncertainty. This, together with robust income growth driven by a resilient jobs market should provide support to domestic demand. Elevated job openings, hirings, and quits point to sturdy labour market fundamentals and the consensus expects the labour market to tighten further in 2022 and 2023. However, reduced supply of inputs caused by disruption to global supply chains and increased inflation

are weighing on economic activity. As a result, the
consensus expects the growth rate of the US economy to level off from
5.6
% in 2021 to
4.0
% in 2022 and
2.5
%
or below in 2023-2024.
The consensus expects GDP growth for China to be in

a
5

-
5.5
% range in 2022-2024, down from a strong
rebound of
8.0
% in 2021. The slowdown reflects the government’s relatively tight regulatory and credit stance regarding real estate developers and measures to rein in house price increases and mortgage approvals slowing down real estate investment.

In Australia, economic growth is expected to strengthen in the course of 2022. The consensus sees economic growth slowing to at or below
3
% in 2023 and 2024 after expanding by
3.8
% in 2022.

When compared to the December 2020 consensus forecast, used for the 2020 Annual Report, the

December
2021 forecast assumes a stronger economic recovery. Global GDP is expected to increase by
5.7
% in 2021
(compared to
5.0
% assumed before) and
4.1
% in 2022

(
3.8
% assumed before). This upward adjustment follows
on from a more effective than expected roll-out of vaccination programs, higher than assumed fiscal stimulus and generally better than expected realizations.
Alternative scenarios and risks (*)
Although vaccination against Covid-19 has progressed swiftly in many countries, uncertainty surrounding the forecasts remains larger than usual. This reflects continued uncertainty around the development and impact of the pandemic. The pandemic could worsen (again) as, given globally still low rates of vaccination, the emergence
of new, possibly more virulent, variants cannot be excluded.
To reflect the general

increase of uncertainty surrounding the forecasts, the dispersion of the alternative scenarios was widened in 2020. Specifically, the forecast bandwidths projected for the end of the forecast horizon has been applied to the near-term as well. As the forecast-error distributions widen over time,

this
means that the distributions became wider in the near-term

and thus allow for a wider range of possible
outcomes. Meanwhile, at the end of the scenario horizon they remained unchanged and are hence comparable
to scenarios generated prior to the pandemic.
In the scenarios applied at year end 2021 the above-mentioned near-term dispersion has been halved, following
Oxford Economics’ research showing that the harm from lockdowns has halved from what it was in the first half of 2020. The downward skew following on from the outcomes of Oxford Economics’ Global Risk Survey has been maintained. As a result of this, the near-term dispersion of the forward-looking distributions (from which the
alternative scenarios are derived) remains larger than in normal times, but it now also reflects the adaptability of
economies to the pandemic.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 201

The upside scenario – though technical in nature – implies, for most countries, a quick return of output to its pre-
coronavirus baseline forecast and more positive medium-term prospects than envisaged in the baseline scenario.
In this scenario unemployment rates quickly fall back from their peaks and reach new lows in the mid-2020s.

The downside scenario, while being equally technical in

nature, results in a renewed global downturn in the near-
term. The downside scenario reflects the risk of the coronavirus pandemic remaining a drag on the global
economy, if new highly transmissible and more virulent variants (than Omicron) result in renewed restrictions.
The subsequent recovery would be more sluggish, as the combination of persistent restrictions, increased risk
aversion and long-term scarring weigh heavily on the global economy. The downside scenario also captures the risks of supply chain disruptions and higher inflation hampering economic growth.
Management adjustments applied this year (*)
In times of volatility and uncertainty where portfolio quality and the economic environment are changing rapidly,
models alone may not be able to accurately predict losses. In these cases, management adjustments can be
applied to appropriately reflect ECL. Management adjustments can also be applied where the impact of the
updated macroeconomic scenarios is over- or under-estimated by the IFRS 9 models.

ING has internal governance frameworks and controls in place to assess the appropriateness of all management adjustments.

Management adjustments to ECL

models (*)
in EUR million 2021 2020
Model time lag overlay
0
394
Economic sector based adjustments
341
0
Payment holiday adjustments
32
244
Reserve Based Lending adjustment
0
25
Mortgage portfolio adjustment
124
0
Other Post Model Adjustments
135
17
Total management adjustments
632
680
An economic sector-based management adjustment of €
341

million was taken in December 2021 because of
delays in defaults occurring in the Covid-19 related crisis, mainly as a result of government support programmes, while GDP growth forecasts as well as unemployment rates and house prices improved over 2021 and which triggered releases of the model based provisions. As it is

expected that additional defaults as a result of the
Covid-19 crisis will still come in, especially in certain sectors where a significant change to the business models is
observed, a sector-based management adjustment was calculated. In determining the sector-based management adjustment, a heatmap approach was used to adjust the probability of default for sectors where businesses are significantly impacted by the pandemic. Refer also to the section ‘Covid-19 sensitive sectors’. The Acquisition
Finance portfolio is also in scope of the sector based management adjustment, given the highly leveraged nature
of the product.
The economic sector-based management adjustment replaced the time lag overlay of €
394

million that was
recognised as at 31 December 2020 and which was calculated using a scenario with a time lag between GDP
growth forecasts deteriorating and defaults occurring, but did not differentiate between sectors. Also the management adjustment that was recognised in 2020 for the Reserved Based Lending book was released in
2021, mainly as result of increased oil prices.

As mentioned earlier, per the guidance from EBA that expired on 30 September 2020, Covid-19 related payment holidays granted have not automatically been classified as forbearance, and hence, have not automatically triggered recognition of lifetime ECL in Stage 2. Payment holidays have also been granted in certain countries in
2021, though to a much lesser extent than in 2020. Looking

forward, it is expected that the phasing out of all the
support measures in 2022 could lead to more insolvencies and unemployment.

This could lead to more clients
getting into financial difficulties and to higher levels of defaults. To the extent ING believes that this elevated risk is not yet covered in the IFRS 9 models, a management adjustment has been recognised. As at 31 December

2021
this management adjustment is reported in Retail Banking in Belgium, Italy and Australia. As many payment holiday programs have already expired, this management adjustment has decreased to €
32

million as at 31
December 2021 coming from €
244

million a year ago.

ECL of mortgage portfolios determined by the models continued to decrease rapidly during 2021, driven by significant increase of house prices in various countries. Management adjustments of

€
124

million in total,
mainly in stage 2 and 3, have been recognised in ING Netherlands, Belgium,

Germany and Australia to maintain
an appropriate level of ECL and reflecting a potential impact of higher inflation and rates on clients’ ability to pay and a potential impact of market uncertainty on the recovery value of residential real estate. The management adjustment for the Netherlands mortgage portfolio was determined by developing three alternative

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 202
macroeconomic forecast scenarios, in addition to the consensus base, up- and down-scenarios,

that reflect a
correction in the house prices in the next 3 years bringing it back in line with the historical growth rate. For other
countries, management adjustments were determined by calculating the impact of lower house prices on LTVs
and LGDs.

Other Post Model Adjustments mainly relate to the impact of model redevelopment or recalibration and periodic model assessment

procedures that have not been incorporated in the ECL models yet.

These result from both
regular model maintenance and ING’s multiyear program to update ECL models for the new definition of default.
These adjustments will be removed once updates to the models have been implemented.
Analysis on sensitivity (*)
The table below presents the analysis on the sensitivity of key forward-looking macroeconomic inputs used in

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
The purpose of the sensitivity analysis is to enable the

reader to understand the extent of the impact from the
upside and downside scenario on model-based

reportable ECL. The table does not include any management
adjustments, except for the overlay for time lag in defaults of €
394

million as at 31 December 2020. The current
sector based management adjustment as per 31 December 2021 is not included in the table, which mainly
explains the decreases in reportable amounts.
In the table below the Real GDP is presented in percentage year-on-year change, the unemployment in percentage of total labour force and the house price index (HPI) in percentage year-on year change.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 203
Sensitivity analysis as at December 2021

(*)
2022 2023 2024
Un-weighted
ECL (Eur mln)
Probability-
weighting
Reportable ECL
(Eur mln) 1
Netherlands
Upside scenario
Real GDP
5.1
2.9
2.7
259
20%
307
Unemployment
3.2
2.9
2.9
HPI
23.3
10.9
0.9
Baseline Scenario

Real GDP
3.4
2.0
1.7
289
60% Unemployment
3.7
4.1
4.3
HPI
13.1
2.8
0.8
Downside scenario
Real GDP
-1.5
1.2
0.7
411
20% Unemployment
5.6
6.8
7.8
HPI
0.3
-7.7
0.6
Germany
Upside scenario
Real GDP
6.2
3.1
1.6
457
20%
483
Unemployment
2.9
2.2
1.9
HPI
12.9
7.9
5.3
Baseline Scenario

Real GDP
4.0
2.3
1.4
475
60% Unemployment
3.4
3.1
3.1
HPI
10.4
4.6
1.9
Downside scenario
Real GDP
-0.6
0.9
0.8
535
20% Unemployment
5.0
5.4
5.7
HPI
5.3
0.4
-2.1
Belgium
Upside scenario
Real GDP
4.6
2.5
2.0
364
20%
393
Unemployment
5.6
5.6
5.9
HPI
3.9
2.7
2.9
Baseline Scenario

Real GDP
3.1
2.0
1.8
383
60% Unemployment
6.1
6.3
6.3
HPI
3.0
2.3
2.3
Downside scenario
Real GDP
-0.4
1.4
1.4
451
20% Unemployment
7.6
8.6
9.0
HPI
0.4
1.0
1.0
United States
Upside scenario
Real GDP
6.7
2.4
3.1
28
20%
75
Unemployment
3.5
2.5
2.4
HPI
10.4
8.1
8.7
Baseline Scenario

Real GDP
4.0
2.5
2.1
55
60% Unemployment
4.0
3.7
3.7
HPI
9.1
3.0
3.3
Downside scenario
Real GDP
-0.7
1.1
0.3
183
20% Unemployment
6.5
7.4
8.0
HPI
5.3
-3.2
-3.0
1 Excluding management adjustments.

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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 204
When compared to the sensitivity analysis of 2020 the macroeconomic inputs for 2021 and 2022 are more
favourable, as at that time expectations around the possible consequences of the spread of the coronavirus were more pessimistic, especially with regard to house prices and the unemployment rates. The macroeconomic inputs used in the 2021 sensitivity analysis

reflect that, after declining sharply in 2020, a strong bounce back in macro-economic forecast has been realised in 2021 and is to a lesser extent also expected for 2022. Furthermore the widened dispersion around upside and downside scenarios

in 2021 is half of the size of that in 2020,
reflecting continuing but decreased short term uncertainty related to the impact of Covid-19 compared to a year ago.
The decrease in reportable ECL compared to 2020 is mainly caused the €
394
m Model Time lag Overlay that was
included in the model ECL amounts as per December

2020, while current comparable Economic Sector based
management adjustment is not included in the December

2021 model ECL amounts. This due to the
improvement of the methodology applied to determine the adjustment, which is now recognised in addition to
the model ECL, and better reflects that the uncertainty is more prominent in specific sectors.
While the table above does give a high-level indication of the sensitivity of the outputs to the different scenarios,
it does not provide insight into the interdependencies and correlations between different macroeconomic variable inputs. On total ING level, the unweighted ECL for all collective provisioned clients in the upside scenario was €
2,126

million, in the baseline scenario €
2,294

million and in the downside scenario

€
2,964

million compared
to €
2,394

million reportable collective provisions as per 31 December 2021

(excluding all management
adjustments). This reconciles as follows to the reported ECL’s:

Reconciliation of model (reportable)

ECL to total ECL (*)
in EUR million 2021 2020
Total model ECL*
2,394
3,245
ECL from individually assessed impairments
2,342
2,323
ECL from management adjustments**
632
286
Total ECL
5,368
5,854
* The prior period has been updated to improve consistency and comparability
** The overlay of €
394
m as per 2020 is included in Total model ECL.
Criteria for identifying a significant increase in credit risk (SICR) (*)
All assets and off-balance sheet items that are in scope of IFRS 9 impairment and which are subject to collective
ECL assessment are allocated a 12-month ECL if deemed to belong in Stage 1, or a lifetime ECL if deemed to
belong in Stages 2 and 3. An asset belongs in Stage 2 if it is considered to have experienced a significant increase
in credit risk since initial origination or purchase. ING considers the credit risk of an asset to have significantly
increased when either a threshold for absolute change in lifetime probability of default (PD) or a relative change in lifetime PD is hit.
It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation. An asset can also
change stages as a result of other triggers, such as having

over 30 days arrears, being on a Watch List or being
forborne. Refer to section 1.6.8 of Note 1 ‘Basis of preparation and significant accounting policies’ for an exhaustive list. Furthermore, this analysis is rudimentary in a sense that other parameters would change when an
asset changes stages.
Absolute lifetime PD threshold
The absolute threshold is a fixed value calibrated per portfolio/segment and provides a fixed threshold that, if exceeded by the difference between lifetime PD at reporting date and lifetime PD at origination, triggers Stage 2 classification. The thresholds for the absolute change in lifetime PD vary between 75bps for Retail portfolios,
100bps for Wholesale and 250bps for SMEs, based on the characteristics of the specific portfolio. ING is in the
process of refining the thresholds on a portfolio level, which has been implemented for a few Turkish, Polish and
German models and resulting in deviating absolute lifetime PD thresholds.
Relative Lifetime PD threshold
The relative threshold defines a relative increase of the lifetime PD beyond which a given facility is classified in
Stage 2 because of significant increase in credit risk. The relative threshold is dependent on the individual

PD
assigned to each facility at the moment of origination and a scaling factor calibrated in the model development phase that is optimised depending on the observed

default rates and overall average riskiness of the portfolio.
While the scaling factor is associated with a whole portfolio/segment, the PD at origination is facility-specific and, in this sense, the relative threshold may differ facility by facility.
Ultimately the relative threshold provides a criterion to assess whether the ratio (i.e. increase) between lifetime
PD at reporting date and lifetime PD at origination date is deemed a significant increase in credit risk.

If the
threshold is breached, SICR is identified and Stage 2 is assigned to the given facility.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Credit risk
ING Group Annual Report 2021 on Form 20-F 205
The threshold for the relative change in lifetime PD is inversely correlated with the PD at origination; the higher the PD at origination, the lower the threshold. The logic behind this is to allow facilities originated in very
favourable ratings to downgrade for longer without the need of a Stage 2 classification. In fact, it is likely that said facilities will still be in favourable ratings even after a downgrade of a few notches. On the contrary, facilities originated in already unfavourable ratings grades are riskier and even a single-notch downgrade might represent a significant increase in credit risk and thus a tighter threshold will be in place. Still, the relative threshold is
relatively sensitive for investment grade assets while the absolute threshold primarily affects non-investment grade assets.
In the table below the average increase in PD at origination needed to be classified in

Stage 2 is reported, taking
into account the PD at origination of the facilities included in each combination of asset class and rating quality.
In terms of rating quality, assets are divided into “Investment grade” and “Non-investment grade” facilities.
Rating 18 and 19 are not included in the table since facilities are not originated in these ratings and they
constitute a staging trigger of their own (i.e. if a facility is ever to reach rating 18 or 19 at reporting date, it is classified in Stage 2). In the table values are weighted by IFRS 9 exposure and shown for both year-end 2020 and year end 2021.
In order to represent the thresholds as a ratio (i.e. how much should the PD at origination increase in relative
terms to trigger Stage 2 classification) the absolute threshold is recalculated as a relative threshold for disclosure purposes. Since breaching only relative or absolute threshold triggers Stage 2 classification, the minimum between the relative and recalculated absolute threshold is taken as value of reference for each facility.

Quantitative SICR thresholds

(*)
2021 2020
Average threshold ratio
Investment
grade (rating
grade 1-10)
Non-
investment
grade (rating
grade 11-17)
Investment
grade (rating
grade 1-10)
Non-
investment
grade (rating
grade 11-17)
Asset class category
Mortgages
2.7
2.2
2.7
2.1
Consumer Lending
2.8
1.7
2.8
1.7
Business Lending
4.0
2.2
4.0
2.1
Governments and Fin. Institutions
7.9
2.2
7.7
2.0
Other Wholesale Banking
4.5
2.0
3.9
1.8
As it is apparent from the disclosures above, as per ING’s methodology, the threshold is tighter the higher the riskiness at origination of the assets, illustrated by the noticeable difference between the average threshold applied to investment grade facilities and non-investment grade facilities. In addition to the above, asset classes having usually more favourable ratings at origination (i.e. Central Governments and Financial Institutions) show an average threshold higher than the rest in investment grade assets. Changes in the threshold averages between the two reporting years can be caused by model updates (the staging parameters have been recalibrated) and/ or by changes in portfolio composition.
Sensitivity of ECL to PD lifetime PD thresholds
The setting of PD threshold bandings requires management judgement and is a key source of estimation uncertainty. On Group level, the total ECL collective-assessment for performing assets is €
1,003

million (2020:
€
1,678

million) (without taking management adjustments into account).To demonstrate the sensitivity of the ECL
to these PD thresholds bandings, analysis was run on all

collectively-assessed assets, which assumed all assets
(Stage 1 and 2) were below the threshold and apportioned a 12-month

ECL. On the same asset base, analysis was
run which assumed all performing assets were above the threshold and apportioned a lifetime ECL. This gave rise
to hypothetical collective-assessment ECLs of €
634

million (2020: €
1,242

million) and €
2,232

million (2020:
€
3,552

million) respectively. Please note that in this analysis all other ECL risk parameters (except for the stage)
were kept equal.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 206
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
(*)
◾ Risk identification is a joint effort of the first and second lines of defence. The goal of risk identification is to detect potential new risks and any changes in known risks. See ‘Risk Governance’ for more on our three lines of defence governance model;
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

Supervision of market risk falls under the responsibility of the EB/MBB and is delegated to the ALCO function,
where ALCO Bank is the highest approval authority and sets the market risk appetite. ALCO Bank monitors ING’s adherence to the risk appetite for market risk and sets additional limits where appropriate. These limits are cascaded through the organisation through lower level ALCOs. This ALCO structure facilitates top-down risk management, limit setting, and the monitoring and control of market risk.

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
ING’s compliance with these guidelines.

FR and FI-FM Risk also maintain a limit framework in line with ING’s Risk Appetite Framework. The businesses are
responsible for adhering to the limits that are ultimately approved by the ALCO Bank. Limit excesses are reported to senior management on a timely basis and the business

is required to take appropriate actions based on
management decisions. To adhere to the established limit framework, ING implements hedging and risk mitigation strategies that range from the use of traditional market instruments, such as interest rate swaps, to more sophisticated hedging strategies to address a combination of risk factors arising at the portfolio level.

The organisational structure facilitates top-down risk management by recognising that risk taking and risk management to a large extent occur at the regional/local level. Bottom-up reporting from regional/local units to head office units allows each management level to fully assess the market risks relevant at the respective levels.
Several committees govern communication between the parties involved in market risk management, such as
MRMC (reporting to ALCO Bank)

and CTRC (reporting to GCTP).

The Market Risk Model Committee (MRMC) is the
dedicated authority within ING for the approval of all trading risk, counterparty credit risk and banking risk models, methodologies and related parameters. The Trading Pricing Model Committee (TPMC) approves pricing models for trading and banking books. Financial Risk and FI-FM

Risk departments provide systematic risk
reporting to the EB and MBB, the ALCO Bank and the senior executive management of related business functions.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 207
The Trading and Banking Book Boundary Policy governs the boundary between trading books and banking books.
It defines the activities ING considers to be trading according to a regulatory definition and for own funds requirement purposes. Trading activity is systematically reviewed and positions are assessed against the mandates jointly by the first and second lines of defence. As specified in the framework, the transfer of risk or the transfer of positions between banking and trading books is in principle not allowed. In exceptional cases
when a re-designation is deemed necessary, the re-designation should be approved by ALCO.

The boundary
requirements for banking book and trading book instruments and risk transfer are detailed in the Trading and
Banking Book Boundary Policy.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 208
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 209
and developments in the housing market. Since these risk factors cannot be (fully) mitigated, ING holds capital to be able to absorb possible losses as a result of unforeseen customer behaviour.
From an interest rate risk perspective, commercial activities can typically be divided into three main product types: savings and demand deposits, mortgages, and loans.
◾ Savings and demand deposits are generally invested to hedge their value and minimise the sensitivity of the margin to market interest rates. Interest rate

risk can arise when there is a lag between savings rate
adjustments and the adjustments experienced through market rates or when market rate changes cannot be passed on to clients. Interest rate risk is modelled based on the stability of the deposit and the
pass-through rate. This takes account of different elements, such as pricing strategies, volume developments and the level and shape of the yield curve.

Savings volumes are typically assumed to be
relatively stable and not sensitive to rate changes;
◾
Interest rate risk for mortgages arises through prepayment behaviour.

In modelling this risk, both
interest rate dependent pre-payments and constant prepayments are considered. Next to the dependence on interest rates, modelled prepayments may include other effects such as loan-to-value, seasonality and the reset date of the loan. In addition, the interest sensitivity of embedded offered rate
options is considered;

and

◾
Wholesale Banking loans typically do not experience

interest rate dependent prepayment behaviour;
these portfolios are match-funded taking the constant prepayment model into account.

They typically do
not contain significant convexity risk. Wholesale banking loans can have an all-in rate floor or a floor on a reference rate.
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

The originating commercial business is ultimately
responsible for estimating customer behaviour, leaving convexity risk and (unexpected) customer behaviour risk
with the commercial business. Risk measurement and the risk

transfer process take place monthly.

However, if
deemed necessary, additional risk transfers can take place, for instance due to volatile markets.

The commercial business manages the convexity risk that is the result of products that contain embedded options, like mortgages. Here the convexity risk is defined as the optionality effects in the value due to interest rate changes, excluding the first-order effects. In some cases, convexity risk is transferred from the commercial
books to treasury books using cap/floor contracts.
In the following sections, the interest rate risk exposures in the banking books are presented. ING uses risk measures based on both an earnings and a value perspective. Net interest income (NII)-at-risk is used to provide the earnings perspective and the net present value (NPV)-at-risk figures provide the value perspective. Please note that the expected interest rate risk coming forward from the business is assumed to be linearly hedged but no additional corrective management actions are taken into account in the NPV-at-Risk measure. In the NII-at-
Risk measure a more dynamic hedging process is taken into account.
During 2021, the following activities related to the risk measurement for IRRBB were performed:
◾ Annual review of the risk appetite for IRRBB includes further enhancement;
◾
More in-depth assessment of sub-risk types such as

tenor basis risk, vega optionality risk and a client
behaviour risk earnings and value metrics;
◾ Annual review of the interest rates scenarios used for calculating NII-at-Risk and NPV-at-Risk;
◾ Savings/ current account model updates and prepayment model updates for market developments;
◾
Specific Covid-19 related stress test;

and
◾ IRRBB related impact as part of firm-wide inflation risk stress test.
Net interest income (NII) at Risk

(*)
The NII-at-Risk measures the impact of changing interest rates on the forecasted net interest income (before tax)
of the banking book, excluding the impacts of credit spread sensitivity and fees. Future projected balance sheet
developments are included in this risk metric.
In its risk management ING monitors the NII-at-Risk under a three-year timeframe. Interest rates are stressed during the first year versus the prevailing curve, taking gradual changes over the first year. The rate changes

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 210
considered comprise both upward and downward scenarios, as well as parallel (equal movements across the yield curve) and non-parallel scenarios.

The impact of changing interest rates on ING’s NII is predominantly caused by the following factors:
◾ Change in returns of (re-)investments of client deposits;
◾ Change in deposits client rates (mainly savings), (partially) tracking changes in market interest rates;
◾ Change in funding profile of mortgages, due to less or more expected prepayments;
◾ Higher/Lower returns of (re-)investments of capital investments;
◾ Open interest rate positions, leading to changes in return because of different market rates.

For projecting the change in client deposits rates ING uses a client rate model that describes the relation to market interest rates and client deposits rates. The model is calibrated under a range of interest rate scenarios.
Per scenario the actual change in client deposits rate may deviate from this calibrated model.
For projecting the change in the funding profile of mortgages ING uses prepayment models for the various mortgage portfolios.

The NII-at-Risk figures in the tables below reflect a parallel, gradual interest rate movement (“ramped”) under the assumption of balance sheet developments in line with

the dynamic plan with a time horizon of one year.
NII-at-Risk banking books per business

- year one (*)
in EUR million 2021 2020
Ramped, unfloored Ramped, unfloored
parallel ▼ parallel ▲ parallel ▼ parallel ▲
By business
Wholesale Banking
46
-33
135
-83
Retail Banking Benelux

-122
132
-114
105
Retail Challengers & Growth Markets
-93
75
-52
-14
Corporate Line Banking
-58
58
-52
52
Total
-226
232
-83
60
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
in EUR million 2021 2020
Ramped, unfloored Ramped, unfloored
parallel
▼
parallel
▲
parallel
▼
parallel
▲
By currency
Euro
-181
179
-146
120
US Dollar
-23
23
41
-36
Other
-23
30
23
-25
Total
-226
232
-83
60
EUR ramped is at +/- 100bps in 1 year
USD ramped is at +/- 120bps in 1 year
Per year-end 2021, the NII is projected to be higher when interest rate rise. In this scenario the one-year (re-)
investment returns are higher than the modelled increase in client deposits rates and modelled extra funding costs due to higher funding costs for mortgages.
The projected change in NII numbers in the tables above include projected changes in client deposits rates.
Without increasing client deposits rates the NII-at-Risk for the parallel ramped up scenario would be significantly

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 211
higher, meaning that the actual client deposits rate tracking of market interest rates in such scenario is a key driver in the NII development of the bank.
The change in NII under a declining or upward interest rate scenario are not equal. This is primarily caused by
different expected reactions in prepayment behaviour of mortgages and different pricing developments of commercial loans and deposits products (mainly savings). This is caused by embedded options, explicit or implicit
pricing floors and other (assumed) pricing factors.
Year-on-year

variance analysis (*)
In 2021, interest rates remained at very low levels and for short tenors at even negative levels. Interest rates in the longer tenors increased towards the end of year. The change in NII sensitivity is driven by balance sheet developments, specifically in relation to mortgages and savings. The production of mortgages in the longer tenors in the Eurozone was significant. The increase in funds entrusted volume, the impact of explicit and implicit floors on savings rates in the Eurozone and savings model updates also had an impact on NII sensitivity. Models are reviewed and recalibrated annually to reflect actual client behavior accurately. The pre-existing hedges as
executed by Group Treasury were also adjusted during the year.

As Group Treasury is included in the Wholesale
Banking risk numbers, this adjustment changed the Wholesale Banking

NII-at-Risk. The total NII-at-Risk remains
relatively limited in comparison with ING’s total interest income.
Net Present Value (NPV) at

Risk (*)
NPV-at-Risk measures the impact of changing interest rates on the value of the positions in the Banking Book.
This does not include the positive earnings in our

commercial books. The NPV-at-Risk is defined as the outcome
of an instantaneous increase or decrease in interest rates from applying currency-specific scenarios. The NPV-at-
Risk asymmetry between the downward and upward shock is mainly caused by convexity risk in the mortgage and savings portfolio.
The full value impact cannot be directly linked to the financial position or profit or loss account, as fair value
movements in banking books are not necessarily reported through the profit or loss account or through other
comprehensive income (OCI). The changes in value are expected to materialize over time in the profit and loss account if interest rates develop according to forward rates throughout the remaining maturity of the portfolio.
NPV-at-Risk banking books

per business (*)
in EUR million 2021 2020
unfloored unfloored
parallel ▼ parallel ▲ parallel ▼ parallel ▲
By business
Wholesale Banking
-1,477
1,444
-68
171
Retail Banking Benelux

-953
-202
-1,425
541
Retail Challengers & Growth Markets
832
-1,111
-506
-17
Corporate Line Banking
1,820
-1,712
1,946
-1,820
Total
223
-1,580
-54
-1,125
The prior period has been updated to improve consistency and comparability.
EUR +/- 100bp shock scenario

USD +/- 120bp shock scenario

Year-on-year

variance analysis

(*)
The change in NPV-at-Risk in segments Retail Benelux and Retail Challengers & Growth Markets was more or less off-set by an opposite NII-at-Risk change for Wholesale Banking. The NPV change for the Retail Business line was driven by increased production in fixed rate mortgages and the development of the savings and current account volumes combined with savings model updates. The resulting impact on retail sensitivity was hedged by Group
Treasury in line with the internal ALM practices. The Group Treasury exposure is reported under business line
Wholesale Banking. An important part of the overall NII sensitivity can be attributed to the Corporate Line, in
which core capital is invested strategically.
IBOR transition (*)
Interbank offered rates have been widely used as benchmarks to set interest rates across a broad range of financial products and contracts. In line with the recommendations from the Financial

Stability Board, a
fundamental review of these important interest rates benchmarks has been undertaken. While some interest benchmarks have been reformed, such as EURIBOR, others such as EONIA and LIBOR have or will be replaced by
risk-free rates (RFR) and discontinued.

The reform of EURIBOR was completed in 2019 and allows for the continued use in both existing and new contracts. In 2021, the Working Group on Euro Risk-Free Rates completed its work on developing recommended fallbacks for EURIBOR contracts based on €STR. These recommendations will be used to improve fallback language in EURIBOR contracts.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 212
EONIA ceased to be published on 3 January 2022,

and is succeeded by €STR. EONIA and €STR are both overnight
rates and the spread between them was established and fixed in 2019. ING transitioned nearly all EONIA dependent products in the course of 2021, with only a limited number utilising the statutory fallback mechanism
put in place by the EU.

GBP,

CHF,

JPY,

and EUR LIBOR rates ceased on 31 December 2021, whereas

the most used USD LIBOR tenors will
continue to be published until the end of June 2023 to support legacy products.

The USD LIBOR extension was
seen as a welcome step given the range and volume of USD LIBOR contracts and has bought time for the market
to develop and assess the alternatives to USD LIBOR. The use of

USD LIBOR for new contracts is (subject to very
limited exceptions) no longer permitted.

During 2021, ING focused on the transition of EONIA and non-USD LIBOR contracts and conducting new business
using the recommended alternatives. This was supported by our investment in and ability to offer a wide range of products to our clients using alternative rates. In 2022, we will shift our focus to USD LIBOR, and expect to be
able to leverage the experience gained transitioning the other LIBOR rates.

To enable these changes, the financial sector has issued several guidance papers and other initiatives to help phase in key components of this transition. For example ISDA issued an IBOR fallback supplement to help ensure clear and agreed fallback rates apply on the discontinuation of key IBORs. For loans, various recommendations have been made to help drive the inclusion of consistent robust fallback provisions.

Public authorities have also recognised that certain contracts do not contain provisions for any alternatives, contain inappropriate alternatives, or cannot be renegotiated or amended prior to the expected cessation dates of the relevant benchmark rates (‘tough legacy’ contracts). In response, the European Commission has implemented legislation that gives the Commission the power to replace critical benchmarks if their termination
would significantly disrupt or otherwise affect the functioning of the financial markets in the EU. In addition, the
UK government has granted additional powers to the Financial Conduct Authority (FCA) to enable the temporary
publication of a ‘’synthetic’’ LIBOR using a different methodology and inputs. The FCA has used these powers to ensure 1-, 3- and 6-months GBP and JPY LIBOR settings continue to be available using a “synthetic” methodology
for a limited time to support legacy contracts. The FCA has not yet decided whether it will require the LIBOR benchmark administrator to publish synthetic USD LIBOR rates after June 2023.
At the beginning of 2021, ING Group had significant exposures to IBORs that either were discontinued at the end
of 2021 or will cease in the future. Due to the discontinuation of these interest rate benchmarks, ING Group, its
customers, and the financial services industry more widely has faced (and is still facing until the IBOR transition is
completed) a number of risks. These risks include legal risks, financial risks, operational risks, and conduct risk.
Legal risks are related to any required changes to documentation for new and existing transactions. Financial risks (predominantly limited to interest rate risk) as a consequence of changes in the valuation of financial instruments linked to such benchmarks and declining liquidity may impact a contract directly or the ability to
hedge the risks in that contract. Changes in valuation, interest calculation methodology or documentation may also result in complaints or litigation. Operational risks due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes to the new benchmark rates. Conduct risk also plays a particular role in each benchmark transition. For example, the renegotiation of loan contracts requires active engagement from both parties or multiple parties in the case of syndicated loans, which is one of the key
challenges and may lead to negotiations and the required contractual updates occurring later than planned and concentrated in a period close to actual cessation, which has been the case for GBP LIBOR. ING will continue to
reach out to impacted clients in order to best support the relevant timelines and regulatory guidelines.
The ING IBOR programme has a robust governance in place, with progress being tracked by business line steering committees reporting into a central IBOR steering committee. The programme assesses and coordinates the actions necessary to manage the required changes to internal processes and systems, including pricing,

risk
management, legal documentation, hedge arrangements, as well as the impact on our customers. ING continues to monitor market developments, with a focus on USD market, to anticipate the impact on the program, our customers and any related risks.
During 2021, ING transitioned significant part of its non-derivative financial instruments linked to benchmarks
ceasing in 2021 to their designated replacement rates. The total of non-derivative financial assets linked to non-
USD LIBOR are reduced from EUR
8,004

million to EUR
765

million (
32

contracts remaining) and the non-
derivative financial liabilities linked to non-USD LIBOR reduced from EUR
1,078

million to EUR
23

million (
34
contracts remaining). The major part of the remaining non-derivative financial instruments (
98
%) is linked to USD
LIBOR that will cease at the end of June 2023. In addition,

ING reduced its committed undrawn credit facilities
linked to non-USD LIBOR from EUR
6,735

million to EUR
534

million (includes
15

contracts that are fully undrawn)
during 2021. The remaining non-derivative financial instruments linked to non-USD LIBORs will either transition
before the next interest rate reset date with only a limited number making use of synthetic LIBORs. Therefore the remaining exposure to non-USD LIBORs

is expected to reduce further during the first quarter of 2022.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 213
The tables below summarize ING’s approximate exposures by significant benchmark rate,

excluding contracts
that will expire before transition is required. For all benchmarks except USD LIBOR the transition deadline has been taken as 31 December 2021. For USD LIBOR the transition date is 30 June 2023 as USD LIBOR will be
available to support existing contracts until that date. The 31 December 2021 table excludes exposures whose contractual terms were amended during 2021, including those where transition will occur in 2022 and prior to
the next interest rate reset date,

as well as contracts that mature in early 2022 to which no amendment is required.

Non derivative Financial instruments

to transition to alternative benchmarks

(*)
in EUR million at 31 December 2021
Financial Assets non-
derivative
Financial Liabilities

non-
derivative
Off balance sheet
commitments
Carrying value Carrying value Nominal value
By benchmark rate
GBP LIBOR
764
350
USD LIBOR
41,805
1,542
16,435
CHF LIBOR
1
JPY LIBOR
EUR LIBOR
EONIA
23
184
Total
42,570
1,565
16,969
Non derivative Financial instruments

to transition to alternative benchmarks

(*)
in EUR million at 31 December 2020
Financial Assets non-
derivative
Financial Liabilities

non-
derivative
Off balance sheet
commitments
Carrying value Carrying value Nominal value
By benchmark rate
GBP LIBOR
6,912
259
3,732
USD LIBOR
31,057
4,096
9,376
CHF LIBOR
345
42
321
JPY LIBOR
225
41
79
EUR LIBOR
422
8
2,564
EONIA
100
728
39
Total
39,061
5,173
16,111
Comparatives for non-derivative financial assets and liabilities have been updated to improve consistency and comparability with the current period disclosure.

ING has also completed the transition of a significant part of its derivative financial instruments linked to
benchmarks ceasing in 2021 to their designated replacement rates. In total, the derivative financial instruments linked to non-USD LIBOR were reduced from EUR
153,391

million to EUR
822

million (
19

contracts). The majority
of derivatives linked to non-USD LIBOR rates were transacted with clearing houses and transitioned through a standardized exercise to the designated replacement rates in December 2021. For non-centrally cleared derivatives the main transition occurred using the ISDA IBOR fallback arrangements. The remaining derivative financial instruments linked to non-USD LIBOR will either be transitioned before the next interest rate reset date or will make use of synthetic LIBORs. Therefore a rapid drop of the remaining exposures to non-USD LIBORs is expected at the beginning of the first quarter of 2022.
Derivative Financial instruments

to transition to alternative

benchmarks (*)
31 December 2021 31 December 2020
in EUR million
Nominal value Nominal value
By benchmark rate
1
GBP LIBOR
822
27,031
USD LIBOR
441,094
357,805
CHF LIBOR
9,710
JPY LIBOR
87,057
EONIA
29,593
Total
441,916
511,196
1 For cross currency swaps all legs of the swap are included that are linked to a main IBOR that is significant to ING Group

.
Comparatives have been updated to improve consistency and comparability with the current period disclosure.
ING Group also has exposure to interest rate benchmark reform in respect of its cash collateral balances across some of its Credit Support Annex agreements. This exposure is not included within the table above. However,
during 2021 ING transitioned those portions of Credit Support

Annex agreements linked to benchmarks ceasing
in 2021 to their designated replacement rates.
Given that IBOR reform may have various accounting implications, the International Accounting Standards Board
(IASB) has undertaken a two-phase project:

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 214
● Phase 1 addresses those issues that affect financial reporting before the replacement of an existing benchmark. Phase 1 amendments to IFRS were issued by the IASB in

2019 and were early adopted by ING
Group in the same year. This allows ING to apply a set of temporary exceptions to continue hedge accounting even when there is uncertainty about contractual cash flows arising from the reform. Under these temporary exceptions, interbank offered rates are assumed to continue unaltered for the purposes of hedge accounting until such time as the uncertainty is resolved.
● Phase 2 focuses on issues that may affect financial reporting when the existing benchmark rate is reformed or replaced. Phase 2 amendments to IFRS were issued by the IASB in

2020 and became effective in 2021.
Phase 2 amendments to IFRS relate mainly to accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities due to the IBOR reform and impact on hedge accounting when an existing benchmark rate is reformed or replaced with an alternative risk-free rate. Refer to section 1.4.1 of Note 1 ‘Basis of preparation and significant accounting policies’ of the financial
statements.
As explained above, Phase 1 and Phase 2 IBOR amendments

to IFRS, amongst other changes, provide specific
hedge accounting reliefs that allow hedge accounting relationships to continue when IBOR Reform is ongoing.
Phase 1 reliefs cease to apply when uncertainty arising from IBOR Reform is no longer present with respect to the timing and amount of the IBOR-based cash flows of the

relevant instruments. It is ING Group’s policy to cease to
apply Phase 1 reliefs when the applicable contract (either hedging instrument or hedged item) is actually modified. During 2021, ING transitioned significant part of

its financial instruments (designated in hedge
accounting relationships) linked to benchmarks ceasing in 2021. As a result, for these hedge accounting relationships the applicable Phase 1 reliefs ceased to apply and Phase 2 became applicable. For USD LIBOR, and
although the administrator of LIBOR confirmed on 5 March 2021 its plans for the cessation of USD LIBOR rates at
the end of June 2023, there is still uncertainty with respect to the timing of the transition as well as the transition
strategy for individual hedged items and/or hedging instruments linked to USD LIBOR. Therefore, for USD LIBOR financial instruments designated in hedge accounting the applicable Phase

1 reliefs will continue to apply until
the relevant contract is modified. At that point in time, Phase 2 reliefs will become applicable.
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

Governance – FX translation result (*)

ING’s strategy is to protect the CET1 ratio against

adverse impact from FX rate fluctuations, whilst limiting the volatility in the profit and loss account due to this CET1 hedging.

Therefore, hedge accounting is applied to the
largest extent possible. Taking this into account, the CET1 ratio hedge can be achieved by deliberately taking foreign currency positions equal to certain target positions, such that the CET1 capital and risk-weighted assets are equally sensitive in relative terms to changing FX rates. For a selection of emerging market currencies ING decided not to enter into foreign currency hedges as allowed under the policy.

Risk profile – FX translation result (*)

The following table presents the currency exposures in the banking books for the most important currencies for the FX translation result. Positive figures indicate long positions in the respective currency. As a result of the strategy to hedge the CET1 ratio an open structural FX exposure exists.

In order to measure the sensitivity of the CET1 ratio against FX rate fluctuations, an Historical Value at Risk approach is used. It measures the drop in the CET1 ratio based on historical FX rates. The impact is taken into account under the Solvency RAS.
EBA Structural FX Guidelines
The EBA guidelines on structural FX positions become effective in 2022. These guidelines aim to harmonize the
implementation and treatment of structural FX positions, which may be excluded from the calculation of net open currency positions under CRR article 352(2) subject

to permission by the competent authorities. The
implementation of these guidelines is expected to have limited impact on the existing management of structural
FX positions of ING Group and its CET1 Ratio.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 215
Foreign currency exposures

banking books (*)
in EUR million Foreign Investments Hedges Net exposures
2021 2020 2021 2020 2021 2020
US Dollar 1
8,218
7,126
-99
-10
8,119
7,117
Pound Sterling
1,593
1,285
1,592
1,285
Polish Zloty
2,761
2,631
-142
-369
2,620
2,262
Australian Dollar
3,774
3,544
-2,511
-2,269
1,263
1,275
Turkish Lira
729
1,078
729
1,078
Chinese Yuan
1,976
1,912
-107
1,869
1,912
Russian Rouble
256
344
-174
-126
82
218
Other currency
5,860
5,992
-3,453
-3,456
2,407
2,536
Total
25,167
23,913
-6,486
-6,231
18,681
17,683
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
1,587

million (2020: EUR
1,475

million) and equity securities held at fair value through
other comprehensive income (FVOCI) of EUR
2,457

million (2020: EUR
1,862

million). The value of equity
securities held at FVOCI is directly linked to equity security prices with increases/decreases being recognised in
the revaluation reserve. Investments in associates and joint ventures are measured in accordance with the equity method of accounting and the balance sheet value is therefore not directly linked to equity security prices.
Year-on-year

variance analysis (*)
In 2021, the revaluation reserve equity securities increased by EUR
101

million from EUR
1,181

million to EUR
1,282

million. In 2021, the equity securities at fair value through OCI increased by EUR
595

million mainly due to
new investments in HQLA eligible equity instruments.

Revaluation reserve equity securities

at fair value through other comprehensive

income (*)
in EUR million 2021 2020
Positive re-measurement
1,291
1,201
Negative re-measurement
-9
-20
Total
1,282
1,181
Market risk in trading books (*)
Within the trading portfolios, the positions are maintained in the financial markets. These positions are often a
result of transactions with clients and may benefit from short-term price movements. In 2021, ING continued its strategy of undertaking trading activities to develop its client-driven franchise and deliver a differentiating experience by offering multiple market and trading products.
Governance

(*)
The Financial Markets Risk Committee (FMRC) is the market risk committee that, within the risk appetite set by the ALCO Bank, sets market risk limits both on an aggregated level and on a desk level, and approves new products. FI-FM Risk advises both FMRC and ALCO Bank on

the market risk appetite of trading activities.
With respect to the trading portfolios, FI-FM Risk focuses on the management of market risks of Wholesale
Banking (mainly Financial Markets) as this is the only business line within ING where trading activities take place.
Trading activities include facilitation of client business and market making. FI-FM Risk is responsible for the development and implementation of trading risk policies and risk measurement methodologies,

and for reporting
and monitoring risk exposures against approved trading limits. FI-FM Risk also reviews trading mandates and global limits, and performs the gatekeeper role in the product review process. The management of market risk in trading portfolios is performed at various organisational levels. The FI-FM Risk Management Framework defines policies and procedures for the overall management of trading books. Trading activity is systematically reviewed and positions against the mandates are assessed jointly by the first and second lines of defence.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 216
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
On an overall level in 2021, there were five outliers for hypothetical P&L and 0 outliers for actual P&L. The outliers occurred by the market movements for that, ING Group is in the Yellow zone and as a result the regulatory capital multiplier has changed from 3.75 to 4.15. In general, ING reports backtesting results on a quarterly basis to the ECB.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 217
obtained from Standard & Poor’s (S&P). The financial impact is then determined for the simulated migration to default, or for the simulated migration to a different rating category,

based on LGD or credit spread changes,
respectively.

The liquidity horizon has been set to the regulatory minimum of three months for all positions in scope. ING
reviews the liquidity horizons on a yearly basis based on a structured assessment of the time it takes to liquidate
the positions in the trading portfolio.

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
Trading Book, with various frequencies: sensitivity analyses (single-risk factor and multi-risk factor), ad-hoc stress tests (e.g. Covid-19 scenarios) and structured stressed scenario tests under the event risk framework - to monitor market risks under extreme market conditions. Event risk is calculated because HVaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, i.e. beyond the confidence level. Event risk evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making aimed at maintaining a financially healthy going-concern institution after a severe
event occurs. Event risk is based on historical as well as hypothetical extreme scenarios. The result is an estimate of the profit and loss caused by a potential event and its worldwide impact for ING. As with HVaR, the risk
appetite for event risk is limited to ALCO Bank.

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
Other trading controls
HVaR and event risk limits are the most important limits to control the trading portfolios. Additionally, limits have been set on SVaR and IRC. Furthermore, ING uses a variety of other controls to supplement these limits. Position and sensitivity limits are used to prevent large concentrations in specific issuers, sectors, or countries. Moreover, other risk limits are set with respect to the activities in complex derivatives trading. The market risk of these products is controlled by product-specific limits and constraints.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 218
Risk profile
The following chart shows the development of the overnight HVaR under a 99% confidence level and a one-day horizon versus actual and hypothetical daily trading profits and losses. In calculation of the hypothetical daily profit and loss, the trading position is kept constant and only the market movement is taken into account. The overnight HVaR is presented for the ING trading portfolio from 2016 to 2021.
1

CVA risk is not included in VaR.
The risk figures in the backtesting graph above and in the table below relate to all trading books for which the internal model approach is applied, i.e. all trading books, including

Credit Exposure Management books.

1d VaR for Internal

Model Approach trading portfolios
in EUR million Minimum Maximum Average Year end
2021 2020 2021 2020 2021 2020 2021 2020
Interest rate 1 4 12 20 42 8 26 5 15
Equity and commodity 1 1 4 14 2 3 2 3
Foreign exchange

1 3 7 1 3 1 2
Credit spread

2 4 11 32 4 15 2 7
Diversification

2
-5 -17 -4 -4
Total VaR 2 4 12 26 52 10 29 6 22
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
3

CVA risk is not included in VaR.

Average 1D/10D HVaR, 10D SVaR

over 2021 has decreased compared to 2020, due to the increase in market volatility, while IRC remained in line with 2020. The average for all the risk classes has decreased compared to
2020, mainly driven by market movements. The VaR at the period end of 2021 decreased from EUR 22 million to
EUR 6 million at period end of 2021, due to the market recovery from the COVID crisis.

ING doesn’t calculate Comprehensive Risk capital charge and therefore it appears N/A in the table below.
EU MR4: Consolidated trading HVaR 1

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 219
EU MR3: Internal Model Approach values

for trading portfolios
in EUR million 2021 2020
VaR (10 day 99%)
1 Maximum value 78 161
2 Average value 27 83
3 Minimum value 12 31
4 Period end 18 60
Stressed VaR (10 day 99%)
5 Maximum value 105 304
6 Average value 80 116
7 Minimum value 64 72
8 Period end 74 83
Incremental Risk Charge (99.9%)
9 Maximum value 195 134
10 Average value 71 74
11 Minimum value 37 38
12 Period end 65 89
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
Standardised approach

EU MR1: Market risk under Standardised

Approach
in EUR million 2021 2020
RWA RWA
Outright products
1 Interest rate risk (general and specific) 6 2
2 Equity risk (general and specific)
3 Foreign exchange risk
4 Commodity risk
Options
5 Simplified approach
6 Delta-plus method
7 Scenario approach
8 Securitization (specific risk)
9

Total
6 2
The MRWA under standardised approach slightly increased in 2021 as compared to end of 2020. The FX exposure continued to be lower than the 2% own funds threshold. According to Art. 351 CRR,

in such a case, the
calculation of Market Risk regulatory capital is not required. As of the third quarter of 2021, collective investment undertakings are capitalised in market risk under standardised approach under interest rate risk and foreign exchange risk.
Internal model approach
Market risk regulatory capital increased slightly during 2021 compared to 2020. The increase is driven by an increase in HVaR and SVaR due to increased market volatility as a result of the Covid-19 pandemic, while IRC slightly decreased.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 220
EU MR2-A: Market risk under Internal

Model Approach
in EUR million 2021 2020
RWA
Capital
requirements
RWA
Capital
requirements
1 VaR

(higher of values a and b)
1,179 94 3,214 257
(a)
Previous day’s VaR

(VaRt-1)

21 60
(b)
Multiplication factor (mc)

x average of previous 60 working days (VaRavg)
94 257
2 SVaR (higher of values a and b) 6,336 507 4,419 354
(a)
Latest available SVaR

(SVaRt-1))
112 83
(b)
Multiplication factor (ms)

x average of previous 60 working days
(sVaRavg)
507 354
3 IRC

(higher of values a and b)
1,314 105 1,113 89
(a) Most recent IRC measure 94 89
(b) 12 weeks average IRC measure 105 77
4 Comprehensive risk measure (higher of values a, b and c)
(a) Most recent risk measure of comprehensive risk measure
(b) 12 weeks average of comprehensive risk measure
(c) Comprehensive risk measure - Floor
5
Other

200 16 180 14
6 Total 9,029 722 8,925 714
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
in EUR million 2021 2020
Foreign exchange Foreign exchange
US Dollar
-160
US Dollar

203
Taiwan Dollar
42
Chinese Yuan Renminbi
-63
Romanian Leu
32
Japanese Yen
-44
Japanese Yen
27
Great-Britain Pound
-37
South Korean Won
-24
Romanian Leu
-16
Most important interest

rate and credit spread

sensitivities at year-end (*)
in EUR thousand 2021 2020
Interest Rate (BPV)

1
Interest Rate (BPV)

1
Euro
-501
Euro
-787
US Dollar
185
US Dollar
-319
British Pound
-75
Great-Britain Pound
-120
Taiwan Dollar
73
Russian Ruble
-86
Japanese Yen
-57
Australian Dollar
-64
Credit Spread (CSO1)

2
Credit Spread (CSO1)

2
Netherlands
535
Germany
134
Germany
408
Republic of Korea
-129
United States
171
United States
118
France
112
Belgium
115
China
110
Netherlands
50
1

Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates. The figures include
commodity risk in banking books.
2

Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads. Exposures to supranational institutions are not assigned to a specific country.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Market risk
ING Group Annual Report 2021 on Form 20-F 221
Credit spread sensitivities per risk class and sector

at year-end (*)
2021 2020
in EUR thousand Corporate
Financial
Institutions
Corporate
Financial
Institutions
Credit Spread (CSO1)

1
Risk classes
1 (AAA)
-5
4
-4
2–4 (AA)
-7
18
2
-120
5–7 (A)
141
578
80
-14
8–10 (BBB)
204
12
301
-14
11–13 (BB)
40
-1
55
14–16 (B)
52
-6
18
-6
17–22 (CCC and NPL)
-6
-12
2
Not rated
1
Total
424
584
462
-158
1 Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Funding & liquidity risk
ING Group Annual Report 2021 on Form 20-F 222
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Funding & liquidity risk
ING Group Annual Report 2021 on Form 20-F 223
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
management.
For the third line of defence Corporate Audit Services is responsible for independently assessing the design,
effectiveness and implementation of the funding and liquidity framework.
Funding and liquidity management strategy and objectives (*)
The main objective of ING’s funding and liquidity risk management is to maintain sufficient liquidity to fund the
commercial activities of ING both under normal and stressed market circumstances across various territories, currencies and tenors. This requires a diversified funding structure considering relevant opportunities and constraints.

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
Funding mix
1
(*)
2021 2020
Funding type
Customer deposits (retail) 51% 52%
Customer deposits (corporate) 21% 20%
Interbank 9% 9%
Lending/repurchase agreements 5% 6%
CD/CP 3% 2%
Long-term senior debt 8% 9%
Subordinated debt 2% 2%
Total 100% 100%
1

Liabilities excluding trading securities and IFRS equity
ING’s long-term professional funding is well diversified across maturities and currencies. The main part of it is
EUR and USD denominated which is in line with the

currency composition of customer lending. Differently than
last year, the amounts in the tables below exclude Tier 1 instruments. To enable comparability with last year,
these instruments have also been excluded from the table below with the situation per end of 2020.

(*)

Funding and liquidity adequacy

Stress

The bank counter-balancing capacity should be sufficient in adverse and stressed market circumstances

The "time to survive' in a F&L stress situation must be sufficient

Sustainable

Funding of longer-term assets and investments must be done by stable and longer-term liabilities

Funding of short Term assets may not lead to too much dependency on-short term professional markets

Diversification must be in place of funding profile, across funds providers, instrument types, geographic markets, tenors and currencies

Geographic dependenties with respect to intra-group funding are to be limited

The Bank should be able to meet payment and settlement obligations on a timely basis

Regulatory

We comply with home and host regulatory funding and liquidity requirements

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Funding & liquidity risk
ING Group Annual Report 2021 on Form 20-F 224
ING Group long-term debt maturity profile

by currency at year-end 2021 (*)
in EUR billion (nominal amounts) 2022 2023 2024 2025 2026 2027
Beyond
2027
Total
Currency
EUR
7
5
1
5
3
2
29
52
USD
4
3
1
2
3
5
18
Other
1
1
2
3
8
Total
11
9
3
6
7
5
38
78
ING Group long-term debt maturity profile

by currency at year-end 2020 (*)

in EUR billion (nominal amounts) 2021 2022 2023 2024 2025 2026
Beyond
2026
Total
Currency
EUR
8
7
5
1
4
5
23
53
USD
2
3
2
1
2
5
16
Other
2
1
1
1
1
1
8
Total
13
12
9
3
4
8
29
77
Amounts adjusted to exclude Tier 1 instruments.
Funding and liquidity adequacy and risk appetite (*)
ING distinguishes between several key drivers of future liquidity and funding needs:
◾ Refinancing needs resulting from maturing debt and asset growth;
◾ Current and future regulatory requirements;
◾ Risk appetite statements set by ING’s funding and liquidity risk function;
◾
The outcomes of various stress tests;

◾
Ability to distribute and transfer

liquidity across the Group.
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

ING assesses its F&L adequacy through three lenses – stress, sustainable and regulatory:
◾ ING evaluates its ability to withstand a period of prolonged F&L stress (idiosyncratic, market-wide and combined – idiosyncratic plus market-wide) which is characterised by customer deposit outflows, deterioration of funding markets access and lower liquidity value of the counterbalancing capacity;

◾ ING assesses the extent to which its customers, professional counterparties and investors are comfortable with extending funding in tenors, currencies and instruments necessary to sustainably fund ING under a
going-concern situation;
◾ ING manages its position to meet current and future regulatory requirements.
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Funding & liquidity risk
ING Group Annual Report 2021 on Form 20-F 225
The risk appetite with respect to the stress lens is set to ensure there is sufficient counterbalancing capacity under various internally defined stress scenarios. Regarding the sustainability perspective, an internally defined stable funding to loans (SFtL) ratio (supplemented by other metrics) is used to ensure a diversified funding base
and to prevent overreliance on professional funding. Finally, the liquidity coverage ratio (LCR) and the NSFR regulatory metrics are monitored in terms of both ING’s risk appetite and regulatory requirements.

The LCR compares the volume of available high-quality liquid assets (HQLA)

to net outflows (outflows minus
inflows) over a 30-day stress scenario defined by the regulator. ING’s liquidity buffer forms a part of the
counterbalancing capacity which serves as a liquidity cushion under normal and stressed conditions.

The liquidity buffer consists mainly of high grade Level 1 assets, such as government and central bank assets.
Only assets that are freely available (not pledged under existing contracts) for liquidity purposes are included in the buffer.

The size and composition of the liquidity buffer are driven by ING’s internal risk appetite limits as well as by regulatory requirements.

The macroeconomic and market environment are also important considerations in ING’s funding and liquidity framework.

The macroeconomic environment comprises various exogenous factors over which ING has no control, but which may have a material impact on ING’s F&L position. The main macroeconomic factors analysed on a regular basis include:

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
Liquidity stress testing (*)
Funding and liquidity stress testing forms part of the overall F&L framework. It allows ING to examine the effects of severe but plausible future events on ING’s liquidity position and provides insight into which entities, business lines or portfolios are vulnerable to which types of risk or scenarios.
The stress testing framework encompasses the funding and liquidity risks of the consolidated balance sheet of
ING Group including all entities, business lines as well as

on- and off-balance sheet positions. The net liquidity
position is the main stress testing measure, capturing the liquidity position after stressed net outflows, and is
measured at different time buckets. The net liquidity position is impacted differently under specific F&L stress scenarios and parameterisation.

The stress testing framework considers idiosyncratic, market-wide and combined (idiosyncratic and market-wide)
stress scenarios. Moreover, it differentiates

between stress events that develop in a gradual and in a fast manner, allowing ING to assess the net liquidity position at different time horizons. The design of the framework is based on empirical evidence supplemented by expert judgment.

The framework can be extended to additional
ad hoc scenarios. For example, it can be used as input for firm-wide stress testing and reverse stress testing.

The outcomes of the stress testing are taken into account in all the key aspects of ING’s F&L risk framework and
F&L risk management:

◾ Risk Appetite Framework (through risk appetite statements);
◾ Risk identification and assessment;
◾ Monitoring of the liquidity and funding position;
◾ Business actions (if needed);
◾
Contingency funding plan; and

◾
Early warning indicators.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Funding & liquidity risk
ING Group Annual Report 2021 on Form 20-F 226
The funding and liquidity stress testing framework is also subject to regular internal validation by model validation.
In line with supervisory expectations, ING’s liquidity position is stress tested at least monthly using scenarios that are part of the F&L risk appetite statement. In addition, the results of all internal stress scenarios are monitored and assessed on a regular basis. They also serve as

input in the decision on additional

contingency measures.
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
Additional information
Financial Statements
>

Environmental, social and governance risk
ING Group Annual Report 2021 on Form 20-F 227
Environmental, social and governance risk
Introduction
Environmental, social and governance risk is the risk that environmental and social issues stemming from the bank’s clients result in reputational damages and/or financial losses for ING. Climate risk is the risk that a financial loss will be incurred due to climate change, either through physical risk (e.g. flooding) or transition risk
(e.g. solar energy instead of gas).
Environmental and Social Risk
Governance
ESR is a risk function part of the second line of

defence of ING. The ESR Team is responsible for developing policy and procedures. The department takes the lead in communicating them internally and in training internal stakeholders. The ESR Team

also performs an advisory role to support the deal principals,

senior credit officers
and approval authorities on individual transactions. The degree of the ESR

Team engagement in transactions is
dependent upon (i) the risk profile of the project and (ii)

ING’s exposure. In some locations an ESR delegated
advisor may be appointed if mutually agreed by the head of ESR and regional head. Such a role would support
the Senior Credit Officer (SCO)

who would be responsible for ESR issues in the region.

Committees involved in managing environmental and social risks include the Global Credit & Trading Risk
Committee (GCTP ) and the Global Credit Committee GCC(TA ). The GCTP approves the policies, methodologies, and procedures related to ESR. The GCC(TA) approves transactions that entail taking higher environmental and social risk.
The ESR function encompasses the following activities:
● Create and maintain policies for sensitive industry sectors.
● Assess transactions for environmental and social risk.
● Monitor high-risk clients to ensure compliance with sustainability criteria.
● Spread ESR awareness throughout ING.
● Participate in European and global advisory groups (i.e. OECD advisory group, steering committee to the
Equator Principles, Thun Group of Banks) to help bring all banks to the same high standard.
External developments and ING’s

actions
After the UN Paris Agreement and the United Nations Sustainable Development Goals (UN SDGs)

were signed by
world leaders in 2015, the European Commission published

the European Green Deal in December 2019 with

the
overarching aim of making Europe climate-neutral by 2050 and emitting net zero greenhouse gases from then
on. Among other objectives, the Green Deal targets mobilisation of the business community in the transition to a
circular economy, as well as achieving clean energy and a toxic-free environment. The European Climate Law, provisionally agreed between the European Parliament and the Council in April

2021, is a core element of the
European Green Deal. This outlines a framework for the gradual, irreversible reduction of greenhouse gas emissions and legally establishes the goal of a climate-neutral Europe by 2050.
The introduction of the United Nations Guiding Principles and the Organisation for Economic Cooperation and
Development (OECD) Guidelines for Multinational Enterprises mark a clear shift towards a more regulated
environment with impact management required on social risks. Legislation aimed at preventing human rights
violations along the supply chain is being introduced in several countries, including a proposal at EU level for
mandatory human rights due diligence.
Other key developments in the regulatory landscape include the EU Taxonomy Regulation that requires compliance to minimum social and governance safeguards and the EBA consultation on ESG risks, which aims to
incorporate ESG risks into the governance, risk management and supervision of credit institutions and investment firms. The effects of the recent pandemic also bring a renewed focus on the importance of health and safety measures on the ground for the projects we finance as well as for the workforce of our clients.
ING joined the Net-Zero Banking Alliance in August 2021 in support of achieving a world with net-zero green-
house gas emissions by 2050. The Alliance was launched

by 43 Founding Members on 21 April 2021 and has since
grown to represent over a third of global banking assets. The initiative is part of the UN Race to Zero and is the
banking element of the Glasgow Financial Alliance

for Net-Zero. In addition, ING published its first integrated
Climate Report in September 2021, which combined our progress report on Terra and climate risk report into one comprehensive report. Our integrated approach to climate action is about steering our portfolio to achieve net zero by 2050, providing green financing and advice to clients, managing climate risk and reaching net zero in our
own operations by 2050 rather than 2070.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Environmental, social and governance risk
ING Group Annual Report 2021 on Form 20-F 228
Meanwhile, the Dutch Banking Sector Agreement on Human Rights (DBA)

was successfully completed in 2019.
ING updated its human rights policy to reflect its commitment to the United Nations

Guiding Principles, and
improved transparency through regular human rights reporting. We continue to work within the framework of this agreement. We are currently in the process of testing and implementing a tool that will help assess portfolio and client exposure to salient human rights issues,

enabling identification of issues and client engagement.

See
also

‘How we make a difference’
.
The ESR Framework
ING’s ESR policy framework helps us make transparent choices about how,

where and with whom we do
business. In 2021, we updated the ESR Framework as part of the three-year mandatory comprehensive review cycle. The new release takes account of the recent ESR requirements of the EBA Loan Origination and Monitoring guidelines, improved controls and comments received from internal and external stakeholders. The update further aims to improve understanding of existing process and evaluation requirements, with special attention to supply chain due diligence. Where appropriate, internationally acknowledged certification standards and guiding
principles have been added to or adjusted per the individual sector policies.
In 2021, we continued the implementation of the new ESR self-declaration approach for business banking.

The
concept was incorporated in the updated ESR Framework. There is an alternative ESR client assessment implementation for business banking clients where lending and pre-settlement limits exceed €1 million and where the client is active in any of the pre-identified sectors (e.g. employment agencies).

Such clients will be
required to confirm their compliance with specific statements related to safeguarding labour rights and/or environmental regulations that are specific for that sector.

The initiative has already been rolled out in half of the
countries where we are active with business banking clients globally while other affected ING locations are
expected to implement this in the course of 2022.
Following any key ESR policy updates on restrictions, we engage with affected existing clients and provide them with the opportunity to reduce their exposure to the new restrictions; in case a reduction is not feasible, we
implement an exit strategy.
We will continue to update and refine our ESR policy to ensure it is reflective of ING’s risk appetite and sustainability direction.
ESR in practice in 2021
The ESR policy framework includes standards and best practice guidance for ESR-sensitive sectors. It includes explicit restrictions on activities not in line with ING’s values and harmful to people or the environment (for
example companies involved in clearance of primary forest), which we do not finance.
The way the ESR Framework is applied in practice differs per product type. The largest potential environmental and social impacts come from large corporates within our Wholesale Banking (WB)

segment. WB is therefore the
primary focus of our assessments and where we promote active ESR dialogue and knowledge sharing. We have
been working with wholesale clients for more than 15 years to support them in understanding and managing
their environmental and social impact. A simplified version of the ESR policy framework, following the same rationale and principles, applies to ING’s business banking clients. The ESR framework minimum requirements are also included in ING’s procurement policy and apply to the screening of suppliers of ING’s global procurement activities.
The ESR policy framework is incorporated in ING’s KYC policy framework, meaning the ESR client assessment is part of regular client on-boarding and review. The ESR policy framework also triggers a dedicated ESR transaction assessment to corporate clients, which will indicate if such transaction is categorised as ‘ESR high risk’, and thus require a separate in-depth advice from the ESR team.
While we have a strong ESR policy framework and made progress in enhancing the automation of the checks and controls in the ESR assessment processes, we acknowledge that we need to further improve our processes to ensure accuracy and completeness of the data.
Of all Wholesale Banking engagements in scope of the ESR policy framework in 2021, 82 percent were considered
ESR low-risk, 7 percent ESR medium-risk and 11 percent ESR high-risk. ESR high-risk cases require specialised advice from the global ESR team. The team

now consists of 10 dedicated ESR advisors, 9 of whom are in
Amsterdam and one in Geneva. The ESR advice assesses the specific product offered and environmental and social impacts associated with it, the sector, operating context and geography of the engagement and other relevant factors. Based on this in-depth research, a binding advice is given that can only be overruled at Global
Credit Committee level. Of the 379 ESR advices given in 2021, which are related to new requests, 60 percent
were positive, 24 percent positive subject to conditions and 16 percent negative.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Environmental, social and governance risk
ING Group Annual Report 2021 on Form 20-F 229
Conditions can play an important role in helping clients improve their environmental and social performance and ensuring their continued compliance with our ESR policy. The following chart shows the concentration of ESR conditions and engagement across policy sectors.
*Other includes advices reports covering the policy area animal welfare, chemicals and manufacturing.
The ESR team mainly focuses on policy development and transaction advisory. However the team also provides training (both in-person and via webinars) to hundreds of colleagues around the world every year in risk, front-
office, KYC and compliance teams, so that ESR knowledge is built on and spread.
Further evolving ESG within the bank
Our ESR approach helps us and our clients gradually enhance the implementation of key standards like the UN
Guiding Principles on Business and Human

Rights and the OECD Guidelines for Multinational Enterprises. But
beyond stimulating better environmental and social performance in our own portfolio, ING actively collaborates with other institutions, peers and regulators to address the environmental, social and human rights challenges we face:

◾ ING and the Equator Principles (EPs):

The EPs are an environmental and social risk management
framework adopted by 126 financial institutions worldwide. ING is active in several EP working groups covering social risks, climate change and scope. ING also co-leads the capacity building and training
workgroup, which is focussing on updating the EP E-learning tool with the changes included in EP4. The
update of the EP e-learning tool has been successfully completed in

2021.
◾ The Covid-19 pandemic

continued to impact our clients and their operations in 2021. Although international travel is slowly picking up again, visiting clients and their operations is still done remotely.
On a number of projects the engaged environmental and social consultants were able to conduct virtual site visits and with the use of drones and video footage successfully visit our clients’ construction areas.
We have seen a number of clients that were confronted with high rates of Covid-19 infections in their operations. In some cases operations were temporarily halted, but for most the measures, such as improvement on health and safety protocols, were sufficient to manage further spreading of the virus.
◾ Shift Business Learning Programme:

is a practitioners group organised and supported by Shift, the leading centre of expertise on the UN Guiding Principles

on Business and Human Rights. The programme
focuses on the corporate responsibility to respect human rights as set out in the UN Guiding

Principles.
Under the leadership of Shift a group of companies active in various business sectors including financial
institutions share challenges and practices through cross-industry workshops and benefit from tailored strategic support. ING participates in the programme. We are also a member of the Financial Institution
Practitioners’ Circle, a group for selected practitioners in the financial sector to discuss and share approaches to meeting their responsibility to respect human rights, led by Shift experts.
◾ Responsible Business Conduct Agreement:

following the Dutch Banking Sector Agreement a new
commitment on responsible business was formed among Dutch banks. Global Sustainability is leading
the initiative for ING and the ESR team is aligned for any policy implications or client interactions.
◾ Thun Group:

was initially established in 2011 to support the integration of the UN Guiding

Principles on
Business and Human Rights into banking activities. The

Group is now in the process of establishing itself
as a formal group promoting human rights and sharing best practices among its participant members.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Environmental, social and governance risk
ING Group Annual Report 2021 on Form 20-F 230
By taking part in the above-mentioned initiatives, we aim to contribute our viewpoint and those of our clients,
employees and other stakeholders to help form a consensus and develop clear guidelines that can serve as

a
standard

for our industry.
Climate risk management
Climate change is increasingly exposing society to a range of acute and chronic physical risks. At the same time, the transition to a net zero economy can also create exposure to transition risks, such as stranded assets.

Managing climate risks covers both physical risks and transition risks:

● Physical risks: These risks can be climate-related event-driven (acute) such as increased severity of extreme weather events (e.g. cyclones, droughts, floods and fires) or longer term (i.e. chronic) when they arises from progressive shifts, such as increasing temperatures, sea level rises, water stress, or biodiversity loss.
●
Transition risks: these can be climate-related or environmental risks from policy,

legal, technology and
market changes occurring in the shift to a lower-carbon economy. This could result in stranded assets and/or markets by the loss of value of assets that are no longer part of a more sustainable world
The potential impacts that physical and transition risks could have on households, businesses and the macro-
economy ultimately require us to view climate risk as a risk that has an impact on various financial risks.
ING endorses the recommendations of the Financial Stability Board’s (FSB) Task Force on Climate-Related
Financial Disclosures. (TCFD). To further strengthen our understanding and adoption of the TCFD recommendations, ING is part of the UNEP FI TCFD project. We continue to develop our approach to climate related and environmental disclosures as we build our approach to quantifying such risks.

Governance
ING’s Climate Change Committee (CCC) is established by the Management Board Banking and mandated to oversee and set priorities for the implementation of the TCFD recommendations and other strategic climate-
related topics that impact the group. The CCC is chaired by the ING Group CRO and co-chaired by board member responsible for Wholesale Banking. The CCC meets on a

bi-monthly basis and is supported by the Climate Expert
Group with experts from across the business who lead and advise on key climate initiatives. For details please refer to our approach to climate governance (Sustainability governance) published on our corporate website
ing.com . In 2021 the mandate of the CCC was expanded to include oversight of our approach to biodiversity. In
addition , please refer to the 2021 Climate Report (Managing climate and environmental risks) available on
ing.com.
With the strategic review of the risk organisation structure, that will start as of March 2022, an ESG department will be established to ensure that ESG regulation is assessed and implemented in accordance with the expectations of supervisors and society. The department is responsible for the development of the overarching
ESG risk framework, the setting of Risk Appetite Statements and reporting thereon as well as the coordination of internal and regulatory ESG risk stress testing and scenario analysis.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Environmental, social and governance risk
ING Group Annual Report 2021 on Form 20-F 231
As part of our integrated strategy and as per regulatory expectations (ECB Guide on climate-related and environmental risks), ING has established its climate risk road map as a formalised programme under ING’s global oversight of regulatory programmes. The programme aims at embedding climate-related and environmental risks across the organisation, from identification to business strategy and governance to risk appetite and from data management to internal reporting and external disclosures. Together with ING’s ESR framework and the Terra approach that was introduced to align our lending portfolio of the most carbon emission intensive sectors with
the decarbonization objectives, the climate risk programme contributes to increase the control over exposure to climate change.
The governance of the programme has recently been strengthened. Under the ING Group CRO’s sponsorship, the
Steering Committee has been extended with broader representation of Finance, both the first and second line of defence of the Risk domain and an observer role for the third line of defence.
The Steering Group is responsible for the following tasks:
◾ Set strategic direction and prioritise the programme deliverables
◾ Define KPIs for climate risk integration
◾ Oversight on execution
◾ Manage impediments raised by the workstreams
Workstreams are responsible for the implementation of the specific requirements with regard to strategy and governance, the risk management framework across all risk categories, scenario and stress testing and reporting and disclosures. Workstreams for the Wholesale Banking and Retail Banking are responsible for the implementation in the business lines.
The Workstreams are supported by a Core Team

that is responsible for overall management of the programme, alignment on content across the workstreams, report progress to the Steering Committee and communication with both internal and external stakeholders to further promote awareness and knowledge of the topic
Progress 2021
Under the governance of the climate risk programme the following progress was made in 2021:
Review of credit risk policies and procedures
Under ING’s governance for policy review,

the group-wide policies and procedures for Financial Risk, ESR,
Operational Risk, Compliance and Retail Risk have been assessed for guidance on climate-related and environmental risks. Focusing on credit risk, the global policies for sector strategy and risk appetite setting, the credit risk appetite framework, corporate credit assessment and regular review, collateral valuation and loan renewal, credit risk mitigation, the ESR framework, the investment policy, the methodology for the climate &
environmental risk heatmap and the Retail credit risk policy have been updated with specific requirements for climate-related and environmental risks. The risk rating policy was updated to explicitly include climate-related and environmental risks as a valid reason to appeal the rating.
Risk identification
In the course of 2021, we worked on further identifying climate-related and environmental risk within our portfolio. We have created extensive heatmaps to assess each Wholesale Banking sector and the Retail Banking mortgages, consumer lending and business lending portfolios,

from a global perspective, on more than 30
climate-related and environmental risk factors. These heatmaps have been established with the input from ING’s front office and credit risk management experts. The heatmaps have been challenged for plausibility and ratified
for consistency across the individual sectors and portfolios by responsible Senior Management of the Front Office and the second line Credit Risk function of Wholesale

Banking and Retail Banking.
The table below is an extract from the consolidated heatmap. The aggregated scores on transition risk and physical risk for each sector are assuming a 5-year horizon, which is relatively short in climate terms. We refer to
ING’s 2021 Integrated Climate Report for more information

on the methodology and risk factors used to establish
the heatmaps. Besides, we highlight the fact that these scores represent the financial materiality of climate risk
on ING’s portfolio, as opposed to a generic sector perspective.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Environmental, social and governance risk
ING Group Annual Report 2021 on Form 20-F 232
Heatmap
Sectors Transition risk Physical risk EAD 2021 (€ million)
Renewables & power Low Low 11,203
Upstream O&G High low-medium 6,266
Mid & downstream O&G medium -high low-medium 12,098
Utilities low low 12,173
Metals manufacturing low-medium medium 5,135
Metals mining medium low-medium 5,153
Fertilizers low low-medium 387
Automotive low-medium low-medium 8,842
Aviation low-medium low-medium 3,905
Shipping low-medium low-medium 10,420
Containers & logistics low-medium low-medium 9,106
Land transport low-medium low-medium 3,937
Commercial real estate 1 medium low 57,766
Residential real estate medium medium 329,764
1

Commercial real estate includes Wholesale Banking and business banking (Retail Banking) exposures.
All EAD exposures are from our Wholesale Bank division, except for Commercial real estate which also include
ING’s Business Banking exposure and the residential real estate which represents ING’s Retail Bank’s mortgages.
The heatmaps’ climate risk assessments are based on internal expert judgement and don’t yet include individual
counterparty assessment. The heatmapping exercise is however a useful tool to scan our portfolio on climate risk and to identify the pockets of exposure which need to be further investigated in priority. The table represents the portfolios

of our balance sheet for which we consider to have the most mature level of expertise to assess climate risk impact. Going forward, we expect to disclose the assessment on all our portfolios.

We use our
heatmaps to inform the Wholesale Bank sector strategy and risk appetite papers and as main climate risk identification tool for the pilot we are launching to embed climate risk into the Wholesale Bank transaction
approval process
Retail Banking has finalized the preparation of the risk assessment of physical risk exposure of the mortgage portfolio in cooperation with an external party.

Compared with the expert led heatmaps, the physical risk
assessment of the Retail mortgages portfolio provides information on a granular level which allows for a more quantified impact analysis.
Risk appetite
The heatmaps have been used to introduce climate-related and environmental risk in our 2022 credit RAS cycle.
Starting with a monitoring period, the 2022 credit RAS for Wholesale

Banking introduces a mechanism that limits
growth of subsectors with a higher exposure to climate-related and environmental risks while allowing subsectors with a low exposure to these risks to grow within the overall limit of the sector. A similar approach is planned for Retail Banking, where the outcome of the physical risk assessment that is will be conducted in the first half of 2022 is expected to inform the Retail Banking strategy and risk appetite
Risk measurement
We have conducted a climate change scenario analysis pilot project with Baringa Partners, a consulting group with specific climate change capabilities. The project consisted of running the

Climate Change Scenario Model,
developed

by Baringa and acquired by BlackRock in June 2021, on a sample of 40 counterparties in the Energy,
Transport & Logistics, and Metals & Mining sectors. The pilot provided insight on the impact of climate change pathways on company metrics. Under a 2 degrees orderly climate change scenario, the pilot showed limited impact on company metrics until 2035 and limited defaults. Under a disorderly 2 degrees scenario in which the
response comes at a later stage and with more sudden actions , the steeper increase of carbon pricing results in a
higher number of company defaults after 2040. In the 4 degrees scenario (“hothouse”)

in which no measures to
mitigate the impact from climate change are taken, there is no transition risk but a higher physical risk than in the
2 degrees orderly / disorderly scenarios. The main high level insight from this exercise is that transition risks are
expected to materialize much faster than physical risks given the expected actions to decarbonize the economy.
More concrete conclusions would be expected in case such exercise would be run on a representative part of our exposure to the various sectors of the economy. The pilot project we did has provided an accelerated experience of what climate change scenario analysis is on a sample of companies,

under specific scenarios.

At the same time
the heatmap data for Wholesale Banking sectors will also be integrated in the ING internal credit risk dashboard to allow senior management to monitor climate risk exposure against the RAS limits. ING is also actively
preparing for the ECB climate risk stress to occur in 2022. For details please refer to our stand-alone ‘Climate
Report 2021’ published on our corporate website ing.com.
Next to the structured approach to measurement of exposure to climate risks and as part of collecting and analysing empirical data of climate and environmental risk impacts, a separate assessment was made of the credit losses resulting from the river floodings in Germany, Belgium and The Netherlands that took place in

July
2021. The credit losses were assessed not to be material for ING.
Challenges

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Environmental, social and governance risk
ING Group Annual Report 2021 on Form 20-F 233
Access to actual and consistent data is the key challenge for risk measurement as definitions and methodologies for the quantification of climate-related and environmental risks are developing. Availability of company data is scattered across industries and jurisdictions and limited as not all companies are subject to disclosure
requirements w.r.t.

climate-related and environmental risk factors. In absence of comprehensive company data, the use of proxies is required for a consistent assessment of exposures. Because of these limitations and given the prospective and (very) long term nature of climate risk measurement, the integration of quantified inputs into risk modelling has not taken place at this stage.
Next steps
In 2022, we aim to further progress with our efforts regarding climate-related risks and opportunities by refining our methodologies. ING’s leadership objectives in building a sustainable future has been translated into targets to manage our portfolio’s material ESG risks and quantify the financial impact that are linked to the United
Nations’ Sustainable Development Goals. A specific KPI has been defined for the Management Board Banking to
integrate ESG into ING’s

governance. For the implementation of “E”, next to the above mentioned next steps for the integration of climate-related and environmental risk considerations in the credit risk domain, this includes working towards standard setting and expanding the scope to the market and liquidity risk and the non-financial risk / compliance framework. From 2022 onwards, climate-related and environmental risks will be integrated in the critical policies and procedures for ING’s financial markets, treasury and liquidity risk management function and the Operational & Compliance risk framework. The outcome of internal stress testing will inform the risk appetite and limit setting process. Where applicable, the governance framework will be updated with roles and responsibilities for climate-related and environmental risks assigned. With the strengthened climate risk governance and structured programme management approach, we aim to accelerate the embedding of climate risk within the ING organisation, moving towards quantification of these risks in our risk management procedures. This includes the implementation of a global climate risk data management plan,

the integration of
climate-related and environmental risk considerations in risk policies and procedures at country level, the further refinement of our climate-related and environmental risk heatmaps with longer time horizons and geographical
dimension. The outcome of the ECB climate stress test that will be conducted in the first half of 2022 will inform
the approach for

standardised internal climate risk stress testing that is planned to start as from 2023. Based on an inventory of training needs of the critical functions in front office, risk management and leadership,

ING will
launch training plans to educate our staff on climate risk.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Non-financial risk
ING Group Annual Report 2021 on Form 20-F 234
Non-financial risk
Introduction
Non-financial risk (NFR) is defined as the risk of financial loss, legal or regulatory sanctions, or reputational
damage due to inadequate or failing internal processes, people and systems; a failure to comply with laws, regulations and standards; or external events.
Governance
The global head of NFR is responsible for developing the framework of NFR policies and standards within ING,
and for monitoring the quality of non-financial risk management in the ING entities.
Non-Financial risk measurement
ING uses an internal model in line with the Advanced Measurement

Approach (AMA) to determine the regulatory
and economic capital amounts that are necessary to cover potential losses resulting from non-financial risks. This model predicts non-financial risk losses by combining a

forward-looking and a backward-looking view on non-
financial risk events. ING reports the outcome of its AMA model quarterly.
Risk categories
ING categorises non-financial risks in the following areas:
◾ Information (technology) risk

is the risk of financial loss, regulatory sanctions or

reputational damage due
to breaches of confidentiality, integrity or availability of information or a lack of information quality within business processes and/or the supporting IT systems;
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
Main developments in 2021
Covid-19
From the start of the global outbreak of the Covid-19 virus in January

2020, ING’s priority has been to protect its
employees and their families and to continue servicing its customers as before, putting extra effort into supporting them in difficult times. To ensure this ING employees have put immediate focus on ensuring the bank’s operational resilience and continuity. ING has mobilised a global crisis management organisation –
engaging with all ING entities worldwide – to monitor and manage Covid-19-related operational, health

and
safety challenges. Throughout 2021, ING continued to monitor developments in employee well-being and local
Business Continuity Management (BCM) threat levels and aimed to identify, monitor and manage Covid-19 related risks through specific risk assessments. During 2021 ING developed an approach for the new way of
working once Covid-19 measures are lifted. This approach (Hybrid Mode)

is based on working partly at home,
and partly in the office according to local health authority guidance.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Non-financial risk
ING Group Annual Report 2021 on Form 20-F 235
Cybercrime and fraud

Cybercrime remains a continuous threat to companies in general and to financial institutions in particular. Both the frequency and the intensity of attacks are increasing on a global scale. The sophistication and implications of
ransomware attacks are a growing concern in the threat landscape. The continuous enhancement of the control environment to protect from, and detect and respond to, e-banking fraud, distributed denial-of-service (DDoS), targeted attacks and more specific ransomware attacks is of the highest priority. Based on regular scenario analysis done in ING’s first line of defence, additional controls continue to be embedded in the organisation as part of the overall internal control framework and are continuously re-assessed against existing and new threats.

In addition, ING continues to strengthen its global cybercrime and fraud resilience through collaboration with
financial industry peers, law enforcement authorities, government (e.g. National Cyber Security

Centre) and
Internet Service Providers (ISPs).

The further digitalisation of banking services, increasing

electronic exchange of information via different
consumer channels, use of and dependency on

third-party vendors for services, and the implementation of PSD2 are likely to present ongoing cybercrime resilience, fraud management and IT-security challenges; both in the short- and medium-term as criminal actors target financial and sensitive (payment) data, such as customer user credentials outside the traditional banking environment. Sensitive (payment) or personal data can be obtained by criminals via social forums such as WhatsApp and by screen scraping user credentials when a fallback procedure
within PSD2 is allowed. In 2021, these challenges have further increased with more sophisticated phishing
attempts, improved social engineering fraud attempts, an increased risk of external fraud in the lending portfolio and because people are working from home.
Dealing with current and emerging fraud threats, especially given the ever increasing use of digital and online
banking, effectively requires continuous improvement of fraud management capabilities such as real-time transaction monitoring and response capabilities. In addition, better alignment and standardisation is needed for
cross-border fraud management across ING and related platforms. With legislation such as EBA PSD2 and the continuing emphasis on duty of care, financial institutions are potentially becoming more and more responsible
for losses incurred by clients and are taking on more of the burden of reclaiming those losses.
Data risk management
Data – whether customer, financial, risk or other business – is core to ING’s purpose. Data leads to insights and insights empower people to stay a step ahead in life and in business. The ING Data Strategy is creating a single vision and governance for data, empowering business users with a harmonised foundation. This encompasses further embedding data functions and improving (bank-wide) data operations in ING’s Way of Working, and simplifying, standardising and modernising its technology and data platforms. Recognising that data risk is one of
the top risks of the bank, ING is creating a holistic view on how ING manages risk around data, including personal
data protection, data security, data quality and data ethics.

Identity and access management (IAM)

IAM remains one of the focus areas of ING and an important element in our control framework to prevent and
mitigate the risk of, unauthorised access to IT systems and the data processed and stored therein. This is done by enforcing IAM global processes and controls which are periodically reviewed and tested. These processes and controls are supported by technologies, tooling and practices which are managed by a dedicated IAM team, also ensuring improvements are identified to address developments both inside and outside

ING. In 2021, ING
continued to improve, with attention to tooling, standardisation and harmonisation of processes, workflows and automation of IAM controls.
Personal data protection
As per 25 May 2018, the European General Data Protection Regulation (GDPR) became effective. ING is bound by the GDPR that affords greater protection to individuals and requires more control on data and transparency regarding the use of data by companies. In 2021, ING continued to further enhance the data protection of our
clients and employees.

Sourcing Risk
In 2019, a renewed sourcing policy became effective, outlining the inherent critical and high risks that can materialise during the sourcing life-cycle. In addition, a sourcing guideline was issued to support updated
requirements, issued by EBA in 2019. The controls defined in the support control framework (SCF) sourcing have been implemented and tested. The scope of sourcing encompasses outsourcing to external providers as well as intra-group sourcing. During 2019, 2020 and 2021 the relevant service arrangements have been assessed based on the new Sourcing Policy definition and when applicable updated to comply with the EBA guidelines.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Compliance risk
ING Group Annual Report 2021 on Form 20-F 236
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
Governance
The Compliance organisation (comprised of three roles: Group Compliance, geographical compliance and country
compliance) is part of ING’s second line of defence. Group Compliance sets the methodologies and minimum standards for the bank as a whole. Geographical compliance (Challengers & Growth Markets / Wholesale Banking
/ Market Leaders) together with the functional lines in the countries are responsible for the execution of these standards and control frameworks, within the boundaries set. Compliance is tasked with instructing, advising, challenging and having oversight of the first line of defence in their management of compliance risks as well as raising awareness (via training and communication), influencing and stimulating a sound compliance risk culture.
The scope of the compliance risks is outlined in

the ING Compliance Charter.
Compliance is headed by the chief compliance officer

(CCO) who reports directly to the CRO. The CCO has direct
access to the Risk Committee of the Supervisory Board. The CCO and

the chairman of the Risk Committee had
regular bilateral consultations in 2021.
Strengthening the compliance function
As a global bank in a fast-changing world we want to do the right thing to be safe, secure and compliant for our customers and for society. To

live up to that the OneCompliance strategy was launched in October 2019.
The OneCompliance strategy is a multi-year, global compliance strategy and transformation programme that is based on a framework that aims to help ING manage risks consistently across the organisation. In 2021 the work continued on the following programme goals: a global identity and risk view allowing people to assess risks in a
uniform way; a single, risk-based monitoring methodology to accelerate improvements in addressing risks;
simplified work processes through a uniform framework, to allow people to focus on what matters; the necessary skills and resources to deliver at the desired quality; intuitive, actionable and insightful management information
and global dashboard to take smart decisions and steer within risk appetite and our global direction (steering) to
support everyone in Compliance. As we operate in a dynamic and challenging environment we are continuously
learning and improving while getting to a more sustainable and mature level within the compliance function.
Financial crime
Financial crime risk results from illicit activity in the form of money laundering, terrorist financing, bribery and
corruption, sanctions evasion, fraud and customer tax offences. It arises in the course of ING’s day-to-day banking operations if our customers, employees or third parties undertake or facilitate financial crime, or if our products and services are misused for illicit purposes to generate or disguise financial crime.
We have zero tolerance for deliberately

or knowingly facilitating financial crime - keeping ING safe, secure and compliant remains a top priority in order to protect our business and society at large from financial crime and its
corrosive effects upon individuals and communities.
Financial crime risk management
The Non-Financial Risk Committee, chaired by ING’s chief risk officer, is the principal risk management forum for financial crime risk. This committee reviews and escalates, where appropriate, key financial crime topics and risks across ING to the Executive Board and Management Board Banking. Responsibility for the oversight of ING’s

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Compliance risk
ING Group Annual Report 2021 on Form 20-F 237
compliance with our legal and regulatory obligations in relation to financial crime risk resides with the global
head Financial Crime Compliance who reports to ING’s chief compliance officer, with oversight by the chief risk officer.

The Global KYC Committee, chaired by the chief operating officer, is mandated by the Management
Board Banking to steer, prioritise and approve KYC-related topics undertaken across ING, and to oversee
compliance with international standards and laws and internal policies related to KYC.
We believe all of our people have a key role to play in the fight against financial crime. Having a robust and sound risk culture embedded in our day-to-day way of working is a foundational element of our financial crime risk control environment. We define the accountabilities and responsibilities of our staff in accordance with the three lines of defence model, considering our business, geographical and functional structure.
As an organisation, we’re committed to meeting our legal and regulatory requirements and the standards we also expect from ourselves. ING remains subject to regulatory investigations and scrutiny in certain jurisdictions, and we’re committed to executing and implementing the identified enhancements required to our financial crime risk framework in a sustainable way for the longer-term.
Key risk management processes

ING strives to play its part in contributing to the safeguarding of the financial system against illicit financial activity, in the context of heightened and changing regulatory expectations and as financial crime risks continue to evolve. To

fulfil our responsibility as a global financial

institution in combatting financial crime, we believe it is
essential to comply with anti-money laundering and counter terrorism financing

(AML/CFT) laws and regulations,
establish a reasonable and risk-based control framework to mitigate financial crime risk, and to seek to provide useful information to relevant government agencies. We also believe it is important to respond swiftly and proactively to new financial crime threats and techniques (which can be increasingly sophisticated as financial
criminals harness and misuse new technological capabilities)

as well as to relevant media reporting, such as on
the Pandora Papers and the Congo Hold-Up.
To mitigate

financial crime risks, we apply a framework of preventative and detective systems and controls, underpinned by policy, procedures and related control standards across our global business in all locations where we operate. In 2021, we remained focused on continuing to strengthen this financial crime risk management framework in order to support sustainable remediation of known issues. At the same time, we acknowledge that
the continuous maturing of the financial crime risk management framework, as well as other developments such
as regulatory and legislative changes, will keep asking for our attention and commitment in future years. For that purpose we’ve initiated the Financial Economic Crime Controls Maturity Programme (FCMP). See also ‘Know your customer (KYC)’.
In 2021, we refreshed and further enhanced the annual Systematic Integrity Risk Analysis (SIRA)

across our global
footprint, which assesses inherent and residual integrity risks related to financial crime, and the effectiveness of the associated processes and controls ING has in place. This provides insights into the financial crime integrity
risks that ING may be exposed to, so we can appropriately manage these risks in accordance with our risk appetite. Our risk-based surveillance (screening and monitoring) controls are also designed to identify activity that may require additional investigation or other risk management actions, and where appropriate, reporting to the relevant authorities.
We monitor our compliance in relation to financial crime risk and our tolerance levels on a regular basis against a
set of quantitative and qualitative financial crime Risk Appetite metrics that were updated in 2021 and approved by the Non-Financial Risk Committee.

Bribery and Corruption
Corruption curbs economic growth and impedes the development of societies.

It undermines business
confidence and corporate integrity, hinders fair business competition and harms international trade. ING takes these risks seriously: bribery and corruption risks are part of our non-financial risk framework, and are included in
the client and third-party due diligence and monitoring measures in our financial crime risk management
framework. We will continue to further structurally strengthen our response to bribery and corruption risks in key areas as part of our multi-year enhancement programme and FCMP, and in support of our zero tolerance approach for bribery and corruption.

Customer Tax Compliance
ING remains committed to its reporting obligations under the Foreign Account Tax Compliance Act (FATCA)

and
Common Reporting Standards (CRS). Throughout 2021, we have worked to improve the quality of reports provided to tax authorities and reacted to the implementation of mandatory disclosure rules for EU jurisdictions
(implemented via the amendment to Directive 2011/16 (DAC6)). We also continue to focus on customer tax integrity, as we do not want to be involved in or facilitating tax-related financial crime through servicing our
customers.
Key developments in 2021

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Compliance risk
ING Group Annual Report 2021 on Form 20-F 238
Covid-19 taskforce
Opportunistic criminals have been quick to exploit the disruption caused by the Covid-19 pandemic. During 2021,
the activities of the ING financial crime Covid-19

taskforce continued to focus on protecting customers from
fraud and cyber-related crimes, as well as identifying evolving criminal money laundering methods. The taskforce
worked with data analysts and business-aligned teams globally to share guidance with regional teams on the
thematic financial crime risks relating to Covid-19, including potential risk scenarios and datapoints to assist
regional and local teams identify unusual transactions.
Evolving external landscape
Financial institutions continue to face considerable regulatory scrutiny in relation to detecting and preventing financial crime, and increasing costs of compliance. In 2021,

this saw some participants in the Dutch banking
sector streamlining their workforces or increasing their account fees for higher risk customers. In addition, the complexity of the regulatory landscape continues to give rise to potential tension between data privacy (GDPR), anti-money laundering/counter terrorism financing and anti-corruption laws and regulations.

This includes
requirements for sharing information within ING in relation to financial crime in order to manage our risk exposure, while also complying with relevant data legislation (which can differ significantly depending on jurisdiction). Society’s expectations that financial institutions are accountable for safeguarding the financial system also create an increasingly demanding environment.

We take this gatekeeper

responsibility seriously. We believe that by proactively participating in public-private partnerships and collaborating with other banks, as well as investing in new and innovative technological capabilities, we can be more effective in the collective fight against financial crime. We also recognise the essential role played by certain other financial services providers in safeguarding the financial system against illicit funds.
Payment Service Providers
The position of payment service providers (PSPs) in the financial service industry has become prominent and
permanent over the years. PSPs face continuous challenges to demonstrate compliance with industry standards and recommendations, such as the guidance provided by the Wolfsberg Group and Financial Action Task Force
(FATF)

on payment transparency. Having limited transparency on transactions initiated through the different payment platforms increases the challenge of monitoring whether PSPs and banks are potentially misused to
facilitate tax evasion, money laundering and terrorist financing.

ING will continue to contribute to dialogues with PSPs, regulators and industry bodies on these challenges;
ensuring we obtain the required transparency on payment information. This supports compliance with the applicable laws and regulations and internal policies and instructions as well as monitoring to ensure that ING
stays within its financial crime risk appetite.
EU AML/CFT legislative package
In mid-2021 the European Commission adopted a package of legislative proposals aimed at strengthening anti-
money laundering (AML) and counter terrorism financing (CFT) rules.

This included amendments to existing
legislation to tackle emerging challenges linked to technological innovations, such as virtual assets, as well as the increasingly global nature of terrorist organisations. It also included centralisation of EU AML/CFT supervision
(the European Anti Money Laundering Authority) and establishing a single EU AML/CFT rulebook, which provides
financial institutions with harmonised and directly applicable

AML/CFT rules.
ING welcomes this harmonisation, which removes a degree of regulatory complexity. We have considered amendments in the context of drafting the updated ING Financial Crime Policy framework. We have also participated in workstreams and analyses prepared by global banking associations such as the Dutch Banking
Association and the European Banking Federations to assist us in assessing the potential impact of the AML
legislative package on the bank.

Virtual Assets
The rise in price and use of virtual assets, accompanied

by the growth of virtual assets service providers was a key
theme throughout 2020 and continued in 2021 to attract regulatory attention for potential tax evasion, money laundering and terrorist financing concerns. Although the industry’s assessment of financial crime risks in these
areas is beginning to mature, the evolving regulatory environment and understanding of how the virtual assets ecosystem may be potentially abused for financial crime purposes continues to present a challenge for financial institutions.
We believe it is important to contribute to ongoing dialogue with regulators on this topic. In 2021, we created guidance that has been shared across the bank to develop a deeper knowledge and understanding of virtual
assets and the associated financial crime risk landscape,

an important step towards our goal of ensuring that ING
remains a safe and compliant bank.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Compliance risk
ING Group Annual Report 2021 on Form 20-F 239
Environmental crime
Environmental crime risks also came to the fore in 2021; including a wide range of activities such as the illegal wildlife trade, the illegal extraction and trade of forestry and natural resources as well as illegal land clearance and waste trafficking, all of which have a socio-economic impact on the population and earth. There is a growing
convergence between environment crime and other serious crimes including corruption and trade-based fraud, among others.
In 2021, we examined the risks arising from the illegal wildlife trade and how to detect suspicious financial flows linked to it. We joined the United for Wildlife Financial Taskforce,

which brings together private, public and third-
sector partners to identify, disrupt and prevent illegal wildlife trade.
Know your customer (KYC)
Know your customer and financial crime compliance play a key role in ensuring we only engage and do business with people and companies that meet regulatory requirements and are within our risk appetite. Knowing who we
do business with is vital to keeping ING safe, secure and compliant. As part of our ongoing anti-money laundering
efforts, we continuously assess relationships with customers and monitor and screen transactions. Potentially unusual or suspicious transactions are reviewed and, where applicable, reported to the relevant authorities.
We’re continuously working to strengthen the implementation of KYC and build sustainable KYC practices. This includes enhancing customer due diligence files (documentation,

data and identity verification) and making
structural improvements in five areas: policy and risk appetite statements, digital tooling, governance, monitoring and screening, and KYC knowledge and behaviour. All of these enhancements are being integrated into our business-as-usual practices.
To reinforce

this foundation, the Financial Economic Crime Controls Maturity Programme, set up in 2020,
broadens the scope of certain aspects of financial crime such as sanctions, customer tax, new and existing FEC
threats and internal quality controls. Its holistic approach aims to take into account new developments in the complex and dynamic environment that we operate in and is jointly managed by the Financial Crime

Compliance
(FCC) and KYC departments.

Our regulators keep a close eye on the measures we have in place against money laundering and terrorism financing and to manage compliance risks, as well as improvements we’ve made to address shortcomings that had been identified in some countries. In February 2021,

the French regulator, the Autorité de contrôle
prudentiel et de résolution (ACPR), confirmed ING had put in place the necessary corrective measures following
its reprimand in 2018 and a sanction of €3 million.
Public-private partnerships
To continue to be more effective

in our efforts to counter financial economic crime, we work closely with our peers, regulators and law enforcement.

We have elected to centrally coordinate our proactive participation in various public-private partnerships across our footprint. This ensures a holistic, streamlined and strategically orientated approach towards ING’s participation in external partnerships and improves our ability to meet regulatory obligations, satisfy moral and integrity expectations and improve the operational efficiency of managing financial and economic crime-related risks.
To this end, in 2021 we participated in several projects leveraging intelligence from public-private partnerships in the areas of trade-based money laundering and synthetic drug production in the Netherlands.

We also continue
to support supranational initiatives, such as Europol’s project on the financial crime risks associated with virtual assets.
Throughout 2021, ING continued to work in a consortium of Dutch banks on

Transaction Monitoring Netherlands
(TMNL). The initiative, which monitors transactions within a combined database, is operational and intersecting
with thematic areas of focus for law enforcement, enabling us to better understand potential criminal money flows, and improve our detection controls in response to these insights. In the Netherlands, ING also works with
the government’s Financial Intelligence Unit and three other banks in the Fintell Alliance. In a pilot,

the alliance
investigated and analysed alerts generated by TMNL. It detected complex financial crime networks that none of the banks could have found alone, illustrating

the benefits of multilateral information exchange.
In Germany, ING joined the public-private partnership Anti-Financial Crime Alliance (AFCA) to foster mutual exchange of information within the financial system. The alliance consists of 30 members, amongst them public authorities, the largest financial institutions as well as representatives from the real estate sector. We also
continue to contribute in various fora to the further development of industry-wide standards.
KYC policy framework
The KYC policy and related control standards (the KYC policy framework) set the minimum requirements and control objectives for all ING entities to guard against the involvement in financial crime activity. The KYC policy

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Compliance risk
ING Group Annual Report 2021 on Form 20-F 240
framework reflects relevant national and international laws, regulations, guidance documents and guidelines from national, European and international authorities, (supra)national risk assessments and industry standards
related to:
◾
financial crime, covering money laundering, terrorist financing,

bribery and corruption, export trade
controls, proliferation financing, sanctions (economic, financial and trade), countries designated by ING as ultra-high-risk countries (UHRC).

◾
customer tax compliance, covering customer tax integrity (CTI), FATCA,

CRS, mandatory disclosure
requirements (MDR).
◾
environmental and social risk (ESR) client assessment, specifically the initial customer screening for
environmental and social risk.
The KYC policy framework is mandatory and applies to all ING entities (i.e. all branches and majority-owned subsidiaries of ING Groep N.V.,

including ING Bank N.V.,

or where ING exercises control), their corporate
functions and their branches, including outsourcing partners to whom ING entities have sourced KYC-related
responsibilities. The KYC policy framework also reflects relevant national and international laws, regulations and industry standards related to business partners and overarching requirements with regards to record retention, training and awareness. ING entities have local procedures in place, aimed at enabling them to comply with local
laws and regulations and the KYC policy framework. Where local laws and regulations are more stringent, these have to be applied.
As a result of frequent evaluation of the business from economic, strategic and risk-based perspectives, ING, with limited exception, does not engage in business involving certain countries including Cuba, Iran, North Korea,
Sudan, Syria and the Crimea region. ING has a policy

not to enter into new relationships with clients from these
countries and processes are in place to discontinue existing relationships involving these countries.
Global approach
ING updated its KYC policy in line with external regulatory developments in anti-money laundering and financial
sanctions. In 2021, we finalised the implementation of our continuous adverse media screening tool in all of
ING’s Wholesale and Retail Banking businesses. This allows us to continuously screen customers against news intelligence related to financial and economic crime, creating an additional control to monitor our customers on relevant news updates on a daily basis, instead of during the periodic CDD reviews only. As a result, the business is better able to identify customers involved in potential criminal activity. We also enhanced our screening control environment, reducing false positives to prevent potential transaction delays for our customers.
Substituting local tools with centralised global tools enables us to further improve the way we onboard, monitor and screen customers using a standardised approach across the world.
Knowledge and behaviour
We believe all our people play a role in keeping ING safe, secure and compliant and that a sound risk culture requires us to act with integrity above all. We want to empower our employees with the skills and knowledge they need to fight financial crime, and encourage them to speak up if they have concerns relating to financial crime risk management.
In 2021, the Global KYC Academy further matured and rolled out new learnings to KYC employees, in addition to the regular curriculum. These included trainings on customer tax offences, environmental and social risks,
sanctions and KYC tools. It also continued to partner with ACAMS (Association of Certified

Anti-Money
Laundering Specialists) to develop and deliver tailored, certified training for our employees. The

ACAMS training
portfolio focuses on learning paths that provide professional foundational skills or advance expertise in a range of topics including customer due diligence, screening, transaction monitoring and sanctions. Over 8,000 ACAMS
trainings were enrolled in 2021. Virtual Instructor Led Training (VILT) was also rolled out to enable innovative and flexible learning, especially with many employees working

from home due to the coronavirus pandemic. In
addition we introduced a mobile app quiz to engage employees and stimulate learning on

KYC topics.
To increase understanding and share best practices on financial crime risk management, awareness sessions were held for all employees and bi-annual bootcamps are organised for money laundering reporting officers. Our training framework is currently being enhanced to provide more targeted and specialist training on risks related to bribery and corruption. We are also working on further developing dedicated centres of expertise to use our centralised expertise more effectively and harmonise standards across ING.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Compliance risk
ING Group Annual Report 2021 on Form 20-F 241
In 2021, behavioural risk assessments were carried out at ING in Italy and in Wholesale

Banking in the UK and
Germany. These focused on identifying behavioural patterns and driving appropriate escalation behaviour.
Feedback sessions and dialogue starters to initiate open conversations around these assessments were also held in Italy, while behavioural interventions were held in Poland and Romania, aimed at improving the desired behaviours around leadership and decision-making. In addition, two KYC world cafes were held for all KYC employees to create a shared understanding, collective purpose and uniformed approach to solving problems when dealing with common behavioural risks.

Conduct Compliance & Culture
Conduct risk is defined by anything that can result either in client detriment or impacts market integrity. Conduct
compliance includes client protection and transparency (Treating Customers Fairly), market conduct (including market manipulation) and conflicts of interest.
A sound risk culture is paramount at ING as it determines the way in which employees identify, understand,
discuss, and act on the risks we are confronted with and the risks we take. The proper embedding of our global
Code of Conduct, Orange Code and the Whistleblower policy into our processes is key to managing our culture
and ethics risk.
Treating Customers

Fairly
Building on work done in 2020 to strengthen our compliance with the

Markets in Financial Services Directive
(MiFID) and to create a more effective Client Protection and Product Approval (CPAC) framework, in 2021 we created several training sessions on investment services, issued guidelines and closely monitored the remediation of improvements to the MiFID implementation to ensure a common understanding of our approach to MiFID group-wide. CPAC governance was further strengthened to ensure strong challenge and a consistent application globally of risk appetite when offering investment services to our customers. Preparations for the implementation of the Mifid Quickfix have progressed in line with implementation in 2022.
Alongside direct consumer protection requirements as laid down in the specific regulations

(e.g. Mifid II) ING is
bound by local consumer protection laws and has adopted its own minimum standards, such as the Customer
Golden Rules. These minimum standards are regularly reviewed to stay in sync with legal developments and expectations from society. One of the elements we take into account in the review,

is the outcome of the various
discussions we have with consumer associations. Sometimes such review and discussions also lead to an offer to
compensate certain customers, as we have done for certain customers with mortgages in Swiss franc in Poland and for certain Dutch retail customers in connection with certain revolving consumer loans with variable interest.
See for more detail

Note 46 ‘Legal proceedings’ to the consolidated financial statements.
Transaction reporting activities were improved considerably with the creation of a group-wide governance framework and controls, as well as participating in the market wide upload of backlog in close cooperation with
the relevant supervisory authorities and the reporting agencies.
To support our objectives, we expanded our focus to other key areas: In relation to insurance products, we rolled out a global policy and controls in order to align with the EU Insurance Distribution

Directive (IDD). To safeguard
client interests during the IBOR transition, best practices focused on client conduct and shared by the relevant supervisory authorities have been implemented.
Finally, in response to the increasing importance of sustainable products for our clients and the need for ESG considerations to form an integral part of our products and services to clients, alongside the development and roll out of policy on SFDR. ESG is being embedded within

the ING organisation across all three lines of defence.
Market Conduct
Market conduct risk stems from undertaking activities that impact market integrity. The smooth functioning and public confidence in markets are crucial for economic growth and wealth. As part of our work in 2021 to
strengthen our market conduct framework, an update of our market abuse policy was completed, together with a revised set of key controls owned by the first line and rolled out to all ING entities, alongside an updated mandatory e-learning on market abuse. To support ING entities in the maintenance of information barriers and the communication of confidential and inside information, new global procedures are in the process of being rolled out to ING entities.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Compliance risk
ING Group Annual Report 2021 on Form 20-F 242
Conflicts of Interest
ING is committed to identify conflicts of interest and act on them. The Conflicts of Interest policy sets the obligations to identify, assess and manage conflicts of interest, when personal or organisational interests are in conflict over the interest of our client(s), employees or other stakeholders (e.g. when related to personal account dealing). In 2021 the Conflicts of Interest policy was revised to further align with the standards as defined by
enterprise risk management. The policy incorporates key requirements for both personal and organisational conflicts of interest in line with the European Bank Association Guidelines on Internal Governance.

Next to the
updated policy, mandatory instructions on conflict of interest registers were developed including templates, which provide more guidance on identifying, assessing

and keeping audit trail of our conflict of interest risks.
Culture & Ethics
In 2021, ING executed the risk culture programme that was developed based on the 2020 self-assessment. Some key results are the formalisation of ING’s risk culture principles, the development of a risk culture dashboard, and the development and roll-out of an approach to increase awareness and dialogue on

Non-Financial Risk. The
dashboard is developed to monitor and facilitate meaningful conversations on our risk culture and it leverages different instruments for insight generation. Instruments include amongst others a survey to capture employee perceptions, quantitative indicators from existing data sources and systems and a structured approach to capturing the professional judgements of Compliance officers. The risk culture programme is actively discussed by the MBB and the SB on a quarterly basis.
In February 2021, ING launched a programme to further enhance the global Whistleblower process. The
programme aims to further strengthen risk management through more automated data collection and reporting and to continuously enhance psychological safety and trust by strengthening the whistleblowing confidentiality and employee protection. The quarterly whistleblowing report is shared with the MBB and the SB.
To preserve risk awareness and risk judgement in the area of risk culture, ING continued its efforts towards embedding the Orange Code decision making model that

supports ethical and well-balanced decision-making
throughout ING further by inserting referral to using the model in several local PARP frameworks.
Innovation, analytics and digitalisation
We continue to seek to harness new and innovative technological capabilities to keep our clients safer and to enhance their digital journey with ING. In 2021,

we consolidated disruptive client-focussed innovation activities across the Group under a single dedicated business area, ING Neo. We also continue to prioritise more incremental innovation, under the oversight of our KYC Innovation Committee and RegTech Innovation Board.
In 2021, we rolled out the CoorpID platform which digitalises the know your customer process for our corporate
clients improving the KYC journey of our customers, in four countries and will aim to continue to expanding in throughout 2022. Furthermore,

we rolled out the Blacksmith solution to improve the KYC journey for financial institutions in six countries. We also continued to develop and leverage an AI-supported platform to help us to respond swiftly and effectively to the changing regulatory landscape and underlying policies in relation to
financial crime.
Tax risk
Tax policies, procedures and a tax control framework have

been implemented to support management in
mitigating potential tax risks in a prudent manner. Internal monitoring, control and reporting of tax-related risks take place on a continuous basis with regular reporting to various stakeholders. For 404/SOX purposes (section
404 of the Sarbanes-Oxley Act), an ‘effectiveness of internal control statement’ with respect to tax controls has been provided. Tax risk management is subject to Corporate Audit testing and evaluation. In the Netherlands and also in other countries, ING’s position is to be cooperatively tax compliant, this implies to have transparency about and disclosure of relevant tax risks towards tax authorities. Tax risks not only refer to ING’s own tax
position, but also to the risks in relation to our customers. In this respect, we have integrated a tax integrity assessment in our overall customer risk assessment process.

Model lines of defence (*)

1st MLoD
Model owners, developers, users
Model development
Model implementation
Model use and performance monitoring
Model risk identification and control
2nd MLoD
Model risk function
Independent model validation
Policies, Procedures and advice
Model risk Oversight, Monitoring and reporting
Senior management
Accountability for compliance risk
Model risk appetite, risk escalation / challenge
Bank wide model risk management framework with, amongst others, Governance, policies RAS, inventory
3rd MLoD
Internal auditors
Corporate audit services

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Model risk
ING Group Annual Report 2021 on Form 20-F 243
Model risk
Introduction
Model risk is the risk that the financial or reputational position of ING is negatively impacted as a consequence of
the use of models. Model risk can arise from errors in the development, implementation, use or interpretation of
models, or from incomplete or wrong data etc., leading to inaccurate, non-compliant or misinterpreted model outputs.
A model is defined as a quantitative method, system, or approach that applies statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates or whose
inputs are partially or wholly qualitative or based on expert judgement.
Governance (*)
The head of Model Risk Management (MoRM) reports

to the ING chief risk officer. The Model Risk Management
Committee (MoRMC) is the dedicated authority within ING for model risk management. It is a committee
designated by the Management Board of ING bank. It is chaired by the ING chief risk officer and co-chaired by the
head of MoRM.
Model lines of defence (*)
ING’s model risk and control structure is based on the three model lines of defence (MLoD) approach. This approach aims to provide a sound governance framework for model risk management by defining and implementing three different management layers with distinct roles and oversight responsibilities.

Decommision
Initiation / Change
Data collection
Development
Pre-approval Validation
Approval
Implementation
Internal Auditor
Inventory & Reporting
Periodic validation
Approval
Use
Data collection
Performance monitoring
1st MLOD
2nd MLOD
3rd MLOD

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Model risk
ING Group Annual Report 2021 on Form 20-F 244
The composition and main activities within the

three model lines of defence (MLoD):
◾ The 1 st

MLoD is composed of the model owners, model users, data management and model
development, and is accountable for, among others, the development, implementation and use of the models as well as monitoring models’ performance;

◾ The 2 nd

MLoD is composed of model validation and model risk

oversight, which owns the model risk
management framework, proposes the model risk appetite, provides challenge to model risk identification and assessment and provides an independent validation of models used within ING;
◾ The 3 rd

MLoD is the internal audit, reviewing the quality of model

risk management execution in all lines
of defence and provide assurance over the 1st and 2nd line model risk management activities.
Model risk appetite (Model RAS) (*)
The model risk appetite is designed to determine the level of model risk ING is willing to accept in pursuit of its
strategic objectives. The initial iteration of Model RAS was introduced in 2020 and was monitored throughout
2021. At the end of 2021, the data captured by the initial Model RAS was evaluated, resulting in the implementation of thresholds and early warning limits for selected metrics.
Model risk management (*)
Model risk management is executed via processes such as: model identification, model classification,

model risk
identification and assessment, and model validation. During 2021,

these processes were further enhanced by
incorporating model identification in the product approval and review process and by inclusion of model ethics principles as an element for assessing model risk. Dedicated model validation frameworks are in place for the key
model types such as Credit, Market, Liquidity, Operational Risk, IRRBB and advanced analytics. These frameworks are continuously being enhanced to keep up to date with latest development.
On an aggregated level model risk is monitored via analysis of data from the global model inventory. The insights, from aggregated data analysis, are reported to the MoRMC and to the MBB for senior management to take well-
informed decisions on acceptance or further mitigation of model risk.
Model lifecycle (*)
The next figure provides a schematic overview of the model lifecycle, where orange represents the activities of the 1 st

MLoD, grey represents the 2
nd

MLoD and light grey is the 3
rd

MLoD. The objectives of the different
processes are outlined below (reference).
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

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Model risk
ING Group Annual Report 2021 on Form 20-F 245
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
Model development is a structured process that leads to a model that is ready for validation and subsequent use. Depending on the development approach these first stages can be separate or integrated. An example of the latter is data science-based application development.
Pre-approval validation

is the independent confirmation that the model is valid for its intended use. To ensure objectivity and effective challenge, the model validator is independent from other model parties such as the
model developer, model owner or model approver.

Model validation applies equally to in-house developed and
third-party models.
The objective of the model approval

stage is to approve models for use. The model owner submits the model for formal decision to the internal approver before a model can be deployed and used. The recommendations and validation report prepared by the model validator are key inputs for the approval.
During the implementation

stage, the model is realised, tested and made available in a production environment.
In the model use

stage the model is applied by the users for the specific purpose it was designed for.

The model
can only be used after formal approval for use of the model.
The objective of model performance monitoring

is to regularly check if the model is performing as intended, also after possible changes in the commercial, organisational or legal environment. Model performance monitoring begins when model use has started and continues until the model has officially been decommissioned.
Periodic validation:
During the life-time of a model its ongoing validity must be safeguarded. This is done by
periodic independent (re)validation that assesses whether the model is still valid for its intended use and if it is
used as intended. There are two types of validation: (1) periodic, such as annual,

which is mandatory for
regulatory models, or (2) ad hoc, for example triggered by changes in the model, the business or financial
instruments etc. The actual frequency of periodic validation depends on the model risk, model type and
applicable regulation.
A model that is / will no longer be used must be decommissioned. Decommissioning disables the model. It can,
for example, be triggered because (1) the product, organisation or risk the model is made for has changed considerably or no longer exists, (2) the model is outdated, underperforming or better alternatives are available,
(3) the model became obsolete or (4) the external approver withdraws its approval for the model.
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

the
defined model risk appetite.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Business risk
ING Group Annual Report 2021 on Form 20-F 246
Business risk
Introduction
Business risk for ING has been defined as the exposure to value loss due to fluctuations in volumes/margins, net
fee and commission income as well as expenses. It is the risk inherent to strategy decisions,

internal efficiency
and the business environment. Business risk economic capital is calculated via the variance-covariance methodology for these risks, covering the risk that volume/margins, net fee and commission income and
operating expenses will deviate from the expected expenses over the horizon of the relevant activities.

Governance and risk management
ING applies an explicit risk appetite statement regarding business risk, focusing on earnings stability and diversification of the business mix. Diversification reduces the risk that volumes and/or margins will suddenly drop due to unexpected changes in the business environment for certain markets and products. Furthermore, the underlying risk types (expense risk, volume-margin risk,

and net fee and commission income risk) are
mitigated and managed differently. Expense risk is monitored and managed via the financial performance of the bank and the local units, whereby the reported expense numbers are compared quarterly with the projected
cost/income ratio. Deviations from this ambition are monitored as part of the financial projections that are
discussed continuously within different parts of the organisation.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Selected statistical information on banking operations
ING Group Annual Report 2021 on Form 20-F 247
Selected Statistical

Information on Banking
Operations
Reference is made to Note 1 ‘ Basis of preparation and significant accounting policies’

of the Consolidated
financial statements for information on Changes in accounting principles, estimates and presentation of the consolidated financial statements and related notes.
The information in this section sets forth selected statistical information regarding the Group’s operations.
Information for 2021, 2020 and 2019 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the
location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer.
However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.
Average balances and interest rates
The following tables show the Group’s operations, average interest-earning assets and average interest

-bearing
liabilities, together with average rates, for the periods indicated. The interest income, interest expense and average yield figures do not reflect interest income and expense on derivatives and other interest income and expense not considered to be directly related to interest-bearing assets and liabilities. These items are reflected in the corresponding interest income, interest expense and net interest income figures in the consolidated financial statements. A reconciliation of the interest income, interest expense and net interest income figures to the corresponding line items in the consolidated financial statements is provided hereunder.
ASSETS
Interest-earning assets
2021 2020 2019
Average
balance
Interest
income
Average
yield %
Average
balance
Interest
income
Average
yield %
Average
balance
Interest
income
Average
yield %
(EUR millions) (EUR millions) (EUR millions)
Time deposits with banks
domestic 2,818 33 1.2 3,495 39 1.1 4,516 49 1.1
foreign 3,718 41 1.1 4,788 57 1.2 4,433 121 2.7
Loans and advances
domestic 186,022 4,313 2.3 187,189 4,831 2.6 190,118 5,673 3.0
foreign 438,174 9,437 2.2 431,665 10,606 2.5 428,646 12,825 3.0
Securities purchased with
agreements to resell
domestic 3,768 0 0.0 5,242 3 0.1 3,722 52 1.4
foreign 61,137 322 0.5 55,682 573 1.0 63,337 1,939 3.1
Interest-earning securities
1
domestic 31,662 242 0.8 33,400 313 0.9 29,892 347 1.2
foreign 53,276 622 1.2 54,542 708 1.3 50,156 917 1.8
Other interest-earning assets
domestic 50,713 13 0.0 43,417 27 0.1 30,659 56 0.2
foreign 71,055 56 0.1 48,453 44 0.1 24,978 66 0.3
Total 902,341 15,080 1.7 867,875 17,201 2.0 830,456 22,047 2.7
Non-interest earning assets 51,012 48,761 54,459
Derivatives assets 23,505 29,423 25,322
Total assets 976,857 946,059 910,238
Percentage of assets
applicable to foreign
operations 68.9% 69.7% 70.0%
Interest income on
derivatives

4,386 4,546 5,499
Other
2
1,585 812 617
Total interest

income
21,051 22,559 28,163
1 Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.
2 Other includes negative interest expense.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Selected statistical information on banking operations
ING Group Annual Report 2021 on Form 20-F 248
LIABILITIES
Interest-bearing liabilities
2021 2020 2019
Average
balance
Interest
expense
Average
yield
Average
balance
Interest
expense
Average
yield
Average
balance
Interest
expense
Average
yield
(EUR millions) % (EUR millions) % (EUR millions) %
Time deposits from banks
domestic 51,928 3 0.0 35,079 10 0.0 17,673 28 0.2
foreign 24,497 76 0.3 18,888 123 0.7 14,270 200 1.4
Demand deposits
domestic 98,236 110 0.1 82,639 121 0.1 66,667 498 0.7
foreign 144,706 19 0.0 124,337 12 0.0 108,193 32 0.0
Time deposits 1
domestic 12,508 35 0.3 11,798 129 1.1 14,019 336 2.4
foreign 5,926 90 1.5 9,538 132 1.4 14,114 300 2.1
Savings deposits
domestic 97,862 –324 –0.3 95,455 77 0.1 93,911 114 0.1
foreign 257,796 482 0.2 267,713 627 0.2 266,470 1,301 0.5
Securities sold under
agreements to repurchase

domestic 3,205 0 – 0 – 36 33 92.8
foreign 55,300 133 0.2 46,225 317 0.7 52,158 1,429 2.7
Commercial paper
domestic 2,712 3 0.1 10,127 12 0.1 13,554 21 0.2
foreign 12,873 23 0.2 13,360 163 1.2 14,143 350 2.5
Short term debt
domestic 3,484 7 0.2 8,995 97 1.1 9,005 159 1.8
foreign 4,190 11 0.3 3,389 28 0.8 3,784 55 1.5
Long term debt
domestic 55,511 1,167 2.1 64,418 1,387 2.2 72,012 1,700 2.4
foreign 14,490 168 1.2 14,994 234 1.6 14,110 317 2.2
Subordinated liabilities
domestic 15,364 573 3.7 16,676 616 3.7 15,304 664 4.3
foreign – –0 – – 77 3 4.3
Other interest
‑
bearing
liabilities
domestic 3,470 12 0.4 2,960 31 1.1 1,472 113 7.6
foreign 6,557 28 0.4 8,173 44 0.5 9,101 121 1.3
Total 870,615 2,616 0.3 834,764 4,159 0.5 800,076 7,773 0.8
Non-interest bearing
liabilities 30,839 31,711 35,010
Derivatives liabilities 21,173 27,232 24,376
Total Liabilities 922,627 893,707 859,461
Group Capital 54,230 52,353 50,777
Total liabilities and capital 976,857 946,059 910,238
Percentage of liabilities
applicable to foreign
operations 60.4% 62.3% 63.5%
Other interest expense:
Interest expenses on
derivatives 3,305 4,227 5,925
other 2 1,130 622 654
Total interest

expense
7,051 9,007 14,353
Total net interest

result
14,000 13,552 13,811
1 These captions do not include deposits from banks.
2 Other includes negative interest income.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Selected statistical information on banking operations
ING Group Annual Report 2021 on Form 20-F 249
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
statements.
2021 over 2020 2020 over 2019
Increase (decrease)
due to changes in
Increase (decrease)
due to changes in
Average
volume
Average
rate
Net
change
Average
volume
Average
rate
Net
change
(EUR millions) (EUR millions)
Interest-earning assets
Time deposits to banks
domestic –8 1 –6 –11 1 –10
foreign –13 –3 –16 10 –74 –64
Loans and advances
domestic –55 –463 –518 –78 –764 –842
foreign 140 –1,309 –1,169 96 –2,316 –2,220
Securities purchased with agreements to
resell
Domestic –1 –2 –3 21 –69 –48
foreign 56 –307 –251 –234 –1,132 –1,366
Interest-earning securities
Domestic –16 –55 –71 41 –75 –35
foreign –16 –69 –85 80 –290 –210
Other interest-earning assets
domestic 5 –18 –14 23 –52 –29
foreign 20 –8 12 62 –84 –22
Interest income
domestic –75 –537 –612 –4 –960 –964
foreign 187 –1,696 –1,509 14 –3,895 –3,882
Total 112 –2,233 –2,121 9 –4,855 –4,846
Other interest income 613 –759
Total interest

income
–1,508 –5,604

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Selected statistical information on banking operations
ING Group Annual Report 2021 on Form 20-F 250
2021 over 2020 2020 over 2019
Increase (decrease)
due to changes in
Increase (decrease)
due to changes in
Average
volume
Average
rate
Net
change
Average
volume
Average
rate
Net
change
(EUR millions) (EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic 5 –12 –7 28 –46 –18
foreign 36 –83 –47 65 –142 –77
Demand deposits

domestic 23 –34 –12 119 –496 –377
foreign 2 5 7 5 –24 –20
Time deposits
domestic 8 –101 –93 –53 –154 –207
foreign –50 8 –42 –97 –70 –167
Savings deposits
domestic 2 –403 –401 2 –39 –37
foreign –26 –119 –146 6 –680 –674
Short term debt
domestic –59 –31 –90 –0 –62 –62
foreign 7 –23 –17 –6 –22 –27
Securities sold under agreements to
repurchase

domestic –145 144 –0 –41 8 –33
foreign 62 –245 –183 –162 –950 –1,113
Commercial paper
domestic –8 –1 –9 –5 –4 –10
foreign –6 –134 –140 –19 –168 –187
Long term debt
domestic –192 –28 –219 –179 –134 –313
foreign –8 –58 –66 20 –103 –83
Subordinated liabilities
domestic –49 6 –43 59 –107 –47
foreign – – – –3 0 –3
Other interest-bearing liabilities
domestic 5 –24 –19 114 –195 –81
foreign –9 –7 –16 –12 –64 –77
Interest expense
domestic –409 –483 –892 44 –1,230 –1,186
foreign 8 –658 –650 –205 –2,224 –2,428
Total –401 –1,141 –1,542 –161 –3,454 –3,615
Other interest expense –414 –1,731
Total interest

expense
–1,956 –5,345
Net interest
domestic 334 –53 281 –48 270 222
foreign 179 –1,039 –859 218 –1,672 –1,454
Net interest 513 –1,092 –579 170 –1,402 –1,231
Other net interest result

1,027 972
Net interest result 448 –259
The following table shows the interest spread and net interest margin for the past two years.
2021 2020
Average rate Average rate
% %
Interest spread
Domestic
1.1

1.1

Foreign
1.5

1.7

Total
1.3

1.5

Net interest margin
Domestic
1.0

1.0

Foreign
1.5

1.7

Total
1.3

1.5

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Selected statistical information on banking operations
ING Group Annual Report 2021 on Form 20-F 251
Investments in debt securities
The following tables

show the weighted average yield of ING’s investments on debt securities measured at amortised cost and fair value through other comprehensive income. The weighted average yield is calculated as follows:
Nominal value * coupon rate * remaining maturity

Nominal value * remaining maturity
Weighted average

yield
2021
1 year or
less
Between
1 and 5
years
Between 5
and 10
years
Over 10
years
Fair value through other comprehensive income
Government bonds 2.61% 2.02% 1.34% 3.00%
Sub-sovereign, Supranationals and Agencies 3.01% 2.40% 0.51% 0.66%
Covered bonds 0.73% 0.28% 0.21%
Corporate bonds 0.88% 0.82% 0.13%
Financial institutions bonds 0.47% 1.25% 0.06%
ABS portfolio 0.14% 0.11% 0.13%
(1) Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on tax-
equivalent basis.
Weighted average

yield
2021
1 year or
less
Between
1 and 5
years
Between 5
and 10
years
Over 10
years
Securities at amortised cost
Government bonds 2.13% 2.44% 1.18% 4.43%
Sub-sovereign, Supranationals and Agencies 2.07% 1.37% 0.42% 0.40%
Covered bonds 0.67% 0.37% 0.10%
Corporate bonds 1.25% 0.12% 0.67%
Financial institutions bonds 0.52% 1.11% 0.18%
ABS portfolio 0.02% 1.20% 0.69%
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

Maturities and sensitivity of loans to changes in interest rates
The following table analyses loans and advances to banks and customers by time remaining until maturity as of
31 December 2021.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Selected statistical information on banking operations
ING Group Annual Report 2021 on Form 20-F 252
2021
1 year
or less
1 year
to 5 years
5 years
through 15
years
After 15
years Total
By domestic offices:
Loans guaranteed by public authorities 1,028 2,323 9,499 10,920 23,770
Loans secured by mortgages 5,857 18,858 43,806 46,329 114,849
Loans guaranteed by credit institutions 6,362 900 16 7,278
Other private lending 859 835 704 179 2,577
Other corporate lending 25,507 14,348 2,647 274 42,777
Total domestic offices 39,613 37,264 56,673 57,701 191,251
By foreign offices:
Loans guaranteed by public authorities 3,970 6,297 6,353 942 17,563
Loans secured by mortgages 25,805 63,766 85,516 74,656 249,743
Loans guaranteed by credit institutions 16,938 2,039 1,362 2,277 22,616
Other private lending 6,941 12,279 3,784 1,679 24,682
Other corporate lending 62,708 67,958 16,702 785 148,153
Total foreign

offices
116,364 152,339 113,717 80,338 462,758
Total gross loans and advances

to banks and customers
155,977 189,602 170,390 138,039 654,009
The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of 31 December 2021 for loans and advances due after one

year.
Predetermined
interest rates
Floating or
adjustable interest
rates (1)
Loans guaranteed by public authorities 27,230 9,106
Loans secured by mortgages 233,819 99,133
Loans guaranteed by credit institutions 3,309 3,262
Other private lending 15,789 3,671
Other corporate lending 19,727 82,987
Total 299,873 198,159
(1)

Loans that have an interest rate that remains fixed for

more than one year and which can then be changed are classified as “adjustable interest rates”.
Allowance for credit losses
The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2021, 2020 and 2019 under IFRS-IASB.
Movements in allocation of the provision for loan losses on loans

2021 2020 2019
Balance on 1 January 5,854 4,645 4,568
Effect of changes in accounting policy
Change in the composition of the Group
Write-offs -854 -1,200 -1,030
Recoveries 45 39 55
Net write-offs -809 -1,160 -975
Additions and other adjustments (included in value Adjustments to receivables of the Banking
operations) 324 2,369 1,052
Balance on 31 December 5,368 5,854 4,645
Average loans and advances to banks and customers 644,853 645,134 644,139
Ratio of net charge
‑
offs to average loans and advances to banks and

customers
0.13% 0.18% 0.15%
Ratio of allowance for credit losses to total loans and advances to banks and customers
outstanding 0.82% 0.94% 0.72%
Although Covid-19 has had a negative impact on the global

economy, defaults in our portfolio have been limited
in 2021. This both reflects the quality of our loan portfolio and the impact of government support schemes.
However,

due to the ongoing pandemic as well as strained supply chains, staffing shortage and rising prices,
uncertainty remains. As it is expected that additional defaults as a result of the Covid-19 crisis will still come in,
especially in certain sectors, a sector-based management adjustment was calculated. Risk costs further include management adjustment related to residential mortgages to reflect the potential impact of higher inflation and rising interest rates on customers’ ability to pay and expected negative impact on property valuations. Reference is made to Note 1 ‘Basis of preparation and significant accounting policies’ and ‘Additional information – Risk
Management’ for detailed information on loan loss provisioning.

Contents
Part I
Part II
Part III
Additional information
Financial Statements
>

Selected statistical information on banking operations
ING Group Annual Report 2021 on Form 20-F 253
Deposits
Reference is made to ‘Additional information – Average

balances and interest rates’ for detailed information on
average amount of and the average rate paid on deposit categories.

For the years ended 31 December 2021, 2020 and 2019 the aggregate amount of deposits by foreign depositors
in domestic offices was EUR 29,696 million,

EUR 27,850 million and EUR 27,649 million,

respectively.
Uninsured deposits
For the years ended 31 December 2021 and 2020 the amount of uninsured deposits, which were not covered by
DGS, was EUR 162,983 million and EUR 171,802 million,

respectively.
Deposit guarantee schemes (DGS) reimburse a limited amount to compensate depositors whose bank has failed.
A fundamental principle underlying DGS is that they are funded entirely by banks, and that no taxpayer funds are
used. Under EU rules, the Deposit Guarantee Scheme (DGS) guarantees deposits up to a maximum of EUR
100,000 per depositor in case of a bank failure.

On 31 December 2021, the amount of time deposits

in excess of (local) deposit insurance regime and time
deposits which are otherwise uninsured is as follows:
Time deposits in excess on
deposit insurance regime
Other uninsured

Time deposits
(EUR millions) (EUR millions)
3 months or less 1,954 18,381
6 months or less but over 3 months 416 3,140
12 months or less but over 6 months 467 1,138
Over 12 months 542 69,525
Total 3,380 92,184
For further detailed information on deposits reference is made to Note 12 ‘Deposits from banks’ and Note 13 ‘
Customer deposits’ of the consolidated financial statements.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F F -254
Contents
Report of Independent Registered Public Accounting Firm

Consolidated financial statements

Consolidated statement of financial position
F-
258
Consolidated statement of profit or loss
F-
259
Consolidated statement of comprehensive income
F-
260
Consolidated statement of changes in equity
F-
261
Consolidated statement of cash flows
F-
264
Notes to the consolidated financial statements

1
Basis of preparation and accounting policies
F-
266
Notes to the consolidated statement of financial position
2
Cash and balances with central banks
F-
290
3
Loans and advances to banks
F-
290
4
Financial assets at fair value through profit or loss

5
Financial assets at fair value through other comprehensive income
F-
292
6
Securities at amortised cost
F-
293
7
Loans and advances to customers

8
Investments in associates and joint ventures

9
Property and equipment
F-
296
10
Intangible assets
F-
297
11
Other assets
F-
299
12
Deposits from banks
F-
299
13
Customer deposits
F-
299
14
Financial liabilities at fair value through profit or loss
F-
299
15
Provisions
F-
300
16
Other liabilities

17
Debt securities in issue
F-
302
18
Subordinated loans
F-
302
19
Equity
F-
303
Notes to the consolidated statement of profit or loss
20
Net interest income

21
Net fee and commission income
F-
310
22
Valuation results and net trading income
F-
310
23
Investment income
F-
311
24
Result on disposal of group companies
F-
312
25
Net result on derecognition of financial assets measured at amortised cost
F-
312
26
Other income
F-
312
27
Staff expenses
F-
313
28
Other operating expenses
F-
314
29
Audit fees
F-
314
30
Earnings per ordinary share
F-
315
31
Dividend per ordinary share
F-
315
Notes to the consolidated statement of cashflows
32
Net cash flow from operating activities
F-
316
33
Changes in liabilities arising from financing activities
F-
316
34
Cash and cash equivalents
F-
316

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F F -255
Segment reporting
35
Segments
F-
317
36
Information on geographical areas
F-
324
Additional notes to the consolidated financial statements
37
Pension and other post-employment benefits
F-
326
38
Taxation
F-
329
39
Fair value of assets and liabilities
F-
332
40
Derivatives and hedge accounting
F-
343
41
Assets by contractual maturity
F-
352
42
Liabilities and off-balance sheet commitments by maturity
F-
354
43
Transfer of financial assets, assets pledged and received as collateral
F-
357
44
Offsetting financial assets and liabilities
F-
358
45
Contingent liabilities and commitments
F-
363
46
Legal proceedings
F-
364
47
Consolidated companies and businesses acquired and divested
F-
367
48
Principal subsidiaries
F-
368
49
Structured entities
F-
369
50
Related parties
F-
371
51
Capital management
F-
373
52
Subsequent events
F-
376

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F F -256
To

the Shareholders and the Supervisory Board ING Groep N.V.
Opinion on the consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of ING Groep N.V. and subsidiaries

(the
Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, the related notes and the specific disclosures described in Note 1 as being part of the consolidated financial statements
(collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly,

in
all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with
International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013)

issued by the Committee of Sponsoring Organizations of
the Treadway Commission and our report dated March 7, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Changes in Accounting Principles
As discussed in Note 1.4.1 to the financial statements, the Company changed its method of accounting and disclosures for certain financial Instruments as of January 1, 2021 due to the adoption of ‘Interest Rate Benchmark Reform – Phase 2
– amendments to IFRS9, IAS 39, IFRS7, IFRS 4 and IFRS 16’.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of expected credit losses on loans and

advances to customers and loans and advances
to banks
As discussed in the Credit Risk section on pages 163-205 and in Note 3 and Note 7 in the consolidated financial statements, the loans and advances to customers amount to EUR 625 billion and loans and advances to banks amount to
EUR 24 billion as at 31 December 2021. These loans and advances are measured at amortised cost, less expected credit losses (‘ECL’) of EUR 5.3 billion.

Management estimated ECL using three components: probability of default (‘PD’), loss given default (‘LGD’) and exposure at default (‘EAD’). Management applied forward looking economic scenarios with associated weights. Relevant macroeconomic factors include the gross domestic product (‘GDP’), house price index (‘HPI’) and unemployment rate.
The recent economic conditions are outside the bounds of historical experience used to develop ECL model methodologies and result in greater uncertainties to estimate ECLs. These uncertainties are addressed by judgemental overlays by management.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F F -257
We identified the assessment of ECL on loans and advances to customers and loans and advances to banks as a critical audit matter because of the significant and complex auditor judgment and specialized skills and knowledge required to evaluate the following elements of the overall ECL estimate:

—
the judgements used to develop PD, LGD and EAD, including model or manual determined expected future recovery cash flow assessments of individual loan provisions for impaired loans;

—
the recalibration of existing IFRS 9 credit risk models and redevelopment of IFRS 9 credit risk models to reflect the new definition of default applied in credit risk management of the bank and the update of data history;
—
use of forward-looking macroeconomic forecasts in the ECL, including GDP,

HPI and unemployment rate;

—
the consistent identification and application of criteria for significant increase in credit risk (‘SICR’);
—
calculation of management overlays to the modelled ECL due to the increased uncertainty in the forecast of future economic conditions. These management overlays included specific sectorial wholesale and retail lending overlays and overlays to residential mortgages.
The following are the primary procedures we performed to address this critical audit matter.

—
We evaluated the design and tested the operating effectiveness of certain internal controls related to the ECL process for loans and advances to customers and banks. This included controls related to the assumptions (including
PD, LGD, EAD and macroeconomic forecasts), review of model outputs, the application of the new definition of default, the update of data history, governance and monitoring of the ECL, reconciliations, determination of credit risk ratings, the estimated future recovery cash flows of individual loan provisions and management overlays to the modelled ECL.
—
We involved credit risk professionals with specialised skills and knowledge who assisted in evaluating the assumptions to determine the PD, LGD, and EAD parameters in models used by the Company to determine the collective provisions including the evaluation of the recalibrated and redeveloped credit risk models. In addition, assessing management overlays recorded to the ECL, including sectorial wholesale and retail lending overlays and overlays to residential mortgages. This included reperforming back testing of certain models to evaluate current model performance. We considered the impact these overlays have on model calculations and results when reaching our conclusions.
—
We involved economic professionals with specialised skills and knowledge, who assisted in assessing the
Company’s methodology to determine the macroeconomic forecasts used in the ECL. We tested the reasonableness of management’s forecasts against other external benchmarks and our own internal forecasts.
—
We involved corporate finance professionals with specialised skills and knowledge, who assisted in examining the methodologies, cash flows and collateral values used in expected future recovery cash flow assessments of individual loan provisions for impaired loans. We challenged management’s use of recovery scenarios and expected cash flows considering industry trends and comparable benchmarks, recalculated recovery amounts and performed reconciliations.
—
We evaluated the identification of SICR in loans by challenging the scope of management’s criteria used in staging assessments, consistent application of the thresholds applied within each criterion, and the ability of staging criteria to identify SICR prior to loans being credit impaired.
/s/ KPMG Accountants N.V.
We have served as the Company’s auditor since 2016.
Amstelveen, The Netherlands
March 7, 2022

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F F -258
Consolidated statement

of financial position
As at 31 December
in EUR million
2021 2020 2021 2020
Assets Liabilities
Cash and balances with central banks

2
106,520
111,087
Deposits from banks

12
85,092
78,098
Loans and advances to banks

3
23,592
25,364
Customer deposits

13
617,400
609,517
Financial assets at fair value through profit or loss

4
Financial liabilities at fair value through profit or loss

14
– Trading assets
51,381
51,356
– Trading liabilities
27,113
32,709
– Non-trading derivatives
1,536
3,583
– Non-trading derivatives
2,120
1,629
– Designated as at fair value through profit or loss
6,355
4,126
– Designated as at fair value through profit or loss
41,808
48,444
– Mandatorily at fair value through profit or loss
42,684
44,305
Current tax liabilities
271
342
Financial assets at fair value through other comprehensive income

5
30,635
35,895
Deferred tax liabilities

38
311
343
Securities at amortised cost

6
48,319
50,587
Provisions

15
995
691
Loans and advances to customers

7
625,122
593,970
Other liabilities

16
12,839
11,609
Investments in associates and joint ventures

8
1,587
1,475
Debt securities in issue

17
91,784
82,065
Property and equipment

9
2,515
2,841
Subordinated loans

18
16,715
15,805
Intangible assets

10
1,156
1,394
Total liabilities
896,448
881,250
Current tax assets
549
419
Deferred tax assets

38
1,303
1,596
Equity

19
Other assets

11
5,996
5,893
Share capital and share premium
17,144
17,128
Other reserves
-540
2,342
Retained earnings
35,462
32,149
Shareholders’ equity (parent)
52,066
51,619
Non-controlling interests
736
1,022
Total equity
52,802
52,640
Total assets
949,250
933,891
Total liabilities and equity
949,250
933,891
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F F -259
Consolidated statement

of profit or loss

for the years ended 31 December
in EUR million 2021 2020 2019 2021 2020 2019
Continuing operations
Interest income using effective interest

rate method
18,577
20,715
25,056
Addition to loan loss provisions

516
2,675
1,120
Other interest income
2,474
1,843
3,107
Staff expenses

27
5,941
5,812
5,755
Total interest

income

21,051
22,559
28,163
Other operating expenses

28
5,251
5,341
4,598
Total expenses

11,708
13,828
11,472
Interest expense using effective interest

rate method
-5,085
-7,402
-11,268
Other interest expense
-1,966
-1,605
-3,084
Result before tax
8,385
3,399
5,653
Total interest

expense

-7,051
-9,007
-14,353
Taxation

38
2,306
1,070
1,652
Net interest income

20
14,000
13,552
13,811
Net result
6,079
2,329
4,001
Fee and commission income
5,004
4,514
4,439
Net result (before non-controlling interests)
6,079
2,329
4,001
Fee and commission expense
-1,487
-1,503
-1,571
Net result attributable to Non-controlling interests
128
78
99
Net fee and commission income

21
3,517
3,011
2,868
Net result attributable to shareholders of the parent
5,951
2,250
3,903
Valuation results and net trading income

22
2,065
474
-159
in EUR
Investment income

23
167
152
188
Earnings per ordinary share

30
Share of result from associates and joint ventures

8
141
66
82
Basic earnings per ordinary share
1.53
0.58
1.00
Impairment of associates and joint ventures

8
-3
-235
-34
Diluted earnings per ordinary share
1.53
0.58
1.00
Result on disposal of group companies

24
-29
-3
117
Net result on derecognition of financial assets measured at amortised cost

25
-0
189
38
Other income

26
236
20
214
Total income
20,093
17,227
17,125
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F F -260
Consolidated statement

of comprehensive income
for the years ended 31 December
in EUR million 2021 2020 2019
Net result (before non-controlling interests)
6,079
2,329
4,001
Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations property in own use
-2
-7
58
Remeasurement of the net defined benefit asset/liability

37
95
28
58
Net change in fair value of equity instruments at fair value through other comprehensive income
96
-335
139
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss
37
-19
-116
Items that may subsequently be reclassified to the statement of profit or loss:
Net change in fair value of debt instruments at fair value through other comprehensive income
-186
25
-42
Realised gains/losses on debt instruments at fair value through other comprehensive income
reclassified to the statement of profit or loss
-42
-34
-34
Changes in cash flow hedge reserve
-1,955
355
640
Exchange rate differences
143
-1,620
-29
Share of other comprehensive income of associates and joint ventures and other income
-3
6
Total comprehensive

income
4,262
728
4,674
Comprehensive income attributable to:
Non-controlling interests
-247
133
142
Equity holders of the parent
4,509
595
4,532
4,262
728
4,674
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.
For the disclosure on the income tax effects on each component of the other comprehensive income reference is made to Note 38 ‘Taxation’.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F F -261
Consolidated statement

of changes in equity

in EUR million
Share capital
and share
premium
Other
reserves
Retained
earnings
Shareholders'
equity (parent)
Non-
controlling
interests
Total
equity
Balance as at 31 December 2020
17,128
2,342
32,149
51,619
1,022
52,640
Net change in fair value of equity instruments at fair value through other comprehensive income
101
-6
94
2
96
Net change in fair value of debt instruments at fair value through other comprehensive income
-173
-173
-13
-186
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss
-40
-40
-1
-42
Changes in cash flow hedge reserve
-1,603
-1,603
-352
-1,955
Realised and unrealised revaluations property in own use
-13
11
-2
-2
Remeasurement of the net defined benefit asset/liability

37
95
95
95
Exchange rate differences and other
153
153
-10
143
Share of other comprehensive income of associates and joint ventures and other income
-21
18
-3
-3
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss
37
37
37
Total amount

recognised directly in other comprehensive income net of tax
-1,465
23
-1,442
-375
-1,817
Net result
191
5,760
5,951
128
6,079
Total comprehensive

income net of tax
-1,274
5,782
4,509
-247
4,262
Dividends and other cash distributions

31
-2,342
-2,342
-40
-2,382
Share buyback programme
-1,604
-140
-1,744
-1,744
Changes in treasury shares
-4
-4
-4
Employee stock option and share plans
16
12
29
29
Balance as at 31 December 2021
17,144
-540
35,462
52,066
736
52,802
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 19 ‘Equity’.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F F -262
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

37
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

31
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F F -263
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

37
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

31
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form

20-F
F -264
Consolidated statement

of cash flows
for the years ended 31 December
in EUR million
2021 2020 2019 2021 2020 2019
Cash flows from operating activities 32 Disposals and redemptions: – Associates and joint ventures
57
24
67
Result before tax
8,385
3,399
5,653
– Disposal of subsidiaries, net of cash disposed
27
-3
Adjusted for: – Depreciation and amortisation
834
829
789
- Financial assets at fair value through other
comprehensive income
17,750
14,571
13,390
– Addition to loan loss provisions
516
2,675
1,120
- Securities at amortised cost
46,933
31,918
13,001
– Other non-cash items in Result before tax
-1,190
1,671
1,213
– Property and equipment
39
75
81
Taxation

paid
-1,873
-1,734
-2,345
– Loans sold
744
Changes in:
–

Net change in Loans and advances to/from banks, not
available/payable on demand
8,700
53,078
-3,911
– Other investments
0
12
34
–

Net change in Trading assets and Trading

liabilities
-5,620
2,566
-2,568
Net cash flow from/(used in) investing activities

6,220
-8,487
-2,495
–

Loans and advances to customers
-27,860
2,876
-16,687
–

Customer deposits
10,339
39,740
18,040
Cash flows from financing activities 33
–

Other
32
-7,175
-3,856
11,752
Proceeds from debt securities
85,113
65,308
90,793
Net cash flow from/(used in) operating activities

-14,943
101,243
13,055
Repayments of debt securities
-76,150
-99,212
-94,497
Proceeds from issuance of subordinated loans
3,163
2,165
3,429
Cash flows from investing activities Repayments of subordinated loans
-2,449
-2,786
-933
Investments and advances: - Acquisition of subsidiaries, net of cash acquired
-17
Repayments of principal portion of lease liabilities
-301
-273
-271
- Associates and joint ventures
-91
-24
-507
Purchase/sale of treasury shares
-1,608
5
1
- Financial assets at fair value through other comprehensive income
-13,186
-16,949
-16,270
Dividends paid
-2,382
-3
-2,679
- Securities at amortised cost
-44,945
-37,522
-12,268
Other financing
1
-1
2
– Property and equipment
-184
-287
-355
Net cash flow from/(used in) financing activities
5,387
-34,796
-4,154
– Other investments
-179
-300
-395
Net cash flow
-3,335
57,960
6,406
Cash and cash equivalents at beginning of year 34
111,566
54,031
47,529
Effect of exchange rate

changes on cash and cash equivalents
-565
-425
95
Cash and cash equivalents at end of year 34
107,665
111,566
54,031

Contents
Part I

Part II

Part III
Additional information
Financial Statements
ING Group Annual Report 2021 on Form 20-F F -265
Consolidated statement

of cash flows - continued
As at 31 December 2021, Cash and cash equivalents includes

cash and balances with central banks of EUR
106,520

million (2020: EUR
111,087

million; 2019: EUR
53,202

million). In 2020 the increase was mainly driven by
ING’s participation of EUR
59.5

billion in the targeted longer-term refinancing operations (TLTRO III), which were mainly placed on deposit with the ECB as at 31 December

2020, and by increased customer deposits. Reference is
made to Note 34 ‘Cash and cash equivalents’.

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.
The table below presents the Interest and dividend received and paid.
in EUR million 2021 2020 2019
Interest received
21,496
23,352
28,957
Interest paid
-8,705
-9,672
-14,550
12,791
13,680
14,407
Dividend received
1
172
144
219
Dividend paid
-2,382
-3
-2,679
1

Includes dividends received as recognized within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, Financial assets at fair value through OCI, and from Investments in associates and joint ventures. Dividend paid and received from trading positions have been included.
Dividends received from associates and joint ventures are included in investing activities, interest received, interest paid and other dividends received are included in operating activities and dividend paid is included in
financing activities in the Consolidated statement of cash flows.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -266
Notes to the Consolidated financial

statements
1

Basis of preparation and significant accounting policies
1.1 Reporting entity and authorisation of the Consolidated financial statements
ING Groep N.V.

is a company domiciled in Amsterdam, the Netherlands. Commercial

Register of Amsterdam,
number 33231073. These Consolidated financial statements, as at and for the year ended 31

December 2021,
comprise ING Groep N.V.

(the Parent company) and its subsidiaries, together referred to as ING Group. ING
Group is a global financial institution with a strong European base, offering a wide range of retail and
wholesale banking services to customers in over
40

countries.

The ING Group Consolidated financial statements, as at and for the year ended 31 December 2021,

were
authorised for issue in accordance with a resolution of the Executive Board on 7 March 2022. The

Executive
Board has the power to amend the financial statements as long as these are not adopted by the General
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
The ING Group Consolidated financial statements have been prepared on a going concern basis and there are no significant doubts about the ability of ING Group to continue as a going concern. In 2021 ING Group’s capital
and liquidity position remained strong despite the Covid-19 impact and ING Group has sufficient buffers to
withstand certain adverse scenarios without breaching currently applicable and likely future requirements.
Strong capital position allowed ING Group to pay cash dividends and other cash distributions to the shareholders during 2021, as well as to announce and to start execution of a share buyback programme.
Reference is made to Note 19 ‘Equity’.
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
1.2.2 Reconciliation between IFRS-EU and IFRS-IASB
The published 2021 Consolidated financial statements of ING Group are prepared in accordance with IFRS-EU.
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -267
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
This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve-
out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the
possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied
alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Annual Report on Form 20- F.
A reconciliation between IFRS-EU and IFRS-IASB is included below.
Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United
States of America (US GAAP).

Reconciliation net result under IFRS-EU and IFRS-IASB
in EUR million
2021 2020 2019
In accordance with IFRS-EU (attributable to the shareholders of the parent)
4,776
2,485
4,781
Adjustment of the EU IAS 39 carve-out
1,603
-410
-1,181
Tax effect

of the adjustment
1)
-429
176
303
Effect of adjustment after tax
1,174
-234
-878
In accordance with IFRS-IASB (attributable to the shareholders of the parent)
5,951
2,250
3,903
1)

includes the effect of changes in tax rate.
Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB in EUR million
2021 2020 2019
In accordance with IFRS-EU (attributable to the shareholders of the parent)
53,919
54,637
53,769
Adjustment of the EU IAS 39 carve-out
-2,490
-4,081
-3,658
Tax effect

of the adjustment
637
1,063
885
Effect of adjustment after tax
-1,853
-3,018
-2,773
In accordance with IFRS-IASB Shareholders’ equity
52,066
51,619
50,996
1.3 Impact of Covid-19
In 2021, the Covid-19 pandemic continued to have an impact on people,

businesses and the economy. While
vaccination rates continued to increase and Covid-19 related restrictions were lifted in some jurisdictions in the first part of 2021, the end of 2021 was again marked by new waves of infections, supply chain disruptions, rising energy prices and increasing inflation impacting companies and consumers. In many countries,
governments have adopted economic support programs. In addition, various initiatives have been taken by ING to support our clients to manage these extraordinary times by way of granting, amongst others, temporary payment holidays.
Governments in almost all Retail Banking countries have adopted measures providing for payment holidays.
During 2020 and 2021, in line with the EBA moratoria guidelines,

approximately
137

thousand customers had
been granted payment holidays under schemes that were eligible under the EBA moratoria guidelines. The total exposure of loans for which a payment holiday was granted amounts to EUR
15.3

billion of which over
57
% were for customers located in the Netherlands and Belgium. At the end of 2021,
99.8
% of granted
payment holidays had expired.
As government support measures will, or have already ended, and Covid-19 remains a threat as was evidenced
with the emergence of the omicron variant at the end of 2021, Covid-19 is still bringing uncertainties and risks.
Certain sector were particularly impacted by the Covid-19 pandemic. An economic sector-based adjustments of
EUR
341

million was taken in December 2021 because of delays in defaults occurring in the Covid-19 related
crisis, mainly as a result of government support programmes, while GDP growth forecasts as well as unemployment rates and house prices improved over 2021 and which triggered releases of the model based
provisions.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -268
For further information on payments holidays and management adjustments applied, reference is made to the
‘Credit risk’ paragraph of the ‘Risk management’ section.
As a result of the economic effects of Covid-19 estimation uncertainty and level of management judgement remains at an elevated level in 2021 compared to before the Covid-19 pandemic, particularly in the estimation of loan loss provisions (including the need for management adjustments) and impairment assessment of an
investment in an associate. Reference is made to paragraph 1.5 ‘Significant judgements and critical accounting estimates and assumptions’ for further explanation.
1.4 Changes to accounting policies and presentation
ING Group has consistently applied its accounting policies to all periods presented in these Consolidated
financial statements.
In 2021, in note 21 ‘Net fee and commission income’, ING Group changed the presentation of net fee and commission income to better align with internal management and monitoring. Comparative figures for 2020 and 2019 have been updated accordingly.
1.4.1 Changes in IFRS effective in 2021
The following amended standards became effective in 2021:
◾ Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and
Measurement’, IFRS 16 ‘Leases’,

IFRS 4 ‘Insurance Contracts’ and IFRS 7 ‘Financial Instruments:
Disclosures’: ‘IBOR Reform and its Effects on Financial Reporting – Phase 2’ (issued in August 2020);
◾ Amendments to IFRS 16 ‘Leases’: ‘Covid-19-Related Rent Concessions’ (issued in May 2020).
The IBOR Reform – Phase 2 amendments relate mainly to accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities due to the IBOR reform and impact on hedge
accounting when an existing benchmark rate is reformed or replaced with an alternative risk free rate.
Specifically, Phase 2 amendments require that the effective interest rate on debt financial instruments is
adjusted, and hedge accounting continues on transition to risk free rates, but only to the extent that the modifications made to financial instruments are those necessary to implement the IBOR Reform and that the
new basis for calculating cash flows is ‘economically equivalent’ to the previous basis. By applying these mandatory amendments, ING Group avoids recognising modification gains and losses on debt instruments that
would otherwise be required in the absence of Phase 2 amendments

(changes to debt instruments resulting
from IBOR Reform are treated as a reset to the instrument’s variable interest rate). In addition, ING Group avoids hedge accounting discontinuations when modifying both hedged items and hedging instruments (and
related hedge documentation) as a consequence of IBOR reform that would otherwise be required in the absence of Phase 2 amendments. Refer to ‘Risk Management’ section

– ‘Market Risk’ for more details.
Although ING Group has significant exposures to IBORs,

the transition to the new risk free rates did not have a
material impact in 2021 partially due to the IBOR amendments to IFRS 9 and IAS 39 as described above.
The amendments to IFRS 16 ‘Leases’ provide lessees with an

exemption from assessing whether a Covid-19-
related rent concession is a lease modification. As ING Group did not receive rent concessions as a lessee, these amendments had no impact on the accounting policies

of ING Group.
ING Group has not early adopted any standard, interpretation or amendment in 2021 which has been issued, but is not yet effective.
1.4.2 Upcoming changes in IFRS after 2021
The following published amendments are not mandatory for 2021 and have not been early adopted by ING
Group. ING Group is still currently assessing the detailed impact of these amendments.

However, the
implementation of these amendments is expected to have no significant impact on ING Group’s Consolidated financial statements.
Effective in 2022:
◾ Amendments to IFRS 3 ‘Business Combinations’: Reference to the Conceptual Framework (issued in May
2020).
◾ Amendments to IAS 16 ‘Property, Plant and Equipment’: Proceeds before Intended Use (issued in May
2020).
◾
Amendments to IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’:

Onerous Contracts —
Cost of Fulfilling a Contract (issued in May 2020).
◾ Annual improvements to IFRS Standards 2018-2020 Cycle: Amendments to IFRS 1 ‘First-time Adoption of
International Financial Reporting Standards’, amendments to IFRS 9 ‘Financial Instruments’ and amendments to IFRS 16 ‘Leases’ (issued in May 2020).

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -269
Effective in 2023:
◾ Amendments to IAS 1 ‘Presentation of Financial Statements’: Classification of Liabilities as Current or Non-
current (issued in January 2020).

◾ Amendments to IAS 1 ‘Presentation of Financial Statements’: Disclosure of Accounting Policies (issued in
February 2021).
◾ Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’: Definition of
Accounting Estimates (issued in February 2021).
◾
Amendments to IAS 12 ‘Income Taxes’: Deferred Tax

Related to Assets and Liabilities Arising From a Single
Transaction (issued in May 2021).
IFRS 17 ‘Insurance contracts’

– effective in 2023
In May 2017, the IASB issued IFRS 17 ‘Insurance Contracts’, a new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4
‘Insurance Contracts’,

which allowed diversity in accounting practices for insurance contracts. In June 2020, the
IASB published amendments to IFRS 17 including a scope

exclusion for credit card contracts and similar
contracts that provide insurance coverage, and an optional scope exclusion for loans with death waivers. ING
Group does not have insurance business, but mainly sells insurance products as a broker where it does not run
the insurance risk. ING Group is currently assessing the detailed impact of adopting this Standard
.
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

◾ Provisions; and
◾
Accounting for Targeted

Longer-Term

Refinancing Operations (TLTRO).

For further discussion of the significant judgements and critical accounting estimates and assumptions in these
areas, reference is made to the relevant parts in paragraph 1.6 ‘Financial instruments’

(specifically 1.6.8
‘Impairment of financial assets’, 1.6.3 for ‘Fair values of financial assets and liabilities’,

1.10 ‘Investments in
associates and joint ventures’, 1.16 ‘Provisions, contingent liabilities and contingent assets’ and 1.6.9
‘Accounting for

Targeted Longer-Term

Refinancing Operations (TLTRO)’)

of this note and the applicable notes
to the Consolidated financial statements.
1.6 Financial instruments
1.6.1 Recognition and derecognition of financial instruments
Recognition of financial assets
Financial assets are recognised in the balance sheet when ING

Group becomes a party to the contractual
provisions of the instrument. For a regular way purchase or sale of a financial asset, trade date and settlement date accounting is applied depending on the classification of the financial asset.
Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired
or where ING Group has transferred the rights to receive the cash flows from the financial asset or assumed an obligation to pass on the cash flows and has transferred substantially all the risks and rewards of the asset. If
ING Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognises the financial asset if it no longer has control over the asset. The difference between the
carrying amount of a financial asset that has been extinguished and the consideration received is recognised in
profit or loss.
Recognition of financial

liabilities

Financial liabilities are recognised on the date that the entity becomes a party to the contractual provisions of
the instrument.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -270
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
◾ Amortised Cost (AC):
Debt instruments that are held for collection of contractual cash flows under a HtC business model where
those cash flows represent SPPI are measured at AC. Interest income from these financial assets is included in Interest income using the EIR method. Any gain or loss arising on derecognition is recognised
directly in profit or loss. Impairment losses are presented as a separate line item in the statement of
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

Fair value movements on

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -271
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

ING Group reclassifies debt instruments if, and only if, its business model for managing those financial assets changes. Such changes in business models are expected to be very infrequent. There have been no reclassifications during the reporting period.
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
However,

if there is a material difference between the transaction price and the fair value of financial instruments whose fair value is based on a valuation technique using significant unobservable inputs,

the
entire day one difference (a ‘Day One profit or loss’) is deferred. ING Group defers the Day One profit or loss relating to financial instruments classified as Level 3 and financial instruments with material unobservable
inputs into CVA which are not necessarily classified as Level 3. The deferred Day One profit or loss is recognised in the statement of profit or loss over the life of the transaction until the transaction matures or until the observability improves. In all other cases, ING Group recognises the difference as a gain or loss at inception.
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -272
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
Price testing is performed to assess whether the process of valuation has led to an appropriate fair value of the position and to minimise the potential risks of economic losses due to incorrect or misused models.

Assessing whether a market is active, and whether an input is observable and significant, requires judgement.
ING Group categorises its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three level hierarchy based on the observability and significance of the valuation inputs. The use of different approaches to assess whether a market is active, whether an input is observable, and whether an unobservable

input is significant could produce different
classification within the fair value hierarchy as well as potentially different deferral of the Day One profit or loss.
Reference is made to note 39 ‘Fair value of assets and liabilities’ and to the ‘Market risk’ paragraph in the ‘Risk management’ section of the Annual

Report for the basis of the determination of the fair value of financial instruments and related sensitivities.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -273
1.6.4

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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -274
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
More specifically, the following temporary reliefs are part of the Phase 1 amendments:
◾ Highly probable requirement for cash flow hedges
◾ When determining whether a forecast transaction is highly probable, it is assumed that the interest rate benchmark on which the hedged cash flows are based is

not altered as a result of the reform.
◾ Prospective assessment of hedge effectiveness
◾
When performing the prospective assessment it is assumed that the interest rate benchmark on which the
hedged cash flows are based is not altered as a result of the reform.
◾ Retrospective assessment of hedge effectiveness
◾ When performing the retrospective assessment hedges are allowed to pass the assessment even if actual results are outside the 80-125% range, during the period of uncertainty arising from the IBOR reform.
◾ Designation of a component of an item as a hedged item
◾ For hedges of the benchmark component of interest rate risk affected by the reform, the separately identifiable requirement only needs to be demonstrated at the inception of such hedging relationships
(including macro hedges).
The amendments are relevant given that ING Group hedges and applies hedge accounting to benchmark interest rate exposure part of IBOR reform. ING Group hedges are being progressively amended, where necessary, to incorporate the new benchmark rates. During 2021, ING Group transitioned significant portions of its financial instruments (designated in hedge accounting relationships) linked to benchmarks ceasing in
2021. In the coming year, ING Group will shift the focus to USD LIBOR contracts (USD LIBOR tenors will continue to be published until the end of June 2023).
As at 31 December 2021, ING Group still maintains hedging instruments and hedged items indexed by the IBOR
benchmark rates (mainly, USD LIBOR). Therefore, although the path for IBOR transition is well progressed
(including the timeline of IBOR cessation and for some contracts the replacement rate and spread adjustment),
some uncertainties still remain in 2021 over the timing and the amount of the replacement rate cash flows
and, thus, temporary exceptions under Phase 1 continued to be relevant for ING Group as at 31 December
2021. ING Group will completely cease to apply the amendments when this uncertainty is no longer present or
when the hedging relationship is discontinued. Refer to note 40 ‘Derivatives and hedge accounting’

for the
disclosures relating to the application of the amendments as part of Phase

1. Refer to note ‘Risk management/
IBOR Transition’

for more information regarding the end of Phase 1 reliefs for ING Group’s hedging relationships.
In 2021 Phase 2 amendments became effective for ING Group. For hedge accounting, Phase 2 amendments require that hedge accounting continues on transition to risk free rates provided that the modifications made to financial instruments are those necessary to implement the IBOR

Reform and that the new basis for
calculating cash flows is ‘economically equivalent’ to the previous basis. Particularly,

Phase 2 amendments
allow the continuation of hedging relationships, subject to amending their documentation to reflect changes in
hedged instruments, hedging instruments, hedged risk, and/or the method for measuring effectiveness during
the transition to the new benchmark rates.

More specifically, the following temporary reliefs are part of the Phase 2 amendments:
◾ Relief from discontinuing hedging relationships
o
Amendments in the hedge documentation as a consequence of changes required by the IBOR reform
do not result in the discontinuation of the hedge relationship nor the designation of a new hedge
relationship. The changes can be in form of designating an alternative benchmark rate as a hedged risk, the description of the hedging instrument, the description of the hedged item, or the method to
measure the effectiveness.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -275
o
When the hedged item is amended as a consequence

of the IBOR reform (or if the hedge has
previously been discontinued), amounts accumulated in the cash flow hedge reserve are deemed to
be based on the RFR. This results in the release of

the cash flow hedge reserve to profit or loss in the
same period or periods in which the hedged

cash flows that are now based on the RFR affect profit or
loss.
o
When the items within a designated group of hedged items are amended as a consequence of the
IBOR reform, the hedging strategy remains and is not discontinued. As items within the hedged group transition at different times from IBORs to RFRs, they are transferred to sub-groups of instruments that reference RFRs as the hedged risk. The existing IBORs remain designated as the hedged risk for the other sub-group of hedged items, until they are also updated to reference the new RFR. The usual hedge accounting requirements are applied to the hedge relationship in its
entirety.
◾ For the assessment of retrospective hedge effectiveness, the cumulative fair value changes may be reset to zero when the exception to the retrospective assessment of the Phase 1 reliefs ends. This election is made separately for each hedging relationship (i.e., on a hedge-by-hedge basis).
◾
Temporary relief from

having to meet the separately identifiable requirement: a RFR is considered a separately identifiable risk component if it is reasonably expected to meet the separately identifiable requirement within 24 months from the date it is first designated as a non-contractually specified risk component (i.e. when the entity first designates the RFR as a non-contractually specified risk component).
This relief applies to each RFR on a rate-by-rate basis.
Reference is made to paragraph 1.4.1 ‘Changes in IFRS effective in 2021’ of this note.
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
1.6.5

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

1.6.6

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
1.6.7 Credit risk management classification and maximum credit risk exposure
Credit risk management disclosures are provided in the ‘Credit risk’ paragraph ‘Credit risk categories’ of the
‘Risk management’ section in the Annual

Report.

The maximum credit risk exposure for items in the statement of financial position is generally the carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Reference is made to Note 45 ‘Contingent liabilities and commitments’ for these off-balance sheet items. Collateral received is not taken into account when determining the maximum credit risk exposure.
The manner in which ING Group manages credit risk and

determines credit risk exposures for that purpose is
explained in the Credit risk paragraph ‘Credit Risk Appetite and Concentration Risk Framework’ of the ‘Risk
management’ section in the Annual

Report.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -276
1.6.8

Impairment of financial assets

An Expected Credit Loss (ECL) model is applied to financial

assets accounted for at AC or FVOCI such as loans,
debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, certain financial guarantees issued, and undrawn committed revolving credit facilities. Under the ECL model
ING Group calculates the expected credit losses (ECL) by considering on a discounted basis the cash shortfall it would incur in case of a default and multiplying the shortfall by the probability of a default occurring. The ECL is
the sum of the probability-weighted outcomes. The ECL estimates are unbiased and include reasonable and
supportable information about past events, current conditions, and forecasts of future economic conditions.
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
Consequently, the item moves from Stage 1 to Stage 2 (unless the item is credit-impaired). In these instances, items are no longer assigned a 12 month ECL and instead are assigned a lifetime ECL. Items can return to Stage
1 if there is sufficient evidence that there is no longer a significant increase in credit risk. Refer to ‘Criteria for
identifying a significant increase in credit risk’ in the ‘Risk Management’

section of the Annual Report for more
details on relative and absolute PD thresholds, including quantitative disclosures on those thresholds.
ING Group also relies on a number of qualitative indicators to identify and assess SICR. These include:

◾ Forbearance status;
◾ Watch List status. Loans on the Watch List are individually assessed for Stage 2 classification;
◾ Intensive care management;
◾ Substandard Internal rating; and
◾ Arrears status (including 30 days past due used as a backstop).
An asset that is in Stage 2 will move back to Stage 1 when none of the above criteria are in place anymore.
However,

if the asset was moved to Stage 2 based on the forbearance status, then the asset stays in Stage 2 for at least 24 months. If the asset was classified as Stage 2 due to 30 days past due trigger, then the asset is moved back to Stage 1 only after three months from when the trigger no longer applies.
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
An asset (other than a POCI asset) that is in Stage 3 will

move back to Stage 2 when, as at the reporting date, it
is no longer considered to be credit-impaired subject to certain probation periods. The asset will migrate back

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -277
to Stage 1 when its credit risk at the reporting date is no longer considered to have increased significantly since initial recognition.

Macroeconomic scenarios
ING Group has established a quarterly process whereby forward-looking macroeconomics scenarios and probability weightings are developed for the purpose of ECL. ING Group applies data predominantly from a leading service provider (Oxford Economics (OE))

enriched with the internal ING Group view. A baseline, up-
scenario and a down-scenario are determined to reflect an unbiased and probability-weighted

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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -278
Purchased or Originated Credit Impaired (POCI) assets
POCI assets are financial assets that are credit-impaired on initial recognition. Impairment on a POCI asset is
determined based on lifetime ECL from initial recognition. POCI assets are recognised initially at an amount net of ECL and are measured at AC using a credit-adjusted effective interest rate. In subsequent periods any changes to the estimated lifetime ECL are recognised in profit or loss. Favourable changes are recognised as an impairment gain even if the lifetime ECL at the reporting date is lower than the estimated lifetime ECL at origination.
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
Write-off and debt forgiveness
Loans and debt securities are written off (either partially or in full)

when there is no reasonable expectation of
recovery and/or collectability of amounts due. The following events can lead to a write-off:

◾
After a restructuring has been completed and there is a high improbability of recovery of part of the
remaining loan exposure (including partial debt forgiveness);

◾
In a bankruptcy liquidation scenario;

◾
After divestment or sale of a credit facility at a discount;

◾
Specific fraud cases with no recourse options.

When a loan is uncollectable, it is written off against the related loan loss provision. Subsequent recoveries of amounts previously written off are recognised in ‘Addition to loan loss provisions’ in the Consolidated
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
Significant judgements and critical accounting estimates and assumptions:
Considerable management judgement is exercised in determining the amount of ECL for financial assets assessed on both a collective and an individual basis.

The need for management judgement has increased even
further due to the Covid-19 pandemic. In particular, this judgement requires ING Group to make various assumptions about the risk of default, the credit loss rates in case of a default and expected future cash flows.
These assumptions are based on a combination of ING

Group’s past history,

existing market conditions and
forward-looking estimates at the end of each reporting period. Changes in these assumptions may lead to
changes in the ECL over time. Given they are subjective and complex in nature, and because the ECL and the
underlying exposures subject to ECL are material, these assumptions are considered critical accounting assumptions. The sensitivity of these assumptions is

assessed in the credit risk section of the ‘Risk
Management’ section in the Annual

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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -279
demonstrated in the sensitivity analysis in the ‘Risk Management’

section of the Annual Report, where the un-
weighted ECL under each of the three scenarios for some significant portfolios is disclosed.
The probability weights applied to each of the three scenarios
ING Group uses three macroeconomic scenarios when determining IFRS 9 ECL (baseline,

upside and downside).
Management judgement is applied in the design of the approach used to determine the weights of each
scenario and in selecting the parts of

the distribution of forecast errors from which the weights are derived.
Reference is made to the ‘Alternative

scenarios and probability weights’ and the sensitivity analysis in the ‘Risk
Management’ section of the Annual

Report for further details.
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
Management adjustments applied as at 31 December 2021
As Covid-19 continues to bring uncertainties, management adjustments to the model-based

ECL were still
necessary as at 31 December 2021, although

they decreased compared to 2020. The Covid-19 related
management adjustments comprised EUR 373 million as at 31 December

2021 (31 December 2020: EUR 638
million) consisting of economic sector-based and payment holidays management adjustments. Reference is made to the ‘Management adjustments applied this year’

paragraph in the ‘Risk management’ section of the
Annual Report.
1.6.9

Accounting for Targeted

Longer-Term

Refinancing Operations (TLTRO

)
ING Group participates in Targeted Longer-Term

Refinancing Operations (TLTRO III), reference is made to Note
12 ‘Deposits from banks’.
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

Furthermore, the change in the TLTRO rate driven by changes in expectations of meeting the targets impacts interest income. As a result, interest income which relates to the period that already passed until the moment when the change in expectations occurs, is recognised as a catch up adjustment in Consolidated statement of profit or loss. This change occurs only when ING Group has a reasonable expectation that the lending targets
will be met.
ING Group views ‘reasonable expectation’ in case of TLTRO funding as a high hurdle. This is the moment when it becomes highly probable, i.e. the probability of meeting the lending targets is substantially greater than the
probability that it will not. As a result, if interest income is recognised during the period based on the
expectation of meeting the targets, there should only be a limited possibility that the interest may need to be
reversed in future reporting periods.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -280
Reference is made to note 12 ‘Deposits from banks’ and to note 20 ‘Net interest income’ for the presentation of ING Group’s participation in TLTRO programmes

.
Significant judgements:
Significant management judgement is exercised in determining the accounting treatment of TLTRO transactions. In particular, ING Group applied judgement in:
◾ assessing and concluding that in ING Group’s view the rate under TLTRO is considered to be a market conforming rate and, hence, accounting for TLTRO in accordance with IFRS 9; and
◾
selecting accounting policies regarding the calculation of the effective interest rate under TLTRO,

including
treatment of changes in expectations of meeting the lending targets.
In addition, estimation uncertainty exists when the end of the observation period for lending growth does not
coincide with the end of the reporting period. At 31 December

2021, however, limited estimation uncertainty
exists as the lending targets

were met as at 31 December 2021 (subject to the final confirmation by the ECB),
which is the end of the observation period 2 and

determines the conditional rate applicable during the period between June 2021 and June 2022.
1.7 Consolidation

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

the
reporting date of ING Groep N.V.

ING Groep N.V.

and its Dutch group companies are subject to legal restrictions regarding the amount of dividends they can pay to their shareholders. The Dutch Civil Code contains the restriction that dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up
capital and reserves required by law. Certain Group companies are also subject to other restrictions in certain countries, in addition to the restrictions on the amount of funds that may be transferred in the form of
dividends, or otherwise, to the parent company.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -281
Furthermore, in addition to the restrictions in respect of minimum capital requirements that are imposed by
industry regulators in the countries in which the subsidiaries operate, other limitations exist in certain countries.
1.8 Segment reporting

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
five

reportable segments by line of business. The geographical analyses are based on the location of
the office from which the transactions are originated.

1.9 Foreign currency translation

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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -282
1.10 Investments in associates and joint ventures

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

The recoverable amount, being the higher of fair value less cost of disposal and value in use, of the investment
in associate and joint venture is determined when there is an indication of potential (reversal of) impairment.
An impairment loss is recognised when the carrying amount

of the investment exceeds its recoverable amount.
Goodwill on acquisitions of interests in associates and joint ventures is not tested separately for impairment, but is assessed as part of the carrying amount of

the investment. An impairment loss is subsequently reversed
if there is indication of a reversal and there is a change in the estimates used to determine the recoverable amount. An impairment loss is reversed to the extent that the recoverable amount exceeds its carrying amount, but cannot exceed the original impairment loss.
Significant judgements and critical accounting estimates and assumptions:
The most significant estimates and assumptions relate to the assessment of (reversal of) impairment of the investment in TMBThanachart Bank Public Company Limited (hereafter: TTB) which involves estimation of value in use.
Management’s best estimate of TTB’s expected future earnings are based on forecasts derived from broker consensus over the short to medium term and TTB observable

targets for steady state earnings into perpetuity.
A capital maintenance charge is applied, which is management’s forecast of the earnings that need to be withheld in order for TTB to meet target regulatory requirements over the forecast period. Both of these factors are subject to a high degree of uncertainty.

Key assumptions used in estimating TTB’s value in use and the sensitivity of the value in use calculations to
different assumptions are described in note 8 ‘Investments in associates and joint ventures’.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -283
1.11 Property and equipment

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
20
–
50

years). Depreciation is calculated on a straight-line basis. On disposal, the related revaluation reserve is transferred to retained earnings.

The fair values of land and buildings are appraised annually by independent qualified valuers. Subsequent
expenditure is included in the asset’s carrying amount when it is probable that future economic benefits associated with the item will flow to ING Group and the cost of the item can be measured reliably.

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

ING Group or Local Asset and Liability
Committee (ALCO). Reference is made to the ‘Risk management’ section of the Annual

Report.
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
Subsequent to initial recognition,

the right-of-use asset amortises using a straight-line method to the income
statement over the life of the lease. The lease liability increases for the accrual of interest and decrease when

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -284
payments are made. Any remeasurement of the lease liability due to a lease modification or other reassessment results in a corresponding adjustment to the carrying amount of the right-of-use asset.
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
1.12 Acquisitions, goodwill and other intangible assets

Goodwill resulting from a business combination
ING Group’s business combinations are accounted for using the acquisition method of accounting. The consideration for each business combination is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for
control of the acquiree. Goodwill, being the difference between the cost of the acquisition (including assumed
debt) and the Group’s interest in the fair value of investee's identifiable assets, liabilities and contingent liabilities as at the date of acquisition, is capitalised as an intangible asset.

Goodwill is only recognised
separately on acquisitions. The results of the operations of the acquired companies are included in the
statement of profit or loss from the date control is obtained.

Where applicable, the consideration for the business combination includes any asset or liability resulting from
a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value. Contingent consideration arrangements classified as an asset or a liability, are subsequently measured at fair value and the changes in fair value will be recognised in the statement of profit or loss. Changes in the fair value of the contingent consideration classified as equity, are not recognised.

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
statement of profit or loss.

Impairment of goodwill and other non-financial assets
ING Group assesses at each reporting period, whether there is an indication that a non-financial asset may be
impaired. Irrespective of whether there is an indication of impairment, intangible assets with an indefinite
useful life, including goodwill acquired in a business combination, and intangible assets not yet available for
use, are tested annually for impairment. Goodwill is allocated to groups of CGUs (that is, the group of cash generating units or CGUs) for the purpose of impairment testing. These groups of CGUs represent the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment by comparing the carrying value of the group of CGUs to the recoverable amount of that group of CGUs. The carrying value is determined as the IFRS net asset value including goodwill.

The carrying value is determined on
a basis that is consistent with the way in which the recoverable amount of the CGU is determined. The recoverable amount is estimated as the higher of fair value less costs of disposal and value in use. Impairment of goodwill, if applicable, is included in the statement of profit or loss in Other operating expenses and is not
subsequently reversed.

Computer software

Computer software that has been purchased or generated internally for own use is stated at cost less amortisation and any impairment losses. Amortisation is calculated on a straight-line basis over its useful life.
This period will generally not exceed five years. Amortisation is included in Other operating expenses.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -285
Other intangible assets

Other intangible assets are capitalised and amortised over their expected economic life, which is generally between three and ten years. Intangible assets with an indefinite life are not amortised.

1.13 Taxation

Income tax on the result for the year consists of current and deferred tax. Income tax is recognised in the statement of profit or loss but it is recognised directly in equity if the tax relates to items that are recognised directly in equity.

Deferred income tax

Deferred income tax is provided in full, using the liability method, for temporary differences arising between the tax basis of assets and liabilities and their carrying

amounts in the Consolidated statement of financial
position.

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
loss.

Uncertain tax positions are assessed continually by ING Group and in case it is probable that there will be a
cash outflow, a current tax liability is recognised.

1.14 Other assets

Investment property

Investment properties are recognised at fair value at the balance sheet date. The fair values of investment properties are appraised annually by independent qualified valuers. Changes in the carrying amount resulting
from revaluations are recognised in the statement of profit or loss. On disposal, the difference between the sale proceeds and carrying value is recognised in the statement of profit or loss.

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
1.15 Disposal groups held for sale and discontinued operations

Disposal groups (and non-current assets) are classified as held for sale if their carrying amount will be
recovered principally through a sale transaction rather than through continuing use. This is only the case when the sale is highly probable and the disposal group (or non-current assets) is available for immediate sale in its
present condition; management must be committed to the sale, which is expected to occur within one year
from the date of classification as held for sale.

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

for

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -286
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

1.16 Provisions, contingent liabilities and contingent assets

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

ING Group may become involved in governmental, regulatory, arbitration and legal proceedings and investigations and may be subject to third party claims. With or without reference to the above, ING Group may also offer compensation to certain of its customers. Judgement is required to assess whether a present obligation exists and to estimate the probability of an unfavourable outcome and the amount of potential loss.
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
statements,

where relevant.

Reference is made to note 46 ‘Legal proceedings’.
Critical accounting estimates and assumptions for the reorganisation provision are in estimating the amounts and timing of cash flows as the announced transformation initiatives are implemented over a period of several
years. Reference is made to note 15 ‘Provisions’.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -287
1.17 Other liabilities

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

The defined benefit obligation is calculated by internal and external independent qualified actuaries through
actuarial models and calculations using the projected unit credit method.

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

1.18 Treasury shares

Treasury shares (own equity instruments bought back by ING Group or its subsidiaries) are deducted from
Equity (Other reserves). No gain or loss is recognised in the statement of profit or loss when purchasing,

selling
or cancelling these shares. Treasury shares are not taken into account when calculating earnings per ordinary share or dividend per ordinary share as they are not considered to be outstanding.
Treasury shares can be purchased by ING as part of a share buyback programme. If a share buyback is executed by a broker and the agreement with the broker is irrevocable, ING has a contractual obligation to purchase its own shares that is unavoidable once it signs the agreement with the broker. This is the moment when ING recognises a financial liability measured at the present value of the redemption amount with a corresponding
reduction in equity (Retained earnings). During the share buyback programme, ING settles this liability for the

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

1

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -288
actual purchase price paid for the shares bought on a daily basis.

Actual shares bought back and held by ING
are presented as Treasury shares within Other reserves in equity.
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
Fees and commissions

Fees and commissions are generally recognised as the service is provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognised as income when the performance obligation has been satisfied based on the particular contract and ING Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as the other participants.
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
period of service.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Basis of preparation and significant accounting policies

ING Group Annual Report 2021 on Form 20-F F -289
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
Liabilities arising from financing activities are debt securities,

lease liabilities and subordinated loans.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Cash and balances with central banks

ING Group Annual Report 2021 on Form 20-F F -290
Notes to the Consolidated statement

of financial position
2

Cash and balances with central banks
Cash and balances with central banks
in EUR million
2021 2020
Amounts held at central banks
1
104,870
109,237
Cash and bank balances
1,650
1,851
106,520
111,087
1 Amounts held at central banks include an amount of EUR -
6

million (2020: EUR -
3

million) of Loan loss provisions.
The movement in Cash and balances with central banks reflects ING’s active liquidity management.

Amounts held at central banks reflect on demand balances.

Reference is made to Note 43 ‘Transfer of financial assets, assets pledged and received as collateral’ for restrictions on amounts held at central banks.
3

Loans and advances to banks
Loans and advances to banks
Netherlands Rest of the world Total
in EUR million 2021 2020 2021 2020 2021 2020
Loans and advances to banks
7,019
7,442
16,595
17,945
23,614
25,387
Loan loss provisions
-10
-10
-13
-13
-22
-23
7,010
7,432
16,582
17,933
23,592
25,364
Loans include balances (mainly short-term deposits) with

central banks amounting to EUR
1,952

million (2020:
EUR
2,519

million).
As at 31 December 2021, Loans include receivables related to finance lease contracts amounting to EUR
5

million
(2020: EUR
6

million). Reference is made to Note 7 ‘Loans and advances to customers’ for information on finance lease receivables.

As at 31 December 2021, all loans and advances to banks are non-subordinated.
4

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss
in EUR million 2021 2020
Trading assets
51,381
51,356
Non-trading derivatives
1,536
3,583
Designated at fair value through profit or loss
6,355
4,126
Mandatorily measured at fair value through profit or loss
42,684
44,305
101,956
103,370
(Reverse) repurchase transactions
Financial assets at fair value through profit or loss includes securities lending and sales and repurchase
transactions which were not derecognised, because ING Group continues to be exposed to substantially all risks and rewards of the transferred financial asset. For repurchase agreements the gross amount of assets must be considered together with the gross amount of related liabilities, which are presented separately on the statement of financial position since IFRS does not always allow netting of these positions in the statement of
financial position.
ING Group’s exposure to (reverse) repurchase transactions is included in the following lines in the statement of financial position:

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Financial assets at fair value through profit or loss

ING Group Annual Report 2021 on Form 20-F F -291
Exposure to (reverse) repurchase agreements
in EUR million 2021 2020
Reverse repurchase transactions
Loans and advances to banks
3,403
4,869
Loans and advances to customers
71
624
Trading assets, loans and receivables
8,026
10,947
Loans and receivables mandatorily measured at fair value through profit or loss
39,823
41,735
51,322
58,175
Repurchase transactions
Deposits from banks
4,138
1,971
Trading liabilities, funds on deposit
7,127
5,787
Funds entrusted designated and measured at fair value through profit or loss
34,608
41,177
45,873
48,935
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

Reference is made to Note 43 ‘Transfer of financial assets, assets pledged and received as collateral’ for information on transferred assets which were not derecognised.
Trading assets
Trading assets by type
in EUR million 2021 2020
Equity securities
17,566
7,809
Debt securities
5,319
5,183
Derivatives
19,764
27,238
Loans and receivables
8,733
11,126
51,381
51,356
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
Non-trading derivatives
Non-trading derivatives by type
in EUR million 2021 2020
Derivatives used in
-

fair value hedges
365
486
-

cash flow hedges
300
1,376
-

hedges of net investments in foreign operations
18
69
Other non-trading derivatives
852
1,653
1,536
3,583
Reference is made to Note 40 ‘Derivatives and hedge accounting’ for information on derivatives designated in hedge accounting.
Other non-trading derivatives mainly includes interest rate swaps and foreign exchange currency swaps for which no hedge accounting is applied.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Financial assets at fair value through other comprehensive income

ING Group Annual Report 2021 on Form 20-F F -292
Designated at fair value through profit or loss
Designated at fair value through profit or loss by type
in EUR million 2021 2020
Debt securities
5,870
3,544
Loans and receivables
485
582
6,355
4,126
‘Financial assets designated at fair value through profit or loss’ is partly economically hedged by credit derivatives. The hedges do not meet the criteria for hedge accounting and the loans and debt securities are
recorded at fair value to avoid an accounting mismatch. The maximum credit exposure of the loans and receivables and debt securities included in ‘Financial assets designated at fair value through profit or loss’
approximates its carrying value. The cumulative change in fair value of the loans and debt securities attributable to changes in credit risk is not significant.
The notional value of the related credit derivatives is EUR
2,640

million (2020: EUR
1,077

million). The cumulative
change in fair value of the credit derivatives attributable to changes in credit risk since the financial assets were first designated, amounts to EUR
-69

million (2020: EUR
-16

million) and the change for the current year amounts
to EUR
-53

million (2020: EUR
-45

million).
These have been calculated by determining the changes in credit spread implicit in the fair value of bonds issued
by entities with similar credit characteristics.
Mandatorily at fair value through profit or loss
Mandatorily at fair value through profit or loss by type
in EUR million 2021 2020
Equity securities
161
228
Debt securities
787
787
Loans and receivables
41,735
43,290
42,684
44,305
None of the equity securities are individually significant

for ING Group.
Loans and receivables mainly include reverse repurchase agreements.

For details on ING Group’s total exposure to debt securities reference is made to Note 6 ‘Securities at amortised cost’.
5

Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income by type in EUR million
2021 2020
Equity securities

2,457
1,862
Debt securities 1
27,340
32,977
Loans and advances
1
838
1,056
30,635
35,895
1 Debt securities include an amount of EUR -
12

million (2020: EUR -
12

million)

and the Loans and advances includes EUR -
1

million (2020:
EUR -
2

million) of Loan loss provisions.
Exposure to equity securities
Equity securities designated as at fair value through other comprehensive income
Carrying
value
Carrying
value
Dividend
income
Dividend
income
in EUR million 2021 2020 2021 2020
Investment in Bank of Beijing
1,700
1,662
97
95
Other Investments
757
200
25
12
2,457
1,862
122
107
For strategic equity securities, ING decided to apply the option to irrevocably designate these investments at fair value through other comprehensive income, instead of the IFRS 9 default measurement of fair value through profit or loss.

As at 31 December 2021 ING holds approximately
13
% (2020:
13
%)

of the shares of Bank of Beijing, a bank

listed
on the stock exchange of Shanghai. As per regulatory requirements set by China Banking and Insurance

Regulatory Commission, ING, as a shareholder holding more than
5
% or more of the shares, is required to supply
additional capital when necessary. No request for additional capital was received in 2021 (2020: nil).

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Securities at amortised cost

ING Group Annual Report 2021 on Form 20-F F -293
Changes in fair value through other comprehensive income
The following table presents changes in financial assets at fair value through other comprehensive income.
Changes in fair value through other comprehensive income financial assets
FVOCI equity securities
FVOCI debt
instruments 1 Total
in EUR million
2021 2020 2021 2020 2021 2020
Opening balance
1,862
2,306
34,033
32,163
35,895
34,468
Additions
518
13
12,669
16,936
13,186
16,949
Amortisation
-46
-9
-46
-9
Transfers

and reclassifications

-7
-107
0
-7
-107
Changes in unrealised revaluations 2
-88
-283
-1,209
520
-1,296
237
Impairments
-5
-2
-5
-2
Reversals of impairments
4
-4
4
-4
Disposals and redemptions
-19
-13
-17,730
-14,557
-17,750
-14,571
Exchange rate differences
191
-53
460
-1,017
651
-1,070
Changes in the composition of the group and other
changes
0
-0
2
2
2
2
Closing balance
2,457
1,862
28,178
34,033
30,635
35,895
1 Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2 Changes in unrealized revaluations of FVOCI debt instruments include changes on hedged items which are recognized in the statement of
profit or loss. Reference is made to Note 19 ‘Equity’ for details on the changes in revaluation reserve.

FVOCI equity securities
In 2021, additions of EUR
518

million mainly relates to new investments in HQLA eligible equity instruments. This is a diversified buy-and-hold portfolio aimed at generating a stable dividend income stream.
In 2021, exchange rate differences of EUR
191

million are fully related to the stake in Bank of Beijing following the appreciation of CNY vs EUR.
In 2021, changes in unrealised revaluations of equity securities decreased mainly related to negative revaluation
of the stake in Bank of Beijing following a decline in share price (EUR
-153

million) compensated by positive
revaluation in several other equity stakes of EUR
65

million.
In 2020, transfers and reclassifications of EUR
-107

million mainly relates to ING’s investment in Visa preference series C shares (EUR
-116

million) that have been reclassified from equity at fair value through other comprehensive income to debt securities at mandatorily fair value through profit or loss' based on variable
conversion rate.
FVOCI debt instruments
In 2021, changes in unrealised revaluations of EUR
-1,209

million relates to increased yield curves.
Reference is made to Note 6 ‘Securities at amortised cost’ for details on ING Group’s total exposure to debt securities.
6

Securities at amortised cost
Securities at amortised cost fully consist of Debt securities.
ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:
Exposure to debt securities
in EUR million 2021 2020
Debt securities at fair value through other comprehensive income
27,340
32,977
Debt securities at amortised cost
48,319
50,587
Debt securities at fair value through other comprehensive income and amortised cost
75,659
83,564
Trading assets
5,319
5,183
Debt securities at fair value through profit or loss
6,658
4,331
1
Total debt securities at fair

value through profit or loss
11,976
9,514
87,635
93,078
1 The prior period has been updated to improve consistency and comparability of exposure to debt securities.
ING Group’s total exposure to debt securities (excluding debt securities held in the trading portfolio) of EUR
82,316

million (31 December 2020: EUR
87,895

million) is specified as follows:

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Loans and advances to customers

ING Group Annual Report 2021 on Form 20-F F -294
Debt securities by type of exposure
Debt Securities
at FVPL
Debt Securities
at FVOCI
Debt Securities
at AC Total
in EUR million
2021 2020 2021 2020 2021 2020 2021 2020
Government bonds
48
48
16,271
22,448
26,588
26,801
42,908
49,296
Sub-sovereign, Supranationals
and Agencies
3,115
2,331
7,587
7,510
13,752
14,858
24,454
24,699
Covered bonds
1,729
1,821
5,063
5,965
6,792
7,786
Corporate bonds
778
26
156
207
90
131
1,024
364
Financial institutions' bonds
1,993
1,199
1
798
523
1,932
1,956
4,724
3,679
ABS portfolio
723
726
810
480
913
894
2,445
2,100
6,658
4,331
27,352
32,990
48,338
50,604
82,347
87,924
Loan loss provisions
-12
-12
-19
-17
-31
-29
Debt securities portfolio
6,658
4,331
27,340
32,977
48,319
50,587
82,316
87,895
1 The prior period has been updated to improve consistency and comparability of exposure to debt securities.
7

Loans and advances to customers
Loans and advances to customers by type
Netherlands Rest of the world Total
in EUR million 2021 2020 2021 2020 2021 2020
Loans to, or guaranteed by,

public authorities
23,770
24,292
17,563
17,210
41,333
41,502
Loans secured by mortgages
114,849
115,176
249,743
236,954
364,592
352,130
Loans guaranteed by credit institutions
259
305
6,022
4,896
6,282
5,201
Personal lending
2,577
3,019
24,682
24,776
27,260
27,794
Corporate loans
42,777
37,594
148,153
135,527
190,930
173,121
184,232
180,385
446,164
419,364
630,396
599,749
Loan loss provisions
-1,119
-1,286
-4,156
-4,493
-5,274
-5,779
183,113
179,099
442,009
414,871
625,122
593,970
For details on credit quality and loan loss provisioning, refer to ‘Risk management – Credit risk’ paragraph ‘Credit quality’.
Loans and advances to customers by subordination
in EUR million 2021 2020
Non-subordinated
624,962
593,871
Subordinated
160
99
625,122
593,970
No individual loan or advance has terms and conditions

that significantly affect the amount, timing or certainty of the consolidated cash flows of ING Group.

Loans and advances to customers and Loans and advances to banks include finance lease receivables and are
detailed as follows:
Finance lease receivables
in EUR million 2021 2020
Maturities of gross investment in finance lease receivables
-

within 1 year
3,204
3,175
-

between 1-2 years
2,311
2,212
-

between 2-3 years
1,716
1,722
-

between 3-4 years
1,178
1,166
-

between 4-5 years
734
711
-

more than 5 years
1,495
1,487
10,637
10,473
Unearned future finance income on finance leases
-525
-508
Net investment in finance leases
10,112
9,965
Included in Loans and advances to banks
5
6
Included in Loans and advances to customers
10,106
9,958
10,112
9,965
The finance lease receivables mainly relate to the financing of equipment and are part of corporate loans. To a
lesser extent, the finance lease receivables relate to real estate for third parties, where ING is the lessor. These finance lease receivables are part of loans secured by mortgages. Interest income in 2021 on Finance lease
receivables amounts to EUR
217

million (2020: EUR
229

million).

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Investment in associates and joint ventures

ING Group Annual Report 2021 on Form 20-F F -295
The total loan loss provision of EUR
167

million (2020: EUR
164

million) for finance lease receivables is classified
into the following loan loss provision stages:
◾ Stage 1: EUR
8

million (2020: EUR
8

million)

◾ Stage 2: EUR
30

million (2020: EUR
25

million)
◾ Stage 3: EUR
129

million (2020: EUR
131

million)
8

Investment in associates and joint ventures
Investments in associates and joint ventures
2021
Interest
held (%)
Fair value
of listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMBThanachart Bank Public Company Limited
23
866
1,208
46,478
40,957
1,286
1,038
Other investments in associates and joint ventures
379
1,587
Investments in associates and joint ventures
2020
Interest
held (%)
Fair value
of listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMBThanachart Bank Public Company Limited
23
653
1,202
50,123
44,597
1,388
1,093
Other investments in associates and joint ventures
273
1,475
The reporting dates of certain associates and joint ventures can differ from the reporting date of the Group, but by no more than three months.
TMBThanachart Bank Public Company Limited
ING Group has a
23
% investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), a bank listed on the Stock Exchange of Thailand. TTB is providing products and services to Wholesale, Small and Medium
Enterprise (SME), and Retail customers. TTB is accounted for as an investment in associate based on the size of
ING shareholding and representation on the Board.
Impairment testing
The fair value has been below the purchase cost of the investment for a prolonged period of time (since 1Q
2020). This is considered to be objective evidence of impairment. As a result ING performed an impairment test
at 31 December 2021 that did not lead to an impairment

loss (2020: EUR
230

million). Furthermore, no reversal
of impairment was recognised.
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
5

year forecast period; and
ii) the terminal value being the extrapolation of earnings into perpetuity applying a long term growth
rate. The earnings that are used for extrapolation represent the stable long term financial results and position of TTB,

i.e. a steady state. The terminal value comprises the majority of the total VIU.
Key assumptions used in the VIU calculation as at 31 December

2021
The VIU is determined using a valuation model which is subject to multiple management assumptions. The key
assumptions, i.e. those to which the overall result is most sensitive to, are the following:
Expected future earnings of TTB: based on forecasts derived from broker consensus over the short to medium term and TTB observable targets for steady state earnings into perpetuity. A capital maintenance charge is applied, which is management’s forecast of the earnings that need to be withheld in order for TTB to meet target regulatory requirements over the forecast period;
Discount rate (cost of equity):
8.74
% (2020:
8.49
%), based on the capital asset pricing model (CAPM)
calculated for TTB using current market data.
Terminal growth rate:
2.30
% (2020:
1.60
%) consistent with current long term government bond yield in
Thailand as a proxy for a risk-free rate;

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Property and equipment

ING Group Annual Report 2021 on Form 20-F F -296
To assess the risk of further impairment at 31 December 2021, the model was evaluated for reasonably possible changes to key assumptions in the model. This reflects the sensitivity of the VIU to each key assumption on its
own and it is possible that more than one favourable and/or unfavourable change may occur at the same time.
Holding the other key assumptions constant, a reduction in all of the forecasted annual cash flows, including terminal value, of
13.0
% or an increase in the discount of
112
bps would reduce the recoverable amount to the
carrying amount. A reasonably possible change in the terminal growth rate to zero would not cause the VIU to
equal the carrying amount.
Reversal of the impairment loss recognised in 2020 was not considered appropriate as at 31 December 2021 mainly due to the lack of sufficiently positive changes observed in the underlying performance of TTB since the
impairment loss in 2020 as reflected in the broker consensus. Furthermore, the share price remains below the
original cost of the investment for a prolonged period of time.
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
The associates and joint ventures of ING are subject to legal and regulatory restrictions regarding the amount of dividends they can pay to ING. These restrictions are for example dependent on the laws in the country of incorporation for declaring dividends or as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the associates and joint ventures operate. In addition, the associates and joint ventures also consider other factors in determining the appropriate levels of equity needed. These factors and limitations include, but are not limited to, rating agency and regulatory views, which can change over time.
Changes in Investments in associates and joint ventures
in EUR million
2021 2020
Opening balance
1,475
1,790
Additions
91
24
Revaluations
-24
-3
Share of results
141
66
Dividends received
-34
-12
Disposals
-23
-12
Impairments
-3
-235
Exchange rate differences
-31
-144
Other
-5
0
Closing balance
1,587
1,475
Share of results from associates and joint ventures of EUR
141

million (2020: EUR
66

million) as included in the
table above is mainly attributable to results of TTB of EUR
61

million (2020: EUR
70

million), EUR 28 million gain
on our stake in Ebusco and other share of results. In 2020 impairments is predominantly attributable to TTB.
9

Property and equipment
Property and equipment by type
in EUR million
2021 2020
Property in own use
702
745
Equipment:
- Data processing equipment
207
281
- Other equipment
493
561
Right- of- use assets:
- ROU property
1,009
1,129
- ROU cars
83
89
- ROU other leases
21
38
2,515
2,841

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Intangible assets

ING Group Annual Report 2021 on Form 20-F F -297
Changes in property and equipment
Property in own use Equipment Right-of-use assets Total
in EUR million 2021 2020 2021 2020 2021 2020 2021 2020
Opening balance
745
757
842
940
1,255
1,476
2,841
3,172
Additions
9
10
175
277
164
134
348
421
Transfers
-5
57
1
-42
-20
-4
-24
11
Depreciation
-15
-12
-287
-291
-271
-275
-573
-578
Impairments
-10
-8
-8
-9
-15
-35
-33
-52
Reversals of impairments
6
9
0 0
1
0
7
9
Remeasurements
17
20
6
8
24
28
Disposals
-24
-63
-15
-12
-10
-14
-49
-89
Exchange rate differences
-21
-24
-7
-22
4
-35
-25
-81
Closing balance
702
745
699
842
1,113
1,255
2,515
2,841
Costprice
910
948
3,581
3,786
1,738
1,737
6,229
6,472
Accumulated depreciation
-373
-378
-2,871
-2,940
-644
-492
-3,888
-3,810
Accumulated impairments
-134
-135
-10
-5
-29
-36
-173
-175
Accumulated revaluation surplus
299 310 299 310
Accumulated remeasurement
48
45
48
45
Net carrying value
702
745
699
842
1,113
1,255
2,515
2,841
Right-of-use assets relate to leased land and buildings, cars, data-processing equipment and other leases. ING considers valuations from third party experts in determining the fair values of property in own use.
Property in own use purchase costs amounted to EUR
910

million (2020: EUR
948

million). Cost or the purchase
price less accumulated depreciation and impairments would have been EUR
403

million (2020: EUR
435

million)
had property in own use been valued at cost instead of at fair value.
The reported impairment losses of EUR
33

million (2020: EUR
52

million) mainly result from anticipation of a
change in the post-pandemic way of working and phasing out of activities.

Intangible assets
Changes in intangible assets
Goodwill Software Other Total
in EUR million 2021 2020 2021 2020 2021 2020 2021 2020
Opening balance
533
907
846
958
15
52
1,394
1,916
Additions
44
86
44
87
Capitalised expenses
135
213
135
213
Amortisation
-260
-249
-1
-2
-261
-251
Impairments 1
-310
-82
-167
-12
-35
-94
-513
Exchange rate differences
-61
-63
-0
-6
0
-0
-62
-69
Disposals
-0
-9
-0
-9
Changes in the composition of the group and other
changes
-1
19
0
-0
19
Closing balance
472
533
682
846
2
15
1,156
1,394
Gross carrying amount
472
843
2,521
2,642
59
60
3,052
3,545
Accumulated amortisation
-1,710
-1,621
-9
-9
-1,719
-1,630
Accumulated impairments
-310
-129
-175
-48
-37
-177
-522
Net carrying value
472
533
682
846
2
15
1,156
1,394
1 Impairments of intangible assets are presented within Other operating expenses in the statement of Profit or Loss.
Goodwill
Goodwill is allocated to groups of cash generating units (CGUs) as follows:
Goodwill allocation to group of CGUs
Method used for
recoverable amount
Discount rate
Terminal growth
rate
Goodwill Goodwill
Group of CGU’s 2021 2020
Retail Netherlands
Values in use
8.84% 0.19%
30
30
Retail Germany
Values in use
8.81% 0.67%
349
349
Retail Growth Markets
Values in use
12.87% 3.68%
92
153
472
533
Impairment testing
Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill-carrying CGU with its carrying amount. The key assumptions used in the calculation of the recoverable

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Intangible assets

ING Group Annual Report 2021 on Form 20-F F -298
amounts are included in the table above. In addition ING Group tests goodwill whenever a triggering event is
identified.
The recoverable amount exceeds the carrying value of the CGUs as at 31 December 2021 and therefore no impairment is required.
In 2020, Covid-19 has resulted in adverse changes in the market and economic environment. Due to the impact of the significant deterioration in the economic environment on the cash flow outlook of our businesses,

we also
completed a goodwill impairment review across ING Group in 2020. The goodwill impairment test resulted in the
recognition of goodwill impairments on the CGU Retail Belgium of EUR
50

million (of which EUR
43

million is
reported in Retail Belgium segment and EUR
8

million in Corporate Line segment) and on the CGU Wholesale
Banking of EUR
260

million (fully reported in the Wholesale Banking segment).

For both CGUs the impairment
resulted from the negative developments in the macro-economic outlook in the context of the Covid-19 pandemic.

Methodology

In line with IFRS, the recoverable amount is determined as the higher of the fair value less costs of disposal and
Value in Use (VIU). The VIU calculation is based on a Dividend Discount model using three year management approved plans, updated for expected changes in the macroeconomic environment. When estimating the VIU of a CGU, local conditions and requirements determine the capital requirements, discount rates, and terminal growth rates.

These local conditions and requirements determine the ability to upstream excess capital and profits to ING Group. The discount rate calculation includes other inputs such as equity market premium, country risk premium, and long term inflation which are based on market sources and management’s judgement. The long term growth rate for EU-countries is based on long term risk-free rate by reference to the yield of a composite index consisting of Euro generic government bonds, with a maturity of
30 years
. For other countries,
the growth rate includes long term inflation rate obtained from market sources.
Sensitivity of key assumptions

Key assumptions in the goodwill impairment test model are the projected locally available cash flows (based on local capital requirements and projected profits), discount rates (cost of equity), and long term growth rates.

The recoverable amounts of the CGUs

are sensitive to the above

key assumptions. A decrease in

the available cash
flows of
10
%, an increase in

the discount rate

of
1

percent point or a

reduction of future growth

rate to
zero

are
considered reasonably possible

changes in key assumptions.

If the aforementioned

changes occur

to the above

key
assumptions

holding

the

other

key

assumptions

constant,

goodwill

of

the

remaining

CGUs

will

continue

to

be
recoverable and no impairment will occur.
Other changes
Other changes in goodwill in 2021 related

to changes in currency exchange rates of Retail Growth Markets goodwill.

Software

Software, includes internally developed software amounting to EUR
573

million (2020: EUR
688

million).

In 2021 an impairment of EUR
51

million with regard to software in the payments and cash management business was recognised. The remaining software impairments

in 2021 related

to various, individually immaterial items.
In

2020,

following

the

decision

to

discontinue

the

Maggie

programme

an

impairment

of

EUR
141

million

was
recognised,

primarily related

to

capitalised

software

development costs.

In

addition, an

impairment

of

EUR
19
million with regard

to software

in the payments

and cash management

business was recogni

sed. The remaining
software impairments

in 2020 related

to various, individually immaterial items.

Other intangible assets
In 2021 an impairment of an indefinite useful life asset related to brand names of EUR
7

million (2020:
14

million)
was recognised. Additionally EUR
5

million (2020: EUR
20

million) was recognised related to intangible assets

from
a previous acquisition (customer relationships), following a re-evaluation of the business plan.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Other assets

ING Group Annual Report 2021 on Form 20-F F -299
11

Other assets
Other assets by type
in EUR million 2021 2020
Net defined benefit assets
783
725
Investment properties
26
20
Property development and obtained from foreclosures
52
72
Accrued assets
798
781
Amounts to be settled
2,424
2,215
Other
1,914
2,079
5,996
5,893
Disclosures in respect of Net defined benefit assets are provided in Note 37 ‘Pension and other post-employment
benefits’.
Amounts to be settled include primarily transactions not settled at the balance sheet date. The nature of these
transaction is short term and they are expected to settle shortly after the closing date of the balance sheet.
Other relates to various receivables in the normal course of business, amongst others, short term receivables relating to mortgage issuance and other amounts receivable from customers.

Deposits from banks
Deposits from banks includes non-subordinated deposits and repurchase agreements from banks.
Deposits from banks by type
Netherlands Rest of the world Total
in EUR million 2021 2020 2021 2020 2021 2020
Non-interest bearing
570
596
321
196
891
792
Interest bearing
51,893
49,336
32,307
27,971
84,201
77,306
52,463
49,931
32,629
28,166
85,092
78,098
Deposits from banks includes ING’s participation in the Targeted Longer-Term

Refinancing Operations of EUR
65.5

billion (2020: EUR
59.5

billion). ING participated in a new series of Targeted Longer-Term

Refinancing
Operations (TLTRO III) for EUR
6.0

billion in March 2021.

For the details of the applicable rates and impact on net interest income reference is made to note 20 ‘Net interest income’.
13

Customer deposits
Customer deposits
in EUR million 2021 2020
Savings accounts
314,997
336,392
Credit balances on customer accounts
279,805
256,636
Corporate deposits
22,174
15,941
Other
424
548
617,400
609,517
Customer deposits by type
Netherlands Rest of the world Total
in EUR million 2021 2020 2021 2020 2021 2020
1
Non-interest bearing
1,861
24,206
27,636
24,153
29,497
48,359
Interest bearing
214,228
174,641
373,674
386,517
587,902
561,158
216,090
198,847
401,310
410,671
617,400
609,517
1 The prior period has been updated to improve consistency and comparability of customer deposits by type.
Savings accounts relate to the balances on savings accounts, savings books, savings deposits, and time deposits of
private individuals.
14

Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss
in EUR million 2021 2020
Trading liabilities
27,113
32,709
Non-trading derivatives
2,120
1,629
Designated at fair value through profit or loss
41,808
48,444
71,041
82,781

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Trading liabilities

ING Group Annual Report 2021 on Form 20-F F -300
Trading liabilities
Trading liabilities by type
in EUR million 2021 2020
Equity securities
322
191
Debt securities
753
577
Funds on deposit
7,513
6,204
Derivatives
18,525
25,737
27,113
32,709
Non-trading derivatives
Non-trading derivatives by type
in EUR million 2021 2020
Derivatives used in:
-

fair value hedges
270
444
-

cash flow hedges
485
230
-

hedges of net investments in foreign operations
88
98
Other non-trading derivatives
1,278
857
2,120
1,629
Reference is made to Note 40 ‘Derivatives and hedge accounting’ for information on derivatives used for hedge accounting.
Other non-trading derivatives mainly includes interest rate swaps and foreign currency swaps for hedging purposes, but for which no hedge accounting is applied.
Designated at fair value through profit or loss

Designated at fair value through profit or loss by type
in EUR million 2021 2020
Debt securities
6,065
6,276
Funds entrusted
35,513
41,911
Subordinated liabilities
230
258
41,808
48,444
As at 31 December 2021, the change in the fair value of financial liabilities designated at fair value through profit
or loss attributable to changes in credit risk is EUR
95

million (2020: EUR
141

million) on a cumulative basis. This
change has been determined as the amount of change in

fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).
The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated at fair value through profit or loss excluding repurchase agreements (part of funds entrusted) is EUR
6,853

million (2020: EUR
6,682

million).
15

Provisions
Provisions by type
in EUR million 2021 2020
Reorganisation provisions
421
381
Litigation provisions
132
105
Other provisions
441
205
995
691
Changes in provisions
Reorganisation Litigation Other Total
in EUR million 2021 2020 2021 2020 2021 2020
1
2021 2020
Opening balance
381
385
105
102
205
201
691
688
Additions
310
165
50
46
354
66
715
277
Interest
-2
-1
-2
-1
Releases
-96
-16
-11
-25
-79
-47
-186
-88
Utilised
-172
-152
-18
-16
-25
-13
-215
-180
Exchange rate differences
0
-1
-3
-3
-2
-5
-4
-9
Other changes
-3
-0
9
0
-11
4
-5
4
Closing balance
421
381
132
105
441
205
995
691
1 The prior period additions and releases have been updated to improve consistency and comparability of Other Provisions.
In 2021, the additions to the reorganisation provision mainly relate to the discontinuation of retail banking activities in France and the restructuring of the branch network and retail advice organisation in the Netherlands.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

16

Other liabilities

ING Group Annual Report 2021 on Form 20-F F -301
The additions to the reorganisation provision in 2020 are mainly attributable to refocusing of our activities in
Wholesale Banking and decision on the Maggie

project, as well as additional restructuring costs in Retail Benelux and Other Challengers & Growth Markets.

These initiatives are implemented over a period of several years and the estimate of the reorganisation provisions is inherently uncertain.
Reference is made to Note 46 ‘Legal proceedings’ for developments in litigation provisions.

The additions to the Other provisions in 2021 include an

EUR
180

million provision for the compensation of Dutch
retail customers for past interest charges that did not sufficiently track market rates.

In 2021, Other provisions includes provisions of EUR
34

million (2020: EUR
17

million) that relate to credit
replacement facilities and EUR
114

million (2020: EUR
75

million) that relate to non-credit replacement off
balance facilities.
As at 31 December 2021, amounts expected to be settled within twelve months in Other provisions amount to
EUR
417

million (2020: EUR
139

million). The amounts included are based on best estimates with regard to
amounts and timing of cash flows required to settle the obligation.

Additions to provisions and unused amounts released are presented in Note 28 ‘Other operating expenses’.

16

Other liabilities
Other liabilities by type
In EUR million 2021 2020
Net defined benefit liability
227
350
Other post-employment benefits
72
83
Other staff-related liabilities
612
490
Share-based payment plan liabilities
4
2
Other taxation and social security contributions
409
435
Rents received in advance
19
15
Costs payable
2,016
2,018
Amounts to be settled
5,082
4,877
Lease liabilities
1,220
1,339
Other
3,178
1,999
12,839
11,609
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
Lease liabilities relate to right-of-use assets. Disclosures in respect to right-of-use assets are provided in Note 9
‘Property and Equipment’.
The total cash outflow for leases in 2021 was EUR
301

million (2020: EUR
273

million).
The line other relates mainly to balances on margin accounts or amounts payable to customers and includes the remaining EUR
140

million obligation to the broker regarding the share buyback programme.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

17

Debt securities in issue

ING Group Annual Report 2021 on Form 20-F F -302
17

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
Debt securities in issue – maturities
In EUR million 2021 2020
Fixed rate debt securities
Within 1 year
34,559
18,315
More than 1 year but less than 2 years
6,245
8,339
More than 2 years but less than 3 years
2,791
6,193
More than 3 years but less than 4 years
4,924
2,731
More than 4 years but less than 5 years
7,035
3,685
More than 5 years
29,843
28,706
Total fixed

rate debt securities
85,397
67,969
Floating rate debt securities
Within 1 year
3,389
8,699
More than 1 year but less than 2 years
1,534
3,050
More than 2 years but less than 3 years
137
1,526
More than 3 years but less than 4 years
194
138
More than 4 years but less than 5 years
192
91
More than 5 years
942
592
Total floating rate

debt securities
6,388
14,095
Total debt securities
91,784
82,065
In 2021 Debt securities in issue increased by EUR
9.7

billion because of liquidity and funding

needs.

Reference is made to Note 33 ‘Changes in liabilities arising from financing activities’ for further information on issuances and redemptions.
18

Subordinated loans
Subordinated loans by group companies
In EUR million 2021 2020
ING Groep N.V.
15,890
13,150
ING Group companies
824
2,654
16,715
15,805
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
In 2021 ING Groep N.V.

issued in June EUR
500

million
0.875

% Fixed Rate Subordinated Tier 2 Green Notes, in
September USD
1

billion
3.875
% and USD
1

billion
4.250
% Perpetual Additional Tier 1 Contingent Convertible
Capital Securities and in November EUR
1

billion
1.000
% Fixed Rate Subordinated Tier 2 Notes.
In 2021 ING Bank N.V.

redeemed in February EUR
1.5

billion
3.625
% Fixed Rate Subordinated Tier 2 notes on the
first call date. ING Groep N.V.

redeemed EUR
555

million, EUR
430

million and EUR
10

million Perpetual Debt
Securities in September.
Reference is made to Note 33 ‘Changes in liabilities arising from financing activities’ for further information on issuances and redemptions.
The average interest rate on subordinated loans is

3.75
% (2020:
3.73
%). The interest expense during the year
2021 was EUR
571

million (2020: EUR
612

million).

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

19

Equity

ING Group Annual Report 2021 on Form 20-F F -303
19

Equity
Total equity
In EUR million 2021 2020 2019
Share capital and share premium

-

Share capital
39
39
39

-

Share premium
17,105
17,089
17,078
17,144
17,128
17,117
Other reserves

-

Revaluation reserve: Equity securities at FVOCI
1,282
1,181
1,580

-

Revaluation reserve: Debt instruments at FVOCI
96
309
322

-

Revaluation reserve: Cash flow hedge
-153
1,450
1,208

-

Revaluation reserve: Credit liability
-80
-117
-114

-

Revaluation reserve: Property in own use
208
221
253

-

Net defined benefit asset/liability remeasurement reserve
-212
-307
-336

-

Currency translation reserve
-3,483
-3,636
-2,079

-

Share of associates and joint ventures and other reserves
3,416
3,246
3,189

-

Treasury shares
-1,612
-4
-10
-540
2,342
4,013
Retained earnings
35,462
32,149
29,866
Shareholders’ equity (parent)
52,066
51,619
50,996
Non-controlling interests
736
1,022
893
Total equity
52,802
52,640
51,889
Share capital and share premium
Share capital

Share capital
Ordinary shares (par value EUR 0.01)
Number x 1,000 Amount
2021 2020 2019 2021 2020 2019
Authorised share capital
14,729,000
14,729,000
14,729,000
147
147
147
Unissued share capital
10,824,935
10,828,331
10,832,266
108
108
108
Issued share capital
3,904,065
3,900,669
3,896,734
39
39
39
Changes in issued share capital
Ordinary shares
(par value EUR 0.01)
Number x
1,000
Amount
Issued share capital as at 1 January 2019
3,891,728
39
Issue of shares
5,006
Issued share capital as at 31 December 2019
3,896,734
39
Issue of shares
3,934
Issued share capital as at 31 December 2020
3,900,669
39
Issue of shares
3,397
Issued share capital as at 31 December 2021
3,904,065
39
In 2021, ING Groep N.V.

issued
3.4

million ordinary shares (2020:
3.9

and in 2019:
5.0

million ordinary shares).
These issues were made in order to fund obligations arising from share-based employee incentive programmes.
As at 31 December 2021 ING Groep N.V.

has issued USD
7,750

million Perpetual Additional Tier 1 Contingent
Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of
law into ordinary shares if the conditions to such a conversion are fulfilled. As a result of this conversion, the issued share capital can increase by up to
861

million ordinary shares. Reference is made to Note 18
‘Subordinated loans’.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

19

Equity

ING Group Annual Report 2021 on Form 20-F F -304
Ordinary shares
All ordinary shares are registered. No share certificates have been issued. The par value of ordinary shares is EUR
0.01
. The authorised ordinary share capital of ING Groep N.V.

currently consists of
14,729

million ordinary shares.
As at 31 December 2021,
3,904

million ordinary shares were issued and fully paid.
Ordinary shares held by ING Group (Treasury shares)
As at 31 December 2021,
128.3

million ordinary shares (2020:
0.6

million and 2019:
0.9

million) of ING Groep N.V.
with a par value of EUR
0.01

are held by ING Groep N.V.

or its subsidiaries. The obligations with regard to the
share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.
Share premium
Share premium
In EUR million 2021 2020 2019
Opening balance
17,089
17,078
17,050
Issue of shares
16
11
28
Closing balance
17,105
17,089
17,078
The increase in share premium, is a result of the issuance of ordinary shares related to share-based employee
incentive programmes.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

19

Equity

ING Group Annual Report 2021 on Form 20-F F -305
Other reserves
Revaluation reserves
Changes in revaluation reserve
Equity securities at FVOCI Debt instruments at FVOCI Cash flow hedge Credit liability Property in own use
In EUR million 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019
Opening balance
1,181
1,580
1,914
309
322
398
1,450
1,208
604
-117
-114
8
221
253
204
Changes in credit liability reserve
37
-19
-116
Unrealised revaluations
94
-337
137
-173
20
-43
-1,603
242
604
-2
-7
58
Realised gains/losses transferred to

the statement of profit or loss

-40
-33
-33
Realised revaluations transferred

to retained earnings
6
-1
-472
16
-6
-11
-26
-9
Other changes
-62
Closing balance
1,282
1,181
1,580
96
309
322
-153
1,450
1,208
-80
-117
-114
208
221
253
Equity securities at FVOCI
In 2021, the unrealised revaluation of EUR
94

million includes revaluation of shares in Bank of Beijing for EUR
38
million.
In 2020, the unrealised revaluations of EUR -
337

million includes revaluation of shares in Bank of Beijing for EUR -
339

million. Other changes of EUR -
62

million is related to prior years revaluations of Visa shares, which are reclassified to Financial assets at fair value through profit or loss and for which the unrealised revaluation up until
2019 is transferred to retained earnings.

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
-320

million and
EquensWorldLine EUR
-149

million.
Cash flow hedge
ING mainly hedges floating rate lending with interest rate swaps. Due to an increase in yield curves in 2021 the interest rate swaps had a negative revaluation of EUR
-1,603

million which is recognised in the cash flow hedge
reserve.
Net defined benefit asset/liability remeasurement reserve
Reference is made to Note 37 ‘Pension and other post-employment benefits’.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

19

Equity

ING Group Annual Report 2021 on Form 20-F F -306
Currency translation reserve
Changes in currency translation reserve
In EUR million 2021 2020 2019
Opening balance
-3,636
-2,079
-2,043
Unrealised revaluations
-61
106
-134
Realised gains/losses transferred to

the statement of profit or loss

-1
-138
Exchange rate differences
214
-1,662
236
Closing balance
-3,483
-3,636
-2,079
Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges. The hedging strategy is to hedge the CET1 ratio of ING Group. The net increase of unrealised revaluations and Exchange rate differences of EUR
153

million is related to several currencies including USD (EUR
456

million), TRY (EUR
-466

million) GBP (EUR
86

million), CHF (EUR
32

million), CNY (EUR
27

million) and other
currencies (EUR
18

million).
In 2019 realised gains/losses transferred to the statement of profit or loss is related to the sale of shares in Kotak
Mahindra Bank (EUR
-119

million) and the effect of the merger transaction of TTB (EUR
-18

million).
Share of associates and joint ventures and other reserves
Changes in share of associates, joint ventures and other reserves
In EUR million 2021 2020 2019
Opening balance
3,246
3,189
2,940
Result for the year
191
94
180
Transfer to/from

retained earnings
-21
-37
69
Closing balance
3,416
3,246
3,189
The Share of associates, joint ventures and other reserves includes non-distributable profits from associates and joint ventures of EUR
738

million (2020: EUR
644

million). Other reserves includes a statutory reserve of EUR
2,103

million (2020: EUR
1,912

million) related to the former Stichting Regio Bank and the former Stichting
Vakbondsspaarbank SPN and a legal reserve of EUR
573

million (2020: EUR
688

million) related to own developed
software.
Treasury shares
Changes in treasury shares
Amount Number x 1,000
2021 2020 2019 2021 2020 2019
Opening balance
-4
-10
-11
572
919
1,138
Purchased/sold for trading purposes
-4
5
1
102
-348
-218
Purchases Share buyback programme
-1,604
127,628
Closing balance
-1,612
-4
-10
128,301
572
919
On 1 October 2021, ING announced a share buyback

programme for EUR
1,744

million, commencing on 5
October 2021 and which was completed by February 2022. As per

31 December 2021 a total of
128

million shares
have been repurchased at an average price of EUR
12.57

per share for a total consideration of EUR
1,604

million.
As the programme was initiated for capital reduction purposes, ING Groep N.V.

intends to cancel all the shares
acquired under the programme.
Retained earnings
Changes in retained earnings

In EUR million 2021 2020 2019
Opening balance
32,149
29,866
28,339
Transfer to/from

other reserves
26
108
418
Result for the year
5,760
2,156
3,723
Dividend and other distributions
-2,342
-2,650
Employee stock options and share plans
12
11
13
Changes in composition of the group and other changes
-143
6
23
Closing balance
35,462
32,149
29,866
Dividend and other distributions
In 2021, a cash dividend of EUR
1,288

million (2020:
nil

and 2019: EUR
2,650

million) and other cash distributions
of EUR
1,054

million related to prior year profits were paid to the shareholders of ING Group. For further information, reference is made to Note 31 ‘Dividend per ordinary share’.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

19

Equity

ING Group Annual Report 2021 on Form 20-F F -307
Other changes
Other changes' includes an amount of EUR
140

million, which corresponds to the remaining obligation to the broker regarding the share buyback programme. As ING Group has a contractual obligation to purchase its own shares when the agreement with the broker was signed a liability was formed with a corresponding reduction in equity.

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
Vakbondsspaarbank SPN.
As at 31 December 2021, an amount of EUR
2,103

million (2020: EUR
1,912

million; 2019: EUR
1,818

million)
related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN is included.
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
9 of Book 2 of the Dutch Civil Code, from ING Group’s subsidiaries, associates and joint ventures are as follows:
Non-distributable reserves
In EUR million 2021 2020 2019
ING Bank
8,205
9,829
8,397
Other
0
2
0
Non-distributable reserves
8,205
9,831
8,398
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
Without prejudice to the authority of the Executive Board to allocate profits to reserves and to the fact that the ordinary shares are the most junior securities issued by ING Groep N.V., no specific dividend payment restrictions with respect to ordinary shares exist. Refer to Note 51 ‘Capital Management’ for further details.
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
0.01
. A right to acquire cumulative preference shares has been granted to
Stichting Continuïteit ING (ING Continuity Foundation).
The cumulative preference shares rank before the ordinary shares in entitlement to dividend and to distributions upon liquidation of ING Groep N.V.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Equity

ING Group Annual Report 2021 on Form 20-F F -308
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Net interest income

ING Group Annual Report 2021 on Form 20-F F -309
Notes to the Consolidated statement

of profit or loss
20

Net interest income
Net interest income
in EUR million 2021 2020 2019 2021 2020 2019
Interest income on loans
13,914
15,624
19,028
Interest expense on deposits from banks
109
177
361
Interest income on financial assets at fair value through OCI
346
512
615
Interest expense on customer deposits
915
1,331
2,934
Interest income on debt securities at amortised cost
468
508
673
Interest expense on debt securities in issue
1,218
1,732
2,350
Interest income on non-trading derivatives (hedge accounting)
2,361
3,392
4,319
Interest expense on subordinated loans
571
612
660
Negative interest on liabilities
1,487
678
422
Negative interest on assets
572
353
349
Total interest

income using effective interest rate

method
18,577
20,715
25,056
Interest expense on non-trading derivatives (hedge accounting)
1,700
3,198
4,615
Total interest

expense using effective interest rate

method
5,085
7,402
11,268
Interest income on financial assets at fair value through profit or loss
435
658
1,897
Interest income on non-trading derivatives (no hedge accounting)
2,025
1,154
1,181
Interest expense on financial liabilities at fair value through profit or loss
304
514
1,695
Interest income other

14
32
30
Interest expense on non-trading derivatives (no hedge accounting)
1,605
1,029
1,311
Total other interest

income
2,474
1,843
3,107
Interest expense on lease liabilities
14
18
25
Total interest

income

21,051
22,559
28,163
Interest expense other
43
44
54
Total other interest

expense
1,966
1,605
3,084
Total interest

expense
7,051
9,007
14,353
Net interest income
14,000
13,552
13,811
Total

net interest income amounts to EUR
14,000

million (2020: EUR
13,552

million). Net interest income was
affected by reversing the hedge accounting impacts that are applied under EU ‘IAS 39 carve-out’ with an impact
of EUR +
385

million (2020: EUR
-52

million). The net increase, without the IAS 39 carve

out impact, is EUR
11
million.

Higher interest results were recorded on lending products (driven by a higher total lending margin).
These increases were offset by lower revenues on current accounts and savings, reflecting continued liability margin pressure.
Negative interest on liabilities in 2021, amounting to EUR
1,487

million (2020: EUR
678

million) includes ECB
funding rate benefit from the TLTRO III programme of EUR
808

million (2020: EUR
164

million). This amount
includes EUR
325

million of unconditional interest benefit and EUR
483

million of conditional interest benefit
which depends on meeting the lending growth targets (2020: the full amount of EUR
164

million represented
unconditional interest benefit).

As at 31 December 2020, ING Group did not have a reasonable expectation of meeting the lending growth
targets for the first special reference period (1 March 2020 to 31 March 2021), hence ING Group did not accrue for the conditional benefit and recognised unconditional interest benefit at
-50

bps in 2020. In the first quarter of
2021, ING Group met the lending growth targets for the first special reference period (1 March 2020 to 31 March
2021) and therefore the interest rate applicable under TLTRO III during the period 24 June 2020 to 23 June 2021 changed from
-50
bps to
-100
bps. The effect of the revised interest rate has been recognised in the statement of profit or loss (net interest income) in 2021 including EUR
158

million related to the year 2020. Based on the
developments in the eligible asset base, ING met the lending growth targets for the second special reference
period (1 October 2020 to 31 December 2021), therefore the funding rate remains at
-100

bps for the period 24
June 2021 – 23 June 2022.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Net fee and commission income

ING Group Annual Report 2021 on Form 20-F F -310
21

Net fee and commission income

Net fee and commission income
in EUR million 2021 2020 2019
Fee and commission income
Payment Services
1,661
1,566
1,638
Securities business
853
700
485
Insurance and other broking
734
705
674
Portfolio management
617
525
490
Lending business
477
368
411
Financial guarantees and other commitments
458
364
338
Other
204
286
404
Total fee

and commission income
5,004
4,514
4,439
Fee and commission expenses
Payment Services
563
611
669
Securities business
164
133
127
Distribution of products (Externally)
591
548
504
Other
169
211
272
Total fee

and commission expenses
1,487
1,503
1,571
Net fee and commission income
3,517
3,011
2,868
ING Group changed the presentation of net fee and commission income as of 2021 to better align with internal management and monitoring. Comparative figures for 2020 and 2019 have been updated accordingly. The reclassifications

do not affect the total amount of Net Fee and Commission Income.

Payment services fees are earned for providing services for deposit accounts and cards, cash management and transaction processing including interchange. Securities fees and commissions are fees for securities brokerage and securities underwriting. Portfolio management fees include fees earned for asset management activities, fiduciary and related activities in which ING holds or invests assets on behalf of its customers. Fees and
commissions from Lending business include income earned

for lending advisory, origination, underwriting and
loan commitments which are not part of the effective interest rate. Financial guarantees and other commitments fees and commissions are earned from bank guarantees, letters of credit and other trade finance related products, factoring and leasing. Fees paid for distribution of products are all fees paid for the distribution of ING’s products and services through external providers.

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
22

Valuation results and net trading income

Valuation results and net trading income
in EUR million 2021 2020 2019
Securities trading results
787
-500
974
Derivatives trading results
-554
701
-998
Other trading results
84
72
117
Change in fair value of derivatives relating to
–

fair value hedges

-1,317
538
507
–

cash flow hedges (ineffective portion)
1
-5
47
–

other non-trading derivatives

1,179
-90
-732
Change in fair value of assets and liabilities (hedged items)
1,330
-541
-518
Valuation results on assets and liabilities designated at FVPL

(excluding trading)
-13
-123
-358
Foreign exchange transactions results
567
422
801
2,065
474
-159
Changes in Valuation results and net trading income in 2021 compared to 2020 are the result of increased yield curves in 2021 versus decreased yield curves in 2020.

Securities trading results includes the results of market making in instruments such as government securities,
equity securities, corporate debt securities, money-market instruments. Derivatives trading results includes the results of derivatives such as interest rate swaps, options, futures, and forward contracts.

Trading gains and losses relating to trading securities still held as at 31 December 2021 amount to EUR
-268
million (2020: EUR
-690

million; 2019: EUR
-82

million).

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Investment income

ING Group Annual Report 2021 on Form 20-F F -311
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
Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are
classified under IFRS as Trading but are closely related to servicing the needs of the clients of ING. ING offers products that are traded on the financial markets to institutional clients, corporate clients, and governments. ING
Group’s trading books are managed based on internal limits and comprise a mix of products with results which could be offset. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not always allow netting of these positions in the statement of financial position. Reference is made to Note 4 ‘Financial assets at fair value through profit or loss’ and Note 14 ‘Financial liabilities at fair value through profit or loss’ for information on trading assets and trading liabilities respectively.
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

In general, the fair value movements are influenced by changes in the market conditions, such as stock prices, credit spreads, interest rates and currency exchange rates. The Covid-19 pandemic is still ongoing, but markets have recovered and stabilised further during 2021 and volatility has largely returned to pre-pandemic levels.

Furthermore, derivatives trading results is also impacted by fair value movements arising from changes in credit spreads (CVA and DVA), bid offer spreads, model risk and incremental cost of funding on derivatives (FVA and
CollVA).

Spreads tightened in 2021 compared to 2020 and the fair value changes decreased.
In 2021, Derivatives trading results include EUR
98

million CVA/DVA adjustments on trading derivatives (2020:
EUR
17

million; 2019: EUR
39

million).

‘Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading)’
include fair value changes on financial assets and financial liabilities driven by changed market conditions. Refer
to Note 4 'Financial assets at fair value through profit or loss' and to Note 14 ‘Financial liabilities at fair value
through profit or loss’.
In addition, ‘Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading)’ include fair value adjustments on own issued notes amounting to EUR
65

million (2020: EUR
-1

million;
2019: EUR
-424

million).
Interest income from trading assets in 2021 amounted to EUR
13,737

million (2020: EUR

13,412

million; 2019:
15,187

million). Interest expense from trading liabilities in 2021

amounted to EUR
14,079

million (2020: EUR
13,052

million; 2019:
14,922

million).
23

Investment income

Investment income
in EUR million 2021 2020 2019
Dividend income
122
107
115
Realised gains/losses on disposal of debt instruments measured at FVOCI
45
44
46
Income from and fair value gains/losses on investment properties -0
1
27
Investment income
167
152
188
In 2021, 2020 and 2019 dividend income mainly consists

of dividend received from ING’s equity stake in Bank of
Beijing.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Result on disposal of group companies

ING Group Annual Report 2021 on Form 20-F F -312
24

Result on disposal of group companies

Result on disposal of group companies
in EUR million 2021 2020 2019
ING Austria (Retail Banking activities)
-26
Makelaarsland
-3
Cel Data Services

-3
ING Lease Italy
-2
ING Mauritius
119
-29
-3
117
At 12 July 2021, ING announced that it has reached an

agreement to transfer

ING’s Retail

Banking operations in Austria
to bank99. Per 1 December 2021 ING completed the

transaction and realized a

loss on settlement of
EUR
26

million.
ING and the board of Makelaarsland agreed during 2021 to continue Makelaarsland independently.

The negative
result on disposal of group companies from this management buyout amounted to a loss of approximately EUR
3
million.
In 2020 ING realized a EUR
3

million loss on the sale of Cel Data Services N.V. against net assets disposed of EUR
4
million. Cel Data Services N.V.

is active in ATM services including cash loading and ICT managed services for ING’s
Belgian retail branches, other Belgian financial institutions and retail shops.
In 2019 the Result on disposal of group companies is mainly impacted by the sale of ING’s stake in Kotak
Mahindra Bank by ING Mauritius during 1Q 2019. ING Mauritius is in the process of being liquidated and
consequently, the release of the currency translation reserve (CTA)

and the release of the Net Investment
Foreign Entities reserve resulted in a one-off gain of EUR
119

million.
25

Net result on derecognition of financial assets measured at amortised cost

Net result on derecognition of financial assets measured at amortised cost in EUR million 2021 2020 2019
Loans at amortised cost
1
4
13
Securities at amortised cost
-1
185
24
Net result on derecognition of financial assets measured at amortised cost
-0
189
38
In 2020, driven by exceptional market circumstances in the first quarter, ING realised a profit on the sale of debt securities at amortised cost of EUR
186

million.
26

Other income
In 2021, Other income of EUR
236

million (2020: EUR
20

million; 2019: EUR
214

million) includes the recognition
of EUR
72

million relating to a better than expected recovery of the insolvency of a financial institution in the
Netherlands and EUR
34

million proceeds of the agreement with Raiffeisenbank due to the withdrawal from the retail banking market in the Czech Republic.

Furthermore, it includes the positive recovery of defaulted
receivables of EUR
25

million (2020: EUR
27

million).
In 2020, Other income is impacted by positive and negative non-recurring results, including a loss of EUR
58
million following a settlement with the Australian Tax Authorities related to former insurance activities, that were fully indemnified by NN Group. This was offset by a tax profit for the same amount resulting from the release of the provision for uncertain tax positions in current tax liabilities.
In 2019, Other income also included the recognition of EUR
79

million receivable related to the insolvency of a
financial institution.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Staff Expenses

ING Group Annual Report 2021 on Form 20-F F -313
27

Staff Expenses

Staff expenses
in EUR million 2021 2020 2019
Salaries
4,011
3,751
3,572
Pension costs and other staff-related benefit costs
408
395
366
Social security costs
563
538
530
Share-based compensation arrangements
31
19
41
External employees
699
881
974
Education
47
43
64
Other staff costs
182
186
208
5,941
5,812
5,755
Share-based compensation arrangements include EUR
29

million (2020: EUR
17

million; 2019: EUR
38

million)
relating to equity-settled share-based payment arrangements and EUR
2

million (2020: EUR
2

million; 2019: EUR
3

million) relating to cash-settled share-based payment arrangements.
Number of employees
Netherlands Rest of the world Total
2021 2020 2019 2021 2020 2019 2021 2020 2019
Total average

number
of internal employees at full time
equivalent basis
15,138
15,201
14,415
42,523
40,701
39,016
57,660
55,901
53,431
Remuneration of senior management, Executive Board and Supervisory Board
Reference is made to Note 50 ‘Related parties’.
Share plans and Stock Options
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
The share awards granted in 2021 relate to the performance year 2020. In 2021,
0

share awards (2020:
63,837
;
2019:
0
) were granted to the members of the Executive Board of ING Groep N.V.,

and

123,750

share awards
(2020:
122,338
; 2019:
2,837
) were granted to the Management Board Banking. To senior management and other employees

3,267,372

share awards (2020:
3,678,776
; 2019:
2,167,817
) were granted.
The obligations with regard to share plans are funded by newly issued shares at the discretion of ING Group.
In 2010, the Group Executive Board has decided not to continue the option scheme as from 2011. These option
schemes have run off during the financial year 2020.

On 31 December 2019 there were
2,356,343

options outstanding and in 2019
2,186,316

options were exercised.
The weighted average share price at the date of exercise for options exercised during 2020 was EUR
5.73

(2019:
10.89
).

Changes in share awards
Share awards (in numbers)
Weighted average grant

date fair
values (in euros)
2021 2020 2019 2021 2020 2019
Opening balance
3,878,219
3,857,048
5,854,999
7.25
11.14
11.62
Granted
3,391,122
3,864,951
2,170,654
9.69
5.12
10.04
Performance effect
11.12
Vested
-3,459,163
-3,690,340
-3,945,020
9.25
9.01
11.23
Forfeited
-135,506
-153,440
-223,585
7.61
8.55
11.39
Closing balance
3,674,672
3,878,219
3,857,048
7.60
7.25
11.14

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Other operating expenses

ING Group Annual Report 2021 on Form 20-F F -314
As at 31 December 2021 the share awards consists of
3,154,715

share awards (2020:
3,326,457
; 2019:
3,346,004
)
relating to equity-settled share-based payment arrangements and
519,957

share awards (2020:
551,762
; 2019:
511,044
) relating to cash-settled share-based payment arrangements.
The fair value of share awards granted is recognised as an expense under Staff expenses and is allocated over the vesting period of the share awards. The fair value calculation takes into account the current stock prices, expected volatilities and the dividend yield of ING shares.

As at 31 December 2021, total unrecognised compensation costs related to share awards amount to EUR
13
million (2020: EUR
10

million; 2019: EUR
15

million). These costs are expected to be recognised over a weighted average period of
1.7

years (2020:
1.6

years; 2019:
1.4

years).
28

Other operating expenses

Other operating expenses
in EUR million 2021 2020 2019
Regulatory costs
1,265
1,105
1,021
Audit and non-audit services
34
29
30
IT related expenses
781
812
759
Advertising and public relations
305
335
391
External advisory fees
301
418
416
Office expenses
281
320
325
Travel and accommodation

expenses
52
68
140
Contributions and subscriptions
112
110
108
Postal charges
38
38
46
Depreciation of property and equipment
573
578
551
Amortisation of intangible assets
261
251
237
(Reversals of) impairments of tangible assets
26
43
-3
(Reversals of) impairments of intangible assets
95
515
62
Addition to / (unused amounts reversed of) provision for reorganisations
214
149
6
Addition to / (unused amounts reversed of) other provisions
254
39
29
Other
658
532
477
5,251
5,341
4,598
Reference is made to Note 9 for (reversals of) impairments of property and equipment and Note 10 for (reversals
of) impairments of intangible assets.
Regulatory costs
Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), The Single Resolution Fund
(SRF), local bank taxes and local resolution funds. Included in Regulatory costs for 2021, are contributions to DGS of EUR
435

million (2020: EUR
413

million; 2019: EUR
362

million) mainly related to the Netherlands, Germany,
Belgium, and Poland and contributions to the SRF and local resolution funds of EUR
308

million (2020: EUR
277
million; 2019: EUR
239

million). In 2021 local bank taxes increased by EUR
107

million from EUR
414

million in
2020 to EUR
522

million (2019: EUR
420

million).

Addition to / (unused amounts reversed of) provision for reorganisations
For further information reference is made to Note 15 ‘Provisions’.
Addition to / (unused amounts reversed of) other provisions
For further information reference is made to Note 15 ‘Provisions’ and Note 46

‘Legal proceedings’.
29

Audit fees
Total

audit and non-audit services include

the following fees for services provided by the Group’s auditor.

Fees of Group’s auditors
2021 2020 2019
Audit fees
27
25
21
Audit related fees 0
1
2
Total

1
27
26
23
1

The Group’s auditors did not provide any non-audit services.
Fees as disclosed in the table above relate to the network of the Group’s auditors and are the total expected audit fees for the period excluding VAT.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Earnings per ordinary share

ING Group Annual Report 2021 on Form 20-F F -315
30

Earnings per ordinary share

Earnings per ordinary share
Weighted average number
of ordinary

shares outstanding
Amount during the period Per ordinary share
(in EUR million) (in millions) (in EUR)
2021 2020 2019 2021 2020 2019 2021 2020 2019
Basic earnings
5,951
2,250
3,903
3,888.5
3,898.9
3,894.8
1.53
0.58
1.00
Basic earnings from continuing
operations
5,951
2,250
3,903
1.53
0.58
1.00
Effect of dilutive instruments:
Stock option and share plans
2.2
2.2
0.5
2.2
2.2
0.5
Diluted earnings
5,951
2,250
3,903
3,890.7
3,901.1
3,895.3
1.53
0.58
1.00
Diluted earnings from
continuing operations
5,951
2,250
3,903
1.53
0.58
1.00
Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding,

own shares held by
group companies (including share buyback programme) are deducted from the total number of ordinary shares in issue.
Dilutive instruments
Diluted earnings per share is calculated as if the stock options and share plans outstanding at the end of the
period had been exercised at the beginning of the period and assuming that the cash received from dilutive
instruments (if any)

is used to buy own shares against the average market price during the period. The net increase in the number of shares resulting from exercising stock options and share plans is added to the average number of shares used for the calculation of diluted earnings per share. In

2021, the effect of dilutive
instruments no longer includes stock options. The stock option scheme was terminated in 2020.
31

Dividend per ordinary share

Dividends to shareholders of the parent
Per
ordinary
share

(in EUR)
Total
(in EUR
million)
Dividends on ordinary shares:
In respect of 2019

- Interim dividend, paid in cash in August 2019
0.24
935
Total dividend in respect of

2019
0.24
935
In respect of 2020

- Interim dividend, paid in February 2021
1
0.12
468
Total dividend in respect of

2020
0.12
468
In respect of 2021

- Interim dividend, paid in October 2021
0.21
820

- Final dividend declared
0.41
1,548
2
Total dividend in respect of

2021
0.62
2,368
1 AGM declared the interim dividend of EUR
0.12

per ordinary share, paid in February 2021, as final dividend over 2020.
2 Compared to the reserved amount of EUR
1,568

million, EUR
20

million will remain available for distribution to the shareholders due to rounding of cents per share.
ING Groep N.V.

is required to withhold tax of
15
% on dividends paid.
The final dividend declared for 2021 is based on the proposed dividend of EUR
0.41

per share times the total
number of outstanding shares. This excludes the shares repurchased under the share buyback programme (
128
million shares at 31 December 2021). On 28 February 2022

ING announced it has fully completed the programme
under which
140

million shares were repurchased.
In 2021, other cash distributions related to prior year profits of EUR
1,054

million (EUR
0.27

per share) were paid
to the shareholders of ING Group. Reference is made to Note 19 ‘Equity’ for further information.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Net cash flow from operating activities

ING Group Annual Report 2021 on Form 20-F F -316
32

Net cash flow from operating activities
The table below shows a detailed overview of the net cash flow from operating activities.

Cash flows from operating activities
in EUR million
2021 2020 2019
Cash flows from operating activities
Result before tax
8,385
3,399
5,653
Adjusted for: - Depreciation and amortisation
834
829
789
-

Addition to loan loss provisions
516
2,675
1,120
-

Other non-cash items included in result before tax
-1,190
1,671
1,213
Taxation

paid
-1,873
-1,734
-2,345
Changes in:
–

Loans and advances to banks, not available on demand
262
10,033
-1,338
–

Deposits from banks, not payable on demand
8,438
43,044
-2,574
Net change in loans and advances to/ from banks, not available/ payable on
demand
8,700
53,078
-3,911
–

Trading assets
-25
-2,101
605
–

Trading liabilities
-5,596
4,667
-3,173
Net change in Trading assets and Trading

liabilities
-5,620
2,566
-2,568
Loans and advances to customers
-27,860
2,876
-16,687
Customer deposits
10,339
39,740
18,040
–

Non–trading derivatives
290
-1,440
1,072
–

Assets designated at fair value through profit or loss
-1,907
-1,369
-7
–

Assets mandatorily at fair value through profit or loss
1,650
-1,963
23,343
–

Other assets
-113
1,082
1,363
–

Other financial liabilities at fair value through profit or loss
-6,791
1,189
-12,235
–

Provisions and other liabilities
-304
-1,355
-1,784
Other
-7,175
-3,856
11,752
Net cash flow from/(used in) operating activities
-14,943
101,243
13,055
33

Changes in liabilities arising from financing activities
Changes in liabilities arising from financing activities
Debt securities in issue Subordinated Loans Lease liabilities
Total Liabilities from
financing activities
in EUR million
2021 2020 2021 2020 2021 2020 2021 2020
Opening balance
82,065
118,528
15,805
16,588
1,339
1,507
99,208
136,622
Cashflows:
Additions
85,113
65,308
3,163
2,165
88,276
67,472
Redemptions / Disposals
-76,150
-99,212
-2,449
-2,786
-301
-273
-78,900
-102,270
Non cash changes:
Amortisation
1
68
27
5
14
18
42
92
Other
-92
-105
-26
-20
161
118
43
-6
Changes in unrealised
revaluations
-1,923
880
-414
397
-2,336
1,277
Foreign exchange movement
2,771
-3,403
609
-545
6
-31
3,386
-3,980
Closing balance
91,784
82,065
16,715
15,805
1,220
1,339
109,719
99,208

Cash and cash equivalents

Cash and cash equivalents
in EUR million 2021 2020 2019
Treasury bills and other eligible bills
23
0
43
Deposits from banks/Loans and advances to banks
1,122
478
786
Cash and balances with central banks
106,520
111,087
53,202
Cash and cash equivalents at end of year
107,665
111,566
54,031
Treasury bills and other eligible bills included in cash and cash equivalents in EUR million 2021 2020 2019
Treasury bills and other eligible bills included in securities at AC
23
43
23
0
43

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Segments

ING Group Annual Report 2021 on Form 20-F F -317
Deposits from banks/Loans and advances to banks
in EUR million 2021 2020 2019
Included in cash and cash equivalents:
–

Deposits from banks
-7,059
-8,788
-8,519
–

Loans and advances to banks
8,181
9,266
9,304
1,122
478
786
Not included in cash and cash equivalents:
–

Deposits from banks
-78,033
-69,310
-26,307
–

Loans and advances to banks
15,411
16,098
25,832
-62,621
-53,212
-476
Total as included in the statement

of financial position:
–

Deposits from banks
-85,092
-78,098
-34,826
–

Loans and advances to banks
23,592
25,364
35,136
-61,500
-52,733
310
Cash and cash equivalents includes deposits from banks and loans and advances to banks that are on demand.

Included in Cash and cash equivalents, are minimum mandatory reserve deposits to be held with various central
banks. Reference is made to Note 43 ‘Transfer of financial assets, assets pledged and received as collateral’ for restrictions on Cash and balances with central banks.

Segment reporting
35

Segments
ING Group’s segments are based on the internal reporting structure by lines of business.
The Executive Board of ING Group and the Management Board Banking (together the Chief Operating Decision
Maker (CODM)) set the performance targets, approve and monitor the budgets prepared by the business lines.
Business lines formulate strategic, commercial, and financial plans in conformity with the strategy and performance targets set by the CODM.
Recognition and measurement of segment results are in line with the accounting policies as described in Note 1
‘Basis of preparation and significant accounting policies’. The results for the period for each reportable segment are after intercompany and intersegment eliminations and are those reviewed by the CODM to assess performance of the segments. Corporate expenses are allocated to business lines based on time spent by head
office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.
The following table specifies the segments by line of business and main sources of income of each of the
segments:

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Segments

ING Group Annual Report 2021 on Form 20-F F -318
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
Specification of geographical split of the segments
Geographical split of the segments Main countries
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

Reference is made to Note 1 ‘Basis of preparation and significant accounting policies’ for a reconciliation between IFRS-EU and IFRS-IASB. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Segments

ING Group Annual Report 2021 on Form 20-F F -319
ING Group reconciles the total segment results to the total result using Corporate Line. The Corporate Line is a reflection of capital management activities and certain income and expenses that are not allocated to the
banking businesses, including the recognition of

value-added tax (VAT)

refunds in the Netherlands (recorded
under expenses). In 2021, income was supported by a EUR
143

million conditional TLTRO III benefit and the
recognition of a EUR
72

million receivable related to the insolvency of a financial institution, while expenses
included EUR
87

million of regulatory costs due to an incidental
50
% increase in the Dutch bank tax as well as a
significantly lower VAT

refund compared with the previous year. In 2020, net interest income on the Corporate
Line sharply declined, mainly due to lower interest results from foreign currency hedging due to lower interest rate differentials. In 2019, a EUR
119

million gain from the release of a currency translation reserve following the sale of ING’s stake in Kotak Mahindra Bank was included, and the recognition of a EUR
79

million receivable
related to the insolvency of a financial institution (both recorded under income). Furthermore,

the Corporate
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Segments

ING Group Annual Report 2021 on Form 20-F F -320
Reconciliation between IFRS-IASB and IFRS-EU income, expense and net result
12 month period 2021 2020 2019
in EUR million Income Expenses Taxation
Non-
controlling
interests Net result 1 Income Expenses Taxation
Non-
controlling
interests Net result 1 Income Expenses Taxation
Non-
controlling
interests Net result 1
Net result IFRS-IASB attributable to equity holder of the
parent
20,093
11,708
2,306
128
5,951
17,227
13,828
1,070
78
2,250
17,125
11,472
1,652
99
3,903
Remove impact of:
Adjustment of the EU 'IAS 39 carve out'
2
-1,603
-429
-1,174
410
176
234
1,181
303
878
Result IFRS-EU
3
18,490
11,708
1,877
128
4,776
17,637
13,828
1,246
78
2,485
18,306
11,472
1,955
99
4,781
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Segments

ING Group Annual Report 2021 on Form 20-F F -321
ING Group Total
12 month period 2021 2020 2019
in EUR million
ING
Bank Other
Total ING
Group
ING
Bank Other
Total ING
Group
ING
Bank Other
Total ING
Group
Income
– Net interest income
13,615
-0
13,615
13,600
3
13,604
14,074
4
14,079
– Net fee and commission income
3,517
-0
3,517
3,011
-0
3,011
2,868
-0
2,868
– Total investment

and other income
1,354
5
1,359
1,034
-12
1,022
1,352
8
1,360
Total income
18,485
5
18,490
17,645
-9
17,637
18,295
12
18,306
Expenditure
– Operating expenses
11,195
-3
11,192
11,160
-8
11,153
10,343
9
10,353
– Addition to loan loss provisions
516
0
516
2,675
-0
2,675
1,120
0
1,120
Total expenses
11,711
-3
11,708
13,835
-8
13,828
11,463
9
11,472
Result before taxation
6,774
8
6,782
3,810
-1
3,809
6,831
3
6,834
Taxation
1,876
1
1,877
1,317
-71
1,246
1,889
66
1,955
Non-controlling interests
128
0
128
78
78
99
99
Net result IFRS-EU
4,770
7
4,776
2,415
70
2,485
4,843
-63
4,781
Adjustment of the EU 'IAS 39 carve out'
1,174
1,174
-234
-234
-878
-878
Net result IFRS-IASB attributable to equity holder of the parent
5,944
7
5,951
2,180
70
2,250
3,966
-63
3,903

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Segments

ING Group Annual Report 2021 on Form 20-F F -322
Segments by line of business

12 month period 2021 2020 2019
in EUR million Retail
Nether-
lands
Retail
Belgium
Retail
Ger-
many 1
Retail
Other 1
Wholesale
Banking
Corporate
Line Total
Retail
Nether-
lands
Retail
Belgium
Retail
Ger-
many
Retail
Other
Wholesale
Banking
Corporate
Line Total
Retail
Nether-
lands
Retail
Belgium
Retail
Ger-
many
Retail
Other
Wholesale
Banking
Corporate
Line Total
Income
–

Net interest income
3,290
1,747
1,447
2,712
4,151
267
13,615
3,511
1,816
1,587
2,760
3,718
212
13,604
3,541
1,907
1,579
2,787
3,794
470
14,079
–

Net fee and commission income
771
519
497
530
1,197
3
3,517
681
413
437
412
1,069
-1
3,011
674
374
268
423
1,135
-6
2,868
–

Total investment

and other income
201
209
65
361
568
-45
1,359
279
145
93
89
609
-192
1,022
290
161
138
298
369
103
1,360
Total income
4,262
2,475
2,009
3,602
5,916
226
18,490
4,471
2,373
2,117
3,261
5,396
18
17,637
4,505
2,442
1,985
3,509
5,298
568
18,306
Expenditure
–

Operating expenses
2,403
1,667
1,174
2,452
2,926
570
11,192
2,236
1,737
1,110
2,469
3,218
383
11,153
2,210
1,609
1,080
2,210
2,937
307
10,353
–

Additions to loan loss provision
-76
225
49
202
117
0
516
157
514
57
593
1,351
2
2,675
91
186
-53
364
532
-0
1,120
Total expenses
2,326
1,892
1,223
2,654
3,042
570
11,708
2,393
2,251
1,167
3,063
4,568
385
13,828
2,301
1,794
1,027
2,574
3,469
307
11,472
Result before taxation
1,936
583
786
949
2,874
-345
6,782
2,078
122
950
199
827
-367
3,809
2,204
647
957
935
1,830
261
6,834
Taxation
499
146
252
212
703
65
1,877
523
51
331
105
295
-58
1,246
558
192
328
234
464
179
1,955
Non-controlling interests 0
4
98
26
-0
128
-1
0
4
55
20
-0
78
-0 0
3
82
14
-0
99
Net result IFRS-EU
1,437
437
529
639
2,144
-410
4,776
1,556
71
615
39
512
-308
2,485
1,646
455
627
619
1,352
82
4,781
Adjustment of the EU 'IAS 39 carve out'
1,174
1,174
-234
-234
-878
-878
Net result IFRS-IASB
1,437
437
529
639
3,318
-410
5,951
1,556
71
615
39
278
-308
2,250
1,646
455
627
619
474
82
3,903
1 In the fourth quarter of 2021, ING exited from the retail banking markets in Austria and the Czech Republic.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

35

Segments

ING Group Annual Report 2021 on Form 20-F F -323
Geographical split of the segments

12 month period 2021 2020 2019
in EUR million
Nether-
lands Belgium
Ger-
many 1
Other
Challen
gers 1
Growth
Markets
Wholesale
Banking
Rest of
World Other Total
Nether-
lands Belgium
Ger-
many
Other
Challen
gers
Growth
Markets
Wholesale
Banking
Rest of
World Other Total
Nether-
lands Belgium
Ger-
many
Other
Challen
gers
Growth
Markets
Wholesale
Banking
Rest of
World Other Total
–

Net interest income
4,068
2,109
1,943
1,889
1,532
1,805
268
13,615
4,178
2,116
2,090
1,781
1,578
1,654
208
13,604
4,213
2,233
2,122
1,808
1,610
1,633
461
14,079
– Net fee and
commission income
1,070
717
525
331
351
520
3
3,517
981
583
468
276
286
418
-1
3,011
994
533
315
283
304
446
-7
2,868
–

Total investment

and
other income
314
265
121
88
446
171
-46
1,359
398
196
127
27
215
243
-184
1,022
119
233
169
16
420
292
111
1,360
Total income
5,452
3,092
2,589
2,308
2,330
2,496
226
18,490
5,557
2,896
2,684
2,084
2,078
2,315
23
17,637
5,325
2,999
2,606
2,107
2,334
2,370
566
18,306
Expenditure
–

Operating expenses
3,279
1,960
1,346
1,547
1,276
1,214
570
11,192
3,347
2,037
1,270
1,566
1,272
1,273
387
11,153
2,994
1,925
1,237
1,318
1,277
1,293
308
10,353
–

Additions to loan loss
provision
28
184
117
99
110
-21
0
516
421
589
267
298
412
684
2
2,675
146
268
-40
171
271
303
-0
1,120
Total expenses
3,307
2,143
1,463
1,646
1,386
1,192
570
11,708
3,769
2,627
1,537
1,864
1,684
1,957
390
13,828
3,140
2,194
1,197
1,489
1,548
1,596
308
11,472
Result before taxation
2,145
948
1,125
662
944
1,303
-345
6,782
1,788
269
1,146
220
395
357
-367
3,809
2,185
805
1,409
618
785
774
258
6,834
Retail Banking
1,936
583
786
206
742
4,253
2,078
122
950
-27
225
3,348
2,204
647
957
307
628
4,744
Wholesale Banking
209
365
340
456
202
1,303
-0
2,874
-290
147
197
247
169
357
-0
827
-19
158
451
311
157
774
-3
1,830
Corporate Line
-345
-345
-367
-367
261
261
Result before taxation
2,145
948
1,125
662
944
1,303
-345
6,782
1,788
269
1,146
220
395
357
-367
3,809
2,185
805
1,409
618
785
774
258
6,834
Taxation
556
240
359
194
178
287
64
1,877
518
89
381
91
141
85
-59
1,246
549
247
476
207
159
144
173
1,955
Non-controlling
interests
0
4
124
-0
128
-1
0
4
75
-0
78
-0 0
3
96
-0
99
Net result IFRS-EU
1,589
708
762
468
641
1,016
-409
4,776
1,271
180
761
129
178
273
-308
2,485
1,637
558
929
411
530
630
85
4,781
Adjustment of the EU
'IAS 39 carve out'
723
47
390
14
1,174
-177
27
-115
30
-234
-273
-372
-232
-0
-878
Net result IFRS
2,312
755
1,153
482
641
1,016
-409
5,951
1,094
207
647
159
178
273
-308
2,250
1,363
186
697
411
530
630
85
3,903
1 In the fourth quarter of 2021, ING exited from the retail banking markets in Austria and the Czech Republic.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

36

Information on geographical areas

ING Group Annual Report 2021 on Form 20-F F -324
36

Information on geographical areas
ING Group’s business lines operate in
seven

main geographical areas: the Netherlands, Belgium, Germany,
Poland, Rest of Europe, North America, Latin America, Asia and Australia. A geographical area is a distinguishable component of the Group engaged in providing products or services within a particular economic environment
that is subject to risks and returns that are different from those of geographical areas operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated and do not include countries where ING only has representation offices. The
Netherlands is ING Group’s country of domicile.
In order to increase ING Group’s tax transparency,

additional financial information on a per country basis

has
been included in this disclosure: Tax paid represents all income tax paid to and/or received from tax authorities in the current year, irrespective of the fiscal year to which these payments or refunds relate. Total assets by
country does not include intercompany balances and reconciles to the total assets in the consolidated statement of financial position of ING Group.
The table below provide additional information, for the years 2021, 2020 and 2019 respectively, on names of principal subsidiaries and branches, nature of main activities and average number of employees on a full time
equivalent basis by country/tax jurisdiction.
Additional information by country
Geographical
area
Country/Tax
jurisdiction
Name of principal
subsidiary
Main (banking)
activity
Average number of employees at
full time equivalent basis Total Income Total assets Result before tax Taxation Tax paid
2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019
Netherlands Netherlands
ING Bank N.V.
Wholesale / Retail
15,138
15,201
14,415
6,621
5,100
5,198
299,767
283,664
267,368
2,384
612
1,397
728
285
437
428
588
684
Belgium Belgium
ING België N.V.
Wholesale / Retail
6,965
7,397
7,694
2,754
2,637
2,277
130,335
133,269
121,813
842
212
291
212
75
142
174
66
258
Luxemburg
ING Luxembourg S.A.
Wholesale / Retail
856
855
841
366
279
292
20,406
15,290
16,608
189
100
123
48
25
29
20
24
17
Rest of Europe Poland 1
ING Bank Slaski S.A
Wholesale / Retail
10,674
9,425
8,968
1,509
1,399
1,344
43,888
40,928
37,220
660
438
533
154
131
141
235
232
166
Germany
ING DiBa A.G.
Wholesale / Retail
5,521
5,059
4,639
2,962
2,376
2,141
159,799
162,539
147,642
1,587
896
1,032
523
310
355
493
409
460
Romania 1
Branch of ING Bank N.V.
Wholesale / Retail
3,319
3,049
2,575
495
456
457
9,635
8,526
7,424
273
141
221
41
20
34
21
24
34
Spain
Branch of ING Bank N.V.
Wholesale / Retail
1,380
1,228
1,233
743
679
706
32,559
29,899
26,118
212
104
249
57
37
72
59
52
90
Italy
Branch of ING Bank N.V.
Wholesale / Retail
1,099
1,025
959
335
337
269
13,983
13,747
15,726
73
44
-39
25
24
4
2
2
4
UK
Branch of ING Bank N.V.
Wholesale
698
709
692
636
546
594
50,734
64,676
61,088
277
97
214
73
15
52
50
32
40
France 2
Branch of ING Bank N.V.
Wholesale / Retail
764
737
659
313
239
308
12,397
11,555
12,058
-65
-71
70
-16
-17
35
-7
9
48
Russia
ING Bank (Eurasia) Z.A.O.
Wholesale
281
297
293
38
51
93
898
1,035
1,499
3
3
68
0 0
22
-7
-3
49
Czech Republic 3
Branch of ING Bank N.V.
Wholesale
285
355
339
100
146
88
2,894
3,848
4,494
33
59
10
8
12
2
-2
4
5
Hungary
Branch of ING Bank N.V.
Wholesale
119
131
138
44
43
24
1,148
1,092
1,299
12
6
-7
3
2
2
2
1
2
Slovakia 1
Branch of ING Bank N.V.
Wholesale
983
878
703
15
18
14
352
385
587
3
7
2
0
3
0
2
1
-1
Ukraine
PJSC ING Bank Ukraine
Wholesale
96
108
111
22
26
43
409
335
481
11
16
31
2
3
9
2
3
6
Austria
3
Branch of ING DiBa A.G.
Wholesale
292
332
279
175
75
80
419
1,840
1,441
101
0 0
16
-5
1
6
-14
1
Bulgaria
Branch of ING Bank N.V.
Wholesale
61
65
68
14
13
12
420
406
358
2
2
2
0 0 0 0 0 0
Ireland
Branch of ING Bank N.V.
Wholesale
64
50
48
70
72
71
1,831
2,051
2,575
77
66
58
10
8
8
10
8
7
Portugal
Branch of ING Bank N.V.
Wholesale
11
13
12
15
16
18
675
790
899
9
11
14
3
7
4
3
4
5
Switzerland
Branch of ING Bank N.V.
Wholesale
259
256
257
241
187
234
11,081
7,939
8,577
148
88
126
21
13
-36
67
14
22
1 Includes significant amount of FTEs in relation to global services provided.
2 Public subsidies received, as defined in article 89 of the CRD IV, amounts to EUR 0.0 million (2020: EUR
0.3

million; 2019: EUR
0.3

million).
3 In the fourth quarter of 2021, ING exited from the retail banking markets in Austria and the Czech Republic.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

36

Information on geographical areas

ING Group Annual Report 2021 on Form 20-F F -325
Additional information by country (continued)
Geographical
area
Country/Tax
jurisdiction
Name of principal subsidiary
Main (banking)
activity
Average number of employees at
full time equivalent basis Total Income Total assets Result before tax Taxation Tax paid
2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019
North America Canada
Payvision Canada Services Ltd.

Wholesale
0
1
1
0
3
3
0 0
1
0 0 0 0 0 0 0 0 0
USA
ING Financial Holdings Corp.
Wholesale
563
600
626
936
720
813
55,582
48,205
45,521
779
39
366
182
16
118
148
38
130
Latin America Brazil
Branch of ING Bank N.V.
Wholesale
63
89
89
13
30
43
288
1,813
2,921
1
3
27
5
19
6
8
4
7
Colombia
ING Capital Colombia S.A.S.
Dissolved
0
3
3
0
1
1
0
2
2
0 0 0 0 0 0 0 0 0
Mexico
ING Consulting, S.A. de C.V.
Wholesale
6
7
8
1
1
1
3
2
2
-1
-1
-2
0 0 0 0 0 0
Asia China
Branch of ING Bank N.V.
Wholesale
79
90
89
26
26
35
1,654
1,598
2,031
0
-2
7
6
1
-1
-1
-5
0
Japan
Branch of ING Bank N.V.
Wholesale
30
32
33
25
29
31
2,256
3,104
5,109
4
-1
22
2
-1
8
3
2
10
Singapore
Branch of ING Bank N.V.
Wholesale
573
608
592
331
353
349
24,163
24,498
27,982
133
42
76
19
8
13
9
7
22
Macau
Payvision Macau Ltd.
In liquidation
0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0
Hong Kong
Branch of ING Bank N.V.
Wholesale
105
122
128
79
92
96
6,691
7,030
7,350
5
-9
38
1
-1
7
-7
15
2
Philippines
1
Branch of ING Bank N.V.
Wholesale/ Retail
2,414
1,857
1,420
6
13
25
567
497
412
-33
-26
-11
-5
6
-5
1
2
2
South Korea
Branch of ING Bank N.V.
Wholesale
75
77
79
65
66
60
5,800
6,692
5,457
26
18
25
6
4
7
-2
10
3
Taiwan
Branch of ING Bank N.V.
Wholesale
33
34
34
26
36
26
2,963
3,160
2,873
-3
19
10
-1
4
0 0
1
3
Indonesia
PT ING Securities Indonesia
In liquidation
0 0 0 0 0 0
5
5
6
0 0 0 0 0 0 0 0 0
Malaysia
Branch of ING Bank N.V.
In liquidation
4
6
5
0
1
1
1
141
166
-1
-1
0 0 0 0 0 0 0
Sri Lanka
Branch of ING Business Shared
Services B.V.
Global services

0 0 0 0 0 0
Turkey
ING Bank A.S.
Wholesale / Retail
3,338
3,724
4,074
335
420
677
5,818
7,316
9,927
144
125
304
35
27
66
33
25
92
United Arab
Emirates
Branch of ING Bank N.V.
Wholesale
10
10
11
0 0
-1
1
1
0
-1
-2
-2
0 0 0 0 0 0
Australia Australia
ING Bank (Australia) Ltd.
Wholesale / Retail
1,503
1,472
1,319
782
740
701
49,826
46,014
43,482
500
362
400
149
40
121
121
181
177
Other Mauritius
ING Mauritius Investment I

In liquidation
0 0 0 0 0 0 0 0
1
0 0 0 0 0 0 0 0 0
Total
57,660
55,901
53,431
20,093
17,227
17,125
949,250
933,891
888,520
8,385
3,399
5,653
2,306
1,070
1,652
1,873
1,734
2,345
1 Includes significant amount of FTEs in relation to global services provided.
2021
The higher tax charge of
31
% in the Netherlands (compared to the statutory rate of
25
%) is mainly caused by
the non-deductible Dutch bank tax (EUR
260

million) and the impairments on deferred tax assets regarding
Payvision and Yolt (EUR
26

million tax).
The lower tax charge in Austria is caused by previously not recognised tax losses (EUR
-10

million tax).
The higher tax charge in Poland is mainly caused by non-deductible regulatory- and other costs.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

37 Pensions and other post-employment benefits

ING Group Annual Report 2021 on Form 20-F F -326
2020
The higher tax charge of
47
% in the Netherlands (compared to the statutory rate of
25
%) is mainly caused by
the non-deductible Dutch bank tax (EUR
169

million) and the non-deductible impairments

regarding goodwill
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

and other costs.
2019
The relatively high tax charge of
31
% in the Netherlands (compared to statutory rate of
25
%) is mainly caused
by the non-deductible Dutch bank tax (EUR
177

million) and the non-deductible AT1 interest expenses (EUR
276

million).
The relatively low tax charge in Switzerland is caused by a deferred tax benefit following a tax rate reduction in
2019.
Additional notes to the Consolidated financial statements
37 Pensions and other post-employment benefits
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
Defined Contribution Plans

ING, as part of employee’s labour agreement, sponsors a number of defined contribution plans. ING’s obligation is limited to contributions which are agreed in advance and also includes employee contributions.
The most significant plans are in The Netherlands and Belgium.

The Employer contribution are recognized as an
expense which amounted for 2021 EUR
369

million (2020: EUR
356

million).

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

37 Pensions and other post-employment benefits

ING Group Annual Report 2021 on Form 20-F F -327
Defined benefit retirement plans
Statement of financial position - Net defined benefit asset/liability
Plan assets and defined benefit obligation per country
Plan assets
Defined benefit
obligation Funded Status
in EUR million 2021 2020 2021 2020 2021 2020
The Netherlands
427
469
578
643
-152
-174
United States
332
311
312
291
20
20
United Kingdom
1,968
1,896
1,236
1,199
732
696
Belgium
606
591
617
681
-10
-90
Other countries
338
316
372
393
-34
-77
Funded status (Net defined benefit asset/liability)
3,671
3,583
3,115
3,208
556
375
Presented as:
- Other assets
783
725
- Other liabilities
-227
-350
556
375
The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation
were carried out as at 31 December 2021. The present value of the defined benefit obligation, and the related
current service cost and past service cost, were determined using the projected unit credit method.
Changes in the fair value of plan assets for the period were as follows:
Changes in fair value of plan assets
in EUR million 2021 2020
Opening balance
3,583
3,377
Interest income
37
50
Remeasurements: Return on plan assets excluding amounts included in interest income
2
246
Employer's contribution
26
170
Participants contributions
2
2
Benefits paid
-136
-128
Exchange rate differences
158
-134
Closing balance
3,671
3,583
Actual return on the plan assets
39
296
As at 31 December 2021 the defined benefit plans did not hold any direct investments in ING Groep N.V. (2020:
nil).

During 2021 and 2020 there were no purchases or sales of assets between ING and the pension funds.

ING does not manage the pension funds and thus

receives no compensation for fund management. The
pension funds have not engaged ING in any swap or derivative transactions to manage the risk of the pension funds.

No

plan assets are expected to be returned to ING Group during 2022.
The overall funded status improved during the year because of increased interest rates, leading to lower benefit obligations, and positive performance of plan assets. Covid-19 still has an impact on most investment
markets in 2021, the effect on the fair value of ING Group’s plan assets is limited as a large majority of our plan assets is invested in liquid asset categories which mark to market frequently.
Changes in the present value of the defined benefit obligation and other post-employment benefits for the period were as follows:

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

37 Pensions and other post-employment benefits

ING Group Annual Report 2021 on Form 20-F F -328
Changes in defined benefit obligation and other post-employment benefits
Defined benefit
obligation
Other post-
employment benefits
in EUR million
2021 2020 2021 2020
Opening balance
3,208
3,151
83
84
Current service cost
33
31
1
-2
Interest cost
31
44
2
2
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions
-5
4
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions
-122
190
-16
7
Participants’ contributions
1
2
1
0
Benefits paid
-141
-132
-1
-1
Past service cost 0
2
0
Effect of curtailment or settlement -0 0
-2
Exchange rate differences
109
-85
4
-8
Closing balance
3,115
3,208
72
83
Amounts recognised directly in Other comprehensive income were as follows:
Changes in the net defined benefit assets/liability remeasurement reserve in EUR million
2021 2020
Opening balance
-307
-336
Remeasurement of plan assets
2
246
Actuarial gains and losses arising from changes in demographic assumptions
5
-4
Actuarial gains and losses arising from changes in financial assumptions
122
-190
Taxation

and Exchange rate differences
-34
-24
Total Other comprehensive

income movement for the year
95
28
Closing balance
-212
-307
In 2021, EUR
2

million remeasurement of plan assets that is recognised as a gain in other comprehensive income is driven by slightly higher yields on investments.

The EUR
122

million actuarial gains arising from changes in financial assumptions in the calculation of the
defined benefit obligation are mainly due to an increase in discount rates.
The accumulated amount of remeasurements recognised directly in Other comprehensive income is EUR
-262
million (EUR
-212

million after tax) as at 31 December 2021 (2020: EUR
-343

million; EUR
-307

million after tax).
Amounts recognised in the statement of profit or loss related to pension and other staff related benefits are as follows:
Pension and other staff-related benefit costs
Net defined benefit
asset/liability
Other post-employment
benefits
Total
in EUR million 2021 2020 2019 2021 2020 2019 2021 2020 2019
Current service cost
33
31
28
1
-2
-1
34
29
27
Past service cost 0
2
-0 0 0
2
-0
Net Interest cost
-6
-6
-5
2
2
3
-4
-4
-3
Effect of curtailment or settlement -0 0 0
-2
-2
0 0
Defined benefit plans
27
27
23
1
0
2
28
28
25
Defined contribution plans
369
356
340
Pension and other post employment
benefits
397
383
365
Other staff related benefits
11
12
2
Pension and other staff-related benefits
408
395
366
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

38

Taxation

ING Group Annual Report 2021 on Form 20-F F -329
the yield on corporate bonds with an AA rating for durations where such yields are available. An extrapolation is applied in order to determine the yield to the longer durations for which no AA-rated corporate bonds are available. As a result of the limited availability of long-duration

AA-rated corporate bonds, extrapolation is an
important element of the determination of the discount rate. The weighted average discount rate applied for net defined benefit asset/liability for 2021 was
1.5
% (2020:
1.0
%) based on the pension plan in the
Netherlands, Germany, Belgium, The United States of America, and the United Kingdom. The average discount rate applied for Other post-employment benefits was
2.9
% (2020:
2.7
%).
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
1
% creates an impact on the defined benefit obligation of

EUR
-443
million (decrease) and EUR
549

million (increase), respectively.
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
For 2022 the expected contributions to defined benefit pension plans are EUR
33

million.
The benefit payments for defined benefit and other post-employment benefits expected to be made by the plan between 2022-2026 are estimated to be between EUR
113

million and EUR
136

million per year. From
2027 to 2031 the total payments made by the plan are expected to be EUR
743

million.
38

Taxation

Statement of financial position – Deferred tax
Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which ING Group is subject

to taxation.
Changes in deferred tax
2021
Net liability (-)
Net asset (+)
opening
balance
Change
through
equity
Change
through
net result
Exchange
rate
differences
Changes
in the composi-
tion of the
group and
other changes
Net liability (-)
Net asset (+)
ending balance
Financial assets at FVOCI
-108
29
-1
1
7
-72
Investment properties
2
-3
-1
Financial assets and liabilities at FVPL
1,202
-469
20
-7
746
Depreciation
-10
5
-2
-7
Cash flow hedges
-360
233
1
-126
Pension and post-employment benefits
36
-54
-23
-8
-49
Other provisions
-5
28
-4
-0
19
Loans and advances
517
-2
-83
-1
-0
430
Unused tax losses carried forward
63
129
7
199
Other
-83
-83
18
1
-0
-147
1,253
123
-399
15
-1
991
Presented in the statement of financial
position as:
–

Deferred tax liabilities
-343
-311
–

Deferred tax assets
1,596
1,303
1,253
991
The above table shows netted deferred tax amounts related to right-of-use assets and lease liabilities included in the row ‘Other’ a deferred tax amount for right-of-use assets of EUR
220

million (2020: EUR
306

million) and
a deferred tax amount for lease liabilities of EUR
252

million (2020: EUR
326

million).

Financial assets and liabilities FVPL changes through net

result in 2021 relates to the decrease in fair value of
derivatives due to increased interest yield curves.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

38

Taxation

ING Group Annual Report 2021 on Form 20-F F -330
The deferred tax on cash flow hedges relate to floating rate lending with interest rate swaps. Due to an increase in the interest rate yield curve in 2021 there was a negative revaluation through other comprehensive income and an increase of the deferred tax asset of EUR
233

million.

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
Total
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
326

million (2019: EUR
376

million).

Financial assets and liabilities FVPL changes through net

result in 2020 relates to the increase in fair value of
derivatives due to decreased interest yield curves.

Deferred tax in connection with unused tax losses carried forward
2021 2020
Total unused tax

losses carried forward
2,165
1,675
Unused tax losses carried forward not recognised as a deferred tax asset
819
903
Unused tax losses carried forward recognised as a deferred

tax asset
1,345
772
Average tax rate 22.3% 22.0%
Deferred tax asset
300
170
Total unused tax losses

carried forward analysed by expiry terms
No deferred tax
asset recognised
Deferred tax
asset recognised
2021 2020 2021 2020
Within 1 year
1
More than 1 year but less than 5 years
3
4
642
57
More than 5 years but less than 10 years
9
92
8
More than 10 years but less than 20 years
Unlimited
808
806
704
707
819
903
1,345
772
The above mentioned deferred tax asset of EUR
300

million (2020: EUR
170

million) and the related unused tax
losses carried forward exclude the deferred tax liability recognised in the Netherlands with respect to the recapture of tax losses originated in the United Kingdom but previously deducted in the Netherlands for the
amount of EUR
102

million (2020: EUR
107

million).

Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

38

Taxation

ING Group Annual Report 2021 on Form 20-F F -331
Breakdown of certain net deferred tax asset positions by jurisdiction
2021 2020

Italy

86

Poland

265

France

66
28

Philippines

7

China

12

Czech

2

Hong Kong

1

United States of America

1
354
114
The table above includes a breakdown of certain net deferred tax asset positions by jurisdiction for which the utilisation of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences whilst the related entities have incurred losses in either the current or the preceding year.
In 2021 ING Bank Slaski (Poland) incurred a tax loss following the large value changes of the cash flow hedge
derivatives which are settled net via a central counter party. This tax loss can be carried forward for 5 years.
Based on a taxable profit forecast, ING considers it probable that the future taxable profits will compensate for this tax loss carry forward position within 2 years.

Based on this a deferred tax asset on unused tax losses
carried forward (EUR
117

million) is fully recognised during 2021. The remaining

deferred tax amount in Poland
of EUR
148

million relates to temporary tax differences on loans and advances and financial assets at fair value through profit and loss.
Recognition is based on the fact that it is probable that the entity will have taxable profits and/or can utilise tax planning opportunities before expiration of the deferred tax assets. Changes in circumstances in future periods may adversely impact the assessment of the recoverability. The uncertainty of the recoverability is taken into account in establishing the deferred tax assets.
At 31 December 2021 and at 31 December 2020, ING Groep N.V. had no significant temporary differences associated with the parent company’s investments in subsidiaries as any economic benefit from those investments will not be taxable at parent company level.
Statement of profit or loss – Taxation
Taxation by type
Netherlands Rest of the world Total
in EUR million 2021 2020 2019 2021 2020 2019 2021 2020 2019
Current taxation
459
355
488
1,448
1,016
1,481
1,908
1,371
1,970
Deferred taxation
269
-72
-51
129
-230
-267
399
-301
-318
729
284
437
1,578
786
1,214
2,306
1,070
1,652
Reconciliation of the weighted average

statutory income tax rate to ING Group’s

effective income tax rate
in EUR million 2021 2020 2019
Result before tax from continuing operations
8,385
3,399
5,653
Weighted average statutory

tax rate
24.7% 25.2% 25.8%
Weighted average statutory

tax amount
2,074
856
1,459
Permanent differences affecting current tax
Participation exemption
-68
-46
-49
Other income not subject to tax
-32
-6
-76
Expenses not deductible for tax purposes
201
320
237
Current tax from previously unrecognised amounts
51
17
48
State and local taxes
64
44
72
Adjustments to prior periods
-12
-85
16
Differences affecting deferred tax
Impact on deferred tax from change in tax

rates
9
-47
-57
Deferred tax benefit from previously unrecognised

amounts
-18
-6
Write-off/reversal of deferred

tax assets
37
24
2
Effective tax amount
2,306
1,070
1,652
Effective tax rate 27.5% 31.5% 29.2%
The weighted average statutory tax rate

in 2021 (
24.7
%) is slightly lower compared to that of 2020 (
25.2
%).

The effective tax rate of
27.5
% in 2021 is higher than the weighted average statutory tax rate. This is mainly caused by expenses non-deductible for tax purposes like the non-deductible bank tax and a tax charge caused by the recapture of tax losses originated in the United Kingdom but previously deducted in the Netherlands.
The weighted average statutory tax rate

in 2020 (
25.2
%) was slightly lower compared to the
25.8
% of 2019.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

39 Fair value of assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -332
The effective tax rate of

31.5
% in 2020 was significantly higher than the weighted average statutory tax rate.
This is mainly caused by a high amount of expenses non-deductible for tax purposes like the non-deductible
bank tax and non-deductible losses with respect to goodwill

impairments and impairments on associates in the
Netherlands and in some other European countries.

Adjustments to prior periods in 2020 relates to a release of a tax provision of EUR
68

million after concluding
on a settlement with the Australian tax authorities with respect to an issue related to former insurance activities, which issue was fully indemnified by NN

Group.
The effective tax rate of

29.2
% in 2019 was higher than the weighted average statutory tax rate. This was mainly caused by a high amount of expenses non-deductible

for tax purposes with respect to interest on
additional Tier 1 securities and non-deductible

bank tax in the Netherlands and regulatory expenses non-
deductible for tax purposes in some other European countries.
Equity – Other comprehensive income
Income tax related to components of other comprehensive income in EUR million 2021 2020 2019
Unrealised revaluations financial assets at fair value through other comprehensive income and
other revaluations
17
-1
11
Realised gains/losses transferred to

the statement of profit or loss

(reclassifications from equity to profit or loss)
12
10
12
Changes in cash flow hedge reserve
233
-23
-199
Remeasurement of the net defined benefit asset/liability
-54
-8
-14
Changes in fair value of own credit risk of financial liabilities at fair value through profit or loss
-8
-1
7
Exchange rate differences and other
-77
62
7
Total income

tax related to components of other comprehensive income
123
40
-176
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
b) Valuation Control framework
The valuation control framework covers the product approval process (PARP),

pricing, independent price
verification (IPV), valuation adjustments, and model use. Valuation processes are governed by various governance bodies, including Local Parameter Committees, Global Price Testing and Impairment Committee,
Market Data Committee and Valuation Model Committee. All relevant committees meet on a regular basis
(monthly/quarterly), where agenda covers the aforementioned valuation controls.
The Global Price Testing and Impairment Committee is responsible for the oversight and the approval of the outcome of impairments (other than loan loss provisions) and valuation processes. It oversees the quality and
coherence of valuation methodologies and performance. The Valuation Model Committee is responsible for the approval of fair value pricing models and fair and prudent valuation adjustment models and the Local
Parameter Committee monitors the appropriateness of (quoted) pricing, any other relevant market info, as well as the appropriateness of pricing models themselves related to the fair valued positions to which they are applied. The Local Parameter Committee executes valuation methodology and processes at a local level. The
Market Data Committee approves and reviews all pricing inputs for the calculation of market parameters.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

39 Fair value of assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -333
c) Valuation Adjustments
Valuation adjustments are an integral part of the fair value. They are included as part of the fair value to provide better estimation of market exit value on measurement date. ING considers various valuation adjustments to arrive at the fair value including Bid-Offer adjustments, Model Risk adjustments, Credit
Valuation Adjustments (CVA), Debit valuation Adjustments (DVA), including DVA on derivatives and own issued
liabilities, Collateral Valuation Adjustment (CollVA) and Funding Valuation Adjustment (FVA)'.
For financial instruments measured by internal models where one or more unobservable market inputs are
significant for valuation, a difference between the transaction price and the theoretical price resulting from the internal model can occur. ING defers material Day

One profit or loss relating to financial instruments classified as Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified as Level 3. The Day One profit or loss is amortised over the life of the instrument or until the
observability improves. Both the impact on the profit and loss per year end 2021 and the Day One profit or loss
reserve in the balance sheet as per 31 December

2021 are deemed to be immaterial.
The following table presents the models reserves for financial assets and liabilities:

Valuation adjustment on financial assets and liabilities
as at 31 December
2021 2020
Bid/Offer
-143
-121
Model Risk
-11
-25
CVA
-159
-238
DVA
-66
-124
CollVA
-8
-16
FVA
-95
-111
Total Valuation

Adjustments
-482
-634
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
Debit Valuation Adjustment (DVA)
ING recognises two types of Debit Valuation Adjustments, namely DVA on derivatives, as aforementioned and
DVA on own issued financial liabilities. The application of DVA on own issued financial liabilities is for those financial liabilities measured at fair value through profit or loss, if the credit risk component has not been
included in the prices. In this DVA calculation, the default probability of the institution are estimated based on the ING Credit spread.
Collateral Valuation Adjustment (CollVA

)
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

39 Fair value of assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -334
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
Level 3 – Valuation technique supported by unobservable inputs
This category includes financial instruments whose fair value is determined using a valuation technique (e.g. a
model), for a significant part of the overall valuation the valuation input is unobservable, or is determined by reference to price quotes where the market is considered inactive. Unobservable inputs are inputs which are based on the Group’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the market. Unobservable inputs may include volatility, correlation, spreads to discount rates,

default rates and recovery rates, prepayment rates,

and
certain credit spreads.
Financial instruments at fair value

The fair values of the financial instruments

were determined as follows:

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

39 Fair value of assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -335
Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
Level 1 Level 2 Level 3 Total
2021 2020 2021 2020 2021 2020 2021 2020
Financial Assets
Financial assets at fair value
through profit or loss

- Equity securities
17,591
7,897
2
2
134
138
17,727
8,037

- Debt securities
2,317
3,378
7,016
4,867
2,643
1,269
11,976
9,514

- Derivatives
6
1
21,154
30,623
140
197
21,299
30,821

- Loans and receivables

48,706
53,733
2,248
1,265
50,954
54,998
19,914
11,276
76,877
89,225
5,165
2,870
101,956
103,370
Financial assets at fair value
through other comprehensive
income

- Equity securities
2,232
1,687
225
176
2,457
1,862

- Debt securities
21,753
31,592
5,587
1,385
27,340
32,977

- Loans and receivables

838
1,056
838
1,056
23,984
33,279
5,587
1,385
1,063
1,231
30,635
35,895
Financial liabilities
Financial liabilities at fair value
through profit or loss
–

Debt securities
827
1,124
5,333
5,231
135
180
6,295
6,534
–

Deposits
1
43,026
48,111
2
43,026
48,114
–

Trading securities
955
699
120
70
0 0
1,075
768
–

Derivatives
63
55
20,388
27,094
195
217
20,646
27,365
1,844
1,879
68,867
80,505
330
398
71,041
82,781
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

39 Fair value of assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -336
Derivatives
Instrument description:

Derivatives contracts can either be exchange-traded or over the counter (OTC).
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
For uncollateralised OTC derivatives, ING applies Credit Valuation Adjustment to correctly reflect the counterparty credit risk in the valuation and Debit Valuation Adjustments to reflect the credit risk of ING for its counterparty. See sections CVA/DVA

in section c) Valuation Adjustments for more details regarding the calculation.
Fair value hierarchy:

The majority of the derivatives are priced using observable

inputs and are classified as
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
Fair value hierarchy:

Loans and receivables are predominantly classified as Level 2. Loans and receivables for
which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available are classified as Level 3.
Financial liabilities at fair value through profit and loss

Instrument description:

Financial liabilities at fair value through profit and loss include debt securities,

debt
instruments, primarily comprised of structured notes, which are held at fair value under the fair value option.
Besides that, it includes derivative contracts and repurchase agreements.
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
e) Transfers

between Level 1 and 2
As a consequence of a change in the levelling methodology

of INGs bond portfolio in 2021, ING recorded an
EUR
2.6

billion and EUR
0.8

billion transfer from Level 1 to Level 2 respectively in debt securities measured at fair value through other comprehensive income and debt securities measured at fair value through profit or loss. No significant transfers from Level 2 to Level 1 were recorded in the reporting period 2021.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

39 Fair value of assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -337
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

Of the total amount of financial assets classified as Level 3 as at 31

December 2021 of EUR
6.2

billion (31
December 2020: EUR
4.1

billion), an amount of EUR
2.0

billion (
32.5
%) (31 December 2020: EUR
2.1

billion,
being
52.3
%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust
quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial assets includes approximately EUR
2.9

billion (31 December 2020: EUR
0.9
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
1.3

billion (31 December 2020: EUR
1.1

billion) of the fair value classified in Level 3 financial
assets is established using valuation techniques that incorporates certain inputs that are unobservable.
Of the total amount of financial liabilities classified as Level

3 as at 31 December 2021 of EUR
0.3

billion (31
December 2020: EUR
0.4

billion), an amount of EUR
0.1

billion (
42.0
%) (31 December 2020: EUR
0.1

billion,
being
34.6
%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust
quoted prices using its own inputs, there is no significant

sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial liabilities includes approximately EUR
0.1

billion (31 December 2020: EUR
0.1
billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in
terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.
The remaining EUR
0.1

billion (31 December 2020: EUR
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

39 Fair value of assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -338
Valuation techniques and range of unobservable

inputs (Level 3)
Assets Liabilities Valuation techniques
Significant unobservable inputs
Lower range Upper range
In EUR million 2021 2020 2021 2020 2021 2020 2021 2020
At fair value through profit or loss
Debt securities
2,643
1,269
Price based Price (%)
0%
0%
121% 107%
Equity securities
134
137
1
Price based Price (price per share)
0
0
5,475
5,475
Loans and advances
1,598
1,090
2
Price based Price (%)
0%
0% 100% 101%
Present value techniques Credit spread (bps)
0
0
250
250
(Reverse) repo's
650
176
Present value techniques Interest rate (%)
0%
3% 1% 4%
Structured notes
135
180
Price based Price (%) 84% 74% 125% 109%
Option pricing model Equity volatility (%) 13% 14% 30% 25%
Equity/Equity correlation n.a.
0.6
n.a.
0.9
Equity/FX correlation
0
-0.7
0
0.3
Dividend yield (%) 3%
0%
4% 5%
Derivatives
–

Rates
5
2
35
38
Option pricing model Interest rate volatility (bps)
43
12
82
70
Present value techniques Reset spread (%) 2% 2% 2% 2%
–

FX
27
30
Present value techniques FX volatility (%) 1% n.a. 16% n.a.
Option pricing model FX volatility (bps) n.a.
6
n.a.
10
Implied volatility (%) 1% n.a. 22% n.a.
–

Credit
75
168
94
154
Present value techniques Credit spread (bps)
1
2
359
1,403
Jump rate (%) n.a. n.a. n.a. n.a.
Price based Price (%)
0%
99% 100% 107%
–

Equity
30
24
27
20
Option pricing model Equity volatility (%) 11% 5% 119% 64%
Equity/Equity correlation
0.5
0.5
0.8
0.9
Equity/FX correlation
-0.7
-0.6
0.1
0.1
Dividend yield (%)
0%
0%
18% 34%
Price based Price (%)
0%
3%
0%
3%
–

Other
3
3
9
3
Option pricing model Commodity volatility (%) 20% 18% 89% 55%
Com/Com correlation n.a. n.a. n.a. n.a.
Com/FX correlation n.a.
-0.5
n.a.
-0.3
At fair value through other comprehensive income
–

Loans and advances
838
1,056
Present value techniques Prepayment rate (%) 9% 9% 9% 9%
Price based

Price (%) 99% 99% 100% 99%
–

Equity
225
176
Present value techniques Credit spread (bps)
2
2
2
2
Interest rate (%) 3% 3% 3% 3%
Price based Price (%) 1% n/a 1% n/a
Price based Other (EUR)
63
63
80
80
Total
6,228
4,101
330
398

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

39 Fair value of assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -339
Price
For securities where market prices are not available fair value is measured by comparison with observable pricing data from similar instruments. Prices of
0
% are distressed to the point that no recovery is expected, while prices significantly in excess of
100
% or par are expected to pay a yield above current market rates.
Credit spreads
Credit spread is the premium above a benchmark interest rate required by the market participant to accept a lower credit quality. Higher credit spreads indicate lower credit quality and a lower value of an asset.
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
0
% and there is no theoretical maximum.
Correlation
Correlation is a measure of dependence between two underlying references which is relevant for valuing
derivatives and other instruments having more than one underlying reference. High positive correlation (close to
1) indicates strong positive (statistical) relationship, where underliers move, everything else equal, into the same direction. The same holds for a high negative correlation.
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
5
% per year. Prepayment

rate and reset spread are key
inputs to mortgage linked prepayment swaps valuation

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

39 Fair value of assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -340
Level 3: Changes during the period
Changes in Level 3 Financial assets
Trading assets
Non-trading
derivatives
Financial assets
mandatorily at FVPL
Financial assets
designated at FVPL
Financial assets
at FVOCI Total
2021 2020 2021 2020 2021 2020 2021 2020 2021 2020 2021 2020
Opening balance

882
174
1
8
1,191
1,381
796
1,244
1,231
1,961
4,101
4,768
Realised gain/loss

recognised in the statement of profit or loss during the period

1
22
–61
0
–1
32
–104
–80
–198
–12
–19
–37
–383
Revaluation recognised in other comprehensive income during the period

2
22
–46
22
–46
Purchase of assets
453
453
3
3
1,496
1,180
1,919
212
165
39
4,036
1,887
Sale of assets
–
48
–
73
–
3
–
8
–
612
–
973
–
141
–
270
–
234
–
419
–
1,037
–
1,743
Maturity/settlement
–
14
–
39
–
1
–
163
–
83
–
13
–
57
–
109
–
175
–
299
–
354
Reclassifications

–5
330
–6
–105
–11
224
Transfers

into Level 3
43
517
–1
6
1
–1
–1
42
523
Transfers

out of Level 3
–
517
–
90
–
1
0
–
98
–
528
–
138
–
615
–
755
Exchange rate differences 0
20
–24
9
–4
29
–27
Changes in the composition of the group and other changes 0
5
–2
1
–2
6
Closing balance
822
882
1
1
1,862
1,191
2,480
796
1,063
1,231
6,228
4,101
1

Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts
includes EUR
50

million (2020: EUR
312

million) of unrealised gains and losses recognised in the statement of profit or loss.

2

Revaluation recognised in other comprehensive income is included on the line ‘Net change in fair value of debt instruments at fair value
through other comprehensive income’.
In 2020, the transfer into Level 3 assets is mainly driven by debt securities that are part of a structure transferred into level 3 due to market illiquidity which decreased observability for an input. In 2021, these instruments transferred out of Level 3 due to the valuation not being significantly impacted by unobservable inputs.
In 2021, transfers out of Level 3 of financial assets designated at fair value mainly relate to (long term) reverse repurchase transactions that were transferred out of Level 3 due to the valuation not being significantly impacted by unobservable inputs.
In 2020, transfers out of Level 3 is mainly related to debt obligations due to the valuation no longer being significantly impacted by unobservable inputs.
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

39 Fair value of assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -341
Changes in Level 3 Financial liabilities
Financial liabilities
designated as at fair
value through profit or
loss Trading liabilities Non-trading derivatives Total
2021 2020 2021 2020 2021 2020 2021 2020
Opening balance
180
195
39
110
180
184
398
490
Realised gain/loss recognised in
the statement of profit or loss

during the period
1
101
-2
-0
20
13
-22
113
-4
Additions
58
55
3
19
52
662
113
736
Redemptions
-10
-116
-3
-45
-140
-90
-153
-250
Maturity/settlement
-44
-11
-52
-1
-83
-45
-146
Transfers

into Level 3
48
170
8
233
267
282
445
Transfers

out of Level 3
-173
-111
-3
-23
-203
-738
-378
-873
Closing balance
160
180
35
39
135
180
330
398
1

Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes
EUR
113

million (2020: EUR
-4

million) of unrealised gains and losses recognised in the statement of profit or loss.
In 2020 and 2021, financial liabilities transfers into and out of Level 3 mainly consist of structures notes, measured as designated at fair value through profit or loss. The structured notes are transferred out of Level 3 as the valuation is no longer impacted by significantly unobservable inputs.
In 2020, financial liabilities mainly (long term) repurchase transactions were transferred out of Level 3 mainly due
to the valuation not being significantly impacted by unobservable inputs.
g) Recognition of unrealised gains and losses in Level 3
Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the line item ‘Valuation results and net trading income’ in the statement of profit or loss.
In 2020 and 2021, unrealised gains and losses that relate to ‘Financial assets at fair value through other comprehensive income’ are included in the Revaluation reserve – Equity securities at fair value through other comprehensive income or Debt

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
90
% level of valuation certainty. The
actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the
valuation methodology used for fair valued financial instruments.
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
movements from
using reasonable
possible alternatives
Negative fair value
movements from
using reasonable
possible alternatives
2021 2020 2021 2020
Equity (equity derivatives, structured notes)
3
33
-27
-14
Interest rates (Rates derivatives,

FX derivatives)
15
20
-1
-1
Credit (Debt securities, Loans, structured notes, credit derivatives)
27
43
-2
-27
45
96
-30
–42

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

39 Fair value of assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -342
i) Financial instruments not measured at fair value
The following table presents the estimated fair values of the financial instruments not measured at fair value in the statement of financial position. The aggregation of the fair values presented below does not represent, and should not be construed as representing, the underlying value of ING

Group.
Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
Carrying Amount
Carrying amount
approximates fair value
Level 1 Level 2 Level 3
Total fair

value
2021 2020 2021 2020 2021 2020 2021 2020 2021 2020 2021 2020
Financial Assets
Loans and advances to banks
23,592
25,364
1,675
2,165
1
0
6,610
7,763
15,349
15,611
23,635
25,539
Loans and advances to customers
1, 2
625,122
593,970
16,939
17,486
0 0
18,465
14,595
600,253
577,526
635,657
609,607
Securities at amortised cost 1
48,319
50,587
–0 0
40,314
49,109
7,327
2,550
681
622
48,323
52,281
697,032
669,921
18,614
19,651
40,316
49,109
32,403
24,908
616,282
593,759
707,614
687,427
Financial liabilities
Deposits from banks
85,092
78,098
4,298
3,918
0
75,847
68,473
5,890
6,014
86,035
78,405
Customer deposits
617,400
609,517
585,929
580,262
–0
20,089
14,007
11,624
15,704
617,641
609,972
Debt securities in issue 1
91,784
82,065
–0
37,345
51,906
40,704
24,005
15,036
6,449
93,085
82,360
Subordinated loans 1
16,715
15,805
–0
12,826
15,013
4,377
1,161
17,203
16,174
810,990
785,484
590,227
584,180
50,171
66,919
141,017
107,645
32,549
28,167
813,964
786,911
1 As a consequence of a change in the levelling methodology of INGs bond portfolio ING recorded transfers from Level 1 to Level 2 in 2021.
2 The prior period has been updated to improve consistency and comparability of the fair values of loans and advances to customers.
The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments not measured at fair value .
Loans and advances to banks
For short term receivables from banks carrying amounts represent a reasonable estimate of the fair value. The fair value of long term receivables from banks is estimated by discounting expected future cash flows using a discount rate based on available market interest rates and appropriate spreads that reflects current credit risk.
Loans and advances to customers
For short term loans carrying amounts represent a reasonable estimate of the fair value. The fair value of long term loans is estimated by discounting expected future cash flows using a discount rate that reflects current credit risk, current interest rates, and other current market conditions where applicable. The fair value of mortgage loans is estimated by taking into account prepayment behaviour. Loans with similar characteristics are aggregated for calculation purposes.
Deposits from banks
For short term payables to banks carrying amounts represent a reasonable estimate of the fair value. The fair value of long term payables to banks is estimated by discounting expected future cash flows using a discount rate based on available market interest rates and appropriate spreads that reflects ING’s own credit risk.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

40

Derivatives and hedge accounting

ING Group Annual Report 2021 on Form 20-F F -343
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
Hedge accounting

Derivatives that qualify for hedge accounting under IFRS are classified and accounted for in accordance with the nature of the instrument hedged and the type of IFRS hedge accounting model that is applicable. The three
models applicable under IFRS are: fair value hedge accounting, cash flow hedge accounting,

and hedge
accounting of a net investment in a foreign operation. How and to what extent these models are applied are described under the relevant headings below. The company’s detailed accounting policies for these three hedge models are set out in paragraph 1.6 ‘Financial instruments’ of Note 1 ‘Basis of preparation and accounting policies’.
Impact of Covid-19
The impact of Covid-19 on timing or amount of cash flows

of our products that are designated as hedged items in
hedge accounting programs did not result in significant hedge ineffectiveness during the reporting period.
IBOR transition
Reference is made to the note Risk management/ IBOR Transition for information on how ING is managing the transition to alternative benchmark rates and INGs progress in completing the transition.
At the reporting date, ING Group assessed the extent to which hedge relationships are subject to uncertainties driven by IBOR reform.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

40

Derivatives and hedge accounting

ING Group Annual Report 2021 on Form 20-F F -344
Except for EONIA and EUR LIBOR all IBOR’s in scope of ING’s IBOR Transition program are a component of either
the hedging instrument and/or the hedged item where the interest rate and/or foreign currency risk are the designated hedged risk. The hedged exposures are mainly loan portfolios, issued debt securities and purchased
debt instruments.

ING Group early adopted the amendments to IAS 39 issued in

September 2019 to these hedging relationships
directly affected by IBOR reform (Phase 1). This excludes EURIBOR hedges as EURIBOR is Benchmarks Regulation compliant. Refer to section 1.6.4 of Note 1 ‘Basis of preparation and significant accounting policies’ for more information on the Phase 1 amendments.
In 2021 the amendments to IAS 39 issued in August 2020

became effective for ING Group (Phase 2). Refer to
sections 1.4.1 and 1.6.4 of Note 1 ‘Basis of preparation and significant accounting policies’ for more information
on the Phase 2 amendments.
Phase 1 amendments to IFRS allow ING Group to apply a set of temporary exceptions to continue hedge accounting even when there is uncertainty about contractual cash flows arising from IBOR reform. Phase 1 reliefs cease to apply when uncertainty arising from IBOR Reform is no longer present with respect to the timing and amount of the IBOR-based cash flows of the relevant instruments.
ING Group hedges are being amended, where necessary, to incorporate the new benchmark rates. During 2021
ING transitioned significant portions of its financial instruments (designated in hedge accounting relationships)
linked to benchmarks ceasing in 2021. As a result, for these hedge accounting relationships the applicable

Phase
1 reliefs ceased to apply and Phase 2 became applicable. In the coming year, ING will shift the focus to USD LIBOR contracts (USD LIBOR tenors will continue to be published until the end of June 2023).
As at 31 December 2021, USD LIBOR indexed fair value and cash flow hedges are still directly affected by the uncertainties arising from the IBOR reform. In particular, uncertainties over the timing and amount of the replacement rate may impact the effectiveness and highly probable assessment.
For these affected fair value and cash flow hedge relationships ING Group assumes that the USD LIBOR based cash flows from the hedging instrument and hedged item will remain unaffected.

The same assumption is used to assess the likelihood of occurrence of the forecast transactions that are subject
to cash flow hedges. The hedged cash flows in cash flow hedges directly impacted by the IBOR reform still meet
the highly probable requirement, assuming the USD LIBOR benchmark on which the hedged cash flows are based
is not altered as a result of the reform.
The following table contains details of the gross notional amounts of hedging instruments as at 31 December that
are used in the ING Group's hedge accounting relationships for which the Phase 1 amendments to IAS39 were
applied:
Notional amounts of Hedging instruments in EUR mln as at 31 December
Benchmark 2021 2020
USD LIBOR

41,473
41,020
GBP LIBOR

1,500
JPY LIBOR
410
CHF LIBOR
315
Approximately
72
% (31 December 2020:
60
%) of the above notional amounts for USD LIBOR have a maturity date beyond June 2023.
The notional amounts of the derivative hedging instruments (in above table) provide a close approximation of
the extent of the risk exposure ING manages through these hedging relationships.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

40

Derivatives and hedge accounting

ING Group Annual Report 2021 on Form 20-F F -345
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

ING Group designates specific non-contractual risk components of hedged items. This is usually determined by
designating benchmark interest rates such as EURIBOR. As a result of the IBOR reform ING designated new benchmark rates in 2021 such as SOFR, SONIA and TONAR. Note that ING applies the IBOR phase 2 amendments
(refer to section 1.6.4 of Note 1 ‘Basis of preparation and significant accounting policies’ for more information on the Phase 2 amendments) for new benchmarks for which the separately identifiable requirement cannot (yet) be met.
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
2021
Liabilities
2021
Assets
2020
Liabilities
2020
As at 31 December
Hedging instrument on interest rate risk
– Interest rate swaps
2,665
1,528
4,895
2,050
– Other interest derivatives
87
83
44
110
The derivatives used for fair value hedge accounting are included in the statement of financial position line-item
‘Financial assets at fair value through profit or loss – Non-trading derivatives’ for EUR
365

million (2020: EUR
486
million) respectively ‘Financial liabilities at fair value through profit or loss – Non-trading derivatives’ EUR
270
million (2020: EUR
444

million). The difference between the gross carrying value as presented in the table and the net carrying value as presented in the statement of financial position is due to offsetting with other derivatives and collaterals paid or received.
For our main currencies the average fixed rate for interest rate swaps used in fair value hedge accounting are

3.06
% (2020:
2.79
%) for EUR and
3.83
% (2020:
3.76
%) for USD.

The following table shows the net notional amount of derivatives designated in fair value hedging, split into the
maturity of the instruments. The net notional amounts presented in the table are a combination of payer (-) and
receiver (+) swaps.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

40

Derivatives and hedge accounting

ING Group Annual Report 2021 on Form 20-F F -346
Maturity derivatives designated in fair value hedging
As at 31 December 2021
Less than
1 month
1 to 3
months
3 to 12
months
1 to 2
year
2 to 3
years
3 to 4
years
4 to 5
years >5 years Total
Hedging instrument on
interest rate risk
– Interest rate swaps
-83
2,654
1,340
7,213
5,862
3,772
7,533
20,282
48,574
– Other interest derivatives
-0
-102
-307
-286
-287
-357
-224
73
-1,490
As at 31 December 2020
Hedging instrument on
interest rate risk
- Interest rate swaps
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

40

Derivatives and hedge accounting

ING Group Annual Report 2021 on Form 20-F F -347
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
As at 31 December 2021
Interest rate risk
– Amounts due from banks -0
– Debt securities at fair value through other comprehensive income
17,307
n/a
-798
– Loans at FVOCI
n/a -0
– Loans and advances to customers
1,056
93
-42
– Debt instruments at amortised cost
3,458
301
-165
– Debt securities in issue
53,756
1,498
1,923
– Subordinated loans
16,713
115
414
– Amounts due to banks
-0
– Customer deposits and other funds on deposit
-2
– Discontinued hedges
372
8
Total
21,821
70,469
767
1,621
1,330
-1,317
13
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
There were no other sources of significant ineffectiveness in these hedging relationships.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

40

Derivatives and hedge accounting

ING Group Annual Report 2021 on Form 20-F F -348
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
2021 2021 2020 2020
As at 31 December
Hedging instrument on interest rate risk
– Interest rate swaps
-437
781
2,271
545
Hedging instrument on combined interest and FX rate

risk
– Cross currency interest rate derivatives
73
285
774
21
The derivatives used for cash flow hedge accounting are included in the statement of financial position line-item
‘Financial assets at fair value through profit or loss – Non-trading derivatives’ EUR

300

million (2020: EUR

1,376
million) respectively ‘Financial liabilities at fair value through profit or loss – Non-trading derivatives’ EUR

485
million (2020: EUR

230

million). The difference between the gross carrying value as presented in the table and the net carrying value as presented in the statement of financial position is due to offsetting with other derivatives and collaterals paid or received.
For the main currencies the average fixed rate for interest rate swaps used in cash flow hedge accounting are
0.16
% (2020:
-0.15
%) for EUR,
1.73
% (2020:
1.74
%) for PLN,
2.09
% (2020:
2.31
%) for USD and
0.55
% (2020:
0.82
%) for AUD. The average currency exchange rates for

cross currency swaps used in cash flow hedge
accounting is for EUR/USD
1.01

(2020:
0.95
) and for EUR/AUD
1.61

(2020:
1.6
).
The following table shows the net notional amount of derivatives designated in cash flow hedging split into the
maturity of the instruments. The net notional amounts presented in the table are a combination of payer (+) and
receiver (-) swaps.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

40

Derivatives and hedge accounting

ING Group Annual Report 2021 on Form 20-F F -349
Maturity derivatives designated in cash flow hedging
As at 31 December
2021
Less than 1
month
1 to 3
months
3 to 12
months 1 to 2 year 2 to 3 years
3 to

4
years 4 to 5 years >5 years Total
Hedging instrument
on interest rate risk
– Interest rate swaps
418
-1,075
-6,939
-5,470
-6,711
-5,825
-5,272
-18,107
-48,982
Hedging instrument
on combined interest
and FX rate risk
– Cross currency
interest rate
derivatives
-256
-1,048
-1,760
-3,831
-2,528
-2,580
181
-56
-11,878
As at 31 December
2020
Hedging instrument
on interest rate risk
– Interest rate swaps
-248
-92
-2,061
-4,896
-1,832
-5,772
-3,466
-19,537
-37,904
Hedging instrument
on combined interest
and FX rate risk
– Cross currency
interest rate
derivatives
-160
-1,666
-2,828
-2,446
-3,493
-1,324
194
-210
-11,934
The following table shows the cash flow hedge accounting impact on profit or loss and comprehensive income:

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

40

Derivatives and hedge accounting

ING Group Annual Report 2021 on Form 20-F F -350
Cash flow hedging – impact of hedging instruments on the statement of profit or loss and other comprehensive income
Change in value used for
calculating hedge
ineffectiveness for the
period
Carrying amount

cash flow hedge

reserve at the end of

the reporting period 1
Amount reclassified from
CFH reserve to profit or
loss
Cash flow is no

longer expected

to occur
Change in value of
hedging instrument
recognised in OCI
Hedge ineffectiveness
recognised in the
statement of profit or
loss, gain (+) / loss (-)
As at 31 December 2021
Interest rate risk on;
– Floating rate lending
2,937
-1,132
-454
– Floating rate borrowing
-915
366
143
– Other
165
-122
15
– Discontinued hedges
674
-306
Total interest

rate risk
2,188
-214
-603
-1,825
-2
Combined interest and FX rate risk on;
– Floating rate lending
-90
-19
-153
– Floating rate borrowing
-2
-16
9
– Other
-0
-1
-1
– Discontinued hedges
-13
-90
Total combined interest

and Fx
-92
-49
-235
250
3
Total cash flow hedge
2,096
-262
-838
-1,574
1
As at 31 December 2020
Interest rate risk on;
– Floating rate lending
-784
1,310
-97
– Floating rate borrowing
136
-306
33
– Other
-107
36
19
– Discontinued hedges
1,037
-236
Total interest

rate risk
-755
2,077
-281
830
-6
Combined interest and FX rate risk on;
– Floating rate lending
-26
-35
-256
– Floating rate borrowing
29
-42
-10
– Other
-0
-0
-3
– Discontinued hedges
-26
Total combined interest

and Fx
3
-78
-295
263
1
Total cash flow hedge
-753
1,999
-576
1,093
-5
1

The carrying amount is the gross amount, excluding tax adjustments.
The decrease in the carrying amount of the cash flow hedge reserve is driven by increased interest rates.
The main sources of ineffectiveness for cash flow hedges are:
differences in timing of cash flows of the hedged item(s) and hedging instrument(s);

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Derivatives and hedge accounting

ING Group Annual Report 2021 on Form 20-F F -351
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
2021 2021 2020 2020
As at 31 December
– FX forwards and Cross

currency swaps
18
88
69
98
The derivatives used for net investment hedge accounting are included in the statement of financial position line-
item ‘Financial assets at fair value through profit or loss – Non-trading derivatives’ EUR
18

million (2020: EUR
69
million) respectively ‘Financial liabilities at fair value through profit or loss – Non trading derivatives’ EUR
88
million (2020: EUR

98

million).
For ING Group’s main currencies the average exchange rates

used in net investment hedge accounting for 2021
are EUR/USD
1.18

(2020:
1.14
), EUR/PLN
4.58

(2020:
4.45
), EUR/AUD
1.58

(2020:
1.65
) and EUR/THB
37.84
(2020:
35.71
).

The following table shows the notional amount of derivatives designated in net investment hedging split into the maturity of the instruments:
Maturity derivatives designated in net investment hedging
As at 31 December
2021
Less than
1 month
1 to 3
months
3 to 12
months 1 to 2 year
2 to 3
years
3 to

4
years
4 to 5
years >5 years Total
– FX forwards and
cross currency
swaps
-4,462
-461
-590
-5,514
– Other FX
derivatives
As at 31 December
2020
– FX forwards and
Cross currency
swaps
-3,825
-375
-580
-4,780
– Other FX
derivatives
-8
-8

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

41

Assets by contractual maturity

ING Group Annual Report 2021 on Form 20-F F -352
The effect of the net investment hedge accounting in the statement of profit or loss and other comprehensive income is as follows:
Net investment hedge accounting – Impact on statement

of profit or loss and other comprehensive income
As at 31 December 2021
Change in value
used for
calculating
hedge
ineffectiveness
for the period
Carrying amount
net investment
hedge reserve at
the end of the
reporting period
1
Hedged item
affected
statement of
profit or loss

Change in value
of hedging
instrument
recognised in
OCI
Hedge
ineffectiveness
recognised in the
statement of
profit or loss,
gain(+) / Loss(-)
Investment in foreign operations
72
330
-72
-1
Discontinued hedges
-59
As at 31 December 2020
Investment in foreign operations
-122
553
-11
121
1
Discontinued hedges
-210
1

The carrying amount is the gross amount, excluding tax adjustments.
41

Assets by contractual maturity
Amounts presented in these tables by contractual maturity are the amounts as presented in the statement of financial position and are discounted cash flows. Reference is made to ‘Risk Management – Funding and liquidity
risk’.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Assets by contractual maturity

ING Group Annual Report 2021 on Form 20-F F -353
Assets by contractual maturity
2021 Less than 1 month

1
1-3 months 3-12 months 1-5 years Over 5 years Maturity not applicable Total
Cash and balances with central banks
106,520
106,520
Loans and advances to banks
15,163
2,204
3,921
1,937
367
23,592
Financial assets at fair value through profit or loss
–

Trading assets
21,055
3,859
8,735
7,922
9,810
51,381
–

Non-trading derivatives
240
171
217
421
488
1,536
–

Mandatorily at fair value through profit or loss
20,462
12,063
7,487
1,741
770
161
42,684
–

Designated as at fair value through profit or loss
96
120
520
2,510
3,109
6,355
Financial assets at fair value through other comprehensive income
–

Equity securities
2,457
2,457
–

Debt securities
593
518
1,926
11,182
13,121
27,340
–

Loans and advances
14
11
173
214
427
838
Securities at amortised cost
1,108
1,217
4,509
24,413
17,072
48,319
Loans and advances to customers
52,269
26,414
53,616
185,836
306,988
625,122
Other assets
2
3,827
362
1,524
1,185
1,482
4,725
13,106
Total assets
221,346
46,940
82,627
237,360
353,634
7,343
949,250
2020
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

42

Liabilities and off-balance sheet commitments by maturity

ING Group Annual Report 2021 on Form 20-F F -354
42

Liabilities and off-balance sheet commitments by maturity
The tables below include all liabilities and off-balance sheet commitments by maturity based on contractual,
undiscounted cash flows. These balances are included in the maturity analysis as follows:
Perpetual liabilities are included in the column ‘Maturity

not applicable’.
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

42

Liabilities and off-balance sheet commitments by maturity

ING Group Annual Report 2021 on Form 20-F F -355
Liabilities and off-balance sheet commitments by maturity
2021 Less than 1 month

1
1–3 months 3–12 months 1–5 years Over 5 years
Maturity not
applicable Adjustment

2
Total
Deposits from banks
10,477
1,062
1,387
71,413
1,719
-967
85,092
Customer deposits
596,625
11,226
6,060
1,571
1,937
-19
617,400
Financial liabilities at fair value through profit or loss
–

Other trading liabilities
6,965
397
322
462
438
4
8,588
–

Trading derivatives
1,689
1,608
3,674
8,295
5,731
-2,472
18,525
–

Non-trading derivatives
546
245
422
900
571
-564
2,120
–

Designated at fair value through profit or loss
24,862
10,224
771
1,851
3,721
20
358
41,808
Debt securities in issue
2,766
19,470
15,712
23,052
28,934
1,851
91,784
Subordinated loans
716
8,948
6,822
229
16,715
Lease liabilities
18
40
159
571
454
-23
1,220
Financial liabilities
643,949
44,272
28,506
108,831
52,453
6,843
-1,602
883,252
Other liabilities

3
8,810
487
2,665
300
934
13,196
Total liabilities
652,759
44,758
31,172
109,132
53,386
6,843
-1,602
896,448
Coupon interest due on financial liabilities
193
406
1,000
2,579
2,773
387
7,338
Contingent liabilities in respect of
–

Discounted bills
–

Guarantees

25,911
550
26,461
–

Irrevocable letters of credit
16,851
16,851
–

other
1
2
5
8
Guarantees issued by ING Groep N.V.
316
316
Irrevocable facilities
143,891
1
13
184
78
144,167
186,969
1
15
189
628
187,802
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

ING Group Annual Report 2021 on Form 20-F F -356
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
Irrevocable facilities 4
124,739
37
141
74
124,991
161,934
37
188
624
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
4 The prior period has been updated to improve consistency and comparability of the amounts per maturity of irrevocable facilities.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Transfer of

financial assets, assets pledged and received as collateral

ING Group Annual Report 2021 on Form 20-F F -357
43

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
Financial assets pledged as collateral
2021 2020
Banks
–

Cash and balances with central banks
465
1,377
–

Loans and advances to banks
3,310
3,833
Financial assets at fair value through profit or loss
15,334
14,772
Financial assets at fair value through OCI
2,320
2,377
Securities at amortised cost
4,468
7,023
Loans and advances to customers
118,868
115,194
Other assets
796
761
145,560
145,338
In addition, in some jurisdictions ING Bank

N.V.

has an obligation to maintain a reserve with central banks. As at
31 December 2021, the minimum mandatory reserve deposits

with various central banks amount to EUR
10,625
million (2020: EUR
10,573

million).

Loans and advances to customers that have been pledged as collateral for debt securities in issue and for liquidity purposes amount to EUR
118,868

million (2020: EUR
115,194

million).
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
Financial assets received as collateral
2021 2020
Total received

collateral available for

sale or repledge at fair value
–

equity securities
27,553
20,018
–

debt securities
67,696
79,670
of which sold or repledged at fair value
–

equity securities
23,330
16,365
–

debt securities
50,366
60,384
Transfer

of financial assets
The majority of ING's financial assets that have been transferred, but do not qualify for derecognition are debt instruments used in securities lending or sale and

repurchase transactions.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Offsetting financial assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -358
Transfer of financial assets not qualifying for derecognition

Securities lending Sale and repurchase
Equity Debt Equity Debt
2021 2020 2021 2020 2021 2020 2021 2020
Transferred

assets at carrying amount
Financial assets at fair value through profit or loss
3,109
3,151
4,384
2,078
5,863
8,619
Financial assets at fair value through other
comprehensive income
150
56
527
2,120
Loans and advances to customers
4,386 2,381 2
Securities at amortised cost
280
470
992
6,281
Associated liabilities at carrying amount 1
Deposits from banks
n/a n/a n/a n/a
Customer deposits
n/a n/a n/a n/a
Financial liabilities at fair value through profit or
loss n/a n/a n/a n/a
4,130
2,018
7,538
5,994
2
1 The table includes the associated liabilities which are reported after offsetting, compared to the gross positions of the encumbered assets.

2 The prior period has been updated to improve consistency and comparability.
The table above does not include assets transferred to consolidated securitisation entities as the related assets remain recognised in the consolidated statement of financial position.

Transferred

financial assets that are derecognised in their entirety are mentioned in note 49 ‘Structured Entities’.
44

Offsetting financial assets and liabilities
The following tables include information about rights to offset and the related arrangements. The amounts included consist of all recognised financial instruments that are presented net in the statement of financial position under the IFRS netting criteria (legal right to offset and intention to net settle or to realise the asset and settle the liability simultaneously)

and amounts presented gross in the statement of financial position but subject to enforceable master netting arrangements or similar arrangements.
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

ING Group Annual Report 2021 on Form 20-F F -359
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
2021
Gross amounts of
recognised financial
assets
Gross amounts of
recognised financial
liabilities offset in the
statement of financial
position
Net amounts of
financial assets
presented in the
statement of financial
position
Related amounts not offset

in the statement of financial position
Net amount
Amounts not
subject to
enforceable netting
arrangements
Statement of
financial position
total ¹ Financial instruments
Cash and financial
instruments received
as collateral
Statement of financial position

line item Financial instrument
Loans and advances to banks 2
Reverse repurchase, securities

borrowing and similar agreements
1,930
1,930
1,923
7
1,473
3,403
Cash pools
1
–
1
0 0 0 –0
1,931
–
1
1,930
0
1,923
7
1,473
3,403
Financial assets at fair value through profit or loss
Trading and Non-trading
Reverse repurchase, securities
borrowing and similar agreements
43,822
–
11,564
32,258
168
31,848
243
15,590
47,848
Derivatives
52,724
–
38,431
14,293
9,005
3,108
2,180
7,006
21,299
96,546
–
49,995
46,552
9,172
34,956
2,423
22,596
69,148
Loans and advances to customers 3
Reverse repurchase, securities
borrowing and similar agreements
71
71
71
–0
71
Cash pools
196,328
–
194,522
1,806
19
1,417
369
1,806
196,400
–
194,522
1,878
19
1,489
369
1,878
Other items where offsetting is applied in the
statement of financial position 4
3,692
–
3,470
222
–0
222
222
Total financial assets
298,569
–
247,987
50,581
9,191
38,368
3,022
24,069
74,650
1

‘The statement of financial position total’ is the sum of ‘Net amounts of financial assets presented in the statement of financial position’ and ’Amounts not subject to enforceable master netting arrangements’.
2

At 31 December 2021, the total amount of ‘Loans and advances to banks’ excluding repurchase agreements is EUR
20,189

million which is not subject to offsetting.
3

At 31 December 2021, the total amount of ‘Loans and advances to customers’ excluding repurchase agreements is EUR
624,635

million of which EUR
1,806

million is subject to offsetting.
4

Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in ‘Other Assets – Amounts to be settled’ for EUR
2,424

million in the statement of financial position of which EUR
222

million is
subject to offsetting as at 31 December 2021.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Offsetting financial assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -360
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
total ¹ Financial instruments
Cash and financial
instruments received
as collateral
Statement of financial position line item
Financial instrument
Loans and advances to banks 2
Reverse repurchase, securities
borrowing and similar agreements
1,911
0
1,911
0
1,907
4
2,958
4,869
Cash pools
2
–
2
0 0 0 –0 0
1,913
–
2
1,911
0
1,907
4
2,958
4,869
Financial assets at fair value through profit or loss
Trading and non-trading

Reverse repurchase, securities
borrowing and similar agreements
48,487
–
14,823
33,664
245
33,343
77
19,018
52,682
Derivatives
73,142
–
52,561
20,581
12,520
5,350
2,710
10,240
30,821
121,629
–
67,384
54,245
12,765
38,693
2,787
29,258
83,503
Loans and advances to customers
3
Reverse repurchase, securities
borrowing and similar agreements
2,845
–2,359
486
486
138
624
Cash pools
168,461
–
165,815
2,646
1,729
628
289
2,646
171,306
–
168,174
3,132
1,729
1,113
289
138
3,270
Other items where offsetting is applied in the
statement of financial position
4
8,558
–
7,752
806
10
796
806
Total financial assets
303,406
–
243,312
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

ING Group Annual Report 2021 on Form 20-F F -361
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
Related amounts not offset in the statement
of financial position
Amounts not
subject to
enforceable
netting
arrangements
Statement of
financial position
total
¹ 2021
Gross amounts of
recognised financial
liabilities
Gross amounts of
recognised financial
assets offset in the
statement of financial
position
Net amounts of
financial liabilities
presented in the
statement of financial
position Financial instruments
Cash and financial
instruments pledged
as collateral Net amount
Statement of financial position line item
Financial instrument
Deposits from banks 2
Repurchase, securities lending and
similar agreements
433
0
433
0
426
7
3,705
4,138
Cash pools
3
-1
2
0
0
2
0
2
436
-1
435
0
426
9
3,705
4,140
Customer deposits 3
Repurchase, securities lending and
similar agreements
0
0
0
0
0
0
0
Cash pools
207,930
-194,522
13,408
19
0
13,389
0
13,408
207,930
-194,522
13,408
19
0
13,389
0
13,408
Financial liabilities at fair value through profit or loss
Trading and Non-trading Repurchase, securities lending and
similar agreements
43,883
-11,564
32,319
168
32,056
96
9,416
41,735
Derivatives
53,778
-39,053
14,725
9,006
4,326
1,393
5,920
20,646
97,661
-50,617
47,044
9,173
36,382
1,489
15,337
62,381
Other items where offsetting is applied in the statement of
financial position 4
3,098
-2,848
250
-1
0
252
0
250
Total financial liabilities
309,125
-247,987
61,138
9,191
36,808
15,139
19,041
80,179
1

‘The statement of financial position total’ is the sum of ‘Net amounts of financial liabilities presented in the statement of financial position’ and ’Amounts not subject to enforceable master netting arrangements’.
2

At 31 December 2021, the total amount of ‘Deposits from banks’ excluding repurchase agreements is EUR
80,954

million of which EUR
2

million is subject to offsetting.
3

At 31 December 2021, the total amount of ‘Customers deposits’ excluding repurchase agreements is EUR
617,400

million of which EUR
13,408

million is subject to offsetting.
4

Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in ‘Other Liabilities – Amounts to be settled’ for EUR
5,082

million in the statement of financial position of which EUR
250

million is
subject to offsetting as at 31 December 2021.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

44

Offsetting financial assets and liabilities

ING Group Annual Report 2021 on Form 20-F F -362
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

Related amounts not offset in the
statement of financial position
Amounts not
subject to
enforceable
netting
arrangements
Statement of
financial position
total
¹ 2020
Gross amounts of
recognised
financial liabilities
Gross amounts of
recognised financial
assets offset in the
statement of financial
position
Net amounts of
financial

liabilities presented
in the statement of
financial position Financial instruments
Cash and financial
instruments pledged
as collateral 1 Net amount
Statement of financial position line item
Financial instrument
Deposits from banks 2
Repurchase, securities lending and
similar agreements
167
167
166
1
1,804
1,971
Cash pools
3
-2
2
2
2
170
-2
169
166
3
1,804
1,973
Customer deposits 3
Repurchase, securities lending and
similar agreements
2,354
-2,354
Cash pools
184,490
-165,815
18,675
1,702
16,973
18,675
186,844
-168,169
18,675
1,702
16,973
18,675
Financial liabilities at fair value through profit or loss
Trading and Non-trading Repurchase, securities lending and
similar agreements
53,520
-14,827
38,693
245
38,447
8,271
46,964
Derivatives
73,215
-52,626
20,589
12,521
6,742
1,326
6,777
27,366
126,735
-67,453
59,282
12,766
45,189
1,326
15,048
74,330
Other items where offsetting is applied in the statement
of financial position 4
8,552
-7,687
865
36
829
865
Total financial liabilities
322,303
-243,312
78,991
14,505
45,356
19,131
16,852
95,843
1

‘The statement of financial position total’ is the sum of ‘Net amounts of financial liabilities presented in the statement of financial position’ and ’Amounts not subject to enforceable master netting arrangements’.
2

At 31 December 2020, the total amount of ‘Deposits from banks’ excluding repurchase agreements is EUR
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

45

Contingent liabilities and commitments

ING Group Annual Report 2021 on Form 20-F F -363
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
Contingent liabilities and commitments
2021 2020
Contingent liabilities in respect of
–

Guarantees

26,461
23,386
–

Irrevocable letters of credit
16,851
14,016
–

other
8
97
43,319
37,499
Guarantees issued by ING Groep N.V.
316
292
Irrevocable facilities
144,167
124,991
187,802
162,782
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
As at 31 December 2021, ING Groep N.V.

guarantees various US dollar debentures (that mature between 2023 and 2036) which were issued by a subsidiary of Voya Financial Inc. In accordance with the Shareholder’s
agreement, the net exposure of ING Groep N.V.

as at 31 December 2021 was
nil , as the outstanding principal
amount of the US dollar debentures was fully covered with collateral of EUR
320

million (2020: EUR
304

million)
pledged by Voya Financial Inc.
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
Furthermore we refer to Note 46 for any contingent liabilities in respect of legal proceedings.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

46

Legal proceedings

ING Group Annual Report 2021 on Form 20-F F -364
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

Settlement agreement:

On 4 September 2018, ING announced that it had

entered into a settlement agreement
with the Dutch Public Prosecution Service relating to previously disclosed investigations regarding various
requirements for client on-boarding and the prevention of money laundering and corrupt practices. Following the entry into the settlement agreement, ING has experienced heightened scrutiny from authorities in various
countries. ING is also aware, including as a result of media reports, that other parties may, among other things,
seek to commence legal proceedings against ING in connection with the subject matter of the settlement. Certain
parties filed requests with the Court of Appeal in The Netherlands to reconsider the prosecutor’s decision to
enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees. In December
2020, the Court of Appeal issued its final ruling.

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
In January 2022, a Luxembourg investigating judge informed ING Luxembourg that he intends to instruct the relevant prosecutor to prepare a criminal indictment regarding alleged shortcomings in AML process at ING
Luxembourg. Although this matter remains at an early procedural stage and it is currently not possible to determine how this matter will be resolved or the timing of any such resolution, ING does not expect a financial
outcome of this matter to have a material effect.
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

46

Legal proceedings

ING Group Annual Report 2021 on Form 20-F F -365
SIBOR – SOR litigation : In July 2016, investors in derivatives tied to the Singapore Interbank Offer Rate (“SIBOR”)
filed a U.S. class action complaint in the New York District Court alleging that several banks, including ING, conspired to rig the prices of derivatives tied to SIBOR and the Singapore Swap Offer Rate (“SOR”). The lawsuit refers to investigations by the Monetary Authority of Singapore (“MAS”) and other regulators, including the U.S.
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

October 2018, plaintiffs
filed such amended complaint, which asserts claims

against a number of defendants but none against ING Bank
(or any other ING entity), effectively dismissing ING Bank from the case. In December 2018,

plaintiffs sought
permission from the Court to file a further amended complaint that names ING Bank as a defendant. In July 2019,
the New York District Court granted the defendants’ motion to dismiss and denied leave to further amend the complaint, effectively dismissing all remaining claims against ING Bank. In March 2021, the Second Circuit court vacated the District Court’s ruling. The case was remanded to the District Court to reconsider the amended complaint that would add ING Bank N.V.

back to the case. In April 2021, the defendants filed a petition for rehearing with the Second Circuit court. In May 2021, the Second Circuit court denied the defendants’ petition. In
August 2021, plaintiffs and ING executed a binding settlement term sheet. Accordingly, plaintiffs and ING jointly asked the Court to stay all litigation proceedings and deadlines applicable to plaintiffs and ING pending drafting, execution and presentment for approval of a formal class settlement agreement. ING has taken a provision for the settlement amount.
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Legal proceedings

ING Group Annual Report 2021 on Form 20-F F -366
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
European Court of Justice have issued rulings setting out which party should bear notary, registration, agency,
and stamp duty costs. In January 2021, the Spanish Supreme Court ruled that valuation costs of mortgages,
signed prior to 16 June 2019, the date the new mortgage law entered into force, should be borne by the bank.
Media attention for the statute of limitations applicable to the right to claim reimbursement of costs resulted in an increased number of claims at the beginning of

2021. In June 2021, the Supreme Court published

a press
release informing of its decision to ask the European Court of Justice for a preliminary ruling regarding the
criteria that should be applied to determine the date from which the action for claiming the reimbursement of
mortgage expenses is considered to be expired. ING Spain has also been included, together with other Spanish
banks, in three class actions filed by customer associations. In one of the class actions an agreement was reached
with the association. In another class action ING

filed an appeal asking the Spanish Court of Appeal

to determine
that the ruling of the court of first instance is only applicable to the consumers that were part of the case. A provision has been established in the past and has been adjusted where appropriate.
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
Mexican Government Bond litigation:

A class action complaint was filed adding ING Bank

N.V.,

ING Groep N.V.,
ING Bank Mexico S.A. and ING Financial Markets LLC (“ING”) as defendants to a complaint that had previously been filed against multiple other financial institutions. The complaint alleges that the defendants conspired to fix
the prices of Mexican Government Bonds. On 30 September 2019,

the relevant court dismissed the antitrust
complaint, finding that the plaintiffs had failed to identify any facts that links each defendant to the alleged conspiracy. In December 2019, the plaintiffs filed an amended complaint removing all ING entities as defendants on the condition that the ING entities enter into a tolling agreement for the duration of two years. ING subsequently entered into a tolling agreement, which expired in December 2021. The defendants named in the amended complaint have now settled that litigation.

Claims regarding mortgage loans in Swiss franc in Poland:

ING Poland is a defendant in several lawsuits with
retail customers who took out mortgage loans indexed to the Swiss franc. Such customers have alleged that the mortgage loan contract contains abusive clauses. One element that the court is expected to consider in determining whether such contracts contain abusive clauses is whether the rules to determine the exchange rate
used for the conversion of the loan from Polish zloty to Swiss franc are unambiguous and verifiable. In December
2020, the Polish Financial Supervision Authority

(PFSA) proposed that lenders offer borrowers voluntary out-of-
court settlements on foreign-currency mortgage disputes, with mortgages indexed to Swiss franc serving as a reference point. In February 2021, ING Poland announced its support for this initiative and in October

2021
began offering the settlements to the borrowers following the PFSA’s proposal. ING has recorded a portfolio
provision with respect to the claims and the PFSA proposal. The Polish Supreme Court was expected to provide further clarity on this topic in a ruling scheduled

for November 2021, however the court’s session on this matter was postponed and the date of the next session has not yet been announced.
Certain Consumer Credit Products : In October 2021, ING announced that it would offer compensation to certain of its Dutch retail customers in connection with certain revolving consumer loans with variable interest rates that allegedly did not sufficiently follow market rates. This announcement was made in response to a number of rulings by the Dutch Institute for Financial Disputes (Kifid) regarding similar products at other banks. ING currently expects that any such compensation will be paid before the end of 2022. ING has recognized a provision
of €
180

million in 2021 for compensation and costs in connection with this matter.

On 22 December 2021 ING
announced that it has reached an agreement with the Dutch Consumers’

Association (Consumentenbond) on the
compensation methodology for revolving credits.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Consolidated companies and businesses acquired and divested

ING Group Annual Report 2021 on Form 20-F F -367
47

Consolidated companies and businesses acquired and divested
Acquisitions
There were no significant acquisitions in 2021 or 2020.
In May 2019 ING acquired
80
% of the shares of Intersoftware Group B.V.,

Findata Access B.V.

and Unitrust B.V.
(ISW Group) for a total consideration of EUR
18

million. The acquisition of ISW Group resulted in the recognition of goodwill of EUR
17

million.

Divestments
On 18 February 2021 ING announced the intention to withdraw from the retail banking market in the Czech
Republic.

The decision to discontinue Czech Retail Banking entails the closure of retail customer accounts
/mutual funds and the sale of assets comprising

the related government bond portfolio. ING’s retail customers in the Czech Republic have received a welcome offer from Raiffeisenbank Czech Republic. ING’s departure from the
Czech Retail banking market resulted in EUR
2.5

billion saving accounts being transferred to Raiffeisenbank and the government bond portfolio with a carrying amount of EUR
0.5

billion being sold in the second quarter of
2021.

At 12 July 2021, ING announced that it has reached an agreement to transfer ING’s Retail Banking operations in
Austria to bank99. Under the terms of the agreement, approximately EUR
1.7

billion of savings deposits and
approximately EUR
1.0

billion of mortgages, approximately EUR
0.4

billion other personal lending and
approximately EUR
0.4

billion loans to banks of ING Austria have been transferred to Bank99. Per 1 December
2021 completed the transaction and realized a loss on disposal of EUR
26

million. ING Austria was included in the
segment Retail Challengers & Growth Markets.
In 2021, ING and the board of Makelaarsland agreed

to continue Makelaarsland independently. The new board
will take over all clients and employees, and services to clients will continue unchanged. The negative result on
disposal of group companies from this management buyout amounted to approximately EUR
3

million.
On 28 October 2021 ING announced that its subsidiary

Payvision will start phasing out its services as a payment
service provider and acquirer. After a thorough evaluation of all options in the context of the rapidly evolving and increasingly competitive and capital intensive e-commerce merchant market, ING has concluded that it is not feasible to achieve its ambitions with Payvision. The aim is to complete the phase-out process by the second
quarter of 2022.

In 2021, Payvision recognised an impairment loss of intangible assets of EUR
44

million, mainly with respect to
Brand, IT and Customer relationships and an impairment loss of the deferred tax asset of EUR
14

million.
In December 2021 ING announced that it will

leave the retail banking market in France. Reference is made to
Note 52 'Subsequent events' for further details of the events after 31 December 2021 but before these financial statements were authorised for issue.
In 2020 there were no significant divestments.
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Principal subsidiaries, investments in associates and joint ventures

ING Group Annual Report 2021 on Form 20-F F -368
Most significant companies disposed in 2021
in EUR million
Makelaarsland
BV & Above BV
ING Austria Retail
Banking
Total divested
Sales Proceeds
Sales proceeds
29
29
Non-cash proceeds
Cash proceeds
29
29
Cash outflow / inflow on disposal
29
29
Assets
Cash assets
3
3
Loans and advances to customers 0
1,404
1,404
Amounts due from banks
378
378
Miscalleneous other assets 0
8
8
Liabilities
Customer deposits and other funds on deposit
1,725
1,725
Miscallaneous other liabilities
1
8
9
Net assets
3
56
58
% disposed 100% 100%
Net assets disposed
3
56
58
Result on disposal
-3
-26
-29
48

Principal subsidiaries, investments in associates and joint ventures
For the majority of ING’s principal subsidiaries,
ING Groep N.V.

has control because it either directly or indirectly
owns more than half of the voting power. For subsidiaries in which the interest held is below
50
%, control exists
based on the combination of ING’s financial interest and its rights from other contractual arrangements which result in control over the operating and financial policies of the entity.
For each of the subsidiaries listed, the voting rights held equal the proportion of ownership interest and
consolidation by ING is based on the majority of ownership.
For the principal investments in associates and joint ventures ING Group has significant influence but not control.
Significant influence generally results from a shareholding of between
20
% and
50
% of the voting rights, but also
the ability to participate in the financial and operating policies through situations including, but not limited to
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
2021 2020
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
TMBThanachart Bank Public Company Ltd
2
Bangkok
Thailand
23% 23%
1 The shares of the non-controlling interest stake of
25
% are listed on the Warsaw Stock Exchange, for summarised financial information we refer to ‘Note 36 ‘Information on geographical areas.
2 Reference is made to Note 8 Investments in Associates and Joint Ventures.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

49

Structured entities

ING Group Annual Report 2021 on Form 20-F F -369
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
1. Consolidated ING originated securitisation programmes
ING Group enters into liquidity management securitisation programmes in order to obtain funding and improve liquidity. Within the programme ING Group sells ING originated assets to a structured entity. The underlying exposures include residential mortgages and SME loans in the Netherlands,

Belgium, Spain, Italy, Australia and
Germany.
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
ING Group originated various securitisations, as at 31 December 2021, these consisted of approximately EUR
74
billion (2020: EUR
66

billion) of senior and subordinated notes, of which approximately EUR
1

billion (2020: EUR
2
billion) were issued externally. The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not

impact ING Group’s Consolidated statement of financial
position and profit or loss.
In 2021, there are no non-controlling interests as part of the securitisation structured entities that are significant to ING Group. ING Group for the majority of the securitisation vehicles provides the funding for the entity except
for EUR
1

billion (2020: EUR
2

billion).
In addition ING Group originated various securitisations for liquidity management optimisation purposes. As at
31 December 2021, these consisted of approximately EUR
1

billion (2020: EUR
2

billion) of senior secured
portfolio loans, which have been issued to ING subsidiaries in Germany. The underlying exposures are senior loans to large corporations and financial institutions, and real estate finance loans, mainly in the

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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Structured entities

ING Group Annual Report 2021 on Form 20-F F -370
Covered bond programme
Fair value pledged
mortgage loans
2021 2020
Dutch Covered Bond Companies
16,586
20,157
16,586
20,157
In addition, subsidiaries of ING in Germany, Belgium and Australia also issued covered bonds with pledged mortgages loans of approximately EUR
23

billion (2020: EUR
21

billion) in total.
For the covered bond programme, third-party investors in securities issued by the structured entity have recourse to the assets of the entity and to the assets of ING Group.
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

The liquidity facilities, provided to Mont Blanc are EUR

2,581

million (2020: EUR
2,793

million). The drawn
liquidity amount is nil

as at 31 December 2021 (2020:
nil ).
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

2021 amounted to
EUR
-34

million (2020: EUR
-34

million); fair value changes on this swap recognised in the statement of profit or loss in 2021 were EUR
0

million (2020: EUR
11

million). Service fee income recognised, for the role as
administrative agent, in the statement of profit or loss in 2021 amounted to EUR
1

million (2020: EUR
1

million).
The cumulative income recognised in profit or loss since derecognition amounts to EUR
17

million (2020: EUR
16
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Related parties

ING Group Annual Report 2021 on Form 20-F F -371
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
2021 2020
Assets
56,349
45,625
Liabilities
55
134
Income received
1,158
1,122
Expenses paid
15
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
2021 2020 2021 2020
Assets
115
100
0
Liabilities
417
239
3
1
Off-balance sheet commitments
24
10
–
Income received
42
14
Assets, liabilities, commitments, and income related to Associates and joint ventures result from transactions which are executed as part of the normal Banking business.
Key management personnel compensation
The Executive Board of ING Groep N.V.,

the Management Board Banking and the Supervisory

Board are
considered Key Management personnel of ING Group. In 2021 and 2020, the three members of the Executive
Board of ING Groep N.V.

were also members of the Management Board Banking.
Transactions with key management personnel, including their compensation are included in the tables below.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Related parties

ING Group Annual Report 2021 on Form 20-F F -372
Key management personnel compensation (Executive Board and

Management Board Banking)
2021
in EUR thousands
Executive Board
of ING Groep N.V.
3
Management
Board Banking 1 Total
Fixed Compensation
–

Base salary
3,836
5,024
8,860
–

Collective fixed allowances

2
954
1,214
2,168
–

Pension costs
64
116
180
–

Severance benefits
4
1,075
1,075
Variable compensation
–

Upfront cash
664
664
–

Upfront shares
265
691
956
–

Deferred cash
997
997
–

Deferred shares
398
1,036
1,434
–

Other emoluments
5
274
959
1,233
Total compensation
5,791
11,776
17,567
1 Excluding members of the Management Board Banking that are also members of the Executive Board of ING Groep N.V.
2 The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of
3.5
% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR
112,189
.
3 In 2021 one member of the Executive Board joined ING during the year. The table includes compensation earned in the capacity as
Executive Board member as of the appointment at the AGM on 26 April 2021.
4 One member of the Management Board Banking left ING during the reporting year 2021. In line with applicable regulation a severance payment was granted.
5 This includes amongst others: housing, school/tuition

fees, international health insurance,

relocation costs and tax and financial

planning.

Key management personnel compensation (Executive Board and

Management Board Banking)
Executive
Board of ING
Groep N.V.

3
Management
Board Banking
1,4 Total
2020
in EUR thousands
Fixed Compensation
–

Base salary
3,609
4,170
7,779
–

Collective fixed allowances

2
898
1,009
1,907
–

Pension costs
58
93
151
–

Severance benefits

667
667
Variable compensation

–

Upfront cash
305
305
–

Upfront shares
305
305
–

Deferred cash
457
457
–

Deferred shares
457
457
–

Other emoluments
5,6
298
814
1,112
Total compensation
4,863
8,277
13,140
1 Excluding members of the Management Board Banking that are also members of the Executive Board of ING Groep N.V.
2 The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of
3.5
% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR
110,111
.
3 In 2020 one member of the Executive Board left ING during the year.

The table includes compensation earned in the capacity as Executive
Board member.
4 One member of the Management Board Banking left ING at the end of the year. In line with applicable regulation a severance payment was granted.
5 Other emoluments include reimbursement of costs related to home/work commute, costs relating to

tax and financial planning

services,
costs associated with a company

car and for expats and the costs associated with housing and schooling
6 Prior year numbers have been updated by excluding costs related to reimbursement of Directors and Officers indemnity to improve consistency and comparability
.
ING indemnifies the members of the EB against direct financial losses in connection with claims from third parties
filed, or threatened to be filed, against them by virtue of their service as a member of the EB, as far as permitted
by law, on the conditions laid down in the Articles of Association and their commission contract. ING has taken out liability insurance for the members of the EB.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Capital management

ING Group Annual Report 2021 on Form 20-F F -373
In accordance with the Articles of Association ING indemnifies the members of the Supervisory Board as far as
legally permitted against direct financial losses in connection with claims from third parties filed or threatened to
be filed against them by virtue of their service as a member of the Supervisory Board.
Key management personnel compensation is generally included in Staff expenses in the statement of profit or loss. The total remuneration of the Executive Board and Management Board Banking is disclosed in the table
above. Under IFRS, certain components of variable remuneration are not recognised in the statement of profit or loss directly, but are allocated over the vesting period of the award. The comparable amount recognised in Staff expenses in 2021 relating to the fixed expenses of 2021 and the vesting of variable remuneration of earlier performance years, is EUR
13

million in 2021 (2020: EUR
12

million).

The table below shows the total of fixed remuneration, expense allowances and attendance fees for the
Supervisory Board in 2021 and 2020.
Key management personnel compensation (Supervisory Board)
in EUR thousands 2021 2020
Total compensation
994
1,042
Balances outstanding with key management personnel were as follows:
Loans and advances to key management personnel
Amount outstanding
31 December
Weighted average
interest rate Repayments
in EUR thousands 2021 2020 2021 2020 2021 2020
Executive Board members
Management Board Banking
2,392
350
1.7% 2.6%
40
Supervisory Board members
Total
2,392
350
40
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
As at 31 December 2021 Deposits outstanding from key management personnel amounted to EUR
6.1

million (31
December 2020: EUR
12.5

million). Total interest paid in 2021 on these deposits amounted to EUR nil

(2020: EUR
14

thousand).

Number of ING Groep N.V.

shares and stock options to key management

personnel
ING Groep N.V.

shares
in numbers 2021 2020
Executive Board members
91,853
88,741
Management Board Banking
237,525
254,052
Supervisory Board members
5,295
5,295
Total number of shares and stock

options
334,673
348,088
51

Capital management
Objectives
Group Treasury (“GT”) Balance Sheet & Capital Management, is responsible for maintaining the adequate capitalisation of ING Group and ING Bank entities, to manage the risk associated with

ING’s business activities.
This involves not only managing, planning and allocating

capital within ING Group, ING Bank and its various
entities, but also helping to execute necessary capital market transactions, term (capital) funding and risk management transactions. ING takes an integrated approach to assess the adequacy of its capital position in relation to its risk profile and operating environment. This means GT Balance Sheet & Capital Management takes
into account both regulatory and internal, economic based metrics and requirements as well as the interests of
key stakeholders such as shareholders and rating agencies. ING Group’s capital position and capital distributions
are managed based on IFRS-EU.
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

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Capital management

ING Group Annual Report 2021 on Form 20-F F -374
CET1 ratio ambition – is built on the CET1 requirements specified for ING, uncertainty of expected
regulatory RWA inflation, potential increase in the regulatory requirement of the Countercyclical Buffer and the potential impact of a standardised and pre-determined stress scenario.
Leverage ratio (LR) – is defined as Tier 1 capital divided by the leverage exposure.
Total

Loss Absorbing Capacity (TLAC) – Total capital plus senior unsecured bonds and amortisations.
TLAC ratios are based on both risk-weighted assets and leverage exposure.

Minimum Required Eligible Liabilities (MREL) – Total capital plus senior unsecured bonds and amortisations. MREL ratios are based on both risk-weighted assets and leverage exposure.

Capital developments
ING’s capital position remained strong despite Covid-19 uncertainty. At both the consolidated and entity level,
ING has sufficient buffers to withstand various stressed scenarios.

ING’s CET1 ambition level of around
12.5
% is well above the prevailing Maximum Distributable Amount (MDA)
level of
10.51
%, implying a management buffer of about
200

basis points.

ING’s capital ratios at the end of the year improved compared to 2020 primarily due to the addition of
50
% of the
full year 2021 net profit to CET1 capital. This was only partly offset by higher risk-weighted assets that were mainly driven by model impacts,

reflecting the ongoing redevelopment of internal models and EBA guidelines.

ING Groep N.V.

has a CET1 ratio of
15.9
% at 31 December 2021 versus an overall SREP requirement (including buffer requirements) of
10.51
%. The Group’s Tier 1 ratio increased to
18.1
%. All AT1 securities outstanding at 31
December 2021 are CRR-compliant. The Total capital ratio (including grandfathered securities) increased from
20.1
% to
21.0
% compared to last year.

ING Group capital position according to

CRR II / CRD V
in EUR million 2021 2020
Shareholders’ equity 1)
53,919
54,637
- Interim profits not included in CET1 capital
2)
-1,568
-3,266
- Other adjustments
-2,590
-4,037
Regulatory adjustments
-4,159
-7,303
Available common equity Tier 1 capital
49,760
47,333
Additional Tier 1 securities 3)
6,808
5,643
Regulatory adjustments additional Tier 1
50
48
Available Tier 1 capital
56,618
53,024
Supplementary capital Tier 2 bonds 4)
9,341
9,359
Regulatory adjustments Tier 2
-158
-846
Available Total

capital
65,801
61,537
Risk weighted assets
313,064
306,324
Common equity Tier 1 ratio 15.89% 15.45%
Tier 1 ratio 18.09% 17.31%
Total capital

ratio
21.02% 20.09%
1) Shareholders' equity is determined in accordance with IFRS-EU.
2) The interim profits not included in CET1 capital as per 31 December 2021 were EUR
1,568

million (full-year 2021: EUR
2,388

million, of
which EUR
820

million was paid out as interim dividend in October 2021).
3) All AT1 securities outstanding at 31 December 2021 are CRR-compliant (2020: EUR
983

million was subject to CRR/CRD IV grandfathering
rules).
4) Including EUR
9,188

million which is CRR-compliant (2020: EUR
9,206

million), and EUR
153

million to be replaced as capital recognition is
subject to CRR grandfathering rules (2020: EUR
153

million).
In accordance with the applicable regulation, credit and operational risk models used in the capital ratios
calculations are not audited.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Capital management

ING Group Annual Report 2021 on Form 20-F F -375
Distribution
ING’s distribution policy is a pay-out ratio of
50
% of resilient net profit and additional return of structural excess capital. The latter to be considered periodically, taking into account alternative opportunities as well as macroeconomic circumstances and the outcome of capital planning. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business. The
50
% pay-out may be in the form of
cash or a combination of cash and share repurchases.

For 2021, the resilient net profit amounts to EUR
4,776

million, of which EUR
2,388

million was reserved for
distribution outside of CET1 capital reflecting ING’s distribution policy of a
50
% pay-out ratio. Resilient net profit
is equal to the net profit as there were no adjustments to make for significant items not linked to the normal course of business.
In the fourth quarter of 2021 ING resumed the distribution of capital, after the ECB lifted its recommendation to
limit or refrain from dividends in light of the Covid-19 pandemic.

◾ ING paid an amount of EUR
0.48

per share on 12 October 2021, consisting of an interim dividend over

2021
(EUR
0.21

per share) and the remaining amount originally

reserved for the 2020 distribution (EUR
0.27

per
share).

◾ On 5 October 2021 ING commenced a share buyback programme for EUR
1,744

million to distribute the
remaining amount originally reserved over 2019 for distribution. Approximately
92
% of the programme had
been completed by 31 December 2021. On 28 February

2022 the share buyback programme was completed.
At the end of 2021, ING has EUR
1,568

million reserved for distribution outside of CET1 capital fully related to reserved profits in 2021 (full-year 2021: EUR
2,388

million, of which EUR
820

million was paid out as interim
dividend in October 2021).

Following ING’s distribution policy of a
50
% pay-out ratio on resilient net profit, the Board has proposed to pay a final cash dividend over 2021 of EUR
0.41

per share. This is subject to the approval by shareholders at the Annual
General Meeting in April 2022.
Processes for managing capital
GT Balance Sheet & Capital Management ensures adherence to ING’s solvency risk appetite statements by planning and executing capital management transactions. The ongoing assessment and monitoring of capital
adequacy is embedded in the capital planning process as

part of the ICAAP framework. As part of the dynamic
business planning process, ING prepares a capital and funding plan on a regular basis for all its material
businesses and assesses continuously the timing,

need and feasibility for capital management actions in scope of its execution strategy.

Sufficient financial flexibility should be preserved to meet important financial objectives.
Risk appetite statements are at the foundation of the capital plan and are cascaded to the different businesses in line with ING’s risk management framework. Contingency capital measures and early warning indicators are in place in conjunction with ING’s contingency and recovery plan to support the strategy in times of stress.
Adverse planning and stress testing, which reflect the outcome of the annual risk assessment,

are integral
components of ING’s risk and capital management framework. It allows to (i) identify and assess potential vulnerabilities in ING’s businesses, business model, portfolios or operating environment; (ii) understand the sensitivities of the core assumptions used in ING’s strategic and capital plan; and (iii) improve decision-making and business steering through balancing risk and return following a forward looking and prudent management approach.
Regulatory requirements
Capital adequacy and the use of required regulatory capital are based on the guidelines developed by the Basel
Committee on Banking Supervision (The Basel Committee) and

the European Union Directives, as implemented
by the Dutch Central Bank and the ECB for supervisory purposes. In 2010,

the Basel Committee issued new
solvency and liquidity requirements that superseded Basel II, implemented in the EU via CRR / CRD. In
accordance with the CRR the minimum Pillar 1 capital requirements applicable to ING Group are: a CET1 ratio of
4.5
%, a Tier 1 ratio of
6
% and a Total capital ratio of
8
% of risk-weighted assets.
The overall SREP CET1 requirement (including buffer requirements) for ING Group at a consolidated level remained stable during 2021 and was
10.51
% at the end of 2021. This requirement is the sum of a
4.5
% Pillar I
requirement, a
0.98
% Pillar II requirement, a
2.5
% Capital Conservation Buffer (CCB), a
0.03
% Countercyclical
Buffer (CCyB) (based on December 2021 positions) and

a
2.5
% O-SII buffer that is set separately for Dutch
systemic banks by the Dutch Central Bank (De Nederlandsche Bank). This requirement excludes the Pillar II guidance, which is not disclosed.

Contents
Part I

Part II

Part III
Additional information
Financial Statements
>

Subsequent events

ING Group Annual Report 2021 on Form 20-F F -376
The Maximum Distributable Amount (MDA) trigger level stood at
10.51
% in 2021 for CET1,
12.34
% for Tier 1
Capital and
14.78
% for Total Capital. These MDA levels are in line with the application of Art.104a in CRD V, which allows ING to partly fulfil the total Pillar II requirement (
1.75
%) with Additional Tier 1

and Tier 2 securities.
In the event that ING Group breaches an MDA level, ING may face restrictions on dividend payments, coupons on
AT1 securities and payment of variable remuneration.
Ratings
ING’s credit ratings and outlook are shown in the table below.

Each of these ratings reflects only the view of the
applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating agency.
Main credit ratings of ING at 31 December 2021
S&P Moody’s Fitch GBB-Rating
ING Groep N.V.
Issuer rating

Long-term
A-
n/a
A+
Short-term
A-2
n/a
F1
Outlook
Stable
Stable
1)
Stable
Senior unsecured rating
A-
Baa1
A+
1) Outlook refers to the senior unsecured rating.
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
52

Subsequent events

ING has been active in the French retail banking market since 2000 as an online bank.

In December 2021 ING
announced that it will leave the retail banking market in France in order to sharpen the focus of its business portfolio. At February 1, 2022 ING and Societe Generale announced that a Memorandum of

Understanding was
signed on 31 January between ING and Boursorama (subsidiary of

Societe Generale) to offer banking solutions to
ING’s retail customers in France. The intention of both parties is to reach a definitive agreement in April 2022 at the latest.
The exact scope of the definitive agreement remains to be specified and would concern daily banking

(current
accounts and cards), savings and investment products (assurance vie & brokerage). The ING France retail lending portfolio (mortgages and consumer loans) will not be part of the agreement. Mortgages will continue to be
managed by ING. Maintaining consumer loans at ING is under consideration.
ING continues its Wholesale Banking activities in France,

with a focus on strengthening our position and the
ambition to be the go-to-bank for sustainable finance.
The Russian invasion of Ukraine and rapidly escalating events in late February and early March 2022 is a significant tragedy for the people and is causing disruption to business and economic activity in the region and
worldwide. This qualifies as a non-adjusting subsequent

event. At this moment it is not possible to provide an
estimate of the financial impact of this crisis on ING (including direct impact on ING exposures to Russian and
Ukrainian markets as well as wider impacts for ING). For further details on Russian and

Ukrainian exposures of
ING Group reference is made to ‘Risk Management – Top and emerging risks’.