Form 20-F
period 2023-12-31
ING GROEP NV
filed 2024-03-08
CIK 1039765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2023
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
Erwin Olijslager
Telephone: +31 20 564 7705
E-mail: Erwin.Olijslager@ing.com
Bijlmerdreef 106
1102 CT Amsterdam
The Netherlands
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbols	Name of each exchange on which registered
American Depositary Shares	ING	New York Stock Exchange
Ordinary shares		New York Stock Exchange(i)
3.950% Fixed Rate Senior Notes due 2027	ING27	New York Stock Exchange
4.550% Fixed Rate Senior Notes due 2028	ING28	New York Stock Exchange
3.550% Fixed Rate Senior Notes due 2024	ING24	New York Stock Exchange
4.050% Fixed Rate Senior Notes due 2029	ING29	New York Stock Exchange
1.726% Callable Fixed-to-Floating Rate Senior Notes due 2027	ING27A	New York Stock Exchange
2.727% Callable Fixed-to-Floating Rate Senior Notes due 2032	ING32	New York Stock Exchange
Callable Floating Rate Senior Notes due 2027	ING27B	New York Stock Exchange
4.017% Callable Fixed-to-Floating Rate Senior Notes due 2028	ING28A	New York Stock Exchange
3.869% Callable Fixed-to-Floating Rate Senior Notes due 2026	ING26	New York Stock Exchange
4.252% Callable Fixed-to-Floating Rate Senior Notes due 2033	ING33	New York Stock Exchange
Callable Floating Rate Senior Notes due 2026	ING26A	New York Stock Exchange
6.083% Callable Fixed-to-Floating Rate Senior Notes due 2027	ING27C	New York Stock Exchange
$500,000,000 Callable Floating Rate Senior Notes due 2027	ING27D	New York Stock Exchange
$1,250,000,000 6.114% Callable Fixed-to-Floating Rate Senior Notes due 2034	ING34	New York Stock Exchange
(i)Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange
Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act.None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary Shares, nominal value EUR 0.01 per Ordinary Share3,498,194,469
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act. ☒ Yes ☐ No
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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-
accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
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

ING Group

Annual report 2023 on Form 20-F

do your thing

Contents
Part I
Part II

13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	139
14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	139
15	CONTROLS AND PROCEDURES	139
16A	AUDIT COMMITTEE FINANCIAL EXPERT	141
16B	CODE OF ETHICS	141
16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	142
16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	143

16E	PURCHASES OF REGISTERED EQUITY SERVICES BY THE ISSUER AND AFFILIATED PURCHASERS	143
16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	145
16G	CORPORATE GOVERNANCE	146
16H	MINE SAFETY DISCLOSURE	147
16I	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	147
16J	INSIDER TRADING POLICIES	147
16K	CYBERSECURITY	147
Part III

17	FINANCIAL STATEMENTS	150
18	FINANCIAL STATEMENTS	150
19	EXHIBITS	151
Additional information

RISK MANAGEMENT	154
SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS	228

Contents	Part I	Part II	Part III	Additional information	Financial statements
Presentation of information
In this Annual Report, and unless otherwise stated or the context otherwise dictates, references to "ING
Groep N.V.", "ING Groep NV", "ING Groep" and "ING Group" refer to ING Groep NV and references to "ING", the "Company", the "Group", "we" and "us" refer to ING Groep NV and its consolidated subsidiaries. ING
Groep N.V.'s primary  banking subsidiary is ING Bank N.V. (together with its consolidated subsidiaries, "ING
Bank"). References to "Executive Board" and "Supervisory Board" refer to the Executive Board or Supervisory
Board of ING Groep N.V., respectively.
ING presents its consolidated financial statements in euros, the currency of the European Economic and
Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$” and
“Dollars” are to the United States dollars and references to "€" and “EUR” are to euros.
ING prepares financial information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) for purposes of reporting with the U.S.
Securities and Exchange Commission (“SEC”), including financial information contained in this Annual Report on Form 20-F. ING Group’s accounting policies and its use of various options under IFRS-IASB are described under Note '1.2  Basis of preparation of the Consolidated financial statements’ in the consolidated financial statements. In this document the term “IFRS-IASB” is used to refer to IFRS-IASB as applied by ING Group.
The published 2023 Financial Statements of ING Group, however, are prepared in accordance with IFRS-EU.
IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union
(“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (IFRS-EU).
IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, ING
Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges)
in accordance with the EU “carve-out” version of IAS 39. Under the EU “IAS 39 carve-out”, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket, and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and hedge ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. IFRS-IASB financial information is prepared by reversing the hedge accounting impacts that are applied under the EU “carve-out” version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that, had ING Group applied IFRS-IASB as its primary accounting framework, it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Annual Report on Form 20-F.
Other than for the purpose of SEC reporting, ING Group intends to continue to prepare its Financial
Statements under IFRS-EU. A reconciliation between IFRS-EU and IFRS-IASB for shareholders’ equity and net result is included in Note 1 ‘Basis of preparation and material accounting policy information’ to the consolidated financial statements.
Certain amounts set forth herein, such as percentages, may not sum due to rounding.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 5
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
•operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence
•risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing
•changes in general competitive factors, including ability to increase or maintain market share
•inability to protect our intellectual property and infringement claims by third parties
•inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties
•changes in credit ratings
•business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and Environmental, Social and Governance (ESG)-related matters, including data and reporting
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
This document may contain ESG-related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.
Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (‘SEC’)

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 6
reporting purposes. Any issues identified as material for purposes of ESG in this annual report are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security.
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
ING Group Annual Report 2023 on Form 20-F 7
PART I
Item 1.Identity of Directors, Senior
Management And Advisors
Not applicable.
Item 2.Offer Statistics and Expected
Timetable
Not applicable.
Item 3.Key Information
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
•Inflation, interest volatility and other interest rate changes may adversely affect our business, results and financial condition.
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
ING Group Annual Report 2023 on Form 20-F 8
Risks related to the regulation and supervision of the Group
•Non-compliance with laws and/or regulations concerning financial services or financial institutions, including with respect to financial economic crimes, could result in fines and other liabilities, penalties or consequences for us, which could materially affect our business and reputation and reduce our profitability.
•Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities.
•We are subject to additional legal and regulatory risk in certain countries with less developed or predictable legal and regulatory frameworks.
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
•We are subject to several other bank recovery and resolution regimes that include statutory write-down and conversion as well as other powers, which remains subject to significant uncertainties as to the scope and impact on us.
Risks related to litigation, enforcement proceedings and investigations and to changes in tax laws
•We may be subject to litigation, enforcement proceedings, investigations or other regulatory actions, and adverse publicity.
•We are subject to different tax regulations in each of the jurisdictions where we conduct business, and are exposed to changes in tax laws and risks of non-compliance with proceedings or investigations with respect to tax laws.
•We may be subject to US tax investigation if we fail to comply with our obligations as a Participating
Financial Institution in respect of the Foreign Account Tax Compliance Act (FATCA) and as a Qualified
Intermediary in respect of other US tax regulations
•ING is exposed to the risk of claims from customers who feel misled or treated unfairly because of advice or information received.
Risks related to the Group’s business and operations
•ING may be unable to meet internal or external aims or expectations or requirements with respect to
ESG-related matters.
•ING may be unable to adapt its products and services to meet changing customer behaviour and demand, including as a result of ESG-related matters.
•ING’s business and operations are exposed to physical risks, including as a direct result of climate change.
•ING’s business and operations are exposed to transition risks related to climate change.
•Operational and IT risks, such as system disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results.
•We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation.
•Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results.
•We may not always be able to protect our intellectual property developed in our products and services and may be subject to infringement claims, which could adversely impact our core business, inhibit efforts to monetise our internal innovations and restrict our ability to capitalise on future opportunities.
•The inability of counterparties to meet their financial obligations or our inability to fully enforce our rights against counterparties could have a material adverse effect on our results.
•A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our results
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
Risks related to the Group’s liquidity and financing activities
•Adverse conditions in the capital and credit markets, or significant withdrawals of customer deposits, may impact our liquidity, borrowing and capital positions, as well as the cost of liquidity, borrowings and capital.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 9
•As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, many of which are subject to regulatory and other restrictions on their ability to transact with affiliates.
Additional risks relating to ownership of ING shares
•Holders of ING shares may experience dilution of their holdings and may be impacted by any share buyback programme.
•Because we are incorporated under the laws of the Netherlands and many of the members of our
Supervisory and Executive Board and our officers reside outside of the United States, it may be difficult to enforce judgements of US courts against ING or the members of our Supervisory and Executive Boards or our officers.
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
Because ING is a multinational banking and financial services corporation, with a global presence and serving 40 million customers, corporate clients and financial institutions in 38 countries, ING’s business, results and financial condition may be significantly impacted by turmoil and volatility in the worldwide financial markets or in the particular geographic areas in which we operate. In Retail Banking, our products include savings, payments, investments, loans and mortgages. In Wholesale Banking, we provide specialised lending, tailored corporate finance, debt and equity market solutions, payments & cash management, trade and treasury services. Negative developments in relevant financial markets and/or countries or regions have in the past had and may in the future have a material adverse impact on our business, results and financial condition, including as a result of the potential consequences listed below.
Factors such as inflation or deflation, interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, changes in customer behaviour, climate change, business investment, real estate values and private equity valuations, government spending the volatility and strength of the capital markets, political events and trends, supply chain disruptions, shortages, terrorism, pandemics and epidemics (such as the recent Covid-19 pandemic) or other widespread health emergencies all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region. Some of these risks are often experienced globally as well as in specific geographic regions and are described in greater detail below under the headings: 'Interest rate volatility and other interest rate changes may adversely affect our business, results and financial condition'; 'Inflation and deflation may negatively affect our business, results and financial condition'; 'Market conditions, including those observed over the past few years may increase the risk of loans being impaired and have a negative effect on our results and financial condition'; and
'Continued risk of political instability and fiscal uncertainty in Europe and the United States, as well as ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, results and financial condition'. All of these are factors in local and regional economies as well as in the global economy, and we may be affected by changes in any one of these factors in any one country or region, and more if more of these factors occur simultaneously and/
or in multiple countries or regions or on a global scale.
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
ING Group Annual Report 2023 on Form 20-F 10
Wholesale Banking, and which could present risks of economic downturn. Though less material, we also derive substantial revenues in the following geographic regions: United States, Türkiye, Poland and the remainder of Eastern Europe, Southern Europe, East Asia (primarily Singapore among others) and Australia.
In an economic downturn affecting some or all of these jurisdictions, we expect that higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments and lower consumer spending would adversely affect the demand for banking products, and that ING may need to increase its reserves and provisions, each of which may result in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders’ equity. We also offer a number of financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. Further, while the Covid-19 pandemic and related response measures have eased, the effects of these measures (including consequences for commercial real estate occupancies and valuations as a result of the increased prevalence of work-from-home or hybrid working arrangements) are still being felt in the financial performance and stability of certain of our business customers. As a result, their impact may continue to affect our business. We also have wholesale banking activities in both Russia and Ukraine, as well as investments in Russia, some of which are denominated in local currency. In response to Russia’s invasion of Ukraine, the international community imposed various punitive measures, including sanctions, capital controls, restrictions on SWIFT access and restrictions on central bank activity. These measures have significantly impacted, and may continue to significantly impact, Russia’s economy and have contributed to heightened instability in global markets and increased inflation due in part to supply chain constraints, as well as higher energy and commodity prices. Should prices remain elevated for an extended period, most businesses and households would be negatively impacted, and our business in Russia and Ukraine, as well as our broader business, may be adversely affected, including through spill-over risk to the entire wholesale banking portfolio (e.g. commodities financing, energy and utilities and energy-consuming clients).
Environmental and/or climate risks may also directly and indirectly impact ING, for example through, among other things, losses suffered as a result of extreme weather events, the impact of climate-related transition risk on the risk and return profile or value of security or operations of certain categories of customer to which ING has exposure. In addition, these risks may also increase ING’s reputational and litigation risk if the economic activity that ING supports is not in line with community expectations or ING’s external commitments or legal or regulatory requirements (this includes, but is not limited to, greenwashing risk).
For further information on ING’s exposure to particular geographic areas, see Note 31 ‘Information on geographical areas’ to the consolidated financial statements.
Market conditions, including those observed over the past few years, may increase the risk of loans being impaired and have a negative effect on our results and financial condition.
We are exposed to the risk that our borrowers (including sovereigns) may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. We may see adverse changes in the credit quality of our borrowers and counterparties, for example, as a result of their inability to refinance their indebtedness or in the case of a decline in financial performance. Adverse changes in the credit quality of our borrowers and/or decreasing collateral values would result in increased capital requirements and provisions, and any deterioration of market conditions may lead to increasing delinquencies, defaults and insolvencies across a range of sectors. This may lead to impairment charges on loans and other assets, higher costs and additions to loan loss provisions. A significant increase in the size of our provision for loan losses could have a material adverse effect on our business, results and financial condition.
If we are significantly exposed to a concentrated set of customers or counterparties, an adverse event affecting these parties could lead to increased losses for the Group, and adversely affect our business, results and financial condition.
We may incur losses due to failures of banks falling under the scope of state compensation schemes.
While prudential regulation is intended to minimise the risk of bank failures, in the event such a failure occurs, given our size, we may incur significant compensation payments to be made under the Dutch
Deposit Guarantee Scheme (DGS), which we may be unable to recover from the bankrupt estate, and therefore the consequences of any future failure of such a bank could be significant to ING. Such costs and the associated costs to be borne by us may have a material adverse effect on our results and financial condition. On the basis of the EU Directive on deposit guarantee schemes, ING pays quarterly risk-weighted contributions into a DGS-fund. The DGS-fund is to grow to a target size of 0.8 percent of all deposits guaranteed under the DGS, which is expected to be reached in July 2024. In case of failure of a Dutch bank, depositor compensation is paid from the DGS-fund. If the available financial means of the fund are insufficient, Dutch banks, including ING, may be required to pay extraordinary ex-post contributions not exceeding 0.5 percent of their covered deposits per calendar year. In exceptional circumstances, and with the consent of the competent authority, higher contributions may be required. However, extraordinary ex-
post contributions may be temporarily deferred if, and for so long as, they would jeopardise the solvency or liquidity of a bank. Depending on the size of the failed bank, the available financial means in the fund, and the required additional financial means, the impact of the extraordinary ex-post contributions on ING may be material.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 11
Since 2015, the EU has been discussing the introduction of a pan-European deposit guarantee scheme
(EDIS), which would (partly) replace or complement national compensation schemes.
On 18 April 2023, the European Commission published its proposals for the revision of the common framework for bank crisis management and deposit insurance (CMDI) that focuses on small and medium-
sized banks, but will affect all EU banks. The CMDI framework consists of the Bank Recovery and Resolution
Directive (BRRD), the Single Resolution Mechanism (SRMR) and the Deposit Guarantee Schemes Directive
(DGSD). The revision of the CMDI framework is part of the debate on the completion of the Banking Union and in particular its third and missing pillar EDIS. As at the date hereof, EDIS has not yet been adopted by the European Commission.
Risks related to the regulation and supervision of the Group
Non-compliance with applicable laws and/or regulations, including with respect to financial economic crimes, could result in fines and other liabilities, penalties or consequences for us, which could materially affect our business and reputation and reduce our profitability.
ING has faced, and in the future may continue to face, the consequences of non-compliance with applicable laws and regulations, including the potential commencement of regulatory investigations or legal proceedings. For additional information on legal proceedings, see Note 42 ‘Legal proceedings’ in the consolidated financial statements. There are potential risks in areas where applicable regulations may be unclear: subject to multiple interpretations or under development; where regulations may conflict with one another; or where regulators revise their previous guidance or courts overturn previous rulings. These could result in our failure to meet applicable standards. Regulators and other authorities have the power to bring investigations and/or administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licences, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action, which could materially harm our results and financial condition as well as ING’s reputation. If we fail to address, or appear to fail to address, any of these matters appropriately, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages brought against us or subject us to enforcement actions, fines and penalties.
Furthermore, as a financial institution, we are exposed to the risk of unintentional involvement in criminal activity in connection with financial economic crimes, including sanctions circumvention and money laundering and the funding of terrorist and other criminal activities. The failure or perceived failure by us to comply with legal and regulatory requirements with respect to financial economic crimes may result in adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions, which may have a material adverse effect on our business, results, financial condition and/or prospects in any given period. For further discussion on the impact of litigation, enforcement proceedings, investigations or other regulatory actions with respect to financial economic crimes, see 'We may be subject to litigation, enforcement proceedings, investigations or other regulatory actions, and adverse publicity' below.
Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities.
We are subject to detailed banking laws and financial regulations in the jurisdictions in which we conduct business. Regulation of the industries in which we operate has become more extensive and complex, while also attracting supervisory scrutiny. Compliance with applicable and new laws and regulations is resource-
intensive, and may materially increase our operating costs. Moreover, these regulations intend to protect our customers, markets and society as a whole and can limit or redirect our activities, among others, through stricter net capital, market conduct and transparency requirements and restrictions on the businesses in which we can operate or invest.
Our revenues and profitability and those of our industry have been and will continue to be impacted by requirements relating to capital, additional loss-absorbing capacity, leverage, minimum liquidity and long-
term funding levels, requirements related to resolution and recovery planning, derivatives clearing and margin rules and levels of regulatory oversight, as well as limitations on which and, if permitted, how certain business activities may be carried out by financial institutions.
We are subject to additional legal and regulatory risk in certain countries where we operate with less developed or predictable legal and regulatory frameworks.
In certain countries in which we operate or where our clients reside, judiciary and dispute resolution systems may be less effective. As a result, in case of a breach of contract, we may have difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we might encounter difficulties in mounting a defence against such allegations. If we become party to legal proceedings in a market with an insufficiently developed judicial system, it could have an adverse effect on our operations and net results.
In addition, as a result of our operations in certain countries, we are subject to risks of possible nationalisation, expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities and/or war, in these markets. In particular, we have wholesale banking activities in both Russia and Ukraine, as well as investments in Russia, some of which are denominated in local currency. Furthermore, the current economic environment in certain countries in which we operate

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 12
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
In its capacity as principal prudential supervisor in the EU, the ECB has extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and to impose monetary and other sanctions. For example, under the
Single Supervisory Mechanism (SSM), the relevant (national) competent authorities, including the ECB, may conduct stress tests and have discretion to impose capital surcharges on financial institutions for risks that are not otherwise recognised in risk-weighted assets or other surcharges depending on the individual situation of the bank, and take or require other measures, such as restrictions on or changes to the Group’s business. Competent authorities may also prohibit the Group from making dividend payments to shareholders or distributions to holders of its regulatory capital instruments if the Group fails to comply with regulatory requirements, in particular with supervisory actions, minimum capital requirements (including buffer requirements) or with liquidity requirements, or if there are shortcomings in its governance and risk management processes. A failure to comply with prudential or conduct regulations could have a material adverse effect on the Group’s business, results and financial condition.
Failure to meet minimum capital and other prudential regulatory requirements as applicable to us from time to time may have a material adverse effect on our business, results and financial condition and on our ability to make payments on certain of our securities.
ING is subject to a variety of regulations that require us to comply with minimum requirements for capital
(own funds) and additional loss-absorbing capacity, as well as for liquidity, and to comply with leverage restrictions. In addition, such capital, liquidity and leverage requirements and their application and interpretation may change. Any changes may require us to maintain more capital or to raise a different type of capital by disqualifying existing capital instruments from continued inclusion in regulatory capital, requiring replacement with new capital instruments that meet the new criteria. Sometimes changes are introduced subject to a transitional period during which the new requirements are being phased in, gradually progressing to a fully phased-in, or fully-loaded, application of the requirements.
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
ING Capital Markets LLC is also registered with the SEC as a security-based swap dealer. Operating as a security-based swap dealer requires compliance with SEC regulatory requirements, which may be burdensome, impose additional compliance costs and could adversely affect the profitability of this business, as well as exposing ING to the risk of non-compliance with these regulations. While most of these
SEC requirements apply to ING Capital Markets LLC, in addition to its CFTC swap dealer requirements, SEC rules have permitted an Alternative Compliance Mechanism that allows for compliance, subject to eligibility requirements, with CFTC capital and margin rules applying to swap dealers in lieu of SEC capital and margin rules applying to security-based swap dealers. ING Capital Markets LLC has elected to use the Alternative
Compliance Mechanism. However, should ING Capital Markets LLC in the future be ineligible for the
Alternative Compliance Mechanism it would be subject to SEC security-based swap dealer rules for margin, capital, and related financial reporting instead of the CFTC swap dealer rules which could be more capital-
intensive.
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
These proposed regulations, if adopted in their current form, could constrain trading activity in security-
based swaps. In addition, there are, or may be in the future, regulatory requirements or limitations related to other categories of equity derivatives, such as options or forwards, that could similarly constrain trading activity in such instruments as well. These various requirements and limitations with respect to equity

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 13
derivatives generally could have a significant impact on the liquidity and utility of these markets, materially impacting ING’s business in this market.
In addition, position limits requirements have been imposed by the CFTC for enumerated listed futures referencing twenty-five physical commodities. In addition, on 1 January 2023, these position limits were extended to certain positions in swaps that are “economically equivalent” to the enumerated futures contracts. The position limits on futures and related swaps could limit ING’s position sizes in these swaps referencing specified physical commodities and similarly limit the ability of counterparties to utilise certain of our products, to the extent that hedging exemptions from the position limits are unavailable. Any of the foregoing factors, and any further regulatory developments with respect to commodities and derivatives, could have a material impact on our business, results and financial condition.
We are subject to several other bank recovery and resolution regimes that include statutory write-down and conversion as well as other powers, which remains subject to significant uncertainties as to scope and impact on us.
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
We are involved in governmental, regulatory, arbitration and legal proceedings and investigations involving claims by and against us which arise in the ordinary course of our businesses, including in connection with our activities as financial services provider, employer, investor and taxpayer. As a financial institution, we are subject to specific laws and regulations governing financial services and/or financial institutions. See
'Risks related to the regulation and supervision of the Group. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities' and 'Our US commodities and derivatives business is subject to CFTC and SEC regulation under the Dodd-Frank Act' above. Financial reporting irregularities involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several processes, notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny of ‘know your customer’ anti-money laundering regulations, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the banking industry, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory, tax and compliance requirements could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers and employees and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable. With respect to sanctions, Russia’s invasion of Ukraine has fundamentally changed the global political landscape, resulting in a world-wide response, whereby new and significant sanctions packages were imposed against Russia and Belarus during 2022 and 2023. During 2023, there have been several noteworthy developments highlighting the increasing focus of the EU, US, and other governments on the potential circumvention of sanctions against Russia, and the roles of third countries and companies in facilitating the circumvention or undermining of such sanction’s measures. This has prompted a concerted effort by governments to impose pressure on companies operating in these jurisdictions, and to stop the sanctions measures from being sidestepped by targeted Russian parties. The
EU introduced additional measures combating sanctions circumvention and several locations have come into focus as potential diversion hubs. While various sanctions include grace periods before full compliance is required, there is no guarantee that ING will be able to implement all required procedures within the applicable grace periods. In addition, some claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. Our reserves for litigation liabilities may prove to be inadequate. Claims and allegations, should they become public, need not be well founded, true or successful to have a negative impact on our reputation. In addition, press reports and other public statements that assert some form of wrongdoing could result in inquiries or investigations by regulators, legislators and law enforcement officials, and responding to these inquiries and investigations, regardless of their ultimate outcome, is time consuming and expensive. Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, results, financial condition and/or prospects in any given period.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 14
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
We may be subject to tax investigations under EU, US and local laws if we fail to comply with our obligations
Due to the nature of its business, ING is subject to various provisions of EU, US, and other local tax laws in relation to its customers. These include amongst others the Foreign Account Tax Compliance Act (“FATCA”), which requires ING to provide certain information for the US Internal Revenue Service (IRS), the Qualified
Intermediary (QI) requirements, which require withholding tax on certain US-source payments, and the
Common Reporting Standards (CRS) which requires ING to provide certain information to local tax authorities. Failure to comply with these requirements and regulations could harm our reputation and could subject the Group to enforcement actions, fines and penalties, which could have a material adverse effect on our business, reputation, revenues, results, financial condition and prospects.
ING is exposed to the risk of claims from customers or stakeholders who feel misled or treated unfairly because of advice or information received.
Our products and services, including banking products and advice services for third-party products are exposed to claims from customers who might allege that they have received insufficient advice or misleading information from advisers (both internal and external) as to which products were most appropriate for them, or that the terms and conditions of the products, the nature of the products or the circumstances under which the products were sold, were misrepresented to them. When new financial products are brought to the market, it is ING’s policy to engage in a multidisciplinary product approval process in connection with the development and distribution of such products, including production of appropriate marketing and communication materials. Notwithstanding these processes, customers may make claims against ING if the products do not meet their expectations , either at the purchase/execution of the product and/or through the life of the product. Customer protection regulations, as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices, influence customer expectations
Products distributed through person-to-person sales forces have a higher exposure to such claims as the sales forces may provide face-to-face financial planning and advisory services. Complaints may also arise if customers feel that they have not been treated reasonably or fairly, or that the duty of care has not been complied with. While a considerable amount of time and resources have been invested in reviewing and assessing historical sales practices and products that were sold in the past, and in the maintenance of risk management, legal and compliance procedures to monitor current sales practices, there can be no assurance that all of the issues associated with current and historical sales practices have been or will be identified, nor that any issues already identified will not be more widespread than presently estimated.
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
statements.
Risks related to the Group’s business and operations
ING may be unable to meet internal or external aims or expectations or requirements with respect to ESG-related matters.
Environmental, Social and Governance (ESG) is an area of significant and increased focus for governments and regulators, investors, ING’s customers and employees, and other stakeholders or third parties (e.g., non-
governmental organisations or NGOs). As a result, an increasing number of laws, regulations and legislative actions have been introduced to address climate change, sustainability and other ESG-related matters, including in relation to the financial sector’s operations and strategy. Such recent regulations include the EU
Sustainable Finance Disclosure Regulation (SFDR), EU Taxonomy regulation and EU Green Bond Standards, which broadly focus on disclosure obligations, standardized definitions and classification frameworks for environmentally sustainable activities, and the EU Corporate Sustainability Reporting Directive (CSRD), which requires certain companies, including us, to disclose information on what they see as the risks and

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 15
opportunities arising from social and environmental issues, and on the impact of their activities on people and the environment. Third parties may pursue litigation against ING in connection with ESG-related matters, such as the recently announced potential claims by Friends of the Earth Netherlands
(Milieudefensie) in connection with financing provided by ING to certain companies whose business is reliant on fossil fuels.
These laws, regulations and legislative frameworks may directly and indirectly impact the business environment in which ING operates and may expose ING to significant risks, including amongst others, greenwashing risk and the risk of litigation if governmental standards or community expectations are not met.
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
However, there is no guarantee that ING’s current or future products or services will meet applicable ESG-
related regulatory requirements, customer preferences or investor expectations.
ING’s business and operations are exposed to transition risks related to climate change.
The transition to a low-carbon or net-zero economy gives rise to risks and uncertainties associated with climate change-related laws, regulations and oversight, changing or new technologies, and shifting customer sentiment. For instance, ING may be required to change its lending portfolio to comply with new climate change-related regulations and other ESG-related demands from customers, investors and other stakeholders. As a result, it might be unable and unwilling to lend to certain prospective customers, or lead to the termination of certain existing relationships with certain customers. This could result in claims or legal challenges from such customers against ING. This transition may also adversely impact the business and operations of ING’s customers and other counterparties. Further, there is a risk that changing community standards and market expectations could lead to a reduction in demand and a decline in valuations for certain assets, which may affect the value of collateral we hold or the financial strength of certain of our portfolios. If ING fails to adequately factor in such risks in its lending or other business decisions, ING could be exposed to losses.
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
ING Group Annual Report 2023 on Form 20-F 16
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
For a description of physical risks to our operations and business other than resulting from natural disasters as a result of climate change, see 'Operational and IT risks, such as systems disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results' below.
Operational and IT risks, such as systems disruptions or failures, breaches of security, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results.
Operational and IT risks are inherent to our business. Our clients depend on our ability to process and report a large number of transactions efficiently and accurately. In addition, we routinely transmit, receive and store personal, confidential and proprietary information electronically. Losses can result from inadequately trained or skilled personnel, IT failures (including due to a cyber attack), inadequate or failed internal control processes and systems (including, as the role of Artificial Intelligence in the finance industry and in our business increases, any errors as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized), regulatory breaches, human errors, employee misconduct, including fraud, or from natural disasters or other external events that interrupt normal business operations. Such losses may adversely affect our reputation, business and results.
We depend on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The equipment and software used in our computer systems and networks may not always be capable of processing, storing or transmitting information as expected. Despite our business continuity plans and procedures, certain of our computer systems and networks may have insufficient recovery capabilities in the event of a malfunction or loss of data. We are consistently managing and monitoring our IT risk profile globally. ING is subject to increasing regulatory requirements including EU
General Data Protection Regulation (GDPR) and EU Payment Services Directive (PSD2) and the new Digital
Operational Resilience Act (DORA) which will enter into force in January 2025. Failure to appropriately manage and monitor our IT risk profile could affect our ability to comply with these regulatory requirements, to securely and efficiently serve our clients or to timely, completely or accurately process, store and transmit information, and may adversely impact our reputation, business and results. For further description of the particular risks associated with cybercrime, which is a specific risk to ING as a result of its strategic focus on technology and innovation, see 'We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation' below.
In addition, as finance industry participants are increasingly incorporating Artificial Intelligence into their processes and systems, the risk of data and information leaks is correspondingly increasing.  Our or our customers’ sensitive, proprietary, or confidential information could be leaked, disclosed, or revealed as a result of or in connection with our or our third-party providers’ use of generative or other Artifical
Intelligence technologies. Any such information that we input into a third-party generative or other Artificial
Intelligence or machine learning platform could be revealed to others, including if information is used to train the third party's Artificial Intelligence models. Additionally, where an Artificial Intelligence model ingests personal information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model.
Widespread outbreaks of communicable diseases may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilisation of health benefits offered to our employees, either or both of which could adversely impact our business. Further, as a result of the Covid-19 pandemic, a significant portion of our staff continue to work from home on a full- or part-time basis, which may raise operational risks, including with respect to information security, data protection, availability of key systems and infrastructure integrity. In addition, other events including unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, and our operations may be subject to losses resulting from such disruptions. Losses can result from destruction or impairment of property, financial assets, trading positions, and the loss of key personnel. If our business continuity plans are not able to be implemented, are not effective or do not sufficiently take such events into account, losses may increase further.
We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation.
Like other financial institutions and global companies, we are regularly the target of cyber attacks, which is a specific risk to ING as a result of its strategic focus on technology and innovation. In particular, threats from Distributed Denial of Service (DDoS), targeted attacks (also called Advanced Persistent Threats) and ransomware have intensified worldwide, and attempts to gain unauthorised access and the sophistication of techniques used for such attacks is increasing. Cyber threats are constantly evolving and the techniques used in these attacks change, develop and evolve rapidly, including the use of emerging technologies, such as advanced forms of Artificial Intelligence and quantum computing. The new cyber risks introduced by these changes in technology require us to devote significant attention to identification, assessment and

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 17
analysis of the risks and implementation of corresponding preventative measures. We have faced, and expect to continue to face, an increasing number of cyber attacks (both successful and unsuccessful) as we have further digitalised. This includes the continuing expansion of our mobile- and other internet-based products and services, as well as our usage and reliance on cloud technology.
Cybersecurity, the use and safeguarding of customer data and data privacy have become the subject of increasing legislative and regulatory focus. The EU’s second Payment Services Directive (PSD2), GDPR and
DORA are examples of such regulations. The resilience of financial institutions against ransomware attacks is now subject of the yearly stress test executed by the ECB in 2024. In certain locations where ING is active, there are additional local regulatory requirements and legislation on top of EU regulations that must be followed for business conducted in that jurisdiction. Some of these legislations and regulations may be conflicting due to local regulatory interpretations. We may become subject to new EU and local legislation or regulation concerning cybersecurity, security of customer data in general or the privacy of information we may store or maintain. Compliance with such new legislation or regulation could increase the Group’s compliance cost. Failure to comply with new and existing legislation or regulation could harm our reputation and could subject the Group to enforcement actions, fines and penalties.
ING may be exposed to the risks of misappropriation, unauthorised access, computer viruses or other malicious code, cyber attacks and other external attacks or internal breaches for purposes of misappropriating assets or sensitive information, corrupting data, or impairing operational performance, each of which could have a security impact. These events could also jeopardise our confidential information or that of our clients or our counterparties. These events can potentially result in financial loss and harm to our reputation, hinder our operational effectiveness, result in regulatory censure, compensation costs or fines resulting from regulatory investigations and could have a material adverse effect on our business, reputation, revenues, results, financial condition and prospects. Even when we are successful in defending against cyber attacks, such defence may consume significant resources or impose significant additional costs on ING.
Although the Covid-19 pandemic has now largely subsided, there has been an increase in the digital behaviour of our customers leading to reduced traffic in branches. Over 95 percent of our customers now interact with us via digital channels only. This increased reliance on digital banking and remote working may increase the risk of cybersecurity breaches, loss of personal data and related reputational risk. If any of these risks were to materialise that may adversely affect our business, results and financial condition.
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
Customer loyalty and retention can be influenced by several factors, including brand recognition, reputation, relative service levels, the prices and attributes of products and services, scope of distribution, credit ratings and actions taken by existing or new competitors (including non-bank or financial technology competitors). A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western Europe and Australia. In recent years, however, competition in emerging markets, such as
Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and proceeded to form alliances, mergers or strategic relationships with some of our competitors. The Netherlands is our largest market. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank and
Rabobank.
Competition could also increase due to new entrants (including non-bank and financial technology competitors) in the markets that may have new operating models that are not burdened by potentially costly legacy operations and that are subject to reduced regulation. New entrants may rely on new technologies, advanced data and analytic tools, lower cost to serve, less extensive oversight from regulators compared to the frameworks established in respect of traditional banks and/or faster processes to challenge traditional banks. Developments in technology have also accelerated the use of new business models, and
ING may not be successful in adapting to this pace of change or may incur significant costs in adapting its business and operations to meet such changes. For example, new business models have been observed in retail payments, consumer and commercial lending (such as peer-to-peer lending), foreign exchange and low-cost investment advisory services. In particular, the emergence of disintermediation in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede our ability to grow or retain our market share and impact our revenues and profitability.
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
ING Group Annual Report 2023 on Form 20-F 18
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
In the conduct of our business, we rely on a combination of contractual rights with third parties and copyright, trademark, trade name, patent and trade secret laws to establish and protect our intellectual property, which we develop in connection with our products and services. Third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, trade names, patents, trade secrets and know-how or to determine their scope, validity or enforceability. In that event, we may be required to incur significant costs, and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could have an adverse effect on our core business and our ability to compete, including through the monetisation of our internal innovations.
We may also be subject to claims made by third parties for (i) patent, trademark or copyright infringement,
(ii) breach of copyright, trademark or licence usage rights, or (iii) misappropriation of trade secrets. Any such claims and any resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right
(including where we or a third party have used generative Artificial Intelligence outputs based on data for which the generative model may not have had consent), we could in some circumstances be enjoined from providing certain products or services to our customers or from utilising and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licences. Alternatively, we could be required to enter into costly licensing arrangements with third parties or to implement a costly workaround. Any of these scenarios could have a material adverse effect on our business and results and could restrict our ability to pursue future business opportunities.
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
We routinely execute a high volume of transactions, such as unsecured debt instruments, derivative transactions and equity investments with counterparties and customers in the financial services industry, including brokers and dealers, commercial and investment banks, mutual and hedge funds, insurance companies, institutional clients, futures clearing merchants, swap dealers, and other institutions, resulting in large periodic settlement amounts, which may result in us having significant credit exposure to one or more of such counterparties or customers. As a result, we could face concentration risk with respect to liabilities or amounts we expect to collect from specific counterparties and customers. We are exposed to increased counterparty risk as a result of recent financial institution failures and weakness and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. As a result of the Russian invasion of Ukraine and related international response measures, including sanctions and capital controls, we may be exposed to increased risk of default of counterparties located in Russia and Ukraine, counterparties of which the ultimate parent is located in Russia or may be considered effectively controlled or influenced through Russian involvement, and other counterparties in sectors affected by the response measures. Also, liquidity or currency controls enforced by the Russian central bank may impact Russian companies’ ability to pay. In addition, we have counterparty exposure to
Russian entities in connection with foreign exchange derivatives for future receipt of foreign currencies against Russian rouble (RUB). Remaining at risk for ING at year-end 2023 is €0.4 billion local equity and €1.3 billion credit exposures booked outside of Russia, and €0.6 billion with clients in Ukraine. A default by, or even concerns about the creditworthiness of, one or more of these counterparties or customers or other financial services institutions could therefore have an adverse effect on our results or liquidity.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 19
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
ING Group Annual Report 2023 on Form 20-F 20
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
Assumptions based on past client behaviour may not always be a reliable indicator of future behaviour. The realisation or use of different assumptions to determine client behaviour could have a material adverse effect on the calculated risk figures and, ultimately, our future results or reputation. Furthermore, we may be subject to risks related to changes in the laws and regulations governing the risk management practices of financial institutions. For further information, see 'Risks related to the regulation and supervision of the
Group – Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities' above.
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
Our hedging strategy additionally relies on the assumption that hedging counterparties remain able and willing to provide the hedges required by our strategy. Increased regulation, market shocks, worsening market conditions, and/or other factors that affect or are perceived to affect the financial condition, liquidity and creditworthiness of ING may reduce the ability and/or willingness of such counterparties to engage in hedging contracts with us and/or other parties, affecting our overall ability to hedge our risks and adversely affecting our business, results and financial condition.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 21
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
The availability of additional financing will depend on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Also see under the heading 'Ratings are important to our business for a number of reasons, and a downgrade or a potential downgrade in our credit ratings could have an adverse impact on our results and net results'. Similarly, our access to funds may be limited if regulatory authorities or rating agencies take negative actions against us.
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
ING Group Annual Report 2023 on Form 20-F 22
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
ING Group Annual Report 2023 on Form 20-F 23
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
ING Group Annual Report 2023 on Form 20-F 24
Item 4.Information on the Company
A.History and development of the company
General
ING Groep N.V. was established as a Naamloze Vennootschap (a Dutch public limited liability company) on
March 4, 1991. ING Groep N.V. is incorporated under the laws of the Netherlands.
The corporate site of ING, www.ing.com, provides news, investor relations and general information about the company.
ING is required to file certain documents and information with the United States Securities and Exchange
Commission (SEC). These filings relate primarily to periodic reporting requirements applicable to issuers of securities, as well as to beneficial ownership reporting requirements as a holder of securities. The most common filings we submit to the SEC are Forms 6-K and 20-F (periodic reporting requirements). The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. ING’s electronic filings are available on the SEC’s internet site under CIK ID 0001039765 (ING Groep NV).
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
Changes in the composition of the Group
For information on changes in the composition of the Group, reference is made to Note 43 'Consolidated companies and businesses acquired and divested'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 25
B.Business Overview
ING’s purpose is empowering people to stay a step ahead in life and in business. Our strategy – making the difference for people and the planet – is built around this purpose.
In a world that is constantly changing, we aim to be digital and sustainability pioneers, skilled at adapting to the trends impacting our business. Our two overarching priorities are providing customers with a superior customer experience (CX) and aiming to put sustainability at the heart of what we do. These priorities are supported by four ’enablers’: providing seamless digital services, using our scalable technology and operations, staying safe and secure, and unlocking our people’s full potential.
Providing customers with a superior experience
As an organisation, we need to be customer focused – after all, customers are who we’re here for, our reason for being. We want to provide them with the products and services they need: executing payments and other transactions, keeping and managing their money and savings and extending loans and making investments. Our aim is to do all that with an experience that is easy, instant, personal and relevant. We realise that different types of customers have different needs. We can make a difference by helping them to plan for the future and make informed financial decisions, and by providing suitable financial products and customised advice. Read more on how we cater to our customers’ needs, private individuals, small businesses and large corporates in 'Superior customer experience'.
Putting sustainability at the heart of what we do
We have a role in society to define new ways of doing business that align with economic changes, growth and social impact. Climate change is one of the world’s biggest challenges, threatening societies as we know them today. We’re determined to be a banking leader in building a sustainable future for customers, society and the environment. We want to lead by example by striving for net zero in our own operations. We also want to play our part in the low-carbon transformation that’s necessary to achieve a sustainable future, aiming to steer our financing towards meeting global climate goals and working with clients to achieve their own sustainability goals. Read more on our sustainability efforts in the 'ESG overview'.
Our enablers
Providing seamless digital services
We know that we can serve our customers better if we use robust, ‘always-on’ channels, providing data-
enabled personalised experiences and end-to-end digitalising processes, with human intervention only where needed or desired.
Using scalable technology and operations
A technology and operations foundation that is modular and scalable brings many benefits, including support for providing a superior customer experience, increased safety, speeding up time-to-volume, shortening time-to-market, and lowering cost-to-serve.
Staying safe and secure
For a bank, trust is the starting point, the most basic requirement for all stakeholders. People trust us with their money and with their data, and keeping that safe is crucial. As a gatekeeper to the financial system, we play an important role in the collective fight against fraud, cybercrime, and financial and economic crimes.
Unlocking our people’s full potential
People are our greatest asset. We seek to attract, develop and retain the best people, and our sustained success is founded on their continued commitment. What will unlock their full potential is our inclusive
Orange culture where everyone has the opportunity to develop and have impact for our customers and society. In 2023, we focused on three pillars to deliver for our people: ‘talent & leadership’, ‘culture &
organisation’ and ‘Employee Experience’. Read more about how we unlock our people’s full potential in
'Social'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 26
Superior customer experience
We want to provide customers with an experience that is easy, instant, personal and relevant. What this looks like depends on the type of customer. For private individuals and small businesses, our emphasis is predominantly on mobile banking, while for mid-corporate and
Wholesale Banking clients it’s all about personal relationships and sector and network expertise.
What we strive for
In response to changing expectations in today’s always-on digital society, ING wants to offer customers an experience that is easy, instant, personal and relevant.
Easy is about taking the complexity out of banking, making it intuitive, transparent and understandable so customers feel confident. For example, we aim to clearly price products and services, avoid complicated jargon and always be accessible.
Instant is about customers having solutions at their fingertips that put them in the driver’s seat of their finances and make them feel in control by allowing them, for instance, to switch seamlessly between self-
service banking on the app and personal advice in a branch. Different groups of customers have different requirements. For private individuals and some Business Banking clients (i.e. the self-employed and small and medium-sized enterprises), the emphasis is on mobile, for both products and services.
Personal is about recognising customers as individuals and getting to know their needs, goals and challenges so they feel valued. For example, to tailor messaging to their specific situation.
Relevant is about bringing value to customers, anticipating their needs, and proactively providing the right insights, advice and solutions at the right time, making them feel empowered. For example, by guiding them on important financial decisions, such as re-financing a mortgage in an environment of rapidly increasing interest rates.
For Business Banking mid-corporates and Wholesale Banking clients, the emphasis remains on deepening client relationships, offering deep sector knowledge and networking expertise, tailored products and advice, supported by seamless digital delivery and services.
Retail Banking – Private Individuals
For customers using Retail Banking products and services, ING intends to provide a seamless digital, mobile-
led experience that’s easy, instant, personal and relevant. We want to engage with our customers on mobile at every stage of their journey and give them personalised products and services based on relevant, data-
driven insights. Seamless end-to-end digital delivery of customer services is an enabler for a superior customer experience to earn, and keep, the primary relationship.
Earning ‘primary relationships’ with customers is an important driver for profitable growth. It leads to deeper relationships, greater customer satisfaction, and ultimately customers choosing us for more of their banking needs. We want to be our customers’ first partner for their financial business. In Retail Banking, primary customers have at least two active ING products. One of these should be a current account into which they deposit regular income. In 2023, the number of primary customers increased by 750,000 over the course of a year to 15.3 million. Particularly strong growth was achieved in Germany (+252,000), Spain (+129,000), and the Netherlands (+99,000).
A seamless digital, mobile-led experience
Reflecting customer demand, we are continuously improving our mobile capabilities. In 2023, over 62 percent of customers used mobile banking only (mobile device login through the app or mobile device login through the website), compared to 58 percent in 2022. High adoption of mobile banking is especially visible in Türkiye (90 percent), Romania (84 percent), the Netherlands (69 percent), and Spain (66 percent).
In the Netherlands, Australia, Germany, and Spain, over 60 percent of new customers are now fully digitally onboarded, due to continuous improvements in the mobile onboarding flow. Those improvements aim to make digital onboarding available to as many new customers as possible. Similar efforts are underway in other Retail countries.
More customers are using remote video advice and digital self-service channels. We can connect with customers across multiple channels through ING’s cloud-based customer interaction platform for phone, chat and video contacts. Our global customer interaction platform is used across seven Retail countries and in Wholesale Banking to harmonise the experience and ensure customers receive the same services everywhere. This year, we continued to expand the platform’s footprint, rolling out voice functionality in
Germany and Romania, and chat/chatbot capabilities in Italy. In total, the platform facilitated more than
100,000 video meetings and over 1.8 million authenticated chat conversations in 2023.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 27
Daily banking and savings products
Everyday Roundup is a digital functionality that aims to make saving simpler, and it is now used by more than 1.5 million customers in seven countries (Poland, Australia, Germany, Romania, Türkiye, Spain and, since the fourth quarter of 2023, the Netherlands). It works by rounding up every transaction on a customer’s current account and automatically transferring the difference to their savings account. In Spain, we also connected Everyday Roundup to investment products to help customers who want to start investing, little by little.
In March, ING in Australia introduced Everyday Roundup to Charity, becoming the first Australian bank to launch a charitable round-up feature. This enables customers to round up eligible everyday card transactions to the nearest dollar or five dollars and donate the difference to a charity.
ING in Germany expanded its current account to include a sustainable option. Customers of the so-called
‘Future current account’ pay one additional euro per month, and can choose between various social and ecological projects that are selected in partnership with the social impact company share®. These projects are supported by the amount equal to the monthly payment made by the customer. Additionally, a sustainable use of deposits is earmarked to sustainability criteria defined by ING Germany. These take the
UN principles for responsible banking into account and are aligned with the EU taxonomy. By the end of
2023, 21,000 ‘Future current accounts’ were opened, resulting in more than €90 million in sustainable deposits that are matched with sustainable loans and investments.
Dealwise, a smart shopping platform available in the app in Romania, Germany and Belgium, offers personalised deals, supporting customers to save on their daily spending.
Mortgage products
In Belgium, we launched the HomeHub functionality – a new online journey that takes the customer through the mortgage application process in just four steps, including a conditional approval. A customer can now simulate this process using the Quick & Easy Simulator, as well as make an appointment using the recently launched Call me back flow. Customers can get an overview of required documents and check the status of their application via the HomeHub.
In the Netherlands, orientating customers who have made an appointment via mobile app or web can now digitally prepare for their appointment by uploading documents based on a personalised document list.
In Belgium and Romania, digitalising partial repayments simplified this process for customers, enabling them to make changes online to reduce a monthly charge and/or reduce the duration of a loan. This gives our clients more control of their financing without hassle. In Belgium, these digitalisation efforts led to over
98 percent of early repayment requests being processed automatically or with minimal manual effort (only one simple check by the employee). In Romania, customers who visit an ING office monthly to make an early repayment with loan duration reduction can now make the same changes online.
ING in Poland introduced a fully digital process for customers that apply for a change to their mortgage agreement. In the second half of 2023, almost all customers (>99 percent) conducted the change of the mortgage tenor online. Additionally, since the fourth quarter of 2023, customers in Poland can also change their repayment account and/or repayment date online.
Investment products
ING customers have access to smart digital investment tools to make investing accessible. Leveraging the
Dutch investment platform, entry products Easy Invest and Self Invest are now also available in Belgium.
Easy Invest is the most basic product for clients with no experience of investing independently. It consists of an online risk assessment that helps clients choose the risk level they can tolerate when starting to invest in one of ING’s mutual funds. Self-Invest is ING’s online brokerage platform offering a wide selection of international equities for clients to invest in directly by themselves.
In Germany, our self-execution investment tool is serving more than two million clients. Additionally, our clients in Germany can make use of our robo-adviser, offered in partnership with online wealth manager
Scalable Capital.
Insurance products
ING works together with several insurance partners in various markets to offer our customers compelling insurance products, based on local customer needs. We offer insurance related to bank products as well as a range of standalone non-life insurance policies. We enhanced our insurance proposition in 2023, for example, by launching car insurance in Spain, improving our home, car, health and travel insurance in the
Netherlands, and adding pet insurance to our product offering in Türkiye.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 28
Retail Banking – Private Banking & Wealth Management
Private Banking & Wealth Management offers banking services and personalised wealth management to affluent and (ultra) high-net worth individuals and their entities in the Netherlands, Belgium and
Luxembourg. Through dedicated relationship managers and the support of product specialists and account management, Private Banking aims to give customers access to a diverse range of products and services suited to their needs. This includes tailor-made and standardised investment advice based on comprehensive financial planning. We have been awarded best private bank in the Netherlands by PWM/The
Banker (a Financial Times magazine) and in the MT1000 ranking.
In 2023, the Netherlands introduced investing in private markets, allowing wealthy customers (from €2.5 million in advice/discretionary portfolio management) to invest in, for example, private equity, private credit, and infrastructure. ING works closely with renowned international players in this regard. Private markets’
importance in the economy is increasing worldwide, and adding our services fits in with ING Private
Banking’s ambition to serve customers even better with innovative investment solutions.
In Belgium, we introduced a new concept of family business events. Over 12 events, 600 family business owners were invited to exchange views on the transition of a family business to the next generation. Our customers appreciated these events, combining both the business and private wealth needs.
Retail Banking – Business Banking
The Business Banking segment covers the following three sub-segments:
Self-employed and micro companies: Independent professionals or small companies that employ up to 10 people and have a turnover up to one million euros.
SMEs: Small to medium-sized companies that employ between 10 and 250 people and have a turnover of between one and 10 million euros.
Mid-corporates: Sophisticated larger companies employing more than 250 employees with a turnover of between 10 million and 250 million euros.
Business Banking serves customers in seven markets: the Netherlands, Belgium, Luxembourg, Poland,
Romania, Türkiye and Germany. Our customers are focused on managing and growing their businesses profitably in an ever-changing and increasingly complex environment. Our goal is to support them through relevant, seamless, trusted and personal financial solutions in key moments.
We apply a needs-based customer segmentation approach that differentiates between basic, and more complex and/or specific needs. This enables customers to ’self-serve’ using our strong digital foundation but also access remote and face-to-face advice, when needed.
We are therefore advancing our digitalisation roadmap to create a seamless customer experience by digitalising key customer journeys: from onboarding to customer in life, and from lending solutions to daily banking and payments. We have placed emphasis on critical customer journeys, including digital onboarding in the Netherlands, Belgium, Poland, and Türkiye. Furthermore, we offer instant and fast-track lending solutions in the Netherlands, Belgium, Poland, Romania, and Türkiye to cater to our customers’
lending requirements. These solutions have significantly enhanced our end-to-end digital rates for lead-to-
cash and customer-acquisition journeys.
For more complex and specific needs, especially for bigger SMEs and mid-corporates, we offer customised relationship banking. This not only covers tailored solutions and advice, but also sector expertise and access to ING’s international network.
Customer Experience (CX) day
As part of ING’s focus on continuous improvement of the customer journey, we hold an annual customer experience (CX) day. On 28 September, ING held its fourth global CX day where over 8,000 colleagues from across the bank, together with customers, put their collective minds together to come up with tangible ideas to delight our customers and make their experiences easy, instant, personal and relevant. The event attracted employees from Retail Banking, Wholesale Banking, ING Hubs, and support functions all around the world. Together, they identified over 400 improvements to delight our customers, some of which were created and tested on the day.
Measuring NPS
One of the ways we measure our ability to deliver a superior customer experience is through the Net
Promoter Score (NPS). The NPS indicates whether customers would recommend ING to others. We compare our NPS to selected peers in each market.
Our ambition is to achieve a number one NPS ranking in all 10 of our Retail markets. In 2023, ING ranked number one in five of our 10 Retail markets: Australia, Poland, Germany, Romania and Spain. ING ranks in the top three in another four markets: the Netherlands, Luxembourg, Italy and Belgium (all ranked third). In
Australia, Belgium and Italy, ING’s NPS improved versus last year, while Germany, Romania and Spain maintained their strong NPS.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 29
We ran a separate NPS programme in 32 Wholesale Banking markets throughout 2023, to ensure a broad coverage of our client base. ING’s relationship NPS score rose to an all-time high of 72 (on a scale of -100 to
+100), compared to last year’s score of 67. All regions showed an increase in NPS and response rate, with the latter rising from 71 percent to 76 percent overall. The number of detractors decreased from 54 to 33.
The NPS result aids our efforts to continuously improve our customer service and product offering.
Wholesale Banking
ING’s ambition is to provide corporate clients and financial institutions with the financial solutions they need across their value chains. Underpinning our work is the ‘ING difference’, three major characteristics that offer value to clients:
1.Our global reach, with local experts: no matter where clients are, our network of experts offers them a seamless local experience with a global view.
2.We’re sector experts: clients trust us to provide tailored solutions to meet their needs.
3.We’re sustainability pioneers: we’re not just leaders in sustainable finance; we work hand-in-hand with clients to address some of the most pressing issues in the world today.
ING’s Wholesale Banking business line network covers three regions: EMEA, APAC and the Americas. To bring our local experts closer to clients, we focused on hiring more talent for client-facing teams in 2023 – such as for our trade and commodity finance team in Switzerland, our sustainable finance team in Asia, and our investment banking team in the Netherlands.
Wholesale Banking clients benefit from our deep sector knowledge of over seven sectors and 29 sub-sectors, including: commodities, food and agriculture; corporate sector coverage; energy; infrastructure and real estate; financial institutions; technology, media, telecom and healthcare; transport and logistics. Together with our target sector research capabilities and our client segmentation model, we aim to help clients navigate the highs and lows of economic cycles, providing them with relevant advice, data-driven insights and customised, integrated solutions that support their business ambitions.
As a large wholesale bank, with billions of euros flowing through our balance sheet, ING aims to play an important role in accelerating our clients’ transitions to net zero by 2050. In addition to the financial support and incentives we provide, we help and advise clients by putting our sector expertise, international network, climate-action experience and other sustainability-related insights to work for them. This includes our Terra approach, which uses science-based and sector-agreed pathways for getting our in-scope sector portfolios in sync with reaching net zero by 2050, and guides us in making business decisions that aim to accelerate the transition. To better assess the climate performance of our clients and use these insights to identify risks and opportunities for supporting them in their transitions, we have developed a bespoke ‘client transition plan’ tool. This online platform is where we have started to centrally collect, assess and monitor the publicly disclosed climate transition plans of each client. For more information on Terra and the client transition tool, see ‘Environment’.
Our support comes in the form of financing too. In 2023, we saw €115 billion of volume mobilised and closed
792 sustainability transactions. One example is the green loan provided by ING as sole bank for the implementation of RetuRO Sistem Garantie Returnare, an important circular-economy project in Romania.
The loan will finance the set-up of regional centres, which will aim to collect, sort and prepare more than six billion returned plastic, glass and metal beverage packages for recycling each year.
In 2023, ING won the Euromoney Award for Best Bank for ESG in Germany, as well as five awards at the
Global Finance Magazine Sustainable Finance Awards. These included the global award for Outstanding
Leadership in Sustainable Bonds for the third year running, three regional awards in Western Europe for
Outstanding Leadership in Sustainable Finance, Sustainable Bonds and ESG-related Loans respectively, and a country award for Best Bank for Sustainable Finance in the Netherlands. Our client segmentation model aligns our strengths with client needs and plays an important role in deepening relationships. ING’s way of working allows us to respond rapidly to our clients’ changing needs, and to close the gap between local and global specialists, making an impact in our markets.
Strengthening our foundations
As part of our efforts to strengthen our product foundations, we continued to develop our proprietary platform, InsideBusiness, in 2023. This included setting up alerts for payments, improving user verification to comply with local anti-money laundering regulation, and making it easier to download lending notices, among other updates. Additionally, we rolled out real-time instant payments in the Netherlands, Germany,
Italy, Luxembourg and Portugal, and digitalised the account-opening journey in the Netherlands, Germany and Belgium.
To further streamline and simplify the infrastructure in our Financial Markets business, we continued to enhance our digital ecosystem in 2023, from introducing new process automation, APIs and algorithms across sales and e-trading to providing better pricing, greater stability, and more insights.
Following the creation of our dedicated Payment & Settlements Services (PSS) organisation in 2022, we continued to implement strategic change within Transaction Services in 2023 by laying the groundwork for a new structure that took effect on 1 January 2024. This includes a separation of commercial product management activities from delivery activities, enabling us to evolve our product offering to deliver competitive and seamless digital solutions for clients at pace, amid a rapidly changing macroeconomic environment.
We established Capital Markets & Advisory (CMA) in 2023 as the single centre of excellence for our advisory business and related financing globally across Wholesale Banking. We want to be the strategic partner for

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 30
our clients in transformational moments in the boardroom and also accelerate our capital velocity deliverables. Under CMA, we’re upgrading and refocusing our commercial engine, including selective senior hires, to ensure we have the right capabilities to support our clients throughout their lifecycle.
Finding new ways to help customers stay a step ahead
ING is proud of its innovative culture and considers this an important contributor to a superior customer experience. To keep surprising customers in a fast-moving competitive environment, we need to keep finding fresh ways to translate emerging trends and technologies into new business opportunities.
Therefore we also experiment with new and emerging technology (e.g. digital assets, generative AI), translating it into bite-sized use cases, with central oversight.
For incremental-type innovations that support our strategic priorities of CX and sustainability, such as digitalising processes, we believe this is best done within individual business lines (Retail, Business Banking, and Wholesale Banking) where we are closer to the customer.
Blacksmith was established in 2017, as part of ING Labs Singapore, and offers a single platform to digitalise and automatically apply policy requirements to KYC processes. It also delivers standardised and actionable customer due diligence (CDD) files. In 2023, Blacksmith reduced ING’s time spent on desk research as part of the CDD process by 48 percent. This removed a lot of the manual work for analysts, who must typically collect data and analyse how its attributes are risk rated according to ING policies. Blacksmith also onboarded Skandinaviska Enskilda Banken (SEB) to digitalise the KYC processes for financial institutions.
Also in 2023, ING sold Invisible Tickets, a next-gen ticketing and payment solution that allows commuters to pay for the cost of travel using their mobile phone, to Tata Consultancy Services (TCS), which is part of
India’s largest multinational group. TCS will be taking the Invisible Tickets solution to the next level by introducing it to railway and public transport operators around the globe.
XLINQ is an enterprise software development and SaaS platform with a unique technology to generate secure and compliant software automatically from business knowledge captured. ING Labs served as an incubator for XLINQ, which spun out of ING in June 2023. ING retains a warrant to become a minority shareholder and is a client of XLINQ in several ING countries. XLINQ has two big corporate clients in the financial services and energy sectors that use its platform to develop reliable software faster with lower costs.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 31
Sustainability at the heart
ING’s purpose is empowering people to stay a step ahead in life and in business. This also means helping customers and society stay a step ahead of the challenges they’re facing. Climate change is one of the world’s greatest challenges. Also, people may struggle with inequality, poor financial health, or a lack of basic human rights. There’s a growing sense of urgency and rising expectations that governments and businesses must help tackle these challenges.
ING aims to put sustainability at the heart of what we do, defining new ways of doing business that align economic growth with positive environmental and social impact.
Our priorities are as follows:
Climate action: This is our main focus. We want to lead by example by striving for net zero in our own operations. We aim to play our part in the low-carbon transformation that is necessary to achieve a sustainable future, steering the most carbon-intensive parts of our lending portfolio towards reaching net zero by 2050. Read more on ING’s climate action in 'Environment'.
Collaboration: We work with clients to achieve their own sustainability goals, increasing our impact through partnerships and coalition-building. Read more in 'ESG overview'.
Climate-related, environmental and social risk: We manage the most relevant environmental and social risks. We also contribute to positive change by supporting clients that seek continuous improvement in environmental and social practices. Read more in 'Environment'.
Financial health and inclusion: We’re working to advance financial health and inclusion for customers and communities. Read more in 'Social'.
Empowering colleagues: We empower colleagues to contribute to it all, for example by providing them with the right knowledge and training. Read more in 'Social'.
ING’s sustainability efforts have been recognised externally by environmental, social and governance (ESG)
rating agencies and other benchmarks. In 2023, Sustainalytics assessed our management of ESG material risk as ’strong’. Also in 2023, investment research firm MSCI awarded ING an AA ESG rating for the fourth consecutive year.
As society transitions to a low-carbon economy, so do our clients, and so does ING. The low-carbon transition cannot happen overnight. Even though we finance a lot of sustainable activities, we still finance more that's not, which is a reflection of the current global economy and how far the world still needs to go.
Our approach follows data and science, and evolves as the available science evolves. We want to be part of the solution and strongly believe we can make the most impact by engaging with clients, talking to them about their climate goals, and helping finance what they need to reach them.
While we are committed to doing our part, we know that the world’s problems cannot be solved by one sector, much less by one bank. We specifically call on governments and regulators to guide the transition more firmly. They have to help answer the question "What does ’good’ look like?". We believe an inclusive approach is the best way to make a meaningful impact. From climate to human rights and financial health, we seek to increase our impact through partnerships and coalition-building.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 32
How we are making the difference
ING is making the difference by concentrating on two overarching strategic priorities: giving customers a superior experience and putting sustainability at the heart of what we do. To put these into practice, and to make that difference for all customers, we have defined four enablers: providing seamless digital services, using scalable technology and operations, staying safe and secure, and unlocking our people’s full potential.
Providing seamless digital services
In a world where accelerating digitalisation is one of the main global trends impacting banking, customers are spending more and more time online. That’s why we want to make their lives easier by giving them a seamless digital service.
Customers deserve an easy, instant, personal and relevant experience at every touchpoint, from the way we communicate and onboard them to how we provide products and handle customer requests. ING facilitates this by developing, maintaining and enhancing personalised, reliable digital services that aim to be available 24/7.
Developing, maintaining and enhancing these basics gives us the foundation for providing a superior customer experience. By digitalising key customer journeys, we are enabling a superior customer experience at a reduced cost-to-serve, while measuring impact through NPS and cost efficiency. In 2023, our Digi Index Score was 71.2 percent. The Digi Index concerns a figure that reflects the average of straight-
through processing (STP) rates of key customer journeys that are handled without manual intervention.
The previously reported Digi Index Score was based on scores from countries that included global and local processes. Global processes are aligned and consistent throughout countries, while local processes could differ slightly per country. Starting from the first quarter of 2023, the Digi Index has been ’rebaselined’ to enhance consistency and comparability. Currently, only 33 global processes are used as a baseline, and local processes have been eliminated. All STP processing has been updated retrospectively, meaning comparative figures have been adjusted and are based on the 33 global processes. The unadjusted 2022
Digi Index Score amounted to 64.4 percent and, as a result of the rebaselining, the adjusted 2022 score amounts to 66.8 percent. Our previously reported aim of reaching a Digi Index Score of over 75 percent by
2025 has not been adjusted.
Individual customers increasingly only use the mobile channel. For them, our emphasis continues to be on mobile and further improving our mobile capabilities.
In 2023, 77.4 percent of our communication was personalised. We use data analytics and machine learning to personalise digital services for customers. Personalising customer interactions helps customers make more informed financial decisions and supports mobile sales, while also reducing the need for customers to use other channels. Given the importance of data for offering personal and relevant services, data security and privacy protection are crucial.
Data analytics
ING uses advanced data analytics to help achieve both superior customer experience and sustainability priorities, making the difference for customers, colleagues and society.
Handling calls better by further digitalising our contact centre processes plays a significant role in driving a better customer experience. In 2023, ING’s Analytics team implemented speech analytics as a metric tool in the Netherlands and Belgium, providing generated insights into the root causes of contact centre calls, and helping ING to improve its digital journeys in the app and website. In parallel, ING has further promoted virtual assistants. These work to provide more precise answers to address customer FAQs, resulting in active bots in the Netherlands, Belgium, Spain, Poland and Türkiye, handling up to 45 percent of the incoming chat volumes.
For Retail and Business Banking, ING’s Analytics team has developed acceptance and affordability models in the lending process with the goal to improve customers’ digital experience and to ensure we are safe and secure. In the Netherlands, the artificial intelligence-based lending models enabled instant loan decision and granting within a few minutes instead of days, achieving a higher acceptance ratio by three percent while keeping the same risk level. In Germany, the use of transactional data based on customer consent has allowed for the redevelopment of the consumer loan models. This has led to a notable increase in loan production and approval ratings, helping the business to provide services to more eligible customers.
ING has also used analytics to reduce advertisement blindness (where consumers consciously or subconsciously ignore advertisements) to improve relevancy, and enable hyper-personalisation. In 2023, pivotal enhancements to ING’s recommendation engine resulted in highly personalised campaign management and, eventually, higher customer engagement. We’ve updated the underlying model to a deep-learning method, helping us tailor our offerings to better meet customer needs. Meanwhile, real-time processing has been enabled to address customers’ needs instantaneously.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 33
In Wholesale Banking, advanced analytics has helped the front office in their preparations for client interactions, ensuring our colleagues can provide better ideas and ask relevant questions at relevant times.
For example, we use the entity-matching model, which uses a name-matching algorithm to identify our own clients in datasets, even if the data is not perfectly organised. Using just a small amount of information, it helps us better understand how our clients behave within our network.
The Analytics team continued to focus on improving the customer due-diligence (CDD) process for
Wholesale Banking, leading to a clearer process for our clients and eliminating the need to ask related questions in person.
More broadly, the team continued to provide support to protect our customers and the bank against increasingly sophisticated fraud attempts, such as impersonation scams, through AI-based detection models.
Additionally, ING, as a partner of the Kickstart AI foundation in the Netherlands, hosted a hackathon with the foundation in 2023 to boost progress of the Allow More initiative. Based on existing research by the
Dutch government, up to 15 percent of those who are eligible for a financial allowance don’t claim it. Allow
More aims to help individuals identify whether they may be eligible for these allowances. This can encourage more people to use the available help, which could improve the financial situation of many people in the Netherlands. As a result of the hackathon, analysis and model development based on the method generated during the hackathon will be followed across a few banks.
On top of the existing models, ING’s Analytics team continues to improve the customer experience by exploring new technologies. ING recognises the potential of generative AI (GenAI) and we are taking a prudent and responsible approach to doing this in a safe and secure way. To better learn about both the opportunities and risks, we explored opportunities in two areas with a central oversight: Customer contact
(like chatbots and transcript analysis) and software engineering (to write code or fix bugs).
As an example, we piloted LLM (large language models) technologies to improve our chatbot performance and help customers. The first phase of the pilot came to a close in 2023 with promising customer satisfaction and deflection improvements – the rate at which our alternative channels and self-service resources fulfil demand. These experiments have shown there is value in incorporating GenAI into our processes. In 2024, we will expand our GenAI explorations into a few selected areas: KYC, marketing content generation and early warning systems. Application of GenAI technology in these domains has the highest potential to transform our business processes and contribute to our ambition of a superior customer experience.
Scalable technology and operations
Reflecting our role as a digital-first bank and to enable a superior customer experience, ING believes that scalable technology and operations foundations are key requirements. We have therefore made this an integral part of our strategy. Standardisation and automation give us a shorter time to market, quicker time to volume, consistent and higher quality, and improved productivity. Scalable technology and operations also help us attract and retain talent by offering employees the opportunity to not only work with technology but also collaborate across countries and make an impact globally. Scalable technology allows
ING to create specific and local propositions that serve our customers, while leveraging ING’s scale when it comes to engineering, security, and data experts.
Scalable technology
Our scalable technology strategy provides a foundation for the modular components we use to build and operate propositions. It allows ING countries to introduce propositions quickly and easily, while providing the opportunity to add local flavour.
Our scalable technology is divided into three parts: ING’s private cloud infrastructure (IPC), our engineering pipeline (OnePipeline), and our banking technology platform, with its extendable and reusable services and components. Given the flexibility and scalability of public cloud technology in general, ING has chosen a hybrid cloud strategy, i.e., using public cloud providers in addition to IPC. Cloud computing is an important component for scaling our digital capabilities. IPC is where we store and manage applications and data such as channel applications, core banking systems and other banking applications. We measure IPC adoption by the percentage of physical cores – also known as processing cores or CPU cores – in IPC compared to the total number of physical cores in ING data centres globally. By the end of 2023, 63 percent of all physical cores in ING were on IPC (2022: 52 percent). By the end of 2025, we expect that figure to have risen to at least 70 percent.
OnePipeline, our continuous integration and delivery pipeline, provides engineers with a consistent and secure global capability to develop, test and deploy software. OnePipeline’s key features are being compliant, secure and reliable. In addition, the platform allows for simple ways of collaboration between multiple teams. We invest heavily in infrastructure, test and risk automation. At the end of 2023, 62.9 percent of applications were onboarded to this pipeline (2022: 48 percent). We measure the pipeline’s adoption by the number of applications onboarded to the pipeline (used to develop and deploy to production), compared to the total number of applications registered in our IT management platform across all ING entities. Our ambition is to have 90 percent of applications on OnePipeline by 2025.
Touchpoint is part of our banking technology platform. Touchpoint provides a set of reusable shared services, freeing up capacity for engineers to create more value for customers and employees. By using

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 34
these shared platform services like an authentication service or Engagement suite, engineers can realise business solutions like Instant Payments and Open Banking quicker and easier. We measure the Touchpoint-
enabled customer online traffic using the Touchpoint authentication, represented by the number of
Touchpoint-enabled unique customer authentications against the total ING number of unique customer authentications. At the end of 2023, approximately 64 percent of customer logins used Touchpoint (2022:
approximately 60 percent). By 2025, we expect that figure to increase to 84 percent.
Digital access
In a digital society, customers expect to have round-the-clock access to digital channels, including their banking services. To live up to their expectations, we strive to provide uninterrupted access to our banking services, while allowing for scheduled maintenance and downtime. In Retail Banking in 2023, our digital channel availability for the Netherlands and Belgium was 99.56 percent.
ING’s Chief Technology Office has been diligently working on the identification and analysis of the root causes of major incidents experienced in 2023. Based on the outcome, we took measures to strengthen our reliability. For example, we started a reliability programme across the Tech organisation, including an extensive training for all Tech employees, with the aim of strengthening the overall resilience of our channels.
For Wholesale Banking clients worldwide, the availability for our Inside Business payments channel and for our Inside Business Connect channel (file transfer) was 100 percent. These figures are based on outputs of availability monitoring processes, which are run with a high frequency per hour.
Payment & Settlement Services
The Payment & Settlement Services organisation (PSS), part of the CTO (Chief Technology Office), covers the full scope of payment and settlement services for Retail and Wholesale Banking.
Our scalable tech and ops provide PSS with high-quality and efficient payment, settlement, and open-
banking services, leveraging our scalable payment and settlement solutions. As of 2023, PSS processed well over four billion transactions through our central payment engines.
We aim to further consolidate most of our payment services on this platform, improving quality and reducing price per transaction.
Scalable operations
Our scalable operations are driven by digitalisation and capability hubs, focusing on becoming fully STP, leveraging expertise and using scale, and sharing productive, quality services across the ING network.
Capability hubs provide shared services and solutions across ING worldwide. The hubs are mainly located in the Netherlands, Poland, Romania, Slovakia and the Philippines. In 2023, 34 percent of operations were carried out with the support of these hubs, compared to 32 percent in 2022. Our aim for 2025 is to have the hubs carry out at least 50 percent of the operational work.
By digitalising client contacts, accelerating remote advice, and increasing the use of chatbots, we reduced inbound contacts to contact centres by 18 percent in 2023 (versus 2021). We aim for 30 percent less in 2025
(versus 2021). Similarly, by automating and centralising our know-your-customer (KYC) activities this year, we reached 58 percent of KYC workforce in our hubs and expect to increase that to 60 percent by 2025 through more consolidation, automation and straight-through processing.
Staying safe and secure
Trust is the starting point, the most basic requirement, for all stakeholders. That’s especially true for a digital-first bank like ING. People trust us with their money and their data. Keeping these safe, and maintaining this trust, is crucial. See also ‘Risk management’.
Risk appetite framework
The risk appetite framework (RAF) combines various financial and non-financial risk appetite statements
(RAS) into a single, coordinated approach, to provide the business with a clear overview of the relevant risks and the tools to manage them. These tools include the boundaries and instruments set for each risk type that help to manage the risk appetite. This view allows the EB, the MBB, and senior management to pursue
ING’s business strategy in a safe, secure and compliant way while meeting regulatory requirements at all times. See also ‘Risk management’.
Anti-money laundering and KYC
Knowing who we do business with helps to protect our clients, ING and the financial system against financial economic crimes. As part of our continuing anti-money laundering (AML) efforts, we screen customers, carry out due-diligence checks, and monitor transactions for unusual or suspicious activities. In 2023, we strengthened our KYC by enhancing our global way of working. Read more about KYC and AML in
’Compliance risk’ in ’Risk management’.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 35
Cyberthreat landscape
Cybercrime remains a continuous threat to companies and to financial institutions in particular.
Ransomware is one of the prime threats, with phishing the most common way that attackers gain access to a company’s system or network. Phishing is also used to plant information-stealing malware or for drive-by download attacks – the unintentional download of malicious code to users’ computers or mobile phones.
Other high-ranking threats are attacks against availability, or Distributed Denial of Service (DDoS) attacks, used against the financial sector and digital services operators for reputational damage and/or extortion.
Different types of cyberthreats are not only relevant for the financial industry, but are increasingly hitting their supply chains. ING continues to invest in cybersecurity capabilities in all domains (prevention, detection, response and recovery). See also Non-financial risk’.
Cybersecurity incidents
No cybersecurity incidents with criminal intent were identified on ING IT infrastructure in 2023 that met the
ECB cyber-incident reporting thresholds.
However, in June 2023, a third-party bank account switching service suffered a breach that affected ING customers in Germany. This involved a customer data leak for private customers who, when opening a current account with ING, used the German legal account change assistance (Gesetzliche
Kontowechselhilfe). German banks are legally obliged to support private customers in moving their account from the old to the new bank in this defined generic process. ING in Germany informed authorities and affected customers about the incident and provided safety instructions and contact options to further protect personal information.
Preventative measures
Being cybercrime-resilient is a high priority. We continuously test our IT and IT organisational resilience, and perform crisis management and red-team exercises to improve our response to DDoS and targeted attacks.
Cybersecurity risks from suppliers are monitored and mitigation is initiated where needed. ING maintains a strong global cybercrime alliance within the financial industry and government institutions to monitor trends.
ING recognises the value of an effective regulatory framework and is in favour of cybersecurity requirements being responsive to actual cyberthreats. The adoption of threat-led penetration testing in the
EU’s Digital Operational Resilience Act, which also ensures continuity of business, is a good example. Testing critical systems on real-life threats helps entities to gain insights. Our staff awareness and training programme is regularly updated with the latest cybercrime trends and prevention measures.
We have a responsible disclosure procedure for security researchers that may find issues in our business applications or infrastructure. See also ‘Non-financial risk’.
Identity and access management (IAM)
Identity and access management (IAM) is an important element in our control framework to prevent and mitigate the risk of unauthorised access to IT systems and the data processed and stored therein. ING has
IAM global processes and controls in place which are periodically reviewed and tested. See also ‘Non-
financial risk’.
Fraud landscape
Types of fraud are also evolving. As the digital world continuously changes, fraudsters have become more international and their modus operandi more complex. Customers are being deceived in increasingly sophisticated ways. Online fraud has become a societal problem and in several countries, banks have collaborated with governments, law-enforcement entities, and other sectors to find innovative ways to prevent and detect fraud. ING continues to play an important role in preventing and detecting fraud in the digital world and wants to minimise the impact of fraud losses and the number of fraud victims.
We recognise this transformation in the fraud landscape with developments high on our agenda. We have improved our ability to monitor and react to fraud incidents and to adapt quickly to new fraud methods. By using innovative technology, data analytics and IT solutions, we’re better able to identify suspicious activities. We are increasingly collaborating with peers and other relevant sectors, such as telecommunications companies.
In 2023, the Fraud organisation was made part of the Global KYC organisation. Joining the two allows us to draw on combined knowledge and experience, which can help keep ING and our customers safe and secure.
Read more in ’Risk management’.
Data privacy, protection and ethics
In its capacity as a global financial institution, ING processes personal data belonging to our customers, employees, suppliers and business partners. They trust us with confidential and personal information, so it’s important that we maintain that trust and keep this data safe from loss or misuse. This is part of our commitment to ensure safe and transparent banking practices, including in how we manage personal data in an environment that’s increasingly open and interconnected. ING is bound by European and local data-
protection laws, which can differ from country to country. For more information on how ING has globally implemented its personal data protection measures, see ’Compliance risk’.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 36
As ethical standards evolve over time, we closely monitor regulatory compliance and potential new requirements to gain an ’outside-in’ view on data ethics. This includes legislation for new trends, like artificial intelligence.
Everything we do is guided by ING’s Orange Code, which describes the values and behaviours that underpin our way of working, and which puts integrity above all. Building on the Orange Code is ING’s Global Code of
Conduct. Its 10 core principles provide more detail on our main values. These help to give greater balance to
ING’s decision-making, as we weigh up different relevant factors. We’ve developed supporting methodologies for this purpose, like Orange Code decision-making, which allow us to arrive at decisions that are considerate and well informed. As such, ethics routinely plays a significant role in all our decision-
making. Read more in ’Governance’.
To provide further protection, we actively encourage employees to speak up when they are confronted with unethical or illegal behaviour. Through a variety of reporting channels, like managers, persons of trust, or
ING whistleblower reporting officers, concerns can be reported. ING also has external whistleblower channels. We take great care to protect the identity of those who report concerns, which they can do anonymously, as well the confidentiality of their reports to protect them against potential retaliation. We believe that trust, integrity and ethical behaviour are at the core of any reliable business. They go hand-in-
hand with satisfied customers. Read more in ’Compliance risk’.
Unlocking our people’s full potential
‘Unlocking our people’s full potential’ is a key enabler of our strategy. We are making the difference through the skills, expertise and actions of our 60,000+ people worldwide. We attract, develop and retain the people and skills we need at all levels by offering the opportunity to make a global impact and to belong to a friendly, collaborative and inclusive company. Fostering such an environment is made possible through our
Orange Culture, built on the values of honesty, prudence and responsibility. These values are aligned to the
Orange Behaviours our people exhibit: ‘you take it on and make it happen’, ‘you help others to be successful’, and ‘you are always a step ahead’. We see the effect of this throughout our business, but in particular in our levels of retention and in our Organisational Health Index (OHI), which is part of our continuous-listening approach.
We use the OHI to get an ongoing sense of how our people feel and we make sure to act on their feedback.
We held two pulse OHI surveys in 2023. In May, we had more than 46,000 employees participating, and all our priorities saw improvements globally, particularly strategic clarity. The second pulse took place in
October. We received feedback from 77 percent of employees, making this our highest-ever response rate.
We sustained the gains from May, which indicates our focused efforts led to sustainable improvements across our OHI priorities.
Using these data points, together with external trend research and internal needs assessments, in 2023 we reviewed our people strategy and are focusing on three pillars to further unlock our people’s full potential:
’talent & leadership’, ’culture & organisation’, and ’employee experience’.
Talent & leadership
ING has an abundance of internal talent and a strong culture of developing our people. We offer everyone the opportunity to develop their business, technical and leadership skills, and we’re opening up new avenues for them to do so. For example, we have a wide range of academies that deliver specialist professional development. These are complemented by our leadership curriculum, as part of which we launched the leadership accelerator in 2023. As a result, our people are building the right skills to thrive in the future.
Culture & organisation
Our culture of diversity, inclusion and belonging continues to improve. Since 2019, we have been guided by our 70 percent principle, in which we aim for no group or level to be comprised of more than 70 percent of the same age, nationality or gender. Our culture & organisation pillar takes this further, with the mission to make sure that ING is a place where everyone, regardless of background or identity, can thrive and realise their full potential. We do this by embedding inclusion and equity in all our people processes and by having specific gender-diversity targets for which the Executive Board and Management Board Banking are accountable. We look at indicators such as the number of women in senior management positions, which amounts to 31 percent at year-end 2023, up from 29 percent at year-end 2022.
We also continue to build a vitalised culture and organisation that foster healthy performance. We support our people by offering hybrid working so that they have the autonomy to better balance their professional and personal lives. Some 77 percent of our employees are working hybrid (one to four days in the office, based on self-reported data). We care about giving our people this flexibility, and it is highly valued by our employees, helping us attract and retain great talent. Alongside this flexibility, we offer a competitive total reward package, and strong learning and development opportunities. This is reflected in our people offer, which creates clarity on what we offer, and what we ask in return.
Employee experience
We want to free up people’s time so they can focus on making the difference, which is why we aim to make our employee experience as easy, instant and relevant as our customer experience. In 2023, we made good progress, with more than 70 percent of our people now covered by our global people management systems, enabling them to process employee transactions on their mobile devices. We also started a broad cross-
functional initiative to reduce bureaucracy and make services easier to use for employees. For example, in the Netherlands, we reduced the number of notifications and approval steps on HR-related processes from

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 37
more than 16,000 to 6,000 per month. In 2024, we plan to further automate HR documents in major countries such as the Netherlands, the Philippines and Germany.
For more on unlocking our people’s full potential, see 'Social'.
Competition
ING is a leading European universal bank with global activities. Our more than 60,000 colleagues based in 38 countries serve around 40 million individuals, corporates and financial institutions in 10 retail and over 100 wholesale banking markets. ING’s purpose is to empower people to stay a step ahead in life and in business.
Our Retail Banking business, which consists of Private Individuals, Business Banking, and Private Banking &
Wealth Management, offers individuals, small to medium-sized businesses (SMEs) and mid-corporates a full range of products and services covering payments, savings, insurance, investments, mortgages, trade finance, structured finance and financial markets solutions, among others. In Wholesale Banking we provide corporate clients and financial institutions with specialised lending, tailored corporate finance, debt and equity market solutions, sustainable finance solutions, payments and cash management and trade and treasury services. We also offer daily banking services such as payments and cash management and trade and treasury services.
There is substantial competition in the countries in which we do business for the types of wholesale banking, retail banking, business banking and other products and services we provide. In recent years, competition has further increased in both developed and emerging markets. Our largest market is the Netherlands, where our main competitors are ABN AMRO and Rabobank.
Our competitive landscape is transforming as society becomes increasingly digitalised and ever more reliant on technology and the online economy. In our Retail markets we see an accelerated shift to mobile banking and contactless payments, which has provided new opportunities for new entrants to join. Our main competitors are no longer just other banks.
The opening up of the European payments market under the open banking regulation is a significant competitive development. It has created a more crowded, uneven playing field as third-party payment providers, fintechs and Big Tech enter this lucrative area once dominated by banks. These new entrants have operating models that are not burdened with potentially costly legacy operations. Less regulated than banks, new entrants use technology and advanced data and analytic tools to lower cost to serve and to speed up processes.
Advances in technology are accelerating the use of new business models, for example in retail payments, peer-to-peer lending, foreign exchange and low-cost investment advisory services. New solutions offered by rapidly evolving incumbents, challengers and new entrants, especially with respect to payment services and products, have disrupted the financial services sector and led to the emergence of disintermediation.
In this competitive landscape, where banking products and services have mostly become commodified, the main differentiator is customer experience. For consumers, this means a seamless, safe, mobile-first digital experience that is easy, instant, personal and relevant. Businesses too want to benefit from gains in speed, transparency, security and efficiency created by technologies such as blockchain and artificial intelligence.
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
ING Group Annual Report 2023 on Form 20-F 38
Environmental, social and governance
overview
Preparation for CSRD
ING will have to report for the first time in accordance with the CSRD over financial year 2024, for reports published as of 2025. The CSRD is a legal framework that requires the issuance of a sustainability report. In
July 2023, the European Commission adopted the delegated act of the European Sustainability Reporting
Standards (ESRS), which were published in the Official Journal of the EU in December 2023. For the banking sector, detailed rules on reporting are expected to follow. However, the EU reached a political agreement on postponing the deadline for the sector-specific standards by two years.
We will use these ESRS, developed by the European Financial Reporting Advisory Group (EFRAG), to report on our impacts, risks and opportunities. Up until this year, we have used the Global Reporting Initiative (GRI)
standards to do so. We expect the interoperability between the GRI standards and the ESRS to assist us in our compliance. However, we also acknowledge some key differences, hence preparation work will be undertaken in 2024 to comply with CSRD disclosure requirements.
One of the notable differences with the introduction of the CSRD is on the materiality assessment. This year’s materiality assessment is performed in alignment with GRI standards. Moving from GRI Materiality
Assessment to Double Materiality, in line with the ESRS requirements, will be one of the first actions in 2024 as we determine which material topics and which ESRS to report on in the 2024 Annual Report.
ESG topics addressed in this chapter are divided into three sections: Environment, Social and Governance.
Within the Environment chapter, we address areas including our approach to climate action, sustainable finance products, and our own carbon footprint. In Social, we address our responsibility towards the well-
being of our employees, customers and society. In Governance, we focus on business ethics, our Orange
Code and way of working. For more on Board composition, structure and oversight, see 'Our leadership and corporate governance'.
Collaboration and stakeholder engagement
No one sector, much less one bank, has the ability to solve the world’s problems. We believe that an inclusive approach is the only way we can make any meaningful positive impact. As such, we seek to increase our impact through partnerships and coalition-building. ING also recognises the importance of regular and meaningful engagement and dialogue with its many and diverse stakeholders on societal issues.
Collaboration to increase impact
Contributing to climate standard-setting is an example of our approach to collaboration and stakeholder engagement. We work with peers, clients, other companies and experts to contribute to standardised frameworks that banks and clients use to measure and disclose progress towards net-zero targets.
This is important because it means companies in the same industry, and in the same sectors of banks’
portfolios, can be compared in the same way. Banks get a shared understanding of how they can support the decarbonisation of hard-to-abate sectors.
For example, in 2023, our collaborations with industry peers and other partners saw us make important new contributions to climate standard-setting. Building on our previous efforts to help develop methodologies that can be used by financial institutions and sector participants to benchmark their own alignment with net zero and other climate goals – like the Poseidon Principles for the shipping sector and the Sustainable STEEL
Principles for the steel sector – we’re now collaborating with RMI’s Center for Climate Aligned Finance and three banking peers on a new methodology for the aluminium sector. This resulted in the launch of the
Sustainable Aluminium Principles at COP28 in December 2023.
We also joined the Partnership for Carbon Accounting Financials (PCAF) and aim to contribute to the improvement of PCAF methodologies by supporting ongoing and new working groups that are helping financial institutions understand the impacts of products that are not yet covered.
Human rights is also a topic we collaborate on, as part of the Thun Group, the OECD Advisory Group and as part of the steering committee for the Equator Principles. We also participate in learning platforms and promote a shared language among banks, for example through the Shift Financial Institution Practitioners
Circle and the Shift Business Learning Programme, to name a few.
Ongoing stakeholder dialogue
As regards our approach to stakeholder engagement, retail customers, business clients, employees, investors, NGOs, suppliers, supervisors and regulators are among our most important stakeholders. Rather than having one-off consultations around specific topics, we have an ongoing dialogue about our role in society, our products and services, our business performance and other issues.
Our engagement approach is informed by the standards of the Global Reporting Initiative (GRI) and the
Sustainability Accounting Standards Board (SASB), and aims to adhere to the best practice provision of section 1.1.5 of the Dutch Corporate Governance Code. We engage in dialogue in a risk-based manner, also

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 39
taking into account the outcomes of our saliency assessment. In all the stakeholder dialogues we engage in,
ING is committed to adhering to its relevant legal obligations relating to confidentiality.
Our ESG governance approach
We have updated our ESG governance approach, integrating and aligning ESG governance with the existing business-as-usual governance of the bank. We want to be a banking leader in building a sustainable future for our company, our customers, society and the environment. We do this through the following actions:
•We focus on climate action, leading by example by striving for net zero in our own operations. We play our full part in the social and low-carbon transformation that’s necessary to achieve a sustainable future, steering the most carbon-intensive parts of our portfolio towards reaching net zero by 2050.
•We collaborate, working with clients to achieve their own sustainability goals, increasing our impact through partnerships and coalition-building.
•We manage the most relevant environmental and social risks while fostering the protection of biodiversity and human rights across all of our relationships.
•We work to advance financial health and inclusion for our customers and communities.
•We empower our colleagues to contribute to our sustainability approach and climate action to make sure they are highly engaged with our strategy and all sustainability-related topics. For more on upskilling our workforce, see ’Social’.
•We show climate leadership by stepping up advocacy on government guidance needed for the transition, by contributing to the development climate standards for the financial industry and by sharing our insights and learnings.
Board-level governance
The Supervisory Board’s ESG Committee assists the Supervisory Board (SB) with matters relating to ESG, including, but not limited to, the development and integration of ESG across the company and its strategy.
The ESG Committee also assists the SB by monitoring and advising on relevant ESG developments. To prevent an overlap between the ESG Committee and the other Supervisory Board committees, and to safeguard an aligned and common view on ESG, the ESG Committee consists of at least one member of each of the other committees.
The ESG Committee met four times in 2023. An overview of the variety of topics discussed and supported can be found in the Supervisory Board report, including how the board monitors and oversees progress against targets and performance. In addition to the regular meetings, in the first half of 2023 the ESG
Committee participated in a full day of climate-focused training, which included deep-dives on climate change, biodiversity and sustainable finance. The outside-in view and external inspiration was provided by a prominent climate academic from a leading Dutch university and the head of the UN’s Environment
Programme Finance Initiative (UNEP FI). In the second half of 2023, the ESG Committee participated in a social and ESG regulations-focused training session, which included deep-dives on financial health and inclusion, human rights, Just Transition, ESG regulations and assurance.
ESG is a regular subject on the agenda of ING’s Management Board Banking (MBB), which includes the members of the Executive Board (EB) in their capacity of day-to-day management of the business and long-
term strategy.
ESG was a formal agenda point in MBB meetings 37 times in 2023. In addition, as we take steps to further integrate and embed climate action into the business, many of the other topics on the MBB’s regular meeting agenda have a sustainability angle. This means that the MBB is discussing and taking decisions on sustainability- and climate-related topics on a frequent basis. The MBB also plays a role in the global ambition-setting and oversight of our Terra climate-alignment approach.
Senior management-level governance
ESG Change Board
For the integrated oversight of all ESG-related regulatory and change initiatives, and to verify consistency and efficiency of delivery in each of the involved domains, we’ve created an ESG Change Board. The ESG
Change Board is comprised of representatives of all global ESG-related change and regulatory programmes alongside representatives from Data, Compliance and internal audit (CAS - Corporate Audit Services).
Steering Committees and Sounding Board
For all major ESG-related regulatory programmes and/or opportunities, dedicated Steering Committees have been set up with the aim of ensuring that relevant ESG-related regulations and programmes are monitored, assessed, and implemented. The ESG Sounding Board, comprised of around 15 senior leaders from across the organisation, helps guide the development and implementation of our strategy related to
ESG topics, as well as monitoring and reporting on our progress.
ESG Risk Committee
The ESG Risk Committee (ERC) is responsible for ensuring the execution and delivery of any ESG risk-related matters discussed by the Supervisory Board or its committees.
Members have practical insight into strategic and operational issues and are able to align between functional or business issues. Within its competences, the ERC serves as a technical (content-related) adviser

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 40
to MBB and MBB delegated committees (Risk-led committees and the ING Group Disclosure committee). The
ERC serves as a planning body for ESG risk priorities and advises on the approval of all material ESG risk-
related items.
Disclosure Committee
The Disclosure Committee (DisCom), which comprises various members of senior management and business and risk representatives, advises the Boards in fulfilling their responsibilities with respect to ING’s periodic and ad-hoc disclosure obligations and activities. It aims to ensure that external presentations including sustainability information of ING are reviewed prior to public release.
Global Sustainability department
The Global Sustainability department is responsible for developing ING’s overall sustainability approach. The department partners with the business lines on developing ING’s policies, programmes and targets on sustainability-related risks and opportunities, and is involved in measuring progress towards these targets.
We take a holistic approach to sustainability, which means that climate-change mitigation, climate adaptation, nature, human rights, financial health, business ethics and other ESG-related topics are all in scope and supported by dedicated experts. ING’s global head of Sustainability reports directly to ING’s CEO.
Stakeholder engagement is of crucial importance to ING, and we engage in dialogue with key external stakeholder groups, such as NGOs, governments, academics, sustainable research agencies, investors and international development organisations. Internal engagement is just as important, by developing global learning and upskilling programmes on ESG-related topics, also supporting further integration of sustainability into our business.
Business-level governance
Wholesale Banking
ING has had a Wholesale Banking Sustainability Steering Committee since September 2022. The committee’s main purpose is to assign clear ownership, accountability and resources within Wholesale
Banking (WB) and relevant support functions to help set and implement WB’s sustainability commitments.
Each of the seven WB sector teams has a sector global sustainability lead. There are also two regional sustainability leads for Asia-Pacific and the Americas, two key regions in our WB network. These nine leads coordinate and implement WB’s sustainability ambitions and related tasks at the sector/regional level, following a clear strategy and associated action plans.
For Wholesale Banking, responsibility for ING’s sustainable finance business sits with the Sustainable Finance department, whose reporting line is via the head of Wholesale Banking Lending to ING’s head of Wholesale
Banking. This team operates as a centre of expertise for engaging and advising corporate clients, and supports the execution of sustainability-linked transactions.
Retail Banking
For Retail Banking – which from a governance and organisational perspective includes Business Banking –
the development of new and innovative sustainable products and the progress of lending portfolios towards climate goals are steered through the Retail Banking Sustainability Steering Committee, which cascades this responsibility to the relevant experts and country teams as needed. Sustainability/ESG leads in major countries have a functional line to the global head of Sustainability to create a stronger connection between global and local activities.
ESG risk governance
ESG risk, and in particular climate risk, is not identified as an independent risk category/ risk type. Rather, it is a set of drivers affecting the likelihood and severity of existing risk categories/ risk types, therefore the management of ESG risk is embedded within all risk types. The ESG risk framework outlines ING’s approach to managing ESG risk as a driver of existing risk types. For full details on ING’s risk framework, ESG Risk organisation structure and ESG Risk department, see ‘Risk management’.
ESG-linked executive remuneration
ING aims to align its remuneration policy with its risk profile and considers the broader interests of all stakeholders. To that end, targets in areas such as customer-centricity, risk & regulations, sustainability, and people are just as important as financial results. At least 50 percent of our Executive Board’s variable remuneration targets are based on non-financial performance criteria, including ESG-related targets.
For full details of our ESG-linked executive remuneration, see the 'Remuneration report'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 41
Environment
Climate change is one of the biggest challenges facing society. The financial sector has a role to play in acting on climate change, supporting the transition to a net-zero economy, protecting nature and enabling the circular economy. We take this role seriously and want to be a banking leader in building a sustainable future for our company, our customers, society and the environment.
Our approach to climate action
We have the ambition to empower our clients to reach net zero by 2050. To achieve this, we need to carefully manage the risks and potential impacts on our business, while making the most of the opportunities that come with supporting our customers in making their transitions. Our approach focuses on taking action at both portfolio level and client level, with the aim of making positive climate impact.
We’ve made sustainability an integral element of our business strategy. And while we believe our biggest impact comes from focusing on climate action, our climate action approach is closely interlinked with our approach to nature and to human rights and recognises the interdependencies. Climate change is accelerating biodiversity and nature loss and negatively impacting human rights. Taking measures to safeguard and foster nature supports climate mitigation, while taking an inclusive approach to the climate transition helps to protect human rights.
To be successful, and make the difference for people and the planet, we take a dynamic approach to climate action: we follow the latest climate science and actively seek guidance from governments and regulators in how to assess and manage climate risks while supporting a smooth and inclusive transition.
We work closely with reputable third parties to translate climate science into climate pathways, scenarios and frameworks that guide our actions, aimed at delivering near- and medium-term emissions reductions in our portfolios on the path to net zero by 2050.
We're taking action to achieve the ambitious targets we've set, yet the achievement of targets is also dependent on factors that are outside of ING’s direct influence. If a particular sector is unable to align with net zero by 2050 targets because of, for example, a lack of scalable alternative technologies or insufficient incentives to encourage the necessary changes in customer behaviour, then as a result we may struggle to steer our portfolios along the relevant net-zero pathways.
Integrity matters, and transparency drives accountability and accelerates action. ING is committed to sharing the progress on our targets and the actions we’re taking in our efforts to meet them, and supports organisations and alliances that promote transparency, clarity and uniformity in reporting. We’re eager to see further international alignment and harmonisation of reporting requirements, including those focused on climate impact measurement and target-setting, as well as public sector endorsement of science-based sectoral pathways. And we continue to call for more concrete guidance from governments and regulators on climate risk and climate adaptation. These improvements help to provide clarity to our clients, whose choices impact the real economy.
Our climate action objectives are:
•Aim to reach net zero in our own operations;
•Steer our portfolios and engage with clients for positive climate impact;
•Manage climate and environmental risks.
Aim to reach net zero in our own operations
We aim to play a role in the necessary transition to a net-zero society which begins with our own operations. This means bringing our buildings, data centres and business travel in line with the net-zero economy of the future. We measure and steer our progress towards this ambition through our environmental programme, which is steered by a committee chaired by our chief operations officer (COO)
with the participation of colleagues from finance, real estate, IT and HR.
Our path towards net-zero buildings
Our ambition for our buildings worldwide, both owned and rented, is to reach net zero by 2035. To achieve this, we focus on improving energy efficiency, using space more efficiently, and moving towards lower-
carbon heating systems. A good example of this is the ING Marnix building in Brussels, which is undergoing sustainable renovations – insulating the windows and frames, adding rooftop solar installations, and switching to heat pumps. Digitalisation of the way we work and the way we interact with clients and customers also supports a decrease in the footprint of our branches and offices.
We also continue to improve our renewable electricity sourcing and reporting. In the Netherlands, for example, we have a virtual power purchase agreement (PPA) with Vattenfall for the majority of our energy from the ’Hollandse Kust Zuid’ wind farm. We also continue to increase the amount of installed renewable electricity generation – this includes in the Netherlands, where installed rooftop solar became operational in four new locations in 2023, with an additional annual generating capacity of 176,000 kWh. It’s our intention

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 42
to move over time towards more onsite renewables and direct purchasing agreements from local renewable projects.
Sustainability at the heart of procurement
We have a process in place that helps us screen our suppliers better (through our Know Your Supplier (KYS)
approach), enabling us to assess whether they share our commitment in fighting climate change and protecting human rights. In 2023, we also launched a Sustainable Procurement Guideline that contains environmental and human rights criteria for the different procurement categories to inform the process of supplier selection.
Working towards sustainable tech & operations
ING’s Tech teams are focusing on reducing CO2 emissions and the impacts of physical materials (e.g.
hardware, cabling, packaging and other waste) related to our data centres, end-user devices and applications. As part of our data centre consolidation, which involves moving to more energy efficient data centres in the Netherlands, ING’s data centres in Singapore and the United States were closed in 2023. We were also able to reduce the number of servers supporting our Workplace Services (WPS) environment by 90 percent or approximately 3,000 servers. They were moved to cloud-based servers which are more sustainable than physical servers in our data centre. In addition, we enhanced our CO2 footprint awareness in our workforce, leading to notable reductions in the use of inefficient IT applications. In 2023, we launched a pilot involving four markets to validate ING’s approach to measuring the environmental impact of our banking operations processes. Building on this, we are further developing a framework to embed sustainable processes in our operations.
Conscious working
We promote work practices that encourage employees to be conscious of their impact on the climate. In particular, we focus on striving to reduce our business travel through the use of CO2 budgets, the continued
use of video-conferencing tools, and policies designed to encourage the use of rail for travel under 500km. In addition to our efforts to reduce air travel, we also started working on data availability and developing a methodology to measure our employee commuting impact. In 2023, we continued to procure low-carbon fuel on a life cycle basis, known in the market and referred to in this report as ‘Sustainable Aviation
Fuel’ (SAF), from our partners at SkyNRG and Neste (producers). We also procured SAF certificates from Air
France-KLM, Lufthansa Group and Singapore Airlines as measures to mitigate our environmental impact.
Additionally, we entered into a partnership with Qantas as part of our SAF sourcing approach this year. In total, we procured 1465mt of SAF. Globally, we have an ambition to reach at least 90 percent electric vehicles (EVs) in our car fleet by 2030.
Steer our portfolios and engage with clients for environmental impact
ING’s largest impact on the environment and earth’s climate is through our financing. We advocate for financing more sustainable activities, however we know that we still finance more that is not. Officially endorsing the Paris Agreement in 2015 and joining the Net Zero Banking Alliance in 2021 have set the precedent for the strategic direction of ING to steer our portfolio to net zero by 2050. We use our Terra climate alignment approach to address the most carbon-intensive parts of our overall lending portfolio and steer those to net zero by 2050 or sooner. At client level we use our sector expertise, international network and climate-action experience to accelerate our clients’ transitions to a low-carbon economy.
To improve how we advise and finance clients in support of their transitions, we’re increasingly incorporating sustainability and climate-related considerations into our decision-making processes. For example, as part of our Terra approach, we have devised transition plans for each sector in scope of Terra which help us drive portfolio-level alignment with net-zero-by-2050 pathways.
When we finance our clients, different governance bodies are in place to assess the incorporation of sustainability and environment-related considerations in financing decisions.
Supporting the energy transition
We believe that the financial sector has a role in helping the world transition to a low-carbon economy. At
ING, we take this role seriously, as we strive to be a banking leader in driving the energy transition. The systemic change required means no one can do it alone – governments, NGOs, businesses, financial institutions and individuals all have a part to play – and we can all make the difference for present and future generations if we work together towards the same goals.
The energy sector is under external scrutiny in the journey to decarbonisation and is the most critical to transition to net zero. It is also where ING is focused on driving change with ambitious targets. Our approach to financing the energy sector balances three main societal interests: the need to decarbonise to fight climate change, the need for energy to remain accessible and affordable for people and companies, and the need for security of the energy supply.
Ultimately, building enough new renewable and low-carbon sources of energy will reduce the need for fossil fuels and ING strongly supports the objective of this transition. The global economy’s reliance on fossil fuels, in particular on coal for power generation, must reduce to significantly lower levels over the next 10 to 15 years, according to the energy transition pathway set out in the International Energy Agency’s (IEA) Net-
Zero Emissions by 2050 (NZE 2050) Scenario.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 43
Terra approach
We use our Terra approach to steer the most carbon-intensive parts of our loan book towards net zero by
2050. We continue to refine and optimise Terra, dynamically incorporating developments in climate science, and have expanded our coverage to include the mid- and downstream parts of the oil & gas sector value chain, where previously only the upstream part of the value chain was in scope. We also cover our global commercial real estate portfolio, where previously we only covered the book for the Netherlands, and we are expanding Terra to cover Business Banking clients. In doing so, we are first focusing on small and medium-sized enterprises (SMEs) in the Netherlands active in the agriculture (especially dairy farming) and transportation (especially inland shipping and road transportation) sectors.
The process for reporting on Terra consists of several steps. Internal data relating to our portfolio composition is made available soon after ING’s year-end close. External data relating to climate performances is collected later (often between May and September) when this data becomes available. For this reason, our actual performance considering year-end financial information and climate-related information is only available well after the annual report is published and is shared in a separate climate publication. The overall reporting process includes checking the external data for consistency and matching it with internal data. A year-on-year portfolio comparison is made to analyse fluctuations at company or asset level for each sector. This helps us to understand the drivers behind any changes, which can usually be attributed to the climate performance of clients, the composition of sector portfolios and improvements in methodologies. When necessary, scenarios and targets are updated in line with scientific updates to the decarbonisation pathways aimed at keeping global temperature rises within the necessary limits for a sustainable future.
Once the process is complete, we draft a progress report, which is incorporated into our integrated climate report. In the report, we make specific calls on sector level to governments and regulators to more firmly guide the transition with harmonised policies and incentives that accelerate the decarbonisation of the global economy. The report, approved at Board level, was published in October 2023.
We utilise external data vendors for the sourcing of information related to all Terra sectors (with the exception of upstream oil & gas). Our data vendors have procedures and methodologies in place to perform checks and controls on their data. The data processes and models of our data vendors are not audited, which means that regardless of their checks and controls, data limitations may still exist. Although we perform our own reviews and sanity checks, our procedures cannot fully mitigate the risk of applying inaccurate, incorrect and/or incomplete data. For some sectors, like residential and commercial real estate and mid- and downstream oil & gas, we also make use of proxies and modelling assumptions in our measurements where the data is not available or partly available from our data vendors. Proxies are often sector-average emissions intensities published by governmental agencies. In some cases, the proxy data used for certain countries and is based on public data sources from a specific district within that country.
Furthermore, these sector-average emissions intensity proxies often may not coincide with the current reporting period, which could lead to over- or understating the portfolio emissions intensity.
Sector transition plans for portfolio-level impact
To clarify our sector strategies and approaches to net-zero targets, we have devised transition plans for each of the sectors in scope of Terra (sector transition plans). These help us to translate sector strategies and targets into tangible actions and drive portfolio-level alignment with net-zero-by-2050 pathways.
Tailored plans to each sector take into account the specific conditions, opportunities and challenges of that industry. They are also consistent in that they all strive to create alignment, will drive action and make impact at three levels: with clients, with the market/industry (and our peers active in the respective industries), and with governments and policy-makers – with a fourth element being the upskilling of our colleagues.
To be able to better assess the climate performance of our clients, and then use these insights to identify risks and opportunities for supporting clients in their transitions, we have developed a bespoke ‘client transition plan’ tool. This online platform is where we’ve started to centrally collect, assess and monitor publicly disclosed climate transition plans of our largest corporate clients, starting with those in scope of
Terra. The transition plan data collected includes, where possible, historic emissions (scope 1, 2 and 3), commitments, targets, action and investment plans, governance and strategy (such as low-emission products and services). The data is sourced from the Carbon Disclosure Project (CDP), the Science-Based
Targets initiative and public sustainability reports, and where possible including scope 1, 2 and 3 emissions, targets and investment plans of each client, starting with those in scope of Terra and eventually expanding to cover all Wholesale Banking clients. By aggregating this information, we can engage in data-driven discussions with our clients that should lead to greater impact. The tool will also help make our credit approval process more efficient.
Challenges facing our sector transition plans
Each sector for which we have introduced specific transition plans faces unique challenges on its route to net zero. Our sector teams, together with ING’s Economics department, have identified policy interventions that we believe are necessary for each sector to achieve its net-zero goals. In steering our own portfolio, we are dependent on these external actions to meet the 2030 and 2050 targets we have set.
Power generation
The sector is facing various hurdles, including increased costs, delays in issuing permits, availability of land, and wider supply-chain bottlenecks. Given that the actions described below typically have long lead-times, urgent government action is required.
Maximise solar and wind energy: via permissions and funding incentives like contracts for difference (CfDs).
Boost power storage technologies such as batteries and hydrogen via hydrogen infrastructure and, where necessary, provide subsidies.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 44
CO2 infrastructure: grant permits and build infrastructure for carbon capture and storage (CCS) on existing waste and biomass incineration plants to create negative emissions.
Power grids: expand, strengthen and modernise (high voltage) power grids to prepare for increased electricity demand, rapid renewable capacity build out and extreme weather conditions. This includes the use of batteries for grid support.
Dynamic pricing: for corporates and for consumers, to better match the supply and demand of highly variable output from renewable power sources (solar and wind).
Oil & gas
The challenges we see in this sector include:
Reduce methane (CH4) emissions: This can include binding commitments and the implementation of norms and regulations, as well as bringing in additional countries to the Global Methane Pledge. Reducing methane leaks to the atmosphere is the single most important and cost-effective way to bring down these emissions. There are also opportunities in the elimination of routine flaring during crude oil extraction and integrating renewables and low-carbon electricity into oil & gas production.
Maximise carbon capture and storage (CCS): The pace of decarbonisation of fossil fuels can be hastened by harnessing the potential for CCS. For this, both permissions and infrastructure are required – in the oil & gas industry, and also in ‘hard to abate’ energy-intensive sectors that remain heavily dependent on fossil fuels like the cement, steel and petrochemicals industry. Many net-zero and ‘true greening technologies’ still take years to scale-up before they have a sizable impact on emission reduction, and in the meantime, CCS is an important bridging technology.
Maximise hydrogen (H2), biomethane and advanced biofuels: These present near-term opportunities to supply the energy system benefits of oil & gas without additional carbon emissions. According to the IEA, these low-carbon fuels would need to account for 15 percent of total energy supply by 2030 for the world to be on track for net-zero emissions by 2050. We are seeing increased support for hydrogen, for instance from the European Commission, which created the European Hydrogen Bank to ‘guarantee’ a price for H2 off take. However, member state and EU support mechanisms are not always aligned.
Cement
According to the IEA Tracking Clean Energy Progress report, the global cement industry is not on track to meet its net-zero targets. The report shows that the direct CO2 emissions intensity of cement production has been broadly flat over the last five years. Major policy developments of the last year (such as the US
Inflation Reduction Act and the EU Green Industrial Plan) hold promise for reducing emissions from the cement sector, but more cooperation between advanced and developing economies is needed to establish effective climate policies and prevent carbon leakage. Development and deployment of low-carbon technology innovation – such as low clinker cement, carbon capture and storage, and electric kilns – needs to be stimulated, together with emerging technologies in material efficiency and cement recycling.
Steel
For the steel sector to be able to reach its net-zero targets, clear regulation that incentivises and supports the substantial investments needed in new technology is essential. In addition, the transition the sector is going through requires green electricity and hydrogen infrastructure. Cooperation between developed countries on carbon pricing and border taxes will be required to avoid carbon leakage in the initial phase, after which the knowledge gained should be used to support other major markets like China and India in their transition.
Automotive
Given the global footprint of the automotive industry, the following steps should be undertaken swiftly and aligned across the major regional markets of China, Europe and the USA.
Electrification: continue to stimulate the shift to electric vehicles (EVs), by setting norms and phasing out internal combustion engine vehicles (ICEs), with the aim to gain scale in EV production, stimulate the development of product ranges, and reduce the relative total cost of ownership (TCO)/km of EVs.
Infrastructure: invest in the accelerated roll-out of EV-related (charging) infrastructure, shift subsidies from fossil fuels to renewable power, establish localised battery value chains and promote circular practices to secure resources in the long term.
Decarbonise EV value chain: enforce EV battery recycling and hold both manufacturers and mining companies accountable for decarbonising their production processes.
Behavioural change: incentivise the replacement of existing ICEs and stimulate the production of energy efficient EVs by introducing CO2-related road-charging systems, as well as encouraging the use of public transport and car-sharing. Educate and inform car owners of the lower total cost of ownership of EVs versus
ICEs.
Shipping
In steering our own portfolio we are dependent on these external actions to address challenges in the shipping sector, to meet the 2030 and 2050 targets we’ve set.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 45
Efficiency in fleet and voyages: significantly reduce carbon intensity of vessels and voyages through increased efficiency measures in the short term (such as energy-saving devices, ’slow steaming’, use of shore-power in ports and voyage optimisation).
Availability of alternative fuels: scale up availability of low(er) carbon fuels in ports, including drop-in fuels for existing vessels. Mandate alternative-fuel-capable new builds and retrofits for operating on low carbon fuels (produced through green pathways) including hydrogen-based e-fuels. Promote green shipping corridors to create demand for alternative fuels.
Aviation
Actions to engage with government and policy makers are needed to meet net-zero targets. For example, via IMPACT, there is a need to advocate for reporting standards for airlines and lessors to create more transparency and consistency. There is also a need for more research into policy, regulatory and market trends to monitor developments in pricing schemes and sustainable aviation fuel (SAF).
Residential real estate
Reaching net-zero milestones in residential real estate is largely dependent on the national energy mix of the countries where the homes are located, and requires governments and institutions to accelerate the installation of new renewable electricity capacity and shift away from fossil fuels like coal, oil, and natural gas.
Governments also have a primary role to play in driving changes in consumer behaviour by mandating, incentivising, and supporting homeowners to make sustainability an integral consideration when constructing or renovating their homes. While the take-up of our sustainable housing products and services has shown the promise of change to come, we note that demand among customers is still not at the level required to drive the transition.
We continue to engage with government and regulators, like in Australia, where we participate in discussions with government and banking sector peers to advocate for improvements to the data and systems used to understand household energy use.
In both the Netherlands and Belgium, we participate in round-table discussions with government on how to finance improvements in energy efficiency, also participating in regional Belgian working groups aimed at accelerating sustainable home renovations.
At EU level we’ve contributed (as a member of the steering committee) to the Energy Efficiency Financial
Institutions Group and to the evolving Energy Performance Buildings Directive (EPBD), and generally seek opportunities to engage on energy efficiency policy.
Commercial real estate
EU legislation on sustainability in real estate, including climate-related policies, is being developed (for example the 2021 revision of the EPBD, adopted in early 2023), however the requirements for the real estate sector from current legislation are still limited, and sometimes voluntary.
We therefore believe that it is necessary to urgently implement a blend of subsidies, regulations and norms that incentivise the deployment of decarbonisation measures (like insulation and heat pumps) and limit transition risks.
We also see the need for norms and regulation on data measurement and disclosure. Data measurement is a precondition for managing CO2 emissions. The real estate sector should be required to measure and disclose the CO2 emissions of buildings, and define strategies to fill in ‘data gaps’. Sound data measurement is not only needed to reduce emissions, but is also a way to anticipate (future) legal reporting requirements.
Data quality and disclosures should be ensured via central registration.
Carbon pricing: introduce market-based mechanisms such as a global carbon pricing to incentivise the take-
up of alternative fuels, bring about drastic reduction of emissions, and provide price parity for low-carbon fuels.
Nature
Our nature approach builds on our Terra approach on climate. We aim to integrate nature in the structures we’ve already put in place for climate action, and in our sustainability approach in general. Climate change is one of the drivers of nature loss; with our updated approach we aim to address other main drivers as well.
We’ve identified three objectives that support this, focusing on the impact we have through our loans to companies:
•Managing risk and impacts;
•Steering our portfolio and engaging with clients;
•Promoting ‘nature-mainstreaming’ internally and externally.
With our approach on nature, we aim to take impactful steps to contribute to halting and ultimately reversing nature loss.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 46
ING’s role in accelerating our Wholesale Banking clients' transition to net zero by 2050
ING has a role to play in partnering with governments, corporates, citizens and other banks to mobilise the capital needed to successfully finance the unprecedented economic paradigm shift and facilitating the transition to net zero by 2050. An important part of this role is to work with clients and help them achieve their sustainability goals, and where possible in line with science-based trajectories.
Our strategy builds on the following crucial pillars for our success:
•Partnerships in the evolving sustainable finance markets, be it with regulators, other banks or corporations to set standards that increase transparency for the market. We cannot transition alone and therefore we deem partnerships with our peers and governments as one of the most important pillars.
•Measure our own progress by continuously reporting on our main strategic objective: to increase volume mobilised to support the transition.
•Tailoring our products to the needs of our clients. We recognise the diversity of our lending book where strong sector expertise is required to match our well-established and leading sustainable finance expertise. Therefore, we work together across teams to develop innovative new products that anticipate and meet the needs of our clients and support their sustainable actions.
•Engaging with individual clients to understand their sustainability strategies and transition plans, support them to connect within their value chains, jointly working to meet global targets set in the Paris
Agreement and the Sustainable Development Goals and adhere to ESG regulations.
Through our sustainable finance activities, we aim to deliver on our main ambition – reaching net zero by
2050 through the engagement we have with our clients. We recognise that green is not always black and white and that delivering on this commitment is not an easy task. As the world of sustainable finance is maturing, so are we and we are continuously adapting to new market standards, data availability and quality and the availability of sector-specific pathways that can accelerate our sustainable transition.
Developments in the sustainable finance market
2023 was a year where sustainable finance markets around the world significantly evolved. From the Green
Light Committee, to the Green Bond Standard by EU Member states, to the Financial Conduct Authority
(FCA) that requires asset managers to improve ESG fund disclosures. A global wave of regulatory proposals has impacted how we do our business. All these developments are aimed to increase transparency, establish market norms and above all, to prevent greenwashing in the sustainable finance market.
Specifically, product-based market standards have provided guidance on how we engage with our clients.
ING welcomes the market-led standards from the International Capital Market Association (ICMA), the Loan
Market Association (LMA) and the Loan Syndications and Trading Associations (LSTA) and the greenwashing guidance from supervisors like the European Securities Markets Authority (ESMA) and the Dutch Authority
for the Financial Markets (AFM). The additional guidance sets a market precedent and a minimum standard, which enables us to engage with our clients, but also other banks in a similar way.
An important development earlier in 2023 was the update to the Sustainability-Linked Loan Principles, set up by a working group, including ING and led by the LMA. The update provides enhanced guidance on structuring a sustainability-linked loan. In addition, the LMA has helped standardisation efforts by providing legal language for loan agreements that all banks should use when describing SLL structures in loan documentation.
What remains less specifically defined is the term ‘sustainable’ as well as ‘transition finance’, especially on what attributes are required for a particular asset or project to be classified as 'green’, ‘environmental’,
‘sustainable’, ‘social’ or any similar label. A basis for the determination of such a definition has been established in the EU with the publication in the Official Journal of the EU on 22 June 2020 of Regulation
(EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 (the 'Sustainable Finance
Taxonomy Regulation') on the establishment of a framework to facilitate sustainable investment (the ‘EU
Sustainable Finance Taxonomy’). We follow such regulations closely and encourage our clients to do the same.
How we measure our contribution: sustainable volumes mobilised
In the absence of clear definitions on the terminology and use of the term ‘sustainable’, ING defined ‘volume mobilised’ as the internal and external measurement of progress. We are committed to supporting our clients in their sustainable transition through our product offering and set ourselves the target to mobilise
€125 billion of volume by 2025. We differentiate between green and social products and sustainability-
linked products. For green and social products, the proceeds are dedicated to finance assets that are in line with the Green or Social Loan/Bond Principles, hence, financing a specific sustainable economic activity.
Sustainability-linked products are a client engagement product and designed to change the behaviour of a client and steer their transition. The Sustainability-Linked Loan Principles by the LMA are the main market guidance. Our product offering applies to our lending, as well as to our investment activities on capital markets.
Supporting our clients through green and social financing structures
We believe that by financing dedicated proceeds to green and/or social investments, we can significantly accelerate a green economy.
Green financing solutions, such as green bonds and loans, form an integral part of our sustainable finance strategy as they are used to fund specific green or sustainable projects. To make sure the proceeds of the loans and bonds are allocated to activities which have a positive impact on our environment, we structure our Green Loans and Green Bonds according to the market-accepted practices, in particular the Green Loan/

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 47
Bond Principles, and align them where possible with the EU Taxonomy. These principles give guidance on eligible categories for green financing, as well as guidance on the allocation process for proceeds and how to report on the allocation.
Our sustainability efforts are also directed towards the social aspects of helping customers and society stay a step ahead of the challenges they face. Social loans and bonds focus on providing funding for social projects which aim to address or mitigate a specific social issue. They can also seek to achieve positive social outcomes for specific demographic groups, such as access to healthcare in low-income countries. For this, we also use the Social Loan/Bond principles for guidance.
Our sustainable finance experts work across sectors to harness innovation and disruptive technologies that have the potential to accelerate the transition of our clients and our portfolio to net zero. They collaborate with our global sector coverage colleagues to achieve this, complemented by teams and centres of expertise dedicated to particular emerging themes. For example, the Sustainable Value Chains team, created in May 2023, aims to investigate and capitalise on new business opportunities that cut across existing and new value chains.
Green bond framework funding green through ING’s green bond framework
To support the growth of our green finance portfolio, and to meet green funding needs, ING issues green bonds, supported by our green bond framework. The framework aligns with the International Capital Market
Association’s (ICMA) Green Bond Principles (GBP). We intend to allocate the proceeds of our green bonds to an Eligible Green Loan Portfolio of new and existing loans including renewable energy projects and green buildings.
Under this framework, ING Group and its subsidiaries can issue any debt security (such as senior bonds, subordinated bonds, covered bonds, commercial papers and medium-term notes) to finance and refinance assets and projects which aim to contribute to the UN's Sustainable Development Goals and our own
sustainability. ING established its sustainable debt strategy via the publication of the framework. Since then, we have continued to take steps to enhance our sustainable debt strategy and see it as an important tool in supporting the growth of our own sustainable finance portfolio.
In alignment with the ICMA’s 2021 GBPs, the framework is presented through four pillars: use of proceeds, process for project evaluation and selection, management of proceeds and reporting. The framework also follows the recommendations of the Green Bond Principles regarding external review.
Supporting our clients through sustainability-linked structures
Sustainability-linked loans/ bonds (SLLs) link interest margins to a company’s sustainability performance through mutually agreed KPIs and pre-defined annual performance targets. This mechanism enables ING to support, motivate and reward or punish clients in their aim to become more sustainable. ING is the creator of the sustainability-linked loan, pioneering it in 2017 for Philips. The original loan was linked to the improvement of Philips’s Sustainalytics ESG rating and later converted into a KPI-linked loan with KPIs aligned with Philips’s sustainability goals for lives improved, lives improved in underserved communities, circular revenues, and operational carbon footprint.
Improved market standards and guidelines support us in having more focused discussions with our clients regarding defining KPIs and address the most material ESG topics of our clients through meaningful and ambitious sustainability performance targets. We ask our clients to externally verify sustainability performance targets in line with the Sustainability-Linked Loan Principles by the Loan Market Association
(LMA). We believe that through the annual check-in on targets and continuous client dialogue, we have the chance to support our clients' transitions from up close, thereby also delivering on our own strategy. As the originator of the sustainability-linked loan, we strive to keep standards for the use of sustainability-linked instruments high and welcome all initiatives to strengthen and protect the credibility of the sustainability-
linked loan market. In 2023, sustainability-linked loans accounted for nearly 41 percent of the financing volume mobilised by ING that contributes to our clients' transitions to more sustainable business models.
Supporting our clients through ESG advisory
Besides financial support, we help clients navigate the rapidly changing regulatory landscape and advise on their net-zero strategy. Clients benefit from our deep and broad experience built up over the years helping other companies on ESG-related journeys. Some clients are ahead of the curve and for them we frequently act as a sounding board, alongside our financing-related role. Other clients are at the early stages of their sustainability journey. For them, we provide guidance based on our market experience and suggest areas where they can make impact to become aligned with climate pathways and their peers. The core services we offer through our ESG Advisory expertise are centered around ESG strategy advisory, ESG rating advisory, ESG reporting advisory and ESG product advisory.
Other ways to support our clients
We also look for other ways to support clients taking steps to achieve their sustainability ambitions and anticipate the future economy. Many of these ambitions are based on innovative technologies, business models or client propositions that have a higher risk profile and are not yet suitable for standard financing solutions. ING supports clients with their sustainability goals by providing risk-bearing capital, offering a wide range of tailor-made financial solutions, including equity (investments) and subordinated debt. In addition to this, we help drive the necessary net zero-supporting innovation by functioning as a laboratory for new sustainable technologies and business models in need of financing within the EMEA region, with a focus on circular economy, bio-chemicals, waste and water, and other sustainable development projects.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 48
Product offerings for Retail Banking
In Retail Banking, we aim to help customers transition to a low-carbon environment. While we have provided sustainability products and services in Retail Banking since 2017, in the last two years we have introduced sustainable banking products across our markets, following a sustainable alternative products roadmap, to facilitate this transition. It is our aim to have sustainable alternatives for our main retail products in all markets by 2025.
Product offerings for Retail - Private Individuals
Sustainable housing is one of our main priorities in this area. Residential real estate represents one of the more carbon-intensive sectors that we lend to. Therefore, it is an opportunity for us to work together with our customers to reduce the CO2e intensity of their homes.
We aim to steer our work in this area as part of our Terra approach, towards delivery of ING’s overall net-
zero commitment by 2050 – including intermediate 2030 ambitions. To reach net zero, homes in ING’s mortgages portfolio should reach an average CO2e intensity of 16.8 kg CO2e/m2 in 2030 and 0.3 kg CO2e/
m2 in 2050. These milestones are informed by our convergence pathway, with the latest net zero pathways published by the Carbon Risk Real Estate Monitor (CRREM V2.02). We aim to steer our mortgage portfolio in the Netherlands, Germany, Belgium, Poland, Spain, and Australia, representing around 96 percent of our mortgages book (excluding WestlandUtrecht Bank) in terms of outstanding.
In 2023, we continued to work on this priority, covering how we finance customers to change, provide inspiration and information that helps them in this process, and finally how we engage with partners and governments to support ecosystem change. Such engagement with external stakeholders helps to inform choices we make, particularly related to how we connect our customers with renovation service providers.
To limit negative consequences and empower our customers to realise the positive impacts of making their homes more sustainable, we offer sustainable mortgages that incentivise customers to choose energy-
efficient homes in the Netherlands, Germany, Belgium, Italy, Romania, and Spain. In Poland, we continued
to support customers in making sustainable decisions with a mortgage for energy-saving houses. In the
Netherlands, we launched a new renovation mortgage, which, for example, allows customers to increase their loan-to-value to help cover the cost of renovations. We also continued to offer unsecured sustainable consumer loans that can be used for energy-efficiency renovations in Belgium, Luxembourg and Poland, extending this offer to Germany in 2023. In Romania we provide incentives for the installation of solar panels.
In addition to our own financing, we contribute to efforts that connect homeowners to public financing – like our financing (through our Business Banking lending) of the Warmtefonds (National Heat Fund), which aims to have both a positive environmental and social impact by enabling low-income households in the
Netherlands to make their homes more sustainable. In 2023, ING made a further €200 million in financing available to the National Heat Fund.
We also provide customers with a range of tools and platforms that can support them in their renovation efforts. This includes providing access to renovation platforms that help customers determine what renovation actions to take, link them to renovation contractors, and connect them to financing to pay for the necessary improvements. These platforms include homeQgo in the Netherlands, CFP in Belgium
(through our mortgage advisers) and a renovation calculator built in partnership with KfW Bank in Germany.
We strive to raise awareness and educate customers, and have made increasing amounts of information available. In Belgium, for example, we have launched a Sustainable Buildings Guide, a free digital tool that helps customers identify which investments to make to improve the energy performance of their homes.
We are also providing renovation-related insights to customers via email newsletters and our websites. In the Netherlands, our web pages on sustainable housing have been visited more than 200,000 times.
We also continue to build our customer advisory services, for example in the Netherlands, Belgium, and
Germany where we provide training to mortgage advisers on eco-renovations so they can better advise customers interested in improving the sustainability of their homes.
We monitor the effectiveness of each of these efforts at the country level, and collectively aim to steer on those through a Net Zero Housing Committee, which brings together representatives from our largest mortgage markets, and colleagues from ESG Risk, Retail Banking, and Sustainability. A key insight we have learned from all our efforts is that renovating homes to improve energy efficiency is a massive challenge for homeowners (particularly those most vulnerable) and housing renovation companies, and requires significant government intervention to regulate, incentivise, and support the process. Accordingly, ING is committed to increase our engagement with government and other stakeholders to create more momentum towards such renovations in society.
Product offerings for Retail - Business Banking
We are helping Business Banking customers make their businesses future-proof, by offering loans and leasing solutions for sustainable purposes (e.g. transition to renewable energy, sustainable real estate, electric vehicles). Our ambition is to offer relevant sustainable financing alternatives in all countries and segments and grow our new production of sustainable financing from approximately €1 billion today to over €2 billion by 2025.
To offer relevant solutions for all customer segments, our product offering ranges from instant sustainable loans for the self-employed and micro companies, to tailor-made sustainable loans and lease solutions for
SMEs and mid-corporates. Products such as sustainable loans, sustainable lease solutions and sustainability improvement loans are now offered in the Netherlands, Belgium, Romania, Poland, Türkiye and

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 49
Luxembourg. A key development in 2023 was a new agreement with the European Investment Bank (EIB)
making €600 million available for new sustainable loans and leases, at favourable interest rates, to SMEs in
Belgium, the Netherlands and Luxembourg to boost sustainability.
In the Netherlands, we continue to build on our successful real estate platform that helps customers gain insights on their commercial real estate, provide actionable insights and advice to improve their energy performance while providing financing solutions. We have scaled this platform to Belgium and are exploring further ways to extend it to other markets and sectors.
Another notable development in 2023 was the launch of a carbon footprint calculator in Poland, which helps
SMEs calculate their carbon footprint using their own data on energy consumption, raw materials, and resource use.
Manage climate and environmental risks
Managing our climate (and other environmental) risks is a key element of our climate approach and ING’s overall strategy. We have invested a significant amount of time and resources in developing our capabilities and expertise in this emerging and fast-developing area of risk, and strive for continuous improvement.
ING’s integrated climate approach considers how we can mitigate climate change through our financing as well as how climate change may adversely impact our business. We’re working to become more resilient to climate risk, and have the ambition to become an expert in managing and mitigating these risks as we are in managing credit and other forms of financial risk.
Climate risk can impact the macro-economy, businesses, and individual households. Ultimately, physical and transition risks could impact our balance sheet and profitability. Our approach is focused on consistently embedding climate risk considerations across our global organisation, aiming to make it an integral part of how we do business.
Over the near-term time horizon, we plan to continue refining our methodologies to evaluate climate risks and opportunities. We’re working on putting into practice quantitative methodologies for climate and environmental (C&E) risk identification, materiality assessment and risk appetite setting. This is supported by the integration of C&E risk considerations in risk policies and procedures, our ESG Risk Framework.
Going forward we aim to further enhance our climate and environmental risk management by:
•Continuing to address the expectations of the European Central Bank (ECB) Guide on climate-related and environmental risk;
•Continuing to close the gaps on climate risk data;
•Improving our understanding and assessment of the impact of other environmental factors such as biodiversity;
•Identifying opportunities to support our customers who face transition or physical climate risks;
•Building up capacity and upskilling colleagues to understand and deal with the impacts of climate and environmental risks.
Read more on ESG risk structure and governance in 'Risk management'.
Meeting ECB expectations
The European Central Bank expects all banks to be aligned with the 13 expectations outlined in the ECB’s guide on climate-related and environmental risk. We are currently addressing these, and aim to be aligned with the ECB’s expectations by the end-of-2024 deadline.
Continuing to close data gaps
Climate-related data is essential to fully understand and manage C&E risks and to report in line with current and upcoming regulations on ESG disclosures. To keep improving our assessment methods for both physical and transition risk, we need detailed data from our counterparties, including data on specific assets and regions, their vulnerability to risks, and the actions they are taking to mitigate these risks. We have partnered with various external data providers and have launched internal initiatives to source data directly from our clients and suppliers. Data quality poses a universal challenge for companies and financial institutions managing climate and environmental risk.
Understanding and assessing interlinkages and dependencies
Biodiversity loss is inextricably linked to climate change, and our approach to ESG risk includes managing nature-related risks. We aim to introduce further granularity in our biodiversity hotspot analysis, and have been testing an approach for measuring biodiversity impact which we expect to give us more detailed insight into the sectors in our portfolio that are both most dependent on and most impacted by biodiversity.
Supporting customers
We’re currently developing an online platform to centrally collect, assess and monitor the publicly disclosed climate transition plans of our clients. This platform will rely on information sourced from the Carbon
Disclosure Project (CDP), the Science Based Targets initiative and clients’ own public sustainability reports. By aggregating this information, we’ll improve our insights into our clients’ transition plans, and be better able to identify both risks and opportunities - enabling us to better support our clients in mitigating and adapting to the effects of climate change.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 50
Social
As an employer, we aim to provide a safe and inclusive workplace, with a workforce that reflects the diversity of our customer base. We believe financially healthy people contribute to a healthy economy and drive social progress, which is why we aim to support customers in meeting their financial commitments now, while building their financial security for tomorrow. We believe every person deserves to be treated with dignity and have their interests considered equally.
We can help address social challenges as a financier, employer, service provider, and driver of progress and prosperity. We consider our social priorities to begin with our employees, including diversity, equity and inclusion, learning and development, engagement and well-being. The satisfaction and financial health of our customers is also central to our social contribution, as is our commitment in society to human rights and financial inclusion.
Unlocking our people's full potential
ING makes the difference through the activities and actions of our people. We unlock our people's full potential through our inclusive culture, where everyone has the opportunity to develop and have impact for our customers and society. In 2023, we focused on three pillars to deliver for our people: ‘talent &
leadership’, ‘culture & organisation’, and ‘employee experience’.
Talent & leadership
Skills and capabilities
Our success depends on our ability to attract, develop and retain people with the skills we need to deliver great performance. We upskill our workforce by providing our people with the learning and development they need to perform well and grow their careers. In 2023, we made learning solutions more accessible through a global learning offer, rolling out Udemy Business to 37 countries, which provides on-demand, relevant and engaging content in an accessible, digital way. We have had a successful uptake of more than
20,000 global users, earning a 4.2 out of 5 rating from learners.
Completion of learning courses increased by 5.7 percent and 1,189,829 hours of learning were undertaken.
The positive trend for non-mandatory learning continued, making up 48 percent of all learning completed in
2023, up from 43 percent in 2022, with more people electing to learn new skills and build capabilities relevant to their job roles and function.
In the context of sustainability, we aim to make sure that our colleagues are highly engaged with our strategy and all sustainability-related topics, especially climate action. In support of this, we’re developing a global sustainability learning programme. The first delivery – an e-learning covering the fundamentals of our sustainability approach – launched in April 2023. We have also created upskilling programmes aimed at developing more expertise, and the first modules on Climate & Environmental Risk were released in July
2023.
We provide role-based development via 10 global academies. These academies offer relevant, engaging and
ING-specific training for the skills required now and in the future. For example, our technology academy rolled out a new ING-specific learning offering, which was developed in-house, in collaboration with internal engineers. More than 4,700 engineers have so far enrolled to this global offer and have taken the opportunity to upskill on topics like Public Cloud, Java and Oracle.
Also in 2023, our COO academy defined six core future skills for our more than 16,000 COO domain team members. These skills are being assessed across the organisation and learning journeys are being developed, as we want our Operations teams to be equipped for high performance now, and ready as their roles change due to increased efficiency, digitalisation and AI.
We also had the Wholesale Banking Business School launch the capital velocity programme in 2023 to support our strategic ambitions. Participants learned how to optimise the balance book in the face of challenging external conditions.
Building leaders for today and tomorrow
ING has an abundance of internal talent and a strong culture of developing our people. In 2023, we introduced a new approach that gives us a broader, deeper and more global visibility of our talent across
ING. This includes emerging leaders and the functional and technical experts that drive the success of our business. As a result, we’re able to accelerate the development of these leaders, aiming for a healthy leadership pipeline that reflects our global and diverse organisation, and retain our experts that are hard to find in the market.
In 2023, we delivered a successful pilot programme to train rising leaders who are preparing for leadership roles. A diverse global pool of participants (50 participants, coming from 10 countries, 54 percent of whom were women) graduated from this intensive leadership programme focused on strategically relevant topics

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 51
such as sustainability, digitalisation and AI, combined with business challenges that allowed them to apply their learning to genuine business risks and challenges. The programme achieved an above-average Net
Promoter Score (NPS) of 73 and will be scaled up in 2024.
We also support the development of leaders at other key transition points. Our first-time leadership programme, Leadership Fundamentals, supported 315 people in 21 countries. Our programme for more experienced People Leaders was updated to include skills required to lead hybrid teams, with 463 participants in 2023.
In addition, we continue to attract and develop early-in-career talent through our global International Talent
Programme (ITP). In 2023, we hired 119 graduates in 11 countries and nine different areas of expertise
(Retail Banking, Business Banking, Wholesale Banking, Tech, Analytics, Risk, Operations, Finance and HR).
These 119 new trainees will replace the 77 that started in 2021, concluded the programme in 2023, and are now in roles across the bank.
Culture & organisation
Our vision is to unlock our people’s full potential through our inclusive culture where everyone has the opportunity to develop and have impact for our customers and society. To achieve this vision, we follow an approach that is based on data and evidence to keep track of progress.
Equal pay for equal work
Equal pay for equal work assesses whether female and male employees in the same job receive equal pay for equal work. We calculate this with our GJA, which allows us to compare like-for-like jobs. It categorises all
1,425 job profiles within ING in a standardised and simple way, using common language that makes it easier to compare and match accountabilities and capabilities across countries and business lines.
In 2023, ING performed an ‘equal pay for equal work’ assessment across all countries using data from 2022.
The results have been shared with the countries we operate in for further analysis. There are circumstances when it is appropriate to pay employees differently, even if they are doing similar jobs, for example because of differences in skills or differences in performance. Where any unjustified differences are found, we make the necessary adjustments to ensure equal treatment.
Diversity, inclusion and belonging
Using insights like the gender pay gap and equal pay for equal work analysis, we bring diversity, inclusion and belonging (DIB) to life with a full package of structure, data, metrics and communication. Our diversity and inclusion (D&I) policy commits us to:
•Actively support diversity, equity, and inclusion, and embed a culture where everyone is valued and treated with dignity and respect;
•Ensure that people leaders work in partnership with their teams to create and sustain an inclusive working environment where everyone's unique contribution is valued and where everyone feels a sense of belonging;
•Ensure that decisions affecting employment, learning and development, promotion and career development are based on an individual's ability and reflect genuine requirements of the job;
•Conduct annual analyses of our global gender pay gap and equal pay for equal work as part of our commitment to denounce discrimination and to promote equal remuneration for work of equal value for all employees;
•Provide everyone with the appropriate information, and training, on diversity, equity and inclusion in the workplace;
•Make the necessary adjustments to meet the needs of people with disabilities where reasonable and practicable to do so;
•Strive continually to provide people with a working environment that is free from discrimination and/or harassment of any kind;
•Behave in accordance with the values and behaviours of our Orange Code, which applies to all ING business units in all countries worldwide.
Our stance on discrimination
At ING, we denounce all forms of discrimination. We are working together to create an inclusive workplace and, in turn, play our part in building an inclusive world. To support our ongoing efforts to create meaningful change, we have measures that aim to keep discrimination from happening within our company.
Discrimination includes any distinction, exclusion or preference made on the basis of age, sex, gender identity or expression, gender reassignment, sexual orientation, family responsibility (including pregnancy, maternity, paternity and adoption), partnership status, cultural background, religion, race, ethnicity, physical or mental disability, nationality, political opinion, social origin or any other status, that has the effect of nullifying or impairing equal opportunity or treatment in employment. Any distinction, exclusion or preference not based on the inherent requirements of the job is deemed as discrimination.
A renewed global diversity, inclusion and belonging (DIB) strategy
To achieve the commitments set out in our global D&I policy, ING's senior management endorsed our new global DIB strategy in November 2022, which builds on our previous 70 percent principle. It contains clear actions on increasing gender diversity and equity, while setting a strategic roadmap for structural and behavioural inclusion at ING, in the actions of our leadership, in our individual and collective behaviours, and in our structures and processes. This way, we can achieve sustained and measurable change.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 52
We are equipping our most senior leaders with practical skills on inclusion through targeted workshops, attended by 140 leaders across ING globally so far. In 2023, members of our Management Board became allies of our diversity and inclusion employee networks, of which there are over 35 globally relating to gender, LGBTQI+, culture, race and ethnicity, disability, and generations. Through structured dialogue with the leaders of our employee network across ING, the members of the Management Board are learning about the experiences of employees of diverse identities with the aim of addressing structural inequalities and driving inclusive behaviour. As well as fostering diversity, inclusion and belonging in these areas, the networks raise awareness around how workplace issues affect certain groups and provide employees with a sense of connection and belonging. To celebrate the diversity of our global workforce and encourage inclusive behaviour, we held our fifth consecutive Global DIB Day in 2023, with 22 countries hosting over 90 events with the active engagement of 4,000 employees.
To improve gender diversity in senior management, in 2023 we made it a requirement that external recruitment firms provide gender diverse candidate lists. We promote flexible working to enable all parents to succeed professionally while managing their family lives. We have seen how flexible working benefits the lives of employees – especially those with care-giving responsibilities – which is why we remain an advocate of it. In our largest market, the Netherlands, we introduced extended parental leave for new mothers in
2023. This new provision complements our existing parental leave, which is gender neutral and inclusive of diverse families.
To achieve greater equity, we have embedded ‘bias interrupters’ in our recruitment, performance-
evaluation, and talent-assessment processes. We're also developing the capabilities of our people leaders and HR professionals to judge fairly and without bias.
We are committed to building a strong internal pipeline of talented women into senior leadership roles.
Through our leadership accelerator programme, which has a 54 (female)/46 (male) percent gender split in the participant group, we provide content that addresses gender-specific barriers to progression. We also monitor the gender balance in our leadership pipelines. In 2023, we added a second bank-wide gender diversity target to increase the representation of women in our leadership pipeline, in addition to the existing gender diversity target for senior leadership. The variable pay of our Executive Board and
Management Board Banking is linked to the delivery of these internal targets on gender diversity.
Much of our diversity data is based on demographic representation. Our gender diversity analysis continues to become more advanced, with combined dashboards of hiring, retention, and progression and forecasting tools. Furthermore, we are broadening the diversity demographics against which employees can self-
disclose, within legal and data protection parameters, to continually inform our strategies and meet increasing external reporting requirements. As we improve the quantity and quality of diversity demographics across ING, we will evolve our diversity target-setting where needed to address under-
representation.
To better understand our employees’ experiences of inclusion, we introduced an Inclusion Index in the fourth quarter of 2023 in our OHI survey. As part of this, we analysed different experiences of inclusion based on gender, age and organisational demographic, allowing us to take targeted action where required.
The Inclusion Index will be measured annually.
In 2023, we rolled out a diversity, inclusion and belonging learning curriculum for all employees, people leaders and senior leaders to encourage inclusive behaviours at all levels. The curriculum provides everyone with training on diversity, equity, and inclusion in the workplace.
External recognition of DIB efforts
One of the ways we create a more equitable and inclusive workplace is through external and independent review. ING was one of the 484 firms recognised in the 2023 Bloomberg Gender Equality Index (GEI), which offers public companies the opportunity to disclose information on how they promote gender equality across five separate areas: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand. In 2023, ING scored 72.3 percent, an improvement on the 70.35 percent score from 2022. This is the eighth year that we've been included in the listing.
We are a founding partner of Workplace Pride, an organisation dedicated to improving the lives of LGBTQI+
people in workplaces worldwide. Its activities include the International Workplace Pride Global Benchmark, which assesses companies in eight areas and identifies best practices. In 2023, ING scored 82.07 percent in the benchmark, an improvement on the 78.8 percent score in 2022, earning us a recognition of Workplace
Pride Ambassador for the fourth year running. ING is dedicated to having an LGBTQI+-inclusive culture and our Rainbow Lions networks across 10 locations have played an important role in shaping this.
Vitality
Our people are our biggest asset and only by unlocking their full potential will we be able to make a difference for our customers, our society and our planet. Therefore, we need the right energy, which at ING we call vitality. We are aware that work-related stress is a reality for some, and this is monitored both locally and globally through a vitality section in our employee survey once a year, with the results used to shape and track our vitality initiatives.
Building on the initiatives of 2022 to enhance our people’s vitality by supporting them in developing the right working habits, in 2023 we created a global set of ‘working habits for vitality’ that will help our people make the right decisions to maintain and improve their vitality. We also give people insights into their working habits through technology, and offer practical tools to help them work in a sustainable way. These can be team agreements on working flexibly, or training on how to maintain a healthy work-life balance.
We promote a flexible way of working among our employees through our International Remote Working programme, hybrid-work flexibility and various paid-time-off programmes.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 53
We aim to equip managers with the resources they need to support and guide their teams in having more
‘vitality’, because managers play a key role in the success of the ‘working habits for vitality’ by setting the right example. The training programme followed a phased roll-out approach until the end of 2023, and will continue in the first quarter of 2024.
We continue to count on local initiatives to offer customised vitality solutions to our employees. Alongside the continuous vitality offerings that are available every year, there were a number of local initiatives in
2023 to support our vitality pillars:
Mental health
In Germany, we put a focus on mental health by discussing sensitive topics in interviews with experts and gave colleagues information and support via monthly newsletters and lunch-and-learns. And at our Poland
Hubs, we marked Mental Health Week by giving employees access to related topics webinars, podcasts and activities.
Physical health
As part of our Collective Labour Agreement (CLA) in the Netherlands, more than 3,700 employees underwent a personal health check via an external partner. Based on their individual outcomes, we offered customised support to improve their vitality, such as online nutrition coaches, face-to-face vitality coaches and digital support tracks. Employees in Poland also received the same offer.
Social connection
Australia and Germany have either set up or expanded their mental health first aider peer-support networks. ING employees can opt in to be trained in mental-health first aid to signpost those struggling or in distress to the appropriate help.
Financial health
In countries such as the Netherlands, Romania, Poland, Spain, the Americas, Belgium, and Australia, we offer financial coaching for our employees to discuss how financially healthy they are.
Family and friends
Spain's ‘Plan Familia’ is a programme intended to support employees who have a dependent child with a congenital or acquired disability of over 33 percent with a monthly allowance. Poland has a similar offering.
Belgium rolled out the vitality boost programme, in which employees can follow an 8-10-week journey in the area of vitality they need most (on any of the pillars). This was a unique and multidimensional approach that has already led to positive employee experiences and impact.
Employee experience
Providing a superior customer experience is a strategic priority. This matters just as much for employees, and we are therefore focused on continuing to improve our employee experience. We aim to provide personal, easy and efficient services that encourage our people to unlock their full potential and be the best they can be. In 2023, we continued to deploy our global HR system to more than 70 percent of our total employee population. We also made progress in digitising our employee journeys with more automation, such as in the area of expenses or employee document handling. Another priority has been the simplification of HR processes and the reduction of administrative tasks for managers. For instance, in the
Netherlands, we reduced the number of notifications and approval steps on HR-related processes from
16,000 to 6,000 per month.
Customers
Part of ING’s purpose to empower people to stay a step ahead in life and in business means helping customers and society stay a step ahead of the challenges they’re facing. One of the ways we can make a difference here is by aiming to advance financial health and inclusion for customers and communities.
Customer-centricity policy
As a global bank, we recognise the impact our activities can have on society and individuals. Therefore, our
Orange Code promise is: ‘Integrity above all, by balancing the rights and interests of all stakeholders’. In
2023, we solidified this promise by creating a global customer centricity policy. The introduction of this policy is one measure we have taken to prevent contributing to customers’ financial distress. The policy is based on our customer golden rules (CGR).
ING’s purpose is to empower people to stay a step ahead in life and in business. To help our potential and/or existing customers do this, ING offers a large variety of financial products to a large variety of customers. As a result, ING faces a multitude of risks and regulations. The CGR define high-level common principles to ensure ING handles these risks and regulations appropriately. Complying with the CGR will help to:
•Ensure we protect, safeguard, and not violate the rights of customers;
•Ensure we put the customers’ best interests, protection, and needs at the centre of all our activities;
•Contribute to a sustainable society;
•Mitigate the risk of mis-selling and customer detriment.
The customer golden rules are:
•We offer products and services suitable for the customers throughout the whole relationship lifecycle.
•We offer products and services at a fair price considering the market, costs and risks.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 54
•We communicate information on products and services in a clear and non-misleading manner.
•We provide services and trusted advice through professionals with the necessary knowledge and expertise.
•We consider the Environmental, Social and Governance (ESG) risks and impact of our products and services.
When we create and sell products, it is our policy to take into account the wider interests of society. This means we aim to provide products that add value to individual customers, work to offer sustainable products and avoid publishing information that amounts to greenwashing or ethics washing. We also aim to provide access to our services for all clients, including those with, for example, low levels of digital literacy or a disability. Finally, we aim to meet the needs of customers at risk of vulnerability or marginalisation.
Financial health and inclusion
Financially healthy people and businesses can contribute to a healthy economy and help drive social progress. At the same time, money is a leading cause of stress for people, with half of European households struggling to make ends meet. According to the group European Pensions, one third are unable to face unexpected financial expenses and close to 40 percent are not saving for retirement.
ING aims to empower people and businesses towards improved financial health, a state in which an individual, household, micro, small or medium-sized enterprise can manage their current financial needs and have confidence in their financial future. This includes managing day-to-day finances to meet short-
term needs, the capacity to absorb financial shocks (resilience), the capacity to reach future goals, and feeling secure and in control of finances (confidence).
We’re working with the United Nations Environment Programme Finance Initiative under the Principles for
Responsible Banking to contribute to setting a measurement standard for financial health impact for our industry. As a founding signatory of the Commitment to Financial Health and Inclusion in December 2021,
we’ve committed to setting ambitious targets supported by measures around products and services, processes, data analytics and/or partnerships, with the aim of promoting financial inclusion, and fostering a banking sector that supports financial health.
Advancing customers' financial health and inclusion
ING aims to contribute to a positive, measurable impact on our customers’ financial health with a focus on those with whom we can have the biggest impact. We do this by focusing on a few specific impact areas.
For each area, best practices are shared between business units with the goal of learning from each other.
Financial inclusion, the first area, is about accessibility. ING wants to be an accessible bank for everyone, including people living with disabilities, whether that means sight, hearing, physical disabilities or cognitive/
learning disabilities. We have taken various steps, such as installing voice-activated ATMs in certain countries that make it easier for people with a visual impairment to withdraw money and also issuing bank cards with a notch on top so they can insert them correctly. These cards are also useful for customers with limited hand functionality. In Australia, customers with speech or hearing difficulties can do their phone banking via the national relay service and there’s a sign-language service in some of our bank branches in
Poland. Also, in the Netherlands, customers with a visual impairment can use screen readers (software applications that read out information displayed on a screen) in compatibility with ING.nl and the banking app, Mijn ING.
It is also about making sure everyone can easily understand our terms and conditions, that the information on our websites is readily accessible and that customers can use our online banking channels and mobile apps, irrespective of their situation. We started a programme in 2022 to align digital channels in all our EU
Retail Banking countries with the EU’s Web Content Accessibility Guidelines standard (WCAG 2.1). In the
Netherlands, the Mijn ING app is accessible with a voice-over to transfer money or to get current account insights.
The second area is focused on building financial resilience. Everyday Round Up, for example, encourages customers in Poland, Australia, Türkiye, Germany, Spain and Romania to build savings. ING in Spain’s Money
Up! money-management tool aims to help build healthy savings habits and optimise expenses. In the
Netherlands and Belgium, forecasting tools like Kijk Vooruit help customers plan and control their expenses.
For businesses, we launched a similar self-evaluation tool for our Romanian customers in 2023, with a focus on financial indicators using the customer's own data, and a bank diagnosis feature that identifies potential financial-health vulnerability. Also in Poland, we introduced a financial-health platform for entrepreneurs, called Firmove. This provides guidance to entrepreneurs in improving their financial well-being through their business operations. Additionally, it offers valuable advice and assistance to foster business growth and enhance sustainability.
Another focus area is that of financial education. Financial illiteracy is one of the biggest threats to financial health, which we aim to address especially for our young customers. In Belgium, we do this via a financial check-up session offered to young clients. In countries such as Germany, Italy and Spain, we use communication and education programmes to help them develop healthy savings and spending habits.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 55
Lastly, we see an important role of collaboration with external parties to support the energy transition of households. In an effort to have an inclusive transition, we are making steps to collaborate with parties such as banks, governments and others to provide financing means and access to energy education. Here we aim to focus our efforts on customers who could be struggling with financial health or with energy poverty.
In the Netherlands, ING is a participant of a collaboration between banks, the national heat fund, local municipalities and energy coaches to help homeowners tackle energy poverty.
Supporting financial health in the community
Our approach to community investment adapts to changing needs. Through a combination of global and local funding, we support programmes that contribute to inclusive economies in which everyone can participate. In 2023, ING, together with colleagues and clients, donated €18.7 million to a range of social programmes, €9.7 million of which was specifically focused on building financial health in communities, covering the areas of future-proof employment, financial capabilities and social enterprises.
We also donated to the humanitarian appeal to help communities affected by two devastating earthquakes in southern Türkiye and northern Syria, in February 2023. Together with colleagues and clients, we donated more than €7.6 million to UNICEF's emergency response and other humanitarian and development organisations.
Ukraine has been another target of our community investment. An example is our support for the NGO 'For the good people', focused on financial health and financial capabilities with the specific aim to support people who have lost their jobs due to mental health disorders. ING also supports 'Convictus Ukraine' and its
WINGs programme that helps improve the economic security of rural, vulnerable and marginalised women, especially those affected by the war.
ING’s Global Community Investment Fund provided funding to 20 financial-health projects from 13 countries to help them amplify the impact created at country level.
The ING Netherlands Foundation works with 11 local partners for equal job opportunities. One example is the collaboration with VHTO, a programme supporting gender diversity in the technology sector. VHTO has reached more than 11,000 primary and secondary education students with different activities in the classroom, removing the obstacles that can prevent girls choosing to study IT and eventually selecting it as a profession. The ING Netherlands Foundation also invests in Young Digitals, an organisation that teaches young people with fewer opportunities the skills they need to become digital marketers.
As examples of supporting employment, in Germany we partnered with MentorMe, a mentoring programme that supports vulnerable women in the job market. In Italy, we partner with ‘Fondazione Mondo
Digitale’ (Digital World Foundation) to train around 8,000 people per year, especially women, small entrepreneurs and young people not in education, with digital skills to better face the challenges of the labour market. In Belgium, we work with the King Baudouin Foundation managing four funds supporting (i) a more circular/inclusive economy, (ii) a more digitally inclusive economy, (iii) financial literacy and (iv)
sustainable buildings.
During 2023, ING also initiated projects that assist with financial capabilities In Spain, for example, we invest in the FARO Project, a public-private partnership between Madrid City Council, ING, and the Nantik Lum
Foundation. The programme trains the social workers in financial education, so they can help and talk to the users of the city’s social services about financial capabilities, including family finance, savings and avoiding debt.
We also promote financial health in the community by supporting social enterprise. For example, in
Bulgaria, we collaborated with the Reach for Change foundation in the development of the GROW incubator, part of the Open the Circle initiative, which provides tailored support for social enterprises that build skills and job readiness among young people from disadvantaged backgrounds. In Germany, together with Social
Impact GmbH, we match innovative social start-ups with established charities, to exchange knowledge, expertise and experience. We also provided funding to other social enterprise projects in the Czech Republic,
France, Poland, Romania, Singapore, Ukraine and the United States.
Human rights
We believe every person, everywhere, has the right to be treated with dignity and have their interests considered equally. ING and our clients have the potential to impact human rights through our operations and business relationships. Our impact is in the different roles we have: as an employer, a procurer of goods and services and a provider of financial services to corporate and individual customers.
We work to influence and support business partners to respect human rights in multiple ways. Our ESR framework includes an overarching policy on human rights to guide us when assessing clients and the transactions we finance. We also act on a variety of environmental, climate and social topics, as well as highlighting their interconnectivity.
In the beginning of 2024, we published our 2023 Human Rights Report where we assessed and identified our most severe potential human rights issues for our workforce, our Wholesale Banking and procurement activities. For our workforce we identified discrimination, harassment and work-related stress as key issues.
In our Wholesale Banking activities, the identified issues are child labour, forced labour, communities’ land and resource issues. Regarding our procurement activities, we identified forced labour and occupational health and safety.
Through our financing activities we have the potential to contribute to or be linked to negative human-rights impacts and issues, such as child labour and forced labour in relation to workers in the value chain, and land and resource-related community impacts in relation to local communities. Negative land and resource-

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 56
related community impacts may, for example, occur due to land acquisition and use of scarce or shared resources by clients we finance.
To mitigate these potential human-rights impacts, we have an Environmental and Social Risk (ESR) Policy
Framework, which includes an overarching human-rights policy that applies to all sectors we finance. In addition, we have human-rights elements in dedicated sector policies. We also mitigate potential negative human rights impacts in line with the UN Guiding Principles on Business and Human Rights (UNGP), as well as the OECD Guidelines for Multinational Enterprises on Responsible Business Conduct. We do this by understanding regional and portfolio risks, engaging with clients, using financial leverage when needed, and being cognisant of human-rights impacts when engaging with stakeholders.
We engage with different stakeholders (internally and externally) to identify common solutions to address human-rights issues. We consulted with human-rights consultants and civil-society organisations in drawing up our ESR policy review. We have been working on an integrated approach to stakeholder engagement at ING and invited clients to discuss challenges and issues that have been brought to our attention. We find it beneficial to have ongoing dialogue about our role in society, our products and services, our business performance and other issues. We also engage with other key stakeholder groups, including communities affected by projects in which we invest, government, regulators and national associations, as well as pressure groups and NGOs.
The transition out of fossil fuels and into a green economy may impact people, for example, potentially resulting in stranded assets and consequently affecting surrounding communities. It could also increase energy poverty for vulnerable people reliant on fossil fuels. We recognise that as the world transitions from a carbon-intensive economy into a green economy, we must collectively acknowledge the needs of people, especially the most vulnerable.
Through platforms that set standards on this topic, ING aims to be transparent about our progress in the hope that others will join us and strive to be a step ahead of broader expectations. Read more in
‘Environmental, social and governance risk’ in ‘Risk management’.
Governance
Good governance is an essential foundation for an effective ESG strategy. We are guided by our Orange Code, which sets our values and behaviours and ensures we work with integrity, transparency and high standards of business ethics. Strong management in our corporate leadership and board composition is also key to effective governance, ensuring the overall success of our ESG approach.
Business ethics and integrity
Our culture, including our risk culture, informs the behaviours we share across the organisation, helping us to make responsible decisions – for ourselves and for our customers – now and in the future. We aim to act with integrity, whether in encouraging employees to speak up and report concerns, guarding against corruption and financial crime, or managing our taxation responsibly and transparently.
Orange Code and global Code of Conduct
Our culture starts with the Orange Code, which is a declaration of who we are. It describes what we can expect from each other when we turn up to work each day. It is a set of standards that we collectively value, strive to live up to, and invite others to measure us by.
The Orange Code is the sum of two parts, the ING values and ING behaviours, with ‘Integrity above all’ being the overarching principle. The ING values (being honest, prudent and responsible) are non-negotiable promises we make to the world, principles we seek to stick to, no matter what. The ING behaviours (take it on and make it happen, help others to be successful, and always be a step ahead) represent our way to differentiate ourselves. The Orange Code is embedded in commitments we make to each other and the standards by which we measure each other’s performance.
The ING Global Code of Conduct outlines the 10 core principles for conduct we expect from employees.
These principles build on the values and behaviours of our Orange Code and are based on ING policies, minimum standards and guidelines we need to adhere to in our daily business. Having a global Code of

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 57
Conduct creates consistency in the way we do things and contributes to keeping ING safe, secure and compliant. Ultimately it helps to safeguard our customers, society and our role in the financial system.
Risk culture
At ING, we attach great importance to a sound risk culture, which is essential for performing our role in society responsibly and in keeping the bank safe and secure. We determine our risk culture as the way in which employees identify, understand, discuss and act on the many financial and non-financial risks we are confronted with every day.
The Orange Code and the global Code of Conduct are the foundation of ING’s risk culture. The global Code of
Conduct defines the most essential conduct principles expected from ING employees in their daily activities, to create additional risk awareness and better meet expectations stated in external rules and guidelines.
When ING employees onboard, they are required to take an e-learning and sign-off on their adherence to the global Code of Conduct. Also, every year, all ING employees receive an updated (micro-)e-learning on
(parts of) the global Code of Conduct. As of 2021, the global Code of Conduct is also embedded into our employees’ performance management cycle with the aim to ensure continuous attention to the global
Code of Conduct, and encourage the dialogue on how to apply it in our daily work practice.
The effectiveness of and compliance with the ING Global Code of Conduct is measured via annual employee acknowledgements and whistleblower data. Reporters can raise (suspicions of) breaches of the ING Global
Code of Conduct to the ING whistleblower channels. All 10 principles and their underlying topics (such as market abuse, conflict of interest, etc.) of the ING Global Code of Conduct are considered in scope of the
Whistleblower Policy.
Orange Code decision-making
Balancing the rights and interests of all our stakeholders is one of the key Orange Code principles. To further enhance risk judgement, we continued to apply the Orange Code decision-making model to dilemmas. This four-step model supports well-balanced decision-making.
Following the incorporation of the four-step model in the global product approval and review process (PARP)
policy, the Orange Code decision-making model was incorporated in Model Validation guidance. Risk culture and behavioural risk is continuing to train experts in this area to support the organisation in properly applying the model in practice.
Behavioural risk
Behavioural risk is an increasingly important risk area for ING and across the financial industry. It arises when behavioural patterns are at the root of financial and non-financial risks in the organisation.
The complexity of this type of risk is that it is less tangible compared to other risk areas because it focuses on behavioural patterns and their drivers. There are patterns in how decisions are made, how people communicate, and whether they can take ownership. Behaviour is driven by formal and informal mechanisms. Examples of formal drivers are the processes ING applies and how its governance is structured.
Informal drivers are less tangible, such as group dynamics or underlying beliefs that influence behaviour.
Behavioural risk assessments
Behavioural risk assessments identify and analyse undesired behaviours within ING and provide management with specific direction on how to change these behaviours. They focus on the effectiveness of groups rather than individuals, the role of leadership, and on less visible aspects such as team dynamics and unwritten social norms. The goal is to understand and systematically assess what drives undesired habits at
ING. The behavioural risk management framework is used as a guide across ING to identify behavioural risks in the organisation which require deeper investigation.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 58
Behavioural risk interventions
Based on the results of the executed behavioural risk assessments, interventions are taken to mitigate the behavioural risks in a focused manner. Effective mitigation requires a deep understanding of what drives undesired behaviours. Behavioural and organisational science theories and evidence-based techniques and tools play an important role in designing and facilitating interventions.
In 2023, interventions were focused on KYC. New interventions have been designed and developed in close cooperation with HR and Compliance to improve speak-up and escalation behaviour across the organisation.
Whistleblower
Everyone at ING is expected to always act with integrity and uphold the values and behaviours of our
Orange Code. We won’t ignore, tolerate, or excuse behaviour that breaches our values or people’s trust in
ING. There are many ways for employees to speak up if they have a concern. Reporting is always confidential and, if preferred, also anonymous. It is our policy to follow up on reports, with an emphasis on protecting whistleblowers’ identity.
We aim to protect those who report concerns, which is why we regularly look for ways to enhance and standardise the whistleblower process. This includes safeguarding identities and trying to proactively prevent retaliation. Across the organisation we’re aligning channels, like our ‘speak up’ channels for undesirable behaviour, which we’ve brought together in our global Speak Up programme. Anyone who reports a concern can now choose the appropriate channel, so the reporter journey becomes more consistent with the same level of protection. Collecting insights across certain channels has allowed us to better manage anonymous concerns and track whether those that were found to be substantiated were followed up. We continue to share sanitised reports with the organisation to encourage employees to speak up.
Financial economic crime
By fulfilling the role of gatekeeper to the financial system, ING plays a role in the collective fight against financial crime while ensuring that ING remains safe, sound, and compliant – in accordance with applicable regulations such as the Dutch Financial Supervision Act (Wft) and the Dutch Anti-Money Laundering and
Anti-Terrorist Financing Act (Wwft), and with expectations of society at large.
Bribery and corruption
Bribery and corruption undermine business confidence and corporate integrity, hinder fair business competition, and harm international trade. ING takes these risks seriously. Bribery and corruption risks are part of our non-financial risk framework, and are in the design of our client and third-party due diligence, and monitoring measures in our financial crime risk-management framework. We have continued to strengthen our ability to respond to bribery and corruption risks in key areas, as part of our multi-year maturity programme. This supports our zero-tolerance approach to bribery and corruption, and meeting governance elements of our sustainability objectives.
All ING employees and third parties acting for and on behalf of ING at every level of the organisation are expected to always do business in accordance with the values and behaviours of ING’s Orange Code. ING has a zero-tolerance approach to bribery and corruption in all of its relationships and business dealings. This forms part of its commitment to conduct business in an honest, prudent, and responsible manner. ING does not, and will not, accept and pay bribes or offer improper inducements or anything that could be perceived as such. ING expects the same from its customers, business partners, and third parties that perform services or deliver business on its behalf. In support of its anti-corruption and bribery policies and procedures, ING has a sound governance structure in place.
Failure to detect signals of money laundering related to human trafficking and modern slavery may result in the lives of customers and/or other people being substantially harmed. For instance, if a customer is a human trafficker and their activities remain undetected, the safety, security, and dignity of their victims are at risk. If a customer is a victim of human trafficking, failure to detect signals of money laundering related to socioeconomic fraud and human trafficking may stand in the way of saving that customer from a harmful practice. On an annual basis, ING conducts a Systemic Integrity Risk Analysis (SIRA) for all its entities. SIRA is the baseline risk assessment for bribery and corruption. In 2023 the outcome of the assessment was that no location was perceived as having residual risks of concern.
Know Your Customer
Know Your Customer and financial crime compliance continue to play a major role in making sure we only engage and do business with people and entities that meet regulatory requirements. Knowing who we do business with is vital to keeping ING safe, secure and compliant. As part of our ongoing anti-money laundering efforts, we continuously assess relationships with customers, and monitor and screen transactions. It is our policy to review potentially unusual transactions and suspicious transactions and, where applicable, report these to the relevant authorities.
Given that we operate in many countries, and our position in the Dutch financial sector and broader society,
ING is considered an important stakeholder in the financial sector in realising this priority, together with other gatekeepers in the financial system. These include the Dutch Banking Association, the Dutch Central
Bank and other public partners, such as the Tax and Customs Administration, Financial Intelligence Unit, the
Fiscal Intelligence and Investigation Service (FIOD) and the Public Prosecutor’s Office.
ING is focused on continuing to embed applicable requirements in our processes and procedures, including in our IT systems and data sources, in a robust and sustainable way, and driving a business environment

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 59
that is compliant by desire and design. The bank also executes ongoing training and awareness to develop its people to have the right knowledge and skills.
Transparency
As we strive to be a banking leader in building a sustainable future, we communicate transparently on our actions, we share our successes, but also our challenges. We’re clear and open, sharing our progress towards our ESG targets. We also recognise how important it is to continuously interact with all stakeholders, cultivating relationships that drive positive change.
Taxation
Our tax policies and performance are key elements under the governance pillar of our ESG framework. We are mindful that every aspect of our business, including our approach to tax, has an impact on society. We have therefore chosen to formalise our approach to clarify our views on responsible tax behaviour and tax governance.
Our tax principles, which are applicable worldwide, mirror ING’s values of integrity, honesty, prudence and responsibility. These values are the main drivers for our relationship with tax authorities and for the adoption of tax transparency as standard practice.
Tax principles and governance
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
Disclosures are made in accordance with relevant domestic regulations, as well as applicable reporting requirements and standards such as the International Financial Reporting Standards. The ING annual report contains a country-by-country overview of the result (before tax) and the total corporate income tax charge paid and accrued per tax jurisdiction. ING also submits, annually, a similar type of overview to tax authorities which enhances their insight into our tax position.
ING joined the Dutch Tax Governance Code developed by the Confederation of Netherlands Industry and
Employers (known as VNO-NCW). ING embraces the principles of the code and will work consciously to comply with the targets set, as laid out in our Tax Governance Code booklet. This is available on ing.com in the Compliance section under About Us. The financial information in the Tax Governance Code is recorded under notes to the consolidated financial statements in this annual report (see Note 31, Information on geographical areas and Note 34, Taxation).
Tax policies, procedures and a tax control framework have been implemented to support management in mitigating potential tax risks in a prudent manner. Internal monitoring, control and reporting of tax-related risks takes place on a continuous basis with annual reporting to the Management Board and Supervisory
Board and various other stakeholders. For SOx 404 purposes (section 404 of the Sarbanes-Oxley Act), an
‘effectiveness of internal control statement’ with respect to tax controls has been provided. Tax risk management is subject to Corporate Audit testing and evaluation. As part of the tax risk assessment, if applicable, the potential use of (tax) incentives and/or subsidies is considered acceptable to the extent explicitly intended by the authorities.
In all countries in which ING is present, it is ING’s position to be cooperatively tax compliant. This implies being transparent about, and disclosing, relevant tax risks towards tax authorities.
We also believe in the principle that tax should follow business, so profits are allocated to the countries where business value is created. It is our policy to comply with domestic and international laws and regulations, taking account of both the letter and the spirit of the law, as well as standards such as the OECD guidelines for multinational enterprises, and we apply the arm’s length principle.
Tax position of clients
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
Tax risks not only refer to ING’s own tax position, but also our role as gatekeeper for the financial system as well as risks in relation to our customers. In this respect, we have integrated a tax-integrity assessment in our overall customer risk assessment process.
It is our policy not to advise clients on taxation matters. Clients remain responsible for their own tax position.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 60
Regulation and Supervision
The banking and broker-dealer businesses of ING are subject to detailed and comprehensive supervision in all of the jurisdictions in which ING conducts business.
Regulatory agencies and supervisors have broad administrative power and enforcement capabilities over many aspects of our business, which may include liquidity, capital adequacy, permitted investments, ethical issues, money laundering, anti-terrorism measures, privacy, recordkeeping, product and sale suitability, marketing and sales practices, ESG, remuneration policies, personal conduct and our own internal governance practices. Also, regulators and other supervisory authorities in the EU, the US and elsewhere continue to scrutinise payment processing and other transactions and activities of the financial services industry through laws and regulations governing such matters as money laundering, anti-terrorism financing, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures.
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
As the third pillar of the Banking Union, the EU wants to further harmonise the regulation for Deposit
Guarantee Schemes (DGS). One of the key elements is the creation of ex-ante funded DGS funds, financed by risk-weighted contributions from banks. Since 2015, the EU has been discussing a pan-European (or pan-
banking union) DGS (the European Deposit Insurance Scheme (EDIS)), which would (partly) replace or complement national compensation schemes, but there is no EDIS yet as political negotiations have stalled.
On 18 April 2023, the European Commission published the proposals for the revision of the common framework for bank crisis management and deposit insurance (CMDI) that focuses on small and medium-
size banks, but will affect all EU banks. The CMDI framework consists of the Bank Recovery and Resolution
Directive (BRRD), the Single Resolution Mechanism (SRMR) and the Deposit Guarantee Schemes Directive
(DGSD). Proposals on revision of the CMDI are now subject to political negotiations (with some exceptions concerning e.g. changes to so called "daisy-chain" deductions framework that were already agreed politicly, and might affect how ING's subsidiaries calculate their internal MREL ratios once proposals are published).
The revision of the CMDI framework is part of the debate on the completion of the Banking Union and in particular its third and missing pillar EDIS.
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
Global Regulatory Environment
There is a variety of proposals for laws and regulations that could impact ING globally, in particular those made by the Financial Stability Board and the Basel Committee on Banking Supervision at the transnational level and an expanding series of supranational directives and national legislation in the European Union (see
“Item 3. Key Information — Risk Factors — We operate in highly regulated industries. Changes in laws and/
or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability). The aggregated impact and possible interaction of all of these proposals are hard to determine, and it may be difficult to reconcile them where they are not aligned. The financial industry has also taken initiatives by means of guidelines and self-
regulatory initiatives.
Dodd-Frank Act and other US Regulations
ING Bank has a limited direct presence in the United States through the ING Bank Representative Offices in
New York, Dallas (Texas), Houston (Texas), and Los Angeles (California). Although the offices’ activities are strictly limited to essentially that of a marketing agent of bank products and services and a facilitator (i.e.
the offices may not take deposits or execute any transactions), the offices are subject to the regulation of the State of New York Department of Financial Services, the State of Texas Department of Banking, the
California Department of Financial Protection and Innovation, as well as the Federal Reserve. ING Bank also

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 61
has a subsidiary in the United States, ING Financial Holdings Corporation, which through several operating subsidiaries offers various financial products, including lending, and financial markets products. These entities do not accept deposits in the United States on their own behalf or on behalf of ING Bank N.V.
The ING subsidiary, ING Capital Markets LLC, is registered as a swap dealer and subject to a statutory regulatory regime and CFTC rules and oversight. As a registered entity, it is subject to, among others, business conduct, record-keeping and reporting requirements, as well as margin requirements and capital requirements. In that regard, because ING Capital Markets LLC is not subject to regulation by a prudential regulator, it is required to comply with the CFTC’s capital requirements. In addition to the obligations imposed on registrants (such as swap dealers), other requirements relating to reporting, clearing, and on-
facility trading have been imposed for much of the off-exchange derivatives market and new risk management requirements have been proposed focused on business continuity, cybersecurity, and operation resilience generally. It is possible that some of these compliance requirements, especially the capital requirements, will increase the costs of and restrict participation in the derivative markets. This could have the effect of restricting trading activity, reducing trading opportunities and market liquidity, potentially increasing the cost of hedging transactions and the volatility of the relevant markets. This could adversely affect the business of ING in these markets. The proposed new risk management requirements could impose significant compliance costs to the extent inconsistent with the existing group-wide framework.
ING Capital Markets LLC is also registered as a security-based swap dealer and is subject to a statutory regulatory regime and SEC rules and oversight. The SEC has adopted regulations, among others, establishing registration, reporting, risk management, business conduct, and margin and capital requirements for security-based swaps. While ING Capital Markets LLC, as a security-based swap dealer, is required to comply with SEC rules with respect to most of these requirements, SEC rules have permitted an “Alternative
Compliance Mechanism” that allows for compliance, subject to eligibility requirements, with CFTC capital and margin rules applying to swap dealers in lieu of SEC capital and margin rules applying to security-based swap dealers. ING Capital Markets LLC has elected to use the Alternative Compliance Mechanism. However,
should ING Capital Markets LLC in the future be ineligible for the “Alternative Compliance Mechanism”, it would be subject to SEC security-based swap dealer rules for margin, capital, and related financial reporting instead of the CFTC swap dealer rules applied to security-based swaps with respect to margin, capital, and related financial reporting.
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
The Dodd-Frank Act also created a new agency, the Financial Stability Oversight Council (FSOC), an interagency body that is responsible for monitoring the activities of the U.S. financial system, designating systemically significant financial services firms and recommending a framework for substantially increased regulation of such firms, including systemically important non-bank financial companies that could consist of securities firms, insurance companies and other providers of financial services, including non-U.S.
companies. ING has not been designated a systemically significant non-bank financial company by FSOC and FSOC initiating such a designation currently is deemed unlikely.
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
Basel III and European Union Standards as currently applied by ING Bank
In all jurisdictions where the bank operates through a separate legal entity that is a credit institution, ING must meet the local implementation of Basel requirements as well. ING uses the Advanced IRB Approach for credit risk, the Internal Model Approach for its trading book exposures and the Advanced Measurement
Approach for operational risk. A small number of portfolios including certain sovereign exposures are reported under the Standardized Approach for credit risk.
In December 2010, the Basel Committee on Banking Supervision announced higher global minimum capital standards for banks, and introduced a new global liquidity standard and a new leverage ratio (LR). The Basel
Committee's package of reforms, collectively referred to as the “Basel III” rules, among other requirements, increased the amount of common equity required to be held by subject banking institutions, prescribed the amount of liquid assets and the long term funding a subject banking institution must hold at any given moment, and limited leverage. Banks are required to hold a “capital conservation buffer” to withstand future periods of stress. Basel III also introduced a “countercyclical buffer” as an extension of the capital conservation buffer, which permits national regulators to require banks to hold more capital during periods

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 62
of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III strengthened the definition of capital that had the effect of disqualifying many hybrid securities. during the years 2013-2022, as well as increased capital requirements associated with certain business conditions (for example, for credit value adjustments (CVAs) and illiquid collateral) as part of a number of reforms to the
Basel II framework. In addition, the Basel Committee and Financial Stability Board (“FSB”) published measures that have had the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, “systemically important financial institutions” (SIFIs), in addition to the Basel III requirements otherwise applicable to most financial institutions. One such measure, published by the FSB in November 2015, is the
Final Total-Loss Absorbing Capacity (TLAC) standard for G-SIFIs, which aims for G-SIFIs to have sufficient loss-
absorbing and recapitalisation capacity available in resolution. ING has been designated by the Basel
Committee and FSB as a so-called “Global Systemically Important Bank” (G-SIB), since 2011, and by DNB and the Dutch Ministry of Finance as a “other SII” (O-SII) since 2011. Since December 2020 DNB has required ING
Group to hold a 2.5% O-SII Buffer in addition to the capital conservation buffer and the countercyclical buffer described above. In May 2023 DNB announced that O-SII Buffer for ING will be lowered to 2.0% from 31 May
2024.
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
CRRII / CRD V and BRRDII
On 27 June 2019, a series of measures referred to as the Banking Reform Package (including certain amendments to CRR and CRDIV commonly referred to as ‘CRR II’ and CRD V’) came into force, subject to various transitional and staged timetables. The adoption of the Banking Reform Package concluded a process that began in November 2016 and marks an important step toward the completion of the European post-crisis regulatory reforms, drawing on a number of international standards agreed by the Basel
Committee, the Financial Stability Board and the G20. CRDV was implemented in Dutch law in 2020. The
Banking Reform Package updates the framework of harmonized rules established following the financial crisis of 2008 and introduces changes to the CRR, CRDIV, the Bank Recovery and Resolution Directive (BRRD)
and the Single Resolution Mechanism Regulation (SRMR). The Banking Reform Package covers multiple areas, including the Pillar 2 framework, the introduction of a leverage ratio requirement of 3% and a leverage ratio buffer requirement of 50% of the G-SIB buffer requirement (applicable per 1 January 2023), a binding Net Stable Funding (NSFR) ratio based on the Basel NSFR standard but including adjustments with regard to e.g. pass-through models and covered bonds issuance, mandatory restrictions on distributions, permission for reducing own funds and eligible liabilities, macroprudential tools, a new category of ‘non-
preferred’ senior debt, the minimum requirement for own funds and eligible liabilities (MREL) and the integration of the TLAC standard into EU legislation. Further, the EBA obtained a mandate to investigate how to incorporate environmental, social, and governance (ESG) risks into the supervisory process and what the prudential treatment of assets associated with environmental or social objectives should look like.
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
In 2020, the last TRIM ECB inspection ended. Most of the remedial actions triggered by the TRIM assessments resulted in the redevelopment of the credit risk models and were addressed. The resolution of remaining remedial actions is ongoing and is linked mainly to the implementation timelines of the CRRIII/CRD VI.
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
ING Group Annual Report 2023 on Form 20-F 63
Final Basel III reforms
In December 2017 the Basel Committee finalised its Basel III post-crisis reforms with the publication of the revisions to the prudential standards for credit, operational and credit valuation adjustment (CVA) risk as well as the introduction of an output floor. This package of reforms aims to increase consistency in risk-
weighted asset calculations and improve the comparability of banks’ capital ratios. The use of internal models will be reduced and the standardised approaches will be made more risk-sensitive and granular.
Following a one-year deferral due to COVID-19, these reforms will take effect from 1 January 2023 and will be phased in over five years. The implementation of the EU/Basel III reforms will have impact on ING’s risk-
weighted assets and capital ratios, but it is expected that other new banking regulations and model reviews bring forward a significant part of this impact before the EU implementation date.
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
The proposed implementation date is set at 1 January 2025 for most provisions under review, with a phase-
in period for the output floor of five years. This is two years later than the BCBS’s deadline. The European
Commission also proposes a number of other targeted transitional requirements, phasing out by 2032 at the latest.
In December 2023 the EU co-legislators reached a political agreement on the review, but the final legislative texts are yet to be published.
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
Recently, however, various authorities began to increase the CCyB again, including De Nederlandsche Bank
(DNB; for exposures in the Netherlands), Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin; for
exposures in Germany) and National Bank of Belgium (NBB; for exposures in Belgium). DNB increased the
CCyB to 1% from May 2023 and to 2% from May 2024 (in line with the revised countercyclical capital buffer framework DNB intends to apply a 2% CcyB in a standard risk environment). BaFin decided to set the CcyB at 0.75% from February 2023. NBB increased the CCyB to 0.5% from October 2023 and to 1% from April
2024. Other authorities announced increases, too.
The CET1 requirement, including buffers, for ING Group at a consolidated level was 10.98% as end of 2023.
This requirement is the sum of a 4.5% Pillar I requirement, a 0.98% Pillar II requirement, a 2.5% Capital
Conservation Buffer (CCB), a 0.50% Countercyclical Buffer (CCyB) (based on 31 December 2023 positions)
and a 2.5% O-SII buffer that is set separately for Dutch systemic banks by the Dutch Central Bank (De
Nederlandsche Bank). This requirement excludes the Pillar II guidance, which is not disclosed. The fully loaded CET1 requirement (that reflects measures already known on 31 December 2023 but not yet applicable) would amount to 10.76% (4.5% Pillar I requirement, a 0.93% Pillar II requirement, a 2.5% CCB, a
0.84% CCyB and a 2.0% O-SII buffer).
The Maximum Distributable Amount (MDA) trigger level stood at 10.98% as end of 2023 for CET1, 12.81% for
Tier 1 Capital and 15.25% for Total Capital (after the application of Art.104a of CRDV). ING Group met these requirements. In the event that ING Group breaches the MDA level, ING will face restrictions on dividend payments, AT1 instruments coupons and payment of variable remuneration.
Bank recovery and resolution directive
Since its adoption by the European Parliament in 2014, the Bank recovery and resolution directive (BRRD)
has become effective in all EU countries after transposition into national law, including in the Netherlands.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 64
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
In April 2023 the European Commission published a legislative proposal to review the EU’s existing bank crisis management and deposit insurance (CMDI) framework, with a focus on medium-sized and smaller banks. Key elements of the proposal include among others: 1) a further harmonization of national insolvency hierarchies - all deposits would rank above ordinary unsecured claims in insolvency and the relative ranking between the different categories of deposits would be replaced by a single tier depositor preference (this may result in a detriment to ordinary unsecured liabilities in case they would no longer rank pari-passu with some of the deposits), 2) a broader use of deposit guarantee schemes to support resolution of banks, and 3) an expansion of the scope of resolution tools for smaller and mid-size banks. The EU co-
legislators continue to negotiate the proposals. Based on the draft proposal, majority of the changes would apply from 18 months from the date of entry into force.
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
In 2023, ING Group received an updated formal notification from De Nederlandsche Bank (DNB) of its MREL requirements. The MREL requirement has been established to ensure that banks in the European Union have sufficient own funds and eligible liabilities to absorb losses and to recapitalize bank in the case of a resolution. The MREL requirement is set for ING Group at a consolidated level, as determined each year by the Single Resolution Board (SRB). The following MREL requirements for ING Group were applicable on 31
December 2023: 22.29% of RWA, and 5.97% of LR exposure (intermediate MREL targets set by SRB). From 1
January 2024, ING Group will be subject to the following MREL requirements: 23.51% of RWA, and 7.27% of
LR exposure.
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
On top of MREL and TLAC RWA requirements, ING Group is required to meet the Combined Buffer
Requirement (CBR) of 5.50% of CET1 (as of 31 December 2023). Fully loaded CBR (that reflects measures already known on 31 December 2023 but not yet applicable) would amount to 5.34%. ING Group met these requirements. If ING Group breaches the CBR on top of MREL/TLAC (M-MDA), ING may face restrictions on dividend payments, AT1 instruments coupons and payment of variable remuneration.
Apart from the requirements for the Group on a consolidated level, the internal MREL requirements are also set for individual ING subsidiaries in EU.
Stress testing
Stress testing is an important risk management tool that provides input for strategic decisions and capital planning. The purpose of stress testing is to assess the impact of plausible but severe stress scenarios on
ING’s capital and liquidity position. Stress tests provide complementary and forward-looking insights into the vulnerabilities of certain portfolios, with regards to adverse macroeconomic circumstances, stressed financial markets, and changes in the (geo)political climate. In addition to assessing P&L, capital and liquidity positions of ING for a range of different scenarios, idiosyncratic risks are also included. The outcome of these stress tests help management get insight into the potential impact and define actions to mitigate this potential impact.
In addition to running internal stress test scenarios to reflect the outcomes of the annual risk assessment,
ING also participates in regulatory stress test exercises. ING participated in the 2023 EU-wide stress test. The exercise has been coordinated by the European Banking Authority (EBA) and carried out in cooperation with the European Central Bank (ECB), the European Systemic Risk Board (ESRB), the European Commission (EC)
and the Competent Authorities (CAs) from all relevant national jurisdictions. The baseline macro-financial scenario is based on the projections from the EU national central banks, IMF and OECD. The adverse stress test scenario was developed by the ESRB. Both the scenario covers the three years from 2023 to 2025 in line with the EBA methodology.
The 2023 EU-wide stress test exercise was carried out applying a static balance sheet assumption as of
December 2022, and therefore does not take into account current or future business strategies and mitigating actions. The results of the EBA stress test shows that even under the severe but hypothetical scenario ING’s is able to withstand these circumstances even when no mitigating actions have been taken into account. Under the hypothetical baseline scenario and EBA’s methodological instructions, ING Group would have a fully loaded common equity Tier 1 capital ratio (CET1) of 14.37% in 2025. Under the hypothetical adverse scenario and EBA’s methodological instructions, ING Group would have a fully loaded
CET1 ratio of 8.92% in 2025. Our commitment to maintain a robust, fully-loaded Group common equity Tier

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 65
1 (CET1) ratio in excess of prevailing requirements remains. ING Group published an actual CET1 ratio of
14.47% per 31 December 2022 (a reference date for the stress test), and 14.68 % per 31 December 2023.
The next EBA EU-wide stress test will be held in 2025.
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
Since 2015, the EU has been discussing the introduction of a pan-European deposit guarantee scheme
(‘EDIS’), but so far no political agreement has been reached on the creation of EDIS.  To strengthen the
Banking Union, the common framework for bank crisis management and deposit insurance (CMDI) might be reformed by making changes to three existing key pieces of EU legislation: the Bank Recovery and
Resolution Directive (BRRD), the Single Resolution Mechanism Regulation (SRMR), and the Deposit Guarantee
Schemes Directive (DGSD). The European Commission published the proposals on 18 April 2023.
Instant Payments and the Payment Services Regulation/PSD3
In November 2023 the Council and the European Parliament reached political agreement on the proposal for an instant payments regulation. The proposal aims to ensure that instant payments in euro are affordable, secure and without hindrance across the European Union. Instant Payments are to be credited to the account of the beneficiary within 10 seconds after receipt of the payment order by the payer’s payment service provider and shall be available 24 hours a day all year round. The regulation introduces a service to be provided by payment service providers to payers to verify the match between the bank account number and the name of the beneficiary provided by the payer to prevent mistakes or fraud.
In June 2023 the European Commission launched its proposal for the Payment Services Regulation (PSR) and
Payment Services Directive 3, which together will succeed the current directive for payment services (PSD2).
The main changes relate to fraud, further development of open banking, the granting of access to payment systems to non-bank payment service providers, further improving consumer rights and obligations and national competent authorities to closely monitor compliance and take enforcement action where relevant.
The combat of fraud stands out and addresses new fraud types, such as impersonation fraud. To that end
PSR introduces: an obligation for electronic communications services providers to contribute to the collective fight against fraud, the IBAN/name check, a legal basis for payment service providers to share fraud related data, intensified transaction monitoring and an obligation for payment service providers to increase fraud awareness through education. All actors in the ecosystem must contribute to the combat of fraud. PSR grants certain refund rights to consumers that suffered damages from the failure of the IBAN/name verification or that are a victim of bank employee impersonation fraud. Agreement on final texts is not expected for the upcoming European elections.
The single currency package: the digital euro and access to cash
In October 2023 the ECB’s governing council announced to start the preparation phase for the digital euro.
In June 2023 the European Commission launched its legislative proposal establishing the legal framework for such euro. It will ensure that people and business when paying with central bank money also have the possibility to pay digitally, both online and offline, in addition to coins and banknotes. The legislative proposal on the legal tender of euro cash safeguards the role of cash, it shall continue to be a means of payment and should continue to be easily accessible.
Benchmarks Regulation
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
Benchmarks, such as the London Interbank Offered Rate (LIBOR), the Euro Overnight Index Average (EONIA),
the Warsaw Interbank Offered Rate (WIBOR), the Canadian Dollar Offered Rate (CDOR) and Mexico’s
Interbank Equilibrium Interest Rate (TIIE), have been either discontinued or are the subject of ongoing national and international regulatory reform. ING has established a global benchmarks transition office

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 66
which is coordinating benchmark transitions with a global impact, to safeguard a controlled execution of all elements in a transition. For qualitative and quantitative disclosures on IBOR transition refer to “Additional information – ING Group Risk Management – Market Risk”.
KYC Requirements
Financial institutions continue to face new and increasingly complex regulatory requirements, contributing to increasing costs of compliance, in the context of heightened regulatory scrutiny. Generally, we expect the scope and extent of regulations in the jurisdictions in which we operate to continue to increase.
The evolving regulatory landscape drives the need for continuous change in the various processes, procedures and systems of the bank. Where the timeline for implementation of new or revised requirements is sometimes quite short, this presents challenges to financial institutions in general. In addition, in some instances, the complexity of the regulatory landscape gives rise to potential tension between applicable laws and regulations at a local and/or global level. For example, there seems to continue to be no full uniformity within the European Union (EU) about the proper application, interpretation and/or execution of restrictive measures under EU sanctions against Russia (imposed as per February 2022, and updated from time to time since then, as further described in the below paragraph on ‘Sanctions related developments’). Another example is the potential tension between data privacy (GDPR) and AML/CFT and anti-corruption laws and regulations; including the requirement to share information relating to financial crime concerns to manage risk exposure across the group, while complying with the legislative requirements relating to data, which can differ significantly depending on jurisdiction.
ING is focussed on continuing to embed applicable requirements in our processes and procedures, including in our IT systems and data sources, in a robust and sustainable way; driving a business environment which is compliant by desire and design. The bank also executes ongoing training and awareness to develop its people to have the right knowledge and skills.
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
AML/CTF-related developments
In July 2021, the Commission of the European Union (EU) presented a new package of legislative proposals to strengthen the EU’s rules on anti-money laundering and countering the financing of terrorism (AML/CFT).
This package consists of the following four items:
•a draft regulation, aimed to establish a new EU AML authority, which shall have direct administrative and enforceability powers to impose sanctions and penalties against obliged entities established in EU
Member States (the AMLA). Given the cross-border nature of financial crime, the AMLA is aimed to boost the efficiency of the EU AML/CFT framework, by creating an integrated mechanism with national supervisors to ensure obliged entities comply with AML/CFT-related obligations in the financial sector.
AMLA will also have a supporting role with respect to non-financial sectors, and coordinate financial intelligence units in EU member states. In addition to supervisory powers and in order to ensure compliance, in cases of serious, systematic or repeated breaches of directly applicable requirements, the
AMLA shall impose pecuniary sanctions on the selected obliged entities.
•a draft regulation, recasting the current regulation on transfers of funds which aims to make transfers of crypto-assets more transparent and fully traceable by, inter alia, introducing the so-called ‘travel rule’
which aims to provide the EU with a solid and proportional framework that complies with the most demanding international standards on data sharing (data shall travel along with the funds and thus
‘follow the money’) and the exchange of crypto-assets, in particular recommendations 15 and 16 of the
Financial Action Task Force (FATF),
•a draft regulation on AML requirements for the private sector, having direct effect in the local jurisdictions of EU Member States, catering for the prevention of the use of the financial system for the purposes of ML/TF (the AMLR), and
•a draft directive (AMLD6) on AML/CTF mechanisms, to be implemented into national laws and thereby put in place by the EU Member States for the prevention of the use of the financial system for the purposes of ML/TF, and repealing the fourth EU AML Directive, Directive (EU) 2015/840 (AMLD4), as amended by the fifth EU AML Directive, Directive (EU) 2018/843 (AMLD5).
In June 2022, the EU Council and Parliament reached a provisional agreement on the regulation on transfers of funds. More recently, in December 2023, the EU Council and the Parliament also reached a provisional agreement on the creation of the AMLA.
More (AMLA-, ALMR-, AMLD6- and other AML/CTF-related) developments are expected in the upcoming years, starting with 2024.
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
ING Group Annual Report 2023 on Form 20-F 67
ING Group maintains a limited legacy portfolio of guarantees, accounts, and loans that involve various entities with a connection to Iran. These positions remain on the books but certain accounts related thereto are ‘frozen’ where prescribed by applicable laws and procedures and in all cases subject to increased scrutiny within ING Group. ING Group may receive loan repayments, duly authorised by the relevant competent authorities where prescribed by applicable laws. For the calendar year 2023, ING Group had limited revenues (comparable to the revenues in 2022, amounting to approximately USD 40,000). No net profit is made as there were no repayments made in 2023.
Sanctions related developments
Russia’s invasion of Ukraine has fundamentally changed the global political landscape, resulting in a world-
wide response, whereby new and significant sanctions packages were imposed against Russia and Belarus since the end of February 2022 and continuing later such year and throughout 2023. These new sanctions add to existing sanctions imposed on Russia since the 2014 annexation of Crimea.
A significant amount of new sanctions has therefore been implemented since. During 2023, there have been several noteworthy developments highlighting the increasing focus of the EU, US, and other governments on the potential circumvention of sanctions against Russia, and the roles of third countries and companies in facilitating the circumvention or undermining of such sanctions’ measures. This has prompted a concerted effort by said governments to impose pressure on companies operating in these jurisdictions, and to stop the sanctions measures from being sidestepped by targeted Russian parties. The EU introduced additional measures combating sanctions circumvention and several locations have come into focus as potential diversion hubs. ING continues to actively combat sanctions circumvention and takes great efforts to make its employees and customers aware of the sanctions circumvention risks of the named countries.
The increase in sanctions as a result of Russia’s invasion has contributed to the increased efforts to cater for
ING’s control framework to remain robust to effectively mitigate against the bank’s sanctions risks, and apply greater scrutiny of transactions alerted for heightened risk of non-compliance with applicable sanctions. With the Russian invasion of Ukraine, the global sanctions regimes have been in overdrive, creating a very complex environment, besides other geopolitical developments. Intensive focus on sanctions
(worldwide) is expected to be continued for the coming years.
This expectation is based on the built experience that the international community is collectively leveraging their sanction tools in response to the many escalations of Russia’s invasion of Ukraine and the ongoing war ever since, thereby however also noting that sanction measures of the US, UK and EU and other partner countries can differ in their scope and these differences present complex operational and legal challenges for business that operate globally or facilitate global trade and payment activities. These complexities and challenges require careful navigation. The scope of the restrictive measures are generally broad, yet often also nuanced and made subject to relatively detailed factual context, ranging from prohibitions and restrictions which target specific industries, or types of business or activity, to asset freeze sanctions which target specifically listed/designated corporates, private individuals, and certain legal structures and entities owned and/or controlled by these targeted individuals.
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
For additional information regarding regulatory developments, see also this Form 20-F 2023, under
“Additional Information – ING Group Risk Management- Compliance Risk”.
ESG Reporting Regulations
Environmental, Social and Governance (ESG) metrics and disclosures are an increasing focus for businesses as they respond to a wave of scrutiny from all manner of stakeholders, from investors and regulators to employees and customers. There’s an expectation that ESG disclosures will comply with mandatory and voluntary reporting requirements and be reliable, verifiable and comparable to allow those stakeholders to make decisions that matter to them.
Non-Financial Reporting Directive (NFRD)
Since 2018, companies like ING within the scope of the NFRD (Directive 2014/95/EU) have been required to disclose information on non-financial matters (environmental, social and employee matters, human rights, bribery and corruption). The objective of the NFRD is to improve the quality and quantity of corporate non-
financial information reporting.
Under the NFRD, large, listed companies, banks and insurance companies ('public interest entities') with more than 500 employees are required to publish reports on the policies they implement in relation to social responsibility and treatment of employees; respect for human rights; anti-corruption and bribery; and
diversity on company boards (in terms of age, gender, educational and professional background). In particular, the NFRD requires companies to disclose information about their business models, policies
(including implemented due diligence processes), outcomes, risks and risk management, and Key
Performance Indicators relevant to the business.
Corporate Sustainability Reporting Directive (CSRD)
The CSRD (directive (EU) 2022/2464) was published in December 2022 in the Official Journal of the European
Union and should be transposed into national law by 6 July 2024. It profoundly revises the the ESG reporting requirements under the NFRD, Accounting Directive and the Transparency Directive, and it is designed to bring sustainability reporting on par with financial reporting over time and monitor the progress of

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 68
companies’ behaviors in relation to sustainability matters. With the CSRD, the existing sustainability matters of ESG reporting will be expanded and standardized. Its aims are to:
•harmonize and improve the quality of information published by undertakings, particularly information on
ESG (sustainability-related information);
•provide financial undertakings, investors, relevant stakeholders and the general public with relevant, comparable and reliable sustainability information;
•encourage investment that supports the transition to a sustainable economy in line with the European
Green Deal.
Undertakings subject to the CSRD will be required to provide more information than under the NFRD.
Undertakings falling within its scope will be required to include the following disclosures in their management report:
•information necessary to understand the undertaking's impacts on sustainability matters, that is, ESG matters; and
•information necessary to understand how sustainability matters affect the undertaking's development, performance and position (double materiality).
The first-time application for undertakings such as ING that are already subject to reporting under the NFRD is for financial years beginning on or after 1 January 2024. These companies will be later joined by large non-listed companies (2025), listed SMEs (2026) and certain European subsidiaries of non-EU groups.
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
European Sustainability Reporting Standards (ESRS)
In July 2023, the European Commission has adopted the final delegated act of the European Sustainability
Reporting Standards (ESRS). Companies subject to the CSRD shall report according to the ESRS and ING will have to apply the standards over financial year 2024, for reports published in 2025.
The first set of ESRS specify the new sustainability reporting requirements based on the CSRD, covering the full range of sustainability matters (Environment, Social and Governance). The overall architecture of the first set of ESRS is designed to ensure that sustainability information is reported in the companies’
management report in a carefully articulated manner and is based on the following reporting structure:
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
The first set of standards only includes the cross-cutting and sector-agnostic standards. Sector-specific and
SME-proportionate standards are in the process of being developed and will be submitted for a separate public consultation, however the Commission has announced a delay in the implementation.
The cross-cutting standards consist of:
•ESRS 1 which prescribes the mandatory concepts and principles to be applied when preparing sustainability statements under the CSRD.
•ESRS 2 is on general, strategy, governance, and materiality assessment disclosure requirements.
The topical standards consist of:
•Environment topical standards (ESRS E1–E5) outline disclosure requirements for companies to report on matters related to climate change, pollution, water and marine resources, biodiversity and ecosystems, and resource use and circular economy.
•Social topical standards (ESRS S1–S4) provide a framework for entities to report on topics related to their own workforce, the workers in their value chains, the communities impacted by their operations and the consumers and end-users of their products or services.
•Governance topical standards (ESRS G1–G2) set out disclosure requirements that seek to enhance users’
understanding of a company’s governance structure, its internal control and risk management system, the company’s strategy and approach, and the processes, procedures and performance in relation to their business conduct.
EU Taxonomy
The EU Taxonomy Regulation (EU Taxonomy), published in the Official Journal of the EU in 2020, is a classification system, establishing a list of ‘environmentally sustainable’ economic activities and introducing reporting requirements. The EU Taxonomy provides companies, investors and policymakers with appropriate definitions for which economic activities can be considered ‘environmentally sustainable’ and can be reported accordingly. In this way, it creates security for investors and protect private investors from greenwashing.  For an economic activities to be recognized as ‘environmentally sustainable”, it should meet the following technical screening criteria:

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 69
•Substantially contributing to one of the six EU environmental objectives:
•Climate change mitigation
•Climate change adaptation
•Sustainable use and protection of water and marine resources
•Transition to a circular economy
•Pollution prevention and control
•Protection and restoration of biodiversity and ecosystems
•Doing no harm to any of the other 5 objectives, and
•Meeting minimum safeguards, including OECD Guidelines for Multinational Enterprises and the UN
Guiding Principles on Business, ILO standards and Human Rights
For each of the environmental objectives, additional delegated acts are published to provide detailed lists of eligible economic activities and related technical screening criteria.  The delegated acts on the above mentioned environmental objectives have been published in the Official Journal of the EU which provide the detailed technical screening criteria to be met for the relevant climate and environmental objectives for defined activities. The delegated acts on Climate Change Mitigation and Climate Change Adaptation are
applicable since January 2022 and have been adjusted by a complementary delegated act on nuclear and gas energy activities, which is applicable as of January 2023. The second delegated act for the remaining 4 objectives will be applicable as of 1 January 2024.
For disclosure requirements under the EU Taxonomy, a delegated act supplementing Article 8 of the
Taxonomy is applicable since January 2022. Article 8 of the EU Taxonomy requires companies falling within the scope of the existing NFRD – and the additional companies to be brought under the scope of the proposed CSRD in the future – to report on the extent to which their activities are environmentally sustainable according to the EU Taxonomy. Article 8 of the EU Taxonomy aims to increase transparency in the market and help prevent greenwashing by providing information to investors about the environmental performance of assets and economic activities of financial and non-financial undertakings subject to the
NFRD. This delegated act specifies the content, methodology and presentation of information to be disclosed concerning the proportion of environmentally sustainable economic activities in their businesses, depending on the type of the company (i.e. non-financial/financial). Within the scope of Article 8 delegated act, all NFRD non-financial companies have to determine the parts of their turnover, capital and operating expenditures that are eligible and aligned with the EU Taxonomy. Financial companies on the other hand, will disclose certain KPIs such as the Green Asset Ratio (GAR), and disclose the EU Taxonomy aligned part of their balance sheet such as their mortgage book, and loan book by using non-financial companies' EU
Taxonomy disclosures. Credit institutions such as ING should follow the below listed disclosures requirements:
•From 1 January 2022 (reference date: 31 December 2021): only disclose (i) the proportion in their total assets of exposures to Taxonomy non-eligible and Taxonomy-eligible economic activities; (ii) the proportion in their total assets of the exposures to central governments, central banks, and supranational issuers, derivatives and undertakings that are not in-scope entities, together with (iii)
certain qualitative information for the previous financial year.
•From 1 January 2024 (reference date: 31 December 2023): disclose 5 quantitative templates including the GAR and accompanying qualitative information.
•1 January 2026: in addition to previous requirements, need to report on the Taxonomy-alignment of their trading book and fees and commissions for non-banking activities.
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
•Climate risks: how climate change may exacerbate other risks within banks balance sheets.
•Mitigating actions: what mitigating actions banks have in place to address those risks, including financing activities that reduce carbon emissions.
•Green Asset ratio and Banking Book Taxonomy Alignment ratio: to understand how banks are financing activities that will meet the publicly agreed Paris agreement objectives of climate change mitigation and adaptation based on the EU taxonomy of green activities.
The EBA ESG Pillar 3 requirements features (i) a set of 10 quantitative templates that request banks to disclose climate-related risks and actions to mitigate them, together with exposure to assets that support the climate change mitigation and adaptation and (ii) qualitative information on their ESG strategies, governance and risk management arrangements with regard to ESG risk. It should be noted that the EBA
ESG Pillar 3 requirements will become binding following a phased-in approach, with a transitional period for certain disclosures until 2025 (reference date: 31 December 2024).
Sustainable Finance Disclosure Regulation
The Sustainable Finance Disclosure Regulation (SFDR) is a European regulation intended to improve financial sector transparency for certain sustainable investment products, via website and pre-contractual disclosures. It also aims to prevent greenwashing and to increase transparency around sustainability claims made by financial sector participants. The SFDR  imposes sustainability disclosure requirements on certain financial actors who are offering certain type of financial products or investment advice in the EU covering a

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 70
broad range of environmental, social and governance (ESG) metrics at both entity- and product-level. The
SFDR came into effect on 10 March 2021, with certain disclosure requirements being in effect at a later stage.
SEC Climate-Related Disclosures
On March 6, 2024, the SEC adopted final rules that require registrants to disclose certain climate-related information in registration statements and annual reports. The final rules require, among other things, disclosure of material climate-related risks and their material impacts; activities to mitigate or adapt to such risks; information about the registrant's board of directors' oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations, or financial condition. In addition, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions by certain larger registrants when those emissions are material and the filing of an attestation report covering the required disclosure of such registrants’ Scope 1 and/or Scope 2 emissions, each on a phased-in basis.
Further, where applicable, the final rules also require certain disaggregated financial information relating to carbon offsets and renewable energy credits or certificates and the financial impacts of certain weather events and other natural conditions to be disclosed in the notes to the registrant’s financial statements.
While the final rule will become effective in 2024, ING will be required to comply with certain of the rules on a phased-in basis beginning with the 2025 financial year.
Additional information regarding regulatory developments
For additional information regarding regulatory developments, see also this Form 20-F 2023, under
“Additional Information – ING Group Risk Management- Environmental, social and governance Risk”.
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
D.Property, plants and equipment
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
Item 4A.Unresolved Staff comments
Not applicable.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 71
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
A.Operating results
Geopolitical and economic events not only have a significant impact on customers and individuals, but also on financial institutions like ING.
The global economy was lacklustre in 2023. A buoyant reopening phase, which drove GDP growth to well above pre-pandemic levels, was followed by a weaker spell driven by higher inflation, geopolitical uncertainty and a disappointing Chinese economy. Europe, being an open economy, suffered from this weak global environment and the simmering impact of the energy crisis on industry, resulting in stagnant economic activity.
However, inflation came down significantly in advanced economies, in part driven by lower energy prices, a fading of supply-chain problems, and of course higher interest rates.
China had a weak 2023 due to underwhelming household consumption upon reopening of the economy, continued problems in the real estate sector (which is still dealing with a debt overhang), and slowed demand for production from advanced markets. The latter put pressure on industrial production and exports.
The United States has been the positive exception, with resilient 2023 GDP growth. The US economy was supported by continued high government spending, but also by consumers running down excess savings.
This, in turn, kept the job market roaring, which supported income. The effect of higher interest rates started to show but did not curb economic activity too much. This drove the Fed funds rate to five-and-a half percent and while a recession was expected, it did not materialise.
The US economy continued to perform well despite significant financial stress in the first half of the year.
The failure of several smaller American banks caused instability and forced governments and central banks to take action. Eurozone banks were not significantly affected, but the industry did experience a degree of financial stress. In Switzerland, this financial distress contributed to the emergency takeover of Credit Suisse by UBS. Overall, monetary tightening had a significant effect on borrowing and deposit growth, but did not result in a major downturn in activity in advanced markets.
The performance of the eurozone economy in 2023 was stagnant. Germany underperformed the eurozone average due to a larger share of energy-intensive industries, which continued to suffer from higher energy prices (despite a decline from 2022 peaks) and overall competitiveness problems. Eurozone consumers struggled with the loss of purchasing power, with household consumption remaining below its late-2022 peak throughout the year.
However, the labour market remained strong in the eurozone and bankruptcies have not meaningfully increased. The inflation rate also fell substantially, which caused the European Central Bank (ECB) to pause interest-rate rises after raising the deposit rate to a record high of four percent.
In general, 2023 saw a smaller impact on the economy from geopolitical events than 2022. While global risks did not abate, the impact of the Russia-Ukraine war had a more muted effect on advanced markets as energy prices remained much more subdued and the Israel-Gaza conflict did not result in significant spillovers to the global economy. Still, the effect on the eurozone was larger than in other major markets, resulting in a weaker economic performance than peers like the US.
For further information on other factors that can impact ING Group’s results of operations, reference is made to “Item 3. Key information - Risk Factors”.
For further information on regulatory changes reference is made to “Item 4. Information on the Company –
Regulation and Supervision”.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 72
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
For a reconciliation to IFRS-EU of non-GAAP measures 'Net core lending growth' and 'Net core deposits growth', please refer to the end of this section.
Segment Reporting
The published 2023 financial statements of ING Group includes financial information in accordance with
International Financial Reporting Standards as adopted by the European Union (IFRS-EU). The segment reporting in the annual report on Form 20-F has been reconciled with International Financial Reporting
Standards as issued by the International Accounting Standards Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the Wholesale Banking segment, and in the geographical split of the segments in the
Netherlands, Belgium, Germany and Other Challengers. Reference is made to Note 1 ‘Basis of preparation and material accounting policy information’ for a reconciliation between IFRS-EU and IFRS-IASB.
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
Recognition and measurement of segment results are in line with the accounting policies as described in
Note 1 ‘Basis of preparation and material accounting policy information’. The results for the period for each

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 73
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
Total assets by country, as presented in Note 31 ‘Information on geographical areas’, does not include intercompany balances and reconciles to the total assets in the consolidated statement of financial position of ING Group.
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
Corporate Line
In addition to these segments, ING Group reconciles the total segment results to the total result using
Corporate Line. The Corporate Line reflects capital management activities, as ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.
As from 2022, results in the Corporate Line have been impacted by the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye (IAS 29).
Following a change in governance, the Asian stakes (our investments in Bank of Beijing and TMBThanachart
Bank (TTB)) are reported in Corporate Line as of 2023 (with a profit before tax of EUR 185 million), whereas previously they were reported in Retail Other. Comparable data have been adjusted accordingly.
Furthermore, Corporate Line includes certain other income and expenses that are not allocated to the banking businesses.
Total income for Corporate Line in 2023 amounted to EUR 450 million compared with EUR 84 million in 2022.
This included a hyperinflation accounting impact of EUR -179 million in 2023 versus EUR -279 million in
2022. Excluding hyperinflation accounting impact, total income rose by EUR 266 million, mainly attributable to higher income from Treasury activities and because 2022 had included EUR -165 million impact for impairments on our stake in TTB.
Operating expenses for Corporate Line were EUR 542 million, 1.3% up from EUR 535 million in 2022.
Expenses in 2023 included a hyperinflation impact of EUR 48 million and EUR 51 million that was provisioned, while 2022 had included a hyperinflation impact of EUR 30 million and a EUR 32 million impairment loss related to the goodwill allocated to Türkiye.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 74
Total Operations
The following table sets forth the contribution of ING’s business lines and the corporate line to the net result for each of the years 2023, 2022 and 2021.

Total operations
1 January to 31 December 2023 in EUR million	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line	Total
Income:
- Net interest income	3,096	2,063	2,862	3,437	4,028	489	15,976
- Net fee and commission income	959	502	357	519	1,259	-1	3,595
- Total investment and other income	945	117	-67	277	1,771	-38	3,005
Total income	5,001	2,683	3,152	4,233	7,057	450	22,575

Expenditure:
- Operating expenses	2,135	1,852	1,243	2,479	3,313	542	11,564
- Additions to loan loss provision	5	169	119	313	-92	5	520
Total expenditure	2,140	2,022	1,362	2,792	3,222	547	12,084

Result before taxation	2,861	661	1,790	1,441	3,836	-97	10,492
Taxation	740	182	631	359	900	158	2,970
Non-controlling interests				174	61		235
Net result IFRS-EU	2,121	479	1,159	908	2,875	-255	7,287
Adjustment of the EU 'IAS 39 carve- out'					-3,147		-3,147
Net result IFRS-IASB	2,121	479	1,159	908	-272	-255	4,140

Total operations
1 January to 31 December 2022 in EUR million	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line	Total
Income:
- Net interest income	2,888	1,668	1,666	2,725	4,260	550	13,756
- Net fee and commission income	892	511	437	535	1,217	-6	3,586
- Total investment and other income	417	-32	69	377	849	-460	1,219
Total income	4,196	2,147	2,172	3,637	6,325	84	18,561

Expenditure:
- Operating expenses	2,115	1,786	1,140	2,509	3,114	535	11,199
- Additions to loan loss provision	67	139	131	302	1,220	2	1,861
Total expenditure	2,182	1,924	1,271	2,812	4,334	537	13,060

Result before taxation	2,014	223	901	825	1,991	-453	5,502
Taxation	540	72	202	254	581	76	1,725
Non-controlling interests			3	47	52	1	102
Net result IFRS-EU	1,474	151	696	525	1,358	-530	3,674
Adjustment of the EU 'IAS 39 carve- out'					8,451		8,451
Net result IFRS-IASB	1,474	151	696	525	9,810	-530	12,126

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 75

Total operations
1 January to 31 December 2021 in EUR million	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line	Total
Income:
- Net interest income	3,290	1,747	1,447	2,709	4,151	270	13,615
- Net fee and commission income	771	519	497	530	1,197	3	3,517
- Total investment and other income	201	209	65	202	568	114	1,359
Total income	4,262	2,475	2,009	3,441	5,916	387	18,490

Expenditure:
- Operating expenses	2,403	1,667	1,174	2,442	2,926	580	11,192
- Additions to loan loss provision	-76	225	49	202	117		516
Total expenditure	2,326	1,892	1,223	2,644	3,042	580	11,708

Result before taxation	1,936	583	786	797	2,874	-193	6,782
Taxation	499	146	252	209	703	68	1,877
Non-controlling interests			4	98	26		128
Net result IFRS-EU	1,437	437	529	490	2,144	-261	4,776
Adjustment of the EU 'IAS 39 carve- out'					1,174		1,174
Net result IFRS-IASB	1,437	437	529	490	3,318	-261	5,951
Year ended 31 December 2023 compared to year ended 31 December 2022
Without application of the EU ‘IAS 39 carve-out’, ING’s net result declined by EUR 7,986 million, or -66%, to
EUR 4,140 million compared with EUR 12,126 million in 2022. The net result was affected by a EUR 3,147 million negative contribution of fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany, France, Spain, and Italy, versus a
EUR 8,451 million positive contribution in 2022. These fair value changes were mainly caused by changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB.
ING’s IFRS-EU net result (when applying the EU ‘IAS 39 carve-out’) increased to EUR 7,287 million from EUR
3,674 million in 2022. Our interest income benefited from the positive rate environment and expense growth was limited, despite inflationary effects on staff expenses and continued investments in the growth of our business. Risk costs declined considerably and were well below the through-the-cycle average, reflecting the quality of our loan book and our prudent credit risk management.
Total income increased 22% to EUR 22,575 million. Next to a positive rate environment, this was supported by a growing primary customer base and an increase in lending and deposits. In Retail Banking, we added
750,000 primary customers to reach a total of 15.3 million. Especially Germany, Spain and the Netherlands contributed to this growth. Net core lending growth (which is the increase in customer lending adjusted for currency impacts and excluding Treasury and the run-off portfolios) was EUR 8.6 billion in 2023, including
EUR 8.0 billion growth in our mortgage portfolio in a challenging housing market. Our diversified customer deposit base was resilient. For the full-year 2023, net core deposits growth (which excludes FX impacts and movements in Treasury deposits) totalled EUR 10.6 billion, driven entirely by Retail Banking.
Net interest income (NII) increased 16% to EUR 15,976 million, as we benefited from a positive interest rate environment. This was particularly visible in a strong increase of the liability NII. This increase was somewhat offset by continued subdued loan demand, which impacted our lending NII. In addition, NII for Treasury and
Financial Markets declined, but in each case this was more than compensated in other income. Net interest income in 2022 had included a EUR -343 million impact from new regulation in Poland for mortgages and a net TLTRO impact of EUR -87 million. ING’s full-year net interest margin rose to 1.56% in 2023 from 1.34% in
2022. Excluding the impact of the Polish moratorium and TLTRO, the net interest margin showed an increase of 17 basis points  year-on-year.
Net fee and commission income grew only 0.3% to EUR 3,595 million, despite a strong growth in primary customers and pricing initiatives for payment packages. This is fully explained by limited demand for mortgages, which led to lower mortgage brokerage volumes, and low trading levels in investment products.
Total investment and other income jumped to EUR 3,005 million in 2023 from EUR 1,219 million in 2022. This was driven by strong results for Treasury and higher trading results in Financial Markets (both partly offset by a lower net interest income). Other income in 2022 had included a hedge accounting impact of EUR -288 million and EUR 165 million of impairments on our stake in TTB (TMBThanachart Bank), partly offset by a EUR
125 million gain from the transfer of our investment business in France, a EUR 67 million gain from a legacy entity in Belgium and EUR 38 million related to the sale of a non-performing loan portfolio in Spain.
Operating expenses increased 3.3% to EUR 11,564 million. Expenses in 2023 included EUR 1,042 million of regulatory costs, a decline of EUR 208 million year-on-year due to a lower contribution to the Single
Resolution Fund and because 2022 had included a EUR 99 million contribution to the Institutional Protection
Scheme in Poland. Furthermore, expenses in 2023 included EUR 247 million of incidental items, largely related to restructuring provisions and impairments, compared with EUR 325 million of incidental items in
2022. Expenses excluding regulatory costs and incidental items increased by 6.8%. This increase was mostly driven by the effect of high inflation on staff expenses, while we also continued to invest in our business. The cost/income ratio improved significantly in 2023, to 51.2%, compared with 60.3% a year earlier.
Net additions to loan loss provisions dropped to EUR 520 million, or eight basis points of average customer lending, from EUR 1,861 million (29 basis points) in 2022. Our strong asset quality and robust approach to risk management resulted in limited new defaults and this was combined with effective recoveries. A net addition of EUR 533 million on our Russia-related exposure in 2022 was followed by a net release of EUR 218 million in 2023, mainly as a result of continued reduction of our Russia-related exposure.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 76
The effective tax rate in 2023 was 28.3%, down from 31.4% recorded in 2022 which had included non-
deductible impairments on TTB and higher non-deductible expenses in various countries.
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
hyperinflation accounting loss in Türkiye, impairments on TTB and interest expenses in various countries.
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
This was on top of the structurally higher fee base, resulting from our efforts to diversify income. All these positive developments were largely offset, however, by several exceptional income items in 2022 (including the impact of Türkiye hyperinflation, a mortgage moratorium in Poland and the unwinding of a deposits hedge in Belgium and our TLTRO-related derivative position), resulting in an income growth of 0.4% to EUR
18,561 million.
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
This included the largest part of the impact of Türkiye hyperinflation, EUR -288 million to unwind a macro fair value hedge of deposits in Belgium (of which EUR -247 million in Retail Banking and EUR -41 million in
Wholesale Banking) and EUR 165 million of impairments on our stake in TTB, while 2021 had included a EUR
72 million recognition of a receivable recorded in Corporate Line. Other income in 2022 was supported by a
EUR 125 million gain from the transfer of our investment business in France, a EUR 67 million gain from a legacy entity in Belgium and income from the sale of a non-performing loan portfolio in Spain.
Operating expenses increased by EUR 7 million, or 0.1%, to EUR 11,199 million. Expenses in 2022 included
EUR 1,250 million of regulatory costs, slightly lower than in the previous year. Expenses in 2022 furthermore included EUR 325 million of incidental items, largely related to restructuring provisions and impairments and also including EUR 75 million for adding the interest-on-interest effect to the compensation for customers on certain Dutch consumer credit products. Incidental items in 2021 had amounted to EUR 522 million, mainly reflecting a EUR 180 million provision for the compensation to Dutch customers with certain consumer credit products and redundancy provisions and impairments related to the announced exit of the retail banking markets in France and the Czech Republic. Excluding regulatory costs and incidental items, expenses were up 2.3%, impacted by high inflation, which was mainly visible in staff costs. This was partly offset by continued cost-efficiency measures and earlier actions taken to change the footprint. The cost/
income ratio was 60.3% versus 60.5% in 2021.
Net additions to loan loss provisions increased to EUR 1,861 million, or 29 basis points of average customer lending, compared with only EUR 516 million, or 8 basis points, in 2021. Risk costs in 2022 were heavily impacted by the Russian invasion in Ukraine, which led to a net addition of EUR 533 million on our Russia-
related exposure. The remainder was mainly due to an increase in Stage 3 individual risk costs, particularly in Wholesale Banking, and new overlays to reflect the risks from secondary impacts, such as an increase in energy prices, higher interest rates and inflation, as well as supply chain disruptions.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 77

Retail Netherlands

Retail Netherlands
in EUR million	2023	2022	2021
Income:
Net interest income	3,096	2,888	3,290
Net fee and commission income	959	892	771
Investment income and other income	945	417	201
Total income	5,001	4,196	4,262

Expenditure:
Operating expenses	2,135	2,115	2,403
Additions to the provision for loan losses	5	67	-76
Total expenditure	2,140	2,182	2,326

Result before tax	2,861	2,014	1,936
Taxation	740	540	499
Non-controlling interests	0	0	0
Net result IFRS-IASB	2,121	1,474	1,437
Year ended 31 December 2023 compared to year ended 31 December 2022
The net result of Retail Netherlands increased by EUR 647 million, or 44%, to EUR 2,121 million in 2023 from
EUR 1,474 million in 2022. The result before tax of Retail Netherlands increased 42% to EUR 2,861 million from EUR 2,014 million in 2022. This was mainly driven by a 19% increase in total income while operating expenses were broadly flat and risk costs were minimal.
Net interest income was EUR 3,096 million, or 7.2% higher than a year earlier, supported by a strong increase in liability margins. This was partly offset, however, by lower Treasury-related interest income
(compensated in other income), reflecting activities to benefit from favourable market opportunities through money market and FX transactions. Net fee and commission income rose by EUR 67 million, or
7.5%, supported by higher fees for payment packages and new service fees. Investment and other income increased by EUR 528 million, driven by much higher Treasury-related income (that was partly offset by lower net interest income).
Net core lending (which excludes Treasury products and a EUR 0.4 billion decline in the Westland Utrecht
Bank run-off portfolio) grew by EUR 2.3 billion, as EUR 2.6 billion growth in the mortgage portfolio more than compensated for a EUR 0.3 billion decrease in other lending. Customer deposits (excluding Treasury)
declined by EUR 1.6 billion, partially due to a shift from deposits to assets under management.
Operating expenses amounted to EUR 2,135 million compared with EUR 2,115 million in 2022. Excluding EUR
38 million lower regulatory costs and EUR 75 million of incidental item costs in 2022 (related to consumer credit products), expenses rose by EUR 133 million or 7.4%. This was primarily due to higher staff expenses, reflecting the impact of a new collective labour agreement in 2023, and restructuring provisions.
The net addition to loan loss provisions was very low at EUR 5 million, down from EUR 67 million in the prior year. Limited net additions in 2023 for the mortgage portfolio, including the impact of a methodology update, were almost fully offset by a net release for the business lending portfolio.
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
The net addition to loan loss provisions was EUR 67 million, or 4 basis points of average customer lending, compared to a net release of EUR 76 million, or -5 basis points, in the previous year. The limited net additions in 2022 were mainly related to business lending and consumer lending, while risk costs for the mortgage portfolio were negligible.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 78

Retail Belgium

Retail Belgium
in EUR million	2023	2022	2021
Income:
Net interest income	2,063	1,668	1,747
Net fee and commission income	502	511	519
Investment income and other income	117	-32	209
Total income	2,683	2,147	2,475

Expenditure:
Operating expenses	1,852	1,786	1,667
Additions to the provision for loan losses	169	139	225
Total expenditure	2,022	1,924	1,892

Result before tax	661	223	583
Taxation	182	72	146
Net result IFRS-IASB	479	151	437
Year ended 31 December 2023 compared to year ended 31 December 2022
The net result of Retail Belgium (including ING in Luxembourg) more than tripled to EUR 479 million in 2023 from EUR 151 million in 2022. The result before tax for Retail Belgium (which includes ING’s retail activities in
Luxembourg) jumped to EUR 661 million compared with EUR 223 million in 2022. The strong increase was mainly due to growth in net interest income and the impact of one-off income items in the year before.
Total income rose by EUR 536 million, or 25%, to EUR 2,683 million. Net interest income increased by EUR
395 million, or 24%, as higher income from liabilities more than compensated for the impact of lower margins on mortgages due to higher funding costs.
Net fee and commission income slipped 1.8% from a year earlier as higher fees on investment products, reflecting an increase in assets under management, were offset by lower daily banking fees due to higher fees paid to brokers. Investment and other income in 2022 had included an impact of EUR -247 million to unwind a macro fair value hedge and a EUR 67 million gain from a legacy entity. Excluding the aforementioned two items, investment and other income declined by EUR 31 million, mainly reflecting lower Treasury-related income.
Customer lending (excluding Treasury) rose by EUR 1.4 billion, equally split over mortgages and other lending. Customer deposits (excluding Treasury) declined by EUR 1.3 billion, mainly due to customers buying retail bonds issued by the Belgian government and a shift to assets under management.
Operating expenses were EUR 1,852 million, up 3.7% on the year before. This included EUR 76 million of incidental item costs related to restructuring and a further optimisation of the branch network, while 2022 had EUR 97 million of incidental item costs. Expenses excluding regulatory costs (which were EUR 33 million lower year-on-year) and incidental items increased 8.4%. This was mainly due to the impact of automatic salary indexation on staff expenses.
The net addition to the provision for loan losses amounted to EUR 169 million, or 18 basis points of average customer lending, up from EUR 139 million in 2022. The increase year-on-year included the impact of model updates for the mortgage and consumer lending portfolios in 2023.
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
The net addition to the provision for loan losses decreased to EUR 139 million, or 15 basis points of average customer lending. In 2021, the net addition had been EUR 225 million, equivalent to 25 basis points. The decline year-on-year was driven by lower risk costs in the mortgage and consumer lending portfolios.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 79

Retail Germany

Retail Germany
in EUR million	2023	2022	2021
Income:
Net interest income	2,862	1,666	1,447
Net fee and commission income	357	437	497
Investment income and other income	-67	69	65
Total income	3,152	2,172	2,009

Expenditure:
Operating expenses	1,243	1,140	1,174
Additions to the provision for loan losses	119	131	49
Total expenditure	1,362	1,271	1,223

Result before tax	1,790	901	786
Taxation	631	202	252
Non-controlling interests	0	3	4
Net result IFRS-IASB	1,159	696	529
Year ended 31 December 2023 compared to year ended 31 December 2022
The net result of Retail Germany increased by EUR 463 million, or 67%, to EUR 1,159 million in 2023 from
EUR 696 million in 2022.
The result before tax for Retail Germany almost doubled to EUR 1,790 million compared with EUR 901 million in 2022, mainly on the back of a 45% increase in total income. This was driven by a 72% growth in net interest income, supported by higher liability volumes at significantly improved margins, and by an increase in interest income from treasury-related products and mortgages.
Net fee and commission income declined 18% to EUR 357 million. This reflected a decrease in fees from mortgages (due to lower brokerage volumes) and from investment products (due to a lower number of brokerage trades). Investment and other income decreased by EUR 136 million, largely due to lower
Treasury-related revenues.
Net core lending growth (which excludes Treasury) was EUR 1.7 billion, consisting of EUR 1.4 billion growth in the residential mortgages portfolio and EUR 0.3 billion growth in other lending. Customer deposits (excluding
Treasury) increased by EUR 8.5 billion following successful promotional campaigns to attract new savings and customers.
Operating expenses rose 9.0% to EUR 1,243 million. This included EUR 96 million of regulatory costs (up EUR
3 million from 2022) and EUR 20 million of incidental items for restructuring costs and staff allowances
(compared with EUR 10 million in 2022). Excluding regulatory costs and incidental items, cost growth was
8.7% due to higher staff expenses related to annual salary increases, and higher marketing expenses and investments to support business growth.
Net additions to loan loss provisions declined to EUR 119 million (12 basis points of average customer lending) and were primarily related to consumer lending.
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
Total income rose 8.1% to EUR 2,172 million from EUR 2,009 million in 2021. Net interest income increased
15.1%, supported by significantly higher margins on liabilities. The increase was only partly offset by lending margin pressure, a EUR 35 million lower net TLTRO impact (EUR -19 million in 2022 compared to a EUR 16 million benefit in 2021) and the impact of the discontinuation of ING’s Retail Banking activities in Austria in the previous year. In 2022, net core lending growth (which excludes Treasury products and the Austrian run-
off portfolio as from the second quarter of 2021) was EUR 6.1 billion, almost entirely in residential mortgages. Net core deposits rose by EUR 0.8 billion as a net outflow in the first half of the year was followed by a strong inflow in the second half of the year. Net fee income declined by EUR 60 million, or
12.1%, mainly in investment products after a record-high level in 2021, partly compensated by higher fees from daily banking. Investment and other income increased by EUR 4 million, as a EUR 26 million one-off loss related to the transfer of our retail operations in Austria recorded in 2021 was partly offset by lower
Treasury-related revenues in 2022.
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
Net additions to loan loss provisions increased to EUR 131 million (13 basis points of average customer lending) compared with only EUR 49 million (5 basis points) in 2021. Risk costs in 2022 were primarily related to consumer lending.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 80

Retail Other

Retail Other
in EUR million	2023	2022	2021
Income:
Net interest income	3,437	2,725	2,709
Net fee and commission income	519	535	530
Investment income and other income	277	377	202
Total income	4,233	3,637	3,441

Expenditure:
Operating expenses	2,479	2,509	2,442
Additions to the provision for loan losses	313	302	202
Total expenditure	2,792	2,812	2,644

Result before tax	1,441	825	797
Taxation	359	254	209
Non-controlling interests	174	47	98
Net result IFRS-IASB	908	525	490
Year ended 31 December 2023 compared to year ended 31 December 2022
Retail Other consists of the Other Challengers & Growth Markets. The net result of Retail Other increased to
EUR 908 million in 2023 from EUR 525 million in 2022.
Following a change in governance, the Asian stakes (our investments in Bank of Beijing and TMBThanachart
Bank) are reported in Corporate Line as of 2023 (with a profit before tax of EUR 185 million), whereas previously they were reported in Retail Other. Comparable data have been adjusted accordingly.
Retail Other’s result before tax increased 75% to EUR 1,441 million, from EUR 825 million in 2022, mainly thanks to higher interest income and lower regulatory costs.
Total income rose 16% to EUR 4,233 million. Net interest income was up 26% to EUR 3,437 million, supported by improved margins on liabilities in a higher interest rate environment, and because 2022 had included a EUR -343 million impact from the introduction of the Polish mortgage moratorium. This more than compensated negative currency impacts and tighter lending margins.
Net fee and commission income declined by EUR 16 million, or 3.0%, mainly due to lower fees on investment products. This reflected subdued trading activity and the impact of ING’s exit from the French retail market in 2022. Investment and other income in 2022 had included EUR 125 million income from the transfer of our investment business in France to Boursorama (with another EUR 14 million recorded in 2023 for the final settlement) and EUR 38 million of proceeds from the sale of a non-performing loan portfolio in
Spain. Excluding these specific income items, investment and other income increased by EUR 49 million, mainly due to higher Treasury-related income.
Net customer lending growth (adjusted for currency effects and Treasury) was EUR 4.3 billion in 2023, with growth in all countries, but particularly in Australia. Net core deposits growth (also excluding currency impacts and Treasury) was EUR 12.9 billion, primarily driven by net inflows in Spain and Poland.
Operating expenses in 2023 amounted to EUR 2,479 million. This included EUR 36 million of restructuring costs and impairments, mainly for Poland. By comparison, 2022 had included EUR 51 million of incidental item costs, mainly restructuring costs for France and the Philippines. Excluding these incidental items and much lower regulatory costs (as 2022 had included a EUR 99 million contribution to the Institutional
Protection Scheme in Poland), expenses increased by EUR 102 million or 4.9%. This was mainly due to inflationary pressure on staff expenses, partly offset by savings following the discontinuation of our retail activities in France and the Philippines, and FX impacts in Türkiye.
The net addition to loan loss provisions amounted to EUR 313 million, or 29 basis points of average customer lending, compared with EUR 302 million in 2022. Risk costs in 2023 were primarily attributable to net additions in Poland and Spain, with Poland including EUR 67 million for adjustments to the expected future cash flows of CHF-indexed mortgages.
Year ended 31 December 2022 compared to year ended 31 December 2021
Retail Other consists of the Other Challengers & Growth Markets. The net result of Retail Other increased to
EUR 525 million in 2022, from EUR 490 million in 2021.
Retail Other’s result before tax increased to EUR 825 million, from EUR 797 million in 2021, mainly due to higher regulatory costs in Poland and higher risk costs.
Total income rose by EUR 196 million to EUR 3,637 million. Net interest income was up 0.6% to EUR 2,725 million, despite a EUR -343 million impact from new mortgage moratorium regulation imposed by the Polish government. Excluding this impact, net interest income increased 13.3%. This increase mainly reflected higher margins on liabilities, notably in Poland, Australia and Spain, following increases in central bank interest rates. Interest income on lending products declined in most of the countries due to tighter lending margins. Net customer lending (adjusted for currency effects, Treasury and the run-off portfolio in France as from the second quarter of 2022) grew by EUR 3.2 billion in 2022, with growth in all countries. Net core deposits growth (also adjusted for currency impacts and Treasury as well as the France run-off portfolio)
was EUR 5.2 billion, primarily driven by net inflows in Spain, Australia and Poland. Net fee and commission income rose by EUR 5 million to EUR 535 million, supported by higher daily banking and insurance fees.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 81
These increases were largely offset by lower fees from investment products, reflecting low stock markets and subdued trading activity and the impact of ING’s exit from the French retail market. Investment and other income rose to EUR 377 million and included EUR 125 million income from the transfer of our investment business in France. Excluding these exceptional income items, investment and other income increased by EUR 50 million, mainly due to higher Treasury-related income and the proceeds from the sale of a non-performing loan portfolio in Spain.
Operating expenses rose by EUR 67 million, or 2.7%, to EUR 2,509 million. In 2022, expenses included EUR 51 million of incidental items, mainly consisting of restructuring provisions related to the discontinuation of our retail banking activities in France and the Philippines and the refocusing of our partnership for insurance propositions. 2021 had included EUR 166 million of incidental costs, mainly consisting of restructuring provisions and impairments related to ING’s decision to exit the retail banking markets in France and the
Czech Republic. Regulatory costs increased by EUR 100 million as 2022 contained a EUR 99 million contribution to the new Institutional Protection Scheme in Poland. Excluding incidental items and regulatory costs, expenses increased by EUR 82 million, primarily attributable to inflationary pressure across all markets, investments in operational process improvements in Australia and EUR 21 million for a litigation provision in Spain.
The net addition to loan loss provisions amounted to EUR 302 million, or 28 basis points of average customer lending, in 2022. In the previous year this had been EUR 202 million, or 20 basis points. Risk costs in 2022 were primarily attributable to net additions in Poland and Spain.

Wholesale Banking

Wholesale Banking
in EUR million	2023	2022	2021
Income:
Net interest income	4,028	4,260	4,151
Net fee and commission income	1,259	1,217	1,197
Investment income and other income	1,771	849	568
Total income	7,057	6,325	5,916

Expenditure:
Operating expenses	3,313	3,114	2,926
Additions to the provision for loan losses	-92	1,220	117
Total expenditure	3,222	4,334	3,042

Result before tax	3,836	1,991	2,874
Taxation	900	581	703
Non-controlling interests	61	52	26
Net result IFRS-EU	2,875	1,358	2,144
Adjustment of the EU 'IAS 39 carve-out'	-3,147	8,451	1,174
Net result IFRS-IASB	-272	9,810	3,318
Year ended 31 December 2023 compared to year ended 31 December 2022
Without application of the EU ‘IAS 39 carve-out’, ING’s net result of Wholesale Banking turned to a loss of
EUR -272 million in 2023, compared with a gain of EUR 9,810 million in 2022. The adjustment of the EU ‘IAS
39 carve-out’, included in the net result, was EUR -3,147 million in 2023, compared with EUR 8,451 million in
2022, due to fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany, France, Spain, and Italy. These fair value changes were mainly a result of changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB.
The IFRS-EU net result (when applying the EU ‘IAS 39 carve-out’) increased to EUR 2,875 million from EUR
1,358 million in 2022. In 2023, Wholesale Banking recorded strong results as higher income and significantly lower risk costs led to a 93% increase in result before tax, to €3,836 million. In 2023, the Wholesale Banking business was supported by strong capital management, which included steps to de-risk our portfolio and improve our book quality, for instance via sales initiatives and ongoing management of underperforming risk-weighted assets (RWAs).
Wholesale Banking posted double-digit income growth to come out at EUR 7,057 million, up 12% from EUR
6,325 million in 2022. This was mainly driven by a 30% increase in income for Daily Banking & Trade

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 82
Finance, particularly in Payments & Cash Management, Bank Mendes Gans and Working Capital Solutions,
all of which benefited from the higher interest rate environment. And we managed to grow our income from
Trade Finance Services as we continued to support the activities and initiatives of our clients. Income from
Trade & Commodity Finance declined as volumes were under pressure, reflecting lower commodity prices and lower economic activity.
In Lending we focused on further optimising our capital usage while decreasing risk-weights, prioritising own origination of high-quality loans. Average asset volumes decreased, reflecting the weaker economic climate and a continued reduction of our Russia-related exposure. This was more than compensated by a slightly higher interest margins and a 5.3% growth in fees and commissions, lifting total income for Lending 2.1% to
EUR 3,224 million. Combined with a 7.0% reduction in risk-weighted assets, this led to a significant improvement in income over average risk-weighted assets .
Financial Markets' income increased by 4.4% to EUR 1,280 million. They recorded strong trading results, especially in Rates and Credits, as these desks benefited the most from market volatility and good client flows. In addition, fee income was up by 55%, mainly reflecting higher Capital Markets issuance income.
Income from Treasury & Other increased by EUR 121 million to EUR 401 million, driven by higher income from Corporate Investments and Corporate Finance. The prior year had included high mark-to-market gains from credit default positions but also a EUR -41 million hedge accounting impact in Belgium and a net TLTRO impact of EUR -51 million.
Total operating expenses increased 6.4% to EUR 3,313 million. Excluding lower regulatory costs and EUR 17 million of restructuring costs (versus EUR 10 million of incidental items recorded in 2022) expense growth was 7.6%. This reflected the impact of collective labour agreements, higher performance-related payments and strategic investments for business expansion.
In 2023, a net release of EUR 92 million from loan loss provisions was recorded compared to a net addition of EUR 1,220 million in 2022. Risk costs in 2022 had been significantly impacted by the Russian invasion in
Ukraine, which then led to a net addition of EUR 533 million on our Russia-related exposure. In addition,
2022 had included an increase in Stage 3 individual risk costs, partly as a result of a more negative macroeconomic outlook. In 2023, EUR 218 million of provisions for our Russia-related portfolio could be released, mainly due to a reduction of our exposure. Moreover, Stage 3 risk costs were limited in 2023 as additions for specific files in the real estate portfolio were largely offset by recoveries from previously provisioned files and secondary market sales.
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
The IFRS-EU net result (when applying the EU ‘IAS 39 carve-out’) declined to EUR 1,358 million from EUR
2,144 million in 2021. Wholesale Banking turned in a strong commercial performance. This was fully offset, however, by a sharp increase in risk costs, partly due to the Russian invasion in the Ukraine and compared with an exceptionally low level in 2021. Therefore the net result was 36.7% lower at EUR 1,358 million. The result before tax decreased 30.7% to EUR 1,991 million from EUR 2,874 million in 2021.
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
ING Group Annual Report 2023 on Form 20-F 83
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
associate recorded in 2021. This was partly offset by mark-to-market gains from credit default positions in
2022.

Customer lending IFRS-IASB versus Customer lending IFRS-EU and Netcore lending growth by business line
	Retail Banking Netherlands			Retail Banking Belgium			Retail Banking Germany			Retail Banking Other Retail			Wholesale Banking			Corporate Line			Total
in EUR billion	2023	2022	change	2023	2022	change	2023	2022	change	2023	2022	change	2023	2022	change	2023	2022	change	2023	2022	change
Customer lending IFRS-IASB (Loans and advances to customers excluding LLP)	152,8	153,6	-0,7	94,3	91,7	2,6	102,9	98,3	4,6	109,8	108,2	1,6	192,9	198,9	-6,1	0,3	0,2	0,1	652,9	650,9	2,1
Remove impact of: EU 'IAS 39 carve out'													4,9	9,4					4,9	9,4	-4,5
Customer lending IFRS-EU	152,8	153,6	-0,7	94,3	91,7	2,6	102,9	98,3	4,6	109,8	108,2	1,6	188,0	189,5	-1,6	0,3	0,2	0,1	648,0	641,5	6,5
Exclude: FX impact												-0,3			-2,6			0.0			-2,9
Exclude: Treasury, run-off portfolios and other			3,0			-1,2			-2,9			3,0			3,0			-0,1			4,9
Net core lending growth			2,3			1,4			1,7			4,3			-1,2			0.0			8,6

Customer deposits IFRS-IASB versus Customer deposits IFRS-EU and Netcore deposits growth by business line
	Retail Banking Netherlands			Retail Banking Belgium			Retail Banking Germany			Retail Banking Other Retail			Wholesale Banking			Corporate Line			Total
in EUR billion	2023	2022	change	2023	2022	change	2023	2022	change	2023	2022	change	2023	2022	change	2023	2022	change	2023	2022	change
Customer deposits IFRS-IASB	199,7	201,1	-1,4	91,2	91,5	-0,3	143,6	135,9	7,7	151,0	137,7	13,3	64,8	74,6	-9,8	0.0	0.0	0.0	650,3	640,8	9,5
Remove impact of: EU 'IAS 39 carve out'													0,0	0,0					0,0	0,0	0,0
Customer deposits IFRS-EU	199,7	201,1	-1,4	91,2	91,5	-0,3	143,6	135,9	7,7	151,0	137,7	13,3	64,8	74,5	-9,8	0.0	0.0	0.0	650,3	640,8	9,5
Exclude: FX impact												0,4			-0,3			0.0			0,1
Exclude: Treasury, run-off portfolios and other			-0,2			-1,0			0,8			-0,8			2,1			0.0			1,0
Net core deposits growth			-1,6			-1,3			8,5			12,9			-7,9			0.0			10,6

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 84

Customer lending IFRS-IASB versus Customer lending IFRS-EU and Netcore lending growth by business line
	Retail Banking Netherlands			Retail Banking Belgium			Retail Banking Germany			Retail Banking Other Retail			Wholesale Banking			Corporate Line			Total
in EUR billion	2022	2021	change	2022	2021	change	2022	2021	change	2022	2021	change	2022	2021	change	2022	2021	change	2022	2021	change
Customer lending IFRS-IASB (Loans and advances to customers excluding LLP)	153,6	154,3	-0,7	91,7	89,7	1,9	98,3	97,1	1,2	108,2	106,7	1,5	198,9	182,4	16,5	0,2	0,2	0,0	650,9	630,4	20,5
Remove impact of: EU 'IAS 39 carve out'													9,4	-2,4					9,4	-2,4	11,8
Customer lending IFRS-EU	153,6	154,3	-0,7	91,7	89,7	1,9	98,3	97,1	1,2	108,2	106,7	1,5	189,5	184,8	4,7	0,2	0,2	0,0	641,5	632,8	8,7
Exclude: FX impact												-1,3			3,9			0.0			2,5
Exclude: Treasury and run-off portfolios			3,7			1,7			4,9			2,9			-6,2			0,0			6,9
Net core lending growth			3,0			3,6			6,1			3,2			2,4			0.0			18,2

Customer deposits IFRS-IASB versus Customer deposits IFRS-EU and Netcore deposits growth by business line
	Retail Banking Netherlands			Retail Banking Belgium			Retail Banking Germany			Retail Banking Other Retail			Wholesale Banking			Corporate Line			Total
in EUR billion	2022	2021	change	2022	2021	change	2022	2021	change	2022	2021	change	2022	2021	change	2022	2021	change	2022	2021	change
Customer deposits IFRS-IASB	201,1	185,6	15,4	91,5	91,3	0,2	135,9	134,6	1,3	137,7	141,4	-3,7	74,6	64,4	10,2	0.0	0.0	0.0	640,8	617,4	23,4
Remove impact of: EU 'IAS 39 carve out'													0,0	0,1					0,0	0,1	-0,1
Customer deposits IFRS-EU	201,1	185,6	15,4	91,5	91,3	0,2	135,9	134,6	1,3	137,7	141,4	-3,7	74,5	64,3	10,3	0.0	0.0	0.0	640,8	617,3	23,5
Exclude: FX impact												-2,4			0,7			0.0			-1,7
Exclude: Treasury and run-off portfolios			-2,5			-0,2			-0,4			11,3			-4,7			0.0			3,4
Net core deposits growth			12,9			0,0			0,8			5,2			6,2			0.0			25,1

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 85
B.Liquidity and capital resources
ING believes that its working capital is sufficient for its present requirements.
For information regarding our material short and long- term cash requirements from known contractual and other obligations, see “Additional information – ING Group Risk Management section Funding and liquidity risk” and Note 47 'Capital management' in the consolidated financial statements.
For information on legal or economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances, see Note 19 'Equity' in the consolidated financial statements.
For information on the maturity profile of borrowings and a further description of the borrowings, please see
Note 17 'Debt securities in issue', Note 18 'Subordinated loans' and Note 38 'Liabilities and off-balance sheet commitments by maturity' in the consolidated financial statements.
For information on currency and interest rate structure, see “Additional information – ING Group Risk
Management section Market risk” and “Additional information – ING Group Risk Management section
Funding and liquidity risk”.
For information on the use of financial instruments for hedging purposes, please see Note 36 'Derivatives and hedge accounting' in the consolidated financial statements.

ING Group Consolidated Cash Flows

cash and cash equivalents
in EUR million	2023	2022	2021
Treasury bills and other eligible bills included in securities at AC	0	1	23
Deposits from banks	-5,132	-6,172	-7,059
Loans and advances to banks	7,931	13,948	8,181
Cash and balances with central banks	90,214	87,614	106,520
Cash and cash equivalents at end of year	93,012	95,391	107,665
Year ended 31 December 2023 compared to year ended 31 December 2022
Net cash flow from operating activities amounts to EUR -11,340 million for the year-end 2023, compared to
EUR -11,112 million for the year-end 2022. The lower in cash flow from operating activities of EUR -228 million in 2023 is explained by higher cash outflows for trading assets and liabilities (EUR -11,714 million), loans and deposits to/from customers (EUR -3,063 million), taxation paid (EUR -1,227), lower cash inflows from result before tax, after adjustment for non cash items (EUR -4,301 million) offset by higher cash inflows from loans and deposits to/from banks (EUR 13,701 million) and non-trading derivatives (EUR 7,878 million).
Net cash flow from investing activities amounts to EUR -8,545 million for the year-end 2023 compared to
EUR -5,307 million in 2022. The net cash flow from investing activities decreased by EUR -3,238 million and is explained by a net decrease from Financial assets at fair value through OCI of EUR -3,802 million and increase from Securities at amortised costs of EUR 619 million.
Net cash flow from financing activities amounts to EUR 18,404 million in 2023, compared to EUR 4,649 million in 2022. The increase of EUR 13,755 million is explained by a net increase of EUR 15,999 million of debt securities partly offset by a net decrease of EUR -562 million of Subordinated loans and higher dividend and repurchases of treasury shares of EUR -1,688 million in 2023.
The operating, investing and financing activities described above result in a decrease of EUR -2,379 million in cash and cash equivalents to EUR 93,012 million at year end 2023 including exchange rate effect on cash and cash equivalents of EUR -898 million.
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
The operating, investing and financing activities described above result in a decrease of EUR -12,274 million in cash and cash equivalents to EUR 95,391 million at year end 2022 including exchange rate effect on cash and cash equivalents of EUR -504 million.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 86
C. Research and development, patents and licenses, etc.
Not applicable.
D. Trend information
For information regarding trend information, see Item 5.A of this Form 20-F.
E. Critical Accounting Estimates
Reference is made to Note 1 'Basis of preparation and material accounting policy information' to the consolidated financial statements for detailed information on Critical Accounting Estimates.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 87
Item 6. Directors, Senior Management and Employees
A.Directors and senior management
Executive Board
Roles and responsibilities
The Executive Board is entrusted with the management of ING Group and its subsidiaries and is responsible for the continuity and long-term value creation of ING. This includes the day-to-day management of the business and the setting of the strategy of ING, which responsibility is vested in the members of the
Executive Board collectively. The organisation, main roles and responsibilities of the Executive Board are set out in the Management Board Charter, which is available on ing.com.
The Executive Board performs its activities under the supervision of the Supervisory Board. The Articles of
Association, the Management Board Charter and the Supervisory Board Charter, which are available on
ing.com, outline which resolutions of the Executive Board are subject to approval by the Supervisory Board.
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
Composition and diversity
ING Group aims to have an adequate and balanced composition of its Executive Board, with a diverse selection of persons with knowledge, skills and executive experience, preferably gained in the banking sector, experience in corporate governance of large stock-listed companies and experience in the political and social environment in which such companies operate. In the selection of the members of the Executive
Board, ING strives for a balance in nationality, gender, and educational and work background. In addition, there should be a balance of experience and affinity with the nature and culture of the business of ING. We believe that diverse leadership at the level of the Executive Board fosters a diversity of views and experiences and facilitates independent opinions and sound decision-making, which has a positive impact on ING's business. The Gender Diversity Act requires ING to set appropriate and ambitious targets for gender diversity in its Executive Board and senior management. In addition, there should be a balance of experience and affinity with the nature and culture of the business of ING. Factors such as nationality, gender, age and education are also taken into account for the composition of the Executive Board. ING applies a gender diversity target of at least 30 percent to the Executive Board, which was met over 2023. Also, the Executive
Board had an international composition in 2023, with one board member of Dutch nationality and two board members with other nationalities.
The Supervisory Board is responsible for selecting and nominating candidates to be appointed or reappointed to the Executive Board by the General Meeting, among others based on the Executive Board profile, which is available on ing.com. The Supervisory Board regularly assesses the composition and functioning of the Executive Board.
Part of this process are the following two topics:
1.Bench strength and succession planning for Executive Board positions are continuous attention points.
Potential internal candidates for such roles may be complemented with potential talent from outside
ING.
2.A long-term view is taken on the composition of the Executive Board, which, for example, means that steps are taken to improve the development path of women within ING and the appointment of women in senior positions throughout the organisation, in line with ING's D&I policy.
See more information on diversity, including on gender diversity in senior management, in the paragraphs on Unlocking our people's full potential in 'How we are making the difference'. For more information on the composition of the Executive Board, see 'Our leadership'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 88
Appointment, suspension and dismissal
Members and proposed members of the Executive Board are appointed, suspended and dismissed by the
General Meeting. Candidates for appointment to the Executive Board are assessed by the Dutch Central
Bank (DNB) and the European Central Bank (ECB) for suitability and integrity and must continue to meet these criteria while in function.
For the appointment of Executive Board members, the Supervisory Board may draw up a binding list of candidates, which may be rendered non-binding by the General Meeting. A resolution of the General
Meeting to render this list non-binding, or to suspend or dismiss Executive Board members without this being proposed by the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. This quorum requirement cannot be waived in a second general meeting. This ensures that such significant shareholder proposals cannot be adopted in a general meeting with a low attendance rate and can only be adopted with substantial support of ING Group’s shareholders.
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
Relevant positions pursuant to CRD IV / conflicting interests
Members of the Executive Board may hold other positions outside ING. No member of the Executive Board had corporate directorships relevant under Capital Requirements Directive 4 (CRD IV) outside ING throughout
2023.
Members of the Executive Board are to report any conflict of interest (including potential conflicts of interest) to the chairperson of the Executive Board and the other Executive Board members, and shall provide all relevant information. The Executive Board, excluding the member concerned, decides whether a conflict of interest exists.
In case of a conflict of interest, the relevant member of the Executive Board abstains from discussions and decision-making on the topic or the transaction in relation to which they have a conflict of interest with ING
Group.
Transactions involving actual or potential conflicts of interest
There were no transactions reported in 2023 in which there were conflicts of interest with Executive Board members that are of material significance to ING Group and/or to the relevant board members.
If a member of the Executive Board obtains financial products and services, other than loans, which are provided by subsidiaries of ING Group in the ordinary course of business on terms that apply to employees, this is not considered a significant conflict of interest and is therefore not reported. Banking and financial products in which the granting of credit is of a secondary nature, e.g. credit cards and overdrafts in current account, are not considered a loan for this purpose and are therefore not disclosed in the ‘Remuneration report’. For an overview of loans granted to members of the Executive Board, please see ‘Remuneration report’.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 89
Information on the members of the Executive Board (and Management Board Banking) on 31 December 2023

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 90
Supervisory Board
Roles and responsibilities
The Supervisory Board supervises and advises the Executive Board and oversees the activities of ING and the business connected with it. The responsibility for supervising and advising the Executive Board is vested in the members of the Supervisory Board collectively. The organisation, powers and modus operandi of the
Supervisory Board are set out in the Charter of the Supervisory Board, available on ing.com.
In performing their duties, members of the Supervisory Board are required to:
•Be guided by the interests of ING and the business connected with it, thereby carefully balancing the interests of all stakeholders of ING and in this consideration give paramount importance to the customer’s interest, as set out in the Dutch Banker’s Oath;
•Foster a culture focused on sustainable long-term value creation, financial and non-financial risk awareness, compliance with ING’s risk appetite, responsible and ethical behaviour, and stimulate openness and accountability within ING and its subsidiaries;
•Act without mandate and independent of any interest in the business of ING;
•Ensure that the Supervisory Board functions effectively.
The Articles of Association, the Management Board Charter and the Supervisory Board Charter outline which resolutions of the Executive Board are subject to approval by the Supervisory Board.
In accordance with the Articles of Association, ING Group indemnifies the members of the Supervisory Board as far as legally permitted against direct financial losses in connection with claims from third parties filed or threatened to be filed against them by virtue of their service as a member of the Supervisory Board.
Composition and diversity
ING Group aims to have an adequate and balanced composition of its Supervisory Board, with a mix of persons with knowledge, skills and executive experience, preferably gained in the banking sector, experience in corporate governance of large stock-listed companies, and experience in the political and social environment in which such companies operate. In the selection of the members of the Supervisory Board,
ING strives for a balance in nationality, gender, and educational and work background. In addition, there should be a balance of experience and affinity with the nature and culture of the business of ING. We believe that diverse leadership at the level of the Supervisory Board fosters a diversity of views and experiences and facilitates independent opinions and sound decision-making, which has a positive impact on ING's business.
According to the Gender Diversity Act, ING is required to comply with a gender-diversity quota of one third male and one third female for its Supervisory Board. In 2023, the Supervisory Board consisted of two third male and one third female. We believe the Supervisory Board is also well balanced in terms of other relevant diversity aspects. Also, the Supervisory Board had an international composition in 2023, with five persons of
Dutch nationality and four persons with other nationalities.
The Supervisory Board is responsible for selecting and nominating candidates for appointment or reappointment to the Supervisory Board, among others based on the Supervisory Board profile, which is available on ing.com. The Supervisory Board regularly assesses its composition.
ING believes that former members of the Executive Board can make a valuable contribution to the
Supervisory Board. Therefore, also taking into account the size of the Supervisory Board and ING’s wide range of activities, they may become members of the Supervisory Board of ING Group, but not in the
position of chairperson or vice-chairperson. Former Executive Board members must wait at least one year before becoming eligible for appointment to the Supervisory Board.
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
For the appointment of Supervisory Board members, the Supervisory Board may draw up a binding list of candidates, which may be rendered non-binding by the General Meeting. A resolution of the General
Meeting to render this list non-binding, or to suspend or dismiss Supervisory Board members without this being proposed by the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. The quorum requirement cannot be waived in a second general meeting. This ensures that such significant proposals of shareholders cannot be adopted in a general meeting with a low attendance rate and can only be adopted with substantial support of ING Group’s shareholders.
Candidates for appointment to the Supervisory Board are assessed by DNB and ECB for suitability and reliability and must continue to meet these criteria while in function.
Term of appointment of the Supervisory Board members
As a general rule, Supervisory Board members step down from the Supervisory Board after the fourth anniversary of their last appointment or reappointment. They are eligible for reappointment in the fourth year after their initial appointment and, with explanation, also in the eighth and tenth years.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 91
The Supervisory Board may deviate from this general rule under special circumstances and with explanation, for instance to maintain a balanced composition of the Supervisory Board and/or to preserve valuable expertise and experience. The retirement schedule is available on ing.com.
Relevant positions pursuant to CRD IV / conflicting interests
Members of the Supervisory Board may hold other positions outside ING, including directorships, either paid or unpaid. CRD IV restricts the total number of supervisory board positions or non-executive directorships with predominantly commercial organisations that may be held by a Supervisory Board member to four, or to two, if the Supervisory Board member also has an executive board position. The ECB may, under special circumstances, permit a Supervisory Board member to fulfil an additional supervisory board position or non-
executive directorship. Positions with, inter alia, subsidiaries or qualified holdings are not taken into account in the application of these restrictions. Such positions may not conflict with the interests of ING Group. It is the responsibility of the individual member of the Supervisory Board and the Supervisory Board collectively to ensure that the directorship duties are performed properly and are not affected by any other positions that the individual may hold outside ING Group.
Members of the Supervisory Board are to report any conflict of interest (including potential conflicts of interest) to the chairperson of the Supervisory Board (or, in the case of the chairperson, to the vice-
chairperson) and to the other Supervisory Board members, and shall provide all relevant information. The
Supervisory Board, excluding the member concerned, decides whether a conflict of interest exists.
In case of a conflict of interest, the relevant member of the Supervisory Board abstains from discussions and decision-making on the topic or the transaction in relation to which they a conflict of interest with ING
Group.
Transactions involving actual or potential conflicts of interest
There were no transactions reported in 2023 in which there were conflicts of interest with Supervisory Board members that are of material significance to ING Group and/or to the relevant board members.
If a member of the Supervisory Board obtains financial products and services, other than loans, which are provided by ING Group subsidiaries in the ordinary course of business on terms that apply to employees, this is not considered to be a material conflicting interest. Banking and financial products in which the granting of credit is of a secondary nature, e.g. credit cards and overdrafts in current account are not considered a loan for this purpose and are therefore not disclosed in the ‘Remuneration report’. For an overview of loans granted to members of the Supervisory Board, see the ‘Remuneration report’.
Independence
All Supervisory Board members, with the exception of no more than one person, should qualify as independent as defined in the best practice provision 2.1.8 of the Dutch Corporate Governance Code. The members of the Supervisory Board are therefore requested to assess annually whether or not they are independent as set out in the Dutch Corporate Governance Code and to confirm this in writing. On this basis, the Supervisory Board confirms that all members of the Supervisory Board are to be regarded as independent on 31 December 2023. On this date all members of the Supervisory Board were also to be regarded as independent within the meaning of the NYSE listing standards.
Committees of the Supervisory Board
On 31 December 2023, the Supervisory Board had five committees: the Risk Committee, the Audit
Committee, the Nomination & Corporate Governance Committee, the Remuneration Committee, and the
ESG Committee (ad hoc).
Separate charters have been drawn up for the Risk Committee, the Audit Committee, the Nomination &
Corporate Governance Committee, and the Remuneration Committee. Terms of reference have been drawn up for the ESG Committee. These charters and terms of reference are available on ing.com.
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
ING Group Annual Report 2023 on Form 20-F 92
Information on the members of the Supervisory Board on 31 December 2023

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 93
B. Compensation
Remuneration report
While 2023 was a challenging year in many ways, ING fared remarkably well, delivering stronger financial results and gaining more primary customers than ever before. This is all the more notable given the geopolitical and economic shocks and ongoing regional conflicts.
Needless to say, this affects many of our clients and the societies in which we operate. Notwithstanding this adversity, we continued to successfully execute our strategy, deliver exceptional results, and make significant progress in various target areas.
Our view on remuneration
ING's remuneration approach is designed to enable us to attract, motivate and retain leaders with the ability, experience, skills, values and behaviours to fulfil our role as a global bank, sustainably executing our strategy while upholding our values and stakeholder interests. However, following the Dutch Banking Code, total direct compensation of the Executive Board is below the market median of a peer group of comparable companies.
In line with the remuneration principles that apply to all ING staff, the remuneration policies for the
Executive Board and Supervisory Board are designed to ensure that ING offers well-balanced remuneration within ING's risk appetite and in fulfilment of our statutory obligations.
Stakeholder engagement
We see stakeholder engagement as a key element in the formulation of our remuneration policies.
At our 2020 AGM, 94.4 percent were in favour of our current Executive Board policy and 98.6 percent were in favour of our current Supervisory Board policy. As part of the renewal process, the Supervisory Board conducted a detailed review of these policies in 2023 to assess their continuing suitability.
The process entailed a comprehensive stakeholder engagement process with regulators, our shareholders, customers, employees (Central Works Council), and society at large to take their views on the remuneration policies into account. As always, we found engaging with our stakeholders to be very valuable and were grateful for the level of feedback and support we received.
Noting the strong support from shareholders for our current policies, and on that basis their support of the execution of our strategy within our regulatory framework, we are proposing that the fundamentals of the current policies remain in place. There will, however, be limited changes proposed to our peer group composition, enhanced transparency, and minor flexibility on items to execute. We will seek shareholder approval for the proposed updated Executive Board and Supervisory Board remuneration policies at the
2024 AGM. The main themes mentioned by most stakeholders during the Executive Board remuneration policy consultation and our responses were:
One of the key feedback items from stakeholders was the need for enhanced transparency around how environmental, social and governance (ESG) matters are integrated into the Executive Board remuneration policy, especially in the context of rapidly evolving developments for regulators and shareholders. ING's selection of ESG measures is designed to support the delivery of our ESG objectives and align them to regulatory expectations, both in terms of current and upcoming developments. We will continue to review and expand on our sustainability targets for scope 3 emissions. We will also take a more data-driven approach, where each year we will disclose retrospectively enhanced substantiation of non-financial performance on a quantitative and qualitative basis for the Executive Board members. In addition, we will continue to refine, adjust and enhance the robustness of our target-setting and performance assessment approach for the purposes of determining variable remuneration for members of the Executive Board.
Stakeholders have also suggested that ING should disclose more quantifiable non-financial metrics on an ex-ante, or at least, an ex-post basis. ING has both quantifiable and qualitative targets for non-financial measures, which support a balanced performance assessment against these measures. ING’s objective is to continue to have more quantifiable non-financial performance targets, which are always disclosed for the
Executive Board members in the relevant remuneration report on an ex-post basis. There are commercial sensitivities that prohibit ING from disclosing the targets on an ex-ante basis.
Please note that the Supervisory Board received feedback from various stakeholders who are increasingly concerned that, over the last few years, the actual total compensation of our Executive Board members has

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 94
fallen behind our desired pay policy stance and positioning against our peer group. This is supported by the benchmark results for comparable roles in organisations that are similar in size, operating in similar geographies, and with whom we compete for talent. We will keep this issue of appropriate market pay positioning for our Executive Board members under review.
Stakeholder feedback on the proposed policy changes for the Supervisory Board was positive, including on the introduction of an annual indexation mechanism for Supervisory Board fees to enable more regular adjustments in line with the wider workforce salary increase percentage. The Supervisory Board does not directly influence the annual indexation factor, in line with the feedback we received from stakeholders. The wider workforce salary increase percentage as an indexation factor aligns well with ING's profile of a leading
European universal bank with global activities and will bring the fee levels more in line with peers and with those sufficient to attract and retain qualified (international) Supervisory Board members.
On behalf of the Supervisory Board, I would like to thank our stakeholders for their engagement and feedback.
This report
This Remuneration report reflects the remuneration for the Supervisory Board and Executive Board members. In preparing this report, we took notice of the draft (non-binding) 'Guidelines on the standardised presentation of the remuneration report' from the European Commission (EC) as published in September
2022.
With respect to reporting on remuneration, our ambition is to continue to be at the forefront, providing more information than is mandatory. For example, under the 2023 Executive Board remuneration section of this report we have included the prescribed tables from the draft (non-binding) 'Guidelines on the standardised presentation of the remuneration report' from the EC. We describe the key stakeholder engagement process that we followed as part of the proposed updated Executive Board and Supervisory
Board remuneration policies. We now have a new visual on the total direct compensation position in relation to the market median, as well as an improved visual for deferred shares.
A further example of enhanced transparency is our 'gender pay gap analysis', which can be found in the
'Social' section of the ING Annual Report, part of our new ESG chapter. In 2022, we conducted a global analysis of gender pay for the first time, to provide a basis to structurally address any gaps using data from
2021. We repeated this analysis in 2023 with data from 2022, and expect to complete an analysis of 2023 and 2024, which will then be published in the 2024 Annual Report.
In addition to the broader benefits of a more gender-diverse senior management team – for our business, employees, and customers, increasing the representation of women in senior management is foundational to addressing our gender pay gap.
ING follows the guidelines laid out by the European Banking Authority, which collects benchmarking data on the gender pay gap (i.e. the difference between the average remuneration of men and women) from banks under its supervision, including ING, over the financial year 2023. ING already fulfils this requirement, having begun collecting data on the gender pay globally in 2022 and publishing its unadjusted and adjusted global gender pay gap in this report. As well as conducting a gender pay gap analysis globally, in 2023 ING also carried out an analysis on a country and entity level, with the aim of being even more transparent.
I believe transparency on this subject is an important step in helping ING to advance diversity, inclusion and belonging. We do realise that there is more to be done, especially on the underrepresentation of women in leadership positions. However, some of the steps we have taken include increasing our target to at least 35 percent women in senior management by 2028, and introducing an additional target of at least 30 percent women in the leadership pipeline by 2025. While these targets are not an end-goal in themselves, they are important milestones to achieving true gender equity at the top. Our bank-wide gender equity action plan, based on reliable data and proven solutions, is aimed at making sustainable and structural improvements.
Performance year 2023
ING has delivered strong results in 2023. We were able to continue to successfully execute our strategy by increasing the number of customers, working to provide them with a superior customer experience, further improving our digital offerings, and helping our clients in their sustainable transitions.
Our full-year 2023 net result was €7,287 million (up from €3,674 million in 2022) with a full-year return on equity (ROE) of 14.8 percent (up from 7.2 percent in 2022). Both Retail and Wholesale Banking have contributed positively. This result was driven by higher net interest income and our continued low risk costs, reflecting our strong asset quality.
Retail Banking has grown the customer base by 750,000 primary customers to reach a total of 15.3 million, with Germany, Spain and the Netherlands in particular contributing to this growth. It is clear our customers value our services, as evidenced by our number one position in net promoter score (NPS) in five of our 10 retail markets. Wholesale Banking achieved an all-time high NPS of 72, reflecting the high satisfaction of our clients across the globe.
Putting sustainability at the heart of what we do is one of the two key pillars of our strategy. We are proud of the progress we are making, and how we are using our financing to contribute to the transition of our customers. We continue to facilitate the transition to a low-carbon economy and support our clients in their transitions.
In October, we published our annual Climate Report, which explains how our financing impacts climate change, as well as how climate change impacts our business. It includes our progress on steering the 10

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 95
most carbon-intensive sectors in our loan portfolio towards global climate goals. As you know, our Terra approach is to engage with clients to help them make the transition, by helping them to assess climate risks and take action to mitigate them.
We are currently on track to achieve our medium-term 2030 sector decarbonisation targets in four of our 10
Terra (sub)sectors. However, our commercial real estate and residential real estate (mortgages) portfolios in the Netherlands are 'off track' compared to their respective sector alignment pathways. As we have just expanded our commercial real-estate targets to also cover our Wholesale Banking book, and our oil & gas to mid- and downstream, we will present our progress against this target in future reports.
Our Terra approach is also reflected in the targets of the Executive Board Members for 2024, to support the transition of the most carbon-intensive sectors in Wholesale Banking, which are power generation, oil & gas, cement, steel, automotive, aviation, shipping and commercial real estate, towards a better carbon performance, in line with our 2030 decarbonisation targets. We have also reinforced our commitments to support the energy transition by stepping up our renewable energy financing efforts.
The Supervisory Board has agreed that the Executive Board's performance was satisfactory in 2023. Based on a thorough and balanced assessment of the performance of each Executive Board member against their objectives, ING's results, their behaviour, and risk and compliance matters, the Supervisory Board decided to award the following variable remuneration: 17 percent of the maximum 20 percent to the chief executive officer; 18 percent of the maximum 20 percent to the chief financial officer; and 17 percent of the maximum
20 percent to the chief risk officer.
Under the Executive Board remuneration policy, the Supervisory Board is annually required to consider base salary increases for members of the Executive Board, taking into account a range of factors. These include salary increases of other employees within ING, the increase of general price indices, and market competitiveness. In consideration of these factors, and given that no base salary increases were awarded to members of the Executive Board in the last three years, the Supervisory Board has determined that an increase is appropriate, awarding a salary increase of 4.0 percent to each of the Executive Board members.
For all other eligible staff, variable remuneration can be discretionary or collective and is awarded based on criteria for the overall group, business line, and individual performance. At least half of these targets must be non-financial. A considerable part of the variable remuneration is awarded based on collective agreements. In 2023, the total amount awarded was €514.9 million, reflecting an 11.6 percent increase against the total target variable remuneration pool.
In closing, I would like to thank all ING employees for their continuing support and dedication to ING, our customers, and other stakeholders. It has not always been easy, yet they remain the power behind ING's purpose.
Herna Verhagen
Chairperson of the Supervisory Board Remuneration Committee

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 96
Remuneration report Executive Board
and Supervisory Board
About this report
This Remuneration report is based on the remuneration policies for the
Executive Board and Supervisory Board. This section of the report is the
Remuneration report as referred to in the Dutch Act implementing the
Shareholder Rights Directive II (SRD II). It will be presented to shareholders at the 2024 AGM for an advisory vote. An explanation of how the results of this vote are taken into account will be included in the 2024 Remuneration report.
This Remuneration report includes under section 2023 Executive Board remuneration, further alignment with prescribed tables from the draft (non-binding) ‘Guidelines on the standardised presentation of the remuneration report’ from the European Commission. In addition, we describe the process of key stakeholder engagement followed as part of the proposed updated Executive Board and Supervisory Board remuneration policies.
2023 AGM
The 2022 Remuneration report was presented for an advisory vote at the AGM held on 24 April 2023
(hereafter called the 2023 AGM). The outcome was an advisory vote of 92.96 percent in favour. A number of shareholders made comments with regard to the remuneration of the CEO which was comparatively modest. In this year's report, the AGM's feedback is reflected by providing more transparency on addressing
ING's and the EB's target-setting, with more attention for the percentual increased key focus areas like impact of customer satisfaction, sustainability and social impact.
We recognise that remuneration is an important and sensitive topic and that viewpoints on the topic may vary for different stakeholder groups. The Supervisory Board is fully committed to ensuring that our approach to remuneration achieves a balance of interests across different stakeholders. Stakeholder engagement is a key element in the formulation of our remuneration policies. We have regular dialogues with our stakeholders and in 2023 we performed an extensive round of dialogues specifically in preparation for the renewal of our remuneration policies ahead of the 2024 AGM. The Supervisory Board will continue to foster a transparent dialogue on remuneration and future policy amendments.
Board changes and business events in 2023
Tanate Phutrakul was reappointed as a member of the Executive Board at the 2023 AGM for another four-
year term lasting until the end of the 2027 AGM.
On 2 February 2023, it was announced that Hans Wijers had expressed the intention to hand over his duties as chairperson and retire from the Supervisory Board for personal reasons. Prior to this, Mariana Gheorghe had also expressed her intention to retire from the Supervisory Board at the end of the 2023 AGM. During
the 2023 AGM, shareholders approved the appointment of Karl Guha upon the departure of Hans Wijers as the new chairperson of the Supervisory Board, and Alexandra Reich as a new member to the Supervisory
Board for a four-year term. In addition, shareholders approved the reappointment of Herna Verhagen and
Mike Rees to the Supervisory Board for another four-year term.
Main decisions on the remuneration of the Executive Board and
Supervisory Board for 2024
The following decisions were taken in relation to remuneration for 2024:
•Updates to the Executive Board and Supervisory Board remuneration policies will be proposed;
•Base salary of the Executive Board members from 1 January 2024 will be increased by 4.0 percent, see
'2024 Executive Board remuneration';
•The Supervisory Board fees will be indexed with an increase at 5.4 percent for 2024, subject to a positive binding vote by the AGM on 22 April 2024 on the proposed updated Supervisory Board remuneration policy, see '2024 Supervisory Board remuneration'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 97
2023 Executive Board remuneration at a glance
Please see '2023 Executive Board performance evaluation' for more details on the Executive Board members' performance and variable remuneration outcomes

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 98
Remuneration Executive Board
Executive Board remuneration policy
The Executive Board remuneration policy complies with applicable laws and regulations and is in line with the remuneration principles that apply to all ING employees.
The Executive Board remuneration policy, which was adopted by shareholders during the 2020 AGM, is disclosed in full on ing.com under the section ‘Remuneration’. During 2023, there was no deviation from the procedure for the implementation of the Executive Board remuneration policy. In line with this policy, the remuneration of the Executive Board members is designed to attract, motivate and retain leaders. Retention is an important goal since this contributes to long-term performance. In addition, delivery of both financial and non-financial KPIs, including ESG performance targets, contributes towards sustainable long-term value creation for stakeholders.
SRD II requires listed companies to submit their remuneration policies to the AGM at least once every four years. Should policy changes be proposed, our stakeholders need to be consulted first about the proposed changes. An updated version of the policy will then be submitted for adoption by the General Meeting.
In 2023, ING engaged with its various stakeholders in an open dialogue on changes to the Executive Board and Supervisory Board remuneration policy, and for 2024, policy updates are proposed. In 2024, ING's
Executive Board remuneration policy and Supervisory Board remuneration policy will be presented for shareholder approval at the 2024 AGM. For further information on the updated policies, we refer to the letter of the chairperson of the Supervisory Board Remuneration Committee.
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
compensation for 2023 was compared to a peer group as formulated in the Executive Board remuneration policy. The peer group is based on five guiding principles, reflecting ING’s current profile, and is explained in the Executive Board remuneration policy. In short, these principles are described in the next table.

Guiding principle	Short description
Size	ING acknowledges the importance of including companies that are broadly comparable in terms of size and complexity
Governance framework	ING is subject to the Dutch (financial services) regulatory framework and operates within a Dutch stakeholder environment
Geography	ING is a leading European universal bank with a global presence and is headquartered in the Netherlands
Talent market	ING is increasingly experiencing a cross-pollination of talent across sectors/industries, not limited to traditional banking competitors
Balancing	ING acknowledges the importance of not losing sight of relevant peer companies that do not match on the other criteria
In line with the Dutch Banking Code, the 2023 peer group consists of both financial and non-financial companies, taking into account the relevant international context. In addition, the Supervisory Board decided to exclude the UK and Switzerland from our peer group, due to different pay structures in their financial sectors. Following an external and independent review in line with the Executive Board remuneration policy in 2023, the current peer group composition remains unchanged and comprises:

ABN AMRO	Ahold Delhaize	BBVA	Deutsche Bank
Aegon	ASML	Banco Santander	Intesa Sanpaolo
NN Group	Heineken	BNP Paribas	Société Générale
Rabobank	Philips	Crédit Agricole	UniCredit
In line with the requirements laid out in the Dutch Banking Code, the actual earned total direct compensation of members of the Executive Board under the Executive Board remuneration policy should be below the market median of the peer group. The calculation of pay positioning of the Executive Board members against the peer group is performed on this basis (i.e. actual fixed salary plus actual variable remuneration). Based on the latest available survey data of actual total direct compensation earned, ING's
Executive Board members were all paid below the market median.
In the next visual, the total direct compensation position of each Executive Board member in relation to the market median and market benchmarks is shown.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 99
Fixed remuneration
The individual base salaries are set according to the role, responsibilities and experience of each Executive
Board member with reference to market practice. The Remuneration Committee reviews the individual base salaries of the Executive Board members annually and proposes any changes to the Supervisory Board. The
Supervisory Board has the discretion to increase the individual base salaries. The below factors are given consideration in determining their base salaries:
•the individual’s level of skill and performance;
•internal pay ratios and salary increases for other employees within ING;
•remuneration level at the external peer group;
•public indexation reference points (e.g. consumer price index);
•stakeholder views.
Variable remuneration
Variable remuneration for Executive Board members is limited to a maximum of 20 percent of base salary in line with legislative requirements. The Executive Board remuneration policy provides for an at target variable remuneration of 16 percent of base salary. At least 50 percent of this is based on non-financial performance criteria. For the CRO, the non-financial performance criteria is 75 percent. If performance criteria are exceeded, the Supervisory Board can increase the variable component to the maximum of 20 percent of base salary. If performance is below target, the variable component will be decreased, potentially down to zero.
The applicable performance criteria are based on ING’s strategy and priorities for the financial year, aiming to drive sustainable outcomes for ING, including financial returns that correspond to shareholder returns in the short- and longer term. The performance criteria therefore contribute to the long-term objectives of ING.
All variable remuneration is awarded fully in shares. There is a minimum holding period of five years from the award date plus an additional holding year as of the vesting date. This combination (i.e. all shares plus a long holding period) fosters alignment with shareholders and a focus on the long term.
The Supervisory Board predetermines the performance criteria for the Executive Board each year to ensure alignment between ING's strategy, performance objectives and long-term interest. For further details on the pay-out of variable remuneration, please see the Executive Board remuneration policy which is disclosed in full on ing.com under the section ‘Remuneration’. Illustrated below is the pay-out scheme of variable remuneration for Executive Board members.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 100
Pension
All members of the Executive Board participate in the Collective Defined Contribution pension plan, which is accrued on an annual salary of up to €128,810 for 2023. This is the same as for all employees working in the
Netherlands without a supplementary pension scheme. Executive Board members are compensated for the lack of pension accrual above this amount by means of an individual savings allowance (see 'Benefits'), to be determined annually, on the same terms that apply to other participants in the Collective Defined
Contribution pension plan. The set-up of this compensation for the lack of pension accrual is in line with best practices in the Netherlands.
Benefits
Executive Board members are eligible for additional benefits, such as:
•contributions individual savings plans;
•individual savings allowance (as explained under 'Pension' above);
•travel and accident insurance;
•other benefits:
•expatriate allowances (such as housing, school/tuition fees and international health insurances, if applicable);
•banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands);

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 101
•tax and financial planning services to ensure compliance with the relevant legislative requirements;
•the use of either a company car or driver service.
Tenure
Members of the Executive Board are appointed by the General Meeting for a maximum term of four years.
They may be reappointed by the General Meeting in line with ING’s Articles of Association and applicable rules and regulation. Executive Board members have a commission contract for an indefinite period. ING has the option to terminate the contract if a member is not reappointed by the General Meeting, or if their membership of the Executive Board is terminated. There is a three-month notice period for individual board members and a six-month notice period for ING. During this time, the board member would, in principle, continue to work and remains eligible for all agreed remuneration components.
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
The Remuneration Committee’s responsibilities include preparing the Supervisory Board for decisions regarding the individual remuneration of members of the Executive Board. In performing its tasks, the
Remuneration Committee takes note of the views of individual Executive Board members with regard to the amount and structure of their own remuneration. Remuneration proposals for individual Executive Board members are drawn up in accordance with the Executive Board remuneration policy and cover the following aspects: remuneration structure, external benchmark results based on an annual review and validation of the Executive Board peer group, the amount of the fixed and variable remuneration components, the performance criteria used and, if and when considered appropriate, stakeholder engagement and the pay ratios within the company and its affiliated enterprises. In the performance of its tasks, the Remuneration
Committee works together with the Risk Committee.
The Executive Board variable remuneration proposals were determined based on scenario analysis performed against different performance standards and payout levels including threshold, target and maximum and presented to the Supervisory Board for consideration. In conclusion, the proposed variable remuneration awards for the Executive Board members were considered fair and appropriate and in line with legislative requirements of maximum of 20 percent of base salary. The scenario analysis provided no issues or new insights that warranted further adjustments to the proposed variable remuneration awards by the Supervisory Board.
Special employment conditions
In line with the Executive Board remuneration policy, the Supervisory Board may decide to temporarily apply special employment conditions, for example to secure the recruitment of new Executive Board members in exceptional circumstances, when this is necessary to serve the long-term interests and sustainability of ING as a whole, or to assure its viability. In 2023, there were no such special employment conditions granted.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 102
2023 Remuneration Executive Board
This section includes details of remuneration for Executive Board members relating to the period served on the Executive Board in 2023.
In line with the Dutch Corporate Governance Code, ING calculates the internal ratio of the remuneration for the chief executive officer (CEO) compared to the average remuneration of all ING staff. Using the CEO's total remuneration (i.e., the total of fixed and variable remuneration, including benefits such as pension and allowances) compared to the average remuneration for all ING staff, the ratio in 2023 was 1:24. The lower ratio for 2023 compared to 2022 is mainly caused by the fact that the remuneration of the CEO remained stable while the average remuneration of ING staff increased.

1. Internal ratio for CEO	All ING staff
2023	1:24
2022	1:25
2021	1:28
2020	1:31
2019	1:27
Furthermore, we also calculated the average ratio of total remuneration for the chief financial officer (CFO)
and chief risk officer (CRO) compared to all ING staff. On that basis the average ratio in 2023 for the CFO and
CRO was 1:18, which is comparable to that of 2022.
Remuneration versus company performance and average employee remuneration
Table 2 (on the next page) shows the development of directors’ remuneration (Executive Board and
Supervisory Board members), company performance and the average remuneration of an ING employee.
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
The metrics consist of:
•Retail primary relationships.
•Profit before tax for ING Group.
•Return on equity based on IFRS-EU equity.
Finally, we present the development of the remuneration on average (per employee). For this number, we use the same data as for the internal ratio.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 103

2. Development of directors’ remuneration, company performance and employee remuneration ¹
Amount in thousands of euros unless otherwise stated	FY 2023	FY 2023 vs FY 2022		FY 2022 vs FY 2021		FY 2021 vs FY 2020		FY 2020 vs FY 2019		FY 2019 vs FY 2018
Directors' remuneration (Executive Board) [2,3,4,5,6]
Steven van Rijswijk (CEO)	2,076	23	1.1%	-24	-1.2%	578	38.6%	100	7.2%	195	16.2%
Tanate Phutrakul (CFO)	1,446	33	2.3%	-27	-1.9%	218	17.9%	-	-	-	-
Ljiljana Čortan (CRO)	1,430	7	0.5%	-	-		-	-	-	-	-
Company’s performance
Retail primary relationships (in mln)	15.3	0.7	5%	0.3	2%	0.4	3%	0.6	5%	0.8	7%
Profit before Tax ING Group (in mln)	10,492	4,990	91%	-1,280	-19%	2,973	78%	-3,025	-44%	-4	0%
Return on equity based on IFRS-EU equity	14.8%	7.6%	106%	-2%	-22%	4.4%	92%	-4.6%	-49%	-1.8%	-4%
Average employee remuneration [7]
Average fixed and annual variable remuneration	77	4.8	6.5%	2.4	3.5%	2.7	4%	-	-	-	-
Directors remuneration (Supervisory Board) [8]
Hans Wijers (chairperson)	93	-	-	0.5	0.2%	-25	-11.9%	7	3.5%	17	9.2%
Karl Guha (chairperson)	130	-	-	-	-	-	-	-	-	-	-
Mike Rees (vice-chairperson)	151	12	8.8%	10	7.8%	0	0%	-	-	-	-
Juan Colombás	123	21	20.4%	8	8.5%	-	-	-	-	-	-
Mariana Gheorghe	41	-	-	18	17.2%	-6	-5.6%	-10	-8.5%	13	12.4%
Margarete Haase	118	6	4.9%	8	7.7%	-1	-1.0%	7	7.1%	35	55.6%
Lodewijk Hijmans van den Bergh	108	11	10.8%	-	-	-	-	-	-	-	-
Herman Hulst	108	8	7.5%	5	5.0%	-	-	-	-	-	-
Harold Naus	98	6	6.0%	-3	-2.9%	-	-	-	-	-	-
Alexandra Reich	78	-	-	-	-	-	-	-	-	-	-
Herna Verhagen	108	6	5.4%	2	2.0%	-21	-17.4%	-	-	-	-
1For consistency reasons, this table only makes a comparison between two full financial years in which the respective Executive Board or Supervisory Board member served in their role as board member.
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
ING Group Annual Report 2023 on Form 20-F 104
2023 Executive Board performance assessment and reward process
The Executive Board performance assessment and reward process includes a number of key steps. This process serves as the foundation to determine the variable remuneration for Executive Board members.
At the start of the performance year, the Supervisory Board approves the financial, non-financial and risk performance targets applicable to the Executive Board members for that year:
•Financial performance target areas including profit-based and return-based targets;
•Non-financial performance target areas consisting of customer (except the CRO), risk & regulatory, strategy, environment & social.
Each performance target area is weighted and when combined, all weightings total 100 percent. The Dutch
Remuneration Policy for Financial Enterprises Act (Wet Beloningsbeleid Financiële Ondernemingen, Wbfo)
specifies that at least 50 percent of variable remuneration metrics must be based on non-financial targets.
The CEO is aligned fully to Group performance, while for the CFO, it is a mix of both Group and functional performance targets. The non-financial targets for the CRO are predominantly based on performance targets that are linked to the function and role.
The applicable performance targets are based on ING's strategy, with customers and sustainability as the core pillars. The performance targets for the Executive Board members reflect ING's priorities for the financial year, aiming to drive sustainable outcomes, including financial returns that drive shareholder returns in both the short and longer term. In addition, non-financial targets, including ESG-related targets, are also taken into account and contribute towards long-term sustainable value for both ING and society.
ING's remuneration approach is strongly linked to a robust and transparent performance management process which aims to reward sustainable performance.
The target areas, targets and weightings are included in the performance target cards for each Executive
Board member. The performance target card consists of both quantitative- and qualitative-based targets to achieve a balanced and holistic assessment. Quantitative-based targets are measured primarily on a formulaic basis where the expected target performance level must be achieved before the on-target pay-
out can be earned. Qualitative targets are clearly defined with descriptors of levels of what is expected of the performance, such as speed of delivery, quality of delivery and ways of working. These are assessed using a standard three-point rating scale which aligns with ING's Step Up Performance rating approach. The overall outcome of the performance target card assessment described above is the starting point for determining the variable remuneration of the Executive Board members.
Throughout the year, regular conversations take place between the Supervisory Board and the Executive
Board to review their performance. Progress against performance measures is formally tracked and discussed at least twice a year in the mid-year and year-end reviews. The Nomination and Corporate
Governance Committee takes an active role in assessing the performance of individual Executive Board members, and informs both the Risk Committee and the Remuneration Committee.
At the end of the year, the Risk Committee and Remuneration Committee provide input and assess the performance of Executive Board members to determine the variable remuneration to be awarded. They jointly advise the Supervisory Board on the recommendations to get final approval of the awards. This follows a multi-step and integrated process that closely aligns with the way variable remuneration is determined for the wider ING workforce. The process covers an assessment of their performance, based on individual performance target cards. It includes targets and ranges agreed to at the beginning of the performance year, along with risk assessments measured on an ex-ante and ex-post risk adjustment basis
(see also 'The comprehensive process around variable remuneration', under point 5).
The integrated performance assessment process for determining variable remuneration also takes into account financial and operational performance, risk and compliance, as well as behaviour and conduct of each Executive Board member. This is supported by a robust framework for considering risk and conduct, which is in line with regulations. It includes the following elements:
•Performance hurdles – Executive Board members are only eligible for consideration of their variable remuneration if both of the performance hurdles are met. This is in line with all employees who are eligible for discretionary variable remuneration. See 'Performance hurdles' for further details.
•Risk and regulatory adjustments – Performance against risk and regulatory targets within the core performance target cards are made, including an assessment of financial risk and non-financial risk targets measured on an ex-ante basis. The targets and ranges are set at the beginning of the financial year, taking into account ING’s risk appetite statement framework. Performance against these risk and regulatory targets may lead to a downward or upward modification in variable remuneration.
•Additional risk adjustments – Further downward risk adjustments may also be made to variable remuneration based on broader risk management performance not within risk appetite, including additional ex-ante risk performance that needs to be considered and/or ex-post risk events that may lead to a financial or reputational impact on ING. Finally, the Risk function assesses individual risk

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 105
requirements that apply to Identified Staff, including Executive Board members, who are considered risk takers, which can also lead to a downward adjustment in variable remuneration, also known as a risk modifier. In the most serious of incidents, additional risk adjustments in the form of holdbacks or clawbacks1 can also impact individual variable remuneration.
The CRO is responsible for recommending any risk adjustments to variable remuneration awards for the CEO and CFO. The Risk Committee is responsible for recommending this for the CRO. The final decision is made by the Supervisory Board. The Supervisory Board, based on the advice of the Remuneration Committee and
Risk Committee, decides on any risk adjustments (potentially to zero) to variable remuneration for Executive
Board members. As a final step in the process, in exceptional circumstances the Supervisory Board may apply its discretion to adjust upwards or downwards the variable remuneration of Executive Board members.
2023 Executive Board base salary
The base salary for all roles of the Executive Board remained unchanged for 2023 as disclosed in our 2022
Remuneration report.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 106
1  A holdback is the forfeiture of up to 100 percent of the awarded and unvested variable remuneration, and a clawback is an arrangement under which staff have to return ownership of up to 100 percent of the paid and/or vested variable remuneration.
2023 Executive Board performance evaluation
This section includes more details on the financial and non-financial performance of the Executive Board members. Key financial and non-financial achievements against the 2023 predefined target areas are summarised in one table for each of the Executive Board members. This has been discussed and approved by the Supervisory Board. The non-financial, individual performance of each Executive Board member is further summarised in a separate overview per board member in the following pages.

3. 2023 variable remuneration outcomes
		Target – Minimum	Target	Target – Maximum	Performance	Steven van Rijswijk (CEO)			Tanate Phutrakul (CFO)			Ljiljana Čortan (CRO)
						Weighting	Assessment	Outcome	Weighting	Assessment	Outcome	Weighting	Assessment	Outcome
Financial	Profit before tax	5,500	6,875	8,250	10,492	16.7%	100%	17%	16.7%	100%	17%	8.3%	100%	8%
	Return on equity	8.1%	10.2%	12.2%	14.8%	16.7%	100%	17%	16.7%	100%	17%	8.3%	100%	8%
	Operational expenses	12,187	11,606	11,026	11,564	16.7%	81%	14%	16.7%	81%	14%	8.3%	81%	7%
Non-financial	Customer	Performance against non-financial measures are organised around these target areas. Please see the following pages for more details on the non-financial performance of each Executive Board member.				7.5%	80%	6%	5%	80%	4%	NA	NA	NA
	Risk & Regulatory					15%	79%	12%	17.5%	88%	15%	45%	79%	36%
	Strategy					12.5%	80%	10%	12.5%	100%	13%	15%	90%	14%
	Environment & Social					15%	63%	10%	15%	87%	13%	15%	83%	12%
Total						100%		84%	100%		92%	100%		85%
Final 2023 variable remuneration outcomes								84%			92%			85%
Payout out of 20 percent variable remuneration cap (16 percent is at target variable remuneration)								17%			18%			17%
* Due to rounding, percentages presented in the table may not add up precisely to the total percentages provided.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 107

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 108

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 109

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 110
2023 variable remuneration and total direct compensation outcomes
ING delivered exceptional results in 2023. Net profit almost doubled, with strong contributions from both
Retail and Wholesale Banking. This was driven by higher net interest income and our continued low risk costs, reflecting our strong asset quality. In Retail Banking, the number of primary customers increased by
750,000 over the course of the year to reach a total of 15.3 million. Wholesale Banking achieved an all-time high NPS score of 72 at year-end, driven by high satisfaction with our relationship managers' sector knowledge, pro-activity, clear communication and their understanding of their clients' needs. Financially, profit before tax rose to €10.5 billion, with the return on equity rising to 14.8 percent.
Looking at the progress of our climate alignment, we're currently on track to achieve our medium-term
2030 sector decarbonisation targets in four of our 10 Terra (sub)sectors and close to the target (less than five percent deviation) for three (sub)sectors. We continue to facilitate the transition to a low-carbon economy and support our clients in their transitions. In 2023, we mobilised €115 billion of financing for our clients that contributes to their transition versus €101 billion in 2022, and we closed 792 sustainability transactions.
The financial and capital results were well above the performance hurdles. Following this achievement, the
Supervisory Board conducted a thorough and balanced performance assessment. Based on the outcomes of this and their overall achievements, the Supervisory Board concluded that the Executive Board members delivered strong results in 2023.
Furthermore, the Supervisory Board considered whether any discretionary adjustment was required and determined that both the financial and non-financial results speak for themselves in the current environment. The Supervisory Board also considered the behaviour of the Executive Board members and saw no reason to apply any discretionary adjustments.
In the final step, the Supervisory Board took into consideration the feedback of the CRO and Risk Committee on risk and compliance matters. Here, there was no reason to apply any individual additional risk adjustments in accordance with ING’s Remuneration Regulations Framework (IRRF). 2
Following this performance assessment process the resulting variable remuneration award for Steven van
Rijswijk is €299,565; for Tanate Phutrakul €224,104; and for Ljiljana Čortan €208,043. For the CEO, this equates to a variable remuneration award at 17 percent out of the maximum 20 percent cap. For the CFO, it represents 18 percent out of the maximum 20 percent cap, and for the CRO, it represents 17 percent out of the maximum 20 percent cap (see table 3. '2023 variable remuneration outcomes').
As recognised in the profit or loss statement of 2023, the expenses for each Executive Board member (active on 31 December 2023), relating to their role on the Executive Board, amount to €2.4 million for the CEO,
€1.8 million for the CFO and €1.8 million for the CRO. These amounts include deferred elements from previous years, paid out in 2023.3
The following paragraphs (i.e. total direct compensation, pension costs and benefits) show the remuneration awarded to individual Executive Board members with respect to the performance years 2023 and 2022. All
Executive Board remuneration is paid directly by ING.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 111
2 The IRRF consists of the most important regulatory requirements with respect to remuneration to which all remuneration policies of majority-owned entities have to adhere. Furthermore, it consists of our general remuneration principles that apply to all staff globally working under the responsibility of ING.
3 In addition, ING Group offers a Directors & Officers indemnity (see also Article 26 of our Articles of Association), under which genuine expenses are provided.

4. 2023 variable remuneration outcomes
		1. Fixed remuneration			2. Variable remuneration		3. Extraordinary items	4. Pension benefits	5. Total remuneration	6. Proportion of fixed and variable remuneration
Amounts in euros (rounded figures)		Base salary	Fees	Other benefits	One-year variable[1]	Multi-year variable
Steven van Rijswijk (CEO)	2023	1,776,300	—	503,300	299,600	—	—	26,100	2,605,200	88.5% / 11.5%
	2022	1,776,300	—	474,600	276,800	—	—	23,300	2,551,000	89.1% / 10.9%

Tanate Phutrakul (CFO)	2023	1,221,700	—	362,300	224,100	—	—	26,100	1,834,200	87.8% / 12.2%
	2022	1,221,700	—	337,700	191,400	—	—	23,300	1,774,100	89.2% / 10.8%

Ljiljana Čortan (CRO)	2023	1,221,700	—	481,400	208,000	—	—	26,100	1,937,200	89.3% / 10.7%
	2022	1,221,700	—	494,800	201,000	—	—	23,300	1,940,800	89.6% / 10.4%
1 The variable remuneration percentages over 2023 for the Executive Board members are as follows: CEO 17%, CFO 18% and CRO 17%. Thus the ratio between base salary and total direct compensation is as follows: CEO 85.6%, CFO 84.5% and CRO 85.5%.
Benefits
The individual members of the Executive Board receive benefits. The table below shows the breakdown of all benefits paid in 2023.

5. Breakdown of benefits paid in 2023
Amounts in euros (rounded figures)	Steven van Rijswijk (CEO)	Tanate Phutrakul (CFO)	Ljiljana Čortan (CRO)
Contribution individual savings plans	62,200	42,800	42,800
Individual savings allowance	367,200	243,600	243,600
Travel and accident insurance	15,000	15,000	15,000
Other benefits[1]	58,800	60,900	180,100
1This includes expatriate allowances (such as housing, school/tuition fees and international health insurances, if applicable); banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands); tax and financial planning services to ensure compliance with the relevant legislative requirements; reimbursement of costs under the Directors & Officers indemnity provided by ING; the use of a company car or driver service.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 112
Shares
Deferred shares are shares conditionally granted subject to a tiered vesting over a period of five years (for awards in 2023 and before), with the ultimate value of each deferred share based on ING’s share price on the vesting date. This is conditional on there being no holdback. The main condition for vesting is that these shares require continued employment through vesting date. The table below details all share-based remuneration for the
Executive Board members. This new format is in line with the draft (non-binding) 'Guidelines on the standardised presentation of the remuneration report' from the European Commission. The main change is to provide more detail of share-based remuneration processed during 2023, including new award grants, vesting events, any adjustments made to awards in year and also details of awards that are subject to retention obligations post vesting during the year.

6. Share-based remuneration for Executive Board members
	The main conditions of share award plans					Information regarding the reported financial year
						Opening balance			During the year		Closing balance
	1. Specification of plan[1]	2. Performan ce period	3. Grant/ offering date	4. Vesting date	5. End of retention period	6A. Shares held at the beginning of the year	6B. Shares subject to retention at the beginning of the year	6C. Shares sold-to-cover[2]	7. Shares granted/ offered	8. Shares vested	9. Shares subject to a performance condition	10. Shares granted/ offered and unvested at year-end	11A. Shares subject to a retention period	11B. Vested shares sold-to- cover[2]

Steven van Rijswijk (CEO)	LSPP Deferred Shares Idnt	2017	3/27/2018	3/27/2022	3/27/2023	—	179	167	—	—	NA	—	—	—
	LSPP Deferred Shares Idnt	2017	3/27/2018	3/27/2023	3/27/2024	346	—	—	—	346	NA	—	179	167
	LSPP Upfront Shares	2017	5/10/2018	5/10/2018	5/10/2023	—	1,400	1,234	—	—	NA	—	—	—
	LSPP Deferred Shares Idnt	2017	5/10/2018	5/11/2019	5/10/2023	—	415	375	—	—	NA	—	—	—
	LSPP Deferred Shares Idnt	2017	5/10/2018	5/11/2020	5/10/2023	—	427	363	—	—	NA	—	—	—
	LSPP Deferred Shares Idnt	2017	5/10/2018	5/11/2021	5/10/2023	—	419	371	—	—	NA	—	—	—
	LSPP Deferred Shares Idnt	2017	5/10/2018	5/11/2022	5/11/2023	—	410	380	—	—	NA	—	—	—
	LSPP Deferred Shares Idnt	2017	5/10/2018	5/11/2023	5/11/2024	790	—	—	—	790	NA	—	410	380
	LSPP Upfront Shares	2019	5/11/2020	5/11/2020	5/11/2025	—	4,193	3,350	—	—	NA	—	4,193	—
	LSPP Deferred Shares Idnt	2019	5/11/2020	5/11/2021	5/11/2025	—	1,241	1,022	—	—	NA	—	1,241	—
	LSPP Deferred Shares Idnt	2019	5/11/2020	5/11/2022	5/11/2025	—	1,224	1,039	—	—	NA	—	1,224	—
	LSPP Deferred Shares Idnt	2019	5/11/2020	5/11/2023	5/11/2025	2,263	0	0	—	2,263	NA	—	1,202	1,061
	LSPP Deferred Shares Idnt	2019	5/11/2020	5/11/2024	5/11/2025	2,263	—	—	—	—	NA	2,263	—	—
	LSPP Deferred Shares Idnt	2019	5/11/2020	5/11/2025	5/11/2026	2,263	—	—	—	—	NA	2,263	—	—
	LSPP Upfront Shares	2021	5/9/2022	5/9/2022	5/9/2027	—	5,108	4,082	—	—	NA	—	5,108	—
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2023	5/9/2027	2,757	—	—	—	2,757	NA	—	1,512	1,245
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2024	5/9/2027	2,757	—	—	—	—	NA	2,757	—	—
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2025	5/9/2027	2,757	—	—	—	—	NA	2,757	—	—
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2026	5/11/2027	2,757	—	—	—	—	NA	2,757	—	—

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 113

6. Share-based remuneration for Executive Board members
	The main conditions of share award plans					Information regarding the reported financial year
						Opening balance			During the year		Closing balance
	1. Specification of plan[1]	2. Performan ce period	3. Grant/ offering date	4. Vesting date	5. End of retention period	6A. Shares held at the beginning of the year	6B. Shares subject to retention at the beginning of the year	6C. Shares sold-to-cover[2]	7. Shares granted/ offered	8. Shares vested	9. Shares subject to a performance condition	10. Shares granted/ offered and unvested at year-end	11A. Shares subject to a retention period	11B. Vested shares sold-to- cover[2]
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2027	5/11/2028	2,757	—	—	—	—	NA	2,757	—	—
	LSPP Upfront Shares	2022	5/11/2023	5/11/2023	5/11/2028	—	—	—	8,718	8,718	NA	—	4,846	3,872
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2024	5/11/2028	—	—	—	2,615	—	NA	2,615	—	—
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2025	5/11/2028	—	—	—	2,615	—	NA	2,615	—	—
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2026	5/11/2028	—	—	—	2,615	—	NA	2,615	—	—
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2027	5/11/2028	—	—	—	2,615	—	NA	2,615	—	—
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2028	5/11/2029	—	—	—	2,618	—	NA	2,618	—	—
					Total	21,710	15,016	12,383	21,796	14,874		28,632	19,915	6,725
Tanate Phutrakul (CFO)	LSPP Deferred Unit Idnt (Equity settled)	2016	3/27/2017	3/27/2023	NULL	485	—	—	—	485	NA	—	238	247
	LSPP Deferred Unit Idnt (Equity settled)	2017	3/27/2018	3/27/2023	NULL	397	—	—	—	397	NA	—	197	200
	LSPP Deferred Unit Idnt (Equity settled)	2017	3/27/2018	3/27/2024	NULL	401	—	—	—	—	NA	401	—	—
	LSPP Deferred Shares Idnt	2018	3/27/2019	3/27/2022	3/27/2023	0	117	110	—	—	NA	—	—	—
	LSPP Deferred Shares Idnt	2018	3/27/2019	3/27/2023	3/27/2024	227	—	—	—	227	NA	—	117	110
	LSPP Deferred Shares Idnt	2018	3/27/2019	3/27/2024	3/27/2025	227	—	—	—	—	NA	227	—	—
	LSPP Upfront Shares	2019	5/11/2020	5/11/2020	5/11/2025	—	3,934	3,144	—	—	NA	—	3,934	—
	LSPP Deferred Shares Idnt	2019	5/11/2020	5/11/2021	5/11/2025	—	1,164	959	—	0	NA	—	1,164.00	0
	LSPP Deferred Shares Idnt	2019	5/11/2020	5/11/2022	5/11/2025	—	1,148	975	—	—	NA	—	1,148	—
	LSPP Deferred Shares Idnt	2019	5/11/2020	5/11/2023	5/11/2025	2,123	—	—	—	2,123	NA	—	1,127	996
	LSPP Deferred Shares Idnt	2019	5/11/2020	5/11/2024	5/11/2025	2,123	—	—	—	0	NA	2,123	0	0
	LSPP Deferred Shares Idnt	2019	5/11/2020	5/11/2025	5/11/2026	2,124	—	—	—	—	NA	2,124	—	—
	LSPP Upfront Shares	2021	5/9/2022	5/9/2022	5/9/2027	—	3,700	2,956	—	—	NA	—	3,700	—
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2023	5/9/2027	1,997	—	—	—	1,997	NA	—	1,095	902
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2024	5/9/2027	1,997	—	—	—	—	NA	1,997	—	—
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2025	5/9/2027	1,997	—	—	—	—	NA	1,997	—	—
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2026	5/9/2027	1,997	—	—	—	0	NA	1,997	0	0
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2027	5/9/2028	1,997	—	—	—	—	NA	1,997	—	—
	LSPP Upfront Shares	2022	5/11/2023	5/11/2023	5/11/2028	—	—	—	6,029	6,029	NA	—	3,351	2,678

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 114

6. Share-based remuneration for Executive Board members
	The main conditions of share award plans					Information regarding the reported financial year
						Opening balance			During the year		Closing balance
	1. Specification of plan[1]	2. Performan ce period	3. Grant/ offering date	4. Vesting date	5. End of retention period	6A. Shares held at the beginning of the year	6B. Shares subject to retention at the beginning of the year	6C. Shares sold-to-cover[2]	7. Shares granted/ offered	8. Shares vested	9. Shares subject to a performance condition	10. Shares granted/ offered and unvested at year-end	11A. Shares subject to a retention period	11B. Vested shares sold-to- cover[2]
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2024	5/11/2028	—	—	—	1,808	0	NA	1,808	0	0
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2025	5/11/2028	—	—	—	1,808	—	NA	1,808	—	—
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2026	5/11/2028	—	—	—	1,808	—	NA	1,808	—	—
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2027	5/11/2028	—	—	—	1,808	—	NA	1,808	—	—
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2028	5/11/2029	—	—	—	1,811	—	NA	1,811	—	—
					Total	18,092	10,063	8,144	15,072	11,258		21,906	16,071	5,133
Ljiljana Čortan (CRO)	LSPP Upfront Shares	2021	5/9/2022	5/9/2022	5/9/2027	—	4,478	1,936	—	—	NA	—	4,478	—
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2023	5/9/2027	1,924	—	—	—	1,924	NA	—	1,331	593
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2024	5/9/2027	1,924	—	—	—	—	NA	1,924	—	—
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2025	5/9/2027	1,924	—	—	—	—	NA	1,924	—	—
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2026	5/11/2027	1,924	—	—	—	—	NA	1,924	—	—
	LSPP Deferred Shares Idnt	2021	5/9/2022	5/11/2027	5/11/2028	1,925	—	—	—	—	NA	1,925	—	—
	LSPP Upfront Shares	2022	5/11/2023	5/11/2023	5/11/2028	—	—	—	6,330	6,330	NA	—	4,419	1,911
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2024	5/11/2028	—	—	—	1,899	—	NA	1,899	—	—
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2025	5/11/2028	—	—	—	1,899	—	NA	1,899	—	—
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2026	5/11/2028	—	—	—	1,899	—	NA	1,899	—	—
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2027	5/11/2028	—	—	—	1,899	—	NA	1,899	—	—
	LSPP Deferred Shares Idnt	2022	5/11/2023	5/11/2028	5/11/2029	—	—	—	1,899	—	NA	1,899	—	—
					Total	9,621	4,478	1,936	15,825	8,254		17,192	10,228	2,504

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 115
Loans and advances to Executive Board members
Executive Board members may obtain banking and insurance services from ING Group and its subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The Executive Board members do not receive privileged financial services. On 31 December 2023, there were no loans or advances outstanding to the Executive Board members.
ING shares held by Executive Board members
Executive Board members are encouraged to hold ING shares as a long-term investment to maintain alignment with ING. The table below shows an overview of the shares held by members of the Executive
Board on 31 December 2023 and 2022.

7. ING shares held by Executive Board members
Numbers of shares	2023	2022
Steven van Rijswijk (CEO)	92,394	84,245
Tanate Phutrakul (CFO)	25,619	19,494
Ljiljana Čortan (CRO)	10,228	4,478

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 116
2024 Executive Board remuneration
Under the Executive Board remuneration policy, the Supervisory Board considers base salary increases annually for the Executive Board members and takes into account a range of factors including salary increases of other employees within ING, increase of general price indices and market competitiveness. In consideration of these factors and that no base salary increases were awarded to the Executive Board members in the last three years, the Supervisory Board has determined that an increase is appropriate. The Supervisory Board has awarded a salary increase of 4.0 percent to each of the Executive Board members. For 2024 the following target areas and percentage weightings will be taken into account for the Executive Board members:

8. 2024 Target areas			CEO	CFO	CRO
			Weighting	Weighting	Weighting
Financial	Profit before Tax		16.7%	16.7%	8.3%
	Return on Equity		16.7%	16.7%	8.3%
	Operational Expenses		16.7%	16.7%	8.3%
			50%	50%	25%
Non-financial	Customer	•Increase number of primary customers, as it leads to deeper relationships, greater customer satisfaction and, ultimately, customers choosing ING for more of their financial needs; •Increase customer satisfaction of Retail and Wholesale customers by increasing NPS.	7.5%	5%	NA
	Risk & Regulatory	•Manage financial risk within risk appetite with a specific focus on the revision of the use of internal models; •Manage non-financial risk within risk appetite with a specific focus on identity and access management and operational resilience. •Deliver on regulatory programmes, including KYC.	15%	17.5%	45%
	Strategy	Execution of the digitalisation strategy by: •Increase digitisation and STP rate of customer processes; •Increase efficiency of risk and finance processes while maintaining the effectiveness of controls.	12.5%	12.5%	15%
	Environment & Social
•Environment:
•Increase sustainable volume mobilised;
•Support the transition of the most carbon-intensive sectors in Wholesale Banking (being Power Generation, Oil & Gas, Cement, Steel, Automotive, Aviation, Shipping
              and Commercial Real Estate) towards a better carbon performance, in line with our 2030 decarbonisation target;
•Prepare for CSRD disclosure requirements;
•Implementation of ESG risk assessment methodology following CSRD requirements.
•Social:
•Strengthen organisational health with a focus on four priority areas: strategic clarity, role clarity, customer focus, operationally disciplined;
•Increase gender balance in ING's leadership cadre.
			15%	15%	15%
			50%	50%	75%
Total			100%	100%	100%

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 117
Remuneration Supervisory Board
Supervisory Board remuneration policy
The Supervisory Board remuneration policy is disclosed in full on ing.com in the section ‘Remuneration’.
The Supervisory Board fees for 2023 remained the same as in 2022, as shown in the table below:

9. Supervisory Board remuneration structure
Amounts in euros	2023
Annual remuneration
Chairperson	125,000
Vice-chairperson	95,000
Member	70,000
Committee fees (annual amounts)
Committee chairperson	20,000
Committee member	10,000
Attendance fees (per meeting)
Attendance fee outside country of residence	2,000
Attendance fee outside continent of residence	7,500
All fees are paid fully in cash. No variable remuneration is provided to ensure that the Supervisory Board members remain independent and can provide objective stewardship of ING, thereby contributing to the long-term performance of the company. The Supervisory Board members are not eligible for retirement benefits nor any other benefits in relation to their position on the Supervisory Board. Members of the
Supervisory Board are reimbursed for their travel and ING-related business expenses (such as reimbursement of legal costs under the Directors & Officers indemnity provided by ING).
2023 Supervisory Board remuneration
The image on the right side shows the remuneration, including attendance fees for each Supervisory Board member. All fees for the Supervisory Board are paid directly by ING.
1Karl Guha was appointed to the Supervisory Board by the AGM on 24 April 2023 with effect from 1 July 2023.
2Hans Wijers retired on 30 June 2023. The remuneration figures for 2023 reflect a partial year as a member of the Supervisory Board.
3Mariana Gheorghe retired after the AGM on 24 April 2023. The remuneration figures for 2023 reflect a partial year as a member of the
Supervisory Board.
4Alexandra Reich was appointed to the Supervisory Board by the AGM on 24 April 2023 with effect from that date.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 118
Loans and advances to Supervisory Board members
Supervisory Board members may obtain banking and insurance services from ING and its subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The Supervisory Board members do not receive privileged financial services. On 31 December 2023, there were no loans or advances outstanding to Supervisory Board members.
ING shares held by Supervisory Board members
Supervisory Board members are permitted to hold ING shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board on 31 December 2023 and 2022.

10. ING shares held by Supervisory Board members
Numbers of shares	2023	2022
Herman Hulst	3,650	3,650
Harold Naus	1,645	1,645
2024 Supervisory Board remuneration
The Supervisory Board  remuneration policy is aimed at enabling ING to attract qualified Supervisory Board members with the ability, experience, skills, values and behaviours to deliver on ING's strategy and support
ING's purpose. The remuneration level should be aligned with responsibilities, time spent and the remuneration level in the peer group. The level of fees and remuneration for the ING Supervisory Board has not changed since 2016. Since then the demands on the Supervisory Board members have increased significantly. The annual remuneration and committee fees of the Supervisory Board are significantly below the median of our peer group.
An amended Supervisory Board remuneration policy will be presented for adoption by shareholders at the
2024 Annual General Meeting. This new policy will include the possibility of an annual indexation of the fees of Supervisory Board members based on the salary increases for the wider workforce within ING.4 In line with this, the annual remuneration and committee fees will be increased by 5.4 percent for the year 2024.
This indexation is subject to adoption at the 2024 Annual General Meeting of the new Supervisory Board
remuneration policy and would take effect retroactively from 1 January 2024. After the indexation increase, the Supervisory Board remuneration will remain well below the market median. This results in the following amounts:

11. Supervisory Board remuneration
Amounts in euros	2024
Annual remuneration
Chairperson	131,700
Vice-chairperson	100,100
Member	73,700
Committee fees (annual amounts)
Committee chairperson	21,000
Committee member	10,500
Attendance fees (per meeting)
Attendance fee outside country of residence	2,000
Attendance fee outside continent of residence	7,500
By annually indexing the Supervisory Board fees, ING will continue to progress towards paying its
Supervisory Board members just below the median bringing fee levels more in line with peers and with the levels adequate to attract and retain qualified (international) Supervisory Board members.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 119
4  Included are all countries within the Eurozone where ING operates the full scope of banking services.
General information impacting all staff
FOR INFORMATION ONLY AT 2024 ING GROEP N.V. ANNUAL GENERAL MEETING (AGM)
The primary objective of ING’s remuneration principles is to attract, motivate and retain qualified expert leaders as well as senior staff (including Executive Board members) and other highly qualified staff who have the desired Orange Code values and behaviours, skills and knowledge to deliver on ING’s purpose in a sustainable way.
The remuneration principles are an integral part of ING’s strategy and risk profile. They maintain a sustainable balance between short- and long-term value creation and build on ING’s long-term responsibility towards its employees, customers, shareholders and other stakeholders. Our approach to the remuneration principles did not change in 2023.
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
In 'Social' under 'Unlocking our people's full potential', ING provides gender pay gap information.
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
ING Group Annual Report 2023 on Form 20-F 120
Performance management
We aim to reward for success and avoid rewarding for failure. That is why ING’s remuneration approach is strongly linked to a robust and transparent performance management process. Outcomes of performance evaluations (including collective and individual risk assessments) provide input for remuneration.
Our people are a crucial enabler of our ‘Making the difference’ strategy, and we need to support them in unlocking their full potential. An effective performance culture is necessary to help our people reach their potential.
Step Up Performance Management is our global performance management approach applicable to almost all employees. It aims to improve people’s individual performance, and thereby team performance and ultimately ING's performance. Step Up Performance Management is one of our people practices that helps to increase focus, alignment and transparency. We do this through continuous conversations between managers, employees and teams. To support these conversations, there are three formal moments to discuss performance during the year: target-setting, mid-year review and year-end evaluation.
For most countries, we evaluate performance according to two dimensions:
•Job: the impact employees have in their daily work on an individual and team level, based on job targets and factors such as qualitative job description, dynamic planning and specific selected quantitative priorities.
•Orange behaviours: we aim to boost productivity and steer personal development through the Orange
Behaviours. We expect all employees to act in line with ING’s Orange Code and the underlying behaviours to deliver on ING's purpose in a sustainable way.
There are some countries (Australia, Poland and the Netherlands) that also have Stretch Ambition as a performance dimension:
•Stretch ambitions: we ask people to set ambitions, describing how to contribute beyond their day-to-day role, focusing on the main priorities and long-term success of ING.
All targets are agreed between the employee and their manager, as well as within management teams, to ensure consistency across the organisation. ING uses three ratings to evaluate performance: excellent, well done and improvement required.
Step Up Performance Management does not prescribe the targets employees should set. However, the following regulatory requirements apply to specific groups:
•For employees eligible for variable remuneration, a minimum of 50 percent non-financial priorities.
•For all employees in control functions (Risk, Compliance and Audit), non-financial targets are predominantly applied.
•For identified staff in risk-taking roles, risk mitigation measures may lead to a downwards adjustment of the performance outcome and negatively affect variable remuneration (a risk modifier can be applied).
In order to further increase the effectiveness of our Step Up Performance Management approach, we are currently refreshing the framework as we will mention under the section '2023 specifics'. From 2024, the following changes will be implemented:
•We will make use of a five-point rating scale instead of a three-point scale to evaluate performance, as this will allow for more nuanced performance evaluations and better differentiation.
•Performance will be evaluated based on Job and Orange Behaviours performance. The majority of the countries will implement this change. By removing the Stretch Ambition as a performance dimension, we will be able to focus more on fewer targets.
Total direct compensation
ING aims to provide a total direct compensation level for expected business and individual performance that is, on average, at the median of the markets in which ING operates. ING's main reference market against which we compare and benchmark our compensation levels consists of other European-headquartered banks and financial services organisations that are comparable in terms of size, business mix and scope.
This reference market is reviewed annually so as to ensure our peer firms remain appropriate and our pay levels market competitive.
The approach taken in determining the reference market is to i.) ensure that the pay strategy of the firms in the peer group is comparable to ING's pay strategy, ii.) sound and defensible when explained to stakeholders, iii.) reflective of similar company attributes and core competencies for talent, iv.) consistent with business and financial scope characteristics, and v.) comprehensive enough to stand up over time to changes in the market (e.g. M&A, divestiture, etc.). In addition to the core peer group, consisting of
European-headquartered banks and financial services organisations which applies to all countries in which
ING operates, ING has not only identified additional local banks and financial services organisations in order to capture the local dynamics (including the local talent pool), but also technology firms that serve as a secondary reference point for benchmarking certain tech roles.
Fixed remuneration represents a sufficiently high proportion, in line with the level of expertise and skills, and allows a fully flexible variable remuneration award. Furthermore, the level of fixed remuneration allows variable remuneration to be reduced to zero. Variable remuneration is performance-driven, subject to regulatory caps, and prevents excessive risk-taking.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 121
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
For Identified Staff (i.e. staff considered to have a material impact on ING’s risk profile), at least 40 percent of variable remuneration is deferred over a period of four or five years (depending on the level of seniority)
with a tiered vesting schedule. Furthermore, at least 50 percent of variable remuneration is awarded in equity (or equity-linked instruments unless local legislation prescribes otherwise). The deferral scheme and instruments used to deliver variable remuneration awards align with ING's long-term performance and risk management framework.
The award of discretionary variable remuneration is based on a clear, transparent and robust mechanism for measuring performance and applying adjustments for ex-ante and ex-post risks (the Variable
Remuneration Accrual Model or VRAM). The VRAM construct follows a five-step process, as outlined below, leading to risk-adjusted variable remuneration pools determined at a Group- and business-line level. The
2023 VRAM set-up was approved by the Management Board and Supervisory Board.
1.Target VR Pool baseline ('starting point') which is the aggregate of individual target variable remuneration amounts for all eligible employees across ING.
2.  Performance hurdles, which must be met in order to unlock the discretionary variable remuneration pools. These are:
•The Common Equity Tier 1 (CET1) ratio must be at or above the threshold established by applicable regulations;
•The return on equity (reported RoE)5 is equal to or higher than the percentage determined at the beginning of each performance year by the Management Board Banking and the Supervisory Board.
In addition, where capital (CET1) is below risk appetite, a downward adjustment may be applied to reduce the variable remuneration down to zero.
3. Financial and non-financial risk performance, which is an assessment against a balanced mix of performance targets. Financial measures (e.g. profit, return on equity) are used to drive long-term growth, financial strength and affordability. In addition, different types of non-financial performance measures
    (e.g. customer, risk and regulatory, strategy, environment and social) are also taken into consideration.
    Here, ING has a responsibility to society to take into account relevant environmental, social & governance
    (ESG) matters when determining our remuneration policies. ESG is a key area of focus in the VRAM scorecards where people, sustainability and regulatory commitments are used to provide a clear line of sight into ING's ESG strategy, ambitions and targets, and encourage broader responsibility to support real change from the wider workforce.
4. CEO discretion can be exercised to adjust the proposed variable remuneration pools. The CEO considers several performance factors when making this decision. This discretion is checked by the Supervisory
    Board and requires its approval.
5. Risk adjustments are the final and independent step in the process where there is an assessment made by the CRO to risk-adjust the variable remuneration pools. Here, the CRO may recommend risk adjustments to variable remuneration pools (and potentially down to zero) on a collective (e.g. at a group, business line, entity and country level) and individual basis across additional ex-ante and ex-post risk adjustment measures. All relevant financial and non-financial risks will be considered within this step, both on a current and future risk basis (i.e. ex-ante risk adjustments), to ensure the VRAM outcome is appropriate in the context of overall risk performance. In addition, ex-post risk adjustments, including collective or one-off risk events, are a key element in the process of determining variable remuneration pools. The ex-ante and/or ex-post risk adjustments require Supervisory Board approval, taking into account the input of the Risk function and the advice of the Risk Committee and Remuneration
    Committee.
The final risk-adjustment measure lies in the individual performance assessment itself. An employee’s performance is extensively assessed before variable remuneration is awarded. Every manager carefully assesses the performance delivered by their individual team members on the basis of pre-agreed performance objectives and in line with the Step Up Performance Management framework. In addition, managers have discretion to lower the proposed variable remuneration if risk-taking is perceived as inappropriate. In this way, variable remuneration is aligned with any additional risks identified on an individual basis during the performance year.
Additional risk requirements apply to Identified Staff who are considered risk-takers in accordance with
Capital Rights Directive (CRD). These risk requirements set the minimum standards to be met during the performance year. Deviation from these standards may lead to a downward adjustment of the variable remuneration, a so-called risk modifier. This process is run independently by the Risk function, and the CRO is ultimately responsible for providing a recommendation to the Supervisory Board for decision making.
Finally, a post-award risk assessment can be applied. This assessment analyses whether any events or findings occurred that should lead to a downward adjustment of variable remuneration, including for previous years, by applying a holdback (i.e., in-year variable remuneration award reduction, forfeiture of up

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 122
5 Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.
to 100 percent of the awarded, but unvested, variable remuneration) or clawback (surrender of up to 100 percent of the paid or vested variable remuneration).
Shareholders’ mandate to exceed 100 percent variable remuneration cap
ING’s remuneration policies comply with international and local legislation and regulations. Under the Dutch
WBFO (which sets various requirements on remuneration), financial institutions are permitted to set a variable remuneration cap higher than 100 percent (but not higher than 200 percent) of fixed remuneration for employees outside of the European Economic Area (EEA), provided that the higher cap is approved by shareholders and does not conflict with ING’s capital adequacy requirements.
At the 2021 AGM, shareholders approved to apply an increased maximum percentage of up to 200 percent for employees outside the EEA for a period of five performance years until end-2026. For 2023, it was applied to 34 employees worldwide. This mandate is used on an exceptional basis by ING and in 2020, 2021 and 2022 also applied to a limited number of employees worldwide.
2023 specifics
Following a full review of Step Up Performance Management (including employee surveys, leadership interviews, market research, gap analysis), several changes were introduced in 2023 which will come into full effect for all of ING Group employees as from performance year 2024. We have also embarked on a project to improve the relationship between performance results and remuneration, focusing on more transparent pay structures in order to provide employees with more confidence in pay fairness.
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
Collective variable remuneration is based on collective labour agreements that are driven by regulation, law and/or workers council agreements in various countries. Over the past years the total amount of collective variable remuneration has been relatively stable and typically accounts for around 20 percent of the total spend on variable remuneration.
In 2023, our capital base and liquidity remained strong. From a financial performance perspective, the
'underlying' financial results were also strong, among others due to higher liability NII, strong results in
Financial Markets and Treasury as well as lower risk costs, partially countered by higher salary increases and higher bonus accruals. Non-financial performance (customer, ESG, strategic transformation programmes)
was largely as planned. From a risk perspective, both financial risk management and non-financial risk performance was good leading to positive adjustments across most business lines. Overall, this resulted in a risk-adjusted discretionary Group VR pool at €401.0 million, equating to an 8.8 percent increase against the target discretionary VR baseline ('starting point') and 23.5 percent increase versus the previous performance year.
The total actual amount of both discretionary and collective variable remuneration awarded to all eligible employees globally for 2023 was €514.9 million (€113.8 million in collective variable remuneration), compared to total staff expenses of €6,725 million. For 2022, the total amount was €426.6 million (€101.9 million in collective variable remuneration) on €6,152 million staff expenses.
In 2023, 19 employees, excluding members of the Management Board Banking, were awarded total annual remuneration (including employer pension contributions and excluding severance payments made) of €1 million or more. Please see our CRR disclosure for further details on ing.com under the section ‘Annual reports’.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 123
C.Board practices
For information regarding board practices, see Item 6.A.
Severance payments to members of the Executive Board
The contracts entered with the members of the Executive Board provide for severance payments that become due upon termination of the applicable member’s contract, including if termination occurs in connection with a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. Severance
payments to the members of the Executive Board are limited to a maximum of one year’s fixed salary.
D. Employees
The average number of internal employees at a full time equivalent basis was 59,434 at the end of 2023, of which 14,449 or 24%, were employed in the Netherlands. Substantially all of the Group’s Dutch employees are subject to a collective labor agreement covering ING in the Netherlands.
The distribution of employees with respect to the Group’s continuing operations for the years 2023, 2022 and 2021 were as follows:

Number of employees
	Netherlands			Rest of the world			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Total average number of internal employees at full time equivalent basis	14,449	14,488	15,138	44,985	43,081	42,523	59,434	57,569	57,660
The Group employs a number of temporary employees. The average number of temporary employees, not included in the table above, at a full time equivalent basis was 3,817 at the end of 2023.
E.Share ownership
For information regarding share ownership, see Item 6.B of this Form 20-F, Note 46 'Related parties' and
Note 25 'Staff expenses' to the consolidated financial statements.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.
Reference is made to Exhibit 97 to this Form 20-F for the policy on 'Clawback rules for erroneously awarded variable remuneration for executive officers'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 124
Item 7.Major shareholders and related party transactions
A. Major shareholders
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
To the best of our knowledge, as of 31 December 2023, no holder of ordinary shares or ADSs, other than
BlackRock Inc. held 5% or more of ING Group’s issued share capital.
On 29 January 2021, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 289,185,500 ordinary shares of ING Group as of 31 December 2020, representing 7.4% of ING
Group’s issued share capital. On 1 February 2022, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 292,129,468 ordinary shares of ING Group as of 31 December 2021, representing 7.5% of ING Group’s issued share capital. On 11 February 2022, Capital Research Global
Investors disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 224,540,855 ordinary shares of ING Group as of 31 December 2021, representing 5.8% of ING Group’s issued share capital. On 1 February 2023, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 259,211,756 ordinary shares of ING Group as of 31 December 2022, representing
7.0% of ING Group's issued share capital. On 13 February 2023, Capital Research Global Investors disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 57,557,399 ordinary shares of ING
Group as of 30 December 2022, representing 1.5% of ING Group's issued share capital. On 6 February
2024, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of
255,592,935 ordinary shares of ING Group as of 31 December 2023, representing 7.3% of ING Group's issued share capital.
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
This notification obligation also applies in respect of gross short positions that exceed the relevant threshold levels.
In addition, any person who acquires or disposes of a net short position relating to the issued share capital of ING Group, whether by a transaction in shares or ADRs, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a change in the price of such shares or ADRs, is required to notify the AFM if, as a result of such acquisition or disposal, the person’s net short position reaches, exceeds or falls below 0.1% of the issued share capital of ING Group and each 0.1%
above that. Each reported net short position equal to 0.5% of the issued share capital of ING Group and any subsequent increase of that position by 0.1% will be made public via the short selling register on
afm.nl/en/.
Based on the AFM register as per 31 December 2023, shareholders with (potential) holdings of 3% or more are Norges Bank (3.00% interest and voting rights reported on 17 August 2022), BlackRock Inc. (5.81%
interest and 7.10% voting rights reported on 11 August 2023), the Goldman Sachs Group Inc. (4.27%
interest and voting rights reported on 15 December 2023), Capital Research and Management Company
(5.01% voting rights and interest rights reported on 19 December 2023), and ING Group N.V. (4.37%
interest rights, no voting rights reported on 28 December 2023).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 125
As a result, other than based on information available from public filings available under the applicable laws of any other jurisdiction, ING Groep N.V. is not aware of any changes in the ownership of ordinary shares or ADSs between the thresholds levels mentioned in the previous sentence.
On 31 December 2023, ING Groep N.V. and its subsidiaries held 154,571,480 ordinary shares or ADSs, representing 4.42% of ING Group’s issued share capital. ING Groep N.V. does not have voting rights in respect of shares and ADSs it holds or which are held by its subsidiaries.
On 31 December 2023, no person is known to ING Groep N.V. to be the owner of more than 10% of the ordinary shares or ADSs.
As of 31 December 2023, members of the Supervisory Board and their related third parties held 5,295
Ordinary Shares. Members of the Supervisory Board do not hold ING options.
As at 31 December 2023, members of the Executive Board and their related third parties held 128,241 ordinary shares.
Change of control matters
As at 31 December 2023 ING Groep N.V. was not a party to any material agreement that becomes effective, or is required to be amended or terminated in case of a change of control of ING Groep N.V.
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
As of 31 December 2023 ING Groep N.V. was not aware of any arrangements the operation of which may result in a change of control of ING Groep N.V.
B. Related Party Transactions
In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, among others, its associates, joint ventures, key management personnel, and various defined benefit and contribution plans. Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.
ING Group has entered into various transactions with related parties. For more information, reference is made to Note 46 “Related parties” in the consolidated financial statements.
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
ING Group Annual Report 2023 on Form 20-F 126
Item 8.Financial information
A.Consolidated statements and other financial information
Consolidated statements
For information regarding consolidated statements and other financial information, see Item 18 of this
Form 20-F.
Legal Proceedings
For a description of ING’s legal proceedings, see Note 42 'Legal proceedings' in the consolidated financial statements.
Policy on dividend distribution
ING’s distribution policy is a pay-out ratio of 50% of resilient net profit and additional distributions in case of structural excess capital. For detailed information on ING’s 2023 dividend, reference is made to Note 47
‘Capital Management’.
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
B. Significant changes
For information on subsequent events reference is made to Note 49 ‘Subsequent events’ of the consolidated financial statements.
Since 31 December 2023, until the filing of this report, no other significant changes have occurred in the financial statements of the Group included in “Item 18 Consolidated Financial Statements” of this document.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 127
Item 9.The offer and listing
A.Offer and listing details
Ordinary Shares (nominal value EUR 0.01 per share) are traded on Euronext Amsterdam, the principal trading market for  the Ordinary Shares, under the symbol “INGA”. The Ordinary Shares are also listed on the stock exchange of Euronext Brussels, under the symbol “INGA”. ADSs, representing an equal number of Ordinary Shares, are traded on the New York Stock Exchange under the symbol “ING”.
B.Plan of distribution
This item does not apply to annual reports on Form 20-F.
C.Markets
For information regarding markets, see Item 9.A of this Form 20-F.
D.Selling shareholders
This item does not apply to annual reports on Form 20-F.
E.Dilution
This item does not apply to annual reports on Form 20-F.
F.Expenses of the issue
This item does not apply to annual reports on Form 20-F.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 128
Item 10.Additional information
A.Share capital
This item does not apply to annual reports on Form 20-F.
B.Memorandum and articles of association
For a description of ING’s memorandum and articles of association, please see Exhibit 2.1 “Description of
Securities Registered under Section 12 of the Exchange Act”, which is incorporated by reference herein.
Reference is made to Exhibit 1.1 to this Form 20-F for the articles of association.
C.Material contracts
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
E.Taxation
The following is a summary of certain Netherlands tax consequences, and the United States federal income tax consequences, of the ownership of our Ordinary Shares or American Depositary Shares
(“ADSs”) by U.S. Shareholders (as defined below) who hold Ordinary Shares or ADSs as capital assets for tax purposes.
For the purposes of this summary, a “U.S. Shareholder” is a beneficial owner of Ordinary Shares or ADSs that is, for United States federal income tax purposes:
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
ING Group Annual Report 2023 on Form 20-F 129
particular, the summary does not take into account the specific circumstances of particular investors
(such as tax-exempt organizations, banks, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors whose functional currency is not the U.S. dollar, investors that actually or constructively own 10% or more of the combined voting power of the voting stock or of the total value of ING Groep N.V., investors that hold
Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction or investors that acquired or dispose of Ordinary Shares or ADSs as part of a wash sale for tax purposes, some of which may be subject to special rules). If an entity or arrangement that is treated as a partnership for United
States federal income tax purposes holds the Ordinary Shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Ordinary Shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Ordinary Shares or
ADSs.
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
Dutch dividend withholding tax
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
3.Certain tax exempt organizations (e.g. pension funds and excluding collective investment vehicles)
may be eligible for a refund of Dutch dividend withholding tax upon their request or in certain cases, an exemption at source.
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
ING Group Annual Report 2023 on Form 20-F 130
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
Dutch conditional withholding tax
From 1 January 2024 onwards, in addition to Dutch dividend withholding tax, Dutch conditional withholding tax may apply at a statutory rate of 25.8% on dividends and other (deemed) distributions to certain affiliated (gelieerde) entities of ING Groep N.V. for the purpose of the Dutch Withholding Tax Act
2021 (Wet bronbelasting 2021).
The Dutch conditional withholding tax only applies on dividends and other (deemed) distributions to entities that are resident (gevestigd), or have a permanent establishment to which the dividend or distribution is attributable, in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-
taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-
coöperatieve rechtsgebieden voor belastingdoeleinden), and in certain deemed abusive situations.
An entity is generally affiliated within the meaning of the Dutch Withholding Tax Act 2021 if there is a controlling relationship between such entity and ING Groep N.V.
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
ING Group Annual Report 2023 on Form 20-F 131
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
A dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends paid to a non-corporate U.S.
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
ING Group Annual Report 2023 on Form 20-F 132
Shares or ADSs will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty.
Subject to certain limitations, a U.S. Shareholder may generally deduct from income, or credit against its
United States federal income tax liability, the amount of any Netherlands withholding taxes withheld under the Treaty and paid over to the Netherlands Tax Administration. However, the Netherlands
withholding tax may not be creditable unless a U.S. Shareholder is eligible for and elects to apply the benefits of the Treaty. Even in such case, the Netherlands withholding tax will likely not be creditable against the U.S. Shareholder’s United States tax liability to the extent that ING Groep N.V. is allowed to reduce the amount of dividend withholding tax paid over to the Netherlands Tax Administration by crediting withholding tax imposed on certain dividends paid to ING Groep N.V. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential rates. To the extent a reduction or refund of the tax withheld is available to a U.S. Shareholder under Dutch law or under the Treaty, the amount of tax withheld that could have been reduced or is refundable will not be eligible for credit against the U.S. Shareholder's United States federal income tax liability. In addition, to the extent an amount of Dutch tax withheld is contingent on the availability of a credit against the amount of income tax owed to another country, that amount of Dutch tax withheld will not be eligible for a credit against the U.S. Shareholder's United States federal income tax liability. It is unclear whether or how the Netherlands would apply this rule in determining whether, based on the
Treaty, a credit is available in the United States for purposes of the dividend withholding tax refund provision described in Section IV under “Netherlands Taxation—Withholding tax on dividends—Reduction of Dutch dividend withholding tax based on Dutch law”.
Since payments of dividends with respect to Ordinary Shares or ADSs will be made in Euros, a U.S.
Shareholder will generally be required to determine the amount of dividend income by translating the
Euro into U.S. dollars at the “spot rate” on the date the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
If ING Groep N.V. were to be treated as a PFIC, unless a U.S. Shareholder made an effective election to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or ADSs, any gain from the sale or disposition of Ordinary Shares or ADSs by a U.S. Shareholder would be allocated ratably to each year in the holder’s holding period and would be treated as ordinary income. Tax would be imposed on the amount allocated to each year prior to the year of disposition at the highest rate in effect for that year, and interest would be charged at the rate applicable to underpayments on the tax payable in respect of the amount so allocated. The same rules would apply to “excess distributions”, defined generally as any distributions in a single taxable year, other than the taxable year in which the U.S.
Shareholder's holding period in the shares or ADSs begins, exceeding 125% of the average annual distribution made by ING Groep N.V. in respect of the Ordinary Shares or ADSs over the shorter of the three preceding taxable years or the portion of the holder’s holding period that preceded the taxable year in which the holder receives the distribution. Dividends received by a U.S. Shareholder will not be eligible for the special tax rates applicable to qualified dividend income if ING Groep N.V. were a PFIC (or were to be treated as a PFIC with respect to the shareholder) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. A U.S.
Shareholder who owns Ordinary Shares or ADSs during any year that ING Groep N.V. is a PFIC may be required to file Internal Revenue Service Form 8621.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 133
F.Dividends and paying agents
This item does not apply to annual reports on Form 20-F.
G.Statement by experts
This item does not apply to annual reports on Form 20-F.
H.Documents on display
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
I.Subsidiary information
This item does not apply to annual reports on Form 20-F.
J.Annual Report to Security Holders
Not applicable.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 134
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
ING Group Annual Report 2023 on Form 20-F 135
Item 12. Description of Securities Other Than Equity Securities
A.Debt securities
This item does not apply to annual reports on Form 20-F.
B.Warrants and rights
This item does not apply to annual reports on Form 20-F.
C.Other securities
This item does not apply to annual reports on Form 20-F.
D.American depositary shares
Fees and Charges Payable by a Holder of ADSs
JPMorgan Chase Bank, N.A., as ADR depositary, may collect fees for, among other things, the delivery and surrender of ADSs directly from investors, or from intermediaries acting for them, depositing Ordinary
Shares or surrendering ADSs for the purpose of withdrawal.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 136
The charges of the ADR depositary payable which may be payable by investors are as follows:

Type of Service	ADR Depositary Actions	Fee Payable
Depositing or substituting the underlying Ordinary Shares
Issuance of ADSs against the deposit of Ordinary Shares,
including deposits and issuances in respect of:
•share distributions, rights and other distributions.
•a stock dividend or stock split.
•a merger, exchange of securities or other
transactions or events affecting the ADSs or the
underlying Ordinary Shares.

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
Selling or exercising rights
•additional ADRs resulting from a dividend or free
distribution consisting of Ordinary Shares, or U.S
dollars resulting from sales of Ordinary Shares
received in a distribution.
•Instruments representing rights to acquire additional
ADRs as a result of distribution on Ordinary Shares,
or U.S dollars resulting from sales of such rights.
•other securities available to the ADR depositary
resulting from any distribution on the deposited
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
ING Group Annual Report 2023 on Form 20-F 137

Type of Service	ADR Depositary Actions	Fee Payable
Other charges and expenses of the ADR depositary
The ADR depositary may incur charges and expenses on
behalf of holders in connection with:
•stock transfer or other taxes and other
governmental charges.
•SWIFT, cable, telex and facsimile transmission and
delivery charges incurred at the request of persons
•depositing, or holders of ADRs delivering underlying
Ordinary Shares, ADRs or deposited securities.
•transfer or registration fees for the registration or
transfer of deposited securities.

Payable by holders or persons
depositing Ordinary Shares.
Payable by persons depositing,
or holders of ADRs delivering
underlying Ordinary Shares, Ads
or deposited securities.
Payable by persons depositing
or withdrawing deposited
securities.

Fees and Payments made by the ADR depositary to ING
In consideration for acting as depositary, the ADR depositary has agreed to provide ING with certain amounts on an annual basis. In the year ended 31 December 2023, the ADR depositary paid aggregate fees and made other direct and indirect payments to ING in an amount of USD 8,006,079.
Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by ING, ING is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of ING.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 138
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
SOX 404 activities are organised along the lines of the governance structure and involve the participation of senior management across ING. Following the SOX 404 process, ING is in the position to publish an unqualified statement that the Company’s internal control over financial reporting was effective as of 31
December 2023. The SOX 404 statement by the Executive Board is included on this page, followed by the report of the external auditor as issued on Form 20-F.
Disclosure Controls and Procedures
The Company’s management, under the supervision and with the participation of the CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2023, the end of the period covered by the 2023 Form 20-F.
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
ING Group Annual Report 2023 on Form 20-F 139
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Executive Board assessed the effectiveness of internal control over financial reporting as of 31
December 2023. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control –
Integrated Framework (2013 Framework). Based on the Executive Board’s assessment and those criteria, the
Executive Board concluded that the Company’s internal control over financial reporting was effective as of
31 December 2023.
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
To the Shareholders and the Supervisory Board ING Groep N.V.
Opinion on Internal Control Over Financial Reporting
We have audited ING Groep N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the
Company maintained, in all material respects, effective internal control over financial reporting as of
December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board
(United States) (PCAOB), the consolidated statements of financial position of the Company as of December
31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023,  and the related notes and specific disclosures described in Note 1 as being part of the consolidated financial statements (collectively, the consolidated financial statements), and our report dated March 4, 2024 expressed an unqualified opinion on those consolidated financial statements.
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
ING Group Annual Report 2023 on Form 20-F 140
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
/s/ KPMG Accountants N.V.
Amstelveen, The Netherlands
March 4, 2024
Item 16A. Audit Committee Financial
Expert
The Supervisory Board has determined that Margarete Haase, who is a member of the Supervisory Board, qualifies as an “audit committee financial expert” as defined by the SEC pursuant to section 407 of the
Sarbanes-Oxley Act of 2002. The Supervisory Board has further determined that Margarete Haase is
“independent”, as defined in Rule 10A-3 under the Securities Exchange Act of 1934. She was appointed as a member of the Supervisory Board at the General Meeting in May 2017 and her appointment became effective as per 1 May 2018, as decided by the Supervisory Board in January 2018. Margarete Haase is chair of the Audit Committee.
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
The Orange Code applies to all employees worldwide, including the principal executive, financial and accounting officers. The values and behaviours of the Orange Code are available on the ING website at
https://www.ing.jobs/global/careers/why-join/our-orange-code.htm.
In 2023, there were no amendments to the Orange Code. ING did not grant any waivers (including implicit waivers) under the Orange Code to the principal executive, financial or accounting officers in 2023.
Orange Code Decision Making
To enhance risk awareness, support moral learning, and enable people to perform proper risk judgement, the Orange Code Decision Making model (introduced globally as of 2017, approved by the MBB) aims to

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 141
support our employees in dealing with dilemmas in a balanced and fair way, by using the OCDM-method and/or having OCDM-dialogue sessions. This four-step approach supports balanced decision-making by weighing the rights and interest of all stakeholders involved and also ensuring the necessary mitigating measures where possible. ING’s Risk Culture&Behavioural Risk Department ensures awareness for and and knowledge of OCDM in the countries and at global level, so that all can properly apply the model. Moreover, the model has been embedded into other decision making processes, such as the data ethics governance process and the global Product Approval and Review Process.
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
ING maintains a policy on Conflicts of Interests which applies to all employees worldwide, including the principal executive, financial and accounting officers. A description of the policy on Conflicts of Interest is available to view on the ING website at https://www.ing.com/About-us/Compliance/Conflicts-of-interest-
and-confidential-information.htm.
ING did not grant any waivers (including implicit waivers) under the Conflicts of Interest Policy to the principal executive, financial or accounting officers in 2023.
Whistleblower
The programme launched in 2021 to enhance the global whistleblower process has been concluded. In 2022 whistleblowing enhancement activities have continued with an emphasis on increasing employee awareness on misconduct reporting. Sanitized whistleblowing data has been shared within the organisation to provide more transparency on the types of concerns employees do report and our rapidity of response. In
2023 an update of the whistleblower policy was approved adjusting the wording in line with European regulatory standards and streamlining the process steps. Updated policy will be effective per start of 2024 on a concern by concern reported basis.
The  Whistleblower Policy is available on the ING website at www.ing.com/About-us/Compliance/ING-Group-
Whistleblower-Policy.htm.
ING granted ING Türkiye a waiver and ING Bank Śląski S.A (Poland) a deviation, because local regulations in both locations are stricter than the ING Whistleblower Policy. No further waivers or deviations were granted
(including implicit waivers) under the Whistleblower Policy to the principal executive, financial or accounting officers in 2023.
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
In 2023, there were no amendments to the Banker's Oath. The ING NL Banker’s Oath Guidelines (last reviewed in 2020) will be reviewed soon however (Q1 2024 expectedly). ING NL did grant temporary waivers for the Banker's Oath, but not to any principal executives, financial and accounting officers in 2023 (unless they were not in scope of the Banker’s Oath obligation according to ING NL’s Banker’s Oath Guidelines). The text of the Banker’s Oath can be found here: https://www.ing.com/About-us/Corporate-governance/Dutch-
Banking-Code.htm.
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
ING Group Annual Report 2023 on Form 20-F 142
financial statements and internal control over financial reporting on 31 December 2023 and to report on the outcome of these audits to the Executive Board and the Supervisory Board.
At the Annual General Meeting held on 24 April 2023 KPMG was re-appointed as the external audit firm for
ING Group for the financial years 2024 and 2025 which will be the maximum term for KPMG as the external auditor.
The external auditor may be questioned at the Annual General Meeting in relation to its audit opinion on the financial statements. The external auditor will therefore attend and be entitled to address this meeting. The external auditor attended the meetings of the Risk Committee and of the Audit Committee and attended and addressed the 2022 Annual General Meeting, at which the external auditor provided an explanation on the audit activities and the audit opinion.
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
Tax fees
Over 2023 no tax fees were paid. Under the current ING Group Policy on External Auditors’ Independence most tax services are prohibited. Some tax services are only allowed after specific approval under an
‘exception procedure’.
Reference is made to Note 27 ‘Audit fees’ in the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2023, 2022 and 2021.
Item 16D. Exemptions from the Listing
Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities
by the Issuer and Affiliated Purchasers
Share buyback programmes in 2023
On 2 November 2023, ING announced a share buyback programme for a maximum total amount of EUR
2,500 million. The share buyback programme commenced on 3 November 2023 and was completed on 7
February 2024. The purpose of the share buyback programme was to reduce the share capital of ING. It is a next step in converging our CET1 ratio towards our target of around 12.5% by 2025.
On 11 May 2023, ING announced a share buyback programme for a maximum total amount of EUR 1,500 million. The share buyback programme was completed on 13 October 2023 for a total consideration of EUR
1,566 million. In total 104.41% of the announced total value of the programme of EUR 1,500 million was purchased. The purchases exceeded 100% due to performance arrangements, including the average price

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 143
per share, with our executing broker for the programme. The broker repurchased shares until the performance arrangements were fulfilled. The total consideration for ING was limited to EUR 1,500 million.
The excess purchases above this amount were funded by the executing broker. Based on the total programme period, the effective average price for ING was EUR 12.36. The purpose of the share buyback programme was to reduce the share capital of ING and the shares have been cancelled in December 2023.
On 1 March 2023, ING announced a share buyback programme for a maximum total amount of EUR 50 million. The share buyback programme was executed by ING and completed on 2 March 2023 for a total consideration of EUR 42 million. The purpose of the share repurchase programme was to meet obligations under the share-based compensation plans. After fulfilling delivery obligations under the employee share-
based compensation scheme, the buyback programme had negligible impact on our CET1 ratio.
Share buyback programmes completed in 2022
On 3 November 2022, ING announced a share buyback programme for a maximum total amount of EUR
1,500 million. The programme was completed on 28 December 2022 for a total consideration of EUR
1,204 million. The remainder of the total amount of EUR 1,500 million, amounting to EUR 297 million or EUR
0.082 per share, has been paid to shareholders in cash on 16 January 2023. The total number of shares repurchased under the programme is 107,032,745 ordinary shares. The purpose of the share buyback programme is to reduce the share capital of ING. It is a next step in converging our CET1 ratio towards the target of around 12.5% by 2025. These shares have been cancelled in March 2023.
On 6 May 2022, ING announced a share buyback programme for EUR 380 million. The programme commenced on 12 May 2022 and was completed on 14 July 2022. The total number of shares repurchased under the programme is 40,749,792 ordinary shares at an average price of EUR 9.41 for a total consideration of EUR 383 million. The purpose of the share buyback programme was to reduce the share capital of ING. These shares have been cancelled in November 2022.
On 1 October 2021, ING announced a share buyback programme under which it repurchases ordinary shares of ING Groep, with a maximum total value of EUR 1,744 million and for a number of shares not exceeding the authority granted by the general meeting of shareholders (10% of the issued shares). The share buyback programme commenced on 5 October 2021 and was completed on 25 February 2022. The total number of shares repurchased under the programme is 139,711,040 ordinary shares at an average price of EUR 12.47 for a total consideration of EUR 1,742 million. The purpose of the share buyback programme was to reduce the share capital of ING. These shares have been cancelled in July 2022.
General
All share buyback programmes have been approved by the ECB and were executed within the limitations of the existing authority of a maximum of 10% of the issued shares as granted by the general meeting of shareholders on 24 April 2023, 25 April 2022 and 26 April 2021 and in compliance with the Market Abuse
Regulation. For each buyback, ING entered into a non-discretionary arrangement with a financial intermediary to conduct the buybacks, except for the share repurchase programme for the employee share-based compensation plans which was executed by ING.
ING Groep N.V. has no other publicly announced plans or programmes to repurchase shares. In 2023, ING
Groep N.V. did not determine to terminate any publicly announced plans or programmes prior to expiration, or determine that it intends not to make any further purchases under any publicly announced plans or programmes.
There were no other purchases by us or any of our affiliated purchasers of any of our equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 during the fiscal years ended
December 31, 2023, 2022 and 2021.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 144

Purchases of Equity Securities by the Issuer and affiliated Purchasers
Month of purchase	Total number of shares purchased[1]	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programmes [2,3,4]	Maximum Value of shares that may yet be purchased under the plans or programmes in EUR million
January 2023
February 2023
March 2023	3,155,748	13.18	3,155,748	-
April 2023
May 2023	4,777,058	11.93	4,777,058	1,443
June 2023	7,366,865	12.08	7,366,865	1,354
July 2023	6,740,447	12.88	6,740,447	1,267
August 2023	82,066,015	13.11	82,066,015	191
September 2023	15,320,297	12.67	15,320,297	-
October 2023	5,046,819	12.59	5,046,819	-
November 2023	88,879,753	12.51	88,879,753	1,388
December 2023	64,815,771	13.42	64,815,771	518
Total	278,168,773	12.90	278,168,773
Of which:
Purchased in the open market	278,168,773	12.90	278,168,773	518
Acquired through exercise of call options / settlement of forward contracts	n.a.	n.a.	n.a.	n.a.
1The table excludes purchases on behalf of clients in ING Groep N.V. shares.
2On 1 March 2023, ING announced a share buyback programme for EUR 50 million. The programme was completed on 2 March 2023.
The total number of shares repurchased under the programme is 3,155,748 ordinary shares at an average price of EUR 13.18 per share for a total consideration of EUR 42 million. The programme is executed by ING during a two day period. The purpose of the share buyback programme was to meet obligations under the employee share-based compensation plans.
3On 11 May 2023, ING announced a share buyback programme for a maximum total amount of EUR 1,500 million. The programme was completed on 13 October 2023. The total number of shares repurchased under the programme is 121,317,501 ordinary shares at an average price of EUR 12.91 per share for a total consideration of EUR 1,566 million (effective average price for ING was EUR 12.36 per share after compensation received from the executing broker). The purchases exceeded 100% due to performance arrangements, including the average price per share, with the executing broker for the programme. The excess purchases were funded by the executing broker. The programme is executed by an intermediary to allow for purchases in the open market during both open and closed periods. The purpose of the share buyback programme is to reduce the share capital of ING. The shares have been cancelled in December 2023.
4On 2 November 2023, ING announced a share buyback programme for a maximum total amount of EUR 2,500 million. The share buyback programme commenced on 3 November 2023 and was completed on 7 February 2024. The total number of shares repurchased under the programme as per 31 December 2023 is 153,695,524 ordinary shares at an average price of EUR 12.90 per share for a total consideration of EUR 1,982 million with EUR 518 million remaining and purchased in 2024. The programme is executed by an intermediary to allow for purchases in the open market during both open and closed periods. The purpose of the share buyback programme is to reduce the share capital of ING.
Item 16F. Changes in Registrant’s
Certifying Accountant
While there has been no change in ING’s certifying accountant during the most recent two financial years, following a decision on 30 January 2024, on 5 February 2024 ING announced that the Board will propose to the 2024 Annual General Meeting of Shareholders to appoint Deloitte Accountants BV (Deloitte), as the new external audit firm for ING Group for the audit of the annual accounts for the financial years 2026 through
2029. The proposal to appoint Deloitte was the result of a thorough tender process overseen by the Audit
Committee of the Supervisory Board and in accordance with ING Group’s policy on the Auditors’
Independence. The change in auditors is being made based on European and Dutch legislation. Accordingly the engagement of KPMG Accountants N.V. (KPMG), ING Group’s current auditor, cannot be renewed in respect of financial year 2026.
During the two most recent financial years and any subsequent interim period, (1) KPMG has not issued any reports on the financial statements of ING Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of
KPMG, qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’
reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.
ING has provided KPMG with a copy of the foregoing disclosure and has requested that KPMG furnish ING with a letter addressed to the SEC stating whether it agrees with such disclosure. A copy of the letter, dated
8 March 2024, is filed herewith as Exhibit 15.2.
During the fiscal years ended 31 December 2023 and 2022 and any subsequent interim period through 30
January 2024, neither ING nor anyone on its behalf has consulted with Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of ING, and neither a written report nor oral advice was provided to ING that Deloitte concluded was an important factor considered by ING in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii)
any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 145
Item 16G. Corporate Governance
Dutch Corporate Governance Code, Banking Code and Dutch Tax
Governance Code
As ING Group is established and listed in the Netherlands, it must comply with Dutch laws and regulations and is subject to the Dutch Corporate Governance Code (the DCGC).
The DCGC provides guidance for ING’s corporate governance structure and practices. ING supports the DCGC and its principles to ensure sound corporate governance within its organisation. ING’s application of the
DCGC is described in the booklet ‘Application of the Dutch Corporate Governance Code by ING Groep N.V.
(FY2023) dated 7 March 2024, which is available on ing.com. The DCGC can be downloaded from the website of the Corporate Governance Monitoring Committee (mccg.nl).
The Dutch Banking Code (the Banking Code) is only applicable to ING Bank, but ING Group voluntarily applies the principles of the Banking Code on remuneration for its Executive Board members and senior management. The Banking Code can be downloaded from the website of the Dutch Banking Association
(nvb.nl).
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
•NYSE listing standards require a US company to have a compensation committee and a nominating/
corporate governance committee, each composed entirely of independent directors (as determined under the NYSE listing standards). ING’s Nomination and Corporate Governance Committee and
Remuneration Committee are composed entirely of members of the Supervisory Board who are independent as determined under the DCGC.
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
•In contrast to the NYSE listing standards, the DCGC contains a ‘comply-or-explain’ principle, offering the possibility of deviating from the DCGC. For any deviations by ING Group, please refer to the paragraph
‘Dutch Corporate Governance Code, Banking Code and Dutch Tax Governance Code’.
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
ING Group Annual Report 2023 on Form 20-F 146
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
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign
Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider trading policies
Item not applicable for 2023 Annual Report ING Groep N.V. on Form 20-F .
Item 16K. Cybersecurity
Introduction
Cybercrime remains a continuous threat to companies in general and to financial institutions in particular.
Both the frequency and the intensity of attacks continue to increase on a global scale. The sophistication and implications of ransomware attacks are of particular concern in the threat landscape. Phishing or email-
based social engineering attacks, usually used to initiate ransomware/malware infection or plant an info/
password stealer for password reuse of valid accounts, or drive-by compromise attacks. Distributed denial of service attacks, against financial sector and digital services operators are used for reputational damage and/
or extortion. There has been noticeable increase in supply chain attacks using compromised 3rd party vendors as a delivery of attack vectors. This includes abusing cloud misconfigurations to gain access to cloud infrastructure and application.
The continuous enhancement of the control environment to protect from- and detect and respond to-
distributed denial-of-service (DDoS), targeted attacks and more specific ransomware attacks is of the highest priority.
Based on regular scenario analysis done in ING’s first line of defence, additional defensive controls continue to be embedded in the organisation as part of the overall internal control framework and are continuously re-assessed against existing and new threats.
The further digitalisation of banking services, increasing electronic exchange of information via different consumer channels, use of and dependency on third-party vendors for services, and the implementation of the EU Digital Operational Resilience Act (DORA) are likely to present ongoing cybercrime-resilience and IT-
security challenges, both in the short and medium-term. Criminal actors are targeting financial and sensitive (payment) data, such as customer user credentials outside the traditional banking environment.
Sensitive (payment) or personal data can be obtained by criminals via social forums such as Facebook and
Linked-In.
IT and Cyber Risk Assessment and Reporting
To safeguard customer trust and to keep the bank secure the office of the Chief Information Security Officer
(CISO) is predicting, preventing, detecting, and responding to threats and incidents. Secure architecture, engineering, and Identity and Access Management are preventive measures to define, implement and review components that mitigate the risk of unauthorised access to IT systems and the data processed and stored therein. Security detection and Response functionality is implemented to identify and provide timely

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 147
alerts of malicious behaviour. Cyber threat assessments delivers awareness about new and existing threats and vulnerabilities targeting ING infrastructure.
ING continues to invest in cybersecurity capabilities in all domains (prediction, prevention, detection, response, and recovery).
Different types of cyberthreats are not only relevant for the financial industry, but are increasingly hitting its supply chains. We are monitoring these Cybersecurity risks from our suppliers, via the Third-Party Cyber Risk
Management process. This process is part of the generic risk management framework as defined in the Non-
Financial Risk Framework Policies. These policies are detailed out in a set of Minimum Standards, amongst which the Security Monitoring Minimum Standard and the Cyber Resilience Minimum Standard.
The policy documents (policies, minimum standards) identify inherent risks and contain objectives and controls to mitigate identified inherent risks as well as a section on roles and responsibilities regarding IT and controls.
The different processes for assessing, identifying, and managing material risks from cybersecurity threats address the objectives as defined in the Information and Technology Risk Policy.
The Global CISO and key security positions are held by internal staff. ING Group IT Audit function is fully internally staffed. The key controls in the risk management framework relevant for internal control over financial reporting are being audited by an external auditor.
In addition, ING continues to strengthen its global cybercrime resilience through collaboration. with financial industry peers, law enforcement authorities, government (e.g. National Cyber Security Centre) and Internet
Service Providers (ISPs).
Cybersecurity incidents
No material cybersecurity incidents or threats (including any with criminal intent meeting the ECB cyber incident reporting thresholds) were identified on ING infrastructure in 2023.
However, in June 2023, customers of ING in Germany suffered a breach of a third-party bank account switching service resulting in a customer data leak for private customers who, when opening a current account with ING, used the German legal account change assistance ("Gesetzliche Kontowechselhilfe").
German banks are legally obliged to support private customers in moving their account from the old to the new bank in this defined generic process. ING in Germany informed authorities and affected customers about the incident and provided safety instructions and contact options to further protect personal information.
We are currently not aware of any threats in our own environment that are likely to materialise in the near future.
Cybersecurity Governance
ING's risk and control structure is based on the three lines of defence (“3 LoD”) model. The 3 LoD model aims to provide a sound governance framework for financial and non-financial risk management by defining and implementing three risk management ‘layers’, with distinct roles, execution and oversight responsibilities. In
1st LoD, the IT Risk department within the CISO domain acts as a 1st line entity to support ING's local IT domains in managing, identifying, and dealing with IT and Cybersecurity Risk. Within each entity of ING, local IT Risk and IT Security functions exist. The Corporate IT Risk Management department is the 2nd LoD which objectively challenges the execution in the 1st LoD and 3rd LoD Corporate Audit Services (CAS)
provides an independent assessment of the internal controls.
For operational reporting of the risks, the 1st line of defence (LoD) uses dashboard tooling and IT Risk
Measurement Platform (ITRMP), enabling continuous management of its own control state. Material deviations found by the 1st LoD or by 2nd LoD (through second-line monitoring, i.e. quality assurance, risk assessments, etc.) or by the 3rd LoD (internal IT audits), are monitored by 2nd LoD and 3rd LoD to ensure adequate mitigation of issues and risks by 1st LoD.
The Risk monitoring processes, as described, report the cybersecurity risks to the Bank non-financial risk
Committee on a quarterly basis. The 3LoD reports quarterly (CAS reports) to the Management Board
Banking, Executive Board and Audit Committee including relevant results, details of the key reports issued during the quarter and the follow-up of reported findings. The 3LoD Annual Report to the Management
Banking Board, Executive Board and Audit Committee provides the relevant results of the CAS activities and a CAS’ view on the adequacy and effectiveness of ING’s processes for controlling its activities and managing its risk in all the areas of ING.
The Management Board Banking (MBB) and Executive Board (EB) of ING is informed of key IT / cybersecurity risks on a quarterly basis via Non-Financial Risk updates, and IT risks are included as well in regular
Integrated Risk updates. In addition, the MBB is immediately informed of any material cybersecurity incident after it occurred. The Risk Committee (RiCo) of ING’s Supervisory Board (SB) receives the aforementioned Non-Financial Risk (NFR) update as well. Whenever a larger cyber incident occurs, this is in principle also discussed in the RiCo and SB on an ad hoc basis.
Those quarterly reports are pre-discussed by the Bank Non-Financial Risk Committee, in which senior NFR/
Risk management is represented, before they are shared with the MBB/EB and RiCo.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 148
Relevant expertise
To ensure that the entire Workforce have appropriate competences and capabilities to fulfil their assigned tasks and responsibilities, ING developed Global Job Profiles which are embedded in the Global Job
Architecture. These profiles describe in detail and regularly assess the maturity of the workforce on required competences and capabilities as well as on behavioural aspects. Development gaps, if any, are identified quickly, regularly reviewed, and closed when possible. Relevant training and certification are being offered by the Tech academy or the local IT academies to help our employees develop further.
Every year ING enrols a mandatory cybersecurity e-learning to all countries, covering both in- and external employees. The content is based on the basic cybersecurity topics, and it is mandatory during the year for all new onboarded employees as well. The Management Board steers on 92% completeness (due to in/
outflow, maternity leaves, illness) this is proven realistic. During the year there are many global
(newsletters) and local (presentations) initiatives to cover the trending cybersecurity threat topics.
On an annual basis a Permanent Education Plan for the EB/MBB and SB is drafted in which topics related to
IT/digitalisation, including IT risk management are covered. Such sessions include, e.g. sessions on
Operational Resilience, Cyber, Cybersecurity/Ransomware, and digitalisation.
The members of supervisory and oversight bodies have a broad competency in the area of IT &
Cybersecurity. In the Management Board Banking of ING Bank, which has ING Groep as its sole shareholder, a dedicated Chief Technology Officer role is embedded. Our current Chief Technology Officer (CTO) is combining the CTO role on an ad interim basis with his COO role in the Management Board Banking of ING
Bank N.V. The Global Head of CISO reports directly to the CTO. The CTO a.i. is a highly experienced leader with a broad and deep expertise in operations across wholesale and retail banking. In his previous role as
COO Wholesale Banking at ING he was responsible for the day-to-day operations and global transformation, including the organisation and application of technology in the design and implementation of the customer experience. The CTO a.i. therefore has a strong understanding of data, technology, the application of it in
ING’s operations and the risks related to it.
ING Global CISO is actively involving internal and external stakeholders on actions to manage cybersecurity relevant measures and impacts. This includes staff, board members, customers, partners, suppliers, governments, and regulators. Examples of active involvement are a yearly mandatory cybersecurity e-
learning, covering both in- and external employees, ING podcasts, webinars and round table sessions with clients and suppliers, and on our websites we provide useful information to improve resilience for retail customers.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 149
PART III.
Item 17. Consolidated Financial
Statements
Not applicable.
Item 18. Consolidated Financial
Statements
Reference is made to the Consolidated financial statements of ING Group on page F-238.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 150
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
ING Group Annual Report 2023 on Form 20-F 151

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
Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to
Exhibit 4.1 of ING Groep N.V.'s Report on Form 6-K filed on 14 September 2021)

Exhibit 2.16
Fifth Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated March 28, 2022, in respect of 3.869% Callable Fixed-to-
Floating Rate Senior Notes due 2026, 4.017% Callable Fixed-to-Floating Rate Senior Notes
due 2028, 4.252% Callable Fixed-to-Floating Rate Senior Notes due 2033 and Callable
Floating Rate Senior Notes due 2026 (incorporated by reference to Exhibit 4.1 of ING
Groep N.V.'s Report on Form 6-K filed on 28 March 2022)

Exhibit 2.17
Sixth Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated September 11, 2023, in respect of 6.083% Callable
Fixed-to-Floating Rate Senior Notes due 2027, 6.114% Callable Fixed-to-Floating Rate
Senior Notes due 2034 and Callable Floating Rate Senior Notes due 2027 (incorporated by reference to Exhibit 4.1 of ING Groep N.V.'s Report on Form 6-K filed on 11 September
2023)

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of KPMG Accountants

Exhibit 15.2	Letter from KPMG Accountants N.V. addressed to the SEC regarding the Change in Registrant's Certifying Accountant disclosures in this Annual Report on From 20-F.

Exhibit 97	Clawback rules for erroneously awarded variable remuneration for executive officers.

Exhibit 101	Inline eXtensible Business Reporting Language (Inline XBRL)

Exhibit 104	Cover Page Interactive Datafile (embedded in Exhibit 101)

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 152
SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
ING Groep N.V.
(Registrant)
By:/s/T. Phutrakul
T. Phutrakul
Chief Financial Officer
Date: March 4, 2024

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 153
Risk management
A series of tumultuous events this year impacted our operating environment. These include concerns around financial institution stability following the failure of some banks, and geopolitical uncertainties due to the ongoing war in Ukraine and the Israel-Gaza conflict. These conflicts have brought further disruptions to supply chains and energy prices in an environment of already high inflation.
This section explains ING’s approach to monitoring, managing and controlling risks.
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
This section sets out how ING manages its risks on a day-to-day basis. It explains how the risk management function is embedded within the organisation based on the ‘three lines of defence’ model. It describes the key risks that arise from ING’s business model and how these are managed by dedicated risk management departments, with various specific areas of expertise. The section provides qualitative and quantitative risk disclosures on solvency, credit, market, funding and liquidity, ESG, operational, IT, compliance, business and model risks.

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
This risk management section includes additional disclosures beyond those required by IFRS standards, such as certain legal and regulatory disclosures. Not all information in this section can be reconciled back to the primary financial statements and corresponding notes, as it has been prepared using risk data that differs to the accounting basis of measurement. Disclosures in accordance with Part Eight of the CRR2 and
CRD V, and as required by the supervisory authority, are published in our ‘Additional Pillar III Report’, which can be found on our corporate website ing.com.

Top and emerging risks
The risks listed below are defined as existing and emerging risks that could cause actual results to differ, in some instances materially, from those anticipated. They may have a material impact on the reputation of the company, introduce volatility in future operating results or impact ING’s medium- and long-term strategy, including the ability to pay dividends, maintain appropriate levels of capital or meet liquidity and funding targets. An emerging risk is defined as a new or unexpected risk that we don't have experience of managing, and so need to proactively identify and monitor. The impact on the organisation is therefore more difficult to assess than other risk factors. These risks are on top of other existing risks.
The topics have mainly emerged as part of the annual risk assessment that feeds into, among others, the annual review of the Stress Testing Framework and the Risk Appetite Framework. The sequence in which the risks are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.
The 2023 risk assessment confirmed our top and emerging risks. The top risks in 2023 relate to people risk, geopolitical risk, cybercrime, and inflation risk. Climate change risk remains an emerging risk, and reflects the impact that climate change may have on the financial position and/or reputation of ING.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 154
Geopolitical risk
Geopolitical risk was of the greatest concern for the MBB in 2023, and dedicated meetings were held on this topic. ING developed a specific geopolitical risk assessment to complement the normal risk-assessment process. This risk persisted throughout the year, mainly due to tensions between the US and China, relating to Taiwan and deglobalisation. Other reasons were the ongoing war in Ukraine that persisted in 2023, and the Israel-Gaza conflict.
China/Taiwan/US
China’s increased military presence in the South China Sea, technological advancements, and ongoing trade tensions with the US have given rise to geopolitical tensions between these countries. Despite a common interest in a good relationship, particularly across trade and supply chain, the countries also have areas of conflict, like the Taiwan situation, and their relations have become more complex in recent years. China has threatened to sell US Treasury bonds, and the US has blacklisted some Chinese technology companies.
There is growing concern that US-China trade tensions could escalate into further financial disconnection.
Such a conflict would cause significant disruption to global financial markets and the economy.
Deglobalisation
The period of Western-based liberalisation and globalisation is being challenged by a global trend towards polarisation and more assertive political policies. The rise of nationalism, protectionism, populist movements and anti-global sentiments in recent years has created an environment of increasing uncertainty. This could potentially lead to a reversal or slowdown of globalisation.
The war in Ukraine
The war in Ukraine continued to pose a significant geopolitical risk in 2023. It has initiated a humanitarian crisis and given rise to greater risk exposures, causing disruption to business and economic activity in the region and worldwide. Following the invasion of Ukraine, the US, UK and EU initiated sanctions against
Russia in 2022. In response, the Russian Central Bank enforced liquidity and currency controls. For sanctions-
related developments, see ‘Compliance risk’.
With the support by NATO membership countries for Ukraine in the form of financial and military aid, neither side seeming likely to produce a conclusive victory in the near term, and a ceasefire or settlement looking improbable, the uncertainty about the outcome of the war looks set to last in the longer term.
Remaining at risk for ING in December 2023 is €0.4 billion (2022: €0.3 billion) local equity and €1.3 billion
(2022: €2.5 billion) credit exposures booked outside of Russia. In Ukraine, our exposure was approximately
€600 million (2022: €500 million), mainly with liquidity facilities and other lending. Early in March 2022, we announced a decision to not do new Russia-related business.
Israel-Gaza conflict
The Israel-Gaza conflict brings significant volatility to the region and disrupts broader efforts to enhance cooperation between Israel and the Arab states. As the conflict continues to unfold, it poses a real threat to stability in the wider Middle East, and could affect oil supplies and drive the price higher.
People risk
People risk, which can be translated into management of labour, including among others talent attraction and retention, was the highest risk in the risk assessment in 2023. The main challenges were linked to the salary and compensation demands coming from a high-inflation environment and subsequent rising cost of living. This led to lengthy CLA negotiations in the Netherlands, creating employee uncertainty.
The other concern was the skill shortage in the labour market. The labour markets in general, and the financial industry more so, face an intensified challenge to attract and keep eligible talent. Competition not only comes from peers; new players like tech companies and start-ups entered the playing field and are looking for similar profiles. On how ING mitigates the risks related to skill shortage, see 'Unlocking our people's full potential' in 'ESG overview' under ‘Social’.
Climate and environmental risk
Climate-related and environmental risks are among the biggest threats the world is facing. They can impact both ING and the global economy in various ways.
ING is aware of the risks associated with climate change and how these can impact customers and their financial health. This includes physical risk and transition risk. Physical risk can be acute, such as floods and wildfires, or chronic, such as increased temperature and rising sea levels. Transition risk can be driven by policy, technological or market changes as we shift towards a low-carbon global economy, and potentially lead to stranded assets.
For more details and mitigation actions, see ‘Environmental, social and governance risk’.
Cybercrime and fraud
The further digitalisation of existing banking services, the introduction of new products, and evolving threats against those services – combined with developing technology such as generative AI and deep fake – are continuously presenting fraud-management challenges, both in the short and medium term.
Criminal actors are becoming more resourceful in targeting financial and sensitive (payment/personal) data, such as customer user credentials outside the traditional banking environment. Criminals can obtain sensitive (payment) or personal data via social forums such as WhatsApp, dark web shops, by screen

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 155
scraping user credentials or through third-party data breaches. In 2023, these challenges increased further with more sophisticated phishing attempts, improved social engineering fraud attempts, and high volumes of scams through so-called authorised push-payment frauds. The increase in scams is a big concern for financial institutions, with often devastating consequences for customers. While financial institutions have limited means to prevent such authorised transactions, it is a priority to help prevent this type of fraud.
For more details and mitigation actions, see ‘Non-financial risk’.
Inflation risk
Inflation rates remained exceptionally high across the globe in 2023, triggered by increases in labour costs and high food and energy prices. Rises in inflation prompted an adjustment of monetary policy stances by major central banks, leading to rising interest rates and tighter global financial conditions.
The mix of high inflation and rising interest rates led to the further deterioration of macro-financial conditions, aggravating pre-existing vulnerabilities for both businesses and households, and ultimately increasing banks’ credit risk. As such, ING still had management adjustments to its loan loss provisions in place for this at year-end 2023.
For more details and mitigation actions, see ‘Credit risk’.
Risk governance
Effective risk management requires company-wide risk governance. ING’s risk and control structure is based on the ‘three-lines-of-defence’ governance model. Each line has a specific role and defined responsibilities, with the execution of tasks being distinct from the control of these same tasks. The three lines work closely together to identify, assess, mitigate and monitor risks.
This governance framework is designed in such a way that risk is managed in line with the risk appetite approved by the MBB, the EB and the SB, and this approach is cascaded throughout ING.
The heads of ING’s banking business and support functions and the heads of the country units, or their delegates, are the first line of defence. They have primary ownership, accountability and responsibility for identifying, assessing, controlling and mitigating all financial and non-financial risks affecting their businesses. They are also responsible for the completeness and accuracy of the financial statements and risk reports, with respect to their areas of responsibility. The CTO is responsible and accountable for proper security and controls of global applications and IT platforms servicing the bank, and implementing proper processes. The COO domain builds bridges within ING, linking to almost every part of the bank. Its purpose is to drive secure and efficient processes for customers and colleagues.
The second line of defence consists of oversight and specialised functions in risk management and compliance. They (i) have co-responsibility for risk management, through articulating and translating the risk appetite into methodologies and policies to support and monitor business management's control of risk;
(ii) objectively challenge risk management execution and control processes, and coordinate the reporting of risks and controls by the first line of defence; (iii) advise on risk management and compliance, and have decision-making power in relation to business activities that are judged to present unacceptable risks to ING;
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
Board-level risk oversight
Both the EB (for ING Group) and the MBB (for ING Bank) play an important role in managing and monitoring our risk management framework:
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
As a member of the EB and the MBB, the CRO is primarily responsible for: (i) supporting the Board in its engagement with and oversight of the development of the risk appetite and risk appetite statements and for translating the risk appetite into a risk limits structure, actively engaged in monitoring performance relative to risk-taking and risk limit adherence; (ii) setting up the risk management framework and overseeing the development and implementation of risk and compliance policies, processes, models, compatible methodologies, including both forward-looking and backward-looking tools, ongoing strengthening of risk management/people capabilities and reports, as necessary to ensure the effectiveness
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
ING Group Annual Report 2023 on Form 20-F 156
risk culture, utilisation against the established risk appetite, and limits, limit breaches and mitigation plans.
For more on the SB and EB roles and responsibilities, see ‘Item 6. Directors, Senior Management and
Employees’.
Executive level
The risk committees described below act within the overall risk policy and delegated authorities granted by the MBB:
•The Global Credit and Trading Policy Committee (GCTP) discusses and approves policies, methodologies, and procedures related to credit, trading, country, and reputation (such as environmental and social risk or ESR) risks. The GCTP meets monthly. After the MBB and the GCTP, the Credit and Trading Risk
Committee (CTRC) is the highest-level body authorised to discuss and approve policies, methodologies, and procedures related to credit and trading risk.
•The Global Credit Committee – Transaction Approval (GCC(TA)) discusses and approves transactions that entail taking credit risk (including investment risk), country, legal, and environmental and social risk. The
GCC(TA) meets twice a week.
•The Asset and Liability Committee Bank (ALCO Bank) translates the strategy into a risk appetite and sets, monitors and reviews the asset and liability objectives and risk management framework. Adequate supervision and coordination of asset and liability management is essential for good risk management and to serve customer and community needs by continued sound banking business. The MBB has delegated this responsibility to the ALCO Bank.
•The Non-Financial Risk Committee Bank (NFRC Bank) is accountable for the design and maintenance of the non-financial risk management framework, including operational risk management, compliance and legal policies, minimum standards, procedures and guidelines, development of tools, methods, and key parameters (including major changes) for risk identification, measurement, mitigating and monitoring/
reporting. NFRC Bank meetings are held at least quarterly.
•The Model Risk Management Committee (MoRMC) discusses and steers, on a monthly basis, the overall model strategy. MoRMC discusses and approves policies and methodologies related to model risk management.
•The Global Data Committee (GDC) oversees (identifies, measures, responds to change and monitors) the
Global Data function and its contribution to wider society. The GDC meets every two months.
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
The regional and/or business unit (BU) head of risk are involved in these activities. The local (regional and BU)
head of risk is responsible for the analysis, monitoring and management of risks across the whole value chain (from front to back office). The local risks are discussed in local risk committees that roll up to the key risk committees at executive level. Local Client Integrity Risk Committees (CIRCs) assess client integrity risk, and they have a final decision on client acceptance or client off-boarding, from a risk-based perspective, in the areas of financial crime, Foreign Account Tax Compliance Act (FATCA), Common Reporting Standard
(CRS), and ESR.
Organisational structure
The CRO function is organised along the lines of a matrix structure integrating (i) the Global Risk functions,
(ii) the Regional/Country Risk functions at entity level, and (iii) the Risk Segments, with a uniform methodology and terminology, aimed at ensuring a holistic view of all risks. Global Risk functions, organised by risk types into risk domains (departments), are ultimately responsible and accountable for the functional steering of the respective risk type globally, ensuring a uniform taxonomy and methodology is used for the setting of the relevant risk appetite levels, further cascading risk appetite into detailed risk strategies and for the effective monitoring and reporting of risks, on an individual and consolidated basis.
The following organisation chart illustrates the reporting lines in 2023 for the risk management organisation. The fixed lines reflect hierarchical reporting lines, whereas the dotted lines are for the functional reporting lines:

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 157

Global chief risk officer
Credit Risk
Financial Risk
Integrated Risk
Non-Financial Risk
Model Risk Mgt
HR Corporate Staff Department
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
Risk culture
At ING, we attach great importance to a sound risk culture, which is essential for performing our role in society responsibly and in keeping the bank safe and secure. We determine our risk culture as the way in which employees identify, understand, discuss and act on the many financial and non-financial risks we are confronted with every day. We cover risk culture, ING's global Code of Conduct and behavioural risk extensively in 'ESG overview, ‘Governance’.
Learning
In 2023, we continued to expand and strengthen our required learning curriculum. This is foundational learning that is centrally created and rolled out to all staff across the bank. The topics covered in 2023 were financial crime, customer centricity, cybersecurity and data protection. We continue to update our formats for our learning to increase engagement and drive practical application of the knowledge gained by staff.
The curriculum is tracked centrally to monitor timely completion.
In addition to all staff modules, we continue to expand our learning offering on a range of risk topics and for risk staff. Working with risk experts, the Risk Academy has built role-based learning plans for risk colleagues which provide a wide selection of learning to support their professional development. These take the form of a comprehensive offering of learning modules and learning channels that support employees in developing their knowledge, skills and behaviours.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 158
Dutch Banker’s Oath
In the Netherlands, all employees are required to take the Banker's Oath and pledge this promise in a meaningful ceremony. The Oath came into force in the Netherlands on 1 April 2015, as part of a joint approach from all banks, aimed at introducing social regulations, a revised Dutch Banking Code implementing an oath with associated rules of conduct and disciplinary law. This way, Dutch banks show society what they stand for and are accountable for, both as individual banks and as a sector. In 2021, due to the Covid-19 pandemic, ING in the Netherlands changed the live Banker's Oath ceremonies into virtual ceremonies, to allow new employees (around 400 a month) to still take the oath in time and in a meaningful ceremony. After 2021, this was continued and is now common practice at ING. Before taking the oath, an e-learning and a challenge (discussing dilemmas) are mandatory, to stress the content and the importance of the oath. It also show employees the dilemmas they may face in their daily work, and how to carefully balance the interests of all our stakeholders in the decisions they make.
Remuneration
ING aims to align its remuneration policy with its risk profile and the interests of all stakeholders. For more information on ING’s compensation and benefits policies, and its relation to the risk taken, see the Capital
Requirements Regulation (CRR) remuneration disclosure published on ing.com.
Risk cycle process
ING uses a step-by-step risk management approach to identify, manage and mitigate financial and non-
financial risks. The approach consists of a cycle of five recurring activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting. The cycle is designed to determine what the risks are, assess which of these can really do harm, take mitigating measures to control these risks, monitor developments to see if the measures taken are effective, and report the findings to management at all relevant levels to enable them to take action when needed.
The cycle recurs in two ways. First, the identification, assessment, review and update of mitigating measures are repeated periodically. Second, this periodic monitoring exercise may indicate emerging risks, known risks that are changing, risk levels that are changing, or current control measures that are not effective enough. Further analyses of these findings may then result in renewed and more frequent risk identification, and/or assessment, and/or change of mitigating measures.
Risk identification
Risk identification is a joint effort of the business and the risk management functions. Its goal is to detect potential new risks and determine changes in known risks. Regular risk identification is essential for effective risk management. Potential risks that are not identified will not be controlled and monitored, and may lead to surprises later. Known risks may have changed over time and, as a consequence, the existing mitigating measures and monitoring may be inadequate or obsolete.
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
Risk control
Risks can be controlled by mitigating measures that lower the likelihood the risk occurs, lower the impact when it occurs, or both. The ultimate measure to lower a risk is to stop the activity or service that causes the risk (risk avoidance). Risk control and mitigation measures are defined and maintained both bank-wide and at the local level.
Monitoring and reporting
ING monitors risk-control measures by checking if they are executed, complied with, and have the expected mitigating effects, and by following the development of the risks and their risk levels. Risk reporting provides senior and local management with the information they need to manage risks.
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
ING Group Annual Report 2023 on Form 20-F 159
that is to be integrated in the strategic decision-making and financial planning process. It is designed to be able to withstand market volatility and stress, while meeting regulatory requirements. The framework, including underlying metrics and assumptions, is regularly reviewed so that it remains relevant. The RAF combines various financial and non-financial risk appetite statements (RAS) into a single, coordinated approach, to provide the business with a clear overview of the relevant risks and the tools to manage them.
This view allows the EB, the MBB, and senior management to form an opinion on the adequacy of internal risk management and control systems for the risks ING faces while pursuing its strategy.
Process
The RAF is focused on setting the risk appetite at the consolidated level and across the different risk categories, and provides the principles for cascading this risk appetite down into the organisation. The RAF and underlying limit allocation are reviewed on an annual basis, or more frequently if necessary, based on their monthly review in the MBB and quarterly review in the EB and the SB. It is therefore a top-down process, which bases itself on the ambition of the bank in terms of its risk profile, the regulatory environment and the economic context. Limits that require SB approval are called boundaries, and the underlying instruments supporting the boundaries require EB and MBB approval.
Step 1. Identify and assess ING’s key risks
The outcome of the risk-identification and risk-assessment process is used as the starting point for the review of the RAF. Within this step, the risks ING faces when executing its strategy are identified in the context of the current economic, political, social, regulatory and technological environment. The assessment identifies whether the potential impact is material and if it is sufficiently controlled within ING’s risk management function. It benchmarks the current risk framework against regulatory developments.
Known risks are reassessed, either to confirm likelihood and risk levels or to take account of potential changes.
Step 2. Set risk appetite framework
Based on ING’s risk assessment and risk purpose, boundaries for the overarching risk frameworks are set.
Once the overarching risk appetite thresholds have been set and approved by EB/MBB and subsequently by
SB, the statements are translated into risk-type-specific statements and lower-level thresholds, which are set and approved by senior risk committees, like ALCO Bank, GCTP, MoRM and Bank NFRC. Cascading is done via several detailed risk appetite statements, which have been defined per risk type, the combination of which is aimed at ensuring compliance with the overarching solvency, (credit) concentration, and funding and liquidity RASs.
Examples of risk categories and their underlying risk metrics include:
•Solvency and profitability (e.g. CET1 ratio, MREL ratio and economic capital coverage ratio);
•Funding and liquidity (e.g. liquidity coverage ratio (LCR) and net stable funding ratio (NSFR));.
•Credit risk (e.g. exposure at default (EAD) and risk weighted assets (RWA));
•Market risk trading book (e.g. event risk and historical value at risk (HVaR));
•Market risk banking book (e.g. net interest income (NII) at risk and revaluation reserve at risk);
•Non-financial risk (e.g. capital-at-risk and management of audit issues);
•Compliance risk (e.g. key risk indicators on Financial Crime and Conduct);
•Business risk (e.g. economic capital);
•Model risk (e.g. number of unvalidated or inadequate pillar 1 models).
ING has started including climate risk in its RAF by, among other things, introducing climate risk as one of the dimensions to determine sector concentration as part of the credit risk appetite statements. In the coming years, ING will extend the inclusion of climate risk impact on other risk types with the aim of ensuring that the potential risks stemming from, for example, transition risk and physical risk are properly captured in the RAF.
Step 3. Cascade into statements per risk type and business unit
The bank-wide risk appetite is translated per risk type, which is further cascaded into the organisation. Risk appetite statements are then translated into dedicated underlying risk limits that are used for the day-to-
day monitoring and management of ING’s risks. The risk appetite statements serve as input for the quarterly planning process as well as for the establishment of key performance indicators and targets for senior management. The next graph is an illustrative and non-exhaustive overview of the RAF.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 160
Step 4. Monitor and manage underlying risk limits
To verify that ING remains within the RAF, it reports the risk positions vis-à-vis their limits on a regular basis to senior management committees. A monthly report is submitted to the MBB reflecting the exposure of
ING against the risk appetite. An extended report is submitted quarterly to the EB and the SB and its Risk
Committee. Moreover, every quarter the financial plan is checked for potential limit excess within a one-year horizon, where in the strategic dialogue the MBB can take mitigating measures or make adjustments to the dynamic plan.
Stress testing
Stress testing is an important risk management tool that provides input for strategic decisions and capital planning. The purpose of stress testing is to assess the impact of plausible but severe stress scenarios on
ING’s capital and liquidity position. Stress tests provide complementary and forward-looking insights into the vulnerabilities of certain portfolios, with regards to adverse macroeconomic circumstances, stressed financial markets, and changes in the political and geopolitical climate. In addition to assessing P&L, capital and liquidity positions of ING for a range of different scenarios, idiosyncratic risks are also included. The outcomes of these stress tests help management get insight into the potential impact, and define actions to mitigate this potential impact.
Types of stress tests
Within ING, we perform different types of stress tests. The most comprehensive type of stress tests are the firm-wide scenario analyses, which involve setting scenario assumptions for all the relevant macroeconomic and financial market variables in all countries relevant to ING. These assumptions usually follow a qualitative narrative that provides a background to the scenario. In addition to firm-wide scenario analyses, ING executes scenario analyses for specific countries or portfolios. Furthermore, sensitivity analyses are performed, which focus on stressing one or more risk drivers; usually without an underlying scenario narrative. Finally, ING performs reverse stress tests, which aim to determine scenarios that could lead to a predefined severe adverse outcome.
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
•Scenario reporting: For each stress test, a report is prepared after each calculation, which describes the results of the scenario and gives a recap of the scenario with its main assumptions and parameters. The stress-test report is sent to the relevant risk committees and/or senior management. It is complemented, if needed, with advice for management action based on the stress-testing results.
•Scenario control and management assessment: Depending on the outcomes of the stress test and the likelihood of the scenario, mitigating actions may be proposed. Mitigating actions may include, but are not limited to, sales or transfers of assets and reductions of risk limits.
Methodology
Detailed and comprehensive models are used to calculate the impact of the scenarios. In these models, statistical analysis is combined with expert opinion to make sure that the results adequately reflect the scenario assumptions. The methodologies are granular and portfolio-specific, and use different macroeconomic and market variables as input variables. The calculations are in line with our financial and regulatory reporting frameworks. The stress-testing models are subject to review by Model Risk management.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 161
Solvency risk
Introduction
Solvency risk is the risk of lacking sufficient capital to fulfil business objectives, regulatory requirements or market expectations. An insolvent bank is unable to pay its debts and will be forced into bankruptcy.
The level and quality of capital is crucial for the resilience of individual banks. Banks are expected to assess the risks they face and, in a forward-looking manner, ensure they identify and manage all material risks.
They must also make sure these risks are sufficiently covered by loss-absorbing capital to provide continuity if unexpected risks materialise in times of stress. Given the interdependencies with other financial and non-
financial risks, this balancing act of capital adequacy needs to be done within a sound and integrated management approach. It must coherently link and align all the moving parts of the bank with its long-term business strategy.
Governance
ING's solvency risk governance is based on the three-lines-of-defence structure setting a clear division of responsibilities as well as an independent risk-control challenge process.
Group Treasury (GT) Balance Sheet & Capital Management, as first line of defence, is responsible for maintaining the adequate capitalisation of ING Group and ING Bank entities, to manage the risk associated with ING’s business activities. This involves not only managing, planning and allocating capital within ING
Group, ING Bank and its various entities, but also helping to execute necessary capital market transactions, term (capital) funding and risk management transactions. ING takes an integrated approach to assess the adequacy of its capital position in relation to its risk profile and operating environment. This means GT's
Balance Sheet & Capital Management takes into account both regulatory and internal, economic-based metrics and requirements, as well as the interests of key stakeholders, such as shareholders and rating agencies.
Integrated Risk acts as second line of defence and is therefore responsible for all the risk topics within the internal capital adequacy assessment process (ICAAP) framework. This starts with the annual risk identification and risk-assessment process which functions as the starting point for the annual review of the related building blocks. Integrated risk coordinates the annual review of the risk appetite framework and as part of this proposes the solvency risk appetite. The output of the risk assessment is also used by Integrated
Risk for the annual review of ICAAP stress-test scenarios and the economic capital framework. By doing so,
Integrated Risk challenges the execution, management and control processes in relation to the business activities.
As the third line of defence, Corporate Audit Services provides an ongoing independent and objective assessment of the effectiveness of internal controls to mitigate risks embedded in ING’s business processes, including risk management activities performed by both the first and second line of defence.
The SB remains ultimately responsible for overseeing ING’s overall ICAAP framework whereas the EB and
MBB are responsible for the functioning of the ICAAP processes by managing and executing them. Delegated decision power is mandated towards ALCO Bank. As a sub-committee of ALCO Bank, the ICLAAP Committee and Stress Test Council own delegated responsibilities concerning the ICAAP processes and brings together expertise and knowledge from different key departments involved. It functions as an oversight body, responsible for maintaining a sound and effective processes and ensuring that the different elements of the
ICAAP fit coherently together as an integral part of the institution’s overall management framework.
ICAAP framework
ING’s internal capital adequacy assessment process (ICAAP) framework aims to ensure that capital levels remain adequate – both forward-looking and under adverse conditions, in terms of covering material risks-
to-capital from both a normative and an economic (internal) perspective. The assessment of ING’s capital adequacy takes into account its business strategy and risk profile, market environment, and operating macro environment. This implies that views of various stakeholders, such as regulators, shareholders, investors, rating agencies, clients and customers play an important role.
The continued strength of ING’s capital position, the adequacy of the financial position, and risk management effectiveness are essential to achieving the strategy. ING’s capital and funding strategy determines the underlying ICAAP elements, and thereby contributes to ING's business continuity from different perspectives.
Managing ING’s capital entails finding the right balance between supply and demand, while taking into account market and macro circumstances. The process of balancing these strategic goals is captured in the
ICAAP framework. It is enabled by six building blocks and underlying elements facilitating the ICAAP. The following building blocks have been defined in the ICAAP framework, which are applied for both the
‘normative’ and ‘economic’ perspective as defined in the ECB guide to ICAAP, published in November 2018:
•Risk identification and assessment;
•Risk appetite;
•Solvency stress testing;
•Planning and forecasting;
•Capital management;
•Continuity.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 162
Risk identification and assessment
ING’s capital management and solvency risk management starts with the risk-identification and risk-
assessment process. Its main purpose is to detect potential new risks and identify changes in the potential impact of known risks. On an annual basis, ING performs a thorough review of its solvency risks or risks to capital. Within this assessment, bottom-up assessments are combined with top-down assessments, including a questionnaire and interviews with senior management. The results of the risk assessment are discussed in ALCO Bank, which comprises of almost the full MBB. Once approved, the conclusions of the risk assessment feed into the annual review of the risk appetite framework, the stress-testing framework, and the economic capital framework. In addition to this annual process, ING also reassesses its risks as part of its capital adequacy statement, a quarterly process to assess ING’s capital adequacy.
Risk appetite
As explained in the RAF section in the previous chapter, ING has established overarching solvency risk boundaries. Boundaries are risk appetite statements that are essential for risk management activity, making it of paramount importance to keep these boundaries within the defined level. The SB is responsible for approving and monitoring the boundaries, which are complemented by a sequence of risk-type-specific instruments (risk appetite statements). These underlying risk appetite statements are cascaded down into the organisation, and dedicated risk thresholds are set that are used for the day-to-day monitoring and management of ING’s risks. ING has solvency risk appetite statements in place for the following metrics:
CET1 ratio, total capital ratio, leverage ratio, total loss-absorbing capacity (TLAC), and minimum requirement for own funds and eligible liabilities (MREL) based on RWA/leverage ratio and economic capital adequacy.
Solvency stress testing
Solvency stress testing allows ING to examine the effect of plausible but severe stress scenarios on the solvency position. It also provides insight into which entities or portfolios are vulnerable to certain types of risks or scenarios. Solvency stress testing is an important tool in identifying, assessing, measuring, and controlling risks to capital, providing a complementary and forward-looking perspective to other solvency risk management tools. For solvency stress testing, ING follows the same steps described in the overall section on stress testing.
ING distinguishes the following three types of stress test analysis:
•Sensitivity analysis: Assess the impact of a predefined shock in one or more risk drivers. The main purpose of sensitivity analyses is to monitor the impact of this predefined (or standardised) shock over time to get an understanding of how the risk profile of the bank has developed. In contrast with scenario analyses, sensitivity analyses are built on a predefined set of shocks that don't necessarily relate to a qualitative story line.
•Scenario analysis: Used to assess the impact of historical, statistical and/or hypothetical circumstances on the financial position of ING. These stress tests often build on a qualitative scenario narrative and reflect risk topics that are deemed relevant for ING given, for example, its business model or geographical presence. To execute such a stress test, scenarios need to be determined that are dynamic and forward-
looking, and incorporate the occurrence of a string of events through time.
•Reverse stress testing: The purpose is to identify scenarios that could lead to a pre-defined outcome. This could, for example, be a CET1 ratio or MREL to define the point at which the bank is considered not viable anymore. The added value of reverse stress testing is to explore risk drivers and stress scenarios outside the existing range.
The outcomes of solvency stress test analyses are taken into account in capital planning, but also for setting risk appetite statements and the capital management buffer.
Planning and forecasting
The capital and funding plan is an integral part of the dynamic plan, ING’s financial and business planning process. Its objective is to inform and advise the management on the capital development and need of ING
Group and ING Bank, under base case and adverse scenarios. It describes how ING shall finance the expected capital constraints taking into consideration growth projections, capital and risk evolution, macro and market conditions, both under the normative and economic perspective. The capital and funding plan is discussed and approved by ALCO Bank and updated at least twice a year. Within these updates, ING takes account of recent market and risk developments, and aims to ensure that capital planning adheres to the solvency risk appetite set by the SB.
Capital management
Formulation of the CET1 target is a key element in solvency risk management. The target ratio, based on the management buffer concept, enables ING’s senior management to steer, benchmark and assess the bank’s current and future capital levels much more efficiently. The target level clearly supports trust-
building among ING’s key stakeholders (e.g. regulators, investors, and customers).
The capital management buffer aims to protect the interests of key stakeholders and plays an important role in the overall capital adequacy governance. The rationale behind the buffer is that it provides an additional cushion on top of the (local) regulatory minimum requirements (e.g. supervisory review and evaluation process (SREP) requirements) to withstand a certain level of stress and facilitate awareness and preparedness to take management actions. ING reviews its capital management buffer on a regular basis to determine its effectiveness and robustness, updating it as appropriate. See also  Note 47 ‘Capital management’.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 163
Continuity
Risk events with high severity or significant deteriorations of economic and market conditions beyond ING’s control could cause deviations from the business and capital plans, which may result in a potential capital shortfall.
ING has therefore set up a continuity (safety) net of contingency and recovery planning. As part of this, ING set up ongoing monitoring of relevant indicators with the aim of awareness and preparedness to act proactively to ensure continuity. The intervention measures, which can be activated when deemed necessary, consist of predefined RWA reduction measures, as well as direct capital-increasing measures.
The escalation mechanisms are defined, governed and detailed in the contingency and recovery plans.
Both plans aim to restore ING’s capital adequacy. Depending on the severity of the situation, the contingency plan can be activated at this warning phase, as well as triggering further mitigating action and formation of the contingency crisis teams. Further drops in capital levels trigger the alert phase for recovery monitoring and/or the activation of the recovery plan and corresponding crisis teams.
Assessing capital adequacy: Capital Adequacy Statement (CAS)
The CAS is ING Group’s quarterly assessment of its capital adequacy and takes into account different elements with respect to its capital position. The degree to which ING’s capital position is considered adequate depends on a variety of internal and external drivers:
•Current supervisory requirements and (expected) requirements going forward;
•Current internal requirements and (expected) requirements going forward (economic capital/view);
•Coherence of the available capital with the (realisation of) strategic plans;
•The ability to meet internal and external requirements in the case of stressed events or should a risk materialise.
The CAS assesses the adequacy of ING’s capital position in relation to the above-mentioned drivers and states the extent to which the capital position consequently is considered as adequate. On a quarterly basis, the CAS document is prepared. Additionally each year, the EB/MBB signs and provides a comprehensive assessment of ING’s capital adequacy, supported by the ICAAP outcomes, in the form of a capital adequacy statement.
Capital developments
ING’s profit-generating capacity was strong in 2023, despite a challenging geopolitical environment. After dividend reserving in line with the distribution policy, we included €3.5 billion of profit to our capital base.
ING Group’s capital ratios increased compared to 2022, primarily due to higher net profit after dividend reserving, coupled with lower risk-weighted assets. ING announced the distribution of an additional €1.5 billion and €2.5 billion as next steps to converge the CET1 ratio towards ING’s target of around 12.5% by
2025. In line with regulations, these additional distributions were fully reflected in ING's capital ratios at year-end. Risk-weighted assets were mainly impacted by volume reduction in Russia-related exposure, currency movements, improvement in book quality and model impacts. ING continues to maintain a strong and high-quality capital level.
At the end of December 2023, ING Group had a CET1 ratio of 14.7% versus an overall SREP requirement
(including buffer requirements) of 10.98%. The Group’s Tier 1 ratio increased to 16.9%. The total capital ratio increased from 19.4% to 19.8% compared to last year.
The leverage ratio was at 5.0% at the end of 2023, down from 5.1% at the end of 2022.
MREL and TLAC requirements
The minimum requirement for own fund and eligible liabilities (MREL) and total loss absorbing capacity
(TLAC) apply to ING Group at the consolidate level of the resolution group. TLAC and MREL provide additional capacity to absorb losses and facilitate recapitalisation in the case of resolution. ING Group has a single point of entry resolution strategy.
Intermediary MREL requirements were 27.79% on RWA and 5.97% on leverage exposure as of December
2023. ING meets these MREL requirements with an MREL ratio of 32.5% on RWA and 9.6% on leverage exposure at the end of December 2023.
As of  December 2023, TLAC requirements are 23.5% of RWA and 6.75% of leverage exposure. The available
TLAC capacity consists of own funds and senior debt instruments issued by ING Group. With a TLAC ratio of
32.5% on RWA and 9.6% on leverage exposure, ING comfortably meets the TLAC requirements.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 164
Credit risk
Introduction
Credit risk is the risk of loss from the default and/or credit rating deterioration of clients. Credit risks arise in
ING’s lending, financial markets and investment activities. The credit risk section provides information on how ING measures, monitors and manages credit risk and gives an insight into the portfolio from a credit risk perspective.
Governance (*)
ING’s credit risk strategy is to maintain an internationally diversified loan and bond portfolio, while avoiding large risk concentrations. The emphasis is on managing business developments within the defined credit and concentration risk appetite. The aim is to support relationship banking activities, while maintaining internal risk/reward guidelines and controls.
The Credit Risk department is responsible for setting the credit risk strategy for ING and aims to ensure credit risk and credit restructuring are managed from an overarching point of view rather than per business line. Furthermore, the Credit Risk Control Unit is responsible for the oversight and control of rating systems.
While the Credit Risk department has oversight of the Group credit risk strategy and risk appetite across
Retail Banking risk and Wholesale Banking risk, the head of Retail/Rest of World (RoW) Risk and head of
Wholesale Banking Risk aim to ensure the management of the risk within these business lines. Also refer to the Risk governance and organisational structure in the introductory section of 'Risk management'.
The Credit Risk function encompasses the following activities:
•Providing consistent credit risk policies, systems and tools to manage the credit lifecycle of all activities;
•Measuring, monitoring and managing credit risks in the bank’s portfolio, including evaluation of scenario and stress test results;
•Challenging and approving new and modified transactions and borrower reviews, including involvement in the process of assigning risk ratings to indicate a clients's creditworthiness;
•Managing the levels of provisioning and risk costs, and advising on impairments.
Credit risk categories (*)
In the following table the different types of credit risk categories are described and a reconciliation with the notes in the financial statements is also included:

Reconciliation between credit risk categories and financial position (*)
Credit risk categories	Notes in the financial statements
Lending risk: is the risk that the client (counterparty, corporate or individual) does not pay the principal interest or fees on a loan when they are due, or on demand for letters of credit (LCs) and guarantees provided by ING.	Note	2	Cash and balances with central banks
	Note	3	Loans and advances to banks
	Note	4	Financial assets at fair value through profit or loss
	Note	5	Financial assets at fair value through other comprehensive income
	Note	7	Loans and advances to customers
	Note	41	Contingent liabilities and commitments
Investment risk: is the credit default and risk rating migration risk that is associated with ING’s investments in bonds, commercial paper, equities, securitisations and other similar publicly traded securities. This can be viewed as the potential loss that ING may incur from holding a position in underlying securities whose issuer's credit quality deteriorates or defaults.	Note	4	Financial assets at fair value through profit or loss
	Note	5	Financial assets at fair value through other comprehensive income
	Note	6	Debt securities
Money market risk: arises when ING places short-term deposits with a counterparty in order to manage excess liquidity. In the event of a counterparty default, ING may lose the deposit placed.	Note	2	Cash and balances with central banks
	Note	3	Loans and advances to banks
	Note	7	Loans and advances to customers
Pre-settlement risk: arises when a client defaults on a transaction before settlement and ING must replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. This credit risk category is associated with derivatives transactions (exchange-traded derivatives, over- the-counter (OTC) derivatives and securities financing transactions).	Note	4	Financial assets at fair value through profit or loss
	Note	14	Financial liabilities at fair value through profit or loss
	Note	40	Offsetting financial assets and liabilities
Settlement risk: arises when there is an exchange of value (funds or instruments) and receipt from its counterparty is not verified or expected until after ING has given irrevocable instructions to pay or has paid or delivered its side of the trade. The risk is that ING delivers but does not receive delivery from its counterparty.	Note	4	Financial assets at fair value through profit or loss
	Note	11	Other assets
	Note	14	Financial liabilities at fair value through profit or loss
	Note	16	Other liabilities

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 165
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
•Clarity about the credit risks that ING is prepared to assume, target setting and prudent risk management. Credit risk appetite is used as an input for Lending guidances which are made by sector and/or location;
•Consistent communication to different stakeholders;
•Guidelines on how to align reporting and monitoring tools with the organisational structure and strategy;
•Alignment of business strategies and key performance indicators of business units with ING’s credit risk appetite through dynamic planning.
The credit risk appetite is set at different levels and dimensions within ING. The credit risk appetite framework specifies the scope and focus of the credit risk which ING takes and the composition of the credit portfolio, including its concentration and diversification objectives in relation to business lines, locations, sectors and products. The credit risk appetite framework has also been extended to embed climate risk elements. The first steps towards introducing climate risk elements in the credit risk appetite framework were taken in 2022 and these have further evolved and matured in 2023. The climate risk elements within the credit risk appetite framework allow for more efficient steering of sector concentrations from a climate risk perspective.
The credit concentration risk framework is composed of:
•Country risk concentration: Country risk is the risk that arises due to events in a specific country (or group of countries). To manage the maximum country loss ING is willing to accept, boundaries are approved by the SB. The estimated level is correlated to the risk rating assigned to a given country. Actual country limits are set by means of country instruments, which are monitored monthly and updated, when needed. For countries with elevated levels of geopolitical or severe economic cycle risk, monitoring is performed on a more frequent basis with strict pipeline and exposure management.
•Single name and secondary risk concentration: ING has an established credit concentration risk framework to identify, measure and monitor single name concentration including secondary risk. The same concept of boundaries and instruments is applicable.
•Sector and product concentration risk are managed via the credit risk appetite framework.
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
•Hybrid models are statistical models supplemented with knowledge and experience of experts from risk management and front-office staff, literature from rating agencies, supervisors and academics. These models are only used for ‘low default portfolios’, where limited historical defaults exist.
Credit risk rating process (*)
The majority of risk ratings are based on a risk rating (PD) model that complies with the minimum requirements detailed in CRR/CRDIV, ECB Supervisory Rules and European Banking Authority (EBA)
guidelines. This concerns all borrower types and segments.
ING’s PD rating models are based on a 1-22 internal risk rating scale (1 = highest rating; 22 = lowest rating)
referred to as the ‘master scale’, which roughly corresponds to the rating grades that are assigned by external rating agencies, such as Standard & Poor’s, Moody’s and Fitch. For example, an ING rating of 1 corresponds to an S&P/Fitch rating of AAA and a Moody’s rating of Aaa; an ING rating of 2 corresponds to an
S&P/Fitch rating of AA+ and a Moody’s rating of Aa1, and so on.
The 22 internal risk rating grades are composed of the following categories:
•Investment grade (risk rating 1-10);
•Non-investment grade (risk rating 11-17);
•Performing Restructuring (risk rating 18-19);
•Non-performing (risk rating 20-22).
The first three categories (1-19) are risk ratings for performing loans. Ratings are calculated in IT systems with internally developed models, based on manually or automatically fed data, or for part of the non-
performing loans set by the global or regional credit restructuring department. Under certain conditions, the outcome of a manually fed model can be challenged through a rating appeal process. For securitisation portfolios, the external ratings of the tranche in which ING has invested are leading indicators.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 166
Risk ratings assigned to clients are reviewed at least annually, with the performance of the underlying models monitored regularly. Some of these models are global in nature, such as those for large corporates, commercial banks, insurance companies, central governments, funds, fund managers, project finance and leveraged companies. Other models are more regional or country-specific: there are PD models for small and medium enterprises (SMEs) in the Netherlands, Belgium, Poland as well as residential mortgage and consumer loan models in the various retail markets.
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
In line with evolving regulatory expectations on models and emerging industry practices ING has embarked a multi-year redevelopment process of its credit risk models. This is also in line with ING’s model governance to ensure continuous improvement of models.
Credit risk systems
Credit risk tools and data standards
The acceptance, maintenance, measurement, management and reporting of credit risks at all levels of ING are executed through single, common credit risk data standards using shared credit risk tools that support standardised and transparent credit risk practices. ING has chosen to develop credit risk tools centrally with the philosophy of using a single source of data in an integrated way. This includes applying a combination of the ING policy, the regulatory environment in which we operate and the daily processes that are active throughout the Group. Disciplined application in these three areas is essential for achieving high data quality standards.
The credit risk control unit (CRCU), which is part of the Credit Risk department, manages the CRCU control framework offering quality assurance on the regulatory areas of responsibility: the oversight and control of rating systems. This framework leans on control execution in other teams such as model development in
Integrated Risk where the combination of these different teams is considered for the CRCU self-assessment.
Credit risk portfolio (*)
ING’s credit exposure is mainly related to lending to individuals (also referred to as consumer lending, all
Retail) and businesses (referred to as business lending, both in Retail and Wholesale) followed by investments in bonds and securitised assets, and money market (Wholesale). Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees issued) to businesses are often collateralised, but may be unsecured based on the internal analysis of the borrower’s creditworthiness. Bonds in the investment portfolio are generally unsecured, but predominantly consist of bonds issued by central governments and EU and/or OECD-based financial institutions. Secured bonds, such as mortgage-backed securities and asset-backed securities are secured by the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets) held by the securities issuer. For money market, exposure is mainly deposits to central banks. The last major credit risk source involves pre-
settlement exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing transactions. This is also commonly referred to as counterparty credit risk.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 167
Portfolio analysis per business line (*)

Outstandings per line of business (*)[1,2,3]
in € million		Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Corporate Line		Total
Rating class		2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Investment grade	1 (AAA)	52,665	89,686	310	324	34,373	32,492	2,284	2,529	89,631	125,032
	2-4 (AA)	67,034	49,320	7,089	7,871	52,566	40,498	6	12	126,694	97,701
	5-7 (A)	95,320	79,292	44,026	45,471	88,051	61,422	147	320	227,543	186,504
	8-10 (BBB)	123,081	129,709	118,340	117,172	27,955	56,046	2,357	2,833	271,733	305,760
Non-Investment grade	11-13 (BB)	57,348	56,409	57,652	55,945	36,756	46,657		4	151,756	159,016
	14-16 (B)	12,234	13,693	16,872	14,224	12,459	11,662			41,565	39,579
	17 (CCC)	1,122	1,858	2,129	2,021	985	1,014	392	299	4,628	5,192
Performing Restructuring loans	18 (CC)	2,523	3,564	1,363	1,304	594	519			4,481	5,386
	19 (C)	535	731	876	962	437	490			1,848	2,183
Non-performing loans	20-22 (D)	4,051	4,354	4,586	4,762	3,036	2,592			11,673	11,708
Total		415,914	428,616	253,241	250,056	257,211	253,391	5,186	5,997	931,552	938,061

Industry
Private Individuals		2,330	32	165,447	163,243	193,610	191,556			361,387	354,831
Central Banks		70,139	80,006			21,740	23,541	2,269	1,495	94,147	105,043
Natural Resources		40,511	44,695	1,259	1,160	624	694			42,394	46,549
Real Estate		24,904	26,426	23,675	22,648	2,936	3,439			51,515	52,513
Commercial Banks		37,342	42,036	177	194	6,006	5,721	2,515	2,911	46,040	50,862
Non-Bank Financial Institutions		55,313	54,274	1,400	1,379	890	504	286	438	57,889	56,594
Central Governments		45,316	41,622	2,124	2,880	5,180	3,838	1	1,016	52,621	49,356
Transportation & Logistics		27,106	25,474	4,105	4,038	1,679	1,471			32,890	30,982
Utilities		23,324	22,683	2,024	1,865	160	150			25,509	24,698
Food, Beverages & Personal Care		13,503	13,681	7,307	7,356	2,576	2,585			23,386	23,623
Services		9,128	9,926	11,596	11,606	1,276	981	24	33	22,023	22,546
General Industries		12,039	11,731	5,680	5,753	3,406	3,381			21,126	20,865
Lower Public Administration		6,211	6,020	6,885	5,921	10,608	9,725			23,704	21,666
Other		48,748	50,009	21,563	22,014	6,519	5,805	92	104	76,922	77,932
Total		415,914	428,616	253,241	250,056	257,211	253,391	5,186	5,997	931,552	938,061

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 168

Outstandings per line of business (*) - continued[1,2,3]
	in € million	Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Corporate Line		Total
	Region	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Europe	Netherlands	54,938	61,143	155,792	154,253	390	254	2,366	2,898	213,486	218,548
	Belgium	24,171	27,144	90,450	88,767	1,294	669	7		115,921	116,580
	Germany	26,152	24,441	478	463	128,407	127,764	31	63	155,067	152,730
	Poland	20,346	16,350	9	49	28,962	26,831			49,317	43,229
	Spain	11,047	10,491	109	71	27,049	25,649	35	25	38,240	36,237
	United Kingdom	28,587	27,735	150	152	125	185	112	107	28,974	28,179
	Luxembourg	23,805	26,113	4,880	4,953	677	639		15	29,363	31,720
	France	21,528	18,484	698	643	2,410	4,448	14	1	24,650	23,576
	Rest of Europe	65,157	77,814	367	400	20,001	18,750	32	24	85,558	96,989
	America	78,851	80,444	201	190	1,841	1,795	222	358	81,114	82,786
	Asia	49,851	46,291	69	73	90	121	2,365	2,504	52,374	48,989
	Australia	9,409	9,817	14	16	45,963	46,281	2	2	55,389	56,116
	Africa	2,071	2,348	24	28	2	5			2,098	2,381
	Total	415,914	428,616	253,241	250,056	257,211	253,391	5,186	5,997	931,552	938,061
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
Overall portfolio (*)
During 2023, ING’s portfolio size decreased by €6.5 billion (0.69%) to €931.6 billion outstanding. Foreign exchange rate changes had a negative impact on the portfolio growth, mainly in WB, decreasing total outstanding by €4.6 billion, driven by the depreciation of the US dollar (-3.8%) against the euro, Australian dollar (-3.4%) and Turkish lira (-42.1%), partly compensated by the Polish zloty (+6.8%).
Rating distribution (*)
Overall, the rating class distribution remained stable in 2023. The share of investment grade rating classes increased from 76.2% to 76.8%, while the share of non-investment grade decreased from 21.7% to 21.2%.
Performing restructuring outstandings decreased from 0.8% to 0.7% of the total portfolio, whereas non-
performing loans increased from 1.2% to 1.3%. The decrease in AAA and the increase in AA was mainly due to lower Central banks/Central Governments exposure in AAA-rated countries, partly driven by the downgrade of the USA to AA rating.
With respect to the rating distribution within the business lines, in WB, investment grade remained at 81.2%, where non-investment grade exposures increased to 17.1% (from 16.8%) compared to 2022. Performing
Restructuring assets decreased from 1.0% to 0.7% of total Wholesale Banking assets. The share of non-
performing loans for WB remained stable at 1.0%.
The non-investment grade portfolio of Retail Benelux increased from 28.9% to 30.3% of the portfolio, which is explained primarily by rating migration in mortgages in Belgium. Performing restructuring remained flat at 0.9% whereas NPL improved to 1.8% (from 1.9%) in 2023.
In Retail Challengers & Growth Markets, the distribution across rating classes remained stable in 2023.
Overall share of investment grade increased from 75.2% to 78.9%. NPL increased to 1.2% (from 1.0%).
Industry (*)
The industry breakdown is presented in accordance with the NAICS definition. Total volume decreased in
2023 from  €938.1 billion to €931.6 billion (-0.7%), mainly witnessed in Netherlands (-2.3%) and in
Luxembourg (-7.4%) due to a decrease in outstanding at Central Banks. The largest part of our book in terms of outstandings is in private individuals with 38.8% (2022: 37.8%). Private individuals accounted for 67%
outstanding in Germany, 67% in Spain, 66% Australia and 55% in the Netherlands. The increase in WB

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 169
Private individuals is following the discontinuation of Retail Banking France which led to the transfer of the
Retail individuals portfolio from Retail Banking to Wholesale Banking.
Looking at sectors in the Business Lending portfolio, the most notable decrease in outstanding, next to
Central Banks, was in Natural Resources (-€4.2 billion).

Outstandings by economic sectors and geographical area (*) [1]
in € million	Region													Total
Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	Luxembourg	France	Rest of Europe	America	Asia	Australia	Africa	2023
Private Individuals	116,530	44,637	103,151	14,860	25,452	128	3,347	2,472	14,179	149	121	36,340	20	361,387
Central Banks	31,017	9,756	18,945	2,530	489	4,335	4,853		6,166		13,668	2,379	9	94,147
Natural Resources	2,623	1,346	1,017	685	129	3,789	2,511	429	10,608	8,237	9,785	941	295	42,394
Real Estate	16,907	10,986	1,111	2,184	1,551	420	3,563	2,901	3,492	3,323	1,367	3,709		51,515
Commercial Banks	1,217	404	4,050	601	353	4,488	5,070	4,155	6,757	9,833	8,182	719	210	46,040
Non-Bank Financial Institutions	2,573	1,457	5,710	2,532	652	6,837	4,631	4,274	4,269	20,118	3,884	950		57,889
Central Governments	1,620	9,046	699	8,614	5,491	41	79	2,255	9,384	13,752	520	526	593	52,621
Transportation & Logistics	3,860	2,198	1,277	1,598	658	2,113	596	784	8,177	3,511	7,044	456	618	32,890
Utilities	2,419	1,634	3,516	792	912	2,723	480	619	4,469	4,424	1,306	2,041	173	25,509
Food, Beverages & Personal Care	7,138	3,127	550	2,242	490	540	1,505	1,250	2,455	2,652	1,140	281	18	23,386
Services	5,073	8,463	1,725	1,325	71	745	502	380	1,052	1,576	469	642		22,023
General Industries	5,746	2,604	1,193	2,827	333	199	649	287	3,661	2,848	761	18		21,126
Lower Public Administration	253	6,607	5,349	669	350		249	3,488	356	1,550	7	4,826		23,704
Other	16,510	13,657	6,774	7,858	1,309	2,615	1,326	1,356	10,532	9,141	4,120	1,562	163	76,922
Total	213,486	115,921	155,067	49,317	38,240	28,974	29,363	24,650	85,558	81,114	52,374	55,389	2,098	931,552

Rating class
Investment grade	170,067	71,730	136,675	31,772	29,583	24,299	24,083	18,692	56,404	63,652	44,481	44,139	24	715,602
Non-Investment grade	40,399	40,236	16,929	15,785	8,134	4,508	5,013	5,713	25,967	16,003	6,770	10,715	1,776	197,949
Performing restructuring	1,433	799	349	830	230	2	105	122	1,983	245	72	132	26	6,327
NPL grade	1,587	3,156	1,114	929	293	165	162	124	1,205	1,213	1,051	403	272	11,673
Total	213,486	115,921	155,067	49,317	38,240	28,974	29,363	24,650	85,558	81,114	52,374	55,389	2,098	931,552
1 Geographical areas are based on country of residence, except for private individuals for which the geographical areas are based on the primary country of risk.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 170

Outstandings by economic sectors and geographical area (*) [1]
in € million	Region													Total
Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	Luxembourg	France	Rest of Europe	America	Asia	Australia	Africa	2022
Private Individuals	114,625	44,193	101,529	13,767	24,865	138	3,486	2,731	13,654	161	131	35,528	24	354,831
Central Banks	35,202	14,338	21,041	1,060	347	427	6,820	35	18,092		4,962	2,695	24	105,043
Natural Resources	3,084	1,356	809	746	169	4,442	2,764	470	12,154	8,771	10,398	1,028	361	46,549
Real Estate	17,586	10,112	1,388	2,374	1,391	413	3,797	3,155	3,378	3,474	1,180	4,263	2	52,513
Commercial Banks	1,358	265	3,974	551	402	4,933	4,480	4,371	6,368	9,945	12,041	1,765	409	50,862
Non-Bank Financial Institutions	2,710	1,041	5,054	2,299	99	8,229	4,489	3,220	4,495	19,971	4,091	896		56,594
Central Governments	3,342	7,716	1,179	6,578	4,578	46	175	1,797	8,444	13,979	333	636	551	49,356
Transportation & Logistics	3,967	2,183	608	1,300	690	1,787	583	733	7,808	3,378	6,806	531	608	30,982
Utilities	1,551	1,630	2,814	679	1,227	2,953	572	980	4,302	4,347	1,545	1,897	200	24,698
Food, Beverages & Personal Care	7,249	3,002	573	2,334	475	739	1,667	469	2,668	3,245	942	248	13	23,623
Services	4,819	8,816	1,254	1,101	67	685	808	1,066	1,120	1,821	357	632		22,546
General Industries	5,430	2,689	1,007	2,849	311	330	604	245	3,152	2,926	1,311	9		20,865
Lower Public Administration	272	5,638	5,197	644	200		313	3,126	402	1,310		4,564		21,666
Other	17,353	13,602	6,302	6,946	1,416	3,058	1,164	1,179	10,952	9,457	4,891	1,424	188	77,932
Total	218,548	116,580	152,730	43,229	36,237	28,179	31,720	23,576	96,989	82,786	48,989	56,116	2,381	938,061

Rating class
Investment grade	174,971	76,244	130,285	27,501	28,556	23,160	26,053	17,545	64,884	64,206	39,903	41,476	213	714,997
Non-Investment grade	40,325	36,036	20,967	14,596	7,330	4,634	5,442	5,814	27,617	17,615	7,638	13,914	1,858	203,786
Performing restructuring	1,508	984	579	422	105	41	80	16	2,903	311	124	257	239	7,569
Non-performing loans	1,743	3,316	899	710	246	344	145	201	1,584	654	1,325	470	72	11,708
Total	218,548	116,580	152,730	43,229	36,237	28,179	31,720	23,576	96,989	82,786	48,989	56,116	2,381	938,061
1 Geographical areas are based on country of residence, except for private individuals for which the geographical areas are based on the primary country of risk.
Portfolio analysis per geographical area (*)
The portfolio analysis per geographical area re-emphasises the international distribution of ING’s credit portfolio. The share of the Netherlands in the overall portfolio (ex-Central Banks) reduced to 21.8% (2022:
22.0%).
The most noticeable trend in the Netherlands was the decrease in exposure with central banks (-€4.2 billion). Outstandings to private individuals are at 63.9% (2022: 62.5%) of total outstandings (excl. Central
Banks). In Belgium, no substantial changes were observed in the portfolio.
In terms of rating distribution in individual countries, the total share of investment grade/non-investment grade remains substantial for the Netherlands at 98.6% (2022: 98.5%) and in Belgium 96.6% (2022: 96.3%).
Performing restructuring grade assets remained flat in the Netherlands at 0.7%, whereas Belgium decreased from 0.8% to 0.7%. The NPL share decreased in 2023, from 0.8% to 0.7% in the Netherlands, and from 2.8% to 2.7% in Belgium.
In Challengers & Growth Markets, ING has a sizeable residential mortgages portfolio in Germany, Australia,
Spain and Poland.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 171
The top five countries within Rest of Europe based on outstandings were: Italy (€18.7 billion), Romania
(€11.5 billion), Switzerland (€11.2 billion), Türkiye (€7.2 billion) and Ireland (€4.7 billion).
In Europe, outside the Benelux, rating distribution in most countries remained stable. The most noticeable changes in rating distribution were observed in Rest of Europe, where the development of the Russian portfolio caused a decrease into Performing Restructuring from 3.0% to 2.3%. Note the paragraph on
Russian exposures in section 'Risk management at ING Group'. Apart from Russia, noticeable changes occurred in the UK, where NPL decreased from 1.2% to 0.6%.
In terms of rating distribution for the Americas region, an increase in NPL is observed to 1.5% (from 0.8%), whereas in Asia, NPL decreased from 2.7% to 2.0%. In Africa, NPL increased from 3.0% to 13.0%, driven by one well-covered file.
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
Cover valuation methodology (*)
General guidelines for cover valuation are established with the objective of ensuring consistent application within ING. These also require that the value of the cover is monitored on a regular basis. Covers are revalued periodically and whenever there is reason to believe that the market is subject to significant changes in conditions. The frequency of monitoring and revaluation depends on the type of cover.
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
Where collateral values are used in the calculation of stage 3 individual loan loss provisions, haircuts may be applied to the valuation in specific circumstances, to sufficiently include all relevant factors impacting future cash flows. ING applies haircuts to the collateral values of real estate, shipping and aviation assets that are used in the calculation of the loss-given-default in recovery scenarios. The haircut reflects the risks of adverse price developments between the moment of valuation of an asset and the actual settlement/cash receipt.
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
The cover values are presented for the total portfolio of ING, both the performing and non-performing portfolio. Our definition of non-performing is explained in detail in ‘Credit restructuring’ (below).
The next table gives an overview of the collateralisation of the ING’s total portfolio.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 172

Cover values including guarantees received (*)
in € million		Cover type and value				Collateralisation
2023	Outstandings	Mortgages	Financial Collateral	Guarantees	Other covers	No Cover	Partially covered	Fully covered
Consumer lending	360,124	804,994	22,401	25,269	29,070	6.2%	2.0%	91.8%
Business lending	363,826	162,491	26,333	115,944	428,531	35.2%	22.5%	42.3%
Investment and money market	158,506			1,040	549	99.0%	0.6%	0.4%
Total lending, investment and money market	882,455	967,485	48,735	142,252	458,149	34.8%	10.2%	55.0%
of which NPL	11,653	8,880	1,609	3,204	9,241	25.7%	26.9%	47.4%
Pre-settlement	49,096
Total Group	931,552

Cover values including guarantees received (*)
in € million		Cover type and value				Collateralisation
2022	Outstandings	Mortgages	Financial Collateral	Guarantees	Other covers	No Cover	Partially covered	Fully covered
Consumer lending	353,323	700,961	5,626	24,231	42,817	6.2%	7.6%	86.2%
Business lending	379,405	167,122	29,501	118,294	438,864	37.5%	22.3%	40.2%
Investment and money market	141,432		5	1,213	2	99.1%	0.6%	0.3%
Total lending, investment and money market	874,160	868,083	35,132	143,738	481,683	34.8%	12.9%	52.3%
of which NPL	11,637	7,738	1,007	3,648	3,045	25.2%	25.7%	49.2%
Pre-settlement	63,901
Total	938,061
Excluding the pre-settlement portfolio, 55.0% (2022: 52.3%) of ING’s outstandings were fully collateralised in
2023. Since investments traditionally do not require covers, the percentage for ‘no covers’ in this portfolio is above 95%. However, 99% of the investment outstanding is investment grade. Improved economic conditions in ING’s main markets contributed to improved collateral valuations, observed in consumer lending.
Consumer lending portfolio (*)
The consumer lending portfolio accounts for 38.7% (2022: 37.7%) of ING’s total outstanding, primarily consisting of residential mortgage loans and other consumer lending loans. As a result, most collateral consists of mortgages. Mortgage values are collected in an internal central database and in most cases external data is used to index the market value. A significant part of ING’s residential mortgage portfolio is in the Netherlands (34.8%), Germany (28.0%), Belgium including Luxembourg (13.3%) and Australia (10.9%).
Note that the large increase in Financial Collateral and decrease in Other covers is related to a reclassification of certain cover types.
Business lending portfolio (*)
Business lending accounts for 39.1% (2022: 40.4%) of ING’s total outstanding. Business lending presented in this section does not include pre-settlement, investment and money market exposures.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 173
Credit quality (*)

Credit risk ratings
	Regular	Watch List	Restructuring [1]	Non-performing [1]
Possible ratings	1–19	1–19	11–20	20-22
Typical ratings	1–14	15–17	18–20	20-22
Deterioration in risk	Not significant	Significant	Significant	Significant
Significant intervention	Not required	Not required	Required	Required
Account ownership	Front office	Front office	Front office	Front office
Credit Risk Management	Regular	Regular	Credit Restructuring	Credit Restructuring
Primary manager	Front office	Front office	Credit restructuring	Credit restructuring
Accounting provisioning	Stage 1/2	Stage 2	Stage 2/3	Stage 3
1 Restructuring can be performing and non-performing; reference is made to the Credit restructuring section.

Credit quality outstandings (*)
in € million	2023	2022
Performing not past due	795,942	799,990
Business lending performing past due	8,825	7,659
Consumer lending performing past due	846	780
Non-performing	11,653	11,691
Total lending and investment	817,266	820,120
Money market	65,189	54,039
Pre-settlement	49,096	63,901
Total	931,552	938,061
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
If the issues cannot be cured, for example because the customer is unable or unwilling to pay, the contract is sent to the recovery unit. The facility is downgraded to risk rating 20 (non-performing) when the facility or obligor – depending on the level at which the non-performing status is applied – is more than 90 days past due and to risk rating 21 or 22 in case of an exit scenario.
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
•The borrower (or third party) has started insolvency proceedings;
•A group company/co-borrower has NPL status;
•Indication of fraud (affecting the company’s ability to service its debt);
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
•The obligor has failed in the payment of principal, interest or fees, the total past due amount is above the materiality threshold and this remains the case for more than 90 consecutive days.
Further, WB has an individual name approach, using early warning indicators to signal possible future issues in debt service.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 174

Ageing analysis (past due but performing): Consumer lending portfolio by geographic area, outstandings (*)
	in € million	2023				2022
	Region	Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Total	Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Total
Europe	Belgium	223	43	29	295	294	27	18	339
	Germany	89	40	18	147	68	34	13	116
	Poland	76	8	5	89	59	8	4	71
	Netherlands	67	24	6	97	36	10	5	51
	Luxembourg	21	2	2	25	43	4	2	48
	Spain	19	13	6	38	13	9	5	27
	Rest of Europe	64	19	12	94	62	16	8	86
	America	1			1	1			1
	Asia				1
	Australia	43	15	1	59	29	11	2	42
	Total	602	164	79	846	604	119	57	780
The past due but performing consumer lending outstanding increased by €66 million, mainly due to increase in 31-60 (+€45 million) and 61-90 (+€22 million). The largest increase was observed in the
Netherlands (+€47 million) and Germany (+€31 million) mainly in the 1-30-day bucket; the largest decrease was seen in Belgium (-€44 million) driven by the decrease in the 1-30 bucket.

Ageing analysis (past due but performing): Business lending portfolio by geographic area, outstandings (*)
	in € million	2023				2022
	Region	Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Total	Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Past due for >90 days	Total
Europe	Belgium	929	98	11	1,037	579	49	10		639
	United Kingdom	623	659	128	1,410	1,147	77	512		1,736
	Luxembourg	577	8	11	596	302	1			303
	Netherlands	509	10	12	531	730	30	15		775
	Poland	346	26	10	383	279	35	14		329
	France	58	132		190	83	6			90
	Germany	131	110	1	242	44	16			60
	Rest of Europe	972	2	2	977	474	239	1	1	715
	America	2,508	101	41	2,650	1,901	67	19		1,986
	Asia	284		22	306	553	48			601
	Australia	501	1		502	359	61	4	2	426
	Total	7,437	1,148	240	8,825	6,452	629	575	4	7,659
Total past due but performing outstanding of business lending increased by €1.2 billion. Increase is observed in the 1-30 days (€1.0 billion) past due bucket and in the 31-60 days (€0.5 billion), partly offset by a decrease in the 61–90 days past due bucket (-€336 million), driven by the United Kingdom (-€383 million).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 175
Credit restructuring (*)
Global Credit Restructuring (GCR) is the dedicated and independent department that deals with non-
performing loans and loans that hold a reasonable probability that ING will end up with a loss, if no specific action is taken. GCR handles accounts or portfolios requiring an active approach, which may include renegotiation of terms and conditions and business or financial restructuring. The loans are managed by
GCR or by units in the various regions and business units. ING uses three distinct statuses to categorise the management of clients with (perceived) deteriorating credit risk profiles, i.e. there is increasing doubt as to the performance and the collectability of the client’s contractual obligations:
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
All exposures are eligible for forbearance measures, i.e. both performing (risk ratings 1-19) and non-
performing (risk ratings 20-22) exposures. ING uses specific criteria to move forborne exposures from non-
performing to performing or to remove the forbearance statuses that are consistent with the corresponding
European Banking Authority (EBA) standards. An exposure is reported as forborne for a minimum of two years. An additional one-year probation period is applied to forborne exposures that move from non-
performing back to performing.

Summary Forborne portfolio (*)
in € million	2023				2022
Business line	Outstandin gs	Of which: performi ng	Of which: non- performing	% of total portfolio	Outstandin gs	Of which: performi ng	Of which: non- performing	% of total portfolio
Wholesale Banking	6,063	3,919	2,144	1.8%	8,359	5,880	2,478	2.7%
Retail Banking	7,026	4,128	2,898	1.4%	8,080	4,973	3,107	1.6%
Total	13,089	8,047	5,042	1.5%	16,438	10,853	5,585	2.0%

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 176

Summary Forborne portfolio by forbearance type (*)
in € million	2023				2022
Forbearance type	Outstandin gs	Of which: performi ng	Of which: non- performing	% of total portfolio	Outstandin gs	Of which: performi ng	Of which: non- performing	% of total portfolio
Loan modification	11,881	7,550	4,331	1.4%	15,317	10,428	4,889	1.9%
Refinancing	1,208	497	711	0.1%	1,121	426	695	0.1%
Total	13,089	8,047	5,042	1.5%	16,438	10,853	5,585	2.0%
As of 31 December 2023, ING’s total forborne assets decreased by €3.3 billion compared to 31 December
2022. WB decreased by €2.3 billion and Retail Banking decreased by €1.1 billion. The decreases are mainly caused by passing the two-year probation period following the Covid-19 pandemic.
Wholesale Banking (*)
As of December 2023, WB forborne assets amounted to €6.1 billion (2022: €8.4 billion), which represented
1.8% (2022: 2.7%) of the total WB portfolio.

Wholesale Banking: Forborne portfolio by geographical area (*)
	in € million	2023			2022
	Region	Outstandings	Of which: performing	Of which: non-	Outstandings	Of which: performing	Of which: non-
				performing			performing
Europe	Netherlands	361	301	60	720	630	90
	Belgium	454	446	8	659	651	8
	Germany	288	148	139	580	466	115
	United Kingdom	583	425	158	1,044	721	323
	Italy	54	19	34	205	157	48
	Norway	6	0	6	33	0	33
	Poland	520	519	0	203	189	14
	Rest of Europe	1,421	1,142	279	2,176	1,749	427
	America	1,025	532	493	1,353	1,032	321
	Asia	1,198	277	921	1,107	143	964
	Australia	87	87	0	217	132	85
	Africa	68	23	45	61	10	51
	Total	6,063	3,919	2,144	8,359	5,880	2,478

Wholesale Banking: Forborne portfolio by economic sector (*)
in € million	2023			2022
Industry	Outstandings	Of which: performing	Of which: non- performing	Outstandings	Of which: performing	Of which: non- performing
Natural Resources	788	321	467	1,239	603	636
Real Estate	1,320	1,254	66	2,000	1,917	84
Transportation & Logistics	315	175	139	1,073	868	205
Food, Beverages & Personal Care	866	465	401	1,082	543	539
Services	284	254	30	697	665	32
Automotive	138	98	40	172	125	46
Utilities	510	255	255	469	255	214
General Industries	145	74	71	255	176	80
Retail	282	104	178	302	227	76
Chemicals, Health & Pharmaceuticals	571	559	11	191	168	23
Builders & Contractors	133	72	61	168	94	74
Other	712	287	425	710	240	469
Total	6,063	3,919	2,144	8,359	5,880	2,478

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 177
The main concentration of forborne assets in a single country was in United States with 13.6% (2022:
11.5%) of the total WB forborne assets.
WB forborne assets decreased by €2.3 billion compared to 2022, also driven by passing the two-year probation period following the Covid-19 pandemic. Decrease is mainly visible in the performing forborne assets (-€2.0 billion), mainly in the industries Transportation & Logistics, Real Estate and Services. The
decrease was partial offset by an increase for Chemicals, Health and Pharmaceuticals, driven by a few large individual clients.
WB's forborne assets are mainly concentrated in Real Estate, Food Beverages & Personal Care, Natural
Resources, Chemicals, Health & Pharmaceuticals, and Utilities.These five economic sectors accounted for
67% of the total WB forborne outstandings
Retail Banking (*)
As of the end of December 2023, Retail Banking forborne assets totalled €7.0 billion, which represented 1.4%
of the total Retail Banking portfolio. The majority of forborne exposures were in private individuals with
50.5%.

Retail Banking: Forborne portfolio by geographical area (*)
	in € million	2023			2022
	Region	Outstandings	Of which: performing	Of which: non-	Outstandings	Of which: performing	Of which: non-
				performing			performing
Europe	Netherlands	1,483	981	502	2,832	2,043	789
	Belgium	2,153	838	1,315	2,644	1,331	1,314
	Germany	1,309	1,064	246	804	610	194
	Poland	852	522	330	588	309	279
	Türkiye	25	15	10	64	31	32
	Italy	123	51	71	131	52	79
	Romania	135	49	86	124	53	71
	Spain	138	118	21	35	15	20
	Rest of Europe	88	58	30	73	48	25
	America	21	20		13	12
	Asia	2	1	1	3	1	1
	Australia	697	411	286	768	467	302
	Africa				1
	Total	7,026	4,128	2,898	8,080	4,973	3,107
The main concentration of forborne assets in a single country was in Belgium with 30.6% (2022: 32.7%) of total Retail Banking forborne assets and 45.4% (2022: 42.3%) of the non-performing forborne assets. Next to that, Netherlands had 21.1% (2022: 35.0%) of the total Retail forborne assets and Germany 18.6%
(2022:10.0%). The increase in Germany is driven by mortgages, where clients that choose for a repayment percentage below a certain threshold, though contractually allowed, are conservatively considered forborn.
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
The table below represents the breakdown by industry of credit risk outstandings that have been classified as non-performing.

Non-performing Loans: outstandings by economic sector and business lines (*)[1]
in € million	Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Total
Industry	2023	2022	2023	2022	2023	2022	2023	2022
Private Individuals	4		2,210	2,174	2,206	1,954	4,419	4,129
Natural Resources	669	1,369	60	34	25	17	754	1,421
Food, Beverages & Personal Care	565	672	363	438	157	122	1,085	1,233
Transportation & Logistics	437	367	69	165	65	51	572	583
Services	101	119	415	448	66	61	582	628
Real Estate	592	172	398	486	64	54	1,053	712
General Industries	111	114	270	268	115	100	497	482
Builders & Contractors	124	139	291	244	162	110	577	493
Retail	207	98	121	107	67	39	395	244
Utilities	331	387	12	7	6	7	348	401
Chemicals, Health & Pharmaceuticals	101	175	97	115	35	20	233	310
Telecom	378	288	9	12	3	3	390	303
Other	412	440	270	260	66	52	748	753
Total	4,034	4,340	4,583	4,759	3,036	2,592	11,653	11,691
1 Based on lending and investment outstandings.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 178

Non-performing Loans: outstandings by economic sectors and geographical area (*)
in € million	Region													Total
Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	France	Luxembourg	Rest of Europe	America	Asia	Australia	Africa	2023
Private Individuals	609	1,535	885	225	235	3	8	45	489	2	2	380	1	4,419
Natural Resources	30	60	1	23				55	164	31	369		20	754
Food, Beverages & Personal Care	281	157	1	131		139	7		158	82	128			1,085
Transportation & Logistics	110	50	2	51	47	20		1	168	49	1	2	72	572
Services	121	342	2	55	2		3	8	13	37				582
Real Estate	40	297	53	55	9		36	16	7	519		21		1,053
General Industries	145	127	49	99			2	7	24	42				497
Builders & Contractors	113	181	2	135				22	91	32				577
Retail	51	82	36	52			2		14	149	7			395
Utilities	14	5		21					18	153	138			348
Chemicals, Health & Pharmaceuticals	31	77	13	25			64		11	12				233
Telecom	12	1	28	3					13	56	277			390
Other	28	239	42	55		2	1	6	23	46	128		179	748
Total	1,586	3,153	1,114	929	293	165	124	162	1,193	1,210	1,050	403	272	11,653

Non-performing Loans: outstandings by economic sectors and geographical area (*)
in € million	Region													Total
Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	France	Luxembourg	Rest of Europe	America	Asia	Australia	Africa	2022
Private Individuals	574	1,538	739	185	194	4	11	36	470	3	4	370	1	4,129
Natural Resources	57	33		14				53	432	77	649	85	21	1,421
Food, Beverages & Personal Care	310	179	24	109		173	7		228	77	126			1,233
Transportation & Logistics	232	58	1	36	47	20		2	154	24	7	1		583
Services	136	375	2	43	5		3	2	21	40				628
Real Estate	89	376		54		84	25	19	7	47		11		712
General Industries	127	142	17	78			31	2	26	58				482
Builders & Contractors	65	187	2	86				20	101	32				493
Retail	31	85	38	26			18	1	13	22	7	2		244
Utilities	6	6	26	23					17	194	129			401
Chemicals, Health & Pharmaceuticals	51	100	2	15		14	100		28					310
Telecom	24	1		3						5	270			303
Other	40	232	48	38		50		10	79	75	130		51	753
Total	1,742	3,312	899	710	246	344	196	145	1,578	654	1,324	470	72	11,691

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 179
In 2023, the NPL portfolio stayed relatively flat at €11.7 billion. An increase in Challengers and Growth retail
(+€0.4 billion) was offset by decreases in Wholesale Banking (-€0.3 billion) and Retail Benelux (-€0.2 billion).
The increase in Challengers & Growth Markets was mainly witnessed in private individuals. In Wholesale
Banking, the decrease in the Natural Resources sector was partially compensated by an increase in Real
Estate sector, especially in the Americas. The top three countries by NPL outstanding are Belgium, the
Netherlands and the Americas.
Loan loss provisioning (*)
ING recognises loss allowances based on the expected credit loss (ECL) model of IFRS 9, which is designed to be forward-looking. The IFRS 9 impairment requirements are applicable to on-balance sheet financial assets measured at amortised cost or fair value through other comprehensive income (FVOCI), such as loans, debt securities and lease receivables, as well as off-balance-sheet items such as undrawn loan commitments, financial- and non-financial guarantees issued.
ING distinguishes between two types of calculation methods for credit loss allowances:
•Collective 12-month ECL (Stage 1) and collective lifetime ECL (Stage 2) for portfolios of financial instruments, as well as collective lifetime ECL for credit-impaired exposures (Stage 3) below €1 million;
•Individual lifetime ECL for credit-impaired (Stage 3) financial instruments with exposures above €1 million.
IFRS 9 models (*)
ING's IFRS 9 models leverage on the internal rating-based (IRB) models (PD, LGD, EAD), which include certain required conservatism. To include IFRS 9 requirements, such regulatory conservatism is removed from the
ECL parameters (PD, LGD and EAD). The IFRS 9 models apply two other types of adjustments to the IRB ECL parameters: (i) to the economic outlook and (ii) for Stage 2 and Stage 3 assets only, to the lifetime horizon.
The IFRS 9 model parameters are estimated based on statistical techniques and supported by expert judgement.
ING has aligned the definition of default for regulatory purposes with the definition of ‘credit-impaired’
financial assets under IFRS 9 (Stage 3). ING has also aligned its definition of default between IFRS9 and the regulatory technical standards (RTS) and EBA guidelines. More information can be found in section 1.5.6 of the consolidated financial statements.
Climate and environmental risks in IFRS 9 models (*)
Climate risk drivers (physical and transition risks) can reduce the ability of businesses and households to fulfil their obligations due on existing lending contracts. These may also lead to depreciation/ erosion of collateral values which would translate into higher credit losses and loan-to-value ratios in the lending portfolio of ING.
At this point in time it is not yet possible to incorporate climate risk separately into IFRS 9 ECL models given the lack of sufficient empirical historical data and data limitations in the risk assessments on client level.
Where climate and environmental factors have impacted the economy in the recent past or present, these impacts will currently be implicitly embedded in ING's IFRS9 ECL models through the projected macroeconomic indicators (e.g. indirectly via GDP growth and unemployment rates). We note however that our ECL models are primarily sensitive to the short-term economic outlook as we use a three-year time horizon for macroeconomic outlook, after which a mean reversion approach is applied.
With regard to our evaluation of climate-related matters, where such events have already occurred (e.g.
floods, stranded assets etc.), the impact of such events is individually assessed in the calculation of Stage 3
Individual provisions or management adjustments to ECL models. For example, we consider whether affected assets have suffered from a significant increase in credit risk (or are credit impaired) and whether the ECL is appropriate.
Over the near-term time horizon, ING plans to continue to refine its methodologies to evaluate climate risks.
ING is working on putting into practice quantitative methodologies for climate and environmental (C&E) risk identification, materiality assessment and risk appetite setting. Refer to ESG risk paragraph for further details on ESG risk management. Going forward, ING aims to continue to close the gaps on climate risk data, which will enable us to embed climate risks eventually into the IFRS 9 ECL models.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 180

Reconciliation gross carrying amount (IFRS 9 eligible) and statement of financial position
in € million	2023							2022
	Gross Carrying Amount	Loan Loss Provisions	Cash and on-demand bank positions	Reverse Repurchase transactions	Cash collateral	Other	Statement of financial position	Gross Carrying Amount	Loan Loss Provisions	Cash and on-demand bank positions	Reverse Repurchase transactions	Cash collateral	Other	Statement of financial position
Amounts held at Central Banks	90,602	-5	-794			410	90,214	88,349	-12	-1,170			448	87,614
Loans and Advances to Banks	5,835	-30	2,381	5,251	3,063	209	16,709	8,796	-37	2,851	19,395	3,679	420	35,104
Financial Instruments FVOCI Loans	983	-8				-24	951	640	-1				4	643
Financial Instruments FVOCI Debt securities	38,323	-13				-30	38,281	28,752	-21				364	29,095
Securities at Amortised Cost	48,770	-22				-435	48,313	48,372	-17				-195	48,160
Loans and Advances to customers	647,875	-5,621		499	3,914	646	647,313	642,678	-5,984		1,306	4,176	2,717	644,893
Total on-balance (IFRS 9 eligible)	832,388	-5,697	1,587	5,750	6,978	775	841,780	817,587	-6,072	1,681	20,701	7,855	3,758	845,509
Guarantees and irrevocable facilities (IFRS 9 eligible)	192,655	-142						150,068	-29
Total Gross Carrying Amount (IFRS 9 eligible)	1,025,043	-5,839						967,655	-6,101
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
ING Group changed its accounting policy for non-financial guarantees that are subject to contractual indemnification rights (such as performance and other non-financial guarantees as well as letters of credit)
from IAS 37 principles to loan commitment accounting under IFRS 9. The re-scoping was triggered by the introduction of IFRS 17 insurance contracts and results in reliable and more relevant information. The off-
balance-sheet IFRS 9 eligible guarantees and irrevocable facilities of 31 December 2022 have not been restated to conform to current year presentation.
Portfolio quality (*)
The table below describes the portfolio composition over the different IFRS 9 stages and rating classes. The
Stage 1 portfolio represents 91.5% (2022: 91.5%) of the total gross carrying amounts, mainly composed of investment grade, while Stage 2 makes up 7.4% (2022: 7.3%) and Stage 3 makes up 1.2% (2022: 1.2%) of the total gross carrying amounts, respectively.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 181

Gross carrying amount per IFRS 9 stage and rating class (*)[1,2,3]
in € million		12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
2023
Rating class		Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions
Investment grade	1 (AAA)	87,071	1	439				87,510	1
	2-4 (AA)	132,159	8	2,553	2			134,711	9
	5-7 (A)	231,018	24	6,188	6			237,206	30
	8-10 (BBB)	302,967	85	17,004	24			319,971	108
Non-Investment grade	11-13 (BB)	157,387	226	19,273	93			176,661	319
	14-16 (B)	26,414	164	19,336	455			45,750	618
	17 (CCC)	617	10	4,125	233			4,742	242
Performing Restructuring	18 (CC)			4,617	402			4,617	402
	19 (C)			1,919	221			1,919	221
Non-performing loans	20-22 (D)					11,956	3,887	11,956	3,887
Total		937,633	517	75,454	1,435	11,956	3,887	1,025,043	5,839
1 Compared to the credit risk portfolio, the differences are mainly undrawn committed amounts (€151billion) and other positions (€9 billion) not included in credit outstandings and non-IFRS 9 eligible assets (€67 billion, mainly pre-settlement exposures) included in credit outstandings but not in the gross carrying amounts.
2 Includes impact from change in accounting policy as disclosed in table Changes in gross carrying amounts and loan loss provisions.
3 Stage 3 lifetime credit impaired provision includes €11 million on purchased or originated credit impaired.

Gross carrying amount per IFRS 9 stage and rating class (*)[1,2]
in € million		12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
2022
Rating class		Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions
Investment grade	1 (AAA)	100,885	2	284				101,169	2
	2-4 (AA)	98,181	5	2,493	1			100,675	6
	5-7 (A)	177,617	23	4,596	4			182,214	27
	8-10 (BBB)	321,308	98	14,714	29			336,023	127
Non-Investment grade	11-13 (BB)	155,910	277	17,365	91			173,275	368
	14-16 (B)	23,649	168	19,386	471			43,035	639
	17 (CCC)	7,671	8	4,572	194			12,244	202
Performing Restructuring	18 (CC)			5,198	595			5,198	595
	19 (C)			2,116	293			2,116	293
Non-performing loans	20-22 (D)					11,708	3,841	11,708	3,841
Total		885,222	581	70,725	1,679	11,708	3,841	967,655	6,101
1 Compared to the credit risk portfolio, the differences are mainly undrawn committed amounts (€150.1 billion) and other positions (€4.4 billion) not included in credit outstandings and non-IFRS 9 eligible assets (€116.1 billion, mainly guarantees, letters of credit and pre-
settlement exposures) included in credit outstandings but not in the gross carrying amounts.
2 IAS 37 provisions are established for non-credit replacement guarantees not in the scope of IFRS 9. Total IAS 37 provisions (€109 million) are excluded.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 182
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
Please note the following comments with respect to the movements observed in the table below:
•The opening balance is impacted by a change in accounting policy following the adoption of IFRS 17, more specifically for loans with death waivers that no longer meet the ‘solely payments of principal and interest’ (SPPI) criterion (€-55 million loan loss provisions impact) which are no longer recorded at amortised cost, and a change in policy for non-financial guarantees that are subject to contractual indemnification rights which led to a reclassification of the existing IAS 37 provision (€109 million loan loss provisions impact) and a remeasurement of these non-financial guarantees (€42 million loan loss provisions impact). Reference is made to Note 1 'Basis of preparation and significant changes in the current reporting period'.
•Stage 3 gross carrying amount increased slightly to €12.0 billion as at 31 December 2023 as new inflow into NPL (credit impaired) in 2023 was only partly offset by repayments, derecognitions and write-offs.
Stage 3 provisions remained more or less flat at €3.9 billion.
•Stage 2 gross carrying amount increased by €0.1 billion from €75.4 billion (after changes in accounting policies) as at 31 December 2022 to €75.5 billion as at 31 December 2023. An increase of Stage 2 exposure, driven by the implementation of an updated methodology for interest-only mortgages in the
Netherlands, was offset by outflow due to improved macro economic outlook, decrease of exposure due to sales and repayments (including Russian exposure), forborne customers returning to Stage 1 after the probation period has ended and other improved risk drivers. As a result, Stage 2 provisions also decreased by €0.3 billion to €1.4 billion as of 31 December 2023.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 183

Changes in gross carrying amounts and loan loss provisions (*)[1,2]
in € million	12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
2023	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions
Opening balance	885,222	581	70,725	1,679	11,708	3,841	967,655	6,101
Impact of changes in accounting policies	37,078	9	4,704	13	158	73	41,939	95
Adjusted Opening balance	922,300	590	75,429	1,692	11,866	3,914	1,009,595	6,196
Transfer into 12-month ECL (Stage 1)	11,832	28	-11,583	-239	-249	-36		-247
Transfer into lifetime ECL not credit impaired (Stage 2)	-29,470	-67	30,185	449	-716	-105		277
Transfer into lifetime ECL credit impaired (Stage 3)	-2,053	-10	-1,775	-115	3,828	978		853
Net remeasurement of loan loss provisions		-149		-94		59		-184
New financial assets originated or purchased	195,775	204					195,775	204
Financial assets that have been derecognised	-121,991	-72	-14,239	-215	-1,475	-266	-137,705	-553
Net drawdowns and repayments	-38,758		-2,525		-229		-41,511
Changes in models/risk parameters		8		10		84		102
Increase in loan loss provisions		-58		-204		714		452
Write-offs	-3	-3	-38	-38	-1,070	-1,070	-1,111	-1,111
Recoveries of amounts previously written off						71		71
Foreign exchange and other movements		-12		-15		258		231
Closing balance	937,633	517	75,454	1,435	11,956	3,887	1,025,043	5,839
1 Stage 3 lifetime credit impaired provision includes €11 million on purchased or originated credit impaired.
2 The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €520 million of which €483 million related to IFRS 9 eligible financial assets, -€31 million related to non-credit replacement guarantees and €68 million to modification gains and losses on restructured financial assets.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 184

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
1 Stage 3 Lifetime credit impaired provision includes €7 million on purchased or originated credit impaired.
2 The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €1,861 million of which €1,850 million related to IFRS 9 eligible financial assets, -€3 million related to non-credit replacement guarantees and €14 million to modification gains and losses on restructured financial assets.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 185

Exposure per stage, coverage ratio and stage ratio’s2
in € million	2023			2022
Balance sheet	Gross Carrying Amount	Loan loss provisions	Stage Ratio	Gross Carrying Amount	Loan loss provisions	Stage Ratio
Loans and advances to banks (including central banks)	96,436	34		97,146	49
Stage 1	95,935	4	99%	95,788	9	99%
Stage 2	494	17	1%	1,339	20	1%
Stage 3	6	13	0%	20	20	0%

Loans and advances to customers	647,876	5,621		643,317	5,984
of which: Residential mortgages	331,467	821		326,928	677
Stage 1	306,192	97	92%	312,165	75	95%
Stage 2	22,167	252	7%	11,877	176	4%
Stage 3	3,108	472	1%	2,886	426	1%
Of which: Consumer Lending (excl. Residential mortgages)	25,954	1,004		26,348	990
Stage 1	22,081	177	85%	23,101	184	88%
Stage 2	2,743	198	11%	2,145	223	8%
Stage 3	1,131	629	4%	1,102	583	4%
Of which: Loans to public authorities	19,068	11		17,272	17
Stage 1	18,083	4	95%	15,977	4	93%
Stage 2	691	2	4%	1,120	7	6%
Stage 3	294	5	2%	175	6	1%
Of which: Corporate lending	271,387	3,785		272,769	4,300
Stage 1	232,401	185	86%	227,167	279	83%
Stage 2	32,178	921	12%	38,497	1,225	14%
Stage 3	6,808	2,679	3%	7,105	2,795	3%

Other IFRS 9 Eligible financial instruments[1]	280,731	184		227,192	67
Stage 1	262,941	50	94%	211,025	29	93%
Stage 2	17,181	46	6%	15,746	27	7%
Stage 3	609	88%		421	11	0.2%

Total Gross Carrying Amount (IFRS 9 eligible)	1,025,043	5,839		967,655	6,101
1Includes Off balance sheet IFRS 9 eligible guarantees and irrevocable facilities. The comparatives (2022) were not adjusted for changes in accounting policies. Reference is made to Note 1 'Basis of preparation and significant changes in the current reporting period'.
2The exposure classification to residential mortgages, consumer lending and corporate lending is aligned to the regulatory definition

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 186
Modification of financial assets (*)
The table below provides the following information:
•Financial assets that were modified during the year (i.e. qualified as forborne) while they had a loss allowance measured at an amount equal to lifetime ECL.
•Financial assets that were reclassified to stage 1 during the period.

Financial assets modified (*)
in € million	2023	2022
Financial assets modified during the period
Amortised cost before modification	1,565	1,304
Net modification results	-75	-124

Financial assets modified since initial recognition
Gross carrying amount at 31 December of financial assets for which loss allowance has changed to 12-month measurement during the period	2,599	2,382
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
Baseline scenario (*)
As a baseline for IFRS 9, ING has adopted a market-neutral view combining consensus forecasts for economic variables (GDP, unemployment) with market forwards (for interest rates, exchange rates and oil prices). Input from a leading third-party service provider is used to complement the consensus with consistent projections for variables for which there are no consensus estimates available (most notably house prices and – for some countries - unemployment), to generate alternative scenarios, to convert annual consensus information to a quarterly frequency and to ensure general consistency of the scenarios.
As the baseline scenario is consistent with the consensus view it can be considered as free from any bias.
The relevance and selection of macroeconomic variables is defined by the ECL models under credit risk model governance. The scenarios are reviewed and challenged by two panels of ING experts. The first panel consists of (economic) experts from Global Markets Research, risk and modelling, while the second panel consists of relevant senior managers in ING.
Alternative scenarios and probability weights (*)
Two alternative scenarios are taken into account: an upside and a downside scenario. The alternative scenarios have statistical characteristics as they are based on the forecast deviations of the leading third-
party service provider.
To understand the baseline level of uncertainty around any forecast, the leading third-party service provider keeps track of all its deviations (so called forecast errors) of the past 20 years. The distribution of forecast errors for GDP, unemployment, house prices and share prices is applied to the baseline forecast creating a broad range of alternative outcomes. In addition, to understand the balance of risks facing the economy in an unbiased way, the leading third-party service provider runs a survey with respondents from around the world and across a broad range of industries. In this survey respondents put forward their views of key risks.
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
distribution imply a 20 percent probability for each alternative scenario. Consequently, the baseline scenario has a 60 percent probability weighting. Please note that, given their technical nature, the downside and upside scenarios are not based on an explicit specific narrative.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 187
Macroeconomic scenarios applied (*)
The macroeconomic scenarios applied in the calculation of  loan loss provisions are based on the consensus forecasts.
Baseline assumptions (*)
The general picture that the consensus conveys is that global economic growth is going through a weak spell. Inflation has been coming down as energy prices have moderated, demand has weakened and pandemic-related supply problems have eased. Higher interest rates play their part in slowing demand.
Although central banks could well be done with hiking interest rates – as inflation continues to fall – the lagged impact of past monetary tightening is still feeding through to the real economy. This is expected to cause GDP growth to come in even weaker in 2024, but pickup thereafter as the negative effects from tight monetary policy and high inflation fade. The high-interest rate environment is currently causing corrections in house prices, especially in markets where prices surged during the pandemic. Housing market corrections are assumed to gradually decrease in strength.
The December 2023 consensus expects global output (as measured by the weighted average GDP growth rate of ING's 25 main markets) to slow from 2.6% in 2022, to 2.4% in 2023 and 1.8% in 2024. For 2025-2026,
economic growth is expected to pick up again to 2.3% and 2.4%.
The US economy outperformed expectations in 2023, driven by strong consumer spending and fiscal support. Still, headwinds have been building up, in part driven by the much higher interest rates currently experienced. While an outright recession is not expected, the consensus does foresee a marked slowdown in economic activity in the US in 2024. After this, the US economy is expected to gather strength again in
2025. The consensus expects the growth rate of the US economy to fall from 2.2% in 2023 to 0.9% in 2024 and to recover to 2% on average in 2025-2026.
The eurozone economy is facing broad stagnation as it deals with the impact of the war in Ukraine, energy crisis, and higher interest rates. While inflation is coming down, the impact of last year’s purchasing power shock is still being felt. Monetary tightening works with a lag, which will still affect economic activity next year. Overall, the eurozone economy is forecasted to have grown by just 0.5% in 2023, but Germany has gone through recession reflecting its large (energy-intensive) manufacturing sector, and exposure to a disappointing Chinese economy. For next year, the recovery is expected to be very modest as consensus expects the eurozone to grow by only 0.8% in 2024, before recovering to 1.4% on average in 2025-2026.
Elsewhere in Europe, the outlook is mixed. In Poland, after an expected 0.4% growth in 2023, the economy is expected to recover by 2.5% in 2024 led by household consumption growth. Wage growth is set to remain strong while inflation has subsided substantially. The consensus expectation for Türkiye is to see growth slow substantially in 2024 with unemployment remaining around 10% for the foreseeable future. The consensus sees economic growth in Türkiye slowing from 3.5% in 2023, to 2.1% in 2024 and increasing again to 3.3% on on average in 2025-2026. The Russian economy has started to recover from the 2022 recession, but growth is set to moderate after 1.7% in 2023 to 1.2% on average in 2024-2026.
2023 was supposed to be the year of a strong reopening for China, but growth did not meet expectations.
Weak global demand for goods has resulted in a weaker than expected industrial performance and the real estate sector continues to be a source of concern. For the 2024-2026 period, economic growth is expected to come in at only 4.2% despite increased stimulus.
The global economic slowdown and tighter monetary policy continue to weigh on economic growth in
Australia. After growing by 1.7% in 2023, the outlook sees a growth rate of 1.3% for 2024 and some pick-up to 2.4% and 2.5% for 2025-2026.Unemployment is expected to run up a little more, from 4.1% in 2023 to
4.4% ,but decrease again thereafter.
When compared to the December 2022 consensus forecast, used for the 2022 Annual Report, the December
2023 forecast assumes somewhat better economic circumstances in 2023 but weaker for 2024. The forecast assumes to have Global GDP increased by 2.4% in 2023 (compared to 1.3% assumed before) and is expected to grow by 1.8% in 2024 (2.4% assumed before). The upgrade for 2023 reflects the better than expected economic performance of the US and eurozone as a recession on the back of the energy crisis was avoided, while the downgrade for 2024 reflects the impact of substantial monetary tightening.
Alternative scenarios and risks (*)
Because of the possible consequences of geopolitical risks, uncertainty surrounding the forecasts was higher in 2022. During 2023, the uncertainty level around the forecasts gradually decreased. To take this into account, ING applies normal levels of dispersion in the alternative scenarios used for year-end 2023 provisioning. For year-end 2022 half-widened dispersion levels were used, by which the near-term dispersion of the forward-looking distributions (from which the alternative scenarios are derived) was larger than in normal times.
The baseline scenario assumes a further easing of inflation in 2024 and relatively resilient labour markets.
However, a longer period of weakness, due to even more concerning geopolitical tensions, persistent elevated inflation and a slowdown in China could lead to a more protracted and deeper economic slowdown. As such, the balance of risks to the baseline outlook is negative and the alternative scenarios have a downward skew in line with the outcomes of the Global Risk Survey from a leading third-party service provider. The downward skew remained stable compared to what has been applied for year-end
2022, continuing to reflect risks related to possible escalation of geopolitical tensions, a prolonged surge in inflation and tightening monetary policy.
The downside scenario, though technical in nature, sees for most countries a recession in 2024.
Unemployment increases strongly in this scenario and house prices in most countries show outright falls.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 188
The downside scenario captures a possible escalation of geopolitical tensions, a prolonged surge in inflation and further slowing in China.
The upside scenario – while equally technical in nature – reflects the possibility of a better economic outturn if consumers spend more of their excess savings, geopolitical risks subside and China stimulus works out more strongly than expected.
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
models.
ING has internal governance frameworks and controls in place to assess the appropriateness of all management adjustments, involving first- and second lines of defence.

Management adjustments to ECL models (*)
in € million	2023	2022
Economic sector based adjustments	36	71
Inflation and interest rate increases / second-order impact adjustments	351	334
Mortgage portfolio adjustments	126	105
Other post model adjustments	64	-57
Total management adjustments	577	453
The economic sector-based adjustments of €36 million as of 31 December 2023 (€71 million as at 31
December 2022) fully relates to Business Banking clients that have benefited from Covid-19 related government support programmes in the Netherlands. In line with 2022, it became clearer during 2023 that the Covid-19 pandemic had less impact than expected on the number of defaults in related sectors with relatively high tax debt to be repaid; the economic sector-based management adjustment has therefore been partially released. The remaining management adjustment is related to sectors with relatively high tax debt to be repaid  and is expected to materialise with delayed effect. The €10 million adjustment on the livestock farming sector in the Netherlands that was also included in December 2022, related to nitrogen reduction targets has been fully released following improved risk metrics.
ING has performed further assessment for both WB and Retail Banking on the impact of second-order effects. The second-order adjustments as at December 2022 captured a wider range of indirect effects such as supply chain issues, staffing shortages and high energy prices. In 2023, the risks from high inflation and rapidly increasing interest rates became more apparent compared to other indirect effects, causing a shift in focus of this adjustment. This resulted in an overall adjustment for inflation and interest rate increases of
€351 million in total as at 31 December 2023, of which €138 million (31 December 2022: €164 million)
relates to Retail Banking segments and €213 million (31 December 2022: €170 million) to the Wholesale
Banking segment.
As the credit risk models in Retail Banking generally assume that inflation and interest rate increases risks materialise via other risk drivers such as GDP and unemployment rates with a delay, an overlay approach was determined. The methodology considers debt-to-income ratios and the percentage of loans that are expected to reprice within one year to timely estimate the expected credit losses related to reduced repayment capacity and affordability for private individuals and business clients in the Retail Banking segment.
In Wholesale Banking, the IFRS 9 credit risk models mostly leverage on GDP growth as a generic macroeconomic variable. High inflation and rapidly increasing interest rates however trigger economic heterogeneity (i.e. some businesses benefit, while others suffer), as such the current circumstances are expected to cause more defaults than normally predicted using GDP growth. A sector-based heatmap approach was used to adjust the probability of default for clients in sectors that are expected to be significantly impacted by high inflation and increased interest rates, including refinancing risk. The adjustment is predominantly visible in the commercial real estate sector and reflected in Stage 1 and Stage
2.
The overall mortgage portfolio adjustment as at 31 December 2023 increased to €126 million (31 December
2022: €105 million), as an adjustment of €115 million has been recognised in 2023 following new insights from a risk segmentation model that captures affordability, repayment and refinancing risk on performing mortgage customers with a bullet loan in the Netherlands.
The mortgage portfolio adjustment that relates to significant increase of house prices was reduced to €11 million as at 31 December 2023, coming from €105 million as at December 2022. This decrease is reflecting the decline in house prices in various countries, subsequent materialisation into increased model-based ECL as well as an improved market outlook on the recovery value of residential real estate. ING still recognises a management adjustment related to house prices in Stage 2 and Stage 3 on the mortgage portfolios in
Germany to maintain an appropriate level of ECL. The management adjustments are determined by calculating the impact of lower house prices on loan-to-value (LTV) and loss given default (LGD).
Other post-model adjustments (PMAs) mainly relate to the impact of model redevelopment or recalibration and periodic model assessment procedures that have not been incorporated in the ECL models yet; the impact on total ECL can be positive or negative. These can result from both regular model maintenance and
ING’s multi-year programme to update ECL models for the definition of default. These adjustments will be removed once updates to the specific models have been implemented. The change in balance compared to

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 189
the previous reporting date is due to i) released PMAs because of model updates that have been implemented, and ii) new PMAs recognised for new redevelopments and recalibrations.
Analysis on sensitivity (*)
The table below presents the analysis on the sensitivity of key forward-looking macroeconomic inputs used in the ECL collective-assessment modelling process and the probability weights applied to each of the three scenarios. The countries included in the analysis are the most significant geographic regions in ING and for
Wholesale Banking the US is the most significant in terms of both gross contribution to reportable ECL, and sensitivity of ECL to forward-looking macroeconomics. Accordingly, ING considers these portfolios to present the most significant risk of resulting in a material adjustment to the carrying amount of financial assets within the next financial year. ING also observes that, in general, the WB business is more sensitive to the impact of forward-looking macroeconomic scenarios.
The purpose of the sensitivity analysis is to enable the reader to understand the extent of the impact from the upside and downside scenario on model-based reportable ECL.
In the table below, the real GDP is presented in percentage year-on-year change, the unemployment in percentage of total labour force and the house price index (HPI) in percentage year-on-year change.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 190

Sensitivity analysis as at December 2023 (*)
		2024	2025	2026	Un-weighted ECL (€ mln)	Probability -weighting	Reportable ECL (€ mln)1
Netherlands Upside scenario	Real GDP	1.3	3.3	2.8	214	20%	310
	Unemployment	3.7	3.3	3.3
	HPI	10.4	11.2	4.0
Baseline Scenario	Real GDP	0.8	1.6	1.5	282	60%
	Unemployment	4.1	4.3	4.5
	HPI	0.9	3.0	3.9
Downside scenario	Real GDP	-1.7	-1.2	0.1	487	20%
	Unemployment	5.9	7.2	8.1
	HPI	-10.9	-7.4	3.7
Germany Upside scenario	Real GDP	1.4	3.1	1.6	472	20%	525
	Unemployment	2.6	2.0	1.7
	HPI	0.9	6.6	8.0
Baseline Scenario	Real GDP	0.5	1.3	1.2	513	60%
	Unemployment	3.0	3.0	3.0
	HPI	-1.4	3.4	4.5
Downside scenario	Real GDP	-2.4	-1.4	0.3	615	20%
	Unemployment	4.5	5.2	5.5
	HPI	-6.0	-0.8	0.4
Belgium Upside scenario	Real GDP	1.5	2.7	2.3	568	20%	619
	Unemployment	5.3	5.0	4.9
	HPI	1.3	5.6	4.5
Baseline Scenario	Real GDP	0.9	1.5	1.8	604	60%
	Unemployment	5.6	5.5	5.4
	HPI	0.4	5.2	3.9
Downside scenario	Real GDP	-1.3	-0.2	1.2	713	20%
	Unemployment	7.3	8.0	7.9
	HPI	-2.2	3.9	2.6
United States Upside scenario	Real GDP	1.8	3.2	3.4	102	20%	165
	Unemployment	4.1	3.3	3.1
	HPI	0.6	8.7	8.7
Baseline Scenario	Real GDP	0.9	1.9	2.1	144	60%
	Unemployment	4.5	4.5	4.4
	HPI	-0.7	3.5	3.3
Downside scenario	Real GDP	-1.3	-1.4	-0.1	292	20%
	Unemployment	6.6	8.2	8.8
	HPI	-4.2	-2.7	-3.0
1Excluding management adjustments.

Sensitivity analysis as at December 2022 (*)
		2023	2024	2025	Un-weighted ECL (€ mln)	Probability -weighting	Reportable ECL (€ mln)1
Netherlands Upside scenario	Real GDP	2.2	2.3	2.9	274	20%	381
	Unemployment	4.0	3.9	3.8
	HPI	13.0	11.8	2.5
Baseline Scenario	Real GDP	0.2	1.4	1.8	349	60%
	Unemployment	4.5	4.8	4.9
	HPI	3.7	3.7	2.4
Downside scenario	Real GDP	-4.2	0.7	0.9	583	20%
	Unemployment	6.4	7.8	8.7
	HPI	-8.0	-6.5	2.2
Germany Upside scenario	Real GDP	1.7	2.3	1.8	606	20%	745
	Unemployment	2.6	2.2	1.8
	HPI	0.6	3.9	6.2
Baseline Scenario	Real GDP	-0.7	1.4	1.5	726	60%
	Unemployment	3.2	3.1	3.1
	HPI	-1.8	0.9	2.7
Downside scenario	Real GDP	-4.8	0.1	1.0	942	20%
	Unemployment	4.8	5.3	5.6
	HPI	-6.2	-3.3	-1.4
Belgium Upside scenario	Real GDP	1.7	2.1	2.1	535	20%	596
	Unemployment	5.5	5.5	5.3
	HPI	2.3	2.6	3.1
Baseline Scenario	Real GDP	—	1.6	1.8	584	60%
	Unemployment	6.1	6.3	6.1
	HPI	1.4	2.2	2.5
Downside scenario	Real GDP	-3.2	1.0	1.5	692	20%
	Unemployment	7.5	8.5	8.4
	HPI	-1.2	0.9	1.2
United States Upside scenario	Real GDP	3.0	1.5	3.4	100	20%	221
	Unemployment	3.4	2.8	2.5
	HPI	3.7	7.4	8.1
Baseline Scenario	Real GDP	0.2	1.1	2.3	188	60%
	Unemployment	4.3	4.4	3.9
	HPI	2.5	2.2	2.8
Downside scenario	Real GDP	-4.1	0.2	0.6	442	20%
	Unemployment	6.4	7.7	8.2
	HPI	-1.2	-3.8	-3.5
1 Excluding management adjustments.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 191
When compared to the sensitivity analysis of 2022, the macroeconomic inputs for 2023 are somewhat more favourable and for 2024 less favourable as the lagged impact of monetary tightening is still feeding through to the real economy. The sensitivities for 2022 contain half-widened dispersion around the upside and downside scenarios, whereas half-widened dispersion was removed for these scenarios for the 2023 sensitivity analysis following a continued decrease in forecast uncertainty.
On a total ING level, the unweighted model ECL for all collective provisioned clients in the upside scenario was €2,510 million, in the baseline scenario €2,802 million and in the downside scenario €3,668 million. This reconciles as follows to the reported ECLs:

Reconciliation of model (reportable) ECL to total ECL (*)
in € million	2023	2022
Total reportable collective provisions	2,856	3,209
ECL from individually assessed impairments	2,406	2,439
ECL from management adjustments	577	453
Total ECL	5,839	6,101
Criteria for identifying a significant increase in credit risk (SICR) (*)
All assets and off-balance-sheet items that are in scope of IFRS 9 impairment and which are subject to collective ECL assessment are allocated a 12-month ECL if deemed to belong in Stage 1, or a lifetime ECL if deemed to belong in Stages 2 or 3. An asset belongs in Stage 2 if it is considered to have experienced a significant increase in credit risk since initial origination or purchase. ING considers the credit risk of an asset to have significantly increased when either a threshold for absolute change in lifetime probability of default
(PD) or a relative change in lifetime PD is reached.
It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation. An asset can also change stages as a result of other triggers, such as having over 30 days arrears, being on a watch list or being forborne. Refer to section 1.5.6 of Note 1 ‘Basis of preparation and significant accounting policies’ for an exhaustive list. Furthermore, this analysis is rudimentary in the sense that other parameters would change when an asset changes stages.
Absolute lifetime PD threshold
The absolute threshold is a fixed value calibrated per portfolio/segment and provides a fixed threshold that, if exceeded by the difference between lifetime PD at reporting date and lifetime PD at origination, triggers
Stage 2 classification. The expert-based thresholds for the absolute change in lifetime PD vary between
75bps for Retail portfolios, 100bps for WB and 250bps for SMEs, based on the characteristics of the specific portfolio. ING is in the process of refining the thresholds on a portfolio level. These have already been implemented for part of the portfolio, resulting in calibrated instead of expert-based absolute lifetime PD thresholds.
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
The threshold for the relative change in lifetime PD is inversely correlated with the PD at origination; the higher the PD at origination, the lower the threshold. The logic behind this is to allow facilities originated in very favourable ratings to downgrade for longer without the need of a Stage 2 classification. In fact, it is likely that such facilities will still be in favourable ratings even after a downgrade of a few notches. On the contrary, facilities originated in already unfavourable ratings grades are riskier and even a single-notch downgrade might represent a significant increase in credit risk and thus a tighter threshold will be in place.
Still, the relative threshold is relatively sensitive for investment grade assets while the absolute threshold primarily affects non-investment grade assets.
Average threshold ratio
In the table below the average increase in PD at origination needed to be classified in Stage 2 is reported, taking into account the PD at origination of the facilities included in each combination of asset class and rating quality. In terms of rating quality, assets are divided into 'investment grade' and 'non-investment grade' facilities. Rating 18 and 19 are not included in the table since facilities are not originated in these ratings and they constitute a staging trigger of their own (i.e. if a facility is ever to reach rating 18 or 19 at reporting date, it is classified in Stage 2). In the table, values are weighted by IFRS 9 exposure and shown for both year-end 2022 and year-end 2023.
To represent the thresholds as a ratio (i.e. how much should the PD at origination increase in relative terms to trigger Stage 2 classification) the absolute threshold is recalculated as a relative threshold for disclosure purposes. Since breaching only relative or absolute threshold triggers Stage 2 classification, the minimum between the relative and recalculated absolute threshold is taken as value of reference for each facility.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 192

Quantitative SICR thresholds (*)
	2023		2022
Average threshold ratio	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)
Asset class category
Mortgages	2.5	2.3	2.7	2.3
Consumer Lending	2.9	2.1	2.8	1.8
Business Lending	2.7	2.1	2.8	2.1
Governments and Financial Institutions	3.0	1.9	3.0	1.9
Other Wholesale Banking	2.8	1.8	2.8	1.9
As it is apparent from the disclosures above, as per ING’s methodology, the threshold is tighter the higher the riskiness at origination of the assets, illustrated by the difference between the average threshold applied to investment grade facilities and non-investment grade facilities.
Sensitivity of ECL to PD lifetime PD thresholds
The setting of PD threshold bands requires management judgement and is a key source of estimation uncertainty. On Group level, the total model ECL on performing assets, which is the ECL collective-
assessment without taking management adjustments into account, is €1,412 million. To demonstrate the sensitivity of the ECL to these PD thresholds bands, hypothetically solely applying the upside scenario would result in total model ECL on performing assets of €1,054 million and a decrease in the Stage 2 ratio by
-0.5%-percentage point, while solely applying the downside scenario in our models would result in total model ECL on performing assets of €2,290 million and an increase in the Stage 2 ratio by 3.8%-point.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 193
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
Supervision of market risk falls under the responsibility of the EB/MBB and is delegated to the ALCO function, where ALCO Bank is the highest approval authority and sets the market risk appetite. ALCO Bank monitors
ING’s adherence to the risk appetite for market risk and sets additional limits where appropriate. These limits are cascaded through the organisation through lower level ALCOs. This ALCO structure facilitates top-down risk management, limit setting, limit monitoring and control of market risk.
FR maintains a limit framework in line with ING’s Risk Appetite Framework. The businesses are responsible for adhering to the limits which are reviewed on an annual basis and are ultimately approved by the ALCO
Bank. Limit excesses are reported to senior management in line with the ALM Risk Appetite Statement
Setting procedure and Market Risk in the Trading Book Framework, upon which the business needs to act accordingly. To adhere to the established limit framework, ING implements hedging and risk mitigation strategies that range from the use of traditional market instruments, such as interest rate swaps, to more sophisticated hedging strategies.
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
Several committees govern communication between the parties involved in market risk management:
•The Market Risk Model Committee (MRMC), is the dedicated authority for the approval of all funding &
liquidity risk, market risk (includes banking and trading risk), counterparty credit risk and business risk models and parameters for ING Bank within its mandate delegated by ALCO Bank.
•The Valuation Model Committee approves pricing models for trading and banking books.
Financial Risk provides risk reporting to the EB and MBB, the ALCO Bank and the senior executive management of related business functions.
The following sections elaborate on the various elements of the risk management framework for:
•Market risk economic capital;
•Market risk in banking books;
•Market risk in trading books.
Market risk economic capital
Market Risk Economic Capital (MREC) measures the capital ING must hold to protect itself against losses due to market risks. MREC covers the entire balance sheet of ING Group, and includes market risk sub-types such as: interest rate and basis risk, credit spread risk, customer behaviour risk, FX risk, equity risk and commodity risk.
MREC is calculated as the 99.9 percent worst value loss that can be incurred from one-year shocks to the underlying risk drivers. While aggregating the different economic capital market risk figures for the different portfolios, diversification benefits are taken into account as it is not expected that all extreme market movements will appear at the same moment.
Market risk in banking books (*)
ING makes a distinction between the trading and banking (non-trading) books. Positions in banking books originate from the market risks inherent in commercial products that are sold to clients, Group Treasury exposures, and from the investment of our own funds (core capital). Both the commercial products and the products used to hedge related market risk exposures are intended to be held until maturity, or at least for the long term.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 194
Risk transfer (*)
Market risks in the banking book are managed via the risk transfer process. In this process the interest rate,
FX, funding and liquidity risks are transferred from the commercial books through matched funding or replication to Group Treasury, where centrally managed. The scheme below presents the transfer and management process of market risks in the banking books.

Risk measurement (*)
The main concepts and metrics used for measuring market risk in the banking book are described below per risk type.
Interest rate risk in banking book (*)
Interest rate risk in the banking book is defined as the exposure of a bank’s earnings, capital, and market value to adverse movements in interest rates originated from positions in the banking book.
Governance (*)
The management of interest rate risk follows the Interest Rate Risk in the Banking Book (IRRBB) framework as approved by ALCO Bank. This framework describes roles, responsibilities, risk metrics, and the policies and procedures related to interest rate risk management. Furthermore, ALCO Bank reviews and sets the risk appetite for interest rate risk on an annual basis. The risk appetite is translated into limits for the interest rate risk metrics.
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
•Investment of own funds;
•Commercial business;
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
Customer behaviour risk is defined as the potential future (value) loss due to deviations in the actual behaviour of clients versus the modelled behaviour with respect to the embedded options in commercial products. General sources of customer behaviour risk, among other things, include the state of the

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 195
economy, competition, changes in regulation, legislation and tax regime, developments in the housing market and interest rate developments.
From an interest rate risk perspective, commercial activities can typically be divided into the following main product types: savings and current accounts (funds entrusted), demand deposits, mortgages and loans.
Savings and demand deposits are generally invested in such a way that both the value is hedged and the sensitivity of the margin to market interest rates is minimised. The contractual nature of investments
(assets) implies that the adjustment to market rates (repricing of assets) is not immediate, therefore the interest rate risk can arise with either positive or negative impact on the income. Interest rate risk is modelled based on the stability of deposits and the pass-through rate. This takes account of different elements, such as pricing strategies, volume developments and the level and shape of the yield curve.
Savings volumes are typically assumed to be relatively stable and less sensitive to rate changes.
Interest rate risk for mortgages arises due to prepayment or other embedded optionalities. In modelling this risk, both interest-rate-dependent pre-payments and constant prepayments, are considered. Next to a dependence on interest rates, modelled prepayments may include other effects such as loan-to-value, seasonality and the reset date of the loan. In addition, the interest sensitivity of embedded offered rate options may be considered.
Wholesale Banking loans typically do not experience interest-rate-dependent prepayment behaviour. These portfolios are match-funded taking the constant prepayment model into account and typically do not contain significant convexity risk. Wholesale Banking loans can have an all-in rate floor or a floor on a reference rate.
Customer behaviour in relation to mortgages, loans, savings and demand deposits is modelled, based on extensive research. However, the substantial change in the interest rate environment makes extensive research more challenging than before and may increase model risk. Models are backtested and updated when deemed necessary in an annual procedure. Model parameters and the resulting risk measures are approved by (local) ALCO and are closely monitored on a monthly basis.
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
The commercial business manages the convexity risk that is the result of products that contain embedded options, like mortgages. Here the convexity risk is defined as the optionality effects in the value due to interest rate changes, excluding the first-order effects. In some cases, convexity risk is transferred from the commercial books to treasury books using cap/floor contracts and swaptions.
In the following sections, the interest rate risk exposures in the banking books are presented. ING quantifies risk measures from both earnings and value perspectives. Net interest income (NII)-at-Risk is used to provide the earnings perspective and the net present value (NPV)-at-Risk figures provide the value perspective.
Please note that the interest rate risk that stems from the commercial business is assumed to be linearly hedged but no additional corrective management actions are taken into account in the NPV-at-Risk measure. In the NII-at-Risk measure, a more dynamic hedging process is taken into account.
During 2023, the following activities related to the risk measurement for IRRBB were performed:
•Annual review of the risk appetite for market risks in the banking book including further enhancements;
•Further assessment and development of sub-risk types, such as tenor basis risk, vega optionality risk and client behaviour risk;
•Set up of standardised risk measurement related to global crisis risk;
•Annual review of the interest rates scenarios used for calculating NII-at-Risk and NPV-at-Risk;
•Annual savings/current account model updates;
•Annual update of parameters of prepayment models for market developments;
•Further enhancement of the IRRBB framework in relation to upcoming regulatory requirements (e.g.
anticipation on implementation and measurement of the upcoming regulatory metric NII SOT, development of additional requirements coming forward from latest EBA guidelines);
•Further strengthening of customer behaviour risk and model risk frameworks
Net interest income (NII) at Risk (*)
The NII-at-Risk measures the impact of changing interest rates on the forecasted net interest income
(before tax) of the banking book, excluding the impacts of credit spread sensitivity, fees and fair value impact. Future projected balance sheet developments are included in this risk metric. NII-at-Risk is a metric that helps provide insight as to what extent ING's NII under alternative interest rates developments deviates from what was assumed in our dynamic plan projections.
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
The impact of changing interest rates on ING’s NII is predominantly caused by the following factors:
•Change in returns of (re-)investments of client deposits;
•Change in client deposit rates (mainly savings), (partially) tracking changes in market interest rates;

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 196
•Change in the amortization profile of mortgages, due to an increase or decrease in expected prepayments;
•Higher/lower returns of (re-)investments of capital investment;
•Open interest rate positions, leading to changes in return because of different market rates;
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
The NII-at-Risk figures in the table below reflect a parallel, linear interest rate movement during a year
('ramped') under the assumption of balance sheet developments in line with the ING's dynamic plan with a time horizon of one year. The majority of the risk comes from fixed-rate positions, most notably non-
remunerated current accounts and variable-rate savings accounts.
The NII-at-Risk is primarily driven by the difference in sensitivity of client liabilities, mainly savings, versus the sensitivity of client assets and investments to rate changes. The investment of own funds only impacts the earnings sensitivity marginally, as only a relatively small part has to be (re)invested within the one-year horizon.

NII-at-Risk banking book per currency - year one (*)
in € million	2023		2022
	Ramped, unfloored		Ramped, unfloored
	parallel ▼	parallel ▲	parallel ▼	parallel ▲
By currency
Euro	-165	155	-119	114
US dollar	-12	12	-1	2
Other	-62	69	-23	27
Total	-239	236	-142	142
EUR ramped (unfloored) is at +/- 110bps in 1 year (2022: +/-100bps)
USD ramped (unfloored) is at +/- 110bps in 1 year (2022: +/-120bps)
The change in NII under a declining and upward interest rate scenarios may not be equal. This is due to different expected reactions in prepayment behaviour of mortgages and different pricing developments of commercial loans and deposits products (mainly savings). This is caused by embedded options, explicit or implicit pricing floors and other (assumed) pricing factors.
Year-on-year variance analysis (*)
In our customer deposit composition current accounts decreased and term deposits increased. Over 2023 the one-year asset repricing versus liability repricing increased, leading to a higher NII-at-Risk.
In 2023 central banks tightened monetary conditions, a continuation of a trend started in 2022 to counter high inflation. The interest rates, however, stabilised in the second half of the year as inflation started to ease. ING applied a dynamic hedging process, by which interest rate risk was transferred from the business to Group Treasury and subsequently hedged in the markets. This process mitigates interest rate risk resulting in a lower sensitivity for rate changes of ING's NII. However, the main drivers of a potential change of NII sensitivity are balance sheet developments, specifically relating to mortgages, loans and savings. In the eurozone, mortgage production was impacted by an increase in interest rates. Next to the impact on new production, the prepayment incentive generally decreased due to the increase in interest rates. The funds entrusted volume did not change significantly. The impact of explicit and implicit floors on both rates of client assets and savings phased out in the course of the year on the back of the interest rate increases.
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
the portfolio. The majority of the risk comes from the investments of own funds and from positions exhibiting negative convexity due to embedded optionality (most notably variable rate savings rate and fixed rate mortgages).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 197

NPV-at-Risk banking books per currency (*)
in € million	2023		2022
	unfloored		unfloored
	parallel ▼	parallel ▲	parallel ▼	parallel ▲
By currency
Euro	-291	-645	392	-926
US dollar	186	-178	137	-147
Other	131	-146	66	-79
Total	27	-969	594	-1,153
EUR ramped (unfloored) is at +/- 110bps (2022: +/-100bps)
USD ramped (unfloored) is at +/- 110bps (2022: +/-120bps)
Year-on-year variance analysis (*)
The overall NPV sensitivity remained limited in 2023, reflecting of proper risk transfer and hedging process.
The worst case scenario, parallel up, remained relatively unchanged. Most of the year-to-year move is coming from mortgages, partly offset by savings and derivatives from hedging activities.
IBOR transition (*)
In line with the recommendations of the Financial Stability Board, a fundamental review of important interest rates benchmarks has been undertaken. Some interest benchmarks have been reformed, while others have or will be replaced by risk-free rates (RFR) and discontinued. USD LIBOR in its current form ceased on 30 June 2023, whereas the cessation of GBP, CHF, JPY, and EUR LIBOR rates occurred on 31
December 2021.
To support these changes, the financial sector has issued several guidance papers and other initiatives to help phase the transition.
To facilitate the transition away from USD LIBOR, for new USD contracts, ING started using the recommended alternative rates based on SOFR in 2022. Also, during 2022 and 2023, ING sought to ensure that existing loan and derivative contracts were either transitioned to alternative rates or transition arrangements agreed, such as taking steps to ensure a large portion of the derivative portfolio was covered by ISDA fallbacks. Despite extensive and timely communication on the desirability of fully agreeing transition arrangements before 30 June 2023, some clients have agreed to complete the required work before the first interest reset date after cessation. A limited number of clients in restructuring or those subject to sanctions need to rely on existing fallback language or synthetic LIBOR.
Due to the discontinuation of this important rate, ING, its customers, and the financial services industry have faced and continue to face a number of risks. These risks include legal, financial, operational, reputational and conduct risk. Legal risks are related to any required changes to existing transactions. Financial risks may arise due to declining liquidity and may impact a contract directly or the ability to hedge the risks in that contract. Operational risks arise due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes. Conduct risk also plays a role, as renegotiation of loan contracts requires active engagement from all parties to a contract and may lead to negotiations concentrated in a period close to actual cessation. ING continues to work with the very limited number of clients that are yet to complete the
USD LIBOR transition.
The progress of the IBOR transitioning between 2018 and 2023 was tracked in the global ING IBOR programme, governed by business line steering committees, which reported to a central IBOR steering committee. The programme coordinated the actions necessary to manage the required changes to internal processes and systems, including pricing, risk management, legal documentation, hedge arrangements, as well as the impact on customers. The limited amount of remaining USD LIBOR contracts continues to be monitored within the commercial business lines following the closure of the bank-wide IBOR programme in
November 2023. The ING Benchmark Committee continues to monitor market developments and reform plans for other rates, to anticipate the impact on any related risks.
One such development concerns the plans published by the Polish National Working Group, which advises the market to be ready for a cessation of WIBOR and WIBID reference rates at the end of 2027 (originally expected in 2025, but in the last quarter of 2023 the cessation date was postponed to the end of 2027) with the offering of financial products using the new benchmark (Warsaw Interest Rate Overnight or WIRON) to progress gradually and no new products using WIBOR and WIBID beyond 1 July 2024. The WIBOR rates are used in several of our lending and derivative products, and hence a project team has been established to manage the transition. WIBOR transition is especially important for our Polish subsidiary ING Bank Slaski S.A.
with a significant amount of Polish zloty-denominated assets and liabilities including derivatives that are continuously rebalanced to hedge the risk exposures.
The tables below summarise the approximate gross exposures of ING that have yet to transition related to
USD LIBOR and WIBOR. For WIBOR, as of 31 December 2023, they exclude exposures expiring before the transition date 31 December 2027 and of 31 December 2022 they exclude exposures expiring before the previously expected transition date 1 January 2025. Therefore, WIBOR exposures are not directly comparable between 31 December 2023 and 31 December 2022 as a consequence of the recent developments in the Polish National Working Group.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 198

Non derivative Financial instruments to transition to alternative benchmarks (*)
in € million at 31 December 2023	Financial Assets non- derivative	Financial Liabilities non-derivative	Off balance sheet commitments
	Carrying value	Carrying value	Nominal value
By benchmark rate
USD LIBOR	915	16	9
WIBOR	18,064		1,021
Total	18,979	16	1,030

Non derivative Financial instruments to transition to alternative benchmarks (*)
in € million at 31 December 2022	Financial Assets non- derivative	Financial Liabilities non-derivative	Off balance sheet commitments
	Carrying value	Carrying value	Nominal value
By benchmark rate
USD LIBOR	30,040	1,637	7,644
WIBOR	22,154		1,411
Total	52,194	1,637	9,055
The total of non-derivative financial assets linked to USD LIBOR is reduced from €30,040 million on 31
December 2022 to €915 million on 31 December 2023. The majority of the non-derivative financial assets exposure on 31 December 2023 are related to contracts using synthetic USD LIBOR up until the transition to
SOFR is complete during 2024. In addition, ING reduced its committed undrawn credit facilities linked to USD
LIBOR from €7,644 million on 31 December 2022 to €9 million on 31 December 2023. The total of non-
derivative financial liabilities linked to USD LIBOR is reduced from €1,637 million on 31 December 2022 to
€16 million on 31 December 2023. The remaining non-derivative financial instruments linked to USD LIBOR are expected to transition before the next interest rate reset date. Therefore, the remaining exposure to USD
LIBOR is expected to reduce further during the first half of 2024.

Derivative Financial instruments to transition to alternative benchmarks (*)
	31 December 2023	31 December 2022
in € million	Nominal value	Nominal value
By benchmark rate[1]
USD LIBOR	151	495,318
WIBOR	77,238	136,318
Total	77,388	631,636
1 For cross-currency swaps all legs of the swap are included that are linked to a main IBOR that is significant to ING.
In addition to the amounts in the table above, ING transitioned the interest rate swaptions that referred to the USD LIBOR ICE swap rate (nominal value on 31 December 2022: €10,810 million). The transition of these contracts was in general governed by a specific ISDA protocol.
Derivative financial instruments linked to USD LIBOR were reduced from €495,318 million on 31 December
2022 to only €151 million on 31 December 2023. The majority of derivatives linked to USD LIBOR rates were transacted with clearing houses and transitioned through a standardised exercise during the second quarter of 2023. For non-centrally cleared derivatives, the main transition occurred using the ISDA IBOR fallback arrangements. The majority of the remaining derivative financial instruments linked to USD LIBOR are related to contracts using synthetic USD LIBOR and linked to non-derivative financial assets that are expected to transition before the next interest rate reset date during 2024. Therefore, a steady reduction of these last few USD LIBOR contracts is expected during the first half of 2024.
Given that IBOR reform may have various accounting implications, the International Accounting Standards
Board (IASB) has undertaken a two-phase project:
• Phase 1 addresses those issues that affect financial reporting before the replacement of an existing benchmark. This allows ING to apply a set of temporary exceptions to continue hedge accounting even when there is uncertainty about contractual cash flows arising from the reform. Under these temporary exceptions, interbank offered rates are assumed to continue unaltered for the purposes of hedge accounting until such time as the uncertainty is resolved.
• Phase 2 focuses on issues that may affect financial reporting when the existing benchmark rate is reformed or replaced. Phase 2 amendments to IFRS relate mainly to accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities due to the IBOR reform and impact on hedge accounting when an existing benchmark rate is reformed or replaced with an alternative risk-free
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
ING Group Annual Report 2023 on Form 20-F 199
As explained above, Phase 1 and Phase 2 IBOR amendments to IFRS, amongst other changes, provide specific hedge accounting reliefs that allow hedge accounting relationships to continue when IBOR Reform is ongoing. Phase 1 reliefs cease to apply when uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the IBOR-based cash flows of the relevant instruments. It is ING Group’s policy to cease to apply Phase 1 reliefs when the applicable contract (either hedging instrument or hedged item) is actually modified. As a result, for these hedge accounting relationships the applicable Phase 1 reliefs ceased to apply and Phase 2 became applicable. Refer to section 1.5.4 of Note 1 ‘Basis of preparation and material accounting policy information’ for more information on the Phase 1 and Phase 2 amendments.
Furthermore, hedging relationships are being amended to incorporate the new benchmark rates. During
2023, ING focused on USD LIBOR contracts and all hedging relationships have been amended to incorporate the new benchmark rates and do no longer reference USD LIBOR rates.
On 31 December 2023, Phase 1 reliefs are applicable to WIBOR indexed fair value and cash flow hedge accounting relationships as there is uncertainty arising from the WIBOR reform with respect to the timing and the amount of the underlying cash flows that the Group is exposed to. Therefore, for WIBOR financial instruments designated in hedge accounting the applicable Phase 1 reliefs will continue to apply until the relevant contract is modified. At that point in time, Phase 2 reliefs will become applicable. For these affected fair value and cash flow hedge relationships ING assumes that the WIBOR based cash flows from the hedging instrument and hedged item will remain unaffected.
The same assumption is used to assess the likelihood of occurrence of the forecast transactions that are subject to cash flow hedges. The hedged cash flows in cash flow hedges directly impacted by the WIBOR reform still meet the highly probable requirement, assuming the WIBOR benchmark on which the hedged cash flows are based is not altered as a result of the reform.
The total gross notional amounts of hedging instruments that are used in the ING's hedge accounting relationships for which the Phase 1 amendments to IAS39 were applied are:

Notional amounts of Hedging instruments (*)
	31 December 2023	31 December 2022
in € million	Nominal value	Nominal value
By benchmark rate
USD LIBOR		28,316
WIBOR	89,338	57,774
As at 31 December 2023, all USD LIBOR hedging relationships have been amended to incorporate the new benchmark rates and do no longer reference USD LIBOR rates. At 31 December 2022 approximately 89% of the notional amounts for USD LIBOR had a maturity date beyond the transition date 30 June 2023.
Approximately 29% of the notional amounts for WIBOR have a maturity date beyond the new transition date 31 December 2027. At 31 December 2022, approximately 71% of the notional amounts for WIBOR had a maturity date beyond the previously expected transition date of 1 January 2025. The WIBOR amounts are not directly comparable between 31 December 2023 and 31 December 2022 as a consequence of the recent postponement of the cessation of WIBOR by the Polish National Working Group.
The notional amounts of the derivative hedging instruments provide a close approximation of the extent of the risk exposure ING manages through these hedging relationships.
Credit spread risk in banking books (*)
Credit spread risk is defined as risk driven by the changes of the market price for credit risk, for liquidity and potentially other characteristics of credit-risky instruments, which is not captured by another existing prudential framework such as IRRBB or by expected credit/(jump-to-) default risk.
EBA guidelines
The updated guidelines on credit spread risk in the banking book (CSRBB) became effective on 31 December
2023. Following the EBA guidelines, the scope in terms of positions and metrics has been reviewed and updated during 2023. Metrics used are NPV-at-Risk, NII-at-Risk and Market Value Changes-at Risk and view the positions across different accounting treatments.
Governance
The management of credit spread risk follows the CSRBB framework as approved by ALCO Bank. This framework describes roles, responsibilities, risk metrics, and the policies and procedures related to credit spread risk management. Furthermore, ALCO Bank reviews and sets the risk appetite for credit spread risk on an annual basis. The risk appetite is translated into limits for the risk metrics.
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
ING Group Annual Report 2023 on Form 20-F 200
Governance – Core banking business (*)
Every business unit hedges the FX risk resulting from core banking business activities into its base currency to prevent volatility in profit and loss. Consequently, assets and liabilities are matched in terms of currency, within certain friction limits.
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
EBA Structural FX guidelines
In line with the EBA guidelines on Structural FX, upon permission from the competent authorities, certain currency positions are being excluded from the calculation of net open currency positions under CRR article
352(2). The resulting impact is presented in the Pillar 3 disclosure.

Foreign currency exposures banking books (*)
in € million	Foreign Investments		Hedges		Net exposures
	2023	2022	2023	2022	2023	2022
US Dollar	10,337	10,470	-3,416	-2,376	6,921	8,093
Pound Sterling	1,659	1,364	-156	-58	1,503	1,306
Polish Zloty	3,976	2,714	-1,254	-321	2,722	2,393
Australian Dollar	3,620	3,781	-2,273	-2,673	1,346	1,108
Turkish Lira	517	750	0	0	517	750
Chinese Yuan	1,815	1,871	-348	0	1,466	1,871
Russian Rouble	375	391	0	0	375	392
Romanian Leu	895	860	-134	-154	761	706
Thai Baht	1,128	1,109	-697	-699	431	410
Other currency	3,704	3,771	-2,897	-2,908	806	863
Total	28,024	27,081	-11,175	-9,189	16,849	17,892
*The FX sensitivity is expressed as the FX spot equivalent position.
Equity price risk in banking books (*)
Governance (*)
ING maintains a portfolio with substantial equity exposure in its banking books. Local offices are responsible for the management of the equity investment positions. Financial Risk is responsible for monitoring the regulatory capital for equity investments on a monthly basis and acts independently from ING/local management when monitoring these positions.
Risk profile (*)
Equity price risk arises from the possibility that an equity security’s price will fluctuate, affecting the values of the equity security itself as well as other instruments whose values react similarly to the particular security, a defined basket of securities, or a securities index. ING’s equity exposure mainly consists of the investments in associates and joint ventures of €1,509 million (2022: €1,500 million) and equity securities held at fair value through other comprehensive income (FVOCI) of €1,885 million (2022: €1,887 million).The value of equity securities held at FVOCI is directly linked to equity security prices with increases/decreases being recognised in the revaluation reserve. Investments in associates and joint ventures are measured in accordance with the equity method of accounting and the balance sheet value is therefore not directly linked to equity security prices. The equity sensitivity is expressed as the equity position.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 201
Year-on-year variance analysis (*)
In 2023, the revaluation reserve equity securities decreased by €34 million from €1,187 million to €1,152 million mainly due to revaluation of the shares in Bank of Beijing with €-24 million. In 2023, the equity securities at fair value through OCI decreased slightly by €2 million.

Revaluation reserve equity securities at fair value through other comprehensive income (*)
in € million	2023	2022
Positive re-measurement	1,158	1,190
Negative re-measurement	-6	-4
Total	1,152	1,187
Market risk in trading books (*)
Within the trading portfolios, the positions are maintained in the financial markets. These positions are often a result of transactions with clients and may benefit from short-term price movements. In 2023, ING continued its strategy of undertaking trading activities to develop its client-driven franchise and deliver a differentiating experience by offering multiple market and trading products.
Governance (*)
The Financial Markets Risk Committee (FMRC) is the market risk committee that, within the risk appetite set by the ALCO Bank, sets the market risk limits both on an aggregated level and on a desk level. The FMRC has delegated authority from ALCO Bank for the management of market risk related to all trading and banking book activities within Financial Markets (FM). Financial Risk/ Trading Risk Management (FR/ TRM) advises both
FMRC and ALCO Bank on the market risk appetite of the trading activities.
With respect to the trading portfolios, TRM focuses on the management of market risks of Wholesale
Banking (mainly Financial Markets) as this is the only business line within ING where trading activities take place. Trading activities include facilitation of client business and market making. TRM is responsible for the development and implementation of trading risk policies and risk measurement methodologies, and for reporting and monitoring risk exposures against approved trading limits. TRM also reviews trading mandates and global limits, and performs the gatekeeper role in the product review process (PARP).
Risk measurement (*)
ING uses a comprehensive set of methodologies and techniques to measure market risk in trading books:
Value at Risk (VaR) and Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC), and stress testing.
Systematic validation processes are in place to validate the accuracy and internal consistency of data and parameters used for the internal models and modelling processes.
Value at Risk (*)
TRM uses the historical simulation VaR methodology (HVaR) as its primary risk measure. The HVaR for market risk quantifies, with a one-sided confidence level of 99 percent, the maximum overnight loss that could occur in the trading portfolio of ING due to changes in risk factors (e.g. interest rates, equity prices, foreign exchange rates, credit spreads, implied volatilities) considering the positions remains unchanged for a time period of one day.
Next to general market movements in these risk factors, HVaR also takes into account market data movements for specific moves in, for example, the underlying issuer or securities. A single model which diversifies general and specific risk is used. In general, a full revaluation approach is applied, while for a limited number of linear trading positions and risk factors in commodity and equity risk classes a sensitivity-
based approach is applied. The potential impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous year (260 business days). When simulating potential movements in risk factors, depending on the risk factor type, either an absolute or a relative shift is used.
The data used in the computations is updated daily. ING uses HVaR with a one-day horizon for internal risk measurement, management control, and backtesting, and HVaR with a 10-day horizon for determining regulatory capital. To compute HVaR with a 10-day horizon, the one-day risk factor shifts are scaled by the square root of 10 and then used as an input for the revaluation. The same model is used for all legal entities within ING with market risk exposure in the trading portfolio.
Limitations (*)
HVaR has some limitations: HVaR uses historical data to forecast future price behaviour, but future price behaviour could differ substantially from past behaviour. Moreover, the use of a one-day holding period (or
10 days for regulatory capital calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold. Also, the use of a 99 percent confidence level means that HVaR does not take into account any losses that occur beyond this confidence level.
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
ING Group Annual Report 2023 on Form 20-F 202
In addition to using actual results for backtesting, ING also uses hypothetical results, which exclude the effects of intraday trading, fees, and commissions. When an actual or a hypothetical loss exceeds the HVaR, an ‘outlier’ occurs. Based on ING’s one-sided confidence level of 99 percent, an outlier is expected once in every 100 business days.
On an overall level in 2023, there was one outlier for hypothetical P&L and zero outliers for actual P&L. The hypothetical outliers occurred during the past year concentrated in the first quarter of 2023, mainly due to the increased market volatility arising from major American banks being collapsed.
Stressed HVaR (*)
The stressed HVaR (SVaR) is intended to replicate the HVaR calculation that would be generated on the bank’s current portfolio with inputs calibrated to the historical data from a continuous 12-month period of significant financial stress relevant to the bank’s portfolio.
To calculate SVaR, ING uses the same model that is used for 1DHVaR, with a 10-day horizon. The data for the historical stress period used currently includes the height of the credit crisis around the fall of Lehman
Brothers (2008-2009), and this choice is reviewed regularly. The historical data period is chosen so that it gives the worst scenario loss estimates for the current portfolio. The same SVaR model is used for management purposes and for regulatory purposes. The same SVaR model is used for all legal entities within ING with market risk exposure in the trading portfolio.
Incremental risk charge (*)
The incremental risk charge (IRC) for ING is an estimate of the default and migration risks for credit products
(excluding securitisations) in the trading book, over a one-year capital horizon, with a 99.9% confidence level. Trading positions (excluding securitisations) of ING, which are subject to specific interest rate risk included in the internal model approach for market risk regulatory capital, are in scope of the IRC model. By model choice, equity is excluded from the model. For the calculation of IRC, ING performs a Monte Carlo simulation based on a multi-factor t-copula. In the multi-factor IRC model the supervisory asset correlations are no longer applicable and the calibration of the correlations is based on historical market data. The rating change is simulated for all issuers over the different liquidity horizons (i.e. time required to liquidate the position or hedge all significant risks) within one year. Movements across different rating categories and probabilities of default are governed by a credit-rating transition matrix. An internal transition matrix along with internal LGDs is used, to comply with the consistency requirement. The financial impact is then determined for the simulated migration to default, or for the simulated migration to a different rating category, based on LGD or credit spread changes, respectively.
The liquidity horizon has been set to the regulatory minimum of three months for all positions in scope. ING reviews the liquidity horizons on a yearly basis, based on a structured assessment of the time it takes to liquidate the positions in the trading portfolio.
Stress testing and event risk (*)
Stress testing is a valuable risk management tool. In addition to the bank-wide stress test framework as described in the stress-testing section, Trading Risk Management performs stress tests specific to the trading book with various frequencies. ING went live with a new Trading Book Stress Testing model in 2023, replacing the previously used Event Risk model. With the new model, the trading book stress tests evaluate the impact on the bank’s trading book under severe but plausible stress scenarios, using full revaluation approach. The framework is based on historical as well as hypothetical scenarios. The stress result is an estimate of the profit and loss caused by a potential event and its worldwide impact for ING. The results of the stress tests are used for decision-making aimed at maintaining a financially healthy going-concern institution after a severe event occurs.
In stress scenarios, shocks are applied to prices (credit spreads, interest rates, equity, commodities, and FX rates) and volatilities. Depending on the type of the stress test, additional scenario assumptions can be made, for example on correlations, dividends, or recovery rates. The structural scenarios are defined to cover market moves in various directions and capture different asset class correlations. Scenarios are calculated using full revaluation approach. The worst scenarios are determined for each product line, business line and super business line, and compared against limits.
Other trading controls
HVaR and event risk limits are the most important limits to control the trading portfolios. Additionally, limits have been set on SVaR and IRC, and ING uses a variety of other controls to supplement these limits. Position and sensitivity limits are used to prevent large concentrations in specific issuers, sectors, or countries.
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
taken into account. The overnight HVaR is presented for the ING trading portfolio for 2023.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 203
The risk figures in the above backtesting graph and in the table below relate to all trading books for which the internal model approach is applied, i.e. all trading books, including credit exposure management books.

1d VaR for Internal Model Approach trading portfolios
in € million	Minimum		Maximum		Average		Year end
	2023	2022	2023	2022	2023	2022	2023	2022
Interest rate [1]	6	1	23	17	15	9	8	13
Equity and commodity	2	2	4	7	3	3	2	2
Foreign exchange	1	1	8	22	3	4	2	3
Credit spread	2	1	10	15	5	4	5	1
Diversification [2]					-8	-9	-8	-5
Total VaR [2]	9	5	29	22	18	12	9	14

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

Average 1D/10D HVaR, 10D SVaR and IRC over 2023 has increased compared to 2022. The capital increase is driven by an increase in market volatility following the US bank collapse from March 2023. The overall average has increased in 2023, especially for interest rate which increased due to the  US banking crisis. The year end 1D HVaR has decreased from €14 million in 2022 to €9 million at period end of 2023, due to low positions at year-end of 2023.
ING doesn’t calculate comprehensive risk capital charge and therefore it appears as N/A in the table below.

EU MR3: Internal Model Approach values for trading portfolios
in € million	2023	2022
VaR (10 day 99%)
1 Maximum value	84	79
2 Average value	53	37
3 Minimum value	25	15
4 Period end	25	42
Stressed VaR (10 day 99%)
5 Maximum value	116	147
6 Average value	82	77
7 Minimum value	57	47
8 Period end	69	65
Incremental Risk Charge (99.9%)
9 Maximum value	304	270
10 Average value	151	113
11 Minimum value	48	34
12 Period end	108	76
Comprehensive Risk capital charge (99.9%)
13 Maximum value	n/a	n/a
14 Average value	n/a	n/a
15 Minimum value	n/a	n/a
16 Period end	n/a	n/a
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
ING Group Annual Report 2023 on Form 20-F 204
books are calculated using the standardised approach with fixed risk weights. ING does not have a correlation trading portfolio or any other securitisations in the trading book.
Standardised approach

EU MR1: Market risk under Standardised Approach
in € million	2023	2022
	RWA	RWA
Outright products
1 Interest rate risk (general and specific)	40	10
2 Equity risk (general and specific)
3 Foreign exchange risk	4,811	5,332
4 Commodity risk
Options
5 Simplified approach
6 Delta-plus method
7 Scenario approach
8 Securitization (specific risk)
9 Total	4,851	5,342
The MRWA under standardised approach have decreased compared to 2023. In 2023, MRWA is calculated for FX exposures, in line with the new CRR standardised approach that was introduced in 2022.
Internal model approach
Market risk regulatory capital has increased during 2023 compared to 2022. This mainly reflects higher interest rate positions during 2023.

EU MR2-A: Market risk under Internal Model Approach
in € million		2023		2022
		RWA	Total own funds requirements	RWA	Total own funds requirements
1	VaR (higher of values a and b)	2,508	201	2,732	219
(a)	Previous day’s VaR (VaRt-1)		26		49
(b)	Multiplication factor (mc) x average of previous 60 working days (VaRavg)		201		219
2	SVaR (higher of values a and b)	4,385	351	3,427	274
(a)	Latest available SVaR (SVaRt-1))		75		70
(b)	Multiplication factor (ms) x average of previous 60 working days (sVaRavg)		351		274
3	IRC (higher of values a and b)	1,746	140	1,934	155
(a)	Most recent IRC measure		108		76
(b)	12 weeks average IRC measure		140		155
4	Comprehensive risk measure (higher of values a, b and c)
(a)	Most recent risk measure of comprehensive risk measure
(b)	12 weeks average of comprehensive risk measure
(c)	Comprehensive risk measure - Floor
5	Other	810	65	516	41
6	Total	9,449	756	8,609	689
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
risk in FX risk per currency, interest rate risk per currency, and credit spread risk per country, rating and sector. Due to the nature of the trading portfolios, positions in the portfolios can change significantly from day to day, and sensitivities of the portfolios can change daily accordingly.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 205

Most important foreign exchange year-end trading positions (*)
in € million	2023		2022
Foreign exchange		Foreign exchange
Japanese Yen	61	US Dollar	-187
Taiwan Dollar	-58	Romanian Leu	88
Romanian Leu	58	Japanese Yen	86
Chinese Yuan	49	Chinese Yuan	32
Hong Kong Dollar	-38	South Korean Won	28

Most important interest rate and credit spread sensitivities at year-end (*)
in € thousand	2023		2022
Interest Rate (BPV) 1		Interest Rate (BPV) 1
Euro	-309	Euro	-334
Czech koruna	71	British Pound	-95
Korean Won	-41	US Dollar	-79
US Dollar	-40	Taiwan Dollar	67
British Pound	-35	Japanese Yen	63

Credit Spread (CSO1) 2		Credit Spread (CSO1) 2
Germany	405	Netherlands	162
Netherlands	120	United States	151
Korea	-111	Japan	102
Japan	106	France	88
United Kingdom	101	Germany	87
1Basis point value (BPV) measures the impact on value of a one basis point increase in interest rates.
2Credit Spread Sensitivity (CS01) measures the impact on value of a one basis point increase in credit spreads. Exposures to supranational institutions are not assigned to a specific country.

Credit spread sensitivities per risk class and sector at year-end (*)
	2023		2022
in € thousand	Corporate	Financial Institutions	Corporate	Financial Institutions
Credit Spread (CSO1) [1]
Risk classes
1 (AAA)	0	0	2	-1
2–4 (AA)	12	50	-1	-7
5–7 (A)	57	50	154	-13
8–10 (BBB)	106	13	249	-11
11–13 (BB)	25	-25	7	7
14–16 (B)	17	-4	23	-4
17–22 (CCC and NPL)	-8	-20	3	-7
Not rated	0	0	0	0
Total	208	65	437	-36
1Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 206
Funding and liquidity risk (*)
Introduction (*)
Funding and liquidity (F&L) risk is the risk that ING or one of its subsidiaries cannot meet their financial liabilities upon their maturity date at a reasonable cost and in a timely manner. ING incorporates funding and liquidity risk management in its business strategy, and has established a funding and liquidity risk framework to manage these risks within predefined boundaries.
A high-level overview of the F&L framework is provided in the next figure.
Governance (*)
Funding and liquidity risk management within ING falls under the supervision of the ALCO Bank function, which approves the funding and liquidity risk appetite and subsequently cascades it throughout the organisation. ALCO Bank has delegated the responsibilities of the Internal Capital and Liquidity Adequacy
Assessment Process (ICLAAP) and documents, as per the ICLAAP framework of ING, to the ICLAAP
Committee. The ICLAAP Committee therefore focuses on technical liquidity documents and oversees business processes and deliverables concerning the Internal Liquidity Adequacy Assessment Process
(ILAAP). The EB, MBB, and staff departments from the CRO and CFO domains, as well as Group Treasury, have oversight of, and are responsible for, managing funding and liquidity risks.
ING’s funding and liquidity risk governance is based on the three-lines-of-defence structure. This sets a clear division of responsibilities as well as an independent risk control challenge process. Group Treasury and the business lines have the first-line-of-defence functions, which include management of ING’s (regulatory)
liquidity and funding position, maintaining access to the professional funding markets, and managing the liquidity buffer. Financial Risk, as the second line of defence, is responsible for developing and maintaining
ING’s policies, standards and guidelines on F&L risk management, as well as for setting the F&L risk appetite through stress testing and other risk measurement activities. The Finance function is responsible for management information and regulatory reporting related to funding and liquidity risk management. As the third line of defence, Corporate Audit Services is responsible for independently assessing the design, effectiveness, and implementation of the Funding & Liquidity framework.

Funding and liquidity framework

Macro environment

Macroeconomic environment

Geopolitical environment

Central banks' monetary policies

Regulatory requirements

ING Group strategy

- Business model
- Dynamic plan
- Financial ambitions

ING Group Capital, Funding & Liquidity Strategy

- Capital, Funding & Liquidity Adequacy

ING Group ICLAAP

Risk identification and assessment
- Annual top-down risk assessment
- Annual bottom-up risk assessment
- Quarterly CLAS
- Monthly ALCO Bank / ICLAAP Committee

Risk appetite framework
- RAS setting
- Cascading of RAS limits
- Monitoring against RAS limits

Stress testing
- Scenario design
- Firm-wide stress tests
- Reverse stress tests

Planning and forecasting
- Rolling Forecast
- Dynamic plan
- Capital and Funding plan

Continuity
- Contingency Capital and Funding Plan
- Recovery Plan
- Resolution Plan

Capital and Liquidity management
- Capital & liquidity buffers
- Collateral management
- FTP and CLC
- Intra-group management
- Intraday management
- Monitoring, reporting and disclosures

Market environment

Macro development, depth and access

Credit rating

Peer benchmarking

Funding and liquidity management strategy and objectives (*)
The main objective of ING’s funding and liquidity risk management is to maintain sufficient liquidity to fund the commercial activities of ING, both under normal and stressed market circumstances across various locations, currencies, and tenors.
ING’s funding consists mainly of retail and corporate deposits contributing around 50 percent and 25 percent of total funding, respectively. These funding sources provide a relatively stable funding base. The remainder of the required funding is attracted primarily through a combination of long-term and short-term

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 207
professional funding. Group Treasury manages the professional funding in line with the F&L risk appetite, with the aim of ensuring a sufficiently diversified and stable funding base.

Funding mix[1]
	2023	2022
Funding type
Customer deposits (retail)	52%	51%
Customer deposits (corporate)	22%	23%
Lending/repurchase agreements	7%	6%
Interbank	2%	6%
CD/CP	5%	3%
Long-term senior debt	10%	8%
Subordinated debt	2%	2%
Total	100%	100%
1 Liabilities excluding trading securities and IFRS equity.

ING Group long-term debt maturity profile by currency at year-end 2023
in € billion (nominal amounts)	2024	2025	2026	2027	2028	2029	Beyond 2030	Total
Currency
EUR	1.3	6.8	9.1	6.9	8.5	9.8	25.6	68.2
USD	0.9	0.4	3.7	4.6	3.1	1.2	4.7	18.5
Other	1.2	1.3	2.6	0.3	1.6	0.9	2.9	10.8
Total	3.4	8.5	15.4	11.8	13.3	11.8	33.3	97.4

ING Group long-term debt maturity profile by currency at year-end 2022
in € billion (nominal amounts)	2023	2024	2025	2026	2027	2028	Beyond 2029	Total
Currency
EUR	4.8	1.2	6.9	5.4	5.7	8.5	28.9	61.4
USD	2.8	1.0	0.4	3.8	3.1	3.7	4.5	19.2
Other	1.2	1.3	1.3	2.2	0.4	1.1	1.8	9.2
Total	8.8	3.4	8.6	11.3	9.2	13.3	35.2	89.9
Funding and liquidity adequacy and risk appetite (*)
ING identifies key drivers of short-term and future liquidity and funding needs on an ongoing basis through the periodic risk identification process. Taking into consideration the identified risk drivers, ING regularly assesses its current and future liquidity adequacy and, if deemed necessary, takes action to further improve
ING’s liquidity position and maintain sufficient counterbalancing capacity. A liquidity adequacy statement is formulated on a quarterly basis to substantiate and reflect the management view on the current funding and liquidity position as well as the potential future challenges. The quarterly liquidity adequacy statement is an important part of ING’s ILAAP process.
Additionally, ING completes ad-hoc funding and liquidity assessments if deemed necessary. Following the banking turmoil in March 2023, ING completed a lessons-learned deep-dive. This deep-dive included peer and internal analysis of deposit structures and liquidity buffers, and a review of the influence of mobile banking apps and social media on financial institutions. The F&L risk appetite subsequently incorporated elements of this analysis, as well as the impacts of quantitative tightening, TLTRO III redemptions, increased competition for savings in the higher-interest-rate-environment and potentially higher deposit outflows in certain countries, in the 2023 review.
ING assesses its F&L adequacy through three lenses – stress, economic and normative:
•Through the stress lens, ING evaluates its ability to withstand periods of prolonged F&L stress for both normative and economic requirements or limits under idiosyncratic, market-related, a combination of idiosyncratic and market-related and climate risk scenarios, which lead to customer deposit outflows, deterioration of access to funding markets, and lower liquidity value of counterbalancing capacity.
•Through the economic lens, ING assesses the extent to which its customers, professional counterparties and investors are comfortable to provide deposits and funding in the tenors, currencies, and instruments necessary to sustainably fund the business (intraday, short-term and long-term) in a going-concern situation.
•Through the normative lens, ING ascertains that the bank is in the position to meet current and future home and host regulatory requirements.
For each lens, ING has established a related set of risk appetite statements, which define ING’s risk appetite commensurate with the principles of liquidity adequacy. These risk appetite statements are summarised in the following illustration:

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 208

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

The bank should be able to meet payment and settlement obligations on a timely basis

Geographical dependencies with respect to intra-group funding are to be limited

Normative

We comply with home and host regulatory funding & liquidity requirements

The F&L risk appetite statements are translated into a number of metrics with appropriate boundaries and instruments, which are used to regularly measure and manage ING’s funding and liquidity risk. The risk appetite with respect to the stress lens aims to have sufficient counterbalancing capacity under various internally defined stress scenarios. Regarding the economic perspective, an internally defined stable funding to loans (SFtL) ratio and stable funding surplus metric (supplemented by other metrics) is used to stimulate a diversified funding base and to prevent overreliance on professional funding. Finally, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) regulatory metrics are monitored in terms of both ING’s risk appetite and normative requirements.
The macroeconomic and market environment are also important considerations in ING’s funding and liquidity framework. The macroeconomic environment comprises various exogenous factors over which ING has no control, but which may have a material impact on ING’s F&L position. The main macroeconomic factors analysed on a regular basis include:
•Performance of global and local economic performance e.g. shifts in GDP, inflation rates, unemployment rates, and public deficit/surplus;
•Developments and risks arising from geopolitical tensions and related trends;
•Monetary policy with a focus on the alternative monetary measures employed by central banks in recent years as a result of the global energy crisis and the recent period of high inflation;
•Regulatory requirements; e.g. understanding the changing regulatory landscape as well as the impact of
ING’s actions on existing regulatory boundaries.
The strategic ambitions of ING, together with the design and execution of the funding plan, are assessed under both current and projected market conditions. An emphasis is placed on understanding overall market trends and developments, credit rating changes, and peer comparisons.
Liquidity stress-testing (*)
Funding and liquidity stress-testing forms part of the overall F&L framework. It allows ING to examine the effects of exceptional but plausible future events on ING’s funding and liquidity position. It also provides insight into which entities, business lines or portfolios are vulnerable to which types of risk drivers or scenarios.
The stress-testing framework encompasses the funding and liquidity risks of the consolidated balance sheet of ING Group, including all entities, business lines as well as on-, and off-balance-sheet positions. The net liquidity position (NLP) is the main stress-testing measure and is measured at different time buckets.
The stress-testing framework considers idiosyncratic, market-wide, combined (idiosyncratic and market-
wide), and climate and environmental stress scenarios. The design of the framework is based on empirical evidence supplemented by expert judgement. The framework can be extended to additional ad-hoc scenarios. For example, it can be used as input for firm-wide stress testing and reverse stress testing.
Outcomes of the stress tests are considered in the key aspects of ING’s F&L risk framework and F&L risk management, including:
•Risk Appetite Framework (through risk appetite statements);
•Risk identification and assessment;
•Monitoring of the liquidity and funding position;
•Business actions (if needed);
•Contingency funding plan;

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 209
•Early-warning indicators.
The funding and liquidity stress-testing framework is also subject to regular internal validation by model validation.
In line with supervisory expectations, ING’s liquidity position is stress tested on at least a monthly basis using scenarios that form part of the F&L risk appetite statement. The results of all internal stress scenarios are monitored and assessed on a regular basis. In addition, ad-hoc scenarios based on current economic and market developments are run to determine their potential impacts on the funding and liquidity position of ING. In 2023, this included stress test scenarios dedicated to the impact of rapid deposit outflows on the bank, as well as a shutdown of short and long-term funding markets. The internal stress scenarios also serve as input in the decision on additional contingency measures.
Contingent F&L risks are addressed in the contingency capital and funding plan with a focus on early-
warning indicators as well as organisation and planning of liquidity management in times of stress. The contingency funding measures are developed in conjunction with the ING recovery plan and are reviewed and tested on a regular basis

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 210
Environmental, social and governance risk
Introduction
Environmental, social and governance (ESG) risk is not identified as an independent risk category/ risk type.
Rather, it is a set of drivers affecting the likelihood and severity of existing risk categories/ risk types. ESG risk is an overarching set of risk drivers affecting:
•Financial risks: solvency risk, credit risk, market risk, funding & liquidity risk;
•Non-financial risks: operational risk, IT risk, reputational/litigation risk, compliance risk;
•Other overarching risks: model risk and business risk.
ESG risk is defined as any negative financial and/or non-financial impact on ING due to the present or future impacts from ESG factors on and stemming from ING’s own operations – as well as its business activities as a company, its counterparties, and any sourced processes. The ESG risk definition considers:
•ESG risk with regards to own operations: The risk of any negative financial and/or non-financial impact due to an ESG factor causing damage to ING’s infrastructure, or due to an adverse reputational impact resulting from non-compliance with ING’s commitments and ESG-related laws, regulations and disclosures.
•ESG risk with regards to business activities: The risk of any negative financial and/or non-financial impact due to an ESG factor causing damage to ING’s business activities (for example from lending to counterparties, investment exposures, funding activities and sourcing processes).
ESG factors are defined as environmental, social or governance matters that may have a positive or negative impact on the financial performance or solvency of an entity, sovereign or individuals.
•Environmental factors are related to the quality and functioning of the natural environment and of natural systems, and include factors such as climate change, biodiversity and ecosystems, water and marine resources, resource use and circular economy, and pollution. Environmental factors are defined as environmental matters that may have a positive or negative impact on the financial performance or solvency of an entity, sovereign or individual.
•Social factors are related to the rights, well-being and interests of people and communities, and include factors such as (in)equality, health, employee empowerment, diversity and inclusion, employee and customer health, safety and protection, inclusiveness, labour relations, human rights, workplace health and safety, human capital and communities.
•Governance factors cover corporate governance practices, including executive leadership, executive compensation, audits, internal controls, sound tax practices, board independence, shareholder rights, ethical considerations, anti-corruption and bribery, sound risk management structures, organisation and functioning of the management body, transparency with regards to disclosures of information rules and practices and also the way in which companies or entities include environmental and social factors in their policies and procedures.
Within environmental risks a further distinction is made between physical and transition risk.
•Physical risks refer to any negative financial and/or non-financial impact due to the physical effects of environmental factors. Such physical effects include:
•Acute physical effects, which arise from:
•Climate-related (weather-related) hazards such as storms, floods, fires or heatwaves.
•Other environmental hazards related to biodiversity and ecosystems, water and marine resources, resource use and circular economy and pollution, that may damage production facilities and disrupt value chains.
•Chronic physical effects, which arise from longer-term trends (progressive shifts), such as temperature changes, rising sea levels, reduced water availability, biodiversity loss and changes in land and soil productivity.
•Transition risks refer to any negative financial and/or non-financial impact due to the effect of the transition to a net-zero and more environmentally sustainable economy. The transition includes:
•Climate and environment related policy changes;
•Technological changes;
•Market sentiment and demand changes.
Governance
The ad hoc ESG committee is responsible for supervising ING’s ESG direction, endorsing and monitoring progress, and advising the MBB on dilemmas. The ESG Sounding Board, comprised of senior leaders, guides the development and implementation of ESG topics as well as reporting on progress. Further details on ESG risk governance are provided in the section below.
ESG Risk Committee (ERC)
The ERC is a standing committee at ING involved in matters related to ESG risk. It is the primary oversight committee for ESG risk matters such as ESG risk methodologies, ESG risk internal and external reporting, the
ESG risk framework, and the manner in which we address regulatory requirements related to ESG risk. The
ERC oversees the management of ESG risk for ING. The committee also facilitates cross-functional alignment and decision-making on material operational issues (for risk types on which ESG risk has a material impact).
The ERC is established as a technical board, and is serving MBB and/or MBB delegated committees
(depending on the topic) as support in decision-making, and ensures that ESG risk related matters discussed at the SB are executed and delivered on.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 211
The MBB delegated committees involved are the Global Credit and Trading Policy Committee (GCTP), Bank
Non-Financial Risk Committee (BNFRC), Model Risk Management Committee (MoRMC), Asset and Liability
Committee (ALCO), and Global Credit Committee Transaction Approvals (GCC- TA).
ESG Risk department
The ESG Risk department is a function that is part of ING's second line of defence. The head of ESG Risk reports to the head of Integrated Risk, reporting directly to ING’s Chief Risk Officer (CRO). The ESG Risk department, under the leadership of the head of ESG Risk, is responsible for adapting ING’s risk management framework to account for ESG risk. The ESG Risk department challenges and provides oversight on the implementation of ESG risk practices by the first line of defence.
The ESG Risk department is responsible for:
•Maintaining the ESG risk framework and related policies and mandatory instructions;
•Addressing the requirements of ESG risk regulations and supervisory guidance, such as the European
Central Bank's (ECB) guide on climate-related and environmental (C&E) risks;
•Setting ESG risk appetite;
•Identifying and assessing ESG risk;
•Monitoring and reporting ING’s ESG risk profile.
Environmental and social risk (ESR) team
The environmental and social risk (ESR) team is a Wholesale Banking risk function that's part of ING's second line of defence (the first line being the business itself). The ESR team performs an advisory role to support the deal principals, senior credit officers, and approval authorities on individual transactions/engagements.
The degree of the ESR team engagement in transactions is dependent upon (i) the risk profile of the client, project or business engagement, (ii) ING’s exposure, and (iii) the risks screened. In some locations, an ESR delegated adviser may be appointed if mutually agreed by the head of ESR and regional head. Such a role would support the senior credit officer (SCO), who would be responsible for ESR in the region.
The ESR function encompasses the following activities:
•Create and maintain policies for sensitive industry sectors;
•Assess transactions for environmental and social risk;
•Monitor high-risk clients to assess compliance with sustainability criteria;
•Spread ESR awareness throughout ING;
•Participate in European and global advisory groups (e.g. OECD advisory group, steering committee to the
Equator Principles, Thun Group of Banks) to help bring all banks to the same high standard.
Managing ESG risk
The ESG risk framework assists in managing ESG risk effectively through the application of the risk management process at varying levels of the organisation. The risk management cycle describes the processes by which ING can identify, assess, measure, mitigate and monitor ESG risk integrated within the existing risk types.
ESG factors (the drivers of ESG risk) can lead to a negative financial and/or non-financial impact through a variety of transmission channels. Transmission channels refer to the causal chains that explain how the various risk drivers impact institutions through their own operations or business activities (see the figure below).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 212

ESG risks
Environmental risks
Climate related physical risks
Acute
Flood
Wildfire
Cyclones
Chronic
Increase in temperature
Shifts in precipitation
Sea level rises
Other environmental physical risks
Resource scarcity
Biodiversity loss
Pollution & waste management
Transition risks
Technology development
Policy & Regulation
Market changes
Social risks
Environmental risks
Changes in social policy
Changes in market sentiment
Governance risks
Inadequate management of E&S risks
Non-compliance with corporate governance frameworks/codes
Economic transmission channels
Business
Property damage & Business disruption
Stranded assets & New capital expenditure
Households
Loss of income
Property damage
Macro economy
Shifts in prices
Productivity changes
Labour market frictions
Negative customer and investor preference
Legal liability for damages caused and loss of customer preference
Exposure to controversies
Negative customer and investor preference.
Financial risks
Credit risk
Defaults by businesses & households
Collateral depreciation
Market risk
Repricing of equities, fixed income, commodities, etc.
Underwriting risk
Increased insured losses
Increased insurance gap
Operational risk
Supply chain disruption
Forced facility closure
Liquidity risk
Increased demand for liquidity
Refining risk
Compliance risks & Reputational/litigation risk
Greenwashing risks
Misselling
Failure to meet commitments

Source: Adapted from NGFS Climate Scenarios for central banks and supervisors, June 2020

Risk identification
Managing ESG risks covers both physical risks (e.g. extreme weather events, soil degradation) and transition risks (e.g. policy changes, shifts in market sentiment and consumer demand). The potential impacts that physical and transition risks could have on households, businesses as well as on the macroeconomy can translate into a range of financial risks for ING. The ESG risks can materialise through defaults of businesses and households, increased volatility in equity and commodity markets, disruptions to banks' and customers'
operations, and litigation procedures. ING has identified the physical and transition risk transmission channels for credit risk (for our Wholesale Banking, Business Banking, and mortgages portfolios separately), market risk, operational risk, underwriting risk, compliance risk and liquidity risk.
Furthermore, the outcome of ING’s bank-wide risk identification and assessment process indicates that climate risk is an emerging risk considering both its likelihood and impact. That means it has the potential to significantly affect our performance but its impact on the organisation is more difficult to assess than other risk drivers.
Risk measurement
ING measures its exposure to environmental risk by assessing and measuring risks through risk quantification methodologies. The methodologies take into account qualitative and quantitative criteria and different time horizons (short, medium and long-term). The definitions for short, medium and long-term depend on the climate risk (physical or transition risk), the existing risk type (credit, market, operational, compliance and liquidity) and the portfolio under consideration.
Quantification approaches for our Business Banking and Wholesale Banking portfolios include:
•Exposures towards companies excluded from EU Paris-aligned benchmarks;
•Exposures to the top-20 most carbon-intensive firms.
Quantification approaches for our immovable property portfolio include:
•Mapping of collateral values to physical risk hazards;
•Transition risk given the EPC label distribution of the portfolio.
Using various quantification approaches ING is able to identify and assess our material Environmental risks.
Different quantification approaches have been developed for the different business segments
Risk mitigation
The mitigation of the identified risks can be performed through several risk mitigating strategies, such as reducing risk levels, avoiding risk, accepting risk or transferring the risk. The measures are embedded as part of the updates of the existing policies and procedures in the different risk categories / risk types to mitigate material ESG risk. Mitigation activities can be performed at a portfolio, client or transaction level and include, but are not limited to:
•Engaging with high ESG risk counterparties to understand and support their mitigation plans. For instance, the conditions that apply to loans based on the ESR outcome can play an important role in helping clients improve their environmental and social performance, as well as ensuring their continued
compliance with our ESR policy;
•Setting the risk appetite statement (RAS) to limit the level of acceptable risks with consequence management attached;
•Ensuring appropriate business continuity plans and insurance are in place to reduce the impact of more frequent and severe weather events for both ING's own operations and business activities, thus reducing the inherent risk.
Risk appetite
We used the outcomes of the C&E risk heatmap exercise to introduce climate risk elements in the credit risk appetite from 2022 onwards. In 2023, we continued with the monitoring mechanism which was established

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 213
for Wholesale Banking (WB) at the start of 2022, which limits growth of sub-sectors with a higher exposure to C&E risks, while allowing for growth within the overall sector limit. In July 2022, this mechanism became binding for WB sectors. For Business Banking (BB) sectors, a similar approach was used and the BB credit risk appetite has been in a monitoring period since 2022. In addition, climate risk has been incorporated into the
2023 market risk banking book risk appetite, with the introduction of sensitivity metrics per climate risk category.
Stress testing
ING’s climate stress-testing model leverages upon data gathered and models developed for the ECB Climate
Risk Stress Test, enhanced with internal climate risk stress test analysis. The risk coverage of the internal climate risk stress test is the full credit portfolio reflecting both flood and transition risk. For transition risk, a data-driven approach is developed to reflect the increase in the carbon price and therefore energy costs.
The analysis focuses on (i) energy performance certificate (EPC) level for mortgages and corporates secured by real estate and (ii) NACE sector level for corporates not secured by real estate. For market risk, both the banking and trading book are included. Other risks are covered as well, among others non-financial risk, issuance risk, business risk, and model risk. The climate stress test shows a manageable impact on ING from a financial perspective in the short-term as sufficient contingency measures are available to mitigate the impact. The contractual maturity of ING’s financial assets including loans to business customers (Wholesale
Banking and Business Banking) is mostly short-term, except for loans to customers covered by immovable property (Retail Banking residential mortgages). We have not analysed the potential impact for the medium and long-term on ING’s capital position in ING’s climate stress test.
In addition, ING has developed the climate risk stress testing global procedure for ICAAP purposes to formally integrate climate risk stress testing within the ING Group ICAAP stress-testing framework. Within this document, guidance is provided on the minimum standards that need to be applied when climate risk stress tests are developed, implemented, and executed. With these minimum standards, the ING Group stress test framework has been extended with explicit requirements for ESG risk analyses. The document currently focuses on physical risk and transition risk as these can be properly quantified within stress testing. We aim to include other ESG risks later, and the same applies for the reflection of regulatory requirements as this topic is still evolving
Risk monitoring
ESG risk information is reported on a periodic (at minimum annual) basis, to measure and monitor risk exposure against the risk appetite and tolerance. Climate risk appetite is distributed on a monthly basis to the MBB and senior management and reported quarterly via the management report to the GCTP. Physical and transition risk results are reported semi-annually in ING Group’s additional pillar III report. The ESG risk dashboard is reported to the MBB semi-annually.
Managing ESG risk in practice
ING’s ESR framework helps us make informed choices about how, where and who we do business with. In
2023, the ESR framework was updated to reflect several (minor) amendments following the last comprehensive review that took place in June 2021. Among the updates are a clarification on the self-
declaration approach used for Business Banking and a new restriction on dedicated upstream oil and gas financing. The next comprehensive review of the ESR framework will take place in 2024. For more information about ESR at ING, please refer to our corporate website.
The ESR framework includes standards and best practice guidance for ESR-sensitive sectors. It includes explicit restrictions on activities not in line with ING’s values and harmful to people and/or the environment, which we do not want to finance.
The way the ESR framework is applied in practice differs per product type and segment. The most significant potential environmental and social impacts come from large corporates within our Wholesale Banking segment. However, mid-corporate clients and small and medium sized companies (referred to as the
Business Banking segment) undergo a (basic) screening process too. Lastly, the ESR framework minimum requirements are also included in ING’s procurement policy and apply to the screening of suppliers of ING’s global procurement activities.
The ESR framework is incorporated in ING’s KYC policy framework, meaning that the ESR client assessment is part of the regular client on-boarding and review process. Next to that, the ESR framework prescribes a dedicated ESR transaction assessment for corporate clients that helps us identify the level of risk. The combination of the ESR client and ESR transactional assessments provide us with the total ESR outcome. If the total ESR outcome is high risk, the transaction requires an ESR assessment and advice from the dedicated ESR team.
While we have a robust ESR framework and made progress in enhancing the automation of the checks and controls in the ESR assessment processes, we acknowledge that we need to improve our processes around the ESR Framework and its implementation. We see room for improvement to further ensure adequacy and completeness of data necessary to steer, manage, evidence, and monitor these risks at the level of granularity needed.
Of all WB engagements in scope of the ESR framework in 2023, 84 percent were considered ESR low-risk
(2022: 84 percent), 6 percent ESR medium-risk (2022: 7 percent) and 10 percent ESR high-risk (2022: 9 percent). ESR high-risk cases require specialized advice from the global ESR team. Beyond these high-risk cases, the ESR-team is also consulted on other types of engagements, such as trade-related requests, medium-risk transactions and inquiries from the KYC department about the ESR client assessment.
Depending on the nature of the request, the ESR-team provides an advice on these cases too. The ESR advice assesses the specific product offered and environmental and social impacts associated with it, the sector, operating context and geography of the engagement and other relevant factors. Based on this in-

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 214
depth research, an advice is given. The ESR advice is binding (on its conditions or its negative conclusion) to the relevant approval mandate holder for the underlying credit risk. If the applicable mandate holder disagrees with the ESR advice, it can be escalated to the Global Credit Committee (GCC) for a final decision.
The GCC is the only body that can overrule the ESR advice. Of the 371 ESR advices given in 2023, 50 percent were positive, 34 percent positive subject to conditions and 16 percent negative. Conditions included in an
ESR advice could play an important role in helping clients improve their environmental and social performance and transitioning and ensuring their continued compliance with our ESR policy.
The ESR team mainly focuses on Wholesale Banking transaction advice, including (support for) engagement around ESR with clients, in some specific cases. In 2023, ESR visited several projects around the world as part of the due diligence and engagement process. In addition, the team works on a continuous improvement of the ESR framework, to cater for developments in the environmental and social space. ESR acts as a sparring and training partner for multiple internal teams, such as risk, front-office, KYC, and other teams, so that ESR knowledge is improved and spread.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 215
Non-financial risk
Introduction
Non-financial risk (NFR) is defined as the risk of financial loss, legal or regulatory sanctions, or reputational damage due to inadequate or failing internal processes, people and systems, a failure to comply with laws, regulations and standards, or external events.
Governance
The global head of NFR is responsible for developing the framework of NFR policies and standards within ING, and for monitoring the quality of non-financial risk management in the ING entities. In addition to the global steering provided through the framework, the bank’s Non-Financial Risk Committee (NFRC), chaired by the
Group chief risk officer, is the highest level of the non-financial risk committees within ING, and is mandated by the MBB to opine on and approve non-financial risk matters, to monitor or verify whether appropriate action is taken by responsible management, and endorse the non-financial risk appetite.
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
Internal fraud: acts of fraud that involve at least one internal party performed by or in collusion with an ING employee or agent with the consequence of financial loss, regulatory fines, litigation loss, business disruption and/or reputational damage for ING.
External fraud: acts of fraud or scams by individuals and/or parties excluding ING staff (including contractors), with the consequence of financial loss, regulatory fines, litigation loss, business disruption and/
or reputational damage for ING.
Measurement approach
ING uses an internal model in line with the advanced measurement approach (AMA) to determine the regulatory and economic capital amounts necessary to cover potential losses resulting from non-financial risks. This model calculates the non-financial risk exposure by combining a forward-looking and a backward-
looking view on non-financial risk events. ING reports the outcome of its AMA model quarterly. The CRR3 regulation (relating to new EU banking rules from the European Commission),  set to come into force in
January 2025, will usher in the Standardized Approach, replacing the current AMA model. As it prepares to implement this non-model-based formula to calculate regulatory operational risk capital, ING is re-
designing the internal model it uses for economic capital and stress testing purposes (Pillar II).
Main developments in 2023
Personal and physical security
The war in Ukraine continues to have a fundamental impact on the lives of our colleagues and their families, and the way in which we conduct our Ukrainian operations. Yet the impact of the war on ING’s non-financial

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 216
risk profile and on operational event losses continues to be limited, thanks to an extensive set of mitigating measures ING has taken since the start of the war.
In Türkiye, the earthquake in February 2023 had a major impact on the nearly 600 ING employees and their families working and living in the affected area, especially in and around Kahramanmaraş. Tragically, five employees lost their lives in the disaster and four were injured. One local branch was destroyed and three seriously damaged. The operational centre was spared, and has served as a shelter for those employees and their families left homeless. The swift and coordinated response by local staff and our head office in
Istanbul focused primarily on supplying aid for the local ING community, but also on retrieving assets from the affected branches. Despite serious disruption to local processes due to damaged infrastructure, the impact to the non-financial risk profile remained limited.
Political and social developments in many societies around the globe have led to further polarisation and protests against governmental and public institutions, impacting the security risk profile of ING Bank and its employees. Various environmental activist groups, e.g. Extinction Rebellion, have protested at ING Bank head office buildings and local branches in the Netherlands, calling on ING to stop financing the fossil-fuel sector. To keep employees and clients safe, and ensure the continuation of business processes, security controls at ING locations around the world are frequently assessed.
Cybercrime and fraud
The further digitalisation of banking services, increasing electronic exchange of information via different consumer channels, use of and dependency on third-party vendors for services, and the implementation of
PSD2 present ongoing cybercrime resilience, fraud management, and IT-security challenges for companies in general, and financial institutions in particular. Both the frequency and the intensity of attacks continue to increase on a global scale. They are becoming more sophisticated too, with the use of artificial intelligence, and the implications of ransomware attacks are a concern in the threat landscape.
The continuous enhancement of the control environment to protect from, and detect and respond to, e-
banking fraud, distributed denial-of-service (DDoS), targeted attacks, and more specific ransomware attacks is of ING's highest priority. Based on regular scenario analysis done in ING’s first line of defence, additional tools and controls continue to be embedded in the organisation, as part of the overall internal control framework, and we are continuously reassessing these against existing and new threats, as well as the changing modus operandi.
The introduction of new products and evolving threats against those services, combined with developing technologies such as generative AI and deep fake, are continuously presenting short- and medium term fraud management challenges. Cybercriminals are becoming more resourceful in targeting financial and sensitive (payment/personal) data, such as customer user credentials outside the traditional banking environment. For example, criminals can obtain sensitive payment or personal data via social forums such as WhatsApp, dark web shops, by screen scraping user credentials, or through third-party data breaches.
In 2023, these challenges increased, with more sophisticated phishing attempts, improved social-
engineering fraud attempts, and high volumes of scams through so-called authorised push-payment frauds.
This increase in scams is a major concern for financial institutions, with often devastating consequences for customers. While financial institutions have limited means to prevent such authorised transactions, it is a priority to help prevent this type of fraud.
With legislation such as EBA PSD2, which requires payment service providers to establish a framework with appropriate mitigation measures and control mechanisms, and the continuing emphasis on duty of care, financial institutions are becoming increasingly responsible for losses incurred by clients. Institutions are also taking on more of the burden of reclaiming these losses. Developments as seen in the UK by regulatory changes as well as the upcoming PSD3 requirements, which amends and modernises PSD2, will impact banks more significantly in this area, dramatically increasing banks’ exposure.
In addition, economic pressures in many of ING’s operating countries could be a factor in pushing customers into fraudulent activity. We notice attempts, impact, and ING's increasing fraud losses in credit facilities, often carried out with forged documentation. ING continues to strengthen its fraud resilience by partnering with peers in the financial industry, as well as law-enforcement authorities and governments. We believe a collaborative approach with other industries is the only way to tackle fraud effectively. ING’s global fraud management team brings together skilled fraud-management experts from various domains, and is responsible for making sure that ING's business and fraud strategy remains aligned on fraud threats, market best practices, applicable law and legislation, risk appetite and operational targets.
Data risk management
Data, whether customer, financial, risk or other business – is core to ING’s purpose. Data leads to insights and insights empower people to stay a step ahead in life, and in business. In 2023, ING’s Data Management team worked to speed up how quickly we execute our data strategy, to ensure data quality, keep data safe and secure, improve our data literacy, and simplify our data functions. This should enable and support steering to right actions regarding data, including personal data protection, data security, data quality and data ethics. Addressing emerging risks such as AI, most specifically generative AI, and societal concerns around the ethical handling of customer data, are top priorities for ING.
Identity and access management (IAM)
IAM remains one of the focus areas of ING. It’s an important element in our control framework for preventing and mitigating the risk of unauthorised access to IT systems, and the data processed and stored in these systems. This is done by enforcing IAM global processes and controls, which are periodically reviewed and tested. These processes and controls are supported by technologies, tooling, and practices

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 217
managed by a dedicated IAM team in the Chief Information Security Office (CISO). The team focuses on identifying improvements to address developments both inside and outside ING. In 2023, ING continued the activities to improve in this area, with specific attention given to the further implementation of supporting tooling, the standardisation and harmonisation of processes and workflows, and automation of IAM controls. In 2023, ING identified areas for improvements, with specific attention given to the further implementation of supporting tooling, the standardisation and harmonisation of processes and workflows, and automation of IAM controls.
Operational resilience
Providing safe, secure and seamless services is at the heart of ING's strategy. Preventing disruptions and ensuring a quick recovery from disruptions is an important element of that. In 2023, ING made further progress with implementing its operational resilience framework. As part of this implementation, we are mapping processes underlying our most critical business services. This includes the facilities, people, third-
and intragroup parties, data and technology that support those processes. These processes are then tested against severe but plausible scenarios in an effort to identify weaknesses. This helps ING identify opportunities to enhance its operational resilience. In addition, ING has started with the implementation of the Digital Operational Resilience Act (DORA), which aims to further strengthen the digital operational resilience of financial institutions.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 218
Compliance risk
Introduction
Compliance risk is defined as a threat posed to ING’s standing resulting from failure to act in line with applicable laws and regulations, internal rules (including ING’s Orange Code and global Code of Conduct), and/or societal expectations that apply to the bank's services and activities. A failure to adequately mitigate compliance risk may lead to damage to ING’s reputation and/or legal/regulatory sanctions and/or financial
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
•Conduct risk refers to the compliance risks arising from potential or perceived misconduct by ING or its employees towards its customers, market integrity, business partners, employees, and other stakeholders including society at large.
•Organisational risk refers to the compliance risks arising from actual, potential or perceived flaws in the way that ING is organised and structured including its regulatory and reporting framework.
•Data protection (personal data protection, data retention) risk refers to the personal data protection risk of financial loss, (regulatory fines, reputational damage) due to not protecting the personal data rights of individuals as required, and as to data retention risk, to having the records being destroyed too soon or retained too long.
ESG-related compliance risks have been added as a new risk driver in the compliance risk catalogue. This is taking place in close collaboration with internal stakeholders to make sure that roles and responsibilities with regard to identifying, assessing, managing, and overseeing these risks are in line with ING's organisation globally.
Governance
The Compliance organisation is part of ING’s second line of defence, where Group Compliance sets the methodologies and minimum standards for the bank. Compliance for the business lines Wholesale Banking, and Retail Banking / Rest of World together with Compliance in the Market Leaders countries and functional lines in the countries along with relevant stakeholders from the first line of defence are responsible for the execution of these standards, within the risk appetite set.
Compliance is tasked with instructing, advising, challenging and overseeing the first line of defence in how they manage risks that are within the scope of the ING Compliance Risk Catalogue. Compliance also has an active role in raising awareness (via training and communication), influencing and stimulating a sound compliance risk culture. The risks in scope of the Compliance Risk Catalogue are outlined in the ING
Compliance Charter.
Compliance is headed by the chief compliance officer (CCO), who reports directly to the CRO. The CCO has direct access to the Risk Committee of the Supervisory Board. The CCO and the chairperson of the Risk
Committee had regular bilateral consultations in 2023.
OneCompliance strategy
As a global bank in a fast-changing world we want to do the right thing to be safe, secure and compliant for our customers and for society. We achieve this by living up to our OneCompliance strategy.
The OneCompliance strategy is a multi-year, global compliance strategy based on the Compliance Risk
Management Cycle, a framework that aims to help ING manage compliance risks consistently across the organisation. In 2023, we further strengthened the operations of the Compliance Risk Management Cycle.
This resulted in improved processes around risk coverage and controls. At the same time in intuitive, actionable and insightful management information with a global dashboard in place to take smart decisions and keep oversight on both steering within risk appetite and on our global direction. As we operate in a dynamic and challenging environment, we are continuously learning and improving while reaching a more sustainable and mature level within the Compliance function.
Know your customer (KYC)
Know your customer and financial crime compliance continue to play a major role in making sure we only engage and do business with people and entities that meet regulatory requirements. Knowing who we do business with is vital to keeping ING safe, secure, and compliant. As part of our ongoing anti-money laundering efforts, we continuously assess relationships with customers, and monitor and screen transactions. It is our policy to review potentially unusual transactions and suspicious transactions and, where applicable, report these to the relevant authorities.
We are continuously working to further strengthen the KYC processes across the bank as and where required. This includes enhancing customer due diligence files and making structural improvements in frameworks, processes, and systems.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 219
Global approach
ING takes a global approach in its KYC improvement activities. In 2023, we continued substituting local technology with global technologies, completing the migration of transaction monitoring to the Global
Transaction Monitoring tooling and taking further steps in enhancing use of the global screening application.
We made further progress in migrating or moving KYC-related activities from local processing units to our dedicated operational hubs, which offer dedicated expertise and processing capabilities. In 2023, we further defined and refined the global way of working for the Customer Due Diligence (CDD), which enhances effectiveness and efficiency, and aim to implement this in all processing hubs and other ING locations.
KYC policy framework
The KYC policy and related control standards (the KYC policy framework) set the minimum requirements and control objectives for all ING entities to guard against involvement in financial crime activity. The framework reflects relevant national and international laws, regulations, guidance documents, and guidelines from national, European and international authorities, (supra)national risk assessments, and industry standards. The framework is updated regularly with subsequent implementations at global scale.
Knowledge and behaviour
We believe all our people play a role in protecting our customers, the bank, and society against financial crime and fraud. A sound risk culture requires us to act with integrity above all. We want to empower our workforce with the skills and knowledge they need to fight financial crime, and encourage them to speak up if they have concerns around managing financial crime risk.
As in previous years, we ran our (mandatory) training programme for KYC staff. This included continuing our partnership with the Association of Certified Anti-Money Laundering Specialists (ACAMS), to develop and provide tailored, certified training. The ACAMS training portfolio focuses on learning paths that provide professional foundational skills or advanced expertise in a range of topics, including customer due diligence, screening, transaction monitoring, and sanctions. New joiners at ING KYC departments complete a combination of ACAMS and ING internal courses aimed at ensuring their knowledge and skills are up to scratch. We updated our internal training programme following a yearly learning need analysis. In 2023, we included product-specific courses on top of the training focusing on strengthening the risk-management mindset.
Financial crime risk
Financial crime risk management aims to ensure that new and relevant financial crime trends and insights as well as regulatory requirements are identified, tracked and actioned in a timely manner. In terms of governance, the bank's NFRC, chaired by ING’s CRO, is the principal risk management forum where among others, financial crime risks are discussed. This committee reviews and escalates, where appropriate, key financial crime topics, threats and risks across ING to the Executive Board and Management Board Banking.
On KYC, the Global KYC Committee, chaired by ING's COO, is mandated by the MBB to steer, prioritise and approve KYC-related topics undertaken across ING, and to oversee compliance with the relevant laws and regulations and internal rules related to KYC. The day-to-day responsibility for the oversight of ING’s compliance with our legal and regulatory obligations, in relation to financial crime risks, sits with the global head of Financial Crime Compliance. This global head reports to ING’s chief compliance officer, with oversight by the CRO.
We believe all our people have a key role to play in the fight against financial crime. Having a robust and sound risk culture embedded in our day-to-day way of working is a foundational element of our financial crime risk control environment. We define the accountabilities and responsibilities of our workforce in accordance with the three-lines-of-defence model, considering our business, geographical and functional structure.
As an organisation, we’re committed to meeting our legal and regulatory requirements and the standards we also expect from ourselves. ING remains subject to (regulatory) investigations and scrutiny in certain jurisdictions, and we’re committed to executing and implementing the identified enhancements required in our wider Enhancement Programme (EP) and our financial crime risk framework in a sustainable way for the longer-term.
Key risk management processes
ING strives to play its part in contributing to the safeguarding of the financial system against illicit financial activity, in the context of heightened and changing regulatory expectations, and as financial crime risks continue to evolve. To live up to our role as a global financial institution in combatting financial crime, we believe it is essential to comply with anti-money laundering and counter-terrorism financing (AML/CTF) laws and regulations, establish a reasonable and risk-based control framework to mitigate financial crime risk, and to seek to provide useful information to relevant government agencies. We also believe it is important to respond swiftly and proactively to new financial crime threats and techniques as well as relevant media reporting.
To mitigate financial crime risks, we apply a framework of preventative and detective systems and controls, underpinned by policy, procedures and related control standards across our global business in all locations where we operate. In 2023, we remained focused on maturing our Financial Economic Crime Controls in the context of the Enhancement Programme (EP) by continuing to strengthen our financial crime risk management framework and supporting sustainable remediation of known issues. At the same time, we acknowledged that the continuous maturing of the financial crime risk management framework, as well as other developments such as regulatory and legislative changes, continued to require our attention and commitment as the bank focused on operational effectiveness (OE). Through robust oversight and challenge as the second line of defence, it is our goal to ensure that OE is demonstrably sustainable.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 220
In line with ING’s ambition to have a more data-driven, dynamic, and forward-looking systematic integrity risk analysis (SIRA), in 2023 the SIRA introduced enhancements to the existing process and piloted a proposed methodology. This will contribute to further enhanced insights into the financial crime integrity risks ING may be exposed to. These developments improve the risk identification, reporting quality, and management of these risks in accordance with our risk appetite across our global footprint.
Bribery and corruption
Bribery and corruption undermine business confidence and corporate integrity, hinders fair business competition, and harms international trade. ING takes these risks seriously: bribery and corruption risks are part of our non-financial risk framework and are in the design of our client and third-party due diligence, and monitoring measures in our financial crime risk management framework. We have continued to strengthen our ability to respond to bribery and corruption risks in key areas as part of our multi-year maturity programme. This supports our zero-tolerance approach to bribery and corruption, meeting the governance elements of our sustainability objectives.
Customer tax compliance
Compliance with customer tax-related regulations and reporting, obligations, under the Foreign Account Tax
Compliance Act (FATCA), the Common Reporting Standard (CRS), and Mandatory Disclosure Rules, aims to ensure that ING is not involved in facilitating tax-related financial crime, such as tax evasion or aggressive tax-avoidance schemes, on behalf of its customers. These obligations and customer tax integrity are of utmost importance to ING. In 2023, we continued to mature its control framework and to improve the quality of our reporting to tax authorities. We also remain proactive to legislative developments and aim at timely preparation for new reporting obligations, such as those introduced by the 2024 Central Electronic
System of Payment Information (CESOP) regulation.
Sanctions
Russia’s invasion of Ukraine in 2022 fundamentally changed the global political landscape. It sparked a worldwide response, with significant sanctions packages imposed against Russia and Belarus. In 2023, global sanctions regimes have been increasingly active, creating a complex regulatory and legislative environment. And an intensive focus on sanctions worldwide is expected to continue in coming years. This has also led to an increasing focus of the EU, US, and other governments on the potential circumvention of sanctions against Russia, and the roles of third countries and companies in facilitating any circumvention or undermining the sanctions’ measures. Within the EU, there has been particular focus on the risk that some
EU-based businesses may be seeking to circumvent sanctions by exporting illicit goods, such as computer products and electronics, to Russia via third countries. This has prompted a concerted effort by governments to impose pressure on companies operating in these jurisdictions, and to stop the sanctions measures from being sidestepped by targeted Russian parties.
The proliferation of sanctions has contributed to increased efforts in ensuring ING’s control framework remains robust to mitigate against the bank’s sanctions risks. This has included applying greater scrutiny to transactions alerted for heightened risk of non-compliance with applicable sanctions, as well as efforts aimed at ensuring employees and customers are aware of the sanctions and potential circumvention risks.
Leveraging intelligence and internal data, work has also been completed to better understand the risks associated with the export of illicit goods from the EU to Russia via third countries, and ING’s potential exposure to the threat scenario.
ING’s policy generally prohibits relationships or transactions involving sanctioned persons and entities or comprehensively sanctioned countries, territories and their governments. It sometimes also means that
ING’s risk appetite may be stricter than legal obligations, and we may choose not to support certain customer relationships, business activities and transactions even if permitted by law. As a result of frequent evaluation of the business from economic, strategic and risk-based perspectives, ING, with limited exception, does not engage in business involving certain countries, including Cuba, Iran, North Korea, Sudan, Syria and the Crimea region. ING has a policy not to enter into new relationships with clients from these countries and processes are in place to discontinue existing relationships involving these countries.
Evolving financial crime landscape
Financial crime continues to evolve, whether through technology, new and sophisticated techniques used by serious and organised criminals, or the results of geopolitical events. The pandemic and associated social changes drove the unprecedented expansion of online and digital services. This in turn has prompted a surge in technological developments and cyber-enabled financial crime. This widespread digitalisation of the economy and artificial intelligence (AI) is leading to a reshaping of previously fixed ideas about methods used to launder and finance terrorism. Criminal groups have been quick to adopt and misuse new technologies, and are already harnessing the power of machine learning, AI, and anonymity-enhancing technologies, such as virtual currencies and mixers, to commit criminal activities. Such developments also enable criminal networks to become more agile, geographically interconnected and cohesive, using the new tools and techniques to circumvent enhanced AML frameworks.
ING takes these threats seriously and believes in responding proactively to such developments. We invest in new and innovative technological capabilities, and continue to enhance our cooperation with law-
enforcement agencies, industry bodies and regulators, and to develop intelligence and data-led collaborative solutions to detect and disrupt financial crime. In this context, this may at times include sharing information within ING to manage our financial crime risk exposure, in line with General Data
Protection Regulation requirements and local privacy laws and regulations.
Crimes against society
Society’s expectations with regard to financial institutions' accountability for safeguarding the integrity of the financial system have also created an increasingly demanding environment. ING recognises that

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 221
financial crimes have an adverse impact on individuals, communities, and the environment where they occur. We are committed to conducting our global activities with integrity, and in line with our ethical and social responsibilities. Geopolitical events and economic instability have contributed to rising inflation and the cost-of-living crisis, leaving individuals and businesses vulnerable to criminal exploitation, such as trafficking and corruption.
Labour and sexual exploitation remain the most common forms of human trafficking globally, and recent geopolitical events will also have an impact on the nature and scale of the human trafficking threat. The humanitarian crisis caused by Russia’s war in Ukraine has led to increased numbers of women with children being trafficked. Mostly refugees, they are at higher risk of exploitation. Looking ahead, it is possible that existing and future global events will lead to the migration of even more people. In 2023, knowledge on the financial crime risks posed to financial institutions by illegal migration and adult sexual exploitation were shared across ING through the KYC Academy’s online learning channel. ING is also participating in the human trafficking working group being run by Europol’s Financial Intelligence Public Private Partnership.
Environmental crime is among the most profitable criminal enterprises and covers a wide range of unlawful activities, including the illegal wildlife trade, the illegal extraction and trade of forestry and natural resources, illegal waste and illegal fisheries crime. As well as interface with other crime types, including corruption, trade-based fraud and human trafficking, there is also a convergence between environmental crime and ESG. In 2023, ING continued with our membership of the United for Wildlife Financial Taskforce, and with the United Nations working group on forestry crime, working with private, public and third sector partners to detect illegal crimes in the wildlife and forestry trade.
EU AML/CFT legislative package
In mid-2021, the European Commission (EC) adopted a package of legislative proposals aimed at strengthening anti-money laundering (AML) and counter-terrorism financing (CTF) rules. Although the proposals are yet to be finalised, ING welcomes this harmonisation, which removes a degree of regulatory complexity. ING has actively participated in workstreams and analyses prepared by banking associations such as the Dutch Banking Association (NVB) and the European Banking Federations to assist us in assessing the potential impact of the AML legislative package on the bank.
In September 2022, the Dutch Central Bank (DNB) published its report ‘From Recovery to Balance’ on the use of risk-based approaches. Since then, ING has actively participated in roundtable workshops organised by the NVB, which resulted in the creation of multiple ‘Industry Baselines’ on topics such as enhanced due diligence (EDD) measures for European Commission (EC) high-risk third countries, and ongoing due diligence on certain customer types. ING is in favour of these new baselines. They are a necessary step towards fighting financial crime through the enhanced application of a risk-based approach (RBA): focusing efforts on higher risks, while remaining within the boundaries of the applicable laws and regulations.
Public-private partnerships
To continue to be more effective in our effort to counter financial economic crime, we work closely with our peers, regulators and law enforcement. This collaboration is of importance to ING. It is most visible through our involvement in public private partnerships (PPPs) in our major markets, but also at an international level
– through our Group-level participation in networks such as Europol’s Financial Intelligence Public Private
Partnership. We recognise that our controls and risk management frameworks benefit from having a direct dialogue with public partners as well as complementing our understanding of relevant and evolving financial crime threats and risks. Sharing and applying these insights across the organisation helps us move beyond technical compliance and enhances our ability to meet regulatory obligations and protect our customers.
In 2023, ING in the Netherlands continued working with the Financial Expertise Center and Fintell Alliance, consisting of Dutch government agencies and three peer banks. Focused on priorities set there, we also continued our involvement in Transaction Monitoring Netherlands (TMNL), where a consortium of Dutch banks work on developing combined transaction monitoring. Both initiatives increase our understanding of potential criminal modus operandi and money flows. Based on these insights, we can work more efficiently and enhance our control framework. ING continues to be a part of the Anti-Financial Crime Alliance in
Germany.
Conduct compliance and ethics
Conduct compliance is the compliance risk that covers risks arising from potential or perceived misconduct by ING or its employees towards its customers, market integrity, business partners, employees, and other stakeholders. It includes customer protection and transparency (treating customers fairly), market conduct
(including market manipulation), anti-competitive conduct, conflicts of interest and ethics. Ethics risk includes the Orange Code, Global Code of Conduct, as well as our whistleblower framework.
Treating customers fairly
As part of a further movement to align the global management of unfair customer treatment risk – already aligned for the Markets in Financial Instruments Directive (MiFID) and the Insurance Distribution Directive
(IDD) products and based on local implementation for other products – we have launched an important enhancement by creating the customer centricity policy (CCP), which was approved in July 2023. By setting globally aligned standards based on the ING-aligned view on customer centricity, keeping the Orange Code and Global Code of Conduct in mind, we now have standard global norms and risk management across all jurisdictions, client segments and products. The level of customer protection is determined on the level of client sophistication and related risks, with the highest level of protection for retail customers.
We aim to implement in 2024, when the global standards are tested against local legal requirements. We anticipate, despite the standardisation, significant local differences in implementation due to the absence of
EU-wide aligned standards for some products, such as retail mortgages, while there will be more alignment

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 222
in others, like financial instruments due to the MiFID. The changes also allow further simplification of governance with the client protection and product approval committee (CPAC) now expanding its responsibilities across all aspects of investments services, including advice/suitability.
Alongside the internally focused changes, the Sustainable Finance Disclosure Regulation (SFDR) has been fully implemented. Further preparation is being done for activities relating to the EU retail investment strategy as proposed by the EC, through which feedback is being shared to both industry and regulatory bodies on, in our view, the best way to achieve the aim of the EC: an increased use of the EU Capital Markets by its inhabitants. In addition, the implementation of the changes to the European Market Infrastructure
Regulation (EMIR) refit are ongoing.
An important area of focus is the management of compliance-related ESG risks. Greenwashing is a significant risk, related to different aspects and potential root causes – ranging from outings, strategic choices, or individual transactions. With the introduction of greenwashing prevention guidelines, based on
ING standards, external events, as well as regulatory guidance, the organisation is enhancing the incorporation of greenwashing risk considerations in the way of doing business. Given that the greenwashing definitions and risk management practices, as well as the regulatory framework, is still in development we do expect significant changes going forward until market and society expectations are set.
In addition, further effort is made to mature the role of Compliance alongside the other risk domains in relation to ESG risk management.
Market conduct
Market conduct risk stems from behaviour that can impact market integrity. As part of our work in 2022 to strengthen our market conduct framework, global procedures on maintaining information barriers, insider lists and communicating inside information were further improved across ING. In 2023, additional steps have been made towards automating, standardising, and centralising our approach to personal account dealing rules across the group. Furthermore, this year two new e-learnings have been designed on inside information and detecting suspicious orders and transactions, with one already rolled out to targeted employees.
Conflicts of interest
ING, being a large financial institution, is prone to multiple conflicts of interest, due to overlapping interests of different stakeholders as businesses, employees, customers, shareholders, and society. ING has a policy that aims to help to identify, assess, manage and mitigate or prevent (potential) conflicts of interest. It maintains a global register of structural conflicts of interest with respective risk assessment and mitigating measures in place.
Anti-competitive conduct
Competition law impacts all areas of ING's business. It is ING's policy to adhere to laws and regulations that promote the functioning of markets and fair competition. In 2023, we revised the competition policy, including related framework documents. It is aligned with the EBA guidelines on internal governance, setting out principles on acceptable and unacceptable behaviours linked, in particular, to anti-trust practices. The updated policy will come into effect in 2024.
Whistleblower
Further enhancements and standardisation to the whistleblower process are being made with the aim of protecting the reporters of concerns, either through protection of identity, and/or by trying to prevent any form of retaliation taking place. A global speak up programme is in place to harmonise the speak up channels for undesirable behaviour. It aims to support reporters in choosing the appropriate channel, ensuring a consistent reporter journey with the same levels of protection. Insights collection across certain channels started to provide management anonymised oversight on the concerns raised, as well as measuring follow-up on concerns that are found to be substantiated. If required, we continue to share sanitised reports with the organisation to promote employees to speak up.
Data protection
ING is bound by European level and local data protection laws, which can differ from country to country. We have a group-wide personal data protection policy, which aims to enable a consistent approach to our way of processing personal data. This policy is implemented globally by all ING business entities and support functions. In addition, we have implemented binding corporate rules within ING Group with the aim of ensuring appropriate safeguards for our internal data transfers. Our approach can be summarised as `the right people use the right data for the right purpose`.
Personal data
In line with the EU’s General Data Protection Regulation (GDPR) and other applicable data protection requirements, we aim to process personal data for a specified business purpose in a fair and lawful manner, observing the rights and liberties of data subjects in scope of our activities. We aim to perform data protection impact assessments (DPIAs) and regular internal audits on the personal data processing that we do for clients and employees, including ING’s technologies. Our staff is regularly trained on data protection, both globally and locally, through training and awareness initiatives, for both general and targeted audiences.
We strive to be transparent about what we do with the personal data of customers, employees, suppliers and business partners, who we share personal data with and why. Our business entities, support functions, as well as third parties that we engage with, must ensure that the data subject is granted a level of protection equivalent to that guaranteed by the GDPR, especially if personal data is transferred outside of the European economic area (EEA). Part of the data protection scope is that personal data is managed in a

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 223
safe and secure manner, in line with current information security standards. More information can be found in the privacy statement on our website (https://www.ing.com/Privacy-Statement.htm).
Data Protection Compliance department
In 2023, we established a new Data Protection Compliance department (DPC) within Group Compliance. This combined second-line-of defence data protection responsibilities – previously split between Legal and
Compliance departments – into one team, leading to a solidified and empowered function. The Bank DPO leads this team, reports to the CCO and has direct management board access. The DPC model is replicated in ING’s local entities. The DPC team advises, challenges, and monitors that ING fulfils its GDPR and other relevant obligations towards customers, employees, suppliers, and business partners with the aim of keeping and processing (personal) data in a safe, compliant, and ethical manner. In the first line of defence, a data protection executive is appointed who is accountable for data protection risk as well as the execution of our data protection policy and standards. This executive has ultimate responsibility for the processing of personal data in its ING entity and is supported by a data protection executive office.
Education
In 2023, to keep our staff informed and to increase awareness on compliance risks, we provided ING staff worldwide with mandatory trainings on financial crime, including tax evasion and aggressive tax avoidance, culture and ethics and data protection.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 224
Model risk
Introduction
Model risk is the risk that the financial or reputational position of ING is negatively impacted as a consequence of the use of models. Model risk can arise from errors in the development, implementation, use or interpretation of models, or from incomplete or wrong data etc., leading to inaccurate, non-
compliant or misinterpreted model outputs.
A model is defined as a quantitative method, system, or approach that applies statistical, economic, financial or mathematical theories, techniques and assumptions to process input data into quantitative estimates or whose inputs are partially or wholly qualitative or based on expert judgement.
Governance
The head of Model Risk Management (MoRM) reports to the ING Group chief risk officer. The Model Risk
Management Committee (MoRMC) is the dedicated authority within ING for model risk management. It is a committee designated by the MBB and is chaired by the ING Group chief risk officer and vice-chaired by the head of MoRM.
Model lines of defence
ING’s model risk and control structure is based on the three-model-lines-of-defence (MLoD) approach. This approach aims to provide a sound governance framework for model risk management by defining and implementing three different management layers with distinct roles and oversight responsibilities.
The composition and main activities within the three model lines of defence (MLoD):
•The first MLoD is composed of the model owners, model users, data management and model development, and is accountable for the implementation of model risk controls which encompass model development, implementation, and use of the models as well as monitoring of models’ performance.
•The second MLoD is composed of model validation and model risk oversight, which owns the model risk management framework, proposes the model risk appetite, provides challenge to model risk identification, and assessment and provides an independent validation of models used within ING.
•The third MLoD is the internal audit, reviewing the quality of model risk management execution in all lines of defence and providing assurance over the first and second-line model risk management activities.

Model lines of defence

1st MLoD
Model owners, developers, users
Model development
Model implementation
Model use and performance monitoring
Model risk identification and control
2nd MLoD
Model risk function
Independent model validation
Policies, procedures and advice
Model risk oversight, monitoring and reporting
Senior management
Accountability for compliance
Model risk appetite
Bank-wide model risk management framework with, amongst others, governance, policies, RAS and inventory
3rd MLoD
Internal auditors
Corporate Audit Services

Model risk appetite (model RAS)
The model risk appetite is designed to determine the level of model risk ING is willing to accept in pursuit of its strategic objectives. Current model RAS metrics are focused on the most important models for ING: credit risk and other models with elevated supervisory attention. These metrics are reported to the MBB monthly.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 225
Model risk management (MoRM)
The MoRM policy framework comprises the total set of measures and tools put in place to manage model risk. To enable setting model risk management standards that are proportionate to a model’s importance,
ING classifies models based on their materiality and reputational risk. The classification determines the depth and extent of the applied model risk management activities, including model validation. Next to the generic MoRM policy framework, dedicated model validation procedures are in place. These set the validation standards for the key model types such as credit, market, liquidity, operational risk, IRRBB, KYC, and other model categories. These procedures are continuously being enhanced to keep up to date with regulatory, technical developments and industry trends.
On an aggregated level, model risk is monitored via analysis of data from the global model inventory, collected across the bank to manage ING model's landscape. Insights are reported to the MoRMC and MBB, so senior management can take well-informed decisions on acceptance or further mitigation of model risk.
Model lifecycle
The next figure provides a schematic overview of the model lifecycle, where orange represents the activities of the first MLoD, grey represents the second MLoD and light grey is the third MLoD. The objectives of the different processes are outlined below.
Initiation or change: The initiation of the development of a new model or change in an existing model can be triggered by internal or external factors, such as business needs, regulation changes, new technologies, and/or model validation findings.
Data collection is the process of defining and collecting data that meets the requirements for model development. The process includes the definition of the data needed and assessment of data availability and data quality.
Model development is a structured process that leads to a model that is consistent with the model owner requirements, bank policy and relevant regulation where applicable.
Pre-approval validation is an independent assessment to determine whether a newly developed or materially changed model is valid for its intended use. The approach to model validation is proportional to the model risk and potential model risk as reflected in the ING model risk classification.
The objective of the model approval stage is to ensure models are formally approved by the designated approval authority prior to deployment.
During the implementation stage, the model is deployed in a production environment, after completion of required model testing and corresponding approval.
In the model use stage, the model is applied by the users for the specific purpose for which it was designed.
The model may only be used after formal approval.
The objective of model monitoring is to determine if the model is performing as expected by regularly assessing model accuracy and/or predictive ability, considering internal or external developments that may influence model performance. Model performance monitoring begins when a model is deployed for use, and continues until the model has officially been decommissioned.
Periodic validation independently assesses, on a regular basis, whether a model is still valid for its intended use, taking into consideration any internal or external changes since the last validation. The frequency of periodic validation depends on the model risk, model type and applicable regulation.
A model that is/will no longer be used must be decommissioned.

Decommision
Initiation / Change
Data collection
Development
Pre-approval Validation
Approval
Implementation
Internal Auditor
Inventory & Reporting
Periodic validation
Approval
Use
Data collection
Performance monitoring
1st MLOD
2nd MLOD
3rd MLOD

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 226
Business risk
Introduction
Business risk for ING has been defined as the exposure to value loss due to fluctuations in volumes/margins, net fee and commission income, as well as expenses. It is the risk inherent to strategy decisions, internal efficiency and the business environment. Business risk economic capital is calculated via the variance-
covariance methodology for these risks. This covers the risk that volume/margins, net fee and commission income, operating expenses, and regulatory expenses/costs will deviate from the expected expenses and incomes over the horizon of the relevant activities.
Governance and risk management
ING applies an explicit risk appetite statement regarding business risk, focusing on earnings stability and diversification of the business mix. Diversification reduces the risk that volumes and/or margins will suddenly drop due to unexpected changes in the business environment for certain markets and products. In addition, the underlying risk types (expense risk, volume-margin risk, net fee and commission income risk, and regulatory costs) are mitigated and managed differently. Expense risk is monitored and managed via the financial performance of the bank and the local units. Through this process, the reported expense numbers are compared quarterly with the projected cost/income ratio. Deviations from this ambition are monitored as part of the financial projections discussed continuously within different parts of the organisation.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 227
Selected Statistical Information on Banking Operations
Reference is made to Note 1 ‘ Basis of preparation and material accounting policy information’ of the
Consolidated financial statements for information on Changes in accounting principles, estimates and presentation of the consolidated financial statements and related notes.
The information in this section sets forth selected statistical information regarding the Group’s operations.
Information for 2023, 2022 and 2021 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.
Average balances and interest rates
The following tables show the Group’s operations, average interest-earning assets and average interest-
bearing liabilities, together with average rates, for the periods indicated. The calculation of average balance is based on balances as per month-end, while for certain products (such as Securities purchased/sold under agreements to repurchase) balances can fluctuate substantially during the month. The interest income, interest expense and average yield figures do not reflect interest income and expense on derivatives and other interest income and expense not considered to be directly related to interest-bearing assets and liabilities. These items are reflected in the corresponding interest income, interest expense and net interest income figures in the consolidated financial statements. A reconciliation of the interest income, interest expense and net interest income figures to the corresponding line items in the consolidated financial statements is provided hereunder.

	ASSETS
	Interest-earning assets
	2023			2022			2021
	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %
	(EUR millions)			(EUR millions)			(EUR millions)
Time deposits with banks
domestic	2,620	111	4.3	3,574	52	1.4	2,818	33	1.2
foreign	1,236	256	20.7	2,603	197	7.6	3,718	41	1.1
Loans and advances

	ASSETS
	Interest-earning assets
	2023			2022			2021
	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %
domestic	184,864	6,548	3.5	186,808	4,617	2.5	186,022	4,313	2.3
foreign	461,351	20,287	4.4	467,736	12,666	2.7	438,174	9,437	2.2
Securities purchased with agreements to resell
domestic	17,174	343	2.0	10,305	43	0.4	3,768	0	0.0
foreign	68,727	4,506	6.6	64,598	1,297	2.0	61,137	322	0.5
Interest-earning securities[1]
domestic	32,511	562	1.7	31,609	314	1.0	31,662	242	0.8
foreign	55,670	1,386	2.5	51,732	894	1.7	53,276	622	1.2
Other interest-earning assets
domestic	56,611	2,720	4.8	65,895	444	0.7	50,713	13	0.0
foreign	61,658	2,118	3.4	66,298	407	0.6	71,055	56	0.1
Total	942,421	38,839	4.1	951,158	20,931	2.2	902,341	15,080	1.7
Non-interest earning assets	54,850			51,367			51,012
Derivatives assets	30,215			32,480			23,505
Total assets	1,027,486			1,035,005			976,857
Percentage of assets applicable to foreign operations		67.8%			67.7%			68.9%

Interest income on derivatives		13,112			6,123			4,386
Other [2]		448			1,319			1,585
Total interest income		52,399			28,373			21,051
1Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 228
2Other includes negative interest expense.

	LIABILITIES
	Interest-bearing liabilities
	2023			2022			2021
	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	19,646	678	3.4	53,949	-281	-0.5	51,928	3	0.0
foreign	11,881	308	2.6	24,068	-6	0.0	24,497	76	0.3
Current accounts
domestic	97,084	1,025	1.1	107,971	361	0.3	98,236	110	0.1
foreign	135,088	362	0.3	155,087	98	0.1	144,706	19	0.0
Time deposits [1]
domestic	39,054	1,977	5.1	31,224	567	1.8	12,508	35	0.3
foreign	43,111	1,876	4.4	9,239	349	3.8	5,926	90	1.5
Savings deposits
domestic	108,789	901	0.8	101,489	-311	-0.3	97,862	-324	-0.3
foreign	234,282	3,148	1.3	233,412	895	0.4	257,796	482	0.2
Securities sold under agreements to repurchase
domestic	1,085	478	44.1	972	38	3.9	3,205	0	0.0
foreign	64,905	4,314	6.6	60,127	1,205	2.0	55,300	133	0.2
Commercial paper
domestic	13,159	484	3.7	7,425	42	0.6	2,712	3	0.1
foreign	22,099	1,193	5.4	14,050	245	1.7	12,873	23	0.2
Short term debt
domestic	5,841	286	4.9	3,946	53	1.3	3,484	7	0.2
foreign	1,669	72	4.3	2,858	39	1.4	4,190	11	0.3
Long term debt
domestic	62,233	1,750	2.8	55,501	1,268	2.3	55,511	1,167	2.1
foreign	19,106	549	2.9	16,310	257	1.6	14,490	168	1.2
Subordinated liabilities
domestic	16,057	711	4.4	16,317	650	4.0	15,364	573	3.7
foreign						0.0	0	0	0.0
Other interest‑bearing liabilities
domestic	4,705	693	14.7	3,721	235	6.3	3,470	12	0.4
foreign	6,639	253	3.8	6,732	116	1.7	6,557	28	0.4

	LIABILITIES
	Interest-bearing liabilities
	2023			2022			2021
	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield
Total	906,434	21,057	2.3	904,399	5,820	0.6	870,615	2,616	0.3
Non-interest bearing liabilities	37,365			38,995			30,839
Derivatives liabilities	28,452			32,364			21,173
Total liabilities	972,251			975,757			922,627
Group capital	55,235			59,248			54,230
Total liabilities and capital	1,027,486			1,035,005			976,857
Percentage of liabilities applicable to foreign operations		58.8%			57.3%			60.4%
Other interest expense:
Interest expenses on derivatives		14,927			6,522			3,305
other [2]		253			1,438			1,130
Total interest expense		36,237			13,780			7,051
Total net interest result		16,162			14,593			14,000
1These captions do not include deposits from banks.
2Other includes negative interest income.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 229
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
statements. See introduction to “Average Balances and Interest Rates” for a discussion of the differences between interest income, interest expense and net interest result as calculated in the following table and as set forth in the consolidated financial statements.

	2023 over 2022			2022 over 2021
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	-14	74	60	9	10	18
foreign	-103	163	59	-12	168	156
Loans and advances
domestic	-39	1,970	1,931	-72	376	304
foreign	-64	7,684	7,621	468	2,762	3,229
Securities purchased with agreements to resell
Domestic	29	271	300	1	42	43
foreign	83	3,126	3,209	18	957	975
Interest-earning securities
Domestic	9	239	248	0	72	72
foreign	68	425	493	-18	290	272
Other interest-earning assets
domestic	-63	2,339	2,276	4	426	430
foreign	-28	1,740	1,711	-4	355	352
Interest income
domestic	-77	4,893	4,815	-58	926	867
foreign	-45	13,137	13,093	452	4,531	4,983
Total	-122	18,030	17,908	394	5,457	5,851
Other interest income			6,118			1,471
Total interest income			24,026			7,322

	2023 over 2022			2022 over 2021
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	-55	1,014	958	0	-284	-284
foreign	-55	369	314	-1	-80	-82
Demand deposits
domestic	-36	700	664	11	241	251
foreign	-13	276	263	1	78	79
Time deposits
domestic	142	1,268	1,411	53	479	531
foreign	1,278	249	1,527	50	209	259
Savings deposits
domestic	5	1,207	1,212	3	10	13
foreign	4	2,249	2,253	-50	464	414
Short term debt
domestic	25	208	233	1	45	46
foreign	-16	49	33	-4	31	28
Securities sold under agreements to repurchase
domestic	4	435	440	0	38	38
foreign	96	3,013	3,109	12	1,060	1,072
Commercial paper
domestic	33	409	442	4	35	40
foreign	140	809	949	2	220	222
Long term debt
domestic	154	328	482	0	101	101
foreign	44	247	291	21	69	90
Subordinated liabilities
domestic	-10	71	61	36	41	76
foreign				0	0	0
Other interest-bearing liabilities
domestic	62	396	458	1	221	222
foreign	-2	138	136	1	87	88
Interest expense
domestic	323	6,038	6,361	108	927	1,035
foreign	1,476	7,400	8,876	32	2,137	2,169
Total	1,799	13,438	15,237	140	3,064	3,204
Other interest expense			7,219			3,525

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 230

	2023 over 2022			2022 over 2021
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Total interest expense			22,456			6,729
Net interest
domestic	-401	-1,146	-1,546	-166	-1	-167
foreign	-1,521	5,738	4,217	420	2,394	2,814
Net interest	-1,921	4,592	2,671	254	2,393	2,647
Other net interest result			-1,101			-2,054
Net interest result			1,570			593
The following table shows the interest spread and net interest margin for the past two years.

	2023	2022
	Average rate	Average rate
	%	%
Interest spread
Domestic	0.9	1.0
Foreign	2.2	1.8
Total	1.8	1.5
Net interest margin
Domestic	0.3	0.7
Foreign	2.6	1.9
Total	1.9	1.5
Investments in debt securities
The following tables show the weighted average yield of ING’s investments on debt securities measured at amortised cost and fair value through other comprehensive income. The weighted average yield is calculated as follows:
Nominal value * coupon rate * remaining maturity
Nominal value * remaining maturity

Weighted average yield
2023	1 year or less	Between 1 and 5 years	Between 5 and 10 years	Over 10 years
Fair value through other comprehensive income
Government bonds	2.26%	3.80%	2.81%	3.48%
Central Bank bonds
Sub-sovereign, Supranationals and Agencies	3.98%	2.74%	2.29%	3.41%
Covered bonds	1.86%	2.15%	2.37%
Corporate bonds	3.66%	0.38%
Financial institutions bonds	3.66%	2.92%	3.67%
ABS portfolio		4.50%	4.42%	4.62%
1Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on tax-equivalent basis.

Weighted average yield
2023	1 year or less	Between 1 and 5 years	Between 5 and 10 years	Over 10 years
Securities at amortised cost
Government bonds	2.73%	2.96%	1.82%	4.43%
Central Bank bonds	0.04%
Sub-sovereign, Supranationals and Agencies	1.78%	1.67%	1.69%	2.63%
Covered bonds	1.11%	1.13%	1.23%
Corporate bonds	7.32%	4.29%	7.32%
Financial institutions bonds	6.77%	3.26%	1.54%
ABS portfolio	4.39%	4.40%	5.33%	5.32%
1Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on tax-equivalent basis.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 231
Loan Portfolio
Loans and advances to banks and customers
Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Loans and advances to customers includes lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.
Maturities and sensitivity of loans to changes in interest rates
The following table analyses loans and advances to banks and customers by time remaining until maturity as of 31 December 2023.

2023	1 year or less	1 year to 5 years	5 years through 15 years	After 15 years	Total
By domestic offices:
Loans to banks	8,982	445	26	0	9,453
Loans to public authorities	194	308	553	15	1,070
Residential mortgages	2,244	12,404	46,865	50,632	112,145
Other personal lending	947	2,151	1,399	540	5,036
Corporate Lending	22,462	29,792	10,165	258	62,677
Total domestic offices	34,829	45,100	59,007	51,445	190,381

By foreign offices:
Loans to banks	5,798	1,083	388	17	7,286
Loans to public authorities	4,224	3,070	4,862	1,157	13,314
Residential mortgages	12,649	48,806	84,717	71,189	217,361
Other personal lending	8,968	14,988	5,414	2,165	31,535
Corporate Lending	79,524	101,436	27,282	1,553	209,795
Total foreign offices	111,163	169,383	122,664	76,081	479,291
Total gross loans and advances to banks and customers	145,992	214,483	181,671	127,526	669,672
The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of 31 December 2023 for loans and advances due after one year.

	Predetermined interest rates	Floating or adjustable interest rates [1]
Loans to banks	367	1,591
Loans to public authorities	6,586	3,380
Residential mortgages	225,976	88,638
Other personal lending	21,646	5,011
Corporate Lending	52,786	117,700
Total	307,361	216,319
1Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as
“adjustable interest rates”.
Allowance for credit losses
The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2023, 2022 and 2021 under IFRS-IASB.

Movements in allocation of the provision for loan losses on loans
	2023	2022	2021
Balance on 1 January	6,101	5,368	5,854
Impact of changes in accounting policies	95
Write-offs	-1,111	-1,130	-854
Recoveries	71	71	45
Net write-offs	-1,039	-1,059	-809
Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	682	1,792	324
Balance on 31 December	5,839	6,101	5,368
Average loans and advances to banks and customers	671,424	670,013	644,853
Ratio of net charge‑offs to average loans and advances to banks and customers	0.15%	0.16%	0.13%
Ratio of allowance for credit losses to total loans and advances to banks and customers outstanding	0.88%	0.90%	0.82%

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 232
Additions to loan loss provisions have decreased compared to 2022. Loan loss provisions are influenced by developments in general macroeconomic conditions as well as certain individual exposures. Reference is made to Note 1 ‘Basis of preparation and material accounting policy information’ and ‘Additional information – Risk Management’ for detailed information on loan loss provisioning.
Deposits
Reference is made to ‘Additional information – Average balances and interest rates’ for detailed information on average amount of and the average rate paid on deposit categories.
For the years ended 31 December 2023, 2022 and 2021 the aggregate amount of deposits by foreign depositors in domestic offices was EUR 37,360 million, EUR 37,402 million and EUR 29,696 million respectively.
Uninsured deposits
For the years ended 31 December 2023 and 2022 the amount of uninsured deposits, which were not covered by DGS, was EUR 182,155 million and EUR 184,032 million, respectively.
Deposit guarantee schemes (DGS) reimburse a limited amount to compensate depositors whose bank has failed. A fundamental principle underlying DGS is that they are funded entirely by banks, and that no taxpayer funds are used. Under EU rules, the Deposit Guarantee Scheme (DGS) guarantees deposits up to a maximum of EUR 100,000 per depositor in case of a bank failure.
On 31 December 2023, the amount of time deposits in excess of (local) deposit insurance regime and time deposits which are otherwise uninsured is as follows:

	Time deposits in excess on deposit insurance regime	Other uninsured Time deposits
	(EUR millions)	(EUR millions)
3 months or less	12,139	28,712
6 months or less but over 3 months	2,661	6,641
12 months or less but over 6 months	1,740	5,240
Over 12 months	619	4,238
Total	17,159	44,830
For further detailed information on deposits reference is made to Note 12 'Deposits from banks' and Note 13
'Customer deposits' of the consolidated financial statements.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-F 233
Contents

Report of Independent Registered Public Accounting Firm	F-236
Consolidated financial statements
Notes to the consolidated financial statements

1	Basis of preparation and material accounting policy information	F-246
Notes to the consolidated statement of financial position

15	Provisions	F-274
16	Other liabilities	F-275
17	Debt securities in issue	F-275
18	Subordinated loans	F-276
19	Equity	F-276
Notes to the consolidated statement of profit or loss
Segment reporting

30	Segments	F-286
31	Information on geographical areas	F-292

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 234
Additional notes to the consolidated financial statements

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 235
To the Shareholders and the Supervisory Board ING Groep N.V.
Opinion on the consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of ING Groep N.V. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes and specific disclosures described in Note 1 as being part of the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with International Financial
Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board
(United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission, and our report dated March 4, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
As discussed in the Credit Risk section on pages 165-193 and in Note 3 and Note 7 in the consolidated financial statements, the loans and advances to customers amount to EUR 647 billion and loans and advances to banks amount to EUR 17 billion as at 31 December 2023. These loans and advances are measured at amortised cost, less expected credit losses (‘ECL’) of EUR 6 billion. Management estimated ECL using three components: probability of default (‘PD’), loss given default (‘LGD’) and exposure at default
(‘EAD’). Management applied forward looking economic scenarios with associated weights. Relevant macroeconomic factors include the gross domestic product (‘GDP’), house price index (‘HPI’) and unemployment rate. The recent economic conditions are outside the bounds of historical experience used to develop ECL model methodologies and result in greater uncertainties to estimate ECLs. These uncertainties are addressed by judgemental overlays by management.
We identified the assessment of ECL on loans and advances to customers and loans and advances to banks as a critical audit matter because of the significant and complex auditor judgment and specialised skills and knowledge required to evaluate the following elements of the overall ECL estimate:
—The judgements used to develop the model-driven PD and LGD parameters.
—The determination of the amount and timing of expected future recovery cash flows for individual loan provision assessments for impaired loans and the probability weights applied in the presence of more than one recovery scenario.

Contents	Part I	Part II	Part III	Additional information	Financial statements
KPMG Accountants N.V., a Dutch limited liability company registered with the trade register in the Netherlands under number 33263683, is a member firm of the global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guaranteeF -236
—The use of forward-looking macroeconomic forecasts in ECL, including GDP, HPI and unemployment rate.
—The consistent identification and application of criteria for significant increase in credit risk (‘SICR’) in the macroeconomic environment and geopolitical situation which remains uncertain.
—The determination of management overlays to the modelled ECL due to the continued uncertainty in the macroeconomic outlook in the global economy combined with the delay in which the models capture emerging risks.
The following are the primary procedures we performed to address this critical audit matter.
—We evaluated the design and tested the operating effectiveness of certain internal controls related to the estimation of ECL for loans and advances to customers and loans and advances to banks. This included controls relating to the selection of key assumptions (including PD, LGD and macroeconomic forecasts), review and authorisation of model outputs, governance and monitoring of the ECL process, determination of credit risk ratings, the estimation of future recovery cash flows of individual loan loss provisions and associated scenario weights assigned and the determination of management overlays to the modelled ECL.
—We involved credit risk professionals with specialised skills and knowledge who assisted in evaluating the assumptions used to determine the PD and LGD parameters in models used by the Company to determine the collective provisions, including the evaluation of the recalibrated and redeveloped credit risk models. This included reperforming back-testing of certain models to evaluate the current model performance and evaluation of the identification of SICR in loans by challenging the scope of management’s criteria used in staging assessments, consistent application of the thresholds applied within each criterion, and the ability of staging criteria to identify SICR prior to loans being credit impaired. In addition, the credit risk professionals assisted in testing management overlays recorded, including interest and inflation related overlays for both the wholesale banking and retail banking portfolios and an overlay related to interest only residential mortgages in the Netherlands.
—We involved economic professionals with specialised skills and knowledge, who assisted in assessing the Company’s methodology to determine the macroeconomic forecasts used in determining the ECL.
We tested the reasonableness of management’s forecasts against other external benchmarks and our own internal forecasts.
—We involved corporate finance professionals with specialised skills and knowledge, who assisted in assessing the methodologies, cash flows and collateral values used in expected future recovery cash flow assessments of individual loan loss provisions for impaired loans and in challenging management’s use of recovery scenarios and expected cash flows by comparing against industry trends and comparable benchmarks and recalculating recovery amounts.
/s/ KPMG Accountants N.V.
We have served as the Company’s auditor since 2016.
Amstelveen, The Netherlands March 4, 2024

Contents	Part I	Part II	Part III	Additional information	Financial statements
KPMG Accountants N.V., a Dutch limited liability company registered with the trade register in the Netherlands under number 33263683, is a member firm of the global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guaranteeF -237
Consolidated statement of financial position
As at 31 December

in EUR million	2023	2022		2023	2022
Assets			Liabilities
Cash and balances with central banks 2	90,214	87,614	Deposits from banks 12	23,257	56,632
Loans and advances to banks 3	16,709	35,104	Customer deposits 13	650,276	640,799
Financial assets at fair value through profit or loss 4,6			Financial liabilities at fair value through profit or loss 14
– Trading assets	60,229	56,870	– Trading liabilities	37,220	39,088
– Non-trading derivatives	2,028	3,893	– Non-trading derivatives	2,019	3,048
– Designated as at fair value through profit or loss	5,775	6,159	– Designated as at fair value through profit or loss	55,400	50,883
– Mandatorily at fair value through profit or loss	54,983	46,844	Current tax liabilities	396	325
Financial assets at fair value through other comprehensive income 5,6	41,116	31,625	Deferred tax liabilities 34	1,447	2,652
Securities at amortised cost 6	48,313	48,160	Provisions 15	920	1,052
Loans and advances to customers 7	647,313	644,893	Other liabilities 16	13,667	13,646
Investments in associates and joint ventures 8	1,509	1,500	Debt securities in issue 17	124,670	95,918
Property and equipment 9	2,399	2,446	Subordinated loans 18	15,401	15,786
Intangible assets 10	1,198	1,102	Total liabilities	924,671	919,829
Current tax assets	311	349
Deferred tax assets 34	1,085	1,425	Equity 19
Other assets 11	7,117	8,850	Share capital and share premium	17,151	17,154
			Other reserves	-2,767	-2,192
			Retained earnings	40,299	41,538
			Shareholders’ equity (parent)	54,684	56,500
			Non-controlling interests	944	504
			Total equity	55,628	57,004

Total assets	980,299	976,834	Total liabilities and equity	980,299	976,834
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 238
Consolidated statement of profit or loss
for the years ended 31 December

in EUR million	2023	2022	2021		2023	2022	2021

Interest income using effective interest rate method	44,658	24,439	18,577	Addition to loan loss provisions	520	1,861	516
Other interest income	7,741	3,934	2,474	Staff expenses 25	6,725	6,152	5,941
Total interest income	52,399	28,373	21,051	Other operating expenses 26	4,839	5,047	5,251
				Total expenses	12,084	13,060	11,708
Interest expense using effective interest rate method	-28,510	-10,019	-5,085
Other interest expense	-7,726	-3,762	-1,966	Result before tax	6,037	17,358	8,385
Total interest expense	-36,237	-13,780	-7,051
				Taxation 34	1,662	5,130	2,306
Net interest income 20	16,162	14,593	14,000	Net result	4,374	12,228	6,079

Fee and commission income	5,109	5,085	5,004	Net result attributable to:
Fee and commission expense	-1,514	-1,499	-1,487	Non-controlling interests	235	102	128
Net fee and commission income 21	3,595	3,586	3,517	Shareholders of the parent	4,140	12,126	5,951
					4,374	12,228	6,079
Valuation results and net trading income 22	-1,732	12,214	2,065
Investment income 23	95	181	167
Share of result from associates and joint ventures 8	149	92	141
Impairment of associates and joint ventures 8	-5	-192	-3
Result on disposal of group companies	0	6	-29	in EUR
Net result on derecognition of financial assets measured at amortised cost	3	-5	0	Earnings per ordinary share 28
Other net income 24	-147	-56	236	Basic earnings per ordinary share	1.16	3.35	1.53
Total income	18,121	30,418	20,093	Diluted earnings per ordinary share	1.16	3.35	1.53
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 239
Consolidated statement of comprehensive income
for the years ended 31 December

in EUR million	2023	2022	2021
Net result (before non-controlling interests)	4,374	12,228	6,079

Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations property in own use	10	15	-2
Remeasurement of the net defined benefit asset/liability 33	-85	-19	95
Net change in fair value of equity instruments at fair value through other comprehensive income	-30	-126	96
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss	-39	165	37

Items that may subsequently be reclassified to the statement of profit or loss:
Net change in fair value of debt instruments at fair value through other comprehensive income	67	-435	-186
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss	9	-26	-42
Changes in cash flow hedge reserve	1,138	-3,158	-1,955
Exchange rate differences [1]	-85	436	143
Share of other comprehensive income of associates and joint ventures and other income	0	0	-3
Total comprehensive income	5,360	9,081	4,262

Comprehensive income attributable to:
Non-controlling interests	444	-190	-247
Shareholders of the parent	4,916	9,271	4,509
	5,360	9,081	4,262
1 Includes impact of application of hyperinflation accounting under IAS 29.
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.
For the disclosure on the income tax effects on each component of the other comprehensive income, reference is made to Note 34 'Taxation'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 240
Consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non- controlling interests	Total equity
Balance as at 31 December 2022	17,154	-2,192	41,538	56,500	504	57,004
Impact of changes in accounting policies [1]			-45	-45	-1	-46
Balance as at 1 January 2023	17,154	-2,192	41,493	56,455	503	56,959

Net change in fair value of equity instruments at fair value through other comprehensive income		-34	-1	-35	5	-30
Net change in fair value of debt instruments at fair value through other comprehensive income		53		53	15	67
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss		9		9	0	9

Changes in cash flow hedge reserve		997		997	141	1,138
Realised and unrealised revaluations property in own use		2	8	10	0	10
Remeasurement of the net defined benefit asset/liability 33		-85		-85	0	-85
Exchange rate differences		-132		-132	47	-85
Share of other comprehensive income of associates and joint ventures and other income		-892	892	0		0
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss		-39	0	-39		-39
Total amount recognised directly in other comprehensive income net of tax		-123	899	776	209	985
Net result		336	3,804	4,140	235	4,374
Total comprehensive income net of tax		213	4,703	4,916	444	5,360

Dividends and other cash distribution 29			-2,668	-2,668	-3	-2,671
Share buyback programme	-2	-781	-3,217	-4,000		-4,000
Changes in treasury shares		-8		-8		-8
Employee share plans	0		-7	-7	0	-7
Changes in the composition of the group and other changes			-5	-5	0	-5
Balance as at 31 December 2023	17,151	-2,767	40,299	54,684	944	55,628
1 Changes in policy following the adoption of IFRS 17 and change in policy for non-financial guarantees.
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 19 'Equity'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 241
Consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non- controlling interests	Total equity
Balance as at 31 December 2021	17,144	-540	35,462	52,066	736	52,802
Impact IAS 29 on opening balance		627	-563	64		64
Balance as at 1 January 2022	17,144	87	34,899	52,130	736	52,866

Net change in fair value of equity instruments at fair value through other comprehensive income		-95	-23	-118	-7	-126
Net change in fair value of debt instruments at fair value through other comprehensive income		-412		-412	-22	-435
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss		-25		-25	-1	-26

Changes in cash flow hedge reserve		-2,901		-2,901	-257	-3,158
Realised and unrealised revaluations property in own use		-12	26	15	0	15
Remeasurement of the net defined benefit asset/liability 33		-19		-19	1	-19
Exchange rate differences		442		442	-5	436
Share of other comprehensive income of associates and joint ventures and other income		26	-26	0		0
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss		150	15	165		165
Total amount recognised directly in other comprehensive income net of tax		-2,847	-8	-2,855	-292	-3,147
Net result		161	11,965	12,126	102	12,228
Total comprehensive income net of tax		-2,686	11,957	9,271	-190	9,081

Dividends and other cash distribution 29			-3,349	-3,349	-41	-3,390
Share buyback programme	-2	403	-1,983	-1,582		-1,582
Changes in treasury shares		4		4		4
Employee share plans	12		15	27	0	27
Changes in the composition of the group and other changes			-1	-1	0	-1
Balance as at 31 December 2022	17,154	-2,192	41,538	56,500	504	57,004
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 19 'Equity'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 242
Consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non- controlling interests	Total equity
Balance as at 31 December 2020	17,128	2,342	32,149	51,619	1,022	52,640

Net change in fair value of equity instruments at fair value through other comprehensive income		101	-6	94	2	96
Net change in fair value of debt instruments at fair value through other comprehensive income		-173		-173	-13	-186
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss		-40		-40	-1	-42

Changes in cash flow hedge reserve		-1,603		-1,603	-352	-1,955
Realised and unrealised revaluations property in own use		-13	11	-2		-2
Remeasurement of the net defined benefit asset/liability		95		95		95
Exchange rate differences		153		153	-10	143
Share of other comprehensive income of associates and joint ventures and other income		-21	18	-3		-3
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss		37		37		37
Total amount recognised directly in other comprehensive income net of tax		-1,465	23	-1,442	-375	-1,817
Net result		191	5,760	5,951	128	6,079
Total comprehensive income net of tax		-1,274	5,782	4,509	-247	4,262

Dividends			-2,342	-2,342	-40	-2,382
Share buyback programme		-1,604	-140	-1,744		-1,744
Changes in treasury shares		-4		-4		-4
Employee share plans	16		12	29		29
Balance as at 31 December 2021	17,144	-540	35,462	52,066	736	52,802
Changes in individual Reserve components are presented in Note 19 'Equity'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 243
Consolidated statement of cash flows

in EUR million, for the years ended 31 December		2023	2022	2021
Cash flows from operating activities
Result before tax		6,037	17,358	8,385
Adjusted for:	– Depreciation and amortisation	674	711	834
	– Addition to loan loss provisions	520	1,861	516
	– Revaluations	1,806	-6,002	-1,321
	– Other non-cash items in Result before tax	260	-330	131
Taxation paid		-2,700	-1,474	-1,873
Changes in:	– Loans and advances to banks, not available on demand	12,693	-5,837	262
	– Deposits from banks, not payable on demand	-31,804	-26,976	8,438
	– Trading assets	-3,359	-5,489	-25
	– Trading liabilities	-1,869	11,975	-5,596
	– Loans and advances to customers	-5,816	-19,297	-27,860
	– Customer deposits	8,513	25,057	10,339
	– Non–trading derivatives	2,409	-5,469	290
	– Assets designated at fair value through profit or loss	260	45	-1,907
	– Assets mandatorily at fair value through profit or loss	-7,402	-4,143	1,650
	– Other assets	1,727	-2,866	-113
	– Other financial liabilities at fair value through profit or loss	4,391	9,886	-6,791
	– Provisions and other liabilities	2,320	-123	-304
Net cash flow from/(used in) operating activities		-11,340	-11,112	-14,943

Cash flows from investing activities
Investments and advances:	- Associates and joint ventures	-55	-48	-91
	- Financial assets at fair value through other comprehensive income	-19,995	-18,806	-13,186
	- Securities at amortised cost	-49,614	-24,651	-44,945
	– Property and equipment	-246	-231	-184

		2023	2022	2021
	– Other investments	-310	-198	-179
Disposals and redemptions:	– Associates and joint ventures	164	58	57
	– Disposal of subsidiaries, net of cash disposed	0	7	27
	- Financial assets at fair value through other comprehensive income	11,913	14,526	17,750
	- Securities at amortised cost	49,525	23,943	46,933
	– Property and equipment	57	83	39
	– Other investments	15	10	0
	Net cash flow from/(used in) investing activities	-8,545	-5,307	6,220

	Cash flows from financing activities 32
	Proceeds from debt securities	116,436	92,707	85,113
	Repayments of debt securities	-90,574	-82,844	-76,150
	Proceeds from issuance of subordinated loans	2,225	983	3,163
	Repayments of subordinated loans	-2,894	-1,090	-2,449
	Repayments of principal portion of lease liabilities	-291	-296	-301
	Purchase/sale of treasury shares	-3,531	-1,717	-1,608
	Dividends paid	-2,967	-3,093	-2,382
	Other financing	0	0	1
	Net cash flow from/(used in) financing activities	18,404	4,649	5,387

Net cash flow		-1,481	-11,770	-3,335

	Cash and cash equivalents at beginning of year	95,391	107,665	111,566
	Effect of exchange rate changes on cash and cash equivalents	-898	-504	-565
	Cash and cash equivalents at end of year	93,012	95,391	107,665

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 244
Consolidated statement of cash flows - continued

Cash and cash equivalents
in EUR million	2023	2022	2021
Treasury bills and other eligible bills included in securities at AC	0	1	23
Deposits from banks	-5,132	-6,172	-7,059
Loans and advances to banks	7,931	13,948	8,181
Cash and balances with central banks	90,214	87,614	106,520
Cash and cash equivalents at end of year	93,012	95,391	107,665
Cash and cash equivalents includes deposits from banks and loans and advances to banks that are payable on demand.
Included in Cash and cash equivalents are minimum mandatory reserve deposits held at various central banks. Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral'
for restrictions on Cash and balances with central banks.
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.
The table below presents the Interest and dividend received and paid.

in EUR million	2023	2022	2021
Interest received	51,029	28,105	21,496
Interest paid	-33,734	-14,193	-8,705
	17,295	13,911	12,791

Dividend received [1]	205	229	172
Dividend paid	-2,967	-3,093	-2,382
1 Includes dividends received as recognised within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, Financial assets at fair value through OCI, and from Investments in associates and joint ventures. Dividends paid and received from trading positions have been included.
Dividends received from associates and joint ventures are included in investing activities, interest received, interest paid and other dividends received are included in operating activities and dividend paid is included in financing activities in the Consolidated statement of cash flows.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 245
Notes to the Consolidated financial statements
1  Basis of preparation and material accounting policy information
1.1  Reporting entity and authorisation of the Consolidated financial statements
ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam,
number 33231073. These Consolidated financial statements, as at and for the year ended 31 December
2023, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together referred to as ING Group.
ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries.
The ING Group Consolidated financial statements, as at and for the year ended 31 December 2023, were authorised for issue in accordance with a resolution of the Executive Board on 4 March 2024. The Executive
Board has the power to amend the financial statements as long as these are not adopted by the General
Meeting of Shareholders. The General Meeting of the Shareholders may decide not to adopt the financial statements, but may not amend these.
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
These disclosures are an integral part of ING Group Consolidated financial statements and are indicated in the ‘Risk management’ section by the symbol (*). Chapters, paragraphs, graphs or tables within the 'Risk management' section that are indicated with this symbol in the respective headings or table header are considered to be an integral part of the Consolidated financial statements.
1.2.2 Reconciliation between IFRS-EU and IFRS-IASB
The published 2023 Consolidated financial statements of ING Group are prepared in accordance with IFRS-
EU. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union
(EU), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments:
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
ING Group Annual Report 2023 on Form 20-FF - 246
In 2023, forward interest rates decreased resulting in a negative EU IAS 39 carve out adjustment of EUR
-3,147 million (2022: EUR 8,451 million positive). The impact of the adjustment is mainly reflected in line item 'Valuation results and net trading income' in the statement of profit or loss. A reconciliation between
IFRS-EU and IFRS-IASB is included below.
Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the
United States of America (US GAAP).

Reconciliation net result under IFRS-EU and IFRS-IASB
in EUR million	2023	2022	2021
In accordance with IFRS-EU (attributable to the shareholders of the parent)	7,287	3,674	4,776
Adjustment of the EU IAS 39 carve-out	-4,455	11,856	1,603
Tax effect of the adjustment [1]	1,308	-3,405	-429
Effect of adjustment after tax	-3,147	8,451	1,174
In accordance with IFRS-IASB (attributable to the shareholders of the parent)	4,140	12,126	5,951

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
in EUR million	2023	2022	2021
In accordance with IFRS-EU (attributable to the shareholders of the parent)	51,240	49,909	53,919
Adjustment of the EU IAS 39 carve-out	4,902	9,357	-2,490
Tax effect of the adjustment [1]	-1,457	-2,765	637
Effect of adjustment after tax	3,444	6,592	-1,853
In accordance with IFRS-IASB Shareholders’ equity	54,684	56,500	52,066
1.3  Changes to accounting policies and presentation
ING Group has consistently applied its accounting policies to all periods presented in these Consolidated financial statements.
In 2023, ING Group updated the presentation in Note 13 'Customer deposits' to improve consistency and comparability. Comparative figures for 2022 have been updated accordingly.
1.3.1  Changes in IFRS effective in 2023
ING Group had the following changes in accounting policies in the current reporting period:
IFRS 17 ‘Insurance Contracts’
IFRS 17, a new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure requirements, became effective on 1 January 2023. IFRS 17 replaces IFRS 4
‘Insurance Contracts’, which allowed diversity in accounting practices for insurance contracts. IFRS 17 includes an optional scope exclusion for loans with death waivers.
ING Group does not have an insurance business, but on a limited basis sells insurance products as a broker where it does not run the insurance risk, hence such contracts are not in scope of IFRS 17. However, ING
Group has a portfolio of loans with death waivers in the Netherlands with a net carrying amount of EUR 743 million at 1 January 2023. While IFRS 4 allowed separation of such contracts into two components in the past (a loan in scope of IFRS 9 ‘Financial Instruments’ measured at amortised cost and an insurance contract for the death waiver feature in scope of IFRS 4), IFRS 17 no longer allows such separation and requires such instruments to be accounted for in their entirety using either IFRS 9 or IFRS 17.
ING Group chooses to apply IFRS 9 ’Financial Instruments’ to such loans with death waivers. As a result, this portfolio no longer meets the ‘solely payments of principal and interest’ (SPPI) criterion. This causes the portfolio to be measured at fair value through profit or loss instead of amortised cost from 1 January 2023.
This reclassification led to EUR -13 million impact on the opening total equity at 1 January 2023. Therefore, the financial impact of IFRS 17 on ING Group is limited.
Accounting treatment of non-financial guarantees
ING Group changed its accounting policy for non-financial guarantees that are subject to contractual indemnification rights (such as performance and other non-financial guarantees as well as letters of credit)
from IAS 37 principles to loan commitment accounting under IFRS 9. The re-scoping was triggered by the introduction of IFRS 17 Insurance contracts and results in reliable and more relevant information, particularly when credit risk is elevated as IFRS 9 expected credit losses model captures that risk earlier than
IAS 37. This voluntary policy change had a limited impact on ING’s opening total equity of EUR -33 million.
Other changes in IFRS effective in 2023
The following amendments to IFRS became effective in the current reporting period with no significant impact for ING:
•Amendments to IAS 1 ‘Presentation of Financial Statements’: Disclosure of Accounting Policies (issued in
February 2021).
•Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’: Definition of
Accounting Estimates (issued in February 2021).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 247
1 Includes the effect of changes in tax rate
•Amendments to IAS 12 ‘Income Taxes’: Deferred Tax Related to Assets and Liabilities Arising From a
Single Transaction (issued in May 2021).
•Amendments to IAS 12 'Income Taxes': International Tax Reform - Pillar Two Model Rules. These
amendments allow ING Group to scope out Pillar Two model rules from the deferred tax recognition and related disclosure requirements. More information on ING Group’s exposure to Pillar Two model rules is included in Note 31 ‘Information on geographical areas'.
1.3.2  Upcoming changes in IFRS after 2023
The following published amendments are not mandatory for 2023 and have not been early adopted by ING
Group. The implementation of these amendments is expected to have no significant impact on ING Group's
Consolidated financial statements when they become effective.
Effective in 2024:
•Amendments to IFRS 16 'Leases': Lease Liability in a Sale and Leaseback (issued in September 2022).
•Amendments to IAS 1 ‘Presentation of Financial Statements’: Classification of Liabilities as Current or
Non-current (issued in January 2020).
•Amendments to IAS 7 'Statement of Cash flows' and IFRS 7 'Financial Instruments: Disclosures': Supplier
Finance Arrangements (issued in May 2023).
Effective in 2025:
•Amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability
(issued in August 2023).
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
•Loan loss provisions (financial assets) (refer to Note 1.5.6 ‘Impairment of financial assets');
•The determination of the fair values of financial assets and liabilities (refer to Note 1.5.3 for ‘Fair values of financial assets and liabilities’);
•Investment in associate - assessment of additional impairment losses or reversal of previous impairment losses (refer to Note 1.10 ‘Investments in associates and joint ventures);
•Provisions (refer to Note 1.15 ‘Provisions, contingent liabilities and contingent assets’); and
•Accounting for Targeted Longer-Term Refinancing Operations (TLTRO) (refer to Note 1.5.8 ‘Accounting for
Targeted Longer-Term Refinancing Operations (TLTRO)').
1.5  Financial instruments
ING Group applies IFRS 9 ‘Financial Instruments’ to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities and the impairment of financial assets. The Group applies the requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’ for hedge accounting purposes.
1.5.1  Recognition and derecognition of financial instruments
Recognition of financial assets
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
ING Group Annual Report 2023 on Form 20-FF - 248
1.5.2  Classification and measurement of financial instruments
Financial assets
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
Transaction costs of financial assets carried at fair value through profit or loss (FVPL) are expensed in the statement of profit or loss.
Financial assets – Debt instruments
The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows at initial recognition.
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
ING Group Annual Report 2023 on Form 20-FF - 249
Financial assets – Equity instruments
All equity investments are measured at fair value. ING Group applies the fair value through OCI option to investments which are considered strategic, consisting of investments that add value to ING Group’s core banking activities.
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
A financial guarantee contract is a contract that requires ING Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Such a contract is initially recognised at fair value and is subsequently measured at the higher of (a) the amount determined in accordance with impairment provisions of IFRS 9 ‘Financial instruments’ (see section 'Impairment of financial assets') and (b)
the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with the revenue recognition principle of IFRS 15 ‘Revenue from contracts with customers’.
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
1.5.3  Fair values of financial assets and liabilities
All financial assets and liabilities are recognised initially at fair value. The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, if there is a material difference between the transaction price and the fair value of financial instruments whose fair value is based on a valuation technique using significant unobservable inputs, the entire day one difference (a ‘Day One Profit or Loss’) is deferred. ING Group defers the Day One
Profit or Loss relating to financial instruments classified as Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified as Level 3. The deferred Day One Profit or
Loss is recognised in the statement of profit or loss over the life of the transaction until the transaction matures, or until the significant unobservable inputs become observable, or until the significant unobservable inputs become non-significant. In all other cases, ING Group recognises the difference as a gain or loss at inception.
Subsequently, except for financial assets and financial liabilities measured at amortised cost, all the other financial assets and liabilities are measured at fair value.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It assumes that market participants would use and take into account the characteristics of the asset or liability when pricing the asset or liability. Fair values of financial assets and liabilities are based on unadjusted quoted market prices where available. Such quoted market prices are primarily obtained from exchange prices for listed financial instruments. Where an exchange price is not available, quoted prices in an active market may be obtained from independent market vendors, brokers, or market makers. In general, positions are valued at the bid price for a long position and at the offer price for a short position or are valued at the price within the bid-
offer spread that is most representative of fair value in the circumstances. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated.
For certain financial assets and liabilities, quoted market prices are not available. For such instruments, fair value is determined using valuation techniques. These range from discounting of cash flows to various

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 250
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
models.
•Assessing whether a market is active, and whether an input is observable and significant, requires judgement. ING Group categorises its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three-level hierarchy based on the observability and significance of the valuation inputs. The use of different approaches to assess whether a market is active, whether an input is observable, and whether an unobservable input is significant could produce different classification within the fair value hierarchy as well as potentially different deferral of the Day One Profit or Loss.
•Reference is made to Note 35 'Fair value of assets and liabilities ' and to the ‘Market risk’ paragraph in the ‘Risk management’ section of the Annual Report for the basis of the determination of the fair value of financial instruments and related sensitivities.

1.5.4  Derivatives and hedge accounting
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
ING Group Annual Report 2023 on Form 20-FF - 251
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
At the inception of the transaction, ING Group documents the relationship between hedging instruments and hedged items, its risk management objective, together with the methods selected to assess hedge effectiveness. ING Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.
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
IBOR Transition – specific policies for hedges directly affected by IBOR reform
As explained in the ‘IBOR Transition’ paragraph of the ‘Risk management’ section, a fundamental review of important interest rates benchmarks has been carried out, and it is still in process for some of them (for instance, WIBOR).
Given that IBOR reform may have various accounting implications, the International Accounting Standards
Board (IASB) has undertaken a two-phase project. Phase 1 addresses those issues that affect financial reporting before the replacement of an existing benchmark. Phase 1 amendments to IFRS were issued by the IASB in 2019. Phase 2 focuses on issues that may affect financial reporting when the existing benchmark rate is reformed or replaced. Phase 2 amendments to IFRS were issued by the IASB in 2020.
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
ING Group Annual Report 2023 on Form 20-FF - 252
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
The amendments are relevant given that ING Group hedges and applies hedge accounting to benchmark interest rate exposure part of IBOR reform. ING Group hedges are being progressively amended, where necessary, to incorporate the new benchmark rates. Temporary exceptions under Phase 1 continued to be relevant for ING Group as at 31 December 2023 (mainly for WIBOR hedges).
ING Group will completely cease to apply the amendments when this uncertainty is no longer present or when the hedging relationship is discontinued. Refer to note ‘Risk management/ IBOR Transition’ for the disclosures relating to the application of the amendments as part of Phase 1 and for more information regarding the end of Phase 1 reliefs for ING Group’s hedging relationships.
Phase 2 amendments require that hedge accounting continues on transition to risk free rates provided that the modifications made to financial instruments are those necessary to implement the IBOR Reform and that the new basis for calculating cash flows is ‘economically equivalent’ to the previous basis. Particularly,
Phase 2 amendments allow the continuation of hedging relationships, subject to amending their documentation to reflect changes in hedged instruments, hedging instruments, hedged risk, and/or the method for measuring effectiveness during the transition to the new benchmark rates. During 2023, Phase 2 continued to be relevant for ING Group when ING actually transitioned its financial instruments (designated in hedge accounting relationships) to the new benchmark rates (mainly, USD LIBOR).
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
statement of profit or loss.
1.5.5  Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position when ING Group has a current legally enforceable right to set off the recognised amounts and intends to either settle on a net basis or to realise the asset and settle the liability simultaneously.
Offsetting is applied to certain derivatives for which the services of a central clearing house or broker are used.
1.5.6  Impairment of financial assets
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
ING Group Annual Report 2023 on Form 20-FF - 253
future economic conditions. ING Group’s approach leverages the Advanced Internal Ratings Based (AIRB)
models that are used for regulatory purposes. Adjustments are applied to make these models suitable for determining ECL. ECL is recognised on the balance sheet as loan loss provisions (LLP).
Three-stage approach
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
Consequently, if the above quantitative SICR thresholds are exceeded, the item moves from Stage 1 to Stage
2 (unless the item is credit-impaired). In these instances, items are no longer assigned a 12-month ECL and instead are assigned a lifetime ECL. Items can return to Stage 1 if there is sufficient evidence that there is no longer a significant increase in credit risk.
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
Macroeconomic scenarios
ING Group has established a quarterly process whereby forward-looking macroeconomics scenarios and probability weightings are developed for the purpose of ECL. ING Group applies data predominantly from a leading service provider enriched with the internal ING Group view. A baseline, up-scenario and a down-
scenario are determined to reflect an unbiased and probability-weighted ECL amount. As a baseline scenario, ING Group applies the market-neutral view combining consensus forecasts for economic variables such as unemployment rates, GDP growth, house prices, commodity prices, and short-term interest rates.
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
ING Group Annual Report 2023 on Form 20-FF - 254
observing the three scenarios and are derived from confidence intervals on a probability distribution. The forecasts for the economic variables are adjusted on a quarterly basis.
The probability weights applied to each of the three scenarios
ING Group uses three macroeconomic scenarios when determining IFRS 9 ECL (baseline, upside and downside). Management approach used to determine the weights of each scenario and in selecting the parts of the distribution of forecast errors from which the weights are derived and disclosed in the
‘Alternative scenarios and probability weights’ and the sensitivity analysis in the ‘Risk Management’ section of the Annual Report.
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
•After divestment or sale of a credit facility at a discount; and
•Specific fraud cases with no recourse options.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 255
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

Significant judgements and critical accounting estimates and assumptions:
The calculation of ECL requires a number of judgements and estimates. In particular:
•ING Group makes various assumptions about the risk of default, the credit loss rates in case of a default and expected future cash flows. For collective provisions, ING Group applies significant judgement when estimating modelled parameters such as PD, LGD and EAD, including the selection and calibration of relevant models. For Stage 3 individual provisioning, the determination and probabilities of restructuring and recovery scenarios as well as the amount and timing of expected future cash flows may be particularly subjective.
•Forward-looking macroeconomic scenarios used in impairment assessments are uncertain in nature.
The use of alternate forward-looking macroeconomic scenarios can produce significantly different estimates of ECL. This is demonstrated in the sensitivity analysis in the ‘Risk Management’ section of the Annual Report, where the un-weighted ECL under each of the three scenarios for some significant portfolios is disclosed.

•When determining whether the credit risk on a financial asset has increased significantly (criteria for identifying a significant increase in credit risk), ING Group considers reasonable and supportable information to compare the risk of default occurring at reporting date with the risk of a default occurring at initial recognition of the financial asset. Whilst judgement is required in applying a PD rating to each financial asset, there is significant judgement used in determining the Stage allocation
PD banding thresholds. The process of comparing a financial asset’s PD with the PD banding thresholds determines its ECL Stage. Assets in Stage 1 are allocated a 12-month ECL, and those in Stage 2 are allocated a lifetime ECL, and the difference is often significant. As such, the judgement made in assigning financial asset PDs and the PD banding thresholds constitute a significant judgement.
Analysis of the sensitivity associated with the assessment of significant increase in credit risk is presented in the ‘Risk Management’ section of the Annual Report.
•Judgement is exercised in management’s evaluation of whether there is objective evidence that exposures are credit-impaired.
•To reflect the risks that are not properly captured by the ECL models, a number of management adjustments to the model-based ECL were necessary as at 31 December 2023, which required significant judgement. Reference is made to the ‘Management adjustments applied this year’
paragraph in the ‘Risk management’ section of the Annual Report.

1.5.7  Modification of financial instruments
In certain circumstances ING Group grants borrowers postponement, reduction of loan principal and/or interest payments on a temporary period of time to maximise collection opportunities, and if possible, avoid default, foreclosure, or repossession. When such postponement, reduction of loan principal and/or interest payments is executed based on credit concerns it is also referred to as forbearance (refer to the ‘Risk
Management’ section of the Annual Report for more details) and requires analysis on whether the contractual terms have been substantially modified or not. A similar assessment is needed when contractual terms are modified for other reasons than forbearance.
ING Group determines whether there has been a substantial modification using both quantitative and qualitative factors. If the modification results in a substantial modification of the terms of the loan, the original loan is derecognised and a new loan is recognised at fair value at the modification date. In case of a non-substantial modification, a modification gain or loss is recognised in profit or loss.
1.5.8  Accounting for Targeted Longer-Term Refinancing Operations (TLTRO)
ING Group participates in Targeted Longer-Term Refinancing Operations (TLTRO III). ING Group considers
TLTRO funding provided by the ECB to banks to be on market terms on the basis that the ECB has

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 256
established a separate market with TLTRO programmes. They have specific terms which are different from other sources of funding available to banks, including those provided by the ECB. Consequently, the rate under TLTRO is considered to be a market conforming rate and TLTRO funding is recognised fully as a financial liability.
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
ING Group views ‘reasonable expectation’ in case of TLTRO funding as a high hurdle. This is the moment when it becomes highly probable, i.e. the probability of meeting the lending targets is substantially greater than the probability that it will not. As a result, if interest income is recognised during the period based on the expectation of meeting the targets, there should only be a limited possibility that the interest may need to be reversed in future reporting periods.. Reference is made to note 12 ‘Deposits from banks’ and to note
20 ‘Net interest income’ for the presentation of ING Group’s participation in TLTRO programmes.

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

1.6  Consolidation
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
Transactions between ING Groep N.V. and its subsidiaries are eliminated on consolidation. Reference is made to Note 44 'Principal subsidiaries, investments in associates and joint ventures' for a list of principal subsidiaries and their statutory place of incorporation and a description of ING's activities involving structured entities is included in Note 45 'Structured entities'.
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
1.7  Segment reporting
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
ING Group Annual Report 2023 on Form 20-FF - 257
The CODM reviews and assesses ING Group's performance primarily by line of business. As a result, ING identified five operating segments which are also disclosed as reportable segments. Additionally, the CODM receives information by geographical area based on the location of the office from which transactions are originated.
1.8  Hyperinflation accounting
Since the second quarter of 2022, Türkiye has been considered a hyperinflationary economy for accounting purposes. As ING Group has a subsidiary in Türkiye, ING Group has applied IAS 29 ‘Financial Reporting in
Hyperinflationary Economies’ to its operations since 2022 as if the economy in Türkiye had always been hyperinflationary. Given that ING Group presents its results in EUR, comparatives do not get restated. As a result, 2021 comparatives were not impacted by IAS 29, while 2022 comparatives show the impact of the first-time application of IAS 29, as well as the effect for 2022. IAS 29 continued to be relevant for ING’s operations in Türkiye in 2023. Under IAS 29, the results of the operations in Türkiye should be stated in terms of the current purchasing power at the reporting date. For that, the consumer price index (CPI) as determined by the Turkish Statistical Institute was used. The CPI for Türkiye (2003=100) at 31 December
2023 was 1,859.38 and at 31 December 2022 was 1,128.45 (movement 2023: 64.77%; movement 2022:
64.27%). The effect of such restatement for inflation in the current period of the statement of comprehensive income and the balance sheet has been recognised in the statement of profit or loss within
‘Other net income’ as a ‘Net monetary gain or loss’. The net monetary loss for the period represents the loss of purchasing power by the net monetary position (monetary assets exceeding monetary liabilities) of ING
Türkiye.
After the application of the above restatement procedures in Turkish Lira under IAS 29, the financial position and the results for the period of ING Türkiye are translated and presented in EUR at the exchange rate on 31
December 2023. For the statement of comprehensive income this is in contrast with the usual translation procedures where items of comprehensive income are translated at the exchange rate at the date of transaction. Furthermore, ING Group selected to present both the restatement effect resulting from restating ING Group’s interest in the equity of ING Türkiye as required by IAS 29, and the translation effect from translating at a closing rate that differs from the previous closing rate, in the Currency translation reserve.
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
•Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). However, under hyperinflation accounting, income and expenses of ING Türkiye are translated at the closing rate; and
•All resulting exchange rate differences are recognised in a separate component of equity.
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
ING Group Annual Report 2023 on Form 20-FF - 258
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

Significant judgements and critical accounting estimates and assumptions:
Identification of impairment indicators as well as indicators of potential reversal of previous impairments of ING Group’s investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), an associate, requires significant judgement. When there is objective evidence of impairment or indicators that prior period impairment losses no longer exist or may have decreased, value in use (VIU) needs to be determined. Estimation of VIU involves significant estimates and management assumptions. Please refer to note 8 ‘Investments in associates and joint ventures’.

1.11  Property and equipment
Property in own use
Land and buildings held for own use are stated at fair value at the balance sheet date. Depreciation is recognised on a straight-line basis over the estimated useful life (in general 20–50 years ). On disposal, the related revaluation reserve is transferred to retained earnings.
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
ING Group Annual Report 2023 on Form 20-FF - 259
the liability and finance cost. The finance costs are charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-
line basis.
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
1.12  ING Group as lessor
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
1.13  Goodwill and other intangible assets
Impairment of goodwill and other non-financial assets
ING Group assesses at each reporting period, whether there is an indication that a non-financial asset may be impaired. Irrespective of whether there is an indication of impairment, intangible assets with an indefinite useful life, including goodwill acquired in a business combination, and intangible assets not yet available for use, are tested annually for impairment. Goodwill is allocated to groups of cash generating units (CGUs) for the purpose of impairment testing. These groups of CGUs represent the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment by comparing the carrying value of the group of CGUs to the recoverable amount of that group of CGUs. Impairment of goodwill, if applicable, is included in the statement of profit or loss in Other operating expenses and is not subsequently reversed.
Computer software
Computer software that has been purchased or generated internally for own use is stated at cost less amortisation and any impairment losses. Amortisation is calculated on a straight-line basis over its useful life which generally does not exceed five years. Amortisation is included in Other operating expenses.
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
ING Group Annual Report 2023 on Form 20-FF - 260
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
1.15  Provisions, contingent liabilities and contingent assets
A provision is a present obligation arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits, however the timing or the amount is uncertain.
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
ING Group may become involved in governmental, regulatory, arbitration and legal proceedings and investigations and may be subject to third party claims. With or without reference to the above, ING Group may also offer compensation to certain of its customers. Judgement is required to assess whether a present obligation exists and to estimate the probability of an unfavourable outcome and the amount of potential loss. The degree of uncertainty and the method of making the accounting estimate depends on the individual case, its nature and complexity. Such cases are usually one of a kind. For the assessment of related provisions ING Group consults with internal and external legal experts. Even taking into consideration legal experts’ advice, the probability of an outflow of economic benefits can still be uncertain and the provision recognised can remain sensitive to the assumptions used. Reference is made to Note 15
'Provisions'. For proceedings where it is not possible to make a reliable estimate of the expected financial effect, that could result from the ultimate resolution of the proceedings, no provision is recognised, however disclosure is included in the financial statements, where relevant. Reference is made to Note 42
'Legal proceedings'.
Critical accounting estimates and assumptions for the reorganisation provision are in estimating the amounts and timing of cash flows as the announced transformation initiatives are implemented over a period of several years. Reference is made to Note 15 'Provisions'.

1.16  Irrevocable Payment Commitments on contributions to SRF and DGS
ING makes contributions to the Single Resolution Fund (SRF) and Deposit Guarantee Schemes (DGS). The
annual contributions are paid in cash or, in some cases, partly using Irrevocable Payment Commitments
(IPCs) that become payable if and when called. Cash contributions are accounted for as levies as described in section 1.15 above while IPCs are disclosed as contingent liabilities in Note 41 Contingent liabilities and commitments. Cash collateral posted on IPCs to the SRF is accounted for as an interest bearing financial asset at amortised cost. Government bonds posted as collateral on IPCs to DGS continue to be recognised as assets of ING as securities at amortised cost.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 261
1.17  Other liabilities
Defined benefit plans
The net defined benefit asset or liability recognised in the statement of financial position in respect of defined benefit pension plans is the fair value of the plan assets less the present value of the defined benefit obligation at the balance sheet date.
Changes in plan assets include mainly:
•Return on plan assets are recognised as staff costs in the statement of profit or loss. It is determined using a high quality corporate bond rate (identical to the discount rate used in determining the defined benefit obligation) at the start of the reporting period; and
•Remeasurements which are recognised in Other comprehensive income.
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
Changes in the defined benefit obligation include mainly:
•Service cost which is recognised as staff costs in the statement of profit or loss;
•Interest expenses are recognised as staff costs in the Statement of profit or loss. It is determined using a high quality corporate bond rate at the start of the period;
•Remeasurements which are recognised in Other comprehensive income (equity) and not recycled to the
Statement of profit or loss;
•Any past service cost relating to a plan amendment is recognised in profit or loss in the period of the plan amendment; and
•Gains and losses on curtailments and settlements are recognised in the Statement of profit or loss when the curtailment or settlement occurs.
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
ING Group Annual Report 2023 on Form 20-FF - 262
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
Share-based payments
ING Group only engages in share-based payment transactions with its staff and directors. Share-based payment expenses are recognised as a staff expense over the vesting period. A corresponding increase in equity is recognised for equity-settled share-based payment transactions. A liability is recognised for cash-
settled share-based payment transactions. The fair value of equity-settled share-based payment transactions are measured at the grant date, and the fair value of cash-settled share-based payment transactions are measured at each balance sheet date. Rights granted will remain valid until the expiry date, even if the share based payment scheme is discontinued. The rights are subject to certain conditions, including a pre-determined continuous period of service.
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
For the purposes of the statement of cash flows, Cash and cash equivalents include deposits from banks and loans and advances to banks that are on demand. Furthermore, it includes treasury bills and other eligible bills shorter than three months. Investments qualify as a cash equivalent if they are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
Cash flows arising from foreign currency transactions are translated into the functional currency using the exchange rates at the date of the cash flows.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 263
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
1.23  Parent company accounts
The condensed parent company financial statements of ING Groep N.V. are prepared using the recognition and measurement principles as those applied in the Consolidated financial statements.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 264
Notes to the Consolidated statement of financial position
2  Cash and balances with central banks

Cash and balances with central banks
in EUR million	2023	2022
Amounts held at central banks [1]	88,627	85,934
Cash and bank balances	1,587	1,681
	90,214	87,614
1 Amounts held at central banks include an amount of EUR -5 million (2022: EUR -12 million) of Loan loss provisions.
Amounts held at central banks reflect on demand balances. The movement reflects ING’s active liquidity management.
Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral' for restrictions on amounts held at central banks.
3  Loans and advances to banks

Loans and advances to banks
	Netherlands		Rest of the world		Total
in EUR million	2023	2022	2023	2022	2023	2022
Loans and advances to banks	9,453	23,463	7,286	11,679	16,739	35,141
Loan loss provisions	-11	-12	-18	-26	-30	-37
	9,441	23,451	7,268	11,653	16,709	35,104
Loans and advances mainly include balances of reverse repurchase transactions, term loans and cash collateral transactions. For more information on the balance of reverse repurchase transactions refer to
Note 4 'Financial assets at fair value through profit or loss' . Reference is made to Note 7 'Loans and advances to customers' for information on finance lease receivables included in Loans and advances to banks.
As at 31 December 2023 and at 31 December 2022, all loans and advances to banks are non-subordinated.
4  Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
in EUR million	2023	2022
Trading assets	60,229	56,870
Non-trading derivatives	2,028	3,893
Designated at fair value through profit or loss	5,775	6,159
Mandatorily measured at fair value through profit or loss	54,983	46,844
	123,015	113,766
(Reverse) repurchase transactions
Financial assets at fair value through profit or loss includes securities lending and sales and repurchase transactions with securities. At ING, these types of transactions are recognised in several lines in the statement of financial position depending on business model assessment and counterparty. Furthermore, for repurchase agreements the gross amount of assets must be considered together with the gross amount of related liabilities, which are presented separately on the statement of financial position since IFRS does not always allow netting of these positions in the statement of financial position.
Securities purchased under agreements to resell (reverse repos), securities borrowings and similar agreements are not recognised in the consolidated statement of financial position as the counterparty continues to be exposed to substantially all risks and rewards of the transferred security. Based on the business model assessment and counterparty, the consideration paid to purchase securities is recognised as
Loans and advances to customers, Loans and advances to banks, financial assets mandatorily at FVPL or
Trading assets.
Securities sold subject to repurchase agreements (repos), securities lending and similar agreements continue to be recognised in the consolidated statement of financial position as ING Group continues to be exposed to substantially all risks and rewards of the transferred financial asset. The counterparty liability is designated and measured at FVPL if the asset is measured at FVPL. Otherwise, the counterparty liability is included in Deposits from banks, Customer deposits or Trading.
Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral' for information on transferred assets which were not derecognised.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 265
ING Group’s exposure to (reverse) repurchase transactions is included in the following lines in the statement of financial position:

Exposure to (reverse) repurchase agreements
in EUR million	2023	2022
Reverse repurchase transactions
Loans and advances to banks	5,251	19,395
Loans and advances to customers	499	1,306
Trading assets, loans and receivables	12,121	9,732
Loans and receivables mandatorily measured at fair value through profit or loss	51,536	43,153
	69,407	73,587
Repurchase transactions
Deposits from banks	2,064	3,809
Customer deposits	97	1
Trading liabilities, funds on deposit	10,337	5,715
Funds entrusted designated and measured at fair value through profit or loss	45,729	43,131
	58,227	52,655
Trading assets

Trading assets by type
in EUR million	2023	2022
Equity securities	15,412	11,737
Debt securities	6,907	4,189
Derivatives	25,680	30,841
Loans and receivables	12,231	10,103
	60,229	56,870
Trading assets include assets that are closely related to servicing the needs of the clients of ING Group. ING offers institutional clients, corporate clients, and governments, products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio is related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting).
Reference is made to Note 14 'Financial liabilities at fair value through profit or loss' for information on trading liabilities.
Non-trading derivatives

Non-trading derivatives by type
in EUR million	2023	2022
Derivatives used in
- fair value hedges	716	836
- cash flow hedges	440	814
- hedges of net investments in foreign operations	100	119
Other non-trading derivatives	771	2,124
	2,028	3,893
Reference is made to Note 36 'Derivatives and hedge accounting' for information on derivatives designated in hedge accounting.
Other non-trading derivatives mainly includes interest rate swaps and foreign exchange currency swaps for which no hedge accounting is applied.
Designated at fair value through profit or loss

Designated at fair value through profit or loss by type
in EUR million	2023	2022
Debt securities	4,470	5,437
Loans and receivables	1,306	722
	5,775	6,159
‘Financial assets designated at fair value through profit or loss’ is partly economically hedged by credit derivatives. The hedges do not meet the criteria for hedge accounting and the loans and debt securities are recorded at fair value to avoid an accounting mismatch. The maximum credit exposure of the loans and receivables and debt securities included in ‘Financial assets designated at fair value through profit or loss’
approximates its carrying value and amounts to EUR 5,775 million (2022: EUR 6,159 million). In 2023, the change in fair value of these loans and debt securities amounts EUR -48 million (2022: EUR 357 million).
ING has mitigated the credit risk exposure on some of the portfolio. The cost at initial recognition of the financial assets designated at fair value through profit or loss that are economically hedged by credit derivatives is EUR 3,181 million (31 December 2022: EUR 3,051 million and the cumulative change in fair value attributable to changes in credit risk is EUR 150 million (31 December 2022: EUR 150 million).
The notional value of the related credit derivatives is EUR 3,679 million (2022: EUR 3,370 million).The cumulative change in fair value of the credit derivatives since the financial assets were first designated,

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 266
amounts to EUR -119 million (2022: EUR 3 million) and the change for the current year is EUR -122 million
(2022: EUR 72 million).
The changes in fair value attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of loans and bonds issued by entities with similar credit characteristics.
Mandatorily at fair value through profit or loss

Mandatorily at fair value through profit or loss by type
in EUR million	2023	2022
Equity securities	179	203
Debt securities	894	821
Loans and receivables	53,911	45,820
	54,983	46,844
Equity securities are individually insignificant for ING Group. For debt securities total exposure reference is made to Note 6 'Debt securities'. Loans and receivables include mainly reverse repurchase agreements.
Following the implementation of IFRS 17 on 1 January 2023, a portfolio of loans with death waivers has been reclassified from financial assets measured at amortised cost to financial assets mandatorily measured at fair value through profit or loss (31 December 2023: EUR 538 million). For further information on the change in accounting policies, reference is made to Note 1 'Basis of preparation and material accounting policy information'.
5  Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income by type
in EUR million	2023	2022
Equity securities	1,885	1,887
Debt securities [1]	38,281	29,095
Loans and advances [1]	951	643
	41,116	31,625
1 Debt securities include an amount of EUR -13 million (2022: EUR -21 million) and the Loans and advances includes EUR -8 million
(2022: EUR -1 million) of Loan loss provisions.
Exposure to equity securities

Equity securities designated as at fair value through other comprehensive income
	Carrying value	Carrying value	Dividend income	Dividend income
in EUR million	2023	2022	2023	2022
Investment in Bank of Beijing	1,590	1,614	98	111
Other Investments	295	273	7	38
	1,885	1,887	105	149
As at 31 December 2023 ING holds approximately 13% (2022: 13%) of the shares of Bank of Beijing, a bank listed on the stock exchange of Shanghai. Bank of Beijing stake is part of the Corporate Line segment. As per regulatory requirements set by China Banking and Insurance Regulatory Commission, ING, as a shareholder holding more than 5% or more of the shares, is required to supply additional capital when necessary. No request for additional capital was received in 2023 (2022: nil).
Changes in fair value through other comprehensive income
The following table presents changes in financial assets at fair value through other comprehensive income.

Changes in fair value through other comprehensive income financial assets
	FVOCI equity securities		FVOCI debt instruments [1]		Total
in EUR million	2023	2022	2023	2022	2023	2022
Opening balance as at 1 January	1,887	2,457	29,739	28,178	31,625	30,635
Additions	28	17	19,967	18,789	19,995	18,806
Amortisation			31	-18	31	-18
Transfers and reclassifications	5	10			5	10
Changes in unrealised revaluations [2]	68	-65	657	-3,230	725	-3,295
Impairments			-1		-1
Reversals of impairments			6	3	6	3
Disposals and redemptions	-2	-492	-11,912	-14,034	-11,913	-14,526
Exchange rate differences	-100	-39	751	49	651	10
Changes in the composition of the group and other changes			-6	1	-6	1
Closing balance	1,885	1,887	39,231	29,739	41,116	31,625
1Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2Changes in unrealised revaluations of FVOCI debt instruments include changes on hedged items which are recognized in the statement of profit or loss. Reference is made to Note 19 'Equity' for details on the changes in revaluation reserve.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 267
FVOCI equity securities
Exchange rate differences of EUR -100 million (31 December 2022: EUR -39 million) are mainly related to the stake in Bank of Beijing following the depreciation of CNY versus EUR. Furthermore in 2023, changes in unrealised revaluations of equity securities are mainly related to the revaluation of the stake in Bank of
Beijing of EUR 77 million following changes in share price (31 December 2022: EUR -49 million).
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
FVOCI debt instruments
In 2022, interest rates in both short and longer tenors increased significantly which resulted in changes in unrealised revaluations of debt securities of EUR -3,230 million. During 2023 interest rates decreased resulting in unrealised revaluations of EUR 657 million.
Reference is made to Note 6 'Debt securities' for details on ING Group’s total exposure to debt securities.
6  Debt securities
ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:

Exposure to debt securities
in EUR million	2023	2022
Debt securities at fair value through other comprehensive income	38,281	29,095
Debt securities at amortised cost	48,313	48,160
Debt securities at fair value through other comprehensive income and amortised cost	86,594	77,255

Trading assets	6,907	4,189
Debt securities at fair value through profit or loss	5,363	6,258
Total debt securities at fair value through profit or loss	12,270	10,447
	98,864	87,703
ING Group’s total exposure to debt securities (excluding debt securities held in the trading portfolio) of EUR
91,957 million (31 December 2022: EUR 83,513 million) is specified as follows:

Debt securities by type of exposure
	Debt Securities at FVPL		Debt Securities at FVOCI		Debt Securities at AC		Total
in EUR million	2023	2022	2023	2022	2023	2022	2023	2022
Government bonds	362	63	20,988	16,016	24,050	24,629	45,400	40,708
Central bank bonds [1]	446	307			2,043	2,331	2,489	2,638
Sub-sovereign, Supranationals and Agencies	1,354	2,343	11,587	8,529	14,639	14,210	27,580	25,082
Covered bonds			4,084	2,663	5,231	5,543	9,315	8,206
Corporate bonds	799	857	127	108	109	26	1,035	991
Financial institutions' bonds	1,645	1,931	483	772	186	220	2,314	2,923
ABS portfolio	758	758	1,025	1,028	2,077	1,217	3,860	3,003
	5,363	6,258	38,293	29,116	48,335	48,177	91,991	83,551
Loan loss provisions			-13	-21	-22	-17	-34	-39
Debt securities portfolio	5,363	6,258	38,281	29,095	48,313	48,160	91,957	83,513
1In 2023 Central bank bonds have been included as a separate type of exposure. These bonds were previously included in Financial
Institutions bonds. The prior period has been updated for consistency and comparability.
7  Loans and advances to customers

Loans and advances to customers by type
	Netherlands		Rest of the world		Total
in EUR million	2023	2022	2023	2022	2023	2022
Loans and advances to public authorities	1,070	837	13,314	11,840	14,384	12,677
Residential mortgages	112,145	110,017	217,361	212,833	329,506	322,850
Other personal lending	5,036	5,835	31,535	30,345	36,571	36,180
Corporate Lending	62,677	68,077	209,795	211,092	272,472	279,169
	180,928	184,766	472,005	466,111	652,933	650,876

Loan loss provisions	-830	-993	-4,791	-4,990	-5,621	-5,984
	180,099	183,772	467,214	461,120	647,313	644,893
For details on credit quality and loan loss provisioning, refer to ‘Risk management – Credit risk’ paragraphs
‘Credit quality’ and 'Loan loss provisioning'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 268
As at 31 December 2023 EUR 647,120 million (2022: EUR 644,697 million) of loans and advances to customers are non-subordinated.
Loans and advances to customers and to banks include finance lease receivables and are detailed as follows:

Finance lease receivables [1]
in EUR million	2023	2022
Maturities of gross investment in finance lease receivables
- within 1 year	3,827	3,452
- between 1-2 years	2,742	2,463
- between 2-3 years	2,133	1,870
- between 3-4 years	1,475	1,294
- between 4-5 years	875	747
- more than 5 years	1,451	1,423
	12,503	11,251

Unearned future finance income on finance leases	-1,040	-792
Net investment in finance leases	11,463	10,459

Included in Loans and advances to banks	5	6
Included in Loans and advances to customers	11,459	10,453
	11,463	10,459
1The total loan loss provision of EUR 160 million (2022: EUR 160 million) for finance lease receivables is classified into the following loan loss provision stages: Stage 1: EUR 6 million (2022: EUR 9 million), Stage 2: EUR 14 million (2022: EUR 28 million) and Stage 3: EUR 139 million (2022: EUR 123 million).
The finance lease receivables mainly relate to the financing of equipment and real estate and are mainly part of corporate lending. To a lesser extent, the finance lease receivables relate to real estate for third parties, where ING is the lessor. Interest income in 2023 on finance lease receivables amounts to EUR 429 million (2022: EUR 292 million).
8  Investment in associates and joint ventures

Investments in associates and joint ventures
in EUR million 2023	Interest held (%)	Fair value of listed invest- ments	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMBThanachart Bank Public Company Limited	23%	976	1,128	46,666	40,776	1,386	943
Other investments in associates and joint ventures			381
			1,509

Investments in associates and joint ventures
in EUR million 2022	Interest held (%)	Fair value of listed invest- ments	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMBThanachart Bank Public Company Limited	23%	849	1,109	49,506	43,677	1,303	957
Other investments in associates and joint ventures			391
			1,500
TMBThanachart Bank Public Company Limited
ING Group has a 23% investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), a bank listed on the Stock Exchange of Thailand. TTB is providing products and services to Wholesale, Small and
Medium Enterprise (SME), and Retail customers. TTB is accounted for as an investment in associate based on the size of ING shareholding and representation on the Board. TTB is part of the Corporate Line segment.
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
ING Group Annual Report 2023 on Form 20-FF - 269
In addition, the associates and joint ventures also consider other factors in determining the appropriate levels of equity needed. These factors and limitations include, but are not limited to, rating agency and regulatory views, which can change over time.

Changes in Investments in associates and joint ventures
in EUR million	2023	2022
Opening balance as at 1 January	1,500	1,587
Additions	55	48
Revaluations	4	-8
Share of results	149	92
Dividends received	-74	-48
Disposals	-89	-10
Impairments	-5	-192
Exchange rate differences	-32	27
Other		4
Closing balance	1,509	1,500
Share of results from associates and joint ventures of EUR 149 million (2022: EUR 92 million) as included in the table above is mainly attributable to results of TTB of EUR 107 million (2022: EUR 81 million).
Impairments and reversal thereof
Out of EUR 192 million total impairment losses in 2022, EUR 165 million related to TTB.  As per 31 December
2023 there were no triggers for additional impairment of TTB. Equally, indicators that would support a potential reversal of previous impairment losses on TTB were not yet consistently observed during 2023.
Accumulated impairments of EUR 395 million (2022: EUR 395 million) have been recognised.
9  Property and equipment

Property and equipment by type
in EUR million	2023	2022
Property in own use	616	681
Equipment:
- Data processing equipment	213	213
- Other equipment	492	476
Right- of- use assets:
- ROU property	972	1,000
- ROU cars	97	64
- ROU other leases	9	12
	2,399	2,446

Changes in property and equipment
	Property in own use		Equipment		Right-of-use assets		Total
in EUR million	2023	2022	2023	2022	2023	2022	2023	2022
Opening balance as at 1 January	681	702	688	699	1,076	1,113	2,446	2,515
Additions	4	2	241	229	279	173	525	404
Transfers	-1	-1	-4	-1	-4	-4	-9	-5
Depreciation	-12	-13	-204	-220	-246	-252	-461	-485
Impairments[1]	-19	-9	-10	-16	-12	-9	-41	-35
Reversals of impairments [1]	10	16					10	16
Remeasurements	4	15			9	67	13	81
Disposals	-47	-67	-10	-15	-20	-15	-78	-98
Exchange rate differences	-4	36	4	13	-4	3	-5	52
Closing balance	616	681	705	688	1,078	1,076	2,399	2,446

Cost price	753	847	3,140	3,554	1,851	1,680	5,744	6,081
Accumulated depreciation	-305	-362	-2,430	-2,853	-904	-714	-3,639	-3,929
Accumulated impairments	-99	-107	-6	-12	-32	-21	-136	-140
Accumulated revaluation surplus	267	304					267	304
Accumulated remeasurement					163	130	163	130
Net carrying value	616	681	705	688	1,078	1,076	2,399	2,446
1 (Reversals of) impairments of property and equipment are presented as Other operating expenses in the statement of Profit or Loss.
ING considers valuations from third-party experts in determining the fair values of property in own use. The vast majority of the land and buildings are appraised during 2023. Property in own use purchase costs

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 270
amounted to EUR 753 million (2022: EUR 847 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 350 million (2022: EUR 368 million) had property in own use been valued at cost instead of at fair value.
The reported impairment losses of EUR -41 million (2022: EUR -35 million) mainly result from changes in the post-pandemic way of working through downscaling of physical office spaces and closure of branches for commercial reasons.
10  Intangible assets

Changes in intangible assets
	Goodwill		Software		Other		Total
in EUR million	2023	2022	2023	2022	2023	2022	2023	2022
Opening balance as at 1 January	464	472	636	682	2	2	1,102	1,156
Opening balance adjustment [1]		25						25
Additions			64	54			64	54
Capitalised expenses			246	144			246	144
Amortisation			-213	-226			-213	-226
Impairments 1 2		-32	-5	-22			-5	-54
Exchange rate differences	5	-1	2	4			7	2
Disposals			-10	-3			-10	-3
Changes in the composition of the group and other changes			8	3	1		8	3
Closing balance	469	464	727	636	2	2	1,198	1,102

Gross carrying amount	469	464	2,646	2,491	8	8	3,123	2,962
Accumulated amortisation			-1,876	-1,787	-4	-4	-1,879	-1,790
Accumulated impairments			-43	-69	-2	-2	-45	-70
Net carrying value	469	464	727	636	2	2	1,198	1,102
1In 2022, the allocated goodwill to Türkiye cash generating unit after first being adjusted for hyperinflation accounting for EUR 25 million, was fully impaired for the amount of EUR 32 million (based on discount rate 24.04% and terminal growth rate 10.40% as per
1 January 2022). Türkiye is part of the Retail Other segment.
2Impairments of intangible assets are presented within Other operating expenses in the statement of Profit or Loss.
Goodwill
Goodwill is allocated to groups of cash generating units (CGUs) as follows:

Goodwill allocation to group of CGUs
in EUR million	Method used for recoverable amount	Discount rate	Terminal growth rate	Goodwill	Goodwill
Group of CGU’s				2023	2022
Retail Netherlands	Value in use	8.80%	2.20%	30	30
Retail Germany	Value in use	8.68%	2.00%	349	349
Retail Poland	Value in use	10.44%	2.40%	75	69
Retail Romania	Value in use	12.72%	2.60%	15	15
				469	464
Impairment testing
Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill-carrying CGU with its carrying amount. The key assumptions used in the calculation of the recoverable amounts are included in the table above. Furthermore, ING Group tests goodwill whenever a triggering event is identified.
At the annual impairment test in the fourth quarter, the recoverable amount exceeds the carrying value of the CGUs as at 31 December 2023 and therefore no impairment is required (31 December 2022: EUR 32 million for Türkiye CGU).
Methodology
In line with IFRS, the recoverable amount is determined as the higher of the fair value less costs of disposal and Value in Use (VIU). The VIU calculation is based on a Dividend Discount model using three year management approved plans, updated for expected changes in the macroeconomic environment. When estimating the VIU of a CGU, local conditions and requirements determine the capital requirements, discount rates, and terminal growth rates. These local conditions and requirements determine the ability to upstream excess capital and profits to ING Group. The discount rate calculation includes other inputs such as equity market premium, country risk premium, and long term inflation which are based on market sources and management’s judgement. The long term growth rate is based on the long term inflation rate obtained from market sources. The impacts of climate risk are included to the extent that they are observable in discount rates and assets prices.
Sensitivity of key assumptions
Key assumptions in the goodwill impairment test model are the projected locally available cash flows (based on local capital requirements and projected profits), discount rates (cost of equity), and long-term growth rates.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 271
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
Software
Software includes internally developed software amounting to EUR 628 million (2022: EUR 540 million).
Software is reviewed for indicators of impairment. Irrespective of whether there is an indication of impairment, software under development is tested annually for impairment. In 2023, individually immaterial items were impaired for an amount of EUR 5 million (31 December 2022: 22 million).
11  Other assets

Other assets by type
in EUR million	2023	2022
Net defined benefit assets	554	617
Investment properties	14	18
Property development and obtained from foreclosures	32	34
Prepayments	438	366
Accrued assets	523	551
Amounts to be settled	3,869	5,191
Other	1,687	2,073
	7,117	8,850
Disclosures in respect of Net defined benefit assets are provided in Note 33 'Pensions and other post-
employment benefits'.
Amounts to be settled include primarily transactions not settled at the balance sheet date. The nature of these transaction is short term and they are expected to settle shortly after the closing date of the balance sheet.
Other relates to various receivables in the normal course of business, amongst others, short term receivables relating to mortgage issuance and other amounts receivable from customers.
12  Deposits from banks

Deposits from banks by type
	Netherlands		Rest of the world		Total
in EUR million	2023	2022	2023	2022	2023	2022
Non-interest bearing	3	86	174	315	177	400
Interest bearing	7,803	32,858	15,277	23,374	23,080	56,232
	7,806	32,943	15,451	23,689	23,257	56,632
Deposits from banks includes non-subordinated deposits and reverse repurchase transactions, for more information on reverse repurchase transaction refer to Note 4 'Financial assets at fair value through profit or loss'.
Deposits from banks includes ING’s participation in the Targeted Longer-Term Refinancing Operations
(TLTRO) of EUR 6.0 billion (2022: EUR 36.0 billion). In 2023, EUR 30.0 billion of ING's TLTRO III participation was repaid.
For the details of the applicable rates and impact on net interest income reference is made to Note 20 'Net interest income'.
13  Customer deposits

Customer deposits [1]
in EUR million	2023	2022
Current accounts / Overnight deposits	221,773	260,350
Savings accounts	334,296	329,531
Time deposits	92,154	48,524
Other	2,053	2,395
	650,276	640,799
1 ING changed the presentation of customer deposits as of 2023. The comparative figure for 2022 has been updated accordingly.
Current accounts / Overnight deposits, Saving accounts and Time deposits include balances with individuals, respectively EUR 107,711 million (2022: EUR 124,067 million), EUR 305,743 million (2022: EUR
304,306 million) and EUR 46,762 million (2022: EUR 16,729 million).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 272

Customer deposits by type
	Netherlands		Rest of the world		Total
in EUR million	2023	2022	2023	2022	2023	2022
Non-interest bearing	239	2,332	25,316	24,229	25,556	26,561
Interest bearing [1]	232,548	231,914	392,172	382,324	624,720	614,238
	232,788	234,246	417,488	406,552	650,276	640,799
1Interest bearing includes current accounts which are not remunerated, however ING holds the contractual right to revise.
14  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
in EUR million	2023	2022
Trading liabilities	37,220	39,088
Non-trading derivatives	2,019	3,048
Designated at fair value through profit or loss	55,400	50,883
	94,638	93,019
Trading liabilities

Trading liabilities by type
in EUR million	2023	2022
Equity securities	1,156	935
Debt securities	2,492	1,291
Funds on deposit	10,443	5,993
Derivatives	23,129	30,869
	37,220	39,088
Non-trading derivatives

Non-trading derivatives by type
in EUR million	2023	2022
Derivatives used in:
- fair value hedges	113	244
- cash flow hedges	458	1,275
- hedges of net investments in foreign operations	92	83
Other non-trading derivatives	1,356	1,446
	2,019	3,048
Reference is made to Note 36 'Derivatives and hedge accounting' for information on derivatives used for hedge accounting.
Other non-trading derivatives mainly includes interest rate swaps and foreign currency swaps for hedging purposes, but for which no hedge accounting is applied.
Designated at fair value through profit or loss

Designated at fair value through profit or loss by type
in EUR million	2023	2022
Debt securities	8,672	6,537
Funds entrusted	46,633	44,263
Subordinated liabilities	95	82
	55,400	50,883
As at 31 December 2023, the change in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk is EUR -34 million (2022: EUR -75 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).
The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated at fair value through profit or loss excluding repurchase agreements (part of funds entrusted) is
EUR 9,957 million (2022: EUR 8,408 million).
Funds entrusted include mainly repurchase agreements. For more information on repurchase transactions refer to Note 4 'Financial assets at fair value through profit or loss'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF - 273
15  Provisions

Provisions by type [1]
in EUR million	2023	2022
Reorganisation provisions	231	418
Litigation provisions	193	150
Other provisions	355	455
	779	1,022
Loan loss provisions for guarantees	142	29
	920	1,052
1 In 2023, the table was updated to present the IFRS 9 loan loss provisions for guarantees separately. The comparatives for 2022 have been updated accordingly.

Changes in provisions
	Reorganisation		Litigation		Other provisions [2]		Total
in EUR million	2023	2022	2023	2022	2023	2022	2023	2022
Opening balance as at 1 January	418	421	150	132	455	407	1,022	961
Additions [1]	207	217	78	59	39	230	325	506
Interest						-2		-2
Releases [1]	-34	-46	-26	-8	-22	-166	-82	-221
Utilised	-356	-170	-23	-33	-11	-15	-389	-218
Exchange rate differences	-1		1		-3		-4	-1
Other changes	-3	-4	13		-104		-94	-3
Closing balance	231	418	193	150	355	455	779	1,022
1Additions to provisions and unused amounts released are presented in Note 26 'Other operating expenses' in the Statement of Profit or Loss.
2In 2023, the table was updated to exclude the IFRS 9 loan loss provisions for guarantees. The comparatives for 2022 have been updated accordingly.
As at 31 December 2023, amounts expected to be settled within 12 months in provisions amount to EUR
720 million (2022: EUR 837 million). The amounts included are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.
Reorganisation provisions
In 2023, the additions to the reorganisation provisions mainly relate to restructuring activities in Belgium,
Poland and the Netherlands. The additions in 2022 mainly relate to the discontinuation of retail banking activities in France and the restructuring of the branch network and retail advice organisation in the
Netherlands, as well as to restructuring activities in Belgium.
These initiatives are implemented over a period of several years and the estimate of the reorganisation provisions is inherently uncertain.
Litigation provisions
Reference is made to Note 42 'Legal proceedings' for developments in litigation provisions.
Other provisions
In 2023 ING Group voluntarily changed its accounting policy for non-financial guarantees that are subject to contractual indemnification rights from IAS 37 principles to loan commitment accounting under IFRS 9. The change from IAS 37 to IFRS 9 resulted in derecognition of the existing IAS 37 provision of EUR 109 million as per 1 January 2023 and recognition of a provision for Expected credit losses of EUR 151 million for non-
financial guarantees as per 1 January 2023 (EUR 42 million pre-tax impact on Equity at the beginning of
2023). This change is included in Other changes in the movement table.
For details and changes on loan loss provisioning, refer to ‘Risk management – Credit risk’ paragraph 'Loan loss provisioning'. For details on the IFRS change, refer to Note 1.3.1 'Changes in IFRS effective in 2023'.
In 2022, the additions and releases include EUR 138 million and EUR 141 million respectively related to IAS
37 off balance facilities that in 2023 are included in IFRS 9 loan loss provisions.
The additions to the Other provisions in 2022 include EUR 75 million which relates to the provision for the compensation of Dutch retail customers for past interest charges that did not sufficiently track market rates and largely reflects the impact of interest-on-interest compensation. This is in addition to the provision of
EUR 180 million recognised in 2021.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -274
16  Other liabilities

Other liabilities by type
In EUR million	2023	2022
Net defined benefit liability	164	139
Other post-employment benefits	30	29
Other staff-related liabilities	719	633
Share-based payment plan liabilities	0	3
Other taxation and social security contributions	641	365
Rents received in advance	14	30
Costs payable	2,170	2,016
Amounts to be settled	6,509	6,715
Lease liabilities	1,162	1,174
Other	2,258	2,543
	13,667	13,646
Disclosures in respect of Net defined benefit liabilities are provided in Note 33 'Pensions and other post-
employment benefits'.
Other staff-related liabilities includes vacation leave provisions, jubilee provisions, disability/illness provisions and liabilities related with variable compensations.
As of 2023, ING decided to no longer issue shares in order to fund obligations arising from share-based employee incentive programmes but buy back shares from the market. Reference is made to Note 19
'Equity' for further information.
Amounts to be settled includes primarily transactions not settled at the balance sheet date. The nature of these transactions is short term and have settled after the closing date of the balance sheet.
Lease liabilities relate to right-of-use assets. Disclosures in respect to right-of-use assets are provided in
Note 9 'Property and equipment'. The total cash outflow for leases in 2023 was EUR 291 million (2022: EUR
296 million).
The line other relates mainly to amounts payable to customers which also includes the remaining EUR
538 million (2022: EUR 297 million) obligation to the shareholders regarding the share buyback programme.
17  Debt securities in issue
Debt securities in issue relates to debentures and other issued debt securities with either fixed interest rates or interest rates based on floating interest rate levels, such as certificates of deposit and accepted bills issued by ING Group, except for subordinated items. Debt securities in issue does not include debt securities presented as Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business.

Debt securities in issue – maturities
In EUR million	2023	2022
Fixed rate debt securities
Within 1 year	31,255	21,176
More than 1 year but less than 2 years	7,855	2,777
More than 2 years but less than 3 years	13,361	7,897
More than 3 years but less than 4 years	10,265	10,067
More than 4 years but less than 5 years	11,924	8,039
More than 5 years	26,987	28,582
Total fixed rate debt securities	101,645	78,539

Floating rate debt securities
Within 1 year	17,871	15,286
More than 1 year but less than 2 years	226	307
More than 2 years but less than 3 years	2,624	256
More than 3 years but less than 4 years	880	958
More than 4 years but less than 5 years	0	467
More than 5 years	1,423	105
Total floating rate debt securities	23,025	17,379

Total debt securities	124,670	95,918
Reference is made to Note 32 'Changes in liabilities arising from financing activities' for further information on issuances, redemptions and non-cash movements.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -275
18  Subordinated loans

Subordinated loans
In EUR million	2023	2022
Subordinated loans	15,401	15,786
Subordinated loans are bonds issued by ING Groep N.V. and ING Bank N.V. to raise Tier 1 and Tier 2 (CRD IV eligible) capital. Under IFRS these bonds are classified as liabilities and for regulatory purposes, they are considered capital.
In 2023 ING Groep N.V. issued in February EUR 500 million 5.00% Fixed Rate Subordinated Tier 2 Notes, GBP
750 million  6.25% Fixed Rate Subordinated Tier 2 Notes and USD 1 billion 7.50% Perpetual AT1 Contingent
Convertible Capital Securities.
In 2023 ING Groep N.V. redeemed in March  USD 1,250 million 4.70% Fixed Subordinated Tier 2 notes, in April
EUR 1 billion 3.00% Fixed Subordinated Tier 2 notes on the first call dates.
In 2023 ING Bank N.V. redeemed in September USD 810 million 5.80% Fixed Rate Subordinated Tier 2 notes.
Reference is made to Note 32 'Changes in liabilities arising from financing activities' for further information on issuances and redemptions.
The average interest rate on subordinated loans is 4.44% (2022: 4.01%). The interest expense during the year 2023 was EUR 708 million (2022: EUR 648 million).
19  Equity

Total equity
In EUR million	2023	2022	2021
Share capital and share premium
- Share capital	35	37	39
- Share premium	17,116	17,116	17,105
	17,151	17,154	17,144

Other reserves
- Revaluation reserve: Equity securities at FVOCI	1,152	1,187	1,282
- Revaluation reserve: Debt instruments at FVOCI	-280	-341	96
- Revaluation reserve: Cash flow hedge	-2,058	-3,055	-153
- Revaluation reserve: Credit liability	31	70	-80
- Revaluation reserve: Property in own use	178	176	208
- Net defined benefit asset/liability remeasurement reserve	-317	-232	-212
- Currency translation reserve	-2,527	-2,395	-3,483
- Share of associates and joint ventures and other reserves	3,047	3,603	3,416
- Treasury shares	-1,994	-1,205	-1,612
	-2,767	-2,192	-540

Retained earnings	40,299	41,538	35,462

Shareholders’ equity (parent)	54,684	56,500	52,066
Non-controlling interests	944	504	736
Total equity	55,628	57,004	52,802
Adjustments for hyperinflation
ING applies IAS 29 ‘Hyperinflation’ on its investment in Türkiye since 2022. The IAS 29 indexation impact on equity was EUR 54 million (2022: EUR 100 million including a one-off impact of EUR 64 million) of which EUR
284 million (2022: EUR 1,011 million) in the currency translation reserve, EUR 0 million (2022: EUR -563 million) in retained earnings, EUR 3 million (2022: EUR -17 million) in revaluation reserves and EUR -234 million (2022: EUR -331 million) in profit or loss.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -276
Share capital and share premium

Share capital
				Ordinary shares (par value EUR 0.01)
	Number x 1,000			In EUR million
	2023	2022	2021	2023	2022	2021
Authorised share capital	9,142,000	9,142,000	14,729,000	91	91	147
Unissued share capital	5,643,806	5,415,461	10,824,935	56	54	108
Issued share capital	3,498,194	3,726,539	3,904,065	35	37	39

Changes in issued share capital
	Ordinary shares (par value EUR 0.01)
	Number x 1,000	In EUR million
Issued share capital as at 31 December 2020	3,900,669	39
Issue of shares	3,397
Issued share capital as at 31 December 2021	3,904,065	39
Issue of shares	2,935
Cancellation of shares	-180,461	-2
Issued share capital as at 31 December 2022	3,726,539	37
Issue of shares	5	0
Cancellation of shares	-228,350	-2
Issued share capital as at 31 December 2023	3,498,194	35
In 2023, ING Groep N.V. issued 0.0 million ordinary shares (2022: 2.9 million and in 2021: 3.4 million ordinary shares). In 2022 and 2021, shares were issued in order to fund obligations arising from share-based employee incentive programmes. As from 2023 these shares are repurchased from the market. The cancellation of shares relate to the shares purchased under the share buyback programmes (reference is made to 'Ordinary shares held by ING Group (treasury shares)').
As at 31 December 2023 ING Groep N.V. has issued USD 7,750 million (2022: USD 6,750 million) Perpetual
Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions to such a conversion are fulfilled. As a result of this conversion, the issued share capital can increase by up to 864 million (2022: 750 million) ordinary shares. Reference is made to Note 18 'Subordinated loans'.
Ordinary shares
All ordinary shares are registered. No share certificates have been issued. The par value of ordinary shares is
EUR 0.01. The authorised ordinary share capital of ING Groep N.V. currently consists of 9,142 million ordinary shares. As at 31 December 2023, 3,498 million ordinary shares were issued and fully paid.
Ordinary shares held by ING Group (Treasury shares)
As at 31 December 2023, 154.6 million ordinary shares (2022: 107.4 million and 2021: 128.3 million) of ING
Groep N.V. with a par value of EUR 0.01 are held by ING Groep N.V. or its subsidiaries.

Share premium
In EUR million	2023	2022	2021
Opening balance	17,116	17,105	17,089
Issue of shares	0	12	16
Closing balance	17,116	17,116	17,105
The increase in share premium in prior years, is a result of the issuance of ordinary shares related to share-
based employee incentive programmes. As from 2023 these shares are repurchased from the market.
Other reserves
Revaluation reserves

Changes in revaluation reserve: Equity securities and Debt instruments at FVOCI
	Equity securities at FVOCI			Debt instruments at FVOCI
In EUR million	2023	2022	2021	2023	2022	2021
Opening balance	1,187	1,282	1,181	-341	96	309
Unrealised revaluations	-35	-118	94	53	-412	-173
Realised gains/losses transferred to the statement of profit or loss				9	-25	-40
Realised revaluations transferred to retained earnings	1	23	6
Closing balance	1,152	1,187	1,282	-280	-341	96

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -277
Equity securities at FVOCI
In 2023, the unrealised revaluation of EUR -35 million (2022: EUR -118 million and 2021: EUR 94 million)
includes revaluation of shares in Bank of Beijing for EUR -24 million (2022: EUR -86 million and 2021: EUR 38 million).

Changes in cash flow hedge and credit liability reserve
	Cash flow hedge			Credit liability
In EUR million	2023	2022	2021	2023	2022	2021
Opening balance	-3,055	-153	1,450	70	-80	-117
Changes in credit liability reserve				-39	165	37
Unrealised revaluations	997	-2,901	-1,603
Realised revaluations transferred to retained earnings					-15
Closing balance	-2,058	-3,055	-153	31	70	-80
Cash flow hedge
ING mainly hedges floating rate lending with interest rate swaps. Due to a decrease in forward interest rates in 2023, the interest rate swaps had a positive revaluation of EUR 997 million which is recognised in the cash flow hedge reserve.

Changes in Property in own use reserve
In EUR million	2023	2022	2021
Opening balance	176	208	221
Impact IAS 29 on opening balance[1]		-20
Unrealised revaluations	10	15	-2
Realised revaluations transferred to retained earnings	-8	-26	-11
Closing balance	178	176	208
1 Impact of application of hyperinflation accounting under IAS 29.
Net defined benefit asset/liability remeasurement reserve
Reference is made to Note 33 'Pensions and other post-employment benefits'.
Currency translation reserve

Changes in currency translation reserve
In EUR million	2023	2022	2021
Opening balance	-2,395	-3,483	-3,636
Impact IAS 29 on opening balance[1]		647
Unrealised revaluations	183	-7	-61
Realised gains/losses transferred to the statement of profit or loss		4
Exchange rate differences	-316	444	214
Closing balance	-2,527	-2,395	-3,483
1 Impact of application of hyperinflation accounting under IAS 29.
Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges. The hedging strategy is to protect the CET1 ratio against adverse impact from exchange rate fluctuations. The net decrease of unrealised revaluations and Exchange rate differences of EUR -132 million is related to several currencies including USD (EUR -238 million), TRY (EUR 11 million including EUR
284 million IAS 29 indexation effect), GBP (EUR 18 million), PLN (EUR 169  million), CHF (EUR 37 million), AUD
(EUR -42 million), RUB (EUR -70 million), THB (EUR -13 million), CNY (EUR -16 million) and other currencies
(EUR 11 million).
Share of associates and joint ventures and other reserves

Changes in share of associates, joint ventures and other reserves
In EUR million	2023	2022	2021
Opening balance	3,603	3,416	3,246
Result for the year	336	161	191
Transfer to/from retained earnings	-892	26	-21
Closing balance	3,047	3,603	3,416
The Share of associates, joint ventures and other reserves includes non-distributable profits from associates and joint ventures of EUR 815 million (2022: EUR 797 million and 2021: EUR 738 million). Other reserves includes a statutory reserve of EUR 1,602 million (2022: EUR 2,264 million and 2021: EUR 2,103 million)
related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN and a legal reserve of EUR 628 million (2022: EUR 540 million and 2021: EUR 573 million) related to internally developed software. The transfer to retained earnings of EUR -892 million includes the release of the Regio bank and
Vakbondsspaarbank SPN reserve of EUR -998 million against regulatory expenses which are recognised in the statement of profit or loss.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -278
Treasury shares

Changes in treasury shares
	In EUR million			Number x 1,000
	2023	2022	2021	2023	2022	2021
Opening balance	-1,205	-1,612	-4	107,395	128,301	572
Purchased/sold for trading purposes	-7	4	-4	464	-312	102
Purchased under staff share plans	-42			3,156
Distributed under staff share plans	41			-3,106
Purchased Share buyback programme	-3,482	-1,721	-1,604	275,013	159,866	127,628
Cancelled Share buyback programme	2,701	2,124		-228,350	-180,461
Closing balance	-1,994	-1,205	-1,612	154,571	107,395	128,301
In 2023 ING Group initiated three share buyback programmes. On 1 March 2023, ING announced a share buyback programme for a maximum total amount of EUR 50 million. The share buyback programme was completed by 7 March 2023. In total, 3 million shares have been repurchased at an average price of EUR
13.18 per share and for a total consideration of EUR 42 million. The purpose of the share repurchase programme was to meet obligations under the share-based compensation plans.
The second programme of EUR 1,500 million, commencing on 12 May 2023 and completed by October
2023. A total of 121 million shares have been repurchased at an average price of EUR 12.91 per share
(effective price for ING was EUR 12.36 per share after compensation received from the executing broker).
The shares have been cancelled in December 2023.
Third programme of EUR 2,500 million, commencing on 3 November 2023. As per 31 December 2023 154 million shares have been repurchased at an average price of EUR 12.90 per share and for a total consideration of EUR 1,982 million. The programme was completed by February 2024. In total 195 million shares have been repurchased at an average price of EUR 12.87 per share (effective price for ING was EUR
12.83 per share after compensation received from the executing broker). ING has the intention to cancel these shares in April 2024.
In March 2023 107 million shares (EUR 1,201 million), purchased in 2022, were cancelled.
Retained earnings

Changes in retained earnings
In EUR million	2023	2022	2021
Opening balance	41,538	35,462	32,149
Impact on opening balance[1]	-45	-563
Transfer to/from other reserves	899	-8	26
Result for the year	3,804	11,965	5,760
Dividend and other distributions	-2,668	-3,349	-2,342
Employee share plans	-7	15	12
Changes in composition of the group and other changes	-3,222	-1,984	-143
Closing balance	40,299	41,538	35,462
1 In 2023, changes in policy following the adoption of IFRS 17 and change in policy for non-financial guarantees. 2022: impact of application of hyperinflation accounting under IAS 29.
Dividend and other distributions
In 2023, a cash dividend of EUR 2,668 million (2022: EUR 2,178 million and 2021: EUR 1,288 million) and other cash distributions of EUR 0 million (2022 EUR 1,171 million and 2021: EUR 1,054 million) were paid to the shareholders of ING Group. For further information, reference is made to Note 29 'Dividend per ordinary share'.
Other changes
Other changes includes an amount of EUR -3,217 million (2022: EUR -1,983 million; 2021: EUR -140 million), which corresponds to the purchase and cancellation of treasury shares purchased under the share buyback programmes.
Ordinary shares - Restrictions with respect to dividend and repayment of capital
The following equity components cannot be freely distributed: Revaluation reserves, Net defined benefit asset/liability remeasurement reserve, Currency translation reserve, Share of associates and joint ventures reserve and Other reserves including the reserve related to the former Stichting Regio Bank and the former
Stichting Vakbondsspaarbank SPN.
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
ING Group Annual Report 2023 on Form 20-FF -279
reserve insofar as profits of its subsidiaries, associates and joint ventures are subject to dividend payment restrictions which apply to those subsidiaries, associates and joint ventures themselves.
Non distributable reserves, determined in accordance with the financial reporting requirements included in
Part 9 of Book 2 of the Dutch Civil Code, from ING Group’s subsidiaries, associates and joint ventures are as follows:

Non-distributable reserves
In EUR million	2023	2022	2021
ING Bank	6,727	8,408	8,205
Other	0	0	0
Non-distributable reserves	6,727	8,408	8,205
In addition to the legal and regulatory restrictions on distributing dividends from subsidiaries, associates and joint ventures to ING Groep N.V. there are various other considerations and limitations that are taken into account in determining the appropriate levels of equity in the Group’s subsidiaries, associates and joint ventures. These considerations and limitations include, but are not restricted to, minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries, associates and joint ventures operate, or other limitations which may exist in certain countries and may or may not be temporary in nature. It is not possible to disclose a reliable quantification of these limitations. Without prejudice to the authority of the Executive Board to allocate profits to reserves and to the fact that the ordinary shares are the most junior securities issued by ING Groep N.V., no specific dividend payment restrictions with respect to ordinary shares exist. Refer to Note 47 'Capital management' for further details of the minimal capital requirements and dividend policy of ING Group.
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
The dividend on the cumulative preference shares will be equal to a percentage, calculated on the amount compulsorily paid up or yet to be paid up. This percentage shall be equal to the average of the euro short-
term rate (€STR) as calculated by the European Central Bank during the financial year for which the distribution is made; this percentage being weighted on the basis of the number of days for which it applies, and increased by 2.585 percentage points.
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
ING Group Annual Report 2023 on Form 20-FF -280
Notes to the Consolidated statement of profit or loss
20  Net interest income

Net interest income
in EUR million	2023	2022	2021		2023	2022	2021
Interest income on loans	32,002	18,440	13,914	Interest expense on deposits from banks	1,555	420	109
Interest income on financial assets at fair value through OCI	1,078	511	346	Interest expense on customer deposits	10,385	2,800	915
Interest income on debt securities at amortised cost	877	591	468	Interest expense on debt securities in issue	4,014	1,722	1,218
Interest income on non-trading derivatives (hedge accounting)	10,682	4,011	2,361	Interest expense on subordinated loans	708	648	571
Negative interest on liabilities	19	887	1,487	Negative interest on assets	—	285	572
Total interest income using effective interest rate method	44,658	24,439	18,577	Interest expense on non-trading derivatives (hedge accounting)	11,849	4,144	1,700
				Total interest expense using effective interest rate method	28,510	10,019	5,085
Interest income on financial assets at fair value through profit or loss	4,934	1,444	435
Interest income on non-trading derivatives (no hedge accounting)	2,637	2,390	2,025	Interest expense on financial liabilities at fair value through profit or loss	4,410	1,237	304
Interest income other	171	100	14	Interest expense on non-trading derivatives (no hedge accounting)	3,131	2,411	1,605
Total other interest income	7,741	3,934	2,474	Interest expense on lease liabilities	28	15	14
Total interest income	52,399	28,373	21,051	Interest expense other	157	98	43
				Total other interest expense	7,726	3,762	1,966
				Total interest expense	36,237	13,780	7,051

				Net interest income	16,162	14,593	14,000
Total net interest income amounts to EUR 16,162 million (2022: EUR 14,593 million; 2021: EUR 14,000 million). Net interest income was affected by reversing the hedge accounting impacts that are applied under EU ‘IAS 39 carve-out’ with an impact of EUR 187 million (2022: EUR 836 million). The net increase, without the IAS 39 carve out impact, is EUR 1,382 million. The increasing net interest income for 2023 and
2022 is a reflection of the interest rates during the period which repriced faster on the asset side compared to the liability side of the balance sheet. In 2022 an one-off adjustment was recorded in interest income on loans regarding the credit moratoria in Poland (EUR -343 million).
Due to prevalent rates during the comparative years, Negative interest on liabilities includes the ECB funding rate benefit from the TLTRO III programme of EUR 314 million in 2022 (2021: EUR 808 million), while for 2023
Interest expense on deposits from banks includes interest paid under the TLTRO III programme of EUR
557 million.
This was driven by the following applicable TLTRO III rates applicable for ING Group: -100 bps throughout the entire 2021 and the first half of 2022 until 23 June 2022; -37 bps, -36 bps, -29 bps between 23 June 2022 and 22 November 2022 for ING's participation in series 3,4 and 7 of TLTRO III, respectively; 150 bps between
22 November 2022 and 21 December 2022; 200 bps from 21 December 2022 until 8 February 2023; 250 bps between 8 February 2023 and 22 March 2023; 300 bps between 22 March 2023 and May 2023 and increased to 400 bps during the period May to December 2023.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -281
21  Net fee and commission income

Net fee and commission income
in EUR million	2023	2022	2021
Fee and commission income
Payment Services	2,062	1,888	1,661
Securities business	584	632	853
Insurance and other broking	529	682	734
Portfolio management	625	600	617
Lending business	602	556	477
Financial guarantees and other commitments	459	496	458
Other	248	232	204
Total fee and commission income	5,109	5,085	5,004

Fee and commission expenses
Payment Services	704	600	563
Securities business	128	160	164
Distribution of products	480	555	591
Other	202	184	169
Total fee and commission expenses	1,514	1,499	1,487

Net fee and commission income	3,595	3,586	3,517
Payment services fees are earned for providing services for deposit accounts and cards, cash management and transaction processing including interchange. Securities fees and commissions are fees for securities brokerage and securities underwriting. Portfolio management fees include fees earned for asset management activities, fiduciary and related activities in which ING holds or invests assets on behalf of its customers. Fees and commissions from Lending (syndication) business include income earned for lending advisory, origination, underwriting and loan commitments which are not part of the effective interest rate.
Financial guarantees and other commitments fees and commissions are earned from bank guarantees, letters of credit and other trade finance related products, factoring and leasing. Fees paid for distribution of products are all fees paid for the distribution of ING’s products and services through external providers.
Reference is made to Note 30 'Segments' which includes net fee and commission income, as reported to the
Executive Board and the Management Board Banking, disaggregated by line of business and by geographical segment.
22  Valuation results and net trading income

Valuation results and net trading income
in EUR million	2023	2022	2021
Securities trading results	873	-356	787
Derivatives trading results	116	11	-554
Other trading results	273	71	84
Change in fair value of derivatives relating to
– fair value hedges	1,606	-5,928	-1,317
– cash flow hedges (ineffective portion)	48	20	1
– other non-trading derivatives	-4,071	12,358	1,179
Change in fair value of assets and liabilities (hedged items)	-1,679	5,563	1,330
Valuation results on assets and liabilities designated at FVPL (excluding trading)	-128	439	-13
Foreign exchange transactions results	1,230	38	567
	-1,732	12,214	2,065
In general, the fair value movements are influenced by changes in the market conditions, such as stock prices, credit spreads, interest rates and currency exchange rates. In 2023, the financial markets were characterised by elevated levels of volatility. In the first quarter of the year, the markets worldwide were shaken by the demise of SVB bank and the stress surrounding Credit Suisse, fuelling uncertainty around possible additional defaults. Furthermore, the ongoing interest rate hikes by the central banks in Europe and the US led to a fast increase in rates worldwide. Toward the end of the year, the probability increased for interest rates going down, which has been reflected in the forward interest rates. In 2022, the market was affected by a significant increase in interest rates volatility, interest-rate hikes across EU and US, and a steady fall of the EUR value and appreciation of USD, while in 2021 the market recovered from the Covid-19 pandemic, stabilised and returned to pre-pandemic levels. This resulted in a negative EU IAS39 carve out adjustment of EUR -4,642 million in 2023 compared to a positive adjustment in 2022 (EUR 10,713 million)
and in 2021 (EUR 1,218 million) which was the result of sharply increased interest rates.
Securities trading results includes the results of market making in instruments such as government securities, equity securities, corporate debt securities, money-market instruments. Derivatives trading results includes the results of derivatives such as interest rate swaps, options, futures, and forward contracts. Trading gains and losses relating to trading securities still held as at 31 December 2023 amount to EUR 160 million (2022: EUR -157 million; 2021: EUR -268 million). The majority of the risks involved in security and currency trading are economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -282
Other trading results include the results of trading loans and funds entrusted.
Foreign exchange transactions results include gains and losses from spot and forward contracts, options, futures, and translated foreign currency assets and liabilities. The result on currency trading is included in foreign exchange transactions results.
Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are classified under IFRS as Trading but are closely related to servicing the needs of the clients of ING. ING offers products that are traded on the financial markets to institutional clients, corporate clients, and governments. ING’s trading books are managed based on internal limits and comprise a mix of products with results which could be offset. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not always allow netting of these positions in the statement of financial position. Reference is made to Note 4 'Financial assets at fair value through profit or loss' and Note 14
'Financial liabilities at fair value through profit or loss' for information on trading assets and trading liabilities respectively.
‘Valuation results and net trading income’ include the fair value movements on derivatives (used for both hedge accounting and economically hedging exposures) as well as the changes in the fair value of assets and liabilities included in hedging relationships as hedged items. During 2023, the interest-rate movements significantly affected the fair value changes of other non-trading derivatives as well as the fair value changes of both the derivatives and the hedged items designated in fair value hedges. Reference is made to
Note 36 'Derivatives and hedge accounting' for information on derivatives used for hedge accounting.
Furthermore, derivatives trading results is also impacted by fair value movements arising from changes in credit spreads (CVA and DVA), bid offer spreads, model risk and incremental cost of funding on derivatives
(FVA and CollVA). Refer to Note 35 'Fair value of assets and liabilities' for information on these valuation adjustments.
Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading)’
include fair value changes on financial assets and financial liabilities driven by changed market conditions.
Refer to Note 4 'Financial assets at fair value through profit or loss' and to Note 14 'Financial liabilities at fair value through profit or loss'.
In addition, ‘Valuation results on assets and liabilities designated at fair value through profit or loss
(excluding trading)’ include fair value adjustments on own issued notes amounting to EUR -230 million
(2022: EUR 745 million; 2021: EUR 65 million).
23  Investment income

Investment income
in EUR million	2023	2022	2021
Dividend income	105	149	122
Realised gains/losses on disposal of debt instruments measured at FVOCI	-11	32	45
Income from and fair value gains/losses on investment properties		-1
	95	181	167
In 2023, 2022 and 2021 dividend income mainly consists of dividend received from ING’s equity stake in
Bank of Beijing.
24  Other net income
In 2023, Other net income of EUR -147 million (2022: EUR -56 million; 2021: EUR 236 million) includes EUR
-244 million (2022: EUR -333 million) net monetary loss reflecting the IAS 29 hyperinflation impact in Türkiye related to the indexation of Türkiye's statement of financial position and statement of profit or loss with an offsetting effect in the currency translation reserve. Furthermore, it includes the positive recovery of defaulted receivables of EUR 25 million (2022 EUR 32 million; 2021 EUR 25 million).
In 2022, other net income includes the proceeds of the agreement with Boursorama after our exit from the retail banking market in France of EUR 125 million and a gain of EUR 67 million from a legacy entity in Retail
Belgium.
In 2021, other net income included the recognition of EUR 72 million relating to a better than expected recovery of the insolvency of a financial institution in the Netherlands and EUR 34 million proceeds of the agreement with Raiffeisenbank due to the withdrawal from the retail banking market in the Czech Republic.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -283
25  Staff expenses

Staff expenses
in EUR million	2023	2022	2021
Salaries	4,559	4,145	4,011
Pension costs and other staff-related benefit costs	418	390	408
Social security costs	635	584	563
Share-based compensation arrangements	31	26	31
External employees	776	738	699
Education	50	47	47
Other staff costs	256	222	182
	6,725	6,152	5,941
Share-based compensation arrangements include EUR 31 million (2022: EUR 25 million; 2021: EUR 29 million) relating to equity-settled share-based payment arrangements and EUR 0 million (2022: EUR 1 million; 2021: EUR 2 million) relating to cash-settled share-based payment arrangements.

Number of employees
	Netherlands			Rest of the world			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Total average number of internal employees at full time equivalent basis	14,449	14,488	15,138	44,985	43,081	42,523	59,434	57,569	57,660
Remuneration of senior management, Executive Board and Supervisory Board
Reference is made to Note 46 'Related parties'.
Share plans
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
The share awards granted in 2023 relate to the performance year 2022. In 2023, 52,693 share awards
(2022: 55,651; 2021: 0) were granted to the members of the Executive Board of ING Groep N.V., and 172,103
share awards (2022: 137,506; 2021: 123,750) were granted to the Management Board Banking. To senior management and other employees 3,244,951 share awards (2022: 2,913,926; 2021: 3,267,372) were granted.
In 2022 and 2021, the obligations with regard to share plans are funded by newly issued shares at the discretion of ING Group. As of 2023, shares are bought back from the market to fund share plans.

Changes in share awards
	Share awards (in numbers)			Weighted average grant date fair values (in euros)
	2023	2022	2021	2023	2022	2021
Opening balance as at 1 January	3,699,555	3,674,672	3,878,219	7.97	7.60	7.25
Granted	3,469,747	3,107,083	3,391,122	9.71	8.99	9.69
Vested	-3,113,115	-2,962,698	-3,459,163	8.83	8.60	9.25
Forfeited	-158,387	-119,502	-135,506	8.54	7.63	7.61
Closing balance	3,897,800	3,699,555	3,674,672	8.81	7.97	7.60
As at 31 December 2023, the share awards consists of 3,897,800 share awards (2022: 3,201,579; 2021:
3,154,715) relating to equity-settled share-based payment arrangements and 0 share awards (2022:
497,976; 2021: 519,957) relating to cash-settled share-based payment arrangements.
The fair value of share awards granted is recognised as an expense under Staff expenses and is allocated over the vesting period of the share awards. The fair value calculation takes into account the current share prices, expected volatilities and the dividend yield of ING shares.
As at 31 December 2023, total unrecognised compensation costs related to share awards amount to EUR 15 million (2022: EUR 13 million; 2021: EUR 13 million). These costs are expected to be recognised over a weighted average period of 2.0 years (2022: 1.9 years; 2021: 1.7 years).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -284
26  Other operating expenses

Other operating expenses
in EUR million	2023	2022	2021
Regulatory costs	1,042	1,250	1,265
Audit and non-audit services	36	31	34
IT related expenses	948	818	781
Advertising and public relations	369	331	305
External advisory fees	299	310	301
Office expenses	289	273	281
Travel and accommodation expenses	125	91	52
Contributions and subscriptions	122	109	112
Postal charges	36	31	38
Depreciation of property and equipment	461	485	573
Amortisation of intangible assets	213	226	261
(Reversals of) impairments of property and equipment	32	19	26
(Reversals of) impairments of intangible assets	6	60	95
Addition to / (unused amounts reversed of) provision for reorganisations	173	170	214
Addition to / (unused amounts reversed of) other provisions	70	117	254
Other	617	726	658
	4,839	5,047	5,251
Reference is made to Note 9 'Property and equipment' for (reversals of) impairments of property and equipment and Note 10 'Intangible assets' for (reversals of) impairments of intangible assets.
For further information on addition to (unused amounts reversed of) provision for reorganisations refer to
Note 15 'Provisions' and for further information on addition to (unused amounts reversed of) other provisions refer to Note 15 'Provisions' and Note 42 'Legal proceedings'.
Regulatory costs
Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), the Single Resolution
Fund (SRF), local bank taxes and local resolution funds. Included in Regulatory costs for 2023, are contributions to DGS of EUR 320 million (2022: EUR 425 million; 2021: EUR 435 million) mainly related to the
Netherlands, Germany, Belgium and Poland and contributions to the SRF and local resolution funds of EUR
251 million (2022: EUR 354 million; 2021: EUR 308 million). In 2023 local bank taxes increased by EUR 1 million from EUR 470 million in 2022 to EUR 472 million (2021: EUR 522 million).
In 2022, ING Bank Slaski, together with seven other Polish banks, established an Institutional Protection
Scheme (IPS). The fund can be used to ensure the liquidity and solvency of each of its participants, and to assist in the resolution of participating and non-participating banks. The contribution by ING amounts to EUR nil for 2023 (2022: EUR 99 million and is recognized as regulatory costs (DGS).
27  Audit fees
Total audit and non-audit services include the following fees for services provided by the Group’s auditor.

Fees of Group’s auditors
in EUR million	2023	2022	2021
Audit fees	29	27	27
Audit related fees	1
Total[1]	30	27	27
1  The Group’s auditors did not provide any non-audit services.
Fees as disclosed in the table above relate to the network of the Group’s auditors and are the total expected audit fees for the period excluding VAT.
28  Earnings per ordinary share

Earnings per ordinary share
				Weighted average number
				of ordinary shares outstanding
	Amount			during the period			Per ordinary share
	(in EUR million)			(in millions)			(in EUR)
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Basic earnings	4,140	12,126	5,951	3,562.9	3,619.1	3,888.5	1.16	3.35	1.53
Basic earnings from continuing operations	4,140	12,126	5,951				1.16	3.35	1.53

Effect of dilutive instruments:
Share plans				2.4	5.2	2.2
				2.4	5.2	2.2

Diluted earnings	4,140	12,126	5,951	3,565.3	3,624.3	3,890.7	1.16	3.35	1.53
Diluted earnings from continuing operations	4,140	12,126	5,951				1.16	3.35	1.53

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -285
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
the calculation of diluted earnings per share.
29  Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2021
- Interim dividend, paid October 2021	0.210	820
- Final dividend	0.410	1,548
Total dividend in respect of 2021	0.620	2,368
In respect of 2022
- Interim dividend, paid August 2022	0.170	636
- Final dividend, paid May 2023	0.389	1,408
Total dividend in respect of 2022	0.559	2,044
In respect of 2023
- Interim dividend declared, paid August 2023	0.350	1,260
- Final dividend declared	0.756	2,500
Total dividend in respect of 2023	1.106	3,760
On 24 April 2023, the Annual General Meeting of shareholders ratified the total dividend of EUR 0.559 per ordinary share of which EUR 0.17 per share was paid as an interim cash dividend during August 2022. The final dividend of EUR 0.389 per ordinary share was paid entirely in cash.
In 2023, no other cash distributions were paid to shareholders of ING Group (2022: EUR 1,171 million, EUR
0.31 per share; 2021: EUR 1,054 million, EUR 0.27 per share).
ING Groep N.V. is required to withhold tax of 15% on dividends paid.
Reference is made to Note 19 'Equity' for further information on share buyback programmes and other distributions.
Segment reporting
30  Segments
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
Recognition and measurement of segment results are in line with the accounting policies as described in
Note 1 'Basis of preparation and material accounting policy information'. The results for the period for each reportable segment are after intercompany and intersegment eliminations and are those reviewed by the
CODM to assess performance of the segments. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -286
The following table specifies the segments by line of business and main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments by line of business	Main source of income
Retail Netherlands (Market Leaders)
Income from retail and private banking activities in the Netherlands, including the Business Banking segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending.

Retail Belgium (Market Leaders)	Income from retail and private banking activities in Belgium and Luxembourg, including the Business Banking segments. The main products offered are similar to those in the Netherlands.
Retail Germany (Challengers and Growth Markets)	Income from retail and private banking activities in Germany, including the Business Banking segments. The main products offered are similar to those in the Netherlands.
Retail Other (Challengers and Growth Markets)	Income from retail banking activities in the rest of the world, including the Business Banking segments in specific geographies. The main products offered are similar to those in the Netherlands.
Wholesale Banking	Income from wholesale banking activities. The main products are: lending, payments & cash management, working capital solutions, trade finance, financial markets, corporate finance and treasury.

Specification of geographical split of the segments
Geographical split of the segments	Main countries
The Netherlands
Belgium	Including Luxembourg
Germany [1,4]
Other Challengers [1,2,4]	Australia, Italy, Spain and Portugal
Growth Markets [2,3,4]	Poland, Romania and Türkiye
Wholesale Banking Rest of World [4]	UK, Ireland & Middle East, Americas, Asia and other countries in Europe
Other [3]	Corporate Line
1 Retail Banking Austria (included in Germany) and Retail Banking Czech Republic (included in Other Challengers) up to and including
  2021, after which ING left the retail markets.
2 In 2022, ING discontinued its retail activities in France and the Philippines.
3 In 2023, there was a change in the governance over the Asian stakes, which resulted in their transfer from Retail Banking Growth
    Markets to Other (Corporate Line). Comparatives have been adjusted.
4 As from 2023, Wholesale Banking in France as well as Wholesale Banking in the Philippines are recorded in Wholesale Banking Rest of
  World. Previously these financials were reported in Other Challengers and Growth Markets respectively. Comparatives have been adjusted. As from 2022, Wholesale Banking Austria as well as Wholesale Banking Czech Republic are recorded in Wholesale Banking
    Rest of World. Previously these financials were reported in Germany and Other Challengers respectively.
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
Reference is made to Note 1 'Basis of preparation and material accounting policy information' for a reconciliation between IFRS-EU and IFRS-IASB. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.
ING Group reconciles the total segment results to the total result using Corporate Line. The Corporate Line reflects capital management activities, as ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.
As from 2022, results in the Corporate Line have been impacted by the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye (IAS 29).
Following a change in governance, the Asian stakes (our investments in Bank of Beijing and TMBThanachart
Bank (TTB)) are reported in Corporate Line as of 2023 (with a profit before tax of €185 million), whereas previously they were reported in Retail Other. Comparable data have been adjusted accordingly.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -287
Furthermore, Corporate Line includes certain other income and expenses that are not allocated to the banking businesses.
Total income for Corporate Line in 2023 amounted to EUR 450 million compared with EUR 84 million in 2022.
This included a hyperinflation accounting impact of EUR -179 million in 2023 versus EUR -279 million in
2022. Excluding hyperinflation accounting impact, total income rose by EUR 266 million, mainly attributable to higher income from Treasury activities and because 2022 had included EUR -165 million impact for impairments on our stake in TTB.
Operating expenses for Corporate Line were EUR 542 million, 1.3% up from EUR 535 million in 2022.
Expenses in 2023 included a hyperinflation impact of EUR 48 million and EUR 51 million that was provisioned, while 2022 had included a hyperinflation impact of EUR 30 million and a EUR 32 million impairment loss related to the goodwill allocated to Türkiye.
The information presented in this note is in line with the information presented to the Executive Board of
ING Group and Management Board Banking.
This note does not provide information on the types of products and services from which each reportable segment derives its revenues, as this is not reported internally and is therefore not readily available.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -288

Reconciliation between IFRS-IASB and IFRS-EU income, expense and net result
12 month period	2023					2022					2021
in EUR million	Income	Expenses	Taxation	Non- controlling interests	Net result [1]	Income	Expenses	Taxation	Non- controlling interests	Net result[1]	Income	Expenses	Taxation	Non- controlling interests	Net result[1]
Net result IFRS-IASB attributable to equity holder of the parent	18,121	12,084	1,662	235	4,140	30,418	13,060	5,130	102	12,126	20,093	11,708	2,306	128	5,951

Remove impact of:
Adjustment of the EU 'IAS 39 carve out' [2]	4,455		1,308		3,147	-11,856		-3,405		-8,451	-1,603		-429		-1,174
Result IFRS-EU [2]	22,575	12,084	2,970	235	7,287	18,561	13,060	1,725	102	3,674	18,490	11,708	1,877	128	4,776
1Net result, after tax and non-controlling interests.
2ING prepares the Form 20-F in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the IFRS-EU result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.

ING Group Total
12 month period	2023			2022			2021
	ING Bank	Other	Total ING Group	ING Bank	Other	Total ING Group	ING Bank	Other	Total ING Group
Income
– Net interest income	15,809	166	15,976	13,745	11	13,756	13,615		13,615
– Net fee and commission income	3,586	9	3,595	3,586		3,586	3,517		3,517
– Total investment and other income	3,006	-1	3,005	1,215	4	1,219	1,354	5	1,359
Total income	22,401	174	22,575	18,546	16	18,561	18,485	5	18,490

Expenditure
– Operating expenses	11,563	1	11,564	11,193	6	11,199	11,195	-3	11,192
– Addition to loan loss provisions	520		520	1,861		1,861	516		516
Total expenses	12,083	1	12,084	13,053	6	13,060	11,711	-3	11,708

Result before taxation	10,318	173	10,492	5,493	9	5,502	6,774	8	6,782
Taxation	2,926	44	2,970	1,723	2	1,725	1,876	1	1,877
Non-controlling interests	235		235	102		102	128		128
Net result IFRS-EU	7,157	129	7,287	3,667	7	3,674	4,770	7	4,776
Adjustment of the EU 'IAS 39 carve out'	-3,147		-3,147	8,451		8,451	1,174		1,174
Net result IFRS-IASB	4,010	129	4,140	12,119	7	12,126	5,944	7	5,951

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -289

Segments by line of business
12 month period	2023							2022							2021
in EUR million	Retail Nether- lands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line	Total	Retail Nether- lands	Retail Belgium	Retail Germany	Retail Other [1,2]	Wholesale Banking	Corporate Line [1]	Total	Retail Nether- lands	Retail Belgium	Retail Germany [3]	Retail Other [1,2,3]	Wholesale Banking	Corporate Line [1]	Total
Income
– Net interest income	3,096	2,063	2,862	3,437	4,028	489	15,976	2,888	1,668	1,666	2,725	4,260	550	13,756	3,290	1,747	1,447	2,709	4,151	270	13,615
– Net fee and commission income	959	502	357	519	1,259	-1	3,595	892	511	437	535	1,217	-6	3,586	771	519	497	530	1,197	3	3,517
– Total investment and other income	945	117	-67	277	1,771	-38	3,005	417	-32	69	377	849	-460	1,219	201	209	65	202	568	114	1,359
Total income	5,001	2,683	3,152	4,233	7,057	450	22,575	4,196	2,147	2,172	3,637	6,325	84	18,561	4,262	2,475	2,009	3,441	5,916	387	18,490

Expenditure
– Operating expenses	2,135	1,852	1,243	2,479	3,313	542	11,564	2,115	1,786	1,140	2,509	3,114	535	11,199	2,403	1,667	1,174	2,442	2,926	580	11,192
– Addition to loan loss provisions	5	169	119	313	-92	5	520	67	139	131	302	1,220	2	1,861	-76	225	49	202	117		516
Total expenses	2,140	2,022	1,362	2,792	3,222	547	12,084	2,182	1,924	1,271	2,812	4,334	537	13,060	2,326	1,892	1,223	2,644	3,042	580	11,708

Result before taxation	2,861	661	1,790	1,441	3,836	-97	10,492	2,014	223	901	825	1,991	-453	5,502	1,936	583	786	797	2,874	-193	6,782
Taxation	740	182	631	359	900	158	2,970	540	72	202	254	581	76	1,725	499	146	252	209	703	68	1,877
Non-controlling interests	0	0	0	174	61	0	235	0	0	3	47	52	1	102	0	0	4	98	26	0	128
Net result IFRS-EU	2,121	479	1,159	908	2,875	-255	7,287	1,474	151	696	525	1,358	-530	3,674	1,437	437	529	490	2,144	-261	4,776
Adjustment of the EU 'IAS 39 carve out'					-3,147		-3,147					8,451		8,451					1,174		1,174
Net result IFRS-IASB	2,121	479	1,159	908	-272	-255	4,140	1,474	151	696	525	9,810	-530	12,126	1,437	437	529	490	3,318	-261	5,951
1 In 2023, there was a change in the governance over the Asian stakes, which resulted in their transfer from Retail Other to Corporate Line. Historical figures have been adjusted.
2 In 2022, ING discontinued its retail activities in France and the Philippines.
3 In 2021, ING exited from the retail banking markets in Austria and the Czech Republic.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -290

Geographical split of the segments
12 month period	2023								2022								2021
in EUR million	Nether- lands	Belgium	Ger- many	Other Challen gers	Growth markets	Wholesale Banking Rest of World	Other	Total	Nether- lands	Belgium	Ger- many	Other Challen gers [1,3]	Growth markets [1,2,3]	Wholesale Banking Rest of World [1]	Other [2]	Total	Nether- lands	Belgium	Ger- many [4]	Other Challen gers [1,3,4]	Growth markets [1,2,3]	Wholesale Banking Rest of World [1]	Other [2]	Total
– Net interest income	3,773	2,712	3,375	2,121	1,961	1,548	486	15,976	3,782	2,065	2,126	1,842	1,462	1,933	546	13,756	4,068	2,109	1,938	1,679	1,528	2,021	271	13,615
– Net fee and commission income	1,239	715	400	285	384	573	-1	3,595	1,171	714	494	290	375	548	-6	3,586	1,070	717	523	300	351	553	3	3,517
– Total investment and other income	1,627	145	-81	21	487	829	-25	3,005	577	-14	94	182	386	449	-455	1,219	314	265	118	64	289	196	113	1,359
Total income	6,639	3,573	3,694	2,427	2,833	2,950	460	22,575	5,531	2,765	2,714	2,314	2,223	2,930	84	18,561	5,452	3,092	2,578	2,043	2,168	2,770	387	18,490

Expenditure
– Operating expenses	3,065	2,195	1,437	1,320	1,495	1,509	544	11,564	3,001	2,120	1,318	1,380	1,426	1,418	536	11,199	3,279	1,960	1,339	1,449	1,254	1,332	580	11,192
– Addition to loan loss provisions	-111	139	35	166	189	96	5	520	181	230	460	140	230	618	2	1,861	28	184	118	84	110	-8		516
Total expenses	2,954	2,334	1,472	1,486	1,683	1,605	549	12,084	3,182	2,350	1,778	1,519	1,657	2,036	538	13,060	3,307	2,143	1,457	1,533	1,363	1,324	580	11,708

Result before taxation	3,685	1,239	2,222	941	1,149	1,345	-89	10,492	2,349	415	936	795	567	894	-454	5,502	2,145	948	1,121	511	804	1,446	-193	6,782
Retail Banking	2,861	661	1,790	649	792			6,753	2,014	223	901	547	278			3,964	1,936	583	786	206	590			4,101
Wholesale Banking	824	577	432	292	357	1,345	8	3,836	335	192	34	248	288	894		1,991	209	365	336	304	214	1,446		2,874
Corporate Line							-97	-97							-453	-453							-193	-193
Result before taxation	3,685	1,239	2,222	941	1,149	1,345	-89	10,492	2,349	415	936	795	567	894	-454	5,502	2,145	948	1,121	511	804	1,446	-193	6,782
Taxation	909	349	723	282	225	335	148	2,970	658	114	297	258	153	186	60	1,725	556	240	358	156	174	326	67	1,877
Non-controlling interests					234			235			3		98		1	102			4		124			128
Net result IFRS-EU	2,776	889	1,499	659	690	1,011	-237	7,287	1,691	301	636	537	316	708	-515	3,674	1,589	708	759	355	506	1,120	-260	4,776
Adjustment of the EU 'IAS 39 carve out'	-277	-1,012	-1,825	-9		-23		-3,147	2,818	1,570	3,911	15		137		8,451	723	47	390			14		1,174
Net result IFRS-IASB	2,499	-123	-326	649	690	988	-237	4,140	4,510	1,871	4,547	552	316	845	-515	12,126	2,312	755	1,149	355	506	1,134	-260	5,951
1As from 2023, Wholesale Banking in France as well as Wholesale Banking in the Philippines are recorded in Wholesale Banking Rest of World. Previously the financials of Wholesale Banking in France and Wholesale Banking in the Philippines were reported in Other Challengers and Growth Markets respectively. Historical figures have been adjusted.
2In 2023, there was a change in the governance over the Asian stakes, which resulted in their transfer form Growth Markets to Other (Corporate Line). Historical figures have been adjusted.
3In 2022, ING discontinued its retail activities in France and the Philippines.
44 In 2021, ING exited from the retail banking markets in Austria (included in Germany) and the Czech Republic (included in Other Challengers).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -291
31  Information on geographical areas
ING Group’s business lines operate in different geographical areas: the Netherlands, Belgium, Germany, Rest of Europe and Rest of the World. The geographical analyses are based on the location of the office from which the transactions are originated and do not include countries where ING only has representation offices. The Netherlands is ING Group’s country of domicile.
In order to increase ING Group’s tax transparency, additional financial information on a per country basis has been included in this disclosure: Tax paid represents all income tax paid to and/or received from tax authorities in the current year, irrespective of the fiscal year to which these payments or refunds relate.
Total assets by country does not include intercompany balances and reconciles to the total assets in the consolidated statement of financial position of ING Group. At the date when these financial statements were authorized for issue, the Netherlands has implemented new legislation, based on an OECD legislative framework, to ensure that large multinational groups with their head office in the Netherlands pay income tax at a minimum effective tax rate of 15% in all the countries they are present in, applicable from 2024 and onwards. Countries in which ING operates that have an effective tax rate below 15% will be subject to an additional top-up tax.
ING Group expects to be subject to top-up tax in relation to its operations in Switzerland, Ireland, Bulgaria and United Arab Emirates, in which countries the statutory tax rate is below 15%, and in Singapore which country applies a special tax rate for certain profit components that reduces its effective tax rate to below
15%.
ING Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. If the top-up tax had been applied in
2023, the total top up tax that had to be paid by ING Group would have amounted to approximately EUR 4 million.
The table below provide additional information, for the years 2023, 2022 and 2021 respectively, on names of principal subsidiaries and branches, nature of main activities and average number of employees on a full time equivalent basis by country/tax jurisdiction.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -292

Additional information by country
Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main (banking) activity	Average number of employees at full time equivalent basis			Total income			Total assets			Result before tax			Taxation			Tax paid
				2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Netherlands	Netherlands	ING Bank N.V.	Wholesale / Retail	14,449	14,488	15,138	5,171	8,831	6,621	294,485	310,912	299,767	1,445	4,874	2,384	461	1,399	728	601	376	428
Belgium	Belgium [5]	ING België N.V.	Wholesale / Retail	6,392	6,582	6,965	1,917	4,365	2,754	128,391	128,323	130,335	-119	2,297	842	7	584	212	169	152	174
	Luxembourg	ING Luxembourg S.A.	Wholesale / Retail	939	927	856	587	503	366	14,435	18,415	20,406	328	262	189	84	66	48	40	37	20
Germany	Germany [5]	ING DiBa A.G.	Wholesale / Retail	5,499	5,573	5,521	1,244	8,573	2,962	171,899	167,516	159,799	-221	6,798	1,587	-55	2,176	523	904	189	493
Rest of Europe	Poland [1]	ING Bank Slaski S.A	Wholesale / Retail	11,677	11,130	10,674	2,350	1,652	1,509	52,134	45,598	43,888	1,236	544	660	286	143	154	136	-23	235
	Spain	Branch of ING Bank N.V.	Wholesale / Retail	1,576	1,439	1,380	1,156	899	743	33,092	32,277	32,559	533	321	212	125	105	57	114	101	59
	Italy	Branch of ING Bank N.V.	Wholesale / Retail	1,190	1,118	1,099	433	345	335	14,832	14,152	13,983	128	63	73	54	22	25	19	2	2
	Romania [1]	Branch of ING Bank N.V.	Wholesale / Retail	3,971	3,580	3,319	690	584	495	11,496	10,555	9,635	396	324	273	61	51	41	55	67	21
	Türkiye	ING Bank A.S.	Wholesale / Retail	2,973	3,076	3,338	14	64	335	4,770	5,400	5,818	-232	-143	144	-20	65	35	29	79	33
	UK	Branch of ING Bank N.V.	Wholesale	722	692	698	758	693	636	50,572	46,066	50,734	510	286	277	131	81	73	101	58	50
	Switzerland	Branch of ING Bank N.V.	Wholesale	292	277	259	248	290	241	8,501	9,513	11,081	137	182	148	19	25	21	52	45	67
	France [2,4]	Branch of ING Bank N.V.	Wholesale	194	600	764	221	557	313	8,458	9,086	12,397	91	228	-65	25	60	-16	7	22	-7
	Ireland	Branch of ING Bank N.V.	Wholesale	82	72	64	83	66	70	3,907	2,773	1,831	71	28	77	9	3	10	8	6	10
	Czech Republic [3]	Branch of ING Bank N.V.	Wholesale	134	137	285	76	78	100	3,191	3,192	2,894	33	38	33	6	6	8	10	13	-2
	Hungary	Branch of ING Bank N.V.	Wholesale	127	120	119	85	82	44	1,893	1,993	1,148	35	38	12	7	5	3	9	2	2
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale	259	272	281	136	246	38	925	2,783	898	151	128	3	31	9	0	20	21	-7
	Slovakia [1]	Branch of ING Bank N.V.	Wholesale	1,347	1,129	983	20	15	15	618	391	352	11	-1	3	2	1	0	2	0	2
	Portugal	Branch of ING Bank N.V.	Wholesale	10	11	11	17	15	15	620	689	675	12	9	9	3	3	3	2	2	3
	Ukraine	PJSC ING Bank Ukraine	Wholesale	91	91	96	53	45	22	590	385	409	44	9	11	22	2	2	7	2	2
	Bulgaria	Branch of ING Bank N.V.	Wholesale	61	60	61	23	15	14	530	436	420	11	1	2	1	0	0	1	0	0
	Austria [3]	Branch of ING Bank N.V.	Wholesale	17	17	292	9	19	175	383	261	419	-4	9	101	-1	2	16	1	3	6
1Includes significant number of FTEs in relation to global services provided.
2Public subsidies received, as defined in article 89 of the CRD IV, amounts to EUR 0.2 million (2022: EUR 0.1 million; 2021: EUR 0.0 million).
3In 2021, ING exited from the retail banking markets in Austria and the Czech Republic.
4In 2022, ING exited from the retail banking markets in France and the Philippines.
5Result before tax is impacted by the EU 'IAS 39' carve out adjustment.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -293

Additional information by country (continued)
Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main (banking) activity	Average number of employees at full time equivalent basis			Total income			Total assets			Result before tax			Taxation			Tax paid
				2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Rest of the World	Australia	ING Bank (Australia) Ltd.	Wholesale / Retail	1,820	1,556	1,503	1,033	948	782	52,734	52,728	49,826	572	557	500	174	172	149	185	135	121
	USA	ING Financial Holdings Corp.	Wholesale	603	586	563	1,124	892	936	66,143	65,024	55,582	654	413	779	185	115	182	183	135	148
	Singapore	Branch of ING Bank N.V.	Wholesale	576	565	573	354	354	331	26,816	25,701	24,163	172	105	133	24	14	19	13	21	9
	Japan	Branch of ING Bank N.V.	Wholesale	32	31	30	40	30	25	14,267	5,128	2,256	17	20	4	7	7	2	10	-1	3
	South Korea	Branch of ING Bank N.V.	Wholesale	86	78	75	92	86	65	6,167	7,989	5,800	39	47	26	9	12	6	24	7	-2
	Hong Kong	Branch of ING Bank N.V.	Wholesale	104	103	105	101	82	79	4,378	4,343	6,691	-18	-33	5	-2	-5	1	0	0	-7
	Taiwan	Branch of ING Bank N.V.	Wholesale	37	35	33	39	33	26	2,597	3,578	2,963	0	-16	-3	1	-5	-1	0	4	0
	China	Branch of ING Bank N.V.	Wholesale	78	76	79	18	30	26	998	1,181	1,654	-12	4	0	2	5	6	-9	13	-1
	Philippines [1,4]	Branch of ING Bank N.V.	Wholesale	4,079	3,098	2,414	10	10	6	403	381	567	1	-39	-33	2	8	-5	2	2	1
	United Arab Emirates	Branch of ING Bank N.V.	Wholesale	11	10	10	-2	-1	0	1	1	1	-3	-1	-1	0	0	0	0	0	0
	Sri Lanka	Branch of ING Hubs B.V.	Global services	4	4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Brazil	ING ADMINISTRAÇÃO LTDA.	In run-off / liquidation	2	30	63	18	17	13	73	57	288	17	9	1	0	1	5	4	5	8
	Mexico	ING Consulting, S.A. de C.V.	In run-off / liquidation		6	6		0	1		1	3		-2	-1		0	0		0	0
	Canada	Payvision Canada Services Ltd.	Dissolved in 2023		0	0		0	0		0	0		0	0		0	0		0	0
	Macau	Payvision Macau Ltd.	Liquidated in 2022		0	0		0	0		0	0		0	0		0	0		0	0
	Indonesia	PT ING Securities Indonesia	Liquidated in 2022		0	0		0	0		0	5		0	0		0	0		0	0
	Malaysia	Branch of ING Bank N.V.	Closed in 2022		0	4		0	0		1	1		0	-1		0	0	0	0	0
	Mauritius	ING Mauritius Investment I	Liquidated in 2022		0	0		0	0		0	0		0	0		0	0		0	0
	Colombia	ING Capital Colombia S.A.S.	Dissolved in 2021			0			0			0			0			0			0
Total				59,434	57,569	57,660	18,121	30,418	20,093	980,299	976,834	949,250	6,037	17,358	8,385	1,662	5,130	2,306	2,700	1,474	1,873
1 Includes significant number of FTEs in relation to global services provided.
4 In 2022, ING exited from the retail banking markets in France and the Philippines.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -294
2023
The higher tax charge of 32% in the Netherlands (compared to the statutory rate of 25.8%) is mainly caused by the non-deductible Dutch bank tax (EUR 189 million) and other non-deductible expenses.
The lower tax charge in Spain is caused by a tax refund (EUR 43 million) regarding previous years.
ING continued reducing Russian-related exposure during 2023. In 2023, the local results on a stand-alone basis were positively impacted by releases of loan loss provisions following improved macroeconomic indicators and decrease in exposures following sales and repayments. For further information, reference is made to Risk management.
The lower negative tax charge reported for ING Türkiye with respect to its loss is mainly caused by the non deductibility for tax purposes of the accounting loss based on hyperinflation accounting.
2022
The higher tax charge of 29% in the Netherlands (compared to the statutory rate of 25.8%) is mainly caused by the non-deductible Dutch bank tax (EUR 179 million) and the non-deductible impairments regarding goodwill ING Türkiye (EUR 32 million) and TTB (EUR 165 million).
The higher positive tax charge of Türkiye combined with its accounting loss based on hyperinflation accounting  is mainly caused by the non deductibility of this loss for tax purposes.
Since the Russian invasion of Ukraine, our strategy is no new business with Russian clients, including
Russian-owned entities outside of Russia, and to get existing Russia-related credit exposures repaid as quickly as possible. These exposures are booked in various countries and totalled EUR 6.7 billion, published on 4 March 2022. Remaining at risk for ING Group at year-end 2022 is EUR 0.3 billion local equity and EUR
2.5 billion credit exposures booked outside of Russia. In 2022, ING's results in connection with Russia-related credit exposures declined significantly, as we recognised EUR 0.5 billion risk costs related to these exposures.
The local results on a standalone basis were higher compared to 2021. This was driven by the high local interest-rate environment and increased rouble inflow from existing, predominantly non-Russian, clients.
Under local law and banking regulations, ING Russia must accept these rouble inflows. Furthermore, the local result before tax expressed in EUR (EUR 128 million) was positively impacted by the appreciation of the rouble against the euro for an amount of EUR 80 million throughout 2022. Going forward, we will continue to actively reduce our Russia-related credit exposure.
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
Additional notes to the Consolidated financial statements
32  Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities
	Debt securities in issue		Subordinated Loans		Lease liabilities		Total Liabilities from financing activities
in EUR million	2023	2022	2023	2022	2023	2022	2023	2022
Opening balance	95,918	91,784	15,786	16,715	1,174	1,220	112,878	109,719
Cashflows:
Additions	116,436	92,707	2,225	983			118,661	93,690
Redemptions / Disposals	-90,574	-82,844	-2,894	-1,090	-291	-296	-93,758	-84,230
Non cash changes:
Amortisation	764	312	34	30	28	15	826	357
Other	502	39	12	7	256	239	769	285
Changes in unrealised revaluations	2,680	-7,658	473	-1,470			3,153	-9,127
Foreign exchange movement	-1,057	1,577	-235	611	-4	-4	-1,296	2,185
Closing balance	124,670	95,918	15,401	15,786	1,162	1,174	141,233	112,878
Part of Debt securities in issue and subordinated loans are subject to fair value hedge accounting. Hence, changes in unrealised revaluations represent fair value adjustments to the hedged item attributable to the hedged interest rate risk. Reference is made to the paragraph 'fair value hedge accounting' in Note 36
'Derivatives and hedge accounting'.
33  Pensions and other post-employment benefits
Most group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions, including the defined contribution plan in the Netherlands, are principally determined as a percentage of remuneration. These plans do not give rise to provisions in the statement of financial position, other than relating to short-term timing differences included in other assets and in other liabilities.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -295
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
ING Group provides other post-employment benefits to certain former employees. These post-employment benefits are primarily discounts on ING products.
Defined contribution plans
ING, as part of the labour agreements with its employees, sponsors a number of defined contribution plans.
ING’s obligation is limited to contributions which are agreed in advance and also includes employee contributions. The most significant plans are in the Netherlands and Belgium. The employer's contribution is recognised as an expense which amounted for 2023 EUR 391 million (2022: EUR 364 million).
Defined benefit retirement plans
Statement of financial position - Net defined benefit asset/liability

Plan assets and defined benefit obligation per country
	Plan assets		Defined benefit obligation		Funded Status
in EUR million	2023	2022	2023	2022	2023	2022
The Netherlands	331	310	426	400	-95	-90
United States	257	248	245	230	12	18
United Kingdom	1,257	1,277	790	750	467	527
Belgium	516	507	473	475	43	32
Other countries	317	295	353	305	-37	-10
Funded status (Net defined benefit asset/liability)	2,678	2,637	2,288	2,159	390	478

Presented as:
- Other assets					554	617
- Other liabilities					-164	-139
					390	478
The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation were carried out as at 31 December 2023. The present value of the defined benefit obligation, and the related current service cost and past service cost, were determined using the projected unit credit method.
Changes in the fair value of plan assets for the period were as follows::

Changes in fair value of plan assets
in EUR million	2023	2022
Opening balance as at 1 January	2,637	3,671
Interest income	115	54
Remeasurements: Return on plan assets excluding amounts included in interest income	-8	-947
Employer's contribution	28	34
Participants contributions	4	3
Benefits paid	-119	-126
Exchange rate differences	22	-53
Closing balance	2,678	2,637

Actual return on the plan assets	107	-894
As at 31 December 2023 the defined benefit plans did not hold any direct investments in ING Groep N.V.
(2022: nil). During 2023 and 2022 there were no purchases or sales of assets between ING and the pension funds.
ING does not manage the pension funds and thus receives no compensation for fund management. The pension funds have not engaged ING in any swap or derivative transactions to manage the risk of the pension funds.
No plan assets are expected to be returned to ING Group during 2024.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -296
Changes in the present value of the defined benefit obligation and other post-employment benefits for the period were as follows:

Changes in defined benefit obligation and other post-employment benefits
	Defined benefit obligation		Other post- employment benefits
in EUR million	2023	2022	2023	2022
Opening balance as at 1 January	2,159	3,115	29	72
Current service cost	27	33	1	1
Interest cost	92	46	2	1
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions	-9
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions	127	-882	1	-45
Participants’ contributions	3	3
Benefits paid	-123	-129	-1	-1
Past service cost	1			-1
Effect of curtailment or settlement
Exchange rate differences	14	-26	-3	5
Closing balance	2,288	2,159	30	29
Amounts recognised directly in Other comprehensive income were as follows:

Changes in the net defined benefit assets/liability remeasurement reserve
in EUR million	2023	2022
Opening balance as at 1 January	-232	-212

Remeasurement of plan assets	-8	-947
Actuarial gains and losses arising from changes in demographic assumptions	9	0
Actuarial gains and losses arising from changes in financial assumptions	-127	882
Taxation and Exchange rate differences	40	46
Total Other comprehensive income movement for the year	-85	-19

Closing balance	-317	-232
In 2023, EUR -8 million (2022: EUR -947 million) remeasurements of plan assets, that is recognised as a loss in other comprehensive income, is driven by yield changes on investments.
The EUR 127 million (2022: EUR 882 million) actuarial gains arising from changes in financial assumptions in the calculation of the defined benefit obligation are mainly due to an increase in interest yield curves.
The accumulated amount of remeasurements recognised directly in Other comprehensive income is EUR
-397 million(EUR -317 million after tax) as at 31 December 2023 (2022: EUR -289 million; EUR -232 million after tax).
Amounts recognised in the statement of profit or loss related to pension and other staff-related benefits are as follows:

Pension and other staff-related benefit costs
	Net defined benefit asset/liability			Other post-employment benefits			Total
in EUR million	2023	2022	2021	2023	2022	2021	2023	2022	2021
Current service cost	27	33	33	1	1	1	28	34	34
Past service cost	1				-1		1
Net Interest cost	-23	-8	-6	2	1	2	-21	-6	-4
Effect of curtailment or settlement						-2			-2
Defined benefit plans	5	26	27	3	2	1	8	27	28

Defined contribution plans							391	364	369
Pension and other post employment benefits							399	392	397
Other staff related benefits							19	-2	11
Pension and other staff-related benefits							418	390	408
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
ING Group Annual Report 2023 on Form 20-FF -297
average discount rate applied for net defined benefit asset/liability for 2023 was 4.0% (2022: 4.3%) based on the pension plan in the Netherlands, Germany, Belgium, the United States of America, and the United
Kingdom. The average discount rate applied for Other post-employment benefits in 2023 was 5.2% (2022:
5.5%).
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
Changes to mortality, expected rate of salary increase, and indexation would have no material impact on the defined benefit obligation. The most significant impact would be from a change in the discount rate. An increase or decrease in the discount rate of 1.0% creates an impact on the defined benefit obligation of  EUR
238 million (decrease) and EUR 282 million (increase), respectively.
Expected cash flows
ING Group’s subsidiaries should fund the cost of the entitlements expected to be earned on a yearly basis.
For 2024, the expected contributions to defined benefit pension plans are EUR 58 million.
The benefit payments for defined benefit and other post-employment benefits expected to be made by the plan between 2024-2028 are estimated to be between EUR 133 million and EUR 150 million per year. From
2028 to 2032 the total payments made by the plan are expected to be EUR 738 million.
34  Taxation
Statement of financial position – Deferred tax
Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which ING Group is subject to taxation.

Changes in deferred tax
in EUR million 2023	Net liability (-) Net asset (+) opening balance	Change through equity	Change through net result	Exchange rate difference s	Changes in the composition of the group and other changes	Net liability (-) Net asset (+) ending balance
Financial assets at FVOCI	81	-10	-3	-4		64
Financial assets and liabilities at FVPL	-2,739		1,264	13		-1,461
Depreciation	-13		-6	3	4	-13
Cash flow hedges	752	-251		1		502
Pension and post-employment benefits	-54	31	-7	-4		-33
Other provisions	59		-12	-3	4	48
Loans and advances	612	8	-140	-6	2	475
Unused tax losses carried forward	327		-128	11	-1	209
Other	-251	13	90	-2	-4	-154
Total	-1,227	-209	1,059	10	5	-362
Presented in the statement of financial position as:
– Deferred tax liabilities	-2,652					-1,447
– Deferred tax assets	1,425					1,085
	-1,227					-362
The above table shows netted deferred tax amounts related to right-of-use assets and lease liabilities included in the row ‘Other’, and includes a deferred tax amount for right-of-use assets of EUR 195 million
(2022: EUR 205 million and 2021: EUR 220 million) and a deferred tax amount for lease liabilities of EUR 217 million (2022: EUR 231 million and 2021: EUR 252 million).
The changes in Deferred tax on financial assets and liabilities at FVPL in 2023 amounting to EUR 1,264 million (2022: EUR-3,493 million) is mainly driven by interest yield developments related to derivatives that are under IFRS-EU used in portfolio based hedging strategies for retail mortgages and savings. These portfolio hedging strategies are not allowed under IFRS-IASB and is referred to as the EU IAS39 carve out adjustment for which we refer to Note 1.2.2 Reconciliation between IFRS-EU and IFRS-IASB.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -298
The deferred tax on cash flow hedges relate to floating rate lending with interest rate swaps. Due to decreased (longer-term) interest rate yield curve in 2023 there was a positive revaluation of the cash flow hedge through other comprehensive income. This resulted in a decline in the deferred tax asset by EUR
-251 million compared to the increase in deferred tax assets in 2022 by EUR 875 million due to the increase in the interest yield curve. The deferred tax asset in cash flow hedges decreased from EUR 752 million in
2022 to EUR 502 million in 2023.
The deferred tax on Loans and advances changes through net result in 2023 EUR -140 million (2022: EUR
177  million) relates mainly to valuation changes of collectively assessed expected credit losses.
The deferred tax changes through equity - Other in 2023 of EUR 13 million (2022:EUR -123 million) is due to
FX developments following the USD depreciation and the application of IAS 29 Hyperinflation in Türkiye, and also due to the decline in the Credit liability Reserve due to credit spread tightening.

Changes in deferred tax
in EUR million 2022	Net liability (-) Net asset (+) opening balance	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (-) Net asset (+) ending balance
Financial assets at FVOCI	-71	151	5	-3		81
Financial assets and liabilities at FVPL	746		-3,493	9		-2,739
Depreciation	-7		-5	-2		-13
Cash flow hedges	-126	875		2		752
Pension and post-employment benefits	-49	6	-13	8	-7	-54
Other provisions	19		44	-4		59
Loans and advances	430		177	-3	7	612
Unused tax losses carried forward	199		137	-8		327
Other	-148	-123	26	-6		-251
Total	991	910	-3,122	-5		-1,227
Presented in the statement of financial position as:
– deferred tax liabilities	-311					-2,652
– deferred tax assets	1,303					1,425
	991					-1,227

Deferred tax in connection with unused tax losses carried forward
in EUR million	2023	2022
Total unused tax losses carried forward	1,870	2,668
Unused tax losses carried forward not recognised as a deferred tax asset	815	937
Unused tax losses carried forward recognised as a deferred tax asset	1,055	1,731

Average tax rate	19.9%	21.1%
Deferred tax asset	209	365

Total unused tax losses carried forward analysed by expiry terms
	No deferred tax		Deferred tax
in EUR million	2023	2022	2023	2022
Within 1 year				591
More than 1 year but less than 5 years	126	120	633	587
More than 5 years but less than 10 years	9	9	2	2
More than 10 years but less than 20 years
Unlimited	681	808	421	550
	815	937	1,055	1,731
The above-mentioned deferred tax asset of EUR 209 million (2022: EUR 365 million) and the related unused tax losses carried forward exclude the recapture of tax losses originated in the United Kingdom previously deducted in the Netherlands for the amount of EUR 0 million (2022: EUR 37 million).
Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

Breakdown of certain net deferred tax asset positions by jurisdiction
in EUR million	2023	2022
Poland	244	391
France		70
Slovakia	1
China	2
Australia	1
Hong Kong	8	6
United States of America		1
Türkiye	41	7
Taiwan	11	8
	308	483

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -299
The table above includes a breakdown of certain net deferred tax asset positions by jurisdiction for which the utilisation of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences whilst the related entities have incurred losses in either the current or the preceding year.
In 2023, ING Bank Slaski (Poland) realised a tax profit following the value changes of the cash flow hedge derivatives which are settled net via a central clearing party, whereas in 2022 and 2021 ING Bank Slaski incurred a tax loss following the large value changes of the cash flow hedge derivatives. This tax loss can be carried forward for five years. Based on a taxable profit forecast, ING considers it probable that the future taxable profits will compensate for this tax loss carry forward position. Based on this a remaining deferred tax asset on unused tax losses carried forward, as per 31 December 2023: EUR 120 million (2022: EUR 224 million) is recognised. The remaining net deferred tax asset in Poland of EUR 124 million (2022: EUR
167 million) relates to temporary tax differences on loans and advances and financial assets at fair value through profit and loss.
Recognition is based on the fact that it is probable that the entity will have taxable profits and/or can utilise tax planning opportunities before expiration of the deferred tax assets. Changes in circumstances in future periods may adversely impact the assessment of the recoverability. The uncertainty of the recoverability is taken into account in establishing the deferred tax assets.
At 31 December 2022 and 2023, ING Group had no significant temporary differences associated with the parent company’s investments in subsidiaries and associates as any economic benefit from those investments will not be taxable at parent company level.
Statement of profit or loss – Taxation

Taxation by type
	Netherlands			Rest of the world			Total
in EUR million	2023	2022	2021	2023	2022	2021	2023	2022	2021
Current taxation	601	498	459	2,121	1,510	1,448	2,722	2,008	1,908
Deferred taxation	-141	901	269	-918	2,221	129	-1,059	3,122	399
	460	1,399	729	1,202	3,731	1,578	1,662	5,130	2,306

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate
in EUR million	2023	2022	2021
Result before tax from continuing operations	6,037	17,358	8,385
Weighted average statutory tax rate	22.7%	27.5%	24.7%
Weighted average statutory tax amount	1,371	4,770	2,074

Permanent differences affecting current tax
Participation exemption	-43	-64	-68
Other income not subject to tax	-68	-40	-32
Expenses not deductible for tax purposes	398	403	201
Current tax from previously unrecognised amounts	1	10	51
State and local taxes	99	68	64
Adjustments to prior periods	-72	-29	-12
Differences affecting deferred tax
Impact on deferred tax from change in tax rates	2	5	9
Deferred tax benefit from previously unrecognised amounts	-30	-3	-18
Write-off/reversal of deferred tax assets	4	10	37
Effective tax amount	1,662	5,130	2,306

Effective tax rate	27.5%	29.6%	27.5%
The weighted average statutory tax rate in 2023 (22.7%) was lower than the rate of 2022 (27.5%).
The effective tax rate of  27.5% in 2023 is higher than the weighted average statutory tax rate. This is mainly caused by the impact in 2023 of the following non-deductible items for income tax purposes:
hyperinflation accounting loss in Türkiye, interest expenses, bank- and local taxes in various countries.
Adjustments to prior periods mainly relates to a tax refund in Spain regarding previous years.
The weighted average statutory tax rate in 2022 (27.5%) was higher than the rate of 24.7% in 2021.
The effective tax rate of 29.6% in 2022 was higher than the weighted average statutory tax rate. This is mainly caused by the impact in 2022 of the following non-deductible items income tax purposes:
hyperinflation accounting loss in Türkiye, impairments on TTB, and interest expenses in various countries.
The effective tax rate of 27.5% in 2021 was significantly higher than the weighted average statutory tax rate. This is mainly caused by a high amount of expenses non-deductible for tax purposes like the non-

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -300
deductible bank tax and a tax charge caused by the recapture of tax losses originated in the United
Kingdom but previously deducted in the Netherlands.
Equity - Other comprehensive income

Income tax related to components of other comprehensive income
in EUR million	2023	2022	2021
Unrealised revaluations financial assets at fair value through other comprehensive income and other revaluations	-7	142	17
Realised gains/losses transferred to the statement of profit or loss (reclassifications from equity to profit or loss)	-3	8	12
Changes in cash flow hedge reserve	-251	875	233
Remeasurement of the net defined benefit asset/liability	31	6	-54
Changes in fair value of own credit risk of financial liabilities at fair value through profit or loss	2	19	-8
Exchange rate differences and other	19	-141	-77
Total income tax related to components of other comprehensive income	-209	910	123
35  Fair value of assets and liabilities
a) Valuation Methods
The estimated fair values represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a market-
based measurement, which is based on assumptions that market participants would use and takes into account the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability.
Fair values of financial assets and liabilities are based on quoted prices in active market where available.
When such quoted prices are not available, the fair value is determined by using valuation techniques.
In 2023, the financial markets were characterised by elevated levels of volatility. In the first quarter of the year, the markets worldwide were shaken by the demise of SVB bank and the stress surrounding Credit
Suisse, fuelling uncertainty around possible additional defaults. Furthermore, the ongoing interest rate hikes by the central banks in Europe and the US led to a fast increase in rates worldwide. Towards the end of the year, the probability increased for interest rates to go down, which has been reflected in the forward interest rates. Additionally, geopolitical risk increased with the Israel-Gaza conflict adding to the risk arising from the ongoing Russia-Ukraine war.
Financial assets and liabilities, including Level 3, are valued using agreed methodologies, targeting the most appropriate estimate of fair value..
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
The Global Valuation and Impairment Committee is responsible for the oversight and the approval of the outcome of impairments (other than loan loss provisions) and valuation processes. It oversees the quality and coherence of valuation methodologies and performance. The Valuation Model Committee is responsible for the approval of all valuation models used for the Fair valuation (IFRS) and Prudent Valuation (CRR) of positions measured at fair value. The Local Parameter Committee discusses the valuation results and monitors the performance of the valuation activities carried out on local or regional level. The Global
Financial Markets Parameter Committee reviews the consolidated valuation outcome and resulting P&L for
Financial Market products, targeting a globally consistent treatment across Financial Market. The Market
Data Committee is responsible for the approval of the market data used in valuation.
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
For financial instruments where the fair value at initial recognition is based on one or more significant unobservable inputs, a difference between the transaction price and the fair value resulting from the internal valuation process can occur. Such difference is referred to as Day One Profit or Day One Loss
(hereafter: DOP). ING defers material Day One Profit or Loss of instruments with significant unobservable valuation inputs, which are the financial instruments classified as Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified as Level 3. The DOP is amortised over the life of the instrument, or until the significant unobservable inputs become observable, or until the significant unobservable inputs become non-significant. Both the impact on the profit and loss in 2023 and the DOP reserve is disclosed in the below table.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -301
Deferred Day One Profit or Loss Reserve
The table below summarizes the movement in the aggregate DOP not recognised when financial instruments were initially recognised, because of the use of valuation techniques for which not all the inputs were market observable data.

Deferred day one profit or loss reserve [1]
in EUR million	2023	2022
Opening balance at 1 January	-108	-7
DOP deferred on new transactions during the period	-83	-107
DOP recognised in the statement of profit or loss during the period
•of which release	85	6
•of which amortisation and exchange differences	15	0
Closing balance at 31 December	-90	-108
The following table presents the models reserves for financial assets and liabilities.

Valuation adjustment reserves on financial assets and liabilities
in EUR million	2023	2022
Deferred Day One Profit or Loss	-90	-108
Own credit adjustments	34	75
Bid/Offer	-154	-216
Model Risk	-26	-13
CVA	-131	-192
DVA [2]	55	99
CollVA	-4	-8
FVA	-68	-78
Total Valuation Adjustments	-385	-441
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
ING Group Annual Report 2023 on Form 20-FF -302
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
ING Group Annual Report 2023 on Form 20-FF -303
Financial instruments at fair value
The fair values of the financial instruments  were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	Level 1		Level 2		Level 3		Total
in EUR million	2023	2022	2023	2022	2023	2022	2023	2022
Financial Assets
Financial assets at fair value through profit or loss
- Equity securities	15,438	11,783	3	2	150	156	15,590	11,941
- Debt securities	4,825	1,636	4,081	5,361	3,364	3,450	12,270	10,447
- Derivatives	39	22	27,134	34,229	535	483	27,708	34,734
- Loans and receivables	0	0	63,316	54,097	4,131	2,547	67,446	56,644
	20,302	13,441	94,533	93,690	8,179	6,635	123,015	113,766
Financial assets at fair value through other comprehensive income
- Equity securities	1,622	1,639	0	0	263	247	1,885	1,887
- Debt securities	35,848	25,644	2,433	3,451	0	0	38,281	29,095
- Loans and receivables	0	0	275	0	676	643	951	643
	37,470	27,284	2,707	3,451	938	891	41,116	31,625
Financial liabilities
Financial liabilities at fair value through profit or loss
– Debt securities	1,088	822	7,635	5,743	47	53	8,770	6,619
– Deposits	0	0	57,063	50,257	13	0	57,076	50,257
– Trading securities	3,604	1,952	41	273	0	1	3,645	2,226
– Derivatives	41	40	24,437	33,200	670	678	25,148	33,917
	4,733	2,814	89,175	89,473	729	732	94,638	93,019
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
ING Group Annual Report 2023 on Form 20-FF -304
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
e) Transfers between Level 1 and 2
As a consequence of change in observable inputs, ING recorded an EUR 2.4 billion transfer from Level 2 to
Level 1 in debt securities measured at fair value through other comprehensive income. Furthermore, EUR
1.7 billion transfers from Level 1 to Level 2 were recorded in the reporting period 2023.
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
Of the total amount of financial assets classified as Level 3 as at 31 December 2023 of EUR 9.1 billion
(31 December 2022: EUR 7.5 billion), an amount of EUR 7.0 billion (76.7%) (31 December 2022: EUR 2.2 billion, being 29.2%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial assets includes approximately EUR 0.3 billion (31 December 2022: EUR 4.2 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.
The remaining EUR 1.8 billion (31 December 2022: EUR 1.1 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable.
Of the total amount of financial liabilities classified as Level 3 as at 31 December 2023 of EUR 0.7 billion
(31 December 2022: EUR 0.7 billion), an amount of EUR 0.4 billion (50.0%) (31 December 2022: EUR 0.02 billion, being 2.5%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial liabilities includes approximately EUR 0.3 billion (31 December 2022: EUR 0.6 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.
The remaining EUR 0.1 billion (31 December 2022: EUR 0.1 billion of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -305
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
position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level 3).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -306

Valuation techniques and range of unobservable inputs (Level 3)
	Assets		Liabilities		Valuation techniques	Significant unobservable inputs	Lower range		Upper range
In EUR million	2023	2022	2023	2022			2023	2022	2023	2022
At fair value through profit or loss
Debt securities	3,364	3,447	0	1	Price based	Price (%)	0%	0%	122%	125%
						Price (price per share)	97	208	236	208
					Present value techniques	Credit spread (bps)	94	60	94	100
						Price (%)	n.a.	97%	n.a.	100%
Equity securities	150	156			Price based	Price (price per share)	0	0	5,457	5,457
Loans and advances	2,298	1,485	13		Price based	Price (%)	0%	0%	117%	100%
					Present value techniques	Credit spread (bps)	1	2	12	12
(Reverse) repo's	1,832	1,062			Present value techniques	Interest rate (%)	n.a.	3%	n.a.	5%
Structured notes		3	47	53	Price based	Price (%)	88%	84%	96%	107%
					Option pricing model	Equity volatility (%)	9%	13%	23%	42%
						Equity/Equity correlation	0.8	0.5	0.9	1.0
						Equity/FX correlation	-0.2	-0.4	0.6	0.6
						Dividend yield (%)	0%	0%	4%	8%
					Present value techniques	Credit spreads (bps)	100	96	101	96
Derivatives
– Rates	283	431	301	476	Option pricing model	Interest rate volatility (bps)	1	49	3	148
					Present value techniques	Reset spread (%)	n.a.	0%	n.a.	1%
						Interest rate (%)	n.a.	2%	n.a.	2%
						Prepayment rate (%)	0%	5%	0%	13%
– FX	2	5	3	4	Option pricing model	Implied volatility (%)	3%	6%	18%	20%
– Credit	216	13	343	175	Present value techniques	Credit spread (bps)	3	5	149	623
					Price based	Price (%)	0%	0%	100%	100%
– Equity	20	33	17	22	Option pricing model	Equity volatility (%)	12%	0%	75%	77%
						Equity/Equity correlation	0.2	0.5	1.0	0.9
						Equity/FX correlation	-0.5	-0.5	1.0	0.1
						Dividend yield (%)	0%	1%	14%	14%
					Price based	Price (%)	0%	n.a	21%	n.a
– Other	14	1	7		Option pricing model	Commodity volatility (%)	11%	0%	94%	63%
At fair value through other comprehensive income
– Loans and advances	676	643			Present value techniques	Prepayment rate (%)	n.a.	6%	n.a.	6%
					Price based	Price (%)	85%	67%	96%	99%
– Equity	263	247			Present value techniques	Credit spread (bps)	5.2	6.7	5.2	6.7
						Interest rate (%)	4%	4%	4%	4%
					Price based	Price (%)	122%	n.a	122%	n.a
					Price based	Other (EUR)	n.a	70	n.a	90
Total	9,118	7,526	729	732

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -307
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
Interest rate
An interest rate is the amount of interest due per period, as a proportion of the amount lent, deposited, or borrowed.
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
Prepayment rate
Prepayment rate is a key input to mortgage and loan valuation. Prepayment rate is the estimated rate at which mortgage borrowers will repay their mortgages early, e.g. 5% per year. Prepayment rate and reset spread are key inputs to mortgage linked prepayment swaps valuation.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -308
Level 3: Changes during the period

Changes in Level 3 Financial assets
	Trading assets		Non-trading derivatives		Financial assets mandatorily at FVPL		Financial assets designated at FVPL		Financial assets at FVOCI		Total

In EUR million	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Opening balance as at 1 January	873	822	421	1	1,849	1,862	3,492	2,480	891	1,063	7,526	6,228
Realised gain/loss recognised in the statement of profit or loss during the period [1]	235	53	-142	52	-33	-57	-383	122		8	-322	178
Revaluation recognised in other comprehensive income during the period [2]									-6	-84	-6	-84
Purchase of assets	1,246	694	76	15	2,208	1,586	873	772	331	221	4,735	3,288
Sale of assets	-889	-49	-55	-4	-1,109	-669	-138	-191	-243	-275	-2,433	-1,187
Maturity/settlement	-1,005	-511	-15	-2	-576	-617	-292		-22	-59	-1,910	-1,188
Reclassifications					723	-18			5	10	728	-8
Transfers into Level 3	879	288		474	981	605	1	322		-43	1,860	1,646
Transfers out of Level 3	-459	-442		-115	-534	-856					-994	-1,414
Exchange rate differences	-31	18			-9	14	-9	-12	-10	49	-59	68
Changes in the composition of the group and other changes							2		-8		-6
Closing balance	848	873	286	421	3,499	1,849	3,547	3,492	938	891	9,118	7,526
1Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts includes EUR 316 million (2022: EUR -171 million) of unrealised gains and losses recognised in the statement of profit or loss.
2Revaluation recognised in other comprehensive income is included on the line ‘Net change in fair value of debt instruments at fair value through other comprehensive income’.
In 2023, transfers into and out of Level 3 of financial assets mandatorily at fair value mainly relate to (long term) reverse repurchase transactions for which the valuation being significantly impacted by unobservable inputs and no longer significantly impacted by unobservable inputs, respectively.
In 2023, the transfer into Level 3 trading assets is mainly driven by debt securities that are part of a structure transferred into level 3 due to market illiquidity which decreased observability for an input.
In 2022, the transfers into Level 3 mainly consisted of (non) trading derivatives that were transferred to
Level 3 as a result of the valuation being significantly impacted by unobservable inputs. Furthermore, it relates to debt obligations of which the valuation is being significantly impacted by unobservable inputs.
Following the implementation of IFRS 17 on 1 January 2023, a portfolio of loans with death waivers has been reclassified from financial assets measured at amortised cost to financial assets mandatorily measured at fair value through profit or loss as shown in reclassifications. For further information on the change in accounting policies, reference is made to Note 1 'Basis of preparation and material accounting policy information'.
In 2022, following the enhancement of the significance assessment, transfers into and out of Level 3 of financial assets mandatorily at fair value mainly relate to a portfolio of securitization loans. Furthermore, transfers out of Level 3 relate to two syndicated deals due to the unobservable parameters were insignificant.
In 2022, transfers into level 3 financial assets designated at fair value relate to government bonds of which the valuation being significantly impacted by unobservable inputs.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -309

Changes in Level 3 Financial liabilities
	Trading liabilities		Non-trading derivatives		Financial liabilities designated as at fair value through profit or loss		Total

in EUR million	2023	2022	2023	2022	2023	2022	2023	2022
Opening balance as at 1 January	229	160	449	35	54	135	732	330
Realised gain/loss recognised in the statement of profit or loss during the period[1]	224	131	-151	59	-2	-10	72	179
Additions	53	124	72	16	18	13	142	153
Redemptions	-102	-38	-53	0	-2	-13	-156	-51
Maturity/settlement	-13	-282	-16	-7	-1	-71	-30	-360
Transfers into Level 3	40	254	0	368	32	88	72	710
Transfers out of Level 3	-49	-117	0	-21	-54	-88	-102	-226
Exchange rate differences	0	-3	0	0	0	0	0	-3
Closing balance	382	229	301	449	47	54	729	732
1Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes EUR 72 million (2022: EUR 179 million) of unrealised gains and losses recognised in the statement of profit or loss.
In 2023, financial liabilities transfers into and out of Level 3 mainly consisted of structured notes, measured as designated at fair value through profit or loss. The structured notes were transferred out of Level 3 as the valuation was no longer impacted by significantly unobservable inputs.
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
The valuation uncertainty in the table below is broken down by related risk class rather than by product. The possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation is as follows:

Sensitivity analysis of Level 3 instruments
	Positive fair value movements from using reasonable possible alternatives		Negative fair value movements from using reasonable possible alternatives
in EUR million	2023	2022	2023	2022
Equity (equity derivatives, structured notes)	18	12	-9	-6
Interest rates (Rates derivatives, FX derivatives)	3	22	0	-14
Credit (Debt securities, Loans, structured notes, credit derivatives)	45	32	-54	-28
Loans and advances	3		-17	-32
	69	65	-80	-80
i) Financial instruments not measured at fair value
The following table presents the estimated fair values of the financial instruments not measured at fair value in the statement of financial position.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -310

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
	Carrying Amount		Carrying amount presented as fair value[1]		Level 1		Level 2		Level 3		Total fair value
in EUR million	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Financial Assets
Loans and advances to banks	16,709	35,104	2,722	2,859			11,430	29,459	2,511	2,786	16,662	35,104
Loans and advances to customers	647,313	644,893	15,681	19,095			14,602	15,264	593,098	575,805	623,381	610,164
Securities at amortised cost	48,313	48,160			40,041	39,787	4,277	3,160	1,693	1,406	46,010	44,353
	712,335	728,157	18,403	21,954	40,041	39,788	30,308	47,883	597,302	579,996	686,053	689,621

Financial liabilities
Deposits from banks	23,257	56,632	3,764	3,696			15,066	48,524	3,968	3,954	22,799	56,174
Customer deposits	650,276	640,799	556,060	589,851			52,486	35,123	41,063	15,331	649,609	640,306
Debt securities in issue	124,670	95,918			62,197	43,352	42,606	35,642	20,450	17,796	125,253	96,790
Subordinated loans	15,401	15,786			15,050	7,843	311	7,705			15,361	15,548
	813,603	809,135	559,824	593,547	77,248	51,194	110,469	126,995	65,482	37,082	813,022	808,818
1 In accordance with IFRS and for the purpose of this disclosure, the carrying amount of financial instruments with an immediate on demand feature is presented as fair value
The aggregation of the fair values presented above does not represent, and should not be construed as representing, the underlying value of ING Group. These fair values were calculated for disclosure purposes only. The carrying amount of financial instruments presented in the above table includes, when applicable, the fair value hedge adjustment, this explains why (for these cases) the carrying amount approximates fair value.
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
Securities at amortised cost
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
Customer deposits
In the current interest rate environment there is significant embedded value in our on-demand deposits, therefore providing a natural hedge against the impact from rising rates on financial assets. However, for the purpose of this disclosure and in accordance with IFRS, the carrying amounts of deposits with an

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -311
immediate on demand feature is presented as fair value.The fair value of deposits with fixed contractual terms has been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.
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
36  Derivatives and hedge accounting
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
Hedge accounting
Derivatives that qualify for hedge accounting under IFRS are classified and accounted for in accordance with the nature of the instrument hedged and the type of IFRS hedge accounting model that is applicable. The three models applicable under IFRS are: fair value hedge accounting, cash flow hedge accounting, and hedge accounting of a net investment in a foreign operation. How and to what extent these models are applied are described under the relevant headings below. The company’s detailed accounting policies for these three hedge models are set out in paragraph 1.5 ‘Financial instruments’ of Note 1 ‘Basis of preparation and material accounting policy information’.
IBOR transition
Reference is made to the note 'Risk management/ IBOR Transition' for information on how ING is managing the transition to alternative benchmark rates and ING's progress in completing the transition with respect to derivatives in hedge accounting relationships.
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
ING Group designates specific non-contractual risk components of hedged items. This is usually determined by designating benchmark interest rates such as EURIBOR, SOFR, SONIA or TONAR, between others, because the fair value of a fixed-rate instrument varies directly in response to changes in its benchmark interest rate.
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
assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item.
ING uses the following derivative financial instruments in a fair value hedge accounting relationship:

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -312

Gross carrying value of derivatives designated under fair value hedge accounting
in EUR million	Assets 2023	Liabilities 2023	Assets 2022	Liabilities 2022
As at 31 December
Hedging instrument on interest rate risk
– Interest rate swaps	3,011	6,410	2,750	8,047
– Other interest derivatives	284	34	395	39
The derivatives used for fair value hedge accounting are included in the statement of financial position line-
item ‘Financial assets at fair value through profit or loss – Non-trading derivatives’ for EUR 716 million (2022:
EUR 836 million) respectively ‘Financial liabilities at fair value through profit or loss – Non-trading derivatives’
EUR 113 million (2022: EUR 244 million). The difference between the gross carrying value as presented in the table and the net carrying value as presented in the statement of financial position is due to offsetting with other derivatives and collaterals paid or received.
For our main currencies the average fixed rate for interest rate swaps used in fair value hedge accounting are 2.76% (2022: 2.75%) for EUR and 3.93% (2022: 3.86%) for USD.
The following table shows the net notional amount of derivatives designated in fair value hedging, split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (-) and receiver (+) swaps.

Maturity derivatives designated in fair value hedging
in EUR million
As at 31 December 2023	Less than 1 month	1 to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Hedging instrument on interest rate risk
– Interest rate swaps	-670	623	4,648	9,482	13,201	7,224	10,164	1,798	46,471
– Other interest derivatives		-42	-183	-361	-263	-230	-277	-442	-1,797
As at 31 December 2022
Hedging instrument on interest rate risk
- Interest rate swaps	-15	1,295	5,744	5,727	9,526	9,153	6,638	16,454	54,523
– Other interest derivatives	-10	-55	-190	-260	-415	-216	-228	-296	-1,669

Gains and losses on derivatives designated under fair value hedge accounting are recognised in the statement of profit or loss. The effective portion of the fair value change on the hedged item is also recognised in the statement of profit or loss in 'Valuation results and net trading income'. As a result, only the net accounting ineffectiveness has an impact on the net result.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -313

Hedged items included in a fair value hedging relationship
	Carrying amount of the hedged items		Accumulated amount of fair value hedge adjustment on the hedged item included in the carrying amount of the hedged item		Change in fair value of the hedged item for measuring ineffectiveness for the period	Change in fair value hedging instruments for the period	Hedge ineffectiveness recognised in the statement of profit or loss gain (+) / loss (-)
in EUR million	Assets	Liabilities	Assets	Liabilities
As at 31 December 2023
Interest rate risk
– Amounts due from banks
– Debt securities at fair value through other comprehensive income	31,224		n/a		1,224
– Loans at FVOCI			n/a
– Loans and advances to customers	898				15
– Debt instruments at amortised cost	8,272		-205		234
– Debt securities in issue		70,280		-3,383	-2,680
– Subordinated loans		14,643		-834	-473
– Amounts due to banks
– Customer deposits and other funds on deposit		44		-1
– Discontinued hedges			91	-4
Total	40,394	84,967	-113	-4,221	-1,679	1,606	-73
As at 31 December 2022
Interest rate risk
– Amounts due from banks
– Debt securities at fair value through other comprehensive income	19,816		n/a		-2,798
– Loans at FVOCI			n/a
– Loans and advances to customers	879		-20		-90
– Debt instruments at amortised cost	4,098		-448		-678
– Debt securities in issue		61,449		-6,122	7,658
– Subordinated loans		14,750		-1,344	1,470
– Amounts due to banks
– Customer deposits and other funds on deposit					2
– Discontinued hedges			261	-2
Total	24,794	76,199	-208	-7,468	5,563	-5,928	-365
During 2023, the interest rate movements significantly affected the fair value changes of both the derivatives and the hedged items designated in fair value hedges. However, no material hedging relationship was discontinued as a result of the interest rate movements in 2023. Refer to note 22 ‘Valuation results and net trading income'. In addition, the increase in hedged items is due to higher volumes in loans and advances and debt securities designated in hedge accounting.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -314
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
changes in the fair value of the hedged item.
ING uses the following derivative financial instruments in a cash flow hedge accounting relationship:

Gross carrying value of derivatives used for cash flow hedge accounting
	Assets	Liabilities	Assets	Liabilities
in EUR million	2023	2023	2022	2022
As at 31 December
Hedging instrument on interest rate risk
– Interest rate swaps	11,839	14,051	10,038	14,836
Hedging instrument on FX rate risk
– Cross currency swaps	324	39
Hedging instrument on combined interest and FX rate risk
– Cross currency interest rate swaps	57	0	428	168
The derivatives used for cash flow hedge accounting are included in the statement of financial position line-
item ‘Financial assets at fair value through profit or loss – Non-trading derivatives’ EUR 440 million (2022:
EUR 814 million) respectively ‘Financial liabilities at fair value through profit or loss – Non-trading derivatives’
EUR 458 million (2022: EUR 1,275 million). The difference between the gross carrying value as presented in the table and the net carrying value as presented in the statement of financial position is due to offsetting with other derivatives and collaterals paid or received.
For the main currencies the average fixed rate for interest rate swaps used in cash flow hedge accounting are 1.26% (2022: 0.51%) for EUR, 4.09% (2022: 3.27%) for PLN, 4.33% (2022: 1.96%) for USD and 2.80%
(2022: 1.28%) for AUD. The average currency exchange rates for cross currency swaps used in cash flow hedge accounting is for EUR/USD 0.98 (2022: 0.99) and for EUR/AUD 1.58 (2022: 1.58).
The following table shows the net notional amount of derivatives designated in cash flow hedging split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (+) and receiver (-) swaps.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -315

Maturity derivatives designated in cash flow hedging
in EUR million
As at 31 December 2023	Less than 1 month	1 to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Hedging instrument on interest rate risk
– Interest rate swaps	-214	184	-8,557	-18,551	-6,636	-7,246	-4,896	-3,384	-49,300
Hedging instrument on FX rate risk
– Cross currency swaps		249	1,029	-932	503	-683	167	-693	-362
Hedging instrument on combined interest and FX rate risk
– Cross currency interest rate swaps				-24	-1,232	-1,479			-2,736
As at 31 December 2022
Hedging instrument on interest rate risk
– Interest rate swaps	-562	-935	-6,730	-12,464	-8,926	-8,115	-3,620	-8,947	-50,300
Hedging instrument on combined interest and FX rate risk
– Cross currency interest rate swaps		-834	-1,535	-721	-2,140	-52	7	-48	-5,323
The following table shows the cash flow hedge accounting impact on profit or loss and comprehensive income:

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -316

Cash flow hedging – impact of hedging instruments on the statement of profit or loss and other comprehensive income
in EUR million	Change in value of hedged item used for calculating hedge ineffectiveness for the period	Carrying amount cash flow hedge reserve at the end of the reporting period[1]	Amount reclassified from CFH reserve to profit or loss [2]	Cash flow is no longer expected to occur	Change in value of hedging instrument recognised in OCI for the period	Hedge ineffectiveness recognised in the statement of profit or loss, gain (+) / loss (-)
As at 31 December 2023
Interest rate risk on:
– Floating rate lending	-2,694	-3,545	590
– Floating rate borrowing	933	151	-497
– Other
– Discontinued hedges		194	-150
Total interest rate risk	-1,760	-3,200	-57		1,654	58
FX rate risk on:
– Floating rate lending	27	-42	-185
– Floating rate borrowing	-25	1	-33
– Other
– Discontinued hedges		7	-5
Total FX risk	2	-35	-223		200	-12
Combined interest and FX rate risk on:
– Floating rate lending	-20	78	-46
– Floating rate borrowing			1
– Other
– Discontinued hedges			-1
Total combined interest and FX risk	-20	78	-46		68	2
Total cash flow hedge	-1,778	-3,157	-325		1,922	48

As at 31 December 2022
Interest rate risk on:
– Floating rate lending	4,817	-5,460	395
– Floating rate borrowing	-775	923	-181
– Other	-5	-2
– Discontinued hedges		330	-263
Total interest rate risk	4,037	-4,210	-50		-4,279	21
Combined interest and FX rate risk on:
– Floating rate lending	-47	-16	-269
– Floating rate borrowing	-7	-4	14
– Other	4	-2	-3
– Discontinued hedges		4	-5
Total combined interest and FX risk	-51	-18	-263		296	-1
Total cash flow hedge	3,986	-4,227	-313		-3,982	20
1The carrying amount is the gross amount, excluding tax adjustments.
2The amounts are reclassified to Net interest income - interest income and/or expense on non-trading derivatives (hedge accounting).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -317
The increase in the carrying amount of the cash flow hedge reserve is driven by the interest rate movements. No material hedging relationship was discontinued as a result of the interest rate movements in 2023.
The main sources of ineffectiveness for cash flow hedges are:
•differences in timing of cash flows of the hedged item(s) and hedging instrument(s);
•mismatches in reset frequency between hedged item and hedging instrument.
The following table shows the movement of the cash flow hedge reserve:

Movement cash flow hedge reserve
in EUR million	2023	2022
Opening balance	-3,055	-153
Value changes recognised in OCI	1,922	-3,982
Amounts recycled to profit or loss	-325	-313
Income tax	-381	1,123
Exchange rate and other changes	-103	20
Adjustment for non controlling interest	-116	251
Movement for the year	997	-2,901
Ending balance	-2,058	-3,055
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
recognised immediately in the statement of profit or loss in 'Valuation results and net trading income'.
ING has the following derivative financial instruments used for net investment hedging:

Gross carrying value of derivatives used for net investment hedging
	Assets	Liabilities	Assets	Liabilities
in EUR million	2023	2023	2022	2022
As at 31 December
– FX forwards and Cross currency swaps	100	92	119	83
The derivatives used for net investment hedge accounting are included in the statement of financial position line-item ‘Financial assets at fair value through profit or loss – Non-trading derivatives’ EUR 100 million
(2022: EUR 119 million) respectively ‘Financial liabilities at fair value through profit or loss – Non trading derivatives’ EUR 92 million (2022: EUR 83 million).
For ING’s main currencies the average exchange rates used in net investment hedge accounting for 2023 are EUR/USD 1.08 (2022: 1.06), EUR/PLN 4.54 (2022: 4.68), EUR/AUD 1.63 (2022: 1.52) and EUR/THB 37.65
(2022: 36.87).
The following table shows the notional amount of derivatives designated in net investment hedging split into the maturity of the instruments:

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -318

Maturity derivatives designated in net investment hedging
in EUR million
As at 31 December 2023	Less than 1 month	1 to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
– FX forwards and cross currency swaps	-6,009	-4,576	-87						-10,672
As at 31 December 2022
– FX forwards and Cross currency swaps	-6,164	-2,638	-97						-8,899
The effect of the net investment hedge accounting in the statement of profit or loss and other comprehensive income is as follows:

Net investment hedge accounting – Impact on statement of profit or loss and other comprehensive income in EUR million
As at 31 December 2023	Change in value of hedged item used for calculating hedge ineffectiveness for the period	Carrying amount net investment hedge reserve at the end of the reporting period[1]	Hedged item affected statement of profit or loss	Change in value of hedging instrument recognised in OCI	Hedge ineffectiveness recognised in the statement of profit or loss, gain(+) / Loss(-)
Investment in foreign operations	-183	123		183
Discontinued hedges		263
As at 31 December 2022
Investment in foreign operations		-33
Discontinued hedges		304	-1
1The carrying amount is the gross amount, excluding tax adjustments.
37  Assets by contractual maturity
Amounts presented in these tables by contractual maturity are the amounts as presented in the statement of financial position and are discounted cash flows. Reference is made to ‘Risk Management – Funding and liquidity risk’.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -319

Assets by contractual maturity
in EUR million
2023	Less than 1 month [1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	90,214						90,214
Loans and advances to banks	11,985	1,021	1,744	1,527	431		16,709
Financial assets at fair value through profit or loss
– Trading assets	17,000	7,363	11,448	13,216	11,201		60,229
– Non-trading derivatives	138	80	297	613	900		2,028
– Mandatorily at fair value through profit or loss	32,835	12,040	5,303	3,587	1,040	179	54,983
– Designated as at fair value through profit or loss	550	200	792	2,092	2,141		5,775
Financial assets at fair value through other comprehensive income
– Equity securities						1,885	1,885
– Debt securities	579	232	2,021	13,686	21,763		38,281
– Loans and advances		3	41	619	287		951
Securities at amortised cost	2,220	1,142	6,667	22,540	15,744		48,313
Loans and advances to customers	49,633	21,298	57,516	211,349	307,517		647,313
Other assets [2]	5,658	257	1,088	951	1,020	4,645	13,618
Total assets	210,812	43,636	86,917	270,181	362,045	6,709	980,299
2022
Cash and balances with central banks	87,614						87,614
Loans and advances to banks	28,734	1,633	2,331	2,190	216		35,104
Financial assets at fair value through profit or loss
– Trading assets	15,520	5,399	9,991	13,062	12,900		56,870
– Non-trading derivatives	623	95	592	1,555	1,027		3,893
– Mandatorily at fair value through profit or loss	29,153	10,504	3,753	2,329	901	203	46,844
– Designated as at fair value through profit or loss	287	158	185	2,497	3,031		6,159
Financial assets at fair value through other comprehensive income
– Equity securities						1,887	1,887
– Debt securities	167	420	2,458	12,587	13,463		29,095
– Loans and advances	3	1	7	226	407		643
Securities at amortised cost	1,810	1,719	4,566	24,689	15,376		48,160
Loans and advances to customers	54,431	23,554	54,056	206,662	306,190		644,893
Other assets [2]	7,155	272	1,162	1,065	1,418	4,600	15,671
Total assets	225,499	43,754	79,101	266,861	354,928	6,690	976,834
1 Includes assets on demand.
2 Includes assets such as current and deferred tax assets as presented in the consolidated statement of the financial position. Additionally, assets are included in that position where maturities are not applicable such as property and equipment and investments in associates and joint ventures. Due to their nature non-financial assets consist mainly of assets expected to be recovered after more than 12 months.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -320
38  Liabilities and off-balance sheet commitments by maturity
The tables below include all liabilities and off-balance sheet commitments by maturity based on contractual, undiscounted cash flows. These balances are included in the maturity analysis as follows:
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
ING Group Annual Report 2023 on Form 20-FF -321

Liabilities and off-balance sheet commitments by maturity
in EUR million
2023	Less than 1 month [1]	1–3 months	3–12 months	1–5 years	Over 5 years	Maturity not applicable	Adjustment [2]	Total
Deposits from banks	9,294	7,800	2,074	1,898	2,002		189	23,257
Customer deposits	583,335	19,510	40,976	3,585	1,931		939	650,276
Financial liabilities at fair value through profit or loss
– Other trading liabilities	10,981	697	545	1,003	897		-36	14,087
– Trading derivatives	2,292	2,243	5,148	10,204	7,110		-3,865	23,132
– Non-trading derivatives	505	96	139	1,002	355		-78	2,019
– Designated at fair value through profit or loss	29,856	12,754	5,442	3,834	3,546	25	-57	55,400
Debt securities in issue	3,442	10,801	34,882	47,134	31,196		-2,786	124,670
Subordinated loans					9,104	6,988	-691	15,401
Lease liabilities	17	45	175	627	359		-61	1,162
Financial liabilities	639,722	53,946	89,381	69,286	56,500	7,014	-6,446	909,403

Other liabilities [3]	9,739	619	2,829	1,662	420			15,268

Total liabilities	649,462	54,565	92,209	70,948	56,920	7,014	-6,446	924,671

Coupon interest due on financial liabilities	1,047	1,653	6,014	10,007	5,030	402		24,153

Contingent liabilities in respect of
– Discounted bills	2							2
– Guarantees	27,340			4	550			27,894
– Irrevocable letters of credit	14,925							14,925
Guarantees issued by ING Groep N.V.	197							197
Irrevocable facilities	166,361	12	63	314	60			166,810
	208,825	12	63	318	610			209,828
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
ING Group Annual Report 2023 on Form 20-FF -322

Liabilities and off-balance sheet commitments by maturity
in EUR million
2022	Less than 1 month [1]	1–3 month	3–12 months	1–5 years	Over 5 years	Maturity not applicable	Adjustment [2]	Total
Deposits from banks	10,053	2,238	33,268	9,878	1,794		-598	56,632
Customer deposits	605,154	16,127	15,045	2,729	1,872		-128	640,799
Financial liabilities at fair value through profit or loss
– Other trading liabilities	5,778	875	304	771	575		-83	8,219
– Trading derivatives	2,100	2,319	4,942	9,330	3,609		8,570	30,869
– Non-trading derivatives	345	288	216	1,204	470		525	3,048
– Designated at fair value through profit or loss	31,505	11,472	1,626	3,177	3,701	22	-620	50,883
Debt securities in issue	2,049	11,227	23,187	30,769	34,335		-5,648	95,918
Subordinated loans			760		9,936	6,307	-1,218	15,786
Lease liabilities	19	43	170	593	377		-28	1,174
Financial liabilities	657,001	44,588	79,518	58,451	56,669	6,329	771	903,328

Other liabilities [3]	9,913	683	2,466	3,033	406			16,502

Total liabilities	666,914	45,271	81,984	61,485	57,075	6,329	771	919,829

Coupon interest due on financial liabilities	430	714	3,132	6,346	3,208	347		14,175

Contingent liabilities in respect of
– Discounted bills
– Guarantees	28,304			4	550			28,859
– Irrevocable letters of credit	15,660	19	3					15,682
– other					3			3
Guarantees issued by ING Groep N.V.	336							336
Irrevocable facilities[4]	161,147		194	434	166			161,940
	205,447	19	197	438	719			206,820
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
ING Group Annual Report 2023 on Form 20-FF -323
39  Transfer of financial assets, assets pledged and received as collateral
Financial assets pledged as collateral
The financial assets pledged as collateral consist primarily of Loans and advances to customers pledged to secure Debt securities in issue, deposits from the Dutch Central Bank and other banks, as well as debt securities used in securities lending or sale and repurchase transactions. They serve to secure margin accounts and are used for other purposes required by law. Pledges are generally conducted under terms that are usual and customary for collateralised transactions including standard sale and repurchase agreements, securities lending and borrowing and derivatives margining. The financial assets pledged are as follows:

Financial assets pledged as collateral
in EUR million	2023	2022
Banks
– Cash and balances with central banks	322	364
– Loans and advances to banks	3,305	4,007
Financial assets at fair value through profit or loss	23,641	17,079
Financial assets at fair value through OCI	1,896	2,142
Securities at amortised cost	2,672	3,578
Loans and advances to customers	73,860	98,917
Other assets	357	596
	106,052	126,682
In 2023 the financial assets pledged as collateral reduced due to the partial repayment of ING's TLTRO III. In addition, in some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks. As at 31 December 2023, the minimum mandatory reserve deposits with various central banks amount to EUR
11,653 million (2022: EUR 11,108 million).
Financial assets received as collateral
The financial assets received as collateral that can be sold or repledged in absence of default by the owner of the collateral consists of securities obtained through reverse repurchase transactions and securities borrowing transactions.
These transactions are generally conducted under standard market terms for most repurchase transactions and the recipient of the collateral has unrestricted right to sell or repledge it, provided that the collateral (or equivalent collateral) is returned to the counterparty at term.

Financial assets received as collateral
in EUR million	2023	2022
Total received collateral available for sale or repledge at fair value
– equity securities	33,234	22,847
– debt securities	119,908	103,723

of which sold or repledged at fair value
– equity securities	20,526	18,613
– debt securities	86,448	66,636
Transfer of financial assets
The majority of ING's financial assets that have been transferred, but do not qualify for derecognition are debt and equity instruments used in securities lending or sale and repurchase transactions.

Transfer of financial assets not qualifying for derecognition
	Securities lending				Sale and repurchase
	Equity		Debt		Equity		Debt
in EUR million	2023	2022	2023	2022	2023	2022	2023	2022
Transferred assets at carrying amount
Financial assets at fair value through profit or loss	3,894	2,087			7,357	6,357	11,780	7,178
Financial assets at fair value through other comprehensive income			328	499			470	453
Loans and advances to customers							2,396	4,637
Securities at amortised cost			431	435			465	261

Associated liabilities at carrying amount[1]
Financial liabilities at fair value through profit or loss	n/a	n/a	n/a	n/a	11,010	6,245	9,467	8,932
1The table includes the associated liabilities which are reported after offsetting, compared to the gross positions of the encumbered assets.
The table above does not include assets transferred to consolidated securitisation entities as the related assets remain recognised in the consolidated statement of financial position. Transferred financial assets that are derecognised in their entirety are mentioned in Note 45 'Structured entities'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -324
40  Offsetting financial assets and liabilities
The following tables include information about rights to offset and the related arrangements. The amounts included consist of all recognised financial instruments that are presented net in the statement of financial position under the IFRS netting criteria (legal right to offset and intention to settle net or to realise the asset and settle the liability simultaneously) and amounts presented gross in the statement of financial position but subject to enforceable master netting arrangements or similar arrangements.
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
The net amounts resulting after set off are not intended to represent ING’s actual exposure to counterparty risk, as risk management employs a number of credit risk mitigation strategies in addition to netting and collateral arrangements. Reference is made in the Risk Management Credit risk’ section ‘Credit risk mitigation'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -325

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
in EUR million 2023		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount	Amounts not subject to enforceable netting arrangements	Statement of financial position total ¹
					Financial instruments	Cash and financial instruments received as collateral
Statement of financial position line item	Financial instrument
Loans and advances to banks [2]	Reverse repurchase, securities borrowing and similar agreements	1,840	-29	1,811		1,811		3,440	5,251
	Other
		1,840	-29	1,811		1,811		3,440	5,251
Financial assets at fair value through profit or loss
Trading and Non-trading	Reverse repurchase, securities borrowing and similar agreements	76,304	-34,738	41,566	235	41,063	268	22,091	63,657
	Derivatives [3]	105,928	-83,312	22,617	14,868	2,915	4,834	5,091	27,708
		182,232	-118,049	64,183	15,103	43,977	5,102	27,182	91,365
Loans and advances to customers [4]	Reverse repurchase, securities borrowing and similar agreements							499	499
	Cash pools	236,233	-234,617	1,616	41	1,217	358		1,616
		236,233	-234,617	1,616	41	1,217	358	499	2,115
Other items where offsetting is applied in the statement of financial position [5]		7,124	-6,428	695	21		675		695

Total financial assets		427,428	-359,124	68,305	15,165	47,005	6,135	31,121	99,425
1‘The statement of financial position total’ is the sum of ‘Net amounts of financial assets presented in the statement of financial position’ and ’Amounts not subject to enforceable master netting arrangements’.
2At 31 December 2023, the total amount of ‘Loans and advances to banks’ excluding repurchase agreements is EUR 11,458 million which is not subject to offsetting.
3Derivative assets and derivative liabilities include certain exchange traded future and option positions with the same underlying.
4At 31 December 2023, the total amount of ‘Loans and advances to customers’ excluding repurchase agreements is EUR 646,814 million of which the net cash pool position of EUR 1,616 million is subject to offsetting. Cash pools mainly relate to our subsidiary Bank Mendes Gans.
5Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in ‘Other Assets – Amounts to be settled’ for EUR 3,869 million in the statement of financial position of which EUR 695 million is subject to offsetting as at 31 December 2023.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -326

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
3At 31 December 2022, the total amount of ‘Loans and advances to customers’ excluding repurchase agreements is EUR 643,587 million of which the net cash pool position of EUR 1,404 million is subject to offsetting. Cash pools mainly relate to our subsidiary Bank Mendes Gans.
4Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in ‘Other Assets – Amounts to be settled’ for EUR 5,191 million in the statement of financial position of which EUR 851 million is subject to offsetting as at 31 December 2022.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -327

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
in EUR million 2023					Related amounts not offset in the statement of financial position			Amounts not subject to enforceable netting arrangements	Statement of financial position total ¹
		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash and financial instruments pledged as collateral	Net amount
Statement of financial position line item	Financial instrument
Deposits from banks [2]	Repurchase, securities lending and similar agreements	29	-29					2,064	2,064
	Other	290	-290
		319	-319					2,064	2,064
Customer deposits [4]	Repurchase, securities lending and similar agreements
	Cash pools	249,734	-234,617	15,116	13		15,103		15,116
		249,734	-234,617	15,116	13		15,103		15,116
Financial liabilities at fair value through profit or loss
Trading and Non-trading	Repurchase, securities lending and similar agreements	76,581	-34,738	41,844	235	41,653	-44	14,222	56,065
	Derivatives [3]	101,218	-82,677	18,541	14,881	3,455	204	6,607	25,148
		177,799	-117,415	60,384	15,117	45,108	160	20,829	81,213

Other items where offsetting is applied in the statement of financial position [5]		7,285	-6,773	512	35		477		512

Total financial liabilities		435,137	-359,124	76,013	15,165	45,108	15,740	22,892	98,905
1‘The statement of financial position total’ is the sum of ‘Net amounts of financial liabilities presented in the statement of financial position’ and ’Amounts not subject to enforceable master netting arrangements’.
2At 31 December 2023, the total amount of ‘Deposits from banks’ excluding repurchase agreements is EUR 21,193 million of which EUR 0 million is subject to offsetting.
3Derivative assets and derivative liabilities include certain exchange traded future and option positions with the same underlying.
4At 31 December 2023, the total amount of ‘Customers deposits’ excluding repurchase agreements is EUR 650,179 million of which the net cash pool position of EUR 15,116 million is subject to offsetting. Cash pools mainly relate to our subsidiary Bank Mendes Gans.
5Other items mainly include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in ‘Other Liabilities – Amounts to be settled’ for EUR 6,509 million in the statement of financial position of which EUR 512 million is subject to offsetting as at 31 December 2023.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -328

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
3At 31 December 2022, the total amount of ‘Customers deposits’ excluding repurchase agreements is EUR 640,740 million of which the net cash pool position of EUR 13,362 million is subject to offsetting. Cash pools mainly relate to our subsidiary Bank Mendes Gans.
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
ING Group Annual Report 2023 on Form 20-FF -329
41  Contingent liabilities and commitments
In the normal course of business, ING Group is party to activities where risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Contingent liabilities and commitments
in EUR million	2023	2022
Contingent liabilities in respect of
– Guarantees	27,894	28,859
– Irrevocable letters of credit	14,925	15,682
– Other		3
	42,821	44,544

Guarantees issued by ING Groep N.V.	197	336

Irrevocable facilities	166,810	161,940
	209,828	206,820
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
As at 31 December 2023, ING Groep N.V. guarantees various US dollar debentures (that mature between
2024 and 2036) which were issued by a subsidiary of Voya Financial Inc. In accordance with the
Shareholder’s agreement, the net exposure of ING Groep N.V. as at 31 December 2023 was nil, as the
outstanding principal amount of the US dollar debentures was fully covered with collateral of EUR 205 million(2022: EUR 344 million) pledged by Voya Financial Inc
In addition to the items included in contingent liabilities, ING Group has issued certain guarantees as participant in collective arrangements of national banking funds and as a participant in required collective guarantee schemes which apply in different countries.
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
ING uses Irrevocable Payment Commitments (IPCs) for a part of its contributions to the Single Resolution
Fund (SRF). ING Group has EUR 346 million of IPCs outstanding to the SRF as at 31 December 2023 (31
December 2022: EUR 283 million). Of these, EUR 63 million of IPCs were provided to the SRF during 2023
(2022: EUR 57 million). No IPCs were called by the SRF in 2023 (2022: nil). Cash collateral provided to the SRF is equal to the outstanding amount of IPCs.
ING also uses IPCs for a part of its contributions to the Deposit Guarantee Scheme in Germany. Contingent
liabilities for such outstanding IPCs amount to EUR 273 million as at 31 December 2023 (31 December 2022:
EUR 237 million). Of these, EUR 36 million of IPCs were provided to the DGS during 2023 (2022: EUR 31 million). No IPCs were called by the DGS in 2023 (2022: nil). ING posted government bonds as collateral for the total nominal amount of EUR 319 million as at 31 December 2023 (31 December 2022: EUR 259 million).
Furthermore we refer to Note 42 'Legal proceedings' for any contingent liabilities in respect of legal proceedings.
42  Legal proceedings
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
ING Group Annual Report 2023 on Form 20-FF -330
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
Litigation by investors: In February 2024, ING and certain (former) board members were served with a writ of summons for litigation in The Netherlands on behalf of investors who claim to have suffered financial losses in connection with ING's disclosures on historic shortcomings in its financial economic crime policies, related risk management and control systems, the investigation by and settlement with the Dutch authorities in 2018 and related risks for ING. We do not agree with the allegations and will defend ourselves against these and the claimed damages of around EUR 500 million. We follow IFRS rules for taking legal provisions and would disclose material amounts in that regard if and when applicable - which currently is not the case.
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
In January 2022, a Luxembourg investigating judge informed ING Luxembourg that he intends to instruct the relevant prosecutor to prepare a criminal indictment regarding alleged shortcomings in the AML process at ING Luxembourg. Although this matter still remains at an early procedural stage and it is currently not possible to determine how this matter will be resolved or the timing of any such resolution, ING does not expect a financial outcome of this matter to have a material effect.
ING's subsidiary Payvision is the subject of a criminal investigation by Dutch authorities regarding money laundering and various requirements of the Dutch act on Anti-Money Laundering and Counter Terrorist
Financing, focusing on the period from 1 January 2015 up to and including April 2020. Payvision is cooperating with such ongoing investigation. In October 2021, the phasing out of Payvision was announced.
The phasing out of activities and the transfer of customers to a new service provider were completed in
2022. At the request of Payvision, its license has been withdrawn. It is currently not feasible to determine how the ongoing investigation may be resolved or the timing of any such resolution, nor to estimate reliably the possible timing, scope or amounts of any resulting fines, penalties and/or other outcome.
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
Claims regarding accounts with predecessors of ING Bank Türkiye: ING Bank Türkiye has received numerous claims from (former) customers of legal predecessors of ING Bank Türkiye. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings Deposit Insurance Fund
(“SDIF”) prior to the acquisition of ING Bank Türkiye in 2007 from OYAK. Pursuant to the acquisition contract,
ING can claim compensation from SDIF if a court orders ING to pay amounts to the offshore account holders.
SDIF has made payments to ING pursuant to such compensation requests, but filed various lawsuits to receive those amounts back. These lawsuits are ongoing in favour of ING Bank Türkiye. In April 2022 the
Turkish Supreme Court decided that the prescription period for the offshore account holders’ compensation claims starts on the transfer date of the account holders to the offshore accounts. The exact impact of this decision on the ongoing cases is not clear yet. At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -331
Interest rate derivatives claims: In the past a uniform recovery framework for Dutch SME clients with interest rate derivatives was established by a committee of independent experts appointed by the Dutch
Ministry of Finance. In the context of this recovery framework most claims have been settled, however ING is still involved in several legal proceedings in the Netherlands with respect to interest rate derivatives that were sold to clients in connection with floating interest rate loans in order to hedge the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts and circumstances of each specific case, inter alia alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages, annulled the interest rate derivative or ordered repayment of certain amounts to the claimants.
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
Thus far, the courts have ruled in favour of ING in each case, ruling that ING was allowed to increase the interest surcharge based upon the essential obligations in the contract. In a relevant case the Dutch
Supreme Court ruled in favor of another Dutch bank, addressing the question whether or not a bank is allowed to increase interest surcharges unilaterally. The Supreme Court ruled affirmatively and referred the case to the Court of Appeal in The Hague. The Court of Appeal also ruled in favour of the Dutch bank in
October 2022 and this ruling has been confirmed by the Supreme Court in its ruling of 22 December 2023.
ING will continue to deal with all claims individually. In the last pending case against ING, the Court of Appeal dismissed all claims in its ruling of 9 January 2024. The time limit for lodging a cassation appeal at the
Supreme Court expires on 9 April 2024.
Mortgage expenses claims: ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated with the formalisation of mortgages. In most first instance court proceedings the expense clause of the relevant mortgage contract has been declared null and ING
Spain has been ordered to reimburse all or part of the applicable expenses. Since 2018, the Spanish Supreme
Court and the European Court of Justice have issued rulings setting out which party should bear notary, registration, agency, and stamp duty costs. In January 2021, the Spanish Supreme Court ruled that valuation costs of mortgages, signed prior to 16 June 2019, the date the new mortgage law entered into force, should be borne by the bank. Media attention for the statute of limitations applicable to the right to claim reimbursement of costs resulted in an increased number of claims at the beginning of 2021. In June
2021, the Supreme Court published a press release informing of its decision to ask the European Court of
Justice for a preliminary ruling regarding the criteria that should be applied to determine the date from which the action for claiming the reimbursement of mortgage expenses is considered to be expired. Two other preliminary rulings that were submitted by Catalunya courts also related to the limitation period. In
January 2024, the European Court of Justice ruled on one of the complaints filed by the Catalunya Provincial
Court. The European Court of Justice determined that the limitation period for the judicial claim for reimbursement of expenses cannot begin to run from a Supreme Court decision declaring the clause null and void, nor from the moment of the payment of the expenses. The European Court of Justice indicated
that it is up to national case-law to determine the criterion that should be applied for the calculation of the limitation period, so uncertainty remains until the Supreme Court unifies the case-law. Currently, ING is reviewing the strategy in order to address the latest developments.
ING Spain was also included, together with other Spanish banks, in three class actions filed by customer associations. In one of the class actions an agreement was reached with the association. In another class action ING filed an appeal asking the Spanish Court of Appeal to determine that the ruling of the court of first instance is only applicable to the consumers that were part of the case. The National Court has revoked the ruling and declared that the consumers will not be able to initiate an action for compensation based on the first instance ruling, as the claimant association intended. This last decision is not yet final, as it has been appealed in the Supreme Court. A provision has been established in the past and has been adjusted where appropriate.
Imtech claims: In the Netherlands, the trustees in the bankruptcy of Imtech N.V. (“Imtech”) claimed in
September 2018 from various financing parties, including ING, payment of what the security agent has collected following bankruptcy or intends to collect, repayment of all that was repaid to the financing parties, as well as compensation for the repayment of a bridge financing, provided by ING and another bank. This matter was settled by all Imtech financiers, including ING, and the Imtech trustees in October
2023.
In January 2018, ING Bank received a claim from Stichting ImtechClaim.nl and Imtech Shareholders Action
Group B.V. on behalf of certain (former) shareholders of Imtech. Furthermore, in March 2018, ING Bank received another claim on the same subject matter from the Dutch Association of Stockholders (Vereniging van Effectenbezitters, “VEB”). In June 2022, VEB reiterated and further substantiated its claim in a letter to
ING. Each of the claimants allege inter alia that shareholders were misled by the prospectus of the rights issues of Imtech in July 2013 and October 2014. ING Bank, being one of the underwriters of the rights issues, is held liable by the claimants for the damages that investors in Imtech would have suffered. ING Bank responded to the claimants denying any and all responsibility in relation to the allegations made in the relevant letters. ING (and the other underwriting banks) received a tolling letter (stuitingsbrief) from
Stichting Imtechclaim.nl, Imtech Shareholders Action Group B.V. and individual shareholders in December
2022, in connection with the allegations made in their original claim letter of January 2018. At this moment it is not possible to assess the outcome of these claims nor to provide an estimate of the (potential) effect of these claims.
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
ING Group Annual Report 2023 on Form 20-FF -332
verifiable. In December 2020, the Polish Financial Supervision Authority (PFSA) proposed that lenders offer borrowers voluntary out-of-court settlements on foreign-currency mortgage disputes, with mortgages indexed to Swiss franc serving as a reference point. In February 2021, ING Poland announced its support for this initiative and in October 2021 began offering the settlements to the borrowers following the PFSA’s proposal. The Polish Supreme Court was expected to provide further clarity on this topic in a ruling scheduled for November 2021, however the court’s session on this matter was postponed and the date of the next session has not yet been announced. In October 2022, a hearing of the European Court of Justice
("CJEU") was held inter alia on the question whether, after cancellation of a contract regarding a Swiss franc loan by a court, banks may still charge interests for the amount borrowed under such loan prior to cancellation.
On 15 June 2023, the CJEU issued a ruling. It ruled that under EU law when a loan agreement indexed to the
Swiss franc is declared null and void, banks cannot claim any remuneration (i.e. interest) for the duration the principal amount was available to the customer. The customer, however, may assert claims against banks in addition to reimbursement of interest and instalments previously paid to the bank. ING has recorded a portfolio provision.
Certain Consumer Credit Products: In October 2021, ING announced that it would offer compensation to its
Dutch retail customers in connection with certain revolving consumer loans with variable interest rates that allegedly did not sufficiently follow market rates. This announcement was made in response to several rulings by the Dutch Institute for Financial Disputes (Kifid) regarding similar products at other banks. ING has recognized a provision of EUR 180 million in 2021 for compensation and costs in connection with this matter. On 22 December 2021, ING announced that it reached an agreement with the Dutch Consumers’
Association (Consumentenbond) on the compensation methodology for revolving credits. Based on a Kifid ruling regarding similar products, ING has amended its previously announced compensation scheme by also compensating interest on interest. In the third quarter of 2022, ING increased its provision for this matter by
EUR 75 million. In the fourth quarter of 2022, ING and the Dutch Consumers’ Association reached an agreement on the compensation of customers who have had an overdraft facility or a revolving credit card with a variable interest rate. ING has started compensating such customers in line with Kifid rulings about revolving credits including ‘interest-on-interest’-effect in these cases. The compensation process is taking more time than expected. Timelines for compensation vary depending on customer and product segmentation and are dependent on the availability of data.
Climate litigation: In January 2024, Friends of the Earth Netherlands (Milieudefensie) announced that it holds ING liable for alleged contribution to climate change and threatens to initiate legal proceedings against ING. If necessary, we will defend our science-based climate approach in court.
43  Consolidated companies and businesses acquired and divested
Acquisitions and divestments
There were no significant acquisitions in 2023, 2022 or 2021, and there was no significant divestment in
2023.
Divestments 2022
ING announced at 13 December 2022 that it has sold their interest (80%) in Intersoftware Holding BV to the
Sky Group/ DIAS and realised a transaction result of EUR 11.0 million which consists of a profit of EUR 7.0 on sale of InterSoftware Holding BV and the release of the redemption liability of EUR 3.0 million.
Divestments 2021
In  2021 ING decided to discontinue the Czech Retail Banking activities entailing the closure of retail customer accounts /mutual funds and the sale of assets comprising the related government bond portfolio.
The discontinuation of the Czech retail Banking activities in 2021 resulted in EUR 2.5 billion saving accounts being transferred to Raiffeisenbank and the government bond portfolio with a carrying amount of EUR 0.5 billion being sold.
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
agreement to offer attractive services to retail customers of ING in France. The exit was finalized end of

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -333
2022. ING’s departure from the France retail banking market resulted in transferring EUR 9.7 billion saving accounts to Boursorama. ING will continue its Wholesale Banking activities in France, with a focus on strengthening its position and the ambition to be the go-to bank for sustainable finance.
44  Principal subsidiaries, investments in associates and joint ventures
For the majority of ING’s principal subsidiaries, ING Groep N.V. has control because it either directly or indirectly owns more than half of the voting power. For subsidiaries in which the interest held is below 50%, control exists based on the combination of ING’s financial interest and its rights from other contractual arrangements which result in control over the operating and financial policies of the entity.
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
			2023	2022
Subsidiary	Statutory place of Incorporation	Country of operation
ING Bank N.V.	Amsterdam	the Netherlands	100%	100%
Bank Mendes Gans N.V.	Amsterdam	the Netherlands	100%	100%
ING Belgium S.A./N.V.	Brussels	Belgium	100%	100%
ING Luxembourg S.A.	Luxembourg City	Luxembourg	100%	100%
ING-DiBa AG	Frankfurt am Main	Germany	100%	100%
ING Bank Slaski S.A.[1]	Katowice	Poland	75%	75%
ING Financial Holdings Corporation	Delaware	United States of America	100%	100%
ING Bank A.S.	Istanbul	Türkiye	100%	100%
ING Bank (Australia) Ltd	Sydney	Australia	100%	100%
ING Commercial Finance B.V.	Amsterdam	the Netherlands	100%	100%
ING Groenbank N.V.	Amsterdam	the Netherlands	100%	100%
Investments in associates and joint ventures
TMBThanachart Bank Public Company Ltd[2]	Bangkok	Thailand	23%	23%
1The shares of the non-controlling interest stake of 25% are listed on the Warsaw Stock Exchange, for summarised financial information we refer to Note 31 'Information on geographical areas'.
2Reference is made to Note 8 'Investment in associates and joint ventures'.
45  Structured entities
ING Group’s activities involve transactions with various structured entities (SE) in the normal course of its business. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. ING Group’s involvement in these entities varies and includes both debt financing and equity financing of these entities as well as other relationships. Based on its accounting policies, ING establishes whether these involvements result in no significant influence, significant influence, joint control or control over the structured entity.
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
ING Group Annual Report 2023 on Form 20-FF -334
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
The structured entity issues securitisation notes in two or more tranches, of which the senior tranche obtains a high rating (AAA or AA) by a rating agency. The retained tranche can subsequently be used by ING
Group as collateral in the money market for secured borrowings.
ING Group originated various securitisations, as at 31 December 2023, these consisted of approximately EUR
67 billion (2022: EUR 65 billion) of senior and subordinated notes, of which approximately EUR 2 billion
(2022: EUR 1 billion) were issued externally. The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Group’s Consolidated statement of financial position and profit or loss.
In 2023, there are no non-controlling interests as part of the securitisation structured entities that are significant to ING Group. ING Group for the majority of the securitisation vehicles provides the funding for the entity except for EUR 2 billion (2022: EUR 1 billion).
In addition ING Group originated various securitisations for liquidity management optimisation purposes which consist of senior secured portfolio loans issued to ING subsidiaries in Germany. The underlying exposures were senior loans to large corporations and financial institutions, and real estate finance loans, mainly in the Netherlands. As at 31 December 2023, all securitized loans are redeemed (2022: EUR 444 million).
2. Consolidated ING originated covered bond programme (CBC)
ING Group has entered into a covered bond programme. Under the covered bond programme ING issues bonds. The payment of interest and principal is guaranteed by the ING administered structured entities, ING
Covered Bond Company B.V., and ING SB Covered Bond Company B.V. In order for these entities to fulfil their guarantee, ING legally transfers mainly Dutch mortgage loans originated by ING. Furthermore, ING offers protection against deterioration of the mortgage loans. The entities are consolidated by ING Group.

Covered bond programme
	Fair value pledged mortgage loans
in EUR million	2023	2022
Dutch Covered Bond Companies	27,148	21,379
	27,148	21,379
In addition, subsidiaries of ING in Germany, Belgium, Poland and Australia also issued covered bonds with pledged mortgages loans of approximately EUR 29,950 million (2022: EUR 24,880 million) in total.
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
ING Group supports the commercial paper programmes by providing Mont Blanc Capital Corp. with short-
term liquidity facilities. Once drawn these facilities bear normal credit risk.
The liquidity facilities, provided to Mont Blanc are EUR 2,268 million (2022: EUR 2,446 million). The drawn liquidity amount is nil as at 31 December 2023 (2022: nil).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -335
The standby liquidity facilities are reported under irrevocable facilities. All facilities, which vary in risk profile, are granted to the Mont Blanc Capital Corp. subject to normal ING Group credit and liquidity risk analysis procedures. The fees received for services provided and for facilities are charged subject to market conditions.
4. Unconsolidated Securitisation programme
In 2013 ING transferred financial assets (mortgage loans) for an amount of approximately EUR 2 billion to a special purpose vehicle (SPV). The transaction resulted in full derecognition of the financial assets from ING’s statement of financial position. Following this transfer ING continues to have two types of on-going involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap, which is recognized as a non-trading derivative and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that significantly impact the transaction.
The fair value of the swap held by ING at 31 December 2023 amounted to EUR -26 million(2022: EUR
-40 million); fair value changes on this swap recognised in the statement of profit or loss in 2023 were EUR
14 million (2022: EUR -6 million). Service fee income recognised, for the role as administrative agent, in the statement of profit or loss in 2023 amounted to EUR 1 million (2022: EUR 1 million). The cumulative income recognised in profit or loss since derecognition amounts to EUR 19 million (2022: EUR 18 million).
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
46  Related parties
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
For post-employment benefit plans, reference is made to Note 33 'Pensions and other post-employment benefits' Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. All transactions with related parties took place at conditions customary in the market. There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.
Associates and joint ventures

Transactions with ING Group’s main associates and joint ventures
	Associates		Joint ventures
in EUR million	2023	2022	2023	2022
Assets	121	121	0	0
Liabilities	424	309	1	1
Off-balance sheet commitments	20	28	0	0

Income received	10	12	0	0
Expenses paid	3	0	0	0
Assets, liabilities, commitments, and income related to Associates and joint ventures result from transactions which are executed as part of the normal Banking business. Dividends received by associates and joint ventures are included in Note 8 'Investment in associates and joint ventures'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -336
Key management personnel compensation
The Executive Board of ING Groep N.V., the Management Board Banking and the Supervisory Board are
considered Key Management personnel of ING Group. In 2023 and 2022, the three members of the
Executive Board of ING Groep N.V. were also members of the Management Board Banking.
Transactions with key management personnel, including their compensation are included in the tables below.

Key management personnel compensation (Executive Board and Management Board Banking)
2023 in EUR thousands	Executive Board of ING Groep N.V.	Management Board Banking [1]	Total
Fixed Compensation
– Base salary	4,220	4,200	8,420
– Collective fixed allowances [2]	1,002	887	1,889
– Pension costs	78	107	185
– Severance benefits		734	734
Variable compensation
– Upfront cash		598	598
– Upfront shares	293	598	891
– Deferred cash		897	897
– Deferred shares	439	897	1,336
– Other emoluments [3]	344	487	832
Total compensation	6,376	9,405	15,782
1Excluding members of the Management Board Banking that are also members of the Executive Board of ING Groep N.V.
2The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands;  an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of
EUR 128,810.
3This includes expatriate allowances (such as housing, school/tuition fees and international health insurances, if applicable); banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands); tax and financial planning services to ensure compliance with the relevant legislative requirements; reimbursement of costs under the Directors & Officers indemnity provided by ING; the use of a company car or driver service.

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
recognised in Staff expenses in 2023 relating to the fixed expenses of 2023 and the vesting of variable remuneration of earlier performance years, is EUR 14 million in 2023 (2022: EUR 14 million).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -337
The table below shows the total of fixed remuneration, expense allowances and attendance fees for the
Supervisory Board in 2023 and 2022.

Key management personnel compensation (Supervisory Board)
in EUR thousands	2023	2022
Total compensation	1,152	1,048
Loans and advance to key management personnel
As at 31 December 2023 Loans and advances outstanding to key management personnel amounted to EUR
1.7 million (2022: EUR 2.7 million) and loan commitments to key management personnel amounted to EUR
138 thousand (2022: EUR 203 thousand). Total interest received in 2023 on these loans and advances amounted to EUR 30 thousand (2022: EUR 62 thousand).
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
Deposits outstanding to key management personnel
As at 31 December 2023 Deposits outstanding from key management personnel amounted to EUR 13.9 million (2022: EUR 11.5 million). Total interest paid in 2023 on these deposits amounted to EUR
197 thousand (2022: EUR 36 thousand).
ING shares held by key management personnel

Number of ING Groep N.V. shares to key management personnel
	ING Groep N.V. shares
in numbers	2023	2022
Executive Board members	128,241	108,217
Management Board Banking	262,507	294,574
Supervisory Board members	5,295	5,295
Total number of shares	396,043	408,086
47  Capital management
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
Capital developments
ING’s capital position remained strong despite the challenging geopolitical environment. At both the consolidated and entity level, ING has sufficient buffers to withstand various stressed scenarios.
ING’s CET1 target level of around 12.50% is well above the prevailing Maximum Distributable Amount (MDA)
level of 10.98%, implying a management buffer of about 150 basis points.
ING Group’s capital ratios at the end of the year increased compared to 2022 primarily due to higher net profit after dividend reserving, coupled with lower risk-weighted assets. Besides the regular 50% dividend distribution, ING distributed an additional EUR 1.5 billion and EUR 2.5 billion as next steps to converge the

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -338
CET1 ratio towards ING’s CET1 target by 2025. Risk-weighted assets were mainly impacted by volume reduction in Russia-related exposure, currency movements, improvement in book quality and model impacts.
ING Groep N.V. has a CET1 ratio of 14.7% at 31 December 2023 versus an overall SREP requirement
(including buffer requirements) of 10.98%. The Group’s Tier 1 ratio increased to 16.9%. The Total capital ratio increased from 19.4% to 19.8% compared to last year.

ING Group capital position according to CRR II / CRD V
in EUR million	2023	2022
Shareholders’ equity [1]	51,240	49,909
Interim profits not included in CET1 capital [2]	-2,504	-1,411
- Other adjustments	-1,880	-537
Regulatory adjustments	-4,384	-1,948
Available common equity Tier 1 capital	46,856	47,961

Additional Tier 1 securities [3]	6,983	6,295
Regulatory adjustments additional Tier [1]	59	60
Available Tier 1 capital	53,898	54,316

Supplementary capital Tier 2 bonds [4]	9,115	10,046
Regulatory adjustments Tier 2	40	-32
Available Total capital	63,052	64,330

Risk weighted assets	319,169	331,520

Common equity Tier 1 ratio	14.68%	14.47%
Tier 1 ratio	16.89%	16.38%
Total capital ratio	19.76%	19.40%
1Shareholders' equity is determined in accordance with IFRS-EU.
2All T2 securities are CRR/CRD V-compliant for 2023.
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
For 2023, the resilient net profit amounts to EUR 7,520 million (IFRS-EU net result: 7,287 million), of which
EUR 3,760 million was reserved for distribution outside of CET1 capital reflecting ING’s distribution policy of a
50% pay-out ratio. Resilient net profit includes a positive adjustment to the net profit of EUR 234 million related to hyperinflation accounting according to IAS 29 in the consolidation of our subsidiary in Türkiye and the impairment of the goodwill allocated to Türkiye.
Following ING’s distribution policy of a 50% pay-out ratio on resilient net profit:
•A final dividend over 2022 of EUR 0.389 per share was paid was paid in May 2023.
•An interim dividend over 2023 of EUR 0.350 per share was paid on 14 August 2023.
•The Board has proposed to pay a final cash dividend over 2023 of EUR 0.756 per share. This is subject to the approval by shareholders at the Annual General Meeting in April 2024.
In addition to this, ING announced an additional EUR 1.5 billion and EUR 2.5 billion distribution in 2023:
•An additional distribution of EUR 1.5 billion, by means of a share buyback programme, was announced on 11 May 2023. Between 11 May 2023 and 13 October 2023, 121.3 million of ordinary shares have been repurchased with a total consideration of EUR 1,566 million.
•An additional distribution of EUR 2.5 billion, by means of a share buyback programme, was announced on 2 November 2023. Between 3 November 2023 and 5 February 2024, 194.8 million of ordinary shares have been repurchased with a total consideration of EUR 2,508 million.
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
ING Group Annual Report 2023 on Form 20-FF -339
Adverse planning and stress testing, which reflect the outcome of the annual risk assessment, are integral components of ING’s risk and capital management framework. It allows to (i) identify and assess potential vulnerabilities in ING’s businesses, business model, portfolios or operating environment; (ii) understand the sensitivities of the core assumptions used in ING’s strategic and capital plan; and (iii) improve decision-
making and business steering through balancing risk and return following a forward looking and prudent management approach.
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
The overall SREP CET1 requirement (including buffer requirements) for ING Group at a consolidated level increased during 2023 due to changes in the Countercyclical Buffer and was 10.98% at the end of December
2023. This requirement is the sum of a 4.5% Pillar I requirement, a 0.98% Pillar II requirement, a 2.5%
Capital Conservation Buffer (CCB), a 0.50% Countercyclical Buffer (CCyB) and a 2.5% O-SII (Other
Systemically Important Institutions) buffer that is set separately for Dutch systemic banks by the Dutch
Central Bank (De Nederlandsche Bank). This requirement excludes the Pillar II guidance, which is not disclosed.
The Maximum Distributable Amount (MDA) trigger level stood at 10.98% in 4Q2023 for CET1, 12.81% for Tier
1 Capital and 15.25% for Total Capital. These MDA levels are in line with the application of Art.104a in CRD V, which allows ING to partly fulfill the total Pillar II requirement (1.75%) with Additional Tier 1 and Tier 2 capital. As per 1 January 2024, the Pillar II requirement is 1.65%. As per 1 January 2023 a MDA requirement on the leverage ratio of 3.5% applies to ING Group. In the event that ING Group breaches an MDA level, ING may face restrictions on dividend payments, coupons on AT1 securities and payment of variable remuneration.
Ratings
ING’s credit ratings and outlook are shown in the table below. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating agency.

Main credit ratings of ING at 31 December 2023
	S&P	Moody’s	Fitch
ING Groep N.V.
Issuer rating
Long-term	A-	n/a	A+
Short-term	A-2	n/a	F1
Outlook	Stable	Stable 1)	Stable
Senior unsecured rating	A-	Baa1	A+
1 Outlook refers to the senior unsecured rating.
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
ING Group Annual Report 2023 on Form 20-FF -340
48 Condensed financial information of the parent company
Parent company condensed statement of financial position
as at 31 December before appropriation of result

in EUR million	2023	2022		2023	2022
Assets			Equity
Investments in group companies	43,687	49,192	Share capital	35	37
Fixed assets	43,687	49,192	Share premium	17,116	17,116
			Legal and statutory reserves	-773	-986
Receivables from group companies [1]	70,524	65,704	Other reserves	35,761	29,002
Other assets	11	16	Unappropriated result	2,544	11,331
Current assets	70,535	65,720	Total equity	54,684	56,500

			Liabilities
			Subordinated loans	16,330	16,441
			Debenture loans	42,569	41,609
			Other non-current liabilities	0	0
			Non-current liabilities	58,899	58,051

			Amounts owed to group companies	56	56
			Other liabilities	584	305
			Current liabilities	639	360

Total assets	114,222	114,912	Total equity and liabilities	114,222	114,912
1 Receivables from Group companies include EUR 16,330 million subordinated loans provided by ING Groep N.V. to ING Bank N.V. (2022: EUR 16,441 million).

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -341
Parent company condensed statement of profit or loss
for the years ended 31 December

in EUR million	2023	2022	2021
Staff expenses	0	0	3
Other expenses	7	9	5
Total expenses	7	8	8

Interest and other financial income	2,003	1,466	1,148
Valuation results	0	-1	0
Interest and other financial expenses	-1,828	-1,450	-1,143
Net interest and other financial income	174	15	5

Result before tax	167	7	-3
Taxation	43	2	0
Result after tax	124	5	-3
Result from (disposal of) group companies and participating interests after taxation	4,016	12,121	5,954
Net result	4,140	12,126	5,951

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -342
Parent company condensed statement of changes in equity

in EUR million	Share capital	Share premium	Legal and statutory reserves	Other reserves	Unappropriated results	Total
Balance as at 31 December 2022	37	17,116	-986	29,002	11,331	56,500

Realised and unrealised revaluations of equity securities			-34	-1		-35
Unrealised revaluations debt instruments and other revaluations			53			53
Realised gains/losses transferred to the statement of profit or loss			9			9
Changes in cash flow hedge reserve			997			997
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss			-39			-39
Realised and unrealised revaluations property in own use			2	8		10
Remeasurement of the net defined benefit asset/liability			-85			-85
Exchange rate differences and other			-132			-132
Total amount recognised directly in equity			770	7		776
Net result			336		3,804	4,140
Total comprehensive income net of tax			1,106	7	3,804	4,916

Transfer from Unappropriated result				9,923	-9,923
Dividends and other distributions					-2,668	-2,668
Share buyback	-2			-3,998		-4,000
Changes in treasury shares				-8		-8
Employee share plans				-7		-7
Changes in the composition of the group and other changes			-892	842		-50
Balance as at 31 December 2023	35	17,116	-773	35,761	2,544	54,684

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -343
Parent company condensed statement of changes in equity - continued

in EUR million	Share capital	Share premium	Legal and statutory reserves	Other reserves	Unappropriated results	Total
Balance as at 31 December 2021	39	17,105	1,073	28,909	4,940	52,066

Realised and unrealised revaluations of equity securities			-95	-23		-118
Unrealised revaluations debt instruments and other revaluations			-413			-413
Realised gains/losses transferred to the statement of profit or loss			-24			-24
Changes in cash flow hedge reserve			-2,901			-2,901
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss			150	15		165
Realised and unrealised revaluations property in own use			-32	26		-5
Remeasurement of the net defined benefit asset/liability			-19			-19
Exchange rate differences and other			1,115	-26		1,088
Total amount recognised directly in equity			-2,220	-8		-2,228
Net result			161		11,965	12,126
Total comprehensive income net of tax			-2,059	-8	11,965	9,898

Transfer from Unappropriated result				4,940	-4,940
Dividends and other cash distributions				-2,715	-634	-3,349
Share buyback programme	-2			-1,580		-1,582
Changes in treasury shares				4		4
Employee share plans		12		15		27
Changes in the composition of the group and other changes				-564		-564
Balance as at 31 December 2022	37	17,116	-986	29,002	11,331	56,500

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -344
Parent company condensed statement of changes in equity - continued

in EUR million	Share capital	Share premium	Legal and statutory reserves	Other reserves	Unappropriated results	Total
Balance as at 31 December 2020	39	17,089	2,347	29,988	2,156	51,619

Realised and unrealised revaluations of equity securities			101	-6		94
Unrealised revaluations debt instruments and other revaluations			-173			-173
Realised gains/losses transferred to the statement of profit or loss			-40			-40
Changes in cash flow hedge reserve			-1,603			-1,603
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss			37			37
Realised and unrealised revaluations property in own use			-13	11		-2
Remeasurement of the net defined benefit asset/liability			95			95
Exchange rate differences and other			132	18		150
Total amount recognised directly in equity			-1,465	23		-1,442
Net result			191		5,760	5,951
Total comprehensive income net of tax			-1,274	23	5,760	4,509

Transfer from Unappropriated result				2,156	-2,156
Dividends and other cash distributions				-1,522	-820	-2,342
Share buyback programme				-1,744		-1,744
Changes in treasury shares				-4		-4
Employee share plans		16		12		29
Balance as at 31 December 2021	39	17,105	1,073	28,909	4,940	52,066

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -345
Parent company condensed statement of cash flows
for the years ended 31 December

in EUR million		2023	2022	2021		2023	2022	2021
Cash flows from operating activities					Cash flows from financing activities
Result before tax		167	7	-3	Proceeds from debt securities	6,012	11,176	7,912
Adjusted for:	– non-cash items in Result before tax	221	213	65	Repayments of debt securities	-4,591	-4,302
Taxation paid		0	16	0	Proceeds from issuance of subordinated loans	2,240	993	3,182
Changes in:	– Net change in Loans and advances to/from banks, not available/payable on demand	-6,485	-8,191	-9,298	Repayments of subordinated loans	-2,132	-1,090	-994
	– Other	19	-84	-86	Purchase of treasury shares (share buyback programme)	-3,524	-1,721	-1,604
Net cash flow from/(used in) operating activities		-6,079	-8,040	-9,323	Dividends paid	-2,964	-3,052	-2,342
					Other financing			1
Cash flows from investing activities					Net cash flow from/(used in) financing activities	-4,959	2,004	6,154
Disposals and redemptions:	– dividends received from group companies	10,269	6,277	3,125
	– securities at amortised cost	1,000			Net cash flow	231	241	-44
Net cash flow from/(used in) investing activities		11,269	6,277	3,125
					Cash and cash equivalents at beginning of year	383	142	186
					Effect of exchange rate changes on cash and cash equivalents	0	0	-1
					Cash and cash equivalents at end of year	614	383	142

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -346
Five-year schedule of maturities of subordinated and debenture loans

	Subordinated loans		Debenture loans
in EUR million	2023	2022	2023	2022
Less than 1 year			1,474	4,639
1 to 2 years			3,250	1,570
2 to 3 years			7,616	3,250
3 to 4 years			7,049	7,716
4 to 5 years			7,306	5,563
Longer than 5 years	9,317	10,113	15,875	18,872
Maturity not applicable	7,014	6,329
	16,330	16,441	42,569	41,609
As at 31 December 2023 ING Groep N.V. has issued USD 7,750 million (2022: USD 6,750 million) Perpetual
Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions to such a conversion are fulfilled. As a result of this conversion, the issued share capital can increase by up to 864 million (2022: 750 million) ordinary shares. Reference is made to the ING Group Consolidated financial statements, Note 18
'Subordinated loans' and Note 19 'Equity'.
The number of debentures held by Group companies as at 31 December 2023 is nil (2022: nil).
49  Subsequent events
There are no subsequent events to report other than those already disclosed in Note 42 'Legal proceedings'
and Note 47 'Capital management'.

Contents	Part I	Part II	Part III	Additional information	Financial statements
ING Group Annual Report 2023 on Form 20-FF -347