Form 20-F
period 2025-12-31
ING GROEP NV
filed 2026-02-26
CIK 1039765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM  20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended  31 December 2025
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
Erwin Olijslager
Telephone: + 31 20 564 7705
E-mail: Erwin.Olijslager@ing.com
Bijlmerdreef 106
1102 CT Amsterdam
The Netherlands
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbols	Name of each exchange on which registered
American Depositary Shares	ING	New York Stock Exchange
Ordinary shares		New York Stock Exchange(i)
3.950% Fixed Rate Senior Notes due 2027	ING27	New York Stock Exchange
4.550% Fixed Rate Senior Notes due 2028	ING28	New York Stock Exchange
4.050% Fixed Rate Senior Notes due 2029	ING29	New York Stock Exchange
1.726% Callable Fixed-to-Floating Rate Senior Notes due 2027	ING27A	New York Stock Exchange
2.727% Callable Fixed-to-Floating Rate Senior Notes due 2032	ING32	New York Stock Exchange
Callable Floating Rate Senior Notes due 2027	ING27B	New York Stock Exchange
4.017% Callable Fixed-to-Floating Rate Senior Notes due 2028	ING28A	New York Stock Exchange
4.252% Callable Fixed-to-Floating Rate Senior Notes due 2033	ING33	New York Stock Exchange
6.083% Callable Fixed-to-Floating Rate Senior Notes due 2027	ING27C	New York Stock Exchange
$500,000,000 Callable Floating Rate Senior Notes due 2027	ING27D	New York Stock Exchange
$1,250,000,000 6.114% Callable Fixed-to-Floating Rate Senior Notes due 2034	ING34	New York Stock Exchange
5.335% Callable Fixed-to-Floating Rate Senior Notes due 2030	ING30	New York Stock Exchange
5.550% Callable Fixed-to-Floating Rate Senior Notes due 2035	ING35	New York Stock Exchange
4.858% Callable Fixed-to-Floating Rate Senior Notes due 2029	ING29A	New York Stock Exchange
5.066% Callable Fixed-to-Floating Rate Senior Notes due 2031	ING31	New York Stock Exchange
5.525% Callable Fixed-to-Floating Rate Senior Notes due 2036	ING36	New York Stock Exchange
Callable Floating Rate Senior Notes due 2029	ING29B	New York Stock Exchange
(i)Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act.None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary Shares, nominal value EUR 0.01 per Ordinary Share  2,902,437,688
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

ING Group Annual report 2025 on Form 20-F

do your thing

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	5
Contents
Part I
Part II
Part III

17	Consolidated Financial Statements	139
18	Consolidated Financial Statements	140
19	Exhibits	141
Additional information

Capital management	146
Risk management	149
Selected Statistical Information on Banking Operations	212

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	6
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
References to "Executive Board or EB" and "Supervisory Board or SB" refer to the Executive Board or Supervisory Board of ING Groep N.V.,
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
The published 2025 Financial Statements of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International
Financial Reporting Standards (“IFRS”) as adopted by the European Union
(“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (IFRS-EU).
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
In the discussion of ING’s financial performance, ING uses a number of alternative performance measures, including resilient net profit, commercial net interest income and net core lending and net core deposits growth. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business. ING considers commercial net interest income, and the derived commercial net interest margin, to be useful information because the scope is restricted to those products that are mainly interest driven and excludes the interest on products where performance measurement is primarily done based on fee income or at the total income level (including Financial Markets and
Treasury). Commercial net interest income also excludes significant volatile items in lending and liability net interest income, thus removing items that distort period-on-period comparisons. Net core lending and net core deposits growth measures the development of ING’s customer lending and deposits adjusted for currency impacts and changes in the
Treasury and run-off portfolios. ING considers net core lending and net core deposits growth as useful information to track ING’s real commercial growth in customer balances.
For reconciliation of these alternative performance measures to the nearest IFRS-IASB measures, please refer to Capital Management and Item
5. Operating and Financial Review and Prospects – A. Operating results -
Alternative performance measures.
Certain amounts set forth herein, such as percentages, may not sum due to rounding.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	7
Cautionary Statement with respect to Forward-looking
Statements
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation:
▪changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures
▪changes affecting interest rate levels
▪any default of a major market participant and related market disruption
▪changes in performance of financial markets, including in Europe and developing markets
▪fiscal uncertainty in Europe and the United States
▪discontinuation of or changes in ‘benchmark’ indices
▪inflation and deflation in our principal markets
▪changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness
▪failures of banks falling under the scope of state compensation schemes
▪non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof
▪geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine, other existing or emerging military conflicts, the risk of further military escalation, geopolitical tensions, trade restrictions and the related international response measures
▪legal and regulatory risks in certain countries with less developed legal and regulatory frameworks
▪prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions, (also among members of the group)
▪ING’s ability to meet minimum capital and other prudential regulatory requirements
▪changes in regulation of US commodities and derivatives businesses of ING and its customers
▪application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities
▪outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues
▪changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA
▪operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence
▪risks and challenges related to cybercrime including the effects of cyber-
attacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing
▪changes in general competitive factors, including ability to increase or maintain market share
▪inability to protect our intellectual property and infringement claims by third parties
▪inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties
▪changes in credit ratings
▪business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change, diversity, equity and inclusion and other ESG-related matters, including data gathering and reporting and also including managing the conflicting laws and requirements of governments, regulators and authorities with respect to these topics
▪inability to attract and retain key personnel
▪future liabilities under defined benefit retirement plans
▪failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines
▪changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and
▪the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on
www.ing.com.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	8
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
This document may also discuss one or more specific transactions and/or contain general statements about ING’s ESG approach. The approach and criteria referred to in this document are intended to be applied in accordance with applicable law. Due to the fact that there may be different or even conflicting laws, the approach, criteria or the application thereof, could be different.
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
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.
Part I

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	10
Item 1.  Identity of Directors, Senior Management and
Advisors
Not applicable.
Item 2.  Offer Statistics and Expected Timetable
Not applicable.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	11
Item 3.  Key Information
A. [Reserved]
B. Capitalization and indebtedness
This item does not apply to annual reports on Form 20-F.
C.Reasons for the offer and use of proceeds
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
▪Our revenues and earnings are affected by volatility, regime shifts and cross-market contagion of the economic, business, liquidity, funding and capital markets environments of the various geographic regions in which we conduct business, as well as by changes in customer behaviour in these regions, and an adverse change in any one region could have an impact on our business, results and financial condition.
▪Inflation and deflation scenarios, as well as interest rate volatility and changes may adversely affect our business, results and financial condition.
▪The default of a major market participant could disrupt the markets and may have an adverse effect on our business, results and financial condition.
▪Continued risk of political instability and fiscal uncertainty around the globe, as well as ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, results and financial condition.
▪Market conditions, including those observed over the past few years, may increase the risk of loans being impaired and have a negative effect on our results and financial condition.
▪Discontinuation of interest rate benchmarks may negatively affect our business, results and financial condition.
▪We may incur losses due to failures of banks falling under the scope of resolution funding or deposit schemes.
Risks related to the regulation and supervision of the Group
▪Non-compliance with laws and/or regulations could result in fines and other liabilities, penalties or consequences for us, which could materially affect our business and reputation and reduce our profitability.
▪Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our business activities.
▪We are subject to additional legal and regulatory risk in certain countries with less developed or less predictable legal and regulatory frameworks or the supervision thereof.
▪We are subject to the regulatory supervision of the ECB and other regulators and public bodies with extensive supervisory and
investigatory powers.
▪Failure to meet minimum capital and other prudential regulatory requirements as applicable to us from time to time may have a material adverse effect on our business, results and financial condition and on our ability to make payments on certain of our securities.
▪Our US commodities and derivatives business is subject to CFTC and SEC regulation under the Dodd-Frank Act.
▪We are subject to the EU recovery and resolution regime and several other bank recovery and resolution regimes that include statutory write-down and conversion as well as other powers, which remain subject to significant uncertainties as to the scope and impact on us.
Risks related to litigation, enforcement proceedings and
investigations and to changes in tax laws
▪We may be subject to litigation, enforcement proceedings,
investigations or other regulatory actions, and adverse publicity.
▪We are subject to different tax regulations in each of the jurisdictions where we conduct business, and are exposed to changes in tax laws and risks of non-compliance resulting in proceedings or investigations with respect to tax laws.
▪Our reputation could be harmed and we could be subject to
enforcement actions, fines and penalties if we fail to comply with our obligations under tax laws and regulations.
▪ING is exposed to the risk of claims from customers or stakeholders who feel misled or treated unfairly because of advice or information received.
Risks related to the Group’s business and operations
▪ING may be unable to meet evolving expectations or requirements with respect to ESG-related matters.
▪ING may be unable to adapt its products and services to meet changing customer behaviour and demand, including as a result of
ESG-related matters.
▪ING’s business and operations are exposed to transition risks related to climate change.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	12
▪ING’s business and operations are exposed to physical risks, including as a direct result of climate change.
▪Operational and IT risks, such as systems disruptions or failures, breaches of security, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results.
▪We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation.
▪Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results.
▪We may not always be able to protect our intellectual property developed in our products and services and may be subject to infringement claims, which could adversely impact our core business, inhibit efforts to monetise our internal innovations and restrict our ability to capitalise on future opportunities.
▪The inability of counterparties to meet their financial obligations or our inability to fully enforce our rights against counterparties could have a material adverse effect on our results.
▪Ratings are important to our business for a number of reasons, and a downgrade or a potential downgrade in our credit ratings could have an adverse impact on our results and net results.
▪An inability to retain or attract key personnel may affect our business and results.
▪We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations, including as a result of differences between actual results and underlying actuarial assumptions and models.
Risks related to the Group’s risk management practices
▪Risks relating to our use of quantitative models to model client behaviour for the purposes of our calculations may adversely impact our results and reputation.
▪We may be unable to manage our risks successfully through
derivatives.
Risks related to the Group’s liquidity and financing activities
▪We depend on the capital and credit markets, as well as customer deposits, to provide the liquidity and capital required to fund our operations, and adverse conditions in the capital and credit markets, or significant withdrawals of customer deposits, may negatively impact our liquidity, borrowing and capital positions, as well as increase the cost of liquidity, borrowings and capital.
▪As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, many of which are subject to regulatory and other restrictions on their ability to transact with affiliates.
Additional risks relating to ownership of ING shares
▪Holders of ING shares may experience dilution of their holdings and may be impacted by any share buyback programme.
▪Because we are incorporated under the laws of the Netherlands and many of the members of our Supervisory and Executive Boards and our officers reside outside of the United States, it may be difficult to enforce judgements of US courts against ING or the members of our
Supervisory Board and Executive Board or our officers.
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
Although the risk factors that ING currently believes to be most material have been presented first within each category, the order in which the risk factors are presented is not necessarily an indication of the likelihood of the risks actually materialising, of the potential significance of the risks or of the scope of any potential negative impact to our business, results, financial condition and prospects.
Risks related to financial conditions, market environment and general economic trends
Our revenues and earnings are affected by volatility, regime shifts and cross-market contagion of the economic, business, liquidity, funding and capital markets environments of the various geographic regions in which we conduct business, as well as by changes in customer behaviour in these regions, and an adverse change in any one region could have an impact on our business, results and financial condition.
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
Factors such as inflation or deflation, interest rates, government spending, geopolitical events and trends, supply chain disruptions, shortages, terrorism, pandemics and epidemics (such as Covid-19 pandemic) or other widespread health emergencies, securities prices, the volatility and

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	13
strength of the capital markets, exchange rates, credit spreads, liquidity spreads, real estate values and private equity valuations, consumer spending, business investment, changes in customer behaviour and climate change, all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region. Some of these risks are often experienced globally as well as in specific geographic regions and are described in greater detail below under the headings: ‘Inflation and deflation scenarios, as well as interest rate volatility and changes may adversely affect our business, results and financial condition'; 'Market conditions, including those observed over the past few years may increase the risk of loans being impaired and have a negative effect on our results and financial condition'; and 'Continued risk of political instability and fiscal uncertainty, as well as ongoing volatility in the financial markets and the economy generally have affected, and may adversely affect, our business, results and financial condition'. All of these are factors in local and regional economies as well as in the global economy, and we may be affected by changes in any one of these factors in any one country or region, and more if more of these factors occur simultaneously and/or in multiple countries or regions or on a global scale.
In case one or more of the factors mentioned above adversely affects the profitability of our business, this might also result, among other things, in the following:
▪Inadequate reserves or provisions, in relation to which losses could ultimately be realised through profit and loss and shareholders’ equity;
▪The write-down of tax assets impacting net results and/or equity;
▪Impairment expenses related to goodwill and other intangible assets, impacting our net result and equity; and/or
▪Movements in risk-weighted assets for the determination of required capital.
In particular, we are exposed to financial, economic, market and political conditions in the Benelux countries and Germany, from which we derive a significant portion of our revenues in both Retail Banking and Wholesale
Banking, and which could present risks of economic downturn. Though less material, we also derive substantial revenues in the following geographic regions: United States, Türkiye, Poland and the remainder of Eastern
Europe, Southern Europe, East Asia and Australia. In an economic downturn affecting some or all of these jurisdictions, we expect that higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments and lower consumer spending would adversely affect the demand for banking products, and that ING may need to increase its reserves and provisions, each of which may result in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders’ equity. We also offer a number of financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. As a result, their impact may continue to affect our business. We also have wholesale banking activities in both Russia and Ukraine, as well as investments in Russia, some of which are denominated in local currency. In response to Russia’s invasion of Ukraine, the international community imposed various punitive measures, including sanctions, capital controls, restrictions on SWIFT access and restrictions on central bank activity. These measures and
Russia’s response thereto have significantly impacted, and may continue to significantly impact, Russia’s economy, our activities in Russia and our activities involving Russian-owned parties. They have contributed to heightened instability in global markets and increased inflation due in part to supply chain constraints, as well as continued volatile and periodic elevation of energy and commodity prices. Should prices remain elevated for an extended period, most businesses and households would be negatively impacted, and our business in Russia and Ukraine, as well as our broader business, may be adversely affected, including through spill-
over risk to the entire wholesale banking portfolio (e.g. commodities financing, energy and utilities and energy-consuming clients).
On 28 January 2025, ING announced its intention to sell its business in
Russia to a third party. As the buyer has not received all necessary approvals, ING has been unable to complete the deal within the expected timeframe. There is no guarantee that any such approvals will be received, or any certainty as to the timing or occurrence of closing of the proposed transaction, or the ultimate divestment of ING’s business in Russia.
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
For more information on ING’s exposure to particular geographic areas, see Note 31 ‘Information on geographical areas’ to the consolidated
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
▪result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealised capital gains available to us which would reduce our net income; and
▪lower the value of our equity investments impacting our capital position.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	14
Central banks continue to adopt a cautious stance in response to persistent inflationary pressures, moderate economic growth, and elevated geopolitical risks. With EU inflation converging toward the 2%
target and expected to remain near this level over the medium term, markets anticipate stable interest rates through 2026.
Changes in interest rates may impact our business. In case of increased interest rates, we may:
▪experience a decrease of the estimated fair value of certain fixed income securities that we hold in our investment portfolios, resulting in:
–reduced levels of unrealised capital gains available to us, which could negatively impact our solvency position and net income, and/
or
–a decrease in collateral values;
▪face an increased withdrawal of certain savings products, particularly those with fixed rates below market rates;
▪be required, as an issuer of securities, to pay higher interest rates on debt securities that we issue in the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results;
▪experience further customer defaults as interest rate rises flow through into payment stress for lower credit quality customers.
On the other hand, a decrease in prevailing interest rates may lead to lower interest income from loans and investments, reduced profitability of traditional banking activities, and potential declines in the value of certain fixed income securities we hold in our investment portfolio, as well as negatively affecting our business in other ways, including leading to:
▪compress in the net interest income margins because of a potential reduction in the interest income earned from loans;
▪lower earnings over time on investments, as reinvestments will earn lower rates;
▪increased prepayment or redemption of mortgages and fixed maturity securities in our investment portfolios, as well as increased prepayments of corporate loans. This as borrowers seek to borrow at lower interest rates potentially combined with lower credit spreads.
Consequently, we may be required to reinvest the proceeds into assets at lower interest rates;
▪lower profitability as the result of a decrease in the spread between client rates earned on assets and client rates paid on savings, current account and other liabilities;
▪higher costs for certain derivative instruments that may be used to hedge certain of our product risks;
▪lower profitability since we may not be able to fully track the decline in interest rates in our savings rates;
▪lower profitability since we may not always be entitled to impose surcharges to customers to compensate for the decline in interest rates;
▪lower profitability since we may have to pay a higher premium for the defined contribution scheme in the Netherlands for which the premium paid is dependent on interest rate developments and the Dutch Central
Bank’s (DNB) methodology for determining the ultimate forward rate;
▪lower interest rates that may cause asset margins to decrease, thereby lowering our results. This may, for example, be the consequence of increased competition for investments as result of the low rates, thereby driving margins down; and/or
▪(depending on the position) a significant collateral posting requirement associated with our interest rate hedge programs, which could materially and adversely affect liquidity and our profitability.
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
condition.
Within the financial services industry, the severe distress or default of any one institution (including sovereigns and central counterparties (CCPs))
could lead to defaults by, or the severe distress of, other market participants. While prudential regulation may reduce the probability of a default by a major financial institution, the actual occurrence of such a default could have a material adverse impact on ING. Such distress of, or default by, a major financial institution could disrupt markets or clearance and settlement systems and lead to a chain of defaults by other financial institutions, since the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Also, the perceived lack of creditworthiness of a sovereign or a major financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is also referred to as ‘systemic risk’
and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis, and financial instruments of sovereigns in which we invest. Systemic risk could impact ING directly, by exposing it to material credit losses on transactions with defaulting counterparties or indirectly by significantly reducing the available market liquidity on which
ING and its lending customers depend to fund their operations and/or leading to a write-down of loans or securities held by ING. In addition, ING may also be faced with additional open market risk for which hedging or mitigation strategies may not be available or effective (either by hedges eliminated by defaulting counterparties, or reduced market liquidity).
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
Our global business and results are materially affected by conditions in the global capital markets and the economy generally. In Europe, there are continuing concerns over weaker economic conditions, levels of unemployment in certain countries, as well as geopolitical developments, including tariffs or other trade barriers introduced by the United States and responses to those trade barriers, the availability and cost of credit, as well as credit spreads. In addition, geopolitical issues, including military conflicts, the risk of further military escalation, trade tensions between major economies, increasing protectionism between key countries, and

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	15
issues with respect to North Korea and the Middle East, may all contribute to adverse developments in the global capital markets and the economy generally. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the
US and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade. In particular,
Russia’s invasion of Ukraine, the conflict in the Middle East and other existing or emerging military conflicts, as well as the risk that such conflicts could escalate or widen, and related international response measures have had, and are expected to continue to have, a negative impact on regional and global economic conditions, including heightened instability in global markets and increased inflation due in part to supply chain constraints, as well as higher energy and commodity prices. Should prices remain elevated for an extended period, most businesses and households would be negatively impacted, and our business in Russia and
Ukraine, as well as our broader business, may be adversely affected, including through spill-over risk to our entire Wholesale Banking portfolio, in areas such as commodities financing, energy and utilities and energy-
consuming clients
Moreover, there is a risk that an adverse credit event at one or more
European sovereign debtors (including a credit rating downgrade, such as that experienced by France in 2025, or a default) could trigger a broader economic downturn in Europe and elsewhere. In addition, the confluence of these and other factors has resulted in volatile foreign exchange markets. International equity markets have also continued to experience heightened volatility and turmoil. These events, market upheavals and continuing risks, including high levels of volatility, may have an adverse effect on our results, in part because we have a large investment portfolio.
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
Changes to major interest rate benchmarks may adversely affect our business, including net interest revenue. Historically, financial markets relied on Interbank Offered Rates (IBORs) such as LIBOR, EONIA, CDOR, and
EURIBOR. While some benchmarks like EURIBOR have been reformed and remain in use, others such as EONIA, CDOR, and LIBOR have been discontinued and replaced by alternative rates.
In Poland, the National Working Group has established a roadmap to replace WIBOR with POLSTR (Polish Short-Term Rate), a risk-free overnight benchmark based on actual transactions. POLSTR was selected in
December 2024 and began publication in June 2025, including
compounded 1-, 3-, and 6-month versions. Treasury bonds referencing
POLSTR were launched in late 2025, with broader adoption in loans and mortgages expected in 2026. Full transition and WIBOR phase-out are anticipated by the end of 2027
The discontinuation of benchmarks and adoption of new rates may create legal, operational, and financial risks, including documentation changes, conduct risks, and potential earnings volatility from contract modifications and hedge accounting adjustments.
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
ING manages concentration risk through a comprehensive framework of limits on single names, countries, and sectors, supported by regular monitoring and portfolio steering to ensure exposures remain within its risk appetite. If we are significantly exposed to a concentrated set of customers or counterparties, an adverse event affecting these parties

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	16
could lead to increased losses for the Group, and adversely affect our business, results and financial condition.
We may incur losses due to failures of banks falling under the scope of resolution funding or deposit schemes.
While prudential regulation is intended to minimise the risk of bank failures, in the event such a failure occurs, given our size, we may incur significant compensation payments to be made under the Dutch Deposit
Guarantee Scheme (DGS), which we may be unable to recover from the bankrupt estate, and therefore the consequences of any future failure of such a bank could be significant to ING. Such costs and the associated costs to be borne by us may have a material adverse effect on our results and financial condition. On the basis of the EU Directive on deposit guarantee schemes, ING pays quarterly risk-weighted contributions into a
DGS-fund. The  Dutch DGS-fund reached its intended target size of 0.8 percent of all deposits guaranteed under the DGS, in July 2024. Further, quarterly risk-weighted contributions are only required when individual and / or collective covered deposits show an increase in a quarter. In case of failure of a Dutch bank, depositor compensation is paid from the DGS-
fund. If the available financial means of the fund are insufficient, Dutch banks, including ING, may be required to pay extraordinary ex-post contributions not exceeding 0.5 percent of their covered deposits per calendar year. In exceptional circumstances, and with the consent of the competent authority, higher contributions may be required. However, extraordinary ex-post contributions may be temporarily deferred if, and for so long as, they would jeopardise the solvency or liquidity of a bank.
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
On 18 April 2023, the European Commission published its proposals for the revision of the common framework for bank crisis management and deposit insurance (CMDI) that focuses on small and medium-sized banks, but will affect banks in the EU. The CMDI framework consists of the Bank
Recovery and Resolution Directive (BRRD), the Single Resolution
Mechanism Regulation (SRMR) and the Deposit Guarantee Schemes
Directive (DGSD). The European Parliament adopted its first-reading reports on the proposals in April 2024. The Council agreed on a negotiating mandate for the revision of the CMDI on 19 June 2024. With this agreement, the Council is ready to negotiate with the European
Parliament on the final form of this legislative proposal. On 25 June 2025, the Council and the European Parliament reached a political agreement on the reformed CMDI framework. The co-legislators are now expected to finalise the legal text, after which the revised framework is expected to be formally adopted and enter into force. The revision of the CMDI framework is part of the debate on the completion of the Banking Union and in particular its third and missing pillar EDIS.
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
Furthermore, as a financial institution, we are exposed to the risk of unintentional involvement in criminal activity in connection with financial economic crimes, including the circumvention of sanctions, money laundering and the funding of terrorist and other criminal activities. The failure or perceived failure by us to comply with legal and regulatory requirements with respect to financial economic crimes may result in adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions, which may have a material adverse effect on our business, results, financial condition and/or prospects in any given period. For further information on the impact of litigation, enforcement proceedings, investigations or other regulatory actions with respect to financial economic crimes, see 'We may be subject to litigation, enforcement proceedings, investigations or other regulatory actions, and adverse publicity' below.
Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our business activities.
We are subject to detailed banking laws and financial regulations in the jurisdictions in which we conduct business. The regulations governing the industries in which we operate have become more extensive and complex, while also attracting supervisory scrutiny. Compliance with current and new laws and regulations is resource-intensive and may materially increase our operating costs. Moreover, these regulations are designed to protect our customers, markets and society as a whole and can limit or redirect our activities, among others, through stricter net capital, market conduct and transparency requirements and restrictions on the businesses in which we can operate or invest.
Our revenues and profitability and those of our industry have been and continue to be affected by requirements relating to capital, additional loss-
absorbing capacity, leverage, minimum liquidity and long-term funding levels, resolution and recovery planning requirements, derivatives clearing and margin rules and levels of regulatory oversight, as well as restrictions

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	17
on which and, if permitted, how certain business activities may be carried out by financial institutions.
We are subject to additional legal and regulatory risk in certain countries with less developed or less predictable legal and regulatory frameworks or the supervision thereof.
In certain countries where we operate or where our clients reside, judicial and dispute resolution systems may be less effective. As a result, in the event of a breach of contract, we have experienced in the past and may continue to have difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we have experienced in the past and may continue to encounter difficulties in mounting a defence against such allegations. If we become party to legal proceedings in a market with an insufficiently developed judicial system, it could have an adverse effect on our operations and net results. For additional information on legal proceedings, see Note 42 ‘Legal proceedings’ in the consolidated financial statements.
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
In its capacity as the principal prudential supervisor in the EU, the ECB has extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and impose monetary and other sanctions. For example, under the Single Supervisory Mechanism (SSM), the relevant
(national) competent authorities, including the ECB, can conduct stress tests and have the discretionary power to impose capital surcharges on financial institutions for risks not otherwise recognised in risk-weighted assets or other surcharges depending on the individual situation of the bank, and take or require other measures, such as restrictions on or changes to the Group’s business. Competent authorities may also prohibit the Group from making dividend payments to shareholders or distributions to holders of its regulatory capital instruments if the Group fails to comply with regulatory requirements, in particular with regard to supervisory measures, minimum capital requirements (including buffer requirements)
or with liquidity requirements, or if there are deficiencies in its governance and risk management processes. A perceived failure to comply with prudential or conduct regulations may have a material adverse effect on the Group’s business, results and financial condition.
Failure to meet minimum capital and other prudential regulatory requirements as applicable to us from time to time may have a material adverse effect on our business, results and financial condition and on our ability to make payments on certain of our securities.
ING is subject to a variety of regulations that require us to comply with minimum requirements for capital (own funds) and additional loss-
absorbing capacity, as well as for liquidity, and to comply with leverage restrictions. In addition, such capital, liquidity and leverage requirements and their application and interpretation may change. Any changes may require us to maintain more capital or to raise a different type of capital by disqualifying existing capital instruments from continued inclusion in regulatory capital, requiring replacement with new capital instruments that meet the new criteria. Sometimes changes are introduced subject to a transitional period during which the new requirements are being phased in, gradually progressing to a fully phased-in, or fully-loaded, application of the requirements.
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
ING Capital Markets LLC is also registered with the SEC as a security-based swap dealer. Operating as a security-based swap dealer requires compliance with SEC regulatory requirements, which may be burdensome, impose additional compliance costs and could adversely affect the profitability of this business, as well as exposing ING to the risk of non-
compliance with these regulations. While most of these SEC requirements apply to ING Capital Markets LLC, in addition to its CFTC swap dealer requirements, SEC rules have permitted an Alternative Compliance
Mechanism that allows for compliance, subject to eligibility requirements, with CFTC capital and margin rules applying to swap dealers in lieu of SEC capital and margin rules applying to security-based swap dealers. ING
Capital Markets LLC has elected to use the Alternative Compliance
Mechanism. However, should ING Capital Markets LLC in the future be ineligible for the Alternative Compliance Mechanism, it would be subject to
SEC security-based swap dealer rules for margin, capital, and related financial reporting instead of the CFTC swap dealer rules which could be more capital- intensive.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	18
Any of the foregoing factors, and any further regulatory developments with respect to commodities and derivatives, could have a material impact on our business, results and financial condition.
We are subject to the EU recovery and resolution regime and several other bank recovery and resolution regimes that include statutory write-
down and conversion as well as other powers, which remains subject to significant uncertainties as to scope and impact on us.
We are subject to several recovery and resolution regimes, including the
Single Resolution Mechanism (SRM) and the Bank Recovery and Resolution
Directive (BRRD) as implemented in national legislation such as the Dutch
Financial Supervision Act. The SRM applies to banks that are supervised by the ECB under the SSM, with the aim of ensuring an orderly resolution of failing banks at minimum cost for taxpayers and the real economy. The
BRRD establishes a common framework for the recovery and resolution of banks within the European Union, with the aim of providing supervisory authorities and resolution authorities with common tools and powers to address banking crises pre-emptively to safeguard financial stability and minimise taxpayers’ exposure to losses. Any application of statutory write-
down and conversion or other powers would not be expected to constitute an event of default under our securities entitling holders to seek repayment. If any of these powers were to be exercised in respect of ING, there could be a material adverse effect on both ING and on holders of ING securities, including through a material adverse effect on credit ratings and/or the price of our securities. Investors in our securities may lose their investment if resolution measures are taken under current or future regimes.
Risks related to litigation, enforcement proceedings and
investigations and to changes in tax laws
We may be subject to litigation, enforcement proceedings,
investigations or other regulatory actions, and adverse publicity.
We are involved in governmental, regulatory, arbitration and legal proceedings and investigations involving claims by and against us which arise in the ordinary course of our businesses, including in connection with our activities as financial services provider, employer, investor and taxpayer. As a financial institution, we are subject to specific laws and regulations governing financial services and/or financial institutions. See
'Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities' and 'Our US commodities and derivatives business is subject to CFTC and SEC regulation under the Dodd-Frank Act' above. Financial reporting irregularities involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several processes, notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny of ‘know your customer’ anti-money laundering regulations, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the banking industry, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory, tax and compliance requirements could result in adverse publicity and reputational harm. Such developments could lead to increased regulatory supervision, affect our ability to attract and retain customers and employees and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable. With respect to sanctions, Russia’s continued occupation of Ukraine and the associated conflict has seen successive significant sanctions packages imposed and continued focus of the EU, US, and other governments on the potential circumvention of sanctions against Russia, and the roles of third countries and companies in facilitating the circumvention or undermining of such sanctions' measures. The EU’s additional measures combating sanctions circumvention has led to focus on several locations as potential diversion hubs. While various sanctions include grace periods before full compliance is required, there is no guarantee that ING will be able to implement all required procedures within the applicable grace periods. In addition, some claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. Our reserves for litigation liabilities may prove to be inadequate.
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
Due to the nature of its business, ING is subject to various provisions of EU,
US, and other local tax laws in relation to its customers. These include, amongst others, the Foreign Account Tax Compliance Act (FATCA), which requires ING to provide certain information for the US Internal Revenue

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	19
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
The negative publicity associated with any sales practices, any compensation payable in respect of any such issues and regulatory changes resulting from such issues, have had and could have a material adverse effect on our reputation, business, results, financial condition and prospects. For additional information regarding legal proceedings or claims, see Note 42 ‘Legal proceedings’ to the consolidated financial statements.
Risks related to the Group’s business and operations
ING may be unable to meet evolving expectations or requirements with respect to ESG-related matters.
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
Similarly, the State of California’s legislation requires broad disclosure of greenhouse gas emissions and other climate-related information.
National or international regulatory actions or developments may also result in financial institutions coming under increased pressure from internal and external stakeholders regarding the management and disclosure of their ESG risks and related lending and investment activities.
ING may regularly adopt or update ESG-related policies, frameworks or disclosures in connection with the conduct of its business and operations.
However, these approaches may change regularly and, ultimately, there is no guarantee that ING will be able to fully comply with all applicable requirements within anticipated timeframes, or at all. Our ability to satisfy evolving ESG-related laws, regulations, initiatives, targets, ambitions, aims or expectations and to accurately report performance or developments with respect to such matters is subject to numerous risks, many of which are outside of our control, including the evolving legal environment, regulatory requirements for the tracking and reporting of standards or disclosures, the actions of suppliers, partners, and other third parties, and data that is outside of ING’s control.
Our stakeholders may hold differing views on ESG-related matters, including DEI, which may result in negative attention in traditional and social media or a negative perception of our response to concerns regarding these matters. In addition, we may also face potentially conflicting supervisory directives as certain US regulatory and non-US authorities have prioritized ESG-related issues while Congress and certain
US state governments have signaled pursuing potentially conflicting priorities. These circumstances, among others, may result in pressure from investors, unfavourable reputational impacts, including inaccurate perceptions or a misrepresentation of our actual ESG-related practices and diversion of management’s attention and resources. Any failure, or perceived failure, by us to adhere to our public statements, comply fully with developing interpretations of ESG-related laws and regulations, including with respect to DEI-related matters, or meet evolving and varied stakeholder expectations and standards could negatively impact our reputation or result in legal and enforcement proceedings against ING. For instance, Friends of the Earth Netherlands (Milieudefensie) has alleged that
ING has contributed to climate change and has initiated legal proceedings against ING. For additional information on legal proceedings, including climate related litigation, see Note 42 ‘Legal proceedings’ in the consolidated financial statements.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	20
Any of these factors may have an adverse impact on ING’s reputation and brand value, or on ING’s business, financial condition and operating results.
ING may be unable to adapt its products and services to meet changing customer behaviour and demand, including as a result of ESG-related matters.
Customers or other counterparties may increasingly assess sustainability or other ESG-related matters in their economic decisions. For instance, customers may choose investment products or services based on sustainability or other ESG criteria or may look at a financial institution’s
ESG-related lending strategy when choosing to make deposits. At the same time, market and stakeholder views, including those of regulatory or governmental authorities, on ESG-related matters may vary across jurisdictions and over time, and we have faced scrutiny, reputational risk, product boycotts, lawsuits or market access restrictions from these parties regarding our ESG-related policies, including with respect to DEI matters.
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
Such changes could affect ING’s ability to continue or expand certain customer relationships. This could result in claims or legal challenges against ING. At the same time, market and stakeholder views, including those of regulatory or governmental authorities, on ESG-related matters may vary across jurisdictions and over time, and we may face scrutiny, reputational risk, product boycotts, lawsuits or market access restrictions from these parties regarding our ESG-related policies. This transition may also adversely impact the business and operations of ING’s customers and other counterparties. Further, there is a risk that changing community standards and market expectations could lead to a reduction in demand and a decline in valuations for certain assets, which may affect the value of collateral we hold or the financial strength of certain of our portfolios. If
ING fails to adequately factor in such risks in its lending or other business decisions, ING could be exposed to losses.
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
Any delay, change or failure in developing, implementing or meeting ING’s climate change-related policies and complying with applicable regulatory requirements may have a material adverse impact on our business, financial condition, operating results and reputation, and lead to climate change or ESG-related investigations, enforcement proceedings or litigation.
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
inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results' below.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	21
Operational and IT risks, such as systems disruptions or failures, breaches of security, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results.
Operational and IT risks are inherent to our business. Our clients depend on our ability to process and report a large number of transactions efficiently and accurately. In addition, we routinely transmit, receive and store personal, confidential and proprietary information electronically. Losses can result from inadequately trained or skilled personnel, IT failures
(including due to a cyber attack), inadequate or failed internal control processes and systems, regulatory breaches, human errors, employee misconduct, (including fraud), or from natural disasters or other external events that interrupt normal business operations. As the role of artificial intelligence in the finance industry and in our business increases, losses may also result from incomplete, inaccurate or otherwise flawed outputs from the algorithms and data sets utilised. Such losses may adversely affect our reputation, business and results.
We depend on the secure processing, storage and transmission of confidential and other information in our IT systems and networks. The equipment and software used in our computer systems and networks may not always be capable of processing, storing or transmitting information as expected. Despite our business continuity plans and procedures, certain of our computer systems and networks may have insufficient recovery capabilities in the event of a malfunction or loss of data. We are consistently managing and monitoring our IT risk profile globally. ING is subject to increasing regulatory requirements including EU General Data
Protection Regulation (GDPR) and EU Payment Services Directive (PSD2)
and the new Digital Operational Resilience Act (DORA) which  applies from
17 January 2025. Failure to appropriately manage and monitor our IT risk profile could affect our ability to comply with these regulatory requirements, to securely and efficiently serve our clients or to timely, completely and accurately process, store and transmit information, and may adversely affect our reputation, business and results. For further description of the particular risks associated with cybercrime, which is a specific risk to ING as a result of its strategic focus on technology and innovation, see 'We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation' below.
In addition, as the use of artificial intelligence in the financial services industry increases, data protection and information security risks may also increase. Our or our customers’ sensitive, proprietary, or confidential information could be leaked, disclosed, or revealed as a result of or in connection with our or our third-party providers’ use of generative or other artificial intelligence technologies. Any such information input into a third-
party generative or other artificial intelligence or machine learning platform could be revealed to others, including if information is used to train the third party's artificial intelligence models. Additionally, where an artificial intelligence model ingests personal information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model.
The EU AI Act entered into force in 2024. Certain prohibitions and AI-
literacy requirements apply from February 2025, governance and GPAI model provisions from August 2025, and obligations for high-risk system are expected to phase in during 2026 and 2027. We are implementing AI governance and model risk controls to comply with these requirements.
Widespread of communicable diseases (including pandemics or other large-scale public health emergencies) may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilisation of health benefits offered to our employees, and may also disrupt broader economic activity and cross-border operations, either or both of which could adversely impact our business. Further, a significant portion of our staff continue to work from home on a full- or part-time basis, which may raise operational risks, including with respect to information security, data protection, availability of key systems and infrastructure integrity. In addition, other events including unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities and cause operational losses. Losses can result from destruction or impairment of property, financial assets, trading positions, and the loss of key personnel.
If our business continuity plans are implemented effectively or do not sufficiently take such events into account, losses may increase further.
We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation.
Like other financial institutions and global companies, we are regularly the target of cyber attacks, which are a specific risk to ING as a result of its strategic focus on technology and innovation. In particular, threats from
Distributed Denial of Service (DDoS), targeted attacks (also called
Advanced Persistent Threats) and ransomware have intensified worldwide, and attempts to gain unauthorised access and the sophistication of techniques used for such attacks is increasing. Cyber threats are constantly evolving and the techniques used in these attacks change, develop and evolve rapidly, including the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing.
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
A substantial majority of our customers interact with us primarily through digital channels. This increased reliance on digital banking and remote working may increase the risk of cybersecurity breaches, loss of personal data and related reputational risk. If any of these risks were to materialise that may adversely affect our business, results and financial condition.
Cybersecurity, the use and safeguarding of customer data and data privacy have become the subject of increasing legislative and regulatory focus. The EU’s second Payment Services Directive (PSD2), GDPR, DORA,
NIS2 and the Cyber Resilience Act are examples of such regulations. The
EU Cyber Resilience Act entered into force on 10 December 2024. Certain vulnerability and incident reporting obligations apply from 11 September
2026, with full obligations applicable from 11 December 2027. In 2024, the
ECB conducted its first cyber resilience stress test to assess banks’ ability to respond to and recover from a severe cyber incident. The results, reflected in the 2024 SREP, identified areas for improvement in our response and recovery capabilities, leading to enhancements in our cyber resilience measures. In certain locations where ING is active, there are

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	22
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
Compliance with such new legislation or regulation could increase the
Group’s compliance cost. Failure to comply with applicable laws or regulation could harm our reputation and could subject the Group to enforcement actions, fines and penalties.
ING may be exposed to the risks of misappropriation, unauthorised access, including through malware (such as ransomware), other malicious code, cyber attacks and internal breaches, for purposes of misappropriating assets or sensitive information, corrupting data, or impairing operational performance, each of which could have a security impact. These events could also jeopardise our confidential information or that of our clients or our counterparties. These events can potentially result in financial loss and harm to our reputation, hinder our operational effectiveness, result in regulatory censure, compensation costs or fines resulting from regulatory investigations and could have a material adverse effect on our business, reputation, revenues, results, financial condition and prospects. Even when we are successful in defending against cyber attacks, such defence may consume significant resources or impose significant additional costs on
ING.
Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results.
There is substantial competition in the Netherlands and the other countries in which we do business for the types of wholesale banking, retail banking, investment banking and other products and services we provide. Customer loyalty and retention can be influenced by several factors, including brand recognition, reputation, relative service levels, the prices and attributes of products and services, scope of distribution, credit ratings and actions taken by existing or new competitors (including non-
bank or financial technology competitors). A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western
Europe and Australia. In recent years, however, competition in emerging markets, such as Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and proceeded to form alliances, mergers or strategic relationships with some of our competitors. The Netherlands is our largest market. Our main competitors in the banking sector in the
Netherlands are ABN AMRO Bank and Rabobank.
Competition could also increase due to new entrants (including non-bank and financial technology competitors) in the markets that may have new operating models that are not burdened by potentially costly legacy operations and that are subject to reduced regulation. Competitive dynamics continue to evolve as a result of platform-based players and fintechs, regulatory changes affecting payments and data access, and accelerated cloud-native operating models, which may intensify price and service-level pressure across retail and wholesale. New entrants may rely on new technologies, advanced data and analytic tools, lower cost to serve, less extensive oversight from regulators compared to the frameworks established in respect of traditional banks and/or faster processes to challenge traditional banks. Developments in technology have also accelerated the use of new business models, and ING may not be successful in adapting to this pace of change or may incur significant costs in adapting its business and operations to meet such changes. For example, new business models have been observed in retail payments, consumer and commercial lending (such as peer-to-peer lending), foreign exchange and low-cost investment advisory services. In particular, the emergence of disintermediation in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede our ability to grow or retain our market share and impact our revenues and profitability.
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
licence usage rights, or (iii) misappropriation of trade secrets. Any such claims and any resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	23
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
Third parties that have payment obligations to ING, or obligations to return money, securities or other assets, may not pay or perform under their obligations. These parties include the issuers and guarantors (including sovereigns) of securities we hold, borrowers under loans originated, reinsurers, customers, trading counterparties, securities lending and repurchase counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, volatile oil or other commodity prices, operational failure or other factors, or even rumours about potential defaults by one or more of these parties or regarding a severe distress of the financial services industry generally, could have a material adverse effect on our results, financial condition and liquidity.
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
We routinely execute a high volume of transactions, such as unsecured debt instruments, derivative transactions and equity investments with counterparties and customers in the financial services industry, including brokers and dealers, commercial and investment banks, mutual and hedge funds, insurance companies, institutional clients, futures clearing merchants, swap dealers, and other institutions, resulting in large periodic settlement amounts, which may result in us having significant credit exposure to one or more of such counterparties or customers. As a result, we could face concentration risk with respect to liabilities or amounts we expect to collect from specific counterparties and customers. We are exposed to increased counterparty risk as a result of past financial institution failures and weakness and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. As a result of the Russian invasion of Ukraine and related international response measures, including sanctions and capital controls, we may be exposed to an increased risk of default of counterparties located in Russia and Ukraine, counterparties of which the ultimate parent is located in Russia or may be considered effectively controlled or influenced through Russian involvement, and other counterparties in sectors affected by the response measures. Also, liquidity or currency controls enforced by the Russian central bank may impact Russian companies’ ability to pay. In addition, we have counterparty exposure to Russian entities in connection with foreign exchange derivatives for future receipt of foreign currencies against the
Russian rouble (RUB). Remaining at risk for ING at year-end 2025 is €600 million of credit exposures booked outside of Russia and €550 million with clients in Ukraine. A default by, or even concerns about the creditworthiness of, one or more of these counterparties or customers or other financial services institutions could therefore have an adverse effect on our results or liquidity.
With respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be liquidated or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. We also have exposure to a number of financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. For example, we hold certain hybrid regulatory capital instruments issued by financial institutions which permit the issuer to cancel coupon payments on the occurrence of certain events or at their option. Pursuant to regulatory powers and resolution frameworks, the ECB has indicated that, in certain circumstances, it may require these financial institutions to cancel payment. If this were to happen, we expect that such instruments may experience ratings downgrades and/or a drop in value and we may have to treat them as impaired, which could result in significant losses. There is no assurance that losses on these assets would not materially and adversely affect our business, results or financial condition.
In addition, we are subject to the risk that our rights against third parties may not be enforceable in all circumstances, including sanction risk. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our income and risk weighting, leading to increased capital requirements. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Collateral valuation is performed in accordance with internal policies aligned with market data hierarchies; however, disputes may still occur under stress. Also in this case, our credit risk may also be exacerbated when the collateral we hold cannot be liquidated at prices sufficient to recover the full amount of the loan or derivative exposure due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced during the financial crisis of 2008. The termination of contracts and the foreclosure on collateral may subject us to claims. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity. Any of these developments or losses could materially and adversely affect our business, results, financial condition, and/or prospects.
Ratings are important to our business for a number of reasons, and a downgrade or a potential downgrade in our credit ratings could have an adverse impact on our results and net results.
Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. Our credit ratings are important

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	24
to our ability to raise capital and funding through the issuance of debt and to the cost of such financing. In the event of a downgrade, the cost of issuing debt will increase, having an adverse effect on our net results.
Certain institutional investors may also be obliged to withdraw their deposits from ING following a downgrade, which could have an adverse effect on our liquidity. They can also have lower risk appetite for our debt notes, leading to lower purchases of (newly issued) debt notes. We have credit ratings from S&P, Moody’s, Fitch and Scope. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time.
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
Furthermore, we may be subject to risks related to changes in laws and regulations (e.g. with reference to client rates, prepayment compensation, etc.) governing the risk management practices of financial institutions. For more information, see 'Risks related to the regulation and supervision of the Group – Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities'
above. As noted there, regulation of the industries in which we operate is becoming increasingly more extensive and complex, while also attracting supervisory scrutiny. Compliance failures may lead to changes in the laws

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	25
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
From a liquidity perspective, central banks have continued its path of quantitative tightening by decreasing its balance sheet, which may reduce the liquidity provided to the financial system. Consequently, banks have significantly increased debt issuance and heightened competition for client deposits is observed.
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
Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital. Such market conditions may in the future limit our ability to raise additional capital to support business growth, to counterbalance the consequences of losses, or to meet increased

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	26
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
ING’s AT1 securities may, under certain circumstances, convert into equity securities. Such conversion would dilute the ownership interests of existing holders of ING shares and such dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of ING shares. Furthermore, we may undertake future equity offerings with or without subscription rights. In case of equity offerings without subscription rights, holders of ING shares may suffer dilution. In case of equity offerings with subscription rights, holders of ING shares in certain jurisdictions, however, may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework.
Holders of ING shares in these jurisdictions may suffer dilution of their shareholding should they not be permitted to, or otherwise choose not to, participate in future equity offerings with subscription rights.
Any share repurchases could affect the price of our ordinary shares, ADRs or other securities and increase trading price volatility. The existence of a share buyback programme could also cause the price of our ordinary shares, ADRs or other securities to be higher than it would be in the absence of such a share buyback programme, and could potentially reduce the market liquidity of our ordinary shares, ADRs or other securities. There can be no assurance that any share buybacks will enhance shareholder value because the market price of our ordinary shares or ADRs may decline below the levels at which we repurchase any ordinary shares or ADRs.
In addition, ING cannot guarantee that any future share buyback programme will be fully consummated. The timing and amount of share repurchases pursuant to a share buyback programme will depend upon a number of factors, including market, business conditions, and the trading price of our ordinary shares or ADRs. A share buyback programme may also be suspended or terminated at any time, and any such suspension or termination could negatively affect the trading price of, increase trading price volatility of or reduce the market liquidity of our ordinary shares,
ADRs or other securities. Additionally, a share buyback programme could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	27
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
experts named herein in an original action predicated solely upon the US federal securities laws brought in a court of competent jurisdiction in the
Netherlands against us or such members, officers or experts, respectively.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	28
Item 4.  Information on the Company
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
ING Financial Holdings Corporation
1133 Avenue of the Americas
New York, NY 10036
United States of America
Telephone +1 646 424 6000
Changes in the composition of the Group
There were no significant acquisitions and divestments in 2025, 2024 or
2023.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	29
B.Business Overview
Our strategy
As part of our 'Growing the difference' strategy
our ambition is to accelerate growth, increase
impact, and deliver value to become the best
European bank.
Growing the difference means expanding our scale and impact across more markets and segments to become the most loved, most impactful and most valued bank. We aim to increase our relevance by deepening customer relationships, broadening services, and continuing to make banking easier and more seamless. Our two main priorities are providing superior customer value and putting sustainability at the heart of what we do, supported by four key enablers.
This strategy translates into specific business goals: in Retail, we focus on
Private Individuals, including Gen Z and affluent customers, as well as small and medium-sized enterprises through Business Banking, and high-
net-worth and investment clients via Private Banking & Wealth
Management. Each segment has a dedicated approach aligned with our priorities: enhancing digital engagement for younger customers, offering personalised solutions for affluent clients, and delivering superior value across all relationships. In Wholesale Banking, we aim to create greater value by reinforcing our role as a strategic partner and core bank for large corporates, multinationals, and institutional clients. Guided by our purpose to empower people to stay a step ahead, we help individuals and businesses realise their vision for a better future.
Providing superior value for customers
Banking relies on strong relationships, and the strongest relationships are those where people feel valued, confident, empowered and in control. This is how we want our customers to feel throughout their journey with us.
Growing the difference means sharpening our focus on customer value, moving beyond one-size-fits-all services towards more tailored solutions for each customer segment. In Retail Banking, this is about offering the right services, at the right time, in the right way. In Wholesale Banking, this means leveraging our network, expertise and sustainability leadership.
Putting sustainability at the heart of what we do
Our sustainability strategy spans climate, nature and social agendas, recognising their interdependencies and how they affect each other, both positively and negatively, and taking into account the legal and regulatory frameworks in the jurisdictions in which we operate. Each of these is a complex and dynamic issue, so our response needs to be dynamic as well.
As scientific understanding is continually advancing, our approach will also keep evolving. Therefore, our climate action has evolved to encompass both mitigation and a growing emphasis on adaptation. Increasingly, we are also exploring how we can play a role in halting and reversing nature degradation and regenerating natural systems, while respecting human rights and working to advance financial health and inclusion for customers and communities.
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
Staying safe and secure
Trust is fundamental for all stakeholders, especially at a digital-first bank like ING. Customers rely on us to safeguard their money and data, and maintaining this trust is essential.
Unlocking our people’s full potential
We aim to attract, develop, and retain future-ready talent and foster an environment that enables employees to thrive, maximising their growth and impact.
1 Operative customers

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	30
Superior value for customers
Providing superior value for customers is one of
our two overarching priorities, as we strive to
make banking easy, instant, personal and
relevant. For Retail Banking, delivering superior
customer value means making banking simple
and expertise accessible, offering the right
services, at the right time, in the right way.
For Wholesale Banking, delivering superior value
for customers means building on our network
strength, sector expertise, and sustainability
leadership.
Retail Banking
In Retail Banking, we service customers across three pillars: Private
Individuals, Business Banking, and Private Banking & Wealth Management.
Equipped with leading digital capabilities, we strive to provide a mobile-
first digital, frictionless, and relevant banking experience, shaped to specific customer needs for all of these pillars.
Private Individuals
We serve nearly 41 million Private Individual customers1 across 10 markets: the Netherlands, Belgium, Luxembourg, Germany, Spain, Italy,
Türkiye, Poland, Romania and Australia.
ING offers a broad range of banking products and services for private individuals, including savings accounts, payments, credit cards, mortgages, unsecured lending, investment solutions and insurance products. We seek to deliver banking that is easy, instant, personal and relevant. We focus on simplifying our services, improving our digital capabilities, and anticipating customer needs to help people manage their financial lives. Our progress is reflected in customers choosing us as their primary bank and in their willingness to recommend us, as indicated by our leading NPS score in five out of ten retail markets.
ING aims to build primary relationships with customers. In Retail Banking, we define this as customers holding an active payment account with recurrent income, plus at least one other active product with us. Earning primary relationships is a key driver of sustainable, profitable growth. It leads to deeper loyalty, significantly higher engagement, greater customer satisfaction and ultimately higher value, as customers choose
ING for a broader set of their financial needs.
Growing the difference means focusing even more on growing value for customers. We continue to expand our offering by developing relevant propositions for our various customer groups and applying a personalised approach enabled by our digital banking capabilities. Our priorities include becoming the bank of choice for Gen Z and affluent customers, expanding subscription-based services that provide superior customer value, diversifying our Private Individuals lending portfolio, and partnering to offer full-service solutions that help homeowners make their homes more sustainable. We are also broadening our investment and savings offering to help customers protect and grow their wealth and manage their financial health more effectively.
We strive to provide a seamless, mobile-first digital experience, engaging customers across their daily banking activities and offering personalised products and services supported by advanced technology and data-driven insights. As mobile adoption continues to grow, customer expectations for digital services are rising. In 2025, 87 percent of customers chose mobile as their primary channel, up from 84 percent in 2024.
This growth has led to an increase in mobile primary customers – defined as customers with at least one mobile interaction through our app or mobile website per quarter. In 2025, in line with our mobile-first ambition, we expanded our mobile primary customer base by over 1 million to 15.4 million.
In 2025, customers visited our digital platforms 8.8 billion times, an increase of 6 percent compared to 2024.
Business Banking
For Business Banking clients, growing the difference means making banking simple, frictionless, and tailored to their needs. Our ambition is to be the first choice for entrepreneurs and businesses to manage and grow their operations. We define success by delivering superior customer value through digital innovation, expert advice, and sector-specific solutions.
Business Banking serves clients in nine markets: the Netherlands, Belgium,
Luxembourg, Germany, Türkiye, Poland, Romania, Australia, and most recently Italy, where we began offering Business Banking services to a select group of customers at the end of 2025 ahead of the wider commercial launch in January 2026.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	31
Our service model addresses both basic and complex needs, offering solutions through a mix of self-service digital platforms and remote or in-
person advisory. Through this approach, we aim to strengthen client engagement and incorporate sector-specific expertise to support informed decision-making.
Across all three segments – Self-Employed & Micro, SME, and Mid-Corps –
we focus on making banking effortless and accessible. As of 2025, we offer digital onboarding journeys, and instant and fast-track lending across six markets: the Netherlands, Belgium, Poland, Romania, Türkiye and Germany.
We aim to combine digital convenience with human expertise, making sure every client, regardless of size, receives the support they need.
Private Banking & Wealth Management
Private Banking, Wealth Management & Investments combines our Private
Banking & Wealth Management activities with our total Retail investments business across Private Individuals, Private Banking and Business Banking
clients. We do this through a scalable investments platform that we are implementing across our Retail markets, designed to meet diverse client needs.
Our Private Banking & Wealth Management offering provides tailored banking solutions to ultra-high-net worth individuals and high-net-worth individuals and their entities in the Netherlands, Belgium, Luxembourg, and Poland. We provide clients with investment solutions focused on managing, preserving, and growing their wealth. Beyond investments, we offer solutions to meet specific client needs, including financial planning, estate planning, real estate financing, and securities-based lending.
Our strategy builds on our strong Business Banking position to serve entrepreneurs and their wealth needs. We continue to invest in digital capabilities to enhance client engagement and provide actionable insights through advanced analytics, while maintaining human expertise through relationship managers supported by product specialists and portfolio managers.
Our investments offering spans all Retail Banking countries, serving mass, affluent, high-net-worth individuals and ultra-high-net worth individuals through a differentiated approach. For Private Individual clients, we aim to provide a fully digital experience with simple onboarding, intuitive tools, and innovative features for first-time investors. For affluent clients, we offer a hybrid model that combines digital convenience with personalised support.
In line with our ambition to make investing personal and accessible throughout Europe, total assets under management and e-brokerage reached €278 billion in 2025, representing a 16 percent increase from
2024.
Wholesale Banking
Growing the difference for our customers means we strive to be the best –
and in this case, the best European wholesale bank. We define ‘best’ as achieving a high net promoter score (NPS), ranking in the industry’s top quartile, leading in sustainability, digital services and employer attractiveness, while delivering sustainable returns. Our work starts with providing corporate clients and financial institutions with the financial solutions they need across their value chains.
In 2025, our Wholesale Banking team was recognised by Global Finance as
Best Bank for Payments in Western and Central & Eastern Europe, and the
Most Innovative Bank for Trade Finance globally. Treasury Management
International named ING as the 2025 Best Bank for Trade & Supply Chain
Finance in Europe, and Global Capital recognised ING as the 2025 Most
Impressive Investment Bank for Corporate ESG Capital Markets and Advice.
Global Reach
ING’s Wholesale Banking network serves clients around the world and operates from 37 countries across three regions: EMEA, APAC and the
Americas.
Sector Expertise
Clients benefit from our sector knowledge of eight sectors and 29 sub-
sectors, including: commodities, food and agriculture; corporate sector coverage; energy; financial institutions; infrastructure and real estate;
sustainable value chains; technology, media, telecom and healthcare; and
transport and logistics. By making use of our target sector research capabilities and our client segmentation model, we aim to help clients navigate the highs and lows of economic cycles. We provide them with relevant advice, data-driven insights and customised, integrated solutions that support their business ambitions.
How we aim to become the best European wholesale bank
We have identified several ‘must-win’ priorities for us to become the best
European wholesale bank and to drive impact for our clients. In
Transaction Services, we are expanding our product foundations to offer more efficient cash management, trade finance, and payment solutions, while diversifying our product mix to support clients’ global operations. In
Financial Markets, we are harmonising our product suite and increasing access to green and conventional instruments, enabling clients to manage risk and fund sustainable growth. And within Capital Markets & Advisory
(CMA), we are broadening our capabilities to deliver tailored financing and advisory solutions, with more teams positioned close to clients for faster, more relevant support.
In 2025 we took another step in strengthening our client offer with the launch of a private markets unit. This will help clients access alternative capital and diversify funding sources.
Alongside our focus on our three core differentiators, this year we also worked towards achieving a fourth: digital. As such, we have advanced our digitalisation efforts to enhance client experience. We expanded self-
service journeys on our InsideBusiness platform, streamlined processes, and introduced new tools to make interactions simpler and faster. At the same time, we equipped our front-office teams with integrated CRM and
GenAI capabilities, combining data, insights, and automation to deliver proactive advice and deepen engagement.
We progressed our capital velocity strategy in 2025, and completed two significant risk transfer (SRT) transactions, enabling us to deploy capital more efficiently and expand our lending capacity. As a result, we are

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	32
better positioned to serve a wider range of clients and pursue new business opportunities, while continuing to manage risks prudently.
Our NPS performance
One of the ways we measure our ability to deliver superior customer value is through the net promoter score (NPS). The NPS indicates whether customers would recommend ING to others. We compare our NPS to selected peers in each market.
The net promoter score is a measure for customer satisfaction and loyalty.
The measure is derived from the survey question on the scale from 0 (not at all) to 10 (extremely likely): 'How likely is it that you would recommend a product or brand to a friend, family member or colleague?' (RB) and 'how likely are you to recommend ING to a colleague or business partner?' (WB).
The score is calculated as the difference between the percentage of promoters (who rate ING as 9 or 10), and detractors (rating ING with a score of 6 or below).
Our ambition is to achieve a number one NPS ranking in all our Retail markets. In 2025, ING ranked number one in 5 of our Retail markets:
Australia, Poland, Germany, Romania and Spain.
We ran an NPS programme in 32 Wholesale Banking (WB) markets throughout 2025, to ensure a broad coverage of our client base, and achieved a 69 percent response rate. ING’s WB NPS score rose to 77 (on a scale of -100 to +100), compared to a score of 74 in 2024. The insights from the survey showed how our sector expertise, global reach and local experts are highly appreciated by clients and important reasons for why they chose ING. We also asked clients how satisfied they were with our product areas, people, processes and digital offering, with the highest scores going to our product offering, relationship management and client support. Off the back of these results, we will continue to prioritise building strong relationships with excellent execution, simplifying and automating our KYC processes and optimising our digital offering.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	33
How we are growing the difference
We focus and continue to work on our four key
enablers that will help us grow the difference:
providing seamless digital services, using scalable
technology and operations, staying safe and
secure, and unlocking our people’s full potential.
Providing seamless digital services
Through our ‘Growing the difference’ strategy, we continue to build on our success of making banking easy. One of the ways we aim to do this is by making banking as frictionless and relevant as possible. We can serve our customers better through our ‘always-on’ channels, data-enabled personalised experiences, and end-to-end digital processes, with human intervention where needed or desired. For Private Individuals, our ING
Banking App enables customers to open accounts in minutes, manage investments, and receive real-time spending insights. In Business Banking, our Mijn ING Zakelijk platform helps SMEs manage payments and link accounting packages seamlessly, while larger corporates benefit from the
InsideBusiness portal, providing self-service access to trade finance and cash management globally. For Private Banking & Wealth Management, clients enjoy secure digital portfolio management and personalised advisory services through our app, which offers tailored dashboards and seamless access to expert support.
We use data analytics and machine learning to personalise digital services, delivering relevant, data-driven insights that help customers make informed financial decisions. As data becomes increasingly central to delivering personal and relevant services, privacy and data security are more important than ever.
Scalable technology and operations
ING uses scalable technology and operations that enable us to reach the market faster, achieve volume more quickly, maintain consistent and higher quality, and enhance productivity. This also helps us attract and retain talent by offering employees the opportunity to not only work with technology but also collaborate across countries and make an impact globally. Scalable technology enables ING to create specific, local propositions that serve our customers, while leveraging ING’s scale in engineering, security, and data expertise.
Scalable technology
ING's technology vision is anchored in the 'Scalable Tech Platform', a unified, integrated foundation. The platform hosts the IT modular components we (re)use across countries and business lines to build and operate customer propositions. It allows ING countries and business lines to introduce propositions quickly, easily, and safely.
To fully unlock the potential of this platform and advance our ambition of
'Banking with Impact', the ING Tech strategy sets out three goals under the leadership of the chief technology officer: increase productivity, excel in customer experience, and be a top employer for engineering talent.
In 2025, we translated these longer-term goals into clear priorities for the years ahead:
▪Operational excellence: Enhancing reliability, reinforcing cybersecurity, and investing in our workforce to ensure resilient and secure operations.
▪Digital product governance: Advancing our digital product capabilities, which contributes further to control, transparency, and strategic alignment.
▪Engineering: Driving an engineering way of working and innovation, including AI-enabled coding.
▪Transformation: Continuing the development and expansion of our scalable technology platform.
▪Data and AI development: Accelerating the responsible and effective use of data and artificial intelligence to unlock new opportunities and efficiencies.
Our scalable technology consists of three core components: ING’s private cloud infrastructure (IPC), our engineering pipeline (OnePipeline), and our banking technology platform.
IPC is where we store and manage applications and data such as channel applications, core banking systems, and other banking applications. We measure IPC adoption by the percentage of physical cores – also known as processing cores or CPU cores – in IPC compared to the total number of physical cores in ING data centres globally. By the end of 2025, 68 percent
(2024: 67 percent) of all physical cores in ING were on IPC. This is in line with our objective to evolve towards a structural hybrid cloud set up, which allows us to optimise our infrastructure landscape by using both private and public cloud to run our applications.
OnePipeline, our continuous integration and delivery pipeline, provides engineers with a consistent and secure global capability to develop, test, and deploy software. At the end of 2025, 90 percent of applications were onboarded to this pipeline (2024: 85 percent) out of the total number of applications registered in our IT management platform across all ING entities.
Touchpoint is part of our banking technology platform. It provides reusable shared services that help engineers build products – like Instant Payments and Open Banking – more quickly and easily. At the end of 2025,

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	34
approximately 81 percent of customer logins used Touchpoint (2024:
approximately 75 percent)
Digital access
In a digital society, customers expect to have round-the-clock access to digital channels, including their banking services. To live up to their expectations, we strive to provide uninterrupted access to our banking services, while allowing for scheduled maintenance and downtime. For
2025, our Retail scope includes Belgium, Germany, and the Netherlands.
The combined digital channel availability for these three countries was
99.89 percent (2024: 99.86 percent).
For Wholesale Banking clients worldwide, the availability for our Inside
Business Payments channel was 99.97 percent (2024: 99.82 percent) and for our Inside Business Connect channel (file transfer), 99.99 percent
(2024: 100 percent.
Scalable operations
Our scalable operations are driven by digitalisation and capability hubs, focusing on becoming fully straight-through processing (STP), removing friction towards a seamless experience for our customers in a safe and secure way. In all we do, our customers are our point of departure. Our processes, both digital and non-digital, are designed and executed to embed excellent customer experience. We apply the same mindset to all our employee journeys.
Digitalising key customer journeys allows us to enable superior customer value at a reduced cost-to-serve, while measuring impact through NPS and cost efficiency. In 2025, our digi index score was 81.8 percent (2024:78.1 percent). The digi index score reflects the average of STP rates of key customer journeys that are handled without manual intervention.
Capability hubs provide shared services and solutions across ING worldwide, leveraging expertise and using scale, and sharing productive, quality services across the ING network. The hubs are located in the
Netherlands, Poland, Romania, Slovakia, the Philippines and Türkiye.
In November 2025, ING opened a new hub in Madrid, Spain.
Through expanded and improved digital services we have reduced friction and increased self service options, including GenAI chatbots. In 2025, we reduced inbound contacts to contact centres by 43 percent (2024: 26 percent).
Data analytics
In 2025, ING Analytics continued to drive our strategy forward by embedding AI and GenAI into our products, process, and interaction in
Retail, Wholesale, and the associated operations. Building on the targeted approach in five priority domains – contact centres, Know Your Customer
(KYC), hyper-personalisation, Wholesale Banking Lending, and software engineering – we scaled solutions and explored new opportunities.
Key milestones include the first large language model (LLM) voicebot experiment and the introduction of machine learning-based client due diligence assessments in Retail Banking. In Wholesale Banking, we prioritised front-office productivity by embedding AI tools, including enhancing liquidity management through machine learning and providing near real-time visibility into client data to support faster, more informed decision‑making.
We continued to advance our platform capabilities in line with ING’s broader transformation objectives. The introduction of a unified data, analytics, AI and agentic environment marked an important milestone in strengthening our data infrastructure. The platform delivers analytics initiatives with greater consistency and efficiency, while simplifying risk assessments and strengthening data governance.
As AI adoption accelerated across 2025, moving from pilots to day‑to‑day use in areas such as analytics, software development and customer service, we strengthened our governance to ensure we scale AI responsibly by establishing a dedicated central AI Risk Committee to oversee emerging risks in new domains such as voicebots and agentic AI capabilities.
We continue to empower our workforce by shifting from AI education to hands-on enablement across three key groups: employees, specialists, and leaders. This year’s data fluency training reached more than 8,700 individual participants across 18 functions in 14 countries. These initiatives aim to ensure ING talent remains at the forefront of responsible and innovative AI adoption.
In Retail Banking, we have introduced GenAI-powered campaigns to improve customer engagement and support sales. These tools are currently live in Belgium, Germany, Spain, Romania, and Poland. In Spain,
early results show positive campaign uplifts. We are also assessing the use of GenAI for educational and awareness content, including illustrated messaging.
In consumer lending, we use AI to assess applicants and process loan applications automatically. We enhanced the mortgage credit decision process in Australia by introducing machine learning-based scorecards.
This improvement enables a more digitised application experience and ensures reliable assessments aligned with our risk appetite.
Our contact centres underwent a GenAI transformation, with chatbots now live in seven countries (the Netherlands, Belgium, Germany, Spain,
Italy, Romania, and Australia).
We integrated analytics and AI into KYC processes across Retail and
Wholesale Banking. Our Secondary Analytics Transaction Monitoring
solution distinguishes between high- and low-risk activity, improving investigations and supporting compliance. The model is live in Belgium, the Netherlands, Romania, and Australia.
We introduced STP 2.0 and a new Risk Assessment Model for customer due diligence, shifting from manual checks to AI-driven risk management.
These solutions are designed to streamline processes, support compliance, and enable dynamic risk scoring and smarter decisions globally.
In engineering, we have implemented GenAI to accelerate software development, improve code quality, and reduce communication overhead.
Staying safe and secure
At ING, trust is the foundation of everything we do. As a digital-first bank, we are entrusted with our customers’ money and personal data.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	35
Safeguarding these assets is essential to maintaining the confidence of our stakeholders.
We operate within a robust risk management framework designed to identify, assess and manage material risks to our business. Our Risk
Appetite Framework (RAF) supports the execution of our ‘Growing the difference’ strategy in a secure, compliant, and responsible manner, ensuring we meet all regulatory obligations.
As we expand our customer base, we remain vigilant in protecting our organisation, our clients and the broader financial system. Our anti-money laundering (AML) activities include customer screening, due diligence and transaction monitoring to detect and prevent suspicious activity. We also continue to strengthen our fraud prevention capabilities, using innovative technologies to reduce fraud-related harm to individuals and society.
Cybersecurity remains a top priority. We continuously monitor the threat landscape and invest in capabilities across all cyber domains – prediction, prevention, detection, response and recovery. In 2025, two Distributed
Denial of Service (DDoS) incidents were reported to the supervisors: one impacted availability for individuals in Belgium, Italy, and the Netherlands, and another caused temporary interruptions in third-party service availability within the Polish mobile payment system. Our Chief
Information Security Office (CISO) organisation maintains 24/7 vigilance, actively monitoring our environment, investigating emerging threats, and taking timely action to protect our customers and essential services.
As a global financial institution, we process personal data from customers, employees, suppliers, and partners. Protecting this data is critical. We continuously evaluate our compliance with evolving data ethics standards and regulatory requirements. We also foster a culture of integrity by encouraging employees to report unethical or unlawful behaviour through secure and anonymous channels.
For more information on ING’s policies and processes to stay safe and secure, see.
Unlocking our people’s full potential
Unlocking our people’s full potential is a key enabler of our strategy as we believe we have an abundance of talent and potential at ING. We attract, develop, retain, and reward the right fit-for-future talents and skills. We strive to deliver a superior employee experience to unlock our people’s time and energy to grow the difference. We are dedicated to fostering a safe and inclusive environment for our 60,000+ employees, as we aim to create a friendly and collaborative workplace that mirrors the diverse world we operate in. This is reinforced by our Orange Culture and Orange
Behaviours. We ask our people to act with honesty, prudence, and responsibility, and that they strive to ‘take it on and make it happen’, ‘help others be successful’, and are ‘always a step ahead’.
In 2025, we continued to focus on unlocking our people’s potential through three strategic pillars: ‘talent & leadership’, ‘culture & organisation’ and
‘employee experience’.
Talent & leadership
To grow the difference and keep ING fit for the future, we need the right people with the right skills and a readiness to learn and develop. In 2025, we launched ING University, our new global learning platform. This brings learning into one place for all ING employees worldwide, making development more accessible, personal, and relevant – so everyone has the skills to thrive today and tomorrow. Alongside this, we have continued
to empower employees to take ownership of their growth through tools like the Individual Development Plan (IDP), available globally to help map personal learning journeys. We also offer high-quality learning content tailored to different roles and ambitions. Employee feedback on learning content is positive, with colleagues actively exploring topics beyond mandatory training – showing appetite for self-driven learning.
Our focused attention on training complements our efforts to build strong, diverse talent pipelines. Through our annual strategic global talent reviews, conducted for approximately 5,000 senior employees, each domain evaluated their contributions to growing the difference and identified the talent, leadership, and capability needs to advance our ING goals and help future-proof our talent pipelines. In 2025, we enhanced this review cycle by integrating near-term and forward-looking assessments of
organisational and people requirements, including future workforce needs, skills, and capacity, as well as future leadership requirements.
One example of how we are building future-ready leaders is our Global
Leadership Accelerator, run in partnership with the IMD Business School, where, following completion, participants are demonstrating increased readiness for senior roles. As we strengthen the talent of today, we can also look ahead with confidence: the International Talent Programme continues to welcome new trainees to ING to develop their banking skills, cultivate professional expertise and support their personal growth. This rigorous, global two-year programme is just one of our investments in strengthening our leadership pipeline.
Our commitment to a fair and transparent performance and rewards process supports our talent and leadership goals. We retained the same focus in 2025 of providing our employees with clarity and consistency.
ING follows a Pay for Performance approach, supported by a five-point performance rating scale in our performance evaluation scheme, introduced in 2024. Remuneration decisions are clearly linked to performance outcomes.
ING began using a structured variable remuneration framework based on our job architecture in 2025. This means all employees eligible for variable remuneration have a variable remuneration target. This provides managers with a decision framework for determining variable
remuneration rewards equitably, while having enough flexibility to differentiate outcomes for individual performance. Employees see increased transparency and can better understand how their personal performance influences their variable remuneration.
Culture & organisation
At ING we aim to unlock our people's full potential through our inclusive culture where everyone has the opportunity to develop and have impact for our customers and society.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	36
Strong mental, social and physical wellbeing is essential for an inclusive environment and a healthy, high-performing and engaged workforce.
We promote flexibility through hybrid working and have introduced healthy 'Working Habits', for which we provide training and resources.
We have also included a Wellbeing Index in our Organisational Health
Index (OHI) survey to track how our people are doing, identify improvement areas, and monitor the link between wellbeing and performance. By prioritising wellbeing and leveraging these insights, we aim to build a resilient workforce and drive a sustainable high-
performance culture.
Equally important is the role feedback plays in sustaining our Orange
Culture. We maintain a continuous listening framework, which gives our people formal channels to provide feedback on our strategy, working conditions, behaviours, and experiences. Our Organisational Health Index is the most comprehensive of these listening tools. In 2025, we held two OHI surveys and received feedback from 80 percent of our workforce. We saw sustained strong organisational engagement among our employees showing that it is desirable to continue with our Orange Culture. The feedback showed that our people continue to value and appreciate their colleagues, the ability to work hybrid, and the opportunities that support their wellbeing.
Employee experience
Employee experience remains a top priority at ING. We believe that delivering a great employee experience is essential to providing excellent customer experience and to attract and retain talent. In 2025, ING continued the collective efforts of the Employee Experience Design Board, which brings together representatives from Human Resources, Facilities
Services, Operations, Information Technology, and Global Communications
to enhance the employee experience globally.
Throughout the year, this group focused on operational excellence and service quality, enabling productivity from anywhere, and using data to prioritise work that matters most. Initiatives included improving the office environment, streamlining facility management ticketing, creating a unified portal for employee support, and empowering employees to be more self-sufficient by simplifying access to information. ING will continue to focus on the moments that matter to deliver a superior employee experience.
Competition
ING is a leading European universal bank with global activities. Our more than 60,000 colleagues based in 40 countries serve nearly 41 million individuals, corporates and financial institutions in 10 Retail Banking and over 100 Wholesale Banking markets. ING’s purpose is to empower people to stay a step ahead in life and in business.
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
There is substantial competition in the countries in which we do business for the types of Wholesale Banking, Retail Banking, Business Banking and
other products and services we provide. In recent years, competition has further increased in both developed and emerging markets. Our largest market is the Netherlands, where our main competitors are ABN AMRO
Bank and Rabobank.
Traditional banks are no longer the sole providers of financial services.
Digital innovation and AI-driven low-cost models are driving competition from fintechs, non-bank lenders, and technology companies. Digital banks are competing for retail customers with user-friendly platforms and low fees, while private lenders – including big tech companies – are taking a growing share of business lending. At the same time, innovations such as digital tokens and stablecoins are reshaping payment systems, moving them beyond traditional banking channels.
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
Statements regarding ING’s competitive position reflect the assessment of
ING’s management about the general competitive landscape in which ING operates.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	37
Sustainability
ING aims to leverage our role as a global bank to
support clients in addressing environmental
challenges, including climate-related and nature-
related risks, because it matters to our company,
our customers, society, and the environment.
For ING, ensuring the resilience and commercial success of our business includes managing climate-related risks while also seizing the opportunities that come with financing the transition.
Climate change mitigation
Climate change mitigation means reducing GHG emissions to limit global warming to 1.5 °C above pre-industrial levels, in line with the Paris
Agreement. For ING, this involves managing the emissions linked to our financing activities.
Climate change adaptation
Climate change adaptation refers to the process of adjusting to current and anticipated climate change and its impacts. It is intrinsically linked to physical risk, as it involves implementing strategies to manage and mitigate the effects of climate-related physical events.
These physical risks can increase the likelihood of defaults and non-
performing loans, exposing ING to financial vulnerabilities through various channels:
▪Wholesale and Business Banking: Damage to infrastructure, operational disruptions, rising costs, and reduced customer demand can lead to lower borrower income and higher insurance premiums, increasing the risk of default.
▪Residential real estate: More frequent and severe climate events may reduce property values, limit insurance availability in high-risk areas, and impair borrowers’ ability to repay mortgages or access renovation financing.
Policies, actions and performance
This section includes the relevant policies and guidelines to address the material impacts, risks and opportunities and the related actions to execute those policies and guidelines.
The Environmental, Social, and Governance (ESG) Risk Policy
The ESG Risk Framework, described in the 'ESG risk’ section, sets out ING’s approach to managing ESG risks as drivers of existing risk types. It is supported by the double materiality assessment (DMA) and the ESG Risk
Policy, which are designed to ensure the implementation of obligations, processes, and control requirements from the framework.
The ESG Risk Policy explains how ING identifies, assesses, mitigates, monitors, and reports ESG-related risks in line with our risk appetite, by considering applicable and material risks and negative impacts across the value chain. It applies to ING Groep N.V. and all majority-owned entities, unless local laws require deviations. The policy considers relevant legislation and guidance, including EBA guidelines on ESG risk management, EBA ITS on Pillar 3 ESG disclosures, CSRD, EU Taxonomy, and
SFDR. It sets objectives, references applicable regulations, and outlines high-level obligations and control objectives for managing ESG risks across the value chain. The ESG Risk Department oversees implementation and compliance.
ESG risks influence financial and non-financial risk types. Therefore, ESG risk management is embedded in existing processes such as credit granting, risk appetite steering, and credit risk management. Local entities adapt global requirements to local regulations and practices, mainly through lending criteria, loan-management systems, and sales procedures.
Actions related to ESG Risk Policy
As part of our risk management cycle (see ‘ESG risk section’), ING proactively mitigates identified risks and negative impacts within its risk appetite. We apply strategies such as reducing, avoiding, accepting, or transferring risk, embedding these measures into policy and procedure updates across risk categories. It is ING’s policy to act in compliance with applicable laws and regulations. The following paragraphs outline key initiatives in business lines where climate change is a material risk.
Retail Banking: Residential mortgages
ING integrates transition and physical climate risks into its mortgage portfolio strategy, risk appetite, lending criteria, and collateral valuation.
Local entities apply the ESG Risk Policy using global guidance, adapting to local regulations and practices.
Key actions include:
▪Customer engagement: Advisory services and duty-of-care procedures promote interest in low-emission buildings.
▪Data collection: ING implemented controls to ensure the mandatory collection of EPC data for new loans and enhancement of existing portfolios through proxy models.
▪Risk appetite: Aligned with business strategy and metrics for managing low-quality EPCs at origination are monitored under the Risk Appetite
Framework, with escalation to the ESG Risk Committee when needed.
Retail Banking: Business Banking lending
ING identifies sectors with higher climate-related risk exposure and supports these through dedicated lending criteria, data controls (e.g., EPC

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	38
data for real estate), and regular monitoring. We engage with clients to understand their business plans and transition-related risk considerations.
In line with our risk appetite, we accept certain transition risks but monitor and manage them through client-specific assessments, exposure limits, and key risk indicators (KRIs). Risks outside our appetite must be mitigated or may not be accepted. Mitigation measures include insurance for physical risks, covenants addressing risk mitigation measures, and incorporating climate risks into collateral valuation. Sector-specific lending policies and data collection enable accurate portfolio assessment and active management.
Wholesale Banking lending
While climate transition-related risks may be more pronounced in certain carbon-intensive sectors, we manage climate-related risks across the entire Wholesale Banking portfolio through the ESG Risk Framework, lending policies, and due-diligence processes. These efforts are supported by quantification methodologies and advanced tools, ensuring that risks are identified, assessed, and managed throughout the full origination-to-
monitoring cycle. Key actions include:
▪Climate Risk Appetite: We assess transition risks at the client level, considering emissions, financial capacity, and transition plans. High-risk clients are managed through risk appetite limits and growth
constraints.
▪Lending policies and steering: Sector lending policies reference the ESG
Risk Policy and apply its minimum requirements. They include ESG factors and transmission channels relevant to each sector, detailing acceptable mitigants to address potential financial risks from ESG factors. Relevant sector considerations may inform lending decisions.
▪ESG risk assessment tool: In 2025, we launched an enhanced ESG risk assessment platform that integrates environmental, social, and governance factors, replacing the previous ESR framework. The tool improves efficiency and consistency in credit granting by enabling users to input supplementary ESG data and automating integration into the assessment process. Further automation and data
enhancements are planned for 2026. The assessment process includes:
–Materiality check: Determines if a client or transaction is likely to have significant ESG impacts or dependencies based on sector data.
–Initial assessment: Evaluates ESG and reputational risks for material factors.
–Qualitative review: Front office identifies mitigants and checks compliance with sector standards and restricted activities.
–High-risk escalation: ESR desk performs due diligence and provides binding advice, which may include additional conditions or a go/no-
go decision.
–Credit risk review: Experts validate ESG factor assessments and mitigants relevant to credit risk.
▪Client engagement and data infrastructure: We engage clients to understand and manage climate-related risks and continuously enhance ESG data infrastructure by integrating internal and external sources. This provides granular insights for portfolio management and supports data-driven solutions.
▪Collateral valuation: Climate risks affecting property values are embedded in valuation, monitoring, and revaluation processes for commercial real estate.
Guidelines and actions addressing our opportunities
Our approach to sustainability-related opportunities is integrated into
ING’s business strategy. This strategic approach ensures that our actions align with our long-term ambitions. Sustainable lending represents a key opportunity for us to grow and differentiate in the market. It enables us to increase sustainable volumes mobilised, expand our renewable energy financing portfolio, and support clients in purchasing energy-efficient homes. In addition, our green funding framework supports eligible financing activities and funding diversification.
To help guide these opportunities and safeguard against greenwashing risks, we have sustainable finance guidelines and implement mandatory instructions that set clear criteria and provide practical guidance tailored to each business line. These instructions ensure reliable and transparent reporting. Where they are still being embedded, we apply additional controls to maintain accuracy and prevent greenwashing.
Wholesale Banking
The Sustainable Finance Guidelines provide ING colleagues with a clear framework for engaging with clients and offering sustainable finance products and solutions. These guidelines are to be followed by all relevant business units when advising clients and structuring products.
All products included in our Sustainable Finance Guidelines must comply with the criteria set out in the mandatory instructions, which define the conditions under which a product can be classified as sustainable. While we are still in the process of fully embedding these instructions, the guidelines are continuously being updated to reflect new product developments and evolving regulatory requirements.
Wholesale Banking offers financing and advisory services tailored to client needs in areas where sustainability-related risk considerations are relevant.
In 2025 we recorded €166 billion of volumes mobilised (2024: €130 billion).
We also see opportunities in financing our clients meeting their energy transition objectives, by financing renewable power generation. Volumes mobilised refer to the total amount of financing, investment and related financial activity that we enable for clients through our products and services, where we plays a role in originating, structuring, coordinating or participating in the transaction. Volumes are measured based on ING’s role in each transaction, with full or pro‑rata recognition when acting as ESG lead to reflect its contribution to mobilising sustainable finance, and recognition of the bank’s own share when participating without a lead role.
Retail Banking
Retail Banking has significant opportunities related to green mortgages and energy-efficient housing. For private individuals, by offering preferential pricing and mortgage extensions or top-ups for properties with better EPC ratings, we can attract customers seeking energy-efficient homes and differentiate our offering in a growing market segment.
Moreover, we can create opportunities by financing renovations that improve energy performance, such as insulation upgrades or installing solar panels, enabling customers to enhance property value and reduce emissions. This not only supports environmental goals but also strengthens borrowers’ financial resilience, as energy-efficient homes typically have lower energy bills contributing to a more robust credit profile.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	39
Similarly, Business Banking lending presents financing products that may support client investments in energy efficiency or renewable energy.
Treasury
Our Global Green Funding Framework promotes opportunities for ING, its investors, and clients on both sides of the balance sheet. On the asset side, we finance eligible green buildings and renewable energy portfolios. On the liability side, we issue green bonds and other funding instruments to diversify funding sources.
The framework aligns with the EU Taxonomy and includes a sustainable asset classification system. As of 31 December 2025, ING Group has € 14.9 billion in green bonds outstanding (2024: € 15.3 billion).
1Own workforce refers to our employees and non-employees (contractors and individuals engaged via employment agencies), also referred to as our 'employees'.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	40
Own workforce
As an employer, we aim to provide a safe and
inclusive workplace. We believe financially healthy
people contribute to a healthy economy and drive
social progress, which is why we aim to support
customers in meeting their financial commitments
now, while building their financial security for
tomorrow. We believe every person deserves to be
treated with dignity and have their interests
considered equally, whether it concerns people in
our own workforce or our consumers and end-
users.
Our own workforce1 is our greatest asset. Unlocking our people’s full potential is a key enabler of our ‘Growing the difference’ strategy as we believe we have an abundance of talent and potential at ING. We succeed when we equip our workforce with the skills and capabilities they need to make significant contributions to the continued and sustainable growth of our business. We seek to create a safe, non-discriminatory and inclusive environment that reflects the world we operate in, and where our employees feel they can belong and thrive.
Own workforce strategy – Unlocking our people’s full
potential
ING strives to provide a safe, non-discriminatory and inclusive workplace where everyone has the potential to grow and develop. This is supported by internal policies, controls and workforce processes, taking into account applicable legal and regulatory frameworks in the jurisdictions in which we operate. We consider both external and internal factors, such as geopolitical forces, evolving technology, and changing employee expectations, as these trends shape our business needs and,
consequently, our strategy. For more on ‘unlocking our people’s full potential’, see our ‘How we are growing the difference'’ section.
The governance of our policies regarding harassment and violence, and of our initiatives supporting wellbeing, employment, and the inclusion of persons with disabilities, is structured in such a way that ING can address its material risks and impacts in a timely and effective manner. These risks, such as harassment and violence, can result in lower employee morale, reduced productivity and harm to ING’s overall reputation and operational instability, as well as potential legal claims with financial consequences. To strengthen our adaptability and resilience, tools and the Organizational
Health Index provide valuable insights that guide the refinement of our policies, inform strategic direction, and support the implementation of regulatory changes. Through ongoing policy reviews, residual risk assessments, and the alignment of processes with evolving regulations, we continuously enhance our capacity to manage both current and emerging risks effectively.
ING maintains policies and procedures intended to address accessibility requirements where applicable.
Policies, actions and performance
As a globally operating bank, we are continuously navigating the complexities of global and local regulations. In some instances, we set general, globally applicable policies to help address the material risks and material negative impacts our workforce may face, with consideration for local laws and regulations which may necessitate tailored local policies to ensure full compliance. ING maintains workforce-related policies designed to mitigate discrimination, misconduct and other workforce-related risks. It is ING’s policy to act in compliance with applicable laws and regulations.
At ING, we denounce all forms of discrimination. Any distinction, exclusion, or preference not based on the inherent requirements of the job is deemed as discrimination.
ING’s workforce policies are aligned with local labour laws and regulations in all countries where we have operations. In countries where local legislation goes further than the principles set out by the Universal
Declaration of Human Rights and ILO Core Conventions, we also apply additional and stricter requirements. In addition, we seek alignment with international standards on human rights (such as the UNGPs) through the implementation of EU directives and the development of internal policies.
We take various actions to further understand the impacts coming from outside ING, and we continuously inform our workforce and leaders on best practices related to developments and learnings. This is exemplified in our collaboration with external organisations to understand the impact of global events, socio-economic movements, and changes in legislation.
Where appropriate, we participate in external assessments to understand our maturity on specific areas and our need for focus and improvement in others. In 2025, ING continued its ‘Advocate’ status in the annual
Workplace Pride global benchmark, the highest ranking possible for an organisation.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	41
Actions on training and skill development
Through our engagement with our workforce, we understand that to drive meaningful change, we must attract, develop, and retain fit-for-future talents. That is why we offer both scalable and curated learning and development opportunities tailored to our employees’ roles and growth, helping us meet our current and future skills and capability needs. In 2025, we launched our internal ING University - a global learning platform powered by a newly introduced learning technology. It brings learning into one place for all employees, including domain-level academies, mandatory and non-mandatory learnings (online and in-person) and both formal and informal development opportunities. In 2025, we continued our focus on talent development. This year, we performed strategic talent reviews across the bank for more than 5,000 senior roles in order to better identify and understand the leadership, skill, and capability needs of our domains to grow the difference.
Workforce characteristics
ING has no employees with non-guaranteed working hours, as employees with on-call agreements have agreed fixed hours and are treated as full-
time or part-time employees. We also examine other contextual information and methodologies for data compilation to aid in understanding our workforce characteristics. For example, we measure turnover on a monthly basis as it has the potential to impact operational effectiveness. In 2025 total turnover was 9 percent, no change compared to 2024. Additional disclosures include breakdowns by region for full-time and part-time employees, in order to obtain a comprehensive insight into our employment practices and impacts. The related staff expenses and the number of own employees are disclosed in note Note 25 'Staff expenses' to the consolidated statement of profit or loss.
Actions on privacy
With regard to safeguarding our employees' wellbeing against the risk of unauthorised access, misuse, or exposure of personal data like address, remuneration, review assessment scores, outside interests or concerns raised, we have a Global Personal Data Protection Internal Policy in place.
See the 'Consumers and End Users' section for more details on our policy and actions regarding privacy.
Whistleblower Policy
Regarding the risks and negative impacts related to ‘measures against violence and harassment’, our Whistleblower Policy provides instructions on treating concerns in a careful and proportionate manner, aimed at ensuring that ING takes appropriate, lawful, and timely action in case of concerns related to human rights by or within ING. Read more about our
Whistleblower Policy in the ‘Business conduct’ section.
Our actions against violence and harassment in the workplace
We are committed to upholding both the requirements set by human rights, laws, and regulations, as well as the exacting standards of our
Orange Code and Global Code of Conduct, through which we can fulfil our purpose of empowering people while countering potential negative impacts and risks related to, for example, violence and harassment. Read more about our Global Code of Conduct in the 'Business conduct' section.
In line with our Whistleblower Policy and related control standards, we categorise and monitor all reported concerns. This overview reflects issues raised through our dedicated whistleblower channel concerning our own workforce. All whistleblower reports received and addressed are reported quarterly by the ING Group Chief Compliance Officer to the Supervisory
Board Risk Committee.
Whistleblower concerns are grouped into categories that link to internationally recognised human rights:
▪Discrimination;
▪Aggression, violence, and bullying;
▪Breach of confidentiality and data privacy related to an employee;
▪(Sexual) Harassment;
▪Work-pressure/unrealistic targets; and
▪Retaliation
To understand if any of the whistleblower cases concern a severe human rights incident, we apply three elements of severity: scale, scope, and the remediability of the impact to the whistleblower categories mentioned above. Based on our assessment, no severe human rights incidents connected to our own workforce were identified in the reporting period
(2024: nil).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	42
Consumers and end-users
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
We are committed to ensure fair access, transparent communication, and respect for customer rights, while mitigating risks related to information access, social inclusion, and privacy. These topics are especially relevant for customers in vulnerable positions, such as elderly individuals or those with temporary or permanent disabilities, chronic illness, or reading difficulties, who may be more susceptible to harm or exclusion without appropriate care.
Customer strategy: Superior customer value
We strive to make banking easy, instant, personal, and relevant so customers can stay up to date with all that ING offers. We aim to clearly price products and services, avoid complicated jargon, and always be accessible. And as part of our accessibility strategy of ‘Leave no one behind’, we strive for the inclusion of all our customers, with and without disabilities.
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
Policies, actions and performance
Customer Centricity Policy
ING offers customers a large variety of financial products and services, so we face different risks and are subject to a multitude of regulations. Our
Customer Centricity Policy (CCP) helps in preventing and mitigating impacts and risks regarding the topics of social inclusion and access to quality information, including mis-selling and unfair customer treatment.
For instance, we want all our customers to have equitable access to our products and services, including persons with disabilities, which is why we strive to comply with the procedures of our policies and apply controls.
After rolling out the first version of the CCP in 2024, we updated the policy this year to bring elements such as discrimination and access to banking into the Compliance Risk Framework. In practice, this means we apply global minimum standards for these issues, which aim to support us in identifying severe human-rights incidents in the future. Our governance framework, supported by continuous policy reviews, risk assessments, and regulatory change implementation, enables us to address material risks related to discrimination, inclusivity, and access to information in a timely and effective manner.
The CCP defines high-level obligations to ensure ING handles risks appropriately and in line with regulations. We want to offer products and services suitable for our customers throughout the whole relationship lifecycle at a fair price, considering the market, costs, and risks. We monitor internal controls and processes, such as our Product Review and
Approval Process (PARP), in which relevant elements of customer centricity are considered and challenged. The CCP requires us to communicate information on products and services in a clear and non-misleading manner, and provide services and trusted advice through professionals with the necessary knowledge and expertise. In doing so, we also consider the ESG risks and impact of our products and services on customers.
Having a global CCP enables us to align and assess whether customer centricity is applied to all products and customers across ING. Norms we formalised into minimum standards include the need to only create and sell products that are in the interests of customers and society, an aligned standard on complaints processes, the provision of clear and accessible information that is at all times fair and not misleading, and the assessment of the needs of individual customers – both when we sell a product and when the customer uses a product. With these, we aim to mitigate potential and actual financial distress for individual customers, resulting from not having access to products, services and/or quality information.
Complaints and remediation process
In addition to our general engagement activities, we use our complaints channels to gain a clearer picture of the impacts we have on our customers. The insights we gain from complaints help us implement structural improvements in our products and processes. The CCP sets out the minimum requirements for complaints procedures across all ING entities, including the need for transparency about the process and keeping customers informed of the progress in handling their complaint.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	43
All complaints must be assessed regularly, and root cause analyses must be carried out to mitigate the risks of customer harm. The CCP also aims to ensure that customers can raise complaints about ING’s financial products through third parties, including distributors, brokers, and manufacturers. There are several ways our customers can file a complaint. Within nearly all our Retail markets there is at least one assisted channel available (e.g. call centre, branch, human chat, social media), and at least one self-service channel (e.g. mail, e-mail, online channels app and web) where customers can file a complaint, which will then be handled by a human agent.
Customers are made aware of these channels via publicly available information e.g. ING websites (FAQs and search engine) and via the Terms
& Conditions provided to customers during onboarding. Furthermore, a call centre, branch and/or a chat agent can provide further information regarding the complaints processes when a customer contacts ING. We value our customers and take their concerns seriously. While this is not embedded in our customer-focused policies, we do not tolerate retaliation by any employee. For our anti-retaliation measures included in our
Whistleblower Policy, see the ‘Business conduct’ section.
We manage complaints primarily through contact centres and when possible complaints are solved on initial contact. If unresolved, they escalate to specialised teams. We evaluate the complaints handling process, for instance, through an assessment of the time it takes to resolve complaints and how frequently we do so. A change in products, financial compensation, and/or apologies can help to address any negative impacts on customers. We analyse complaints to implement structural changes in products, processes, policies, procedures, and communication, and involve relevant risk parties and internal stakeholders as needed. We have established channels and procedures to ensure that customers are aware of and have confidence in our complaints procedures. However, we do not assess this confidence separately. Instead, if concerns about our complaints procedures are raised, we consider these within our broader evaluation of customer concerns.
Over the course of 2025, ING implemented a minimum set of
standardised labels on human rights (like discrimination, accessibility, privacy), customer centricity and ESG. These labels are applied to complaints, further enabling us to perform root-cause analyses and to rectify service breakdowns, improve the customer journey, address potential human rights issues and provide appropriate remedy, help senior management better understand customer protection and further strengthen customer trust.
An assessment for severe incidents was conducted using our internal issue management system. Through this process no severe human rights incidents were identified in 2025.
Actions on access to quality information and social inclusion
ING has implemented the requirements of the European Accessibility Act and remains committed to further optimising and improving accessibility across all customer‑facing services in our EU Retail Banking countries. This implementation is supported by a dedicated accessibility team, whose main objectives are to safeguard accessibility within ING, raise awareness of this topic, and provide advice and coordination across countries.
We strive to make ING more accessible and inclusive for our customers. For example, we have introduced voice-activated ATMs in certain countries to help people with visual impairments to withdraw money. We also issue bank cards with a physical notch that allows customers with visual impairments to quickly identify the correct card by touch. In certain countries, customers with visual impairments can also use screen readers
– software applications that read aloud on-screen information.
To further mitigate potential material negative impacts and risks related to social inclusion, we are collaborating with the United Nations Environment
Programme Finance Initiative (UNEP FI) under the Principles for Responsible
Banking to contribute to setting a measurement standard for financial health impact for our industry. As a founding signatory of the
Commitment to Financial Health and Inclusion, we aim to reduce financially vulnerable or unhealthy households. We use technology to create innovative digital tools that encourage customers to build savings and manage their expenses, which have been implemented in multiple
European locations. For more information on financial health, see ing.com.
Compliance policies, such as the CCP, are implemented in the locations we operate in. Outcomes of our monitoring, complaints analyses, event analysis or regulatory interactions, are recorded as an issue in our global database. We monitor and address issues on a local and global level. In addition, CCP standards and compliance risks are subject to continuous monitoring and, in line with our risk-based approach, undergo periodic assessment and measurement. In relation to products and services, we perform periodic reviews in the context of the Product Approval and
Review Process, which may lead to the remediation of a product if, for example, it is considered unfit for our customers.
Global Personal Data Protection Policy
Just as we strive to enable customers to engage with ING without issue or interruption, we aim to protect the personal data they provide to us throughout their ING journey. In line with the EU's General Data Protection
Regulation (GDPR) and other applicable data protection requirements, ING aims to only process personal data for a specific business purpose in a fair and lawful manner, observing the rights and liberties of data subjects in scope of our activities. To fulfil this ambition, ING has implemented a
Global Personal Data Protection Policy (GPDP), which reflects the requirements based on laws and regulations, industry standards, and ING’s internal risk appetite. This GPDP contains specific requirements and controls, which ensure the necessity and accuracy of the personal data
ING is processing. The GPDP helps in preventing and mitigating impacts and risks regarding the topic of (data) privacy.
It is our policy to have operational flows in place regarding data subject rights (such as the right to access personal data, right to erase personal data that no longer needs to be retained, right to object to data processing etc.), and to ensure that these rights are adequately provided to all individuals whose personal data is subject to processing. This means ING has implemented operational flows to handle requests – such as access to personal data, amendments/corrections, or objections to data processing –
promptly and in line with regulatory requirements.
In accordance with our policies, we strive to be transparent about what we do with the personal data of customers, employees, suppliers and business partners, as well as who we share personal data with and why. We want

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	44
our business entities, support functions, and the third parties we engage with, to grant a level of protection to the data subject equivalent to that guaranteed by the GDPR, especially if personal data is transferred outside of the European Economic Area. Part of the data protection scope is that personal data is managed in a safe and secure manner, in line with current information security standards. For more information, see the Privacy
Statement on ing.com.
Actions regarding Privacy
ING manages personal data protection and retention risks and impacts via the Global Data Protection and Global Record Retention and Deletion
frameworks and control standards. Potential material impacts are identified and addressed by relevant data protection risk assessments such as:
▪The Data Protection Impact Assessment – performed at processing activity level and allows for an in-depth scrutiny of personal data processing activities in line with applicable regulations and data protection principles;
▪The Legitimate Interest Assessment – performed to assess whether ING can rely on legitimate interest as a lawful basis in case of certain personal data processing activities. In the case of this assessment the legitimate interests of ING are considered and balanced against the interests and rights of individuals in scope of the processing; and
▪The Transfer Impact Assessment – performed in case personal data is transferred to a non-EEA country. In this case the soundness of contractual and technical protective measures and controls is assessed.
All assessments mentioned lead to concrete risk identification and impact mitigation measures, which are implemented on a granular level (business process- or IT asset-level). This enables ING to continuously identify, manage and limit relevant data protection risks, as data protection risk assessments represent an integral part of defining new business processes or introducing changes to existing ones.
Equally, personal data protection considerations are assessed and documented at product level, within the PARP process. The data protection framework includes policies and control standards that are continuously monitored and, in line with our risk-based approach, periodically assessed and measured.
In the case of security incidents impacting personal data (e.g. data breaches) it is our policy to take the necessary containment and mitigation measures as soon as possible after identifying such an occurrence. As part of this policy we assess related data protection risks and impacts, and determine whether external reporting to supervisors is required, ensuring compliance with regulatory requirements. Based on the incident’s impact and risk, we conduct ‘lessons learned’ sessions to improve workflows and prevent similar future occurrences, strengthening the protection of customer personal data. These lessons learned take into account, first and foremost, the potential or actual impact of a data breach occurrence on affected customers.
The effectiveness of our data protection and retention controls is monitored and tested periodically as part of the ING Key Control Testing framework. Data protection and retention controls are managed in line with implemented data protection governance. Dedicated first- and second-line teams, along with the Data Protection Executive Office and
Data Protection Compliance, support relevant business process, asset and contract owners in identifying and managing data protection and retention risks, including implementing appropriate mitigation measures.
For 2025, we delivered relevant improvements of the personal data protection framework, focusing on implementing controls for data retention and deletion, and enhancing the Data Protection Policy. We continuously optimise data protection processes to ensure data protection requirements are embedded in relevant business processes in full compliance.
Metrics and targets
We aim to limit the number of complaints and/or breaches related to access to quality information, social inclusion, data privacy, and associated reputational risks. If these occur, we take actions to remediate risks and impacts, as described in the previous paragraph. For our reputational risks, we have a Compliance Risk Framework, which contains risk appetite indicators used for internal monitoring.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	45
Business conduct
Our culture drives the way we do business and
impacts all our stakeholders. We are guided by
ING’s Orange Code, which sets our values and
behaviours and ensures we work with integrity,
transparency, and high standards of business
ethics. Our employees are encouraged to speak up
and report concerns, and have a zero-tolerance
approach to any form of bribery and corruption.
Business conduct refers to the way we do business. Our Global Code of
Conduct reflects the standards we must adhere to, and includes our values, principles, and ethical standards. Business conduct includes matters such as business ethics and corporate culture, including anti-
corruption and anti-bribery, and the protection of whistleblowers – and these are the specific sustainability matters we have identified.
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
and guidelines are much more specific and state the rules in more detail.
The ING Global Code of Conduct is the link between the Orange Code and the main ING policies and guidelines.

Our values and behaviours	Main ING policies and procedures

Business Conduct Framework

The Orange Code is a manifesto that describes our way of working. It comprises our values and behaviours	Orange Code	ING Global Code of Conduct	Whistleblower Policy
Global Investigations Charter

Zero tolerance on corruption and bribery	Anti-bribery and Corruption Policy	ABC High-Risk Roles Guidance	Global Event Management Procedure

The table above outlines the main policies and procedures within ING's
Business Conduct Framework, with key policies highlighted in bold. All policies are subject to Internal Control Binding Principles (ICBP), which set the standard for the entire lifecycle of the policy and apply to all ING
Business Units (i.e. all branches and majority-owned subsidiaries of ING
Groep N.V.). In accordance with ICBP, policies are reviewed in full at a minimum every three years (unless otherwise approved), and checked, at least annually, for alignment with relevant laws and regulations and current practice. Policies, procedures and guidelines are available and easily accessible for all staff on the ING intranet. The Orange Code and
Global Code of Conduct are available for external stakeholders on ing.com.
In addition to the abovementioned policies, ING has several internal processes and guidelines in place to provide guidance towards the actions and monitoring of the risks and policies.
The following processes and guidelines are linked to the global policies:
▪The Global Investigations Charter specifies which incidents are to be investigated under the local or global responsibility of Corporate Special
Investigations (CSI), and how the investigation is to be initiated, conducted, and resolved. It defines the governing principles for organising, managing, and conducting the investigations function within ING.
▪The Global Event Management Procedure outlines the processes for the management of operational risk events, as well as the roles and responsibilities for mitigating the impact of such identified events and their related reporting.
▪The AB&C High-Risk Role Guidance defines job activities considered to be at risk or vulnerable from the bribery and corruption risk perspective, and provides the basis for enrolment to the AB&C HRR training.
Training and awareness are of great importance for policies to be effective.
To this end, we have developed global mandatory training for business conduct-related policies.
The Orange Code
The Orange Code describes what we can expect from each other when we turn up to work each day. It is a set of standards that we collectively value, strive to live up to, and invite others to measure us by. The Orange Code comprises the ING values and the ING behaviours:

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	46

Values	Behaviours
We are honest	You take it on and make it happen.
We are prudent	You help others to be successful.
We are responsible	You are always a step ahead.
The Orange Behaviours are embedded in commitments we make to each other and the standards by which we measure each other’s performance.
ING’s Global Code of Conduct
Building on the values and behaviours of our Orange Code, the ING Global
Code of Conduct outlines the 10 conduct principles expected from employees. The Global Code of Conduct aims to prevent and protect our employees from making unethical and/or illegal decisions within ING’s day-to-day business. Prevention of bribery & corruption (AB&C), and whistleblowing (speaking up), are among those 10 core principles. Conduct principles are further governed via their respective policy frameworks.
ING launched a new global mandatory training on the Global Code of
Conduct in 2025, and new joiners are expected to undertake the training upon joining ING. At the conclusion of the e‑learning module, employees are required to acknowledge their understanding of and commitment to complying with the Global Code of Conduct, which is actively monitored.
Risk culture
At ING, we attach great importance to a sound risk culture, which is essential for performing our role in society responsibly and for keeping the bank safe and secure. We determine our risk culture as: the way in which employees identify, understand, discuss, and act on many financial and non-financial risks we are confronted with every day. On an annual basis, we monitor the progress of our risk culture maturity and furthermore, risk culture is actively discussed by the Management Board Banking and the
Supervisory Board on a bi-annual basis. In 2025, ING further strengthened its risk culture by promoting organisational learning as a bank-wide priority with a key focus on enhancing lessons learned practices.
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
Behavioural risk interventions
Based on the results of the executed behavioural risk assessments, interventions are taken to mitigate the behavioural risks in a focused manner. Effective mitigation requires a deep understanding of what drives undesirable behaviours. Behavioural and organisational science theories and evidence-based techniques and tools play an important role in designing and facilitating interventions.
Whistleblower Policy
At ING we systematically look for ways to enhance and harmonise our
‘speak up’ channels. Speak-up concerns can be reported via a variety of channels, in particular to managers, HR, confidential advisers,
Whistleblower Reporting Officers or via our (anonymous) whistleblower reporting platform. We want our employees to feel safe to raise concerns and to be confident that we will adequately address reported concerns.
We encourage and support employees in raising whistleblower concerns through any reporting channel. All reports are handled with the highest level of confidentiality, and we clearly communicate reporters’ rights and responsibilities. Concerns reported via a whistleblowing channel are, when in scope of the Whistleblower policy, reviewed by an ING Whistleblower
Reporting Officer to assess if there is sufficient ground for an investigation.
The global Whistleblower Policy and procedure, together with the Global
Investigations Charter, set out the minimum requirements to ensure concerns are handled fairly, timely, proportionately, and with care.
Robust anti-retaliation measures are in place to protect whistleblowers.
ING does not tolerate any form of retaliation by any employee, including
(senior) management. It is strictly prohibited to retaliate against a reporter or anyone providing information or assisting in an investigation.
External parties can report suspicions and complaints on misconduct or behaviour via the pages ‘Whistleblower policy’ (shareholders and suppliers)
and 'Complaints about our conduct' (customers and other stakeholders)
on ing.com.
There is a global mandatory training for employees to educate them on the whistleblower channel, anonymity and confidentiality, their rights and responsibilities as reporters, the importance of awareness on retaliation, and how the follow-up on concerns is handled. We actively monitor the timely completion of the e-learning. Alongside the global support community, a specialist learning journey provides Whistleblower Reporting
Officers with a one‑stop resource for mandatory obligations, investigative interviewing, guidance, and templates.
ING entities have created local policy annexes where necessary in case of specific local legal requirements based on the transposition of the EU
Directive 2019/1937 on the protection of persons who report breaches of
Union law/Whistleblowing into national law.
Anti-bribery and Corruption Policy
We are committed to doing business in an honest, prudent and responsible manner and aim to ensure compliance with applicable AB&C laws and regulations. ING’s AB&C Policy outlines the obligations, key risks,

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	47
and control objectives that are necessary to ensure that bribery and corruption risks are identified, assessed, managed, and monitored accordingly.
ING has a zero-tolerance approach to bribery and corruption in all its relationships and business dealings. ING does not permit accepting or paying bribes or offering improper inducements or anything that could be perceived as such. ING expects the same from its business partners and third parties that perform services or deliver business on its behalf.
Investigations into possible breaches of anti-bribery regulations are the responsibility of CSI, as we want to ensure independence, objectivity, impartiality, and confidentiality. ING entities are required to report instances of bribery and/or corruption, in accordance with the Global Event
Management Procedure. This includes reporting to the Management Board
Banking and chairperson of the Supervisory Board.
ING has a key risk indicator in place to monitor its zero-tolerance policy on bribery and corruption by ING employees or third parties on a monthly basis. Reporting is based on event data from ING’s Non-Financial Risk (NFR)
Management tool, iRisk, which captures NFR-related events and provides standard reports for risk monitoring.
During 2025, there were no instances of convictions and fines related to violations of AB&C laws (2024: nil).
ING published an updated AB&C Policy, effective 1 July 2025, on our intranet and on ing.com. The policy is aligned with relevant local and international laws, including the US Foreign Corrupt Practices Act and the
UK Bribery Act.
Global mandatory training on AB&C has been designed to provide all employees, including contingent workers, with an understanding of the bribery and corruption risks faced by ING, the risks they may be exposed to, and how ING manages these risks. New joiners are expected to undertake the training on joining ING. The goal of the training is to enable the learners to:
▪recognise the importance of our role in fighting bribery and corruption;
▪understand the consequences of bribery and corruption on society and the organisation;
▪recognise how we identify, manage, and mitigate potential bribery and corruption risks; and
▪escalate any suspicious behaviour or suspicions of potential bribery or corruption risks through appropriate channels.
ING has an approach to identify the roles with an increased exposure to bribery and corruption risks, known as High-Risk Roles (HRR's). The HRR
Guidance defines, in detail, the job activities considered to be at risk or vulnerable from a bribery and corruption risk perspective. For more information on the criteria, see ‘Definitions of our environment, social and governance metrics’ in the Appendix to the Executive Board report.
Employees in a High Risk Role (HRR) are enrolled in a targeted e-learning
(updated November 2025). It covers the following key areas of activity:
▪AB&C regulatory requirements relating to anti-bribery and corruption, the risks for the financial industry, and the impact of a regulatory breach;
▪ING gifts & entertainment rules;
▪enhanced risks associated with public officials; and
▪bribery and corruption risks in the hiring process; and when engaging with third parties.
Both the global mandatory and HRR training completion by employees is monitored. In 2025 97 percentof employees completed the global mandatory training on AB&C (2024: 98 percent and 89 percentof eligible employees completed the HRR training (2024: 89 percent).
In 2025 the management boards and Supervisory B were offered a training session that:
▪provided an overview of global AB&C laws along with business activities vulnerable to bribery and corruption risks;
▪reinforced the critical role of leadership in upholding ING’s zero-
tolerance stance on bribery and corruption; and
▪fostered interactive group discussions that highlighted bribery and corruption risks.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	48
Regulation and Supervision
The banking and broker-dealer businesses of ING are subject to detailed and comprehensive supervision in all of the jurisdictions in which ING conducts business.
Regulatory agencies and supervisors have broad administrative power and enforcement capabilities over many aspects of our business, which may include liquidity, capital adequacy, permitted investments, ethical issues, money laundering, anti-terrorism measures, privacy, recordkeeping, product and sale suitability, marketing and sales practices, ESG, remuneration policies, personal conduct and our own internal governance practices. Also, regulators and other supervisory authorities in the EU, the
US and elsewhere continue to scrutinise payment processing and other transactions and activities of the financial services industry through laws and regulations governing such matters as money laundering, anti-
terrorism financing, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures.
As discussed under “Item 3. Key Information - Risk Factors”, as a large multinational financial institution we are subject to reputational and other risks in connection with regulatory and compliance matters involving these countries.
European Regulatory framework
The Single Supervisory Mechanism (“SSM”) is the first pillar of the Banking
Union and has been operational since 4 November 2014. The SSM consists of the European Central Bank (“ECB”) and the national competent authorities of the participating EU member states. The main objective of
European banking supervision is to ensure the safety and soundness of the
European banking system, enhance financial integration and stability and ensure consistent supervision. Under the SSM, the ECB is the main prudential supervisor of ING Group and ING Bank. The ECB's responsibilities include tasks such as market access, compliance with capital and liquidity requirements and governance arrangements. National competent authorities, including the Dutch Central Bank (De Nederlandsche Bank or
“DNB”) for ING Group and ING Bank, remain responsible for supervising tasks not transferred to the ECB such as financial crime and payment supervision.
The SSM is complemented by the second pillar of the Banking Union, the
Single Resolution Mechanism (“SRM”), which consists of the Single
Resolution Board (“SRB”) and the national resolution authorities. The SRM has been fully responsible for the resolution of banks within the Eurozone since 1 January 2016.
As the third pillar of the Banking Union, the EU wants to further harmonise the regulation for Deposit Guarantee Schemes (DGS). One of the key
elements is the creation of ex-ante funded DGS funds, financed by risk-
weighted contributions from banks. Since 2015, the EU has been discussing a pan-European (or pan-banking union) DGS (the European
Deposit Insurance Scheme (EDIS)), which would (partly) replace or complement national compensation schemes, but there is no EDIS yet as political negotiations have stalled. On 18 April 2023, the European
Commission published the proposals for the revision of the common framework for bank crisis management and deposit insurance (CMDI) that focuses on small and medium-sized banks, but will affect all banks in the
EU. The CMDI framework consists of the Bank Recovery and Resolution
Directive (BRRD), the Single Resolution Mechanism Regulation (SRMR) and
the Deposit Guarantee Schemes Directive (DGSD). On 25 June 2025, the
Council and the European Parliament reached political agreement on the reformed CMDI framework. The co-legislators are now expected to finalise the legal text, after which the revised framework will be formally adopted and enter into force.
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
Global Regulatory Environment
There are several legislative and regulatory proposals that could impact
ING globally, in particular the proposals of the Financial Stability Board and the Basel Committee on Banking Supervision at the transnational level and a growing set of supranational directives and national legislation in the
European Union (see “Item 3. Key Information - Risk Factors - We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability"). The aggregated impact and possible interaction of all these proposals is difficult to determine, and it may be difficult to reconcile them if they are not aligned. The financial industry has also taken initiatives through guidelines and self-regulatory initiatives.
Dodd-Frank Act and other US Regulations
ING Bank has a limited direct presence in the United States through the
ING Bank Representative Offices in New York, Dallas, Houston, and Los
Angeles. Although the offices’ activities are strictly limited to essentially that of a marketing agent of lending and other similar products (i.e. the offices may not take deposits or execute any transactions), the offices are subject to the regulation of the State of New York Department of Financial
Services, the State of Texas Department of Banking, the California

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	49
Department of Financial Protection and Innovation, respectively, as well as the Federal Reserve. ING Bank also has a subsidiary in the United States,
ING Financial Holdings Corporation, which through several operating subsidiaries offers various financial products, including lending, and financial markets products. These entities do not accept deposits in the
United States on their own behalf or on behalf of ING Bank N.V.
The ING subsidiary, ING Capital Markets LLC, is registered as a U.S. swap dealer and subject to a statutory regulatory regime and CFTC rules and oversight. As a result, it is subject to, among others, business conduct, record-keeping and reporting requirements, as well as margin requirements and capital requirements. In addition to the obligations imposed on registrants (such as swap dealers), other requirements relating to reporting, clearing, and on-facility trading have been imposed for much of the off-exchange derivatives market and new risk management requirements have been proposed focused on business continuity generally. The proposed new risk management requirements could impose significant compliance costs to the extent inconsistent with the existing group-wide framework.
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
Dodd-Frank continues to impose significant requirements on us, some of which may have a material impact on our operations and results, as discussed further under “Item 3. Key Information - Risk Factors - We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability”.
Basel III has been implemented in the EU and is currently applied by ING
In all jurisdictions where the bank operates through a separate legal entity that is a credit institution, ING must meet the local implementation of
Basel requirements. ING uses the Advanced and Foundation IRB Approach for credit risk, the Internal Model Approach for its trading book exposures and the Standardised Measurement Approach for operational risk. A small number of portfolios including certain sovereign exposures are reported under the Standardized Approach for credit risk.
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
Banks are required to hold a “capital conservation buffer” to withstand future periods of stress. Basel III also introduced a “countercyclical buffer”
as an extension of the capital conservation buffer, which permits national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III  strengthened the definition of capital that had the effect of disqualifying many hybrid securities, as well as increased capital requirements associated with certain business conditions (for example, for credit value adjustments (CVAs) and illiquid collateral) as part of a number of reforms to the Basel II framework. In addition, the Basel
Committee and Financial Stability Board (“FSB”) published measures that have had the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, “systemically important financial institutions” (SIFIs), in addition to the Basel III requirements otherwise applicable to most financial institutions. One such measure, published by the FSB in November 2015, is the Final Total-Loss
Absorbing Capacity (TLAC) standard for G-SIFIs, which aims for G-SIFIs to have sufficient loss-absorbing and recapitalisation capacity available in resolution. Since 2011, ING has been designated by the Basel Committee and FSB as a so-called “Global Systemically Important Bank” (G-SIB, or
Global Systemically Important Institution - G-SII in the European
legislation), and by DNB and the Dutch Ministry of Finance as a “other
SII” (O-SII) . Since December 2020 DNB has required ING Group to hold O-SII
Buffer in addition to the capital conservation buffer and the countercyclical buffer described above. ING Group is subject to O-SII Buffer of 2.0% (from
31 May 2024 when DNB lowered it from 2.5% that applied previously). In
December 2025 DNB announced that it reviewed the identification and buffer requirements for systemically important banks, and maintained
2.0% O-SII Buffer requirement for ING. The higher of G-SIB or O-SII buffers applies, hence ING Group's risk-based capital requirements are not affected by G-SII Buffer of 1%. However 50% of G-SII buffer increases ING's
Leverage Ratio requirement from a regular 3.0% (3.1% with 0.1% Pillar 2 requirement from 1 January 2026) that applies to non G-SII banks to 3.5%
(3.6 % including 0.1% Pillar 2 requirement from 1 January 2026).
For European banks the Basel III requirements have been implemented through the Capital Requirement Regulation (CRR) and the Capital
Requirement Directive (CRD). The CRD IV regime entered into effect in

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	50
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
CRR II / CRD V and BRRD II
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
CRDV was implemented in Dutch law in 2020. The Banking Reform Package introduced changes to the CRR, CRD IV, the Bank Recovery and Resolution
Directive (BRRD) and the Single Resolution Mechanism Regulation (SRMR).
The Banking Reform Package covered multiple areas, including the Pillar 2 framework, the introduction of a leverage ratio requirement of 3% and a leverage ratio buffer requirement of 50% of the G-SIB buffer requirement
(applicable per 1 January 2023), a binding Net Stable Funding (NSFR) ratio based on the Basel NSFR standard (including adjustments with regard to
e.g. pass-through models and covered bonds issuance), mandatory restrictions on distributions, permission for reducing own funds and eligible liabilities, macroprudential tools, a new category of ‘non-preferred’ senior debt, the minimum requirement for own funds and eligible liabilities
(MREL) and the integration of the TLAC standard into EU legislation.
Further, the EBA obtained a mandate to investigate how to incorporate environmental, social, and governance (ESG) risks into the supervisory process and what the prudential treatment of assets associated with environmental or social objectives should look like.
Whilst the Banking Reform Package was being developed, the ECB introduced the Targeted Review of Internal Models (TRIM) in June 2017 to
assess reliability and comparability between banks’ models for calculating each bank’s risk-weighted assets (‘RWA’) used for determining certain of such bank’s capital requirements. In July 2019, the ECB published the final chapters of the guide to internal models, covering credit risk, market risk and counterparty credit risk. These risk type-specific chapters are intended to ensure a common and consistent approach to the most relevant aspects of the regulations on internal models for banks directly supervised by the ECB. Additionally, they provided transparency on how the ECB understands the regulations on the use of internal models to calculate own funds requirements for the three risk types. Impact on ING is through more stringent regulation on the end-to-end process and governance around internal models as well as an increase of risk weighted assets
(RWA).
In 2020, the last TRIM ECB inspection ended. Most of the remedial actions triggered by the TRIM assessments resulted in the redevelopment of the credit risk models and were addressed. Most remedial actions have been implemented, with limited remaining.
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
CRR III / CRD VI
On 27 October 2021, the European Commission published a legislative proposal to review the EU’s CRD/CRR framework. The review consisted of the following legislative elements: a proposal to amend CRD V ("CRD VI"), a proposal to amend CRR II ("CRR III"), and a separate, targeted proposal to amend CRR II in the area of resolution.
This proposed legislative review was to implement the final Basel III framework – agreed at the end of 2017 - in the EU. The revisions mainly related to the prudential standards for credit, market, operational and credit valuation adjustment (CVA) risk as well as the introduction of an output floor. Key changes comprise the reduced use of internal models and more risk-sensitive and granular standardised approaches. It aimed to increase consistency in risk-weighted asset calculations and improve comparability of bank capital ratios. The Commission’s proposal remained close to the 2017 Basel agreement, but in some areas included targeted measures to account for specificities of the EU banking sector. These measures mitigate until 2030-2032 the impact of the Output Floor for lending to unrated corporates, low risk mortgages, and some other categories.
While most CRR III amendments entered into force on 1 January 2025, some provisions will be phased-in over subsequent year. Specifically, the output floor will be generally phased in over 5 years with some of the output floor and general phase-in provisions lasting until 2032. CRR III also requires secondary legislation, much of which has yet to be finalized.
CRD VI requires EU Member States to transpose its provisions into national law by 10 January 2026, with most measures applying from 11 January
2026. In the Netherlands, a draft legislation was published in April 2025, followed by a revised version in October 2025. However, legislation has not yet been finalised or enacted.
Capital requirements applicable to ING Group at a consolidated level
In accordance with the CRR the minimum Pillar 1 capital requirements applicable to ING Group are:
▪in terms of the Risk Weighted Assets (RWA): 4.5% of Common Equity
Tier 1 (CET1), 6% of Tier 1 and 8% of Total capital.
▪in terms of the Leverage Exposure: 3% of Tier 1.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	51
For the Leverage Exposure, the overall Pillar I requirement is 3.5% of Tier 1
(including 0.50% G-SIII buffer).
In terms of the risk weighted capital requirements, ING Group is also subject to the Combined Buffer Requirement that consists of the Capital
Conservation Buffer of 2.5%, the O-SII buffer (buffer for Other Systemically
Important Institutions) of 2.0%, the Countercyclical Buffer (CCyB) of 0.93%
and Systemic Risk Buffer (SyRB) of 0.16%. ING  Group is subject to SyRB because: 1) ING Group has exposures in Germany, Belgium and Norway that are in scope of SyRB set in those countries, and 2) De Nederlandsche
Bank (DNB) recognised SyRB set in those countries (while initially the recognition did not apply at the consolidated level, DNB adjusted it so that it applies at consolidated level from December 2025).
These buffers rates may fluctuate. Specifically, the following authorities adjusted the CCyB recently: De Nederlandsche Bank (DNB; for exposures in the Netherlands), Narodowy Bank Polski (NBP; for exposures in Poland)
Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin; for exposures in
Germany) and National Bank of Belgium (NBB; for exposures in Belgium).
DNB increased the CCyB  to 2% from May 2024. NBP increased the CCyB to
1% from September 2025 (planned increase to 2% from September 2026).
DNB and NBP intend to apply a 2% CcyB in a standard risk environment.
BaFin decided to set the CCyB at 0.75% from February 2023. NBB increased the CCyB  to 1% from October 2024 (planned increase to 1.25% from July
2026). Other authorities announced increases too.
For more information reference is made to Note 46 ‘Capital management’
and ‘Capital management’ in Additional Information.
In accordance with the CRD IV, ING Group is also subject to Pillar 2 capital requirements that supplement Pillar I capital requirements. Pillar 2 requirements are bank specific and for ING Group they are determined by the ECB. As of 31 December 2025, Pillar II capital requirement for ING
Group are in terms of the Risk Weighted Assets (RWA) is 0.93% of Common
Equity Tier 1 (CET1), 1.24% of Tier 1, 1.65% of Total capital. As of 1 January
2026, these will increase to 0.96%, 1.28%, 1.70%, respectively.
Additionally, from 1 January 2026, ING group will be subject to Pillar II requirement in terms of the Leverage Exposure of 0.1% of Tier 1. The ECB reviews Pillar II requirements every year.
Bank recovery and resolution directive
The BRRD aims to safeguard financial stability and minimise the use of public funds in case banks face financial distress or fail to comply with the
BRRD. Since 2014 banks across the EU need to have recovery plans in place and need to cooperate with resolution authorities to determine, and make feasible, the preferred resolution strategy. The banking reform which came into force on 27 June 2019 includes changes to the minimum requirement for own funds and eligible liabilities (MREL) to ensure an effective bail in process. It also includes new competences for resolution authorities and requires G-SIBs and other banks to build up loss-absorbing and recapitalization capacity.
In April 2023 the European Commission published a legislative proposal to review the EU’s existing bank crisis management and deposit insurance
(CMDI) framework, with a focus on medium-sized and smaller banks. Based on the political agreement of co-legislators from June 2025: 1) DGS or resolution funds could be used to finance the resolution as a last resort, 2)
criteria for assessment whether the resolution can be initiated would be broadened, 3) assessment to determine whether a bank should be able to use the resources of the DGS will be harmonised, 4) current preference of
DGS protected deposits is maintained with a second tier of deposits of households and SME depositors not covered by the DGS. Based on the initial draft proposal, majority of the changes would apply from 18 months from the date of entry into force. Final legislation is yet to be published.
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
The Single Resolution Board (SRB) confirmed to ING in 2017 that a single-
point-of-entry (SPE) strategy is ING’s preferred resolution strategy, with
ING Groep N.V. as the resolution entity.
In July 2025, ING Group received an updated formal notification from De
Nederlandsche Bank (DNB) of its MREL requirements. The MREL
requirement has been established to ensure that banks in the European
Union have sufficient own funds and eligible liabilities to absorb losses and to recapitalize bank in the case of a resolution. The MREL requirement is set for ING Group at a consolidated level, as determined each year by the
Single Resolution Board (SRB). The following MREL requirements for ING
Group were applicable on 31 December 2025: 22.62% of RWA, and 7.24%
of LR exposure. MREL requirements are updated every year.
CRR II implements the Financial Stability Board’s total loss absorbing (TLAC)
requirement for Global Systemically Important Institutions (G-SII), which is the EU equivalent of a G-SIB. The transitional requirement - the higher of
16% of the resolution group’s RWA or 6% of the leverage ratio exposure measure - applied immediately. The higher requirement - 18% and 6.75%, respectively - came into effect as of 1 January 2022. ING is required to meet both the TLAC and requirement.
On top of MREL and TLAC RWA requirements, ING Group is required to meet the Combined Buffer Requirement (CBR) of 5.60% of CET1 (as of 31
December 2025). Fully loaded CBR (that reflects measures already known on 31 December 2025 but not yet applicable) would amount to 5.63%. ING
Group meets these requirements. If ING Group breaches the CBR on top of
MREL/TLAC (M-MDA), ING may face restrictions on dividend payments, AT1 instruments coupons and payment of variable remuneration.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	52
In addition to the requirements for the Group on a consolidated level, internal MREL requirements are also set for individual ING subsidiaries in the EU.
Regulatory liquidity ratios
In line with the CRR, ING Group is required to comply with:
▪the Liquidity Coverage Requirement (LCR) that is designed to ensure that banks hold enough liquidity assets to cover for net liquidity outflows under stressed conditions over 30 days. The required LCR ratio is 100%.
▪The Net Stable Funding Requirement (NSFR) that is designed to ensure that banks hold sufficient stable funding to meet their funding needs over a one-year horizon under both normal and stressed conditions.
The required NSFR ratio is 100%.
For more information reference is made to "Funding and liquidity risk"
section in Additional Information.
Simplification of EU banking rules
In December 2025 the European Central Bank published recommendations on how to simplify the EU banking rules: 1) to reduce the numbers of elements in the framework, 2) to introduce a simpler regime for smaller banks, 3) to introduce a new European governance with holistic view of the capital requirements, and 4) to finalise the saving and investment union, including completion of the banking union. These recommendations are not binding, but might be considered by legislators. The European
Commission is expected to publish a Report on possible simplification measures in 2026.
Stress testing
Stress testing is an important risk management tool that provides input for strategic decisions and capital planning. The purpose of stress testing is to assess the impact of plausible but severe stress scenarios on ING’s capital and liquidity position. Stress tests provide complementary and forward-
looking insights into the vulnerabilities of certain portfolios, with regards to adverse macroeconomic circumstances, stressed financial markets, and changes in the (geo)political climate. In addition to assessing P&L, capital and liquidity positions of ING for a range of different scenarios, idiosyncratic risks are also included. The outcome of these stress tests help management get insight into the potential impact and define actions to mitigate this potential impact.
In addition to running internal stress test scenarios to reflect the outcomes of the annual risk assessment, ING also participates in regulatory stress test exercises. ING participated in the 2025 EU-wide stress test. The exercise has been coordinated by the European Banking Authority (EBA)
and carried out in cooperation with the European Central Bank (ECB), the
European Systemic Risk Board (ESRB), the European Commission (EC) and
the Competent Authorities (CAs) from all relevant national jurisdictions.
The baseline macro-financial scenario is based on the projections from the
EU national central banks, IMF and OECD. The adverse stress test scenario was developed by the ESRB. Both the scenario covers the three years from
2025 to 2027 in line with the EBA methodology.
The 2025 EU-wide stress test exercise was carried out applying a static balance sheet assumption as of December 2024, and therefore does not take into account current or future business strategies and mitigating actions. The results of the EBA stress test shows that even under the severe but hypothetical scenario ING’s is able to withstand these circumstances even when no mitigating actions have been taken into account. Under the hypothetical baseline scenario and EBA’s
methodological instructions, ING Group would have a transitional common equity Tier 1 capital ratio (CET1) of 12.90% in 2027 and a fully loaded CET1 ratio of 11.85% in 2027. Under the hypothetical adverse scenario and
EBA’s methodological instructions, ING Group would have a transitional
CET1 ratio of 10.63% in 2027 and a fully loaded CET1 ratio of 10.41% in
2027. Our commitment to maintain a robust, fully loaded Group common equity Tier 1 (CET1) ratio in excess of prevailing requirements remains. ING
Group published an actual CET1 ratio of 13.56% per 31 December 2024
(the reference date for the stress test), and 13.08% per 31 December 2025.
The next EBA EU-wide stress test will be held in 2027.
Deposit Schemes
In the Netherlands and other jurisdictions, deposit guarantee schemes and similar funds (‘Compensation Schemes’) have been implemented to ensure depositor pay-out to customers if a deposit taking institution is unable, or unlikely to pay, claims against it. These Compensation Schemes are funded, directly or indirectly, by financial services firms operating and/or licensed in the relevant jurisdiction.
Dutch Deposit Guarantee Scheme (‘DGS’):, ING Bank participates in the
Dutch Deposit Guarantee Scheme (DGS) which guarantees an amount of
EUR 100,000 per person per bank, regardless of the number of accounts held. Based on the EU Directive on deposit guarantee schemes, ING pays quarterly risk-based contributions into a DGS-fund.  The Dutch DGS fund reached its target size of 0.8% of all deposits guaranteed under the DGS in
July 2024.
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
Instant Payments and the Payment Services Regulation/PSD3
In January and October 2025, key provisions of the EU instant payments regulation entered into force. The regulation aims to ensure that instant payments in euro are affordable, secure and without hindrance across the
European Union. Instant Payments are to be credited to the account of the beneficiary within 10 seconds after receipt of the payment order by the payer’s payment service provider and shall be available 24 hours a day all year round. The regulation has introduced a service to be provided by payment service providers to payers to verify the match between the bank account number and the name of the beneficiary provided by the payer to prevent mistakes or fraud.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	53
In June 2023 the European Commission launched its proposal for the
Payment Services Regulation (PSR) and Payment Services Directive 3,
which together will succeed the current directive for payment services
(PSD2). The main proposed changes relate to fraud, further development of open banking, the granting of access to payment systems by non-bank payment service providers, and further improving consumer rights and obligations.
The PSR is in the final stages of negotiation among the European
Parliament and EU member states. The combat of fraud stands out and addresses new fraud types, such as impersonation fraud. To that end priorities emerging from PSR negotiation include: an obligation for electronic communications services providers to contribute to the collective fight against fraud, the IBAN/name check, a legal basis for payment service providers to share fraud related data, and intensified transaction monitoring. Political consensus is emerging that all actors in the ecosystem must contribute to the combat of fraud. PSR may grant certain refund rights to consumers that suffered damages from the failure of the IBAN/name verification or that are a victim of specific types of fraud.
Agreement on final texts has not yet been reached.
The single currency package: the digital euro and access to cash
In October 2025 the ECB’s governing council concluded its preparation phase for the digital euro, and announced further preparations, in anticipation of a political agreement on the digital euro. In June 2023 the
European Commission launched its legislative proposal establishing the legal framework for such euro. It will ensure that people and business when paying with central bank money also have the possibility to pay digitally, online and/or offline, in addition to coins and banknotes. The legislative proposal on the legal tender status of euro cash safeguards the role of cash, it shall continue to be a means of payment and should continue to be easily accessible. If enacted, the digital euro could have an impact on ING’s deposit funding, as a portion of our clients may transfer part of their deposits held at ING, to digital euros. In addition, depending on the set-up of the digital euro, which is still being negotiated by
European co-legislators, it could have an impact on the competitive landscape between banks and non-bank financial services providers, as well as on private sector-provided payment solutions.
Benchmarks Regulation
The EU Benchmarks Regulation (BMR), adopted in 2016 and effective since
January 2018, was amended in May 2025, effective as per 01.01.2026, to streamline its scope and strengthen governance. Under the revised framework, only critical and significant benchmarks, EU Climate Transition and Paris-Aligned benchmarks, and certain commodity benchmarks remain subject to the regulation, while non-significant benchmarks have largely been removed, reducing compliance complexity. The ESMA
Benchmarks Register will serve as the single authoritative source for benchmark and administrator information.
Benchmarks based on contributor input must have a code of conduct in place to safeguard data integrity, address key areas such as conflicts of interest management, internal controls, and benchmark methodologies.
Financial contracts and instruments referencing benchmarks are required to include clear fallback provisions to ensure continuity in case of benchmark cessation.
ING has established a Global Benchmarks Transition Office to oversee benchmark transitions with global impact (e.g. WIBOR), ensuring controlled execution of all transition elements. For qualitative and quantitative disclosures on IBOR transition refer to “Additional information – ING Group
Risk Management – Market Risk”.
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
AML/CTF-related developments
The Authority for Anti-Money Laundering and Countering the Financing of
Terrorism (AMLA) is the newly established EU agency tasked with transforming AML/CFT supervision across the European Union. Following its formal adoption in mid-2024, AMLA officially commenced operations on 1
July 2025, headquartered in Frankfurt. Its mandate includes harmonising enforcement, coordinating national authorities, and enhancing collaboration among financial intelligence units (FIUs).
AMLA’s 2025 Work Programme outlines its phased operational rollout, with full supervisory powers expected by 1 January 2028. The agency will directly supervise up to 40 high-risk financial institutions operating across multiple EU member states, with selection criteria to be finalised by the end of 2025. ING continues to monitor developments closely, as its cross-

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	54
border footprint and risk profile suggest a strong likelihood of being designated for direct supervision.
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
ING Group maintains a limited legacy portfolio of guarantees, accounts, and loans that involve various entities with a connection to Iran. These positions remain on the books but certain accounts related thereto are
‘frozen’ where prescribed by applicable laws and procedures and in all cases subject to increased scrutiny within ING Group. ING Group may receive loan repayments, duly authorised by the relevant competent authorities where prescribed by applicable laws. For the calendar year
2025, ING Group had limited revenues and no net profit is made as there were no repayments made in 2025.
Sanctions related developments
With respect to sanctions, as a result of Russia’s continued occupation of parts of Ukraine and the associated conflict there has been a continued
focus of the EU, US, and other governments to impose additional sanctions and combat the potential circumvention of sanctions against Russia. In addition to several new sanctions packages there has been an increased focus on the roles of third countries and companies in facilitating the circumvention or undermining of such sanction’s measures.
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
For additional information regarding regulatory developments, see also this Form 20-F 2025, under “Additional Information – ING Group Risk
Management- Compliance Risk”.
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
Under the NFRD, large, listed companies, banks and insurance companies
('public interest entities') with more than 500 employees are required to publish reports on the policies they implement in relation to social responsibility and treatment of employees; respect for human rights; anti-
corruption and bribery; and diversity on company boards (in terms of age, gender, educational and professional background). In particular, the NFRD requires companies to disclose information about their business models, policies (including implemented due diligence processes), outcomes, risks and risk management, and Key Performance Indicators relevant to the business.
Corporate Sustainability Reporting Directive (CSRD)
The CSRD (directive (EU) 2022/2464) was published in December 2022 in the Official Journal of the European Union and should have been transposed into national law by 6 July 2024. Currently several European
Union Member States, including the Netherlands, have not yet notified the
European Commission on the full transposition of the CSRD into national law and missed the deadline of July 6, 2024. This situation creates an ambiguity in terms of legal enforcement of the CSRD in local context(s). On
26 September, 2024, the European Commission has opened infringement procedures for those countries by sending a letter of formal notice due to the absence of measures taken to transpose EU directives into national law. Legislative initiatives are currently underway in the Netherlands, as well as in other jurisdictions that have yet to adopt the regulation;
however, the implementation timelines remain uncertain at this stage.
CSRD profoundly revises the ESG reporting requirements, and it is designed to bring sustainability reporting on par with financial reporting over time and monitor the progress of companies’ activities in relation to sustainability matters. With the CSRD, the existing sustainability matters of
ESG reporting will be expanded and standardized. Its aims are to:
▪harmonize and improve the quality of information published by undertakings, particularly information on ESG (sustainability-related information);
▪provide financial undertakings, investors, relevant stakeholders and the general public with relevant, comparable and reliable sustainability information;
▪encourage investment that supports the transition to a sustainable economy in line with the European Green Deal.
Undertakings falling within its scope are required to report detailed disclosure requirements that are specified under the European
Sustainability Reporting Standards (ESRS).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	55
CSRD introduced a phased-in approach for the application, where undertakings that are subject to the NFRD were required to provide sustainability related information for financial years beginning on or after
1 January 2024. These companies would be later joined by large non-listed companies (2025), listed SMEs (2026) and certain European subsidiaries of non-EU groups. ING Group, as well as some of its subsidiaries in scope, have disclosed their sustainability related information in their 2024
Management Board report for the first time in 2025.
Subsequently, the European Commission introduced an Omnibus
Simplification Package which includes simplification measures on the
CSRD. The first component, known as the Stop-the-Clock Directive
(Directive (EU) 2025/794), published in the Official Journal on 16 April 2025, postpones CSRD reporting by two years for companies scheduled to start in 2026 and 2027. This measure prevents reporting obligations from taking effect while simplification efforts are ongoing. The second component introduces major amendments to CSRD which includes amongst other narrowing the scope of undertakings required to report (incl. removing in scope subsidiaries from reporting obligations), removing sector-specific standards and removing the future move to reasonable assurance from limited assurance. On 9 December 2025, a political agreement was reached between the European Parliament and Council on the legislative package introducing these amendments, which is currently awaiting its publication in the Official Journal of the EU. Besides these, the Commission has also adopted a quick-fix regulation (Delegated Regulation (EU)
2025/1416) to extend transitional provisions of specific disclosures requirements to avoid additional burden during regulatory change. ING is closely monitoring regulatory developments.
European Sustainability Reporting Standards (ESRS)
In July 2023, the European Commission has adopted the final delegated act of the European Sustainability Reporting Standards (ESRS). Companies
subject to the CSRD shall report according to the ESRS, starting from 2025, over financial year 2024, based on a phased-in approach.
The ESRS specify the sector-agnostic sustainability reporting requirements based on the CSRD, covering the full range of sustainability matters
(Environment, Social and Governance). The overall architecture of the ESRS is designed to ensure that sustainability information is reported in the companies’ management report based on a double materiality
assessment (i.e. impact and financial materiality) and is based on the following reporting structure:
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
4.Metrics and targets: how the undertaking measures its performance, including progress toward the targets it has set.
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
▪Governance topical standards (ESRS G1) set out disclosure
requirements that seek to enhance users’ understanding of a
company’s governance structure, its internal control and risk management system, the company’s strategy and approach, and the processes, procedures and performance in relation to their business conduct.
As part of the Omnibus initiative, the European Commission aims to revise the ESRS to reduce the reporting burden while maintaining consistency with the EU sustainability objectives and ensuring interoperability with global frameworks. The European Commission has mandated the EFRAG to provide a technical advice on this initiative. EFRAG has consulted the public and submitted its work to the Commission by the end of November 2025.
The key changes include the reduction of mandatory data points, removal of majority of voluntary data points, simplification of the double materiality assessment and enhanced alignment with the ISSB. Adoption of the revised ESRS by the Commission is expected by the of the first half of 2026 with mandatory application for the reporting year 2027.
EU Taxonomy
The EU Taxonomy Regulation (EU Taxonomy), published in the Official
Journal of the EU in 2020, is a classification system, establishing a list of
‘environmentally sustainable’ economic activities and introducing reporting requirements. The EU Taxonomy provides companies, investors and policymakers with appropriate definitions for which economic activities can be considered ‘environmentally sustainable’ and can be reported accordingly. In this way, it creates security for investors and protects private investors from greenwashing. For economic activities to be recognized as ‘environmentally sustainable”, they should meet the following criteria:
▪Substantially contributing to one of the six EU environmental objectives:
–Climate change mitigation
–Climate change adaptation
–Sustainable use and protection of water and marine resources
–Transition to a circular economy
–Pollution prevention and control
–Protection and restoration of biodiversity and ecosystems
▪Do not significantly harm to any of the other 5 objectives
▪Meeting minimum safeguards, including OECD Guidelines for
Multinational Enterprises and the UN Guiding Principles on Business, ILO
standards and Human Rights.
For disclosure requirements under the EU Taxonomy, a delegated act supplementing Article 8 of the Taxonomy is applicable since January 2022.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	56
Article 8 of the EU Taxonomy aims to increase transparency in the market and help prevent greenwashing by providing information to investors about the environmental performance of assets and economic activities of financial and non-financial undertakings in scope. This delegated act specifies the content, methodology and presentation of information to be disclosed concerning the proportion of environmentally sustainable economic activities in their businesses, depending on the type of the company (i.e. non-financial/financial). Within the scope of Article 8 delegated act, in-scope credit institutions are required disclose the Green
Asset Ratio (GAR) which measures the share of a credit institution's taxonomy-aligned exposure against total covered assets, amongst other detailed disclosures.
As part of the Omnibus Simplification Package, the European Commission
has adopted a delegated act introducing amendments to improve the effectiveness of EU Taxonomy disclosures by reducing complexity and burden. The amendment introduces key changes such as recalibrating the
GAR to ensure symmetry within the numerator and denominator, introducing materiality thresholds and removing or simplifying certain templates to ease administrative burden. Revised rules have entered into force and can already be applied from 1 January 2026 per the delegated act.
Pillar 3 ESG Disclosures
Article 449a of Regulation (EU) No 575/2013 (CRR) requires institutions to disclose prudential information on environmental, social and governance risks, including physical risks and transition risks, as defined in Article 4 of the same regulation. Under CRR III, the scope of application has been extended beyond large and listed institutions to cover all institutions, including large subsidiaries of parent institutions. Article 434a CRR mandates the EBA to develop draft implementing technical standards (ITS)
specifying uniform formats and associated instructions for these disclosures.
The current ITS on Pillar III disclosures on Environmental, Social and
Governance (ESG) risks, which is applicable to large and listed institutions, was adopted by the European Commission in November 2022, published in the Official Journal of the EU in December 2022 with a first reporting date in 2023 (reference date: 31 December 2022). The ESG Pillar 3 requires credit institutions such as ING to disclose the following information:
▪Climate risks: how climate change may exacerbate other risks within banks' balance sheets.
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
As the CRR III extends the scope of application to all institutions, including large subsidiaries on an individual, or where applicable on a sub-
consolidated basis, the EBA launched a consultation on 22 May 2025 proposing amendments to the current ITS as mandated by the CRR III in order to lay down proportionate requirements for new in-scope entities, as well as modifying certain requirements for already in-scope entities.
Proposed amendments include, amongst others, reduced templates and frequency for newly in-scope entities, certain modifications and simplifications on current templates, allowing annual reporting for certain templates subject to materiality assessment and the full alignment with the EU Taxonomy Regulation. In addition, amendments include
transitional provisions that suspend disclosures of certain templates until
31 December 2026 and defer disclosures by newly in-scope entities to the same date. EBA has published a no-action letter advising supervisors not to enforce these suspended requirements to provide regulatory certainty during the transition.
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
In 2025, the European Commission launched a review of the SFDR aimed at simplifying the framework and improving legal clarity. The initiative seeks to reduce complexity, address overlaps with other EU sustainable finance regulations, and introduce clearer product categories to enhance comparability and mitigate greenwashing risks. A legislative proposal for these revisions is published in November 2025, which will be followed by the standard EU legislative process.
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
assurance in 2030; whereas scope 3 emissions are subject to limited assurance only in 2030. Authorities issued further guidance in relation to implementation of disclosure laws during the second half of 2025.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	57
Subsequently, on 18 November 2025, the U.S. Court of Appeals for the
Ninth Circuit temporarily suspended enforcement of SB 261 pending appeal, while SB 253 remains in effect for the time being. This suspension introduces a degree of regulatory uncertainty and ING will continue to monitor legal developments closely.
Additional information regarding regulatory developments
For additional information regarding regulatory developments, see also this Form 20-F 2025, under “Additional Information – ING Group Risk
Management - Environmental, social and governance Risk”.
For a description of our segments including a breakdown of total revenues by category for the last three financial years, refer to "Item 5. Operating and financial review and prospects - Segment reporting”.
C. Organisational structure
ING Groep N.V., a publicly listed company, is the parent of one main legal entity: ING Bank N.V. (ING Bank). ING Bank is the parent company of various Dutch and foreign banking and other subsidiaries.
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
reference is made to Note 16 'Other liabilities' and for information on investment properties reference is made to Note 11 'Other assets' in the consolidated financial statements.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	58
Item 4A.  Unresolved Staff comments
Not applicable.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	59
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
A.Operating results
In a fast-changing world, it is essential for our business to adapt, evolve and remain resilient. We need to stay ahead of changing consumer preferences, technological advances, shifts in the banking sector, evolving views on sustainability, talent shortages, and economic and geopolitical uncertainty. Change is constant, so we stay agile and ready for what’s next.
As a global bank, we constantly anticipate and adapt to change so we can continue to grow our scale, impact and relevance across the markets and segments we serve. By responding proactively to shifts around us, we not only manage risks more effectively but also turn challenges into opportunities, with the aim of delivering superior value for our customers.
Technological change reshapes consumer experience
In recent years, rapid advances in generative AI have transformed how people use technology in their daily lives – from searching for information to receiving personalised products, services, and experiences in real time.
The impact on banking is profound, as AI and scalable technology platforms redefine consumer expectations for speed, personalisation, and reliability.
Among other applications, AI tools enable faster customer support, improve customer protection and compliance, and help assess and process mortgage applications. Our digital-first approach positions us strongly to adapt to this landscape. We continue to invest in AI and digital infrastructure to ensure we can scale our technology to reach the market faster, enhance productivity, and keep our customers safe. As AI moves from the pilot stage to large-scale deployment, its dependability and reliability faces real-world testing. Only AI tools that solve specific business challenges and clear consumer needs will prove their value at scale.
Banking landscape is fragmenting, competition intensifying
The banking world is changing fast. Traditional banks are no longer the sole providers of financial services. Digital innovation and AI-driven low-
cost models are driving competition from fintechs, non-bank lenders, and technology companies. Digital banks are competing for retail customers with user-friendly platforms and low fees, while private lenders – including big tech companies – are taking a growing share of business lending. At the same time, innovations such as digital tokens and stablecoins are reshaping payment systems, moving them beyond traditional banking channels. In this transformed competitive environment, we strive to make banking easier and seamless. Continuous innovation and adaptation help us broaden our services, increase our relevance, and deepen our customer relationships.
Keeping course in a shifting sustainability landscape
We see shifts in the global sustainability agenda, with economic pressure, geopolitical uncertainty and energy security concerns changing some areas of sustainability regulation. National policies and attitudes to sustainability priorities are increasingly dispersed. We continue to monitor these developments as part of our strategic and risk management processes.
Complex and changing regulatory environment
The regulatory landscape we operate in is becoming increasingly complex, driven by inconsistent rules, rapid technological change, and rising expectations in data privacy, cybersecurity and ESG. In particular, the banking and financial landscape in Europe is marked by a fragmented regulatory landscape. Diverging global and European standards require stronger controls, clearer disclosures, and significant investment in compliance. Fintech innovation and geopolitical volatility further accelerate regulatory shifts, while the complexity of navigating both EU-
level and individual country requirements places additional demands on governance and risk management. To stay resilient, we adapt quickly to evolving requirements, strengthening our governance and risk management capabilities to remain competitive and compliant.
Battle for talent in specialist roles
International companies face an intensifying global battle for talent, particularly in technology and AI. To attract, develop and retain the talent we need, we invest in skills development, flexible work models, and continuous learning.
Dynamic geopolitical environment
In 2025 the international business climate was marked by rising geopolitical tensions and economic uncertainty. Political changes, unpredictable policy shifts, tariffs, trade disputes, changing international alliances and supply-chain restrictions all combined disrupt global business and trade. This heightened uncertainty contributed to increased volatility

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	60
in the financial markets. Global conflicts continue to shape the geopolitical landscape, with the war in Ukraine ongoing, persistent tensions in the
Middle East, and new areas of instability emerging in other regions. These developments contribute to an environment of heightened uncertainty and potential risk for international businesses.
For further information on other factors that can impact ING Group’s results of operations, reference is made to “Item 3. Key information - Risk
Factors”.
For further information on regulatory changes reference is made to “Item
4. Information on the Company – Regulation and Supervision”.
Fluctuations in markets
Fluctuations in equity markets
Our banking operations are exposed to fluctuations in equity markets. ING maintains an internationally diversified and mainly client-related trading portfolio. Accordingly, market downturns are likely to lead to declines in securities trading and brokerage activities which we execute for customers and therefore to a decline in related commissions and trading results. In addition to this, ING also maintains equity investments in its own non-
trading books. Fluctuations in equity markets may affect the value of these investments.
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
For a reconciliation to IFRS-IASB of non-GAAP measures 'Net core lending growth', 'Net core deposits growth' and 'Commercial net interest income', please refer to Alternative performance measures at the end of this section.
Our financial performance
The published 2025 financial statements of ING Group includes financial information in accordance with International Financial Reporting
Standards as adopted by the European Union (IFRS-EU). The segment reporting in the annual report on Form 20-F has been reconciled with
International Financial Reporting Standards as issued by the International
Accounting Standards Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the Wholesale Banking segment, and in the geographical split of the segments in the Netherlands, Belgium,
Germany, Other Challengers, Growth Markets and Wholesale Banking Rest
of World. Reference is made to Note 1 ‘Basis of preparation and material accounting policy information’ for a reconciliation between IFRS-EU and
IFRS-IASB.
For further information on the segments by line of business and the main sources of income of each of the segments, reference is made to Note 30
‘Segments’.
Total Operations
The following table sets forth the contribution of ING’s business lines and the corporate line to the net result for each of the years 2025, 2024 and
2023.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	61

Total operations
1 January to 31 December 2025 in EUR million	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line	Total
Income:
Net interest income	3,115	1,786	2,457	3,892	2,997	434	14,681
Net fee and commission income	1,128	692	632	717	1,433	1	4,602
Total investment and other income	726	197	-98	299	2,579	49	3,752
Total income	4,968	2,674	2,991	4,908	7,009	484	23,035

Expenditure:
Operating expenses	2,089	1,878	1,362	2,905	3,837	512	12,583
Additions to loan loss provision	107	153	171	323	549	1	1,304
Total expenditure	2,196	2,031	1,533	3,228	4,386	513	13,887

Result before taxation	2,773	644	1,457	1,680	2,624	-30	9,148
Taxation	733	178	472	398	673	92	2,545
Non-controlling interests			2	225	48		275
Net result IFRS-EU	2,040	466	983	1,058	1,902	-121	6,327
Adjustment of the EU 'IAS 39 carve- out'					1,996		1,996
Net result IFRS-IASB	2,040	466	983	1,058	3,899	-121	8,324

Total operations
1 January to 31 December 2024 in EUR million	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line	Total
Income:
Net interest income	3,027	1,959	2,647	3,817	3,259	315	15,023
Net fee and commission income	1,049	603	433	609	1,317	-3	4,008
Total investment and other income	835	189	-173	263	2,405	66	3,584
Total income	4,910	2,751	2,906	4,688	6,981	378	22,615

Expenditure:
Operating expenses	2,124	1,811	1,303	2,792	3,558	533	12,121
Additions to loan loss provision	-8	134	149	291	627	1	1,194
Total expenditure	2,117	1,944	1,452	3,083	4,185	534	13,315

Result before taxation	2,793	807	1,455	1,605	2,796	-156	9,300
Taxation	723	210	505	381	693	138	2,650
Non-controlling interests			1	221	35		258
Net result IFRS-EU	2,070	597	949	1,002	2,068	-294	6,392
Adjustment of the EU 'IAS 39 carve- out'					-1,058		-1,058
Net result IFRS-IASB	2,070	597	949	1,002	1,010	-294	5,334

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	62

Total operations
1 January to 31 December 2023 in EUR million	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line	Total
Income:
Net interest income	3,096	2,063	2,862	3,437	4,028	489	15,976
Net fee and commission income	959	502	357	519	1,259	-1	3,595
Total investment and other income	945	117	-67	277	1,771	-38	3,005
Total income	5,001	2,683	3,152	4,233	7,057	450	22,575

Expenditure:
Operating expenses	2,135	1,852	1,243	2,479	3,313	542	11,564
Additions to loan loss provision	5	169	119	313	-92	5	520
Total expenditure	2,140	2,022	1,362	2,792	3,222	547	12,084

Result before taxation	2,861	661	1,790	1,441	3,836	-97	10,492
Taxation	740	182	631	359	900	158	2,970
Non-controlling interests				174	61		235
Net result IFRS-EU	2,121	479	1,159	908	2,875	-255	7,287
Adjustment of the EU 'IAS 39 carve- out'					-3,147		-3,147
Net result IFRS-IASB	2,121	479	1,159	908	-272	-255	4,140
Year ended 31 December 2025 compared to year ended 31 December
2024
Without application of the EU ‘IAS 39 carve-out’, ING’s net result rose by
EUR 2,990 million, or 56%, to EUR 8,324 million compared with EUR 5,334 million in 2024. The net result was affected by a EUR 1,996 million positive contribution of fair value changes on derivatives related to asset-liability-
management activities for the mortgage and savings portfolios in the
Benelux, Germany, France, Spain, Italy and Romania, versus a EUR 1,058 million negative contribution in 2024. These fair value changes were mainly caused by changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB.
ING’s IFRS-EU net result (when applying the EU ‘IAS 39 carve-out’) declined to EUR 6,327 million from EUR 6,392 million in 2024.
In 2025, we again achieved higher revenues. Total income rose 1.9% to
EUR 23,035 million, supported by growth in our customer base and a 15%
increase in fee income. Customer lending increased by EUR 41.5 billion.
Adjusted for currency impacts and excluding Treasury and run-off portfolios, the net core lending growth was EUR 56.9 billion (more than double the amount recorded in the previous year).
Total net interest income decreased 2.3% to EUR 14,681 million.
Commercial net interest income remained resilient at EUR 15,316 million.
Net interest income from lending rose by €134 million, as volume growth more than offset a reduction in the average lending margin. This margin decline was partly attributable to the ongoing expansion of our residential mortgage portfolio, which delivers higher returns on equity but carries lower average margins than other lending products. Liability net interest income decreased by €277 million, as strong deposit growth could not fully offset the impact of lower average margins on retail deposits and for
Payments & Cash Management in Wholesale Banking. Other net interest income primarily comprises interest income from Financial Markets and
Treasury.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	63
Net fee and commission income totalled EUR 4,602 million, an increase of
15%, in line with our ambition to further diversify our income mix. In Retail
Banking, fee income from investment products rose significantly, driven by growth in the number of investment accounts and higher customer trading activity. Daily banking fees also increased, supported by strong growth in primary customers and updated pricing for payment packages, while Retail Banking also achieved solid growth in lending-related and insurance fees. Fee income in Wholesale Banking rose 8.8%, primarily reflecting higher deal flow in its Lending business and an increase in daily banking fees.
Total investment and other income rose 4.7% to EUR 3,752 million. The majority of this amount relates to Financial Markets and Treasury. The
2025 figure included a positive revaluation of the derivative for a the forward purchase of a stake in Van Lanschot Kempen, a EUR 44 million gain from the sale of an associate in Belgium, and higher income from
Corporate Investments. The previous year had included EUR 77 million as our share in the one-off profit of an associate in Belgium and a EUR 53 million receivable related to the prior insolvency of a financial institution in the Netherlands.
Operating expenses increased 3.8% to EUR 12,583 million, including EUR
866 million in regulatory costs — a slight decrease compared with the previous year. Expenses in 2025 also included EUR 297 million of incidental items, primarily related to restructuring, versus EUR 178 million of incidental items in 2024.
Expenses excluding regulatory costs and incidental items rose 3.2%, reflecting inflationary pressure on salaries and other costs, as well as continued investments to support business growth. These impacts were partially mitigated by further increasing scalability and efficiency in our operations, including enhanced client interactions in our contact centres, and ongoing optimisation of our footprint across several retail countries.
Net additions to loan loss provisions amounted to EUR 1,304 million compared with EUR 1,194 million in 2024. Risk costs for 2025 were equivalent to 19 basis points of average customer lending, remaining below our through-the-cycle average of 20 basis points.
Net additions to Stage 3 provisions declined sharply to EUR 1,186 million, down from EUR 1,583 million in 2024. This reflects a limited inflow of new
Stage 3 files, as well as several repayments and recoveries on existing files during 2025.
Total Stage 1 and 2 risk costs were EUR 118 million (including EUR 8 million of modification losses). In 2024, these had amounted to EUR -389 million, primarily due to a partial release of management overlays.
The net result (attributable to shareholders of the parent) for 2025 amounted to EUR 6,327 million, slightly below the net profit of EUR 6,392 million achieved in 2024. The effective tax rate for 2025 was 27.8%
compared with 28.5% in the previous year.
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
We recorded outstanding commercial growth in 2024. Customer lending rose by EUR 38.0 billion. The net core lending growth - which is the increase in customer lending adjusted for currency impacts and excluding
Treasury and the run-off portfolios - was EUR 27.7 billion. We were particularly successful in increasing our residential mortgages portfolio, by
EUR 18.9 billion, spread across all our retail countries. In addition, we also grew our consumer lending and business lending books (by EUR 6.9 billion in total). And we recorded a net growth in Wholesale Banking of EUR 1.8 billion, while we continued to optimise our capital usage.
Customer deposits increased by EUR 41.4 billion in 2024. Net core deposits growth (which excludes FX impacts and movements in Treasury deposits)
was EUR 47.4 billion in 2024, with strong contributions from both Retail
Banking and Wholesale Banking. At the end of 2024, 68% of our balance sheet was funded by customer deposits.
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
Net fee and commission income strongly increased in line with our ambition to diversify our income and was up 11% to over EUR 4 billion. Fee income from retail investment products was significantly up, reflecting an increase in accounts, in assets under management and customer trading

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	64
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
The net result (attributable to shareholders of the parent) in 2024 was EUR
6,392 million compared with EUR 7,287 million in 2023. The effective tax rate in 2024 was 28.5% compared with 28.3% in 2023.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	65
Retail Netherlands

Retail Netherlands
in EUR million	2025	2024	2023
Income:
Net interest income	3,115	3,027	3,096
Net fee and commission income	1,128	1,049	959
Investment income and other income	726	835	945
Total income	4,968	4,910	5,001

Expenditure:
Operating expenses	2,089	2,124	2,135
Additions to the provision for loan losses	107	-8	5
Total expenditure	2,196	2,117	2,140

Result before tax	2,773	2,793	2,861
Taxation	733	723	740
Non-controlling interests	0	0	0
Net result IFRS-IASB	2,040	2,070	2,121
Year ended 31 December 2025 compared to year ended 31 December
2024
The net result of Retail Netherlands decreased by EUR 30 million, or 1.4%, to EUR 2,040 million in 2025 from EUR 2,070 million in 2024. Retail
Netherlands posted a result before tax of EUR 2,773 million compared with
EUR 2,793 million in 2024, a year in which risk costs benefited from a modest net release. Income increased slightly  year-on-year, while operating expenses showed a small decline.
Results in 2025 were supported by a further increase in both our customer base and customer balances. Customer lending rose by EUR 14.9 billion in
2025. Net core lending growth (which is the increase in customer lending, excluding movements in Treasury and in the WestlandUtrecht Bank run-
off portfolio) was EUR 16.2 billion. This was fuelled by sustained strong mortgage production (EUR 11.1 billion) and further expansion across both business and consumer lending portfolios. Customer deposits increased by
EUR 8.5 billion. Excluding Treasury, customer deposits grew by EUR 11.5 billion, primarily driven by a solid net inflow from private individuals.
Net interest income rose 2.9% to EUR 3,115 million. This mainly reflected higher Treasury-related interest income, which was partly offset within
‘total investment and other income’. Interest income from lending products also increased, with the expansion of the lending portfolio more than offsetting margin compression. Net fee and commission income rose
7.5%, with growth across all product categories — most notably in investment products, supported by an increase in assets under management. Investment and other income totalled EUR 726 million
(compared with EUR 835 million in 2024) and included lower Treasury-
related income.
Operating expenses decreased slightly to EUR 2,089 million. Regulatory costs declined by EUR 47 million, as no contribution to the Dutch deposit guarantee fund was required in 2025, and we benefited from an adjustment to our DGS contribution related to previous years. Expenses excluding regulatory costs remained broadly stable year-on-year, as salary increases under the collective labour agreement and higher restructuring costs were almost fully offset by operational efficiencies and savings on external staffing.
Net additions to loan loss provisions were modest at EUR 107 million, the equivalent of six basis points of average customer lending. In the previous year, there had been a net release of EUR 8 million, mainly related to mortgages.
Year ended 31 December 2024 compared to year ended 31 December
2023
The net result of Retail Netherlands decreased by EUR 51 million, or 2.4%, to EUR 2,070 million in 2024 from EUR 2,121 million in 2023. Retail
Netherlands posted a result before tax of EUR 2,793 million compared with
EUR 2,861 million in 2023. The 2.4% decline was due to lower Treasury-
related income, while expenses were broadly flat and risk costs showed a small net release.
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
Customer lending rose by EUR 11.4 billion. The net core lending growth
(which excludes movements in Treasury and in the WestlandUtrecht Bank run-off portfolio) was EUR 9.6 billion, driven by strong growth of the mortgage portfolio. Customer deposits were EUR 1.0 billion higher but excluding Treasury grew by EUR 5.0 billion.
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
In 2024, a net release from loan loss provisions was recorded of EUR -8 million. This was attributable to a net release for mortgages, driven by a strong improvement in the housing market and a partial release of management overlays.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	66
Retail Belgium

Retail Belgium
in EUR million	2025	2024	2023
Income:
Net interest income	1,786	1,959	2,063
Net fee and commission income	692	603	502
Investment income and other income	197	189	117
Total income	2,674	2,751	2,683

Expenditure:
Operating expenses	1,878	1,811	1,852
Additions to the provision for loan losses	153	134	169
Total expenditure	2,031	1,944	2,022

Result before tax	644	807	661
Taxation	178	210	182
Net result IFRS-IASB	466	597	479
Year ended 31 December 2025 compared to year ended 31 December
2024
The net result of Retail Belgium (including ING in Luxembourg) decreased by EUR 131 million, or 22%, to EUR 466 million in 2025 from EUR 597 million in 2024. The result before tax for Retail Belgium (which includes our retail activities in Luxembourg) declined to EUR 644 million (from EUR 807 million in the prior year), mainly due to a lower margin on liabilities and higher regulatory costs. However, fee income increased significantly, and expenses excluding regulatory costs remained well-contained.
Customer lending rose by EUR 1.8 billion year-on-year. Net core lending growth (which is the increase in customer lending excluding Treasury) was
EUR 2.0 billion, with growth in both mortgages and other lending.
Customer deposits declined by EUR 0.6 billion, following the conclusion of a successful promotional campaign originated in the third quarter of 2024.
The campaign was highly effective, enabling the retention of the vast majority of term deposits and facilitating their conversion into investment products, thereby enhancing long-term customer value.
Net interest income declined 8.8% to EUR 1,786 million, primarily due to reduced liability margins. Treasury-related net interest income also decreased year-on-year, although this was fully offset by higher investment and other income within Treasury. Investment and other income included a EUR 44 million gain from the sale of an associate in
2025, while 2024 had included EUR 77 million relating to our share in the one-off profit of another associate. Net fee and commission income was strong, rising 15% to EUR 692 million. This growth was primarily driven by higher fees from investment products, reflecting the success of campaigns to attract new customers for investment solutions, as well as from daily banking services.
Operating expenses amounted to EUR 1,878 million, including EUR 261 million in regulatory costs (up from EUR 206 million in 2024 due to a higher
DGS contribution) and EUR 79 million in incidental restructuring costs
(compared with EUR 59 million for this in 2024). These restructuring costs are part of broader multi-year transformation programmes across
Belgium and Luxembourg, aimed at simplifying operations, increasing commercial focus and improving long-term profitability, though they temporarily impact reported returns. Expenses excluding regulatory costs and incidental items declined 0.5%, as the impact of automatic salary indexation was offset by lower accommodation and IT expenses.
The net addition to the provision for loan losses amounted to EUR 153 million, or 15 basis points of average customer lending, up from EUR 134 million in 2024. Risk costs were mainly related to business lending.
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
Customer lending was up by EUR 4.0 billion. Net core lending (which excludes Treasury) rose by EUR 3.7 billion, reflecting a EUR 2.7 billion increase in business lending and EUR 1.0 billion of growth in the mortgage portfolio. Customer deposits grew by EUR 5.9 billion. Net core deposits
(which excludes Treasury) increased by EUR 6.4 billion, driven by a EUR 5.5 billion inflow from our successful term deposit campaigns (exceeding the
EUR 2.6 billion outflow we saw in 2023 when customers bought bonds issued by the Belgian government).
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
The net addition to the provision for loan losses amounted to EUR 134 million, or 14 basis points of average customer lending, down from EUR
169 million in 2023. Risk costs for mortgages and consumer lending declined while risk costs for business lending were stable.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	67
Retail Germany

Retail Germany
in EUR million	2025	2024	2023
Income:
Net interest income	2,457	2,647	2,862
Net fee and commission income	632	433	357
Investment income and other income	-98	-173	-67
Total income	2,991	2,906	3,152

Expenditure:
Operating expenses	1,362	1,303	1,243
Additions to the provision for loan losses	171	149	119
Total expenditure	1,533	1,452	1,362

Result before tax	1,457	1,455	1,790
Taxation	472	505	631
Non-controlling interests	2	1	0
Net result IFRS-IASB	983	949	1,159
Year ended 31 December 2025 compared to year ended 31 December
2024
The net result of Retail Germany increased by EUR 35 million, or 3.6%, to
EUR 983 million in 2025 from EUR 949 million in 2024. Retail Germany recorded a result before tax of EUR 1,457 million, stable year-on-year despite higher risk costs.
The business continued to demonstrate strong commercial momentum, including a double-digit increase in the number of mobile primary customers. Customer lending showed a EUR 6.4 billion increase. Net core lending growth (which is the increase in customer lending excluding the
Treasury portfolio) was EUR 6.9 billion, with mortgages remaining the principal driver of growth. Customer deposits increased by EUR 6.6 billion, reflecting the success of a promotional savings campaign, with a portion of these funds subsequently channelled into investment products during the second half of the year.
Net interest income declined 7.2% to EUR 2,457 million, as the positive impact of volume growth was outweighed by narrower margins on liabilities and mortgages, and by lower Treasury-related interest income, the latter largely offset by an increase in investment and other income.
Net fee and commission income surged 46% to EUR 632 million. This was driven by a growing customer base, a higher number of investment product accounts, increased trading activity, and a rise in fees from daily banking services.
Operating expenses in 2025 totalled EUR 1,362 million. This comprised EUR
32 million in regulatory costs, down from EUR 88 million a year earlier, reflecting a lower contribution to the deposit guarantee scheme. Expenses excluding regulatory costs in both years, as well as EUR 14 million of incidental restructuring costs recorded in 2025, rose 8.3%. This was predominantly due to higher internal staff expenses (related to annual salary increases) and investments in business growth and scalability.
Net additions to loan loss provisions amounted to EUR 171 million (15 basis points of average customer lending) and were primarily related to consumer lending and portfolio sales.
Year ended 31 December 2024 compared to year ended 31 December
2023
The net result of Retail Germany decreased by EUR 210 million, or 18%, to
EUR 949 million in 2024 from EUR 1,159 million in 2023. The result before tax for Retail Germany was EUR 1,455 million, a decline of 19% year-on-
year, which was mainly due to lower income from liabilities.
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
Customer lending was up by EUR 7.3 billion year-on-year. Net core lending growth (which excludes Treasury) was EUR 4.4 billion. Next to EUR 3.6 billion in mortgages we grew our other lending portfolio by EUR 0.8 billion, with an increase in both our consumer lending and business lending portfolio.
Customer deposits increased by EUR 7.5 billion following a successful campaign to attract new savings and private customers, as well as a net inflow of EUR 0.8 billion in Business Banking.
Operating expenses rose 4.8% to EUR 1,303 million. Excluding EUR 88 million of regulatory costs (down from EUR 96 million in 2023) and EUR 20 million of incidental items for restructuring costs and staff allowances recorded in 2023, cost growth was 7.8%. This was due to higher staff expenses and investments in business growth.
Net additions to loan loss provisions amounted to EUR 149 million (14 basis points of average customer lending) and were primarily related to consumer lending.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	68
Retail Other

Retail Other
in EUR million	2025	2024	2023
Income:
Net interest income	3,892	3,817	3,437
Net fee and commission income	717	609	519
Investment income and other income	299	263	277
Total income	4,908	4,688	4,233

Expenditure:
Operating expenses	2,905	2,792	2,479
Additions to the provision for loan losses	323	291	313
Total expenditure	3,228	3,083	2,792

Result before tax	1,680	1,605	1,441
Taxation	398	381	359
Non-controlling interests	225	221	174
Net result IFRS-IASB	1,058	1,002	908
Year ended 31 December 2025 compared to year ended 31 December
2024
Retail Other comprises the six retail markets in Spain, Italy, Australia,
Poland, Romania and Türkiye. The net result of Retail Other increased to
EUR 1,058 million in 2025 from EUR 1,002 million in 2024. The result before tax for Retail Other was EUR 1,680 million compared with EUR 1,605 million in 2024, with income growth more than offsetting a modest increase in expenses and higher risk costs.
Customer lending rose by EUR 11.2 billion. Net core lending growth (which reflects the increase in customer lending, adjusted for currency impacts and Treasury) reached EUR 13.4 billion. This was led by an EUR 11.1 billion expansion in the mortgage portfolio — most notably in Australia, Italy,
Spain, and Poland — alongside continued growth in business and consumer lending. Customer deposits grew by EUR 10.2 billion. Net core deposits growth (which is the increase in customer deposits excluding currency impacts and Treasury) amounted to EUR 12.6 billion, reflecting substantial net inflows, particularly in Spain, Italy, and Poland.
Net interest income rose 2.0% to EUR 3,892 million, as the favourable impact of higher lending and deposit volumes more than compensated for lower liability margins and negative FX impacts. In addition, net interest income in the prior year had included a EUR -39 million impact from the
Polish mortgage moratorium. Net fee and commission income increased significantly to EUR 717 million, representing an 18% year-on-year rise.
Fee income from investment products grew substantially, driven by net inflows and a higher number of trades. This was complemented by markedly higher fee income from daily banking services and insurance, reflecting both customer growth and successful cross-selling initiatives.
Investment and other income also rose year-on-year, thanks to an increase in Treasury-related income.
Operating expenses in 2025 amounted to EUR 2,905 million. This included
EUR 287 million of regulatory costs, a 10% increase, primarily due to a higher contribution to the deposit guarantee scheme and increased bank taxes in Poland. The previous year’s expenses had included EUR 17 million in incidental restructuring costs (versus EUR 6 million in 2025) and a EUR
35 million legal provision. Excluding regulatory costs and these one-off items, expenses rose 5.3%, mainly as a result of inflationary pressures and ongoing investments in future business growth.
The net addition to loan loss provisions was EUR 323 million, or 26 basis points of average customer lending, with additions mainly in Poland.
Year ended 31 December 2024 compared to year ended 31 December
2023
Retail Other comprises the six retail markets in Spain, Italy, Australia,
Poland, Romania and Türkiye. The net result of Retail Other increased to
EUR 1,002 million in 2024 from EUR 908 million in 2023. For Retail Other, result before tax increased 11% to EUR 1,605 million, mainly thanks to higher income.
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
Customer lending rose by EUR 7.4 billion. Net customer lending growth
(which is the change in customer lending adjusted for currency effects and
Treasury) was EUR 8.2 billion in 2024, with growth in all countries, but particularly in Australia, Poland, Spain and Italy. Customer deposits were up by EUR 12.1 billion. Net core deposits growth (excluding currency impacts and movements in Treasury deposits) was EUR 12.7 billion, primarily driven by net inflows in Poland, Spain and Australia.
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
The net addition to loan loss provisions was EUR 291 million, or 26 basis points of average customer lending, compared with EUR 313 million in
2023. Risk costs in 2024 were primarily attributable to net additions in
Poland and Spain.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	69
Wholesale Banking

Wholesale Banking
in EUR million	2025	2024	2023
Income:
Net interest income	2,997	3,259	4,028
Net fee and commission income	1,433	1,317	1,259
Investment income and other income	2,579	2,405	1,771
Total income	7,009	6,981	7,057

Expenditure:
Operating expenses	3,837	3,558	3,313
Additions to the provision for loan losses	549	627	-92
Total expenditure	4,386	4,185	3,222

Result before tax	2,624	2,796	3,836
Taxation	673	693	900
Non-controlling interests	48	35	61
Net result IFRS-EU	1,902	2,068	2,875
Adjustment of the EU 'IAS 39 carve-out'	1,996	-1,058	-3,147
Net result IFRS-IASB	3,899	1,010	-272
Year ended 31 December 2025 compared to year ended 31 December
2024
Without application of the EU ‘IAS 39 carve-out’, ING’s net result of
Wholesale Banking was EUR 3,899 million in 2025, compared with EUR 1,010 million in 2024. The adjustment of the EU ‘IAS 39 carve-out’, included in the net result, was EUR 1,996 million in 2025, compared with EUR -1,058 million in 2024, due to fair value changes on derivatives related to asset-liability-
management activities for the mortgage and savings portfolios in the
Benelux, Germany, France, Spain, Italy, and Romania. These fair value changes were mainly a result of changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB.
The IFRS-EU net result (when applying the EU ‘IAS 39 carve-out’) decreased to EUR 1,902 million from EUR 2,068 million in 2024. Wholesale Banking delivered a robust performance in 2025, with a result before tax of EUR
2,624 million, compared with EUR 2,796 million in the previous year. Total income grew slightly amid ongoing geopolitical uncertainties, and was supported by a 9% rise in fee income, reflecting our strategic focus on diversifying income streams. This growth helped to mitigate the impact of margin compression in Payments & Cash Management and EUR -200 million in negative currency impacts. Earnings were also impacted by elevated investment costs aimed at supporting future growth and EUR 90 million in restructuring provisions.
Customer lending IFRS-EU increased by EUR 7.3 billion. Net core lending growth (which is the change in customer lending IFRS-EU, excluding currency impacts and movements in the Treasury and run-off portfolios)
was significant at EUR 18.3 billion. This was driven by higher volumes in
Working Capital Solutions and short-term trade-related financing, alongside a recovery in long-term loan demand in the second half of the year. Customer deposits were up by EUR 5.0 billion. Net core deposits growth (which excludes currency impacts and movements in the Treasury portfolio) was EUR 8.0 billion, reflecting net inflows in Payments & Cash
Management and Financial Markets.
Total income from Lending increased slightly, supported by higher volumes and an increase in fee income. This was partly offset by negative currency movements. The rise in deal flow and fee income highlights the strength of our client relationships and advisory capabilities. Through disciplined capital management, we reduced risk-weighted assets within
Lending by 5.3%, with capital-velocity measures offsetting lending growth and currency movements also contributing.
Income from Daily Banking & Trade Finance declined 3.4% year-on-year.
Higher revenues from increased client demand in Working Capital
Solutions and Trade Finance Services, as well as a strong performance in our cash pooling business, were more than offset by margin compression in Payments & Cash Management.
Financial Markets income increased 6.7% to EUR 1,512 million. This reflects strong results in Interest Rate Derivatives, FX, Equity Derivatives, and
Capital Markets issuance, all benefiting from healthy client flows and favourable market conditions.
Income from Treasury & Other declined by EUR 9 million year-on-year, as higher income from Corporate Investments almost fully offset a EUR 70 million one-off income recorded in 2024.
Operating expenses for 2025 included EUR 90 million in restructuring costs
(versus EUR 10 million in 2024), of which EUR 85 million related to workforce redundancies — part of our efforts to ensure our teams are well positioned for the future. Excluding these incidental costs as well as regulatory costs (which increased slightly to EUR 219 million), expenses rose 5.8% year-on-year, driven by targeted, multi-year investment initiatives — focused on digital foundations, platforms, and product capabilities — that are required to structurally improve long-term profitability.
Net additions to loan loss provisions declined to EUR 549 million
(equivalent to 28 basis points of average customer lending), down from
EUR 627 million in 2024. Individual Stage 3 risk costs fell sharply due to lower inflows, repayments and recoveries. Risk costs in Stage 1 and 2 were higher, as 2024 had included releases from collective provisions, including a partial release of management overlays.
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
resilient, supported by increased lending and deposit volumes and strong results in Financial Markets, which compensated for margin compression in
Payments & Cash Management. Expenses rose, primarily due to the

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	70
impact of collective labour agreements, inflation and investments in business growth and in our product foundations. We remained disciplined in capital management, with a modest increase of EUR 1.9 billion in risk-
weighted assets, fully due to the strengthening of the US dollar, and income over average risk-weighted assets was resilient at 458 basis points.
The net result declined 28% to EUR 2,068 million, mainly due to higher risk costs versus a net release in 2023. The return on equity came out at 11.0%
in 2024.
Customer lending IFRS-EU rose by EUR 7.8 billion. Net core lending growth
(which is the increase in customer lending IFRS-EU, adjusted for currency impacts and changes in the Treasury and run-off portfolios) was EUR 1.8 billion in 2024, with the increase being softened by loan sales and other ongoing efforts to optimise our capital usage. Customer deposits were EUR
14.9 billion higher year-on-year. Net core deposits growth (which excludes currency impacts and movements in Treasury deposits) was EUR 15.8 billion in 2024, mainly attributable to strategic initiatives in Payments &
Cash Management and Money Markets.
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
3 provisioning. Additions for a number of unrelated files in Stage 3 were partly offset by releases from collective provisions in Stage 1 and 2
(including a partial release of management overlays).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	71
Alternative performance measures
Our financial information is prepared in accordance with IFRS as detailed out in the financial statements of our Annual Report. In addition, in the discussion of our financial performance, we use a number of alternative performance measures, including resilient net profit, commercial net interest income and net core lending and net core deposits growth. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business, reference is made to 'Capital Management' for a reconciliation. We consider commercial net interest income, and the derived commercial net interest margin, to be useful information because the scope is restricted to those products that are mainly interest driven and excludes the interest on products where performance measurement is primarily done based on fee income or at the total income level (including Financial Markets and Treasury).
Commercial net interest income also excludes significant volatile items in lending and liability net interest income, thus removing items that distort period-on-period comparisons. We consider net core lending and net core deposits growth as useful information to track our real commercial growth in customer balances. It measures the development of our customer lending and deposits adjusted for currency impacts and changes in the Treasury and run-off portfolios.
The tables below show how net core lending growth and net core deposits growth can be reconciled to the nearest IFRS-IASB measure.

Reconciliation commercial net interest income (NII)
	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total
in EUR million	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Net interest income IFRS-IASB	3,115	3,027	3,096	1,786	1,959	2,063	2,457	2,647	2,862	3,892	3,817	3,437	3,273	3,524	4,214	434	315	489	14,957	15,288	16,162
IFRS-EU 'IAS 39 carve-out' impact													-276	-265	-187				-276	-265	-187
Net interest income IFRS-EU	3,115	3,027	3,096	1,786	1,959	2,063	2,457	2,647	2,862	3,892	3,817	3,437	2,997	3,259	4,028	434	315	489	14,681	15,023	15,976
Exclude: Other NII (excl. significant volatile items)[1]	-572	-621	-535	93	142	198	205	298	151	195	213	207	-972	-693	-171	434	315	489	-618	-346	338
Exclude: Significant volatile items[2]							-18	-51			-39			70					-18	-20
Commercial net interest income	3,687	3,647	3,631	1,692	1,816	1,866	2,270	2,400	2,711	3,698	3,643	3,231	3,969	3,882	4,199	0	0	0	15,316	15,389	15,638
1Other NII mainly includes NII for Financial Markets and Treasury. In Financial Markets this primarily reflects the funding costs of positions for which associated revenue is reported in 'other income'. For Treasury, it includes the funding costs of specific money market and FX transactions where an offsetting revenue is recorded in 'other income', as well as interest income from other Treasury activities (such as foreign currency ratio hedging) that are not allocated to Retail or Wholesale. Furthermore, other NII includes the funding costs for our equity stakes, the NII related to investment portfolios, as well as the effect of indexation of NII required by IAS 29 due to hyperinflation in Türkiye.
2Significant volatile items in lending and liability NII are lending- and liability-related interest items that management would consider as outside the normal course of business and large enough to distort a proper period-on-period comparison. For the years 2025 and 2024, it includes EUR -18 million (2025) and
EUR -51 million (2024) for incentives to attract new customers (Retail Germany), EUR -39 million for the Polish mortgage moratorium (2024), and a EUR +70 million one-off in Wholesale Banking (2024).

Customer lending IFRS-IASB versus Customer lending IFRS-EU and Net core lending growth by business line
	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total
in EUR billion	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change
Customer lending IFRS-IASB [1]	179.2	164.3	14.9	100.1	98.3	1.8	116.6	110.2	6.4	128.4	117.2	11.2	209.1	199.2	10.0	0.3	0.3	0.0	733.6	689.4	44.2
IFRS-EU 'IAS 39 carve out' impact													-6.0	-3.4	-2.6				-6.0	-3.4	-2.6
Customer lending IFRS-EU	179.2	164.3	14.9	100.1	98.3	1.8	116.6	110.2	6.4	128.4	117.2	11.2	203.1	195.8	7.3	0.3	0.3	0.0	727.6	686.1	41.5
Exclude: FX impact			0.0			0.0			0.0			2.3			8.9						11.2
Exclude: Change in fair value macro hedged loans															2.6						2.6
Exclude: Treasury, run-off portfolios and other			1.3			0.3			0.5			-0.1			-0.5			0.0			1.5
Net core lending growth			16.2			2.0			6.9			13.4			18.3			0.0			56.9
1Loans and advances to customers excluding loan loss provision.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	72

Customer deposits IFRS-IASB versus Customer deposits IFRS-EU and Net core deposits growth by business line
	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total
in EUR billion	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change
Customer deposits IFRS-IASB	209.1	200.7	8.5	96.5	97.1	-0.6	157.7	151.1	6.6	173.4	163.2	10.2	84.6	79.6	5.0	0.0	0.0	0.0	721.4	691.7	29.7
IFRS-EU 'IAS 39 carve out' impact													0.0	0.0	0.0				0.0	0.0	0.0
Customer deposits IFRS-EU	209.1	200.7	8.5	96.5	97.1	-0.6	157.7	151.1	6.6	173.4	163.2	10.2	84.6	79.6	5.0	0.0	0.0	0.0	721.4	691.7	29.7
Exclude: FX impact			0.0			0.0			0.0			2.3			1.4						3.7
Exclude: Change in fair value macro hedged deposits															0.0						0.0
Exclude: Treasury, run-off portfolios and other			3.1			-0.1			0.0			0.1			1.6			0.0			4.7
Net core deposits growth			11.5			-0.6			6.6			12.6			8.0			0.0			38.1

Customer lending IFRS-IASB versus Customer lending IFRS-EU and Net core lending growth by business line
	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total
in EUR billion	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change
Customer lending IFRS-IASB [1]	164.3	152.8	11.4	98.3	94.3	4.0	110.2	102.9	7.3	117.2	109.8	7.4	199.2	192.9	6.3	0.3	0.3	0.0	689.4	652.9	36.5
IFRS-EU 'IAS 39 carve out' impact													-3.4	-4.9	1.5				-3.4	-4.9	1.5
Customer lending IFRS-EU	164.3	152.8	11.4	98.3	94.3	4.0	110.2	102.9	7.3	117.2	109.8	7.4	195.8	188.0	7.8	0.3	0.3	0.0	686.1	648.0	38.0
Exclude: FX impact			0.0			0.0			0.0			0.9			-4.7						-3.8
Exclude: Change in fair value macro hedged loans															-1.5						-1.5
Exclude: Treasury, run-off portfolios and other			-1.9			-0.4			-2.9			-0.2			0.2			0.0			-5.1
Net core lending growth			9.6			3.7			4.4			8.2			1.8			0.0			27.7
1Loans and advances to customers excluding loan loss provision.

Customer deposits IFRS-IASB versus Customer deposits IFRS-EU and Net core deposits growth by business line
	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total
in EUR billion	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change
Customer deposits IFRS-IASB	200.7	199.7	1.0	97.1	91.2	5.9	151.1	143.6	7.5	163.2	151.0	12.1	79.6	64.8	14.9	0.0	0.0	0.0	691.7	650.3	41.4
IFRS-EU 'IAS 39 carve out' impact													0.0	0.0	0.0				0.0	0.0	0.0
Customer deposits IFRS-EU	200.7	199.7	1.0	97.1	91.2	5.9	151.1	143.6	7.5	163.2	151.0	12.1	79.6	64.8	14.9	0.0	0.0	0.0	691.7	650.3	41.4
Exclude: FX impact			0.0			0.0			0.0			0.6			-0.4						0.3
Exclude: Change in fair value macro hedged deposits															0.0						0.0
Exclude: Treasury, run-off portfolios and other			4.0			0.5			0.0			-0.1			1.3			0.0			5.8
Net core deposits growth			5.0			6.4			7.5			12.7			15.8			0.0			47.4

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	73
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
financial statements.

ING Group Consolidated Cash Flows

cash and cash equivalents
in EUR million	2025	2024	2023
Treasury bills and other eligible bills included in securities at AC	–	37	–
Deposits from banks	-7,065	-6,303	-5,132
Loans and advances to banks	8,324	4,982	7,931
Cash and balances with central banks	52,889	70,353	90,214
Cash and cash equivalents at end of year	54,148	69,069	93,012
Year ended 31 December  2025 compared to year ended 31 December
 2024
Net cash flow from operating activities amounts to EUR -6,380 million for the year-end 2025, compared to EUR -22,544 million for the year-end
2024. The increase in cash flow from operating activities of EUR 16,164 million in 2025 is explained by higher cash inflows for trading assets and liabilities (EUR 20,009 million), Loans and deposits from banks (EUR 20,192 million) and higher result before tax, after adjustment for non-cash items
(EUR 2,605 million) and is partly offset by higher cash outflows from loans and deposits to/from customers (EUR -28,845 million).
Net cash flow from investing activities amounts to EUR -15,697 million for the year-end 2025 compared to EUR -6,033 million in 2024. The net cash flow from investing activities decreased by EUR -9,663 million and is explained by a net decrease from Financial assets at fair value through OCI of EUR -6,057 million and net decrease from Securities at amortised costs of EUR -3,673 million.
Net cash flow from financing activities amounts to EUR 8,245 million in
2025, compared to EUR 5,374 million in 2024. The increase of EUR 2,871 million is explained by a net increase of EUR 3,502 million of debt securities and is partly offset by a net decrease of EUR -746 million of Subordinated loans.
The operating, investing and financing activities described above result in a decrease of EUR -14,921 million in cash and cash equivalents to EUR
54,148 million at year end 2025 including negative exchange rate effect on cash and cash equivalents of EUR -1,089 million.
Year ended 31 December 2024 compared to year ended
31 December 2023
Net cash flow from operating activities amounts to EUR -22,544 million for the year-end 2024, compared to EUR -11,340 million for the year-end
2023. The decrease in cash flow from operating activities of EUR -11,204 million in 2024 is explained by higher cash outflows for trading assets and liabilities (EUR -9,400 million), assets and liabilities mandatorily and designated at fair value through profit or loss (EUR -4,515 million), other assets and liabilities (EUR -4,326 million), non-trading derivatives (EUR
-2,463 million) and is partly offset by higher cash inflows from loans and deposits to/from customers (EUR 3,992 million), loans and deposits to/from banks (EUR 3,558 million) and higher result before tax, after adjustment for non-cash items (EUR 2,224 million).
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
The operating, investing and financing activities described above result in a decrease of EUR -23,944 million in cash and cash equivalents to EUR
69,069 million at year end 2024 including exchange rate effect on cash and cash equivalents of EUR -740 million.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	74
C. Research and development, patents and
licenses, etc.
Not applicable.
D. Trend information
For information regarding trend information, see Item 5.A of this Form 20-
F.
E. Critical Accounting Estimates
Reference is made to Note 1 'Basis of preparation and material accounting policy information' to the consolidated financial statements for detailed information on Critical Accounting Estimates.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	75
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
ING Group indemnifies the members of the EB to the extent permitted by law against direct financial losses in connection with claims from third parties. This applies to claims filed, or threatened to be filed, against them in connection with their service as a member of the EB in accordance with the Articles of Association and their commission contract. ING Group has taken out liability insurance for the members of the EB.
Appointment and reappointment
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
2.A long-term view is taken on the composition of the EB in line with strategic priorities.
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
Composition of the Executive Board
On 24 July 2025, it was announced that Tanate Phutrakul will step down from his position as chief financial officer, member of the Management
Board Banking and member of the Executive Board as of the 2026 General
Meeting. On 29 October 2025, it was announced that Ida Lerner will be appointed as chief financial officer and member of the Management Board
Banking effective 1 April 2026. The Supervisory Board will propose to shareholders to appoint her as member of the Executive Board and as CFO of ING Group at the 2026 General Meeting.
Furthermore, on 23 October 2025, it was announced that Ljiljana Čortan will step down as CRO and will succeed Andrew Bester as head of
Wholesale Banking. It has since been announced that Ljiljana will start as head of Wholesale Banking and leave her position as CRO on 24 February
2026. She will remain a member of the EB until a successor is appointed as
CRO.
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
Relevant positions pursuant to CRD IV/conflicting interests
Members of the EB may hold other positions outside ING. No member of the EB had corporate directorships relevant under CRD IV outside ING throughout 2025.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	76
Members of the EB are to report any conflict of interest (including potential conflicts of interest) to the chairperson of the EB and the other EB members, and shall provide all relevant information. The EB, excluding the member concerned, decides whether a conflict of interest exists.
In the case of a conflict of interest, the relevant member of the EB abstains from discussions and decision-making on the topic or the transaction in relation to which they have a conflict of interest with ING Group.
Transactions involving actual or potential conflicts of interest
There were no transactions reported in 2025 in which there were conflicts of interest with EB members that are of material significance to ING Group and/or to the relevant board members.
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
not considered a loan for this purpose and are therefore not disclosed in the ‘Remuneration report’. For an overview of loans granted to members of the Executive Board, see the ‘Remuneration report’.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	77
Members of the Executive Board and Management Board Banking

Steven van Rijswijk (CEO) Born 1970 Nationality Dutch	Tanate Phutrakul (CFO) Born 1965 Nationality Thai	Ljiljana Čortan (CRO) Born 1971 Nationality Croatian	Pinar Abay Born 1977 Nationality Turkish

Steven has been a member of the EB since May 2017. He
has been CEO and chairperson of this board since July
2020. Prior to his appointment as CEO and chairperson of
this board, he was the chief risk officer.
Steven is responsible for ING's strategy, including ESG and
sustainability, leading governance including the decision-
making process, results, culture, branding, reputation and
people.

Tanate was appointed as chief financial officer and a
member of the MBB in February 2019. Subsequently,
Tanate was appointed a member of the EB at the Annual
General Meeting in April 2019.
Tanate is responsible for ING's financial strategy,
budgeting, cost control, and the financing of the company.

Ljiljana was appointed as chief risk officer and a member
of the MBB effective January 2021. Ljiljana was appointed
a member of the EB at the Annual General Meeting in April
2021.
Ljiljana is responsible for ING's risk activities, including formulating our risk management framework and risk
appetite, risk culture and awareness, risk governance and
policies and compliance.
Pinar was appointed a member of the MBB in January 2020. She is also head of Retail, Market Leaders and Challengers & Growth Markets. Pinar is responsible for ING's retail banking activities globally.

Relevant CRD IV position(s)
▪CEO and chairperson of the EB and MBB
Other ancillary positions
▪Member of the management board of the Nederlandse
Vereniging van Banken (NVB)
▪Member of the Cyber Security Council (CSR)
	Relevant CRD IV position(s) ▪CFO and member of the EB and the MBB Other ancillary positions ▪None	Relevant CRD IV position(s) ▪CRO and member of the EB and the MBB Other ancillary positions ▪None
Relevant CRD IV position(s)
▪Member of the MBB
▪Non-executive member of the board of ING Belgium N.V./
S.A.
▪Member of the supervisory board of ING-DiBa A.G.
▪Member of the board of EPI Company SE
Other ancillary positions
▪None

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	78

Andrew Bester Born 1965 Nationality British/South African	Marnix van Stiphout (COO) Born 1970 Nationality Dutch	Daniele Tonella (CTO) Born 1971 Nationality Swiss

Andrew was appointed a member of the MBB and head of Wholesale Banking in April 2021. Andrew is responsible for ING's wholesale banking activities globally.
Marnix was appointed a member of the MBB and chief
operations officer in September 2021.
Marnix is responsible for translating, overseeing, and
embedding ING's strategies into a strategy for the
operations function.

Daniele was appointed a member of the MBB and chief
technology officer in August 2024.
Daniele is responsible for overseeing and managing the
total IT landscape and advising on technology-driven
business opportunities.

Relevant CRD IV position(s) ▪Member of the MBB Other ancillary positions ▪None	Relevant CRD IV position(s) ▪Member of the MBB Other ancillary positions ▪None	Relevant CRD IV position(s) ▪Member of the MBB Other ancillary positions ▪Member of the Tech Advisory Board of The Hg Foundation

Executive Board in numbers

Board members 3

Average age 56

Nationalities 3

Average board tenure (years) 6

Female 33%

Management Board Banking in numbers

Board members 7

Average age 55

Nationalities 6

Average board tenure (years) 4.5

Female 29%

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	79
Supervisory Board
Roles and responsibilities
The SB members are collectively responsible for supervising and advising the EB and for overseeing the activities of ING and the business connected with it. The organisation, powers and modus operandi of the SB are set out in the Charter of the Supervisory Board, available on ing.com.
In performing their duties, members of the SB are required to:
▪be guided by the interests of ING and the business connected with it, thereby carefully balancing the interests of all stakeholders of ING and in this consideration give paramount importance to customers'
interests, as set out in the Dutch Banker’s Oath;
▪foster a culture focused on sustainable long-term value creation, financial and non-financial risk awareness, compliance with ING’s risk appetite, and responsible and ethical behaviour;
▪stimulate openness and accountability within ING and its subsidiaries;
▪act without mandate from third parties and independent of any interest in the business of ING; and
▪ensure that the Supervisory Board functions effectively.
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
Composition
ING Group aims to have an adequate and balanced composition of its SB, with a mix of persons with knowledge, skills and executive experience, preferably gained in the banking sector, experience in corporate governance of large stock-listed companies, and experience in the political and social environment in which such companies operate. In the selection of the members of the SB, consideration is given to a range of professional qualifications and backgrounds, including experience, skills, education and business judgment. In addition, there should be a balance of experience and affinity with the nature and culture of the business of ING. ING believes that a range of professional background and experience at the level of the
SB fosters a diversity of views and experiences and facilitates independent opinions and sound decision-making, which has a positive impact on ING’s business and stakeholders. According to the Dutch Gender Diversity Act,
ING is required to comply with a gender-diversity quota of at least one third male and at least one third female for its SB. ING meets this criterion.
As from 1 July 2025, the SB consisted of seven male members and four female members.
The SB is responsible for selecting and nominating candidates for appointment or reappointment to the SB, based on, among other factors, the SB profile, which is available on ing.com. The SB regularly assesses its composition.
On 20 January 2026, it was announced that Herna Verhagen will resign from the Supervisory Board as of the 2026 General Meeting. As of this date, Herna will also step down as chairperson of the Remuneration
Committee and as member of the Nomination and Corporate Governance
Committee and the Risk Committee.
Appointment, suspension and dismissal
Members of the SB are appointed, suspended and dismissed by the
General Meeting. The SB may draw up a binding list of candidates for appointment and may propose the dismissal and suspension of SB members. Candidates for appointment to the SB are assessed by the DNB and ECB for suitability and reliability, and must continue to meet these criteria while in function.
A resolution of the General Meeting to render this list non-binding, or to suspend or dismiss SB members without this being proposed by the SB, requires an absolute majority of the votes cast. In addition, this majority must represent more than half of the issued share capital. In a second general meeting, such a resolution also requires an absolute majority of the votes cast, and this majority must represent more than half of the issued share capital. This ensures that such significant resolutions can only be adopted with substantial support of ING Group’s shareholders.
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
Relevant positions pursuant to CRD IV / conflicting interests
Members of the SB may hold other positions outside ING, including directorships, either paid or unpaid. CRD IV restricts the total number of SB positions or non-executive directorships with predominantly commercial organisations that may be held by an SB member to four. If an SB member also has an executive position, the number of positions is restricted to two.
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
chairperson, to the vice-chairperson) and to the other SB members, and shall provide all relevant information. The SB, excluding the member concerned, decides whether a conflict of interest exists.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	80
In the case of a conflict of interest, the relevant member of the SB abstains from discussions and decision-making on the topic or the transaction in relation to which they have a conflict of interest with ING Group.
Transactions involving actual or potential conflicts of interest
There were no transactions reported in 2025 in which there were conflicts of interest with SB members that are of material significance to ING Group and/or to the relevant board members.
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
Independence
All SB members, with the exception of no more than one person, should qualify as independent as defined in the best practice provision 2.1.8 of the
Dutch Corporate Governance Code. The members of the SB are therefore requested to assess annually whether or not they are independent as set out in the Code and to confirm this in writing. On this basis, the SB confirms that all members of the SB are to be regarded as independent on 31
December 2025. On this date all members of the SB were also to be regarded as independent within the meaning of the NYSE listing standards.
Committees of the Supervisory Board
On 31 December 2025, the SB had six committees: the Risk Committee, the
Audit Committee, the Nomination and Corporate Governance Committee,
the Remuneration Committee, the ESG Committee and the Technology &
Operations Committee.
Separate charters have been drawn up for these committees, which are available on ing.com.
Remuneration and share ownership
Remuneration of the members of the SB is determined by the General
Meeting and does not depend on the results of ING Group. Members of the
SB are permitted to hold shares in the share capital of ING Group for long-
term investment purposes. Details are given in the ‘Remuneration report’.
Transactions by members of the SB in these shares need to comply with the ING insider regulations, which are available on ing.com.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	81
Members of the Supervisory Board

Karl Guha (chairperson) Born 1964 Nationality Dutch Term expires 2027	Mike Rees (vice-chairperson) Born 1956 Nationality British Term expires 2027	Juan Colombás Born 1962 Nationality Spanish Term expires 2028	Stuart Graham Born 1967 Nationality British/German Term expires 2029

Karl was appointed chairperson of the SB at the General
Meeting in April 2023.
Karl is chairperson of the Nomination and Corporate
Governance Committee and a member of the
Remuneration Committee, the Risk Committee, the Audit
Committee, the ESG Committee and the Technology &
Operations Committee.

Mike was appointed a member of the SB at the General
Meeting in April 2019.
Mike is vice-chairperson of the SB, chairperson of the Risk
Committee and a member of the Nomination and
Corporate Governance Committee and the Audit
Committee.

Juan was appointed a member of the SB at the General
Meeting in April 2020.
Juan is chairperson of the Technology & Operations
Committee and a member of the Risk Committee, the
Audit Committee and the ESG Committee.
Stuart was appointed a member of the SB at the General Meeting in April 2025. Stuart is a member of the Risk Committee, the ESG Committee, the Technology & Operations Committee and the Audit Committee.

Former position
CEO of Van Lanschot Kempen N.V.
Relevant CRD IV position(s)
▪Chairperson of the SB
▪Member of the supervisory board of SHV Holdings N.V.
▪Non-executive board member of Exor N.V.
Other ancillary positions
▪Member of the supervisory board of Rijksmuseum Fonds

Former position
Deputy CEO of Standard Chartered Bank PLC
Relevant CRD IV position(s)
▪Vice-chairperson of the SB
▪Non-executive chairperson of the board of directors of
Midlands Mindforge
Other ancillary positions
▪Non-executive chairperson of the board of directors of
Mauritius Africa FinTech Hub

Former position
Chief operations officer and executive board member of the
board of directors of Lloyds Banking Group PLC
Relevant CRD IV position(s)
▪Member of the SB
▪Non-executive member of the board of directors of Azora
Capital S.L., Azora Investment Management S.L. and
Azora Gestion SGIIC
▪Non-executive chairperson of the board of directors of
Bluserena Spa Unipersonale
Other ancillary positions
▪Member of the global alumni advisory board of the
Institute de Empresa (IE) Business School
Former position Co-founder and CEO of Autonomous Research Relevant CRD IV position(s) ▪Member of the SB Other ancillary positions ▪None

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	82

Margarete Haase Born 1953 Nationality Austrian Term expires 2027	Lodewijk Hijmans van den Bergh Born 1963 Nationality Dutch Term expires 2029	Petri Hofsté Born 1961 Nationality Dutch Term expires 2029	Herman Hulst Born 1955 Nationality Dutch Term expires 2028

Margarete was appointed a member of the SB at the General Meeting in May 2017. Margarete is chairperson of the Audit Committee and a member of the Risk Committee and the Remuneration Committee.	Lodewijk was appointed a member of the SB at the General Meeting in April 2021. Lodewijk is chairperson of the ESG Committee and a member of the Risk Committee.	Petri was appointed a member of the SB at the General Meeting in April 2025. Petri is a member of the Risk Committee and the Audit Committee.	Herman was appointed a member of the SB at the General Meeting in April 2020. Herman is a member of the Audit Committee, the Risk Committee and the ESG Committee.

Former position
CFO of Deutz AG
Relevant CRD IV position(s)
▪Member of the SB
▪Chairperson of the supervisory board of ams-OSRAM AG
▪Member of the supervisory board of Fraport AG
Other ancillary positions
▪Chairperson of the employers association of Kölnmetall
▪Member of the German Corporate Governance
Commission

Former position
Partner/member of the management committee of De
Brauw Blackstone Westbroek N.V.
Relevant CRD IV position(s)
▪Member of the SB
▪Member of the supervisory board of HAL Holding N.V.
▪Member of the supervisory board of Heineken N.V.
Other ancillary positions
▪Chairperson of the executive committee of Vereniging
Aegon

Former position
Member of the supervisory board of Coöperatieve Rabobank
U.A.
Relevant CRD IV position(s)
▪Member of the SB
▪Member of the supervisory board of Royal Friesland
Campina N.V.
▪Member of the supervisory board of Pon Holdings B.V.
Other ancillary positions
▪Chair of the foundation board of the Nyenrode
Foundation
▪Member of the board of Oranje Fonds
▪Member of the NBA Stakeholders Forum
▪Member of the committee of reporting & accountancy
(Commissie Verslaggeving & Accountancy) of AFM
Former position Global vice-chairperson EY Japan Relevant CRD IV position(s) ▪Member of the SB Other ancillary positions ▪None

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	83

Harold Naus Born 1969 Nationality Dutch Term expires 2028	Alexandra Reich Born 1963 Nationality Austrian Term expires 2027	Herna Verhagen Born 1966 Nationality Dutch Term expires 2027

Harold was appointed a member of the SB at the General Meeting in April 2020. Harold is a member of the Remuneration Committee, the Risk Committee and the Technology & Operations Committee.	Alexandra was appointed a member of the SB at the General Meeting in April 2023. Alexandra is a member of the Risk Committee, the Technology & Operations Committee and the ESG Committee.
Herna was appointed a member of the SB at the General
Meeting in April 2019.
Herna is chairperson of the Remuneration Committee and
a member of the Nomination and Corporate Governance
Committee and the Risk Committee.

Former position
Global head of Trading Risk Management and general
manager Market Risk of ING Bank and CEO of various
Cardano entities.
Relevant CRD IV position(s)
▪Member of the SB
▪Chairman of the advisory board of Cardano Nederland
B.V.
▪Member of the supervisory board and chair of the Audit
Committee and the Appointment & Remuneration
Committee of N.V. Eneco
Other ancillary positions
▪None

Former position
CEO of Telenor Thailand
Relevant CRD IV position(s)
▪Member of the SB
▪Member of the non-executive board of directors of Cellnex
Telecom S.A.
▪Member of the non-executive board of directors of DELTA
Fiber
▪Non-executive director on the board of the Connecting
Europe Broadband Fund
Other ancillary positions
▪None
Former position CEO of PostNL N.V. Relevant CRD IV position(s) ▪Member of the SB ▪Member of the supervisory board of Koninklijke Philips N.V. Other ancillary positions ▪None

Supervisory Board in numbers

Board members 11

Average age 62

Nationalities 5

Average board tenure (years) 4

Female 36%

Independent board members* 100%

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	84
B. Compensation
Remuneration report
FOR ADVISORY VOTE AT 2026 ING GROEP N.V. ANNUAL GENERAL
MEETING (AGM)
This Remuneration report is based on the
remuneration policies for the Executive Board (EB)
and Supervisory Board (SB). This section of the
report is the Remuneration report as referred to in
the Dutch Act implementing the EU Shareholder
Rights Directive II (SRD II). It will be presented to
shareholders at the 2026 AGM for an advisory
vote. An explanation of how the results of this vote
are taken into account will be included in the 2026
Remuneration report.
This Remuneration report includes, under section 2025 Executive Board performance and remuneration, further alignment with prescribed tables from the draft (non-binding) ‘Guidelines on the standardised presentation of the remuneration report’ from the European Commission. In addition, we comply with the European Sustainability Reporting Standards (ESRS)
related to the GOV-3 requirements, which are incorporated by reference.
The services of the following external consultants were used with regards to remuneration: Stibbe, Willis Towers Watson, Aon, Korn Ferry Hay Group,
and PricewaterhouseCoopers. These are independent consultants who, at the request of ING, provide advice.
2025 AGM
The 2024 Remuneration report was presented for an advisory vote at the
AGM held on 22 April 2025 (2025 AGM). The outcome was an advisory vote of 95.25 percent in favour, reflecting strong shareholder support for our remuneration practices. During the 2025 AGM, shareholders raised questions regarding the integration of climate-related targets and their linkage to variable remuneration. These targets are embedded in the non-
financial performance metrics, which are used to determine variable remuneration outcome. In addition, our SB RemCo Chair emphasised the importance of market-competitive pay to attract and retain high-calibre talent and noted that a remuneration review would be conducted in 2025, with stakeholder engagement. This review has been carried out extensively, including broad stakeholder involvement.
Board changes in 2025
Steven van Rijswijk and Ljiljana Čortan were reappointed as members of the EB at the 2025 AGM for another four-year term, lasting until the end of the 2029
AGM. On 23 October 2025, it was announced that Ljiljana Čortan would step down from her role as CRO and succeed Andrew Bester as head of Wholesale
Banking. Ljiljana Čortan will leave her position as CRO on 24 February 2026 but remain a member of the EB until a successor is appointed. On 24 July 2025, it was announced that Tanate Phutrakul would step down from his role as CFO as of the 2026 AGM. In accordance with the Executive Board Remuneration
Policy and with due observance of applicable legal requirements, a severance payment equal to one year's base salary has been granted and his previous deferred variable remuneration awards will continue to vest over time according to the schedule. On 29 October 2025, we announced that Ida Lerner will be appointed as a member of the Management Board Banking as of 1 April
2026. Subsequently, she will be proposed to be appointed as a member of the
EB and as CFO at the AGM in April 2026. Her remuneration package will be in line with the current Executive Board Remuneration Policy and the proposed new Executive Board Remuneration Policy, and is similar to the remuneration package of the previous CFO. The main elements of Ida Lerner’s contract will be published on ING’s website.
Shareholders at the 2025 AGM approved the appointment of Petri Hofsté
and Stuart Graham as new members of the SB for a four-year term. In addition, shareholders approved the reappointment of Margarete Haase for a two-year term and of Lodewijk Hijmans van den Bergh for another four-year term on the SB.
Main decisions on the remuneration of the Executive
Board and Supervisory Board for 2026
The following decisions were taken in relation to remuneration for 2026:
▪Updates to the Executive Board and Supervisory Board remuneration policies will be proposed;
▪From 1 January 2026, the base salary of the EB members is proposed to be increased by 5 percent for the CEO, 7 percent for both the CFO and CRO, see '2026 Executive Board remuneration'. 50 percent of the increase will be delivered in fixed shares, subject to a five-year retention period. The proposed increase for the CEO is broadly in line with the Dutch CLA and wider workforce increases.
▪The SB fees will be increased in line with the proposed updated
Supervisory Board Remuneration Policy, subject to a positive binding vote by the AGM on 14 April 2026, see '2026 Supervisory Board
remuneration'.
1For more, see table '2025 remuneration outcomes' and table 'Breakdown of benefits paid in 2025'.
2This amount is excluding the severance payment granted, see '2025 remuneration outcomes'.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	85
2025 Executive Board remuneration at a glance
For more on the EB members' performance and variable remuneration outcomes, see '2025 Executive Board performance and remuneration' 1 2

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	86
Alignment of Executive Board remuneration to stakeholder expectations
The table below provides a non-limitative overview of the main stakeholders for EB remuneration.
Stakeholder alignment

Our people	Shareholders	Regulators	Our customers	Society at large

▪The Executive Board
Remuneration Policy is
aligned with the
remuneration principles that
apply to all ING employees.
▪Salaries for the EB are
reviewed in the context of
salary developments across
ING's wider workforce and
benchmark data from ING's
core peer group.
▪EB members' variable
remuneration is determined
using a multi-step and
integrated process, which is
closely aligned to the
approach used to determine
variable remuneration for
the wider workforce.
▪We communicate with our
employees through our
ongoing engagement with
the Works Council in the
Netherlands on EB
remuneration. In recent
years, this stakeholder group
has focused on ensuring EB
remuneration levels and
decisions are acceptable to
society at large.

▪Remuneration outcomes
take into account
performance against
financial and non-financial
targets that are consistent
with ING's strategy.
▪Variable remuneration for EB
members is awarded fully
into ING Group shares. The
shares are deferred.
▪In recent years, shareholders
continuously expressed their
concerns about the low
variable remuneration and
low total remuneration levels
of EB members.
▪Alignment of EB
performance targets and
variable remuneration serves
as an important driver of
ING’s strategic priorities and
long-term shareholder value
creation.

▪Variable remuneration
outcomes reflect ex-ante
and ex-post risk
performance.
▪Variable remuneration pay
structures are in accordance
with regulatory
requirements, including
deferral, malus and
clawback.

▪Through a qualitative survey
conducted by a third-party
provider, we gathered and
listened to customer views
on a range of executive
compensation topics, which
helped inform our
Remuneration Policy and
decision-making.
▪Total remuneration is
designed with appropriate
consideration of the views
and interest of customers
and clients, ensuring this is
represented in the Executive
Board Remuneration Policy
and decision-making.

▪Through a qualitative survey
conducted by a third-party
provider, we gathered and
listened to customer views
on a range of executive
compensation topics, which
helped inform our
Remuneration Policy and
decision-making.
▪In recent years, there has
been increased interest in
the way EB remuneration is
linked to environmental and
social objectives.
▪Environmental and social
objectives within variable
remuneration for the EB
reflects ING's wider purpose
and strategy.
▪Variable remuneration
includes measures to drive
our ambitions to ensure an
inclusive workforce.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	87
Executive Board remuneration
Executive Board Remuneration Policy
The EB Remuneration Policy presents the remuneration approach designed to attract, motivate, and retain leaders. Retention is an important goal since this contributes to long-term performance. In addition, delivery of both financial and non-financial KPIs, including ESG performance targets, contributes towards sustainable long-term value creation for stakeholders.
The current EB Remuneration Policy was approved by shareholders at the
2024 AGM and became effective retroactively from 1 January 2024.
In 2025, ING engaged with its  stakeholders in an open dialogue on proposed changes to the EB and SB remuneration policies, and updates are being put forward for 2026. These updated EB and SB remuneration policies will be presented for shareholder approval at the 2026 AGM. For more information on the updated policies, see the '2026 Executive Board remuneration'.
The remuneration decisions for the EB are a result of the application of the remuneration principles as included in the EB Remuneration Policy in respect of 2025. A summary of the remuneration components under the current policy for the EB is provided in the table on this page. The full policy, including arrangements for recruitment and leaver provisions, is published on ING.com/about-us/corporate-governance/remuneration.
Executive Board Remuneration Policy summary

Remuneration component	Operation

Base salary	▪Base salary is set to reflect the individual's role, responsibilities, and experience, and to reward ongoing contribution to the role. Base salary is fully paid out in cash.

Variable remuneration
▪In compliance with regulatory requirements, the
maximum annual variable remuneration opportunity
is capped at 20 percent of annual base salary.
▪Variable remuneration is delivered fully in ING Group
shares, of which 40 percent upfront and 60 percent is
deferred. The deferred portion vests in equal annual
tranches over five years. The vested shares have a
retention period of five years from date of grant with
a minimum of 12 months post vest.
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

Pension
▪Participation in ING's general collective defined
contribution (CDC) pension plan is aligned with all
employees in the Netherlands. As with other Dutch
CDC participants earning above the pensionable salary
cap, EB members receive a monthly individual savings
allowance to compensate for the lack of pension
accrual.

Delivery of Executive Board variable remuneration
Illustrated below is the pay-out scheme of variable remuneration for EB members.

	Variable remuneration is awarded taking into consideration performance over the prior year.	100% of variable remuneration

Delivery fully in shares	Upfront shares are awarded and vest on the same date and have a five-year retention period.	40%
			60%

	Deferred shares are awarded on the same date but vest in five tranches. There is a holding period requirement of five years from the award date plus a minimum retention period of 12 months post vesting.	12%

		12%

		12%

		12%

		12%

Holdback	Unvested tranches are subject to holdback provision.

Clawback	Vested tranches remain subject to clawback provision. Clawback provision applies during the maximum limitation period as permitted by applicable law.

1The benchmark approach used for CFO and CRO functions is aligned to ING's EB Remuneration Policy and our principle to pay the CFO and CRO the same. This approach takes into account observations in the market, where most peer firms outside the financial services industry do not have a comparable CRO function and the remit of the CRO in other peer firms is materially different from the responsibilities ING's CRO has as a member of the Executive Board. (Benchmark source data: Willis Towers Watson)

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	88
Executive Board benchmark approach
ING competes for executive talent in a global marketplace, with many of our key competitors based outside the Netherlands, predominantly in the
United Kingdom and Continental Europe. In line with the Dutch Banking
Code, we review the actual total direct compensation of EB members against a peer group of Dutch and international organisations – in both the financial services and general industry sectors – to ensure it remains balanced and appropriately competitive. Our peer group includes Dutch firms and other UK and European banks, recognising our broader international footprint where we largely compete for talent. Market data used in benchmarking is based on total direct compensation, which is the total of fixed and variable remuneration, excluding benefits such as pension and allowances.
The peer group is based on five guiding principles that reflect ING’s current profile and is further explained in the Executive Board Remuneration
Policy. These principles are described in the table below:

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
The peer group is aligned to ING in terms of size, business profile, and the changing landscape in the markets in which ING competes for executive talent (as defined by the peer group guiding principles).
The peer group comprises:

▪ABN AMRO ▪Ahold Delhaize ▪ASR Nederland ▪ASML ▪Banco Santander ▪BBVA ▪BNP Paribas ▪Commerzbank ▪Crédit Agricole ▪Deutsche Bank	▪Heineken ▪Intesa Sanpaolo ▪KBC ▪Lloyds Banking Group ▪NatWest ▪NN Group ▪Philips ▪Rabobank ▪Société Générale ▪UniCredit
In line with the requirements laid out in the Dutch Banking Code, the actual earned total direct compensation of members of the EB under the
Executive Board Remuneration Policy should be below the market median of the peer group. The calculation of pay positioning of the EB members against the peer group is performed on this basis (i.e. actual fixed salary plus actual variable remuneration). The latest available survey data shows that the current actual total direct compensation earned by ING's EB members remains well below the market median, even though ING's size, complexity, and performance place the company between the median and upper quartile levels of our peers as shown in the chart on the right.
The CEO is positioned 59 percent below the median on total compensation, the CFO is positioned 37 percent below the median, and the CRO is positioned 37 percent below the median on total compensation.1
As outlined in the letter from the Chairperson of the Supervisory Board
Remuneration Committee (SB RemCo), the further widening gap between
EB remuneration and that of our peers is the reason the SB concluded that action is needed and is therefore proposing an updated EB Remuneration
Policy at the 2026 AGM.
The next two visuals show that ING is positioned between the median and upper quartile based on market capitalisation (size and complexity) and financial performance (Profit before Tax) relative to our core peer group, while EB pay is around or below the market lower quartile.
ING's relative size & financial performance vs. peer group (€ bln)
■ 1st Quantile  ■ 2nd Quantile  ■ 3rd Quantile  ■ 4th Quantile        ING (2025)        Median
Source: Refinitiv / Thomson Reuters
1Market Capitalisation is averaged over one year (September 1, 2024 to September 1, 2025).
2Profit before Tax as per last reported financial year (as of 31 December 2024).
EB Actual total direct compensation vs. peer group (€ mln)
■ 1st Quantile  ■ 2nd Quantile  ■ 3rd Quantile  ■ 4th Quantile        ING (2025)        Median

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	89
Annual review of the Executive Board remuneration
The SB annually reviews and determines EB members' actual
remuneration, in accordance with the Executive Board Remuneration
Policy and advice from the Remuneration Committee of the SB.
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
remuneration structure, external benchmark results based on an annual review, validation of the EB peer group, the performance criteria used and, if and when considered appropriate, stakeholder engagement and the pay ratios within the company and its affiliated enterprises. In performing its tasks, the Remuneration Committee works with the Risk Committee.
The EB variable remuneration proposals were determined based on a scenario analysis performed against different performance standards and payout levels – including threshold, target and maximum – and presented to the SB for consideration. In conclusion, the proposed variable remuneration awards for the EB members were considered fair, appropriate, and in line with legislative requirements of maximum of 20 percent of base salary. The scenario analysis did not identify any issues or new insights that would warrant further adjustments to the proposed variable remuneration awards by the SB.
2025 Executive Board performance management and reward
process
The EB performance management and reward process includes a number of key steps. This process serves as the foundation to determine the variable remuneration for EB members.

1	Target-setting before the start of the year

2	Quarterly check-ins during the financial year

3	Mid-year review

4	Year-end review after the end of the financial year

5	Risk assessment after the end of the financial year
Performance measures and targets
At the start of each performance year, the SB approves performance measures and targets to ensure alignment with strategic priorities and support the delivery of ING’s strategy. The target areas cover:
▪Financial performance target areas, including profit-based and return-
based targets; and
▪Non-financial and risk performance target areas, including customer-
related factors (except the CRO), risk & regulatory matters, strategy, and environment and social (sustainability) targets.
Each performance target area is weighted and when combined, all weightings total 100 percent. The CEO is aligned fully to Group performance, while for the CFO, it is a mix of both Group and functional performance targets. The non-financial targets for the CRO are predominantly based on performance targets that are linked to the function and role.
The applicable non-financial performance targets are based on ING's strategy, with customers and sustainability as the core pillars. The performance targets for the EB members reflect ING's priorities for the financial year, aiming to drive sustainable outcomes, including financial returns that drive shareholder returns in both the short and longer term. In addition, non-financial targets, including ESG-related targets, are taken into account and contribute towards sustainable long-term value creation for both ING and society. ING's remuneration approach is strongly linked to a robust and transparent performance-management process, which aims to reward sustainable performance.
The target areas, targets and weightings are included in the performance target cards for each EB member (see table '2025 variable remuneration outcome'). The performance target card consists of both quantitative- and qualitative-based targets to achieve a balanced and holistic assessment.
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
There is strong alignment and cross-participation between the
Remuneration Committee, Risk Committee, Nomination and Corporate
Governance Committee and ESG Committee to support effective
performance and remuneration decision-making.
Managing risk and conduct (including holdback and clawback)
The integrated performance assessment process for determining variable remuneration also takes into account financial and operational performance, risk and compliance, and the behaviour and conduct of each
EB member. This is supported by a robust framework for considering risk and conduct with potential adjustments to their variable remuneration awards. This is in line with regulations and the wider workforce. It includes the following elements:
1A holdback is the forfeiture of up to 100 percent of the awarded and unvested variable remuneration, and a clawback is an arrangement under which staff have to return ownership of up to 100 percent of the paid and/or vested variable remuneration.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	90
▪Performance hurdles – EB members are only eligible for consideration of their variable remuneration if both the performance hurdles are met.
This is in line with all employees who are eligible for discretionary variable remuneration. For more information, see Step 2 of the
'Variable Remuneration Accrual Model'.
▪Risk and regulatory adjustments – Performance against risk and regulatory targets within the core performance target cards are made, including an assessment of financial risk and non-financial risk targets measured on an ex-ante basis. The targets and ranges are set at the beginning of the financial year, taking into account ING’s risk appetite statement framework. Performance against these risk and regulatory targets may lead to a downward or upward  adjustment in variable remuneration.
▪Additional risk adjustments – Further downward risk adjustments may also be made to variable remuneration based on broader risk
management performance not within risk appetite, including additional ex-ante risk performance that needs to be considered and/or ex-post risk events that may lead to a financial or reputational impact on ING.
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
The CRO is responsible for recommending any risk adjustments to variable remuneration awards for the CEO and CFO. The Risk Committee is responsible for recommending this for the CRO. The SB, based on the advice of the Remuneration Committee and Risk Committee, decides on any risk adjustments to variable remuneration (potentially to zero) for EB members. As a final step in the process, and only in exceptional circumstances, the SB may exercise its discretion to adjust the variable remuneration of EB members, either upwards or downwards.
2025 Executive Board performance and remuneration
This section provides more details on the financial and non-financial performance of the EB members in 2025. Key financial and non-financial achievements against the 2025 predefined target areas are summarised in the table for each of the EB members. The SB has discussed and approved this. The individual performance against non-financial performance targets for each EB member is further summarised in a separate overview per board member in the following pages.

2025 variable remuneration outcomes
		Target – Minimum	Target	Target – Maximum	Performance	Steven van Rijswijk (CEO)			Tanate Phutrakul (CFO)			Ljiljana Čortan (CRO)
						Weighting	Assessment	Outcome	Weighting	Assessment	Outcome	Weighting	Assessment	Outcome
Financial	Profit before tax	6,664	8,330	9,997	9,148	16.7%	90%	15%	16.7%	90%	15%	8.3%	90%	7%
	Return on equity	9.7%	12.1%	14.5%	13.2%	16.7%	89%	15%	16.7%	89%	15%	8.3%	89%	7%
	Operational expenses	13,306	12,672	12,038	12,583	16.7%	83%	14%	16.7%	83%	14%	8.3%	83%	7%
Non-financial	Customer	Performance against non-financial measures are organised around these target areas. Please see the following pages for more details on the non-financial performance of each Executive Board member.				7.5%	86%	6%	5.0%	86%	4%	NA	NA	NA
	Risk & Regulatory					15.0%	100%	15%	17.5%	100%	18%	45.0%	92%	41%
	Strategy					12.5%	80%	10%	12.5%	100%	13%	15.0%	83%	13%
	Environment					10.0%	95%	10%	10.0%	80%	8%	10.0%	90%	9%
	Social					5.0%	87%	4%	5.0%	80%	4%	5.0%	88%	4%
Total						100%		89%	100%		90%	100%		89%
Final 2025 variable remuneration outcomes								89%			90%			89%
Payout of 20 percent variable remuneration cap (16 percent is at target variable remuneration)								18%			18%			18%
*Due to rounding, percentages presented in the table may not add up precisely to the total percentages provided.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	91

Steven van Rijswijk CEO

Customer	Risk & Regulatory	Strategy	Environment	Social

▪Increase number of mobile primary
customers as this leads to deeper
relationships, greater customer
satisfaction, and ultimately customers
choosing ING for more of their financial
needs
▪Increase customer satisfaction of Retail
and Wholesale customers by increasing
NPS

▪Manage financial risk within risk appetite,
with a specific focus on the revision of the
use of internal models
▪Manage non-financial risk within risk
appetite with a specific focus on the IT risk
management
▪Maintain operational effectiveness of KYC
▪Increase digitisation and straight-through- processing (STP) rate of customer processes
▪Increase sustainable volume mobilised
▪Support the transition of the most carbon-
intensive sectors in Wholesale Banking
towards a better carbon performance, in
line with our 2030 decarbonisation target

▪Strengthen organisational health with a
focus on five priority areas:
–Strategic clarity
–Role clarity
–Customer orientation
–Data-driven decision-making
–Talent development
▪Increase gender balance in ING's leadership
cadre

▪In 2025, as part of the mobile-first
ambition, the mobile primary customer
base increased by over one million to 15.4
million, in line with the target.
▪In 2025, ING ranked number one in five of
our Retail markets on NPS: Australia,
Poland, Germany, Romania and Spain,
which was slightly below target. ING ranks
in the top three in four markets.
▪In Wholesale Banking the NPS score
exceeded target, as it increased to 77, up
from 74 in 2024, with clients recognising
ING's sector expertise, global reach and
local experts.

▪Despite the dynamic geopolitical
environment credit, financial and non-
financial risk were managed well within
ING’s risk appetite.
▪The delivery of credit risk models in 2025
was in line with the defined multi-year plan
for redevelopment of credit models.
▪Solid development of technology resilience
capabilities including the delivery of
enhancements in measuring and reporting
on IT risk.
▪The bank’s KYC activities maintained a
sustainable level of Operational
Effectiveness during 2025 with enhanced
oversight and challenge from the second
line of defence.

▪In 2025 the digitalisation of key customer
journeys continued in line with target to
create the foundation for providing a
superior customer experience. This is
measured by the percentage of customer
journeys that is handled without manual
intervention, which went up from 77.2%
year-end 2024 to 81.8% year-end 2025.
▪Through expanded and improved digital
services, customer friction was further
reduced and self service options increased,
including GenAI chatbots. In 2025, the
number of inbound contacts to contact
centres was further reduced, to an overall
decline of 23 percent (versus 2021).
▪Building on the targeted AI approach in five
priority domains – contact centres, Know
Your Customer (KYC), hyper-
personalisation in marketing, Wholesale
Banking Lending, and software engineering
– solutions were further scaled and new
opportunities explored.

▪Increased the WB financing for clients in
order to allow them to pursue their
sustainability objectives, as reflected in the
volume mobilised methodology. In 2025
€166 billion of volumes mobilised was
recorded compared to €130 billion in 2024.
▪In 2025, ING became the first global
systemically important bank to receive
1.5°C-aligned science-based target
validation from the Science Based Targets
initiative (SBTi) in relation to Terra.
▪ING uses the 'Terra' approach to manage
climate-related risks within the most
carbon-intensive parts of our lending
portfolio ultimately to converge towards
net-zero by 2050. The transition of the
most carbon-intensive Wholesale Banking
sectors was measured using eight sector
indicators. Overall, we demonstrated good
progress, and two of the most carbon-
intensive sectors showed a significant
advance.

▪In 2025, two OHI surveys were held and
from 80 percent of our workforce feedback
was received. There is sustained
engagement among ING's employees and
feedback showed that employees continue
to value and appreciate their colleagues,
the ability to work hybrid, and the
opportunities that support their wellbeing.
▪Female representation in senior
management exceeded expectations with
an increase from 32% at the end of 2024
to 35% at the end of 2025 with progress in
nearly all domains.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	92

Tanate Phutrakul CFO

Customer	Risk & Regulatory	Strategy	Environment	Social

▪Increase number of mobile primary
customers as this leads to deeper
relationships, greater customer
satisfaction, and ultimately customers
choosing ING for more of their financial
needs
▪Increase customer satisfaction of Retail
and Wholesale customers by increasing
NPS

▪Manage financial risk within risk appetite
with a specific focus on the revision of the
use of internal models
▪Manage non-financial risk within risk
appetite with a specific focus on the IT risk
management
		▪Increase efficiency of finance processes while maintaining the effectiveness of controls	▪Continuous refinement of CSRD disclosures
▪Strengthen organisational health with a
focus on five priority areas:
–Strategic clarity
–Role clarity
–Customer orientation
–Data-driven decision-making
–Talent development
▪Increase gender balance in ING's leadership
cadre

▪In 2025, as part of the mobile-first
ambition, the mobile primary customer
base increased by over one million to 15.4
million, in line with the target.
▪In 2025, ING ranked number one in five of
our Retail markets: Australia, Poland,
Germany, Romania and Spain, which was
slightly below target. ING ranks in the top
three in four markets.
▪In Wholesale Banking the NPS score
exceeded target, as it increased to 77, up
from 74 in 2024, with clients recognising
ING's sector expertise, global reach and
local experts.

▪Despite the dynamic geopolitical
environment credit, financial and non-
financial risk were managed well within
ING’s risk appetite.
▪The delivery of credit risk models in 2025
was in line with the defined multi-year plan
for redevelopment of credit models.
▪Solid development of technology resilience
capabilities including the delivery of
enhancements in measuring and reporting
on IT risk.
▪Increased effectiveness of the financial reporting control environment while facilitating accelerated closing timelines, with continued focus on efficiency across Finance and IT processes.
▪Continued improvement of the governance
and internal controls supporting the
preparation of the 2025 sustainability
disclosures, structurally embedding the
related control standard in ING’s overall risk
governance.
▪Refined environmental disclosures to
enhance readability, reflecting stakeholder
feedback on 2024 reporting.

▪In 2025, two OHI surveys were held and
from 80 percent of our workforce feedback
was received. There is sustained
engagement among ING's employees and
feedback showed that employees continue
to value and appreciate their colleagues,
the ability to work hybrid, and the
opportunities that support their wellbeing.
▪Female representation in senior
management exceeded expectations with
an increase from 32% at the end of 2024
to 35% at the end of 2025 with progress in
nearly all domains.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	93

Ljiljana Čortan CRO

Risk & Regulatory	Strategy	Environment	Social

▪Manage financial risk within risk appetite
with a specific focus on the revision of the
use of internal models
▪Manage non-financial risk within risk
appetite with a specific focus on the IT risk
management
▪Maintain operational effectiveness of KYC
	▪Increase efficiency of risk processes while maintaining the effectiveness of controls	▪Continuous refinement of ESG risk assessment methodology
▪Strengthen organisational health with a
focus on five priority areas:
–Strategic clarity
–Role clarity
–Customer orientation
–Data-driven decision-making
–Talent development
▪Increase gender balance in ING's leadership
cadre

▪Despite the dynamic geopolitical
environment credit, financial and non-
financial risk were managed well within
ING’s risk appetite.
▪The delivery of credit risk models in 2025
was in line with the defined multi-year
plan for redevelopment of credit models.
▪Solid development of technology
resilience capabilities including the
delivery of enhancements in measuring
and reporting on IT risk.
▪The bank’s KYC activities maintained a
sustainable level of Operational
Effectiveness during 2025 with enhanced
oversight and challenge from the second
line of defence.

▪Increased the efficiency of non-financial
risk control processes in line with
expectation while maintaining the
effectiveness.
▪Strengthened governance to scale AI
responsibly by establishing a dedicated
central AI Risk Committee to oversee
emerging risks in new domains such as
voicebots and agentic AI capabilities.
▪Contributed to the digitalisation of lending
processes by delivering on the defined
automation milestones in risk processes of
the retail and business banking lending
journeys beyond target.

▪Strengthened ING's climate stress-testing
framework to assess the impact of physical
and transition risks on corporate and
mortgage exposures under multiple
climate scenarios, using both short-term
and long-term methodologies.
▪Launched an enhanced ESG risk
assessment platform that integrates
environmental, social, and governance
factors, replacing the previous ESR
framework.

▪In 2025, two OHI surveys were held and
from 80 percent of our workforce feedback
was received. There is sustained
engagement among ING's employees and
feedback showed that employees continue
to value and appreciate their colleagues,
the ability to work hybrid, and the
opportunities that support their wellbeing.
▪Female representation in senior
management exceeded expectations with
an increase from 32% at the end of 2024
to 35% at the end of 2025 with progress in
nearly all domains.

1The IRRF consists of the most important regulatory requirements with respect to remuneration, to which all remuneration policies of majority-owned entities have to adhere. Furthermore, it consists of our general remuneration principles that apply to all staff globally working under the responsibility of ING.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	94
2025 variable remuneration and total direct compensation
outcomes
In 2025, we continued to deliver strong results and executed consistently on our strategy to accelerate growth, increase impact and deliver value for all stakeholders, despite ongoing macroeconomic and geopolitical uncertainty. Our net result of €6.3 billion, corresponding with a return on equity of 13.2 percent reflects solid commercial momentum, as we did more business with more customers. Total income rose to €23 billion, driven by a 15 percent increase in fee income and substantial growth in lending and deposits. Operating expenses increased year-on-year in line with guidance, reflecting continued investment in the business, while risk costs remained below the through-the-cycle average.
The number of mobile primary customers increased by over one million, bringing us to 15.4 million out of nearly 41 million total customers. Net core lending has risen by €56.9 billion, of which 38.6 billion in Retail, mainly driven by €28.5 billion of mortgage growth and €6.6 billion in Business
Banking, as we remain committed to supporting small and mid-sized enterprises across our markets. In Wholesale Banking, lending grew by
€18.3 billion following sustained demand in corporate lending and Working
Capital Solutions. In Retail, we maintained our number one NPS position in five out of 10 retail markets, while in Wholesale Banking, we achieved an
NPS of 77 in 2025, up from 74 in 2024.
Sustainability remains a strategic, business and commercial priority for
ING. Sustainable volume mobilised increased to €166 billion for the full year, a 28 percent increase from 2024, demonstrating strong progress towards our long-term ambitions. We continued to support clients in their sustainability transitions across sectors and geographies, while further embedding sustainability into our core business activities.
Financial and capital results in 2025 were again well above the performance hurdles. Following this performance, the SB has conducted a thorough and balanced assessment. Based on the outcomes of this and their overall achievements, the SB concluded that the EB members delivered strong results in 2025.
Furthermore, the SB considered whether any discretionary adjustment was required, and determined that both the financial and non-financial results speak for themselves in the current environment. The SB also considered the behaviour of the EB members and saw no reason to apply any discretionary adjustments.
In the final step, the SB took into account the feedback from the CRO and
Risk Committee on risk and compliance matters. Here, there was no reason to apply any individual additional risk adjustments in accordance with ING's Remuneration Regulations Framework (IRRF)1.
Following this performance assessment process, the resulting variable remuneration award for Steven van Rijswijk is €341,666; for Tanate
Phutrakul €242,193; and for Ljiljana Čortan €240,006. For the CEO, this equates to a variable remuneration award at 18 percent out of the maximum 20 percent cap. For the CFO, it represents 18 percent out of the maximum 20 percent cap, and for the CRO, it represents 18 percent out of the maximum 20 percent cap (see table '2025 variable remuneration outcomes').
Certain components of variable remuneration are not recognised in the statement of profit or loss directly, but are allocated over the vesting period of the award. As recognised in the profit or loss statement of 2025, the expenses for each EB member, relating to their role on the EB, amount to €2.8 million for the CEO, €3.3 million for the CFO, and €2.1 million for the
CRO. These amounts include deferred elements from previous years, paid out in 2025.
1ING indemnifies the members of the EB against direct financial losses in connection with claims from third parties filed, or threatened to be filed, against them by virtue of their service as a member of the EB, as far as permitted by law, on the conditions laid down in the Articles of Association and their commission contract. ING has taken out liability insurance for the members of the EB.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	95
The following tables (i.e. total direct compensation, pension costs and benefits) show the remuneration awarded to individual Executive Board members, with respect to the performance years 2025 and 2024.1 All EB remuneration is paid directly by ING.

2025 remuneration outcomes
		1. Fixed remuneration			2. Variable remuneration		3. Extraordinary items	4. Pension benefits	5. Total remuneration	6. Proportion of fixed and variable remuneration
Amounts in euros (rounded figures)		Base salary	Fees	Other benefits	One-year variable[1]	Multi-year variable
Steven van Rijswijk (CEO)	2025	1,921,200	—	534,500	341,700	—	—	27,700	2,825,100	87.9% / 12.1%
	2024	1,847,300	—	507,200	311,800	—	—	27,900	2,694,200	88.4% / 11.6%

Tanate Phutrakul (CFO)	2025	1,346,800	—	377,300	242,200	—	1,346,800 [2]	27,700	3,340,700	92.8% / 7.2%
	2024	1,270,500	—	336,100	219,700	—	—	27,900	1,854,300	88.2% / 11.8%

Ljiljana Čortan (CRO)	2025	1,346,800	—	521,900	240,000	—	—	27,700	2,136,400	88.8% / 11.2%
	2024	1,270,500	—	495,000	223,600	—	—	27,900	2,017,100	88.9% / 11.1%
1The variable remuneration percentages over 2025 for the EB members are as follows: CEO 18%, CFO 18% and CRO 18%. Thus the ratio between base salary and total direct compensation is as follows: CEO 84.9%, CFO 84.8% and CRO 84.9%.
2In accordance with the Executive Board Remuneration Policy and with due observance of applicable legal requirements, a severance payment equal to one year's base salary has been granted.
Benefits
The individual members of the EB receive benefits. The table below shows the breakdown of all benefits paid in 2025.

Breakdown of benefits paid in 2025
Amounts in euros (rounded figures)	Steven van Rijswijk (CEO)	Tanate Phutrakul (CFO)	Ljiljana Čortan (CRO)
Contribution individual savings plans	67,200	47,100	47,100
Individual savings allowance	395,800	268,300	268,300
Travel and accident insurance	16,400	16,400	16,400
Other benefits[1]	55,100	45,400	190,000
Total	534,500	377,300	521,900
1This includes expatriate allowances (such as housing, school/tuition fees and international health insurances, if applicable); banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands); tax and financial planning services to ensure compliance with the relevant legislative requirements, and the use of a company car or driver service.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	96
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

Share-based remuneration for Executive Board members
	The main conditions of share award plans					Information regarding the reported financial year
						Opening balance			During the year		Closing balance
	1	2	3	4	5	6A	6B	6C	7	8	9	10	11A	11B
	Specification of plan[1]	Performance period	Granting/ offering date	Vesting date	End of retention period	Shares held at the beginning of the year	Shares subject to retention at the beginning of the year	Shares sold- to-cover[2]	Shares granted/ offered	Shares vested	Shares subject to a performance condition	Shares granted/ offered unvested at YE	Shares subject to a retention period	Vested shares sold-to-cover[2]
Steven van Rijswijk (CEO)	LSPP Upfront Shares	2019	11/05/2020	11/05/2020	11/05/2025	-	4,193	3,350	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2021	11/05/2025	-	1,241	1,022	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2022	11/05/2025	-	1,224	1,039	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2023	11/05/2025	-	1,202	1,061	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2024	11/05/2025	-	1,174	1,089	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2025	11/05/2026	2,263	-	-	-	2,263	-	-	1,174	1,089
	LSPP Upfront Shares	2021	09/05/2022	09/05/2022	09/05/2027	-	5,108	4,082	-	-	-	-	5,108	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2023	09/05/2027	-	1,512	1,245	-	-	-	-	1,512	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2024	09/05/2027	-	1,491	1,266	-	-	-	-	1,491	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2025	09/05/2027	2,757	-	-	-	2,757	-	-	1,464	1,293
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2026	11/05/2027	2,757	-	-	-	-	-	2,757	-	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2027	11/05/2028	2,757	-	-	-	-	-	2,757	-	-
	LSPP Upfront Shares	2022	11/05/2023	11/05/2023	11/05/2028	-	4,846	3,872	-	-	-	-	4,846	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2024	11/05/2028	-	1,434	1,181	-	-	-	-	1,434	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2025	11/05/2028	2,615	-	-	-	2,615	-	-	1,415	1,200
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2026	11/05/2028	2,615	-	-	-	-	-	2,615	-	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2027	11/05/2028	2,615	-	-	-	-	-	2,615	-	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2028	11/05/2029	2,618	-	-	-	-	-	2,618	-	-
	LSPP Upfront Shares	2023	10/05/2024	10/05/2024	10/05/2029	-	5,415	4,327	-	-	-	-	5,415	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2025	10/05/2029	2,922	-	-	-	2,922	-	-	1,602	1,320
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2026	10/05/2029	2,922	-	-	-	-	-	2,922	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2027	10/05/2029	2,922	-	-	-	-	-	2,922	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2028	11/05/2029	2,922	-	-	-	-	-	2,922	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2029	11/05/2030	2,925	-	-	-	-	-	2,925	-	-
	LSPP Upfront Shares	2024	09/05/2025	09/05/2025	09/05/2030	-	-	-	7,965	7,965	-	-	4,427	3,538
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2026	09/05/2030	-	-	-	2,389	-	-	2,389	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2027	09/05/2030	-	-	-	2,389	-	-	2,389	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2028	09/05/2030	-	-	-	2,389	-	-	2,389	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2029	11/05/2030	-	-	-	2,389	-	-	2,389	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2030	11/05/2031	-	-	-	2,391	-	-	2,391	-	-
Total						35,610	28,840	23,534	19,912	18,522	-	37,000	29,888	8,440

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	97

Share-based remuneration for Executive Board members – continued
	The main conditions of share award plans					Information regarding the reported financial year
						Opening balance			During the year		Closing balance
	1	2	3	4	5	6A	6B	6C	7	8	9	10	11A	11B
	Specification of plan[1]	Performance period	Granting/ offering date	Vesting date	End of retention period	Shares held at the beginning of the year	Shares subject to retention at the beginning of the year	Shares sold- to-cover[2]	Shares granted/ offered	Shares vested	Shares subject to a performance condition	Shares granted/ offered and unvested at year-end	Shares subject to a retention period	Vested shares sold-to-cover[2]
Tanate Phutrakul (CFO)	LSPP Deferred Units Idnt (Equity settled)	2017	27/03/2018	27/03/2024	NULL	-	200	201	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2018	27/03/2019	27/03/2024	27/03/2025	-	117	110	-	-	-	-	-	-
	LSPP Upfront Shares	2019	11/05/2020	11/05/2020	11/05/2025	-	3,934	3,144	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2021	11/05/2025	-	1,164	959	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2022	11/05/2025	-	1,148	975	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2023	11/05/2025	-	1,127	996	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2024	11/05/2025	-	1,102	1,021	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2025	11/05/2026	2,124	-	-	-	2,124	-	-	1,102	1,022
	LSPP Upfront Shares	2021	09/05/2022	09/05/2022	09/05/2027	-	3,700	2,956	-	-	-	-	3,700	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2023	09/05/2027	-	1,095	902	-	-	-	-	1,095	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2024	09/05/2027	-	1,080	917	-	-	-	-	1,080	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2025	09/05/2027	1,997	-	-	-	1,997	-	-	1,061	936
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2026	11/05/2027	1,997	-	-	-	-	-	1,997	-	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2027	11/05/2028	1,997	-	-	-	-	-	1,997	-	-
	LSPP Upfront Shares	2022	11/05/2023	11/05/2023	11/05/2028	-	3,351	2,678	-	-	-	-	3,351	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2024	11/05/2028	-	991	817	-	-	-	-	991	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2025	11/05/2028	1,808	-	-	-	1,808	-	-	978	830
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2026	11/05/2028	1,808	-	-	-	-	-	1,808	-	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2027	11/05/2028	1,808	-	-	-	-	-	1,808	-	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2028	11/05/2029	1,811	-	-	-	-	-	1,811	-	-
	LSPP Upfront Shares	2023	10/05/2024	10/05/2024	10/05/2029	-	4,051	3,237	-	-	-	-	4,051	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2025	10/05/2029	2,186	-	-	-	2,186	-	-	1,198	988
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2026	10/05/2029	2,186	-	-	-	-	-	2,186	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2027	10/05/2029	2,186	-	-	-	-	-	2,186	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2028	11/05/2029	2,186	-	-	-	-	-	2,186	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2029	11/05/2030	2,188	-	-	-	-	-	2,188	-	-
	LSPP Upfront Shares	2024	09/05/2025	09/05/2025	09/05/2030	-	-	-	5,612	5,612	-	-	3,119	2,493
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2026	09/05/2030	-	-	-	1,683	-	-	1,683	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2027	09/05/2030	-	-	-	1,683	-	-	1,683	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2028	09/05/2030	-	-	-	1,683	-	-	1,683	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2029	11/05/2030	-	-	-	1,683	-	-	1,683	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2030	11/05/2031	-	-	-	1,686	-	-	1,686	-	-
Total						26,282	23,060	18,913	14,030	13,727	-	26,585	21,726	6,269

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	98

Share-based remuneration for Executive Board members – continued
	The main conditions of share award plans					Information regarding the reported financial year
						Opening Balance			During the year		Closing balance
	1	2	3	4	5	6A	6B	6C	7	8	9	10	11A	11B
	Specification of plan[1]	Performance period	Granting/ offering date	Vesting Date	End of retention period	Shares held at the beginning of the year	Shares subject to retention at the beginning of the year	Shares sold- to-cover[2]	Shares granted/ offered	Shares vested	Shares subject to a performance condition	Shares granted/ offered and unvested at year-end	Shares subject to a retention period	Vested shares sold-to-cover[2]
Ljiljana Čortan (CRO)	LSPP Upfront Shares	2021	09/05/2022	09/05/2022	09/05/2027	-	4,478	1,936	-	-	-	-	4,478	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2023	09/05/2027	-	1,331	593	-	-	-	-	1,331	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2024	09/05/2027	-	1,319	605	-	-	-	-	1,319	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2025	09/05/2027	1,924	-	-	-	1,924	-	-	1,302	622
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2026	11/05/2027	1,924	-	-	-	-	-	1,924	-	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2027	11/05/2028	1,925	-	-	-	-	-	1,925	-	-
	LSPP Upfront Shares	2022	11/05/2023	11/05/2023	11/05/2028	-	4,419	1,911	-	-	-	-	4,419	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2024	11/05/2028	-	1,313	586	-	-	-	-	1,313	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2025	11/05/2028	1,899	-	-	-	1,899	-	-	1,301	598
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2026	11/05/2028	1,899	-	-	-	-	-	1,899	-	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2027	11/05/2028	1,899	-	-	-	-	-	1,899	-	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2028	11/05/2029	1,899	-	-	-	-	-	1,899	-	-
	LSPP Upfront Shares	2023	10/05/2024	10/05/2024	10/05/2029	-	4,724	2,042	-	-	-	-	4,724	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2025	10/05/2029	2,029	-	-	-	2,029	-	-	1,403	626
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2026	10/05/2029	2,029	-	-	-	-	-	2,029	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2027	10/05/2029	2,029	-	-	-	-	-	2,029	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2028	11/05/2029	2,029	-	-	-	-	-	2,029	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2029	11/05/2030	2,033	-	-	-	-	-	2,033	-	-
	LSPP Upfront Shares	2024	09/05/2025	09/05/2025	09/05/2030	-	-	-	5,713	5,713	-	-	3,989	1,724
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2026	09/05/2030	-	-	-	1,713	-	-	1,713	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2027	09/05/2030	-	-	-	1,713	-	-	1,713	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2028	09/05/2030	-	-	-	1,713	-	-	1,713	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2029	11/05/2030	-	-	-	1,713	-	-	1,713	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2030	11/05/2030	-	-	-	1,717	-	-	1,717	-	-
Total						23,518	17,584	7,673	14,282	11,565	-	26,235	25,579	3,570
1All Executive Board members participate in the ING Group Long-term Sustainable Performance Plan (LSPP) and receive their shares under its plan rules.
2These refer to the number of shares sold at the vesting date to cover the estimated tax liabilities on the vested awards.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	99
Loans and advances to Executive Board members
EB members may obtain banking and insurance services from ING Group and its subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The EB members do not receive privileged financial services. On 31 December 2025, there were no loans or advances outstanding to the EB members.
ING shares held by Executive Board members
EB members are encouraged to hold ING shares as a long-term investment to maintain alignment with ING. The table below shows an overview of the shares held by members of the EB on 31 December 2025 and 2024.

ING shares held by Executive Board members
Numbers of shares	2025	2024
Steven van Rijswijk (CEO)	111,990	101,908
Tanate Phutrakul (CFO)	40,618	33,160
Ljiljana Čortan (CRO)	25,579	17,584
Internal ratio
In line with the Dutch Corporate Governance Code, ING calculates the internal ratio of the remuneration for the CEO compared to the average remuneration of all ING staff. Using the CEO's total remuneration (i.e., the total of fixed and variable remuneration, including benefits such as pension and allowances) compared to the average remuneration for all
ING staff, the ratio in 2025 was 1:24. The ratio is the same as disclosed last year. It declined initially and has since remained unchanged for the past three years, mainly because the CEO’s average remuneration has increased in line with the average remuneration increases of ING staff.
CEO pay ratio
ING is also required to disclose the annual total remuneration ratio based on the European Sustainability Reporting Standards (ESRS), which deviates from the internal ratio.
Furthermore, we calculated the average ratio of total remuneration for the
CFO and CRO compared to all ING staff. On that basis, the average ratio in
2025 for the CFO and CRO was 1:18, which is comparable to that of 2024.
Remuneration versus company performance and average
employee remuneration
The table on the next page shows the development of directors’
remuneration (EB and SB members), company performance, and the average remuneration of an ING employee. This is carried out by showing the development of the remuneration for EB and SB members over the past five years presented in percentages. This table comes from the draft
(non-binding) 'Guidelines on the standardised presentation of the remuneration report' from the European Commission.
To maintain the Supervisory Board's independent role, its remuneration is not linked to company performance metrics.
The relative performance of the company is presented on three different metrics over the past five years. The metrics consist of:
▪Mobile primary customer;
▪Profit before tax for ING Group; and
▪Return on equity based on IFRS-EU equity.
Finally, we present the development of the remuneration on average (per employee). For this number, we use the same data as for the internal ratio.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	100

Development of directors’ remuneration, company performance and employee remuneration ¹
Amount in thousands of euros unless otherwise stated	FY 2025	FY 2025 vs FY 2024		FY 2024 vs FY 2023		FY 2023 vs FY 2022		FY 2022 vs FY 2021		FY 2021 vs FY 2020
Directors' remuneration (Executive Board) [2,3,4,5]
Steven van Rijswijk (CEO)	2,263	104	4.8%	83	4.0%	23	1.1%	-24	-1.2%	578	38.6%
Tanate Phutrakul (CFO)	1,589	99	6.6%	44	3.0%	33	2.3%	-27	-1.9%	218	17.9%
Ljiljana Čortan (CRO)	1,587	93	6.2%	64	4.5%	7	0.5%	-	-	-	-
Directors' remuneration (Supervisory Board) [6]
Karl Guha (chairperson)	222	16	7.6%	-	-	-	-	-	-	-	-
Mike Rees (vice-chairperson)	170	12	7.8%	7	4.6%	12	8.8%	10	7.8%	0	0%
Juan Colombás	154	13	8.9%	18	14.7%	21	20.4%	8	8.5%	-	-
Stuart Graham	86	-	-	-	-	-	-	-	-	-	-
Margarete Haase	147	19	14.6%	11	9.3%	6	4.9%	8	7.7%	-1	-1.0%
Lodewijk Hijmans van den Bergh	117	6	5.2%	4	3.4%	11	10.8%	-	-	-	-
Petri Hofsté	46	-	-	-	-	-	-	-	-	-	-
Herman Hulst	117	6	5.2%	4	3.4%	8	7.5%	5	5.0%	-	-
Harold Naus	117	11	10.2%	8	8.7%	6	6.0%	-3	-2.9%	-	-
Alexandra Reich	132	14	11.4%	-	-	-	-	-	-	-	-
Herna Verhagen	128	17	15.1%	4	3.4%	6	5.4%	2	2.0%	-21	-17.4%
Company’s performance
Mobile primary customer (in mln) [7]	15.4	-	-	-	-	-	-	-	-	-	-
Profit before tax ING Group (in mln)	9,148	-152	-2%	-1,192	-11%	4,990	91%	-1,280	-19%	2,973	78%
Return on equity based on IFRS-EU equity	13.2%	0.2%	1.5%	-1.8%	-12%	7.6%	106%	-2%	-22%	4.4%	92%
Average employee remuneration
Average fixed and annual variable remuneration	85	3.9	4.8%	3.8	4.9%	4.8	6.5%	2.4	3.5%	2.7	4.0%
1For consistency reasons, this table only makes a comparison between two full financial years, in which the respective EB or SB member served in their role as board member.
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
6There is no relation between SB remuneration and company performance. SB members do not receive any variable remuneration. This remuneration is based on fixed fees related to their role and number of meetings. The high fluctuations are caused by the role changes during the year and differences in the number of meetings.
7In 2025, ING moved from the metric primary customers to mobile primary customers.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	101
Proposed updates to Executive Board Remuneration
Policy
In 2025 we conducted an extensive review of our Executive Board
Remuneration Policy and the remuneration level of our EB. Over the past years, ING was successful, based on our strong brand, digital DNA, entrepreneurial culture, good employee engagement and strong results.
That makes us attractive as an employer, but it is imperative we continue to remain so. Our review showed that the EB compensation is well below the market level and that the gap has widened in recent years. These factors reinforce the need to act now, applying a balanced approach to ensure long-term competitiveness and success in retaining and attracting talent.
Remuneration is an important and sensitive topic, and viewpoints on the topic vary for different stakeholder groups. For this reason, in 2025 and
2026 as part of the renewal process of the Remuneration Policy, the
Supervisory Board conducted a comprehensive stakeholder engagement process with shareholders, regulators, customers, employees (via the
Central Works Council), and wider society to take their views into account. This resulted in valuable feedback on the proposals, which were broadly supported.
ING’s goal is to position the total direct compensation of the EB slightly below the market median of the peer group, using a progressive, step-by-
step approach as further explained in the proposed new Remuneration
Policy for the EB. As part of this approach, the Supervisory Board aims to increase the CEO's base salary by 5-7 percent per year and the CFO's and
CRO's base salaries by 7-9 percent per year. If any of the Executive Board positions reaches just below median, the increase will cease and again be reviewed the following year. For the avoidance of doubt: any increases to the annual base salary remain at the full discretion of the SB and are therefore not guaranteed. In making such decisions, the SB will consider all relevant circumstances, including performance, market developments, internal pay ratios and salary increase for other employees within ING
(including Dutch CLA and wider workforce increases), stakeholder views, and the other factors that are considered when determining base salaries.
The proposed new Remuneration Policy for the Executive Board also includes a fixed shares plan for its members. To strengthen alignment with long-term shareholder experience, at least 50 percent of any annual base salary increase for the EB will be delivered as fixed share salary, to be used to acquire ING Groep N.V. ordinary shares (fixed shares). These fixed shares will be acquired quarterly in arrears and will be subject to a five-year holding period.
For more information on the proposed new Executive Board Remuneration
Policy, please refer to the letter of the Chairperson of the SB RemCo. The full proposed updated Executive Board Remuneration Policy is available on
ing.com/about-us/corporate-governance/remuneration.
2026 Executive Board remuneration
For 2026, the SB considers it appropriate to increase the CEO’s base salary by 5 percent, and the CFO's and CRO's base salaries each by 7 percent. The proposed increase for the CEO is broadly in line with the Dutch CLA and wider workforce increases. These adjustments represent a step in reducing the gap with the market median, while still remaining well below median levels after the 2026 adjustments and continuing to follow our policy aim of positioning total direct remuneration just below the median over time.
Delivering 50 percent of the increase in fixed shares, subject to a five-year retention period, further strengthens alignment with long-term shareholder interests.
2026 annual variable remuneration performance measures
Performance measures with appropriately stretching targets have been selected to cover a range of financial, non-financial, and risk objectives that support ING's key strategic priorities. The performance measures and weightings for the 2026 annual variable remuneration are presented on the next page.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	102
For 2026, the table below outlines the target areas and their respective percentage weightings for EB members, as well as the corresponding stakeholder groups:

2026 Target areas		CEO	CFO	CRO	Alignment stakeholder groups
		Weighting	Weighting	Weighting
Financial
Profit before tax		16.7%	16.7%	8.3%
Return on tangible equity		16.7%	16.7%	8.3%
Operational expenses		16.7%	16.7%	8.3%
		50%	50%	25%
Non-financial
Customer	▪Increase number of mobile primary customers as this leads to deeper relationships, greater customer satisfaction, and ultimately customers choosing ING for more of their financial needs[1] ▪Increase customer satisfaction of Retail and Wholesale by increasing NPS[2]	7.5%	5%	NA
Risk & Regulatory	▪Manage financial risk within risk appetite ▪Manage non-financial risk within risk appetite ▪Delivery on regulatory programmes including risk data and reporting enhancements	15%	17.5%	45%
Strategy	▪Increase digitisation and straight-through-processing (STP) rate of customer processes ▪Accelerating the responsible and effective use of artificial intelligence to unlock new opportunities and efficiencies	12.5%
	▪Harden the internal and external reporting processes		12.5%
	▪Increase efficiency of risk processes while maintaining the effectiveness of controls ▪Accelerate AI use in risk practices in a responsible and effective way			15%
Environment	▪Increase WB financing for clients to allow them to pursue their sustainability objectives (as reflected in sustainable volume mobilised)[3] ▪Managing and mitigating transition risk exposure relating to WB clients in the most carbon-intensive sectors[4]	10%
	▪Further enhancement of ESG disclosures in line with applicable reporting requirements		10%
	▪Continuous refinement of ESG risk assessment methodology[5]			10%
Social	▪Strengthen organisational health with a focus on five priority areas: strategic clarity, role clarity, customer orientation, data-driven decision making, talent development ▪Increase ING’s attractiveness as an employer as reflected in the gender balance in ING's leadership cadre[6]	5%	5%	5%
		50%	50%	75%
Total		100%	100%	100%

Legend	Our people	Shareholders	Regulators	Our customers	Society at large

1The number of mobile primary customers means the number of customers who are primary customers with at least one mobile interaction through our app or mobile website per quarter (2025: 15.4 million; 2024: 14.4 million).
2NPS means net promoter score and indicates whether customers would recommend ING to others. See 'Our NPS performance' for more information.
3For more information on the detailed methodology, see ing.com (2025: €166 billion; 2024: €130 billion).
4Transition risk exposure is evaluated by reference to the Terra approach.
5ESG risk-assessment methodology refers to designing and integrating the Prudential Transition Plan in line with EBA ESG Risk Guidelines.
6Gender balance is measured as the percentage of female representation in senior management positions. The evaluation of gender balance for the purposes of determining whether this non-financial target has been satisfied should exclude any employees located in jurisdictions where gender-based targets may be subject to any restrictions or other considerations under applicable law or regulation.
1SB members are not eligible for retirement benefits nor any other benefits in relation to their position on the SB.
2Stuart Graham was appointed to the SB by the AGM on 22 April 2025 with effect from 1 July 2025. The remuneration figures for 2025 reflect a partial year as a member of the SB.
3 Petri Hofsté was appointed to the SB by the AGM on 22 April 2025 with effect from 1 July 2025. The remuneration figures for 2025 reflect a partial year as a member of the SB.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	103
Supervisory Board remuneration
Our Supervisory Board Remuneration Policy was approved by shareholders at the 2024 AGM and became effective retroactively from 1 January 2024 until the 2028 AGM at the latest. The full policy, including contract information and governance, can be found on ING.com/remuneration. The Supervisory Board
Remuneration Policy aims to enable ING to attract qualified SB members with the ability, experience, skills, values, and behaviours to deliver on ING's strategy, long-term interests, and sustainability.
Supervisory Board Remuneration Policy summary
The SB remuneration structure is outlined in the Supervisory Board
Remuneration Policy. The remuneration components and operation of the
Supervisory Board Remuneration Policy are set out below.

Remuneration component	Operation
Annual remuneration, committee fees and attendance fees
▪SB members receive fees for their service on the SB
as set out in the remuneration structure table below.
The remuneration is awarded to the SB members by
the General Meeting.[1]
▪The remuneration structure reflects the roles and
responsibilities of individual SB members.
▪All fees are paid out fully in cash. No variable
remuneration is provided (and therefore none is
disclosed) to ensure that the SB members can
maintain independence and provide objective
stewardship of ING, thereby contributing to the long-
term performance of the company.
▪Any changes in the fee levels will be presented in
ING’s Annual Report for the relevant year.[1,2]

Expenses	▪SB members are reimbursed for their travel and business-related expenses incurred in their capacity as SB members.
Annually the total fees of SB members are reviewed against comparable positions in the market. For this benchmarking process, the SB uses the same peer group as is used for the EB, see 'Executive Board benchmark approach'.
In accordance with the Articles of Association, ING indemnifies the members of the SB as far as legally permitted, against direct financial losses in connection with claims from third-parties filed, or threatened to be filed against them by virtue of their services as a member of the SB.
2025 Supervisory Board remuneration
The following visual shows the remuneration, including attendance fees, for each SB member. All fees for the SB are paid directly by ING. For total costs for the SB,  see Note 45 'Related parties'.3
Loans and advances to Supervisory Board members
SB members may obtain banking and insurance services from ING and its subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The SB members do not receive privileged financial services. On 31 December 2025, there were no loans or advances outstanding to SB members.
ING shares held by Supervisory Board members
SB members are permitted to hold ING shares as a long-term investment.
The table below shows the holdings by members of the SB on 31
December 2025 and 2024.

ING shares held by Supervisory Board members
Numbers of shares	2025	2024
Stuart Graham	4,100	-
Herman Hulst	3,650	3,650
Harold Naus	1,645	1,645
1 Included are all countries within the Eurozone where ING operates the full scope of banking services.
2 For display and administrative purposes, the increased/index-linked figures are rounded down to nearest hundred.
3 The Supervisory Board may appoint ad hoc committees to provide flexibility in its supervisory tasks, allowing for efficient handling of certain matters such as complex projects and decisions or strategic planning.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	104
Proposed updates to Supervisory Board
Remuneration Policy
In 2025 we undertook an extensive review of our Supervisory Board
Remuneration Policy and the remuneration level of our Supervisory Board.
Our review showed that roles have changed, and required time commitment and regulatory complexity have increased. At the same time, the compensation of our Supervisory Board is well below market levels and the gap has widened in recent years. These factors reinforce the need to act now, taking a balanced approach to ensure long-term competitiveness and success in retaining and attracting talent.
Remuneration is an important and sensitive topic, and viewpoints on the topic vary for different stakeholder groups. For this reason, in 2025 and
2026 as part of the renewal process of the Remuneration Policy, the
Supervisory Board conducted a comprehensive stakeholder engagement process with shareholders, regulators, customers, employees (via the
Central Works Council), and wider society to take their views into account.
This resulted in valuable feedback on the proposals, which were broadly supported.
ING proposed to take a progressive, step-by-step approach by moving the
Supervisory Board fees closer to the market median over the lifetime of the proposed new Supervisory Board Remuneration Policy. This includes increasing the annual retainer fees of the Supervisory Board annually by 9 percent. In addition, the Supervisory Board committee fees will be increased annually by €10,000 for the Chairpersons of the Risk and Audit
Committees, €7,500 for all other Committee Chairpersons, and €3,000 for
Committee members.
ING will continue with the annual process of performing a benchmark review. For the duration of the policy the above-mentioned annual increases will continue to apply, unless the annual benchmark review demonstrates that applying this increase would result in the fees for a specific role exceeding the threshold of 3 percent below market median of comparable positions in the peer group. In such a case, the increase for that specific role for the relevant year will be limited to the exact percentage required to achieve a fee that is 3 percent below the market median. Once a fee for a specific role has reached a position that is 3 percent below the market median, the fee will be indexed annually based on the salary increases for the wider workforce within ING (or lower) for that relevant year, provided that such an indexation does not result in the fee exceeding the threshold of 3 percent below the market median.
ING furthermore proposes to introduce a travel allowance for the
Supervisory Board. In certain circumstances they are required to travel outside country or continent of residence for additional meetings with external parties that go beyond and cannot be combined with scheduled board meetings. The travel allowance compensates for the time and effort associated with these additional activities. The amounts will be the same as the attendance fees and reflect the additional time spent.
2026 Supervisory Board remuneration
For 2026, Supervisory Board annual retainer and committee fees will be increased in line with the proposed new Supervisory Board Remuneration
Policy. The attendance fees will be increased by 4.3 percent in line with the annual indexation percentage increase of the wider workforce.1 These changes are subject to adoption at the 2026 Annual General Meeting of the updated Supervisory Board Remuneration Policy and would take effect retroactively from 1 January 2026.
These adjustments represent the first step in a gradual process to reduce the gap with the market median, while remaining well below median levels after the 2026 adjustments and continuing to follow our policy aim of positioning just below median over time.
This results in the following amounts:

Supervisory Board remuneration
Amounts in euros[2]	2025	2026
Annual remuneration
Chairperson SB	138,500	150,900
Vice-chairperson SB	105,300	114,700
SB Member	77,500	84,400
Committee/Ad hoc Committee fees (annual amounts) [3]
Audit & Risk Committee chairperson	22,000	32,000
Other Committee chairperson	22,000	29,500
Committee Member	11,000	14,000
Attendance fees (per meeting)
Attendance fee outside country of residence	2,100	2,100
Attendance fee outside continent of residence	7,800	8,100
Travel allowance (per meeting)
Travel allowance outside country of residence	-	2,100
Travel allowance outside continent of residence	-	8,100
1 For 2025, it was applied to 49 staff members worldwide. This mandate is used on an exceptional basis by ING and in 2022, 2023 and 2024 also applied to a limited number of employees worldwide.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	105
FOR INFORMATION ONLY AT 2026 ING GROEP N.V. ANNUAL GENERAL MEETING (AGM)
Group variable remuneration outcomes
In determining the 2025 Group discretionary variable remuneration pool, the SB considered:
▪the Group's financial and non-financial performance in 2025;
▪the performance of business lines within the Group and their contributions to our strategic targets; and
▪the Group's capital position and current and future risks.
The award of discretionary variable remuneration is based on a transparent, structured, and robust mechanism for measuring
performance and applying risk adjustments (the Variable Remuneration
Accrual Model or VRAM). The VRAM construct follows a five-step process –
as shown in the graphic to the right – to determine Group and business line risk-adjusted variable remuneration pools.
Based on this, the SB approved a Group discretionary VR pool for 2025 performance of €477.3 million (2024: €421.6 million), representing an increase of 7.7 percent compared to the target baseline ('starting point')
and 13.2 percent compared to the final VR pool for 2024. Risk and conduct adjustments to the 2025 VR pool are slightly higher than those applied in 2024.
Collective variable remuneration is determined by collective labour agreements, which are shaped by regulations, laws and/or workers council agreements across various countries. In recent years the total amount of collective variable remuneration has remained relatively stable and typically accounts for around 20 percent of the total spend on variable remuneration.
Overall, the total actual amount of both discretionary and collective variable remuneration awarded to all eligible employees globally for 2025 was €576.1 million (€98.8 million in collective variable remuneration), compared to the total staff expenses of €7,600 million. For 2024, the total amount was €522.7 million (€101.1 million in collective variable remuneration) on €7,184 million staff expenses.
In 2025, 26 employees, excluding members of the Management Board
Banking, were awarded total annual remuneration (including employer pension contributions and excluding severance payments made) of €1 million or more. For more information on our CRR disclosure (including a breakdown by each group of employees), see the section ‘Annual reports’
on ing.com.
At the 2021 AGM, shareholders approved an increased maximum
percentage of 100 percent up to 200 percent for employees outside the
EEA, applicable for five performance years through to the end of 2026, in line with the Dutch Wbfo1. At the 2026 AGM, we will ask for a new mandate to apply an increased maximum percentage of up to 200 percent for employees outside the EEA for a further period of five performance years, from 2027 until 2031.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	106
Variable Remuneration Accrual Model

Step 1	▶	Step 2	▶	Step 3	▶	Step 4	▶	Step 5

Set-up of target Group VR pool	Conditions to qualify for a VR award or reduce pools potentially to zero Meeting basic prudential & performance risk conditions	Performance measures Assessing performance	Set-up final Group and business line VR pool: CEO discretion	Additional risk adjustment Applying additional ex-ante and ex-post risk adjustment (material risk events and individual risk modifiers)
Financial performance
Individual targets	Return on equity	Common equity tier 1 (SREP)	Profit before tax	Return on equity	Operating expenses	Business line quantitative	Additional performance factors	Step 5i Additional ex-ante and ex-post risk adjustments
▼	Non-financial & risk performance	▼	▼
Target Group VR pool	Customer	Risk & Regulatory	Strategy	CEO discretion	Step 5ii Employee significant incidents and ex-post risk adjustments
▼	▼
Environment	Social
Final Group VR pool	Business line VR pool

Final Group VR pool	Business line VR pool

Step 1	Step 2	Step 3	Step 4	Step 5
Target VR pool is a sum of individual VR targets which are set in reference to market pay levels.	ROE and CET1 hurdles, as qualifiers, are requirements that both need to be met before the VR pools can be unlocked.	Performance scorecards are based on assessments against financial, non-financial and risk measures, and the pool may increase or decrease depending on financial and non-financial results.	Group CEO reviews the VR pools and, where appropriate, makes a discretionary recommendation to adjust upwards or downwards the VR pools based on performance parameters.
Final and independent risk assessment where the Group CRO can recommend to adjust upwards or downwards the VR pools based
on any exceptional risk performance at a Group, business line, entity or team level.
Furthermore, the Group CRO also recommends risk modifiers to individual variable awards where risk requirements are below expectations applicable only to IDS Risk Takers* as well as
holdback (i.e. forfeiture of up to 100 percent of the unvested variable remuneration awards) and/or clawback sanctions (i.e.
repayment of up to 100 percent of the paid or vested variable remuneration) for employee significant incidents.

* Identified staff reporting hierarchically to a business line and not working in a control function.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	107
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
D. Employees
The average number of internal employees at a full time equivalent basis was 62,770 in 2025, of which 15,280 or
24%, were employed in the Netherlands. Substantially all of the Group’s Dutch employees are subject to a collective labor agreement covering ING in the Netherlands.
The distribution of employees with respect to the Group’s continuing operations for the years 2025, 2024 and 2023 were as follows:

Number of employees
	Netherlands			Rest of the world			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Total average number of internal employees at full time equivalent basis	15,280	14,821	14,449	47,490	46,301	44,985	62,770	61,121	59,434
The Group employs a number of temporary employees. The average number of temporary employees, not included in the table above, at a full time equivalent basis was 3,058 at the end of 2025.
E.Share ownership
For information regarding share ownership, see Item 6.B of this Form 20-F, Note 45 'Related parties' and Note 25
'Staff expenses' in the consolidated financial statements.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.
Reference is made to Exhibit 97 to this Form 20-F for the policy on 'Clawback rules for erroneously awarded variable remuneration for executive officers'.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	108
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
To the best of our knowledge, as of 31 December 2025, no holder of ordinary shares or ADSs, other than BlackRock Inc. held 5% or more of ING
Group’s issued share capital.
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
50%, 60%, 75% and 95% is required to provide updated information on its holdings and are recorded in the Dutch AFM (Authority for the Financial
Markets) register (http://www.afm.nl/nl-en/professionals/registers/
meldingenregisters/substantiele-deelnemingen). This notification obligation also applies in respect of gross short positions that exceed the relevant threshold levels.
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
Based on the AFM register as per 31 December 2025, shareholders with
(potential) holdings of 3% or more are BlackRock Inc. (5.28% interest and
6.33% voting rights reported on 15 March 2024), Capital Research and
Management Company (4.99% voting rights reported on 26 November
2024) and Amundi Asset Management (3.02% interest and voting rights reported on 13 August 2025). ING Groep N.V. and its subsidiaries held
90,753,376 ordinary shares or ADSs, representing 3.00% of ING Group's issued share capital. ING Groep N.V. does not have voting rights in respect of shares and ADSs it holds or which are held by its subsidiaries.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	109
As a result, other than based on information available from public filings available under the applicable laws of any other jurisdiction, ING Groep
N.V. is not aware of any changes in the ownership of ordinary shares or
ADSs between the thresholds levels mentioned in the previous sentence.
On 31 December 2025, no person is known to ING Groep N.V. to be the owner of more than 10% of the ordinary shares or ADSs.
As of 31 December 2025, members of the Supervisory Board and their related third parties held 9,395 Ordinary Shares. Members of the
Supervisory Board do not hold ING options.
As at 31 December 2025, members of the Executive Board and their related third parties held 100.994 ordinary shares.
As at 31 December 2025, members of the Management Board Banking and their related third parties held 69.247 ordinary shares.
Change of control  matters
As at 31 December 2025 ING Groep N.V. was not a party to any material agreement that becomes effective, or is required to be amended or terminated in case of a change of control of ING Groep N.V. following a public bid as defined in the Dutch Financial Supervision Act. ING Groep
N.V.’s subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-
agreements, hybrid capital and debt instruments, reinsurance contracts and futures and option trading agreements. Following a change of control of ING Groep N.V. (as the result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.
As of 31 December 2025 ING Groep N.V. was not aware of any
arrangements the operation of which may result in a change of control of
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
parties of comparable creditworthiness.
C. Interests of experts and counsel
This item does not apply to annual reports on Form 20-F.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	110
Item 8.  Financial information
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
Prerequisite for a distribution is a CET1 ratio of at least prevailing
Maximum Distributable Amount (MDA) level after distribution. For detailed information on ING’s 2025 dividend, reference is made to
‘Capital Management’ in Additional Information.
Cash distributions on ING Groups ordinary shares are generally paid in
Euros. However, the Executive Board may decide, with the approval of the Supervisory Board, to declare dividends in the currency of a country other than the Netherlands in which the shares are traded.
Amounts payable to holders of ADRs that are paid to the Depositary in a currency other than dollars will be converted to dollars and subjected to a charge by the Depositary for any expenses incurred by it in such conversion.
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
There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groups’ Articles of Association restricting the remittance of dividends to holders of ordinary shares, or ADRs not resident in the Netherlands. Insofar as the laws of the
Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Group to DNB and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the
Government of the Netherlands, implementing resolutions of the
Security Council of the United Nations, or adopted by the European
Union.
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
Since 31 December 2025, until the filing of this report, no other significant changes have occurred in the financial statements of the
Group included in “Item 18. Consolidated Financial Statements” of this document.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	111
Item 9.  The Offer and Listing
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
E.Dilution
This item does not apply to annual reports on Form 20-F.
F.Expenses of the issue
This item does not apply to annual reports on Form 20-F.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	112
Item 10.  Additional information
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
▪an individual citizen or resident of the United States,
▪a corporation organized under the laws of the United States or of any state of the United States, or any entity taxable as United States corporation,
▪an estate, the income of which is subject to United States federal income tax without regard to its source, or
▪a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United
States persons have the authority to control all substantial decisions of the trust.
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
Moreover, this summary does not discuss (i) the Dutch tax treatment of a holder of Ordinary Shares or ADSs who is an individual receiving income or capital gains derived from the Ordinary Shares and ADSs if such income or capital gains are attributable to the past, present or future employment activities of such holder and (ii) the potential consequences for corporate

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	113
holders of Ordinary Shares or ADSs pursuant to the Dutch Minimum Tax
Act 2024 (Wet Minimumbelasting 2024).
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
Anti-dividend stripping rules
Pursuant to the Dutch anti-dividend stripping rules, in the case of dividend-
stripping, the 15% dividend withholding tax cannot be reduced or refunded. Dividend-stripping is deemed to be present if the recipient of a dividend is, contrary to what has been assumed above, not the beneficial owner thereof and is entitled to a larger credit, reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under these rules, a recipient of dividends will not be considered the beneficial

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	114
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
▪3% of the amount of qualifying dividends redistributed by ING Groep
N.V.; and
▪3% of the gross amount of certain qualifying dividends received by ING
Groep N.V.
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
1.such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative in the
Netherlands of the U.S. Shareholder; or
2.the shareholder is entitled to a share in the profits of an enterprise or
(in case of a non-Dutch resident corporate shareholder only) a co-
entitlement to the net worth of an enterprise, that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the Ordinary Shares or ADSs are attributable; or
3.such income and capital gains are derived from a direct, indirect or deemed substantial interest in the share capital of ING Groep N.V. (such substantial interest not being a business asset), and in the case of a non-Dutch resident corporate shareholder only, that substantial interest is being held with the primary aim or one of the primary aims to avoid the levy of income tax from another person and is put in place without valid economic reasons that reflect economic reality;
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
time of the gift or death. For the purposes of Netherlands gift tax, any person is deemed to be a resident of the Netherlands if he or she has resided therein at any time in the twelve months preceding the gift.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	115
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
Shareholder under Dutch law or under the Treaty, the amount of tax withheld that could have been reduced or is refundable will not be eligible for credit against the U.S. Shareholder's United States federal income tax liability. In addition, to the extent an amount of Dutch tax withheld is contingent on the availability of a credit against the amount of income tax owed to another country, that amount of Dutch tax withheld will not be eligible for a credit against the U.S. Shareholder's United States federal income tax liability. It is unclear whether or how the Netherlands would apply this rule in determining whether, based on the Treaty, a credit is available in the United States for purposes of the dividend withholding tax refund provision described in Section IV under “Netherlands Taxation—
Withholding tax on dividends—Reduction of Dutch dividend withholding tax based on Dutch law”.
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
exchange of Ordinary Shares or ADSs by a U.S. Shareholder will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	116
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
(www.ing.com).
I.Subsidiary information
This item does not apply to annual reports on Form 20-F.
J.Annual Report to Security Holders
Not applicable.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	117
Item 11.  Quantitative and Qualitative Disclosure
of Market Risk
See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations” and
“Additional information - ING Group Risk Management” for these disclosures, including disclosures relating to operational, compliance and other non-market-related risks.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	118
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
▪share distributions, rights and other
distributions.
▪a stock dividend or stock split.
▪a merger, exchange of securities or other
transactions or events affecting the ADSs or
the underlying Ordinary Shares.

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
Selling or exercising rights
▪additional ADRs resulting from a dividend or
free distribution consisting of Ordinary Shares,
or U.S dollars resulting from sales of Ordinary
Shares received in a distribution.
▪Instruments representing rights to acquire
additional ADRs as a result of distribution on
Ordinary Shares, or U.S dollars resulting from
sales of such rights.
▪other securities available to the ADR
depositary resulting from any distribution on
the deposited Ordinary Shares, or U.S dollars
resulting from sales of such other securities.
An amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

Withdrawing an underlying Ordinary Share	Acceptance of ADSs surrendered for withdrawal of deposited Ordinary Shares	$5.00 for each 100 ADSs (or portion thereof) reduced, cancelled or surrendered.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	119

Type of Service	ADR Depositary Actions	Fee Payable
Transferring, splitting or grouping of ADRs	Registration, registration of transfer, combination and split-up of ADRs in the ADR register as evidenced by the ADRs surrendered or upon delivery of proper instruments of transfer	$1.50 per ADR.
General depositary services, particularly those charged on an annual basis	Other services performed by the ADR depositary in administering the ADR program
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
▪stock transfer or other taxes and other
governmental charges.
▪SWIFT, cable, telex and facsimile transmission
and delivery charges incurred at the request
of persons
▪depositing, or holders of ADRs delivering
underlying Ordinary Shares, ADRs or
deposited securities.
▪transfer or registration fees for the
registration or transfer of deposited securities.

Payable by holders or persons depositing
Ordinary Shares.
Payable by persons depositing, or holders
of ADRs delivering underlying Ordinary
Shares, Ads or deposited securities.
Payable by persons depositing or
withdrawing deposited securities.

Fees and Payments made by the ADR depositary to ING
In consideration for acting as depositary, the ADR depositary has agreed to provide ING with certain amounts on an annual basis. In the year ended 31 December 2025, the ADR depositary paid aggregate fees and made other direct and indirect payments to ING in an amount of USD 6,092,292.
Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by ING,
ING is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of
ING.
Part II

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	121
Item 13.  Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of
Security Holders and Use of Proceeds
None.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	122
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
Following the SOX 404 process, ING is in the position to publish an unqualified statement that the Company’s internal control over financial reporting was effective as of 31 December 2025. The SOX 404 statement by the Executive Board is included on this page, followed by the report of the external auditor as issued on Form 20-F.
Disclosure Controls and Procedures
The Company’s management, under the supervision and with the participation of the CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025, the end of the period covered by the
2025 Form 20-F.
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
▪Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of ING;
▪Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with
authorisations of our management and directors; and
▪Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of our assets that could have a material effect on our financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Executive Board assessed the effectiveness of internal control over financial reporting as of 31 December 2025. In making this assessment, the Executive Board performed tests based on the criteria of the
Committee of Sponsoring Organizations of the Treadway Commission
(“COSO”) in Internal Control – Integrated Framework (2013 Framework).
Based on the Executive Board’s assessment and those criteria, the
Executive Board concluded that the Company’s internal control over financial reporting was effective as of 31 December 2025.
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm has audited and issued their report on ING’s internal control over financial reporting, which appears on the page below.
Changes in Internal Controls over Financial Reporting
There have been no changes in the Company’s internal controls over financial reporting during the period covered by this Annual Report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	123
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board ING Groep N.V.
Opinion on Internal Control Over Financial Reporting
We have audited ING Groep N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway
Commission.
We also have audited, in accordance with the standards of the Public
Company Accounting Oversight Board (United States) (PCAOB), the
consolidated statements of financial position of the Company as of
December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and specific disclosures described in Note 1 as being part of the consolidated financial statements (collectively, the consolidated financial statements), and our report dated February 23, 2026 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Accountants N.V.
Utrecht, The Netherlands
February 23, 2026

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	124
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
her appointment became effective as per 1 May 2018, as decided by the
Supervisory Board in January 2018. Margarete Haase is chair of the Audit
Committee.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	125
Item 16B. Code of Ethics
ING has adopted a Code of Ethics (as defined in Item 16B of Form 20-F)
that applies to all employees including ING’s principal executive officer, principal financial officer and principal accounting officer. The provisions of
ING’s Code of Ethics are contained in the ING Orange Code, the ING Global
Code of Conduct and the ING Whistleblower Policy.
In 2025, there were no amendments to the provisions of the ING Orange
Code, the ING Global Code of Conduct or the ING Whistleblower Policy.
In 2025, ING did not grant any waivers (including implicit waivers) under the provisions of the ING Orange Code, the ING Global Code of Conduct or
the ING Whistleblower Policy that constitute the Code of Ethics to ING’s principal executive officer, principal financial officer or principal accounting officer.
The ING Orange Code is available on the ING website at the following hyperlink: https://ing.com/about-us/purpose-and-values.
The ING Global Code of Conduct is available on the ING website at the following hyperlink: https://ing.com/about-us/purpose-and-values.
The ING Whistleblower Policy is available on the ING website at the following hyperlink: www.ing.com/about-us/compliance/whistleblower-
policy.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	126
Item 16C. Principal Accountant Fees and Services
At the Annual General Meeting held on 24 April 2023, KPMG (KPMG
Accountants N.V. in Amstelveen, the Netherlands – PCAOB ID:  1012) was
re-appointed as the external audit firm for ING Group for the financial years 2024 and 2025 which is the maximum term for KPMG as the external auditor. This appointment includes the responsibility to provide an audit opinion on the financial statements and internal control over financial reporting on 31 December 2025 and to report on the outcome of these audits to the Executive Board and the Supervisory Board.
The external auditor may be questioned at the Annual General Meeting in relation to its audit opinion on the financial statements. The external auditor will therefore attend and be entitled to address this meeting. The external auditor attended the meetings of the Risk Committee and of the
Audit Committee and attended and addressed the 2024 Annual General
Meeting, at which the external auditor provided an explanation on the audit activities and the audit opinion.
The external auditor may only provide services to ING Group and its subsidiaries with the permission of the Audit Committee, in line with the
ING Group Global Procedure on External Auditors’ Independence. All
services were approved by the Audit Committee.
More information on the ING Group Global Procedure on External Auditors’
Independence is available on the website of ING Group www.ing.com.
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
Tax fees
Over 2025 no tax fees were paid. Under the current ING Group Global
Procedure on External Auditors’ Independence most tax services are prohibited. Some tax services are only allowed after specific approval under an ‘exception procedure’.
Reference is made to Note 27 ‘Audit fees’ in the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2025, 2024 and 2023.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	127
Item 16D. Exemptions from the Listing Standards for Audit
Committees
Not applicable.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	128
Item 16E. Purchases of Equity Securities by the Issuer
and Affiliated Purchasers
Share buyback programmes executed in 2025
On 30 October 2025, ING announced a shareholder distribution of up to
EUR 1,600 million. The distribution consists of a share buyback programme for a maximum total amount of EUR 1,100 million and a cash payment of
EUR 500 million. The share buyback programme is expected to end no later than 27 April 2026. The total number of ordinary shares repurchased under the programme in 2025 is 17,537,269 at an average price of EUR
22.62 for a total consideration of EUR 397 million. The EUR 500 million in cash has been paid on 15 January 2026.
On 2 May 2025, ING announced a share buyback programme under which it planned to repurchase ordinary shares of ING Groep N.V., for a maximum total amount of EUR 2,000 million. The share buyback programme was completed on 27 October 2025. The total number of ordinary shares repurchased under the programme is 101,193,469 at an average price of
EUR 19.77 for a total consideration of EUR 2,000 million. The purchases exceeded 100% due to performance arrangements with our executing broker for the programme. The broker repurchased shares until the performance arrangements were fulfilled. The total consideration for ING was limited to EUR 2,000 million. The excess purchases above this amount were funded by the executing broker. Based on the total programme period, the effective average price for ING was EUR 19.76.
On 3 March 2025, ING announced a share buyback programme for a maximum total amount of EUR 70 million. The share buyback programme was executed by ING and completed on 4 March 2025. The total number of shares repurchased under the programme is 3,674,043 ordinary shares at an average price of EUR 17.44 for a total consideration of EUR 64 million.
The purpose of the share repurchase programme was to meet obligations under the share-based compensation plans. After fulfilling delivery obligations under the employee share-based compensation scheme, the buyback programme had negligible impact on our CET1 ratio.
On 31 October 2024, ING announced a shareholder distribution of up to
EUR 2,500 million. The distribution consists of a share buyback programme for a maximum total amount of EUR 2,000 million and an additional cash distribution of EUR 500 million. The share buyback programme was completed on 30 April 2025. The total number of ordinary shares repurchased under the programme in 2025 is 75,371,667 at an average price of EUR 16.42 for a total consideration of EUR 1,238 million. The shares have been cancelled in July 2025.
General
All share buyback programmes have been approved by the ECB and were executed within the limitations of the existing authority of a maximum of
20% of the issued shares as granted by the general meeting of shareholders on 22 April 2025 and 22 April 2024 in compliance with the
Market Abuse Regulation. For each buyback, ING entered into a non-
discretionary arrangement with a financial intermediary to conduct the buybacks except for the share repurchase programmes for the employee share-based compensation plans which were executed by ING.
ING Groep N.V. has no other publicly announced plans or programmes to repurchase shares. In 2025, ING Groep N.V. did not determine to terminate any publicly announced plans or programmes prior to expiration, or determine that it intends not to make any further purchases under any publicly announced plans or programmes.
There were no other purchases by us or any of our affiliated purchasers of any of our equity securities registered pursuant to Section 12 of the
Securities Exchange Act of 1934 during the fiscal years ended December
31, 2025 and 2024.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	129

Purchases of Equity Securities by the Issuer and affiliated Purchasers
Month of purchase	Total number of shares purchased[1]	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programmes [2,3,4,5]	Maximum Value of shares that may yet be purchased under the plans or programmes in EUR million
January 2025	18,026,522	15.62	18,026,522	963
February 2025	17,005,344	16.20	17,005,344	687
March 2025	14,701,980	18.19	14,701,980	484
April 2025	29,311,864	16.29	29,311,864
May 2025	20,055,856	18.49	20,055,856	1,629
June 2025	20,176,361	18.20	20,176,361	1,262
July 2025	11,872,104	19.63	11,872,104	1,029
August 2025	15,542,589	20.34	15,542,589	713
September 2025	17,582,981	21.35	17,582,981	337
October 2025	17,136,494	21.19	17,136,494	1,074
November 2025	8,499,025	22.04	8,499,025	887
December 2025	7,865,328	23.35	7,865,328	703
Total	197,776,448	18.70	197,776,448
Of which:
Purchased in the open market	197,776,448	18.70	197,776,448	703
Acquired through exercise of call options / settlement of forward contracts	n.a.	n.a.	n.a.	n.a.
1The table excludes purchases on behalf of clients in ING Groep N.V. shares.
2On 30 October 2025, ING announced a share buyback programme for a maximum total amount of EUR 1,600 million. The distribution consists of a share buyback programme for a maximum total amount of EUR 1,100 million and a cash payment of EUR 500 million. The share buyback programme is expected to end no later than 27 April 2026. The EUR 500 million in cash has been paid on 15 January 2026. The total number of shares repurchased in
2025 under the programme is 17,537,269 ordinary shares at an average price of EUR 22.62 per share for a total consideration of EUR 397 million with
EUR 703 million remaining to be purchased in 2026. The programme is executed by an intermediary to allow for purchases in the open market during both open and closed periods. The purpose of the additional distribution is to converge our CET1 ratio towards our target of ~13%.
3On 2 May 2025, ING announced a share buyback programme for a maximum total amount of EUR 2,000 million. The programme was completed on 27
October 2025. The total number of shares repurchased under the programme is 101,193,469 ordinary shares at an average price of EUR 19.77 per share for a total consideration of EUR 2,000 million. The programme is executed by an intermediary to allow for purchases in the open market during both open and closed periods. The purchases exceeded 100% due to performance arrangements with our executing broker for the programme. The broker repurchased shares until the performance arrangements were fulfilled. The total consideration for ING was limited to EUR 2,000 million. The excess purchases above this amount were funded by the executing broker. Based on the total programme period, the effective average price for ING was EUR
19.76. The purpose of the share buyback programme is to converge our CET1 ratio towards our target of ~13%. The shares have been cancelled in
January 2026.
4On 3 March 2025, ING announced a share buyback programme for EUR 70 million. The programme was completed on 4 March 2025. The total number of shares repurchased under the programme is 3,674,043 ordinary shares at an average price of EUR 17.44 per share for a total consideration of EUR 64 million. The programme is executed by ING during a two day period. The purpose of the share buyback programme was to meet obligations under the employee share-based compensation plans.
5On 31 October 2024, ING announced an additional distribution for a maximum total amount of EUR 2,500 million. The distribution consists of a share buyback programme for a maximum total amount of EUR 2,000 and a cash payment of EUR 500 million. The share buyback programme was completed on 30 April 2025. The total number of shares repurchased under the programme in 2025 is 75,371,667 ordinary shares at an average price of EUR 16.42 per share for a total consideration of EUR 1,238 million with EUR 708 million purchased in 2024. The programme is executed by an intermediary to allow for purchases in the open market during both open and closed periods. The shares have been cancelled in July 2025.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	130
Item 16F. Changes in Registrant’s Certifying Accountant
While there has been no change in ING’s certifying accountant during the most recent two financial years, in the 2024 Annual General Meeting of
Shareholders, the shareholders of ING appointed Deloitte Accountants BV
(Deloitte), as the new external audit firm for ING Group for the audit of the annual accounts for the financial years 2026 through 2029. The proposal to appoint Deloitte was the result of a thorough tender process overseen by the Audit Committee of the Supervisory Board and in accordance with
ING Group’s policy on the Auditors’ Independence. The change in auditors is being made based on European and Dutch legislation. Accordingly, the engagement of KPMG Accountants N.V. (KPMG), ING Group’s current auditor, cannot be renewed in respect of financial year 2026.
The information required by Item 16F was previously reported in ING’s
Annual Report on Form 20-F for the year ended December 31, 2023.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	131
Item 16G. Corporate Governance
Dutch Corporate Governance Code, Banking Code
and Dutch Tax Governance  Code
As ING Group is established and listed in the Netherlands, it must comply with Dutch laws and regulations and is subject to the Dutch Corporate
Governance Code (the DCGC).
The DCGC provides guidance for ING’s corporate governance structure and practices. ING supports the DCGC and its principles to ensure sound corporate governance within its organisation. ING’s application of the DCGC is described in the booklet ‘Application of the Dutch Corporate Governance
Code by ING Groep N.V. (FY2025)'  dated 26 February 2026, which is available on ing.com. The DCGC can be downloaded from the website of the Corporate Governance Monitoring Committee (mccg.nl).
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
▪ING Group has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a public limited liability company with a two-tier board structure has an executive board as its management body and a supervisory board that advises and supervises the executive board. Supervisory board members are often former state or business leaders and sometimes former members of the executive board. A member of the executive board or other officer or employee of the company cannot
simultaneously be a member of the supervisory board. The supervisory board must approve specified decisions of the executive board.
▪Under the DCGC, all members of the supervisory board, with the exception of not more than one person, should be ‘independent’ as determined under the DCGC. However, the definition of ‘independent’
under the DCGC differs in its details from the definition of ‘independent’
under the NYSE listing standards. All members of ING’s Supervisory
Board are independent as determined under the DCGC.
▪NYSE listing standards require a US company to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors (as determined under the
NYSE listing standards). ING’s Nomination and Corporate Governance
Committee and Remuneration Committee are composed entirely of members of the Supervisory Board who are independent as
determined under the DCGC.
▪NYSE listing standards require that, when a member of the audit committee of a US company serves on four or more audit committees of public companies, the company should disclose (on its website, in its annual proxy statement or in its annual report filed with the SEC) that the board of directors has determined this simultaneous service would not impair the director’s service to the company. Dutch law does not require the Supervisory Board to make such a determination.
▪In contrast to the NYSE listing standards, the DCGC contains a ‘comply-
or-explain’ principle, offering the possibility of deviating from the DCGC.
For any deviations by ING Group, please refer to the paragraph ‘Dutch
Corporate Governance Code, Banking Code and Dutch Tax Governance
Code’.
▪NYSE listing standards require external auditors to be appointed by the audit committee. By contrast, Dutch law requires ING Group’s external auditors to be appointed by the General Meeting and not by the Audit
Committee. The Audit Committee is responsible for preparing the
Supervisory Board’s nomination to the General Meeting for the appointment and remuneration of ING Group’s external auditor, and annually evaluates the independence and functioning of, and
developments in the relationship with, ING Group’s external auditor and informs the Supervisory Board of its findings and proposed measures.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	132
▪Under NYSE listing standards, shareholders of US companies must be given the opportunity to vote (of which the result is advisory in nature)
on all equity compensation plans applicable to any employee, director or other service provider of a company (or on material revisions thereto), with limited exceptions set forth in the NYSE rules. Under
Dutch law and the DCGC, binding shareholder approval is only required for equity compensation plans (or changes thereto) for members of the executive board and supervisory board, and not for equity
compensation plans for other groups of employees.
▪The NYSE listing standards require certain transactions with related parties to be reviewed by a company’s audit committee or another independent body of the board of directors for potential conflicts of interest, and for the audit committee or other independent body to prohibit such a transaction if it determines it to be inconsistent with the interests of the company and its shareholders. However, foreign private issuers can rely on home country practice with respect to review and approval of related party transactions. ING has adopted internal policies and procedures for the purposes of identifying, assessing, and recording conflicts of interest, including with respect to whether related party transactions are on customary or arm’s length terms. These policies and procedures are intended, if and to the extent required under applicable law, prudential rules and other applicable guidelines, to enable the Executive Board and Supervisory Board to assess the terms of these intended transactions.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	133
Item 16H.  Mine Safety Disclosure
Not applicable.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	134
Item 16I.  Disclosure Regarding Foreign Jurisdictions
that Prevent Inspections
Not applicable.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	135
Item 16J.  Insider Trading Policies
ING has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, employees, and ING itself that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. Reference is made to Exhibit 11 to this Form 20-F for the policy on 'Insider trading' and
‘Market Abuse’.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	136
Item 16K. Cybersecurity
Introduction
Cybercrime remains a continuous threat to companies in general and to financial institutions in particular. Both the frequency and the intensity of attacks continue to increase on a global scale. The sophistication and implications of ransomware attacks are of particular concern in the threat landscape. Phishing or email-based social engineering attacks, usually used to initiate ransomware/malware infection or plant an info/password stealer for password reuse of valid accounts, or drive-by compromise attacks. Distributed denial of service attacks, against financial sector and digital services operators are used for reputational damage and/or extortion. There has been noticeable increase in supply chain attacks using compromised 3rd party vendors as a delivery of attack vectors. This includes abusing cloud misconfigurations to gain access to cloud infrastructure and applications.
The continuous enhancement of the control environment to protect from-
and detect and respond to- distributed denial-of-service (DDoS), targeted attacks and more specific ransomware attacks is of the highest priority.
Based on regular scenario analysis done in ING’s first line of defence, additional defensive controls continue to be embedded in the organisation as part of the overall internal control framework and are continuously re-
assessed against existing and new threats.
The further digitalisation of banking services, increasing electronic exchange of information via different consumer channels, use of and dependency on third-party vendors for services are likely to present ongoing cybercrime-resilience and IT-security challenges, both in the short and medium-term. ING continuously invest in fraud awareness and fraud prevention, detection and response capabilities.
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
We continued to invest in cybersecurity and third‑party risk controls aligned with DORA requirements, ensuring greater resilience, operational continuity, and readiness for the regulatory enforcement timeline.
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
In addition, ING continues to strengthen its global cybercrime resilience through collaboration, with financial industry peers, law enforcement authorities, government (e.g. National Cyber Security Centre) and Internet
Service Providers (ISPs).
Cybersecurity incidents
In 2025, two DDoS  incidents were reported to the supervisors: one impacted the availability of ING banking channels for private individuals in
Belgium, Italy and the Netherlands. The other incident caused temporary interruptions in third-party service availability in the Polish mobile payment system. Both incidents were swiftly contained, minimising the impact to our customers.
We are currently not aware of any threats in our own environment that are likely to materialise and have a material adverse impact in the near future.
Cybersecurity Governance
ING's risk and control structure is based on the three lines of defence (“3
LoD”) model. The 3 LoD model aims to provide a sound governance framework for financial and non-financial risk management by defining and implementing three risk management ‘layers’, with distinct roles, execution, and oversight responsibilities. In 2025 the Paradigm Shift program changed the way IT Risk is reported by implementing the IT Risk
Opinion Reporting process and the increasing use of IT Risk Metrics over manual Key Control Testing. That has also resulted in defining a Global CoE
IT & Cyber Risk Management within the 1st line Global CISO department

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	137
that owns the IT Risk Opinion process and functionally steers the local 1st line CoE’s IT & Cyber Risk Management. The Global Information and
Technology Risk department is the 2nd LoD which objectively challenges the execution in the 1st LoD and 3rd LoD Corporate Audit Services (CAS)
provides an independent assessment of the internal controls.
The IT Risk Opinion Reporting process ensures that local entities report their IT Risk posture on a quarterly basis using the IT Risk metric results available on the IT Risk Metric Dashboards (ITRMD) and where needed additional manual Key Control Testing via the IT Risk Management
Platform (ITRMP). The ITRMD and ITRMP dashboards also enables the local
1st line entities to continuous management of its own control state.
Material deviations found by the 1st LoD or by 2nd LoD (through second-
line monitoring, i.e. quality assurance, risk assessments, etc.) or by the 3rd
LoD (internal IT audits), are monitored by also 2nd LoD and 3rd LoD to ensure adequate mitigation of issues and risks by 1st LoD. The Global IT
Risk Opinion report, which is the summary of all local IT Risk Opinion reports, is presented to and discussed with the IT Bank NFRC every quarter.
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
The Management Board Banking (MBB) and Executive Board (EB) of ING is
informed of key IT / cybersecurity risks on a quarterly basis via Non-
Financial Risk updates, and IT risks are included as well in regular
Integrated Risk updates. In addition, the MBB is immediately informed of any material cybersecurity incident after it occurred. The Risk Committee
(RiCo) of ING’s Supervisory Board (SB) receives the aforementioned Non-
Financial Risk (NFR) update as well. Whenever a larger cyber incident occurs, this is in principle also discussed in the RiCo and SB on an ad hoc basis.
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
The annual programme of both EB/MBB and SB include recurring topics related to IT/ digitalisation, such as IT risk management, operational resilience, cybersecurity, ransomware, artificial intelligence, data and analytics development. The Permanent Education Plan complements these sessions with a curriculum of key priority topics- including IT/
digitalisation - to keep the boards up to date and further strengthen their knowledge.
The members of the SB have a broad competency in the area of IT &
Cybersecurity, and since 2024 the SB has established a dedicated
Technology & Operations Committee. Cybersecurity updates are provided to the Technology & Operations Committee (including in combined sessions with the Risk Committee) by management. In the Management
Board Banking of ING Bank, which has ING Groep as its sole shareholder, a dedicated Chief Technology Officer role is embedded. The Global Head of
CISO reports directly to the CTO. The CTO is a technology executive with over 20 years of experience in leadership roles in the financial industry.
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
and suppliers, and on our websites we provide useful information to improve resilience for retail customers.
Part III

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	139
Item 17. Consolidated Financial Statements
Not applicable.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	140
Item 18. Consolidated Financial Statements
Reference is made to the Consolidated financial statements of ING Group on page F-223.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	141
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated 12 May 2022 (incorporated by reference to Exhibit 99.1 of ING Groep N.V.’s Report on Form 6-K filed on 17 May 2022)

Exhibit 2.1	Description of Securities Registered under Section 12 of the Exchange Act

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
(incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 2
October 2018)

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	142

Exhibit 2.12
Third Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated 9 April 2019, in respect of 3.550% Fixed Rate Senior Notes due 2024 and 4.050% Fixed Rate Senior Notes due 2029 (incorporated by reference to Exhibit
4.1 of ING Groep N.V.'s Report on Form 6-K filed on 9 April 2019)

Exhibit 2.13
Third Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated 10 September 2019, in respect of 5.750% Perpetual
Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit
4.1 of ING Groep N.V.'s Report on Form 6-K filed on 10 September 2019)

Exhibit 2.14
Fourth Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated 1 April 2021, in respect of 1.726% Callable Fixed-to-Floating
Rate Senior Notes due 2027, 2.727% Callable Fixed-to-Floating Rate Senior Notes due 2032 and
Callable Floating Rate Senior Notes due 2027 (incorporated by reference to Exhibit 4.1 of ING
Groep N.V.'s Report on Form 6-K filed on 1 April 2021)

Exhibit 2.15
Fourth Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated 14 September 2021, in respect of 3.875% Perpetual
Additional Tier 1 Contingent Convertible Capital Securities and 4.250% Perpetual Additional Tier
1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.1 of ING
Groep N.V.'s Report on Form 6-K filed on 14 September 2021)

Exhibit 2.16
Fifth Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated 28 March 2022, in respect of 3.869% Callable Fixed-to-
Floating Rate Senior Notes due 2026, 4.017% Callable Fixed-to-Floating Rate Senior Notes due
2028, 4.252% Callable Fixed-to-Floating Rate Senior Notes due 2033 and Callable Floating Rate
Senior Notes due 2026 (incorporated by reference to Exhibit 4.1 of ING Groep N.V.'s Report on
Form 6-K filed on 28 March 2022)

Exhibit 2.17
Sixth Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated 11 September 2023, in respect of 6.083% Callable Fixed-to-
Floating Rate Senior Notes due 2027, 6.114% Callable Fixed-to-Floating Rate Senior Notes due
2034 and Callable Floating Rate Senior Notes due 2027 (incorporated by reference to Exhibit
4.1 of ING Groep N.V.'s Report on Form 6-K filed on 11 September 2023)

Exhibit 2.18
Seventh Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated as of 19 March 19 2024, in respect of 5.335% Callable Fixed-
to-Floating Rate Senior Notes due 2030 and 5.550% Callable Fixed-to-Floating Rate Senior
Notes due 2035 (incorporated by reference to Exhibit 4.1 of ING Groep N.V.'s Report on Form 6-
K filed on 19 March 2024)

Exhibit 2.19
Eighth Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated 25 March 2025, in respect of 4.858% Callable Fixed-to-
Floating Rate Senior Notes due 2029, 5.066% Callable Fixed-to-Floating Rate Senior Notes due
2031, 5.525% Callable Fixed-to-Floating Rate Senior Notes due 2036 and Callable Floating Rate
Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 of ING Groep N.V.'s Report on
Form 6-K filed on 25 March 2025)

Exhibit 2.20
Fifth Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon,
London Branch, as trustee, dated 9 September 2025, in respect of 7.000% Perpetual Additional
Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.1 of ING
Groep N.V.'s Report on Form 6-K filed on 9 September 2025)

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 11	Insider Trading Policies

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	143

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of KPMG Accountants

Exhibit 97
Clawback rules for erroneously awarded variable remuneration for executive officers
(incorporated by reference to Exhibit 97 of ING Groep N.V.'s Annual Report on Form 20-F for
the year ended 31 December 2023, File No. 1-14642 filed on 8 March 2024)

Exhibit 101	Inline eXtensible Business Reporting Language (Inline XBRL)

Exhibit 104	Cover Page Interactive Datafile (embedded in Exhibit 101)

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	144
Signatures
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
ING Groep N.V.
(Registrant)
By:/s/T. Phutrakul
T. Phutrakul
Chief Financial Officer
Date: February 23, 2026
Additional
information

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	146
Capital management
ING’s capital management strategy is designed to
maintain a robust capital position that adequately
covers all material risks, including economic risks,
across the Group, while ensuring compliance with
applicable local and global regulatory
requirements. At the same time, the strategy
supports sustainable value creation for
shareholders and enables ING to serve its clients
and underpin commercial activities. Despite an
uncertain and volatile geopolitical environment,
ING’s capital position remained strong during the
year. At both consolidated and entity levels, ING
maintains sufficient capital buffers to withstand a
range of adverse stress scenarios.
Capital management strategy
Group Treasury (GT) is responsible for maintaining adequate capitalisation across ING Group and its banking entities to support the management of risks associated with ING’s business activities. This includes capital planning, allocation, and management within the Group, as well as the execution of capital market, term capital funding, and risk management transactions. ING employs an integrated approach to assessing capital adequacy, whereby GT considers regulatory and internal economic capital metrics alongside the interests of key stakeholders, including customers, shareholders, and rating agencies.
ING applies the following main capital definitions:
▪Common Equity Tier 1 (CET1) capital consists of shareholders’ equity after the correction for applicable regulatory adjustments. The CET1 ratio is calculated as CET1 capital divided by risk-weighted assets
(RWAs).
▪Tier 1 capital is defined as CET1 capital plus Additional Tier 1 (AT1)
securities and other regulatory adjustments. The Tier 1 capital ratio is defined as Tier 1 capital divided by RWAs.
▪Total capital consists of Tier 1 capital plus Tier 2 subordinated liabilities, after regulatory adjustments. The Total capital ratio is calculated as
Total capital divided by RWAs.
▪ING’s CET1 target ratio is built on the CET1 requirements specified for
ING, potential increase in the regulatory requirements, the potential impact of a standardised and predetermined stress scenario and available mitigating actions, and general uncertainties in its baseline planning.
▪Leverage ratio (LR) is defined as Tier 1 capital divided by the leverage exposure.
▪Minimum Required Eligible Liabilities (MREL)/Total Loss Absorbing
Capacity (TLAC) is Total capital plus senior unsecured bonds and amortisations. Related MREL and TLAC ratios are expressed relative to both risk-weighted assets and leverage exposure.
Processes for managing capital
GT ensures adherence to ING’s solvency risk appetite statements by capital planning and executing capital management transactions. The ongoing assessment and monitoring of capital adequacy is embedded in the capital planning process as part of the internal capital adequacy assessment process (ICAAP) framework. As part of the dynamic business planning process, ING prepares a capital and funding plan on a regular basis for all its material businesses, and continuously assesses the timing, need and feasibility for capital management actions in scope of its execution strategy. Sufficient financial flexibility should be preserved to meet important financial objectives. Risk appetite statements are at the foundation of the capital plan and are cascaded to the different businesses in line with ING’s risk management framework. Contingency capital measures and early warning indicators are in place – in conjunction with
ING’s contingency and recovery plan – to support the strategy in times of stress.
Adverse planning and stress testing, which reflect the outcome of the annual risk assessment, are integral components of ING’s risk and capital management framework. It allows us to (i) identify and assess potential vulnerabilities in ING’s business model, business portfolios or operating environment; (ii) understand the sensitivities of the core assumptions used in ING’s strategic and capital plan; and (iii) improve decision-making and business steering through balancing risk and return following a forward-
looking and prudent management approach.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	147
Capital position as of 31 December 2025

ING Group capital position according to CRR III / CRD V
in EUR million	2025	2024
Shareholders’ equity [1]	49,698	50,314
- Interim profits not included in CET1 capital	-2,125	-2,152
- Other adjustments	-3,006	-2,902
Regulatory adjustments	-5,130	-5,054
Available common equity Tier 1 capital	44,567	45,260

Additional Tier 1 securities	7,459	7,965
Regulatory adjustments additional Tier 1	112	66
Available Tier 1 capital	52,138	53,291

Supplementary capital Tier 2 bonds	10,608	9,852
Regulatory adjustments Tier 2	98	50
Available Total capital	62,845	63,194

Risk weighted assets	340,739	333,708

Common equity Tier 1 ratio	13.1%	13.6%
Tier 1 ratio	15.3%	16.0%
Total capital ratio	18.4%	18.9%
1Shareholders' equity is determined in accordance with IFRS-EU.
Capital developments
In 2025, we adjusted our CET1 capital ratio target to ~13% to cater for higher (expected) capital requirements. Operating at the right level of capital is in the best interests of all our stakeholders, including our customers and the economies where we do business. The CET1 target level of ~13% is well above the prevailing maximum distributable amount (MDA)
level of 11.03% at 31 December 2025, implying a management buffer of about 195 basis points.
The CET1, Tier 1 and Total capital ratios decreased compared to the end of
2024, primarily due to the continued distribution of CET1 capital to steer towards the CET1 capital ratio target, as well as higher risk-weighted
assets. ING Group had a CET1 ratio of    13.1% as of 31 December 2025
(13.6% at 31 December 2024). ING Group’s Tier 1 ratio decreased from
16.0% to 15.3% and the Total capital ratio decreased from 18.9% at the end of 2024 to 18.4% at the end of 2025.
CET1 capital decreased, primarily due to additional distributions, partly offset by the inclusion of net profit after dividend reserving. Next to the regular 50% distribution of resilient net profit, ING distributed an additional
€3.6 billion, mostly through share buybacks, to converge towards its external CET1 target of ~13%. Risk-weighted assets increased by €7.0 billion in 2025, mainly as a result of business growth, partly mitigated by the RWA relief from significant risk-transfer (SRT) transactions executed in
November. The combined impact from the implementation of CRR III and other model updates on ING’s CET1 ratio was negligible. At both the consolidated and entity level, ING has sufficient buffers to withstand various stressed scenarios.
Risk transfer
ING employs securitisation initiatives as part of its capital management strategy to achieve effective risk transfer, optimise RWAs, and support efficient capital allocation. These transactions, which may include securitisations but also credit insurance, credit derivatives and guarantees, are executed in accordance with applicable EU regulatory requirements.
ING ensures that securitisation activities meet prudential standards, maintain the continued effectiveness of risk transfer, and are supported by a sound economic rationale. In November 2025, ING successfully executed two significant risk transfer transactions, aligned with these objectives.
Capital velocity initiatives are embedded in ING’s capital planning processes and are consistent with the Group’s risk appetite and capital targets.
Dividend and distribution policy
ING’s distribution policy is a pay-out ratio of 50% of resilient net profit.
Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business. The 50% pay-out may be in the form of cash, or a combination of cash and share repurchases, with the majority in cash. Additional distributions are to be considered periodically, taking into account alternative opportunities, macroeconomic circumstances and the outcome of our capital planning. The prerequisite for a distribution is a CET1 ratio of at least the prevailing MDA level after distribution.
For 2025, the resilient net profit amounts €6,327 million, equal to the IFRS-
EU net result, of which €3,164 million was reserved for regular distribution outside of CET1 capital, reflecting ING’s distribution policy of a 50% pay-
out ratio.
Following ING’s distribution policy of a 50% pay-out ratio on resilient net profit:
▪A final dividend over 2024 of €0.71 per share was paid was paid in May
2025.
▪An interim dividend over 2025 of €0.35 per share was paid in August
2025.
▪The boards have proposed to pay a final cash dividend over 2025 of
€0.736 per share. This is subject to the approval by shareholders at the
Annual General Meeting on 14 April 2026.
In addition, ING announced two additional distributions of €3.6 billion in total in 2025:
▪An additional distribution of €2.0 billion, by means of a share buyback programme, was announced on 2 May 2025. Between 2 May 2025 and
27 October 2025, almost 101 million ordinary shares were repurchased for a total consideration of €2.0 billion.
▪An additional distribution of €1.6 billion was announced on 30 October
2025, of which €1.1 billion as a share buyback programme and €0.5 billion as an additional cash distribution. Between 30 October 2025 and
31 December 2025, approximately 17.5 million of ordinary shares were repurchased for a total consideration of around €0.4 billion.
Regulatory requirements
Capital adequacy and regulatory capital requirements are based on the standards issued by the Basel Committee on Banking Supervision (the
Basel Committee) and implemented in the European Union Directives through the Capital Requirements Regulation (CRR) and Capital
Requirements Directive (CRD), as implemented by De Nederlandsche Bank
(DNB) and the European Central Bank (ECB). Under the CRR, the minimum
Pillar 1 capital requirements applicable to ING Group are a CET1 ratio of

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	148
4.5%, a Tier 1 ratio of 6.0%, and a Total capital ratio of 8.0% of risk‑weighted assets.
The overall SREP CET1 requirement, including buffer requirements, for ING
Group at a consolidated level increased during 2025, mainly due to an increase of the countercyclical buffer requirement (CCyB), and was 11.03%
at 31 December 2025. This requirement is the sum of a 4.5% Pillar 1 requirement, a 0.93% Pillar 2 requirement, a 2.5% capital conservation buffer (CCB), a  0.93% CCyB,  0.16% Sectoral Systemic Risk buffer (s-SyRB), and a 2.0% Other Systemically Important Institutions (O-SII) buffer that is set separately for Dutch systemic banks by DNB. This requirement excludes the Pillar 2 guidance, which is not disclosed. ING met the externally imposed regulatory capital requirements in 2025.
ING’s fully loaded CET1 requirement stood at 11.09% at the end of 4Q2025
(4Q2024: 10.88%), which is higher than the prevailing CET1 ratio requirement. This reflects an update of the s-SyRB in Belgium, an increase in the CCyB requirements in Belgium, Poland and Spain, and a higher Pillar
2 requirement.
The MDA trigger level stood at 11.03% per end of 4Q2025 for CET1,
12.84% for Tier 1 Capital, and 15.25% for Total capital. These MDA levels are in line with the application of Art.104a in CRD V, which allows ING to partly fulfil the total Pillar 2 requirement with Additional Tier 1 and Tier 2
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
MREL requirements, including buffer requirements, were 28.22% on RWA and 7.24% on leverage exposure as of December 2025. TLAC requirements were 23.60% of RWA and 6.75% of leverage exposure as of December
2025. ING meets these MREL/TLAC requirements with a MREL/TLAC ratio of
31.8% on RWA and 9.4% on leverage exposure at the end of December
2025. MREL is for ING Group more binding than TLAC.
Regulatory developments
In 2024, the European Union adopted CRR III and CRD VI, implementing the finalised Basel III framework. These regulations became effective as from 1
January 2025, with several elements subject to phased implementation. In particular, the output floor will be introduced gradually over a multi‑year period, with certain transitional provisions extending through 2032.
CRR III impacts RWA measurement through:
▪enhancing the robustness and/ or risk sensitivity of the standardised approaches for credit risk, credit valuation adjustment (CVA) risk, and operational risk;
▪constraining the use of the internal model approaches by placing limits on certain inputs used to calculate capital requirements under the internal ratings-based (IRB) approach for credit risk, and by removing the use of the internal model approaches for CVA risk and for operational risk; and
▪the introduction of a risk-sensitive output floor based on the standardised approaches.
Ratings
ING’s credit ratings and outlook are shown in the table below. Each of these ratings only reflects the view of the applicable rating agency at the time the rating was issued. Any explanation of the significance of a rating may only be obtained from the rating agency. Scope has been added as fourth rating agency in 2025, with comparable credit ratings.

Main credit ratings of ING at 31 December 2025
	S&P	Moody’s	Fitch	Scope
ING Groep N.V.
Issuer rating
Long-term	A-	n/a	A+	AA-
Short-term	A-2	n/a	F1	S-1+
Outlook	Stable	Stable [1]	Stable	Stable
Senior unsecured rating	A-	Baa1	A+	A+
ING Bank N.V.
Issuer rating
Long-term	A+	A1	AA-	AA-
Short-term	A-1	P-1	F1+	S-1+
Outlook[1]	Stable	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-	AA-
1Outlook refers to the senior unsecured rating.
A security rating is not a recommendation to buy, sell or hold securities.
Each rating should be evaluated independently of other ratings. There is no assurance that any credit rating will remain in effect for any given period of time, or that it will not be lowered, suspended, or withdrawn entirely by the rating agency if, in the rating agency’s judgement, circumstances so warrant. ING accepts no responsibility for the accuracy or reliability of the ratings.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	149
Risk management
As a global financial institution with a strong
European base, offering banking services, ING is
exposed to a variety of risks. We manage these
through a comprehensive risk management
framework that integrates risk management into
strategic planning and daily business activities.
This aims to safeguard ING’s financial strength and
reputation by promoting the identification,
measurement and management of risks at all
levels of the organisation. Taking measured risks
aligned with our risk appetite is core to ING’s
business.
This section sets out how ING manages its risks on a day-to-day basis.
It explains how the risk management function is embedded within the organisation based on the ‘three-lines-of-defence’ (3 LoD) model. It describes the key risks that arise from ING’s business model and how these are managed. The section provides qualitative and quantitative risk disclosures on solvency, credit, market, funding and liquidity, ESG
(environmental, social, and governance), operational, information technology (IT), compliance, model, and business and strategy risks.

Basis of disclosures (*)
The risk management section contains information relating to the nature and extent of the risks of financial instruments as required by International Financial Reporting Standards (IFRS) 7 ‘Financial
Instruments: Disclosures’. These disclosures are an integral part of the ING Group Consolidated financial statements and are indicated
by the symbol (*). This is applicable for the chapters, paragraphs, graphs, or tables within the risk management section that are indicated with this symbol in the respective headings or table header.
This risk management section includes additional disclosures beyond those required by IFRS, such as certain legal and regulatory disclosures. Not all information in this section can be reconciled back to the primary financial statements and corresponding notes, as it has been prepared using risk data that differs from the accounting basis of measurement. Disclosures in accordance with
Part Eight of the CRR3 and CRD VI, and as required by the
supervisory authority, are published in our ‘Additional Pillar III
Report’, which can be found on our corporate website ing.com.

Top and emerging risks
The risks listed below are defined as the top existing and emerging risks that could cause ING’s results to differ, in some instances materially, from those anticipated. They may have a material impact on the reputation of the company, introducing volatility in future operating results. These risks can also impact ING’s medium- and long-term strategy, affecting its ability to pay dividends, maintain appropriate levels of capital, or meet liquidity and funding targets. An emerging risk is defined as a new or future risk that might impact ING. Therefore, these risks require proactive identification and monitoring as their impact on the organisation is more difficult to assess compared to other risks. The key existing and emerging risks are identified through the annual risk identification and risk assessment process, covering both the ING Group and local entity perspectives. Top risks are determined through an annual risk assessment that evaluates the likelihood and potential impact of the risks, while emerging risks are identified using horizon scanning and expert judgement. The annual risk assessment is executed through risk surveys and scenario analysis, with validation by senior management committees.
ING ensures that identified key risks feed into, among others, the annual review of the Risk Appetite Framework (RAF) and Stress Testing
Framework. A number of key risks are listed below, with their sequence not indicative of their likelihood or potential impact on ING.
Geopolitical risk
Geopolitical risk remains a key focus area for ING, requiring continuous monitoring. In 2025, persistent policy uncertainty, intensifying trade frictions, geo-economic confrontation and sanctions-related and supply-
chain restrictions shape the global landscape. These developments have made cross-border trade and logistics increasingly challenging, driving up costs and creating operational bottlenecks for global businesses. The resulting uncertainty spills over into financial markets, heightening volatility as investors react to tariff announcements and fluctuating risk premium. These pressures translate into slower global growth and uneven disinflation, with fragmented trade flows and elevated input costs affecting productivity and monetary policy transmission. This could impact
ING beyond headline volatility, potentially leading to deteriorating credit quality in exposed sectors, increased refinancing risk, and potential ratings migration among ING clients. In addition, geopolitical events could trigger the materialization of non-financial risks, for example the unavailability of services provided by third-parties and increase of regulatory diversion.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	150
Global trade and policy volatility
Global trade tensions intensified, reshaping economic relationships and market dynamics. Trade relations between major economies deteriorated as the US adopted protectionist measures through higher trade tariffs, while the EU targeted Chinese industrial goods, including electric vehicles.
Transatlantic disputes over technology controls, digital taxation, and green-trade measures escalated, prompting retaliatory actions from China and the EU. Allegations of dumping and subsidy disputes added pressure in the markets, contributing to episodic equity sell-offs, wider credit spreads, and pressure on supply chain-linked commodities. For ING, this backdrop could lead to reduced client cash flows, variability in collateral quality, and changes in market risk and funding dynamics.
Europe
Fragmented policymaking and structural fiscal pressures, such as ageing populations and higher defence spending, added complexity to the
European landscape. Due to the persistence of a higher-for-longer rate environment, fiscal rules and national adjustment plans were closely monitored. The challenges in implementing reforms were particularly visible in France, as shown by its parliamentary deadlock and budget disputes. These developments resulted in wider sovereign spreads and tighter credit conditions. This backdrop affects ING through pressure on corporate and household lending, changes in fixed-income pricing, and higher costs for euro funding.
United States
US policy in 2025 featured efforts to advance a comprehensive omnibus policy package ('One Big Beautiful Bill') combining tax reforms, industrial policy, and border measures. The subsequent focus on reshoring and strategic support reinforced tariff use as a negotiation tool. While discussions on de-dollarisation gained momentum, the US dollar remained dominant in global funding. Potential effects for ING include sector-specific credit risk, variability in global funding costs, and changes in USD liquidity, influencing both client exposures and wholesale funding markets.
Asia-Pacific
Security tensions persisted across key maritime and airspace zones due to
Chinese military activity near Taiwan and the Philippines. In South Asia, renewed skirmishes and diplomatic strains between India and Pakistan added to instability. These conditions may dampen regional investment sentiment and equity markets, affecting ING through weaker trade finance flows, increased counterparty risk, and potential stress on clients with
Asia-focused supply chains.
Ukraine
The war in Ukraine remained a central driver of European geopolitical risk.
Military activity continued without decisive shifts, while cross-border strikes and attacks on energy infrastructure escalated concerns. Sanctions tightened throughout the year, and debates over using frozen Russian assets for Ukraine’s reconstruction raised legal and financial stability questions. This environment heightens volatility in energy-sensitive sectors, exposing ING to heightened credit risk across Eastern European portfolios and increasing compliance costs linked to sanctions screening.
For more information on sanctions, see 'Compliance risk’.
Our credit exposure remained stable at €547 million (2024: €550 million), mainly with Central Bank liquidity facilities and other lending. A significant part is guaranteed by international parents or benefits from strong collateral.
Exposure in Russia
In March 2022, we announced a decision to no longer do new business with Russian counterparties. Nevertheless, ING’s remaining operations in
Russia and with Russian counterparties are subject to various risks, including, but not limited to, credit risk, changes in laws and regulations –
including sanctions and counter sanctions – as well as conflicts of law, potential litigations, and events that would trigger loss of control.
In December 2025, ING’s remaining credit exposures to Russian counterparties, booked outside of Russia, was €0.6 billion (2024: €1.0 billion).
On 28 January 2025, ING announced the proposed sale of ING Bank
(Eurasia) JSC to Global Development JSC. Completion of the transaction is subject to various regulatory approvals. This transaction will effectively end ING’s activities in the Russian market. Under the terms of the agreement, Global Development will acquire all shares of ING Bank
(Eurasia) JSC, taking over all Russian onshore activities and staff. Global
Development intends to continue to serve customers in Russia under a new brand. As of the date of this report and as announced in September
2025, the buyer has not received all necessary approvals yet. We continue working towards completing the transaction and our exit from the Russian market. In the meantime, we are in discussion with regulators on the conflicting regulatory requirements in various jurisdictions with respect to the activities of ING Bank (Eurasia) JSC.
ING expects a negative P&L impact of around €0.8 billion post tax. This includes an estimated book loss of around €0.5 billion, representing the difference between the sale price and the book value of the business. It also includes an estimated negative impact of around €0.3 billion from recycling the currency translation adjustment through P&L, which is capital neutral. The sale is expected to have a negligible impact on ING’s
CET1 ratio.
Starting from 2024 a trend emerged whereby Russian parties hold
Western banks liable in Russian courts. The Russian parties claim that such banks, by complying with sanctions imposed by the EU, US and other authorities, have caused damage to the Russian party. There have also been instances where Russian courts ruled in favour of the Russian party.
In these cases, Russian courts did not recognise such sanctions, did not respect the choice of law and courts pursuant to the applicable contracts, and held Russian subsidiaries of Western banks liable for acts by other entities in that banking group. For more information on litigation involving
ING, see Note 42 ‘Legal proceedings’.
Middle East
The Israel-Gaza conflict moved through fragile ceasefire phases, repeatedly disrupted by renewed hostilities. International mediation efforts have focused on providing humanitarian relief to alleviate civilian suffering and to reduce the risk of regional escalation. In the Red Sea, maritime security incidents increased the risks of wider escalation, while concerns grew over a potential spillover involving Israeli strikes on Iran and
Qatar. These developments could destabilise energy and logistics markets, leading to higher commodity price volatility and operational challenges in

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	151
key trading routes. For ING, this also affects valuation risks in client portfolios and sovereign and corporate exposures in the area.
Interest rate risk
Diverging monetary policy paths among major central banks reintroduced volatility in interest rate and foreign exchange markets. The European
Central Bank (ECB) shifted from easing policy rates to holding them steady as euro-area disinflation continued. Meanwhile, the US Federal Reserve adopted a gradual return towards neutral policy, implementing rate cuts and suspending Treasury runoff amid persistent inflation pressures.
Uneven disinflation and country-specific fiscal concerns kept interest rate highly volatile. For ING, this environment affects funding costs, asset valuations, and client behaviour, with knock-on effects on earnings stability.
Cyber and Information Technology (IT) risk
Cybercrime remains an important risk. Threat actors are increasingly sophisticated, leveraging emerging technologies such as generative AI to develop advanced attack methods, including state-linked campaigns targeting financial infrastructure. Regulatory requirements, including the
EU’s Digital Operational Resilience Act (DORA), reshaped expectations for
ICT risk management, incident reporting, and third-party oversight.
Operational resilience and business continuity have become central themes, with regulators emphasising resilience testing, recovery objectives, and contingency planning for critical service providers. The growing complexity of IT ecosystems and reliance on cloud and third-party vendors amplify these challenges, making resilience a systemic priority.
Disruptions in IT systems or third-party services can lead to service outages, transaction delays, data breaches, and financial or reputational losses for ING. IT resilience remains a priority for ING to ensure continuity of services and protection of data. ING continues to strengthen its measurement and reporting of IT and cyber risks while further developing its ability to recover from large-scale ransomware events and maintain recovery readiness for global, shared systems. These efforts are supported by the Global Infrastructure organisation and the Chief Information
Security Office (CISO).
AI risk
AI adoption accelerated across 2025, moving from pilots to day-to-day use in areas such as analytics, software development, and customer service.
This rapid rollout introduced risks related to data privacy and security, model accuracy, bias, and accountability. The EU AI Act established clearer obligations for high-risk systems; however, uneven global governance continues to create compliance complexity and cybersecurity challenges.
These factors increase ING’s exposure to cyber incidents, misuse, and compliance gaps, which can lead to operational and reputational impact.
As AI adoption grows, ING continues to strengthen its governance and risk oversight through specialised structures such as the AI Risk Committee and Centre of Excellence (CoE).
Environmental risk
Environmental risk remains an important concern for ING and the global financial sector. This risk is increasingly shaped by the interplay of physical climate impacts and accelerating transition pressures. Extreme weather events and climate-related disruptions are now becoming systemic, affecting infrastructure, supply chains, and asset valuations. The global shift towards decarbonisation continues, but with uneven momentum:
regulatory mandates and technological advances are driving progress, while political reality in regions such as the US and EU to ease climate policies brings uncertainty. At the same time, increased polarisation and politicisation of climate and broader ESG issues can produce conflicting or rapidly changing policy signals, complicating transition pathways and planning for financial institutions and clients. This divergence heightens climate risk and amplifies political and macroeconomic volatility.
Biodiversity loss and resource scarcity further strain environmental stability. These developments translate into heightened credit risk in vulnerable sectors, market risk through valuation shifts, and operational risks through supply chain disruptions and physical damage. Reputational risk also intensifies as some stakeholders demand credible climate action and others demand less.
For more details and mitigation actions, see ‘Environmental, social and governance risk’ and ‘Credit risk’.
Risk governance
Effective risk management requires company-wide risk governance. ING’s risk and control structure is based on the ‘three-lines-of-defence’ model.
This model aims to provide a sound governance framework for risk management by defining and implementing three lines. Each line has a specific role and defined responsibilities, with the execution of tasks being distinct from the control of these same tasks. The three lines work closely together to identify, assess, mitigate, and monitor risks.
This governance framework is designed in such a way that risk is managed in line with the risk appetite approved by the Management Board Banking
(MBB), the Executive Board (EB) and the Supervisory Board (SB), and this approach is cascaded throughout ING.
Board-level risk oversight
Both the EB (for ING Group) and the MBB (for ING Bank) play an important role in managing and monitoring our risk management framework. For more information on the SB, MBB, and EB duties, and powers and responsibilities in relation to risk management, see ‘Corporate governance’.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	152
Risk committees
In 2025, ING changed its risk-led MBB-key committees structure reporting into the EB and MBB. The key risk committees described below act within the overall risk policy and delegated authorities granted by the EB and/ or
MBB:
▪The Global Financial Risk Committee (GFRC) is the highest authority, except for the MBB, to discuss and approve global policies,
methodologies, and procedures related to financial risk, covering solvency, credit, market, funding & liquidity, and environmental, social
& governance risk. GFRC is a risk committee responsible for setting and monitoring risk appetite statements & limits, stress testing and financial risk frameworks & policies. The GFRC meets monthly.
▪The Model Risk Management Committee (MoRMC) is the owner of the overall governance around models’ approval. MoRMC approves
frameworks, policies and procedures related to model risks. It sets model risk strategies and monitors the model risk profile against the
RAS. The MoRMC meets monthly.
▪The Global Credit Committee – Transaction Approval (GCC(TA))
discusses and approves transactions that entail taking credit risk
(including investment risk), country, legal, and environmental and social risk and approves Wholesale Banking transactions. The GCC(TA)
meets twice a week.
▪Group Non-Financial Risk Committee (Group NFRC) oversees the holding company ING Group and all subsidiaries other than ING Bank N.V. It opines on and approves non-financial risk matters. It ensures appropriate action is taken by responsible management.
▪The Bank Non-Financial Risk Committee (Bank NFRC) is accountable for the design and maintenance of the non-financial risk management framework, including operational risk management, compliance and legal policies, minimum standards, procedures and guidelines, development of tools, methods, and key parameters (including major changes) for risk identification, assessment, measurement, mitigating, and monitoring/reporting. Bank NFRC meetings are held at least monthly.
In addition, several other committees are involved in various steps in the different risk management frameworks, as illustrated in the graph below:

EB/MBB

GFRC Group Financial Risk Ct	MoRMC Model Risk Management Ct	GCC-TA Global Credit Ct for Transaction approvals	Group & Bank NFRC Group & Bank Non-Financial Ct

CRC Credit Risk Ct	CRMC Credit Risk Model Ct	GUC Global Underwriting Ct	IT BNFRC

CARC Capital and ALM Risk Ct	AIRCO AI Risk Ct	DREC Distress Real Estate Ct	GPAC Global Client Protection and Approval Ct

TCRC Trading and CP Risk Ct

ERC ESG Risk Ct

1Although support functions are part of the first line of defence, they provide subject matter expertise to both the first and second lines of defence

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	153
Three lines of defence

First line of defence			Second line of defence	Third line of defence

Who			Who	Who
Heads or their delegates of: banking business, support functions [1], geographies, countries	COO	CTO	Risk including Compliance	Internal audit function CAS

Responsible for
▪Running business with clients and
accountable for assessing, controlling,
mitigating, and reporting all risks affecting
their businesses, to ensure risks are within
risk appetite, i.e. 1st LoD risk management
activities
▪Completeness and accuracy of the financial
statements and risk reports with respect to
their areas of responsibility
	Responsible for ▪Setting, operating, and maintaining effective and efficient processes and running operations for the bank, and managing risks arising from these activities	Responsible for ▪Setting, operating, and maintaining an effective and efficient IT architecture and IT services provision for the bank, and managing risks arising from these activities
Responsible for
▪Develops, owns, and maintains the risk taxonomy, including clear and consistent risk categories and definitions, forming the basis for consistent risk identification, measurement, reporting, and
escalation.
▪Defines and owns risk measurement methodologies, models, and assessment frameworks used to quantify and assess risks,
including risk materiality assessment frameworks to determine which risks are significant.
▪Designs, maintains, and monitors the Risk Appetite Framework
(RAF), ensuring that risk appetite statements, limits, and thresholds are aligned with strategy, capital planning, and regulatory
expectations, and that breaches and emerging risks are escalated in a timely and transparent manner.
▪Provides independent monitoring and reporting of risks to support informed decision making and effective governance by senior
management and governing bodies.
▪Oversees, advises, and challenges the First Line of Defence on risk management and compliance activities, providing subject matter expertise while maintaining independence.
▪Exercises escalation and veto powers in relation to activities or decisions assessed to present unacceptable risks, ensuring
escalation to the appropriate governance bodies when required.

Responsible for
▪Independent assurance to the MB, the
Audit Committee, and the SB on the quality
and effectiveness of ING's internal control,
risk management, governance, and
implemented systems and processes in
both the first and second lines of defence

[1]

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	154
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
Organisational structure
The CRO function is organised along the lines of a matrix structure integrating (i) the Global Risk functions, (ii) the Regional/Country Risk functions at entity level, and (iii) the Risk Segments. Global Risk functions, organised by risk types into risk domains (departments), are ultimately responsible and accountable for the functional steering of the respective risk type globally. They ensure a uniform taxonomy and methodology are used for the setting of the relevant risk appetite levels, further cascading risk appetite into detailed risk strategies, and for the effective monitoring and reporting of risks, on an individual and consolidated basis.
The Group Chief Risk Officer (CRO) and the Chief Compliance Officer (CCO)
each have direct access to the SB Risk Committee and its chair. Conversely, the chair of the SB Risk Committee holds periodic bilateral consultations individually with both the Group CRO and the CCO.
The current organisation chart outlines the reporting lines within the risk management function. A refreshed chart will be introduced in 2026 to align with the enhanced Risk Strategy designed to further strengthen and future‑proof the Group Risk organisation. The proposed updates are guided by four key principles: (i) reinforcing the Risk organisation by emphasising its core activities, (ii) enhancing global functional steering, (iii) enabling business strategies through expanded skills and capabilities, and (iv)
building a more effective, agile, and streamlined Risk organisation.
The departments in the purple colour reflect hierarchical reporting lines, whereas the dotted lines are for the functional reporting lines:

The Group Chief Risk Officer

Credit Risk	Financial Risk

Non-Financial Risk	Model Risk

Integrated Risk	Risk Culture & Behavioural Risk

Compliance Risk	Retail/ Rest of the World

Wholesale Banking

COO Risk	CRO Belgium	CRO Netherlands	CRO Germany
Risk management framework
Risk policies and internal control documents
ING maintains a comprehensive system of risk management frameworks, policies, mandatory instructions, procedures, and control standards
(collectively referred to as ‘internal control documents’), which establish binding requirements for all ING locations. ING locations shall comply with both internal control documents and local requirements. Internal control documents are regularly reviewed, updated, and approved in accordance with ING internal control binding principles. Senior management is responsible for ensuring the implementation of, and staff adherence to, internal control documents.
Internal risk management and control system
The enterprise risk management (ERM) framework and its related internal control documents constitute the internal control framework in ING. The
ERM framework establishes an ING-wide governance model that aligns strategy to risk appetite for all risk types. It applies to all business lines and
ING locations on the global and local level. The internal control framework is based on the following principles:
▪Consistent Risk Governance at global and local level is defined and adhered to using the three-lines-of-defence model and clear decision-making.
▪Risk Appetite framework sets forward-looking risk limits and process to ensure that risk-taking activities remain within acceptable ranges.
▪Risk Taxonomy sets a common risk language to identify and manage all relevant risks.
▪Internal Control Documents facilitate effective risk management and compliance with legal requirements and approved risk appetite.
▪Continuous Risk Management Cycle to identify, assess, mitigate, monitor, and report risks supported by adequate Risk Data and Risk
Systems.
▪Strong risk culture and people that enable proactive risk management balancing risk and reward.
The ERM Framework and underlying risk management frameworks are based on the EBA Guidelines on Internal Governance (EBA/GL/2021/05,
2 July 2021) which is one of the drivers for the ING Governance Framework and are aligned with the public criteria of the Committee of Sponsoring
Organisations of the Treadway Commission in Internal Reporting (COSO) –
Integrated Control Framework (2013 Framework).
Risk effectiveness
ING’s Internal Risk Management & Control (IRM&C) systems are designed to safeguard risk effectiveness through:
▪Adequate and timely risk identification, assessment, measurement, mitigation, monitoring, reporting, and follow up; and
▪Sufficient reliable insight that risks stay within risk appetite and can be steered.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	155
Internal monitoring of risk effectiveness safeguards and confirms adequate functioning of our IRM&C systems and enables ING to adapt them in response to emerging risks, regulatory changes, or lessons learned.
The effectiveness of risk management and internal control systems is monitored through the risk management activities themselves (e.g. risk monitoring and reporting) and through dedicated mechanisms (e.g. risk framework monitoring and quality assurance).
Risk culture
At ING, we attach great importance to a sound risk culture, which is essential for keeping the bank safe and secure. We determine our risk culture as the way in which employees identify, understand, discuss, and act on the many financial and non-financial risks we are confronted with every day.
Learning
In 2025, we continued to expand and strengthen our required learning curriculum. This foundational learning ensures all staff understand key regulations, policies, and risks, supporting compliance and protecting the bank and its customers. The curriculum is tracked centrally to support timely completion. We continue to refine our learning formats to enhance engagement and ensure practical application of knowledge. The topics covered in 2025 were Conflicts of Interest, the Global Code of Conduct,
Operational Resilience, the EU AI Act, Cybersecurity, and Record Retention.
In addition, we continue to expand our learning offering on a range of risk topics for targeted audiences across the bank, including risk staff. Working with risk experts, the Risk Academy created and curated role-based learning for risk colleagues, providing a wide selection of learning to support both immediate job performance and long-term professional growth.
Dutch Banker’s Oath
In the Netherlands, all employees working for a bank are required to take the Banker’s Oath. By taking the oath, employees declare that they will work with integrity, diligence, and in accordance with the related Code of conduct (gedragscode). ING requires employees to follow trainings before taking the actual oath – to understand the content and stress the importance of the oath, enable all employees in the Netherlands to discuss any dilemmas they may face in their daily work, and how to carefully balance the interests of all ING’s stakeholders therein. All employees who have taken the oath are subject to the Dutch Disciplinary Law and
Regulations, executed by the ‘Stichting Tuchtrecht Banken’ (Foundation for
Disciplinary Law of the banking sector).
Remuneration
ING aims to align its remuneration policy with its risk profile and the interests of all stakeholders. For more information on ING’s remuneration approach and its relation to the risk taken, see the Capital Requirements
Regulation (CRR) remuneration disclosure published on ing.com.
Risk cycle process
ING identifies, measures, and manages risks through five recurrent phases of the management cycle: risk identification, risk assessment, risk mitigation, risk monitoring, and risk reporting. The risk cycle process is embedded within dedicated risk domain frameworks, such as the Non-
Financial Risk Framework, Model Risk Framework, and ESG Risk Framework.
Each risk domain is responsible for ensuring its risk cycle process and frameworks are operational and effective. Key components of the risk cycle process are defined in the Enterprise Risk Management Framework as follows:
Risk identification
Risk identification is performed periodically through a joint effort of the business and the risk management functions, linked to ING’s common risk language and ad hoc in case of material internal or external change.
Risk assessment
Risk assessment ensures that each identified risk is assessed (qualitatively and quantitatively) in a structured and fact-based manner and classified for importance based on impact and likelihood. This enables management to decide which of the identified risks need mitigating (control) measures, how strict or tolerant these measures should be, and to assign a Risk
Owner.
Risk mitigation
Risks mitigation refers to the process of dealing with (and controlling) risk exposures through one or a combination of strategies: risk-level reduction
(e.g. controls), risk avoidance (e.g. stop activity), risk transfer (e.g.
insurance or securitisation), and/or risk acceptance.
Risk monitoring
Risk monitoring is a continuous process, performed at individual and aggregate risk level. It involves tracking and reviewing risk exposures and the effectiveness of risk management strategies, including the design and/
or operating effectiveness of mitigating (control) measures.
Risk reporting
Risk reporting provides senior and local management with comprehensive and actionable risk information. It facilitates the measurement, monitoring, and oversight of risk exposures against risk appetite and tolerance.
The Enterprise risk Management Framework is reviewed regularly to ensure it reflects regulatory developments, and incorporates changes based on external and internal triggers.
Risk Appetite Framework
The Risk Appetite Framework (RAF) is one of the key elements of the ERM framework. Its objective is to set an appropriate risk appetite at a consolidated level across different risk categories and to allocate the risk appetite throughout the organisation.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	156
Procedure
The RAF procedure explains the setup of the overarching global risk appetite. Within the RAF, ING monitors a range of financial and non-
financial risk metrics to ensure that our risk profile is in line with our risk appetite while executing our strategy. ING’s RAF, which is approved by the
SB, defines the desired risk profile that is to be integrated in the strategic decision-making and financial planning process. It is designed to be able to withstand market volatility and stress, while meeting regulatory requirements. The framework, including underlying metrics and assumptions, is reviewed at least annually so that it remains relevant. The
RAF combines various financial and non-financial risk appetite statements
(RAS) into a single, coordinated approach.
Process
The RAF and underlying limit allocation are reviewed on an annual basis, or more frequently if necessary, based on their monthly review in the MBB and quarterly review in the EB and the SB. It is therefore a top-down process, which bases itself on the ambition of the bank in terms of its risk profile, the regulatory environment, and the economic context. Limits that require SB approval are called boundaries, and the underlying instruments supporting the boundaries require EB and MBB approval.
Step 1. Identify and assess ING’s key risks
The outcome of the risk-identification and risk-assessment process is used as the starting point for the review of the RAF. Within this step, the risks
ING faces when executing its strategy are identified in the context of the current economic, political, social, regulatory, and technological environment. The assessment identifies whether the potential impact is material and if it is sufficiently controlled.
Step 2. Set risk appetite framework
Based on ING’s risk assessment and risk purpose, boundaries and instruments for the overarching risk frameworks are set. Once the overarching risk appetite statements have been set and approved by the
EB/MBB and subsequently by the SB, the statements are translated into risk type-specific statements and lower-level risk metrics. These are set and approved by senior risk committees, like the Global Financial Risk
Committee (GFRC), Model Risk Management Committee (MoRMC) and Bank
Non-Financial Risk Committee (NFRC). Cascading is done via several detailed risk appetite statements defined for each risk type. Together, these statements aim to ensure compliance with the overarching solvency, (credit) concentration, and funding and liquidity RAS.
ING includes climate risk in its RAF by, among other things, introducing climate risk as one of the dimensions to determine sector concentration as part of the credit risk appetite statements. In the coming years, ING will extend the inclusion of climate risk impact on other risk types, ensuring that potential risks – such as transition and physical risks – are properly reflected in the RAF.
Step 3. Cascade into statements per risk type and business unit
The bank-wide risk appetite is defined per risk type, which is further cascaded into the organisation. Risk appetite statements are then translated into dedicated underlying risk limits that are used for the day-
to-day monitoring and management of ING’s risks. The risk appetite statements serve as input for the quarterly planning process as well as for the establishment of key performance indicators and targets for senior management. The next graph is an illustrative and non-exhaustive overview of the RAF.
Step 4. Monitor and manage underlying risk limits
To verify that ING remains within the RAF, it reports the risk positions vis-à-
vis their limits on a regular basis to senior management committees. A monthly report is submitted to the MBB reflecting the exposure of ING against the risk appetite. An extended report is submitted quarterly to the
EB and the SB’s Risk Committee. Moreover, the financial plan is checked every quarter for potential limit excess within a one-year horizon, where in the Strategic Dialogue the MBB can take mitigating measures or make adjustments to the dynamic plan.
Stress testing
Stress testing is an important risk-management tool that provides input for strategic decisions and capital planning. The purpose of stress testing is to assess the impact of severe but plausible stress scenarios on ING’s capital and liquidity position. Stress tests provide complementary and forward-looking insights into vulnerabilities the bank is exposed to, with regards to adverse macroeconomic circumstances, stressed financial markets, changes in the political and geopolitical climate, and idiosyncratic events. The outcomes of these stress tests help management get insight into risk the bank is exposed to as well as mitigating actions to offset the potential impact.
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
Process
ING’s stress-testing process consists of several stages:
▪Risk identification and risk assessment: it identifies and assesses the risks ING or the relevant entity is facing when executing its strategy, based on the current and possible future economic, political, regulatory, and technological environment. It provides a description of the main risks and risk drivers related to the nature of ING’s business, activities, and vulnerabilities.
▪Scenario definition and parameterisation: based on the outcome of the previous step, a set of scenarios is determined with the relevant scope and set of risk drivers for each scenario, as well as its severity, the key assumptions, and input parameters. The output of this phase includes a quantitative description of the stress scenarios to be analysed, the relevant output metrics, and, when applicable, a narrative description.
▪Impact calculation and aggregation: based on the quantitative description of the stress scenarios, the impact is determined for the relevant scenario, scope, and horizon. The impact calculation and aggregation can be part of a recurring process or part of a specific process set-up for one-off stress tests.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	157
▪Scenario reporting: for each stress test, a report is prepared after each calculation, which describes the results of the scenario and gives a recap of the scenario with its main assumptions and parameters. The stress-test report is sent to the relevant risk committees and/or senior management. It is complemented, if needed, with advice for
management action based on the stress-testing results.
▪Scenario control and management assessment: depending on the outcomes of the stress test and the likelihood of the scenario, mitigating actions may be proposed. Mitigating actions may include, but are not limited to, sales or transfers of assets and reductions of risk limits.
Methodology
Detailed and comprehensive models are used to assess the impact of the scenarios. In these models, statistical analysis is combined with expert opinion to make sure the results adequately reflect the scenario assumptions. The methodologies are granular and portfolio-specific, and use different macroeconomic and market variables as input. The stress-
testing models are subject to review by Model Risk management and underlying assessments are in line with financial and regulatory reporting frameworks.

Framework Policy and Procedures	ING Group Risk Appetitie Framework (RAF) Integrated Risk

Boundaries / Instruments	Boundaries and instruments for overarching and risk-type specific RAS Integrated Risk, Financial Risk, Credit Risk, Non-Financial Risk

	Solvency RAS Integrated Risk	Funding & Liquidity RAS Financial Risk	Concentration RAS Credit Risk	Credit RAS Credit risk	Market RAS Financial Risk	Non-Financial RAS Non-Financial Risk	Business & Strategy RAS Integrated Risk	Compliance RAS Compliance Risk	Model RAS Model Risk

Local application of RAF

	Group Treasury Limits & Qualitative Statements			Local entity / Business Line / Unit A Limits & Qualitative Statements		Local entity / Business Line / Unit B Limits & Qualitative Statements		Local entity / Business Line / Unit C Limits & Qualitative Statements

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	158
Solvency risk
Introduction
Solvency risk is the risk of lacking sufficient capital to fulfil business objectives, regulatory requirements, or market expectations. An insolvent bank is unable to pay its debts and will be forced into bankruptcy.
The level and quality of capital is crucial for the resilience of individual banks. Banks are expected to assess the risks they face and, in a forward-
looking manner, ensure they identify and manage all material risks. They must also make sure these risks are sufficiently covered by loss-absorbing capital to provide continuity if unexpected risks materialise in times of stress. Given the interdependencies with other financial and non-financial risks, this balancing act of capital adequacy needs to be done within a sound and integrated management approach. It must coherently link and align all the moving parts of the bank with its long-term business strategy.
ICAAP framework
ING’s internal capital adequacy assessment process (ICAAP) framework aims to ensure that capital levels remain adequate – both forward-looking and under adverse conditions, in terms of covering material risks-to-
capital from both a normative and an economic (internal) perspective. The assessment of ING’s capital adequacy takes into account its business strategy and risk profile, market environment, and operating macro environment. This implies that views of various stakeholders, such as regulators, shareholders, investors, rating agencies, clients, and customers play an important role.
The continued strength of ING’s capital position, the adequacy of the financial position, and risk management effectiveness are essential to achieving the strategy. ING’s capital and funding strategy determines the underlying ICAAP elements, and thereby contributes to ING’s business continuity from different perspectives.
Managing ING’s capital entails finding the right balance between supply and demand, while considering market and macro circumstances. The process of balancing these strategic goals is captured in the ICAAP framework. It is enabled by six building blocks and underlying elements facilitating the ICAAP. The following building blocks have been defined in the ICAAP framework, which are applied for both the ‘normative’ and
‘economic’ perspective, as defined in the ECB guide to ICAAP:
▪Risk identification and assessment;
▪Risk appetite;
▪Solvency stress testing;
▪Planning and forecasting;
▪Capital management; and
▪Continuity.
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
Capital management
Formulation of the CET1 target is a key element in solvency risk management. The target ratio, based on the management buffer concept, enables ING’s senior management to steer, benchmark, and assess the bank’s current and future capital levels much more efficiently. The target level clearly supports trust-building among ING’s key stakeholders (e.g.
regulators, investors, and customers).
The capital management buffer aims to protect the interests of key stakeholders and plays an important role in the overall capital adequacy governance. The rationale behind the buffer is that it provides an additional cushion on top of the (local) regulatory minimum requirements
(e.g. supervisory review and evaluation process (SREP) requirements) to withstand a certain level of stress and facilitate awareness and preparedness to take management actions. ING reviews its capital management buffer on a regular basis to determine its effectiveness and robustness, updating it as appropriate. For more information, see section
‘Capital management’.
Continuity
Risk events with high severity or significant deteriorations of economic and market conditions beyond ING’s control could cause deviations from the business and capital plans, which may result in a potential capital shortfall.
ING has established a continuity (safety) net of contingency and recovery planning. This includes ongoing monitoring of relevant indicators to maintain awareness and enable proactive action to ensure continuity. The intervention measures, which can be activated when deemed necessary, consist of predefined RWA reduction measures, as well as direct capital-
increasing measures. The escalation mechanisms are defined, governed, and detailed in the contingency and recovery plans.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	159
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
Assessing capital adequacy: Capital Adequacy Statement
The Capital Adequacy Statement is ING Group’s quarterly assessment of its capital adequacy and considers different elements with respect to its capital position. The degree to which ING’s capital position is considered adequate depends on a variety of internal and external drivers:
▪Current supervisory requirements and (expected) requirements going forward;
▪Current internal requirements and (expected) requirements going forward (economic capital/view);
▪Coherence of the available capital with the (realisation of) strategic plans; and
▪The ability to meet internal and external requirements in the case of stressed events or should a risk materialise.
The Capital Adequacy Statement assesses the adequacy of ING’s capital position in relation to the above-mentioned drivers and states the extent to which the capital position consequently is considered as adequate. The
Capital Adequacy Statement document is prepared on a quarterly basis.
Additionally, each year the EB/MBB signs and provides a comprehensive assessment of ING’s capital adequacy, supported by the ICAAP outcomes, in the form of a capital adequacy statement.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	160
Credit risk
Introduction
Credit risk is the risk of loss from the default and/or credit rating deterioration of clients. Credit risks arise in ING’s lending, financial markets, and investment activities. The credit risk section provides information on how ING measures, monitors, and manages credit risk, and gives an insight into the portfolio from a credit risk perspective.
Credit & counterparty risk categories (*)
In the table below, we describe the different types of credit and counterparty risk categories and include a reconciliation with the notes in the financial statements:
Credit risk appetite and concentration risk framework (*)
The credit risk appetite and concentration risk framework is designed to prevent undesired high levels of credit risk and credit concentrations within various levels of the ING portfolio. It is derived from the concepts of boundaries and instruments as described in the ING Risk Appetite Framework.
Credit risk appetite is the maximum level of credit risk ING is willing to accept for growth and value creation. The credit risk appetite is linked to the overall bank-wide framework and is expressed in quantitative and qualitative measures.
The credit risk appetite is set at different levels and dimensions within ING.
The credit risk appetite framework specifies the scope and focus of the credit risk ING is willing to take, as well the composition of the credit portfolio, including the concentration and diversification objectives across business lines, locations, sectors, and products.

Reconciliation between credit & counterparty risk categories and financial position (*)
Credit risk categories	Notes in the financial statements
Lending risk: The risk that the client (counterparty, corporate, or individual) does not pay the principal interest or fees on a loan when they are due, or on demand for letters of credit (LCs) and guarantees provided by ING.	2	Cash and balances with central banks
	3	Loans and advances to banks
	4	Financial assets at fair value through profit or loss
	5	Financial assets at fair value through other comprehensive income
	7	Loans and advances to customers
	41	Commitments
Investment risk: The credit default and risk rating migration risk that is associated with ING’s investments in bonds, commercial paper, equities, securitisations, and other similar publicly traded securities. This can be viewed as the potential loss that ING may incur from holding a position in underlying securities whose issuer's credit quality deteriorates or defaults.	4	Financial assets at fair value through profit or loss
	5	Financial assets at fair value through other comprehensive income
	6	Debt securities
Money market risk: This arises when ING places short-term deposits with a counterparty in order to manage excess liquidity. In the event of a counterparty default, ING may lose the deposit placed.	2	Cash and balances with central banks
	3	Loans and advances to banks
	7	Loans and advances to customers
Pre-settlement risk: This arises when a client defaults on a transaction before settlement and ING must replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. This credit risk category is associated with derivatives transactions (exchange-traded derivatives, over-the-counter (OTC) derivatives and securities financing transactions).	4	Financial assets at fair value through profit or loss
	14	Financial liabilities at fair value through profit or loss
	40	Offsetting financial assets and liabilities
Settlement risk: This arises when there is an exchange of value (funds or instruments) and receipt from its counterparty is not verified or expected until after ING has given irrevocable instructions to pay or has paid or delivered its side of the trade. The risk is that ING delivers but does not receive delivery from its counterparty.	4	Financial assets at fair value through profit or loss
	11	Other assets
	14	Financial liabilities at fair value through profit or loss
	16	Other liabilities
The credit concentration risk framework is composed of:
▪Country risk concentration:  Country risk is the risk that arises due to events in a specific country (or group of countries). To manage the maximum country loss ING is willing to accept, boundaries are approved by the SB. The estimated level is correlated to the risk rating assigned to a given country. Actual country limits are set by means of country instruments, which are monitored monthly and updated when needed. For countries with elevated levels of geopolitical or severe economic cycle risk, monitoring is performed on a more frequent basis, with strict pipeline and exposure management.
▪Single name concentration (including secondary risk): ING has an established credit concentration risk framework to identify, measure, and monitor single name concentration, including secondary risk. The same concept of boundaries and instruments is applicable.
▪Sector and product concentration  risk are managed via the credit risk appetite framework.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	161
Credit risk models (*)
Within ING, internal CRR-compliant models are used to determine probability of default (PD), exposure at default (EAD), and loss given default (LGD) for regulatory and economic capital purposes. These models also form the basis of ING’s IFRS 9 loan loss provisioning (see ‘IFRS 9 models’ below).
There are two main types of PD, EAD and LGD models used throughout the bank:
▪Statistical models  are created where a large set of default or detailed loss data is available. They are characterised by sufficient data points to facilitate meaningful statistical estimation of the model parameters.
The model parameters are estimated with statistical techniques based on the data set available.
▪Hybrid models  are statistical models supplemented with knowledge and experience of experts from risk management and front-office staff, literature from rating agencies, supervisors and academics. These models are only used for ‘(ultra) low default portfolios’, where limited historical defaults exist.
Credit risk rating process (*)
The majority of risk ratings are based on a risk rating (PD) model that complies with the minimum requirements detailed in CRR/CRD, ECB
Supervisory Rules and European Banking Authority (EBA) guidelines. This concerns all borrower types and segments.
ING’s PD rating models are based on a 1-22 internal risk rating scale (1 =
best rating; 22 = worst rating) referred to as the ‘master scale’, which roughly corresponds to the rating grades that are assigned by external rating agencies, such as Standard & Poor’s, Moody’s and Fitch. For example, an ING rating of 1 corresponds to an S&P/Fitch rating of AAA and a Moody’s rating of Aaa; an ING rating of 2 corresponds to an S&P/Fitch rating of AA+ and a Moody’s rating of Aa1, and so on.
The 22 internal risk rating grades are composed of the following categories:
▪Investment grade (risk rating 1-10);
▪Non-investment grade (risk rating 11-17);
▪Performing Restructuring (risk rating 18-19); and
▪Non-performing (risk rating 20-22).
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
Risk ratings assigned to clients are reviewed at least annually, with the performance of the underlying models monitored regularly. Some of these models are global in nature, such as those for large corporates, commercial banks, insurance companies, central governments, funds, fund managers, project finance, and leveraged companies. Other models are more regional or country-specific: there are PD models for small and medium enterprises (SMEs) in the Netherlands, Belgium and Poland, as
well as residential mortgage and consumer loan models in the various retail markets.
Rating models for Retail clients are predominantly statistically driven and automated, such that ratings can be updated on a monthly basis. Rating models for large corporates, institutions and banks include both statistical characteristics and expert input, with the ratings being manually updated at least annually. More frequent reviews (e.g. quarterly) are performed where considered necessary.
Credit risk tools and data standards
The acceptance, maintenance, measurement, management, and
reporting of credit risks at all levels of ING are executed through single, common credit risk data standards using shared credit risk tools that support standardised and transparent credit risk practices. ING has chosen to develop and implement credit risk tools centrally with the philosophy of using a single source of data in an integrated way.
Credit risk portfolio (*)
Within ING, credit risk exposures are classified into four sources: 1)
Consumer Lending (to private individuals), 2) Business Lending, 3)
Investment and Money Market and 4) Pre-settlement. ING’s credit exposure is mainly related to lending to individuals (also referred to as consumer lending, all Retail) and businesses (referred to as business lending, both in Retail and Wholesale), followed by investments in bonds and securitised assets, and money market (Wholesale). Loans to individuals are mainly mortgage loans secured by residential property.
Loans (including guarantees issued) to businesses are often collateralised, but may be unsecured based on the internal analysis of the borrower’s creditworthiness. Bonds in the investment portfolio are generally unsecured, but predominantly consist of bonds issued by central governments and EU and/or OECD-based financial institutions. Secured bonds, such as mortgage-backed securities and asset-backed securities, are secured by the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets) held by the securities issuer. For money market, exposure is mainly deposits to central banks.
The last major credit risk source involves pre-settlement exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing transactions. This is also commonly referred to as counterparty credit risk.
Overall portfolio (*)
During 2025, ING’s portfolio size increased by €41.1 billion (4.3%) to
€1,002.9 billion outstanding. Foreign exchange rate changes had a €22.0 billion negative impact on the portfolio size, mainly driven by the depreciation of the US dollar which had an impact of €16.6 billion mainly in
Wholesale Banking. Following this, net growth in Wholesale Banking was
€4.4 billion. Retail Banking outstandings increased by €38.4 billion mainly due to underlying growth in residential mortgages.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	162
Rating distribution (*)
Overall, the rating class distribution remained stable in 2025. The share of investment grade rating classes increased from 78.1% to 79.3%, while the share of non-investment grade decreased from 19.9% to 18.7%.
Performing restructuring outstandings remained constant at 0.6% of the total portfolio in 2025, whereas non-performing loans (calculated including Investment and Pre-Settlement exposures) decreased from 1.4%
to 1.3%.
With respect to the rating distribution within the business lines, in
Wholesale Banking, investment grade increased to 84.3% from 83.7%, while non-investment grade exposures decreased to 13.9% from 14.6%
compared to 2024. Performing restructuring assets increased from 0.6%
to 0.7% of total Wholesale Banking assets where non-performing loans for
Wholesale Banking decreased from 1.2% to 1.1%.
For Retail Banking, investment grade increased to 75.4% from 73.3%, while non-investment grade exposures decreased to 22.5% from 24.4% as compared to 2024. Performing restructuring decreased to 0.6% from 0.7%
whereas NPL remained constant at 1.5% in 2025.
Industry (*)
The industry breakdown is presented in accordance with the NAICS definition. The increase of €41.1 billion in total volume during 2025 was mainly due to the increase in Private Individuals (€28.7 billion) and Central
Governments (€13.4 billion) which was partially offset by the decrease in
Central Banks (€ 21.9 billion). The share of Private Individuals increased from 39.5% last year to 40.7%.
Portfolio analysis per business line (*)

Outstandings per line of business (*) [1,2,3]
in EUR million		Wholesale Banking		Retail Banking		Corporate line		Total
Rating class		2025	2024	2025	2024	2025	2024	2025	2024
Investment grade	1 (AAA)	43,030	53,363	34,022	29,151	27	1,790	77,079	84,304
	2-4 (AA)	70,691	72,462	68,484	63,187	1	4	139,175	135,653
	5-7 (A)	130,280	101,766	149,694	140,479	555	154	280,528	242,400
	8-10 (BBB)	119,661	129,429	175,823	155,375	3,240	3,662	298,724	288,466
Non-investment grade	11-13 (BB)	49,980	53,757	90,916	94,753			140,896	148,510
	14-16 (B)	8,900	7,396	33,663	31,165			42,563	38,561
	17 (CCC)	1,224	1,037	3,147	3,345	147	170	4,518	4,552
Performing Restructuring loans	18 (CC)	2,209	1,792	1,945	2,001			4,154	3,794
	19 (C)	637	560	1,678	1,760			2,315	2,321
Non-performing loans	20-22 (D)	4,602	5,204	8,393	8,100			12,995	13,303
Total		431,214	426,767	567,764	529,317	3,970	5,779	1,002,947	961,863

Industry
Private Individuals		1,893	2,116	406,589	377,712			408,482	379,827
Central Banks		40,270	61,091	15,713	15,044		1,785	55,983	77,919
Natural Resources		39,229	39,974	1,757	1,925			40,985	41,899
Real Estate		25,024	24,643	29,665	28,738			54,689	53,381
Commercial Banks		44,512	40,962	6,351	6,662	3,638	3,616	54,501	51,240
Non-Bank Financial Institutions		65,037	64,217	1,973	2,212	262	290	67,271	66,719
Central Governments		59,600	48,389	10,280	8,107	1	1	69,880	56,497
Transportation & Logistics		25,427	27,499	6,507	6,037			31,934	33,536
Utilities		26,378	25,517	2,431	2,196			28,809	27,713
Food, Beverages & Personal Care		13,798	13,827	11,298	10,419			25,096	24,246
Services		9,489	8,844	13,756	13,442	19	27	23,265	22,312
General Industries		13,235	10,512	9,655	8,812			22,890	19,324
Lower Public Administration		8,904	6,959	22,529	19,598			31,433	26,557
Other		58,418	52,218	29,261	28,412	50	62	87,730	80,691
Total		431,214	426,767	567,764	529,317	3,970	5,779	1,002,947	961,863

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	163

Outstandings per line of business (*) - continued [1,2,3]
	in EUR million	Wholesale Banking		Retail Banking		Corporate line		Total
	Region	2025	2024	2025	2024	2025	2024	2025	2024
Europe	Netherlands	35,165	44,421	180,030	164,590	526	1,903	215,720	210,913
	Belgium	25,786	26,506	99,055	95,584			124,841	122,091
	Germany	29,699	27,443	136,951	128,598	22	30	166,672	156,071
	Poland	23,740	21,190	34,223	30,946	3		57,966	52,136
	United Kingdom	30,475	28,257	252	265	78	91	30,805	28,613
	France	26,462	24,351	3,742	3,122	3	3	30,207	27,476
	Spain	15,568	11,990	31,015	28,507	38	36	46,620	40,533
	Luxembourg	28,844	26,176	4,587	5,139			33,431	31,314
	Rest of Europe	70,498	72,860	26,384	23,203	37	14	96,919	96,076
	America	83,269	86,402	2,304	2,402	201	232	85,775	89,037
	Asia	47,881	44,136	257	215	3,060	3,464	51,198	47,815
	Australia	11,673	10,887	48,938	46,723	1	8	60,613	57,618
	Africa	2,154	2,148	27	22			2,181	2,170
	Total	431,214	426,767	567,764	529,317	3,970	5,779	1,002,947	961,863
1Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.
2Based on the total amount of credit risk in the respective column using ING’s internal credit risk measurement methodologies. Economic sectors (industry) below 2% are not shown separately but grouped in Other.
3Geographical areas are based on country of residence, except for private individuals, for which the geographical areas are based on the primary country of risk.
Portfolio analysis per geographical area (*)
The portfolio analysis per geographical area re-emphasises the international distribution of ING’s credit portfolio. The Netherlands maintains the largest portfolio share in a single country with 21.5%
(2024: 21.9%) of the total amount, followed by Germany with 16.6%
(2024: 16.2%), and Belgium with 12.4% (2024: 12.7%).
In terms of region, the majority of the portfolio balance remained in
Europe with 80.1% (2024: 79.6%), followed by the Americas with 8.6%
(2024: 9.3%), and Australia with 6.0% (2024: 6.0%).
The top five countries within Rest of Europe based on outstandings were
Italy (€25.2 billion), Romania (€14.0 billion), Switzerland (€10.9 billion),
Türkiye (€9.7 billion) and Ireland (€5.2 billion).
The main contributors for the overall increase in outstanding are Germany
(€10.6 billion), Spain (€ 6.1 billion), Poland (€ 5.8 billion), and the
Netherlands (€4.8 billion).
Private Individuals remained the largest composition of portfolio balances for the Netherlands at 62.0% (2024: 58.3%), Belgium at 37.7%
(2024: 37.4%), Germany at 68.5% (2024: 68.8%), and Australia at 68.1%
(2024: 66.1%).The decrease in Central Banks is mainly attributed to  the
Netherlands (€13.8 billion), Belgium (€3.6 billion), and Asia (€3.1 billion).
In individual countries, the total share of investment grade/non-
investment grade remains substantial for the Netherlands at 98.5%
(2024: 98.5%), Germany at 98.7% (2024: 98.9%), and Belgium 96.8%
(2024: 96.6%).
In Europe, the increase in investment grade outstandings was mainly observed in  Germany (€11.9 billion), Spain (€ 8.4 billion), Poland (€ 5.2 billion), and France (€3.0 billion).
The net decrease in non-investment grade outstandings was mainly observed in Spain (€ 2.4 billion), America (€1.9 billion), and Germany (€1.7 billion).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	164

Outstandings by economic sectors and geographical area (*) [1]
in EUR million	Region													Total
Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	Luxembourg	France	Rest of Europe	America	Asia	Australia	Africa	2025
Private Individuals	133,644	47,047	114,235	18,871	29,412	117	2,734	2,038	18,761	183	128	41,294	20	408,482
Central Banks	8,742	6,621	13,938	1,499	577	3,791	6,088		6,912		6,426	1,388		55,983
Natural Resources	2,220	1,257	869	909	156	2,848	2,254	261	10,730	8,974	8,830	1,396	281	40,985
Real Estate	17,212	14,082	1,184	2,356	1,749	679	3,257	3,055	3,805	2,591	1,409	3,309		54,689
Commercial Banks	1,482	504	5,605	493	754	4,917	6,808	5,228	8,205	9,182	10,762	398	164	54,501
Non-Bank Financial Institutions	3,577	1,536	5,717	2,295	880	8,040	6,819	6,255	5,738	21,294	3,451	1,659	10	67,271
Central Governments	3,297	14,525	374	11,768	6,692	31	186	5,485	11,463	14,146	935	400	580	69,880
Transportation & Logistics	4,652	2,132	1,239	1,759	698	2,384	967	839	6,048	3,665	6,196	663	692	31,934
Utilities	1,678	1,868	3,890	1,127	1,932	3,184	539	593	4,291	6,144	1,376	2,067	121	28,809
Food, Beverages & Personal Care	8,415	3,675	604	2,425	340	261	1,472	801	2,998	2,358	1,269	476	1	25,096
Services	5,322	8,420	1,906	1,639	127	1,123	306	394	1,464	1,106	873	585	1	23,265
General Industries	5,118	3,232	1,304	2,957	208	262	476	550	4,399	2,575	1,461	322	25	22,890
Lower Public Administration	2,236	7,362	10,121	815	682		235	3,432	520	1,462	38	4,528		31,433
Other	18,125	12,579	5,685	9,053	2,413	3,169	1,290	1,277	11,584	12,097	8,044	2,127	287	87,730
Total	215,720	124,841	166,672	57,966	46,620	30,805	33,431	30,207	96,919	85,775	51,198	60,613	2,181	1,002,947

Rating class
Investment grade	171,615	74,908	148,033	41,249	41,114	25,930	29,551	24,917	71,116	71,271	45,214	50,441	147	795,507
Non-investment grade	40,889	45,899	16,505	14,477	4,771	4,664	3,586	5,048	22,521	12,841	5,430	9,527	1,821	187,976
Performing Restructuring	1,528	928	680	694	265	30	53	134	1,486	406	66	162	39	6,469
Non-performing loans	1,689	3,107	1,454	1,546	470	181	242	108	1,795	1,257	488	483	175	12,995
Total	215,720	124,841	166,672	57,966	46,620	30,805	33,431	30,207	96,919	85,775	51,198	60,613	2,181	1,002,947
1Geographical areas are based on country of residence, except for Private Individuals for which the geographical areas are based on the primary country of risk.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	165

Outstandings by economic sectors and geographical area (*) [1]
in EUR million	Region													Total
Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	Luxembourg	France	Rest of Europe	America	Asia	Australia	Africa	2024
Private Individuals	122,914	45,611	107,415	16,525	27,083	122	3,058	2,260	16,391	198	129	38,106	16	379,827
Central Banks	22,529	10,196	13,966	1,729	510	1,935	5,737		10,913		9,525	879		77,919
Natural Resources	2,197	1,531	881	778	152	3,021	2,503	405	11,212	8,475	8,989	1,593	159	41,899
Real Estate	16,749	13,387	1,218	2,085	1,595	552	3,446	2,713	3,707	3,220	1,066	3,642		53,381
Commercial Banks	1,285	314	4,129	695	376	4,733	5,268	5,074	7,779	10,700	9,394	1,336	157	51,240
Non-Bank Financial Institutions	2,872	1,766	5,147	2,874	249	8,479	6,031	5,932	5,174	23,367	3,518	1,255	55	66,719
Central Governments	1,416	11,009	51	9,435	5,308	48	82	3,202	9,203	15,377	288	488	589	56,497
Transportation & Logistics	4,290	2,076	1,426	1,623	679	2,262	828	765	7,407	3,983	6,912	504	781	33,536
Utilities	1,805	1,843	3,920	814	1,971	2,826	395	712	3,951	5,886	1,187	2,253	152	27,713
Food, Beverages & Personal Care	7,377	3,690	695	2,215	351	328	1,393	1,102	3,008	2,498	1,168	406	14	24,246
Services	4,919	8,431	1,852	1,538	122	869	540	310	1,271	1,265	516	680		22,312
General Industries	4,568	2,690	1,059	2,824	219	301	539	484	3,862	2,039	708	23	8	19,324
Lower Public Administration	782	6,824	7,435	608	557		246	3,091	476	1,554	44	4,941		26,557
Other	17,208	12,722	6,876	8,394	1,361	3,137	1,248	1,426	11,722	10,475	4,372	1,513	238	80,691
Total	210,913	122,091	156,071	52,136	40,533	28,613	31,314	27,476	96,076	89,037	47,815	57,618	2,170	961,863

Rating class
Investment grade	170,093	74,882	136,096	36,029	32,741	23,844	27,235	21,886	67,110	72,686	41,203	46,959	59	750,822
Non-investment grade	37,689	43,059	18,238	13,948	7,126	4,388	3,858	5,229	25,679	14,763	5,859	9,889	1,898	191,623
Performing Restructuring	1,579	1,078	305	701	234	59	56	54	1,369	443	30	203	4	6,114
Non-performing loans	1,552	3,071	1,432	1,458	432	322	166	307	1,918	1,145	723	568	210	13,303
Total	210,913	122,091	156,071	52,136	40,533	28,613	31,314	27,476	96,076	89,037	47,815	57,618	2,170	961,863
1Geographical areas are based on country of residence, except for Private Individuals for which the geographical areas are based on the primary country of risk.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	166
Credit risk mitigation (*)
ING uses various techniques and instruments to mitigate the credit risk associated with an exposure and to reduce the losses incurred subsequent to a default by a customer. The most common terminology used in ING for credit risk protection is ‘cover’. While a cover may be an important mitigant of credit risk and an alternative source of repayment, generally it is ING’s practice to lend on the basis of the customer’s creditworthiness rather than relying on the value of the cover.
Cover forms (*)
Within ING, there are two distinct forms of covers. First, where the asset has been pledged to ING as collateral or security, ING has the right to liquidate it should the customer be unable to fulfil its financial obligation.
As such, the proceeds can be applied towards full or partial compensation of the customer's outstanding exposure. This may be tangible (such as cash, securities, receivables, inventory, plant and machinery, and mortgages on real estate properties) or intangible (such as patents, trademarks, contract rights, and licences). Second, where there is a third-
party obligation, indemnification or undertaking (either by contract and/or by law), ING has the right to claim from that third party an amount if the customer fails in its obligations. The most common examples are guarantees, such as parent guarantees, export credit insurances, or third-
party pledged mortgages. Insurance or reinsurance covers, including comprehensive private risk insurance (CPRI) may be recognised as guarantees and effectively function in an equivalent manner. ING accepts credit risk insurance companies and export credit agencies (ECAs) as cover providers.
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
Where collateral values are used in the calculation of Stage 3 individual loan loss provisions, haircuts may be applied to the valuation in specific circumstances to sufficiently include all relevant factors impacting future cash flows. ING applies haircuts to the collateral values of real estate, shipping and aviation assets that are used in the calculation of the loss-
given-default in recovery scenarios. The haircut reflects the risks of adverse price developments between the moment of valuation of an asset and the actual settlement/cash receipt.
Cover values (*)
This section provides insight into the types of cover and the extent to which exposures benefit from collateral or guarantees. The disclosure differentiates between risk categories (lending, investment, money market and pre-settlement). The most relevant types of cover include mortgages
(market values), financial collateral (cash and securities), guarantees, and other covers (mainly pledges). The scope of covers in this overview has been revised due to CRR3 implementation to align with regulatory reporting. This explains the decrease in the values of 'other covers', which had only a limited effect on the fully covered part of the portfolio, as ING's portfolio remains well collateralised. Collateral covering financial market transactions is valued on a daily basis (margining), and is as such not included in the following tables. To mitigate the credit risk arising from financial markets transactions, the bank enters into legal agreements governing the exchange of financial collateral (high-quality government bonds and cash).
The cover values are presented for the total portfolio of ING, both the performing and non-performing portfolio.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	167

Cover values including guarantees received (*)
in EUR million		Cover type and value				Collateralisation
2025	Outstandings	Mortgages	Financial Collateral	Guarantees	Other covers	No cover	Partially covered	Fully covered
Consumer lending	407,552	905,028	5,317	37,473	842	7.8%	2.0%	90.2%
Business lending	383,536	186,276	31,834	166,953	215,177	42.1%	15.8%	42.1%
Investment and money market	151,639	—	—	1,506	—	99.6%	—%	0.4%
Total lending, investment and money market	942,727	1,091,304	37,151	205,932	216,019	36.6%	7.3%	56.1%
of which NPL	12,981	9,827	196	2,771	3,591	33.0%	18.5%	48.5%
Pre-settlement	60,220
Total Group	1,002,947

Cover values including guarantees received (*)
in EUR million		Cover type and value				Collateralisation
2024	Outstandings	Mortgages	Financial Collateral	Guarantees	Other covers	No cover	Partially covered	Fully covered
Consumer lending	378,832	865,466	6,257	25,428	55,115	6.5%	2.0%	91.5%
Business lending	368,570	163,143	24,838	119,410	484,148	34.1%	23.7%	42.2%
Investment and money market	153,493	—	—	1,115	95	99.3%	—%	0.7%
Total lending, investment and money market	900,894	1,028,609	31,095	145,953	539,357	33.6%	10.5%	55.9%
of which NPL	13,295	10,427	194	3,093	11,109	27.6%	27.7%	44.7%
Pre-settlement	60,968
Total	961,863
The above tables gives an overview of the collateralisation of ING’s total portfolio. Excluding the pre-settlement portfolio, 56.1% (2024: 55.9%) of
ING’s outstandings were fully collateralised in 2025. Since investments traditionally do not require covers, the ‘no covers’ percentage in this portfolio is over 99.6%.
Consumer lending portfolio (*)
The consumer lending portfolio accounts for 40.6% (2024: 39.4%) of ING’s total outstanding, primarily consisting of residential mortgage loans and consequently most collateral consists of mortgages. Mortgage values are collected in an internal central database and in most cases external data is used to index the market value.
A significant part of ING’s residential mortgage portfolio is in the
Netherlands (2025: 35.0%, 2024: 35.0% ), Germany (2025: 27.0%,
2024: 27.3%), Belgium (including Luxembourg) (2025: 12.0%, 2024: 12.2%)
and Australia (2025: 10.9%, 2024: 10.6%).
Business lending portfolio (*)
Business lending accounts for 38.2% (2024: 38.3%) of ING’s total outstanding. Business lending presented in this section does not include pre-settlement, investment and money market exposures.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	168
Credit quality (*)
ING uses three distinct statuses to categorise the management of clients with (perceived) deteriorating credit risk profiles. ING makes use of Early
Warning Indicators (EWIs) in daily credit risk management processes, which relate to a change in (internal and/or external) circumstances or outlook of the specific obligor, the sector or the portfolio. ING usually classifies a client with a 'watch list' status (Business lending only) when there are early warning indicators triggered that detect an increased risk profile. Watch list status requires more than usual attention, increased monitoring and quarterly reviews. Some clients with a watch list or EWI status may develop into a performing restructuring status or a non-
performing status. When there is increasing doubt as to the performance and collectability of the client’s contractual obligations, the loans are managed by Global Credit Restructuring (GCR) or by restructuring units in the various regions and business units. The statuses and links with rating grades are illustrated in the table below.

Credit risk ratings
Internal Rating Grade	1-10	11-17	18-19	20-22
Category	Investment Grade	Non- investment Grade	Performing restructuring	Non- performing
Credit risk management	Regular incl EWI/watch list	Regular incl EWI/watch list	Credit restructuring	Credit restructuring
ECL Stage	1/2[1]	1/2[1]	2	3
[1]Stage 2 in case one of the Stage 2 triggers is hit, where Watchlist files are always Stage 2

Credit quality outstandings (*)
in EUR million	2025	2024
Performing not past due	879,378	823,478
Business lending performing past due	8,071	9,174
Consumer lending performing past due	895	802
Non-performing	12,981	13,295
Total lending and investment	901,325	846,749
Money market	41,402	54,145
Pre-settlement	60,220	60,968
Total	1,002,947	961,863
Past due obligations (*)
Retail Banking measures its portfolio in terms of payment arrears and determines on a monthly basis if there are any significant changes in the level of arrears. This methodology applies to Private Individuals as well as
Business lending. An obligation is considered ‘past due’ if it is more than one day late, subject to materiality thresholds in line with Definition of
Default Regulation. ING aims to help its customers as soon as they are past due by reminding them of their payment obligations. In its contact with customers, ING aims to solve the (potential) financial difficulties by offering a range of measures (e.g. payment arrangements, restructuring). If the issues cannot be resolved because the customer is unable or unwilling to pay, for example, the contract is sent to the recovery unit. The facility is downgraded to risk rating 20 (non-performing) when the facility or obligor
– depending on the level at which the non-performing status is applied – is more than 90 days past due and to risk rating 21 or 22 in case of an exit scenario.
The table below represents the breakdown of lending and investment credit risk outstandings that are performing by age and geographic area.
The past due but performing consumer lending outstanding increased by
€93 million, due to the increase in 1-30 days (€90 million) and 31-60 days
(€3 million).
The largest single country increase was in Belgium (€42 million), followed by the Netherlands (€22 million), mainly in the 1-30 days bucket.
The largest decrease was seen in Australia (€21 million).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	169

Ageing analysis (past due but performing): Consumer lending portfolio by geographic area, outstandings (*)
	in EUR million	2025				2024
	Region	Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Total	Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Total
Europe	Netherlands	84	32	6	122	62	35	4	101
	Belgium	219	60	26	305	185	49	29	263
	Germany	70	37	22	129	65	37	24	125
	Poland	58	6	3	68	61	9	4	74
	Spain	22	17	9	48	12	16	8	36
	Luxembourg	25	5	4	34	22	6	3	32
	Rest of Europe	121	23	6	150	93	15	4	112
	America	0	1	0	1	0	0	0	1
	Asia	0	1	0	1	0	0	0	0
	Australia	29	8	1	38	38	19	2	59
	Africa	0	0	0	0	0	0	0	0
	Total	628	189	78	895	538	186	78	802

Ageing analysis (past due but performing): Business lending portfolio by geographic area, outstandings (*)
	in EUR million	2025				2024
	Region	Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Total	Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Total
Europe	Netherlands	586	31	9	626	929	14		943
	Belgium	476	22	10	508	1,187	17	13	1,217
	Germany	415	2	2	419	215	3	2	220
	Poland	403	31	15	449	173	17	19	209
	United Kingdom	516	531		1,046	830	8		838
	France	73			73	194			194
	Spain	9			9	26			26
	Luxembourg	212	9	1	222	367	51	5	423
	Rest of Europe	899	17	3	919	630	4	46	681
	America	2,946	68		3,013	3,504	95		3,599
	Asia	133			133	310			310
	Australia	636	10	7	654	469	6		475
	Africa					39			39
	Total	7,303	720	47	8,071	8,873	215	86	9,174

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	170
Total past due but performing outstanding of business lending decreased by €1.1 billion. The decrease was mainly witnessed in the 1–30 days past due bucket (€1.6 billion) and was offset by the increase in 31-60 days (€0.5 billion) past due bucket, fully in the United Kingdom related to overdue fees. The largest decreases were in Belgium  (€0.7 billion) and America
(€0.6 billion), while the largest increase were in Australia (€0.2 billion),
Germany (€0.2 billion), Poland (€0.2 billion), and the United Kingdom (€0.2 billion).
Forbearance (*)
Forbearance occurs when a client is unable to meet their financial commitments due to financial difficulties they are facing or are about to face and ING grants them concessions. Forborne assets are assets for which forbearance measures have been granted.
Forbearance may enable clients experiencing financial difficulties to continue repaying their debt.
For business clients, ING mainly applies forbearance measures to support clients with fundamentally sound business models that are experiencing temporary difficulties. The aim is to maximise the client’s repayment ability, thereby avoiding a default situation, and help the client to return to a performing situation.
For ING Retail units, clear criteria have been established to determine whether a client is eligible for the forbearance process. Specific approval mandates are in place to approve the measures, as well as procedures to manage, monitor, and report the forbearance activities.
ING reviews the performance of forborne exposures at least quarterly, either on a case-by-case (Business) or portfolio (Retail) basis.
Both performing (risk ratings 1-19) and non-performing (risk ratings 20-22)
exposures are eligible for Forbearance measures. ING uses specific criteria to move forborne exposures from non-performing to performing or to remove the forbearance statuses that are consistent with the corresponding European Banking Authority (EBA) standards. An exposure is reported as forborne for a minimum of two years. An additional one-
year probation period is applied to forborne exposures that move from non-performing back to performing.

Summary Forborne portfolio (*)
in EUR million	2025				2024
Business line	Outstandings	Of which: performing	Of which: non-performing	% of total portfolio(1)	Outstandings	Of which: performing	Of which: non-performing	% of total portfolio(1)
Wholesale Banking	5,910	3,194	2,716	1.7%	5,934	3,191	2,743	1.9%
Retail Banking	7,551	4,538	3,013	1.4%	6,883	3,987	2,897	1.3%
Total	13,461	7,732	5,729	1.5%	12,817	7,178	5,640	1.5%

Summary Forborne portfolio by forbearance type (*)
in EUR million	2025				2024
Forbearance type	Outstandings	Of which: performing	Of which: non-performing	% of total portfolio(1)	Outstandings	Of which: performing	Of which: non-performing	% of total portfolio(1)
Loan modification	11,883	6,581	5,302	1.3%	11,726	6,734	4,993	1.4%
Refinancing	1,578	1,151	427	0.2%	1,091	444	647	0.1%
Total	13,461	7,732	5,729	1.5%	12,817	7,178	5,640	1.5%
% of total portfolio is based on lending and investment outstandings.
Forborne assets increased by €644 million, mainly due to the increase of
€667 million in Retail Banking, which was offset by a €24 million decrease in Wholesale Banking. The rise in Retail Banking forborne assets was primarily driven by residential mortgages in the Netherlands, which contributed €608 million. This increase was largely the result of the implementation of an updated framework, under which more clients are classified as forborne, while outflow is only allowed after a two-year probation period.
In terms of forbearance type, the increase is mainly witnessed in refinancing type (€487 million) driven by a few larger files in Wholesale
Banking.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	171
Modification of financial assets (*)
The following table shows:
▪Financial assets that were modified during the year (i.e. qualified as forborne) while they had a loss allowance measured at an amount equal to lifetime ECL; and
▪Financial assets that were reclassified to Stage 1 during the period while being modified before.
▪

Financial assets modified (*)
in EUR million	2025	2024
Financial assets modified during the period
Amortised cost before modification	1,746	1,888
Net modification results	-72	-107

Financial assets modified since initial recognition
Gross carrying amount at 31 December of financial assets for which loss allowance has changed to 12-month measurement during the period	1,027	1,506

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	172
Wholesale Banking (*)
Wholesale Banking forborne assets amounted to €5.9 billion (2024:
€5.9 billion), which represented 1.7% (2024: 1.9%) of the total Wholesale
Banking portfolio.
The net decrease in Wholesale Banking forborne assets was driven by a
€27 million reduction in non-performing forborne exposure and partially offset by a €3 million rise in performing forborne exposures.
Wholesale Bankings' forborne assets show an increase in Telecom due to refinancing, which was offset by a decrease in other sectors, such as real estate, food, beverages & personal care, chemicals, health &
pharmaceuticals and natural resources. These five sectors accounted for
69.6% of the total Wholesale Banking forborne outstandings.

Wholesale Banking: Forborne portfolio by geographical area (*)
	in EUR million	2025			2024
	Region	Outstandings	Of which: performing	Of which: non- performing	Outstandings	Of which: performing	Of which: non- performing
Europe	Netherlands	316	191	124	217	69	148
	Belgium	3	3	0	172	165	7
	Germany	336	29	307	372	62	310
	Poland	662	305	357	630	284	346
	United Kingdom	676	516	160	444	266	178
	Italy	547	519	28	389	353	36
	Rest of Europe	1,081	558	523	1,339	940	399
	America	1,313	545	768	1,586	867	719
	Asia	711	313	398	652	111	541
	Australia	212	177	35	79	34	44
	Africa	53	37	15	54	40	15
	Total	5,910	3,194	2,716	5,934	3,191	2,743

Wholesale Banking: Forborne portfolio by economic sector (*)
in EUR million	2025			2024
Industry	Outstandings	Of which: performing	Of which: non- performing	Outstandings	Of which: performing	Of which: non- performing
Natural Resources	605	308	297	781	424	356
Real Estate	945	375	570	1,115	703	412
Transportation & Logistics	145	48	97	214	83	131
Food, Beverages & Personal Care	629	289	340	810	415	395
Services	172	149	24	211	176	34
Automotive	263	139	124	332	183	149
Utilities	497	218	279	677	301	376
General Industries	197	42	155	127	70	58
Retail	111	41	70	149	21	128
Chemicals, Health & Pharmaceuticals	619	74	545	668	136	532
Builders & Contractors	179	174	4	122	118	5
Telecom[1]	1,314	1,166	148	486	383	103
Other	234	172	62	243	178	65
Total	5,910	3,194	2,716	5,934	3,191	2,743
1The presentation has been revised to separately disclose Telecom. Comparative figures have been adjusted accordingly.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	173
Retail Banking (*)
As of year end, Retail Banking forborne assets amounted to €7.6 billion
(2024: €6.9 billion), which represented 1.4% (2024: 1.3%) of the total Retail
Banking portfolio. Retail Banking performing forborne exposure increased by €0.6 billion.
The main concentration of forborne assets in a single country was in
Belgium with 28.5% (2024: 28.2%) of total Retail Banking forborne assets and 39.0% (2024: 39.4%) of the non-performing forborne assets. The other significant single country concentration is in the Netherlands with 28.3%
(2024: 22.5%), which increased during 2025 because of the
implementation of a new framework for mortgages, and Germany having
17.3% (2024: 20.0%) of the total Retail forborne assets.

Retail Banking: Forborne portfolio by geographical area (*)
	in EUR million	2025			2024
	Region	Outstandings	Of which: performing	Of which: non- performing	Outstandings	Of which: performing	Of which: non- performing
Europe	Netherlands	2,136	1,711	424	1,548	1,134	414
	Belgium	2,153	978	1,175	1,942	800	1,142
	Germany	1,304	965	338	1,379	1,052	327
	Poland	793	361	432	777	403	374
	Spain	92	55	37	159	127	31
	Italy	104	33	70	122	43	79
	Türkiye	22	16	6	13	9	4
	Romania	216	106	110	173	72	101
	Rest of Europe	91	32	59	102	50	52
	America	5		5	22	17	6
	Asia	1			1		1
	Australia	635	279	357	646	279	367
	Africa
	Total	7,551	4,538	3,013	6,883	3,987	2,897

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	174
Non-performing loans (*)
ING has aligned the regulatory concept of non-performing with that of the definition of default. Hence, borrowers are classified as non-performing when a default trigger occurs (non-exhaustive list):
▪ING believes the borrower is unlikely to pay. The borrower has evidenced significant financial difficulty, to the extent that it will have a negative impact on the future cash flows of the financial asset. The following events could be seen as indicators of financial difficulty:
–The borrower (or third party) has started insolvency proceedings;
–A group company/co-borrower has NPL status;
–Indication of fraud (affecting the company’s ability to service its debt);
–There is doubt as to the borrower’s ability to generate stable and sufficient cash flows to service its debt;
–Restructuring of debt; and
–ING has granted concessions relating to the borrower’s financial difficulty, the effect of which is a reduction in expected future cash flows of the financial asset below current carrying amount.
▪The obligor has failed in the payment of principal, interest, or fees; the total past due amount is above the materiality threshold, and this remains the case for more than 90 consecutive days.
Furthermore, Wholesale Banking has an individual name approach, using early warning indicators to signal possible future issues in debt service.
Also in Retail Banking early warning indicator frameworks have been implemented.
The table below represents the breakdown of credit risk outstandings that have been classified as non-performing by sector and business line.

Non-performing Loans: Outstandings by economic sector and business lines (*) [1]
in EUR million	Wholesale Banking		Retail Banking		Total
Industry	2025	2024	2025	2024	2025	2024
Private Individuals	3	4	4,899	4,766	4,902	4,769
Natural Resources	945	965	115	99	1,061	1,064
Food, Beverages & Personal Care	372	452	325	357	697	809
Transportation & Logistics	251	347	227	157	478	504
Services	94	102	375	394	469	495
Real Estate	586	831	656	603	1,241	1,434
General Industries	243	236	471	451	713	687
Builders & Contractors	31	51	541	445	571	496
Retail	184	157	189	224	373	381
Utilities	336	582	26	19	362	600
Chemicals, Health & Pharmaceuticals	602	654	150	185	752	839
Telecom[2]	170	151	36	12	206	163
Other	771	666	383	387	1,154	1,052
Total	4,589	5,196	8,392	8,099	12,981	13,295
1Based on lending and investment outstandings.
2The presentation has been revised to separately disclose Telecom. Comparative figures have been adjusted accordingly.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	175

Non-performing loans: Outstandings by economic sectors and geographical area (*)
in EUR million	Region													Total
Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	France	Luxembourg	Rest of Europe	America	Asia	Australia	Africa	2025
Private Individuals	697	1,481	1,113	220	357	10	8	39	574	2	2	399	1	4,902
Natural Resources	137	84		28				14	584	23	191			1,061
Food, Beverages & Personal Care	167	94	1	94		19	6		126	59	131			697
Transportation & Logistics	87	40		136	47			22	72	22	10	1	41	478
Services	68	262		75	1		3	4	16	26	13			469
Real Estate	24	419	59	115	45		47	101	8	377		48		1,241
General Industries	137	138	38	196	20			13	130	10	31			713
Builders & Contractors	89	219	7	182				8	66					571
Retail	80	79	33	56			1	4	15	105				373
Utilities	14	10	19	8		151		1	12	80	33	35		362
Chemicals, Health & Pharmaceuticals	47	65	112	346			43	25	64	49				752
Telecom	37	4		3					15	146	2			206
Other	102	209	72	88		2	1	10	105	358	75		132	1,154
Total	1,686	3,105	1,454	1,546	470	181	108	242	1,786	1,257	488	483	175	12,981

Non-performing loans: Outstandings by economic sectors and geographical area (*)
in EUR million	Region													Total
Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	France	Luxembourg	Rest of Europe	America	Asia	Australia	Africa	2024
Private Individuals	646	1,461	1,066	210	304	10	8	44	545	2	2	469		4,769
Natural Resources	13	54		33					569	31	343	21		1,064
Food, Beverages & Personal Care	196	154	1	93		23	5		158	51	127			809
Transportation & Logistics	93	40	3	124	47			1	136			1	59	504
Services	57	293	5	87	2	1	3	5	10	34				495
Real Estate	12	374	63	114	59		59	90	6	606		52		1,434
General Industries	153	123	24	147	20		2	1	170	17	30			687
Builders & Contractors	68	175	5	162				7	78					496
Retail	53	97	39	62			3		14	97	15	1		381
Utilities	13	8	25	21		285			12	128	109			600
Chemicals, Health & Pharmaceuticals	37	94	84	340		1	110		113	36		24		839
Telecom	7	1		3			44		14	90	4			163
Other	202	198	117	60		2	72	17	90	54	92		150	1,052
Total	1,549	3,071	1,432	1,457	432	322	307	166	1,916	1,145	723	567	210	13,295

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	176
In 2025, the NPL portfolio decreased to €13.0 billion (2024: €13.3 billion), mainly driven by the decrease of €0.6 billion in Wholesale Banking. The decrease was offset by the increase in Retail Banking (€0.3 billion) in line with strong portfolio growth, mainly in residential mortgages.
Total net decrease was mainly seen in sectors Utilities, Real Estate and
Food, Beverage & Personal Care while the largest increase was in Private
Individuals.
Loan loss provisioning (*)
ING recognises loss allowances based on the expected credit loss (ECL)
model of IFRS 9, which is designed to be forward-looking. The IFRS 9 impairment requirements are applicable to on-balance-sheet financial assets measured at amortised cost or fair value through other comprehensive income (FVOCI), such as loans, debt securities, and lease receivables, as well as off-balance-sheet items such as undrawn loan commitments and financial- and non-financial guarantees issued.
ING distinguishes between two types of calculation methods for credit loss allowances:
▪Collective 12-month ECL (Stage 1) and collective lifetime ECL (Stage 2)
for portfolios of financial instruments, as well as collective lifetime ECL for credit-impaired exposures (Stage 3) below €1 million; and
▪Individual lifetime ECL for credit-impaired (Stage 3) financial instruments with exposures above €1 million.
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
Climate and environmental risks in IFRS 9 models (*)
Climate risk drivers (physical and transition risks) can reduce the ability of businesses and households to fulfil their obligations due, under existing lending contracts. These climate risks are partly reflected in IFRS9 ECL through regular credit risk transmission channels such as the macroeconomic forecast and relevant risk parameters.
On the other hand, future physical or transition risks from climate change are not yet fully captured within the current ECL models. In our assessment of physical risks, it is generally expected that these risks will only become financially significant on the long-term horizon.
Consequently, for short- and medium-term loans, such risks are not expected to lead to significant credit deterioration over the exposure’s lifetime. For the long term, the probability and timing of physical risk events remain highly uncertain. ING is however actively enhancing the integration of physical and transition risks into collateral valuations, ensuring that effects on property values are appropriately captured.
In case of risk events that have already occurred (e.g. floods, stranded assets), the impact of such events is assessed in the calculation of Stage 3 individual provisions, collective SICR or management adjustments to ECL models. For example, we consider whether affected assets have suffered from a significant increase in credit risk (or are credit impaired) and whether the ECL is appropriate.
Additionally, a management adjustment to ECL models for business clients was introduced to specifically cover for medium- to long-term transition risk on high greenhouse gas-emitting sectors. The management adjustment reflects the risk of financial loss foreseen on the longer horizon for lenders with higher transition risk in these high greenhouse gas-
emitting sectors as consequence of future carbon taxation. ‘See
Management adjustments applied this reporting period’.
ING is continuously improving on climate risk data, which will enable us to further embed climate risks into the IFRS 9 ECL models. For more information on ESG risk management, see ‘ESG risk’.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	177

Reconciliation gross carrying amount (IFRS 9 eligible) and statement of financial position
in EUR million	2025							2024
	Gross carrying amount	Loan loss provisions	Cash and on-demand bank positions	Reverse repurchase transactions	Cash collateral	Other	Statement of financial position	Gross carrying amount	Loan loss provisions	Cash and on-demand bank positions	Reverse repurchase transactions	Cash collateral	Other	Statement of financial position
Amounts held at central banks	53,671	-17	-1,297			532	52,889	71,280	-14	-1,550			637	70,353
Loans and advances to banks	8,445	-18	3,053	6,836	2,649	239	21,204	4,685	-22	3,195	10,777	2,362	773	21,770
Financial instruments FVOCI loans	3,244	-6					3,238	1,671	-7				-56	1,608
Financial instruments FVOCI debt securities	50,868	-15				-36	50,817	42,185	-12				46	42,219
Securities at amortised cost	54,366	-11				-487	53,867	50,701	-15				-413	50,273
Loans and advances to customers	721,423	-5,894		3,866	4,595	3,743	727,733	679,422	-5,833		3,471	4,956	1,595	683,611
Total on-balance (IFRS 9 eligible)	892,017	-5,961	1,756	10,702	7,244	3,990	909,748	849,944	-5,902	1,645	14,248	7,318	2,581	869,834
Guarantees and irrevocable facilities (IFRS 9 eligible)	243,392	-141						198,420	-146
Total gross carrying amount (IFRS 9 eligible)	1,135,409	-6,101						1,048,364	-6,049
This table presents the reconciliation between the statement of financial position and the gross carrying amounts used for calculating the expected credit losses. No expected credit loss is calculated for cash, on-demand bank positions, reverse repurchase transactions, cash collateral received in respect of derivatives, and other. Therefore, these amounts are not included in the total gross carrying amount (IFRS 9 eligible). Other includes hedge valuation adjustments, deferred acquisition costs on residential mortgages, and a receivable which is offset against a liquidity facility.
Portfolio quality (*)
The table below describes the portfolio composition over the different
IFRS 9 stages and rating classes. The Stage 1 portfolio represents  92.0%
(2024: 91.1%) of the total gross carrying amounts, mainly composed of investment grade, while Stage 2 makes up 6.8% (2024: 7.6%) and Stage 3 makes up 1.2% (2024: 1.3%) of the total gross carrying amounts, respectively.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	178

Gross carrying amount per IFRS 9 stage and rating class (*) [1,2]
in EUR million		12-month ECL (Stage 1)				Lifetime ECL not credit impaired (Stage 2)				Lifetime ECL credit impaired (Stage 3)				Total
Rating class		Gross carrying amount		Provisions		Gross carrying amount		Provisions		Gross carrying amount		Provisions		Gross carrying amount		Provisions
		2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Investment grade	1 (AAA)	79,938	79,076	2	1	126	281							80,064	79,357	2	1
	2-4 (AA)	146,878	140,671	11	10	1,437	1,579	1	1					148,315	142,250	13	11
	5-7 (A)	299,699	244,241	39	21	5,394	6,908	6	8					305,093	251,149	45	29
	8-10 (BBB)	334,845	310,324	77	55	19,168	24,683	43	55					354,012	335,008	119	110
Non-investment grade	11-13 (BB)	156,373	154,348	165	190	17,217	18,479	89	91					173,589	172,827	254	281
	14-16 (B)	26,187	25,377	147	124	22,668	17,433	357	366					48,855	42,811	504	490
	17 (CCC)	412	905	5	8	4,682	3,992	224	173					5,094	4,897	228	181
Performing Restructuring	18 (CC)					4,349	4,059	262	233					4,349	4,060	262	233
	19 (C)					2,447	2,474	198	203					2,447	2,474	198	203
Non-performing loans	20-22 (D)									13,590	13,742	4,476	4,509	13,590	13,742	4,476	4,509
Total		1,044,332	954,943	446	409	77,487	79,888	1,179	1,130	13,590	13,742	4,476	4,509	1,135,409	1,048,574	6,101	6,049
1Compared to the credit risk portfolio, the differences are due to undrawn committed amounts (€200 billion; 2024: €156 billion) and other positions (2025: nil; 2024:€6 billion) not included in credit outstandings and non-IFRS 9 eligible assets (€ 68 billion; 2024: €75 billion) included in credit outstandings but not in the gross carrying amounts.
2Stage 3 lifetime credit impaired provision includes €29 million (2024: €21 million) on purchased or originated credit impaired.
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
▪Stage 3 gross carrying amount decreased by €0.2 billion from €13.7 billion as at 31 December 2024 to €13.6 billion as at 31 December 2025, mainly as a result of €3.5 billion net inflow into NPL (credit impaired) in
2025, which is offset by €2.3 billion derecognitions and repayments and €1.5 billion write-offs and disposals. Following the decrease in carrying amount, Stage 3 provisions slightly decreased by €33 million.
▪Stage 2 gross carrying amounts decreased by €2.4 billion from €79.9 billion as at 31 December 2024 to €77.5 billion as at 31 December 2025, largely driven by €15.7 billion net transfers from Stage 1 into Stage 2, including the impact of changes in risk drivers (including updated macro-economic forecasts), model redevelopments mainly for
Wholesale Banking models, and new Stage 2 overlays. This was offset by a decrease of exposure by €18.1 billion due to derecognised financial assets (including sales and repayments) and €1.2 billion exposure moving to Stage 3. Stage 2 provisions increased by € 49.3 million to €1.2 billion as of 31 December 2025.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	179

Changes in gross carrying amounts and loan loss provisions (*) [1,2]
in EUR million	12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total		12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions
	2025								2024
Opening balance	954,943	409	79,888	1,130	13,742	4,509	1,048,574	6,049	937,633	517	75,454	1,435	11,956	3,887	1,025,043	5,839
Transfer into 12-month ECL (Stage 1)	21,773	21	-21,555	-199	-218	-35		-212	20,486	22	-20,236	-195	-249	-34		-207
Transfer into lifetime ECL not credit impaired (Stage 2)	-37,208	-50	38,174	533	-966	-115		368	-43,155	-49	43,900	429	-745	-96		285
Transfer into lifetime ECL credit impaired (Stage 3)	-2,534	-14	-2,172	-138	4,705	1,259		1,108	-2,980	-18	-2,856	-235	5,836	1,802		1,548
Net remeasurement of loan loss provisions		7		-53		349		302		-181		-137		185		-133
New financial assets originated or purchased	263,371	189			22	2	263,393	191	212,516	192					212,516	192
Financial assets that have been derecognised	-119,098	-78	-12,295	-147	-1,422	-240	-132,814	-465	-126,858	-76	-11,840	-153	-1,450	-257	-140,148	-485
Net drawdowns and repayments	-57,493		-5,739		-853		-64,085		-41,763		-4,393		-309		-46,465
Changes in models/risk parameters		-33		71		-35		3		8		-6		-22		-20
Increase in loan loss provisions		43		68		1,185		1,296		-102		-297		1,578		1,179
Write-offs					-937	-937	-937	-937					-1,017	-1,017	-1,017	-1,017
Disposals	-666	-3	-84	-3	-564	-286	-1,314	-291	-935	-1	-141	-8	-279	-215	-1,355	-225
Recoveries of amounts previously written off						58		58						69		69
Other movements	21,242	-4	1,269	-16	80	-53	22,591	-73		-5				208		203
Closing balance	1,044,332	446	77,487	1,179	13,590	4,476	1,135,409	6,101	954,943	409	79,888	1,130	13,742	4,509	1,048,574	6,049
1Stage 3 lifetime credit impaired provision includes €29 million (2024: €21 million) on purchased or originated credit impaired.
2The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €1,304 million (2024: €1,194 million) of which €1,301 million (2024: €1,170 million) related to IFRS 9 eligible financial assets, €-5 million (2024: €9 million) to IFRS eligible commitments and €8 million (2024: €15 million) to modification gains and losses on restructured financial assets.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	180

Exposure per stage, coverage ratio and stage ratios [2]
in EUR million	2025			2024
Balance sheet	Gross carrying amount	Loan loss provisions	Stage ratio	Gross carrying amount	Loan loss provisions	Stage ratio
Loans and advances to banks (including central banks)	62,116	35		75,964	35
Stage 1	60,430	5	97%	74,632	4	98%
Stage 2	1,609	18	3%	1,258	15	2%
Stage 3	77	12	0%	75	16	0%

Loans and advances to customers	721,423	5,894		679,422	5,833
Of which: Residential mortgages	374,780	822		348,433	814
Stage 1	341,281	49	91%	315,775	49	91%
Stage 2	30,181	288	8%	29,341	307	8%
Stage 3	3,318	485	1%	3,317	458	1%
Of which: Consumer lending (excl. Residential mortgages)	31,306	946		26,936	957
Stage 1	27,302	137	87%	22,556	112	84%
Stage 2	2,575	159	8%	3,090	191	11%
Stage 3	1,429	649	5%	1,290	654	5%
Of which: Loans to public authorities	29,089	21		23,930	17
Stage 1	28,568	8	98%	23,214	6	97%
Stage 2	298	3	1%	464	3	2%
Stage 3	222	11	1%	252	8	1%
Of which: Corporate lending	286,249	4,105		280,123	4,045
Stage 1	251,280	197	88%	238,606	196	85%
Stage 2	27,265	661	10%	33,427	575	12%
Stage 3	7,704	3,247	3%	8,090	3,274	3%

Other IFRS 9 eligible financial Instruments [1]	351,870	173		293,187	180
Stage 1	335,471	51	95%	280,161	43	96%
Stage 2	15,559	49	4%	12,308	39	4%
Stage 3	840	72	0%	718	98	0.2%

Total gross carrying amount (IFRS 9 eligible)	1,135,409	6,101		1,048,573	6,049
1Includes off-balance sheet IFRS 9 eligible guarantees and irrevocable facilities. See Note 1 'Basis of preparation and material accounting policy information'.
2The exposure classification to residential mortgages, consumer lending, and corporate lending is aligned to the regulatory definition.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	181
Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty (*)
Methodology (*)
This section outlines our methodology for adopting and generating macroeconomic scenarios. We apply this methodology when producing our probability-weighted ECL, incorporating alternative scenarios and management adjustments where necessary. These adjustments are made when management believes the consensus forecast does not fully capture the extent of recent credit or economic events. The macroeconomic scenarios are applicable to the whole ING portfolio in the scope of IFRS 9
ECLs.
The IFRS 9 standard, with its inherent complexities and potential impact on the carrying amounts of our assets and liabilities, represents a key source of estimation uncertainty. In particular, ING’s reportable ECL numbers are sensitive to the forward-looking macroeconomic forecasts used as model inputs, the probability weights applied to each of the three scenarios, and the criteria for identifying a significant increase in credit risk. As such, these crucial components require consultation and management judgement, and are subject to extensive governance.
Baseline scenario (*)
As a baseline for IFRS 9, ING has adopted a market-neutral view combining consensus forecasts for economic variables (GDP, unemployment) with market forwards (for interest rates, exchange rates, and oil prices). Input from a leading third-party service provider is used to complement the consensus with consistent projections for variables for which there are no consensus estimates available (most notably house prices and – for some countries – unemployment), to generate alternative scenarios, to convert annual consensus information to a quarterly frequency, and to ensure general consistency of the scenarios. As the baseline scenario is consistent with the consensus view, it can be considered as free from any bias.
The relevance and selection of macroeconomic variables is defined by the
ECL models under credit risk model governance. The scenarios are reviewed and challenged by a panels of ING experts.
Alternative scenarios and probability weights (*)
Two alternative scenarios are taken into account: an upside and a downside scenario. The alternative scenarios have statistical characteristics as they are based on the forecast deviations of the leading third-party service provider.
To understand the baseline level of uncertainty around any forecast, the leading third-party service provider keeps track of all its deviations (so-
called forecast errors) of the past 30 years. The distribution of forecast errors for GDP, unemployment, house prices, and share prices is applied to the baseline forecast creating a broad range of alternative outcomes. In addition, to understand the balance of risks facing the economy in an unbiased way, the leading third-party service provider runs a survey with respondents from around the world and across a broad range of industries. In this survey, respondents put forward their views of key risks.
Following the survey results, the distribution of forecast errors (that is being used for determining the scenarios) may be skewed.
For the downside scenario, ING has chosen the 90th percentile of that distribution because this corresponds with the way risk management earnings-at-risk is defined within the Group. The upside scenario is represented by the 10th percentile of the distribution. The applicable percentiles of the distribution imply a 20 percent probability for each alternative scenario. Consequently, the baseline scenario has a 60 percent probability weighting. Please note that, given their technical nature, the downside and upside scenarios are not based on an explicit specific narrative and have not changed compared to previous year.
Macroeconomic scenarios applied (*)
The macroeconomic scenarios applied in the calculation of loan loss provisions are based on the consensus forecasts.
Baseline assumptions (*)
The general picture that the consensus conveys is that global economic growth is slowing compared to recent years. US growth is expected to continue to outpace European markets, but the gap is narrowing down.
China is expected to continue a declining growth trend, but still at higher rates than seen in advanced markets. Inflation is expected to remain near target for most advanced economies, but a bit above for the United States.
With interest rates moderating, monetary conditions are turning more favourable for growth. For the housing market, continued price growth is expected for almost all main markets.
The December 2025 consensus expects global output (as measured by the weighted average GDP growth rate of ING’s 25 main markets) to remain at a constant 2.4% from 2025-2027.
The eurozone economy has shown more resilience than expected despite global headwinds, with sluggish but positive growth through 2025. The coming years are expected to see modest growth rates as well. The trade environment continues to be plagued by higher US tariffs and a stronger euro. Expectations of a pickup in growth over the course of 2026 come from stronger consumer spending and investment. German infrastructure spending is expected to add to this momentum. Southern European economies continue to benefit from European Recovery Fund investments.
Consensus expects the eurozone to have grown by 1.4% in 2025, before slowing to 1.1% in 2026 and then recovering to 1.3% in 2027.
Elsewhere in Europe, the growth outlook is stronger. Poland’s growth momentum remains solid, growing faster than its European peers. The key growth drivers over the near-term forecast are consumption and public investments, such as those carried out under the National Recovery Plan
(KPO). The economy is expected to grow by 3.6% in 2025, picking up to
3.7% in 2026 and settling at 3.2% in 2027. The consensus expectation for
Türkiye is to see stable growth of 3.5% and 3.4% in 2025 and 2026, as

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	182
domestic demand remains resilient and fixed investments and inventories see an uptick. For 2027, a recovery to 3.7% is expected.
The American economy has held its ground despite the tariff war and slowing employment growth. Its characterisation by a K-shaped economy where most of the growth comes from high-income consumers and tech investments is likely to continue in 2026. Tariffs are not feeding into inflation as much as expected earlier in the year, and inflation expectations remain benign, although still above the 2% target. This has prompted the Federal Reserve to resume its rate cutting cycle. Inflation is expected to remain around 2.8% and 2.9% in 2025 and 2026 before steadying down at 2.4% in 2027.The US economy is expected to experience steady growth of 2.0% in 2025-2027.
For China, economic underperformance continues as it still struggles with the impact of the real estate correction and weak domestic demand.
However, the economy has come out resilient to the tariff war with a trade surplus reaching record levels, making external demand the key driver of
2025. This enables the economy to reach its short-term growth target, but medium-term consensus continues to be downbeat for the moment because of its weak domestic economy. For 2025, consensus expects
4.9% growth, down to 4.5% in 2026 and 4.3% in 2027.
Economic momentum in Australia is expected to be soft, as much of the growth in 2025 came from government consumption. The economy is lacking a clear growth engine, with the private sector struggling against restrictive policy settings and consumers facing a tough outlook with weaker employment growth and real wage gains moderating. Growth is expected to come in at 1.8% in 2025, with a pick-up expected for 2026 to
2.2% and 2.3% for 2027.
When compared to the June 2025 consensus forecast, the December 2025 forecast has improved slightly because of better than expected growth in major economies. Global GDP is expected to increase by  2.4% in both
2025 and 2026 (compared to 2.0% and 2.1% assumed before). The global economy showed quite some resilience in 2025 despite trade and geopolitical tensions, as GDP growth has continued despite political disruptions. Markets, too, have adjusted to the new world of volatility.
Alternative scenarios and risks (*)
The baseline scenario assumes steady economic growth. However, further escalation of geopolitical tensions and global trade uncertainty are seen as key downside risks to the global economy. The balance of risks to the baseline outlook is negative, and the alternative scenarios have a downward skew.
The downside scenario sees a recession in 2026 and 2027 for most countries. Unemployment increases strongly in this scenario and house prices in most countries show outright falls. The downside scenario captures the possible impact of geopolitical tensions, global trade policy and heightened tariff uncertainty.
The upside scenario reflects the possibility of a better economic out-turn resulting from the avoidance of further trade escalation, an AI-driven productivity rebound and stronger European growth supported by defence spending.
Management adjustments applied this reporting period (*)
In times of volatility and uncertainty where portfolio quality and the economic environment are changing rapidly, models alone may not be able to accurately predict losses. In these cases, management adjustments can be applied to appropriately reflect ECL. Management adjustments may also be applied when the impact of the updated macroeconomic scenarios is over- or under-estimated by the IFRS 9 models, or to account for model redevelopment, recalibration, and periodic assessment procedures that have not yet been incorporated into the IFRS9 models.
ING has an internal governance framework and controls in place to assess the appropriateness of all management adjustments.

Management adjustments to ECL models (*)
in EUR million	2025	2024
Commercial Real Estate/ Inflation and interest rate increases		50
Economic sector / portfolio based adjustments	9	38
Mortgage portfolio adjustments	121	112
Climate transition risk	47	29
Other Post Model Adjustments	7	-27
Total management adjustments	183	203
The management adjustment of €50 million for the Commercial Real
Estate portfolio, reported at 31 December 2024 due to prevailing risks in this sector, is released in 2025 due to improved risk profile and partially replaced with a management adjustment for a recent model update, which corrects for the effects of the aforementioned risks on the model outcome. As the model update has not been implemented in production yet, a management adjustment of €10 million is reported under the Other
Post Model Adjustments category at 31 December 2025.
As at 31 December 2025, an economic sector / portfolio-based adjustment is reported in the Mortgages portfolio in Australia (€9 million) to address emerging risk from inflation, interest rate increases and overall cost of living. The management adjustment reported at 31 December 2024 for the increased credit risk in the Mortgages and Consumer Lending portfolios in
Spain – due to the effects of floods – has been released, as the remaining affected performing customers are reported in Stage 2. Also the adjustment taken in the Business Banking portfolio in Germany at 31
December 2024 to cover for the increased uncertainty in the German economy has been released due to the agreed sale of the affected portfolio.
As of 31 December 2025, the overall mortgage portfolio adjustment amounts to €121 million (31 December 2024: €112 million) and fully related to the management adjustment in Stage 2 for the risk segmentation model that captures affordability, repayment, and refinancing risk on performing mortgage customers with a bullet loan in the Netherlands.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	183
As of 31 December 2025, an adjustment of €47 million is in place to address the impact of climate transition risk in Wholesale Banking (€31 million) and in Business Banking (€16 million). Climate transition risk is expected to lead to a structural change in credit risk, which means specific business activities will become structurally riskier due to environmental policies, technological progress or changes in market sentiment and preferences. The current IFRS 9 models do not capture this (novel) risk. The management adjustment to ECL models for business clients was made to specifically cover for the medium- to long-term transition risk on high greenhouse gas-emitting sectors and is reported in Stage 2. The sectors included in the overlay represent approximately 20% of the exposure within Wholesale and Business Banking.
Other post-model adjustments mainly relate to the impact of model redevelopment or recalibration and periodic model assessment procedures that have not been incorporated in the ECL models yet. The impact on total ECL can be positive or negative. These adjustments will be removed once updates to the specific models have been implemented.
The change in balance compared to previous reporting date is due to i)
released negative overlays because of model updates that have been implemented and ii) new overlays recognised for new recalibrations and periodic model assessment procedures that have not been incorporated yet.
Analysis on sensitivity (*)
The table below presents the analysis on the sensitivity of key forward-
looking macroeconomic inputs used in the ECL collective-assessment modelling process and the probability weights applied to each of the three scenarios. The countries included in the analysis are the most significant geographic regions in ING. For Wholesale Banking, the US is the most significant in terms of both gross contribution to reportable ECL and sensitivity of ECL to forward-looking macroeconomics. Accordingly, ING considers these portfolios to present the most significant risk of resulting in a material adjustment to the carrying amount of financial assets within the next financial year.
The purpose of the sensitivity analysis is to enable the reader to understand the extent of the impact from the upside and downside scenario on model-based reportable ECL.
In the table below, the real GDP is presented in percentage year-on-year change, the unemployment in percentage of total labour force, and the house price index (HPI) in percentage year-on-year change.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	184

Sensitivity analysis as at December 2025 (*)
		2026	2027	2028	Unweighted ECL (€ mln)	Probability-weighting	Reportable ECL (€ mln)[1]
Netherlands Upside scenario	Real GDP	2.6	2.9	2.3	288	20%	389
	Unemployment	3.5	3.2	3.2
	HPI	8.2	8.5	7.0
Baseline scenario	Real GDP	1.1	1.4	1.5	364	60%
	Unemployment	4.0	3.9	4.1
	HPI	4.4	3.0	2.9
Downside scenario	Real GDP	-1.2	-0.9	0.2	566	20%
	Unemployment	5.5	6.5	7.4
	HPI	-0.8	-5.1	-5.1
Germany Upside scenario	Real GDP	2.8	3.0	1.8	584	20%	633
	Unemployment	3.0	2.4	2.2
	HPI	8.2	9.8	9.4
Baseline scenario	Real GDP	1.1	1.5	1.3	623	60%
	Unemployment	3.5	3.2	3.1
	HPI	5.0	6.2	6.3
Downside scenario	Real GDP	-1.7	-1.1	0.4	713	20%
	Unemployment	4.7	5.3	5.6
	HPI	0.9	0.4	2.7
Belgium Upside scenario	Real GDP	2.7	2.3	1.9	544	20%	596
	Unemployment	5.1	4.6	4.5
	HPI	5.2	4.9	5.4
Baseline scenario	Real GDP	1.1	1.4	1.6	585	60%
	Unemployment	5.9	5.6	5.5
	HPI	3.7	4.2	4.4
Downside scenario	Real GDP	-1.5	0.1	1.4	682	20%
	Unemployment	7.0	7.7	7.9
	HPI	1.8	2.6	2.6
United States Upside scenario	Real GDP	3.2	2.9	2.7	64	20%	105
	Unemployment	3.2	2.5	2.6
	HPI	4.8	9.4	10.9
Baseline scenario	Real GDP	2.0	2.0	2.0	92	60%
	Unemployment	4.3	4.1	4.1
	HPI	1.4	2.7	3.6
Downside scenario	Real GDP	-0.4	-0.1	0.8	184	20%
	Unemployment	6.7	7.2	7.5
	HPI	-5.1	-7.9	-5.5
[1]Excluding management adjustments.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	185

Sensitivity analysis as at December 2024 (*)
		2025	2026	2027	Unweighted ECL (€ mln)	Probability-weighting	Reportable ECL (€ mln)[1]
Netherlands Upside scenario	Real GDP	2.6	3.0	2.5	193	20%	270
	Unemployment	3.5	3.3	3.3
	HPI	18.9	11.7	2.5
Baseline scenario	Real GDP	1.5	1.4	1.5	249	60%
	Unemployment	4.0	4.1	4.3
	HPI	9.1	3.5	2.4
Downside scenario	Real GDP	-0.4	-1.4	-0.2	411	20%
	Unemployment	5.7	7.2	8.1
	HPI	-3.7	-7.2	2.2
Germany Upside scenario	Real GDP	2.0	2.8	1.6	510	20%	548
	Unemployment	2.9	2.4	2.0
	HPI	5.4	8.9	9.9
Baseline scenario	Real GDP	0.5	1.1	1.2	540	60%
	Unemployment	3.4	3.3	3.2
	HPI	2.6	5.6	6.3
Downside scenario	Real GDP	-1.7	-1.7	0.3	609	20%
	Unemployment	4.7	5.6	5.9
	HPI	-1.7	1.3	2.2
Belgium Upside scenario	Real GDP	2.2	2.6	2.1	534	20%	579
	Unemployment	5.1	5.0	4.9
	HPI	4.8	4.5	4.4
Baseline scenario	Real GDP	1.1	1.5	1.6	569	60%
	Unemployment	5.7	5.7	5.6
	HPI	3.2	4.1	3.8
Downside scenario	Real GDP	-0.6	-0.2	1.1	654	20%
	Unemployment	7.0	8.0	8.0
	HPI	1.2	2.9	2.5
United States Upside scenario	Real GDP	3.1	3.5	3.2	74	20%	113
	Unemployment	3.4	2.4	2.3
	HPI	4.3	8.4	9.4
Baseline scenario	Real GDP	2.0	2.0	2.0	101	60%
	Unemployment	4.2	4.1	4.0
	HPI	3.3	3.7	3.9
Downside scenario	Real GDP	-0.1	-1.1	-0.4	187	20%
	Unemployment	5.9	7.3	8.0
	HPI	-0.7	-3.0	-2.5
[1]Excluding management adjustments.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	186
When compared to the sensitivity analysis of 2024, the baseline macroeconomic inputs have become slightly more positive overall, underpinned by the resilience of the global economy in the face of trade and geopolitical tensions. House price growth expectations are lower for the Netherlands, given a rise in supply from the sale of rental properties and slowdown of wage growth. In the US, a weak labour and housing market both signal underlying economic challenges due to policy and trade uncertainty, and persistent affordability issues. The upside and the downside scenarios are not directly comparable with those of 2024 due to an update in the basis of their derivation.
On a total ING level, the unweighted ECL for all collective provisioned clients in the upside scenario was €2,938 million, in the baseline scenario
€3,232 million and in the downside scenario €3,993 million compared to
€3,326 million reportable model ECL as at 31 December 2025 (excluding all management adjustments). To perform the sensitivity analysis, a point in time reportable ECL is used as input, which slightly deviates from the total reportable collective provisions as presented below:

Reconciliation of reportable collective ECL to total ECL (*)
in EUR million	2025	2024
Total reportable collective provisions	3,168	2,975
ECL from individually assessed impairments	2,750	2,871
ECL from management adjustments	183	203
Total ECL	6,101	6,049
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
The main determinant of SICR is a quantitative test, whereby the lifetime
PD of an asset at each reporting date is compared against its lifetime PD determined at the date of initial recognition. If either a threshold for absolute change in lifetime PD or a threshold for relative change in lifetime
PD is reached, the item is considered to have experienced an SICR (for more details on absolute and relative thresholds, see the following sections).
Furthermore, any facility which shows an increase of 200 percent between the PD at the date of initial recognition and the lifetime PD at the reporting date (i.e. threefold increase in PD) must be classified as Stage 2. This is considered a backstop within the quantitative assessment of SICR.
In Wholesale Banking, a significant increase in lifetime PD is not considered plausible for assets of obligors with a credit rating at the reporting date in the top range of investment grade. The assets of these Wholesale Banking obligors are excluded from the assessment of significant increase in credit risk triggers. For these obligors the qualitative significant increases in credit risk triggers remain applicable (see the section below on Qualitative SICR triggers). These are, for example, the watch list and/or forbearance triggers. Finally, the 30 days past due backstop also remains applicable for the top range of investment grade exposures to ensure a significant increase in credit risk recognition.
Absolute lifetime PD threshold
The absolute threshold is a fixed value calibrated per portfolio/segment and provides a fixed threshold that, if exceeded by the difference between lifetime PD at reporting date and lifetime PD at origination, triggers Stage 2 classification. The absolute threshold is calibrated during model development.
Relative lifetime PD threshold
The relative threshold defines a relative increase of the lifetime PD, beyond which a given facility is classified in Stage 2 because of a significant increase in credit risk. The relative threshold is dependent on the individual
PD assigned to each facility at the moment of origination, and a scaling factor calibrated in the model development phase.
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
Average threshold ratio
The table below shows the average increase in PD at origination needed to be classified in Stage 2 is reported, taking into account the PD at origination of the facilities included in each combination of asset class and rating quality. In terms of rating quality, assets are divided into
'investment grade' and 'non-investment grade' facilities. Rating 18 and 19 are not included in the table, since facilities are not originated in these ratings and they constitute a staging trigger of their own (i.e. if a facility is ever to reach rating 18 or 19 at reporting date, it is classified in Stage 2). In the table, values are weighted by IFRS 9 exposure and shown for both year-end 2024 and year-end 2025.
To represent the thresholds as a ratio (i.e. how much should the PD at origination increase in relative terms to trigger Stage 2 classification) the absolute threshold is recalculated as a relative threshold for disclosure purposes. Since breaching only relative or absolute threshold triggers
Stage 2 classification, the minimum between the relative and recalculated absolute threshold is taken as value of reference for each facility.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	187

Quantitative SICR thresholds (*)
	2025		2024
Average threshold ratio	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)
Asset class category
Mortgages	2.9	2.4	2.9	2.4
Consumer lending	2.9	2.3	2.8	2.1
Business lending	2.7	2.0	2.7	2.1
Governments and financial institutions	2.9	1.8	2.9	1.9
Other Wholesale Banking	2.7	1.9	2.7	1.9
As it is apparent from the disclosures above, as per ING’s methodology, the threshold is tighter the higher the riskiness at origination of the assets, illustrated by the difference between the average threshold applied to investment grade facilities and non-investment grade facilities.
Sensitivity of ECL to PD lifetime PD thresholds
The setting of PD threshold bands requires management judgement and is a key source of estimation uncertainty. On Group level, the total model
ECL on performing assets, which is the ECL collective assessment without taking management adjustments into account, was €1,501 million as at
31 December 2025 (31 December 2024: €1,328 million). To demonstrate the sensitivity of the ECL to these PD threshold bands, hypothetically solely applying the upside scenario would result in total model ECL on performing assets of €1,159 million and a decrease in the Stage 2 ratio by
0.3%-point, while solely applying the downside scenario would result in total model ECL on performing assets of €2,193 million and an increase in the Stage 2 ratio by 1.6%-point.
Qualitative SICR thresholds
It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation as ING Group also relies on a number of qualitative indicators to identify and assess SICR. An asset can also change stages as a result of other triggers, such as having over 30 days arrears (used as a backstop), the occurrence of an early warning indicator, collective SICR assessment, being on a watch list, being under intensive care management, having a substandard internal rating, or being forborne.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	188
Market risk
Introduction (*)
Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates, credit spreads, and real-estate prices negatively impact the bank’s earnings, capital, market value, or liquidity position. Market risk either arises through positions in banking books or trading books.
The banking book positions are intended to be held for the long term (or until maturity) or for the purpose of hedging other banking book positions.
The trading book positions are typically held with the intention of short-
term trading or to hedge other positions in the trading book. Policies and processes are in place to monitor the inclusion of positions in either the trading or banking book as well as to monitor the transfer of risk between the trading and banking books.
The following sections elaborate on the various elements of the risk management framework for:
▪Market risk in banking books;
▪Market risk in trading books; and
▪Market risk capital.
Market risk in banking books (*)
ING distinguishes between the trading and banking (non-trading) books.
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
In this process the interest rate, FX, funding, and liquidity risks are transferred from the commercial books through matched funding or replication to Group Treasury, where they are centrally managed. The scheme below presents the transfer and management process of market risks in the banking books.

Commercial books
Treasury books
Retail Banking and Wholesale Banking positions
Internal contracts
Offsetting internal positions
Treasury books
Capital investments
Desired maturity profile
Swap overlay

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
▪Investment of own funds;
▪Commercial business; and
▪Group Treasury exposures, including strategic interest rate positions.
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
To determine interest rate risk in specific products (such as savings or mortgages) certain assumptions may need to be applied. Customer behaviour risk is defined as the potential future loss (value) arising from deviations between actual client behaviour and the modelled behaviour regarding embedded options within commercial products. General sources of customer behaviour risk include, among other things, the state of the economy, competition, changes in regulation, legislation and tax regime, developments in the housing market, and interest rate developments.
From an interest rate risk perspective, commercial activities can typically be divided into the following main product types: savings and current accounts (funds entrusted), demand deposits, mortgages, and loans.
Savings and demand deposits are generally invested in such a way that both the value is hedged and the sensitivity of the margin to market interest rates is minimised. This is achieved by creating the investment profile distributed from short term to long term, which dampens the immediate impact from changes in the market rates and stabilises margin in the longer horizon. Interest rate risk is modelled based on the stability of deposits and the pass-through rate. This takes account of different elements, such as pricing strategies, volume developments, and the level and shape of the yield curve.
In determining the interest rate profile of mortgages, prepayment or other embedded optionality can be an important risk driver. In modelling this risk, both interest-rate-dependent prepayments and constant
prepayments are considered. Next to a dependence on interest rates, modelled prepayments may include other effects such as loan-to-value,

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	189
seasonality, and the reset date of the loan. In addition, the interest sensitivity of embedded offered rate options is typically considered.
Wholesale Banking loans typically do not experience interest-rate-
dependent prepayment behaviour, as these are mostly floating rate products. These portfolios are match-funded, taking the constant prepayment model into account, and typically do not contain significant convexity risk. Wholesale Banking loans can have an all-in rate floor or a floor on a reference rate.
Customer behaviour in relation to mortgages, loans, savings, and demand deposits is modelled based on extensive analysis of historical data.
However, the substantial fluctuations in the interest rate environment in recent years make the analysis more challenging than before and may increase model risk. Models are backtested and updated when deemed necessary, at least annually. Model parameters and the resulting risk measures are approved by (local) ALCO, and are closely monitored on a monthly basis.
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
The commercial business manages the convexity risk that is the result of products that contain embedded options, like mortgages. Here the convexity risk is defined as the optionality effects in the value due to interest rate changes, excluding the first-order effects. In some cases, convexity risk is hedged by treasury using cap/floor contracts and swaptions.
NII at Risk (*)
The NII-at-Risk measures the impact of changing interest rates on the forecasted net interest income (before tax) of the banking book, excluding the impacts of credit spread sensitivity, fees, and fair value impact. Future projected balance sheet developments (dynamic plan) are included in this risk metric. NII-at-Risk provides insight into the sensitivity of ING’s NII under shocked interest rate scenarios against what is projected in a base case scenario.
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
▪Change in returns of (re)investments of client deposits;
▪Change in client deposit rates (mainly savings), (partially) tracking changes in market interest rates;
▪Change in the amortisation profile of mortgages, due to an increase or decrease in expected prepayments;
▪Higher/lower returns of (re-)investments of core capital investment;
▪Open interest rate positions, leading to changes in return because of different market rates; and
▪Assumed volume development of the balance sheet in line with ING’s dynamic plan.
For projecting the change in client deposit rates, ING uses a client rate model that describes the relation between market interest rates and client deposit rates. The model is calibrated under a range of interest rate scenarios. Per scenario, the actual change in client deposit rates may deviate from this calibrated model. The actual NII development of customer deposits may, indeed, differ from the provided scenarios, depending on, among other things, actual interest rate and savings client rate evolution, as well as changes to ING’s balance sheet composition, such as net deposit growth and relative share of savings deposits and non-
remunerated current accounts.
The NII-at-Risk figures in the table below represent a parallel, linear interest rate shift over one year (‘ramped’) based on the assumption that balance sheet developments follow ING’s dynamic plan within a one-year horizon.
The NII-at-Risk is mainly influenced by the difference in the sensitivity between client liabilities and client assets and investments to rate changes. The primary factor of NII-at-Risk are the investments of current accounts, while the investments of own funds have a marginal effect, as only a relatively small portion needs to be (re)invested within a one-year period.

NII-at-Risk banking book per currency - year one (*)
in EUR million	2025		2024
	Ramped, floored		Ramped, floored
	parallel ▼	parallel ▲	parallel ▼	parallel ▲
By currency
Euro	-182	205	-146	160
US dollar	1	-1	-4	5
Other	-74	94	-2	21
Total	-254	298	-153	186
EUR ramped (floored at -100bps) is at +/- 120bps in 1 year
USD ramped (floored at -100bps) is at +/- 120bps in 1 year
The change in NII under declining and upward interest rate scenarios may not be equal. This is due to different expected reactions in prepayment behaviour of mortgages and different pricing developments of commercial loans and deposits products (mainly savings). This is caused by embedded options, explicit or implicit pricing floors, and other (assumed) pricing factors.
The metrics mentioned above are internal metrics, which therefore deviate from the regulatory NII SOT metric. Both internal and regulatory measures are part of the bank's risk appetite framework and are actively managed.
Year-on-year variance analysis (*)
In 2025, ING maintained its dynamic hedging strategy, transferring interest rate risk from business units to Group Treasury, where it was subsequently hedged in financial markets, resulting in overall limited

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	190
sensitivity of NII at Risk (NIIaR) compared to ING’s total net interest income.
Year-on-year NIIaR increase by €100 million under a parallel down (worst case) scenario, is primarily driven by revised repricing assumptions and positions taken by treasury.
Net present value (NPV) at Risk (*)
NPV-at-Risk measures the impact of changing interest rates on the value of the positions in the banking book and it is defined as the outcome of an instantaneous increase or decrease in interest rates from applying currency-specific scenarios. The metric primarily reflects the impact of interest rate fluctuations on the bank’s strategic interest rate positions
(e.g. investments of own funds), as well as on the savings and mortgage portfolios. While strategic positions typically adjust proportionally with changing rates, the savings and mortgage products exhibit more complex behavior due to embedded optionalities. Customers can prepay or reallocate their balances, resulting in non-linear value changes. As a result, these portfolios may incur value losses both when interest rates increase and decrease, contributing to the asymmetric NPV-at-Risk pattern highlighted in the annual report.
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
The metrics mentioned above are internal metrics, which therefore deviate from the regulatory EVE SOT metric. Both internal and regulatory measures are part of the bank’s risk appetite framework and are actively managed.

NPV-at-Risk banking books per currency (*)
in EUR million	2025		2024
	floored		floored
	parallel ▼	parallel ▲	parallel ▼	parallel ▲
By currency
Euro	1,319	-2,593	154	-1,613
US dollar	273	-265	274	-266
Other	269	-267	321	-329
Total	1,862	-3,125	749	-2,208
EUR (floored at -100bps) is at +/- 120bps
USD (floored at -100bps) is at +/- 120bps
Year-on-year variance analysis (*)
The overall NPV sensitivity increased considerably compared to the previous year. The parallel up scenario continues to represent the worst-
case outcome, and the calculation shock for the primary currencies (EUR and USD) was maintained at 120 basis points, consistent with the level used in 2024. Year-over-year variations are explained by the evolving balance sheet composition, movements in interest rates, and shifting market expectations.
The impact of the benchmark rate reform (*)
In line with the recommendations of the Financial Stability Board, a fundamental review of important interest rates benchmarks has been undertaken. Some interest rate benchmarks have been reformed, while others have or will be replaced by risk-free rates and discontinued.
In 2025, the benchmark rate reform of only one reference rate, to which
ING has significant exposures as at 31 December 2025, was continuing (i.e.
WIBOR in Poland).
On 24 January 2025, the Steering Committee of the National Working
Group (NWG SC) in Poland selected POLSTR (Polish Short Term Rate) as the ultimate interest rate benchmark to replace WIBOR. POLSTR is calculated based on unsecured deposits of Credit and Financial Institutions and is expected to replace WIBOR by 31 December 2027.
In April 2025, the NWG SC published the updated transition roadmap of the replacing process of WIBOR and announced in June 2025 that the official determination of the POLSTR has started.
During the second half of 2025, the NWG SC approved several
recommendations for products based on POLSTR, and informed that
POLSTR has been applied for the first time in the domestic financial market on 1 September 2025. Therefore, POLSTR gained a status of a benchmark in accordance with the requirements of the EU Benchmark Regulation.
On 30 September 2025, the benchmark administrator GPW Benchmark
S.A, published the decision to cease providing the WIBOR reference rate for various tenors in phases, between the end of 2025 and the end of 2026.
On 21 November 2025, the Ministry of Finance (of Poland) conducted the first pilot issuance of treasury bonds linked to the POLSTR benchmark during a sale auction.
Other important milestones of the process are planned in subsequent years, including the construction of a market for financial products based on the new benchmark and achieving regulatory and operational readiness of all market participants to offer and operate these financial products.
Due to the discontinuation of WIBOR, ING, its customers, and in general those market participants with exposure to this benchmark rate will be faced with a number of risks. These risks include legal, financial, operational, reputational, and conduct risk. The WIBOR rates are used in several of our lending and derivative products, and hence a project team has been established to manage the transition. The WIBOR transition is especially important for our Polish subsidiary (ING Bank Śląski S.A.) with a significant amount of Polish zloty-denominated assets and liabilities including derivatives that are continuously rebalanced to hedge the risk exposures.
The tables below summarise the approximate gross exposure of ING that has yet to transition related to WIBOR, excluding exposures expiring before the transition date of 31 December 2027.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	191

Non-derivative financial instruments to transition from WIBOR to POLSTR (*)
	Financial assets non-derivative	Financial liabilities non- derivative	Off-balance sheet commitments
in EUR million	Carrying value	Carrying value	Nominal value
31 December 2025	25,333	360	2,301
31 December 2024	19,202	134	1,544

Derivative financial instruments to transition from WIBOR to POLSTR (*)
	31 December 2025	31 December 2024
in EUR million	Nominal value	Nominal value
WIBOR	196,133	110,189
See sections 1.5.4 of Note 1 ‘Basis of preparation and material accounting policy information’ for information on the Phase 1 amendments to IFRS.
As at 31 December 2025, Phase 1 reliefs are applicable to WIBOR indexed fair value and cash flow hedge accounting relationships as there is uncertainty arising from the WIBOR reform with respect to the timing and the amount of the underlying cash flows that the Group is exposed to.
Therefore, for WIBOR financial instruments designated in hedge accounting the applicable Phase 1 reliefs will continue to apply until the relevant contract is modified. At that point in time, the reliefs of Phase 2 amendments to IFRS will become applicable.
Following the Phase 1 reliefs that allow ING to continue applying hedge accounting, ING has to assume that the WIBOR-based cash flows from the hedging instrument and hedged item will remain unaffected for the affected fair value and cash flow hedge relationships. In addition, for the forecast transactions that are subject to cash flow hedge accounting, under the Phase 1 reliefs ING has to assume that the WIBOR benchmark on which the hedged cash flows are based is not altered as a result of the reform and, therefore, the forecast transactions still meet the highly probable requirement.
The total gross notional amounts of hedging instruments that are used in
ING’s hedge accounting relationships for which the Phase 1 amendments to IAS 39 were applied are:

Notional amounts of hedging instruments from WIBOR to POLSTR (*)
	31 December 2025	31 December 2024
in EUR million	Nominal value	Nominal value
WIBOR	97,492	99,663
As at 31 December 2025, 50% (31 December 2024: 32%) of the notional amounts have a maturity date beyond 31 December 2027. The notional amounts of the derivative hedging instruments provide a close approximation of the extent of the risk exposure ING manages through these hedging relationships.
Credit spread risk in banking books (CSRBB) (*)
Credit spread risk is defined as risk driven by the changes of the market price for credit risk, for liquidity and potentially other characteristics of credit-risky instruments, which is not captured by another existing prudential framework such as Interest Rate Risk in Banking Book or by expected credit/(jump-to-) default risk. The CSRBB framework is implemented based on EBA Guidelines. Metrics used are NPV-at-Risk, NII-
at-Risk and Market Value Changes-at Risk and view the positions across different accounting treatments.
Credit spread risk is not part of the internal risk transfer towards Group
Treasury and therefore remains in the business unit it originated in. Group
Treasury itself is also an important driver of credit spread risk via its high-
quality liquid assets (HQLA) investment portfolio and issuance activities.
Risk appetite limits are set on a combination of metrics and accounting scopes and are cascaded to local ALCOs depending on the type of limit and materiality. Metrics and limits are monitored and reported monthly to global and local risk committees, and various stakeholders.
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
FX translation (*)
ING’s strategy is to protect the CET1 ratio against adverse impact from FX rate fluctuations, while limiting the volatility in the profit and loss account due to this CET1 hedging and limiting the RWA impact under the regulatory framework. Currency exposure of Return on Equity is also considered. Hedge accounting is applied to the largest extent possible.
Taking this into account, the CET1 ratio hedge can be achieved by deliberately taking foreign currency positions equal to certain target positions, such that the CET1 capital and risk-weighted assets are equally sensitive in relative terms to changing FX rates.
Risk profile – FX translation (*)
The following table presents the currency exposures in the banking books for the most important currencies for the FX translation result. Positive figures indicate long positions in the respective currency. As a result of the strategy to hedge the CET1 ratio, an open structural FX exposure exists.
To measure the volatility of the CET1 ratio from FX rate fluctuations, different metrics are used, including the CET1 Ratio-at-Risk. The impact is controlled via the Solvency and Financial Risk RAS.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	192

Foreign currency exposures banking books (*)
in EUR million	Foreign Investments		Hedges		Net exposures
	2025	2024	2025	2024	2025	2024
US Dollar	9,698	11,251	-4,500	-4,823	5,198	6,429
Pound Sterling	1,584	1,674	-515	-484	1,069	1,190
Polish Zloty	4,652	4,292	-2,009	-1,616	2,643	2,677
Australian Dollar	3,307	3,373	-1,933	-2,161	1,374	1,212
Turkish Lira	469	557	0	0	469	557
Chinese Yuan	2,015	2,439	1	-830	2,016	1,609
Russian Rouble	597	396	0	0	597	396
Romanian Leu	913	913	-228	-176	685	736
Thai Baht	1,307	1,266	-829	-838	478	428
Other currency	3,032	3,346	-1,995	-2,748	1,036	599
Total	27,573	29,509	-12,008	-13,675	15,565	15,834
1.The FX sensitivity is expressed as the FX spot equivalent position.
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
Risk profile (*)
Equity price risk arises from the possibility that an equity security’s price will fluctuate, affecting the values of the equity security itself as well as other instruments whose values react similarly to the particular security, a defined basket of securities, or a securities index. ING’s equity exposure mainly consists of the investments in associates and joint ventures of
€1,607 million (2024: €1,679 million) and equity securities held at fair value through other comprehensive income (FVOCI) of €2,607 million (2024:
€2,562 million). The value of equity securities held at FVOCI is directly linked to equity security prices with increases/decreases being recognised in the revaluation reserve.
Investments in associates and joint ventures are measured in accordance with the equity method of accounting, and the balance sheet value is therefore not directly linked to equity security prices. The equity sensitivity is expressed as the equity position.
Year-on-year variance analysis (*)
In 2025, the revaluation reserve equity securities decreased by €372 million from €1,816 million to €1,444 million due to revaluation of the shares in Bank of Beijing with €-403 million. In 2025, the equity securities at fair value through OCI increased by €45 million mainly due to increased stake in Van Lanschot Kempen.

Revaluation reserve equity securities at fair value through other comprehensive income (*)
in EUR million	2025	2024
Positive remeasurement	1,456	1,820
Negative remeasurement	-12	-4
Total	1,444	1,816
Market risk in trading books (*)
Within the trading portfolios, the positions are maintained in the financial markets. These positions are often a result of transactions with clients and may benefit from short-term price movements. In 2025, ING continued its strategy of undertaking trading activities to develop its client-driven franchise and deliver a differentiating experience by offering multiple market and trading products.
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
approved trading limits. TRM also reviews trading mandates and global limits, and performs the gatekeeper role in the product review process
(PARP).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	193
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
interest rates, equity prices, foreign exchange rates, credit spreads, implied volatilities), considering the positions remain unchanged for a time period of one day.
Next to general market movements in these risk factors, HVaR also takes into account market data movements for specific moves in, for example, the underlying issuer or securities. A single model which diversifies general and specific risk is used. In general, a full revaluation approach is applied, while for a limited number of linear trading positions and risk factors in commodity and equity risk classes, a sensitivity-based approach is applied.
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
On an overall level in 2025, there was one outlier for hypothetical P&L and zero outliers for actual P&L. The hypothetical outlier occurred in the first quarter of 2025, mainly driven by higher EUR rates due to anticipated changes in German fiscal policy.
Stressed HVaR (*)
The stressed HVaR (SVaR) is intended to replicate the HVaR calculation that would be generated on the bank’s current portfolio with inputs calibrated to the historical data from a continuous 12-month period of significant financial stress relevant to the bank’s portfolio.
To calculate SVaR, ING uses the same model that is used for 1DHVaR, with a
10-day horizon. The data for the historical stress period used currently includes the height of the credit crisis around the fall of Lehman Brothers
(2008-2009), and this stressed period selection is reviewed annually. The historical data period is chosen so that it gives the worst-scenario loss estimates for the current portfolio. The same SVaR model is used for management purposes and for regulatory purposes. The same SVaR model is used for all legal entities within ING with market risk exposure in the trading portfolio.
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
The liquidity horizon has been set to the regulatory minimum of three months for all positions in scope. ING reviews the liquidity horizons on a yearly basis, based on a structured assessment of the time it takes to liquidate the positions in the trading portfolio.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	194
Stress testing and event risk (*)
Stress testing is a valuable risk management tool. In addition to the bank-
wide stress-test framework as described in the stress-testing section,
Trading Risk Management performs stress tests specific to the trading book with various frequencies. The trading book stress tests evaluate the impact on the bank’s trading book under severe but plausible stress scenarios, using a full revaluation approach. The framework is based on historical as well as hypothetical scenarios. The stress result is an estimate of the profit and loss caused by a potential event and its worldwide impact for ING. The results of the stress tests are used for decision-making, aimed at maintaining a financially healthy going-concern institution after a severe event occurs.
In stress scenarios, shocks are applied to prices (credit spreads, interest rates, equity, commodities, and FX rates) and volatilities. Depending on the type of the stress test, additional scenario assumptions can be made, for example on correlations, dividends, or recovery rates. The structural scenarios are defined to cover market moves in various directions and capture different asset class correlations. Scenarios are calculated using a full revaluation approach. The worst scenarios are determined for each product line, business line, and super business line, and compared against limits.
Other trading limits
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
Risk profile
The following chart shows the development of the overnight HVaR under a
99 percent confidence level and a one-day horizon versus actual and hypothetical daily trading profits and losses. In calculation of the hypothetical daily profit and loss, the trading position is kept constant and only the market movement is taken into account. The overnight HVaR is presented for the ING trading portfolio for 2025.

EU MR4. Consolidated trading VaR ING Bank
in EUR million
The risk figures shown in the backtesting graph above and in the following table relate to all trading books that use the internal model approach.

1d VaR for internal model approach trading portfolios
in EUR million	Minimum		Maximum		Average		Year end
	2025	2024	2025	2024	2025	2024	2025	2024
Interest rate [1]	6	6	23	17	10	12	6	11
Equity and commodity	4	2	9	7	7	4	6	6
Foreign exchange	2	1	6	14	3	3	4	2
Credit spread	2	2	6	12	3	4	2	3
Diversification [2]					-9	-7	-8	-6
Total VaR [2]	10	7	19	21	14	15	11	16
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
Average 1D/10D HVaR, SVaR, and IRC over 2025 has decreased compared to 2024, resulting in a decrease in overall capital for 2025. The overall average has decreased in 2025 for all trading portfolios, mainly due to an increase in diversification, despite high volatility due to the ongoing geopolitical tensions and increased trade frictions.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	195
ING does not calculate comprehensive risk capital charge and therefore it appears as n/a in the table below.

EU MR3: internal model approach values for trading portfolios
in EUR million	2025	2024
VaR (10 day 99%)
1 Maximum value	59	73
2 Average value	41	48
3 Minimum value	29	29
4 Period end	33	47
Stressed VaR (10 day 99%)
5 Maximum value	149	175
6 Average value	90	109
7 Minimum value	47	56
8 Period end	51	98
Incremental risk charge (99.9%)
9 Maximum value	288	232
10 Average value	144	125
11 Minimum value	46	64
12 Period end	144	100
Comprehensive risk capital charge (99.9%)
13 Maximum value	n/a	n/a
14 Average value	n/a	n/a
15 Minimum value	n/a	n/a
16 Period end	n/a	n/a
Sensitivities (*)
As part of the risk monitoring framework, TRM actively monitors the sensitivities of the trading portfolios. Sensitivities measure the impact of movements in individual market risk factors (foreign exchange rates, interest rates, credit spreads, equity and commodity prices) on profit and loss results of the trading positions and portfolios.
The following tables show the five largest trading positions in terms of sensitivities to foreign exchange, interest rate, and credit spread risk factor movements. These largest exposures also reflect concentrations of risk in
FX risk per currency, interest rate risk per currency, and credit spread risk per country, rating, and sector. Due to the nature of the trading portfolios, positions in the portfolios can change significantly from day to day, and sensitivities of the portfolios can change daily accordingly.

Most important foreign exchange year-end trading positions (*)
in EUR million	2025		2024
Foreign exchange		Foreign exchange
US Dollar	-260	US Dollar	-93
Turkish Lira	229	Turkish Lira	84
Chinese Yuan	88	Korean Won	62
Japanese Yen	-49	Japanese Yen	61
Romanian Leu	42	Chinese Yuan	-37

Most important interest rate and credit spread sensitivities at year-end (*)
in EUR thousand	2025		2024
Interest rate (BPV) [1]		Interest rate (BPV) [1]
Euro	-312	Euro	-799
US Dollar	-161	US Dollar	-198
British Pound	-133	British Pound	-189
Japanese Yen	133	Korean Won	-54
Philippine Peso	-98	Philippine Peso	-54

Credit spread (CSO1) [2]		Credit spread (CSO1) [2]
France	178	United States	193
United Kingdom	111	Netherlands	-165
Netherlands	75	France	-113
Indonesia	-63	Poland	69
South Korea	63	Germany	49
1.Basis point value (BPV) measures the impact on value of a one basis point increase in interest rates.
2.Credit spread sensitivity (CS01) measures the impact on value of a one basis point increase in credit spreads. Exposures to supranational institutions are not assigned to a specific country.

Credit spread sensitivities per risk class and sector at year-end (*)
	2025		2024
in EUR thousand	Corporate	Financial institutions	Corporate	Financial institutions
Credit spread (CSO1) [1]
Risk classes
1 (AAA)	-2	-19	-2	-118
2–4 (AA)	26	-13	-44	-27
5–7 (A)	64	-37	49	-246
8–10 (BBB)	191	-54	93	-76
11–13 (BB)	38	-14	38	-13
14–16 (B)	56	8	23	-12
17–22 (CCC and NPL)	6	4	4	2
Total	378	-124	162	-489
[1]Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	196
Internal model approach
Market risk regulatory capital has decreased during 2025 compared to
2024. This mainly reflect lower interest rate positions during 2025, as well as the reduced regulatory-driven capital multiplier.

EU MR2-A: Market risk under Internal Model Approach
in EUR million		2025		2024
		RWA	Total own funds requirements	RWA	Total own funds requirements
1	VaR (higher of values a and b)	1,521	122	1,964	157
(a)	Previous day’s VaR (VaRt-1)		33		49
(b)	Multiplication factor (mc) x average of previous 60 working days (VaRavg)		122		157
2	SVaR (higher of values a and b)	2,877	230	4,915	393
(a)	Latest available SVaR (SVaRt-1))		51		116
(b)	Multiplication factor (ms) x average of previous 60 working days (sVaRavg)		230		393
3	IRC (higher of values a and b)	2,014	161	1,457	117
(a)	Most recent IRC measure		144		116
(b)	12 weeks average IRC measure		161		117
4	Comprehensive risk measure (higher of values a, b and c)
(a)	Most recent risk measure of comprehensive risk measure
(b)	12 weeks average of comprehensive risk measure
(c)	Comprehensive risk measure - Floor
5	Other	582	47	340	27
6	Total	6,994	560	8,676	694

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	197
Standardised approach

EU MR1: market risk under standardised approach
in EUR million	2025	2024
	RWA	RWA
Outright products
1 Interest rate risk (general and specific)	92	31
2 Equity risk (general and specific)
3 Foreign exchange risk	4,968	4,374
4 Commodity risk
Options
5 Simplified approach
6 Delta-plus method
7 Scenario approach
8 Securitisation (specific risk)
9 Total	5,060	4,405
The MRWA under standardised approach have increased compared to
2024.
Market risk capital
Economic capital
Market risk economic capital (MREC) measures the capital ING must hold to protect itself against losses due to market risks. MREC covers the entire balance sheet of ING Group, and includes market risk sub-types such as:
interest rate and basis risk, credit spread risk, customer behaviour risk, FX risk, equity risk, and commodity risk.
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
Equity risk in banking book
Equity regulatory capital is included as part of Credit RWA as prescribed by regulations. As of January 2025, ING applies the Standardised Approach
(SA) for the calculation of Regulatory Capital as described in Capital
Requirements Regulation (CRR3) Art 133. Under CRR3 SA, the RWA amount is calculated by multiplying the risk weight with the exposure value (not tailored to a specific internal model). The capital requirement is 8 percent of the RWA value.
Trading book
ING has regulatory approval to use an internal model to determine the regulatory capital for the market risk in all trading books of ING. Market risk capital of trading books is calculated according to the CRR, using internal
HVaR, SVaR, and IRC models, where diversification is taken into account.
Collective investment undertakings (CIUs), cryptocurrency assets (Bitcoin
NDF) and asset-backed securities (ABS) exposures in trading books are calculated using the standardised approach with fixed risk weights. ING does not have a correlation trading portfolio in the trading book.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	198
Funding and liquidity risk
Introduction (*)
Funding and liquidity (F&L) risk is the risk that ING or one of its subsidiaries cannot meet their financial obligations upon their maturity date at a reasonable cost and in a timely manner. ING incorporates funding and liquidity risk management in its business strategy and has established a funding and liquidity risk framework to manage these risks within pre-
defined boundaries.
The following sections elaborate on the various elements of funding and liquidity risk:
▪Funding and liquidity risk framework;
▪Funding and liquidity risk management strategy and objectives;
▪Funding and liquidity adequacy and risk appetite;
▪Funding and liquidity risk indicators;
▪Liquidity stress testing; and
▪Contingency funding planning.
Funding and liquidity risk framework (*)
Macroeconomic and market environments are important considerations in
ING’s F&L framework. The macroeconomic environment is comprised of various exogenous factors over which ING has no control, but which may have a material impact on ING’s F&L position. Exogenous factors analysed on a regular basis include:
▪performance of global and local macroeconomic indicators, e.g. shifts in gross domestic product, inflation rates, unemployment rates, and public deficit/surplus;
▪developments and risks arising from geopolitical tensions and trends;
▪monetary policy with a focus on the alternative monetary measures employed by central banks in recent years as a result of the global energy crisis and periods of high inflation; and
▪regulatory requirements, e.g. understanding the changing regulatory landscape as well as the impact of ING’s actions on existing regulatory boundaries.
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
ING’s funding consists mainly of retail and corporate deposits contributing to 53 percent and 22 percent of total funding, respectively. These funding sources provide a stable funding base. The remainder of the required funding is attracted primarily through a combination of long-term and short-term professional funding. Group Treasury manages the professional funding in line with the F&L risk appetite with the aim of ensuring a sufficiently diversified and stable funding base.

Funding mix [1]
	2025	2024
Funding type
Customer deposits (private individuals)	53%	53%
Customer deposits (other)	22%	22%
Lending/repurchase agreements	5%	5%
Interbank	2%	2%
CD/CP	5%	5%
Long-term senior debt	11%	11%
Subordinated debt	2%	2%
Total	100%	100%
[1]Liabilities excluding trading securities and IFRS equity.
ING’s long-term professional funding is diversified across maturities and currencies. The main portion of long-term professional funding is euro and
US dollar denominated, which is in line with the currency composition of customer lending.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	199

ING Group long-term debt maturity profile by currency at year-end 2025 [1]
in EUR billion (nominal amounts)	2026	2027	2028	2029	2030	2031	Beyond 2031	Total
Currency
EUR	7.7	7.0	10.7	10.3	11.7	7.2	29.3	84.0
USD	1.1	4.2	2.6	2.4	1.6	1.0	7.9	20.7
Other	2.2	1.7	2.4	2.7	1.5	0.4	3.6	14.3
Total	10.9	12.9	15.7	15.3	14.8	8.6	40.8	119.0
1Amounts adjusted to exclude Tier 1 instruments.

ING Group long-term debt maturity profile by currency at year-end 2024 [1]
in EUR billion (nominal amounts)	2025	2026	2027	2028	2029	2030	Beyond 2030	Total
Currency
EUR	4.7	9.2	7.1	9.7	10.3	10.6	27.0	78.6
USD	0.3	3.9	4.8	3.3	1.4	1.5	7.5	22.8
Other	1.2	2.7	1.7	1.8	2.6	0.2	3.1	13.3
Total	6.2	15.8	13.6	14.8	14.3	12.4	37.6	114.7
1Amounts adjusted to exclude Tier 1 instruments.
Funding and liquidity adequacy and risk appetite (*)
ING identifies key drivers of short-term and future liquidity and funding needs on an ongoing basis through the periodic risk-identification process.
Taking into consideration the identified risk drivers, ING regularly assesses its current and future liquidity adequacy and, if deemed necessary, takes action to further improve ING’s liquidity position and maintain sufficient counterbalancing capacity. A Liquidity Adequacy Statement is formulated on a regular basis to substantiate and reflect the management view on the current funding and liquidity position as well as the potential future challenges. The Liquidity Adequacy Statement is an important part of
ING’s Internal Liquidity Adequacy Assessment Process (ILAAP).
Additionally, ING completes ad-hoc funding and liquidity assessments if deemed necessary.
ING assesses its F&L adequacy through three lenses – stress, economic, and normative:
▪Through the stress lens, ING evaluates its ability to withstand periods of prolonged F&L stress for both normative and economic requirements.
Limits under idiosyncratic, market-related, combined idiosyncratic and market-related, and climate risk scenarios, which lead to customer deposit outflows, deterioration of access to funding markets, and lower liquidity value of counterbalancing capacity are evaluated.
▪Through the economic lens, ING assesses the extent to which its customers, professional counterparties, and investors are comfortable to provide deposits and funding in the tenors, currencies, and instruments necessary to sustainably fund the business (intraday, short-term, and long-term) in a going-concern situation.
▪Through the normative lens, ING ascertains that the bank is in the position to meet current and future domestic and host regulatory
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
(LCR) and the net stable funding ratio (NSFR) regulatory metrics are monitored in terms of both ING’s risk appetite and normative requirements.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	200
Funding and liquidity risk indicators

ING Group liquidity risk indicators
	2025	2024
Liquidity buffer (in € billion) [1]	328.4	338.6
LCR [2]	140%	143%
NSFR [3]	128%	133%
Asset encumbrance (AE) [4]	18%	19%
Survival period (severe stress) [5]	>12 months	>12 months
1Consolidated Liquidity Buffer is reflected as a fixed point in time.
2Consolidated LCR is based on a 12-month rolling average.
3Consolidated NSFR is reflected as a fixed point in time.
4Consolidated AE is reflected as a median of the end-of period values for each of the four quarters of the reporting year.
5Consolidated Survival period after management actions.
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
Liquidity stress testing (*)
Funding and liquidity stress testing forms part of the overall F&L framework. It allows ING to examine the effects of exceptional but plausible future events on ING’s funding and liquidity position and provides insight into which entities, business lines, or portfolios are vulnerable to which types of risk drivers or scenarios.
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
▪Risk Appetite Framework (through risk appetite statements);
▪Risk identification and assessment;
▪Monitoring of the liquidity and funding position;
▪Business actions (if needed);
▪Contingency funding plan; and
▪Early-warning indicators.
The funding and liquidity stress-testing framework is also subject to regular internal validation by model validation.
In line with supervisory expectations, ING’s liquidity position is stress tested on (at minimum) a monthly basis using scenarios that form part of the
F&L risk appetite statement. The results of all internal stress scenarios are monitored and assessed on a monthly basis. In addition, ad-hoc scenarios based on current economic and market developments are run to determine their potential impacts on the funding and liquidity position of
ING.  In 2025, this included stress-test scenarios assessing the impact of a shutdown of US short- and long-term funding markets and FX markets.
The internal stress scenarios and their corresponding results serve as input in the decision on holding additional contingency measures.
Contingency funding planning (*)
ING’s contingent F&L risks are addressed in its Contingency Capital and
Funding Plan (CCFP). The objectives of the CCFP include:
▪Establishment of a monitoring framework to detect approaching contingent events as well as their impact on ING’s F&L position;
▪Provision of a plan for responding to various and increasing levels of a bank’s liquidity and capital shortfall under adverse and stressed conditions;
▪Designation of management responsibilities, crisis communication methods and channels, and reporting requirements;
▪Identification of contingent capital and liquidity sources under escalating adverse and stressed conditions; and
▪Description of the steps needed to ensure the bank’s capital and liquidity sources are sufficient to fund scheduled operating requirements and meet the institution’s commitments, with minimal costs and disruption.
The contingency funding measures are developed in conjunction with the
ING Recovery Plan and are reviewed and tested on a regular basis.
1 In line with the European Central Bank (ECB) guide on climate-related and environmental risks.
2 As per the ING Group Risk Identification and Risk Assessment Procedure for ICLAAP purposes.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	201
Environmental, social and governance (ESG) risk
Introduction
ESG risk is defined as any negative financial and/or non-financial impact on ING due to the present or future impact to/dependencies from factors on and stemming from ING’s full value chain.
ESG risk is not an independent risk category/risk type but rather a set of drivers1 affecting the likelihood and severity of existing risk categories/risk types. ESG risk is an overarching set of risk drivers affecting:
▪Financial risks: credit risk, market risk, funding and liquidity risk;
▪Non-financial risks and compliance risk; and
▪Other overarching risks: model risk and business and strategy risk.
The risk drivers2 are defined as risk events that lead to an impact on ING’s financial solvency or funding and liquidity position via the above-
mentioned risk types. Our comprehensive approach ensures we integrate
ESG considerations into our risk management practices, aligning with our commitment to sustainable growth and resilience.

Definitions

ESG factors
ESG factors are defined as environmental, social or governance matters that may have a positive or negative impact on the non-financial/financial performance or solvency of an entity, sovereign, or individual. ING's ESG taxonomy of ESG factors are defined through the consideration of the CSRD and EUT.

Environment ▪Climate-change adaptation ▪Climate-change mitigation ▪Pollution ▪Water & marine resources ▪Circular economy ▪Biodiversity and ecosystems		Social ▪Own workforce and workers in the value chain ▪Customers ▪Communities		Governance ▪Business conduct

Value chain
Value chain is a concept derived from CSRD Annex II as 'the full range of activities, resources and relationships related to the business model(s) of the undertaking and the external environment in which it operates'. For ING, the concept of the value chain defines the scope of the ESG risk management lifecycle.

Supply chain	Own operations	Wholesale Banking	Business Banking	Private Individuals & Private Banking	Treasury & other investments

Double materiality
ING must identify both actual and potential:
▪impacts on people and the environment (impact materiality, inside-out); as well as
▪sustainability matters that  impact ING's financial positions (financial materiality, outside-in).
Impact materiality and financial materiality assessments are interrelated, as financial materiality may stem from negative impact, dependency on resources and context analysis. ING defines material ESG factor per value chain for both impact and financial materiality.

1Important ESG factors are determined on a case by case basis and consider international standards such as the OECD Guidelines for Multinational Enterprises on responsible business conduct and the UNGPs on Business and Human Rights.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	202
The ESG risk framework
The ESG risk framework provides a definition of ESG risk, the governance structure supporting the management of ESG risk, and an overview of the various roles and responsibilities related to ESG risk. The framework assists in managing ESG risk effectively through the application of the risk management process at various levels of the organisation. The framework integrates governance components, including the three lines of defence, defined organisational responsibilities, and ESG oversight bodies, and is underpinned by a continuous ESG Risk Management Cycle (aligned with the Risk Management Cycle) encompassing identification, assessment, mitigation, reporting, and monitoring, as described in detail below.
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
▪Supervisory Board ESG Committee (SB-ESG): The ESG Committee assists the SB by generally monitoring and advising on relevant ESG
developments.
▪Executive Board (EB) and Management Board Banking (MBB): ING’s EB/
MBB has overall responsibility for the ESG risk framework and is accountable for having it implemented and embedded.
▪The key risk committees: Acting within delegated authorities granted by the MBB, support on implementation and execution of the controls mitigating material ESG risks.
▪ESG Risk Committee (ERC): A standing committee that receives its mandate from the MBB, and is responsible for the approval of ESG risk procedures and mandatory instructions as well as its rollout in the different impacted functions. In addition, it advises MBB and MBB-
delegated committees on the implementation and execution of the controls mitigating material ESG risk.
Organisational bodies
Management of ESG risk is embedded within all material risk types across the three lines of defence. Within the CRO domain, ESG risk governance is embedded into the existing global risk governance framework. It aligns with the structures that steer risk categories and types globally.
The global ESG Risk department’s role is to ensure that all risk functions incorporate ESG considerations into their processes, while the local (ESG)
risk functions are responsible for the local adoption of the global policies, methodologies and instructions issued by the global ESG Risk department.
Managing ESG risk
The primary concern relates to the long-term impact on credit quality and income, rather than immediate solvency. Climate and environmental-
related risks may increase the risk of borrower default and reduce income from vulnerable sectors. The focus is on managing underlying risks by increasing risk management intensity. The ESG risk framework assists in managing ESG risk effectively through the application of the risk management process at varying levels of the organisation. The risk cycle describes the processes by which ING can identify, assess, mitigate, monitor, and report ESG risk integrated within the existing risk types.
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
Risk assessment
ESG metrics are defined and assessed against predetermined thresholds to determine materiality. The outcome of the double materiality assessment
(DMA) defines the way ESG risk is adopted in the business strategy and the risk management of each risk category/risk type to be mitigated. In addition to the results of the DMA, ING considers some ESG factors to be important1 for the risk assessment and due-diligence processes that follow.
1Material with reputational risk

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	203

	Transmission channels	Material: Financial & non-financial risks[1]
E1: Climate change; E4: Biodiversity and ecosystems

Business
▪Property damage & Business disruption
▪Stranded assets & New capital expenditure
Households
▪Loss of income
▪Property damage
Macro economy
▪Shifts in prices
▪Productivity changes
▪Labour market frictions
		Risk category	Short term	Medium-long term
		Credit risk	E1, E4	E1, E4

		Compliance risk	S1, S4, G1	E1, E4, S1, S4, G1

		Market risk	In scope of the assessment, no material risks identified

Liquidity risk

		Non financial risk	S1	S1

		Business risk	E1 (climate change mitigation)	E1 (climate change mitigation)

S1: Own workforce; S4: Consumers and end-users	Social and governance ▪Negative customer and investor preference ▪Legal liability for damages caused and loss of customer preference ▪Negative impact on workforce

G1: Business conduct
The above visualisation and the following paragraphs illustrate the mapping of ESG risk drivers to financial and non-financial risks across different time horizons.
▪Credit risk
–Climate transition risk: ING has credit exposure to clients whose business models may be more vulnerable to climate transition risks, potentially resulting in business disruption and reduced earnings, which could impair their ability to repay loans or meet other financial obligations. In addition, adverse climate conditions may lead to depreciation in the value of collateral.
•Entities may be affected by increased operating costs and
reduced revenue due to fines, taxes and adaptation costs which, in turn, might decrease clients' affordability and ability to repay, thus increasing PDs.
•The transition to environmentally sustainable economies might make carbon intensive assets in ING’s lending portfolio more vulnerable to disinvestment and demand – leading to potential write-offs, stranded assets, early retirement of assets (based on carbon profiling/intensity) and a decrease in the collateral value for brown assets. This in turn might result in higher loan to values (LTVs) and LGDs.
–Climate physical risk: Climate-related physical impacts can lead to significant losses, unexpected expenses, and reduced income and profits for borrowers. This may impair their ability to repay loans, thereby increasing credit risk for ING. Additionally, the frequency and intensity of extreme events can affect the value of real estate or other collateral, altering the relationship between the loan and the asset’s value.
•Acute and chronic risks can negatively impact cash flows of affected entities: 1) as damaged physical capital might generate less income, 2) operational disruptions might lead to decreased productivity and increased operational costs and 3) increased insurance premiums. This might decrease clients’ affordability and ability to repay debt and therefore increase PDs. For
sovereign and municipal exposures, the income effects from
physical risk events may primarily arise through lower tax

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	204
revenues and higher spending channels to compensate for
negative impacts and adaptation costs.
•Write-offs, asset devaluation and early retirement of existing assets due to acute events decrease the value of collateral and have a negative impact on LTVs, and therefore LGDs.
–Biodiversity and ecosystems (impact on species):    The negative
impact on biodiversity, which can result in a demise in natural resources, can disrupt clients’ operations, leading to financial losses.
Financial losses can also occur due to reputational damage. This may leave them unable to repay loans or meet their obligations on other financial transactions at the same time as reducing the value of the business.
▪Compliance risk
–Climate transition risk:  Assuming that regulation in Europe will continue to increase in the coming years and decades, the inherent risk may rise accordingly. These risks are expected to become more pronounced in the medium and long term, driven by increased
regulatory expectations and stronger embedding in the prudential framework.
Business Conduct:  Financial loss, regulatory fines, and reputational damage resulting from infringements of our corporate culture, potential instances of bribery and corruption, and failure to protect whistleblowers.
–Consumers and end-users:    materialisation of negative impact
due to not providing access to quality information on transition and physical risks. Also includes privacy risk when failing to protect our customers’ data.
–Own workforce:  privacy risk linked to data protection of our own employees.
Non-financial risk
▪Own workforce:  due to People Risk and/or Employment & Practice Risk
(EPR), regarding the employment and inclusion of persons with disabilities and from diverse background. Moreover, EPR due to significant concerns raised on violence & harassment in the workplace.
▪Business and strategy risk
–Climate transition risk:  High transition risk may materialise if ING’s clients are unable to adapt their business models in line with climate regulation. In such cases, increasing carbon costs,
regulatory restrictions, or declining market demand can weaken clients’ profitability and balance‑sheet strength. This may translate into reduced lending opportunities, ultimately affecting future income generation.
Failing to meet the commitments made can result into a loss of trust among ING’s customers and stakeholders, which can result in customers choosing to take their business elsewhere. ING may therefore face increased costs related to customer acquisition and retention efforts, ultimately affecting profitability.
Measurement methodologies and impact
ING measures its exposure to ESG risks by assessing risks through risk quantification methodologies and tools. The methodologies take into account qualitative and quantitative criteria, different time horizons, and scenario analysis and stress testing,supporting an assessment of the organisation’s resiliency under various climate and ESG‑related conditions..
Quantification leverages on top-down and bottom-up approaches, when applicable.
▪Physical risk tool:  ING has developed a tool to measure and assign a level of physical risk for four chronic and nine acute physical risks across the short, medium, and long term for portfolios and geographies in which ING operates. This range of hazards is recognised under EU
Taxonomy. The thorough selection of hazards means this tool caters for broad, continent-spanning risks as well as local and nuanced ones.
The tool has been developed using physical risk maps obtained and recognised by academically reputable sources.
▪Transition risk scorecard    is used by ING to quantify transition risk
with a scorecard approach at client level. Methodology helps to identify the pool of high-risk clients within specific sectors, in order to subsequently manage these high-risk subsegments, taking into account ING’s public commitments and sector-specific climate strategies (Terra approach). This pool of high-risk clients is subsequently managed via the climate risk-appetite setting.
▪ESG risk-assessment tool:    For WB, ING has developed an ESG risk-
assessment approach which considers the (climate and)
environmental, social and governance risk factors, negative impacts and dependencies of our WB customers, and fully integrates the previous ESR framework, which is now embedded under the umbrella of the new ESG Risk Framework. Tooling was developed to support the implementation of the assessment approach in the credit granting process. Depending on the ESG risk-assessment outcome and the impact on financial risks, addition mitigation might be required and factored in as one factor for the broader credit risk assessment.
▪Climate Stress Test and Resilience Analyses:    ING continues
enhancing its climate stress-testing methodology to assess the impact of climate risks on corporate and mortgage exposures from a credit risk perspective under different climate scenarios.The methodology for short/medium-term stress test (referred to as Climate Stress Test or
CST) builds on existing stress test methodology (e.g., ICAAP, EBA), while a dedicated long-term methodology has been developed (referred to as Climate Resilience Analysis or CRA) to assess the impact on provisions under various scenarios and portfolio assumptions.
For both CST and CRA, dedicated climate scenarios are used, developed using NGFS short-term and long-term (Phase V) scenario publications as foundational inputs. These scenarios cover different narratives and explore the impact of 1) a baseline/continuation of current policies scenario, 2) a
Net-Zero smooth transition scenario, 3) a delayed and abrupt transition scenario, 4) a low transition risk but high physical risk scenario. These scenarios influence macro-economic variables projections (e.g. GDP, unemployment rate, house prices, etc.) which, in turn, determine the forecast of the main credit risk parameters (e.g. risk migrations, PDs, LGDs etc.). This is referred to as the "macro" transmission channel.
In addition, dedicated climate overlays are incorporated to account for the impact of transition, physical and nature risk on a more granular level. This is referred to as the "micro" transmission channel.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	205
For mortgages transition risk is modelled by estimating the relationship between household income and probability of default (PD), factoring in rising carbon prices, energy costs, and renovation expenses required for low energy label properties. A PD multiplier is then derived per portfolio, per energy performance certificates (EPC) levels. Physical risk is assessed using ING’s in-house Physical Risk Tool, which combines hazard maps and property-level exposure data to estimate expected losses. LGD is adjusted based on modelled damage functions and loss estimates of material
Physical Risk.
For corporates, the dedicated overlays are implemented in the form of PD multipliers across 16 NACE sectors. These multipliers are derived using
ING’s EEST (Environmental Elasticity Scenario Tool) which assesses the impact of transition, physical and nature risk shocks on the market price and volume per sector, and subsequently the impact of these shocks on the counterparty’s financial position. The resulting financial stress is then reflected in PDs.
The long‑term analysis informs the resilience of the bank’s business model.
ING’s proactive portfolio steering, sector‑specific transition engagement, and transaction‑level risk‑management measures collectively enhance the bank’s capacity to navigate increasing climate pressures and preserve its business resilience over time.
Risk mitigation
The mitigation of the identified risks in line with the risk appetite can be performed through several risk mitigating strategies, such as reducing the risk level, avoiding risk, accepting risk, or transferring the risk. The measures are embedded as part of the updates of the existing policies and procedures in the different risk categories/risk types in order to mitigate
ESG risks with a material financial impact. Mitigation activities can be performed at a process, product, portfolio, client, or transaction level and include, but are not limited to:
▪engaging with high ESG risk counterparties to understand and support their mitigation plans;
▪setting RAS to limit the level of acceptable risks;
▪incorporating ESG risks in the collateral valuation process; and
▪ensuring appropriate business continuity plans and insurance are in place to reduce the impact of more frequent and severe ESG events for
ING’s value chain.
Risk monitoring, reporting and disclosures
ING aims to provide regular and transparent ESG reports and regulatory disclosures to ensure the management body and all relevant units in ING receive ESG risk information in a timely, accurate, concise, clear and meaningful manner. These reports cover the identification, assessment, measurement, monitoring, and management of ESG risks.
The ESG risk dashboard consists of comprehensive and integrated ESG risk-
related, financial and non-financial information on business activities and own operations, summarising the following:
▪Results of the double materiality assessment, detailing negative impacts, financial and non-financial materiality for each value chain segment;
▪ING key climate risk indicators for material ESG risks across value chain segments. The depth of reporting is informed by the materiality assessments performed; and
▪The outcome of the latest climate stress-testing assessment.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	206
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
Non-financial risk management
Risk categories
ING categorises non-financial risks in the following 10 areas:
▪Compliance risk is the risk of personal harm, financial loss, regulatory fines, litigation, business disruption and/or reputational damage due to impairment of ING Group’s integrity caused by a failure (or perceived failure) to comply with applicable external laws, regulations and market standards, societal expectations and internal ING rules.
▪Information (technology) risk is the risk of financial loss, regulatory fines, litigation, business disruption and/or reputational damage, breach of confidentiality, failure of integrity of systems and information, inappropriateness or unavailability of systems and information or inability to change information technology (IT) within a reasonable timeframe and with reasonable costs when the
environment or business requirements change (i.e. agility). This includes security risks resulting from inadequate or failed internal processes or external events including cyberattacks or inadequate physical security.
▪Operational resilience/business continuity risk is the risk of financial loss, regulatory fines, litigation, business disruption, and/or reputational damage due to the organisation’s inability to deliver its Critical Business
Services within their impact tolerance levels, and to respond and recover from severe disruption or crisis within predefined time frames, service levels, and capacity.
▪Control risk is the risk of financial loss, regulatory fines, litigation, business disruption, and/or reputational damage due to not complying with controls set through governance procedures and/or project management methods, caused by improper or insufficient monitoring
(testing) of entities or activities. The key components of Control Risk include Third and Intragroup Party Risk (TIPM) and Model Risk.
▪Processing risk is the risk of financial loss, regulatory fines, litigation, business disruption and/or reputational damage due to unintentional
(human) error during (transaction) processing, or due to data issues
(including inadequate data governance, poor data quality, data not available for use, or data architectures not supporting business needs for data aggregation/consumption or reporting).
▪Unauthorised activity risk is the risk of financial loss, regulatory fines, litigation, business disruptions and/or reputational damage due to unauthorised employee activities, approvals, or overstepping of authority that breach delegated mandates without constituting fraud.
▪Personal and physical security risk is the risk of financial loss, regulatory fines, litigation, business disruption, and/or reputational damage due to criminal and environmental threats that might
endanger the security or safety of ING personnel at work, people in ING locations, ING assets or assets entrusted to ING, people at ING event locations, or might impact the organisation’s confidentiality, integrity, or availability.
▪Employment practice risk is the risk of financial loss, regulatory fines, litigation, business disruptions and/or reputational damage due to breaches of employment, health, and/or safety laws, regulations or agreements from payment of personal injury claims, from diversity/
discrimination events, unsafe physical and psychosocial working conditions, or from the unavailability of staff.
Fraud Risk consists of two risk areas:
▪Internal fraud risk is the risk of financial loss, regulatory fines, litigation, business disruption, and/or reputational damage due to acts of fraud performed by or in collusion with an ING employee.
▪External fraud risk is the risk of financial loss, regulatory fines, litigation, business disruption, and/or reputational damage due to acts of fraud or scams by individuals, and/or parties excluding ING staff (and ING contractors).
In line with ING’s sustainability strategy and regulatory requirements relating to ESG Risk Management, the NFR Framework has been updated to ensure ESG Risk is properly embedded in our risk management cycle and material risk types in line with the overarching ESG Risk Management
Framework.
Risk appetite and tolerances
ING sets a Group-wide risk appetite for non-financial risks, supported by quantitative and qualitative tolerances. Tolerances are cascaded to business lines and are calibrated to reflect our strategy, stakeholder expectations, and regulatory requirements. Performance against appetite is monitored through a suite of Key Risk Indicators and assessed quarterly by management committees, with breaches triggering predefined escalation and remediation. The Supervisory Board is informed of material movements relative to appetite through regular risk reporting.
Issue management and remediation
Issues arising from risk assessments, control testing, events, audits, and supervisory reviews are recorded in a central issue management system.
Each issue has a clearly defined owner, risk classification, target remediation date, and acceptance criteria. Progress is tracked through regular governance routines, and overdue items are periodically reported to senior management for follow-up. Closure is subject to evidence-based validation.
Measurement approach
As of 1 January 2025, following CRR3 regulation, ING is using the
Standardised Measurement Approach (SMA), a non-model-based formula to calculate regulatory operational risk capital. An internal Operational Risk
Economic Capital (OREC) model is used for economic capital and stress testing purposes (Pillar II). The OREC model estimates the economic capital required to cover potential losses arising from various non-financial risks within ING. The OREC model involves the use of historical internal and external losses together with forward-looking and expert-driven loss estimates to arrive at bank-level loss distribution. The outcomes of the
OREC model are reported quarterly.
Main developments in 2025
The external environment continues to present significant uncertainty and complexity. Geopolitical tensions and regulatory divergence across

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	207
jurisdictions create challenges for global operations. These dynamics may increase exposure to non-financial risks, requiring ongoing enhancement of risk mitigation measures and capabilities. At the same time, evolving consumer expectations and strengthened consumer protection
regulations are likely to raise the standards for secure and resilient banking operations. ING is continuously working to further mature its risk management practices, ensuring continued readiness and resilience in this changing landscape.
Continuity Risk
Providing safe, secure, and seamless services for our customers is central to ING’s strategy as we focus on providing superior value to our customers.
Operational and IT Resilience measures are key in preventing disruptions and ensuring a quick recovery when disruptions do occur. During 2025, ING has further strengthened the implementation of the Operational Resilience framework in the organisation. The framework aims at safeguarding the resilience of our most critical business services and the related processes and systems, facilities, people, data, and third- and intragroup services. As an example, more real-life simulations of outages are performed to test the resilience of our critical business services under severe stress scenarios, including the effectiveness of anticipated contingency measures. The bank continues to strengthen the framework, including measures related to concentration risk and the oversight of material subcontractors in outsourcing. Strengthening our Operational Resilience is a multi‑year journey and a lot of progress has already been made. Over the coming period, we will further enhance areas such as supplier concentration risk management, oversight of material sub‑contractors, and the scope and realism of our outage simulations.
Information (Technology) Risk
The mission of Information (Technology) Risk, together with the IT organisation, is to help ING stay safe and secure by preventing and mitigating unauthorised access to systems and safeguarding the confidentiality, integrity, and availability of the data within them. To deliver on this mission, we are continuously strengthening and maturing our joint framework, ensuring it is equipped to adapt to emerging risks.
These risks arise from new or changing regulations (such as the EU
Artificial Intelligence Act (AI Act) and Payment Services Directive 3 (PSD3)),
rapidly shifting threat landscapes (e.g., AI-enabled attacks, QR-code phishing, quantum-related risks), ongoing digitalisation of value chains, adoption of new technologies and digital products, and geopolitical developments. To keep ahead, ING implemented further enhancements in measuring and reporting on IT risks in 2025, which will continue in 2026.
The overall cybersecurity maturity increased, due to in particular to significant progress in the area of Identity & Access Management (IAM). IT
Resilience remains a key focus to prevent and mitigate disruption of services and data. This is done by further developing capabilities to recover from large-scale ransomware events and by enhancing failover and recovery of global, shared systems, supported by the Global Infrastructure organisation and the Chief Information Security Office (CISO). In 2025, ING
continued to develop, improve, and test these capabilities. Since the external cyber threat landscape is evolving quickly, which demands continuous improvement for the coming years.
Fraud Risk
In 2025, ING reinforced its commitment to fraud resilience, focusing on early detection, smarter prevention, and stronger governance. Our global strategy is designed to prevent and reduce fraud-related losses and provide customers with tools to recognise and avoid fraud, like the ‘check the call’ feature.
Increasing complexity and rising volumes of fraud, driven by technological developments such as AI-enabled schemes, are already evident.
Capabilities are enhanced through predictive analytics, extended reporting, and cross-market alignment via the Global Fraud Target
Operating Model. These efforts ensure consistent execution and continuous improvement across countries. Collaboration remains central to our approach. ING works closely with industry peers, regulators, and law enforcement to address fraud as a societal challenge.
Personal & Physical Security Risk
In 2025, the complex geopolitical situation continued to pose significant threats to the safety and security of ING’s assets and employees (e.g. wars in Ukraine and the Middle East, hybrid warfare, and unstable political environments). ING is monitoring these geopolitical risks closely, and security measures and procedures are being implemented to mitigate both current and potential impacts on ING’s assets and staff.
Rising activist actions, political extremism, and social polarisation are creating an increasingly volatile threat landscape, heightening uncertainty for ING and its operations. These risks require specific actions to protect assets and people from security threats and disruptive movements, including heightened vigilance and proactive coordination with authorities.
To strengthen and accelerate response capabilities, a dedicated global first-line Safety and Security department was established in 2025.
Data risk management
At ING, managing Data Risk is about having the right data of good quality readily available for business or regulatory purposes, in a secure and compliant way. As emerging technologies such as AI continue to evolve and data volumes expand at a rapid pace, our primary objectives are to address data-related regulatory obligations, manage risks associated with data-driven technologies like AI, and ensure ongoing alignment with societal expectations. ING has set up clear governance and initiatives to ensure the ethical handling of data, and to integrate regulatory requirements (e.g. EU AI Act, BCBS239) in its policies and way of working.
ING’s data strategy is making steady progress, strengthening data quality and data governance, and supporting clear accountability across the organisation. Data Risk Management is applied to the data strategy to oversee and anticipate business expectations (incl. regulatory requirements), to measure (e.g. via KRIs) against our defined risk appetite statement, as well as to monitor the status of regulatory programmes
(e.g. BCBS239). Since the Data Risk landscape is evolving rapidly, ING will continue to enhance Data Risk Management. In the coming years ING will invest in data literacy, scaling data capabilities, tooling and strengthening governance for data and AI-driven technologies.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	208
Compliance risk
Introduction
ING aims to conduct its business activities in compliance with applicable internal rules (including ING’s risk appetite statements) and external laws and regulations, whilst also taking societal expectations into consideration.
Compliance risk is defined as the risk of personal harm, financial loss, regulatory fines, litigation, business disruption and/or reputational damage due to the impairment of ING Group’s integrity caused by a failure (or perceived failure) to comply with applicable external laws, regulations and market standards, societal expectations and internal ING rules.
Within ING, we apply the following compliance risk categories:
▪Financial crime risk refers to the risk of the bank’s products and services being abused for illicit purposes, generating, facilitating or disguising financial and/or economic crimes (FEC).
▪Conduct risk refers to compliance risk arising from (the perception of)
breaching our obligations towards customers and/or other parties, including inappropriate market conduct.
▪Data protection (personal data protection, data retention) risk refers to the personal data protection risk of financial loss (regulatory fines, reputational damage) due to not protecting the personal data rights of individuals as required, and as to data retention risk, to having the records being destroyed too soon or retained too long.
The Compliance organisation has the mission to drive compliance risk management by desire and design throughout the organisation.
Compliance’s primary role is advising, challenging, and overseeing the first line of defence in how they manage compliance risks, as well as raising awareness and stimulating a sound compliance risk culture.
Training and awareness
At ING we believe all our people play a role in protecting our customers, the bank and, through that, society too. A sound risk culture is promoted by empowering our employees with the skills and knowledge they need to manage compliance risks. In 2025, we continued to train our people with mandatory trainings on financial crime, conduct and data protection.
Senior Management (MBB and SB) are trained on various compliance risk topics based on a multi-year training plan.
Financial crime and fraud prevention
Financial Crime and Fraud Prevention (FCFP) in the first line of defence and
Financial Crime Compliance (FCC) in the second line of defence continue to jointly play a major role in our aim to make sure we only engage and do business with people and entities that meet regulatory requirements.
Knowing who we do business with is vital to keeping ING safe, secure, and compliant. As part of our ongoing anti-money laundering efforts, we continuously assess relationships with both new and existing customers, monitor and screen transactions to fulfill our regulatory and reporting obligations, whilst ensuring unusual and/or potentially suspicious transactions are reviewed/investigated. Where applicable, we report these to the relevant authorities.
Financial crime risk management
The day-to-day responsibility for the oversight of ING’s compliance with our legal and regulatory obligations, in relation to financial crime risks, sits with the global head of Financial Crime Compliance, who reports to ING’s
CCO, with oversight by the CRO. As a global financial institution combatting financial crime, and to comply with anti-money laundering and counter-
terrorism financing (AML/CTF) laws and regulations, we have established a reasonable and risk-based control framework to mitigate continuously evolving financial crime risk, and seek to provide useful information to relevant government agencies.
Operational effectiveness (OE)
ING’s global KYC policy and related control standards set the minimum requirements and control objectives for all ING entities to guard against involvement in financial crime activity, while reflecting relevant national and international laws, regulations, guidance documents, and guidelines from national, European and international authorities, (supra)national risk assessments, and industry standards. In 2025, our focus has shifted from foundational maturity to maintaining operational effectiveness, with oversight and challenge from the second line of defence. This evolution is supported by the completion of the multi-year KYC Enhancement
Programme, which strengthened our customer due diligence and transaction monitoring capabilities.
Evolving financial crime and regulatory landscape
Financial crime continues to evolve, whether through technology, new and sophisticated techniques used by criminals, or the results of geopolitical events. The widespread digitalisation of the economy and use of AI has led to a reshaping of the methods used to launder money and finance terrorism. Criminal groups have adopted and are misusing new technologies, AI, and anonymity-enhancing technologies, such as virtual currencies and mixers, to commit criminal activities.
In response to this and heightened supervisory expectations, so too has the regulatory environment evolved. The EU’s Anti-Money Laundering
Regulation (AMLR) and the establishment of the Anti-Money Laundering
Authority (AMLA) mark a significant step toward harmonised oversight across member states, with full implementation expected by 2027.
ING actively participates in industry consultations and regulatory dialogues to shape these frameworks, while embedding operational effectiveness and advanced analytics into KYC and transaction monitoring processes. These developments reflect ING’s strategic ambition to safeguard the integrity of the financial system and strengthen resilience against financial crime risks. In addition, we are committed to a risk-based approach (RBA), ensuring resources are focused on higher-risk areas while maintaining compliance with evolving global standards. This is underpinned by investment in data-driven, continuous risk assessment methodologies aimed at providing dynamic insights into emerging threats and enabling proactive risk mitigation strategies.
These innovative technological capabilities enhance our cooperation with law-enforcement agencies, industry bodies and regulators, and further development of intelligence and data-led collaborative solutions to detect and disrupt financial crime. In this context, this may at times include sharing information within ING to manage our financial crime risk exposure, in line with General Data Protection Regulation requirements and local privacy laws and regulations.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	209
Bribery and corruption
Bribery and corruption undermine business confidence and corporate integrity, hinder fair business competition, and harm international trade.
Bribery and corruption risks are considered as part of our client and third-
party due diligence, and financial crime risk monitoring measures. This supports our zero-tolerance approach to bribery and corruption, which is also part of the governance elements of our sustainability objectives and a main principle in our Global Code of Conduct.
Customer tax compliance
Compliance with customer tax-related regulations and reporting obligations, under the Foreign Account Tax Compliance Act (FATCA), the
Common Reporting Standard (CRS), and Mandatory Disclosure Rules, aims to ensure that ING is not involved in facilitating tax-related financial crime, such as tax evasion and harmful aggressive tax-avoidance schemes, on behalf of its customers.
Sanctions
It is ING’s policy to take into consideration the applicable sanctions regimes as imposed by international authorities and by local mandatory sanctions law (as applicable). ING’s policy generally prohibits relationships or transactions involving sanctioned persons and entities or comprehensively sanctioned countries, territories and their governments. This sometimes also means that ING’s risk appetite may be stricter than legal obligations, and we may choose not to support certain customer relationships, business activities and transactions, even if permitted by law.
ING continuously monitors external developments to remain proactive to new sanctions packages or updates to existing sanctions packages.
Throughout 2025, geopolitical risk has grown (e.g. conflict in the Middle
East and the continuation of Russia’s invasion in Ukraine), and global sanctions regimes remained increasingly active, creating a complex regulatory and legislative environment. There has been an increasing focus on the potential circumvention of sanctions against Russia, and the roles of third countries and companies in facilitating any circumvention or undermining the sanctions’ measures. This has prompted a concerted effort by governments to impose pressure on companies operating in these jurisdictions, and to prevent sanctions measures being sidestepped by targeted Russian parties. ING’s sanctions programme is designed to comply with sanctions across the multiple jurisdictions in which ING has business operations.
Since February 2022, ING has taken measures to not engage in new business with and in Russia and follows an active de-risking approach. The approach aims to reduce ING’s overall exposure towards Russia, including measures to reduce operational risks and to further ringfence activities of
ING Bank (Eurasia) JSC. On 28 January 2025, ING announced the proposed sale of ING Bank (Eurasia) JSC to Global Development JSC. Completion of
the transaction is subject to various regulatory approvals. As of the date of this report and as announced in September 2025, the buyer has not received all necessary approvals yet. We continue working towards completing the transaction and our exit from the Russian market. In the meantime, we are in discussion with regulators on the conflicting regulatory requirements in various jurisdictions with respect to the activities of ING Bank (Eurasia) JSC.
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
Public-private partnerships
We continue to work with our peers, regulators and law enforcement in public-private partnerships (PPPs) in our major markets, and on an international level, by being part of existing PPPs and by initiating new partnerships, such as those with German stakeholders and counterparts.
We recognise that our risk management frameworks and controls benefit from having a direct dialogue with public partners as well as complementing our understanding of relevant and evolving financial crime threats and risks. Sharing and applying these insights across the organisation helps us move beyond technical regulatory compliance and enhances our ability to manage risks.
Conduct compliance and ethics
ING’s product governance and conduct compliance risk management amplify that we aim to act in the interest of our customers. Focus areas include customer protection and transparency (referred to as customer centricity), market conduct (including counteracting market manipulation and abuse), anti-competitive conduct, and management of conflicts of interest.
Customer centricity
Putting our customers at the heart of what we do continues to be reflected in ING’s Compliance framework around customer centricity. The Customer
Centricity Policy (CCP) sets central norms to meet customer needs on a continuous basis, from the creation of a product and throughout the full product lifecycle. In order to ensure the customer voice is reflected in the way we measure compliance with customer centricity norms, we developed a data driven approach to measure customer outcomes by combining customer experience-related data with control data, increasing our insight into trends and allowing business and Compliance to respond to potential customer harm at an early stage. In 2025, we have implemented the EU Accessibility Act setting the minimum norms for the accessibility of products and services.
ESG
In line with ING’s strategy to put sustainability at the heart of what we do, the ESG & Ethics team in Group Compliance aims to ensure a structural and embedded approach to ESG within Compliance. Material ESG-related topics are increasingly influenced by fast-moving regulatory changes, and rising stakeholder expectations. To proactively manage these risks, ING is strengthening its Compliance framework on several fronts. We are continuing to enhance controls to prevent greenwashing, aligning ESG commitments with evolving disclosure standards, and integrating physical and transition risks into customer-centricity assessments. As new regulations emerge, they are systematically incorporated into our compliance risk management framework.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	210
Speak up and ethics
ING wants to create, facilitate and maintain an environment in which employees feel encouraged and supported to speak up at all times.
Conduct ethics is about supporting and protecting our employees by means of (i) dealing with dilemmas; (ii) setting the right environment for ethical decisions and behaviours; and (iii) providing for an escalation/
reporting process in case of concerns, and ensuring fair consequence management. We rely on our Orange Code, containing the values and behaviours that guide us, the Global Code of Conduct that prevents and protects employees from behaving unethically, and the whistleblowing framework in case of concerns.
A new global platform that enables anonymous reporting has been implemented across the vast majority of ING locations. We also continued
our focus on anti-retaliation, fair consequence management, deliberate after-care and aligning best practices and data collection across different
Speak up channels.
Data protection
At ING, data protection is at the core of our strategy and business operations. As part of our strategic priority of ‘Staying safe & secure’ our main principle is ‘the right people using the right data for the right purpose’, i.e. personal data usage and record retention must be strictly necessary and based on a legitimate basis. More information can be found in the privacy statement on our corporate website.
As a globally operating bank, our data protection governance and technical and organisational measures aim to ensure compliance with
European and local data protection laws. A group-wide personal data protection framework is in place and was overhauled in 2025 to remain compliant with changing European legislation and guidelines. In addition, we have binding corporate rules to ensure appropriate safeguards for our internal data transfers. It is our policy that our business entities, support functions, as well as third parties that we engage with, ensure that the data subject is granted a level of protection equivalent to that guaranteed by the GDPR, especially if personal data is transferred outside of the
European economic area (EEA).
Regulatory developments which potentially lead to emerging or changing data protection risks are monitored and managed on an ongoing basis.
Advancements in technology, particularly in artificial intelligence and digitalisation have substantially increased the complexity of personal data processing activities. These developments demand increased attention and monitoring to remain within risk appetite and to make sure we comply with privacy laws and ethical standards. Therefore, we have further strengthened our data protection risk management by refining procedures and guidelines, particularly around risk related to technology and AI. This ensures alignment with applicable information security standards and enhances our cooperation with third-party providers. This also includes our regular monitoring and reporting approach.
We will continue to enhance our data protection assessment processes and continuously perform regular internal audits on the personal data processing that we do for clients and employees, including ING’s technologies. We stay closely connected to the relevant supervisory authorities and notify them as required.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	211
Model risk
Introduction
Model risk is the risk of financial loss or reputational damage resulting from decisions that are principally based on the output of models due to errors in the development, implementation, or use of models.
Model lines of defence
ING’s model risk and control structure is based on the three-model-lines-
of-defence (MLoD) approach and defines three different management layers with distinct roles and oversight responsibilities.
▪The first MLoD is comprised of business entities which own, use, or develop models.
▪The second MLoD sets the model risk management framework,
monitors and reports on model-related risk, performs independent model validation, and challenges 1MLoD risk management activities.
▪The third MLoD is the internal audit function.
Model Risk Management (MoRM)
The ING MoRM policy framework comprises the total set of measures and tools in place to manage model risk. ING defines and implements controls across the model lifecycle. ING uses four classes of models that represent their inherent level of model risk based on their criticality, financial materiality, and complexity. The model classification determines the depth and extent of the applied model risk management activities, including model validation. Model validation is the independent assessment of whether a model is valid for its intended use. Models are validated according to procedures applicable to key model types. These procedures are continuously being enhanced to keep up to date with regulatory and technical developments, and industry trends.
Model risk appetite (model RAS)
The model risk appetite is designed to determine the level of model risk
ING is willing to accept in pursuit of its strategic objectives. The model RAS metrics focus on the most material models for ING as reflected via the model classification. These metrics are reported to the MBB monthly.
On an aggregated level, model risk is monitored via analysis of data from the global model inventory, collected across the bank to manage ING’s model landscape. Insights are shared with the MoRM Committee, MBB, and other stakeholders, enabling senior management to make informed decisions on whether to accept or further mitigate model risk.
AI risk management
In 2025, ING strengthened its commitment to responsible AI adoption by creating an AI governance framework and control mechanisms, supported by ethical principles that are applicable to all AI solutions. There are dedicated staff allocated to AI risk management to support the risk assessments in collaboration with the various risk functions. ING adopted a qualitative Generative AI RAS (Risk Appetite Statement) focused on customer protection, ethics, and accuracy and performance. The ING RAS guides early-stage decision-making in areas where quantitative thresholds are still under development, ING is committed to continue to strengthen its
AI risk management to ensure AI adoption remains safe and secure.
Business & strategy risk
Introduction
Business & strategy risk for ING has been defined as the risk inherent to strategy decisions and internal efficiency measured by the value or earnings loss from planning deviations, e.g. non-bank competition, internal cost pressure, decreasing demand for loans, etc. This risk can be expressed as earnings loss in terms of volumes, margins, expenses, and fee and commission income. Business risk is accounted for within the economic capital framework using a statistical model combined with a forward-
looking scenario module, which covers fee and commission income, operating expenses, and regulatory expenses/costs.
Risk management
ING applies an explicit risk appetite statement regarding business and strategy risk. It reflects the risks not already covered within the main risk-
type specific RAS, e.g. capturing risk costs, RWA, or NII. The underlying economic capital risk types (expense risk, volume-margin risk, and regulatory costs) are mitigated and managed via the financial performance of the bank and the business units. Through this process, the reported numbers are compared quarterly against financial projections and discussed continuously within different parts of the organisation.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	212
Selected Statistical Information on Banking Operations
Reference is made to Note 1 ‘Basis of preparation and material accounting policy information’ of the Consolidated financial statements for information on Changes in accounting principles, estimates and presentation of the consolidated financial statements and related notes.
The information in this section sets forth selected statistical information regarding the Group’s operations. Information for 2025, 2024 and 2023 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.
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
financial statements is presented in the following tables.

ASSETS
	Interest-earning assets
	2025			2024			2023
	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %
	(EUR millions)			(EUR millions)			(EUR millions)
Time deposits with banks
domestic	1,766	52	3.0	1,921	89	4.6	2,620	111	4.3
foreign	1,633	259	15.8	1,388	290	20.9	1,236	256	20.7
Loans and advances
domestic	202,457	7,135	3.5	187,540	7,191	3.8	184,864	6,548	3.5
foreign	501,315	20,761	4.1	477,603	22,216	4.7	461,351	20,287	4.4
Securities purchased with agreements to resell
domestic	31,590	893	2.8	10,904	377	3.5	17,174	343	2.0
foreign	67,388	4,554	6.8	67,062	5,867	8.8	68,727	4,506	6.6
Interest-earning securities[1]
domestic	38,192	948	2.5	35,467	799	2.3	32,511	562	1.7
foreign	66,668	2,229	3.3	62,338	2,039	3.3	55,670	1,386	2.5
Other interest-earning assets
domestic	26,166	829	3.2	44,302	2,160	4.9	56,611	2,720	4.8
foreign	61,704	1,661	2.7	60,717	2,062	3.4	61,658	2,118	3.4
Total	998,880	39,319	3.9	949,242	43,089	4.5	942,421	38,839	4.1
Non-interest earning assets	61,298			65,580			54,850
Derivatives assets	26,330			26,422			30,215
Total assets	1,086,507			1,041,245			1,027,486
Percentage of assets applicable to foreign operations		70.0%			69.6%			67.8%
Other interest income:
Interest income on derivatives		11,633			15,717			13,112
Other		375			352			448
Total interest income		51,327			59,159			52,399
1Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	213

LIABILITIES
	Interest-bearing liabilities
	2025			2024			2023
	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield	Average balance	Interest expense	Averag e yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	5,757	245	4.3	5,797	290	5.0	19,646	678	3.4
foreign	7,280	187	2.6	7,806	288	3.7	11,881	308	2.6
Current accounts
domestic	91,923	1,299	1.4	88,854	1,349	1.5	97,084	1,025	1.1
foreign	131,769	456	0.3	125,858	577	0.5	135,088	362	0.3
Time deposits [1]
domestic	39,549	1,494	3.8	41,159	2,019	4.9	39,054	1,977	5.1
foreign	82,171	2,886	3.5	76,510	3,293	4.3	43,111	1,876	4.4
Savings deposits
domestic	123,227	1,415	1.1	114,398	1,531	1.3	108,789	901	0.8
foreign	250,511	3,739	1.5	232,063	4,239	1.8	234,282	3,148	1.3
Securities sold under agreements to repurchase
domestic	13,103	715	5.5	2,188	548	25.1	1,085	478	44.1
foreign	45,319	3,701	8.2	54,823	5,232	9.5	64,905	4,314	6.6
Commercial paper
domestic	18,303	520	2.8	18,072	749	4.1	13,159	484	3.7
foreign	30,710	1,382	4.5	28,090	1,511	5.4	22,099	1,193	5.4

LIABILITIES
	Interest-bearing liabilities
	2025			2024			2023
	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield	Average balance	Interest expense	Averag e yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Short term debt
domestic	5,081	214	4.2	5,288	285	5.4	5,841	286	4.9
foreign	1,414	165	11.6	1,738	131	7.6	1,669	72	4.3
Long term debt
domestic	76,783	2,426	3.2	72,875	2,281	3.1	62,233	1,750	2.8
foreign	26,508	722	2.7	22,835	685	3.0	19,106	549	2.9
Subordinated liabilities
domestic	17,604	818	4.6	16,462	757	4.6	16,057	711	4.4
foreign	129			40		0.0	0	0	0.0
Other interest‑bearing liabilities
domestic	4,184	350	8.4	5,081	546	10.7	4,705	693	14.7
foreign	10,261	433	4.2	7,632	266	3.5	6,639	253	3.8
Total	981,586	23,167	2..4	927,570	26,578	2.9	906,434	21,057	2.3
Non-interest bearing liabilities	27,462			36,419			37,365
Derivatives liabilities	22,241			23,236			28,452
Total liabilities	1,031,289			987,225			972,251
Group capital	55,218			54,020			55,235
Total liabilities and capital	1,086,507			1,041,245			1,027,486
Percentage of liabilities applicable to foreign operations		59.8%			59.5%			58.8%
Other interest expense:
Interest expenses on derivatives		12,936			17,030			14,927
other		267			263			253
Total interest expense		36,371			43,871			36,237
Total net interest result		14,957			15,288			16,162
1These captions do not include deposits from banks.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	214
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
and Interest Rates” for a discussion of the differences between interest income, interest expense and net interest result as calculated in the following table and as set forth in the consolidated financial statements.

	2025 over 2024			2024 over 2023
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	-7	-30	-37	-30	7	-23
foreign	51	-82	-31	32	2	34
Loans and advances
domestic	490	-547	-57	80	563	643
foreign	1,054	-2,510	-1,455	810	1,119	1,929
Securities purchased with agreements to resell
Domestic	715	-199	516	-125	159	33
foreign	28	-1,342	-1,314	-109	1,470	1,361
Interest-earning securities
Domestic	61	87	149	51	186	237
foreign	142	48	190	166	486	652
Other interest-earning assets
domestic	-884	-447	-1,331	-591	32	-560
foreign	34	-434	-401	-32	-24	-57
Interest income
domestic	375	-1,134	-759	-616	947	331
foreign	1,309	-4,320	-3,011	866	3,053	3,919
Total	1,684	-5,454	-3,770	250	4,000	4,250
Other interest income			-4,062			2,510
Total interest income			-7,832			6,760

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	215

	2025 over 2024			2024 over 2023
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	-2	-43	-45	-478	90	-388
foreign	-19	-82	-101	-106	86	-20
Current accounts
domestic	47	-97	-50	-87	411	324
foreign	27	-148	-121	-25	240	216
Time deposits
domestic	-79	-446	-525	107	-65	42
foreign	244	-651	-407	1,454	-37	1,416
Savings deposits
domestic	118	-235	-116	47	583	630
foreign	338	-837	-500	-30	1,121	1,091
Securities sold under agreements to repurchase
domestic	2,737	-2,571	166	486	-415	71
foreign	-907	-624	-1,531	-670	1,588	917
Commercial paper
domestic	10	-239	-229	181	84	265
foreign	141	-270	-129	323	-6	318
Short term debt
domestic	-11	-60	-71	-27	26	-1
foreign	-24	58	34	3	56	59
Long term debt
domestic	122	23	145	299	232	531
foreign	110	-73	37	107	29	136
Subordinated liabilities
domestic	53	9	61	18	27	45
foreign

	2025 over 2024			2024 over 2023
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Other interest-bearing liabilities
domestic	-96	-100	-196	55	-202	-147
foreign	92	76	168	38	-25	13
Interest expense
domestic	2,898	-3,758	-861	601	772	1,372
foreign	0	-2,550	-2,550	1,094	3,052	4,147
Total	2,898	-6,309	-3,411	1,695	3,824	5,519
Other interest expense			-4,089			2,114
Total interest expense			-7,500			7,633

Net interest
domestic	-2,523	2,624	101	-1,217	176	-1,041
foreign	1,309	-1,769	-461	-228	1	228
Net interest	-1,214	855	-359	-1,445	176	-1,269
Other net interest result			28			396
Net interest result			-332			-873

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	216
The following table shows the interest spread and net interest margin for the past two years.

	2025	2024
	Average rate	Average rate
	%	%
Interest spread
Domestic	0.8	0.8
Foreign	1.9	2.0
Total	1.6	1.7
Net interest margin
Domestic	0.0	-0.1
Foreign	2.3	2.5
Total	1.6	1.7
Investments in debt securities
The following tables show the weighted average yield of ING’s investments on debt securities measured at amortised cost and fair value through other comprehensive income. The weighted average yield is calculated as follows:
Nominal value * coupon rate * remaining maturity
Nominal value * remaining maturity

Weighted average yield
2025	1 year or less	Between 1 and 5 years	Between 5 and 10 years	Over 10 years
Fair value through other comprehensive income
Government bonds	3.79%	4.16%	3.13%	3.37%
Central Bank bonds
Sub-sovereign, Supranationals and Agencies	3.39%	2.65%	2.95%	3.53%
Covered bonds	2.03%	2.51%	2.70%
Corporate bonds		1.84%	3.13%
Financial institutions bonds		2.87%	5.13%
ABS portfolio		2.46%	2.50%	2.71%
1Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on tax-equivalent basis.

Weighted average yield
2025	1 year or less	Between 1 and 5 years	Between 5 and 10 years	Over 10 years
Securities at amortised cost
Government bonds	2.37%	2.78%	3.09%	4.43%
Central Bank bonds	—%
Sub-sovereign, Supranationals and Agencies	2.64%	1.54%	2.81%	3.17%
Covered bonds	1.21%	1.60%	1.99%
Corporate bonds	2.25%	5.72%
Financial institutions bonds	0.53%
ABS portfolio		4.87%	3.19%	2.78%
1Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on tax-equivalent basis.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	217
Loan Portfolio
Loans and advances to banks and customers
Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Loans and advances to customers includes lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.
Maturities and sensitivity of loans to changes in interest rates
The following table analyses loans and advances to banks and customers by time remaining until maturity as of
31 December 2025.

2025	1 year or less	1 year to 5 years	5 years through 15 years	After 15 years	Total
By domestic offices:
Loans to banks	11,311	874	177	0	12,362
Loans to public authorities	325	463	2,426	239	3,452
Residential mortgages	2,968	16,727	51,708	58,590	129,994
Other personal lending	905	2,335	1,166	627	5,033
Corporate Lending	24,238	33,602	10,350	602	68,792
Total domestic offices	39,747	54,001	65,828	60,057	219,633

By foreign offices:
Loans to banks	6,915	1,384	542	0	8,841
Loans to public authorities	7,047	4,551	6,802	1,183	19,583
Residential mortgages	15,886	59,817	111,120	58,280	245,103
Other personal lending	9,904	17,035	6,148	1,602	34,690
Corporate Lending	90,064	108,820	26,702	1,396	226,981
Total foreign offices	129,815	191,608	151,314	62,461	535,198
Total gross loans and advances to banks and customers	169,562	245,609	217,142	122,518	754,831
The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of 31 December 2025 for loans and advances due after one year.

2025	Predetermined interest rates	Floating or adjustable interest rates [1]
Loans to banks	340	2,637
Loans to public authorities	11,329	4,334
Residential mortgages	247,567	108,676
Other personal lending	23,528	5,386
Corporate Lending	54,924	126,548
Total	337,688	247,581
1Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “adjustable interest rates”.
Allowance for credit losses
The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2025, 2024 and 2023 under IFRS-IASB.

Movements in allocation of the provision for loan losses on loans
	2025	2024	2023
Balance on 1 January	6,049	5,839	6,101
Impact of changes in accounting policies			95
Write-offs	-937	-1,017	-1,111
Recoveries	58	69	71
Net write-offs	-879	-948	-1,039
Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	932	1,157	683
Balance on 31 December	6,101	6,049	5,839
Average loans and advances to banks and customers	739,101	690,544	671,424
Ratio of net charge‑offs to average loans and advances to banks and customers	0.12%	0.14%	0.15%
Ratio of allowance for credit losses to total loans and advances to banks and customers outstanding	0.81%	0.85%	0.88%
Additions to loan loss provisions have increased compared to 2024. Loan loss provisions are influenced by developments in general macroeconomic conditions as well as certain individual exposures. Reference is made to
Note 1 ‘Basis of preparation and material accounting policy information’ and ‘Additional information – Risk
Management’ for detailed information on loan loss provisioning.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	218
Deposits
Reference is made to ‘Additional information – Average balances and interest rates’ for detailed information on average amount of and the average rate paid on deposit categories.
For the years ended 31 December 2025, 2024 and 2023 the aggregate amount of deposits by foreign depositors in domestic offices was EUR  36,625 million, EUR  38,419 million and EUR  37,360 million respectively.
Uninsured deposits
For the years ended 31 December 2025 and 2024 the amount of uninsured deposits, which were not covered by
DGS, was EUR 222,384 million and EUR 202,968 million, respectively.
Deposit guarantee schemes (DGS) reimburse a limited amount to compensate depositors whose bank has failed. A fundamental principle underlying DGS is that they are funded entirely by banks, and that no taxpayer funds are used. Under EU rules, the Deposit Guarantee Scheme (DGS) guarantees deposits up to a maximum of EUR 100,000 per depositor in case of a bank failure.
On 31 December 2025, the amount of time deposits in excess of (local) deposit insurance regime and time deposits which are otherwise uninsured is as follows:

	Time deposits in excess on deposit insurance regime	Other uninsured Time deposits
	(EUR millions)	(EUR millions)
3 months or less	17,369	22,479
6 months or less but over 3 months	5,119	5,903
12 months or less but over 6 months	3,326	4,784
Over 12 months	332	3,798
Total	26,147	36,964
For further detailed information on deposits reference is made to Note 12 'Deposits from banks' and Note 13
'Customer deposits' of the consolidated financial statements.
Financial
statements

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-220

Contents

Report of Independent Registered Public Accounting Firm	F-221
Consolidated financial statements
Notes to the consolidated financial statements

1 Basis of preparation and material accounting policy information	F-231
Notes to the consolidated statement of financial
position

16 Other liabilities	F-260
17 Debt securities in issue	F-260
18 Subordinated loans	F-261
19 Equity	F-261
Notes to the consolidated statement of profit or
loss
Segment reporting

30 Segments	F-272
31 Information on geographical areas	F-277
Additional notes to the consolidated financial
statements

32 Potential sale of ING Bank (Eurasia) JSC	F-281
33 Pensions and other post-employment benefits	F-281
34 Taxation	F-285
35 Fair value of assets and liabilities	F-288
36 Derivatives and hedge accounting	F-298
37 Assets by contractual maturity	F-305

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-221

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board of ING Groep N.V.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of
financial position of ING Groep N.V. and subsidiaries (‘the Company’)
as of December 31, 2025 and 2024, the related consolidated
statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended
December 31, 2025, and the related notes and specific disclosures described in Note 1 as being part of the consolidated financial statements (collectively, the consolidated financial statements).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of
December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three year period ended
December 31, 2025, in conformity with International Financial Reporting
Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public
Company Accounting Oversight Board (United States) (PCAOB), the
Company’s internal control over financial reporting as of December 31,
2025, based on criteria established in Internal Control – Integrated
Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission, and our report dated
February 23, 2026 expressed an unqualified opinion on the
effectiveness of the Company’s internal control over financial reporting.
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
As discussed in the Credit Risk section on pages 160 - 187 and in Note
3 and Note 7 in the consolidated financial statements, the loans and advances to customers amount to EUR 728 billion and loans and advances to banks amount to EUR 21 billion as at December 31, 2025.
These loans and advances are measured at amortised cost, less expected credit losses (‘ECL’) of EUR 5.9 billion. For collectively determined ECL, management uses models that estimate expected credit losses using three components: probability of default (‘PD’), loss given default (‘LGD’) and exposure at default (‘EAD’). Management also applied forward looking economic scenarios with associated weights.
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
provisions, management estimates ECL using the amount and timing of future expected recovery scenarios and applying probability weights if more than one recovery scenario is present.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-222

We identified the assessment of ECL on loans and advances to customers and loans and advances to banks as a critical audit matter because of the significant and complex auditor judgement and specialized skills and knowledge required to evaluate the following elements of the overall ECL estimate:
•The judgements used to develop the model-driven PD and LGD
parameters.
•The use of forward-looking macroeconomic forecasts in ECL,
including determining macroeconomic factors such as GDP, HPI and unemployment rate.
•The consistent identification and application of criteria for significant increase in credit risk (‘SICR’).
•The determination of management overlays to the modelled ECL considering the volatility and uncertainty in the economic
environment combined with the delay in which the models capture emerging risks.
•The determination of the amount and timing of expected future recovery cash flows for individual loan provision assessments for impaired loans and advances and the probability weights applied in the presence of more than one recovery scenario.
The following are the primary procedures we performed to address this critical audit matter.
•We evaluated the design and tested the operating effectiveness of certain internal controls related to the estimation of ECL for loans and advances to customers and loans and advances to banks. This included controls relating to the selection of key assumptions
(including PD, LGD and macroeconomic forecasts), review and
authorization of model outputs, governance and monitoring of the
ECL process, determination of credit risk ratings, the estimation of future recovery cash flows of individual loan loss provisions and associated scenario weights assigned and the determination of management overlays to the modelled ECL.
•We involved credit risk professionals with specialized skills and knowledge who assisted in evaluating the assumptions used to determine the PD and LGD parameters in models used by the
Company to determine the collective provisions, including the evaluation of the recalibrated and redeveloped credit risk models.
This included reperforming back-testing of certain models to evaluate the current model performance and evaluation of the identification of SICR in loans and advances by challenging the scope of management’s criteria used in staging assessments,
consistent application of the thresholds applied within each criterion, and the ability of staging criteria to identify SICR prior to loans and advances being credit impaired. In addition, the credit risk professionals assisted in testing management overlays recorded.
•We involved economic professionals with specialized skills and knowledge, who assisted in assessing the Company’s methodology to determine the macroeconomic forecasts used in determining the
ECL. We tested the reasonableness of management’s forecasts
against other external benchmarks and our own internal forecasts.
•We involved valuation and credit risk professionals with specialized skills and knowledge, who assisted in assessing the methodologies, cash flows and collateral values used in expected future recovery cash flow assessments of individual loan loss provisions for impaired loans and advances and in challenging management’s use of
recovery scenarios and expected cash flows by comparing against industry trends and comparable benchmarks and recalculating
recovery amounts.
/s/ KPMG Accountants N.V.
We have served as the Company’s auditor since 2016.
Utrecht, The Netherlands
February 23, 2026

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-223

Consolidated statement of financial position
As at 31 December

in EUR million	2025	2024		2025	2024
Assets			Liabilities
Cash and balances with central banks 2	52,889	70,353	Deposits from banks 12	18,517	16,723
Loans and advances to banks 3	21,204	21,770	Customer deposits 13	721,373	691,661
Financial assets at fair value through profit or loss 4,6			Financial liabilities at fair value through profit or loss 14
– Trading assets	55,730	72,897	– Trading liabilities	23,427	35,255
– Non-trading derivatives	1,657	2,463	– Non-trading derivatives	1,338	2,101
– Designated as at fair value through profit or loss	3,448	5,740	– Designated as at fair value through profit or loss	55,768	49,543
– Mandatorily at fair value through profit or loss	72,322	56,481	Current tax liabilities	411	276
Financial assets at fair value through other comprehensive income 5,6	56,662	46,389	Deferred tax liabilities 34	1,896	1,209
Securities at amortised cost 6	53,867	50,273	Provisions 15	941	774
Loans and advances to customers 7	727,733	683,611	Other liabilities 16	11,989	12,369
Investments in associates and joint ventures 8	1,607	1,679	Debt securities in issue 17	151,231	142,367
Property and equipment 9	2,478	2,434	Subordinated loans 18	18,100	17,878
Intangible assets 10	1,510	1,334	Total liabilities	1,004,990	970,158
Current tax assets	458	485
Deferred tax assets 34	788	1,001	Equity 19
Other assets 11	7,975	6,945	Share capital and share premium	17,147	17,148
			Other reserves	-3,080	-687
			Retained earnings	40,016	36,243
			Shareholders’ equity (parent)	54,083	52,703
			Non-controlling interests	1,255	995
			Total equity	55,339	53,698

Total assets	1,060,329	1,023,856	Total liabilities and equity	1,060,329	1,023,856
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-224

Consolidated statement of profit or loss
For the years ended 31 December

in EUR million	2025	2024	2023		2025	2024	2023

Interest income using effective interest rate method	43,760	49,474	44,658	Addition to loan loss provisions	1,304	1,194	520
Other interest income	7,568	9,685	7,741	Staff expenses 25	7,600	7,184	6,725
Total interest income	51,327	59,159	52,399	Other operating expenses 26	4,984	4,937	4,839
				Total expenses	13,887	13,315	12,084
Interest expense using effective interest rate method	-29,718	-34,878	-28,510
Other interest expense	-6,653	-8,993	-7,726	Result before tax	11,791	7,772	6,037
Total interest expense	-36,371	-43,871	-36,237
				Taxation 34	3,192	2,181	1,662
Net interest income 20	14,957	15,288	16,162	Net result	8,599	5,592	4,374

Fee and commission income	6,297	5,604	5,109	Net result attributable to:
Fee and commission expense	-1,696	-1,596	-1,514	Non-controlling interests	275	258	235
Net fee and commission income 21	4,602	4,008	3,595	Shareholders of the parent	8,324	5,334	4,140
					8,599	5,592	4,374
Valuation results and net trading income 22	5,789	1,614	-1,732
Investment income 23	129	13	95
Share of result from associates and joint ventures 8	209	205	149
Impairment of associates and joint ventures 8	-9	-35	-5	in EUR
Net result on derecognition of financial assets measured at amortised cost	0	-2	3	Earnings per ordinary share 28
Other net income 24	3	-3	-147	Basic earnings per ordinary share	2.78	1.65	1.16
Total income	25,678	21,087	18,121	Diluted earnings per ordinary share	2.78	1.65	1.16
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-225

Consolidated statement of comprehensive income
For the years ended 31 December

in EUR million	2025	2024	2023
Net result	8,599	5,592	4,374

Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Unrealised revaluations property in own use	7	3	10
Remeasurement of the net defined benefit asset/liability	-4	-16	-85
Change in fair value of equity instruments at fair value through other comprehensive income	-364	664	-30
Changes in fair value related to changes in own credit risk for financial liabilities designated at fair value through profit or loss	-34	-46	-39

Items that may subsequently be reclassified to the statement of profit or loss:
Change in fair value of debt instruments at fair value through other comprehensive income	457	-258	67
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss	-21	63	9
Changes in cash flow hedge reserve	763	383	1,138
Exchange rate differences	-774	563	-85
Total other comprehensive income	30	1,357	985
Total comprehensive income	8,628	6,948	5,360

Total comprehensive income attributable to:
Non-controlling interests	456	303	444
Shareholders of the parent	8,173	6,645	4,916
	8,628	6,948	5,360
Each component of the other comprehensive income is presented after taxation. For the disclosure on the income tax effects on each component, reference is made to Note 34 'Taxation'.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-226

Consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2024	17,148	-687	36,243	52,703	995	53,698
Net result		14	8,310	8,324	275	8,599
Other comprehensive income		-151		-151	181	30
Total comprehensive income net of tax		-137	8,310	8,173	456	8,628

Dividends and other cash distributions 29			-3,691	-3,691	-195	-3,886
Share buyback programmes, commitment			-3,100	-3,100		-3,100
Share buyback programmes, repurchases of shares		-3,705	3,641	-64		-64
Share buyback programmes, cancellation of shares	-1	2,000	-1,999			0
Employee share-based compensation plans		60	-8	52	0	52
Other changes in treasury shares		6		6		6
Transfers		-616	616			0
Other changes			5	5	-1	4

Balance as at 31 December 2025	17,147	-3,080	40,016	54,083	1,255	55,339
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 19 'Equity'.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-227

Consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2023	17,151	-2,767	40,299	54,684	944	55,628
Net result		125	5,209	5,334	258	5,592
Other comprehensive income		1,311		1,311	46	1,357
Total comprehensive income net of tax		1,436	5,209	6,645	303	6,948

Dividends and other cash distributions 29			-4,124	-4,124	-253	-4,377
Share buyback programmes, commitment			-4,500	-4,500		-4,500
Share buyback programmes, repurchases of shares		-3,817	3,774	-43		-43
Share buyback programmes, cancellation of shares	-4	5,000	-4,996			0
Employee share-based compensation plans		43	1	45		45
Other changes in treasury shares		2		2		2
Transfers		-585	585			0
Other changes			-5	-5		-5

Balance as at 31 December 2024	17,148	-687	36,243	52,703	995	53,698
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 19 'Equity'.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-228

Consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2022	17,154	-2,192	41,538	56,500	504	57,004
Impact of changes in accounting policies [1]			-45	-45	-1	-46
Balance as at 1 January 2023	17,154	-2,192	41,493	56,455	503	56,959
Net result		336	3,804	4,140	235	4,374
Other comprehensive income		776		776	209	985
Total comprehensive income net of tax		1,112	3,804	4,916	444	5,360

Dividends 29			-2,668	-2,668	-3	-2,671
Share buyback programmes, commitment			-4,000	-4,000		-4,000
Share buyback programmes, repurchases of shares		-3,524	3,482	-42		-42
Share buyback programmes, cancellation of shares	-2	2,701	-2,699			0
Employee share-based compensation plans	0	41	-7	34	0	34
Other changes in treasury shares		-7		-7		-7
Transfers		-899	899			0
Other changes			-5	-5	0	-5

Balance as at 31 December 2023	17,151	-2,767	40,299	54,684	944	55,628
1Changes in policy following the adoption of IFRS 17 and change in policy for non-financial guarantees.
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 19 'Equity'.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-229

Consolidated statement of cash flows

in EUR million, for the years ended 31 December		2025	2024	2023
Cash flows from operating activities
Result before tax		11,791	7,772	6,037
Adjusted for:	– Depreciation and amortisation	665	673	674
	– Addition to loan loss provisions	1,304	1,194	520
	– Revaluations	1,070	1,012	1,806
	– Exchange rate differences and other	-703	869	260
Taxation paid		-2,366	-2,754	-2,700
Changes in:	– Loans and advances to banks, not available on demand	3,546	-7,736	12,693
	– Deposits from banks, not payable on demand	1,093	-7,818	-31,804
	– Trading assets	17,211	-12,663	-3,359
	– Trading liabilities	-11,829	-1,964	-1,869
	– Loans and advances to customers	-58,368	-34,401	-5,816
	– Customer deposits	36,212	41,090	8,513
	– Non–trading derivatives	1,486	-54	2,409
	– Assets designated at fair value through profit or loss	1,221	40	260
	– Assets mandatorily at fair value through profit or loss	-18,984	274	-7,402
	– Other assets	-914	263	1,727
	– Other financial liabilities at fair value through profit or loss	10,043	-7,800	4,391
	– Provisions and other liabilities	1,143	-542	2,320
Net cash flow from/(used in) operating activities		-6,380	-22,544	-11,340

Cash flows from investing activities
Investments and advances:	- Associates and joint ventures	-1	-26	-55
	- Financial assets at fair value through other comprehensive income	-43,294	-21,091	-19,995
	– Securities at amortised cost[1]	-152,945	-110,052	-49,614
	– Property and equipment	-351	-332	-246

		2025	2024	2023
	– Other investments	-421	-383	-310
Disposals and redemptions:	– Associates and joint ventures	225	107	164
	- Financial assets at fair value through other comprehensive income	33,095	16,949	11,913
	– Securities at amortised cost[1]	147,953	108,732	49,525
	– Property and equipment	39	50	57
	– Other investments	4	13	15
	Net cash flow from/(used in) investing activities	-15,697	-6,033	-8,545

	Cash flows from financing activities
	Proceeds from debt securities[1]	150,409	124,701	116,436
	Repayments of debt securities[1]	-135,220	-113,014	-90,574
	Proceeds from issuance of subordinated loans	3,734	4,603	2,225
	Repayments of subordinated loans	-2,808	-2,931	-2,894
	Repayments of principal portion of lease liabilities	-282	-290	-291
	Purchases of treasury shares	-3,705	-3,817	-3,531
	Dividends and other cash distributions paid	-3,884	-3,879	-2,967
	Net cash flow from/(used in) financing activities	8,245	5,374	18,404

Net cash flow		-13,832	-23,203	-1,481

	Cash and cash equivalents at beginning of year	69,069	93,012	95,391
	Effect of exchange rate changes on cash and cash equivalents	-1,089	-740	-898
	Cash and cash equivalents at end of year	54,148	69,069	93,012
1 Cash flows are reported on a gross basis and include investments and borrowings of short term securities.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-230

Consolidated statement of cash flows - continued

Cash and cash equivalents
in EUR million	2025	2024	2023
Treasury bills and other eligible bills included in securities at AC	0	37	0
Deposits from banks	-7,065	-6,303	-5,132
Loans and advances to banks	8,324	4,982	7,931
Cash and balances with central banks	52,889	70,353	90,214
Cash and cash equivalents at end of year	54,148	69,069	93,012
Cash and cash equivalents includes only deposits from banks and loans and advances to banks that are payable on demand.
Included in cash and cash equivalents are minimum mandatory reserve deposits held at various central banks.
Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral' for restrictions on cash and balances with central banks.

Changes in liabilities arising from financing activities
	Debt securities in issue			Subordinated Loans			Lease liabilities
in EUR million	2025	2024	2023	2025	2024	2023	2025	2024	2023
Opening balance	142,367	124,670	95,918	17,878	15,401	15,786	1,116	1,162	1,174
Cash flows:
Additions	150,409	124,701	116,436	3,734	4,603	2,225
Redemptions / Disposals	-135,220	-113,014	-90,574	-2,808	-2,931	-2,894	-282	-290	-291
Non cash changes:
Amortisation	597	1,098	764	21	28	34	27	27	28
Other	-51	261	502	22	24	12	203	212	256
Changes in unrealised revaluations	45	1,139	2,680	287	188	473
Foreign exchange movement	-6,917	3,512	-1,057	-1,035	565	-235	-15	5	-4
Closing balance	151,231	142,367	124,670	18,100	17,878	15,401	1,050	1,116	1,162
Part of Debt securities in issue and subordinated loans are subject to fair value hedge accounting. Hence, changes in unrealised revaluations represent fair value adjustments to the hedged item attributable to the hedged interest rate risk. Reference is made to the paragraph 'fair value hedge accounting' in Note 36 'Derivatives and hedge accounting'.
The table below presents the interest and dividend received and paid.

in EUR million	2025	2024	2023
Interest received	51,600	57,200	51,029
Interest paid	-37,666	-41,191	-33,734
	13,935	16,009	17,295

Dividend received	319	235	205
Dividends and other cash distributions paid	-3,884	-3,879	-2,967
Dividends received from associates and joint ventures are included in investing activities; interest received, interest paid and other dividends received are included in operating activities; and dividend paid is included in financing activities in the Consolidated statement of cash flows.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-231

Notes to the Consolidated financial statements
1  Basis of preparation and material accounting policy information
1.1  Reporting entity and authorisation of the Consolidated financial statements
ING Groep N.V.  (Naamloze Vennootschap) is a company domiciled in Amsterdam, the Netherlands. Commercial
Register of Amsterdam, number 33231073. These Consolidated financial statements, as at and for the year ended
31 December 2025, comprise ING Groep N.V.  (the Parent company) and its subsidiaries, together referred to as
ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers.
The ING Group Consolidated financial statements, as at and for the year ended 31 December 2025, were authorised for issue in accordance with a resolution of the Executive Board on 23 February 2026. The Executive
Board has the power to amend the financial statements as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the financial statements, but may not amend these.
1.2  Basis of preparation of the Consolidated financial statements
The ING Group Consolidated financial statements have been prepared in accordance with International Financial
Reporting Standards as issued by the International Accounting Standards Board for purposes of reporting with the
U.S. Securities and Exchange Commission (SEC), including financial information contained in this Annual report on
Form 20-F. The term ‘IFRS-IASB’ is used to refer to IFRS Accounting Standards as issued by the International
Accounting Standards Board, including the decisions ING Group made with regard to the options available under
IFRS-IASB.
The ING Group Consolidated financial statements have been prepared on a going concern basis and there are no significant doubts about the ability of ING Group to continue as a going concern.
The Consolidated financial statements are presented in euros and rounded to the nearest million, unless stated
otherwise. Amounts may not add up due to rounding.
1.2.1  Presentation of Risk management disclosures
To improve transparency, reduce duplication, and present related information in one place, certain disclosures on the nature and extent of risks related to financial instruments required by IFRS 7 ‘Financial instruments:
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
1.2.2 Reconciliation between IFRS-EU and IFRS-IASB
The published 2025 Consolidated financial statements of ING Group are prepared in accordance with IFRS-EU. IFRS-
EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (EU), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’
regarding hedge accounting for portfolio hedges of interest rate risk.
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
either more or less than the original designated amount of that bucket.
This information under IFRS-IASB is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve-out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take into account

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-232

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
In 2025 forward interest rates Increased resulting in a positive EU IAS 39 carve out adjustment after tax of EUR
1,996 million (2024: EUR 1,058 million negative; 2023: EUR 3,147 million negative). The impact of the adjustment is mainly reflected in line item 'Valuation results and net trading income' in the statement of profit or loss. A reconciliation between IFRS-EU and IFRS-IASB is included below.
Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United
States of America (US GAAP).

Reconciliation net result under IFRS-EU and IFRS-IASB
in EUR million	2025	2024	2023
In accordance with IFRS-EU (attributable to the shareholders of the parent)	6,327	6,392	7,287
Adjustment of the EU IAS 39 carve-out	2,643	-1,528	-4,455
Tax effect of the adjustment	-647	470	1,308
Effect of adjustment after tax	1,996	-1,058	-3,147
In accordance with IFRS-IASB (attributable to the shareholders of the parent)	8,324	5,334	4,140

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
in EUR million	2025	2024	2023
In accordance with IFRS-EU (attributable to the shareholders of the parent)	49,698	50,314	51,240
Adjustment of the EU IAS 39 carve-out	6,022	3,378	4,902
Tax effect of the adjustment	-1,636	-989	-1,457
Effect of adjustment after tax	4,386	2,389	3,444
In accordance with IFRS-IASB Shareholders’ equity	54,083	52,703	54,684
1.3  Changes to accounting policies and presentation
ING Group    has consistently applied its accounting policies to all periods presented in these Consolidated financial statements.
During 2025, ING Group has revised the presentation in Note 26 'Other operating expenses', to enhance its relevance and improve comparability. Consequently, comparative figures for 2024 and 2023 have been updated accordingly.
1.3.1  Changes in IFRS effective in 2025
The following amendments to IFRS became effective in the current reporting period with no significant impact for
ING Group:
▪Amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability (issued in
August 2023). Amendments provide guidance on determining exchange rates when a currency lacks exchangeability, including estimation methods and disclosure requirements.
1.3.2  Upcoming changes in IFRS after 2025
ING Group has not early adopted any of the following Standards, interpretations or amendments that have been issued but are not yet effective:
Effective in 2026:
▪Amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures': Classification and
Measurement of Financial Instruments (issued in May 2024). The amendments clarify that a financial liability is derecognised on the ‘settlement date’ and introduce an accounting policy choice to derecognise financial liabilities settled using an electronic payment system before the settlement date. Other clarifications relate to the classification of financial assets with ESG linked features, non-recourse loans and contractually linked instruments. Further, additional disclosure requirements introduced for equity investments at fair value through other comprehensive income (FVOCI) and financial instruments with contingent cash flow features.
▪Amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures': Contracts
Referencing Nature-dependent Electricity (issued in December 2024). Amendments clarify accounting for renewable electricity contracts, including own-use and hedge accounting and related disclosures.
▪Annual Improvements to IFRS Accounting Standards: Volume 11 (issued in July 2024). Amendments include minor clarifications and corrections across a number of Standards to improve consistency and clarity.
The implementation of the above amendments is expected to have no significant impact on ING Group's
Consolidated financial statements as they become effective.
Effective in 2027:
▪Amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates': Translation to a hyperinflationary presentation currency (issued in November 2025). Amendments clarify accounting when translating from a non-hyperinflationary functional currency to a hyperinflationary presentation currency. There is no impact expected on ING Group's financial statements.
▪New Standard IFRS 18 'Presentation and Disclosure in Financial Statements' (issued in April 2024). IFRS 18 replaces IAS 1 'Presentation of Financial Statements', carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some paragraphs from IAS 1 have been moved to IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' and IFRS 7.
Furthermore, the IASB has made minor amendments to IAS 7 'Statement of Cashflows' and IAS 33 'Earnings per
Share'. IFRS 18 introduces new requirements to:

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-233

–present specified categories (operating, investing, financing, income tax and discontinued operations) and defined subtotals in the statement of profit or loss;
–provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and
–improve aggregation and disaggregation.
The implementation of IFRS 18 is expected to have no significant impact on ING Group's consolidated financial statements as it only affects the presentation and disclosure of items in the financial statements and does not change the underlying recognition or measurement of assets, liabilities, income or expenses.
ING Group is currently assessing the impact the amendments will have on the Consolidated financial statements.
To date, the following potential impacts have been identified:
▪IFRS 18 will not affect ING's net profit, but will reclassify income and expenses into new categories in the statement of profit or loss and introduce a new subtotal line item 'operating profit'.
▪The line items presented in the primary financial statements might change as a result of the enhanced principles introduced on 'aggregation and disaggregation'. ING does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirements to disclose material information remain unchanged.
▪New disclosure requirements for management-defined performance measures (MPMs).
▪For the statement of cash flows, the starting point for calculating cash flows from operating activities will change to 'operating profit' as noted above.
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
These areas are:
▪Loan loss provisions (financial assets) (refer to Note 1.5.6 ‘Impairment of financial assets');
▪The determination of the fair values of financial assets and liabilities (refer to Note 1.5.3 for ‘Fair values of financial assets and liabilities’);
▪Investment in associate - assessment of additional impairment losses or reversal of previous impairment losses
(refer to Note 1.10 ‘Investment in associates and joint ventures');
▪Investment in associate - determination of significant influence over associates (refer to Note 1.10 'Investment in associates and joint ventures'); and
▪Provisions (refer to Note 1.15 ‘Provisions, contingent liabilities and contingent assets’).
In addition, in January 2025 ING has reached an agreement on the sale of the business in Russia (ING Bank
(Eurasia) JSC), subject to several conditions, including substantive and uncertain regulatory approvals. Judgement is required to evaluate the probability of the sale. Given the prevailing uncertainties around substantive regulatory approvals as at 31 December 2025, no loss was recognised for the year ended 31 December 2025 and assets and liabilities of the disposal group were not classified as held for sale. Reference is made to Note 32 'Potential sale of
ING Bank (Eurasia) JSC'.
In March 2024 ING repaid the final EUR 6 billion of its Targeted Longer-Term Refinancing Operations (TLTRO) III
participation. As a result, accounting for TLTRO is no longer an area of significant judgement in 2025 and 2024, while it was as such in 2023.
1.5  Financial instruments
ING Group applies IFRS 9 ‘Financial Instruments’ to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities and the impairment of financial assets. ING Group applies the requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’ for hedge accounting purposes.
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
derecognises the financial asset if it no longer has control over the asset. The difference between the carrying amount of a financial asset that has been derecognised and the consideration received is recognised in profit or loss.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-234

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
ING Group classifies its financial assets in the following measurement categories:
▪those to be measured subsequently at fair value (either through OCI, or through profit or loss); and
▪those to be measured at amortised cost (AC).
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
Business models
Business models are classified as Hold to Collect (HtC), Hold to Collect and Sell (HtC&S) or Other depending on how a portfolio of financial instruments as a whole is managed. ING Group’s business models are based on the existing management structure of the bank, and refined based on an analysis of how businesses are evaluated and reported, how their specific business risks are managed, and on historic and expected future sales. Sales are permissible in a HtC business model when these are due to an increase in credit risk, take place close to the maturity date (where the proceeds from the sales approximate the collection of the remaining contractual cash flows), are insignificant in value (both individually and in aggregate) or are infrequent.
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
▪Amortised Cost (AC):
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
▪FVOCI:
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
▪FVPL:
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
This is the case where doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise on assets measured at AC or FVOCI. Fair value movements on trading securities, trading loans and deposits (mainly reverse repos) are presented fully within valuation result and net trading income. This also includes interest. The interest arising on financial assets designated as at FVPL is recognised in profit or loss and presented within Other interest income or Other interest expense in the period in which it arises. The interest arising on a debt instrument that is part of a hedge relationship, but not subject to hedge accounting, is recognised in profit or loss and presented within Other interest income or Other interest expense in the period in which it arises.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-235

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
follows:
▪The amount of change in the fair value that is attributable to changes in own credit risk of the liability designated at FVPL is presented in OCI. Upon derecognition this Debit Valuation Adjustment (DVA) impact does not recycle from OCI to profit or loss; and
▪The remaining amount of change in the fair value is presented in profit or loss in ‘Valuation results and net trading income’. Interest on financial liabilities at FVPL is also recognised in the valuation result, except for items voluntarily designated as FVPL, for which interest is presented within ‘Other interest income (expense)'.
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
Repurchase transactions and reverse repurchase transactions
Securities sold subject to repurchase agreements (repos), securities lending and similar agreements continue to be recognised in the Consolidated statement of financial position as ING Group continues to be exposed to substantially all risks and rewards of the transferred financial asset. The counterparty liability is designated and measured at FVPL if the asset is measured mandatorily at FVPL. Otherwise, the counterparty liability is included in
Deposits from banks, Customer deposits, or Trading.
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
for a short position or are valued at the price within the bid-offer spread that is most representative of fair value in the circumstances. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-236

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

Significant judgements and critical accounting estimates and assumptions:
▪Even if market prices are available, when markets are less liquid there may be a range of prices for the same security from different price sources. Selecting the most appropriate price requires judgement and could result in different estimates of fair value.
▪Valuation techniques are subjective in nature and significant judgement is involved in establishing fair values for certain financial assets and liabilities. Valuation techniques involve various assumptions regarding pricing factors. The use of different valuation techniques and assumptions could produce significantly different estimates of fair value.
▪Price testing is performed to assess whether the process of valuation has led to an appropriate fair value of the position and to minimise the potential risks of economic losses due to incorrect or misused models.
▪Assessing whether a market is active, and whether an input is observable and significant, requires judgement. ING Group categorises its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three-level hierarchy based on the observability and significance of the valuation inputs. The use of different approaches to assess whether a market is active, whether an input is observable, and whether an unobservable input is significant could produce different classification within the fair value hierarchy as well as potentially different deferral of the Day One Profit or Loss.
▪Reference is made to Note 35 'Fair value of assets and liabilities' and to the ‘Market risk’ paragraph in the
‘Risk management’ section of the Annual Report for the basis of the determination of the fair value of financial instruments and related sensitivities.

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

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-237

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
Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the statement of profit or loss, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest-bearing instruments, amortised through the statement of profit or loss over the remaining term of the original hedge or recognised directly when the hedged item is derecognised. For non-
interest bearing instruments, the cumulative adjustment of the hedged item is recognised in the statement of profit or loss only when the hedged item is derecognised.
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
Benchmark rate reform – specific policies for hedges directly affected by the benchmark rate reform
As explained in the ‘Impact of the benchmark rate reform’ paragraph of the ‘Risk management’ section, a fundamental review of important interest rate benchmarks has been carried out, and is still ongoing for some of them (for instance, WIBOR). Interest Rate Benchmark Reform Phase 1 and Phase 2 amendments to IFRS provide specific reliefs that allow hedge accounting relationships to continue when the benchmark rate reform is ongoing.
Phase 1 reliefs remained relevant for ING Group as at 31 December 2025 for WIBOR hedges, and will cease to apply once uncertainty about the timing and amount of the benchmark rate-based cash flows is resolved, or when the hedging instrument is discontinued. ING Group’s policy is to cease applying Phase 1 reliefs when the relevant contract (hedging instrument or hedged item) is modified. When this occurs, Phase 2 reliefs become applicable still allowing hedge accounting relationships to continue. Refer to note ‘Risk management/Impact of the benchmark rate reform’ for further details on WIBOR transition and ING’s exposures related to WIBOR that have yet to transition.
Non-trading derivatives that do not qualify for hedge accounting
Derivative instruments that are used by ING Group as part of its risk management strategies, but which do not qualify for hedge accounting under ING Group’s accounting policies, are presented as non-trading derivatives. Non-
trading derivatives are measured at fair value with changes in the fair value taken to the statement of profit or loss.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-238

1.5.5  Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position, when ING Group has a current legally enforceable right to set off the recognised amounts and intends to either settle on a net basis or to realise the asset and settle the liability simultaneously. Offsetting is applied to derivatives, repurchase and reverse repurchase agreements and cash pooling agreements. A significant portion of offsetting is applied to derivatives and related cash margin balances, which are either directly cleared through central clearing parties or cleared through clearing members of central clearing parties. For more information, reference is made to Note 40 ‘Offsetting financial assets and liabilities’.
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
▪Stage 1
Financial assets that have not had a significant increase in credit risk since initial recognition (i.e. no Stage 2 or
3 triggers apply). Assets are classified as Stage 1 upon initial recognition (with the exception of purchased or originated credit impaired (POCI) assets) and ECL is determined by the probability that a default occurs in the next 12 months (12 months ECL);
▪Stage 2
Financial assets showing a significant increase in credit risk since initial recognition. For assets in Stage 2 , ECL reflects an estimate on the credit losses over the remaining maturity of the asset (lifetime ECL); or
▪Stage 3
Financial assets that are credit-impaired. Also for these assets, ECL is determined over the remaining maturity of the asset.
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
The probability weights applied to each of the three scenarios
ING Group uses three macroeconomic scenarios when determining IFRS 9 ECL (baseline, upside and downside). The management approach used to determine the weights of each scenario and in selecting the parts of the

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-239

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
For the measurement of ECL, ING Group’s expected credit loss models (PD, LGD, EAD) used for regulatory purposes have been adjusted. These adjustments include removing embedded prudential conservatism (such as floors) and converted through-the-cycle estimates to point-in-time estimates. The models assess ECL on the basis of forward-
looking macroeconomic forecasts and other inputs. For most financial assets, the expected life is limited to the remaining maturity. For overdrafts and certain revolving credit facilities, such as credit cards, the maturity is estimated based on historical data as these do not have a fixed term or repayment schedule.
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
The best estimate of ECL is calculated as the weighted-average of the shortfall (gross carrying amount minus discounted expected future cash flow using the original EIR) per scenario, based on best estimates of expected future cash flows. Recoveries can arise from, among other things, repayment of the loan, collateral recovery and the sale of the asset. Cash flows from collateral and other credit enhancements are included in the measurement of ECL of the related financial asset when it is part of or integral to the contractual terms of the financial asset and the credit enhancement is not recognised separately. For the individual assessment, with granular (company- or asset-specific) scenarios, specific factors can have a larger impact on the future cash flows than macroeconomic factors.
When a financial asset is credit-impaired, interest income is no longer recognised based on the gross carrying amount of the asset. Instead, interest income is calculated by applying the original effective interest rate to the amortised cost of the asset, which is the gross carrying amount less the related loan loss provision.
Purchased or Originated Credit Impaired (POCI) assets
POCI assets are financial assets that are credit-impaired on initial recognition. Impairment on a POCI asset is determined based on lifetime ECL from initial recognition. POCI assets are recognised initially at an amount net of
ECL and are measured at AC using a credit-adjusted effective interest rate. In subsequent periods, any changes to the estimated lifetime ECL are recognised in profit or loss. Favourable changes are recognised as an impairment gain if the lifetime ECL at the reporting date is lower than the estimated lifetime ECL at initial recognition.
Write-off and debt forgiveness
Loans and debt securities are written off (either partially or in full) when there is no reasonable expectation of recovery and/or collectability of amounts due. The following events can lead to a write-off:
▪After a restructuring has been completed and there is a high improbability of recovery of part of the remaining loan exposure (including partial debt forgiveness);
▪In a bankruptcy liquidation scenario;
▪After divestment or sale of a credit facility at a discount; and
▪Specific fraud cases with no recourse options.
When a loan is uncollectable, it is written off against the related loan loss provision. Subsequent recoveries of amounts previously written off are recognised in ‘Addition to loan loss provisions’ in the Consolidated statement of profit or loss.
Debt forgiveness (or debt settlement) involves write-off, but also involves the forgiveness of a legal obligation, in whole or in part. This means that ING Group forfeits the legal right to recover the debt. As a result, the financial asset needs to be derecognised.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-240

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

Significant judgements and critical accounting estimates and assumptions:
The calculation of ECL requires a number of judgements and estimates. In particular:
▪ING Group makes various assumptions about the risk of default, the credit loss rates in case of a default and expected future cash flows. For collective provisions, ING Group applies significant judgement when estimating modelled parameters such as PD, LGD and EAD, including the selection and calibration of relevant models. For stage 3 individual provisioning, the determination and probabilities of restructuring and recovery scenarios, as well as the amount and timing of expected future cash flows, may be particularly subjective.
▪Forward-looking macroeconomic scenarios    used in impairment assessments are uncertain in nature.
The use of alternate forward-looking macroeconomic scenarios can produce significantly different estimates of ECL. This is demonstrated in the sensitivity analysis in the ‘Risk Management’ section of the annual report, where the un-weighted ECL under each of the three scenarios for some significant portfolios is disclosed.
▪When determining whether the credit risk on a financial asset has increased significantly (criteria for identifying a significant increase in credit risk),  ING Group considers reasonable and supportable information to compare the risk of default occurring at reporting date with the risk of a default occurring at initial recognition of the financial asset. Whilst judgement is required in applying a PD rating to each financial asset, there is significant judgement used in determining the Stage allocation PD banding thresholds. The process of comparing a financial asset’s PD with the PD banding thresholds determines its ECL Stage. Assets in Stage 1 are allocated a 12-month ECL, and those in Stage 2 are allocated a lifetime ECL, and the difference is often significant. As such, the judgement made in assigning financial asset PDs and the PD banding thresholds constitutes a significant judgement. Analysis of the sensitivity associated with the assessment of a significant increase in credit risk is presented in the ‘Risk
Management’ section of the Annual Report.
▪Judgement is exercised in management’s evaluation of whether there is objective evidence that exposures are credit-impaired.
▪To reflect the risks that are not properly captured by the ECL models (including climate risk), a number of management adjustments to the model-based ECL  were necessary as at 31 December 2025, which required significant judgement. Reference is made to the ‘Management adjustments applied this reporting period’ paragraph in the ‘risk management’ section of the Annual Report.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-241

1.5.7  Modification of financial instruments
In certain circumstances, ING Group grants borrowers postponement, reduction of loan principal and/or interest payments on a temporary period of time to maximise collection opportunities, and if possible, avoid default, foreclosure, or repossession. When such postponement, reduction of loan principal and/or interest payments are executed based on credit concerns, they are also referred to as forbearance (refer to the ‘Risk management’
section of the Annual Report for more details) and require analysis on whether the contractual terms have been substantially modified or not. A similar assessment is needed when contractual terms are modified for reasons other than forbearance.
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
ING Group interpreted the whole rate set by the ECB under TLTRO as a floating rate on the financial liability, being the market rate for each specific period in time. This resulted in discrete rates for discrete interest periods over the life of TLTRO. The change in the applicable rate between interest periods was seen as a change in the floating rate and was accounted for prospectively. Similarly, if the ECB announced changes in the rate for the amounts already drawn under the existing TLTRO, then such changes also represented a change in a floating rate. Following this, such changes led to the recognition of an increased/decreased interest in the relevant period of life of the exposure, rather than by the recognition of an immediate modification gain or loss at the moment of the change of terms by the ECB. If the change related to the periods already passed, the impact for those past periods was recognised in profit or loss immediately. Reference is made to Note 20 ‘Net interest income’ for the presentation of
ING Group’s participation in TLTRO programmes.
1.5.9  Financial guarantees purchased (ING as holder)
When ING purchases a financial guarantee, it assesses whether the guarantee is integral or non‑integral to the related loan.
Integral financial guarantees are not accounted for separately but included in the accounting for the loan under
IFRS 9:
▪For loans measured at amortised cost or FVOCI, the guarantee is reflected in the expected credit loss (ECL)
measurement. Premiums paid are treated as transaction costs and recognised as part of Interest income using the effective interest rate method.
▪For loans measured at FVTPL, the guarantee is included in the fair value of the loan. Premiums paid are treated as transaction costs and recognised within Fee and commission expense.
Non‑integral financial guarantees are accounted for separately, within Other assets, by analogy to reimbursements under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets':
▪For loans measured at amortised cost or FVOCI, a compensation right asset is recognised and measured based on ECL, provided recovery is virtually certain.
▪Changes in compensation right assets are recognised as a reduction in risk costs within Addition to loan loss provisions line in profit or loss. Premiums paid are recognised within Fee and commission expense.
▪For loans measured at FVTPL, non‑integral financial guarantees are designated at FVTPL, with premiums recognised within Fee and commission expense.
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
Transactions between ING Groep N.V. and its subsidiaries are eliminated on consolidation. Reference is made to
Note 43 'Principal subsidiaries, investments in associates and joint ventures' for a list of principal subsidiaries and their statutory place of incorporation. A description of ING’s activities involving structured entities is included in
Note 44 'Structured entities'.
A list containing the information referred to in Section 379 (1), Book 2 of the Dutch Civil Code has been filed with the office of the Commercial Register of Amsterdam, in accordance with Section 379 (5), Book 2 of the Dutch Civil
Code.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-242

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
1.8  Hyperinflation accounting
Since the second quarter of 2022, Türkiye has been considered a hyperinflationary economy for accounting purposes. As ING Group has a subsidiary in Türkiye, ING Group has applied IAS 29 ‘Financial Reporting in
Hyperinflationary Economies’ to its operations since then. IAS 29 continued to be relevant for ING’s operations in
Türkiye in 2023, 2024 and 2025. Under IAS 29, the results of the operations in Türkiye should be stated in terms of the current purchasing power at the reporting date. For that, the consumer price index (CPI) as determined by the
Turkish Statistical Institute was used. The CPI for Türkiye (2003=100) at 31 December 2025 was  3,513.87, at 31
December 2024 was 2,684.55 and at 31 December 2023 it was 1,859.38 (movement 2025: 30.89%, 2024: 44.38%,
2023: 64.77%). The effect of such restatement for inflation in the current period of the statement of comprehensive income and the balance sheet has been recognised in the statement of profit or loss within ‘Other net income’ as a ‘Net monetary gain or loss’. The net monetary loss for the period represents the loss of purchasing power by the net monetary position (monetary assets exceeding monetary liabilities) of ING Türkiye.
After the application of the above restatement procedures in Turkish Lira under IAS 29, the financial position and the results for the period of ING Türkiye were translated and presented in EUR at the exchange rate on 31
December 2025. For the statement of comprehensive income this is in contrast with the usual translation procedures where items of comprehensive income are translated at the exchange rate at the date of transaction.
Furthermore, ING Group chose to present both the restatement effect resulting from restating ING Group’s interest in the equity of ING Türkiye as required by IAS 29, and the translation effect from translating at a closing rate that differs from the previous closing rate, in the Currency translation reserve.
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
▪Assets and liabilities are translated at the closing rate at the date of the statement of financial position;
▪Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-243

and expenses are translated at the dates of the transactions). However, under hyperinflation accounting, income and expenses of ING Türkiye are translated at the closing rate; and
▪All resulting exchange rate differences are recognised in a separate component of equity.
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
1.10  Investment in associates and joint ventures
Associates are all entities over which ING Group has significant influence but not control. Significant influence is the ability to participate in the financial and operating policies of the investee. It generally results from a shareholding of between 20% and 50% of the voting rights or through situations including, but not limited to one or more of the following:
▪Representation on the board of directors;
▪Participation in the policymaking process; and
▪Interchange of managerial personnel.
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
The recoverable amount, being the higher of fair value less cost of disposal and value in use, of the investment in associate and joint venture is determined when there is an indication of potential (reversal of) impairment. In case of an indication of potential impairment, an impairment loss is recognised when the carrying amount of the investment exceeds its recoverable amount. Goodwill on acquisitions of interests in associates and joint ventures is not tested separately for impairment, but is assessed as part of the carrying amount of the investment. An impairment loss is subsequently reversed if there is indication of a reversal and there is a change in the estimates used to determine the recoverable amount. In case of an indication of a potential reversal of impairment, an impairment loss is reversed to the extent that the recoverable amount exceeds its carrying amount, but cannot exceed the original impairment loss.
The reporting dates of certain associates and joint ventures can differ from the reporting date of the Group, but by no more than three months.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-244

Significant judgements and critical accounting estimates and assumptions:

Potential impairment and reversal assessment
Identification of impairment indicators as well as indicators of potential reversal of previous impairments of
ING Group’s investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), an associate, requires significant judgement. When there is objective evidence of impairment or indicators that prior period impairment losses no longer exist or may have decreased, value in use (VIU) needs to be determined. Estimation of VIU involves significant estimates and management assumptions. See Note 8
‘Investment in associates and joint ventures’.
Determination of significant influence over associates
It is presumed that an entity has significant influence when it holds 20% or more of the voting power of the investee. Conversely, it is presumed that an entity does not have significant influence when voting power is less than 20% in the investee. Depending on the facts and circumstances, the presumption is rebutted when ING can clearly demonstrate whether or not it has power to participate in the investee’s financial and operating policy decisions. The consideration of all relevant factors requires judgement, including, amongst others, the investment purpose, investee’s governance structure and legal regime, ability to obtain meaningful board representation and participation in policymaking decisions. Refer to Note 5 'Financial assets at fair value through other comprehensive income' regarding ING’s accounting for its investment in
Van Lanschot Kempen.

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
Right-of-use assets - ING Group as the lessee
A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a corresponding liability representing its obligation to make lease payments at the date at which the leased asset is available for use by ING Group. Each lease payment is allocated between the repayment of the liability and finance cost. The finance costs are charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
▪Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
▪Variable lease payments that are based on an index or a rate;
▪Amounts expected to be payable by the lessee under residual value guarantees;
▪The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
▪Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
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

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-245

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
Computer software
Computer software that has been purchased or generated internally for own use is stated at cost less amortisation and any impairment losses. Amortisation is calculated on a straight-line basis over its useful life, which generally does not exceed five years. Amortisation is included in Other operating expenses.
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
A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of
ING Group, or a present obligation that arises from past events but is not recognised because it is either not probable that an outflow of economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured reliably. Contingent liabilities are not recognised in the statement of financial position, but are rather disclosed in the notes unless the possibility of the outflow of economic benefits is remote.
A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of ING
Group. Contingent assets are recognised in the statement of financial position only when realisation of the income that arises from such an asset is virtually certain. Contingent assets are disclosed in the notes when an inflow of economic benefits is probable.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-246

Significant judgements and critical accounting estimates and assumptions:
The recognition and measurement of provisions is an inherently uncertain process, involving using judgement to determine when a present obligation exists and estimates regarding probability, amounts and timing of cash flows.
ING Group may become involved in governmental, regulatory, arbitration and legal proceedings and investigations, and may be subject to third-party claims. With or without reference to the above, ING Group may also offer compensation to certain of its customers. Judgement is required to assess whether a present obligation exists and to estimate the probability of an unfavourable outcome and the amount of potential loss. The degree of uncertainty and the method of making the accounting estimate depends on the individual case, its nature and complexity. Such cases are usually one of a kind. For the assessment of related provisions, ING Group consults with internal and external legal experts. Even taking into consideration legal experts’ advice, the probability of an outflow of economic benefits can still be uncertain and the provision recognised can remain sensitive to the assumptions used. Reference is made to Note 15
'Provisions'. For proceedings where it is not possible to make a reliable estimate of the expected financial effect, that could result from the ultimate resolution of the proceedings, no provision is recognised, however disclosure is included in the financial statements, where relevant. Reference is made to Note 42 'Legal proceedings'.
Critical accounting estimates and assumptions for the reorganisation provision are in estimating the amounts and timing of cash flows as the announced transformation initiatives are implemented over a period of several years. Reference is made to Note 15 'Provisions'.

1.16  Irrevocable Payment Commitments on contributions to SRF and DGS
ING makes contributions to the Single Resolution Fund (SRF) and Deposit Guarantee Schemes (DGS). The annual contributions are paid in cash or, in some cases, partly using Irrevocable Payment Commitments (IPCs) that become payable if and when called. Cash contributions are accounted for as levies as described in section 1.15 above, while IPCs are disclosed in Note 41 'Commitments'. Cash collateral posted on IPCs to the SRF is accounted for as an interest bearing financial asset at amortised cost. Government bonds posted as collateral on IPCs to DGS continue to be recognised as assets of ING as securities at amortised cost.
1.17  Other liabilities
Defined benefit plans
The net defined benefit asset or liability recognised in the statement of financial position in respect of defined benefit pension plans is the fair value of the plan assets less the present value of the defined benefit obligation at the balance sheet date.
Changes in plan assets include mainly:
▪Return on plan assets are recognised as staff costs in the statement of profit or loss. It is determined using a high quality corporate bond rate (identical to the discount rate used in determining the defined benefit obligation) at the start of the reporting period; and
▪Remeasurements which are recognised in Other comprehensive income.
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
Changes in the defined benefit obligation include mainly:
▪Service cost which is recognised as staff costs in the statement of profit or loss;
▪Interest expenses are recognised as staff costs in the Statement of profit or loss. It is determined using a high quality corporate bond rate at the start of the period;
▪Remeasurements which are recognised in Other comprehensive income (equity) and not recycled to the
Statement of profit or loss;
▪Any past service cost relating to a plan amendment is recognised in profit or loss in the period of the plan amendment; and
▪Gains and losses on curtailments and settlements are recognised in the Statement of profit or loss when the curtailment or settlement occurs.
The recognition of a net defined benefit asset in the Consolidated statement of financial position is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-247

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
1.20  Expense recognition
Expenses are recognised in the statement of profit or loss as incurred, or when a decrease in future economic benefits related to a decrease in an asset or an increase in a liability has arisen that can be measured reliably. Fee and commission expenses generally result from contracts with ING service providers, who perform their service for

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-248

ING Group’s customers. Costs are generally presented as ‘Commission expenses’ if they are specific, incremental, directly attributable and identifiable to generate income.
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
▪Own shares held by group companies are deducted from the total number of ordinary shares in issue;
▪The computation is based on daily averages; and
▪In case of exercised warrants, the exercise date is taken into consideration.
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
1.23  Parent company financial statements
The condensed parent company financial statements of ING Groep N.V. are prepared using the recognition and measurement principles as those applied in the Consolidated financial statements. Additionally, the investments in
Group companies are accounted for in the Parent company accounts according to the equity method.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-249

Notes to the Consolidated statement of financial position
2  Cash and balances with central banks

Cash and balances with central banks
in EUR million	2025	2024
Amounts held at central banks [1]	51,133	68,708
Cash and bank balances	1,756	1,645
	52,889	70,353
1Amounts held at central banks include an amount of EUR -17 million (2024: EUR -14 million) of Loan loss provisions.
Amounts held at central banks reflect on-demand balances. The movement reflects ING’s active liquidity management.
Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral' for restrictions on amounts held at central banks.
3  Loans and advances to banks

Loans and advances to banks
	Netherlands		Rest of the world		Total
in EUR million	2025	2024	2025	2024	2025	2024
Loans and advances to banks[1]	12,362	14,344	8,841	7,426	21,204	21,770
1 Loans and advances to banks include EUR  -18  million (2024: EUR  -22  million) of Loan loss provisions.
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
As at 31 December 2025 and at 31 December 2024, all loans and advances to banks are non-subordinated.
4  Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
in EUR million	2025	2024
Trading assets	55,730	72,897
Non-trading derivatives	1,657	2,463
Designated at fair value through profit or loss	3,448	5,740
Mandatorily measured at fair value through profit or loss	72,322	56,481
	133,157	137,580
(Reverse) repurchase transactions
Financial assets at fair value through profit or loss include securities lending and sales and repurchase transactions with securities. At ING, these types of transactions are recognised in several lines in the statement of financial position depending on business model assessment and counterparty. Netting is applicable to repurchase agreements that are governed by an established Global Master Repurchase Agreement (GMRA) when ING Group has the intention to settle net. This netting is restricted to transactions involving the same currency and maturity date, and must occur within the same legal entity. Reference is made to Note 40 'Offsetting financial assets and liabilities'.
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
measured at FVPL if the asset is measured mandatorily at FVPL. Otherwise, the counterparty liability is included in
Deposits from banks, Customer deposits or Trading. Furthermore, for repurchase agreements, the gross amount of assets must be considered together with the gross amount of related liabilities, which are presented separately on

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-250

the statement of financial position since IFRS does not always allow the netting of these positions in the statement of financial position.
Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral' for information on transferred assets which were not derecognised.
ING Group’s exposure to (reverse) repurchase transactions is included in the following lines in the statement of financial position:

Exposure to (reverse) repurchase agreements
in EUR million	2025	2024
Reverse repurchase transactions
Loans and advances to banks	6,836	10,777
Loans and advances to customers	3,866	3,471
Trading assets, loans and receivables	1,574	12,033
Loans and receivables mandatorily measured at fair value through profit or loss	68,469	53,393
	80,746	79,675
Repurchase transactions
Deposits from banks	330	33
Customer deposits	182	1
Trading liabilities, funds on deposit	31	5,269
Funds entrusted designated and measured at fair value through profit or loss	46,211	38,420
	46,755	43,723
Trading assets

Trading assets by type
in EUR million	2025	2024
Equity securities	21,272	20,717
Debt securities	8,120	10,080
Derivatives	24,346	29,805
Loans and receivables	1,991	12,295
	55,730	72,897
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
Reference is made to Note 14 'Financial liabilities at fair value through profit or loss' for information on trading liabilities.
Non-trading derivatives

Non-trading derivatives by type
in EUR million	2025	2024
Derivatives used in
- fair value hedges	578	617
- cash flow hedges	459	158
- hedges of net investments in foreign operations	68	82
Other non-trading derivatives	550	1,606
	1,657	2,463
Reference is made to Note 36 'Derivatives and hedge accounting' for information on derivatives designated in hedge accounting.
Other non-trading derivatives mainly includes interest-rate swaps, foreign exchange swaps, and cross currency swaps for which no hedge accounting is applied.
Designated at fair value through profit or loss

Designated at fair value through profit or loss by type
in EUR million	2025	2024
Debt securities	2,330	4,718
Loans and receivables	1,118	1,022
	3,448	5,740
‘Financial assets designated at fair value through profit or loss’ is partly economically hedged by credit derivatives.
The hedges do not meet the criteria for hedge accounting and the loans and debt securities are recorded at fair value to avoid an accounting mismatch. The maximum credit exposure of the loans and receivables and debt securities included in ‘Financial assets designated at fair value through profit or loss’ approximates its carrying value and amounts to EUR 3,448 million (2024: EUR  5,740 million). In 2025, the change in fair value of these loans and debt securities amounts to EUR -177 million (2024: EUR 5 million).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-251

ING has mitigated the credit risk exposure on part of the portfolio. The cost at initial recognition of the financial assets designated at fair value through profit or loss that are economically hedged by credit derivatives is EUR
2,454 million (2024: EUR  3,797 million). The cumulative change in fair value attributable to changes in credit risk for the financial asset economically hedged is EUR 85 million (2024: EUR  173 million) and the change for the current year is EUR -88 million (2024: EUR  24 million). The cumulative change in fair value attributable to changes in credit risk for the financial assets non-economically hedged with credit derivatives is EUR 513 million (2024: EUR
489 million) and the change for the current year is EUR  23 million.
The notional value of the related credit derivatives is EUR 2,486 million (2024: EUR  3,807 million). The cumulative change in fair value of the credit derivatives since the financial assets were first designated, amounts to EUR
-85 million (2024: EUR  -214 million) and the change for the current year is EUR 128 million (2024: EUR  -95 million).
The changes in fair value attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of loans and bonds issued by entities with similar credit characteristics.
Mandatorily at fair value through profit or loss

Mandatorily at fair value through profit or loss by type
in EUR million	2025	2024
Equity securities	310	228
Debt securities	769	789
Loans and receivables	71,243	55,464
	72,322	56,481
Equity securities are individually insignificant for ING Group. For total exposure to debt securities, reference is made to Note 6 'Debt securities'. Loans and receivables include mainly reverse repurchase agreements.
5  Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income by type
in EUR million	2025	2024
Equity securities	2,607	2,562
Debt securities [1]	50,817	42,219
Loans and advances [1]	3,238	1,608
	56,662	46,389
1 Debt securities includes an amount of EUR -15 million (2024: EUR  -12 million) and Loans and advances includes EUR -6 million (2024: EUR  -7 million) of
Loan loss provisions.
Exposure to equity securities

Equity securities designated as at fair value through other comprehensive income
	Carrying value	Carrying value [1]	Dividend income	Dividend income [1]
in EUR million	2025	2024	2025	2024
Investment in Bank of Beijing	1,838	2,241	98	101
Investment in Van Lanschot Kempen	462	51	12	2
Other Investments	307	270	6	14
	2,607	2,562	116	117
1 The table has been updated to present the increased stake in Van Lanschot Kempen separately from other investments.
As at 31 December 2025 ING holds 13% (2024: 13%) of the shares of Bank of Beijing, a bank listed on the Shanghai
Stock Exchange. The stake in Bank of Beijing is part of the Corporate Line. As per regulatory requirements set by the China Banking and Insurance Regulatory Commission, ING, as a shareholder holding more than 5% of the shares, is required to supply additional capital when necessary. No request for additional capital was received in
2025 (2024: nil).
In 2025 ING increased its ownership in Van Lanschot Kempen by acquiring an additional 17.6% stake, raising its total interest based on the issued share capital from 2.7% to 20.3%. Despite ING holding over 20% voting rights in
VLK (a presumption of significant influence in IFRS), this presumption is rebutted given that ING holds rights similar to other ordinary shareholders where voting does not include financial and operating policy decisions and ING does not have the rights or ability to obtain board representation. Therefore, the increased investment in VLK is designated at fair value through other comprehensive income consistent with ING’s passive investment purpose.
The stake is part of the Corporate Line.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-252

Changes in fair value through other comprehensive income
The following table presents changes in financial assets at fair value through other comprehensive income:

Changes in fair value through other comprehensive income financial assets
	FVOCI equity securities		FVOCI debt instruments [1]		Total
in EUR million	2025	2024	2025	2024	2025	2024
Opening balance as at 1 January	2,562	1,885	43,827	39,231	46,389	41,116
Additions	395	11	42,899	21,080	43,294	21,091
Amortisation			75	77	75	77
Transfers	10			1	10	1
Changes in unrealised revaluations [2]	-156	605	322	-96	166	509
Impairments			-10	2	-10	2
Reversals of impairments			7	-7	7	-7
Disposals and redemptions	-7	-1	-33,124	-16,906	-33,131	-16,907
Exchange rate differences	-178	62	-1,088	443	-1,267	506
Other changes	-19		1,148		1,128
Closing balance	2,607	2,562	54,055	43,827	56,662	46,389
1Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2Changes in unrealised revaluations of FVOCI debt instruments include changes on hedged items which are recognised in the statement of profit or loss.
Reference is made to Note 19 'Equity' for details on the changes in the revaluation reserve.
FVOCI equity securities
Exchange rate differences of EUR -178 million (31 December 2024: EUR  62 million) are mainly related to the stake in Bank of Beijing following the depreciation of CNY versus EUR. In 2025, changes in unrealised revaluations of equity securities are mainly related to a revaluation of the stake in Bank of Beijing of EUR -225 million (31
December 2024: EUR  590 million) following a change in the share price.
FVOCI debt instruments
In 2025, changes in interest rates and portfolio composition resulted in changes in unrealised revaluations of debt securities of EUR 322 million (31 December 2024: EUR -96 million).
Reference is made to Note 6 'Debt securities' for details on ING Group’s total exposure to debt securities.
6  Debt securities
ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:

Exposure to debt securities
in EUR million	2025	2024
Debt securities at fair value through other comprehensive income	50,817	42,219
Debt securities at amortised cost	53,867	50,273
Total debt securities at fair value through other comprehensive income and amortised cost	104,684	92,493

Trading assets	8,120	10,080
Debt securities designated and measured at fair value through profit or loss	2,330	4,718
Debt securities mandatorily measured at fair value through profit or loss	769	789
Total debt securities at fair value through profit or loss	11,219	15,586
	115,903	108,078
ING Group’s total exposure to debt securities (excluding debt securities held in the trading portfolio) of EUR 107,783 million (31 December 2024: EUR  97,999 million) is specified as follows:

Debt securities by type of exposure
	Debt Securities at FVPL [1]		Debt Securities at FVOCI		Debt Securities at AC		Total
in EUR million	2025	2024	2025	2024	2025	2024	2025	2024
Government bonds	288	289	32,578	24,757	25,297	22,734	58,163	47,780
Central bank bonds	376	444			2,541	2,900	2,917	3,344
Sub-sovereign, Supranationals and Agencies	413	1,027	13,788	11,513	16,744	15,445	30,945	27,985
Covered bonds			3,750	4,108	5,362	5,683	9,111	9,791
Corporate bonds	89	848	109	79	50	106	248	1,033
Financial institutions' bonds	1,176	2,141	28	980	96	139	1,300	3,261
ABS portfolio	757	757	578	794	3,790	3,281	5,125	4,832
	3,099	5,506	50,832	42,231	53,879	50,288	107,809	98,026
Loan loss provisions			-15	-12	-11	-15	-26	-27
Debt securities portfolio	3,099	5,506	50,817	42,219	53,867	50,273	107,783	97,999
1Debt securities at FVPL includes both debt securities designated - and mandatorily measured at fair value through profit or loss.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-253

7  Loans and advances to customers

Loans and advances to customers by type
	Netherlands		Rest of the world		Total
in EUR million	2025	2024	2025	2024	2025	2024
Loans and advances to public authorities	3,452	1,888	19,583	16,773	23,034	18,661
Residential mortgages	129,994	119,191	245,103	229,403	375,097	348,594
Other personal lending	5,033	5,007	34,690	31,789	39,723	36,797
Corporate Lending	68,792	66,921	226,981	218,473	295,773	285,393
	207,270	193,007	526,357	496,437	733,627	689,445

Loan loss provisions	-836	-811	-5,058	-5,023	-5,894	-5,833
	206,434	192,197	521,299	491,415	727,733	683,611
For details on credit quality and loan loss provisioning, refer to ‘Risk management – Credit risk’ – paragraphs ‘Credit quality’ and 'Loan loss provisioning'.
As at 31 December 2025 EUR 727,498 million (2024: EUR 683,398 million) of loans and advances to customers are non-subordinated.
Loans and advances to customers and, to a lesser extent, to banks include finance lease receivables which are detailed as follows:

Finance lease receivables [1]
in EUR million	2025	2024
Maturities of gross investment in finance lease receivables
- within 1 year	4,121	3,962
- between 1-2 years	3,040	2,961
- between 2-3 years	2,408	2,283
- between 3-4 years	1,563	1,577
- between 4-5 years	935	902
- more than 5 years	1,609	1,555
	13,677	13,240

Unearned future finance income on finance leases	-1,122	-1,145
Net investment in finance leases	12,554	12,095

Included in Loans and advances to banks	3	5
Included in Loans and advances to customers	12,551	12,091
	12,554	12,095
1The total loan loss provision for finance lease receivables is EUR 191 million (2024: EUR 193 million).
The finance lease receivables mainly relate to the financing of equipment and real estate for third parties where
ING is the lessor and are mainly part of corporate lending. Interest income in 2025 on finance lease receivables amounts to EUR 513 million (2024: EUR  522 million).
8  Investment in associates and joint ventures

Investments in associates and joint ventures
	2025			2024
in EUR million	Interest held (%)	Fair value of listed investments	Balance sheet value	Interest held (%)	Fair value of listed investments	Balance sheet value
TMBThanachart Bank Public Company Limited	23%	1,212	1,307	23%	1,164	1,266
Other investments in associates and joint ventures			300			412
			1,607			1,679

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-254

TMBThanachart Bank Public Company Limited
ING Group has an 23% investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), a bank listed on the stock exchange of Thailand. TTB is providing products and services to wholesale, small and medium enterprise (SME), and retail customers. TTB is accounted for as an investment in associate based on the size of
ING's shareholding and representation on the Board. The investment in TTB is reflected in the Corporate Line.
A summary of the unaudited financial information of TTB as of the end of September 2025 based on the data available at the time the consolidated financial statements were prepared is presented below. TTB’s statutory reporting date is 31 December. For the year ending 31 December 2025, ING recognised the associate’s results using TTB’s financial statements for the 12‑month period ending 30 September 2025.

Selected balance sheet information TMBThanachart Bank Public Company Limited
As at 30 September in EUR million	2025	2024
Loans to customers and accrued interest receivables, net	31,009	33,878
Interbank and money market items, net	5,856	7,152
Investments, net	5,917	4,680
Other	3,158	3,436
Total assets	45,940	49,147
Deposits	34,345	36,563
Interbank and money market items	2,663	2,633
Debts issued and borrowings	462	1,139
Other	1,942	2,218
Total liabilities	39,412	42,554
Equity	6,529	6,593

Selected profit or loss information TMBThanachart Bank Public Company Limited
For the 12 months ended 30 September
in EUR million	2025	2024
Total operating income	1,795	1,991
Total expenses	1,266	1,548
Profit for the period	555	586
Total other comprehensive income for the period	170	17
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
In addition, the associates and joint ventures also consider other factors in determining the appropriate levels of equity needed. These factors and limitations include, but are not limited to, the rating agency and regulatory views, which can change over time.

Changes in Investments in associates and joint ventures
in EUR million	2025	2024
Opening balance as at 1 January	1,679	1,509
Additions	1	26
Transfers	-29	-7
Revaluations	35	0
Share of results	209	205
Dividends received	-160	-91
Disposals	-66	-16
Impairments	-9	-35
Exchange rate differences	-54	87
Closing balance	1,607	1,679
Share of results from associates and joint ventures of EUR 209 million (2024: EUR 205 million) as included in the table above is mainly attributable to our share in the results of TTB of EUR 136 million (2024: EUR 123 million)
and a EUR  44 million gain from the sale of an associate in Belgium, while 2024 included EUR 77 million as our share in the result of an associate in Belgium following a one-off profit.
Impairments and reversal thereof on the investment in TTB
Accumulated impairments on the investment in TTB of EUR 395 million (2024: EUR  395 million) were recognised in previous years. There is no impairment trigger observed as per 31 December 2025. A Value in Use ('VIU') was

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-255

estimated following the prolonged increase of the quoted TTB share price over the original cost price of the investment and the sustained improved broker consensus outlook. As the VIU did not significantly exceed the carrying amount of the investment in TTB, no reversal of impairment was recognised.
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
▪The estimation of future earnings over a 5-year forecast period; and
▪The terminal value being the extrapolation of earnings into perpetuity applying a long-term growth rate. The earnings that are used for extrapolation represent the stable long-term financial results and position of TTB, i.e.
a steady state. The terminal value comprises the majority of the total VIU.
Key assumptions used in the VIU calculation as at 31 December 2025
The VIU is determined using a valuation model which is subject to multiple management assumptions. The key assumptions, i.e. those to which the overall result is most sensitive to, are the following:
•Expected future earnings of TTB: Short-  to medium-term expectations are based on forecasts derived from broker consensus. Longer-term and steady-state expectations into perpetuity are derived using reasonable and supportable assumptions capturing a combination of TTB specific and market data points; A capital maintenance charge is applied, which is management’s forecast of the earnings that need to be withheld in order for TTB to meet target regulatory requirements over the forecast period;
•Discount rate (cost of equity): 10.17% (2024: 10.96%), based on the capital asset pricing model (CAPM)
calculated for TTB using current market data and expert judgement; and
•Terminal growth rate: 2.41% (2024: 2.74%) consistent with current long term government bond yield in
Thailand as a proxy for a risk-free rate.
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
•A favourable change of 10% in the cash flows would result in an increase in VIU of EUR  89 million (2024: EUR
57 million), while an unfavourable change of -10% would result in a decrease in VIU of EUR  -90 million (2024:
EUR -59 million);
•A favourable change of 1% in the discount rate would result in an increase in VIU of EUR 159 million (2024: EUR
95 million), while an unfavourable change of -1% would result in a decrease in VIU of EUR  -122 million (2024:
EUR  -75 million);
•A favourable change of 1% in the terminal growth rate would result in an increase in VIU of EUR 118 million
(2024: EUR  68 million), while an unfavourable change of -1% would result in a decrease in VIU of EUR  -90 million (2024: EUR  -53 million).
9  Property and equipment

Property and equipment by type
in EUR million	2025	2024
Property in own use	863	758
Equipment:
- Data processing equipment	197	218
- Other equipment	447	426
Right- of- use assets:
- ROU property	837	895
- ROU cars	123	124
- ROU other leases	12	13
	2,478	2,434

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-256

Changes in property and equipment
	Property in own use		Equipment		Right-of-use assets		Total
in EUR million	2025	2024	2025	2024	2025	2024	2025	2024
Opening balance as at 1 January	758	616	643	705	1,033	1,078	2,434	2,399
Additions	147	92	203	240	160	141	510	473
Transfers	-15	83	11	-78		-4	-3	1
Depreciation	-11	-11	-194	-204	-237	-242	-442	-457
Impairments[1]	-8	-9	-6	-10	-3	-4	-16	-23
Reversals of impairments [1]	6	5					7	5
Remeasurements	15	5			40	75	56	80
Disposals	-28	-36	-11	-14	-10	-18	-48	-68
Exchange rate differences	-3	13	-3	5	-12	8	-18	25
Closing balance	863	758	644	643	972	1,033	2,478	2,434

Cost price	994	871	2,827	3,027	1,982	1,933	5,803	5,831
Accumulated depreciation	-299	-298	-2,176	-2,376	-1,237	-1,098	-3,712	-3,772
Accumulated impairments	-95	-97	-7	-8	-31	-31	-134	-136
Accumulated revaluation surplus	264	282					264	282
Accumulated remeasurement					258	229	258	229
Net carrying value	863	758	644	643	972	1,033	2,478	2,434
1Impairments and reversals of impairments of property and equipment are presented as Other operating expenses in the statement of Profit or Loss.
ING considers valuations from third-party experts in determining the fair values of property in own use. The vast majority of the land and buildings were appraised during 2025. Property in own use purchase costs amounted to
EUR 994 million (2024: EUR 871 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 599 million (2024: EUR  476 million) had property in own use been valued at cost instead of at fair value.
10  Intangible assets

Changes in intangible assets
	Goodwill		Software		Other		Total
in EUR million	2025	2024	2025	2024	2025	2024	2025	2024
Opening balance as at 1 January	476	469	855	727	3	2	1,334	1,198
Additions		6	35	43		1	35	50
Capitalised expenses			380	324			380	324
Amortisation			-223	-215			-223	-216
Impairments [1]			-7	-12			-7	-12
Exchange rate differences	1	1	-10	8			-9	9
Disposals			-2	-9			-2	-9
Other changes			2	-10	1		2	-10
Closing balance	477	476	1,030	855	3	3	1,510	1,334

Gross carrying amount	477	476	3,281	2,986	9	8	3,767	3,471
Accumulated amortisation			-2,197	-2,079	-4	-4	-2,201	-2,084
Accumulated impairments			-53	-52	-1	-2	-55	-53
Net carrying value	477	476	1,030	855	3	3	1,510	1,334
1 Impairments of intangible assets are presented within Other operating expenses in the statement of Profit or Loss.
Goodwill
Goodwill is allocated to groups of cash generating units (CGUs) as follows:

Goodwill allocation to group of CGUs
in EUR million	Method used for recoverable amount	Discount rate		Terminal growth rate		Goodwill
Group of CGUs		2025	2024	2025	2024	2025	2024
Retail Netherlands	Value in use	7.20%	7.81%	2.00%	2.00%	30	30
Retail Germany	Value in use	7.20%	7.77%	2.20%	2.00%	356	356
Retail Poland	Value in use	8.76%	9.30%	2.50%	2.50%	77	76
Retail Romania	Value in use	10.86%	11.45%	2.60%	3.00%	14	15
						477	476

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-257

Impairment testing
Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill-carrying CGU with its carrying amount. The key assumptions used in the calculation of the recoverable amounts are included in the table above. Furthermore, ING Group tests goodwill whenever a triggering event is identified. In 2025, no triggering events were identified.
At the annual impairment test in the fourth quarter, the recoverable amount exceeds the carrying value of the
CGUs as at 31 December 2025 and therefore no impairment is required (31 December 2024: nil).
Methodology
The recoverable amount is determined as the higher of the fair value less costs of disposal and Value in Use (VIU).
The VIU calculation is based on a Dividend Discount model using three-year management-approved plans, updated for expected changes in the macroeconomic environment. When estimating the VIU of a CGU, local conditions and requirements determine the capital requirements, discount rates, and terminal growth rates. These local conditions and requirements determine the ability to upstream excess capital and profits to ING Group. The discount rate calculation includes other inputs such as equity market premium, country risk premium, and long-
term inflation which are based on market sources and management’s judgement. The long-term growth rate is based on the long-term inflation rate obtained from market sources. The impacts of climate risk are included to the extent that they are observable in discount rates and assets prices.
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
Software
Software includes internally developed software amounting to EUR 956 million (2024: EUR  768 million). Software capitalisation amounts increased in 2025 following the significant IT-platform investments in our Retail business.
Software is reviewed for indicators of impairment. Irrespective of whether there is an indication of impairment, software under development is tested annually for impairment.
11  Other assets

Other assets by type
in EUR million	2025	2024
Assets held for sale	164	0
Net defined benefit assets	528	568
Investment properties	27	19
Property development and obtained from foreclosures	17	18
Prepayments	829	413
Accrued assets	480	499
Amounts to be settled	4,076	3,550
Other	1,853	1,879
	7,975	6,945
Disclosures in respect of Net defined benefit assets are provided in Note 33 'Pensions and other post-employment benefits'.
Amounts to be settled include primarily transactions not settled at the balance sheet date. The nature of these transactions is short term and they are expected to settle shortly after the closing date of the balance sheet. Other relates to various receivables in the normal course of business, including short-term receivables from mortgages issued to notary accounts pending transfer to customers and other amounts receivable from customers.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-258

12  Deposits from banks

Deposits from banks by type
	Netherlands		Rest of the world		Total
in EUR million	2025	2024	2025	2024	2025	2024
Non-interest bearing	2	5	115	166	117	171
Interest bearing	6,438	5,845	11,962	10,707	18,400	16,553
	6,440	5,850	12,077	10,873	18,517	16,723
Deposits from banks includes non-subordinated deposits and, to a lesser extent, repurchase transactions. For more information on reverse repurchase transactions, refer to Note 4 'Financial assets at fair value through profit or loss'.
13  Customer deposits

Customer deposits
in EUR million	2025	2024
Current accounts / Overnight deposits	238,940	227,827
Savings accounts	382,066	354,560
Time deposits	98,599	107,695
Other	1,768	1,579
	721,373	691,661
Current accounts / Overnight deposits, Savings accounts and Time deposits include balances with individuals, respectively EUR  113,586 million (2024: EUR  107,068 million), EUR  347,234 million (2024: EUR  324,135 million)
and EUR  50,033 million (2024: EUR  56,599 million).

Customer deposits by type
	Netherlands		Rest of the world		Total
in EUR million	2025	2024	2025	2024	2025	2024
Non-interest bearing	3	26	30,036	27,142	30,039	27,168
Interest bearing [1]	246,230	237,395	445,104	427,098	691,334	664,493
	246,233	237,421	475,140	454,240	721,373	691,661
1 Interest bearing includes current accounts which are not remunerated. However, ING holds the contractual right to revise the rates.
14  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
in EUR million	2025	2024
Trading liabilities	23,427	35,255
Non-trading derivatives	1,338	2,101
Designated at fair value through profit or loss	55,768	49,543
	80,532	86,900
Trading liabilities

Trading liabilities by type
in EUR million	2025	2024
Equity securities	682	467
Debt securities	1,872	3,185
Funds on deposit	191	5,437
Derivatives	20,681	26,166
	23,427	35,255
Non-trading derivatives

Non-trading derivatives by type
in EUR million	2025	2024
Derivatives used in:
- fair value hedges	54	79
- cash flow hedges	254	573
- hedges of net investments in foreign operations	74	117
Other non-trading derivatives	957	1,332
	1,338	2,101
Reference is made to Note 36 'Derivatives and hedge accounting' for information on derivatives used for hedge accounting.
Other non-trading derivatives mainly include interest-rate swaps, foreign-exchange swaps and cross-currency swaps for which no hedge accounting is applied.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-259

Designated at fair value through profit or loss

Designated at fair value through profit or loss by type
in EUR million	2025	2024
Debt securities	8,707	9,844
Funds entrusted	46,930	39,577
Subordinated liabilities	131	122
	55,768	49,543
As at 31 December 2025, the change in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk is EUR 57 million on a cumulative basis (2024: EUR  17 million). This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest-rate risk based on yield curves).
The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated at fair value through profit or loss excluding repurchase agreements (part of funds entrusted) is EUR
9,574 million (2024: EUR  11,376 million).
Funds entrusted include mainly repurchase agreements. For more information on repurchase transactions, refer to Note 4 'Financial assets at fair value through profit or loss'.
15  Provisions

Provisions by type
in EUR million	2025	2024
Reorganisation provisions	333	201
Litigation provisions	362	288
Other provisions	105	139
	800	628
Loan loss provisions for guarantees and loan commitments	141	146
	941	774
For details and changes on loan loss provisioning for guarantees and loan commitments, refer to ‘Risk management – Credit risk’ paragraph 'Loan loss provisioning'.

Changes in provisions
	Reorganisation		Litigation		Other provisions		Total
in EUR million	2025	2024	2025	2024	2025	2024	2025	2024
Opening balance as at 1 January	201	231	288	193	139	355	628	779
Additions [1]	295	146	128	116	35	26	457	288
Releases [1]	-6	-4	-9	-15	-13	-46	-28	-64
Utilised	-146	-163	-45	-31	-58	-196	-248	-390
Exchange rate differences	-5		1	1	-1	-1	-5
Other changes	-5	-10	-2	25	2	1	-4	16
Closing balance	333	201	362	288	105	139	800	628
1Additions to provisions and unused amounts released are presented in Note 26 'Other operating expenses' in the Statement of Profit or Loss.
As at 31 December 2025, amounts expected to be settled within 12 months in provisions amount to EUR
694 million (2024: EUR  574 million). The amounts included are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.
Reorganisation provisions
Reorganisation initiatives are implemented over a period of several years and the estimate of the reorganisation provisions is inherently uncertain.
Litigation provisions
Furthermore, we refer to Note 42 'Legal proceedings' for any contingent liabilities in respect of legal proceedings.
Other provisions
In 2024, the utilisations in the Other provisions mainly relate to the provision for the compensation of Dutch retail customers for past interest charges that did not sufficiently track market rates.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-260

16  Other liabilities

Other liabilities by type
In EUR million	2025	2024
Net defined benefit liability	141	152
Other post-employment benefits	42	38
Other staff-related liabilities	798	784
Other taxation and social security contributions	837	899
Rents received in advance	15	14
Costs payable	2,021	1,764
Amounts to be settled	4,188	4,290
Lease liabilities	1,050	1,116
Other	2,898	3,311
	11,989	12,369
Disclosures in respect of Net defined benefit liabilities are provided in Note 33 'Pensions and other post-
employment benefits'. Other staff-related liabilities comprise provisions for vacation leave, jubilee, disability and illness, as well as liabilities for variable compensations.
Lease liabilities relate to right-of-use assets. Disclosures regarding right-of-use assets are provided in Note 9
'Property and equipment'. The total cash outflow for leases in 2025 was EUR 282 million (2024: EUR 290 million).
Amounts to be settled include primarily transactions not settled at the balance sheet date. The nature of these transactions is short term and have settled after the closing date of the balance sheet. The line Other relates mainly to amounts payable to suppliers. It also includes the remaining EUR 732 million (2024: EUR 1,275 million)
obligation related with share buyback programme.
17  Debt securities in issue
Debt securities in issue relate to debentures and other issued debt securities with either fixed interest rates or interest rates based on floating interest rate levels, such as certificates of deposit and accepted bills issued by ING
Group, except for subordinated items. Debt securities in issue do not include debt securities presented as Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business.

Debt securities in issue – maturities
In EUR million	2025	2024
Fixed rate debt securities
Within 1 year	34,021	27,333
More than 1 year but less than 2 years	10,392	13,085
More than 2 years but less than 3 years	13,898	10,857
More than 3 years but less than 4 years	12,624	13,300
More than 4 years but less than 5 years	13,093	12,201
More than 5 years	28,731	30,640
Total fixed rate debt securities	112,760	107,416

Floating rate debt securities
Within 1 year	28,774	26,262
More than 1 year but less than 2 years	1,761	2,821
More than 2 years but less than 3 years	830	1,939
More than 3 years but less than 4 years	1,688	117
More than 4 years but less than 5 years	913	902
More than 5 years	4,506	2,910
Total floating rate debt securities	38,472	34,951

Total debt securities	151,231	142,367
Reference is made to the Consolidated statement of cash flows for more information on issuances, redemptions and non-cash movements.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-261

18  Subordinated loans

Subordinated loans
In EUR million	2025	2024
Subordinated loans	18,100	17,878
Subordinated loans are bonds issued by ING Groep N.V. and its subsidiaries to raise Tier 1 and Tier 2 (CRR-eligible)
capital. Under IFRS these securities are classified as liabilities, and for regulatory purposes they are considered as capital.
In 2025 ING Groep N.V. issued EUR    1.25 billion 4.13% Fixed Rate Subordinated Green Tier 2 Notes in May, EUR
1.25 billion 3.88% Fixed Rate Subordinated Tier 2 Notes in August and USD  1.50 billion 7.00% Perpetual AT1
Contingent Convertible Capital Securities in September.
In 2025 ING Groep N.V. redeemed EUR  750 million 2.00% Fixed Subordinated Tier 2 notes in March, USD  1.25 billion 6.50% Perpetual AT1 Contingent Convertible Capital Securities in April and EUR  1 billion 1.00% Fixed
Subordinated Tier 2 notes in November.
Reference is made to the Consolidated statement of cash flows for further information on issuances and redemptions.
19  Equity

Total equity
In EUR million	2025	2024	2023
Share capital and share premium
- Share capital	30	31	35
- Share premium	17,116	17,116	17,116
	17,147	17,148	17,151

Other reserves
- Revaluation reserve: Equity securities at FVOCI	1,444	1,816	1,152
- Revaluation reserve: Debt instruments at FVOCI	-41	-479	-280
- Revaluation reserve: Cash flow hedge	-1,096	-1,693	-2,058
- Revaluation reserve: Credit liability	-49	-15	31
- Revaluation reserve: Property in own use	156	161	178
- Net defined benefit asset/liability remeasurement reserve	-345	-333	-317
- Currency translation reserve	-2,774	-1,986	-2,527
- Share of associates and joint ventures and other reserves	2,031	2,607	3,047
- Treasury shares	-2,404	-765	-1,994
	-3,080	-687	-2,767

Retained earnings	40,016	36,243	40,299

Shareholders’ equity (parent)	54,083	52,703	54,684
Non-controlling interests	1,255	995	944
Total equity	55,339	53,698	55,628
Adjustments for hyperinflation
ING applies IAS 29 ‘Hyperinflation’ on its investment in Türkiye since 2022. The IAS 29 indexation impact on equity was EUR 34 million (2024: EUR 50 million; 2023: EUR 54 million) of which EUR 123 million (2024: EUR 202 million;
2023: EUR 284 million) in the currency translation reserve, EUR 0 million (2024: EUR  4 million; 2023: EUR  3 million)
in revaluation reserves and EUR -89 million (2024: EUR  -156 million; 2023: EUR  -234 million) in profit or loss.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-262

Share capital and share premium

Share capital
				Ordinary shares (par value EUR 0.01)
	Number x 1,000			In EUR million
	2025	2024	2023	2025	2024	2023
Authorised share capital	9,142,000	9,142,000	9,142,000	91	91	91
Unissued share capital	6,120,457	5,994,609	5,643,806	61	60	56
Issued share capital	3,021,543	3,147,391	3,498,194	30	31	35

Changes in issued share capital
	Ordinary shares (par value EUR 0.01)
	Number x 1,000	In EUR million
Issued share capital as at 31 December 2022	3,726,539	37
Issue of shares	5
Cancellation of shares	-228,350	-2
Issued share capital as at 31 December 2023	3,498,194	35
Cancellation of shares	-350,803	-4
Issued share capital as at 31 December 2024	3,147,391	31
Cancellation of shares	-125,848	-1
Issued share capital as at 31 December 2025	3,021,543	30
In 2022, shares were issued in order to fund obligations arising from share-based employee incentive programmes. As from 2023 these shares are repurchased from the market. The cancellation of shares relates to the shares purchased under the share buyback programme which was completed in October 2025. For further information, reference is made to 'Ordinary shares held by ING Group (treasury shares)'.
As at 31 December 2025 ING Groep N.V. has issued USD    9,000 million (2024: USD  8,750 million; 2023: USD  7,750
million) Perpetual Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions (when the Group CET1 ratio has fallen below 7.00%) to such a conversion are fulfilled. As a result of this conversion, the issued share capital can increase by up to 1,014 million (2024: 982 million; 2023: 864 million) ordinary shares. Reference is made to Note 18 'Subordinated loans'.
Ordinary shares
All ordinary shares are registered. No share certificates have been issued. The par value of ordinary shares is EUR
0.01. The authorised ordinary share capital of ING Groep N.V. currently consists of 9,142 million ordinary shares. As at 31 December 2025, 3,022 million ordinary shares were issued and fully paid.
Ordinary shares held by ING Group (Treasury shares)
As at 31 December 2025, 119.1 million ordinary shares (2024: 51.1 million; 2023: 154.6 million) of ING Groep N.V.
with a par value of EUR 0.01 are held by ING Groep N.V. or its subsidiaries.
Share premium
No changes in 2025, 2024 and 2023.
Revaluation reserves

Changes in revaluation reserve: Equity securities and Debt instruments at FVOCI
	Equity securities at FVOCI			Debt instruments at FVOCI
In EUR million	2025	2024	2023	2025	2024	2023
Opening balance	1,816	1,152	1,187	-479	-280	-341
Unrealised revaluations	-366	664	-35	459	-261	53
Realised gains/losses transferred to the statement of profit or loss				-21	62	9
Realised revaluations transferred to retained earnings	-6		1
Closing balance	1,444	1,816	1,152	-41	-479	-280
Equity securities at FVOCI
In 2025, the unrealised revaluation of EUR -366 million (2024: EUR 664 million; 2023: EUR  -35 million) includes revaluation of shares in Bank of Beijing for EUR -403 million (2024: EUR 652 million; 2023: EUR  -24 million).

Changes in cash flow hedge and credit liability reserve
	Cash flow hedge			Credit liability
In EUR million	2025	2024	2023	2025	2024	2023
Opening balance	-1,693	-2,058	-3,055	-15	31	70
Changes in credit liability reserve				-34	-46	-39
Unrealised revaluations	597	365	997
Closing balance	-1,096	-1,693	-2,058	-49	-15	31

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-263

Cash flow hedge
The increase in the cash flow hedge reserve, primarily related to floating rate lending with interest rate swaps, in
2025 (EUR 597 million) reflects the impact of changes in interest rates, pull-to-par effect and amortisation of de-
designated hedges. Reference is made to Note 36 'Derivatives and hedge accounting'.

Changes in Property in own use reserve
In EUR million	2025	2024	2023
Opening balance	161	178	176
Unrealised revaluations	7	3	10
Realised revaluations transferred to retained earnings	-12	-20	-8
Closing balance	156	161	178
Net defined benefit asset/liability remeasurement reserve
Reference is made to Note 33 'Pensions and other post-employment benefits'.
Currency translation reserve

Changes in currency translation reserve
In EUR million	2025	2024	2023
Opening balance	-1,986	-2,527	-2,395
Unrealised revaluations	637	-222	183
Realised gains/losses transferred to the statement of profit or loss		1
Exchange rate differences	-1,425	763	-316
Closing balance	-2,774	-1,986	-2,527
Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges. The hedging strategy is to protect the CET1 ratio against adverse impact from exchange rate fluctuations. The net decrease of unrealised revaluations and Exchange rate differences of EUR -789 million is related to several currencies including USD (EUR  -664 million), TRY (EUR -21 million including EUR 123 million IAS
29 indexation effect), GBP (EUR -64 million), PLN (EUR 29  million), UAH (EUR  -16 million), AUD (EUR  -69 million),
RUB (EUR  87 million), THB (EUR  -19 million), RON (EUR -13 million) and other currencies (EUR -39 million).
Share of associates and joint ventures and other reserves

Changes in share of associates, joint ventures and other reserves
In EUR million	2025	2024	2023
Opening balance	2,607	3,047	3,603
Result for the year	14	125	336
Transfer to/from retained earnings	-590	-565	-892
Closing balance	2,031	2,607	3,047
The Share of associates, joint ventures and other reserves includes non-distributable profits from associates and joint ventures of EUR 962 million (2024: EUR  940 million; 2023: EUR  815 million). Other reserves includes a statutory reserve of EUR 108 million (2024: EUR 897 million; 2023: EUR 1,602 million) related to the former
Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN and a legal reserve of EUR  956 million
(2024: EUR 768 million; 2023: EUR 628 million) related to internally developed software. The transfer to retained earnings of EUR -590 million includes the release of the Regio bank and Vakbondsspaarbank SPN reserve of EUR
-802 million (2024: EUR -830 million; 2023: EUR -998 million) against regulatory expenses which are recognised in the statement of profit or loss.
Treasury shares

Changes in treasury shares
	In EUR million			Number x 1,000
	2025	2024	2023	2025	2024	2023
Opening balance	-765	-1,994	-1,205	51,117	154,571	107,395
Purchased/sold for trading purposes	6	2	-7	-480	-211	464
Purchased under staff share plans	-64	-43	-42	3,674	3,319	3,156
Distributed under staff share plans	60	43	41	-3,460	-3,343	-3,106
Purchased under Share buyback programme	-3,641	-3,774	-3,482	194,102	247,584	275,013
Cancelled under Share buyback programme	2,000	5,000	2,701	-125,848	-350,803	-228,350
Closing balance	-2,404	-765	-1,994	119,105	51,117	154,571
In 2025 ING Group initiated three share buyback programmes and completed one from 2024:
▪EUR 2,000 million, commencing on 31 October 2024 and completed by 30 April 2025. A total of 126 million shares have been repurchased at an average effective price of EUR 15.89 per share. The shares have been cancelled in July 2025;
▪EUR 70 million, commencing on 3 March 2025 and completed by 4 March 2025. A total of 4 million shares have been repurchased at an average price of EUR 17.44 per share and for a total consideration of EUR 64 million.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-264

The purpose of the share repurchase programme was to meet obligations under the share-based compensation plans;
▪EUR 2,000 million, commencing on 2 May 2025 and completed by 27 October 2025. A total of 101 million shares have been repurchased at an average effective price of EUR 19.76 per share. The shares have been cancelled in January 2026;
▪EUR 1,100 million, commencing on 30 October 2025 and expected to be completed before 27 April 2026. As per
31 December 2025 a total of 18 million shares have been repurchased at an average price of EUR 22.62 per share and for a total consideration of EUR 397 million. ING has the intention to cancel these shares in June
2026.
Retained earnings

Changes in retained earnings
In EUR million	2025	2024	2023
Opening balance	36,243	40,299	41,538
Impact on opening balance[1]			-45
Transfer to/from other reserves	616	585	899
Result for the year	8,310	5,209	3,804
Dividend and other distributions	-3,691	-4,124	-2,668
Employee share plans	-8	1	-7
Share buybacks and other changes	-1,453	-5,728	-3,222
Closing balance	40,016	36,243	40,299
1In 2023, changes in policy following the adoption of IFRS 17 and change in policy for non-financial guarantees.
Dividend and other distributions
In 2025, a cash dividend of EUR  3,191 million (2024: EUR  3,626 million; 2023: EUR 2,668 million) and in January
2026 an additional cash distribution of EUR 500 million (2024: EUR  498 million; 2023: EUR  0 million) were paid to the shareholders of ING Group. For further information, reference is made to Note 29 'Dividend per ordinary share'.
Share buybacks and other changes
Share buybacks and other changes includes an amount of EUR -1,458 million (2024: EUR  -5,723 million; 2023: EUR
-3,217 million), which corresponds to the purchase and cancellation of treasury shares purchased under the share buyback programmes.
Ordinary shares - Restrictions with respect to dividend and repayment of capital
The following equity components cannot be freely distributed: Revaluation reserves, Net defined benefit asset/
liability remeasurement reserve, Currency translation reserve, Share of associates and joint ventures reserve and
Other reserves including the reserve related to the former Stichting Regio Bank and the former Stichting
Vakbondsspaarbank SPN.
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
Non-distributable reserves, determined in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code, from ING Group’s subsidiaries, associates and joint ventures are as follows:

Non-distributable reserves
In EUR million	2025	2024	2023
ING Bank	6,225	5,672	6,727
Other	0	0	0
Non-distributable reserves	6,225	5,672	6,727
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
Furthermore, ING Groep N.V. is subject to legal restrictions with respect to repayment of capital to holders of ordinary shares. Pursuant to the Dutch Civil Code, capital may only be repaid if none of ING Groep N.V.’s creditors opposes such a repayment within two months following the announcement of a resolution to that effect.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-265

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
cumulative preference shares will be repaid together with the accrued dividend as well as any dividend shortfall in preceding years, insofar as this shortfall has not yet been made up. No specific dividend payment restrictions with respect to the cumulative preference shares exist.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-266

Notes to the Consolidated statement of profit or loss
20  Net interest income

Net interest income
in EUR million	2025	2024	2023		2025	2024	2023
Interest income on loans[1]	30,961	34,146	32,021	Interest expense on deposits[2]	12,843	15,105	11,940
Interest income on debt securities at amortised cost	1,333	1,204	877	Interest expense on debt securities in issue	5,105	5,254	4,014
Interest income on financial assets at fair value through OCI	1,790	1,481	1,078	Interest expense on subordinated loans	813	753	708
Interest income on non-trading derivatives (hedge accounting)	9,676	12,644	10,682	Interest expense on non-trading derivatives (hedge accounting)	10,957	13,767	11,849
Total interest income using effective interest rate method	43,760	49,474	44,658	Total interest expense using effective interest rate method	29,718	34,878	28,510

Interest income on financial assets at fair value through profit or loss	5,401	6,343	4,934	Interest expense on financial liabilities at fair value through profit or loss	4,419	5,479	4,410
Interest income on non-trading derivatives (no hedge accounting)	2,044	3,168	2,637	Interest expense on non-trading derivatives (no hedge accounting)	2,059	3,308	3,131
Interest income other	123	173	171	Interest expense on lease liabilities	27	27	28
Total other interest income	7,568	9,685	7,741	Interest expense other	148	178	157
				Total other interest expense	6,653	8,993	7,726

Total interest income	51,327	59,159	52,399	Total interest expense	36,371	43,871	36,237

				Net interest income	14,957	15,288	16,162
1Includes interest income on loans to customers and banks, cash balances as well as negative interest on liabilities. Negative interest on liabilities amounted to EUR 11 million (2024: EUR  7 million; 2023: EUR  19 million).
2Includes interest paid on deposits from customers and banks, and negative interest on assets. Negative interest on assets amounted to EUR 12 million (2024: EUR  1 million; 2023: nil).
Net interest income was affected by reversing the hedge accounting impacts that are applied under EU ‘IAS 39 carve-out’ with an impact of EUR 276 million (2024: EUR 265 million; 2023: EUR 187 million). The net decrease, without the IAS 39 carve out impact, is EUR 342 million.
For 2024 Interest expense on deposits includes interest paid under the TLTRO III programme of EUR  59 million
(2023: EUR 557 million). The funding under this programme was fully repaid during the first quarter of 2024.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-267

21  Net fee and commission income

Net fee and commission income
in EUR million	2025	2024	2023
Fee and commission income
Payment Services	2,478	2,219	2,062
Securities business	922	734	584
Insurance and other broking	650	594	529
Portfolio management	796	699	625
Lending business	727	650	602
Financial guarantees and other commitments	461	454	459
Other fee and commission income	264	255	248
Total fee and commission income	6,297	5,604	5,109

Fee and commission expenses
Payment Services	858	756	704
Securities business	170	147	128
Distribution of products	457	475	480
Other fee and commission expenses	210	218	202
Total fee and commission expenses	1,696	1,596	1,514

Net fee and commission income	4,602	4,008	3,595
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
Reference is made to Note 30 'Segments', which includes net fee and commission income, as reported to the
Executive Board and the Management Board Banking, disaggregated by segment.
22  Valuation results and net trading income

Valuation results and net trading income
in EUR million	2025	2024	2023
Securities trading results	4,801	996	873
Derivatives trading results	-3,053	207	116
Other trading results	263	336	273
Change in fair value of derivatives relating to
– fair value hedges	1,111	1,016	1,606
– cash flow hedges (ineffective portion)	10	35	48
– other non-trading derivatives	1,550	140	-4,071
Change in fair value of assets and liabilities (hedged items)	-1,078	-1,043	-1,679
Valuation results on assets and liabilities designated at FVPL (excluding trading)	8	32	-128
Foreign exchange transactions results	2,175	-105	1,230
	5,789	1,614	-1,732
In general, the fair value movements are influenced by changes in the market conditions, such as stock prices, credit spreads, interest rates and currency exchange rates. In 2025, the interest rate volatility resulted in a positive EU IAS39 carve out adjustment of EUR 2,367 million (2024: EUR  -1,793 million; 2023: EUR  -4,642 million).
Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are classified under IFRS as Trading but are closely related to servicing the needs of the clients of ING. ING offers products that are traded on the financial markets to institutional clients, corporate clients, and governments. ING’s trading books are managed based on internal limits and comprise a mix of products whose results may neutralise one another. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not always allow the netting of these positions in the statement of financial position. Reference is made to Note 4 'Financial assets at fair value through profit or loss' and Note 14 'Financial liabilities at fair value through profit or loss' for information on trading assets and trading liabilities respectively.
Securities trading results include the results of market making in instruments such as government securities, equity securities, corporate debt securities, and money-market instruments. The majority of the risks involved in security and currency trading are economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. Derivatives trading results include the results of derivatives such as interest

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-268

rate swaps, options, futures, and forward contracts. Trading gains and losses relating to trading securities still held as at 31 December 2025 amount to EUR 1,219 million (2024: EUR  20 million; 2023: EUR  160 million).
Other trading results include the results of trading loans and funds entrusted.
Foreign-exchange transactions results include gains and losses from spot, options, futures, and translated foreign currency assets and liabilities. The result on currency trading is included in foreign exchange transactions results.
Valuation results and net trading income include the fair value movements on derivatives (used for both hedge accounting and economically hedging exposures) as well as the changes in the fair value of assets and liabilities included in hedging relationships as hedged items. In 2025, fluctuations in interest rate had a significant impact on the fair value changes of both the derivatives and the hedged items designated in fair value hedges. Reference is made to Note 36 'Derivatives and hedge accounting' for information on derivatives used for hedge accounting.
Furthermore, derivatives trading results are also impacted by fair value movements arising from changes in credit spreads (CVA and DVA), bid offer spreads, model risk and incremental cost of funding on derivatives (FVA and
CollVA). Refer to Note 35 'Fair value of assets and liabilities' for information on these valuation adjustments.
23  Investment income

Investment income
in EUR million	2025	2024	2023
Dividend income	116	117	105
Realised gains/losses on disposal of debt instruments measured at FVOCI	28	-104	-11
Other investment income	-15
	129	13	95
Dividend income mainly consists of dividend received from ING’s equity stake in Bank of Beijing.
24  Other net income

Other net income
in EUR million	2025	2024	2023
Net monetary loss reflecting IAS 29 hyperinflation impact	-84	-159	-244
Income related to a prior insolvency of a financial institution in the Netherlands	16	53
Sale of the remaining NNHB mortgages		21
Other	70	82	97
	3	-3	-147
The net monetary loss, reflecting the IAS 29 hyperinflation impact, is fully related to the indexation of ING Türkiye's statement of financial position and statement of profit or loss with an offsetting effect in the currency translation reserve.
25  Staff expenses

Staff expenses
in EUR million	2025	2024	2023
Salaries	5,277	4,906	4,559
Pension costs and other staff-related benefit costs	488	455	418
Social security costs	752	690	635
Share-based compensation arrangements	52	45	31
External employees	662	720	776
Education	56	49	50
Other staff costs	313	319	256
	7,600	7,184	6,725
Share-based compensation arrangements include EUR 52 million (2024: EUR  45 million; 2023: EUR  31 million)
relating to equity-settled share-based payment arrangements.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-269

Number of employees
	Netherlands			Rest of the world			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Total average number of internal employees at full time equivalent basis	15,280	14,821	14,449	47,490	46,301	44,985	62,770	61,121	59,434
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
The share awards granted in 2025 relate to the performance year 2024. In 2025, 48,224 share awards (2024:
59,490; 2023: 52,693) were granted to the members of the Executive Board of ING Groep N.V., and 97,248 share awards (2024: 121,504; 2023: 172,103) were granted to the Management Board Banking. To senior management and other employees 3,876,388 share awards (2024: 4,248,400; 2023: 3,244,951) were granted.
The shares granted under the Share Based Compensation Plans create obligations for ING Group that require funding. Starting in 2023, shares are purchased from the market to fund the obligations arising out of the awards granted under the share plans.

Changes in share awards
	Share awards (in numbers)			Weighted average grant date fair values (in euros)
	2025	2024	2023	2025	2024	2023
Opening balance as at 1 January	4,855,542	3,897,800	3,699,555	10.88	8.81	7.97
Granted	4,021,860	4,429,394	3,469,747	17.57	13.75	9.71
Vested	-3,448,317	-3,343,429	-3,113,115	14.67	12.29	8.83
Forfeited	-138,970	-128,223	-158,387	13.99	10.73	8.54
Closing balance	5,290,115	4,855,542	3,897,800	13.44	10.88	8.81
As at 31 December 2025, there were 5,290,115 share awards outstanding (2024: 4,855,542; 2023: 3,897,800).
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
As at 31 December 2025, total unrecognised compensation costs related to share awards amount to EUR 33 million (2024: EUR 25 million; 2023: EUR 15 million). These costs are expected to be recognised over a weighted average period of 2.0 years (2024: 2.0 years; 2023: 2.0 years).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-270

26  Other operating expenses

Other operating expenses
in EUR million	2025	2024 [1]	2023 [1]
Promotional and clients acquisition costs	443	441	369
IT related expenses (excluding outsourcing and subcontracting)	768	694	653
Outsourcing and subcontracting	697	664	579
Facilities	271	277	289
Market data services	153	136	120
Advisory fees	298	321	299
Audit and supervisory fees	142	142	123
Indirect taxes	208	235	107
Regulatory costs	866	882	1,042
Depreciation and impairment of property and equipment 9	451	475	493
Amortisation and impairment of intangible assets 10	230	228	218
Additions and releases of provisions 15	322	219	243
Other	134	223	303
	4,984	4,937	4,839
1ING changed the presentation of Other operating expenses as of 2025. The comparative figures for 2024 and 2023 have been updated accordingly. The reclassifications do not affect the total amount of Other operating expenses.
Reference is made to Note 9 'Property and equipment' for (reversals of) impairments of property and equipment and Note 10 'Intangible assets' for (reversals of) impairments of intangible assets.
For more information on addition to (unused amounts reversed of) provision for reorganisations refer to Note 15
'Provisions' and for more information on addition to (unused amounts reversed of) other provisions refer to Note
15 'Provisions' and Note 42 'Legal proceedings'.
Regulatory costs
Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), the Single Resolution Fund
(SRF), local bank taxes and local resolution funds. Included in Regulatory costs for 2025, are contributions to DGS of
EUR 167 million (2024: EUR 230 million; 2023: EUR 320 million) mainly related to Belgium, Poland, Germany and the Netherlands and contributions to the SRF and local resolution funds of EUR 41 million (2024: EUR 35 million;
2023: EUR 251 million). In 2025 local bank taxes increased by EUR 41 million from EUR 617 million in 2024 to EUR
657 million (2023: EUR 472 million).
27  Audit fees
Total audit and non-audit services include the following fees for services provided by the Group’s auditor.

Fees of Group’s auditor
in EUR million	2025	2024	2023
Audit fees	32	33	29
Audit related fees	4	4	1
Total[1]	36	37	30
1The Group’s auditor did not provide any non-audit services.
Fees as disclosed in the table above relate to the network of the Group’s auditors and are the total fees charged for the period excluding VAT.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-271

28  Earnings per ordinary share

Earnings per ordinary share
				Weighted average number
				of ordinary shares outstanding
	Amount			during the period			Per ordinary share
	(in EUR million)			(in millions)			(in EUR)
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Basic earnings	8,324	5,334	4,140	2,989.7	3,228.7	3,562.9	2.78	1.65	1.16
Basic earnings from continuing operations	8,324	5,334	4,140				2.78	1.65	1.16

Effect of dilutive instruments:
Share plans				0.0	0.0	2.4
				0.0	0.0	2.4

Diluted earnings	8,324	5,334	4,140	2,989.7	3,228.7	3,565.3	2.78	1.65	1.16
Diluted earnings from continuing operations	8,324	5,334	4,140				2.78	1.65	1.16
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
diluted earnings per share.
29  Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2023
- Interim dividend, paid August 2023	0.350	1,260
- Final dividend, paid May 2024	0.756	2,497
Total dividend in respect of 2023	1.106	3,757
In respect of 2024
- Interim dividend, paid August 2024	0.350	1,129
- Final dividend, paid May 2025	0.710	2,152
Total dividend in respect of 2024	1.060	3,281
In respect of 2025
- Interim dividend, paid August 2025	0.350	1,039
- Final dividend declared	0.736	2,125
Total dividend for the period ending 31 December 2025	1.086	3,164
On 22 April 2025, the Annual General Meeting of shareholders ratified the total dividend of EUR 1.06 per ordinary share of which EUR 0.35 per share was paid as an interim cash dividend during August 2024. The final dividend of
EUR 0.71 per ordinary share was paid entirely in cash on 2 May 2025.
In October 2025 an additional cash distribution of EUR 0.172 per share was declared to shareholders of ING Group and EUR 500 million was paid in January 2026 (2024: EUR 498 million, EUR 0.161 per share 2023: nil).
The Board has proposed to pay a final cash dividend over 2025 of EUR 0.736 per share. This is subject to approval by shareholders at the Annual General Meeting in April 2026.
ING Groep N.V. is required to withhold tax of 15% on dividends paid. Reference is made to Note 19 'Equity' for more information on share buyback programmes and other distributions.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-272

Segment reporting
30  Segments
ING Group’s segments are based on the internal reporting structure by lines of business.
The Executive Board of ING Group and the Management Board Banking (together the Chief Operating Decision
Maker or CODM) set the performance targets, and approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial plans in conformity with the strategy and performance targets set by the CODM.
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

Specification of geographical split of the segments
Geographical split of the segments	Main countries
The Netherlands
Belgium	Including Luxembourg
Germany
Other Challengers	Australia, Italy, Spain and Portugal
Growth Markets	Poland, Romania and Türkiye
Wholesale Banking Rest of World	Other countries in Europe & Middle East, Americas, Asia
Other	Corporate Line

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-273

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
The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany, France, Spain, Italy and Romania that are not eligible under IFRS-IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the fair value changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).
The segment reporting in the annual report on Form 20-F has been prepared in accordance with International
Financial Reporting Standards as issued by the EU (IFRS-EU) and reconciled to International Financial Reporting
Standards as issued by the International Accounting Standards Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the
Wholesale Banking segment, and in the geographical split of the segments in the Netherlands, Belgium, Germany,
Other Challengers, Growth Markets and Wholesale Banking Rest of World.
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
Corporate Line also includes certain other income and expenses that are not allocated to the banking businesses, such as our investments in Bank of Beijing and TMBThanachart Bank (Asian stakes) as well as our stake in Van
Lanschot Kempen (which in 2025 was increased to 20.3%). Furthermore, as from 2022, results in the Corporate
Line have been impacted by the application of hyperinflation accounting in the consolidation of our subsidiary in
Türkiye (IAS 29).
Total income within the Corporate Line increased 28% to EUR 484 million, up from EUR 378 million in the previous year. This growth was driven by higher income from foreign currency ratio hedging (up EUR 70 million year-on-
year), increased results from our financial stakes (EUR 49 million, including a favourable revaluation of the derivative related to the forward purchase of a stake in Van Lanschot Kempen), and a diminished impact from IAS
29 (reflecting lower inflation in Türkiye). In both years, results also included a receivable related to the prior insolvency of a financial institution in the Netherlands: EUR 16 million in 2025 and EUR 53 million in 2024.
Operating expenses for the Corporate Line decreased to EUR 512 million, compared with EUR 533 million in 2024.
The 2025 figure comprised a hyperinflation impact of EUR 12 million and EUR 73 million in restructuring costs. In
2024, expenses included a EUR  35 million hyperinflation impact, EUR 25 million in restructuring costs, a EUR 22 million one-off CLA-related payment to staff in the Netherlands, and a EUR 21 million litigation provision. Expenses excluding the aforementioned items declined year-on-year due to a higher VAT refund.
The information presented in this note is in line with the information presented to the Executive Board of ING
Group and Management Board Banking.
This note does not provide information on the types of products and services from which each reportable segment derives its revenues, as this is not reported internally.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-274

Reconciliation between IFRS-IASB and IFRS-EU income, expense and net result
12 month period	2025					2024					2023
in EUR million	Income	Expenses	Taxation	Non-controlling interests	Net result [1]	Income	Expenses	Taxation	Non-controlling interests	Net result[1]	Income	Expenses	Taxation	Non-controlling interests	Net result[1]
Net result IFRS-IASB attributable to equity holder of the parent	25,678	13,887	3,192	275	8,324	21,087	13,315	2,181	258	5,334	18,121	12,084	1,662	235	4,140

Remove impact of:
Adjustment of the EU 'IAS 39 carve out' [2]	-2,643		-647		-1,996	1,528		470		1,058	4,455		1,308		3,147
Net result ING Group IFRS-EU [3]	23,035	13,887	2,545	275	6,327	22,615	13,315	2,650	258	6,392	22,575	12,084	2,970	235	7,287
1Net result in the table above reflects the net result attributable to shareholders of the parent.
2ING prepares the Form 20-F in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the underlying result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
3IFRS-EU figures include the impact of applying the EU 'IAS 39 carve-out'.

ING Group Total
12 month period	2025			2024			2023
in EUR million	ING Bank	Other	Total ING Group	ING Bank	Other	Total ING Group	ING Bank	Other	Total ING Group
Income
Net interest income	14,542	139	14,681	14,749	275	15,023	15,809	166	15,976
Net fee and commission income	4,597	5	4,602	4,002	6	4,008	3,586	9	3,595
Total investment and other income	3,752		3,752	3,584		3,584	3,006	-1	3,005
– of which share of result from associates and joint ventures	200		200	170		170	144		144
– of which revaluations and trading income	3,422		3,421	3,407	1	3,407	2,910		2,910
Total income	22,891	144	23,035	22,334	281	22,615	22,401	174	22,575

Expenditure
Operating expenses	12,576	7	12,583	12,116	5	12,121	11,563	1	11,564
– of which Regulatory costs	866		866	882		882	1,042		1,042
Addition to loan loss provisions	1,304		1,304	1,194		1,194	520		520
Total expenses	13,879	7	13,887	13,310	5	13,315	12,083	1	12,084

Result before taxation	9,012	136	9,148	9,025	275	9,300	10,318	173	10,492
Taxation	2,510	35	2,545	2,580	71	2,650	2,926	44	2,970
Non-controlling interests	275		275	258		258	235		235
Net result IFRS-EU	6,226	101	6,327	6,187	205	6,392	7,157	129	7,287
Adjustment of the EU 'IAS 39 carve out'	1,996		1,996	-1,058		-1,058	-3,147		-3,147
Net result IFRS-IASB	8,223	101	8,324	5,130	205	5,334	4,010	129	4,140

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-275

Segments
12 month period	2025							2024							2023
in EUR million	Retail Nether- lands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line	Total	Retail Nether- lands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line	Total	Retail Nether- lands	Retail Belgium	Retail Germany	Retail Other [1]	Wholesale Banking	Corporate Line	Total
Income
Net interest income	3,115	1,786	2,457	3,892	2,997	434	14,681	3,027	1,959	2,647	3,817	3,259	315	15,023	3,096	2,063	2,862	3,437	4,028	489	15,976
Net fee and commission income	1,128	692	632	717	1,433	1	4,602	1,049	603	433	609	1,317	-3	4,008	959	502	357	519	1,259	-1	3,595
Total investment and other income	726	197	-98	299	2,579	49	3,752	835	189	-173	263	2,405	66	3,584	945	117	-67	277	1,771	-38	3,005
– of which share of result from associates and joint ventures	-8	119		11	-56	133	200		81		8	-36	118	170				7	31	107	144
– of which revaluations and trading income	689	118	-112	257	2,571	-102	3,421	810	81	-160	253	2,478	-55	3,407	898	61	-57	264	1,730	13	2,910
Total income	4,968	2,674	2,991	4,908	7,009	484	23,035	4,910	2,751	2,906	4,688	6,981	378	22,615	5,001	2,683	3,152	4,233	7,057	450	22,575

Expenditure
Operating expenses	2,089	1,878	1,362	2,905	3,837	512	12,583	2,124	1,811	1,303	2,792	3,558	533	12,121	2,135	1,852	1,243	2,479	3,313	542	11,564
– of which Regulatory costs	67	261	32	287	219		866	114	206	88	261	212	1	882	212	211	96	252	271		1,042
Addition to loan loss provisions	107	153	171	323	549	1	1,304	-8	134	149	291	627	1	1,194	5	169	119	313	-92	5	520
Total expenses	2,196	2,031	1,533	3,228	4,386	513	13,887	2,117	1,944	1,452	3,083	4,185	534	13,315	2,140	2,022	1,362	2,792	3,222	547	12,084

Result before taxation	2,773	644	1,457	1,680	2,624	-30	9,148	2,793	807	1,455	1,605	2,796	-156	9,300	2,861	661	1,790	1,441	3,836	-97	10,492
Taxation	733	178	472	398	673	92	2,545	723	210	505	381	693	138	2,650	740	182	631	359	900	158	2,970
Non-controlling interests	0	0	2	225	48	0	275	0	0	1	221	35	0	258	0	0	0	174	61	0	235
Net result IFRS-EU [1]	2,040	466	983	1,058	1,902	-121	6,327	2,070	597	949	1,002	2,068	-294	6,392	2,121	479	1,159	908	2,875	-255	7,287
Adjustment of the EU 'IAS 39 carve out'					1,996		1,996					-1,058		-1,058					-3,147		-3,147
Net result IFRS-IASB [1]	2,040	466	983	1,058	3,899	-121	8,324	2,070	597	949	1,002	1,010	-294	5,334	2,121	479	1,159	908	-272	-255	4,140
1Net result in the table above reflects the net result attributable to shareholders of the parent.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-276

Geographical split of the segments
12 month period	2025								2024								2023
in EUR million Income	Nether- lands	Belgium	Ger- many	Other Challen gers	Growth markets	Wholesale Banking Rest of World	Other	Total	Nether- lands	Belgium	Ger- many	Other Challen gers	Growth markets	Wholesale Banking Rest of World	Other	Total	Nether- lands	Belgium	Ger- many	Other Challen gers	Growth markets	Wholesale Banking Rest of World	Other	Total
Net interest income	2,925	2,277	2,936	2,099	2,526	1,487	431	14,681	3,063	2,478	3,182	2,131	2,409	1,448	312	15,023	3,773	2,712	3,375	2,121	1,961	1,548	486	15,976
Net fee and commission income	1,387	948	698	397	513	660	-1	4,602	1,329	832	484	337	445	585	-3	4,008	1,239	715	400	285	384	573	-1	3,595
Total investment and other income	2,079	198	-112	37	455	1,040	56	3,752	1,889	207	-188	27	408	1,167	74	3,584	1,627	145	-81	21	487	829	-25	3,005
– of which share of result from associates and joint ventures	1	54			11		133	200	-45	87			8		120	170	31				7		107	144
– of which revaluations and trading income	2,072	137	-147	3	409	1,074	-127	3,421	1,916	119	-191	2	403	1,217	-58	3,407	1,568	95	-83	4	479	841	6	2,910
Total income	6,392	3,422	3,522	2,533	3,493	3,186	486	23,035	6,282	3,517	3,478	2,495	3,262	3,200	382	22,615	6,639	3,573	3,694	2,427	2,833	2,950	460	22,575

Expenditure
Operating expenses	3,067	2,260	1,587	1,468	1,922	1,766	514	12,583	3,026	2,170	1,512	1,454	1,759	1,669	531	12,121	3,065	2,195	1,437	1,320	1,495	1,509	544	11,564
– of which Regulatory costs	112	285	33	36	320	80		866	159	228	90	61	260	83	1	882	296	243	103	92	207	101		1,042
Addition to loan loss provisions	168	298	259	134	239	205	1	1,304	42	148	222	188	214	378	1	1,194	-111	139	35	166	189	96	5	520
Total expenses	3,235	2,558	1,846	1,602	2,161	1,970	515	13,887	3,068	2,319	1,734	1,642	1,973	2,047	532	13,315	2,954	2,334	1,472	1,486	1,683	1,605	549	12,084

Result before taxation	3,157	865	1,676	931	1,333	1,216	-29	9,148	3,213	1,198	1,744	853	1,289	1,153	-149	9,300	3,685	1,239	2,222	941	1,149	1,345	-89	10,492
Retail Banking	2,773	644	1,457	593	1,087			6,554	2,793	807	1,455	534	1,071			6,660	2,861	661	1,790	649	792			6,753
Wholesale Banking	384	221	219	338	246	1,216		2,624	420	391	289	319	218	1,153	7	2,796	824	577	432	292	357	1,345	8	3,836
Corporate Line							-30	-30							-156	-156							-97	-97
Result before taxation	3,157	865	1,676	931	1,333	1,216	-29	9,148	3,213	1,198	1,744	853	1,289	1,153	-149	9,300	3,685	1,239	2,222	941	1,149	1,345	-89	10,492
Taxation	833	236	543	292	263	287	92	2,545	847	308	563	272	256	267	137	2,650	909	349	723	282	225	335	148	2,970
Non-controlling interests			2		273			275			1		256			258					234			235
Net result IFRS-EU 1	2,324	629	1,131	639	796	929	-121	6,327	2,367	889	1,179	581	777	886	-286	6,392	2,776	889	1,499	659	690	1,011	-237	7,287
Adjustment of the EU 'IAS 39 carve out'	931	603	465	15	1	-18		1,996	225	-398	-860	-5		-20		-1,058	-277	-1,012	-1,825	-9		-23		-3,147
Net result IFRS-IASB [1]	3,255	1,231	1,596	654	797	911	-121	8,324	2,591	492	319	576	777	865	-286	5,334	2,499	-123	-326	649	690	988	-237	4,140
1Net result in the table above reflects the net result attributable to shareholders of the parent.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-277

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
ING Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. The total top-up tax that is expected to be paid by ING
Group per jurisdiction over 2025 amounts to EUR 5.8 million (2024: EUR 9.5 million).

Overview Top up tax to be paid per jurisdiction (EUR million)
Country	2025	2024
Singapore	3.0	6.5
Ireland	2.2	2.1
Bulgaria	0.3	0.6
Switzerland	0.3	0.3
	5.8	9.5

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-278

The table below provides additional information, for the years 2025, 2024 and 2023 respectively, on names of principal subsidiaries and branches, the nature of main activities and the average number of employees on a full-
time equivalent basis by country/tax jurisdiction.

Additional information by country
Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main (banking) activity	Average number of employees at full time equivalent basis			Total income			Total assets			Result before tax			Taxation			Tax paid
				2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Netherlands	Netherlands	ING Bank N.V.	Wholesale / Retail	15,280	14,821	14,449	6,832	5,201	5,171	305,860	301,955	294,485	2,833	1,408	1,445	833	519	461	413	589	601
Belgium	Belgium	ING België N.V.	Wholesale / Retail	5,828	5,994	6,392	3,890	2,767	1,917	137,372	136,765	128,391	1,666	759	-119	440	198	7	245	272	169
	Luxembourg	ING Luxembourg S.A.	Wholesale / Retail	865	887	939	432	469	587	14,150	13,961	14,435	141	192	328	34	48	84	113	116	40
Germany	Germany	ING DiBa A.G.	Wholesale / Retail	5,673	5,460	5,499	4,320	2,582	1,244	185,220	174,500	171,899	2,474	853	-221	710	280	-55	549	663	904
Rest of Europe	Poland [1]	ING Bank Slaski S.A	Wholesale / Retail	11,130	11,575	11,677	2,798	2,620	2,350	61,344	56,090	52,134	1,411	1,313	1,236	310	280	286	241	231	136
	Spain	Branch of ING Bank N.V.	Wholesale / Retail	1,748	1,692	1,576	1,230	1,224	1,156	38,580	35,917	33,092	575	549	533	189	174	125	170	185	114
	Italy	Branch of ING Bank N.V.	Wholesale / Retail	1,335	1,235	1,190	522	513	433	20,309	16,444	14,832	116	119	128	41	38	54	13	16	19
	Romania [1]	Branch of ING Bank N.V.	Wholesale / Retail	4,514	4,282	3,971	779	749	690	14,151	12,937	11,496	365	401	396	63	67	61	69	76	55
	Türkiye	ING Bank A.S.	Wholesale / Retail	2,574	2,795	2,973	208	142	14	4,958	4,897	4,770	-73	-110	-232	3	18	-20	11	5	29
	UK	Branch of ING Bank N.V.	Wholesale	762	741	722	782	811	758	63,746	59,615	50,572	385	249	510	88	52	131	55	70	101
	Switzerland	Branch of ING Bank N.V.	Wholesale	305	300	292	214	228	248	9,641	9,086	8,501	90	104	137	14	16	19	14	29	52
	France [2]	Branch of ING Bank N.V.	Wholesale	209	194	194	220	214	221	7,876	7,928	8,458	90	-23	91	30	-3	25	7	9	7
	Ireland	Branch of ING Bank N.V.	Wholesale	147	119	82	107	135	83	4,048	3,593	3,907	100	102	71	15	15	9	12	12	8
	Czech Republic	Branch of ING Bank N.V.	Wholesale	124	122	134	75	77	76	3,561	3,382	3,191	27	37	33	6	8	6	8	4	10
	Hungary	Branch of ING Bank N.V.	Wholesale	131	128	127	54	63	85	2,183	2,179	1,893	-2	6	35	3	3	7	2	9	9
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale	239	236	259	186	139	136	1,086	764	925	157	99	151	38	19	31	35	21	20
	Slovakia [1]	Branch of ING Bank N.V.	Wholesale	1,605	1,489	1,347	19	22	20	686	612	618	3	8	11	1	3	2	2	4	2
	Portugal	Branch of ING Bank N.V.	Wholesale	12	11	10	23	23	17	714	815	620	16	18	12	4	4	3	6	4	2
	Ukraine	PJSC ING Bank Ukraine	Wholesale	94	92	91	38	45	53	567	651	590	24	29	44	6	14	22	10	25	7
	Bulgaria	Branch of ING Bank N.V.	Wholesale	64	64	61	25	27	23	611	570	530	6	13	11	1	2	1	3	2	1
	Austria	Branch of ING Bank N.V.	Wholesale	23	20	17	12	10	9	845	394	383	-1	-2	-4	0	0	-1	0	0	1
1Includes significant number of FTEs in relation to global services provided.
2Public subsidies received, as defined in article 89 of the CRD IV, amounts to EUR  0.0 million (2024: EUR  0.1 million; 2023: EUR  0.2 million).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-279

Additional information by country (continued)
Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main (banking) activity	Average number of employees at full-time equivalent basis			Total income			Total assets			Result before tax			Taxation			Tax paid
				2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Rest of the World	Australia	ING Bank (Australia) Ltd.	Wholesale / Retail	2,050	1,994	1,820	971	994	1,033	55,976	53,895	52,734	485	460	572	150	142	174	174	195	185
	USA	ING Financial Holdings Corp.	Wholesale	714	659	603	1,262	1,277	1,124	61,483	65,197	66,143	598	759	654	160	195	185	161	175	183
	Singapore	Branch of ING Bank N.V.	Wholesale	590	572	576	403	474	354	38,414	34,593	26,816	206	333	172	30	44	24	44	24	13
	Japan	Branch of ING Bank N.V.	Wholesale	40	32	32	43	42	40	7,401	9,570	14,267	16	25	17	8	5	7	5	4	10
	South Korea	Branch of ING Bank N.V.	Wholesale	89	86	86	84	86	92	8,343	8,050	6,167	34	32	39	8	7	9	-6	7	24
	Hong Kong	Branch of ING Bank N.V.	Wholesale	100	100	104	70	76	101	3,469	3,512	4,378	18	24	-18	3	4	-2	0	0	0
	Taiwan	Branch of ING Bank N.V.	Wholesale	38	37	37	34	27	39	6,054	3,507	2,597	16	4	0	6	1	1	1	3	0
	China	Branch of ING Bank N.V.	Wholesale	80	78	78	25	29	18	1,129	1,935	998	-8	-5	-12	-3	-1	2	2	0	-9
	Philippines [1]	Branch of ING Bank N.V.	Wholesale	6,392	5,290	4,079	16	16	10	496	477	403	17	14	1	2	3	2	3	3	2
	United Arab Emirates	Branch of ING Bank N.V.	Wholesale	14	12	11	0	0	-2	1	1	1	0	0	-3	0	0	0	0	0	0
	Sri Lanka	Branch of ING Hubs B.V.	Global services	1	5	4	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0
	Brazil	ING ADMINISTRAÇÃO LTDA.	In run-off / liquidation	0	0	2	4	4	18	55	63	73	3	3	17	1	25	0	1	1	4
	Mexico	ING Consulting, S.A. de C.V.	In run-off / liquidation	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		0	0
	Canada	Payvision Canada Services Ltd.	Dissolved in 2023		0	0		0	0		0	0		0	0		0	0		0	0
Total				62,770	61,121	59,434	25,678	21,087	18,121	1,060,329	1,023,856	980,299	11,791	7,772	6,037	3,192	2,181	1,662	2,366	2,754	2,700
1Includes significant number of FTEs in relation to global services provided.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-280

2025
The higher tax charge of 29% in the Netherlands (compared to the statutory rate of 25.8%) was mainly caused by the non-deductible Dutch bank tax (EUR 256 million) and other non-deductible expenses.
Since the Russian invasion of Ukraine, ING has a policy in place to take on no new business with Russian clients. In
2025, we have further scaled down operations and continued actions to separate the business from ING’s networks and systems, which resulted in additional workload for the local operation. On 28 January 2025, an agreement was announced on the sale of our business in Russia to Global Development JSC. As of the date of this report, and as announced in September 2025, the buyer has not received all necessary approvals yet. We continue to work towards completing the transaction and our exit from the Russian market. As reported earlier, on completion of the divestment we expect a negative P&L impact of around EUR 0.8 billion post tax and a negligible impact on our CET1 ratio. The local income and result on a standalone basis over 2025 are driven by the high local interest rate as most of the assets are deposited at the Russian central bank, supported by the appreciation of the rouble against the euro. Under local law and banking regulations, ING Russia must accept rouble inflows and deposits from existing clients. We are in discussion with regulators on the conflicting regulatory requirements in various jurisdictions with respect to the activities of ING Bank (Eurasia) JSC. For further information, reference is made to Note 32 'Potential sale of ING Bank (Eurasia) JSC'.
2024
The higher tax charge of 37% in the Netherlands (compared to the statutory rate of 25.8%) was mainly caused by the non-deductible Dutch bank tax (EUR 246 million) and other non-deductible expenses.
The positive tax charge reported for ING Türkiye with respect to its loss was mainly caused by the non-deductibility for tax purposes of the accounting loss based on hyperinflation accounting.
The high tax charge in Brazil was caused by tax corrections for prior periods in connection with the run-off of our
Brazilian operations.
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
in exposures following sales and repayments.
The lower negative tax charge reported for ING Türkiye with respect to its loss was mainly caused by the non deductibility for tax purposes of the accounting loss based on hyperinflation accounting.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-281

Additional notes to the consolidated financial statements
32  Potential sale of ING Bank (Eurasia) JSC
On 28 January 2025, ING announced the proposed sale of ING Bank (Eurasia) JSC to Global Development JSC.
Completion of the transaction is subject to various regulatory approvals. This transaction will effectively end ING’s activities in the Russian market. Under the terms of the agreement, Global Development JSC will acquire all shares of ING Bank (Eurasia) JSC, taking over all Russian onshore activities and staff. Global Development JSC intends to continue to serve customers in Russia under a new brand. As of the date of this report and as announced in
September 2025, the buyer has not received all necessary approvals yet. We continue working towards completing the transaction and our exit from the Russian market. In the meantime, we are in discussion with regulators on the conflicting regulatory requirements in various jurisdictions with respect to the activities of ING
Bank (Eurasia) JSC.
ING  has taken on no new business with Russian companies, has scaled down operations and has taken actions to separate the business from ING’s networks and systems. Until sales completion ING Group continues to direct the relevant activities of ING Eurasia and, therefore, continues to control and to consolidate it.
Based on 31 December 2025 position, ING estimates a negative impact to the Result on disposal of Group companies of EUR 0.8 billion post tax. This includes an estimated book loss of EUR 0.5 billion, representing the expected difference between the sale price and the book value of the business. It also includes an estimated negative impact of EUR 0.3 billion from recycling the currency translation adjustment net of the Net Investment hedge reserve through P&L. These estimates are subject to change, depending on the position at the closing date.
Given the prevailing uncertainties around substantive regulatory approvals as at 31 December 2025, no book loss was recognised in 2025 and assets and liabilities of the disposal group were not classified as held for sale.
Furthermore, recycling of the currency translation reserve and the net investment hedge reserve through P&L will only occur upon deal closing when ownership and control over ING Eurasia is transferred. Such recycling of the reserves will have no impact on total equity and, hence, ING’s CET1 ratio.
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
Defined contribution plans
ING, as part of the labour agreements with its employees, sponsors a number of defined contribution plans. ING’s obligation is limited to contributions which are agreed in advance and also includes employee contributions. The most significant plans are in the Netherlands and Belgium. The employer's contribution is recognised as an expense which amounted in 2025 to EUR  460 million (2024: EUR  423 million and 2023: EUR  391  million).
Transition Plan on the New Dutch Pension Plan Legislation
In 2024, ING and unions agreed on a transition plan for a new pension plan, based on the new Dutch pension legislation. This new plan will replace the current pension plan and will remain to be classified as a Defined
Contribution Plan and will continue to be executed by the ING CDC Pension fund.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-282

Defined benefit retirement plans
Statement of financial position - Net defined benefit asset/liability

Plan assets and defined benefit obligation per country
	Plan assets		Defined benefit obligation		Funded Status
in EUR million	2025	2024	2025	2024	2025	2024
The Netherlands	302	325	381	415	-79	-90
United States	226	250	224	235	1	15
United Kingdom	1,129	1,206	706	751	423	455
Belgium	514	513	441	450	72	63
Other countries	327	341	358	368	-31	-26
Funded status (Net defined benefit asset/liability)	2,497	2,636	2,110	2,219	387	416

Presented as:
- Other assets					528	568
- Other liabilities					-141	-152
					387	416
The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation were carried out as at 31 December 2025. The present value of the defined benefit obligation, and the related current service cost and past service cost, were determined using the projected unit credit method.
Changes in the fair value of plan assets for the period were as follows:

Changes in fair value of plan assets
in EUR million	2025	2024
Opening balance as at 1 January	2,636	2,678
Interest income	108	106
Remeasurements: Return on plan assets excluding amounts included in interest income	-37	-118
Employer's contribution	13	23
Participants contributions	4	4
Benefits paid	-121	-128
Effect of curtailment or settlement	-12	-8
Exchange rate differences	-93	79
Closing balance	2,497	2,636

Actual return on the plan assets	70	-12
As at 31 December 2025, the defined benefit plans did not hold any direct investments in ING Groep N.V. (2024:
nil). During 2025 and 2024, there were no purchases or sales of assets between ING and the pension funds.
ING does not manage the pension funds and thus receives no compensation for fund management. The pension funds have not engaged ING in any swap or derivative transactions to manage the risk of the pension funds.
No plan assets are expected to be returned to ING Group during 2026.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-283

Changes in the present value of the defined benefit obligation and other post-employment benefits for the period were as follows:

Changes in defined benefit obligation and other post-employment benefits
	Defined benefit obligation		Other post-employment benefits
in EUR million	2025	2024	2025	2024
Opening balance as at 1 January	2,219	2,288	38	30
Current service cost	28	28	1	1
Interest cost	86	87	3	3
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions	6	-3
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions	-32	-94	6	5
Participants’ contributions	4	3
Benefits paid	-127	-132	-1	-1
Past service cost	1	1
Effect of curtailment or settlement	-12	-9
Exchange rate differences and other changes	-65	51	-5	1
Closing balance	2,110	2,219	42	38
Amounts recognised directly in Other comprehensive income were as follows:

Changes in the net defined benefit assets/liability remeasurement reserve
in EUR million	2025	2024
Opening balance as at 1 January	-333	-317

Remeasurement of plan assets	-37	-118
Actuarial gains and losses arising from changes in demographic assumptions	-6	3
Actuarial gains and losses arising from changes in financial assumptions	32	94
Taxation and Exchange rate differences	0	5
Total Other comprehensive income movement for the year	-12	-16

Closing balance	-345	-333
In 2025, the EUR -37 million (2024: EUR -118 million) of remeasurements of plan assets, that is recognised as a loss in other comprehensive income, is driven by yield changes on investments.
The EUR  32 million (2024: EUR 94 million) of actuarial gains arising from changes in financial assumptions in the calculation of the defined benefit obligation is mainly due to changes in discount rates.
The accumulated amount of remeasurements recognised directly in Other comprehensive income is EUR
-433 million (EUR -345 million after tax) as at 31 December 2025 (2024: EUR -447 million; EUR -333 million after tax).
Amounts recognised in the statement of profit or loss related to pension and other staff-related benefits are as follows:

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-284

Pension and other staff-related benefit costs
	Net defined benefit asset/liability			Other post- employment benefits			Total
in EUR million	2025	2024	2023	2025	2024	2023	2025	2024	2023
Current service cost	28	28	27	1	1	1	29	29	28
Past service cost	1	1	1				1	1	1
Net Interest cost	-21	-19	-23	3	3	2	-19	-16	-21
Effect of curtailment or settlement		-1						-1
Defined benefit plans	7	9	5	3	4	3	11	13	8

Defined contribution plans							460	423	391
Pension and other post-employment benefits							471	435	399
Other staff-related benefits							16	20	19
Pension and other staff-related benefits							488	455	418
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
The key assumption in the determination of the net defined benefit asset/liability is the discount rate. The discount rate is the weighted average of the discount rates that are applied in different regions where ING Group has defined benefit pension plans (weighted by the defined benefit obligation). The discount rate is based on a methodology that uses market yields on high quality corporate bonds of the specific regions with durations matching the pension liabilities as key input. Market yields of high quality corporate bonds reflect the yield on corporate bonds with an AA rating for durations where such yields are available. An extrapolation is applied in order to determine the yield to the longer durations for which no AA-rated corporate bonds are available. As a result of the limited availability of long-duration AA-rated corporate bonds, extrapolation is an important element of the determination of the discount rate. The weighted average discount rate applied for net defined benefit asset/liability for 2025 was 4.2% (2024: 4.4%) based on the pension plan in the Netherlands, Germany, Belgium, the United States of America, and the United Kingdom. The average discount rate applied for Other post-
employment benefits in 2025 was 5.4% (2024: 5.7%).
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
The most significant impact would be from a change in the discount rate. An increase or decrease in the discount rate of 1.0% creates an impact on the defined benefit obligation of EUR 200 million (increase) and EUR 228 million
(decrease), respectively.
Expected cash flows
ING Group’s subsidiaries should fund the cost of the entitlements expected to be earned on a yearly basis. For
2026, the expected contributions to defined benefit pension plans are EUR 48 million.
The benefit payments for defined benefit and other post-employment benefits expected to be made by the plan between 2026-2030 are estimated to be between EUR 159 million and EUR 174 million per year. From 2030 to
2034, the total payments made by the plan are expected to be EUR 790 million.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-285

34  Taxation
Statement of financial position – Deferred tax
Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which ING Group is subject to taxation.

Changes in deferred tax
in EUR million 2025	Net liability (-) Net asset (+) opening balance	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (-) Net asset (+) ending balance
Financial assets at FVOCI	126	-155	5	2		-22
Financial assets and liabilities at FVPL	-1,008		-694	-13		-1,715
Depreciation	-22		18	6		2
Cash flow hedges	363	-43		2		322
Pension and post- employment benefits	-32	4	-1	1		-28
Other provisions	62		-1			61
Loans and advances	427	1	-42	-9		376
Unused tax losses carried forward	85		-47	-4		35
Other	-208	57	21	-8		-139
Total	-208	-137	-739	-23		-1,108
Presented in the statement of financial position as:
– Deferred tax liabilities	-1,209					-1,896
– Deferred tax assets	1,001					788
	-208					-1,108
The above table shows netted deferred tax amounts related to right-of-use assets and lease liabilities included in the row ‘Other’, and includes a deferred tax amount for right-of-use assets of EUR 164 million (2024: EUR 178 million and 2023: EUR 195 million) and a deferred tax amount for lease liabilities of EUR 181 million (2024: EUR 197 million and 2023: EUR 217 million).
The changes in Deferred tax on financial assets and liabilities at FVPL in 2025 amounting to EUR -694 million (2024:
EUR 441 million) is mainly driven by interest yield developments related to derivatives that are under IFRS-EU used in portfolio based hedging strategies for retail mortgages and savings. These portfolio hedging strategies are not allowed under IFRS-IASB and is referred to as the EU IAS39 carve out adjustment for which we refer to Note 1.2.2
Reconciliation between IFRS-EU and IFRS-IASB.
The deferred tax on cash flow hedges relate to floating rate lending with interest rate swaps. Due to interest rate developments in 2025 there was a positive revaluation of the cash flow hedge through other comprehensive income. This resulted in a decline in the deferred tax asset by EUR 43 million compared to the decline in deferred tax assets in 2024 by EUR 138 million due to the decline in the interest yield curve. The deferred tax asset in cash flow hedges decreased from EUR 363 million in 2024 to EUR 322 million in 2025.
The deferred tax on Loans and advances changes through net result in 2025 EUR -42 million (2024: EUR -49 million) relates mainly to differences in valuation between accounting (carrying) value and tax value caused by for example collectively assessed expected credit losses and fee amortisation in Germany.
The deferred tax changes through equity - Other in 2025 of EUR 57 million (2024: EUR -41 million) is due to FX developments following the USD depreciation and the application of IAS 29 Hyperinflation in Türkiye.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-286

Changes in deferred tax
in EUR million 2024	Net liability (-) Net asset (+) opening balance	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (-) Net asset (+) ending balance
Financial assets at FVOCI	64	70	-8			126
Financial assets and liabilities at FVPL	-1,461		441	12		-1,008
Depreciation	-13		-9			-22
Cash flow hedges	502	-138		-1		363
Pension and post-employment benefits	-33	6	1	-5	-1	-32
Other provisions	48		12	1	1	62
Loans and advances	475		-49			427
Unused tax losses carried forward	209		-128	3		85
Other	-154	-41	-9	-5	1	-208
Total	-362	-103	251	6		-208
Presented in the statement of financial position as:
– deferred tax liabilities	-1,447					-1,209
– deferred tax assets	1,085					1,001
	-362					-208

Deferred tax in connection with unused tax losses carried forward
in EUR million	2025	2024
Total unused tax losses carried forward	860	1,345
Unused tax losses carried forward not recognised as a deferred tax asset	640	951
Unused tax losses carried forward recognised as a deferred tax asset	220	394

Average tax rate	15.7%	21.6%
Deferred tax asset	35	85

Total unused tax losses carried forward analysed by expiry terms
	No deferred tax asset recognised		Deferred tax asset recognised
in EUR million	2025	2024	2025	2024
Within 1 year
More than 1 year but less than 5 years	55	135	152	14
More than 5 years but less than 10 years		9	30	66
More than 10 years but less than 20 years
Unlimited	585	808	38	313
	640	951	220	394
Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

Breakdown of certain net deferred tax asset positions by jurisdiction
in EUR million	2025	2024
Australia	14	1
Czech Republic	1
China	8	9
Hong Kong		5
Singapore	2
Taiwan		10
Türkiye	30	40
United States of America		1
	55	66
The table above includes a breakdown of certain net deferred tax asset positions by jurisdiction for which the utilisation of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences whilst the related entities have incurred losses in either the current or the preceding year.
At 31 December 2025 and 2024, ING Group had no significant temporary differences associated with the parent company’s investments in subsidiaries and associates as any economic benefit from those investments will not be taxable at parent company-level.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-287

Statement of profit or loss – Taxation

Taxation by type
	Netherlands			Rest of the world			Total
in EUR million	2025	2024	2023	2025	2024	2023	2025	2024	2023
Current taxation	510	454	601	1,943	1,977	2,121	2,453	2,432	2,722
Deferred taxation	323	65	-141	417	-315	-918	739	-251	-1,059
	833	519	460	2,359	1,662	1,202	3,192	2,181	1,662

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate
in EUR million	2025	2024	2023
Result before tax from continuing operations	11,791	7,772	6,037
Weighted average statutory tax rate	25.0%	24.0%	22.7%
Weighted average statutory tax amount	2,949	1,864	1,371

Permanent differences affecting current tax
Participation exemption	-69	-87	-43
Other income not subject to tax	-123	-64	-68
Expenses not deductible for tax purposes	476	424	398
Current tax from previously unrecognised amounts	0	-1	1
State and local taxes	56	77	99
Adjustments to prior periods	-92	-34	-72
Differences affecting deferred tax
Impact on deferred tax from change in tax rates	-6	-1	2
Deferred tax benefit from previously unrecognised amounts	0	-1	-30
Write-off/reversal of deferred tax assets	1	4	4
Effective tax amount	3,192	2,181	1,662

Effective tax rate	27.1%	28.1%	27.5%
The effective tax rate of 27.1% in 2025 is higher than the weighted average statutory tax rate. This is mainly caused by the impact in 2025 of the following non-deductible items for income tax purposes: interest expenses based on Dutch thin capitalisation rules for banks, bank taxes, and other non-deductible expenses in various countries. State and local taxes mainly relate to taxes in the United States of America.
The effective tax rate of 28.1% in 2024 was higher than the weighted average statutory tax rate. This is mainly caused by the impact in 2024 of the following non-deductible items for income tax purposes: hyperinflation accounting loss in Türkiye, interest expenses, and bank- and local taxes in various countries. State and local taxes mainly relate to Base Erosion and anti-Abuse Tax (BEAT) in the United States of America and top-up Tax based on
Global Anti-Base Erosion Model Rules (Pillar Two).
The effective tax rate of 27.5% in 2023 was higher than the weighted average statutory tax rate. This is mainly caused by the impact in 2023 of the following non-deductible items for income tax purposes: hyperinflation accounting loss in Türkiye,  interest expenses, and bank- and local taxes in various countries. Adjustments to prior periods mainly relate to a tax refund in Spain.
Equity - Other comprehensive income

Income tax related to components of other comprehensive income
in EUR million	2025	2024	2023
Unrealised revaluations of financial assets at fair value through other comprehensive income and other revaluations IFRS-EU	-162	99	-7
Realised gains/losses transferred to the statement of profit or loss (reclassifications from equity to profit or loss)	7	-29	-3
Changes in cash flow hedge reserve	-43	-138	-251
Remeasurement of the net defined benefit asset/liability	4	6	31
Changes in fair value of own credit risk of financial liabilities at fair value through profit or loss	6	5	2
Exchange rate differences and other	51	-46	19
Total income tax related to components of other comprehensive income	-137	-103	-209

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-288

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
b) Valuation control framework
The valuation control framework covers the product approval process (PARP), pricing, market data assessment and independent price verification (IPV), valuation adjustments, model use, fair value hierarchy and day one profit or loss. Valuation processes are governed by the Global Valuation and Impairment Committee (GV&IC) and its
delegate, based on the valuation and valuation adjustment models approved by Trading and Counterparty Risk
Committee (TCRC), with outcomes monitored under the valuation Risk Appetite Statement established by Group
Financial Risk Committee (GFRC) and TCRC.
The Global Valuation and Impairment Committee is responsible for the oversight and the approval of the outcome of impairments (other than loan loss provisions) and valuation processes. It oversees the quality and coherence of valuation methodologies and performance. The Group Financial Risk Committee (GFRC) is the highest committee next to Management Board Banking (MBB) to discuss and approve global policies, methodologies and risk appetite related to Financial Risk. The Trading and Counterparty Risk Committee (TCRC) is responsible for the approval of all valuation models used for the Fair valuation (IFRS) and Prudent Valuation (CRR) of positions measured at fair value.
The Local Parameter Committee discusses the valuation results and monitors the performance of the valuation activities carried out on local or regional level. The Global Financial Markets Parameter Committee reviews the consolidated valuation outcome and resulting P&L for Financial Market products, targeting a globally consistent treatment across Financial Markets. The Banking Book Parameter Committee (BBPC) discusses the valuation topics for non-Financial Market and non-Group Treasury Wholesale Banking portfolios. The Market Data Committee is responsible for the approval of the market data used in valuation.
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
ING defers material DOP of instruments with significant unobservable valuation inputs, which are the financial instruments classified as Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified as Level 3. The DOP is amortised over the life of the instrument, or until the significant unobservable inputs become observable, or until the significant unobservable inputs become non-significant. The adjustments in fair value and the DOP reserve are disclosed in the below table.
Deferred Day One Profit or Loss Reserve
The table below summarises the movement in the aggregate DOP not recognised when financial instruments were initially recognised, because of the use of valuation techniques for which not all the inputs were market observable data.

Deferred day one profit or loss reserve
in EUR million	2025	2024
Opening balance at 1 January	-94	-90
DOP deferred on new transactions during the period	-37	-62
DOP recognised in the statement of profit or loss during the period:
–of which release	13	27
–of which amortisation and exchange differences	27	32
Closing balance at 31 December	-91	-94

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-289

The following table presents the adjustments in fair value for financial assets and liabilities.

Adjustments in fair value on financial assets and liabilities
in EUR million	2025	2024
Deferred Day One Profit or Loss	-91	-94
Own Credit Adjustments	-57	-17
Bid/Offer	-130	-130
Model Risk	-48	-33
CVA	-88	-123
DVA	43	50
CollVA	-11	-3
FVA	-82	-64
Other Valuation Adjustments	3	2
Total Valuation Adjustments	-462	-412
Own Credit Adjustment
Own issued debt and structured notes that are designated at fair value through profit or loss are adjusted for ING’s own credit risk by means of DVA.
Bid-Offer Adjustment
For positions priced based upon mid-market input parameters, Bid-Offer adjustments are required in order to reflect the valuation of that position based on bid price or offer price. In practice this adjustment accounts for the difference in valuation from ‘mid to bid’ and ‘mid to offer’ for long and short exposures respectively. In principle, assets are valued at the bid prices and liabilities are valued at the offer price. For certain assets or liabilities, where a market-quoted price is not available, the price used is the fair value that is most representative within the bid-
offer spread.
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
▪CVA is the fair value adjustment applicable to derivative instruments to account for the possibility that the counterparty defaults (i.e. it is the market value of the counterparty’s credit risk).
▪DVA is the fair value adjustment applicable to derivative instruments to account for the possibility that ING defaults (i.e. it is the market value of ING’s credit risk).
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
liabilities and the lowest priority to valuation techniques supported by unobservable inputs.
Transfers into and transfers out of fair value hierarchy levels are made on a quarterly basis at the end of the reporting period.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-290

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
Financial instruments at fair value
The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	Level 1		Level 2		Level 3		Total
in EUR million	2025	2024	2025	2024	2025	2024	2025	2024
Financial Assets
Financial assets at fair value through profit or loss
- Equity securities	21,392	20,789	4	15	187	141	21,583	20,945
- Debt securities	6,492	7,485	2,793	4,596	1,934	3,505	11,219	15,586
- Derivatives	52	1	25,178	31,792	773	475	26,003	32,268
- Loans and receivables	0	0	65,811	62,168	8,542	6,614	74,352	68,782
	27,937	28,275	93,785	98,571	11,435	10,734	133,157	137,580
Financial assets at fair value through other comprehensive income
- Equity securities	2,301	2,292	0	0	307	270	2,607	2,562
- Debt securities	49,529	39,859	1,288	2,360	0	0	50,817	42,219
- Loans and receivables	0	0	3,238	1,608	0	0	3,238	1,608
	51,829	42,151	4,526	3,967	307	270	56,662	46,389
Financial liabilities
Financial liabilities at fair value through profit or loss
– Debt securities	1,540	1,455	7,284	8,445	15	67	8,839	9,966
– Deposits	0	0	47,120	45,014	0	0	47,120	45,014
– Trading securities	2,534	3,631	11	12	9	10	2,554	3,653
– Derivatives	152	45	21,090	27,528	777	694	22,019	28,267
	4,226	5,131	75,505	80,998	802	770	80,532	86,900
The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:
Equity securities
Instrument description: Equity securities include stocks and shares, corporate investments and private equity investments.
Valuation: If available, the fair values of publicly traded equity securities and private equity securities are based on quoted market prices. In the absence of active markets, fair values are estimated by analysing the investee’s financial position, result, risk profile, prospect, price, earnings comparisons and revenue multiples. Additionally, reference is made to valuations of peer entities where quoted prices in active markets are available. For equity

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-291

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
e) Transfers between Level 1 and 2
As a consequence of change in observable inputs, ING recorded for financial assets measured at fair value through profit or loss a EUR 0.3 billion (2024: nil) transfer from Level 1 to Level 2 and a EUR 0.4 billion (2024: EUR 0.8 billion)
transfer from Level 2 to Level 1 within debt securities. For financial liabilities measured at fair value through profit or loss, EUR 0.2 billion (2024: nil) of trading securities were transferred from Level 2 to Level 1. No other significant transfers between Level 1 and Level 2 were recorded during the 2025 reporting period (2024: nil).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-292

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
Of the total amount of financial assets classified as Level 3 as at 31 December 2025 of EUR 11.7 billion (2024: EUR
11.0 billion), an amount of EUR 10.1 billion (86.2%) (2024: EUR 9.6 billion, being 87.2%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial assets include EUR 0.1 billion (2024: EUR 0.1 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.
The remaining EUR 1.5 billion (2024: EUR 1.3 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporate certain inputs that are unobservable.
Of the total amount of financial liabilities classified as Level 3 as at 31 December 2025 of EUR 0.8 billion (2024: EUR
0.8 billion), an amount of EUR 0.6 billion (72.7%) (2024: EUR 0.6 billion, being 75.7%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial liabilities include EUR 0.1 billion (2024: EUR 0.1 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.
The remaining EUR 0.1 billion (2024: EUR 0.1 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.
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
reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level 3).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-293

Valuation techniques and range of unobservable inputs (Level 3)
	Assets		Liabilities		Valuation techniques	Significant unobservable inputs	Lower range		Upper range
In EUR million	2025	2024	2025	2024			2025	2024	2025	2024
At fair value through profit or loss
Debt securities	1,934	3,504	9	10	Price based	Price (%)	0%	0%	103%	120%
						Price (price per share)	201	327	412	520
					Present value techniques	Price (%)	n.a.	95.85%	n.a.	100%
Equity securities	187	141			Price based	Price (price per share)	0	0	5,475	5,475
Loans and advances	1,978	1,565	0	0	Price based	Price (%)	0%	0%	109%	107%
					Present value techniques	Credit spread (bps)	120	576	709	629
						Prepayment rate (%)	2%	2%	2%	100%
(Reverse) repos	6,563	5,050			Present value techniques	Interest rate (%)	n.a.	2%	n.a.	2%
Structured notes			15	67	Price based	Price (%)	96%	93%	103%	104%
					Option pricing model	Equity volatility (%)	18%	n.a.	22%	n.a.
						Equity/Equity correlation	0.7	0.7	0.8	0.7
						Equity/FX correlation	-0.6	n.a.	0.2	n.a.
						Dividend yield (%)	0.4%	n.a.	1.9%	n.a.
					Present value techniques	Prepayment rate (%)	n.a.	99.59%	n.a.	100.09%
Derivatives
– Rates	628	413	670	389	Option pricing model	Interest rate volatility (bps)	45	n.a.	91	n.a.
					Present value techniques	Reset spread (%)	1%	2%	1%	2%
– FX	2	6	4	8	Option pricing model	Implied volatility (%)	1.7%	2%	42%	15%
– Credit	134	39	48	241	Present value techniques	Credit spread (bps)	10	0	88	91
					Price based	Price (%)	0%	0%	100%	100%
– Equity	7	10	46	47	Option pricing model	Equity volatility (%)	13%	7%	75%	81%
						Equity/Equity correlation	0.0	0.0	1.0	1.0
						Equity/FX correlation	-0.7	-0.6	0.5	0.6
						Dividend yield (%)	0%	0%	51%	33%
– Other	2	6	10	9	Option pricing model	Commodity volatility (%)	20%	13.1%	76%	61%
						Com/FX correlation	-0.25	-0.40	-0.25	-0.25
					Price based	Price (commodity)	66	68	66	68
At fair value through other comprehensive income
– Equity	307	270			Present value techniques	Credit spread (bps)	5.15	5.67	5.15	5.76
						Interest rate (%)	2.5%	1.5%	2.5%	3.5%
						Payout ratio (%)	70%	70%	90%	90%
					Price based	Price (%)	n.a.	122%	n.a.	122%
						Price (price per share)	126	n.a	126	n.a
Total	11,742	11,005	802	770
1The abbreviation n.a. stands for not applicable or not available.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-294

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
Prepayment rate
Prepayment rate is a key input to mortgage and loan valuation. Prepayment rate is the estimated rate at which mortgage borrowers will repay their mortgages early, e.g. 5% per year. Prepayment rate and reset spread are key inputs to mortgage-linked prepayment swaps valuation.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-295

Level 3: Changes during the period

Changes in Level 3 Financial assets
	Trading assets		Non-trading derivatives		Financial assets mandatorily at FVPL		Financial assets designated at FVPL		Financial assets at FVOCI		Total

In EUR million	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Opening balance as at 1 January	824	848	68	286	5,721	3,499	4,121	3,547	270	938	11,005	9,118
Realised gain/loss recognised in the statement of profit or loss during the period [1]	247	-175	63	-38	211	294	-798	-54			-278	28
Revaluation recognised in other comprehensive income during the period [2]									8	-3	8	-3
Purchase of assets	953	486	0	198	5,177	4,424	1,208	1,600	182	154	7,520	6,862
Sale of assets	-109	-111	0	-257	-1,765	-1,605	-1,160	-10	-163	-418	-3,197	-2,402
Maturity/settlement	-128	-140	0	-7	-166	-294	-763	-988	0	-20	-1,057	-1,449
Reclassifications	0	0	-1	0	18	0	0	0	10	0	28	0
Transfers into Level 3	316	370	0	0	824	615	0	30	0	0	1,139	1,014
Transfers out of Level 3	-974	-454	-9	-114	-2,389	-1,214	0	-3	0	-384	-3,372	-2,169
Exchange rate differences	-14	0	0	0	-6	5	-33	-2	0	9	-53	12
Changes in the composition of the group and other changes	0	0	0	0	0	-1	0	0	0	-5	0	-6
Closing balance	1,114	824	121	68	7,625	5,721	2,576	4,121	307	270	11,742	11,005
1Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts includes EUR 280 million (2024: EUR -41 million) of unrealised gains and losses recognised in the statement of profit or loss.
2Revaluation recognised in other comprehensive income is included on the line ‘Net change in fair value of debt instruments at fair value through other comprehensive income’.
In 2025, transfers out of Level 3 within trading assets relate mainly to securities, as their valuations were no longer significantly influenced by unobservable inputs. In 2024, transfers out of Level 3 in trading assets primarily involved derivative instruments, as their valuations were no longer significantly impacted by unobservable inputs.
In 2025 and 2024, the transfer into Level 3 trading assets consisted of cross currency swap trades, which were transferred to Level 3 as a result of the valuation being significantly impacted by unobservable inputs. In 2024, the transfer out of Level 3 in non-trading derivatives primarily involved derivative instruments, as their valuations were no longer significantly impacted by unobservable inputs.
In 2025 and 2024, transfers into and out of Level 3 of financial assets mandatorily at fair value mainly relate to
(long- term) reverse repurchase transactions for which the valuation being significantly impacted by unobservable inputs and no longer significantly impacted by unobservable inputs, respectively.
In 2024, the transfer out of Level 3 of financial assets at FVOCI relates to Hold-to-Collect and Sell portfolio transferred to Level 2 resulting from change in methodology.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-296

Changes in Level 3 Financial liabilities
	Trading liabilities		Non-trading derivatives		Financial liabilities designated as at fair value through profit or loss		Total

in EUR million	2025	2024	2025	2024	2025	2024	2025	2024
Opening balance as at 1 January	637	382	67	301	67	47	770	729
Realised gain/loss recognised in the statement of profit or loss during the period[1]	81	-104	82	-98	-6	-5	157	-206
Additions	205	55	3	190	11	29	219	274
Redemptions	-74	-12	0	-209	0	0	-74	-222
Maturity/settlement	-160	-15	0	-7	-64	-4	-225	-26
Transfers into Level 3	19	364	0	0	19	34	38	399
Transfers out of Level 3	-72	-33	0	-111	-12	-34	-84	-179
Exchange rate differences	-1	0	0	0	0	0	-1	0
Closing balance	636	637	151	67	15	67	802	770
1Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes EUR 158 million (2024: EUR  -206 million) of unrealised gains and losses recognised in the statement of profit or loss.
In 2025, the transfers out of Level 3 mainly consisted of trading liabilities related to securities transferred out of
Level 3 as a result of the valuation being no longer impacted by significantly unobservable inputs.
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
The valuation uncertainty in the table below is broken down by related risk class rather than by product. The possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation is as follows:

Sensitivity analysis of Level 3 instruments
	Positive fair value movements from using reasonable possible alternatives		Negative fair value movements from using reasonable possible alternatives
in EUR million	2025	2024	2025	2024
Equity (equity derivatives, structured notes)	20	21	-12	-20
Interest rates (Rates derivatives, FX derivatives)	1	5	0	0
Credit (Debt securities, Loans, structured notes, credit derivatives)	12	2	-14	-27
Loans and advances	0	0	0	0
	33	28	-26	-47
i) Financial instruments not measured at fair value
The following table presents the estimated fair values of the financial instruments not measured at fair value in the statement of financial position.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-297

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
	Carrying Amount		Carrying amount presented as fair value[1]		Level 1		Level 2		Level 3		Total fair value
in EUR million	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Financial Assets
Loans and advances to banks	21,204	21,770	3,053	3,195			14,722	15,614	3,366	2,957	21,141	21,766
Loans and advances to customers	727,733	683,611	18,231	18,291			12,782	18,626	678,392	630,493	709,405	667,410
Securities at amortised cost	53,867	50,273			47,722	42,871	2,381	2,908	2,692	2,523	52,796	48,303
	802,804	755,655	21,284	21,486	47,723	42,871	29,885	37,149	684,450	635,973	783,342	737,479

Financial liabilities
Deposits from banks	18,517	16,723	5,401	4,348			9,162	8,208	3,745	3,943	18,308	16,499
Customer deposits	721,373	691,661	620,999	582,387			82,665	61,916	17,433	46,984	721,097	691,287
Debt securities in issue	151,231	142,367			84,506	79,254	64,028	61,651	3,857	2,000	152,391	142,905
Subordinated loans	18,100	17,878			18,368	17,968	354	389			18,722	18,357
	909,221	868,630	626,401	586,735	102,874	97,221	156,208	132,164	25,035	52,927	910,519	869,048
1In accordance with IFRS and for the purpose of this disclosure, the carrying amount of financial instruments with an immediate on demand feature is presented as fair value.
The aggregation of the fair values presented above does not represent, and should not be construed as representing, the underlying value of ING Group. These fair values were calculated for disclosure purposes only.
The carrying amount of financial instruments presented in the above table includes, when applicable, the fair value hedge adjustment.
Loans and advances to banks
For short-term receivables from banks, carrying amounts represent a reasonable estimate of the fair value. The fair value of long-term receivables from banks is estimated by discounting expected future cash flows using a discount rate based on specific available market data, such as interest rates and appropriate spreads, that reflects current credit risk or quoted bonds.
Loans and advances to customers
For short-term loans, carrying amounts represent a reasonable estimate of the fair value. The fair value of long-
term loans is estimated by discounting expected future cash flows using a discount rate that reflects current credit risk, current interest rates, and other current market conditions where applicable. The fair value of mortgage loans is estimated by taking into account prepayment behaviour. Loans with similar characteristics are aggregated for calculation purposes.
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
Deposits from banks
For short-term payables to banks, carrying amounts represent a reasonable estimate of the fair value. The fair value of long-term payables to banks is estimated by discounting expected future cash flows using a discount rate based on available market interest rates and appropriate spreads that reflect ING’s own credit risk.
Customer deposits
There is an embedded value in our on-demand deposits. However, for the purpose of this disclosure, and in accordance with IFRS, the fair value of deposits with an immediate on demand feature approximates the carrying amount.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-298

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
ING Group designates specific non-contractual risk components of hedged items. This is usually determined by designating benchmark interest rates such as EURIBOR, SOFR, SONIA or TONAR, among others, because the fair value of a fixed-rate instrument varies directly in response to changes in its benchmark interest rate.
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
ING evaluates whether the fair value of the hedged item and the hedging instrument respond similarly to similar risks. In addition, ING is mainly using regression analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-299

ING uses the following derivative financial instruments in a fair value hedge accounting relationship:

Gross carrying value of derivatives designated under fair value hedge accounting
	Assets	Liabilities	Assets	Liabilities
in EUR million	2025	2025	2024	2024
As at 31 December
Hedging instrument on interest rate risk
– Interest rate swaps	2,831	4,294	3,080	5,673
– Other interest derivatives	213	13	207	23
Hedging instrument on FX rate risk
– Cross currency swaps			12	3
The derivatives used for fair value hedge accounting are included in the statement of financial position line-item
‘Financial assets at fair value through profit or loss – Non-trading derivatives’ for EUR 578 million (2024: EUR 617 million) respectively ‘Financial liabilities at fair value through profit or loss – Non-trading derivatives’ EUR 54 million
(2024: EUR 79 million). The difference between the gross carrying value as presented in the table and the net carrying value as presented in the statement of financial position is due to offsetting with other derivatives and collaterals paid or received.
For our main currencies the average fixed rate for interest rate swaps used in fair value hedge accounting are
2.16% (2024: 2.08%) for EUR and 4.43% (2024: 4.22%) for USD.
The following table shows the net notional amount of derivatives designated in fair value hedging, split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (-) and receiver (+) swaps.

Maturity derivatives designated in fair value hedging
in EUR million	Less than 1 month	1 to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
As at 31 December 2025
Hedging instrument on interest rate risk
– Interest rate swaps	1,994	4,453	7,778	6,726	12,149	8,484	4,694	-6,999	39,279
– Other interest derivatives	-3	-31	-211	-348	-457	-297	-274	-1,157	-2,780
As at 31 December 2024
Hedging instrument on interest rate risk
- Interest rate swaps	43	1,224	7,341	14,134	6,313	12,050	7,688	1,564	50,358
– Other interest derivatives	-4	-47	-218	-317	-389	-347	-287	-932	-2,540
Hedging instrument on FX rate risk
– Cross currency swaps	-142	-60	-98						-299
Gains and losses on derivatives designated under fair value hedge accounting are recognised in the statement of profit or loss. The effective portion of the fair value change on the hedged item is also recognised in the statement of profit or loss in 'Valuation results and net trading income'. As a result, only the net accounting ineffectiveness has an impact on the net result.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-300

Hedged items included in a fair value hedging relationship
	Carrying amount of the hedged items		Accumulated amount of fair value hedge adjustment on the hedged item included in the carrying amount of the hedged item		Change in fair value of the hedged item for measuring ineffectiveness for the period	Change in fair value hedging instruments for the period	Hedge ineffectiveness recognised in the statement of profit or loss gain (+) / loss (-)
in EUR million	Assets	Liabilities	Assets	Liabilities
As at 31 December 2025
Interest rate risk and FX rate risk
– Debt securities at fair value through other comprehensive income	44,165		n/a		-480
– Loans at FVOCI			n/a
– Loans and advances to customers	830		-2		19
– Debt instruments at amortised cost	20,695		-438		-284
– Debt securities in issue		85,843		-2,127	-45
– Subordinated loans		16,794		-327	-287
– Customer deposits and other funds on deposit		26		-1
– Discontinued hedges			33	-1
Total	65,690	102,663	-407	-2,456	-1,078	1,111	34
As at 31 December 2024
Interest rate risk and FX rate risk
– Debt securities at fair value through other comprehensive income	35,119		n/a		269
– Loans at FVOCI			n/a
– Loans and advances to customers	1,149		-6		-35
– Debt instruments at amortised cost	13,802		-179		49
– Debt securities in issue		83,669		-2,234	-1,139
– Subordinated loans		17,131		-665	-188
– Customer deposits and other funds on deposit		28		-1	1
– Discontinued hedges			58	-5
Total	50,070	100,827	-126	-2,906	-1,043	1,016	-27

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-301

During 2025, the interest rate movements significantly affected the fair value changes of both the derivatives and the hedged items designated in fair value hedges. However, no material hedging relationship was discontinued as a result of the interest rate movements in 2025. Refer to Note 22 ‘Valuation results and net trading income'. In addition, the net increase in hedged items is due to higher volumes in debt securities designated in hedge accounting.
The main sources of ineffectiveness are:
▪differences in maturities of the hedged item(s) and hedging instrument(s);
▪different interest rate curves applied to discount the hedged item(s) and hedging instrument(s);
▪differences in timing of cash flows of the hedged item(s) and hedging instrument(s).
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
is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item.
ING uses the following derivative financial instruments in a cash flow hedge accounting relationship:

Gross carrying value of derivatives used for cash flow hedge accounting
	Assets	Liabilities	Assets	Liabilities
in EUR million	2025	2025	2024	2024
As at 31 December
Hedging instrument on interest rate risk
– Interest rate swaps	9,414	10,066	10,635	12,814
Hedging instrument on FX rate risk
– Cross currency swaps	1,042	139	472	339
Hedging instrument on combined interest and FX rate risk
– Cross currency interest rate swaps	63			10
The derivatives used for cash flow hedge accounting are included in the statement of financial position line-item
‘Financial assets at fair value through profit or loss – Non-trading derivatives’ EUR 459 million (2024: EUR 158 million) respectively ‘Financial liabilities at fair value through profit or loss – Non-trading derivatives’ EUR 254 million (2024: EUR 573 million). The difference between the gross carrying value as presented in the table and the net carrying value as presented in the statement of financial position is due to offsetting with other derivatives and collaterals paid or received.
For the main currencies the average fixed rate for interest rate swaps used in cash flow hedge accounting are
1.81% (2024: 1.79%) for EUR, 4.27% (2024: 4.37%) for PLN, 3.85% (2024: 3.99%) for USD and 3.38% (2024: 3.29%)
for AUD. The average currency exchange rates for cross currency interest rate swaps used in cash flow hedge accounting is for EUR/USD 0.97 (2024: 1.03) and for EUR/AUD 1.56 (2024: 1.52).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-302

The following table shows the net notional amount of derivatives designated in cash flow hedging split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (+) and receiver (-) swaps.

Maturity derivatives designated in cash flow hedging
in EUR million	Less than 1 month	1 to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
As at 31 December 2025
Hedging instrument on interest rate risk
– Interest rate swaps	-2,023	-3,542	-6,217	-15,357	-14,152	-4,549	-4,381	-11,676	-61,897
Hedging instrument on FX rate risk
– Cross currency swaps	456	964	654	-1,271	-446	607	-601	-1,572	-1,210
Hedging instrument on combined interest and FX rate risk
– Cross currency interest rate swaps				-1,246	-1,518				-2,765
As at 31 December 2024
Hedging instrument on interest rate risk
– Interest rate swaps	-1,805	-768	-10,590	-13,389	-10,551	-6,040	-4,522	-3,222	-50,886
Hedging instrument on FX rate risk
– Cross currency swaps		-241	-972	122	-1,029	-262	-238	-999	-3,619
Hedging instrument on combined interest and FX rate risk
– Cross currency interest rate swaps			-25		-1,283	-1,578			-2,887
The following table shows the cash flow hedge accounting impact on profit or loss and comprehensive income:

Cash flow hedging – impact of hedging instruments on the statement of profit or loss and other comprehensive income
in EUR million	Change in value of hedged item used for calculating hedge ineffectiveness for the period	Carrying amount cash flow hedge reserve at the end of the reporting period[1]	Amount reclassified from CFH reserve to profit or loss[2]	Change in value of hedging instrument recognised in OCI for the period	Hedge ineffectiveness recognised in the statement of profit or loss, gain (+) / loss (-)
As at 31 December 2025
Interest rate risk on:
– Floating rate lending	-1,265	-1,157	536
– Floating rate borrowing	289	-141	-146
– Other
– Discontinued hedges		-323	7
Total interest rate risk	-977	-1,619	397	602	7
FX rate risk on:
– Floating rate lending	-15	-58	-171
– Floating rate borrowing	34	-4	-38
– Other
– Discontinued hedges			-1
Total FX risk	20	-62	-209	195	3
Combined interest and FX rate risk on:
– Floating rate lending	37	47	-39
– Floating rate borrowing
– Other
– Discontinued hedges
Total combined interest and FX risk	37	47	-39	2	1
Total cash flow hedge	-920	-1,635	149	799	10

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-303

Cash flow hedging – impact of hedging instruments on the statement of profit or loss and other comprehensive income
in EUR million	Change in value of hedged item used for calculating hedge ineffectiveness for the period	Carrying amount cash flow hedge reserve at the end of the reporting period[1]	Amount reclassified from CFH reserve to profit or loss[2]	Change in value of hedging instrument recognised in OCI for the period	Hedge ineffectiveness recognised in the statement of profit or loss, gain (+) / loss (-)
As at 31 December 2024
Interest rate risk on:
– Floating rate lending	-668	-2,850	496
– Floating rate borrowing	114	125	-425
– Other	1	1
– Discontinued hedges		89	-51
Total interest rate risk	-553	-2,635	20	526	39
FX rate risk on:
– Floating rate lending	-79	-55	-121
– Floating rate borrowing	12	5	-37
– Other
– Discontinued hedges			-4
Total FX risk	-67	-51	-162	220	-3
Combined interest and FX rate risk on:
– Floating rate lending	70	72	-68
– Floating rate borrowing
– Other
– Discontinued hedges
Total combined interest and FX risk	70	72	-68	-3	-2
Total cash flow hedge	-550	-2,614	-209	743	35
1The carrying amount is the gross amount, excluding tax adjustments.
2The amounts are reclassified to Net interest income - interest income and/or expense on non-trading derivatives (hedge accounting).
In 2025, EUR -1 million was reclassified from CFH reserve to profit or loss for cash flows that are no longer expected to occur (2024: nil).
The increase in the carrying amount of the cash flow hedge reserve is driven by the interest rate movements. No material hedging relationship was discontinued as a result of the interest rate movements in 2025.
The main sources of ineffectiveness for cash flow hedges are:
▪differences in timing of cash flows of the hedged item(s) and hedging instrument(s);
▪mismatches in reset frequency between hedged item and hedging instrument.
The following table shows the movement of the cash flow hedge reserve:

Movement cash flow hedge reserve
in EUR million	2025	2024
Opening balance	-1,693	-2,058
Value changes recognised in OCI	799	743
Amounts recycled to profit or loss	149	-209
Income tax	-175	-140
Exchange rate and other changes	-12	-14
Adjustment for non controlling interest	-163	-14
Movement for the year	597	365
Ending balance	-1,096	-1,693
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
ING’s net investment hedges principally consist of derivatives (including currency forwards and swaps) and non-
derivative financial instruments such as foreign currency denominated funding. When the hedging instrument is foreign currency-denominated debt, ING assesses effectiveness by comparing past changes in the carrying amount of the debt that are attributable to a change in the spot rate with past changes in the investment in the foreign operation due to movement in the spot rate (the offset method).
Gains and losses on the effective portions of derivatives designated under net investment hedge accounting are recognised in Other Comprehensive Income. The balance in equity is recognised in the statement of profit or loss when the related foreign subsidiary is disposed of. The gains and losses on ineffective portions are recognised immediately in the statement of profit or loss in 'Valuation results and net trading income'.
ING has the following derivative financial instruments used for net investment hedging:

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-304

Gross carrying value of derivatives used for net investment hedging
	Assets	Liabilities	Assets	Liabilities
in EUR million	2025	2025	2024	2024
As at 31 December
– FX forwards and Cross currency swaps	68	74	82	117
The derivatives used for net investment hedge accounting are included in the statement of financial position line-
item ‘Financial assets at fair value through profit or loss – Non-trading derivatives’ EUR 68 million (2024: EUR 82 million) respectively ‘Financial liabilities at fair value through profit or loss – Non trading derivatives’ EUR 74 million
(2024: EUR 117 million).
For ING’s main currencies the average exchange rates used in net investment hedge accounting for 2025 are EUR/USD
1.12 (2024: 1.08), EUR/PLN  4.24 (2024: 4.31), EUR/AUD  1.75 (2024: 1.64) and EUR/THB  36.98 (2024: 38.00).
The following table shows the notional amount of derivatives designated in net investment hedging split into the maturity of the instruments:

Maturity derivatives designated in net investment hedging
in EUR million	Less than 1 month	1 to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
As at 31 December 2025
– FX forwards and cross currency swaps	-6,683	-4,298	-86						-11,066
As at 31 December 2024
– FX forwards and Cross currency swaps	-8,681	-4,158	-76						-12,916
The effect of the net investment hedge accounting in the statement of profit or loss and other comprehensive income is as follows:

Net investment hedge accounting – Impact on statement of profit or loss and other comprehensive income
in EUR million	Change in value of hedged item used for calculating hedge ineffectiveness for the period	Carrying amount net investment hedge reserve at the end of the reporting period[1]	Hedged item affected statement of profit or loss	Change in value of hedging instrument recognised in OCI	Hedge ineffectiveness recognised in the statement of profit or loss, gain(+) / Loss(-)
As at 31 December 2025
Investment in foreign operations	-816	488		816
Discontinued hedges		535
As at 31 December 2024
Investment in foreign operations	295	-95		-295
Discontinued hedges		302
1The carrying amount is the gross amount, excluding tax adjustments.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-305

37  Assets by contractual maturity
Amounts presented by contractual maturity are the amounts as presented in the statement of financial position and are discounted cash flows. Reference is made to ‘Risk Management – Funding and liquidity risk’.

Assets by contractual maturity
in EUR million						Maturity not applicable
2025	Less than 1 month [1]	1-3 months	3-12 months	1-5 years	Over 5 years		Total
Cash and balances with central banks	52,889						52,889
Loans and advances to banks	12,910	1,581	3,735	2,258	720		21,204
Financial assets at fair value through profit or loss
– Trading assets	20,958	3,508	7,988	11,974	11,302		55,730
– Non-trading derivatives	160	62	185	517	732		1,657
– Mandatorily at fair value through profit or loss	31,075	14,907	14,182	9,967	1,881	310	72,322
– Designated as at fair value through profit or loss	14	233	383	1,698	1,120		3,448
Financial assets at fair value through other comprehensive income
– Equity securities						2,607	2,607
– Debt securities	135	628	1,136	23,026	25,892		50,817
– Loans and advances	321	569	654	1,056	639		3,238
Securities at amortised cost	1,714	1,932	5,629	24,150	20,442		53,867
Loans and advances to customers	61,904	23,768	62,643	241,614	337,804		727,733
Other assets [2]	5,583	363	1,463	1,015	1,331	5,060	14,817
Total assets	187,664	47,551	97,998	317,273	401,863	7,977	1,060,329
2024
Cash and balances with central banks	70,353						70,353
Loans and advances to banks	16,826	1,254	1,322	1,759	610		21,770
Financial assets at fair value through profit or loss
– Trading assets	22,154	8,044	14,501	16,006	12,192		72,897
– Non-trading derivatives	602	368	465	356	672		2,463
– Mandatorily at fair value through profit or loss	30,002	11,263	7,222	5,931	1,835	228	56,481
– Designated as at fair value through profit or loss	145	198	1,070	2,110	2,217		5,740
Financial assets at fair value through other comprehensive income
– Equity securities						2,562	2,562
– Debt securities	365	456	2,027	18,064	21,307		42,219
– Loans and advances	2	4	94	871	637		1,608
Securities at amortised cost	2,075	2,646	5,729	22,838	16,985		50,273
Loans and advances to customers	53,672	26,456	61,544	219,414	322,526		683,611
Other assets [2]	5,488	590	1,058	629	1,107	5,006	13,878
Total assets	201,683	51,279	95,030	287,977	380,089	7,796	1,023,856
1Includes assets on demand.
2Includes assets such as current and deferred tax assets as presented in the consolidated statement of the financial position. Additionally, assets are included in that position where maturities are not applicable such as property and equipment and investments in associates and joint ventures. Due to their nature, non-financial assets consist mainly of assets expected to be recovered after more than 12 months.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-306

38  Liabilities and off-balance sheet commitments by maturity
The tables below include all liabilities and off-balance sheet commitments by maturity, based on contractual, undiscounted cash flows. These balances are included in the maturity analysis as follows:
▪Perpetual liabilities are included in the column ‘Maturity not applicable’.
▪Derivative liabilities are included on a net basis if cash flows are settled net. For other derivative liabilities the contractual gross cash flow payable is included.
▪Undiscounted future coupon interest on financial liabilities payable is included in a separate line and in the relevant maturity bucket.
▪Non-financial liabilities are included based on a breakdown of the amounts per statement of financial position, per expected maturity.
▪Loans and other credit-related commitments are classified on the basis of the earliest date they can be drawn down.
ING Group’s expected cash flows on some financial liabilities vary significantly from contractual cash flows.
Principal differences are in demand deposits from customers that are expected to remain stable or increase and in unrecognised loan commitments that are not all expected to be drawn down immediately. Reference is made to the liquidity risk paragraph in ‘Risk Management – Funding and liquidity risk’ for a description on how liquidity risk is managed.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-307

Liabilities and off-balance sheet commitments by maturity
in EUR million						Maturity not applicable
2025	Less than 1 month [1]	1–3 months	3–12 months	1–5 years	Over 5 years		Adjustment [2]	Total
Deposits from banks	10,303	2,433	2,392	1,737	1,617		34	18,517
Customer deposits	649,785	26,346	37,769	3,618	2,049		1,805	721,373
Financial liabilities at fair value through profit or loss
– Other trading liabilities	704	48	110	1,028	610		247	2,745
– Trading derivatives	2,509	2,290	4,604	7,508	2,459		1,311	20,681
– Non-trading derivatives	170	199	229	304	128		309	1,338
– Designated at fair value through profit or loss	39,279	6,980	937	4,112	4,560	36	-136	55,768
Debt securities in issue	3,300	18,814	40,682	55,199	34,522		-1,285	151,231
Subordinated loans					10,612	7,627	-140	18,100
Lease liabilities	15	34	172	574	304		-50	1,050
Financial liabilities	706,066	57,144	86,894	74,079	56,862	7,663	2,095	990,803

Other liabilities [3]	7,790	843	2,980	2,021	553			14,187

Total liabilities	713,856	57,986	89,874	76,100	57,415	7,663	2,095	1,004,990

Coupon interest due on financial liabilities	1,914	1,358	4,334	10,400	7,275	474		25,754

Commitments:
– Guarantees	28,690			552				29,242
– Irrevocable letters of credit	15,230							15,230
Guarantees issued by ING Groep N.V.	185							185
Irrevocable facilities	200,000	39	6	77	76			200,198
	244,105	39	6	629	76			244,855
1Includes liabilities on demand.
2This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting and fair value hedge adjustments, and for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
3Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-308

Liabilities and off-balance sheet commitments by maturity
in EUR million						Maturity not applicable
2024	Less than 1 month [1]	1–3 month	3–12 months	1–5 years	Over 5 years		Adjustment [2]	Total
Deposits from banks	9,104	1,367	2,085	1,637	2,484		47	16,723
Customer deposits	610,184	23,312	49,284	4,448	2,081		2,352	691,661
Financial liabilities at fair value through profit or loss
– Other trading liabilities	5,790	230	313	1,325	1,465		-34	9,089
– Trading derivatives	2,631	2,367	3,730	7,641	5,499		4,298	26,166
– Non-trading derivatives	419	57	-36	711	149		801	2,101
– Designated at fair value through profit or loss	32,644	5,842	1,798	5,097	4,367	34	-239	49,543
Debt securities in issue	1,949	18,610	33,037	55,221	34,857		-1,307	142,367
Subordinated loans					9,962	8,415	-499	17,878
Lease liabilities	20	44	162	607	328		-45	1,116
Financial liabilities	662,741	51,829	90,375	76,688	61,191	8,448	5,374	956,646

Other liabilities [3]	7,718	530	3,371	1,423	470			13,512

Total liabilities	670,459	52,359	93,745	78,111	61,661	8,448	5,374	970,158

Coupon interest due on financial liabilities	2,284	1,603	5,903	10,191	8,137	514		28,632

Commitments:
– Guarantees	26,355			3	550			26,908
– Irrevocable letters of credit	16,388							16,388
Guarantees issued by ING Groep N.V.	210							210
Irrevocable facilities	175,000	9	15	143	56			175,222
	217,953	9	15	146	606			218,728
1Includes liabilities on demand.
2This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting and fair value hedge adjustments, and for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
3Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-309

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
collateralised transactions including standard sale and repurchase agreements, securities lending and borrowing and derivatives margining. The financial assets pledged are as follows:

Financial assets pledged as collateral
in EUR million	2025	2024
Banks
– Cash and balances with central banks	499	397
– Loans and advances to banks	2,672	2,211
Financial assets at fair value through profit or loss	20,561	28,905
Financial assets at fair value through OCI	1,519	3,037
Securities at amortised cost	3,339	3,184
Loans and advances to customers	71,321	67,706
Other assets	479	503
	100,392	105,944
In some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks. As at 31 December
2025, the minimum mandatory reserve deposits with various central banks amount to EUR 11,925 million (2024:
EUR 11,648 million).
Financial assets received as collateral
The financial assets received as collateral that can be sold or repledged in absence of default by the owner of the collateral consists of securities obtained through reverse repurchase transactions and securities borrowing transactions.
These transactions are generally conducted under standard market terms for most repurchase transactions and the recipient of the collateral has an unrestricted right to sell or repledge it, provided that the collateral (or equivalent collateral) is returned to the counterparty at term.

Financial assets received as collateral
in EUR million	2025	2024
Total received collateral available for sale or repledge at fair value
– equity securities	21,494	22,815
– debt securities	144,257	140,285

of which sold or repledged at fair value
– equity securities	16,018	12,024
– debt securities	98,422	90,708
Transfer of financial assets
The majority of ING's financial assets that have been transferred, but do not qualify for derecognition, are debt and equity instruments used in securities lending or sale and repurchase transactions. These transferred financial assets remain recognized on the balance sheet as ING retains substantially all the risk and rewards of ownership and remains exposed to the changes in the fair value of the assets.

Transfer of financial assets not qualifying for derecognition
	Securities lending				Sale and repurchase
	Equity		Debt		Equity		Debt
in EUR million	2025	2024	2025	2024	2025	2024	2025	2024
Transferred assets at carrying amount
Financial assets at fair value through profit or loss	4,163	4,141	3	3	5,929	7,273	9,687	16,929
Financial assets at fair value through other comprehensive income			314	603			886	1,956
Securities at amortised cost			399	635			989	819

Associated liabilities at carrying amount[1]
Financial liabilities at fair value through profit or loss	n/a	n/a	n/a	n/a	5,398	7,005	6,684	11,901
1The table includes the associated liabilities which are reported after offsetting, compared to the gross positions of the encumbered assets.
The table above does not include assets transferred to consolidated securitisation entities as the related assets remain recognised in the consolidated statement of financial position. Transferred financial assets that are derecognised in their entirety are mentioned in Note 44 'Structured entities'.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-310

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
Related amounts not offset in the statement of financial position include transactions where:
▪The counterparty has an offsetting exposure and a master netting or similar arrangement is in place with a right to offset only in the event of default, insolvency or bankruptcy, or the offsetting criteria are otherwise not satisfied; and
▪In the case of derivatives and securities lending or sale and repurchase agreements, cash and non-cash collateral has been received or pledged to cover net exposure in the event of a default or other predetermined events. The effect of Over-collateralization is excluded.
The net amounts resulting after offsetting are not intended to represent ING’s actual exposure to counterparty risk, as risk management employs a number of credit risk mitigation strategies in addition to netting and collateral arrangements. Reference is made to the Risk Management Credit risk section ‘Credit risk mitigation'.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-311

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
in EUR million 2025		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount	Amounts not subject to enforceable netting arrangements	Statement of financial position total ¹
					Financial instruments	Cash and financial instruments received as collateral
Statement of financial position line item	Financial instrument
Loans and advances to banks [2]	Reverse repurchase, securities borrowing and similar agreements	4,964	-77	4,886		4,859	27	1,949	6,836
		4,964	-77	4,886		4,859	27	1,949	6,836
Financial assets at fair value through profit or loss
Trading and Non-trading	Reverse repurchase, securities borrowing and similar agreements	102,179	-48,514	53,665	26	53,507	132	16,378	70,044
	Derivatives [3]	81,453	-59,208	22,245	10,755	3,068	8,421	3,758	26,003
		183,632	-107,722	75,910	10,782	56,575	8,553	20,136	96,047
Loans and advances to customers [4]	Reverse repurchase, securities borrowing and similar agreements	3,247	-32	3,215		3,205	9	652	3,866
	Cash pools	211,791	-209,568	2,222	37	1,847	338		2,222
		215,038	-209,601	5,437	37	5,052	347	652	6,089
Other items where offsetting is applied in the statement of financial position [5]		742	-657	85	45		39		85

Total financial assets		404,375	-318,057	86,318	10,864	66,487	8,967	22,738	109,056
1‘The statement of financial position total’ is the sum of ‘Net amounts of financial assets presented in the statement of financial position’ and ’Amounts not subject to enforceable master netting arrangements’.
2At 31 December 2025, the total amount of ‘Loans and advances to banks’ excluding repurchase agreements is EUR 14,368 million which is not subject to offsetting.
3Derivative assets and derivative liabilities include certain exchange traded future and option positions with the same underlying.
4At 31 December 2025, the total amount of ‘Loans and advances to customers’ excluding repurchase agreements is EUR 723,867 million of which the net cash pool position of EUR 2,222 million is subject to offsetting.
5Other items include amounts to be settled with Central Clearing Counterparties regarding derivatives transactions and is included in ‘Other Assets – Amounts to be settled’ for EUR 4,076 million in the statement of financial position, of which EUR 85 million is subject to offsetting as at 31 December 2025.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-312

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
in EUR million 2024		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount	Amounts not subject to enforceable netting arrangements	Statement of financial position total ¹
					Financial instruments	Cash and financial instruments received as collateral
Statement of financial position line item	Financial instrument
Loans and advances to banks [2]	Reverse repurchase, securities borrowing and similar agreements	3,752	-31	3,721		3,683	38	7,057	10,777
	Other
		3,752	-31	3,721		3,683	38	7,057	10,777
Financial assets at fair value through profit or loss
Trading and Non-trading	Reverse repurchase, securities borrowing and similar agreements	98,679	-49,365	49,315	219	48,676	420	16,112	65,426
	Derivatives	93,034	-66,877	26,157	17,598	3,643	4,916	6,111	32,268
		191,713	-116,241	75,472	17,818	52,319	5,336	22,222	97,694
Loans and advances to customers [3]	Reverse repurchase, securities borrowing and similar agreements	4,444	-1,216	3,228		3,191	37	243	3,471
	Cash pools	237,248	-234,838	2,410	65	1,730	615		2,410
		241,691	-236,053	5,638	65	4,921	652	243	5,881
Other items where offsetting is applied in the statement of financial position [4]		6,666	-6,284	382	79		303		382

Total financial assets		443,822	-358,609	85,213	17,962	60,922	6,329	29,522	114,735
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
5Other items include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in ‘Other Assets – Amounts to be settled’ for EUR 3,550 million in the statement of financial position, of which EUR 382 million is subject to offsetting as at 31 December
2024.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-313

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
in EUR million 2025		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount	Amounts not subject to enforceable netting arrangements	Statement of financial position total ¹
					Financial instruments	Cash and financial instruments pledged as collateral
Statement of financial position line item	Financial instrument
Deposits from banks [2]	Repurchase, securities lending and similar agreements	79	-77	1			1	329	330
	Other	287	-287
		366	-365	1			1	329	330
Customer deposits [4]	Repurchase, securities lending and similar agreements	32	-32					182	182
	Cash pools	228,013	-209,568	18,445	8		18,437		18,445
		228,045	-209,601	18,445	8		18,437	182	18,627
Financial liabilities at fair value through profit or loss
Trading and Non-trading	Repurchase, securities lending and similar agreements	84,997	-48,514	36,483	26	36,520	-63	9,760	46,243
	Derivatives [3]	71,427	-53,882	17,545	10,783	3,409	3,353	4,474	22,019
		156,424	-102,395	54,028	10,809	39,929	3,291	14,234	68,262

Other items where offsetting is applied in the statement of financial position [5]		5,742	-5,697	45	45				45

Total financial liabilities		390,577	-318,057	72,520	10,862	39,929	21,729	14,745	87,265
1‘The statement of financial position total’ is the sum of ‘Net amounts of financial liabilities presented in the statement of financial position’ and ’Amounts not subject to enforceable master netting arrangements’.
2At 31 December 2025, the total amount of ‘Deposits from banks’ excluding repurchase agreements is EUR 18,186 million of which EUR 0 million is subject to offsetting.
3Derivative assets and derivative liabilities include certain exchange traded future and option positions with the same underlying.
4At 31 December 2025, the total amount of ‘Customers deposits’ excluding repurchase agreements is EUR 721,191 million of which the net cash pool position of EUR 18,445 million is subject to offsetting.
5Other items include amounts to be settled with Central Clearing Counterparties regarding derivatives transactions and is included in ‘Other Liabilities – Amounts to be settled’ for EUR 4,188 million in the statement of financial position, of which EUR 45 million is subject to offsetting as at 31 December 2025.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-314

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
in EUR million 2024		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount	Amounts not subject to enforceable netting arrangements	Statement of financial position total ¹
					Financial instruments	Cash and financial instruments pledged as collateral
Statement of financial position line item	Financial instrument
Deposits from banks [2]	Repurchase, securities lending and similar agreements	64	-31	33		33			33
	Other	62	-62
		126	-93	33		33			33
Customer deposits [3]	Repurchase, securities lending and similar agreements	1,214	-1,214					1
	Cash pools	251,655	-234,838	16,817	21		16,796		16,817
		252,868	-236,052	16,817	21		16,796	1	16,818
Financial liabilities at fair value through profit or loss
Trading and Non-trading	Repurchase, securities lending and similar agreements	81,384	-49,365	32,019	219	31,669	130	11,671	43,689
	Derivatives	89,386	-67,731	21,655	17,639	2,745	1,272	6,612	28,267
		170,769	-117,095	53,674	17,859	34,414	1,402	18,283	71,956

Other items where offsetting is applied in the statement of financial position [4]		5,609	-5,368	242	83		159		242

Total financial liabilities		429,373	-358,608	70,765	17,962	34,447	18,357	18,283	89,049
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
5Other items include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in ‘Other Liabilities – Amounts to be settled’ for EUR 4,290 million in the statement of financial position of which EUR 242 million is subject to offsetting as at 31 December
2024.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-315

41  Commitments
In the normal course of business, ING Group is party to activities where risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Commitments
in EUR million	2025	2024
– Guarantees	29,242	26,908
– Irrevocable letters of credit	15,230	16,388
	44,472	43,296

Guarantees issued by ING Groep N.V.	185	210

Irrevocable facilities	200,198	175,222
	244,855	218,728
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
Many of these facilities are for a fixed duration and bear interest at a floating rate. ING Group’s credit risk and interest rate risk in these transactions is limited. The unused portion of irrevocable credit facilities is partly secured by customers’ assets or counter-guarantees by the central governments and other public sector entities under the regulatory requirements. Irrevocable facilities also include commitments made to purchase securities to be issued by governments and private issuers. In addition, irrevocable facilities includes certain revocable facilities where the ability to withdraw such facilities is constrained in practice, and cancellation typically occurs only after a significant increase in credit risk, these commitments are treated as “in substance irrevocable” and are therefore included within the scope of the IFRS 9 impairment requirements.
As at 31 December 2025, ING Groep N.V. guarantees various US dollar debentures (that mature on 2026 and 2036)
which were issued by a subsidiary of Voya Financial Inc. In accordance with the Shareholder’s agreement, the net exposure of ING Groep N.V. as at 31 December 2025 and as at 31 December 2024 was nil, as the outstanding principal amount of the US dollar debentures was fully covered with collateral of EUR 196 million (2024: EUR 219 million ) pledged by Voya Financial Inc.
ING uses Irrevocable Payment Commitments (IPCs) for a part of its contributions to the Single Resolution Fund
(SRF). ING Group has EUR 346 million of IPCs outstanding to the SRF as at 31 December 2025 (31 December 2024:
EUR 346 million). No IPCs were provided to the SRF during 2025 (2024:  nil). No IPCs were called by the SRF in 2025
(2024: nil). Cash collateral provided to the SRF is equal to the outstanding amount of IPCs.
ING also uses IPCs for a part of its contributions to the Deposit Guarantee Scheme in Germany. IPCs amount to EUR
322 million as at 31 December 2025 (31 December 2024: EUR  309 million). Of these, EUR  13 million of IPCs were provided to the DGS during 2025 (2024: EUR  35 million). No IPCs were called by the DGS in 2025 (2024 : nil). ING posted government bonds as collateral for the total nominal amount of EUR 336 million as at 31 December 2025
(31 December 2024: EUR  336 million).
In addition to the items included in commitments, ING Group has issued certain guarantees as a participant in collective arrangements of national banking funds and as a participant in required collective guarantee schemes which apply in different countries.
ING Bank N.V. provided a guarantee to the German Deposit Guarantee Fund (‘Einlagensicherungsfonds’ or ESF)
under section 5 (10) of the by-laws of this fund, where ING Bank N.V. indemnifies the Association of German Banks
Berlin against any losses it might incur as result of actions taken with respect to ING Germany. The ESF is a voluntary collective guarantee scheme for retail savings and deposits in excess of EUR 100,000.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-316

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
Settlement agreement: On 4 September 2018, ING announced that it had entered into a settlement agreement with the Dutch Public Prosecution Service relating to previously disclosed investigations regarding various requirements for client on-boarding and the prevention of money laundering and corrupt practices. Following the entry into the settlement agreement, ING has experienced heightened scrutiny from authorities in various countries. ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement. Certain parties filed requests with the Court of Appeal in The Netherlands to reconsider the prosecutor’s decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees. In December 2020, the Court of Appeal issued its final ruling. In this ruling the prosecutors' decision to enter into the settlement agreement with ING was upheld, making the settlement final. However, in a separate ruling, the Court ordered the prosecution of ING’s former CEO. In December 2025, the Court decided that ING’s former CEO does not have to be prosecuted. This case is now closed.
Litigation by investors: In February and March 2024, ING and certain (former) board members were served with a writ of summons for litigation in The Netherlands on behalf of investors who claim to have suffered financial losses in connection with ING's disclosures on historic shortcomings in its financial economic crime policies, related risk management and control systems, the investigation by and settlement with the Dutch authorities in 2018 and related risks for ING. ING does not agree with the allegations and will defend itself against these and the claimed damages of EUR 587 million. In February 2025, ING and the (former) board members filed their statement of defence against the allegations and in November 2025, the court rejected all claims by the investors. In February
2026, the investors filed an appeal against this decision of the court. Separately, but relating to the same matters, in July 2024 another group of investors claiming to have suffered financial losses requested disclosure of certain
ING documents and to question witnesses. The court issued a decision on the request in May 2025 where it rejected the entirety of the request made by these investors. These investors may decide to pursue further legal action. ING follows IFRS rules for taking legal provisions and would disclose material amounts in this regard if and when applicable - which currently is not the case.
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
In January 2022, a Luxembourg investigating judge informed ING Luxembourg that he intends to instruct the relevant prosecutor to prepare a criminal indictment regarding alleged shortcomings in the AML process at ING
Luxembourg. In November 2024, a Luxembourg Court decided to refer the case to the ‘Tribunal Correctionnel’ for alleged shortcomings in a limited number of individual client files. ING Luxembourg filed an appeal against this procedural decision. In December 2025, the Court of Appeal upheld the first decision without making any substantive changes, as a result of which the case can now be heard before the Tribunal Correctionnel. It is currently not possible to determine how this matter will be resolved or the timing of any such resolution, ING does not expect the outcome of this matter to have a material financial effect.
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
Claims regarding accounts with predecessors of ING Bank Türkiye :
ING Bank Türkiye has received numerous claims from (former) customers of legal predecessors of ING Bank
Türkiye. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings
Deposit Insurance Fund (“SDIF”) prior to the acquisition of ING Bank Türkiye in 2007 from OYAK. Pursuant to the

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-317

acquisition contract, ING Bank Türkiye can claim compensation from SDIF if a court orders ING Bank Türkiye to pay amounts to the offshore account holders. SDIF has made payments to ING Bank Türkiye pursuant to such compensation requests, but filed various lawsuits to receive those amounts back. In April 2022, the Turkish
Supreme Court decided that the prescription period for the offshore account holders’ compensation claims starts on the transfer date of the account holders to the offshore accounts.
In 2024 SDIF initiated enforcement procedures against ING Bank Türkiye, based on the decision in April 2022 by the
Turkish Supreme Court referred to above. SDIF alleges that this decision means that ING Bank Türkiye has to return certain payments made by SDIF regarding the offshore depositors' receivables cases, as the statute of limitations had already expired.
Additionally, ING Bank Türkiye has initiated enforcement proceedings against SDIF regarding accumulated receivables that SDIF has either partially or completely failed to pay.
As of February 2026, four lawsuits have been finalized in favour of ING Bank Türkiye with the Turkish Supreme
Court's verdict, which are likely to be precedent decisions for the other files. At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.
Mortgage expenses claims : ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated with the formalisation of mortgages. In most first instance court proceedings the expense clause of the relevant mortgage contract has been declared null and ING Spain has been ordered to reimburse all or part of the applicable expenses. Since 2018, the Spanish Supreme Court and the
European Court of Justice ("CJEU") have issued rulings setting out which party should bear notary, registration, agency, and stamp duty costs. In January 2021, the Spanish Supreme Court ruled that valuation costs of mortgages, signed prior to 16 June 2019, the date the new mortgage law entered into force, should be borne by the bank. Media attention for the statute of limitations applicable to the right to claim reimbursement of costs resulted in an increased number of claims at the beginning of 2021. In June 2021, the Spanish Supreme Court published a press release stating its decision to ask the CJEU for a preliminary ruling regarding the criteria that should be applied to determine the date from which the action for claiming the reimbursement of mortgage expenses is considered to be expired. In January 2024, the CJEU ruled that the limitation period for the judicial claim for reimbursement of expenses cannot begin to run from a Supreme Court decision declaring the clause null and void, nor from the moment of the payment of the expenses. The CJEU indicated that it is up to national case-
law to determine the criterion that should be applied for the calculation of the limitation period. In April 2024, the
CJEU ruled that it was not against European Union laws that the period of prescription began to be calculated from the moment the clause was declared null. Following the CJEU approach, on 14 June 2024 the Spanish Supreme
Court issued its final decision stating in short that the 5-year period to claim the reimbursement of costs can only begin from the date each individual clause is declared null by a judge. The Spanish Supreme Court also leaves a small door open for banks in case they can demonstrate that a specific individual indeed had knowledge of the unfairness of the clause before that moment. ING has adapted its strategy to the latest developments.
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
Claims regarding mortgage loans in Swiss franc in Poland :   ING Poland is a defendant in several lawsuits with
retail customers who took out mortgage loans indexed to the Swiss franc. Such customers have alleged that the mortgage loan contract contains abusive clauses. One element that the court is expected to consider in determining whether such contracts contain abusive clauses is whether the rules to determine the exchange rate used for the conversion of the loan from Polish zloty to Swiss franc are unambiguous and verifiable. In December
2020, the Polish Financial Supervision Authority (PFSA) proposed that lenders offer borrowers voluntary out-of-
court settlements on foreign-currency mortgage disputes, with mortgages indexed to Swiss franc serving as a reference point. In February 2021, ING Poland announced its support for this initiative and in October 2021 began offering the settlements to the borrowers following the PFSA’s proposal. In October 2022, a hearing of the CJEU was held inter alia on the question whether, after cancellation of a contract regarding a Swiss franc loan by a court, banks may still charge interest for the amount borrowed under such loan prior to cancellation.
In June 2023, the CJEU issued a ruling. It ruled that under EU law when a loan agreement indexed to the Swiss franc is declared null and void, banks cannot claim any remuneration (i.e. interest) for the duration the principal amount was available to the customer. The customer, however, may assert claims against banks in addition to reimbursement of interest and installments previously paid to the bank. In September and December 2023, the
CJEU issued rulings providing further clarity on the limitation period and about the question of when a contract clause can be considered unfair. In April 2024, the Polish Supreme Court issued a ruling stating that if it is impossible to establish a binding foreign currency exchange rate for the parties in the indexed or denominated loan agreement, the agreement is also not binding in other respects. ING has recorded a portfolio provision. In
October and November 2024, seven new preliminary questions were referred to the CJEU which focus on the claims of banks in a situation of annulment of a credit agreement.
In June 2025, the CJEU issued a judgement in one of the Polish cases concerning banks' capital recovery after invalidation of the mortgage Swiss franc loan agreement. The verdict was passed in the case brought by a bank.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-318

The CJEU questioned the compliance with European Union law of the so-called two-claims theory, which has so far been widely used in Polish jurisprudence. It was based on the assumption that each party of the invalidated contract has its own claim. A consumer is entitled to ask for all the installments paid to the bank, and a bank is entitled to ask for the capital (in two separate civil proceedings). CJEU said that this approach is against EU law.
Both claims should be taken into consideration in one proceeding. A bank is entitled to ask only for the result of subtraction of its claim and a claim of a consumer (the balance theory). Despite this CJEU ruling, the majority of
Polish courts continues issuing judgments in accordance with two-claims theory.
Since September 2025, ING Poland has seen an increase in the number of settlements.
In January 2026, the CJEU issued a judgement confirming that it is permissible to settle both parties’ claims in a
Swiss franc dispute within a single proceeding by way of set off. The CJEU found that banks may raise the defence of set-off even if the invalidity of the contract is disputed. The CJEU pointed out that if the bank were deprived of the possibility of raising a set-off defence against the consumer, his right to effective judicial protection would be disproportionately infringed. Although the judgment is generally favorable to banks, certain theses contained in the judgment may result in an approach to calculating interest that is unfavorable for banks. At this point, however, it is unclear how the courts will approach the application of this ruling. This requires observation.
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
Timelines for compensation vary depending on customer and product segmentation and are dependent on the availability of data. In 2024 the compensation process was expedited. ING substantially finalized the compensation process in the first half of 2025, with a spill-over to the third quarter of 2025 for after-care in individual cases. ING has reached out to its customers with respect to the Kifid ruling, to also compensate amounts under EUR 50. Kifid confirmed ING's calculation methodology in relation to older consumer credits, where there is no relevant data available to determine the start delta and in relation to the interest-on-interest effect. The compensation process is still ongoing and may take until Q2 2026.
Climate litigation: In January 2024, Friends of the Earth Netherlands (Milieudefensie) announced that it holds ING liable for alleged contribution to climate change and threatened to initiate legal proceedings against ING. In March
2025, Milieudefensie started legal proceedings at the Court in Amsterdam against ING by serving the writ of summons. ING will defend its science-based climate approach in court and submitted its statement of defence in
February 2026.
Russian claims:  Several ING entities have received claims from, and are involved in litigation with, certain Russia-
linked entities. They claim the payment of principal or interest or other amounts that they have not received pursuant to sanctions. Claims are also made related to the settlement of contracts that have been terminated after sanctions were imposed. In at least one case, the claimant seized assets in Russia of ING entities. ING does not agree with these claims, as they do not comply with the underlying contracts or applicable laws, including sanctions. ING follows IFRS rules for taking legal provisions and would disclose material amounts in that regard if and when applicable which currently is not the case.
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
▪Representation on the board of directors;
▪Participation in the policymaking process; and
▪Interchange of managerial personnel.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-319

The principal subsidiaries, investments in associates and joint ventures of ING Groep N.V. and their statutory place of incorporation or primary place of business are as follows:

Principal subsidiaries, investments in associates and joint ventures
			Proportion of ownership and interest held by the group
			2025	2024
Subsidiary	Statutory place of Incorporation	Country of operation
ING Bank N.V.	Amsterdam	the Netherlands	100%	100%
ING Belgium S.A./N.V.	Brussels	Belgium	100%	100%
ING Luxembourg S.A.	Luxembourg City	Luxembourg	100%	100%
ING DiBa AG	Frankfurt am Main	Germany	100%	100%
ING Bank Slaski S.A.[1]	Katowice	Poland	75%	75%
ING Financial Holdings Corporation	Delaware	United States of America	100%	100%
ING Bank A.S.	Istanbul	Türkiye	100%	100%
ING Bank (Australia) Ltd	Sydney	Australia	100%	100%
ING Commercial Finance B.V.	Amsterdam	the Netherlands	100%	100%

Investments in associates and joint ventures
TMBThanachart Bank Public Company Ltd [2]	Bangkok	Thailand	23%	23%
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
collateral in the money market for secured borrowings.
ING Group originated various securitisations, and as at 31 December 2025 , these consisted of EUR 76 billion (2024:
EUR 74 billion) of senior and subordinated notes, of which EUR 4 billion (2024: EUR 4 billion) were issued externally.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-320

The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Group’s Consolidated statement of financial position and profit or loss.
In 2025, there are no non-controlling interests as part of the securitisation structured entities that are significant to ING Group.
2. Consolidated ING originated covered bond programme (CBC)
ING Group has entered into a covered bond programme. Under the covered bond programme, ING issues bonds.
The payment of interest and principal is guaranteed by the ING administered structured entities presented in table below. In order for these entities to fulfil their guarantee, ING legally transfers mainly mortgage loans originated by ING. Furthermore, ING offers protection against deterioration of the mortgage loans. The entities are consolidated by ING Group.

Covered bond programme
	Fair value pledged mortgage loans
in EUR million	2025	2024
Dutch Covered Bond programmes	29,131	27,172
Diba Mortgage Pfandbriefe	18,811	15,050
ING Belgium Residential Pandbrieven Programme	8,986	9,024
IBAL Covered Bond	3,492	3,676
ING Bank Hipoteczny CBP	820	602
	61,240	55,524
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
ING Group facilitates these transactions by acting as administrative agent, swap counterparty and liquidity provider to Mont Blanc Capital Corp. ING Group also provides support facilities (i.e. liquidity) backing the transactions funded by the conduit. The types of asset currently in the Mont Blanc conduit include trade receivables, consumer finance receivables, car leases.
ING Group supports the ABCP programmes by providing Mont Blanc Capital Corp. with short-term liquidity facilities.
Once drawn these facilities bear normal credit risk.
The liquidity facilities provided to Mont Blanc are EUR 4,800 million (2024: EUR  3,119 million). The drawn liquidity amount is nil as at 31 December 2025 (2024: nil).
The standby liquidity facilities are reported under irrevocable facilities. All facilities, which vary in risk profile, are granted to the Mont Blanc Capital Corp. subject to normal ING Group credit and liquidity risk analysis procedures.
The fees received for services provided and for facilities are charged subject to market conditions.
4. Unconsolidated Securitisation programmes
In 2013 ING transferred financial assets (mortgage loans) for an amount of EUR  2 billion to a special purpose vehicle (SPV). The transaction resulted in full derecognition of the financial assets from ING’s statement of financial position. Following this transfer ING continues to have two types of ongoing involvement in the transferred assets:
as counterparty to the SPE of a non-standard interest rate swap, which is recognised as a non-trading derivative, and as servicer of the transferred assets. Service fee income recognised, for the role as administrative agent, in the statement of profit or loss in 2025 amounted to EUR 1 million (2024: EUR  1 million). The cumulative income recognised in profit or loss since derecognition amounts to EUR 21 million (2024: EUR  20 million).
In 2025, ING established two SPVs, which are Designated Activity Companies incorporated in Ireland, for the purpose of significant risk transfer securitizations. ING transferred the credit risk on the selected diversified portfolios of corporate loans without transferring the assets to the SPVs. Each SPV has issued a series of credit linked notes varying in seniority of the referenced loans to the investors. Subsequently, SPVs provide a financial guarantee to ING in respect of the referenced loans and, in return for a fee, are liable to make protection payments to ING upon the occurrence of a credit event in relation to any of the referenced loans. As of 31
December 2025, credit linked notes held by third parties amounted to EUR 676 million (2024: nil) and funds raised by the sale of the credit linked notes are deposited within ING as collateral for the credit protection. The associated corporate loans were EUR 10 billion (2024: nil). The SPVs are not consolidated by ING because the third-party investors have the exposure, or rights to all variability of returns of the entities. No assets are transferred to, or income received from these entities and the credit linked notes are fully cash collateralized.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-321

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
45  Related parties
In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, among others, its associates, joint ventures, key management personnel, and various defined benefit and contribution plans. For post-employment benefit plans, reference is made to Note 33 'Pensions and other post-employment benefits'. Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. All transactions with related parties took place at conditions customary in the market. There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.
Associates and joint ventures

Transactions with ING Group’s main associates and joint ventures
	Associates		Joint ventures
in EUR million	2025	2024	2025	2024
Assets	117	142	0	0
Liabilities	242	263	7	10
Off-balance sheet commitments	18	23	0	0

Income received	21	16	0	0
Expenses paid	0	2	0	0
Assets, liabilities, commitments, and income related to Associates and joint ventures result from transactions which are executed as part of the normal Banking business. Dividends received by associates and joint ventures are included in Note 8 'Investment in associates and joint ventures'.
Key management personnel compensation
The Executive Board of ING Groep N.V., the Management Board Banking and the Supervisory Board are considered
Key Management personnel of ING. In 2025, 2024 and 2023, the three members of the Executive Board of ING
Groep N.V. were also members of the Management Board Banking.
Transactions with key management personnel, including their compensation are included in the tables below.

Key management personnel compensation (Executive Board and Management Board Banking)
2025 in EUR thousands	Executive Board of ING Groep N.V.	Management Board Banking [1]	Total
Fixed Compensation
– Base salary	4,615	4,306	8,921
– Collective fixed allowances [2]	1,094	984	2,078
– Pension costs	83	111	194
– Severance benefits [3]	1,347	444	1,791
Variable compensation
– Upfront cash		745	745
– Upfront shares	330	745	1,075
– Deferred cash		1,118	1,118
– Deferred shares	494	1,118	1,613
– Other emoluments [4]	340	468	808
Total compensation	8,302	10,041	18,343
1Excluding members of the Management Board Banking that are also members of the Executive Board of ING Groep N.V.
2The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5%
and a collective savings allowance to compensate for the loss of pension benefits with respect to salary in excess of EUR 137,800.
3In accordance with the Executive Board remuneration policy and with due observance of applicable legal requirements, a severance payment equal to one year's base salary has been granted.
4This includes expatriate allowances (such as housing, school/tuition fees and international health insurances, if applicable); banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands); tax and financial planning services to ensure compliance with the relevant legislative requirements; and the use of a company car or driver service.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-322

Key management personnel compensation (Executive Board and Management Board Banking)
2024 in EUR thousands	Executive Board of ING Groep N.V.	Management Board Banking [1]	Total
Fixed Compensation
– Base salary	4,388	3,598	7,987
– Collective fixed allowances [2]	1,033	790	1,823
– Pension costs	84	95	179
– Severance benefits
Variable compensation
– Upfront cash		609	609
– Upfront shares	302	609	911
– Deferred cash		914	914
– Deferred shares	453	914	1,367
– Other emoluments [3]	306	418	724
Total compensation	6,566	7,948	14,513
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
driver service.

Key management personnel compensation (Executive Board and Management Board Banking)
2023	Executive Board of ING Groep N.V.	Management Board Banking [1]	Total
in EUR thousands
Fixed Compensation
– Base salary	4,220	4,200	8,420
– Collective fixed allowances [2]	1,002	887	1,889
– Pension costs	78	107	185
– Severance benefits		734	734
Variable compensation
– Upfront cash		598	598
– Upfront shares	293	598	891
– Deferred cash		897	897
– Deferred shares	439	897	1,336
– Other emoluments [3]	344	487	832
Total compensation	6,376	9,405	15,782
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
Key management personnel compensation is generally included in Staff expenses in the statement of profit or loss. The total remuneration of the Executive Board and Management Board Banking is disclosed in the table above. Under IFRS, certain components of variable remuneration are not recognised in the statement of profit or loss directly, but are allocated over the vesting period of the award. The comparable amount recognised in Staff expenses in 2025 relating to the fixed expenses of 2025 and the vesting of variable remuneration of earlier performance years, is EUR 16 million (2024: EUR 12 million; 2023: EUR 14 million).
The table below shows the total of fixed remuneration, expense allowances and attendance fees for the
Supervisory Board in 2025, 2024 and 2023.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-323

Key management personnel compensation (Supervisory Board)
in EUR thousands	2025	2024	2023
Total compensation	1,434	1,191	1,152
Loans and advances to key management personnel
As at 31 December 2025 Loans and advances outstanding to key management personnel amounted to EUR 1.1 million (2024: EUR 1.1 million) with an average interest rate of 1.7% (2024: 2.1%) and loan commitments to key management personnel amounted to EUR 162 thousand (2024: EUR 145 thousand). Total interest received in
2025 on these loans and advances amounted to EUR 17 thousand (2024: EUR 28 thousand).
These loans and advances and loan commitments (1) were made in the ordinary course of business, (2) were granted on conditions that are comparable to those of loans and advances granted to all employees and (3) did not involve more than the normal risk of collectability or present other unfavourable features.
Deposits outstanding and bonds invested in by key management personnel
As at 31 December 2025 Deposits outstanding from key management personnel amounted to EUR 12.9 million
(2024: EUR 15.8 million) and bonds invested in by key management personnel amounted to EUR 226 thousand
(2024: nil). Total interest paid in 2025 on these deposits amounted to EUR 1.1 million (2024: EUR 324 thousand)
and total interest paid in 2025 on these bonds amounted to EUR 3 thousand (2024: nil). These transactions are entered into under the same commercial and market terms, including interest rates, that apply to non-related parties.
ING shares held by key management personnel

Number of ING Groep N.V. shares to key management personnel
	ING Groep N.V. shares
in numbers	2025	2024
Executive Board members	178,187	152,652
Management Board Banking	415,008	343,055
Supervisory Board members	9,395	5,295
46  Capital management
Capital management strategy
Group Treasury (GT) is responsible for maintaining adequate capitalisation across ING Group and its banking entities to support the management of risks associated with ING’s business activities. This includes capital planning, allocation, and management within the Group, as well as the execution of capital market, term capital funding, and risk management transactions. ING employs an integrated approach to assessing capital adequacy, whereby GT considers regulatory and internal economic capital metrics alongside the interests of key stakeholders, including customers, shareholders, and rating agencies.
ING applies the following main capital definitions:
▪Common Equity Tier 1 (CET1) capital consists of shareholders’ equity after the correction for applicable regulatory adjustments. The CET1 ratio is calculated as CET1 capital divided by risk-weighted assets (RWAs).
▪Tier 1 capital is defined as CET1 capital plus Additional Tier 1 (AT1) securities and other regulatory adjustments.
The Tier 1 capital ratio is defined as Tier 1 capital divided by RWAs.
▪Total capital consists of Tier 1 capital plus Tier 2 subordinated liabilities, after regulatory adjustments. The Total capital ratio is calculated as Total capital divided by RWAs.
▪ING’s CET1 ratio target is built on the CET1 requirements specified for ING, potential increase in the regulatory requirements, the potential impact of a standardised and predetermined stress scenario and available mitigating actions, and general uncertainties in its baseline planning.
▪Leverage ratio (LR) is defined as Tier 1 capital divided by the leverage exposure.
▪Minimum Required Eligible Liabilities (MREL)/ Total Loss Absorbing Capacity (TLAC) is Total capital plus senior unsecured bonds and amortisations. Related MREL and TLAC ratios are expressed relative to both risk-weighted assets and leverage exposure.
Dividend and distribution policy
ING’s distribution policy is a pay-out ratio of 50% of resilient net profit. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business. The 50% pay-out may be in the form of cash, or a combination of cash and share repurchases, with the majority in cash. Additional distributions are to be considered periodically, taking into account alternative opportunities, macroeconomic circumstances and the outcome of our capital planning. The prerequisite for a distribution is a CET1 ratio of at least the prevailing MDA level after distribution.
For more information on dividend and other distributions, reference is made to Note ‘Dividend per share’ and Note
‘Equity’.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-324

Capital position as per 31 December 2025

ING Group capital position according to CRR III / CRD V
in EUR million	2025	2024
Shareholders’ equity [1]	49,698	50,314
- Interim profits not included in CET1 capital	-2,125	-2,152
- Other adjustments	-3,006	-2,902
Regulatory adjustments	-5,130	-5,054
Available common equity Tier 1 capital	44,567	45,260

Additional Tier 1 securities	7,459	7,965
Regulatory adjustments additional Tier 1	112	66
Available Tier 1 capital	52,138	53,291

Supplementary capital Tier 2 bonds	10,608	9,852
Regulatory adjustments Tier 2	98	50
Available Total capital	62,845	63,194

Risk weighted assets	340,739	333,708

Common equity Tier 1 ratio	13.1%	13.6%
Tier 1 ratio	15.3%	16.0%
Total capital ratio	18.4%	18.9%
1Shareholders’ equity is determined in accordance with IFRS-EU.
In accordance with the applicable regulation, credit and operational risk models used in the capital ratios calculations are not audited.
Regulatory requirements
Capital adequacy and regulatory capital requirements are based on the standards issued by the Basel Committee on Banking Supervision (the Basel Committee) and implemented in the European Union Directives through the
Capital Requirements Regulation (CRR) and Capital Requirements Directive (CRD), as implemented by De
Nederlandsche Bank (DNB) and the European Central Bank (ECB). Under the CRR, the minimum Pillar 1 capital requirements applicable to ING Group are a CET1 ratio of 4.5%, a Tier 1 ratio of 6.0%, and a Total capital ratio of
8.0% of risk‑weighted assets.
The overall SREP CET1 requirement, including buffer requirements, for ING Group at a consolidated level increased during 2025, mainly due to an increase of the countercyclical buffer requirement (CCyB), and was 11.03% at 31
December 2025. This requirement is the sum of a 4.5% Pillar 1 requirement, a 0.93% Pillar 2 requirement, a 2.5%
capital conservation buffer (CCB), a 0.93% CCyB, 0.16% Sectoral Systemic Risk buffer (s-SyRB), and a  2.0% Other
Systemically Important Institutions (O-SII) buffer that is set separately for Dutch systemic banks by DNB. This requirement excludes the Pillar 2 guidance, which is not disclosed. ING met the externally imposed regulatory capital requirements in 2025.
ING’s fully loaded CET1 requirement stood at 11.09% at the end of 4Q2025 (4Q2024: 10.88%), which is higher than the prevailing CET1 ratio requirement. This reflects an update of the s-SyRB in Belgium, an increase in the CCyB requirements in Belgium, Poland and Spain, and a higher Pillar 2 requirement.
The MDA trigger level stood at 11.03% per end of 4Q2025 for CET1, 12.84% for Tier 1 Capital, and 15.25% for Total
capital. These MDA levels are in line with the application of Art.104a in CRD V, which allows ING to partly fulfil the total Pillar 2 requirement with Additional Tier 1 and Tier 2 capital.
An MDA requirement on the leverage ratio of 3.5% applies to ING Group. In the event that ING Group breaches an
MDA level, ING may face restrictions on dividend payments, coupons on AT1 securities and payment of variable remuneration.

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-325

47  Condensed financial information of the parent company
Parent company condensed statement of financial position
as at 31 December before appropriation of result

in EUR million	2025	2024		2025	2024
Assets			Equity
Investments in ING Bank N.V.	52,127	45,123	Share capital	30	31
Investments in other group companies	65	64	Share premium	17,116	17,116
Fixed assets	52,192	45,187	Legal and statutory reserves	-675	78
			Other reserves	30,341	31,397
Receivables from group companies [1]	71,240	77,739	Unappropriated result	7,271	4,080
Other assets	13	16	Total equity	54,083	52,703
Current assets	71,252	77,755
			Liabilities
			Subordinated loans	18,429	18,522
			Debenture loans	49,562	49,751
			Other non-current liabilities	0	0
			Non-current liabilities	67,992	68,273

			Amounts owed to group companies	101	72
			Other liabilities	1,268	1,893
			Current liabilities	1,369	1,966

Total assets	123,444	122,942	Total equity and liabilities	123,444	122,942
1Receivables from Group companies are related to ING Bank N.V and include EUR  18,430 million subordinated loans (2024: EUR 18,523 million).

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-326

Parent company condensed statement of profit or loss
for the years ended 31 December

in EUR million	2025	2024	2023
Staff expenses	0	0	0
Other expenses	9	8	7
Total expenses	9	8	7

Interest and other financial income	2,650	2,497	2,003
Valuation results	0	0	0
Interest and other financial expenses	-2,506	-2,217	-1,828
Net interest and other financial income	144	281	174

Result before tax	135	273	167
Taxation	35	70	43
Result after tax	100	202	124
Result from (disposal of) group companies and participating interests after taxation	8,224	5,132	4,016
Net result	8,324	5,334	4,140
Parent company condensed statement of other comprehensive income for the years ended 31 December

in EUR million	2025	2024	2023
Net result	8,324	5,334	4,140

Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Equity-accounted investees - share of OCI	-397	604	-149

Items that may subsequently be reclassified to the statement of profit or loss:
Equity-accounted investees - share of OCI	246	706	926

Total other comprehensive income	-151	1,311	776

Total comprehensive income	8,173	6,645	4,916

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-327

Parent company condensed statement of changes in equity

in EUR million	Share capital	Share premium	Legal and statutory reserves	Other reserves	Unappropriated results	Total
Balance as at 31 December 2024	31	17,116	78	31,397	4,080	52,703
Net results			14		8,310	8,324
Amounts net of tax directly recognised in equity			-151			-151
Total comprehensive income net of tax			-137		8,310	8,173

Dividends and other cash distributions				-500	-3,191	-3,691
Share buyback programmes, commitment				-3,100		-3,100
Share buyback programmes, cancellation of shares	-1			1
Employee share-based compensation plans				-12		-12
Other changes in treasury shares				6		6
Transfers			-616	2,544	-1,928
Other changes				5		5

Balance as at 31 December 2025	30	17,116	-675	30,341	7,271	54,083

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-328

Parent company condensed statement of changes in equity - continued

in EUR million	Share capital	Share premium	Legal and statutory reserves	Other reserves	Unappropriated results	Total
Balance as at 31 December 2023	35	17,116	-773	35,761	2,544	54,684
Net results			125		5,209	5,334
Amounts net of tax directly recognised in equity			1,311			1,311
Total comprehensive income net of tax			1,436		5,209	6,645

Dividends and other cash distributions				-498	-3,626	-4,124
Share buyback programmes, commitment				-4,500		-4,500
Share buyback programmes, cancellation of shares	-4			4
Employee share-based compensation plans				2		2
Other changes in treasury shares				2		2
Transfers			-585	631	-47
Other changes				-5		-5

Balance as at 31 December 2024	31	17,116	78	31,397	4,080	52,703

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-329

Parent company condensed statement of changes in equity - continued

in EUR million	Share capital	Share premium	Legal and statutory reserves	Other reserves	Unappropriated results	Total
Balance as at 31 December 2022	37	17,116	-986	29,002	11,331	56,500
Net results			336		3,804	4,140
Amounts net of tax directly recognised in equity			776			776
Total comprehensive income net of tax			1,112		3,804	4,916

Dividends					-2,668	-2,668
Share buyback programmes, commitment				-4,000		-4,000
Share buyback programmes, cancellation of shares	-2			2
Employee share-based compensation plans				-7		-7
Other changes in treasury shares				-7		-7
Transfers			-899	10,823	-9,923
Other changes				-50		-50

Balance as at 31 December 2023	35	17,116	-773	35,761	2,544	54,684

ING Group Annual Report on Form 20-F	Contents	Part I	Part II	Part III	Additional information	Financial statements	F-330

Parent company condensed statement of cash flows
for the years ended 31 December

in EUR million		2025	2024	2023		2025	2024	2023
Cash flows from operating activities					Cash flows from financing activities
Result before tax		135	273	167	Proceeds from debt securities	7,444	9,480	6,012
Adjusted for:	– non-cash items in Result before tax	56	232	221	Repayments of debt securities	-5,224	-3,695	-4,591
Taxation paid		-115	0	0	Proceeds from issuance of subordinated loans	3,734	4,492	2,240
Changes in:	– Net change in Loans and advances to/from banks, not available/payable on demand	3,036	-5,899	-6,485	Repayments of subordinated loans	-2,808	-2,944	-2,132
	– Other	51	-66	19	Purchase of treasury shares (share buyback programme)	-3,705	-3,817	-3,524
Net cash flow from/(used in) operating activities		3,163	-5,461	-6,079	Dividends and other cash distributions paid	-3,689	-3,626	-2,964
					Other financing
Cash flows from investing activities					Net cash flow from/(used in) financing activities	-4,248	-109	-4,959
Disposals and redemptions:	– dividends received from ING Bank N.V.	1,129	4,986	10,269
	– securities at amortised cost			1,000	Net cash flow	44	-583	231
Net cash flow from/(used in) investing activities		1,129	4,986	11,269
					Cash and cash equivalents at beginning of year	31	614	383
					Effect of exchange rate changes on cash and cash equivalents	0	0	0
					Cash and cash equivalents at end of year	75	31	614
Five-year schedule of maturities of subordinated and debenture loans

	Subordinated loans		Debenture loans
in EUR million	2025	2024	2025	2024
Less than 1 year			3,284	1,010
1 to 2 years			6,859	8,053
2 to 3 years			7,180	7,401
3 to 4 years			7,326	7,523
4 to 5 years			7,747	6,220
Longer than 5 years	10,735	10,035	17,167	19,544
Maturity not applicable	7,695	8,487
	18,429	18,522	49,562	49,751
As at 31 December 2025 ING Groep N.V. has issued USD 9,000 million (2024: USD 8,750 million) Perpetual
Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions to such a conversion are fulfilled. As a result of this conversion, the issued share capital can increase by up to 1,014 million (2024: 982 million) ordinary shares. Reference is made to the ING Group Consolidated financial statements, Note 18 'Subordinated loans' and
Note 19 'Equity'.
The amount of debentures held by Group companies as at 31 December 2025 is EUR 25 million (2024: EUR 10 million).
48  Subsequent events
There are no subsequent events to report.